  Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-239151
PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF COLLIER CREEK HOLDINGS
PROSPECTUS FOR
55,875,000 SHARES OF CLASS A COMMON STOCK, 2,000,000 SHARES OF CLASS B COMMON STOCK AND 21,866,666 WARRANTS OF COLLIER CREEK HOLDINGS (AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE, WHICH WILL BE RENAMED UTZ BRANDS, INC. IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN)
The board of directors of Collier Creek Holdings, a Cayman Islands exempted company (“Collier Creek”), has unanimously approved (i) the domestication of Collier Creek as a Delaware corporation (the “Domestication”); (ii) the acquisition of certain company units of Utz Brands Holdings, LLC (“Utz”), the parent of Utz Quality Foods, LLC, from its existing equityholders (collectively, the “Sellers”) and as a result of new issuances, by Collier Creek with Utz becoming a direct subsidiary of the Company (the “Business Combination”); and (iii) the other transactions contemplated by the Business Combination Agreement, dated as of June 5, 2020 (as it may be further amended or supplemented from time to time, the “Business Combination Agreement”), by and among Collier Creek, Utz and the Sellers, a copy of which is attached to this proxy statement/prospectus as Annex C. In connection with the Business Combination, Collier Creek will change its name to “Utz Brands, Inc.” As used in this proxy statement/prospectus, the “Company” refers to Collier Creek as a Delaware corporation by way of continuation following the Domestication and the Business Combination, which, in connection with the Domestication and simultaneously with the Business Combination, will change its corporate name to “Utz Brands, Inc.” As described in this proxy statement/prospectus, Collier Creek’s shareholders are being asked to consider a vote upon (among other things) the Business Combination.
On the effective date of the Domestication, (i) the issued and outstanding Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), of Collier Creek will convert automatically by operation of law, on a one-for-one basis, into shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A common stock”); (ii) the issued and outstanding redeemable warrants that were registered pursuant to the Registration Statements on Form S-1 (SEC File Nos. 333-227295 and 333-227703) of Collier Creek (the “IPO registration statement”) will automatically become redeemable warrants to acquire shares of Class A common stock (no other changes will be made to the terms of any issued and outstanding public warrants as a result of the Domestication); (iii) each issued and outstanding unit of Collier Creek that has not been previously separated into the underlying Class A ordinary share and underlying warrant upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of Class A common stock and one-third of one redeemable warrant to acquire one share of Class A common stock; (iv) each issued and outstanding Class B ordinary share, par value $0.0001 per share (the “Class B ordinary shares”), of Collier Creek will convert automatically by operation of law, on a one-for-one basis without giving effect to any rights of adjustment or other anti-dilution protections, into shares of Class A common stock, other than an aggregate of 2,000,000 Class B ordinary shares that will automatically be converted into 2,000,000 shares of Class B common stock, par value $0.0001 per share, of the Company (the “Class B common stock”) pursuant to the Sponsor Side Letter Agreement entered into by Collier Creek and the Sponsor Parties (as defined in the attached proxy statement/prospectus); and (v) the issued and outstanding warrants of Collier Creek issued in a private placement will automatically become warrants to acquire shares of Class A common stock (no other changes will be made to the terms of any issued and outstanding private placement warrants as a result of the Domestication).
Accordingly, this prospectus covers 55,875,000 shares of Class A common stock (including shares issuable upon conversion of the Class B common stock), 21,866,666 shares of Class A common stock issuable upon exercise of warrants, 2,000,000 shares of Class B common stock and 21,866,666 warrants to acquire shares of Class A common stock.
Collier Creek’s units, Class A ordinary shares and warrants are currently listed on the New York Stock Exchange (the “NYSE”) under the symbols “CCH.U,” “CCH” and “CCH WS,” respectively. Collier Creek will apply for listing, to be effective at the time of the Business Combination, of the Company’s Class A common stock and warrants on the NYSE under the proposed symbols “UTZ” and “UTZ WS,” respectively.

This proxy statement/prospectus provides shareholders of Collier Creek with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of Collier Creek. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 75 of this proxy statement/prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
This proxy statement/prospectus is dated August 7, 2020 and
is first being mailed to Collier Creek’s shareholders on or about August 7, 2020.

COLLIER CREEK HOLDINGS
A Cayman Islands Exempted Company
(Company Number 336209)
200 Park Avenue, 58th Floor, New York, New York 10166
To the Shareholders of Collier Creek:
You are cordially invited to attend the extraordinary general meeting in lieu of the general annual meeting (the “Shareholders Meeting”) of Collier Creek Holdings, a Cayman Islands exempted company (“Collier Creek” and, after the Domestication as described below, the “Company”), at 9 a.m., Eastern Daylight Time, on August 27, 2020, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.
As all shareholders will no doubt be aware, due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.
At the Shareholders Meeting, shareholders of Collier Creek will be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal,” to approve and adopt the Business Combination Agreement, dated effective as of June 5, 2020 (as may be further amended or supplemented from time to time, the “Business Combination Agreement”), by and among Collier Creek, Utz Brands Holdings, LLC (“Utz”), the parent of Utz Quality Foods, LLC, and Utz’s existing equityholders (collectively, the “Sellers”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex C, and the transactions contemplated thereby. In accordance with the terms and subject to the conditions of the Business Combination Agreement, among other things, following the Domestication of Collier Creek to the State of Delaware as described below, Collier Creek will acquire certain company units of Utz as a result of a new issuance by Utz and from the Sellers, with Collier Creek continuing to operate as the Company and Utz becoming a direct subsidiary of the Company (the “Business Combination”).
As a condition to closing the Business Combination, the board of directors of Collier Creek has unanimously approved, and shareholders of Collier Creek are being asked to consider and vote upon a proposal to approve (the “Domestication Proposal”), a change of Collier Creek’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). In connection with the Business Combination, Collier Creek will change its name to “Utz Brands, Inc.” As used herein, the “Company” refers to Collier Creek as a Delaware corporation by way of continuation following the Domestication and the Business Combination, which, in connection with the Domestication and simultaneously with the Business Combination, will change its corporate name to “Utz Brands, Inc.”
On the effective date of the Domestication, (i) the issued and outstanding Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), of Collier Creek will convert automatically by operation of law, on a one-for-one basis, into shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A common stock”); (ii) the issued and outstanding redeemable warrants that were registered pursuant to the Registration Statements on Form S-1 (SEC File Nos. 333-227295 and 333 -227703) of Collier Creek (the “IPO registration statement”) will automatically become redeemable warrants to acquire shares of Class A common stock (no other changes will be made to the terms of any issued and outstanding public warrants as a result of the Domestication); (iii) each issued and outstanding unit of Collier Creek that has not been previously separated into the underlying Class A ordinary share and underlying warrant upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of Class A common stock and one-third of one redeemable warrant to acquire one share of Class A common stock; (iv) each issued and outstanding Class B ordinary share, par value $0.0001 per share (the

“Class B ordinary shares”), of Collier Creek will convert automatically by operation of law, on a one-for-one basis without giving effect to any rights of adjustment or other anti-dilution protections, into one share of Class A common stock, other than an aggregate of 2,000,000 Class B ordinary shares that will automatically be converted into 2,000,000 shares of Class B common stock, par value $0.0001 per share, of the Company (the “Class B common stock”) pursuant to the Sponsor Side Letter Agreement (as defined below) entered into by Collier Creek, Collier Creek Partners LLC, a Delaware limited liability company (the ‘‘Sponsor’’), the Founder Holders (as defined in the attached proxy statement/prospectus), and Collier Creek’s independent directors (the Sponsor, together with such individuals and Founder Holders, collectively, the “Sponsor Parties”); and (v) the issued and outstanding warrants of Collier Creek issued in a private placement will automatically become warrants to acquire shares of Class A common stock (no other changes will be made to the terms of any issued and outstanding private placement warrants as a result of the Domestication). As used herein, “Public Shares” shall mean the Class A ordinary shares and “Public Warrants” shall mean the redeemable warrants to acquire Class A ordinary shares, in each case, that were registered pursuant to the IPO registration statement and the shares of the Class A common stock issued as a matter of law upon the conversion thereof on the effective date of the Domestication. As used herein, “Class B ordinary shares” shall mean the 11,875,000 Class B ordinary shares, par value $0.0001 per share, of Collier Creek and “Private Placement Warrants” shall mean the 7,200,000 private placement warrants outstanding as of the date of this proxy statement/prospectus, which will be automatically converted by operation of law into warrants to acquire shares of Class A common stock in the Domestication. For further details, see “Shareholder Proposal 1: The Domestication Proposal.”
You will also be asked to consider and vote upon (i) a proposal to approve and adopt the Equity Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex D, which is referred to herein as the “Equity Incentive Plan Proposal,” (ii) seven separate proposals to approve material differences between Collier Creek’s existing amended and restated memorandum and articles of association (the “Existing Organizational Documents”) and the proposed new certificate of incorporation and bylaws of the Company upon the Domestication (the “Certificate of Incorporation”), which are referred to herein as the “Organizational Documents Proposals” and (iii) a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Shareholders Meeting, which is referred to herein as the “Adjournment Proposal.” The Business Combination will be consummated only if the Business Combination Proposal, the Domestication Proposal and certain of the Organizational Documents Proposals (the “Required Organizational Documents Proposals”) (collectively, the “Condition Precedent Proposals”) are approved at the Shareholders Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Organizational Documents Proposals that are not Required Organizational Documents Proposals and the Equity Incentive Plan Proposal are conditioned on the approval of the Condition Precedent Proposals, however, if each of the Organizational Documents Proposals do not receive approval at the Shareholders Meeting from the holders of at least two-thirds of the ordinary shares of Collier Creek as of the record date that are present and vote at the Shareholders Meeting, the Business Combination can close only if the Sellers and Collier Creek waive certain conditions to closing under the Business Combination Agreement. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully in its entirety.
In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) the Sellers will (a) retain 57,765,978 economic non-voting interests in Utz (“Common Company Units”), (b) receive 57,765,978 shares of Class V common stock, par value $0.0001 per share, of the Company (the “Class V common stock”), which will be non-economic voting stock of the Company; provided, that, to the extent that the Net Cash Consideration (defined below) is a negative number, then such number of retained Common Company Units and shares of Class V common stock will each be reduced by that number equal to (x) the amount by which the Net Cash Consideration is a negative number, divided by (y) $10.00, and (c) receive 3,483,022 non-voting unvested performance interests in Utz (“Restricted Company Units,” and the Restricted Company Units held by the Sellers at Closing, the “Retained Restricted Company Units”), which will convert into Common Company Units upon vesting (and, for each unit so converted, entitle the Sellers to an additional share of Class V common stock and payment of an ordinary catch-up distribution amount as if such unit had been vested as of Closing); (ii) Collier Creek will acquire (a) 57,375,000

Common Company Units; provided, that, such amount will be reduced on a one-to-one basis for each share of Class A common stock redeemed for which a new share of Class A common stock is not sold in connection with a permitted equity financing, (b) 2,000,000 Restricted Company Units and (c) 100% of the non-economic managing interests of Utz; and (iii) an aggregate of 2,000,000 Class B ordinary shares of Collier Creek held by the Sponsor and Collier Creek’s independent directors will be automatically converted into 1,000,000 shares of Series B-1 non-voting common stock, par value $0.0001 per share, of the Company (the “Series B-1 common stock”) and 1,000,000 shares of Series B-2 non-voting common stock, par value $0.0001 per share, of the Company (the “Series B-2 common stock,” and together with the Series B-1 common stock, the “Restricted Sponsor Shares”). The Restricted Sponsor Shares will have no voting rights and will entitle the holder thereof to participate in any dividends declared on the Class A common stock, however such dividends will not be payable until such shares of Class B common stock are convertible into shares of Class A common stock pursuant to the terms of the Sponsor Side Letter Agreement and the Certificate of Incorporation.
The aggregate consideration (the “Business Combination Consideration”) payable or issuable by Collier Creek in exchange for the 57,375,000 Common Company Units (as may be reduced in connection with redemptions, subject to any permitted equity financing) and 2,000,000 Restricted Company Units is comprised of (i) an amount in cash (the “UPA Seller Preferred Equity Purchase Consideration”) which shall be used by Collier Creek to acquire the preferred units in the Sellers owned by BSOF SN LLC (“UPA Seller”) at the Closing (which units shall be immediately redeemed by the Sellers at the Closing in exchange for a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek), (ii) an amount in cash (the “UPA Seller Common Equity Purchase Consideration”), which shall be used to acquire the common units in the Sellers owned by UPA Seller at the Closing (which units shall be immediately redeemed by the Sellers at the Closing in exchange for a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek), (iii) $60 million less the UPA Seller Common Equity Purchase Consideration less certain amounts (the “Deducted Amount”) with respect to transactions by the Sellers and certain of their related parties following December 30, 2019 (the “Net Cash Consideration”) to acquire a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek, (iv) 57,765,978 shares of Class V common stock; provided, that, to the extent that the Net Cash Consideration is a negative number, then such number of shares of Class V common stock will be reduced by that number of shares of Class V common stock equal to (x) the amount by which the Net Cash Consideration is a negative number, divided by (y) $10.00, and (v) a cash contribution to Utz (the “Contribution Amount”) in an amount equal to (a) the aggregate amount held in the trust account of Collier Creek following any Redemptions, which holds the net proceeds from the initial public offering and certain of the proceeds from the sale of the Private Placement Warrants, together with interest earned thereon (the “Trust Account”), which amount equals approximately $452,625,000 as of August 5, 2020, plus (b) $35,000,000 of proceeds from the forward purchases (the “Forward Purchases”) of 3,500,000 Class A ordinary shares (the “Forward Purchase Shares”) and 1,166,666 redeemable warrants (the “Forward Purchase Warrants”) of Collier Creek pursuant to certain forward purchase agreements (the “Forward Purchase Agreements”), dated as of September 7, 2018, among Collier Creek, the Sponsor and Collier Creek’s independent directors, plus (c) the net proceeds from any Permitted Equity Financing (as defined in this proxy statement/prospectus), if any, less (d) the UPA Seller Preferred Equity Purchase Consideration, (e) the UPA Seller Common Equity Purchase Consideration and (f) the Net Cash Consideration, which Contribution Amount will be contributed to Utz in exchange for the issuance of a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek. The Deducted Amount will be contributed to Utz. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Business Combination Consideration.”
Concurrently with the execution of the Business Combination Agreement, Collier Creek and the Sponsor Parties entered into the Sponsor Side Letter Agreement on June 5, 2020 (the “Sponsor Side Letter Agreement”), pursuant to which, among other things, the Sponsor Parties have agreed to, immediately prior to, and conditioned upon, the closing date of the Business Combination (the “Closing Date”), automatically convert an aggregate of 2,000,000 Class B ordinary shares of Collier Creek into 2,000,000 Restricted Sponsor Shares. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Business Combination Consideration.”

Concurrently with the execution of the Business Combination Agreement, Collier Creek, the Sellers and UPA Seller entered into a Unit Purchase Agreement (the “Unit Purchase Agreement”) on June 5, 2020, pursuant to which, among other things, substantially simultaneously with Closing, Collier Creek will purchase an aggregate of 125,000 Series A Preferred Units of the Sellers and 102,060.14 Common Units of the Sellers from UPA Seller (the “Unit Purchase”), which units will be immediately redeemed by the Sellers at the Closing following such purchase. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — The Unit Purchase Agreement.”
In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the Closing Date, including, the Third Amended and Restated Limited Liability Company Agreement, the Tax Receivable Agreement, the Investor Rights Agreement and the Standstill Agreement (each as defined in the accompanying proxy statement/prospectus). The Third Amended and Restated Limited Liability Company Agreement will provide for, among other things, the ability for the Sellers holding Common Company Units from and after the one-year anniversary of the Closing Date or such earlier time as the Lock-Up period expires in accordance with the Investor Rights Agreement, no more than twice per calendar quarter (in the aggregate), to exchange all or any portion of their Common Company Units, together with the cancellation of an equal number of shares of Class V common stock, for a number of shares of Class A common stock equal to the number of exchanged Common Company Units, subject to the limitations and requirements set forth in the Third Amended and Restated Limited Liability Company Agreement regarding such exchanges. See “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination” in the accompanying proxy statement/prospectus for more information.
Pursuant to the Existing Organizational Documents, a public shareholder may request that Collier Creek redeem all or a portion of such shareholder’s Public Shares for cash if the Business Combination is consummated. Holders of units must elect to separate the units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying Public Shares and Public Warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company (the “Transfer Agent”), Collier Creek’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. Public shareholders may elect to redeem their Public Shares even if they vote “for” the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to the Transfer Agent, the Company will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account established at the consummation of our initial public offering, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of August 5, 2020, this would have amounted to approximately $10.29 per issued and outstanding Public Share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. The redemption takes place following the Domestication and accordingly it is shares of Class A common stock that will be redeemed immediately after consummation of the Business Combination. See “Shareholders Meeting — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The holders of Class B ordinary shares have agreed to vote all of their ordinary shares in favor of the proposals being presented at the Shareholders Meeting and waive their redemption rights with respect to such ordinary shares in connection with the consummation of the Business Combination. The Class B ordinary shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the holders of Class B ordinary shares own approximately 21.25% of the issued and outstanding ordinary shares.
The Business Combination Agreement provides that Utz’s and the Sellers’ obligation to consummate the Business Combination is conditioned on, among other things, that the Company shall have available cash of at least $300,000,000 equal to the sum of: (i) the aggregate amount held in the Trust Account of Collier Creek, less amounts required for the redemptions each holder of Public Shares of Collier Creek is entitled to, to the extent such holder elects to exercise such redemption rights, (ii) the consummation of any Permitted Equity Financing (net of costs) and (iii) the aggregate gross proceeds from the Forward Purchases. We refer to this as the “Minimum Cash Condition.” If this Minimum Cash Condition is not met, and such condition is not waived by the Sellers and Collier Creek, then the Business Combination Agreement could terminate and the proposed Business Combination may not be consummated. The Business Combination Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement. In addition, in no event will Collier Creek redeem Public Shares in an amount that would cause Collier Creek’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.
Collier Creek is providing the accompanying proxy statement/prospectus and accompanying proxy card to Collier Creek’s shareholders in connection with the solicitation of proxies to be voted at the Shareholders Meeting and at any adjournments of the extraordinary meeting. Information about the Shareholders Meeting, the Business Combination and other related business to be considered by Collier Creek’s shareholders at the Shareholders Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Shareholders Meeting, all of Collier Creek’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 75 of the accompanying proxy statement/prospectus.
After careful consideration, the board of directors of Collier Creek has unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to Collier Creek’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of Collier Creek, you should keep in mind that Collier Creek’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Interests of Collier Creek’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.
The Business Combination Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Collier Creek ordinary shares that are present and vote at the Shareholders Meeting. The Domestication Proposal and the Organizational Documents Proposals will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Collier Creek ordinary shares as of the Record Date that are present and vote at the Shareholders Meeting.
Your vote is very important. Whether or not you plan to attend the Shareholders Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the Shareholders Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Shareholders Meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition

Precedent Proposals are approved at the Shareholders Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Organizational Documents Proposals that are not Required Organizational Documents Proposals are conditioned on the approval of the Condition Precedent Proposals, however if each of the Organizational Documents Proposals do not receive approval at the Shareholders Meeting from the holders of two-thirds of the ordinary shares of Collier Creek as of the record date that are present and vote at the Shareholders Meeting, the Business Combination may close only if the Sellers and Collier Creek waive certain conditions to closing under the Business Combination Agreement. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Shareholders Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Shareholders Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Shareholders Meeting. If you are a shareholder of record and you attend the Shareholders Meeting and wish to vote in person, you may withdraw your proxy and vote in person.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO COLLIER CREEK’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SHAREHOLDERS MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.
On behalf of the board of directors of Collier Creek, I would like to thank you for your support and look forward to the successful completion of the Business Combination.
Sincerely,
Jason K. Giordano Co-Executive Chairman
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
The accompanying proxy statement/prospectus is dated August 7, 2020 and is first being mailed to shareholders on or about August 7, 2020.

ADDITIONAL INFORMATION
The accompanying document is the proxy statement of Collier Creek for the Shareholders Meeting and the prospectus for the securities of the continuing Delaware corporation following the Domestication. This registration statement and the accompanying proxy statement/prospectus is available without charge to shareholders of Collier Creek upon written or oral request. This document and other filings by Collier Creek with the Securities and Exchange Commission may be obtained by either written or oral request to Collier Creek Holdings, 200 Park Avenue, 58th Floor, New York, New York 10166 or by telephone at (212) 355-5515.
The Securities and Exchange Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. You may obtain copies of the materials described above at the commission’s internet site at www.sec.gov.
In addition, if you have questions about the Shareholder Proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact Morrow Sodali LLC (“Morrow”), our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing CCH.info@investor.morrowsodali.com. You will not be charged for any of the documents that you request.
See the section entitled “Where You Can Find More Information” of the accompanying proxy statement/prospectus for further information.
Information contained on the Collier Creek website, or any other website, is expressly not incorporated by reference into the accompanying proxy statement/prospectus.
To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Shareholders Meeting, or no later than August 20, 2020.

COLLIER CREEK HOLDINGS
A Cayman Islands Exempted Company
(Company Number 336209)
200 Park Avenue, 58th Floor, New York, New York 10166
NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON AUGUST 27, 2020
TO THE SHAREHOLDERS OF COLLIER CREEK HOLDINGS:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting in lieu of the annual general meeting (the “Shareholders Meeting”) of Collier Creek Holdings, a Cayman Islands exempted company (“Collier Creek” and, after the Domestication as described below, the “Company”), will be held at 9 a.m., Eastern Time, on August 27, 2020, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.
As all shareholders will no doubt be aware, due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material. You are cordially invited to attend the Shareholders Meeting, which will be held for the following purposes:
(1)
Proposal No. 1  — The Domestication Proposal — To consider and vote upon a proposal by special resolution to change the corporate structure and domicile of Collier Creek by way of continuation from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware (the “Domestication”). The Domestication will be effected simultaneously with the Business Combination (as defined below) by Collier Creek filing a Certificate of Corporate Domestication and a Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register with the Registrar of Companies of the Cayman Islands. Upon the effectiveness of the Domestication, Collier Creek will become a Delaware corporation and will change its corporate name to “Utz Brands, Inc.” (together with Collier Creek following the Domestication and the Business Combination, the “Company”) and all outstanding securities of Collier Creek will convert to outstanding securities of the Company, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Domestication Proposal.” The forms of the proposed Delaware Certificate of Incorporation and proposed Bylaws of the Company to become effective upon the Domestication, are attached to the accompanying proxy statement/prospectus as Annex A and Annex B, respectively.

(2)
Proposal No. 2  — The Business Combination Proposal  — To consider and vote upon a proposal by ordinary resolution to approve the Business Combination Agreement, dated as of June 5, 2020 (as amended or supplemented from time to time, the “Business Combination Agreement”), by and among Collier Creek, Utz Brands Holdings, LLC (“Utz”), the parent of Utz Quality Foods, LLC, and Utz’s existing equityholders (collectively, the “Sellers”), and the transactions contemplated by the Business Combination Agreement (collectively, the “Business Combination”). Pursuant to the Business Combination Agreement, Collier Creek will acquire certain limited liability company units of Utz and simultaneously with such acquisition will change its name to Utz Brands, Inc., with Utz Brands, Inc. continuing as the holding company of Utz subsequent to the Business Combination, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Business Combination Proposal.” A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex C.

(3)
Proposal No. 3  — The Equity Incentive Plan Proposal  — To consider and vote upon the approval by ordinary resolution of the Equity Incentive Plan. We refer to this as the “Equity Incentive Plan Proposal.” A copy of the Equity Incentive Plan is attached to the accompanying proxy statement/prospectus as Annex D.

(4)
The Organizational Documents Proposals  — To consider and vote upon the following seven separate proposals by special resolutions (collectively, the “Organizational Documents Proposals”) to approve by special resolution the following material differences between the current amended and restated memorandum and articles of association of Collier Creek (the “Existing Organizational Documents”) and the proposed new certificate of incorporation (the “Certificate of Incorporation”) and the proposed new bylaws (the “Bylaws” and, together with the Certificate of Incorporation, the “Proposed Organizational Documents”) of Collier Creek (a corporation incorporated in the State of Delaware, assuming the Domestication Proposal is approved and adopted, and the filing with and acceptance by the Secretary of State of Delaware of the certificate of domestication in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”)), which will be renamed “Utz Brands, Inc.” in connection with the Business Combination:

(A)
Proposal No. 4  — Organizational Documents Proposal A  — As a special resolution, to authorize the change in the authorized capital stock of Collier Creek from (i) 400,000,000 Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), 50,000,000 Class B ordinary shares, par value $0.001 per share (the “Class B ordinary shares” and, together with the Class A ordinary shares, the “ordinary shares”), and 1,000,000 preferred shares, par value $0.0001 per share, to (ii) 1,000,000,000 shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A common stock”), 1,000,000 shares of Series B-1 non-voting common stock, par value $0.0001 per share, of the Company (the “Series B-1 common stock”), 1,000,000 shares of Series B-2 non-voting common stock, par value $0.0001 per share, of the Company (the “Series B-2 common stock”), 61,249,000 shares of Class V common stock, par value $0.0001 per share, of the Company (the “Class V common stock”) and 1,000,000 shares of preferred stock, par value $0.0001 per share, of the Company (the “Preferred Stock”) (this proposal is referred to herein as “Organizational Documents Proposal A”);

(B)
Proposal No. 5  — Organizational Documents Proposal B  — As a special resolution, to authorize the Company to make issuances of any or all shares of Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the Company’s board of directors and as may be permitted by the DGCL (this proposal is referred to herein as “Organizational Documents Proposal B”);

(C)
Proposal No. 6  — Organizational Documents Proposal C  — As a special resolution, to provide that certain provisions of the Certificate of Incorporation are subject to certain provisions of the Investor Rights Agreement (as defined below) (this proposal is referred to herein as “Organizational Documents Proposal C”);

(D)
Proposal No. 7  — Organizational Documents Proposal D  — As a special resolution, to authorize the removal of the ability of the Company’s stockholders to take action by written consent in lieu of a meeting unless such action is recommended or approved by all directors then in office (this proposal is referred to herein as “Organizational Documents Proposal D”);

(E)
Proposal No. 8 — Organizational Documents Proposal E — As a special resolution, to authorize the classification of the Company Board into three classes of directors with staggered three-year terms of office and make certain related changes (this proposal is referred to herein as “Organizational Documents Proposal E”);

(F)
Proposal No. 9 — Organizational Documents Proposal F — As a special resolution, to authorize the adoption of Delaware as the exclusive forum for certain stockholder litigation (this proposal is referred to herein as “Organizational Documents Proposal F”); and

(G)
Proposal No. 10  — Organizational Documents Proposal G  — As a special resolution, to authorize all other changes in connection with the replacement of Existing Organizational Documents with the Certificate of Incorporation and Bylaws as part of the Domestication (copies of which are attached to the accompanying proxy statement/prospectus as Annex A and Annex B, respectively), including (1) changing the post-Business Combination corporate name from “Collier Creek Holdings” to “Utz Brands, Inc.” (which is expected to occur after the Domestication in connection with the Business Combination), (2) making the Company’s corporate existence perpetual, (3) electing to not be governed by Section 203 of the DGCL but providing other restrictions regarding takeovers by interested stockholders, (4) granting an explicit waiver regarding corporate opportunities to non-employee directors of the Company and (5) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the board of directors of Collier Creek believes are necessary to adequately address the needs of the Company after the Business Combination (this proposal is referred to herein as “Organizational Documents Proposal G” and, together with Organizational Documents Proposal A, the “Required Organizational Documents Proposals” and, collectively with the Domestication Proposal, the Business Combination Proposal, and the Required Organizational Documents Proposals, the “Condition Precedent Proposals”); and
(5)
Proposal No. 11  — The Adjournment Proposal  — To consider and vote upon a proposal by ordinary resolution to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting (this proposal is referred to herein as the “Adjournment Proposal”).

These Shareholder Proposals are described in the accompanying proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of ordinary shares of Collier Creek at the close of business on July 30, 2020 (the “Record Date”) are entitled to notice of the Shareholders Meeting and to vote and have their votes counted at the Shareholders Meeting and any adjournments of the Shareholders Meeting.
After careful consideration, the board of directors of Collier Creek has determined that the Shareholder Proposals are fair to and in the best interests of Collier Creek and its shareholders and unanimously recommends that the holders of Collier Creek’s ordinary shares entitled to vote with respect to each of the Shareholder Proposals, vote or give instruction to vote “FOR” the Domestication Proposal, “FOR” the Business Combination Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” each of the Organizational Documents Proposals and “FOR” the Adjournment Proposal.
The existence of any financial and personal interests of one or more of Collier Creek’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Collier Creek and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Shareholder Proposals. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal  — Interests of Collier Creek’s Directors and Officers and Others in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.
Pursuant to the Existing Organizational Documents, a Public Shareholder may request that the Company redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)
(a) hold Public Shares, or (b) if you hold Public Shares through units, you elect to separate your units into the underlying Public Shares and warrants prior to exercising your redemption rights with respect to the Public Shares;

(ii)
submit a written request to Continental Stock Transfer & Trust Company, Collier Creek’s transfer agent, in which you (a) request that the Company redeem all or a portion of your Public Shares for cash, and (b) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

(iii)
deliver your Public Shares to Continental Stock Transfer & Trust Company, Collier Creek’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Public Shareholders may seek to have their Public Shares redeemed by Collier Creek, regardless of whether they vote for or against the Business Combination or any other Shareholder Proposals and whether they held Collier Creek ordinary shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds ordinary shares of Collier Creek on or before August 25, 2020 (two (2) business days before the Shareholders Meeting) will have the right to demand that his, her or its shares be redeemed for a full pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $452,625,000 on August 5, 2020 and including anticipated additional interest through the closing of the Business Combination (assuming interest accrues at recent rates and no additional tax payments are made out of the Trust Account), the estimated per share redemption price is expected to be approximately $10.29. A Public Shareholder who has properly tendered his, her or its Public Shares for Redemption will be entitled to receive his, her or its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the Redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate.
Collier Creek shareholders who seek to redeem their Public Shares must demand Redemption no later than 5:00 p.m., Eastern Daylight Time, on August 25, 2020 (two (2) business days before the Shareholders Meeting) by (a) submitting a written request to the Transfer Agent that Collier Creek redeem such holder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for Redemption if such holder is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to ordinary shares of Collier Creek and (c) delivering their ordinary shares, either physically or electronically using DTC’s deposit/withdrawal at custodian system (“DWAC”), at the holder’s option, to the Transfer Agent prior to the Shareholders Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking Redemption Rights with respect to 15% or more of Collier Creek’s Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by Collier Creek.
Pursuant to the Insider Letter Agreement, the Sponsor, officers and directors of Collier Creek have waived all of their Redemption Rights and will not have Redemption Rights with respect to any Collier Creek Shares owned by them, directly or indirectly. Holders of the warrants will not have redemption rights with respect to the warrants.
Each of the Domestication Proposal, the Business Combination Proposal and the Required Organizational Documents Proposals is interdependent upon the others and must be approved in order for Collier Creek to complete the Business Combination contemplated by the Business Combination Agreement. If any of the Domestication Proposal, Business Combination Proposal or the Required Organizational Documents Proposals fail to receive the required approval by the shareholders of Collier Creek at the Shareholders Meeting, the Business Combination will not be completed. In addition, if each of the Organizational Documents Proposals do not receive approval at the Shareholders Meeting from the holders of at least two-thirds of the ordinary shares of Collier Creek as of the Record Date that are present and vote at the Shareholders Meeting, the Business Combination can close only if the Sellers and Collier Creek waive certain conditions to closing under the Business Combination Agreement. The Business Combination Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal will require an ordinary resolution, being the approval of the holders of a majority of the ordinary shares of Collier Creek that are present and vote at the Shareholders Meeting. The Domestication Proposal and the Organizational Documents Proposals will require a special resolution, being the approval of the holders of at least two-thirds of the ordinary shares of Collier Creek as of the Record Date that are present and vote at the Shareholders Meeting.
Unless we are required to meet virtually to take necessary precautions due to COVID-19, all shareholders of Collier Creek are cordially invited to attend the Shareholders Meeting in person. To ensure your representation at the Shareholders Meeting, however, you are urged to mark, sign and date the enclosed proxy card and return it as soon as possible in the pre-addressed postage paid envelope provided. If you are a shareholder of record of Collier Creek ordinary shares, you may also cast your vote in person at the Shareholders Meeting. If your shares are held in an account at a brokerage firm or bank, or by a nominee, you must instruct your broker, bank or nominee on how to vote your shares or, if you wish to attend the Shareholders Meeting and vote in person, obtain a proxy from your broker, bank or nominee.
Whether or not you plan to attend the Shareholders Meeting, we urge you to read the accompanying proxy statement/prospectus (and any documents incorporated into the accompanying proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors” in the accompanying proxy statement/prospectus.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the Shareholders Meeting or not, please mark, sign and date the enclosed proxy card and return it as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
Thank you for your participation. We look forward to your continued support.
By Order of the Board of Directors
Jason K. Giordano
August 7, 2020
IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE SHAREHOLDER PROPOSALS. YOU MAY EXERCISE YOUR RIGHTS TO DEMAND THAT COLLIER CREEK REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT WHETHER YOU VOTE FOR OR AGAINST THE SHAREHOLDER PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST TENDER YOUR SHARES TO COLLIER CREEK’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE SHAREHOLDERS MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT/WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE SHAREHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE THE SECTION ENTITLED “SHAREHOLDERS MEETING  — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

i

ii

FREQUENTLY USED TERMS
Definitions
Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Collier Creek” refer to Collier Creek Holdings (which prior to the Domestication is an exempted company incorporated under the laws of the Cayman Islands and thereafter a corporation incorporated under the laws of the State of Delaware).
In this document:
“10% U.S. Shareholder” means a U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of Collier Creek Shares entitled to vote or 10% or more of the total value of all classes of Collier Creek Shares.
“Aided brand awareness” means the percentage of people who express knowledge of the Utz brand when prompted.
“Adjournment Proposal” means the proposal to be considered at the Shareholders Meeting to adjourn the Shareholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Shareholders Meeting.
“Adjusted EBITDA Margin” means our Adjusted EBITDA divided by Utz’s Net Sales for the applicable period. References to Utz’s “Further Adjusted EBITDA Margin” refer to Utz’s Further Adjusted EBITDA divided by Utz’s Pro Forma Net Sales for the applicable period. We believe these are an important metrics for investors as Utz’s management uses them to analyze and forecast our business.
“Amended and Restated Memorandum and Articles of Association” means Collier Creek’s Amended and Restated Memorandum and Articles of Association adopted by special resolution, dated October 4, 2018, as may hereafter be amended.
“annual capacity” and “capacity utilization” at our manufacturing facilities are based on management’s estimate of available capacity, excluding weekly sanitation, over a seven-day work schedule.
“ASC” means the Accounting Standards Codification.
“Business Combination” means the transactions contemplated by the Business Combination Agreement.
“Business Combination Agreement” means the Business Combination Agreement, entered into as of June 5, 2020, by and among Collier Creek, Utz, and the Sellers, as it may be amended and supplemented from time to time. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex C.
“Business Combination Consideration” means the UPA Seller Preferred Equity Purchase Consideration, the UPA Seller Common Equity Purchase Consideration, the Net Cash Consideration, 57,765,978 shares of Class V common stock (as may be reduced) and the Contribution Amount to be paid or issued by Collier Creek in connection with the Business Combination.
“Business Combination Proposal” means the proposal to be considered at the Shareholders Meeting to approve the Business Combination.
“Bylaws” mean the proposed bylaws of the Company to be in effect following the Business Combination, a form of which is attached to this proxy statement/prospectus as Annex B.
“CAGR” means the compound annual growth rate of the applicable metric over the time period specified.
“Cash Consideration” means $60 million less the UPA Seller Common Equity Purchase Consideration.
“Cayman Islands Companies Law” refers to the Companies Law (2020 Revision) of the Cayman Islands.

“CC Capital” means CC Capital Partners, LLC, a Delaware limited liability company.
“certain Northeast and Mid-Atlantic cities” include the cities of Baltimore, Philadelphia, and Washington D.C. and are based on management estimates.
“Certificate of Incorporation” means the proposed certificate of incorporation of the Company to be in effect following the Domestication and the Business Combination, a form of which is attached to this proxy statement/prospectus as Annex A.
“Class A common stock” means the Class A common stock of the Company, par value $0.0001 per share.
“Class A ordinary shares” means the Class A ordinary shares of Collier Creek, par value $0.0001 per share.
“Class B common stock” means, collectively, the Series B-1 common stock, par value $0.0001 per share, and the Series B-2 common stock, par value $0.0001 per share, of the Company.
“Class B ordinary shares” means the Class B ordinary shares of Collier Creek, par value $0.0001 per share.
“Class B Shareholders” means the holders of 11,875,000 Class B ordinary shares.
“Class V common stock” means the Class V common stock of the Company, par value $0.0001 per share.
“Closing” means the closing of the Business Combination.
“Code” means the Internal Revenue Code of 1986, as amended.
“Collier Creek” means Collier Creek Holdings (which, prior to the Domestication, is an exempted company incorporated under the laws of the Cayman Islands and after the Domestication will be a corporation incorporated under the laws of the State of Delaware and will be referred to as the “Company”).
“Collier Creek Board” means the board of directors of Collier Creek.
“Collier Creek Shares” means, collectively, the Class A ordinary shares and the Class B ordinary shares of Collier Creek.
“Combination Period” means the 24 months from the closing of the IPO within which Collier Creek is required to complete an initial business combination under its Amended and Restated Memorandum and Articles of Association.
“Common Company Units” means common units representing limited liability company interests of Utz following the Business Combination, which will be non-voting, economic interests in Utz.
“Company” means Collier Creek as a Delaware corporation by way of continuation following the Domestication and the Business Combination. In connection with the Domestication and simultaneously with the Business Combination, Collier Creek will change its corporate name to “Utz Brands, Inc.”
“Company Board” means the board of directors of the Company subsequent to the completion of the Business Combination.
“Company Shares” means, collectively, all shares of the Class A common stock, Class B common stock and Class V common stock of the Company.
“Comparable Sales Growth” means annualized growth in Net Sales. Growth rate for 2017 through 2019 excludes the negative impact from increased IO discounts related to Utz’s structural shift towards IOs from RSPs.
“Condition Precedent Proposals” means the Domestication Proposal, the Business Combination Proposal and the Required Organizational Documents Proposals.

“Conagra” means Conagra Brands, Inc.
“Conagra Acquisition” means our acquisition of Kennedy Endeavors, Inc. (“Kennedy”) from Peak Finance Holdings LLC, a subsidiary of Conagra, which closed on October 21, 2019.
“Contribution Amount” means a cash contribution to Utz in amount equal to (a) the aggregate amount held in the Trust Account following any Redemptions, plus (b) $35,000,000 of proceeds from the Forward Purchases, plus (c) the net proceeds from any Permitted Equity Financing, if any, less (d) the UPA Seller Preferred Equity Purchase Consideration, (e) the UPA Seller Common Equity Purchase Consideration and (f) the Net Cash Consideration, which Contribution Amount will be contributed by Collier Creek to Utz in exchange for the issuance of a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek.
“Core” geographies mean our legacy Northeast and Mid-Atlantic states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Vermont, Virginia, and Washington D.C. as well as Alabama, Illinois, Oregon, and Washington where we have acquired strong regional brands and distribution capabilities in recent years.
“DGCL” means the Delaware General Corporation Law, as amended.
“distribution in retail stores” means the All Commodity Volume distribution percentage for the specified brand or group of brands across IRI’s MULO-C database. References to distribution in retail stores for 2019 represent the 52-week period ended on December 29, 2019 and for 2014 represent the 52-week period ended January 4, 2015, in each case as reported by IRI.
“disqualifying disposition” has the meaning provided in the Equity Incentive Plan Proposal.
“DLLCA” means the Delaware Limited Liability Company Act, as amended.
“Domestication” means the continuation of Collier Creek by way of domestication of Collier Creek into a Delaware corporation, with the ordinary shares of Collier Creek becoming shares of common stock of the Delaware corporation under the applicable provisions of the Cayman Islands Companies Law and the DGCL; the term includes all matters and necessary or ancillary changes in order to effect such Domestication, including the adoption of the Certificate of Incorporation (as attached hereto at Annex A) consistent with the DGCL and changing the name and registered office of Collier Creek.
“Domestication Proposal” means the proposal to be considered at the Shareholders Meeting to approve the Domestication.
“DTC” means the Depository Trust Company.
“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.
“Emerging” geographies mean the Western states of Arizona, California, Idaho, Montana, Nevada, New Mexico, Utah, and Wyoming, the Mid-Western regions of Indiana, Kentucky, Wisconsin and Michigan, the Central regions of Arkansas, Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, Oklahoma, and South Dakota, as well as Alaska and Hawaii. These represent states where our business is less developed, but where management believes there is an opportunity to drive further sales and distribution gains, with a prioritization on key population centers in the West and Mid-West regions.
“Equity Incentive Plan” means the Utz Brands, Inc. 2020 Omnibus Equity Incentive Plan, which will become effective on the Closing Date. A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus as Annex D.
“Equity Incentive Plan Proposal” means the proposal to be considered at the Shareholders Meeting to approve the Equity Incentive Plan of the Company.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Existing Organizational Documents” means the current Amended and Restated Memorandum and Articles of Association adopted as of October 4, 2018 of Collier Creek.

“Expansion” geographies mean the Southern states of Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Texas, and West Virginia as well as Colorado and Ohio. These represent states where we have expanded our distribution capabilities in recent years and where our management team believes there is an opportunity to drive further sales and distribution gains.
“Extraordinary General Meeting” means the proposed meeting of Collier Creek’s shareholders to vote on the Shareholder Proposals.
“Family Member” means with respect to any individual, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such individual or any trust created for the benefit of such individual or of which any of the foregoing is a beneficiary.
“FATCA” means the Foreign Account Tax Compliance Act.
“foreign action” has the meaning provided in the Organizational Documents Proposals.
“Forward Purchase Agreements” means the Forward Purchase Agreements, dated as of September 7, 2018, among Collier Creek, the Sponsor and Collier Creek’s independent directors, as applicable, pursuant to which the Sponsor and Collier Creek’s independent directors each agreed to purchase the Forward Purchase Shares and Forward Purchase Warrants in a private placement to occur concurrently with the closing of the Business Combination.
“Forward Purchase Securities” means, collectively, the Forward Purchase Shares and Forward Purchase Warrants.
“Forward Purchase Shares” means Collier Creek’s 3,500,000 Class A ordinary shares to be purchased pursuant to the Forward Purchase Agreements.
“Forward Purchase Warrants” means 1,166,666 redeemable warrants to be purchased pursuant to the Forward Purchase Agreements.
“Forward Purchases” means the purchases of the Forward Purchase Shares and Forward Purchase Warrants contemplated by the Forward Purchase Agreements.
“Founder Holders” means Chinh E. Chu, Jason K. Giordano and Roger K. Deromedi, and certain of their respective affiliates and Family Members.
“GAAP” means U.S. generally accepted accounting principles.
“Historical salty snack growth for the 2007 to 2010 period” refers to retail sales value data for the U.S. “Savoury Snacks” category (excl. “Savoury Biscuits”) from Euromonitor International, a market research provider. The “Savoury Snacks” category (excl. “Savoury Biscuits”) includes chips/crisps, extruded snacks, tortilla/corn chips, popcorn, pretzels, nuts and other “savoury” snacks.
“household penetration” means the percentage of U.S. households that have purchased a given brand or group of brands according to IRI panel data for the 52-week period ended December 29, 2019. References to household penetration for Utz Brands refer to the percentage of U.S. households that have purchased any Utz Brands owned or licensed brand during the applicable period.
“Insider Letter Agreement” means the Insider Letter Agreement, dated October 4, 2018, by and among Collier Creek, the Sponsor and Collier Creek’s directors and officers.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“Investor Rights Agreement” means the Investor Rights Agreement to be entered into between the Company, the Sellers, the Sponsor Parties and the Sponsor Representative upon the completion of the Business Combination. The form of the Investor Rights Agreement is attached to this proxy statement/prospectus as Annex F.
“invoiced sales” for Utz means net sales before the impact of certain trade deductions and independent DSD operator discounts.

“IPO” means Collier Creek’s initial public offering of its Units, Public Shares and Public Warrants pursuant to the IPO registration statement and completed on October 10, 2018.
“IPO registration statement” means the registration statement filed for Collier Creek’s IPO on Form S-1 declared effective by the SEC on October 4, 2018 (SEC File Nos. 333-227295 and 333-227703).
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.
“Kitchen Cooked Acquisition” means our acquisition of the outstanding stock of Kitchen Cooked Inc. (“Kitchen Cooked”) and certain real estate property associated therewith, which closed on December 30, 2019.
“Lock-up Period” means the period commencing on the date of Closing and ending on the earlier of (i) the date that is one year following the date of Closing and (ii) the date that the closing price of a share of Class A common stock on the NYSE or such other principal United States securities exchange on which the Class A common stock is listed, quoted or admitted to trading equals or exceeds $12.00 (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date of Closing.
“Maximum Redemptions” means the maximum number of Class A ordinary shares of Collier Creek that may be redeemed in connection with the proposed Business Combination, while still satisfying the Minimum Cash Condition, assuming that aggregate proceeds of $35,000,000 are received from the sale of the Forward Purchase Shares and Forward Purchase Warrants (assuming no Permitted Equity Financing).
“Minimum Cash Amount” means the aggregate amount equal to the sum of (without duplication) (a) the cash in the Trust Account less amounts required for any Redemptions of Public Shares plus (b) the aggregate net proceeds received by the Buyer from the Permitted Equity Financing plus (c) the aggregate gross proceeds received by the Buyer from the sale of the Forward Purchase Securities pursuant to the Forward Purchase Agreements.
“Minimum Cash Condition” means the condition for Collier Creek to have a Minimum Cash Amount of at least $300,000,000 immediately prior to the Closing.
“Morrow” means Morrow Sodali LLC, as proxy solicitor.
“MULO-C” means the grocery, drug, mass, club, dollar, military and convenience channels as defined by IRI. When used in reference to a specific brand, retail sales means the retail sales for products marketed under that specific brand only. When used in reference to Utz Brands, retail sales means the retail sales for all currently-owned brands (including pre-acquisition historical periods for acquired brands). References to retail sales for a given year represent retail sales for the 52-week period ended on the following dates: for 2019, December 29, 2019; for 2018, December 30, 2018; for 2017, December 31, 2017; for 2016, January 1, 2017; for 2015, January 3, 2016; and for 2014, January 4, 2015, in each case as reported by IRI.
“Natural” channel means the U.S. supermarkets with at least $2 million of annual sales and at least 50% of sales from natural/organic products, excluding Whole Foods, as defined by SPINS, LLC.
“Net Cash Consideration” means the Cash Consideration less certain amounts with respect to transactions by the Sellers and certain of their related parties following December 30, 2019, which Net Cash Consideration will be paid to the Sellers by Collier Creek in exchange for a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek.
“Net Income Margin” means Utz’s Net Income divided by Utz’s Net Sales for the applicable period.
“No Redemptions” means no Class A ordinary shares of Collier Creek being redeemed in connection with the proposed Business Combination.
“NYSE” means The New York Stock Exchange.
“operating net working capital” means the sum of accounts receivable, inventory, and prepaid expenses minus the sum of accounts payable and accrued expenses, excluding income taxes and interest.

“organic retail sales growth” means the year-over-year growth in retail sales for the relevant brands owned by us for the full annual period in both consecutive years. References to organic retail sales growth over multiple years represent the average of each of the individual annual organic retail sales growth figures.
“Organizational Documents Proposal A” means the proposal to be considered at the Shareholders Meeting to authorize the change in the authorized capital stock of Collier Creek from (i) 400,000,000 Class A ordinary shares, 50,000,000 Class B ordinary shares and 1,000,000 preferred shares to (ii)  1,000,000,000 shares of Class A common stock, 1,000,000 shares of Series B-1 common stock, 1,000,000 shares of Series B-2 common stock, 61,249,000 shares of Class V common stock and 1,000,000 shares of Company Preferred Stock.
“Organizational Documents Proposal G” means the proposal to be considered at the Shareholders Meeting to authorize certain changes in connection with the replacement of Existing Organizational Documents with the Certificate of Incorporation and Bylaws as part of the Domestication (copies of which are attached to this proxy statement/prospectus as Annex A and Annex B, respectively), including (i) changing the post-Business Combination corporate name from “Collier Creek Holdings” to “Utz Brands, Inc.” (which is expected to occur after the Domestication in connection with the Business Combination), (ii) making the Company’s corporate existence perpetual, (iii) electing to not be governed by Section 203 of the DGCL and limiting certain corporate takeovers by interested stockholders, (iv) granting an explicit waiver regarding corporate opportunities to the non-employee directors of the Company and (v) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the Collier Creek Board believes are necessary to adequately address the needs of the Company after the Business Combination.
“Organizational Documents Proposals” means, collectively, Organizational Documents Proposal A, Organizational Documents Proposal B, Organizational Documents Proposal C, Organizational Documents Proposal D, Organizational Documents Proposal E, Organizational Documents Proposal F and Organizational Documents Proposal G.
“Original Registration Rights Agreement” means the Registration Rights Agreement, dated as of October 4, 2018, by and among Collier Creek, the Sponsor and Collier Creek’s independent directors.
“Permitted Equity Financing” means purchases of Class A common stock of Collier Creek on or before Closing permitted under the Business Combination Agreement.
“PFIC” means passive foreign investment company under the Code.
“Preferred Stock” means the shares of preferred stock, par value $0.0001, to be authorized for future issuance by the Company in connection with the Organizational Documents Proposals.
“Preferred Stock Designation” means the resolution or resolutions adopted by the Company Board providing for the issue of a series of Preferred Stock.
“Private Placement” means the private placement by Collier Creek of 7,200,000 Private Placement Warrants to the Sponsor simultaneously with the closing of the IPO.
“Private Placement Warrants” means Collier Creek’s 7,200,000 warrants sold to the Sponsor simultaneously with the closing of the IPO in a private placement at a price of $1.50 per warrant. Each Private Placement Warrant is exercisable for one Class A ordinary share of Collier Creek at a price of $11.50 per share.
“pro forma invoiced sales” for 2019 refer to Utz’s invoiced sales including the estimated impact of acquired businesses in the pre-acquisition periods.
“Proposals” means the Shareholder Proposals.
“Proposed Organizational Documents” means the proposed Bylaws and Certificate of Incorporation of the Company.
“proxy statement/prospectus” means the proxy statement/prospectus forming a part of this registration statement.

“Public Shareholders” means the holders of the Public Shares or Public Warrants that were sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).
“Public Shares” means Collier Creek’s Class A ordinary shares sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).
“Public Warrant Holder” means holders of Collier Creek’s Public Warrants.
“Public Warrants” means Collier Creek’s warrants sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).
“Record Date” means July 30, 2020.
“Redemption” means the redemption of Public Shares for the Redemption Price.
“Redemption Price” means an amount equal to a pro rata portion of the aggregate amount then on deposit in the Trust Account in accordance with the Amended and Restated Memorandum and Articles of Association (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing). The Redemption Price will be calculated two business days prior to the completion of the Business Combination in accordance with Collier Creek’s Amended and Restated Memorandum and Articles of Association.
“Redemption Rights” means the rights of the Collier Creek Public Shareholders to demand Redemption of their Public Shares for cash in accordance with the procedures set forth in the Amended and Restated Memorandum and Articles of Association and this proxy statement/prospectus.
“Related Agreements” means certain additional agreements to be entered into in connection with the Business Combination Agreement as further described in this proxy statement/prospectus.
“Required Organizational Documents Proposals” means the Organizational Documents Proposal A and Organizational Documents Proposal G.
“Restricted Company Units” means units representing limited liability company interests of Utz following the Business Combination, which will be non-voting, restricted interests in Utz, and which will convert into Common Company Units upon the satisfaction of certain performance-based vesting conditions.
“Restricted Sponsor Shares” means the Company’s Class B common stock, which is comprised of the Company’s Series B-1 common stock and Series B-2 common stock, held by the Sponsor and Collier Creek’s independent directors, which convert into shares of Class A common stock in accordance with the Certificate of Incorporation and the Sponsor Side Letter Agreement.
“retail sales” means our retail sales as measured by IRI, a market research provider, using the Dollar Sales metric across all retail channels contained in IRI’s MULO-C database.
“retail sales growth” refers to the CAGR over a period using the applicable annual retail sales figures.
“retail sales or retail sales growth for the salty snacks category” mean the applicable metrics as outlined in this paragraph for all salty snacks products within IRI’s Salty Snacks category definition for all retail channels in IRI’s MULO-C database.
“retail sales for competitors” means such competitor’s retail sales as reported by IRI at the parent level.
“Retained Restricted Company Units” means the Restricted Company Units held by the Sellers at Closing.
“Rice Family” means Michael W. Rice or any Family Member of Michael W. Rice.
“RSP” means each Utz-employed route sales professional.
“Rule 144” means Rule 144 under the Securities Act.
“Salty Snacks” includes potato chips, pretzels, ready-to-eat popcorn, pork rinds, tortilla chips, other corn snacks, cheese snacks, and other salty snacks, excluding nuts, as defined by IRI.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“scale” in the United States means companies with at least $500 million of retail sales for the 52-week period ended December 29, 2019 as measured by IRI’s MULO-C database.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Seller Nominees” means the board members of the Company nominated by the Sellers.
“Sellers” means the equityholders of Utz immediately prior to the Business Combination.
“Series B-1 common stock” means the Series B-1 non-voting common stock of the Company, par value $0.0001 per share.
“Series B-2 common stock” means the Series B-2 non-voting common stock of the Company, par value $0.0001 per share.
“Shareholder Proposals” means, collectively, (i) the Domestication Proposal, (ii) the Business Combination Proposal, (iii) the Equity Incentive Plan Proposal, (iv) the Organizational Documents Proposals and (v) the Adjournment Proposal.
“Shareholders Meeting” means the Extraordinary General Meeting of Collier Creek’s shareholders, to be held will be held at 9 a.m., Eastern Daylight Time, on August 27, 2020, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned. As part of our precautions regarding the novel coronavirus or COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.
“social media engagement” means the total number of aggregate followers across our Facebook, Instagram, and Twitter platforms as of the date specified.
“Sponsor” means Collier Creek Partners LLC, a Delaware limited liability company.
“Sponsor Nominees” means the board members of the Company nominated by the Sponsor or Sponsor Representative.
“Sponsor Parties” means the Sponsor, the Founder Holders and Collier Creek’s independent directors.
“Sponsor Representative” means one of Chinh E. Chu, Jason K. Giordano and Roger K. Deromedi or one of their controlled affiliates selected by the Founder Holders to act as the Sponsor’s representative in connection with the Business Combination.
“Sponsor Side Letter Agreement” means the Sponsor Side Letter Agreement entered into by Collier Creek and the Sponsor Parties upon the signing of the Business Combination. A copy of the Sponsor Side Letter Agreement is attached to this proxy statement/prospectus as Annex H.
“Standstill Agreement” means the Standstill Agreement to be entered into between the Company, the Sellers, the Sponsor, the Founder Holders and certain beneficial owners and related parties of the Sellers upon the completion of the Business Combination. A form of the Standstill Agreement in substantially the form it will be executed in connection with Closing is attached to this proxy statement/prospectus as Annex G.
“Target Companies” means Utz and its subsidiaries unless the context provides otherwise.
“Tax Receivable Agreement” means the Tax Receivable Agreement to be entered into between the Company and the Sellers upon the completion of the Business Combination. A form of the Tax Receivable Agreement in substantially the form it will be executed in connection with the Closing is attached to this proxy statement/prospectus as Annex I.

“Third Amended and Restated Limited Liability Company Agreement” means the Third Amended and Restated Limited Liability Company Agreement of Utz to be in place upon the completion of the Business Combination. The form of the Third Amended and Restated Limited Liability Company Agreement is attached to this proxy statement/prospectus as Annex E.
“Transfer Agent” means Continental Stock Transfer & Trust Company.
“Treasury Regulations” means the Code, its legislative history, and final, temporary and proposed treasury regulations promulgated thereunder as then amended.
“Trust Account” means the trust account of Collier Creek, which holds the net proceeds from the IPO and certain of the proceeds from the sale of the Private Placement Warrants, together with interest earned thereon, less amounts released to pay taxes.
“Unit” means a unit sold in the IPO (including pursuant to the overallotment option) consisting of one Public Share and one-third of a Public Warrant.
“UPA Seller” means BSOF SN LLC, a Delaware limited liability company.
“UPA Seller Common Equity Purchase Consideration” means an amount in cash used by Collier Creek to acquire the common units in Sellers owned by UPA Seller at the Closing.
“UPA Seller Preferred Equity Purchase Consideration” means an amount in cash used by Collier Creek to acquire all of the preferred units in Sellers, owned by UPA Seller at the Closing.
“U.S. snack food market” include dips/dip mixes, dried meat snacks, dry fruit snacks, popcorn/popcorn oil, rice/popcorn cakes, salty snacks, snack bars/granola bars, snack nuts/seeds/corn nuts, cookies, crackers, chocolate candy, non-chocolate candy, bakery snacks, pastries/doughnuts, and other snacks as defined by IRI.
“Utz” or “Utz Brands” means Utz Brands Holdings, LLC, a Delaware limited liability company.
“Vesting Period” means the period from the Closing until the tenth (10th) anniversary of the Closing.
“Warrants” means the Public Warrants and the Private Placement Warrants of Collier Creek.
“Working Capital Loans” means certain loans that may be made by the Sponsor or an affiliate of the Sponsor, or certain of Collier Creek’s officers and directors in connection with the financing of a business combination.
Share Calculations and Ownership Percentages
Unless otherwise specified (including in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to the Company’s stockholders following the Business Combination are for illustrative purposes only and assume the following:
1.
No Public Shareholders exercise their Redemption Rights in connection with the Closing, and the balance of the Trust Account as of the Closing is the same as its balance on August 5, 2020 of approximately $452,625,000. Please see the section entitled “Shareholders Meeting — Redemption Rights.”

2.
All Common Company Units, together with the cancellation of all shares of Class V common stock, are exchanged for shares of Class A common stock at such time (even if not yet permitted under the terms of the Third Amended and Restated Limited Liability Company Agreement). Please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Third Amended and Restated Limited Liability Company Agreement.”

3.
2,000,000 Class B ordinary shares of Collier Creek are converted at Closing into 2,000,000 Restricted Sponsor Shares. Please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement.”

4.
The Sellers retain 3,483,022 Restricted Company Units, which will be non-voting limited liability company interests in Utz and for which the Sellers will not receive corresponding Class V common stock in the Company unless and until such Restricted Company Units vest and convert into Common Company Units prior to the end of the Vesting Period. See “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — The Performance Interests.”

5.
The Sponsor and Collier Creek’s independent directors acquire at Closing, in accordance with the Forward Purchase Agreements, 3,500,000 shares of Class A common stock and 1,166,666 redeemable warrants to purchase shares of Class A common stock at $11.50 per share, for an aggregate purchase price of $35,000,000.

6.
The Net Cash Consideration is $60 million less certain amounts with respect to transactions by the Sellers and certain of their related parties following December 30, 2019 (which Net Cash Consideration is not a negative number), to acquire a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek. Please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Business Combination Consideration.”

7.
The number of Class A ordinary shares redeemable assuming Maximum Redemptions assumes that the per share redemption price is $10.30; the actual per share redemption price will be equal to the pro rata portion of the Trust Account calculated as of two business days prior to the consummation of the Business Combination.

8.
Assumes none of the Class A common stock reserved for issuance under the Equity Incentive Plan has been issued.

MARKET AND INDUSTRY DATA
Information contained in this prospectus/proxy statement concerning the market and the industry in which Utz competes, including its market position, general expectations of market opportunity and market size, is based on information from various third-party sources, on assumptions made by Utz based on such sources and Utz’s knowledge of the markets for its services and solutions. Any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. The industry in which Utz operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this prospectus/proxy statement are subject to change based on various factors, including those described in the section entitled “Risk Factors — Risks Related to Utz’s Business” and elsewhere in this proxy statement/prospectus.
TRADEMARKS AND SERVICE MARKS
Utz and its subsidiaries own numerous or license domestic and foreign trademarks and other proprietary rights that are important to their businesses. These include the U.S. trademark registrations, which protect certain rights in the following brands: Utz, Zapp’s, Golden Flake, Good Health, Boulder Canyon, Hawaiian, TortiYAHS!, Tim’s Cascade, Snyder of Berlin, “Dirty”, Kitchen Cooked, Bachman, and Jax, among others. Utz and its subsidiaries own or have rights to use the trademarks, service marks and trade names that they use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this proxy statement/prospectus may be registered in the U.S. and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this prospectus is owned or used under license by such company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for our business, and the timing and ability for Collier Creek and Utz to complete the Business Combination. Specifically, forward-looking statements may include statements relating to:
•
the benefits of the Business Combination;

•
the future performance of, and anticipated financial impact on, the Company following the Business Combination;

•
expansion plans and opportunities; and

•
other statements preceded by, followed by or that include the words “may,” “can,” “should,” “will,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and Collier Creek and Utz managements’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of Collier Creek, Utz and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing Collier Creek’s views as of any subsequent date. Collier Creek does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.
You should not place undue reliance on these forward-looking statements in deciding how your vote should be cast or in voting your ordinary shares on the Proposals. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:
•
the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•
the outcome of any legal proceedings that may be instituted against Utz or Collier Creek following announcement of the proposed Business Combination and transactions contemplated thereby;

•
the inability to complete the Business Combination, including due to the failure to obtain approval of the Collier Creek shareholders, the failure of Collier Creek to retain sufficient cash in the Trust Account or find replacement cash to meet the requirements of the Business Combination Agreement or the failure to meet other conditions to closing in the Business Combination Agreement;

•
the amount of redemption requirements made by Public Shareholders;

•
the inability to maintain the listing of the Class A common stock of the Company on NYSE following the Business Combination;

•
the risk that the proposed Business Combination disrupts current plans and operations;

•
the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the Company to grow and manage growth profitably and retain its key employees;

•
changes in applicable laws or regulations;

•
costs related to the Business Combination;

•
the inability to develop and maintain effective internal controls;

•
the risk that Utz’s gross profit margins may be adversely impacted by a variety of factors, including variations in raw materials pricing, retail customer requirements and mix, sales velocities and required promotional support;

•
changes in consumers’ loyalty to Utz’s brand due to factors beyond Utz’s control;

•
changes in demand for Utz’s product affected by changes in consumer preferences and tastes or if Utz is unable to innovate or market its products effectively;

•
costs associated with building brand loyalty and interest in Utz’s products which may be affected by Utz’s competitors’ actions that result in Utz’s products not suitably differentiated from the products of competitors;

•
fluctuations in results of operations of Utz from quarter to quarter because of changes in promotional activities; and

•
other risks and uncertainties indicated in this proxy statement/prospectus, including those set forth under the section entitled “Risk Factors.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus, but does not contain all of the information that may be important to you. To better understand the Proposals to be considered at the Shareholders Meeting, including the Business Combination Proposal, whether or not you plan to attend such meetings, we urge you to read this proxy statement/prospectus (including the annexes) carefully, including the section entitled “Risk Factors.” See also the section entitled “Where You Can Find More Information.”
References in the portions of this section under the headings “Overview,” “Competitive Strengths,” “Value Creation Strategies,” “Company History” and “Recent Acquisitions” to “we,” “our,” “Utz Brands” and “Utz” refer to Utz Brands Holdings, LLC and its consolidated subsidiaries.
Overview
We are a leading manufacturer, marketer, and distributor of high-quality, branded snacking products in the United States. We produce a broad offering of salty snacks, including potato chips, pretzels, cheese snacks, veggie snacks, pork skins, pub/party mixes, and other snacks. Our iconic portfolio of authentic, craft, and “better-for-you” (“BFY”) brands, which includes Utz, Zapp’s, Golden Flake, Good Health and Boulder Canyon, among others, enjoys strong household penetration in the United States, where our products can be found in approximately 40% of U.S. households. We currently operate 14 manufacturing facilities with a broad range of capabilities, and our products are distributed nationally to grocery, mass, club, convenience, drug and other retailers through direct shipments, distributors, and more than 1,600 direct-store-delivery (“DSD”) routes. Our company was founded in 1921 in Hanover, Pennsylvania, and benefits from nearly 100 years of brand awareness and heritage in the salty snacks industry. We have historically expanded our geographic reach and product portfolio organically and through acquisitions, and have achieved more than 40 consecutive years of Comparable Sales Growth. We are the largest family-owned producer of branded salty snacks in the United States and the second-largest producer of branded salty snacks in our Core geographies, based on 2019 retail sales.
As a result of our attractive brand portfolio and differentiated manufacturing and distribution capabilities, we have delivered strong financial performance. We have grown our Pro Forma Net Sales at an approximately 8% CAGR since 2001, or an approximately 4% CAGR excluding acquisitions.

Net Sales ($ in millions)(1)
2001 – 2019(1) CAGR
Total 8%
Organic(2) 4%
COVID-19/ Recession
Q1 2020 YoY Growth +12%
Recession
Recession
$216
$222
$228
$254
$266
$290
$318
$359
$398
$403
$468
$513
$535
$559
$618
$656
$707
$772
$866
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

[1] *Net Sales for fiscal years 2001-2016 have been derived from audited consolidated financial statements not included in this proxy statement/prospectus. Net Sales for fiscal 2017 and fiscal 2018 have been derived from audited financial statements included in this proxy statement/prospectus. Net Sales for fiscal 2019 have been derived from Note 4 to our unaudited pro forma condensed financial information included in this proxy statement/prospectus to give effect to the Conagra Acquisition and Kitchen Cooked Acquisition as though they occurred on the first day of the fiscal year.*

[2] *Based on management estimates for growth excluding acquisitions by removing revenues from acquired companies from fiscal 2019 Net Sales. Growth achieved by acquired brands after the consummation of an acquisition is considered organic.*

From fiscal 2017 through fiscal 2019, we grew Net Sales and Adjusted EBITDA by approximately 9% and 18%, respectively, and expanded our Adjusted EBITDA Margin by 0.9 percentage points from 10.4% to 11.3%. From fiscal 2017 through fiscal 2019, Net Income (Loss) declined from $17 million to $(13) million. Our Net Income (Loss) Margin declined from 2.4% to (1.7)% during the same period. On October 21, 2019, we acquired Conagra’s DSD snack business through the Conagra Acquisition, expanding our geographic reach in the western United States and generating significant expected cost savings. On December 30, 2019, we completed the Kitchen Cooked Acquisition, which expanded our distribution capabilities in the Mid-West region of the United States. We expect to complete the integration of both acquisitions in 2021, with the majority of actions necessary to realize the expected cost savings completed in 2020. Including the impact of the acquired businesses, we expect to generate fiscal 2020 Net Sales of approximately $910 million and Further Adjusted EBITDA of approximately $124 million (in each case excluding the expected benefit from a 53rd week in our 2020 fiscal year).
We believe our combination with Collier Creek and our enhanced access to capital as a public company best position us to realize our objective of becoming the fastest-growing pure-play branded snack platform of scale in the United States. We believe that the Collier Creek founders and directors bring seasoned industry expertise in the branded food and snacking sectors, extensive public company experience, and a proven operating playbook that is perfectly suited to drive value creation in our business. Going forward, we plan to accelerate organic revenue growth, expand margins, and leverage our competitively advantaged route-to-market and scalable operating platform to make periodic value-enhancing strategic acquisitions. We believe these initiatives should generate attractive earnings growth as well as strong and stable free cash flow, enabling us to reinvest in our existing brands, reduce debt, and pay regular dividends to the Company’s stockholders.

Competitive Strengths
We believe the following competitive strengths contribute to our ongoing success:
Attractive, Growing Category with Historical Resilience to Economic Disruptions
We participate in the attractive and growing $26 billion U.S. salty snacks category, within the broader $93 billion market for U.S. snack foods. The salty snacks category has grown retail sales at a 4.3% CAGR over the last five years. Snacking occasions are on the rise as consumers increasingly seek out convenient, delicious snacks for both on-the-go and at-home lifestyles. According to data from the Hartman Group, The Consumer Goods Forum, and Information Resources, Inc. (‘‘IRI’’), approximately 50% of U.S. eating occasions are snacks, with 95% of the U.S. population snacking daily and the average American snacking 2.6 times per day. Additionally, the salty snacks category has historically benefited from favorable competitive dynamics, including low private label penetration and category leaders competing primarily through marketing and innovation. We expect these consumer and category trends to continue to drive strong retail sales growth for salty snacks.
As a staple food product with resilient consumer demand and a predominantly domestic supply chain, the salty snacks category is well positioned to navigate periods of economic disruption or other unforeseen global events. The U.S. salty snacks category has demonstrated strong performance through economic cycles historically, growing at a 4% CAGR from 2007 to 2010. Additionally, for the twelve weeks ended May 17, 2020, U.S. retail sales of salty snacks increased by 14% versus the comparable prior year period despite significant economic disruptions caused by the COVID-19 virus. Our retail sales increased by 24% over the same period. Generally, producers of food products, including salty snacks, have been treated as “essential industries” by federal, state, and local governments and are exempt from certain COVID-19-related restrictions on business operations.
Actively-Managed Portfolio of Iconic Brands with Strong Competitive Positions
We are a leading player in the U.S. salty snack category, with the #2 position in our Core geographic regions, located primarily in the Northeast and Mid-Atlantic, and substantial opportunity for further expansion nationally. Our brand portfolio is actively managed in two groups: Power Brands, which represented 71% of 2019 pro forma invoiced sales, and Foundation Brands, which represented 29% of 2019 pro forma invoiced sales.

Power Brands

Iconic Heritage	Craft	Better For You	Licensed
Utz	Zapp's Potato Chips	Good Health	T.G.I. Friday's
	Golden Flake Pork Skins	Boulder Canyon	Herdez
	Hawaiian Brand Kettle Style Potato Chips		

Foundation Brands

Regional	Other
Dirty Potato Chips	• Partner Brands
Golden Flake Chips/Cheese	• Private Label
Tim's Cascade Snacks	
Snyder of Berlin	
Bachman	
Jax	
Kitchen Cooked

Our Power Brands, such as Utz, Zapp’s, Golden Flake Pork, and Good Health, enjoy a combination of higher growth and margins, greater potential for value-added innovation and enhanced responsiveness to consumer marketing as compared to Foundation Brands, in the aggregate. As a result, we focus investment spending and brand-building activities on Power Brands and manage Foundation Brands for consistent cash flow generation to fund investments in Power Brands and other corporate priorities.
Our Power Brands generated $804 million in retail sales in 2019, representing 4% growth versus the prior year. The flagship Utz brand, which generated retail sales in excess of $560 million in 2019, has grown retail sales at a 3% CAGR from 2014 through 2019. Utz benefits from nearly 100-years of heritage and has strong consumer brand recognition in our Core geographies, with aided brand awareness of approximately 94% in certain cities in the Northeast and Mid-Atlantic United States. Our Power Brands also include Good Health, Zapp’s, and Golden Flake pork skins, which have grown retail sales at 29%, 15% and 12% CAGRs, respectively, from 2014 through 2019. We believe there remains a significant opportunity for continued growth and increased distribution of our Power Brands, each of which was distributed in less than 65% of national retail stores in 2019, especially as we increase our marketing support and new product innovations leveraging Collier Creek’s expertise.
We also believe that our diversified brand portfolio and product offerings across multiple salty snack sub-categories mitigates business risk and results in more predictable and stable financial performance, as we are not overly exposed to a single brand or product sub-category.
Valuable, Hard-to-Replicate Manufacturing and Distribution Network
Augmenting our portfolio of iconic brands, we believe our manufacturing and distribution capabilities create an additional competitive advantage relative to certain competitors or new entrants in the U.S. salty snacks category.
Our broad manufacturing capabilities enable us to produce a wide assortment of high-quality salty snacks, including potato chips, pretzels, cheese curls, pub/party mixes, veggie snacks, pork skins, ready-to-eat popcorn, and tortilla chips, among others. We believe the ability to provide a comprehensive offering of salty snacks is appealing to retailers and helps us secure additional points of distribution and shelf space in stores. Our manufacturing facilities have broad geographic coverage and significant capacity for growth. Additionally, we have in-house capabilities and experience across multiple manufacturing processes, ingredients, and packaging formats, providing greater flexibility for product innovation and to meet evolving consumer demands.
We also operate a hard-to-replicate, hybrid distribution system through (i) direct shipments to over 350 customer distribution centers reaching approximately 17,000 retail stores, (ii) distributors reaching approximately 15,000 retail stores, and (iii) our extensive DSD network of more than 1,600 routes reaching over 75,000 retail stores. We believe our DSD capabilities are a clear advantage in the salty snacks category, enabling expanded distribution reach, greater retailer shelf space, faster replenishment for higher in-stock levels, and enhanced merchandizing opportunities. We believe Utz is one of only three scale U.S. salty snack manufacturers with extensive DSD capabilities, creating a competitive differentiator and attractive industry structure. Our distribution system is also highly scalable, resulting in the ability to drive higher margins on incremental revenues and enabling us to realize significant cost savings when integrating acquired brands into our established platform. We have spent decades developing and enhancing our hybrid distribution system organically and through acquisitions, and we believe it would be expensive and time consuming for a new competitor to replicate the breadth and capabilities of this distribution network.
Multiple Significant Organic Growth Opportunities and Substantial Identified Cost Savings
Our business benefits from multiple opportunities to drive attractive and profitable organic growth. Our value-creation strategies are focused on several key initiatives to accelerate organic revenue growth and enhance margins. We plan to enhance our organic revenue growth by (i) accelerating sales of our Power Brands with enhanced marketing support and new product innovation, (ii) expanding our distribution in underpenetrated channels and customers, (iii) continuing our geographic expansion, and (iv) increasing our presence in key salty snack sub-categories and adjacencies. We believe each of these growth avenues represents a sizeable opportunity to expand our Net Sales.

We further anticipate expanding our margins through supply chain productivity, revenue management, a higher-margin product mix, and higher margins on incremental sales as we leverage our scalable existing platform. Notably, we and Collier Creek have identified supply chain cost savings initiatives that we believe have the potential to cumulatively deliver approximately $50 million of annual gross savings. While we intend to reinvest a portion of these potential savings into increased marketing support and new product innovation, among other things, we believe these cost savings projects provide greater visibility into potential near-term margin improvements and Adjusted EBITDA growth.
We believe the breadth and potential magnitude of our various organic growth opportunities create multiple paths to drive significant value creation for our shareholders.
Proven M&A Expertise with Significant Opportunity
We maintain a highly-disciplined approach to M&A and have substantial experience sourcing, executing, and integrating value-enhancing acquisitions. Over the last ten years, we have successfully integrated 11 acquisitions at an average acquisition multiple of approximately 7.4 times the target’s Adjusted EBITDA including anticipated integration-related cost savings. Given our highly-scalable operating platform, we are able to quickly and efficiently integrate acquired businesses into our infrastructure and realize attractive cost savings as well as revenue and distribution increases. On average, we have identified cost savings opportunities that can be implemented within the first 12 to 18 months following a respective acquisition, representing approximately 8% of target company revenues for our acquisitions since 2011.
We have historically used strategic acquisitions to (i) expand our brand portfolio, (ii) broaden our geographic reach and distribution capabilities, (iii) enhance our long-term growth rate, and (iv) realize significant revenue and cost synergies. Consistent with this strategy, in October 2019 we completed the Conagra Acquisition, which expanded our distribution capabilities in the Pacific Northwest and Western United States, added several craft and regional brands to our portfolio, and is expected to generate significant cost savings. Further, in December 2019, we completed the Kitchen Cooked Acquisition, which expanded our distribution capabilities in the Mid-West United States and is expected to generate additional cost savings.
We believe that our longstanding customer relationships, scalable business platform, experienced management team and board of directors, and strong cash generation position us to continue to acquire and integrate value-enhancing acquisitions. Our strong existing platform in the salty snacks category creates a large addressable market and broad set of potential acquisition targets. We believe our scale, management team and board’s integration expertise, and access to capital will allow us to consider both small and large acquisitions in the future and seamlessly integrate them to drive maximum value creation.
Experienced, Hands-On Management Team and Board of Directors
Our management team has a demonstrated history of delivering strong operating results, as evidenced by over 40 consecutive years of Comparable Sales Growth and the successful integration of multiple acquisitions that expanded the scope and scale of our business. Our management team has deep experience in the snacking category and includes a combination of those with long tenure and knowledge of our organization and those who bring years of experience at other blue-chip food companies, including Frito Lay (PepsiCo), Pepperidge Farm (Campbell’s), Chobani, and others. Our Chief Executive Officer, Dylan Lissette, has been Chief Executive Officer of Utz since 2013 and held various roles within Utz since 1995. Our senior management team members have on average over 25 years of relevant experience across key business functions.
Our management team will be complemented by an experienced Board of Directors, including several executives of Collier Creek with a proven track record of successfully managing and acquiring packaged food businesses. Roger Deromedi, the former Chairman of Pinnacle Foods and former Chief Executive Officer of Kraft Foods, will assume the role of Chairman of our board of directors. Other Collier Creek nominees to the board of directors include Craig Steeneck, the former Chief Financial Officer of Pinnacle Foods; Antonio (Tony) Fernandez, the former Chief Supply Chain Officer of Pinnacle Foods; and Jason Giordano, former Director of Pinnacle Foods and former Managing Director at Blackstone where he led investments in the food sector. Additionally, our other director nominees have deep experience with consumer companies in and beyond packaged food. Each of these director nominees intends to actively support our management and contribute significant time and knowledge in their respective areas of expertise, including brand management, marketing, innovation, supply chain optimization, acquisition execution and integration, financial reporting, and investor relations, among others.
Highly Committed Owners Aligned for Future Value Creation
Reflecting their desire to participate in future equity value creation, our existing owners (comprised primarily of the Rice and Lissette family) will retain more than 90% of the value of their existing equity stake immediately following the Closing. We believe the continuation of both Mr. Lissette as Chief Executive Officer and the existing owners as our largest shareholder should ensure continuity as we transition to the public markets and execute our long-term growth strategy.
Similarly, reflecting Collier Creek management’s conviction in this transaction, the Sponsor and Collier Creek’s independent directors will invest $35 million of additional capital into the transaction, alongside Collier Creek’s public shareholders, pursuant to the Forward Purchase Agreements entered into in connection with the IPO.
Importantly, both Utz and Collier Creek have a shared vision for the operating strategy we collectively believe will drive future value appreciation for our shareholders. Prior to the announcement of this transaction, Utz and Collier Creek have spent numerous months aligning on a shared vision for the business and refining our operating and growth strategies. We believe public shareholders will benefit from the combination of our management’s extensive knowledge of the business and Collier Creek’s honed and proven operating strategies.
Value Creation Strategies
We intend to profitably grow our business and create shareholder value through the following strategic initiatives:

Continue Strategic Acquisitions
Reduce Costs and Enhance Margins
Utz Brands
Value Creation Strategies
Reinvest to Accelerate Revenue Growth
A. Focus on Branded Snacking in the U.S.
B. Deliver Strong Synergies
A. Drive Productivity
B. Optimize Revenue and Trade
C. Improve Margin Mix
A. Accelerate Power Brands Through Enhanced Marketing and Innovation
B. Expand Distribution in Underpenetrated Channels and Customers
C. Continue National Geographic Expansion
D. Increase Presence in Key Salty Snack Sub-Categories and Adjacencies

Reduce Costs and Expand Margins Through Productivity, Revenue Management, and Higher-Margin Product Mix
We believe we are well-positioned to drive further margin expansion and achieve our long-term margin objective of mid-teens Adjusted EBITDA Margins. We expect to reduce costs and enhance margins through a combination of (i) our company-wide productivity programs, (ii) our revenue and trade management initiatives, (iii) the positive impact from growth of our higher-margin Power Brands, and (iv) higher margins on incremental sales as we leverage our scalable existing platform. We believe we are well-positioned to accelerate our margin enhancement initiatives from the combination of (i) our significant recent investments in data and analytics systems and resources, (ii) our partnership with the Collier Creek team, (iii) the sizeable opportunity to optimize our cost structure given our increased scale following recent acquisitions, and (iv) our increased free cash flow and availability of capital for productivity-related investments from reduced leverage as a public company.
Our company-wide operational excellence programs are designed to generate long-term annual productivity savings in all areas of the business. For procurement, manufacturing and logistics, we are targeting a range of 3% to 4% of our annual Cost of Goods Sold, compared to less than 1% historically. We intend to utilize these productivity savings to, among other things, fund increased investments in innovation and marketing behind our Power Brands, mitigate the impact of input and other cost inflation in our business, and enhance our Adjusted EBITDA Margins. We and Collier Creek have identified numerous supply chain cost savings initiatives that we believe have the potential to cumulatively deliver approximately $50 million of annual gross cost savings. We believe these savings have the potential to be realized over a three-year period, supported by our planned profit-enhancing capital expenditures. We believe these productivity projects provide us with substantial visibility into near-term cost savings and enhanced confidence in achieving our productivity and margin targets.
Our active revenue management initiatives, which include enhancing the effectiveness of our trade promotions and optimizing our price pack architecture, are expected to further contribute to our margin expansion over time. Our access to enhanced data and analytics following our recent implementation of a new trade management system and from our planned upgrade to a new ERP system will facilitate these optimization initiatives. We also expect our gross margins to benefit from improving product mix as we grow our higher-margin Power Brands and selectively rationalize low-margin products, including certain private label and partner brands.
Finally, realizing synergies from future acquisitions and leveraging our scalable supply chain and efficient organizational structure are also expected to drive margin expansion over time. We believe our lean, nimble structure and efficient internal processes will continue to enhance our decision-making and speed of execution. Our flat structure ensures senior management engagement in key business decisions and allows for a high level of connectivity between key decision makers and our operations and customers.
Accelerate Power Brands through Enhanced Marketing and Innovation
Our Power Brands are among our highest-growth and highest-margin products and enjoy the greatest potential for value-added innovation and enhanced responsiveness to consumer marketing. Our Power Brands represented 71% of our pro forma invoiced sales in fiscal 2019 and have generated organic retail sales growth of 4% per annum on average from 2014 to 2019. Our brand prioritization strategy is focused on ensuring that the consistent cash flows from our Foundation Brands are reinvested in on-trend innovation and consumer marketing for our Power Brands. We believe this strategy of focusing the majority of our new product innovation efforts and consumer marketing investments on our Power Brands will drive both accelerated Net Sales growth for our consolidated portfolio and increased margins through a higher-margin sales mix.
We plan to accelerate new product innovation efforts and increase direct-to-consumer marketing investments behind our Power Brands, funded, in part, by cost savings from our productivity programs. In 2019, we spent approximately $10 million (or 1% of our Net Sales) on traditional direct-to-consumer marketing and advertising, including sponsorships, print, digital and social media, which was less than most of our competitors. We have historically relied more heavily on sponsorships and targeted trade promotions to drive incremental purchases. Going forward, we intend to work collaboratively with the Collier Creek team to increase our overall marketing spend and reallocate our investments toward high-impact direct-to-consumer marketing programs. We believe that enhanced consumer research, trade analytics, and innovation processes for increasing the level of new products, along with the above mentioned increased consumer marketing spend, will increase consumer awareness and demand for our Power Brands, resulting in expanded distribution, higher sales velocities, and acceleration of our Net Sales and Adjusted EBITDA growth.

Expand Distribution in Underpenetrated Channels and Customers
We intend to further expand distribution of our Power Brands. Historically, we have had success in expanding the number of retail stores selling our products. For instance, our Utz brand was sold in approximately 61% of retail stores in 2019 versus approximately 47% in 2014. Our strong brand equities, enhanced innovation, and increased consumer marketing spend should enable us to continue to expand distribution of our products both within existing customers and in under-penetrated retail channels.
We intend to drive deeper penetration with existing customers by expanding our shelf space and the range of our products available for purchase by consumers. In 2019, we estimate that approximately 25% of our customers sold only one of our Power Brands and no customers sold all of our Power Brands. Consequently, we believe there remains a sizeable opportunity to increase our shelf presence and optimize the range of products offered by our customers. We intend to focus primarily on the expansion of our Power Brands and highest-velocity products, and to leverage our new product innovation efforts to drive placements of new items.
We also plan to continue to expand our distribution in under-penetrated retail channels. Specifically, we believe there is an opportunity to expand our distribution in mass merchants and convenience stores, where our retail sales as a percentage of the salty snack category are lower than in other channels such as grocery or club stores. Growing our share with mass merchants and convenience stores equal to our share with grocery retailers would represent an over $210 million increase to our retail sales, based on 2019 retail sales.
Continue National Geographic Expansion
We benefit from strong brand awareness and heritage in our Core geographies, where we are the second largest provider of branded salty snacks based on 2019 retail sales. We have historically expanded our geographic reach, both organically and through acquisitions, in our Expansion and Emerging geographies. We plan to continue to expand our distribution and sales of Power Brands in these geographies, supported by our increased brand investments, expansion of our direct-to-customer and DSD distribution capabilities, and potentially through strategic acquisitions. We will prioritize large population centers in our Expansion geographies, including Florida, Texas, and the Mid-West United States, and in our Emerging geographies, including California and Arizona. We believe the potential opportunity from continuing to expand our geographic penetration is significant. Based on 2019 retail sales, our brands represented approximately 7.4% of the salty snacks category in our Core geographies, compared to only 3.2% in Expansion geographies and 1.2% in Emerging geographies. A one percentage point increase in our share within Expansion and Emerging geographies represents an approximately $180 million increase to our retail sales, based on 2019 retail sales. Growing our share in Expansion and Emerging geographies to equal our share in Core geographies represents an approximately $890 million increase to our retail sales, based on 2019 retail sales.

% 2019 Utz Retail Sales	Rank	Utz Share of Total Salty Snacks [(1)]
Core	59%	#2	7.4%
Expansion	31%	#4	3.2%
Emerging	10%	#6	1.2%
National	100%	#4	3.8%

Source:   IRI MULO-C database for the 52-week period ended December 29, 2019.
1 Utz share is based on IRI Dollar Sales.
Increase Presence in Key Salty Snack Sub-Categories and Adjacencies
Our brands have strong competitive positions across an assortment of popular salty snacks, including potato chips, pretzels, cheese snacks, pub/party mixes, veggie snacks, and pork skins. Given our long-standing customer relationships, broad production capabilities, and scalable distribution platform, we plan to strengthen our presence in certain salty snack sub-categories that we believe are highly synergistic to our existing business. For example, tortilla chips and ready-to-eat popcorn represented approximately 28% of salty snacks category retail sales in 2019 but represented less than 5% of our retail sales. Growing our share of retail sales in these two sub-categories equal to our category-wide share would represent approximately $235 million of additional retail sales, based on 2019 retail sales.
We intend to expand our presence in key salty snack sub-categories through a combination of line extensions of our existing brands, new brand introductions, licensing partnerships with established brands, and/or acquisitions. We have a successful track record of expanding our business into new sub-categories, including our entry into veggie snacks via our acquisition of Good Health in 2014. The Good Health brand has grown retail sales at an approximately 29% CAGR since 2014. We believe our expanded presence across key salty snack sub-categories would enhance our competitive position with customers and would be highly synergistic given our ability to leverage our existing manufacturing and distribution infrastructure. While we intend to prioritize opportunities in the salty snacks category, we will also opportunistically consider additional snacking products that complement our current offering and leverage our existing capabilities, such as healthy snacks, baked snacks, and protein snacks, among others.
Continue Value-Enhancing Strategic Acquisitions
We believe that our long-standing customer relationships, scalable business platform, experienced management team and board of directors, and strong cash generation position us to continue to acquire and integrate value-enhancing acquisitions. Over the last ten years, we have successfully integrated 11 acquisitions at an average acquisition multiple of approximately 7.4 times the target’s Adjusted EBITDA after anticipated integration-related cost savings.
We intend to continue to proactively pursue value-enhancing acquisitions, focusing on branded snacking opportunities in the United States with a concentration on salty snacks. We plan to utilize a disciplined approach to identify and evaluate acquisition candidates that are well-positioned with consumer trends and have attractive growth opportunities as part of our platform. We expect to prioritize opportunities that facilitate our geographic expansion, expand our presence in key product sub-categories, and/or enhance our long-term growth rate, while also delivering strong cost synergies. We believe the combination of leveraging our scale in procurement, manufacturing, and distribution; consolidating selling, general and administrative functions; and further developing retailer relationships will continue to enable us to drive strong synergies and value creation in future acquisitions.

Our robust existing platform in the salty snacks category creates a large addressable market and allows us to consider both small and large acquisition targets. We intend to finance acquisitions in a prudent manner consistent with our target leverage policy.
Deliver Strong Cash Flows and Return Value to Shareholders Through Debt Reduction and Regular Dividend Payments
We believe we are well-positioned to profitably grow our business and generate strong free cash flow through our combination of attractive and expanding Adjusted EBITDA Margins, modest working capital requirements, and limited maintenance-related capital expenditures. Since fiscal 2016, we have improved our operating net working capital as a percentage of Net Sales from approximately 11.9% to 8.5% and continue to focus on efficiency opportunities that should benefit our free cash flow. We believe our well-maintained manufacturing facilities with available capacity will limit our near-term maintenance-related capital expenditures to approximately 1% of Net Sales. Overall capital expenditures are expected to represent approximately 2.5% to 3.0% of Net Sales in the near term as we invest behind several identified profit-enhancing capital projects with attractive returns on investment, consistent with our supply chain productivity and new product innovation initiatives. In fiscal 2020, we expect our Further Adjusted EBITDA less capital expenditures (excluding one-time capital investments related to our ERP upgrade) to represent approximately 85% of our Further Adjusted EBITDA.
We believe our capital structure and strong free cash flow will enable us not only to invest in our Power Brands to drive organic growth and fund value-enhancing acquisitions, but also to continue to strengthen our balance sheet through debt reduction and to return capital to the Company’s stockholders through regular dividend payments. Upon the consummation of the Business Combination, subject to the determination of the Company Board, the Company intends to pay a regular quarterly cash dividend initially set at approximately $0.20 per common share per annum. There can be no guarantee that such cash dividend payments will be declared.
Company History
Utz was founded in 1921 by Bill and Salie Utz, who began producing freshly-made potato chips using high quality ingredients from their kitchen in Hanover, Pennsylvania, for sale to local retailers. In the 1920s, Bill and Salie enhanced the branding of “Utz’s” potato chips with the addition of the iconic Little Utz Girl who remains a feature of Utz-branded snacks to this day. Following two generations of growth in Pennsylvania and the surrounding regions, current principal owner and Chairman Michael Rice assumed the Chief Executive Officer role in 1978 and oversaw our product line expansion into additional salty snacks, including pretzels, cheese snacks and others, and accelerated the company’s geographic expansion throughout the Northeast and Mid-Atlantic regions. In 2013, fourth-generation family leader Dylan Lissette assumed the Chief Executive Officer role and further accelerated our national expansion through organic growth and a series of acquisitions. From fiscal 2011 to 2020, we completed 11 acquisitions, including Zappe Enterprises in 2011, Good Health in 2014, Golden Flake in 2016, Inventure Foods in 2017, and the Conagra Acquisition in 2019. Through these acquisitions, we expanded from a single-brand focus to a multi-brand portfolio and extended our sales and distribution capabilities across the United States. We also realized significant cost savings from successfully integrating these acquisitions into our scalable operating platform. Today, we are the largest family-owned branded salty snack manufacturer in the United States, producing over 5 million pounds of snacks per week and reaching over 75,000 retail stores across the country.
Recent Acquisitions
We have historically used strategic acquisitions to (i) expand our brand portfolio, (ii) broaden our geographic reach and distribution capabilities, (iii) enhance our long-term growth rate, and (iv) realize significant revenue and cost synergies. Since fiscal 2011, we have successfully integrated 11 acquisitions at an average acquisition multiple of approximately 7.4 times the target’s Adjusted EBITDA including anticipated integration-related cost savings.
On September 30, 2016, we completed the acquisition of the issued and outstanding common stock of Golden Enterprises, Inc., whose wholly-owned subsidiary was Golden Flake Snack Foods, Inc., for

$141 million or approximately 7.6 times Golden Flake’s 2016 Adjusted EBITDA adjusted for certain integration-related cost savings. This acquisition significantly expanded our geographic presence in the Southeastern United States and created meaningful manufacturing and distribution synergies. It also provided a large-scale production facility in Birmingham, Alabama, capable of producing several product sub-categories, and resulted in a net increase of over 300 DSD routes.
On December 14, 2017, we completed the acquisition of Inventure Foods, Inc., which included the Boulder Canyon brand and a license to use the TGI Fridays brand in connection with certain snack foods, among others, for $166 million or approximately 10.2 times (adjusted for the estimated net present value of the step-up amortization expected to be realized from the transaction) Inventure Foods’ 2017 Adjusted EBITDA including anticipated integration-related cost savings. Inventure Foods produced and marketed BFY and indulgent specialty snack foods nationally through distributors, national retailers, club stores, grocery stores and convenience stores. We acquired Inventure to expand our national footprint, enhance our presence in BFY brands, increase our penetration in the convenience and natural store channels, add production facilities in Indiana and Arizona, and capture significant synergies.
On October 21, 2019, we completed the acquisition of Conagra’s DSD snack business, which included the Hawaiian, Tim’s Cascade, and Snyder of Berlin brands, for $138 million or approximately 7.4 times 2019 Adjusted EBITDA including anticipated integration-related cost savings. We completed the acquisition to expand our national footprint and capture significant synergies. The acquisition provided us with the second-largest DSD network for branded salty snacks in the Pacific Northwest; a regional production facility outside of Seattle, Washington; and increased scale with retailers in the Western U.S. We also acquired regional DSD routes and a production facility in Berlin, Pennsylvania, which we believe are highly complementary with our existing business in that region. Given our scalable operating platform, we currently expect to realize approximately $6.3 million of integration-related cost savings from this acquisition. We expect to complete the integration in 2021, with the majority of actions necessary to realize these expected cost savings completed in 2020. We expect the total contribution from this acquisition to our 2020 Further Adjusted EBITDA to be approximately $21.9 million.
On December 30, 2019, we completed the Kitchen Cooked Acquisition. The acquisition expanded our presence in the Mid-West United States and included DSD routes in Illinois and Iowa, as well as a manufacturing facility in Illinois. Kitchen Cooked was also acquired to capture anticipated cost savings, and we expect to complete the integration in 2021, with the majority of actions necessary to realize these expected cost savings completed in 2020. We expect the total contribution from this acquisition to our 2020 Further Adjusted EBITDA to be approximately $1.2 million.
The Parties to the Business Combination
Collier Creek
Collier Creek is a blank check company incorporated on April 30, 2018 (inception) as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.
On October 10, 2018, Collier Creek consummated the IPO of 44,000,000 Units, including the issuance of 4,000,000 Units as a result of the underwriters’ partial exercise of their over-allotment option, at $10.00 per unit, generating gross proceeds of $440 million, and incurring offering costs of approximately $25.02 million, inclusive of $15.45 million in deferred legal fees and underwriting commissions. Each Unit consists of one Public Share and one-third of a Public Warrant. Each whole Public Warrant entitles the holder to purchase one Public Share at an exercise price of $11.50 per share, subject to adjustment.
Simultaneously with the closing of the IPO, Collier Creek consummated the Private Placement of 7,200,000 Private Placement Warrants at a price of $1.50 per Private Placement Warrants to our Sponsor, generating gross proceeds of $10.8 million. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share.
Upon the closing of the IPO and the Private Placement, $440 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the IPO and certain of the proceeds from the sale of the Private

Placement Warrants in the Private Placement was placed in a trust account and was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by Collier Creek meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 of the Investment Company Act, as determined by Collier Creek, until the earlier of: (i) the completion of an initial business combination and (ii) the distribution of the Trust Account. As of August 5, 2020, there was approximately $452,625,000 held in the Trust Account.
Collier Creek’s Units, Public Shares and Public Warrants are listed on the NYSE under the symbols “CCH.U,” “CCH” and “CCH WS,” respectively. Collier Creek’s principal executive offices are located at 200 Park Avenue, 58th Floor, New York, New York 10166.
Utz Brands Holdings, LLC
We, through our wholly owned subsidiary, Utz Quality Foods, LLC, are a leading manufacturer, marketer and distributor of high-quality, branded snacking products in the United States that produces a full offering of salty snacks, including potato chips, pretzels, cheese snacks, veggie snacks, pork skins, pub / party mixes, and other snacks. We have been continuously headquartered in Hanover, Pennsylvania, where we were founded in 1921 by Bill and Salie Utz, who began producing freshly-made potato chips using high quality ingredients from their kitchen, for sale to local retailers. In connection with a reorganization, we were formed as a limited liability company in September 2016. On December 30, 2019, we merged with UM-R Intermediate, LLC (“Intermediate R”), which was previously under common ownership with us. On March 18, 2020, we changed our name from UM-U Intermediate, LLC to Utz Brands Holdings, LLC.
Our principal executive offices are located at 900 High Street, Hanover, PA 17331 and our phone number is (717) 637-6644.
The Sellers
Series U of UM Partners, LLC, a series of a Delaware limited liability company (‘‘Series U’’), and Series R of UM Partners, LLC, a series of a Delaware limited liability company (‘‘Series R’’ and together with Series U, the ‘‘Sellers’’), were each formed in September 2016 as a series of a Delaware limited liability company. On September 19, 2016, Series U entered into a limited liability company agreement with Utz, with Series U as Utz’s initial sole member and Series R entered into a limited liability company agreement with Intermediate R, which was under common ownership with Utz. On December 30, 2019, Intermediate R merged with and into Utz. Following the merger, Utz’s members were Series U and Series R. The principal business purpose of Series U and Series R is to own Utz’s equity securities.
The principal executive offices for Series U and Series R are located at 900 High Street, Hanover, PA 17331 and their phone number is (717) 637-6644.
The Proposals to be Submitted at the Shareholders Meeting
The following is a summary of the proposals to be submitted at the Shareholders Meeting of Collier Creek. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the Shareholders Meeting. In addition, if each of the Organizational Documents Proposals do not receive approval at the Shareholders Meeting from the holders of at least two-thirds of the ordinary shares of Collier Creek as of the Record Date that are present and vote at the Shareholders Meeting, the Business Combination can close only if the Sellers and Collier Creek waive certain conditions to closing under the Business Combination Agreement.
Shareholder Proposal 1: The Domestication Proposal
As discussed in this proxy statement/prospectus, Collier Creek will ask its shareholders to approve by special resolution the Domestication Proposal. As a condition to closing the Business Combination pursuant to the terms of the Business Combination Agreement, the Collier Creek Board has unanimously approved the Domestication Proposal. If approved, the Domestication will become effective simultaneously with the completion of the Business Combination and will be effected by the filing of a Certificate of Corporate Domestication and a Certificate of Incorporation with the Delaware Secretary of State and the filing of an application to de-register with the Registrar of Companies of the Cayman Islands. The Domestication Proposal, if approved, will authorize a change of Collier Creek’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Collier Creek is currently governed by the Cayman Islands Companies Law, upon Domestication, the Company will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as the Existing Organizational Documents and the Proposed Organizational Documents. Accordingly, we encourage shareholders to carefully consult the information set out below under “Shareholder Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under the Applicable Corporate Law Before and After the Domestication.”
On the effective date of the Domestication, (i) the issued and outstanding Class A ordinary shares will convert automatically by operation of law, on a one-for-one basis, into shares of Class A common stock of the Company; (ii) the issued and outstanding redeemable warrants that were registered pursuant to the IPO will automatically become redeemable warrants to acquire shares of Class A common stock of the Company (no other changes will be made to the terms of any issued and outstanding Public Warrants as a result of the Domestication); (iii) each issued and outstanding unit will be cancelled and will entitle the holder thereof to one share of the Class A common stock of the Company and one-third of a redeemable warrant to acquire one share of Class A common stock of the Company; (iv) each issued and outstanding Class B ordinary share of Collier Creek will convert automatically by operation of law, on a one-for-one basis without giving effect to any rights of adjustment or other anti-dilution protections, into shares of Class A common stock, other than an aggregate of 2,000,000 Class B ordinary shares that will automatically be converted into 2,000,000 shares of Class B common stock, pursuant to the Sponsor Side Letter Agreement; and (v) the issued and outstanding warrants of Collier Creek issued in the Private Placement will automatically become warrants to acquire shares of Class A common stock of the Company (no other changes will be made to the terms of any issued and outstanding Private Placement Warrants as a result of the Domestication).
Upon the effectiveness of the Domestication, Collier Creek will continue its existence in the form of a Delaware corporation and will change its corporate name to “Utz Brands, Inc.” Please read the section entitled “Shareholder Proposal 1: The Domestication Proposal” for further details.
Shareholder Proposal 2: The Business Combination Proposal
As discussed in this proxy statement/prospectus, Collier Creek is asking its shareholders to approve by ordinary resolution the Business Combination Agreement, pursuant to which, simultaneously with completion of the Domestication, Collier Creek will acquire certain Common Company Units of Utz, with Collier Creek continuing to operate as the Company and Utz becoming a direct subsidiary of the Company. After consideration of the factors identified and discussed in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Collier Creek Board’s Reasons for the Approval of the Business Combination,” the Collier Creek Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for Collier Creek’s IPO, including that the businesses of Utz had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the Business Combination Agreement. For more information about the transactions contemplated by the Business Combination Agreement, see “Shareholder Proposal 2: The Business Combination Proposal.”
Business Combination Consideration
The aggregate consideration (the “Business Combination Consideration”) payable or issuable by Collier Creek in exchange for the 57,375,000 Common Company Units and 2,000,000 Restricted Company Units is comprised of (i) an amount in cash (the “UPA Seller Preferred Equity Purchase Consideration”) which shall be used by Collier Creek to acquire the preferred units in the Sellers owned by BSOF SN LLC (“UPA Seller”) at the Closing (which units shall be immediately redeemed by the Sellers at the Closing in exchange for a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek), (ii) an amount in cash (the “UPA Seller Common Equity Purchase Consideration”), which shall be used by Collier Creek to acquire the common units in the Sellers owned by UPA Seller at the Closing (which units shall be immediately redeemed by the Sellers at the Closing in exchange for a portion of the Common Company

Units and Restricted Company Units acquired by Collier Creek), (iii) $60 million less the UPA Seller Common Equity Purchase Consideration less certain amounts (the “Deducted Amount”) with respect to transactions by the Sellers and certain of their related parties following December 30, 2019 (the “Net Cash Consideration”) to acquire a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek, (iv) 57,765,978 shares of Class V common stock; provided that to the extent that the Net Cash Consideration is a negative number, then such number of shares of Class V common stock will be reduced by that number of shares of Class V common stock equal to (x) the amount by which the Net Cash Consideration is a negative number, divided by (y) $10.00, and (v) a cash contribution to Utz (the “Contribution Amount”) in an amount equal to (a) the aggregate amount held in the trust account of Collier Creek following any Redemptions, which holds the net proceeds from the initial public offering and certain of the proceeds from the sale of the Private Placement Warrants, together with interest earned thereon (the “Trust Account”), which amount before any Redemptions equals approximately $452,625,000 as of  August 5, 2020, plus (b) $35,000,000 of proceeds from the forward purchases (the “Forward Purchases”) of 3,500,000 Class A ordinary shares (the “Forward Purchase Shares”) and 1,166,666 redeemable warrants (the “Forward Purchase Warrants”) of Collier Creek pursuant to certain forward purchase agreements (the “Forward Purchase Agreements”) dated as of September 7, 2018, among Collier Creek, the Sponsor and Collier Creek’s independent directors, plus (c) the net proceeds from any Permitted Equity Financing (as defined in this proxy statement/prospectus), if any, less (d) the UPA Seller Preferred Equity Purchase Consideration, less (e) the UPA Seller Common Equity Purchase Consideration and less (f) the Net Cash Consideration, which Contribution Amount will be contributed to Utz in exchange for the issuance of a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek. The Deducted Amount will be contributed to Utz. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Business Combination Consideration.”
Closing Conditions
The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (a) the approval and adoption by Collier Creek’s shareholders of the Business Combination Agreement and transactions contemplated thereby; (b) if required, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (c) the absence of a Material Adverse Effect (as defined in the Business Combination Agreement) since the Effective Date; and (d) the Minimum Cash Amount is at least $300,000,000 at the Closing.
See the section entitled “Shareholder Proposal 2: The Business Combination Proposal” for a summary of the terms of the Business Combination Agreement and additional information regarding the terms of the Business Combination Proposal.
Shareholder Proposal 3: The Equity Incentive Plan Proposal
Collier Creek is proposing that its shareholders approve the Equity Incentive Plan which will become effective upon the Closing and will be used by the Company on a going-forward basis following the Closing. The Equity Incentive Plan Proposal is conditioned on the approval of the Condition Precedent Proposals. A summary of the Equity Incentive Plan is set forth in the section entitled “Shareholder Proposal 3: The Equity Incentive Plan Proposal” of this proxy statement/prospectus and a complete copy of the Equity Incentive Plan is attached hereto as Annex D.
Shareholder Proposals: The Organizational Documents Proposals
Collier Creek is proposing that its shareholders approve by special resolution seven separate proposals (collectively, the Organizational Documents Proposals) in connection with the replacement of the Existing Organizational Documents, under Cayman Islands law, with the Proposed Organizational Documents, under the DGCL. The Collier Creek Board has unanimously approved each of the Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of the Company after the Business Combination. Approval of Organizational Documents Proposal A and Organizational Documents Proposal G is a condition to the consummation of the Business Combination. In addition, if each of the Organizational Documents Proposals do not receive approval at the Shareholders Meeting from the holders of at least two-thirds of the ordinary shares of Collier Creek as of the Record Date that are present and vote at the Shareholders Meeting, the Business Combination can close only if the Sellers and Collier Creek waive certain conditions to closing under the Business Combination Agreement. A brief summary of each of the Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.
A.
Proposal No. 4 — Organizational Documents Proposal A — To authorize the change in the authorized capital stock of Collier Creek from (i) 400,000,000 Class A ordinary shares, 50,000,000 Class B ordinary shares and 1,000,000 preferred shares, par value $0.0001 per share, to (ii) 1,000,000,000 shares of Class A common stock, 1,000,0000 shares of Series B-1 common stock, 1,000,000 shares of Series B-2 common stock, 61,249,000 shares of Class V common stock and 1,000,000 shares of Preferred Stock;

B.
Proposal No. 5 — Organizational Documents Proposal B — To authorize the Company Board to make future issuances of any or all shares of Preferred Stock in one or more classes or series, with such terms and conditions and at such future dates as may be expressly determined by the Company Board and as may be permitted by the DGCL;

C.
Proposal No. 6 — Organizational Documents Proposal C — To provide that certain provisions of the Certificate of Incorporation are subject to the director nomination provisions of the Investor Rights Agreement;

D.
Proposal No. 7 — Organizational Documents Proposal D — To authorize the removal of the ability of the Company’s stockholders to take action by written consent in lieu of a meeting; unless such action is recommended or approved by all directors then in office;

E.
Proposal No. 8 — Organizational Documents Proposal E — To authorize the classification of the Company Board into three classes of directors with staggered three-year terms of office and make certain related changes;

F.
Proposal No. 9 — Organizational Documents Proposal F — To authorize the adoption of Delaware as the exclusive forum for certain stockholder litigation; and

G.
Proposal No. 10 — Organizational Documents Proposal G — To authorize all other changes in connection with the replacement of Existing Organizational Documents with the Certificate of Incorporation and Bylaws as part of the Domestication (copies of which are attached to this proxy statement/prospectus as Annex A and Annex B, respectively), including (i) changing the post-Business Combination corporate name from “Collier Creek Holdings” to “Utz Brands, Inc.” (which is expected to occur after the Domestication in connection with the Business Combination), (ii) making the Company’s corporate existence perpetual, (iii) electing to not be governed by Section 203 of the DGCL and limiting certain corporate takeovers by interested stockholders, (iv) granting an explicit waiver regarding corporate opportunities to the non-employee directors of the Company and (v) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the Collier Creek Board believes are necessary to adequately address the needs of the Company after the Business Combination.

The Proposed Organizational Documents differ in certain material respects from the Existing Organizational Documents and we encourage shareholders to carefully consult the information set forth in the section entitled “Shareholder Proposals 4 to 10: The Organizational Documents Proposal” and the full text of the Certificate of Incorporation and Bylaws of the Company, attached hereto as Annexes A and B, respectively.
Shareholder Proposal 11: The Adjournment Proposal
Collier Creek is proposing that if, based on the tabulated vote, there are not sufficient votes at the time of the Shareholders Meeting to authorize Collier Creek to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved), the Collier Creek Board may submit a proposal to adjourn the Shareholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies. For additional information, see “Shareholder Proposal 11: Adjournment Proposal.”
Each of the Domestication Proposal, the Business Combination Proposal and the Required Organizational Documents Proposals is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Organizational Documents Proposals that are not Required Organizational Documents Proposals and the Equity Incentive Plan Proposal are conditioned on the approval of the Condition Precedent Proposals, however, if each of the Organizational Documents Proposals do not receive approval at the Shareholders Meeting from the holders of at least two-thirds of the ordinary shares of Collier Creek as of the Record Date that are present and vote at the Shareholders Meeting, the Business Combination can close only if the Sellers and Collier Creek waive certain conditions to closing under the Business Combination Agreement. The Adjournment Proposal is not conditioned upon the approval of any other proposal.
Collier Creek Board’s Reasons for the Approval of the Business Combination
In evaluating the transaction with Utz, the Collier Creek Board consulted with our management and legal counsel as well as financial and other advisors, and the Collier Creek Board considered and evaluated several factors. In particular, the Collier Creek Board considered, among other things, the following factors, although not weighed or in any order of significance:
•
Attractive, growing category with resilience to economic disruptions;

•
Actively-managed portfolio of iconic brands with strong competitive positions;

•
Valuable, hard-to-replicate manufacturing and distribution network;

•
Multiple significant organic growth opportunities and substantial identified cost savings;

•
Proven M&A expertise with significant opportunity;

•
Experienced, hands-on management team and board of directors;

•
Highly committed owners aligned for future value creation;

•
Consistent with our business strategy; and

•
Attractive valuation.

The Collier Creek Board also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighed or in any order of significance:
•
Potential inability to complete the Business Combination;

•
Business risks of Utz;

•
The post-Business Combination corporate governance and the terms of the Investor Rights Agreement;

•
The obligations under the Tax Receivable Agreement;

•
The limits of the Collier Creek Board’s review of the Business Combination;

•
Limited survival of remedies for certain breaches of representations, warranties or covenants of Utz; and

•
Interests of Collier Creek’s directors and executive officers in the Business Combination.

For a more complete description of the Collier Creek Board’s reasons for approving the Business Combination and the factors and risks considered by the Collier Creek Board, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Collier Creek Board’s Reasons for the Approval of the Business Combination.”

Related Agreements
This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement. For additional information, see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination.”
Third Amended and Restated Limited Liability Company Agreement
Concurrently with the completion of the Business Combination, the existing second amended and restated limited liability company agreement of Utz will be further amended and restated in its entirety to become the Third Amended and Restated Limited Liability Company Agreement, in substantially the form attached to this proxy statement/prospectus as Annex E. The Common Company Units will be entitled to share in the profits and losses of Utz and to receive distributions as and if declared by the managing member of Utz in accordance with Utz’s distribution policy and will have no voting rights. The Company, as the managing member of Utz, will have the sole authority to manage the business and affairs of Utz in accordance with the Third Amended and Restated Limited Liability Company Agreement or applicable law. The Third Amended and Restated Limited Liability Company Agreement will provide quarterly ordinary distributions as well as quarterly tax distributions, in each case payable in accordance with the Third Amended and Restated Limited Liability Company Agreement and Utz’s distribution policy, to the holders of Common Company Units on a pro rata basis based upon, with respect to tax distributions, an agreed-upon formula related to the taxable income of Utz allocable to holders of Common Company Units. The Third Amended and Restated Limited Liability Company Agreement will contain restrictions on transfers of units and will require the prior consent of the managing member for such transfers, except in certain circumstances. The Third Amended and Restated Limited Liability Company Agreement will also provide that the Sellers will, from and after the one-year anniversary of the Closing or such earlier time the Lock-Up Period expires in accordance with the Investor Rights Agreement, no more than twice per calendar quarter (in the aggregate), be able to exchange all or any portion of their Common Company Units, together with the cancellation of an equal number of shares of Class V common stock, for a number of shares of Class A common stock equal to the number of exchanged Common Company Units, subject to the limitations and requirements set forth in the Third Amended and Restated Limited Liability Company Agreement regarding such exchanges.
The Third Amended and Restated Limited Liability Company Agreement will also establish the rights and vesting conditions of the Restricted Company Units, half of which will vest at such time as the 3-day VWAP of the Class A common stock is at least $12.50 and the other half of which will vest at such time as the 3-day VWAP of the Class A common stock is at least $15.00, which dollar thresholds will be decreased by the aggregate amount of dividends per share paid by the Company after the Closing, or upon the consummation of an earlier change of control (or upon liquidation, to the extent the liquidation value of the Common Company Units would meet the vesting thresholds). To the extent a Restricted Company Unit vests, the holder of such Restricted Company Unit will be entitled to a catch-up payment equal to the amount of ordinary distributions paid in respect of a Common Company Unit from the Closing through (but not including) the date of conversion of such unit into a Common Company Unit following its vesting. To the extent a Restricted Company Unit does not vest by the end of the Vesting Period, it will be canceled for no consideration.
For additional information, see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Third Amended and Restated Limited Liability Company Agreement.”
Tax Receivable Agreement
Concurrently with the completion of the Business Combination, the Company will enter into the Tax Receivable Agreement with the Sellers, in substantially the form attached to this proxy statement/prospectus as Annex I. Pursuant to the Tax Receivable Agreement, the Company will be required to pay to the Sellers and/or exchanging holders of Common Company Units as applicable, 85% of the tax savings that the Company realizes as a result of increases in tax basis in Utz’s assets as a result of the sale of Common Company Units for the Net Cash Consideration the purchase and redemption of the common units and preferred units in the Sellers and the future exchange of the Common Company Units for shares of Class A common stock (or cash) pursuant to the Third Amended and Restated Limited Liability Company Agreement and certain other tax attributes of Utz and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement.
For additional information, see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Tax Receivable Agreement.”
Investor Rights Agreement
Concurrently with the completion of the Business Combination, the Company, the Sellers, the Sponsor Parties and the Sponsor Representative will enter into the Investor Rights Agreement, in substantially the form attached to this proxy statement/prospectus as Annex F. The Investor Rights Agreement includes, among other things, the following provisions:
Registration Rights:   customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions. The Investor Rights Agreement will terminate the registration rights agreement (the Original Registration Rights Agreement) that was entered into by Collier Creek, the Sponsor and the independent directors of Collier Creek on October 4, 2018 in connection with the IPO.
Director Nomination:   the Sellers will have the right to designate up to five individuals for appointment to the Company Board and nomination for election thereafter, subject to certain terms and conditions and certain step-down provisions, and the Sponsor will have the right to designate up to five individuals for appointment to the Company Board and nomination for election thereafter, subject to certain terms and conditions and certain step-down provisions.
Consent Rights:   the Sellers will have certain consent rights, subject to continued ownership of a certain amount of their equity interests.
Voting:   the Sellers and the Sponsor will agree to vote all of their respective shares of Class A common stock and Class V common stock in favor of the nominees of each of the Sellers and the Sponsor.
Lock-up Restrictions:   the Sellers and the Sponsor Parties will agree to certain restrictions regarding the transfer of Class A common stock to be received by them in connection with the Closing of the Business Combination or in respect of their Class B ordinary shares, respectively, from the date of the Closing of the Business Combination until one year following such Closing, subject to earlier termination upon the occurrence of certain events.
For additional information, see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
Standstill Agreement
Concurrently with the completion of the Business Combination, the Company will enter into the Standstill Agreement with the Sellers, the Sponsor, the Founder Holders and certain beneficial owners and related parties of the Sellers, in substantially the form attached as Annex G to the proxy statement/prospectus.
The Sellers and certain beneficial owners and related parties of the Sellers will agree that until the third anniversary of the Closing Date, that they shall not acquire or attempt to acquire any additional common stock of the Company in excess of a specified percentage, subject to certain exceptions. The Sellers, certain beneficial owners and related parties of the Sellers, the Sponsor and the Founder Holders will agree that (i) until such parties are no longer able to designate a director to the Company Board pursuant to the Investor Rights Agreement, such parties shall not solicit proxies to vote or seek to advise or influence any person with respect to the voting of any securities of the Company in favor of electing any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the board or to approve stockholder proposals related thereto; and (ii) until the third annual meeting of stockholders held by the Company following the completion of the Business Combination, such parties shall not take certain actions contrary to the governance structure of the Company other than in accordance with the Investor Rights Agreement.
For additional information, see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Standstill Agreement.”

Sponsor Side Letter Agreement
In connection with the Business Combination, Collier Creek and the Sponsor Parties entered into the Sponsor Side Letter Agreement, a copy of which is attached to this proxy statement/prospectus as Annex H, pursuant to which the Sponsor Parties agreed to convert at Closing an aggregate of 2,000,000 Class B ordinary shares of Collier Creek into 2,000,000 Restricted Sponsor Shares. The Sponsor Side Letter Agreement also includes the terms and conditions upon which the Restricted Sponsor Shares shall be converted into Class A common stock, which conversion triggers shall be consistent with the vesting conditions applicable to the Restricted Company Units held by the Company, and which Restricted Sponsor Shares will be entitled to receive a catch-up payment equal to the dividends paid on the Class A common stock from the Closing Date through the day prior to the date on which such shares convert into Class A common stock in accordance with the Sponsor Side Letter Agreement. If the Restricted Sponsor Shares do not convert into Class A common stock before the end of the Vesting Period, they will be canceled for no consideration. For additional information, see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement.”
Unit Purchase Agreement
Concurrently with the execution of the Business Combination Agreement, Collier Creek, the Sellers and UPA Seller entered into a Unit Purchase Agreement (the “Unit Purchase Agreement”) on June 5, 2020, pursuant to which, among other things, substantially simultaneously with Closing, Collier Creek will purchase an aggregate of 125,000 Series A Preferred Units of the Sellers and 102,060.14 Common Units of the Sellers from UPA Seller (the “Unit Purchase”), which units will be immediately redeemed by the Sellers at the Closing following such purchase. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — The Unit Purchase Agreement.”

Organizational Structure
The diagrams below depict simplified versions of the current organizational structures of Collier Creek and Utz, respectively.

Collier Creek (Current Structure)

Public
Shareholders
Collier Creek
Partners LLC
("Sponsor")
Independent
Directors
Collier Creek Holdings
("Collier Creek")

Utz (Current Structure)

Series U of UM
Partners, LLC
(“Series U”)
Series R of UM
Partners, LLC
(“Series R”)
Utz Brands Holdings, LLC
(“Utz”)
Utz Quality Foods, LLC
Other
Operating
Subsidiaries

The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Domestication and the Business Combination.
Our organizational structure following the completion of the Business Combination, as described above, is commonly referred to as an umbrella partnership-C (or Up-C) corporation structure. This organizational structure will allow the Sellers to retain their equity ownership in Utz, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Common Company Units. Those investors who, prior to the Business Combination, held Class A ordinary shares or Class B ordinary shares of Collier Creek will, by contrast, hold their equity ownership in Utz Brands, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. We believe that the Sellers will generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. We do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment to us. See the section entitled “Risk Factors — Risks Related to the Business Combination and Collier Creek” for additional information on our organizational structure, including the Tax Receivable Agreement.
Following the Closing, pursuant to the Tax Receivable Agreement among the Company and the Sellers, the Company will be required to pay to the Sellers and/or exchanging holders, as applicable, 85% of the tax savings that the Company realizes as a result of increases in tax basis in Utz’s assets resulting from the sale of Common Company Units for the Net Cash Consideration, the purchase and redemption of the common units and preferred units in the Sellers and the future exchange of Common Company Units for shares of Class A common stock (or cash) pursuant to the Third Amended and Restated Limited Liability Company Agreement as well as certain other tax attributes of Utz and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. For more information on the Tax Receivable Agreement, please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Tax Receivable Agreement.”
Ownership of Collier Creek and the Company
As of the date of this proxy statement/prospectus, Collier Creek has an aggregate of 44,000,000 Class A ordinary shares issued and outstanding, an aggregate of 11,875,000 Class B ordinary shares issued and outstanding and an aggregate of 21,866,666 Warrants issued and outstanding, which comprise the 7,200,000 Private Placement Warrants held by the Sponsor and the 14,666,666 Public Warrants. Each whole Warrant entitles the holder thereof to purchase one Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of Class A common stock of the Company. Upon the consummation of the Domestication, Collier Creek’s ordinary shares will convert into common stock of the Company, as further described herein.
It is anticipated that, upon completion of the Business Combination, (1) Collier Creek’s Public Shareholders will own approximately 38.2% of the outstanding Class A common stock of the Company, (2) the Sellers are expected to own 50.2% of the outstanding Common Company Units of Utz and 100% of the Class V common stock of the Company entitling them to voting power in the Company commensurate with their equity ownership in Utz and (3) the Sponsor and Collier Creek’s independent directors are expected to own approximately 11.6% of the outstanding Class A common stock of the Company. These percentages (i) assume no Public Shareholders exercise their Redemption Rights in connection with the Business Combination, (ii) reflect the retention of 57,765,978 Common Company Units and 3,483,022 Restricted Company Units by the Sellers and do not take into account (a) the 2,000,000 Restricted Sponsor Shares to be issued upon conversion of 2,000,000 Class B ordinary shares of Collier Creek held by the Sponsor Parties pursuant to the Sponsor Side Letter Agreement and the Certificate of Incorporation or (b) 3,483,022 Restricted Company Units retained by the Sellers, which will convert into Common Company Units upon vesting, as such Restricted Sponsor Shares and Restricted Company Units are subject to the satisfaction of performance conditions prior to conversion, (iii) assume that all such Common Company Units held by the Sellers (but not Restricted Company Units) are exchanged into shares of Class A common stock of the Company, (iv) assume 3,500,000 shares of Class A common stock of the Company are issued to the Sponsor and Collier Creek’s independent directors in connection with the Forward Purchase Agreements, (v) do not take into account Public Warrants or Private Placement Warrants to purchase Class A common stock of the Company that will be outstanding immediately following the completion of the Business Combination, (vi) do not take into account stock options or other stock-based awards held by current and former employees of Utz that will convert into options or other stock-based awards to acquire shares of Class A common stock of the Company or shares of Class A common stock of the Company that may be issued under the Equity Incentive Plan and (vii) assume that Net Cash Consideration is not a negative number. If the actual facts are different than these assumptions, the percentage ownership retained by the Company’s existing stockholders in the Company will be different.
The following summarizes the pro forma ownership of Class A common stock of the Company following the Business Combination, including for the Sellers those shares of Class A common stock issuable upon the exchange of the Sellers’ Common Company Units (together with the cancellation of an equal number of Class V common stock) into Class A common stock of the Company, under two scenarios:
	Assuming No Redemptions		Assuming Maximum Redemptions(1)
	Shares	%	Shares	%
Collier Creek’s Public Shareholders	44,000,000	38.2%	25,708,738	26.5%
Sponsor and Independent Directors (Including Forward Purchase)(2)(3)	13,375,000	11.6%	13,375,000	13.8%
Sellers(4)	57,765,978	50.2%	57,765,978	59.7%
Closing	115,140,978	100%	96,849,716	100%

(1)
Assumes that 18,291,262 Public Shares (the estimated maximum number of Public Shares that could be redeemed in connection with the Business Combination in order to satisfy the Minimum Cash Condition based on a per share redemption price of $10.30) are redeemed in connection with the Business Combination.

(2)
Includes 9,875,000 shares of Class A common stock issued upon conversion of the existing Class B ordinary shares in connection with the Domestication. Shares of Class A common stock are issued upon the automatic conversion of the Class B ordinary shares concurrently with the consummation of the Business Combination. Does not reflect 2,000,000 Restricted Sponsor Shares convertible into shares of Class A common stock subject to the satisfaction of performance conditions that represent the Company’s Series B-1 common stock and Series B-2 common stock converted from 2,000,000 Class B ordinary shares held by the Sponsor and Collier Creek’s independent directors upon the consummation of the Business Combination.

(3)
Includes 3,500,000 shares of Class A common stock of the Company issued to Collier Creek’s Sponsor and independent directors in connection with the Forward Purchase Agreements.

(4)
Shares represent 57,765,978 shares of Class A common stock issuable upon the exchange of Common Company Units (together with the cancellation of the same number of shares of Class V common stock). Does not reflect 3,483,022 Class A shares issuable upon the exchange of the Common Company Units into which the Restricted Company Units held by the Sellers convert upon satisfaction of performance conditions.

The Business Combination Consideration is subject to adjustment to appropriately reflect the effect of any stock dividend, share capitalization, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event that shall have occurred (including any of the foregoing in connection with the Domestication) prior to consummation of the Business Combination. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Business Combination Consideration.”
The Shareholders Meeting
Date, Time and Place of Shareholders Meeting
The Shareholders Meeting will be held at 9 a.m., Eastern Daylight Time, on August 27, 2020, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned, to consider and vote upon the Shareholder Proposals, including, if necessary, the Adjournment Proposal to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Shareholders Meeting, each of the Condition Precedent Proposals have not been approved. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.
Record Date; Outstanding Shares; Shareholders Entitled to Vote
Collier Creek has fixed the close of business on July 30, 2020, as the Record Date for determining the Collier Creek shareholders entitled to notice of and to attend and vote at the Shareholders Meeting.
As of the close of business on such date, there were 44,000,000 Class A ordinary shares and 11,875,000 Class B ordinary shares outstanding and entitled to vote. The Class A ordinary shares and the Class B ordinary shares vote together as a single class, except in the election of directors, as to which only holders of Class B ordinary shares vote, and each share is entitled to one vote per share at the Shareholders Meeting. The Sponsor owns 11,680,000 Class B ordinary shares of Collier Creek. Pursuant to the Insider Letter Agreement among Collier Creek, the Sponsor and Collier Creek’s directors and officers, (i) the 11,875,000 Class B ordinary shares owned by the Sponsor and Collier Creek’s independent directors and (ii) any other ordinary shares of Collier Creek owned by the Sponsor or Collier Creek’s officers and directors will be voted in favor of the Business Combination Proposal at the Shareholders Meeting.
Proxy Solicitation
Proxies with respect to the Shareholders Meeting may be solicited by telephone, by facsimile, by mail, on the Internet or in person. Collier Creek has engaged Morrow to assist in the solicitation of proxies. If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Shareholders Meeting. A shareholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Shareholders Meeting — Revoking Your Proxy — Changing Your Vote.”
Quorum and Required Vote
A quorum of Collier Creek shareholders is necessary to hold the Shareholders Meeting. The presence, in person or by proxy, of Collier Creek shareholders representing a majority of the ordinary shares issued and outstanding on the Record Date and entitled to vote on the Shareholder Proposals to be considered at the Shareholders Meeting will constitute a quorum for the Shareholders Meeting.

Each of the Domestication Proposal, the Business Combination Proposal and the Required Organizational Documents Proposals is interdependent upon the others and must be approved in order for Collier Creek to complete the Business Combination as contemplated by the Business Combination Agreement. The Organizational Documents Proposals that are not Required Organizational Documents Proposals and the Equity Incentive Plan Proposal are conditioned on the approval of the Condition Precedent Proposals, however, if each of the Organizational Documents Proposals do not receive approval at the Shareholders Meeting from the holders of at least two-thirds of the ordinary shares of Collier Creek as of the Record Date that are present and vote at the Shareholders Meeting, the Business Combination can close only if the Sellers and Collier Creek waive certain conditions to closing under the Business Combination Agreement. The Adjournment Proposal is not conditioned upon the approval of any of the other proposals. The Business Combination Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Collier Creek ordinary shares that are present and vote at the Shareholders Meeting. The Domestication Proposal and the Organizational Documents Proposals will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Collier Creek ordinary shares as of the Record Date that are present and vote at the Shareholders Meeting.
Redemption Rights
Pursuant to the Existing Organizational Documents, a Public Shareholder may request of Collier Creek that the Company redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)
(a) hold Public Shares, or (b) if you hold Public Shares through Units, you elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your Redemption Rights with respect to the Public Shares;

(ii)
submit a written request to Continental Stock Transfer & Trust Company, Collier Creek’s transfer agent, in which you (a) request that the Company redeem all or a portion of your Public Shares for cash, and (b) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

(iii)
deliver your Public Shares to Continental Stock Transfer & Trust Company, Collier Creek’s transfer agent, physically or electronically through DTC.

Public Shareholders may seek to have their Public Shares redeemed by Collier Creek, regardless of whether they vote for or against the Business Combination or any other Shareholder Proposals and whether they held Public Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds Public Shares of Collier Creek on or before August 25, 2020 (two (2) business days before the Shareholders Meeting) will have the right to demand that his or her Public Shares be redeemed for a full pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $452,625,000 on August 5, 2020 and including anticipated additional interest through the closing of the Business Combination (assuming interest accrues at recent rates and no additional tax payments are made out of the Trust Account), the estimated per share redemption price is expected to be approximately $10.29. A Public Shareholder that has properly tendered his or her Public Shares for Redemption will be entitled to receive his or her pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such Public Shares only if the Business Combination is completed. If the Business Combination is not completed, the Redemptions will be canceled and the tendered Public Shares will be returned to the relevant Public Shareholders as appropriate.
Collier Creek Public Shareholders who seek to redeem their Public Shares must demand Redemption no later than 5:00 p.m., Eastern Daylight Time, on August 25, 2020 (two (2) business days before the Shareholders Meeting) by (a) submitting a written request to the Transfer Agent that Collier Creek redeem such Public Shareholder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for Redemption if such Public Shareholder is acting in concert or as a “group” (as described in Section 13(d)(3) of the Exchange Act) with any other shareholder with respect to ordinary shares of Collier

Creek and (c) delivering their Public Shares, either physically or electronically using DTC’s DWAC System, at the Public Shareholder’s option, to the Transfer Agent prior to the Shareholders Meeting. If a Public Shareholder holds the Public Shares in street name, such Public Shareholder will have to coordinate with his or her broker to have such Public Shares certificated or delivered electronically. Certificates that have not been tendered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming Public Shareholder. In the event the Business Combination is not completed, this may result in an additional cost to Public Shareholders for the return of their shares.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as described in Section 13(d)(3) of the Exchange Act) will be restricted from seeking Redemption Rights with respect to 15% or more of Collier Creek’s Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by Collier Creek.
Pursuant to the Insider Letter Agreement, the Sponsor, officers and directors of Collier Creek have waived all of their Redemption Rights and will not have Redemption Rights with respect to any Collier Creek Shares owned by them, directly or indirectly.
Holders of the Public Warrants will not have Redemption Rights with respect to the Public Warrants.
For more information, see “Shareholders Meeting — Redemption Rights.”
Appraisal Rights
Collier Creek’s shareholders will not have appraisal rights under Cayman Islands law or otherwise in connection with the Business Combination Proposal or the other Proposals.
Interests of Collier Creek’s Directors and Officers and Others in the Business Combination
When you consider the recommendation of the Collier Creek Board in favor of approval of the Business Combination Proposal, you should keep in mind that an argument could be made that Collier Creek’s directors and officers, have interests in such proposal that are different from, or in addition to, those of Collier Creek shareholders and warrant holders generally. These interests include, among other things, the interests listed below:
•
If Collier Creek does not complete an initial business combination transaction by October 10, 2020 (unless Collier Creek submits and its shareholders approve an extension of such date), Collier Creek will cease all operations except for the purpose of winding up, redeeming all of the outstanding Public Shares for cash and, subject to the approval of the Collier Creek Board and Collier Creek’s remaining shareholders, dissolving and liquidating, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 11,875,000 Class B ordinary shares owned by the Sponsor and Collier Creek’s independent directors would be worthless because, following the Redemption of the Public Shares, Collier Creek would likely have few, if any, net assets and because the Sponsor and Collier Creek’s independent directors have agreed, in the Insider Letter Agreement, to waive their rights to liquidating distributions from the Trust Account with respect to the Class B ordinary shares if Collier Creek fails to complete a Business Combination within the required period. The Sponsor purchased the Class B ordinary shares prior to Collier Creek’s IPO for an aggregate purchase price of $25,000, or approximately $0.002 per share. Such Class B ordinary shares had an aggregate market value of $163.4 million based upon the closing price of the Class A ordinary shares of $13.76 per share on NYSE on August 6, 2020, the most recent closing price.

•
The Sponsor paid $10.8 million for its Private Placement of 7,200,000 Private Placement Warrants to purchase Class A ordinary shares and such Private Placement Warrants will expire worthless if an initial business combination is not consummated by October 10, 2020.

•
Roger K. Deromedi, Co-Executive Chairman of Collier Creek, Craig D. Steeneck, Director of Collier Creek, Antonio F. Fernandez, Director of Collier Creek, and Jason K. Giordano, Co-Executive Chairman of Collier Creek, are each expected to be directors of the Company after the consummation of the Business Combination. As such, in the future they may receive any cash fees, stock options, stock awards or other remuneration that the Company Board determines to pay to such directors.

•
Collier Creek’s existing directors and officers will be eligible for continued indemnification and continued coverage under Collier Creek’s directors’ and officers’ liability insurance after the Business Combination.

•
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Collier Creek if and to the extent any claims by a vendor for services rendered or products sold to Collier Creek, or a prospective target business with which Collier Creek has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account below (i) $10.00 per public share (or such higher amount then held in trust) or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Collier Creek’s indemnity of the underwriters of Collier Creek’s IPO against certain liabilities, including liabilities under the Securities Act.

•
Following completion of the Business Combination, the Sponsor, Founder Holders, Collier Creek’s officers and directors and their respective affiliates would be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and completing an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Collier Creek from time to time, made by the Sponsor or certain of Collier Creek’s officers and directors to finance transaction costs in connection with an intended initial business combination. If Collier Creek fails to complete a Business Combination within the required period, the Sponsor and Collier Creek’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement.

•
In connection with the Business Combination Agreement, the Sponsor Parties entered into the Sponsor Side Letter Agreement with Collier Creek, pursuant to which 2,000,000 Class B ordinary shares of Collier Creek held by the Sponsor and Collier Creek’s independent directors will be converted into 2,000,000 Restricted Sponsor Shares. For more information, please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement.”

•
Pursuant to the Investor Rights Agreement, the Sponsor will have the right to designate up to five directors to the Company Board, subject to certain conditions and certain step-down provisions, and the Sellers will have the right to designate up to five directors to the Company Board, subject to certain conditions and certain step-down provisions.

•
Pursuant to the Investor Rights Agreement, Sellers and the Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of Class A common stock and warrants of the Company held by such parties.

•
The Certificate of Incorporation will contain provisions that have the same general effect as Section 203 of the DGCL and prevent the Company from engaging in a business combination with an “interested stockholder,” unless certain conditions are met.

Collier Creek’s directors and executive officers have agreed to vote all of their ordinary shares in favor of the proposals being presented at the Shareholders Meeting and waive their redemption rights with respect to such ordinary shares in connection with the consummation of the Business Combination. The Class B ordinary shares will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the date of this proxy statement/prospectus, Collier Creek’s directors and executive officers beneficially own approximately 21.25% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, the Sponsor Parties or their respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of such Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event that the Sponsor Parties or their respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (1) holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the Shareholders Meeting, vote in favor of the Business Combination Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal (2) holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the Shareholders Meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) otherwise limit the number of Public Shares electing to redeem and (4) Collier Creek’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001.
Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Shareholders Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be submitted at the Shareholders Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of one or more of Collier Creek’s directors may result in a conflict of interest on the part of such director(s) between what he/she or they may believe is in the best interests of Collier Creek and its shareholders and what he/she or they may believe is best for himself/herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Collier Creek’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.
Recommendation to Shareholders of Collier Creek
The Collier Creek Board has unanimously approved the Shareholder Proposals.
The Collier Creek Board unanimously recommends that shareholders:
•
Vote “FOR” the Domestication Proposal;

•
Vote “FOR” the Business Combination Proposal;

•
Vote “FOR” the Equity Incentive Plan Proposal;

•
Vote “FOR” each of the Organizational Documents Proposals; and

•
Vote “FOR” the Adjournment Proposal.

The existence of any financial and personal interests of one or more of Collier Creek’s directors may be argued to result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Collier Creek and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Proposals. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Interests of Collier Creek’s Directors and Officers and Others in the Business Combination” in this proxy statement/prospectus for a further discussion of such interests and potential conflicts of interest.
Sources and Uses of Funds for the Business Combination
The following tables summarize the estimated sources and uses for funding the Business Combination assuming (i) that none of Collier Creek’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination (“No Redemptions”) and (ii) that 18,291,262 of Collier Creek’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination (representing the maximum amount of public shares that can be redeemed to satisfy the Minimum Cash Condition (“Maximum Redemptions”). The number of Class A ordinary shares redeemable assuming Maximum Redemptions assumes that the per share Redemption Price is $10.30; the actual per share Redemption Price will be equal to the pro rata portion of the Trust Account calculated as of two business days prior to the consummation of the Business Combination.
Estimated Sources and Uses (No Redemptions, in millions)
Sources		Uses
Collier Creek Cash Held in Trust(1)(3)	$453	Debt Repayment(4)	$237
		UPA Seller Preferred Units Acquisition(5)	139
Collier Creek Forward Purchase Agreement(2)	35	Cash Consideration to Existing Utz Owners(6)	60
		Transaction Fees(7)	52
Total Sources	$488	Total Uses	$488
Estimated Sources and Uses (Maximum Redemptions, in millions)
Sources		Uses
Collier Creek Cash Held in Trust(1)(3)	$453	Debt Repayment(4)	$49
		UPA Seller Preferred Units Acquisition(5)	139
Collier Creek Forward Purchase Agreement(2)	35	Cash Consideration to Existing Utz Owners(6)	60
		Transaction Fees(7)	52
		Shareholder Redemptions(8)	188
Total Sources	$488	Total Uses	$488

(1)
Represents the expected amount of the restricted investments and cash held in the Trust Account upon consummation of the Business Combination.

(2)
Represents the proceeds from the Forward Purchase Agreements entered into on September 7, 2018 with the Sponsor and Collier Creek’s independent directors to provide for the purchase of an aggregate of 3,500,000 shares of Class A common stock, plus an aggregate of 1,166,666 redeemable warrants to purchase one share of Class A common stock at $11.50 per share, for an aggregate purchase price of $35 million or $10.00 per share of Class A common stock, in a private placement to close concurrently with the closing of the Business Combination.

(3)
Includes the expected amount of the restricted interest held in the Trust Account upon consummation of the Business Combination at Closing.

(4)
Represents the amount of existing Utz debt that the combined company intends to pay down upon

Closing. This cash will be applied (a) first to the Utz Senior Secured First Lien Floating Rate Note due 2024 (“Secured First Lien Note”) under the terms of the Note Purchase Agreement, (including a 2.0% prepayment penalty on the face value of the note, or approximately $3 million assuming the note is prepaid in full), and (b) next, to the Utz First Lien Term Loan (“First Lien Term Loan”) under the terms of the First Lien Term Loan Credit Agreement. No other reduction of the remaining term debt will occur as part of the Business Combination.
(5)
Represents the expected amount to purchase, from UPA Seller, the preferred units in the Sellers as of the Closing (which includes $125 million plus approximately $14 million of preferred return and early redemption costs), which shall be immediately redeemed by the Sellers, in exchange for a portion of the Common Company Units and Restricted Company Units in Utz acquired by Collier Creek.

(6)
Represents $60 million paid by Collier Creek to the Sellers and UPA Seller for the acquisition of Common Company Units and Restricted Company Units in Utz (including through the redemption of UPA Seller’s common units in the Sellers held by UPA Seller).

(7)
Represents the total estimated transaction fees and expenses incurred by Collier Creek and Utz as part of the Business Combination.

(8)
Assumes that the maximum number of Class A ordinary shares that can be redeemed are redeemed, while still satisfying the Minimum Cash Condition and that there is no Permitted Equity Financing to replace such redemptions.

Material U.S. Federal Income Tax Consequences
As discussed more fully under the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders” below, the Domestication generally should qualify as a reorganization within the meaning of Section 368(a)(l)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) to a statutory conversion of a corporation holding only investment-type assets such as Collier Creek, this result is not entirely clear. In the case of a transaction, such as the Domestication, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. Holders (as defined in such section) of Collier Creek Shares will be subject to Section 367(b) of the Code and, as a result:
•
a U.S. Holder of Collier Creek Shares whose Collier Creek Shares have a fair market value of less than $50,000 on the date of the Domestication will generally not recognize any gain or loss and will generally not be required to include any part of Collier Creek’s earnings in income pursuant to the Domestication;

•
a U.S. Holder of Collier Creek Shares whose Collier Creek Shares have a fair market value of $50,000 or more on the date of the Domestication, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Collier Creek Shares entitled to vote and less than 10% of the total value of all classes of Collier Creek Shares will generally recognize gain (but not loss) on the exchange of Collier Creek Shares for shares in the Company (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their Collier Creek Shares, provided certain other requirements are satisfied. Collier Creek does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

•
a U.S. Holder of Collier Creek Shares whose Collier Creek Shares have a fair market value of $50,000 or more on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Collier Creek Shares entitled to vote or 10% or more of the total value of all classes of Collier Creek Shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Collier Creek Shares, provided certain other requirements are satisfied. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. Collier Creek does not expect to have significant cumulative earnings and profits on the date of the Domestication.

Furthermore, even in the case of a transaction, such as the Domestication, that qualifies as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder of Collier Creek Shares may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Collier Creek Shares for the common stock of the Delaware corporation pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code equal to the excess, if any, of the fair market value of the common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Collier Creek Shares surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders — U.S. Holders — PFIC Considerations.”
For a description of the tax consequences for Public Shareholders exercising Redemption Rights in connection with the Business Combination, see the sections entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders — U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights” and “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders — Non-U.S. Holders — Tax Consequences to Non-U.S. Holders That Elect to Exercise Redemption Rights.”
Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders”) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s Company shares after the Domestication.
The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors on the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, including with respect to Public Warrants, see “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders.”
Regulatory Approvals
The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional regulatory requirement or approval, except for (i) filings with the Registrar of Companies of the Cayman Islands and Secretary of State of the State of Delaware necessary to effectuate the Domestication and (ii) filings required with the SEC pursuant to the reporting requirements applicable to Collier Creek, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus to Collier Creek’s shareholders. Based on the anticipated pro-forma voting power of the Company, no filings are required under the HSR Act in connection with the Business Combination, however, such a filing may be required to the extent the anticipated pro forma ownership changes. Collier Creek must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with NYSE of a press release disclosing the Domestication, among other things.
Emerging Growth Company
Collier Creek is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Collier Creek has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Collier Creek, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Collier Creek’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of Collier Creek’s IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.
Risk Factors
In evaluating the Proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.”

SELECTED HISTORICAL FINANCIAL INFORMATION OF COLLIER CREEK
Collier Creek is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination. Collier Creek’s balance sheet data as of March 31, 2020, December 31, 2019 and December 31, 2018 and statement of operations data for the three months ended March 31, 2020 and 2019, the year ended December 31, 2019 and the period from April 30, 2018 (inception) through December 31, 2018 are derived from Collier Creek’s unaudited interim financial statements and audited financial statements included elsewhere in this proxy statement/prospectus. The information is only a summary and should be read in conjunction with Collier Creek’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Collier Creek” contained elsewhere in this proxy statement/prospectus. Our historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.
Balance Sheets
	As of
	March 31, 2020 (Unaudited)	December 31, 2019	December 31, 2018
Assets:
Current assets:
Cash	$585,123	$585,253	$944,890
Prepaid expenses	154,625	136,313	321,529
Total current assets	739,748	721,566	1,266,419
Cash and marketable securities held in Trust Account	452,430,869	451,020,841	442,048,296
Total Assets	$453,170,617	$451,742,407	$443,314,715
Liabilities and Shareholders’ Equity:
Current liabilities:
Accounts payable	$161,579	$11,654	$115,112
Accrued expenses	1,514,828	444,337	7,500
Accrued expenses – related parties	176,774	146,774	26,774
Total current liabilities	1,853,181	602,765	149,386
Deferred underwriting commissions and legal fees	15,450,000	15,450,000	15,450,000
Total liabilities	$17,303,181	$16,052,765	$15,599,386
Commitments:
Class A ordinary shares, $0.0001 par value, subject to redemption	430,867,428	430,689,635	422,715,321
Shareholders’ Equity:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—
Class A ordinary shares, $0.0001 par value; 400,000,000 shares authorized	209	198	194
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized	1,188	1,188	1,188
Additional paid-in capital	—	—	3,087,484
Retained earnings	4,998,611	4,998,621	1,911,142
Total Shareholders’ Equity	5,000,008	5,000,007	5,000,008
Total Liabilities and Shareholders’ Equity	$453,170,617	$451,742,407	$443,314,715

Statements of Operations
	For the Three Months Ended March 31,		For the Year Ended December 31, 2019	For the Period from April 30, 2018 (inception) through December 31, 2018
	2020 (Unaudited)	2019 (Unaudited)
General and administrative expenses	$1,232,234	$159,706	$998,232	$137,154
Loss from operations	(1,232,234)	(159,706)	(998,232)	(137,154)
Investment income on Trust Account	1,410,028	2,461,634	8,972,545	2,048,296
Net income	$177,794	$2,301,928	$7,974,313	$1,911,142
Weighted average shares outstanding of Class A ordinary shares	44,000,000	44,000,000	44,000,000	44,000,000
Basic and diluted net income per share, Class A	$0.03	$0.06	$0.20	$0.05
Weighted average shares outstanding of Class B ordinary shares	11,875,000	11,875,000	11,875,000	11,875,000
Basic and diluted net loss per share, Class B	$(0.10)	$(0.01)	$(0.08)	$(0.01)

SELECTED HISTORICAL COMBINED FINANCIAL AND OTHER DATA OF UTZ
The following selected financial data is only a summary for Utz’s combined financial statements and should be read in conjunction with Utz’s combined financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Utz” contained elsewhere in this proxy statement/prospectus. Utz’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for the full fiscal year. The following selected statement of operations data and statement of cash flows data for Utz’s quarterly period ended March 29, 2020 and March 31, 2019, fiscal year 2019, fiscal year 2018 and fiscal year 2017, and the following balance sheet data as of March 29, 2020, December 29, 2019 and December 30, 2018 have been derived from Utz’s combined financial statements included elsewhere in the prospectus/proxy statement.
Statements of Operations
(in thousands)
	March 29, 2020	March 31, 2019	December 29, 2019	December 30, 2018	December 31, 2017
Net sales	$228,029	$178,412	$768,228	$772,035	$707,035
Cost of goods sold	148,015	121,880	514,430	505,330	445,548
Gross profit	80,014	56,532	253,798	266,705	261,487
Selling and administrative expenses
Selling	48,333	37,136	163,589	183,374	180,956
Administrative	19,940	13,394	64,723	68,018	69,982
Total selling and administrative expenses	68,273	50,530	228,312	251,392	250,938
Gain (loss) on sale of assets
Gain (loss) on disposal of property, plant and equipment	68	729	6,028	(2,312)	(11,813)
Gain on sale of routes, net	404	2,442	7,232	6,382	11,364
Total gain (loss) on sale of assets	472	3,171	13,260	4,070	(449)
Income from operations	12,213	9,173	38,746	19,383	10,100
Other (expense) income
Interest expense	(9,643)	(12,545)	(48,388)	(45,715)	(11,067)
Other (expense) income	580	1,134	(576)	607	1,921
Other (expense) income, net	(9,063)	(11,411)	(48,964)	(45,108)	(9,146)
(Loss) income before taxes	3,150	(2,238)	(10,218)	(25,725)	954
Income tax expense (benefit)	1,458	377	3,146	1,919	(16,146)
Net (loss) income	1,692	(2,615)	(13,364)	(27,644)	17,100
Net (loss) income attributable to noncontrolling interest	—	(705)	(2,808)	(2,856)	(3,497)
Net (loss) income attributable to controlling interest	$1,692	$(3,320)	$(16,172)	$(30,500)	$13,603

Statements of Cash Flow
(in thousands)
	March 29, 2020	March 31, 2019	December 29, 2019	December 30, 2018	December 31, 2017
Net cash provided by (used in) operating activities	$(2,773)	$(17,179)	$27,992	$15,747	$49,776
Net cash provided by (used in) investing activities	(14,464)	24,004	(115,882)	(2,169)	(171,148)
Net cash provided by (used in) financing activities	7,815	(5,423)	96,029	(16,366)	129,004
Balance Sheet
(in thousands)
	March 29, 2020	December 29, 2019	December 30, 2018
Total assets	$784,905	$778,547	$640,670
Total liabilities	826,430	811,899	771,986
Total (deficit) equity	(41,525)	(33,352)	(131,316)
Non-GAAP Financial Measures
References in this section to “Company,” “we,” and “our” refer to Utz Brands Holdings, LLC and its consolidated subsidiaries.
We use non-GAAP financial information and believe it is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provides additional insight and transparency on how we evaluate the business. We use non-GAAP financial measures to budget, make operating and strategic decisions, and evaluate our performance. We have detailed the non-GAAP adjustments that we make in our non-GAAP definitions below. The adjustments generally fall within the categories of non-cash items, acquisition and integration costs, business transformation initiatives, and financing-related costs. We believe the non-GAAP measures should always be considered along with the related GAAP financial measures. We have provided the reconciliations between the GAAP and non-GAAP financial measures below; for more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Utz.”
Our primary non-GAAP financial measures are listed below and reflect how we evaluate our current and prior-year operating results. As new events or circumstances arise, these definitions could change. When the definitions change, we will provide the updated definitions and present the related non-GAAP historical results on a comparable basis.
	Thirteen Weeks Ended		Fiscal Year Ended
(dollars in millions)	March 29, 2020	March 31, 2019	December 29, 2019	December 30, 2018	December 31, 2017
Pro Forma Net Sales	228.0	204.2	865.5	N/A	N/A
Adjusted Gross Profit	85.3	60.4	270.6	284.9	275.4
Pro Forma Adjusted Gross Profit	85.3	69.8	305.8	N/A	N/A
Adjusted EBITDA	29.2	17.7	86.5	75.5	73.2
Adjusted EBITDA as a % of Net Sales	12.8%	9.9%	11.3%	9.8%	10.4%
Further Adjusted EBITDA	29.2	20.2	96.9	N/A	N/A
Further Adjusted EBITDA as a % of Pro Forma Net Sales	12.8%	9.9%	11.2%	N/A	N/A

Adjusted Gross Profit and Pro Forma Adjusted Gross Profit
We define Adjusted Gross Profit as Gross Profit excluding Depreciation and Amortization expense. Adjusted Gross Profit is one of the key performance indicators that our management uses to evaluate our operating performance. We believe that the presentation of Adjusted Gross Profit is useful to investors in the evaluation of our operating performance compared to other companies in the salty snack industry, as similar measures are commonly used by the companies in this industry. This measure increases transparency and assists investors to understand and analyze our ongoing operational performance by excluding the impact from Depreciation and Amortization, a non-cash item. Pro Forma Adjusted Gross Profit is adjusted to include the historical gross profit (excluding depreciation and amortization) of Kennedy from the pre-acquisition period and the pre-acquisition gross profit of Kitchen Cooked for fiscal 2019.
Pro Forma Gross Profit is lower than Gross Profit for the thirteen weeks ended March 29, 2020 due to the additional depreciation and amortization adjustment presented in the Pro Forma Gross Profit as a result of the contemplated Business Combination. Please refer to the Unaudited Pro Forma Condensed Combined Financial Information for details of the preliminary purchase accounting due to the contemplated Business Combination.
The following table provides a reconciliation from Gross Profit to Adjusted Gross Profit and from Pro Forma Gross Profit to Pro Forma Adjusted Gross Profit for the thirteen weeks ended March 29, 2020 and March 31, 2019 and the fiscal years ended December 29, 2019, December 30, 2018, and December 31, 2017:
	Thirteen Weeks Ended		Fiscal Year Ended
(dollars in millions)	March 29, 2020	March 31, 2019	December 29, 2019	December 30, 2018	December 31, 2017
Gross Profit	80.0	56.5	253.8	266.7	261.5
Depreciation and Amortization	5.3	3.9	16.8	18.2	13.9
Adjusted Gross Profit	85.3	60.4	270.6	284.9	275.4
Pro Forma Gross Profit	77.0	63.1	278.2
Depreciation and Amortization	8.3	6.7	27.6
Pro Forma Adjusted Gross Profit	85.3	69.8	305.8
EBITDA, Adjusted EBITDA, and Further Adjusted EBITDA
We define EBITDA as Net Income before Interest, Income Taxes, and Depreciation and Amortization.
We define Adjusted EBITDA as EBITDA further adjusted to exclude certain non-cash items, such as accruals for long-term incentive programs, hedging and purchase commitments adjustments, and asset impairments; Acquisition and Integration Costs; Business Transformation Initiatives; and Financing-Related Costs.
We define Further Adjusted EBITDA as Adjusted EBITDA after giving effect to pre-acquisition EBITDA of Kennedy, pre-acquisition Adjusted EBITDA of Kitchen Cooked, and pre-acquisition EBITDA of Collier Creek Holdings. We also report Further Adjusted EBITDA as a percentage of Pro Forma Net Sales as an additional measure to evaluate our Further Adjusted EBITDA margins on Pro Forma Net Sales.
Adjusted EBITDA is one of the key performance indicators we use in evaluating our operating performance and in making financial, operating, and planning decisions. We believe EBITDA, Adjusted EBITDA, and Further Adjusted EBITDA are useful to the users of this proxy statement in the evaluation of Utz’s operating performance compared to other companies in the salty snack industry, as similar measures are commonly used by companies in this industry. We have also historically reported an Adjusted EBITDA metric to investors and banks for covenant compliance. We also report Adjusted EBITDA as a percentage of Net Sales as an additional measure for users of this proxy to evaluate our Adjusted EBITDA margins on Net Sales.

The following table provides a reconciliation from Net Income (Loss) to EBITDA and Adjusted EBITDA for the thirteen weeks ended March 29, 2020 and March 31, 2019 and the fiscal years ended December 29, 2019, December 30, 2018, and December 31, 2017:
	Thirteen Weeks Ended		Fiscal Year Ended
(dollars in millions)	March 29, 2020	March 31, 2019	December 29, 2019	December 30, 2018	December 31, 2017
Net Income (loss)	1.7	(2.6)	(13.4)	(27.6)	17.1
Plus non-GAAP adjustments:
Income Tax (Benefit) or Expense	1.5	0.4	3.2	1.9	(16.1)
Depreciation and Amortization	8.9	6.9	29.3	30.4	29.0
Interest Expense, Net	9.6	12.5	48.4	45.7	11.1
Interest Income (IO loans)(1)	(0.5)	(0.9)	(3.5)	(2.6)	(2.1)
EBITDA	21.2	16.3	64.0	47.8	39.0
Certain Non-Cash Adjustments(2)	1.1	0.5	9.4	12.5	12.1
Acquisition and Integration(3)	5.2	0.7	3.3	11.3	5.6
Business Transformation Initiatives(4)	1.6	0.2	5.1	3.0	12.6
Financing-Related Costs(5)	0.1	—	4.7	0.9	3.9
Adjusted EBITDA(6)	29.2	17.7	86.5	75.5	73.2
Adjusted EBITDA as a % of Net Sales	12.8%	9.9%	11.3%	9.8%	10.4%
Kennedy Pre-Acquisition EBITDA(7)	—	2.5	9.9
Kitchen Cooked Pre-Acquisition Adjusted EBITDA(7)	—	—	0.5
Collier Creek EBITDA(8)	—	—	—
Further Adjusted EBITDA(9)	29.2	20.2	96.9
Further Adjusted EBITDA as a % of Pro Forma Net Sales	12.8%	9.9%	11.2%

(1)
Interest Income from IO Notes Receivable refers to Interest Income that we earn from IO Notes Receivable that have resulted from our initiatives to transition from RSP distribution to IO distribution (“Business Transformation Initiatives”). We obtain bank financings, recorded in Notes Payable, that mirror the IO Notes Receivable, and the interest expenses associated with the bank financings were part of the Interest Expense, Net adjustment.

(2)
Certain Non-Cash Adjustments are comprised primarily of the following:

Incentive programs — We established our long-term incentive plan (“LTIP”) for employees in February 2018. We recorded expenses of $0.8 million and $0.9 million for thirteen weeks ended March 29, 2020 and March 31, 2019, respectively and expenses of $6.5 million and $7.9 million in 2019 and 2018, respectively, for the estimated fair value of the vested LTIP phantom units. The expenses recognized relate to the tiered vesting of units that occurred for 40% of the phantom units in 2018 and 20% in 2019. Expenses incurred for LTIP are non-operational in nature and are expected to decline upon the vesting of the remaining phantom units at the end of fiscal year 2021. Additionally, certain phantom units are expected to be converted into restricted stock units as part of the Business Combination. All LTIP phantom units will be settled on a non-cash basis.
Purchase Commitments and Other Adjustments — We have purchase commitments for specific quantities at fixed prices for certain of our products’ key ingredients. To facilitate comparisons of our underlying operating results, this adjustment was made to remove the volatility of gains and losses related to purchase commitments. We recorded a charge of $0.3 million for the thirteen weeks ended March 29, 2020, a benefit of $0.4 million for the thirteen weeks ended March 31, 2019, a benefit of $0.9 million for fiscal 2019, and a charge of $1.1 million and $0.1 million for fiscal years 2018 and 2017, respectively.
We recorded other adjustments of $2.7 million in 2017 primarily related to minority interest earnings. Under the company’s legal entity structure in 2017, RILP minority interest earnings were recorded as a net expense for the Company. To correctly include the minority interest in consolidated income, we needed to adjust EBITDA for fiscal 2017. There was no adjustment for fiscal years 2018 and 2019 or the thirteen weeks ended March 29, 2020.
Asset Impairments and Write-Offs — There were no impairments recorded in either the thirteen weeks ended March 29, 2020 or March 31, 2019. However, we did record impairments on certain trade name intangible brand assets in fiscal years 2019 and 2018 totaling $3.8 million and $2.9 million, respectively. Impairments recorded in fiscal years 2019 and 2018 were for a brand acquired from Inventure and a brand acquired from Golden Flake, respectively. We also wrote-off certain computer hardware and software acquired in recent acquisitions that we retired. The associated expenses were $0.6 million and $0.1 million in fiscal years 2018 and 2017, respectively. An adjustment of $9.2 million was also made in fiscal 2017 for a non-cash loss on the sale of assets after one of our plants was damaged by fire.
(3)
Acquisition and Integration is comprised of transaction services, due diligence, consulting, accounting and legal fees, and other transaction-related expenses incurred for our several recent acquisitions, including Golden Flake, Inventure, Kennedy, and Kitchen Cooked, as well as certain previous potential acquisitions not executed. This adjustment also includes costs related to the Business Combination. We incurred costs of $5.2 million for the thirteen weeks ended March 29, 2020 and $0.7 million for the thirteen weeks ended March 31, 2019, and costs of $3.3 million, $11.3 million, and $5.6 million, for the fiscal years of 2019, 2018 and 2017, respectively. The fiscal 2018 adjustment included a $4.0 million write-off of certain plant assets to discontinue our manufacturing plant in Denver, Colorado, following a strategic review of manufacturing capacity related to the Inventure integration. Later, in fiscal 2019, we recorded $4.6 million in proceeds from the sale of the facility.

(4)
Business Transformation Initiatives is related to severance and other reorganization costs, professional, consultancy, and legal fees incurred for specific initiatives and structural changes to the business that do not reflect the cost of normal business operations. These initiatives primarily relate to the conversion from RSP distribution to IO distribution, which included severance costs associated with the elimination of RSP positions and other one-time costs offset by the sale of distribution rights to IOs and gains recognized on the disposal of trucks. Additionally, Business Transformation Initiatives includes certain corporate reorganization expenses, Rice/Lissette family-related costs historically incurred, certain charitable donations that Utz had made historically at the direction of the family owners, and compensation expenses that will not be incurred for normal business operations going forward. We incurred costs of $1.6 million for the thirteen weeks ended March 29, 2020 and $0.2 million for the thirteen weeks ended March 31, 2019, and costs of $5.1 million, $3.0 million, and $12.6 million, for the fiscal years of 2019, 2018 and 2017, respectively.

(5)
Financing-Related Costs includes certain costs related to our debt and equity financing activities, including legal and other professional fees. In fiscal 2017, these costs include expenses related to our November 2017 financing transactions, including the issuance of the First Lien Term Loan and Second Lien Term Loan, the refinancing of the January 2017 credit facility, and the repurchase of Class A Common Units held by an outside investor. In fiscal 2019, these costs include expenses related to the sale of preferred and common units by Series U, Series R, and SRS to an outside investor, the repayment of the Second Lien Term Loan, and the issuance of the Secured First Lien Note to finance the Kennedy acquisition. Financing-Related Costs were $0.1 million related to the thirteen weeks ended March 29, 2020 and there were no charges for the thirteen weeks ended March 31, 2019, and adjustments of $4.7 million, $0.9 million, and $3.9 million were made in fiscal years 2019, 2018, and 2017, respectively. The amount in fiscal 2019 includes $4.3 million related to a loss recognized on extinguishment of debt related to the repayment of the Second Lien Term Loan as well as $0.4 million in professional fees related to the new capital raised, which were partially offset by deferred financing fees.

(6)
We implemented a new booking system in fiscal 2019 to manage trade spend costs which enabled us to analyze large volumes of trade spend activity information that was previously not available and refine its period end estimates for trade spend reserves. This refined methodology resulted in a one-time true-up charge contributing to the $6.8 million increase in trade spend reserve for fiscal 2019. We have not adjusted fiscal 2019 Adjusted EBITDA for the impact of this increased trade expense due to the change in estimate. We intend to continue using this refined estimation methodology in future periods and does not expect similar material true-ups due to changes in reserve methodology will recur in future periods.

(7)
The following table presents a reconciliation from Kennedy Pre-Acquisition Net Income, as derived from Note 4 to our Unaudited Pro Forma Condensed Combined Financial Information that is also filed in the Proxy, to Kennedy Pre-Acquisition EBITDA:

	March 29, 2020	March 31, 2019	December 29, 2019
Kennedy Pre-Acquisition Net Income	—	2.1	7.1
Plus: Pro Forma Pre-Acquisition Depreciation and Amortization	—	0.4	2.8
Kennedy Pre-Acquisition EBITDA	—	2.5	9.9
Kitchen Cooked Pre-Acquisition Adjusted EBITDA represents a $0.2 million pre-acquisition net loss from Kitchen Cooked in fiscal 2019, primarily adjusted for depreciation and amortization, interest income, and certain adjustments related to its acquisition by Utz, such as transaction costs, one-time transaction-related bonuses, and a one-time rent payout upon acquisition of certain Kitchen Cooked facilities.
(8)
Collier Creek EBITDA relates to Collier Creek’s historical operations as a SPAC, which will not continue following the Business Combination and is therefore excluded from Further Adjusted EBITDA to more accurately reflect our core ongoing operations.

(9)
Further Adjusted EBITDA does not reflect the realization of any expected synergies from the acquisitions of Kennedy in fiscal 2019 and Kitchen Cooked in fiscal 2020, or incremental public company costs from the Business Combination. The Company currently estimates that synergies from the elimination of certain procurement, manufacturing, logistics, and selling and administrative expenses will result in annual combined integration-related cost savings of approximately $7.0 million from the acquisitions of Kennedy and Kitchen Cooked. In addition, the Company estimates it will incur incremental annual public company costs of approximately $3.0 million following the Business Combination. Although the Company believes that such synergies will be realized and incremental costs will be incurred, there can be no assurance that such synergies or cost estimates will be achieved, and therefore they have not been included as adjustments in either Further Adjusted EBITDA or the pro forma information.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined balance sheet as of March 31, 2020 gives effect to the Business Combination, as defined below, as if it was completed on March 31, 2020. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2020 and the year ended December 31, 2019 give pro forma effect to the Business Combination as if it was completed on January 1, 2019. The unaudited pro forma condensed combined balance sheet does not purport to represent, and is not necessarily indicative of, what the actual financial condition of the combined company would have been had the Business Combination taken place on March 31, 2020, nor is it indicative of the financial condition of the combined company as of any future date. The unaudited pro forma condensed combined statements of operations do not purport to represent, and are not necessarily indicative of, what the actual results of operations of the combined company would have been had the Business Combination taken place on January 1, 2019, nor are they indicative of the results of operations of the combined company for any future period. The unaudited pro forma condensed combined financial information should be read in conjunction with:
•
the accompanying notes to the unaudited pro forma condensed combined financial statements;

•
the historical audited financial statements of Collier Creek as of, and for the year ended, December 31, 2019, included elsewhere in this proxy statement/prospectus;

•
the historical unaudited financial statements of Collier Creek as of, and for the three months ended, March 31, 2020, included elsewhere in this proxy statement/prospectus;

•
the historical audited financial statements of UM-U Intermediate, LLC (“UM-U”) and Subsidiaries and Affiliates, subsequently renamed to Utz Brands Holdings, LLC, the direct parent of Utz Quality Foods, LLC (collectively, “Utz”), as of, and for the fiscal year ended, December 29, 2019, included elsewhere in this proxy statement/prospectus;

•
the historical unaudited financial statements of Utz Brands Holdings, LLC and Subsidiaries (collectively, “Utz”) as of, and for the three months ended, March 29, 2020, included elsewhere in this proxy statement/prospectus;

•
the historical audited abbreviated financial statements of Kennedy Endeavors, LLC (“Kennedy”) as of, and for the fiscal year ended, May 26, 2019, and the unaudited abbreviated financial statements as of and for the three months ended August 25, 2019, included elsewhere in this proxy statement/prospectus; and

•
the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Collier Creek” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Utz.”

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination. It has been prepared in accordance with Article 11 of Regulation S-X and is for informational purposes only and is subject to a number of uncertainties and assumptions as described in the accompanying notes. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the Business Combination, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the results of the combined company.
On June 5, 2020, Collier Creek, Utz and the Sellers entered into the Business Combination Agreement. Pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, at the Closing, (a) Collier Creek will affect the Domestication, and (b) Collier Creek will consummate the Business Combination. Assuming no redemptions by the Public Shareholders, pursuant to the Business Combination, Collier Creek will acquire 49.8% of the economic interests in Utz and 100% of the managing interests of Utz at Closing, whereas the Sellers will retain 50.2% of the economic interests in Utz and will receive Class V common stock in the Company that is commensurate with the economic interests retained by the Sellers in Utz at closing.
As used in this unaudited pro forma condensed combined financial information, the “Company” refers to Collier Creek as a Delaware corporation which, in accordance with the Domestication and simultaneously with the Business Combination, will continue and also change its corporate name to “Utz Brands, Inc.” At the closing date of the Business Combination, all of the outstanding securities of Collier Creek will convert into outstanding securities of the Company.
The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined entity upon completion of the Business Combination. The pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements and described in the notes thereto reflect, among other things, the completion of the Business Combination, transaction costs in connection with the Business Combination, and the impact of certain pro forma adjustments (and their tax effect at the estimated effective income tax rate applicable to such adjustments).
The unaudited pro forma condensed combined financial statements are presented in two scenarios: (1) assuming No Redemptions, and (2) assuming Maximum Redemptions. The No Redemptions scenario assumes that no Collier Creek shareholders elect to redeem their Class A ordinary shares (or Class A common stock, following the Domestication) for a pro rata portion of cash in the Trust Account, and thus the full amount held in the Trust Account as of Closing is available for the Business Combination. The Maximum Redemptions scenario assumes that Collier Creek shareholders redeem the maximum number of their Class A ordinary shares (or Class A common stock, following the Domestication) for a pro rata portion of cash in the Trust Account that would allow the Minimum Cash Condition to be met. In both scenarios, the amount of cash available is sufficient to (a) pay the UPA Seller Preferred Equity Purchase Consideration and the UPA Seller Common Equity Purchase Consideration, (b) pay the Net Cash Consideration to existing Utz owners, (c) pay transaction expenses, and (d) repay a portion of existing Utz term debt upon closing of the Business Combination.
In both scenarios, the unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) on the basis of Collier Creek as the accounting acquirer and Utz as the accounting acquiree.
In the event that there are redemptions of Class A ordinary shares, Collier Creek has the ability to raise additional equity financing to replace the shares that are redeemed. The Sellers and the Company may also exercise their option to waive the $300,000,000 Minimum Cash Condition. In either event, the economic ownership and voting power in Collier Creek belonging to Collier Creek shareholders would be reduced, and the economic ownership and voting power of the Sellers following the Business Combination will be greater relative to that of the Collier Creek shareholders than is currently contemplated if there are no Redemptions.
The following summarizes the pro forma ownership of Class A common stock of the Company following the Business Combination, including for the Sellers those shares of Class A common stock issuable upon the exchange of the Sellers’ Common Company Units (together with the cancellation of an equal number of shares of Class V common stock) into Class A common stock of the Company, under two scenarios:
	Assuming No Redemptions		Assuming Maximum Redemptions(1)
	Shares	%	Shares	%
Collier Creek’s Public Shareholders	44,000,000	38.2%	25,708,738	26.5%
Sponsor and Independent Directors (including Forward Purchases)(2)(3)	13,375,000	11.6%	13,375,000	13.8%
Sellers(4)	57,765,978	50.2%	57,765,978	59.7%
Closing shares	115,140,978	100%	96,849,716	100%

(1)
Assumes that 18,291,262 Public Shares (the estimated maximum number of public shares that could be redeemed in connection with the Business Combination in order to satisfy the Minimum Cash Condition based on a per share redemption price of $10.30 per share) are redeemed in connection with the Business Combination.

(2)
Includes 9,875,000 shares of Class A common stock issued upon conversion of the existing Class B ordinary shares in connection with the Domestication. Shares of Class A common stock are issued upon the automatic conversion of the Class B ordinary shares concurrently with the consummation of the Business Combination. Does not reflect 2,000,000 Restricted Sponsor Shares convertible into shares of Class A common stock subject to the satisfaction of performance conditions that represent the Company’s Series B-1 common stock and Series B-2 common stock converted from 2,000,000 Class B ordinary shares held by the Sponsor and Collier Creek’s independent directors upon the consummation of the Business Combination.

(3)
Includes 3,500,000 shares of Class A common stock of the Company issued to Collier Creek’s Sponsor and independent directors in connection with the Forward Purchase Agreements.

(4)
Shares represent 57,765,978 shares of Class A common stock issuable upon the exchange of Common Company Units (together with the cancellation of the same number of shares of Class V common stock). Does not reflect 3,483,022 Class A shares issuable upon the exchange of the Common Company Units into which the Restricted Company Units held by the Sellers convert subject to the satisfaction of performance based conditions.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the Business Combination occurred on the dates indicated or the future results that the Company will experience. Utz and Collier Creek have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
Collier Creek and Utz currently expect the cash amount after redemptions will be sufficient to permit Collier Creek to satisfy the Minimum Cash Condition as of the Closing Date of the Business Combination.
The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ from the assumptions used to present the accompanying unaudited pro forma condensed combined financial statements. The Company will incur additional costs after the Business Combination is consummated in order to satisfy its obligations as a public company registrant. In addition, we anticipate the adoption of a new Equity Incentive Plan for employees, officers and directors. No adjustments to the unaudited pro forma statement of operations have been made for these items as such amounts are not yet known.
	As of March 31, 2020	As of March 29, 2020	As of March 31, 2020
Unaudited Pro Forma Condensed Balance Sheet Data			Pro Forma
			No Redemptions	Maximum Redemptions
(in thousands)	Collier Creek	Utz
Total current assets	$1,000	$188,000	$190,000	$190,000
Total assets	$453,000	$785,000	$1,762,000	$1,727,000
Total liabilities	$17,000	$827,000	$666,000	$830,000
Total equity	$5,000	$(42,000)	$1,096,000	$897,000
Unaudited Pro Forma Condensed Combined Statement of Operations Data (in thousands, except per share data)	For the Three Months Ended March 31, 2020	For the Quarterly Period Ended March 29, 2020	Pro Forma
	Collier Creek	Utz	No Redemptions	Maximum Redemptions
Total revenues	$—	$228,000	$228,000	$228,000
Operating income (loss)	$(1,000)	$12,000	$1,000	$1,000
Net income (loss)	$—	$2,000	$(4,000)	$(6,000)
Net income (loss) per share basic, Class A	$0.03	N/A	$(0.02)	$(0.03)
Net income (loss) per share diluted, Class A	$0.03	N/A	$(0.02)	$(0.03)
Net loss per share (basic and diluted), Class B	$(0.10)	N/A	N/A	N/A

Unaudited Pro Forma Condensed Combined Statement of Operations Data (in thousands, except per share or unit data)	For the Year Ended December 31, 2019	For the Year Ended December 29, 2019	Pro Forma
	Collier Creek	Utz	No Redemptions	Maximum Redemptions
Total revenues	$—	$866,000	$866,000	$866,000
Operating (loss) income	$(1,000)	$45,000	$(9,000)	$(9,000)
Net income (loss)	$8,000	$(14,000)	$(32,000)	$(46,000)
Net income (loss) per share basic, Class A	$0.20	N/A	$(0.21)	$(0.36)
Net income (loss) per share diluted, Class A	$0.20	N/A	$(0.21)	$(0.36)
Net loss per share (basic and diluted), Class B	$(0.08)	N/A	N/A	N/A

COMPARATIVE PER SHARE INFORMATION
The following table sets forth historical comparative per share information of Collier Creek, on a stand-alone basis, and the unaudited pro forma condensed combined per share information after giving effect to the Business Combination, assuming No Redemptions and Maximum Redemptions, respectively.
The historical information should be read in conjunction with the information in the sections entitled “Selected Historical Financial Information of Collier Creek” and “Selected Historical Combined Financial and Other Data of Utz” and the historical financial statements of Utz and Collier Creek included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined per share information is derived from, and should be read in conjunction with, the information contained in the section of this proxy statement/prospectus entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information.”
The unaudited pro forma combined share information does not purport to represent what the actual results of operations of the Company would have been had the Business Combination been completed or to project Collier Creek’s and the Company’s results of operations that may be achieved after the Business Combination. The unaudited pro forma shareholders’ equity per share information below does not purport to represent what the value of Utz and Collier Creek would have been had the Business Combination been completed nor the shareholders’ equity per share for any future date or period.
The following table sets forth:
•
historical per share information of Collier Creek for the fiscal quarter ended March 31, 2020 and fiscal year ended December 31, 2019; and

•
unaudited pro forma per share information of the combined company for the first fiscal quarter of 2020 and fiscal year 2019 after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•
assuming no redemptions: this scenario assumes that no Public Shareholders exercise their redemption rights in connection with the Business Combination; and

•
assuming Maximum Redemptions: this scenario assumes that 18,291,262 Public Shares (being our estimate of the maximum number of Public Shares that could be redeemed in connection with the Business Combination in order to satisfy the Minimum Cash Condition based on a per share redemption price of $10.30 per share) are redeemed in connection with the Business Combination.

The following table is also based on the following assumptions: (1) 2,000,000 Class B ordinary shares of Collier Creek held by the Sponsor and Collier Creek’s independent directors will be converted into 2,000,000 Restricted Sponsor Shares subject to performance conditions set forth in to the Sponsor Side Letter Agreement (2) 57,765,978 shares of Class A common stock issuable upon the exchange of the Common Company Units held by the Sellers (together with the cancellation of the same number of shares of Class V common stock) have been issued and 3,483,022 Restricted Company Units are being retained by the Sellers and such Restricted Company Units are subject to performance conditions, and (3) 3,500,000 shares of Class A common stock of the Company are issued to the Sponsor in connection with the Forward Purchase Agreements. If the actual facts are different than these assumptions, the below numbers will be different. These numbers also do not take into account Public Warrants to purchase Class A common stock of the Company that will be outstanding immediately following the completion of the Business Combination.
The historical information should be read in conjunction with “— Selected Historical Financial Information of Collier Creek,” “— Selected Historical Financial Information of Utz,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Collier Creek” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Utz” contained elsewhere in this proxy statement/prospectus and the historical financial statements and related notes of each of Collier Creek and Utz contained elsewhere in this proxy statement/prospectus. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined net income per share information below does not purport to represent what the actual results of operations of the Company would have been had the Business Combination been completed or to project the Company’s results of operations that may be achieved after the Business Combination. The unaudited pro forma book value per share information below does not purport to represent what the book value of the Company would have been had the Business Combination been completed nor the book value per share for any future date or period.
			Pro Forma Combined
	Collier Creek	Utz(2)	No Redemptions	Maximum Redemptions
Book Value per Share as of the last day of the first fiscal quarter of 2020(1)	$0.11	N/A	$9.15	$8.75
Net Income (loss) per Common Share – Basic for fiscal year 2019	$0.20	N/A	$(0.21)	$(0.36)
Net Income (loss) per Common Share – Diluted for fiscal year 2019	$0.20	N/A	$(0.21)	$(0.36)
Net Income (loss) per Common Share – Basic for the first fiscal quarter of 2020	$0.03	N/A	$(0.02)	$(0.03)
Net Income (loss) per Common Share – Diluted for the first fiscal quarter of 2020	$0.03	N/A	$(0.02)	$(0.03)

(1)
Book value per share = (Total shareholders’ equity/shares outstanding)

(2)
Given Utz’s historical equity structure, the calculation of EPS membership units is not a valuable metric, and therefore is omitted.

QUESTIONS AND ANSWERS
Q.
Why am I receiving this proxy statement/prospectus?

A.
You are receiving this proxy statement/prospectus in connection with the Shareholders Meeting of Collier Creek’s shareholders. Collier Creek is holding the Shareholders Meeting to consider and vote upon the Proposals described below. Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Collier Creek’s shareholders are being asked to consider and vote upon the Domestication Proposal to change the corporate structure and domicile of Collier Creek by way of continuation from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. The Domestication will be effected by Collier Creek filing a Certificate of Corporate Domestication and a Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register with the Registrar of Companies of the Cayman Islands and all outstanding securities of Collier Creek will convert to outstanding securities of the Company, as described in more detail in this proxy statement/prospectus. In connection with the Domestication, and simultaneously with the Business Combination, Collier Creek will change its corporate name to “Utz Brands, Inc.” The Domestication will become effective simultaneously with the completion of the Business Combination. The form of the proposed Delaware Certificate of Incorporation of the Company is attached to this proxy statement/prospectus as Annex A. See the section entitled “Shareholder Proposal 1: The Domestication Proposal.”
Collier Creek’s shareholders are also being asked to consider and vote upon the Business Combination Proposal to approve the Business Combination Agreement and the Business Combination contemplated thereby. The Business Combination Agreement provides that, among other things, Collier Creek will acquire Common Company Units and Restricted Company Units, with Collier Creek continuing to operate as the Company and Utz becoming a direct subsidiary of the Company. Shareholder approval of the Business Combination Agreement and the transactions contemplated thereby is required by the Business Combination Agreement and the Amended and Restated Memorandum and Articles of Association. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex C and Collier Creek encourages its shareholders to read it in its entirety. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal.”
Collier Creek’s shareholders are also being asked to consider and vote upon the Equity Incentive Plan Proposal to adopt the Equity Incentive Plan. Among other things, the Equity Incentive Plan, which would become effective upon the completion of the Business Combination, is intended to maintain and strengthen the Company’s ability to attract and retain key employees, directors, consultants and certain other individuals providing services to the Company and to motivate them to remain focused on long-term shareholder value. See the section entitled “Shareholder Proposal 3: The Equity Incentive Plan Proposal.” A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus as Annex D, and Collier Creek encourages its shareholders to read the plan in its entirety.
Collier Creek’s shareholders are being asked to consider and vote upon the Organizational Documents Proposals to approve by special resolution certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents of Collier Creek (a corporation incorporated in the State of Delaware), assuming the Domestication Proposal is approved and adopted, and the filing with and acceptance by the Secretary of State of Delaware of the certificate of domestication in accordance with Section 388 of the DGCL, which will be renamed “Utz Brands, Inc.” in connection with the Business Combination. See the section entitled “Shareholder Proposals 4 to 10: The Organizational Documents Proposals.”
Collier Creek’s shareholders are also being asked to consider and vote upon the Adjournment Proposal to adjourn the Shareholders Meeting to a later date or dates, including, if necessary, to permit further solicitation and vote of proxies if it is determined by Collier Creek that more time is necessary or appropriate to approve one or more Shareholder Proposals at the Shareholders Meeting. See the section entitled “Shareholder Proposal 11: The Adjournment Proposal.”

The presence, in person or by proxy, of Collier Creek shareholders representing a majority of the issued and outstanding ordinary shares on the Record Date and entitled to vote on the Shareholder Proposals to be considered at the Shareholders Meeting will constitute a quorum for the Shareholders Meeting.
YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.
Q.
What is being voted on at the Shareholders Meeting?

A.
At the Shareholders Meeting, the shareholders of Collier Creek are being asked to vote on the following Shareholder Proposals:

•
The Domestication Proposal;

•
The Business Combination Proposal;

•
The Equity Incentive Plan Proposal;

•
The Organizational Documents Proposals; and

•
The Adjournment Proposal.

Q.
Are the Shareholder Proposals conditioned on one another?

A.
Each of the Domestication Proposal, the Business Combination Proposal and the Required Organizational Documents Proposals are interdependent upon the others and each must be approved in order for Collier Creek to complete the Business Combination contemplated by the Business Combination Agreement. The Organizational Documents Proposals that are not Required Organizational Documents Proposals and the Equity Incentive Plan Proposal are conditioned on the approval of the Condition Precedent Proposals, however, if each of the Organizational Documents Proposals do not receive approval at the Shareholders Meeting from the holders of at least two-thirds of the ordinary shares of Collier Creek as of the Record Date that are present and vote at the Shareholders Meeting, the Business Combination can close only if the Sellers and Collier Creek waive certain conditions to closing under the Business Combination Agreement. The Business Combination Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal will require an ordinary resolution as matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Collier Creek’s ordinary shares that are present and vote at the Shareholders Meeting. The Adjournment Proposal is not conditioned upon the approval of any of the other proposals. The Domestication Proposal and the Organizational Documents Proposals will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Collier Creek’s ordinary shares as of the Record Date that are present and vote at the Shareholders Meeting.

Q.
Why is Collier Creek proposing the Domestication?

A.
The Collier Creek Board believes that it would be in the best interests of Collier Creek to effect the Domestication to enable the Company to avoid certain taxes that would be imposed on the Company if the Company were to conduct an operating business in the United States as a foreign corporation following the Business Combination. In addition, the Collier Creek Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Company’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many major corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures Collier Creek is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its prevalence as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to the Company’s corporate legal affairs.
The Domestication will not occur unless the Collier Creek shareholders have approved the Domestication Proposal, the Business Combination Proposal and the Required Organizational Documents Proposal and upon the Business Combination Agreement being in full force and effect prior to the Domestication. The Domestication will only occur upon the simultaneous completion of the Business Combination.
Q.
What is involved with the Domestication?

A.
The Domestication will require Collier Creek to file certain documents in both the Cayman Islands and the State of Delaware. At the effective time of the Domestication, which will be the closing date of the Business Combination, Collier Creek will cease to be a company incorporated under the laws of the Cayman Islands and in connection with the Business Combination, Collier Creek will continue as a Delaware corporation and, simultaneously with the Business Combination, will change its corporate name to “Utz Brands, Inc.” The Amended and Restated Memorandum and Articles of Association will be replaced by the Delaware Certificate of Incorporation and Bylaws and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and will be governed by Delaware law.

Q.
When do you expect that the Domestication will be effective?

A.
The Domestication is expected to become effective simultaneously with the completion of the Business Combination.

Q.
How will the Domestication affect my securities of Collier Creek?

A.
Pursuant to the Domestication and the Business Combination and without further action on the part of Collier Creek’s shareholders, each outstanding Class A ordinary share and Class B ordinary share of Collier Creek will convert to one outstanding share of the Company’s Class A common stock except 2,000,000 Class B ordinary shares held by the Sponsor and Collier Creek’s independent directors which will convert automatically into 2,000,000 shares of the Company’s Class B common stock in accordance with the Sponsor Side Letter Agreement. Although it will not be necessary for you to exchange your certificates representing ordinary shares after the Domestication, the Company will, upon request, exchange your Collier Creek share certificates for the applicable number of shares of Company’s Class A common stock, and all certificates for securities issued after the Domestication will be certificates representing securities of the Company.

Q.
What are the material U.S. federal income tax consequences of the Domestication to Holders of Collier Creek Shares and Warrants?

A.
As discussed more fully under the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders” below, the Domestication generally should qualify as a reorganization within the meaning of Section 368(a)(l)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) to a statutory conversion of a corporation holding only investment-type assets such as Collier Creek, this result is not entirely clear. In the case of a transaction, such as the Domestication, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. Holders (as defined in such section) of Collier Creek Shares will be subject to Section 367(b) of the Code and, as a result:

•
a U.S. Holder of Collier Creek Shares whose Collier Creek Shares have a fair market value of less than $50,000 on the date of the Domestication will generally not recognize any gain or loss and will generally not be required to include any part of Collier Creek’s earnings in income pursuant to the Domestication;

•
a U.S. Holder of Collier Creek Shares whose Collier Creek Shares have a fair market value of $50,000 or more on the date of the Domestication, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Collier Creek Shares entitled to vote and less than 10% of the total value of all classes of Collier Creek Shares will generally recognize gain (but not loss) on the exchange of Collier Creek Shares for shares in the Company (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their Collier Creek Shares, provided certain other requirements are satisfied. Collier Creek does not expect to have significant cumulative earnings and profits on the date of the Domestication; and
•
a U.S. Holder of Collier Creek Shares whose Collier Creek Shares have a fair market value of $50,000 or more on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Collier Creek Shares entitled to vote or 10% or more of the total value of all classes of Collier Creek Shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Collier Creek Shares, provided certain other requirements are satisfied. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. Collier Creek does not expect to have significant cumulative earnings and profits on the date of the Domestication.

Furthermore, even in the case of a transaction, such as the Domestication, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, a U.S. Holder of Collier Creek Shares may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Collier Creek Shares for the common stock of the Delaware corporation pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code equal to the excess, if any, of the fair market value of the common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Collier Creek Shares surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders — U.S. Holders — PFIC Considerations.”
Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders”) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s Company shares after the Domestication.
The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are urged to consult their tax advisors on the tax consequences to them of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, including with respect to Public Warrants, see “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders.”
Q.
What are the material U.S. federal income tax consequences to Public Shareholders that exercise their Redemption Rights?

A.
As discussed more fully under the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders” below, a U.S. Holder (as defined in such section) that exercises its Redemption Rights to receive cash in exchange for its Company shares will generally be treated as selling such Company shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of Company shares that such U.S. Holder owns or is deemed to own (including through the ownership of warrants).

Additionally, because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise Redemption Rights, U.S. Holders exercising Redemption Rights will be subject to the potential tax consequences of Section 367(b) of the Code and the potential tax consequences of the PFIC rules as a result of the Domestication.
For a description of the tax consequences for Public Shareholders exercising Redemption Rights in connection with the Business Combination, see the sections entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders — U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights” and “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders — Non-U.S. Holders — Tax Consequences to Non-U.S. Holders That Elect to Exercise Redemption Rights.”
All holders of Collier Creek Shares considering exercising their Redemption Rights are urged to consult their tax advisors on the tax consequences to them of an exercise of Redemption Rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.
Q.
Why is Collier Creek proposing the Business Combination?

A.
Collier Creek was organized to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. Since Collier Creek’s organization, the Collier Creek Board has sought to identify suitable candidates in order to effect such a transaction. In its review of Utz, the Collier Creek Board considered a variety of factors weighing positively and negatively in connection with the Business Combination. After careful consideration, the Collier Creek Board has determined that the Business Combination presents a highly-attractive business combination opportunity and is in the best interests of Collier Creek shareholders. The Collier Creek Board believes that, based on its review and consideration, the Business Combination with Utz presents an opportunity to increase shareholder value. However, there can be no assurance that the anticipated benefits of the Business Combination will be achieved. Shareholder approval of the Business Combination is required by the Business Combination Agreement and the Amended and Restated Memorandum and Articles of Association as well as to comply with NYSE Listing Rule 312.03.

Q.
What will happen in the Business Combination?

A.
The Business Combination consists of a series of transactions pursuant to which (i) Collier Creek will complete the Domestication and (ii) Collier Creek will acquire Common Company Units and Restricted Company Units of Utz in the amounts set forth herein, with Collier Creek continuing to operate as the Company and Utz becoming a direct subsidiary of the Company. Upon the completion of the Domestication and the Business Combination, each issued and outstanding Class A ordinary share and Class B ordinary share of Collier Creek will become a share of Class A common stock except 2,000,000 Class B ordinary shares held by the Sponsor and Collier Creek’s independent directors which will convert automatically into 2,000,000 shares of the Company’s Class B common stock in accordance with the Sponsor Side Letter Agreement, and each issued and outstanding warrant to purchase Class A ordinary shares of Collier Creek will become a warrant to purchase an equal number of shares of Class A common stock of the Company.

Q.
How much consideration will the Sellers receive in connection with the acquisition of Utz Company Units by Collier Creek and what is the form of consideration that the Sellers will receive in return for the acquisition of Utz by Collier Creek?

A.
The aggregate consideration (the “Business Combination Consideration”) payable or issuable by Collier Creek in exchange for the 57,375,000 Common Company Units and 2,000,000 Restricted Company Units is comprised of (i) an amount in cash (the “UPA Seller Preferred Equity Purchase Consideration”) which shall be used by Collier Creek to acquire the preferred units in the Sellers owned by BSOF SN LLC (“UPA Seller”) at the Closing (which units shall be immediately redeemed by the Sellers at the Closing in exchange for a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek), (ii) an amount in cash (the “UPA Seller Common Equity Purchase Consideration”), which shall be used by Collier Creek to acquire the common units in the Sellers owned by UPA Seller at the Closing (which units shall be immediately redeemed by the Sellers at the Closing in exchange for a portion of the Common Company Units and Restricted Company Units acquired by

Collier Creek), (iii) $60 million less the UPA Seller Common Equity Purchase Consideration less certain amounts (the “Deducted Amount”) with respect to transactions by the Sellers and certain of their related parties following December 30, 2019 (the “Net Cash Consideration”) to acquire a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek, (iv) 57,765,978 shares of Class V common stock; provided that to the extent that the Net Cash Consideration is a negative number, then such number of shares of Class V common stock will be reduced by that number of shares of Class V common stock equal to (x) the amount by which the Net Cash Consideration is a negative number, divided by (y) $10.00, and (v) a cash contribution to Utz (the “Contribution Amount”) in an amount equal to (a) the aggregate amount held in the Trust Account following any Redemptions, which amount before any Redemptions equals approximately $452,625,000 as of August 5, 2020, plus (b) $35,000,000 of proceeds from the Forward Purchases of 3,500,000 Forward Purchase Shares and 1,166,666 Forward Purchase Warrants pursuant to the Forward Purchase Agreements, plus (c) the net proceeds from any Permitted Equity Financing (as defined in this proxy statement/prospectus), if any, less (d) the UPA Seller Preferred Equity Purchase Consideration, less (e) the UPA Seller Common Equity Purchase Consideration and less (f) the Net Cash Consideration, which Contribution Amount will be contributed to Utz in exchange for the issuance of a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek. The Deducted Amount will be contributed to Utz. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Business Combination Consideration.”
Pursuant to the Third Amended and Restated Limited Liability Company Agreement, at any time after the one-year anniversary of the Closing or such earlier time as the Lock-Up Period expires pursuant to the Investor Rights Agreement, each Seller and each person who acquires Common Company Units from a Seller in accordance with the Third Amended and Restated Limited Liability Company Agreement (excluding the Company) will be entitled to exchange its Common Company Units for Class A common stock of the Company on a one-for-one basis (subject to customary adjustments, to the extent necessary, including for stock splits, stock dividends and reclassifications). Based on the assumptions set forth under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages,” the total number of Common Company Units retained by the Sellers will be 57,765,978, entitling such members collectively to exchange them, together with the cancellation of an equal number of shares of Class V common stock, for an equal number of shares of the Company’s Class A common stock (anticipated to be 50.2% of the Company’s Class A common stock in the aggregate). In addition, the Sellers will retain 3,483,022 Restricted Company Units, which will convert into Common Company Units (and the Sellers will receive an additional share of Class V common stock for each Restricted Company Unit so converted) upon vesting before the expiration of the Vesting Period.
Each share of Class A common stock of the Company will provide the holder the rights to vote, receive dividends, and share in distributions in connection with a liquidation and other stockholder rights with respect to the Company.
Pursuant to a Tax Receivable Agreement among the Company and the Sellers, the Company will be required to pay to the Sellers and/or the exchanging holders of Common Company Units, as applicable, 85% of the tax savings that the Company realizes as a result of increases in tax basis in Utz’s assets as a result of the sale of Common Company Units for the Net Cash Consideration, the purchase and redemption of the common units and preferred units in the Sellers and the future exchange of the Common Company Units for shares of Class A common stock (or cash) pursuant to the Third Amended and Restated Limited Liability Company Agreement and certain other tax attributes of Utz and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. For more information on the Tax Receivable Agreement, please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Tax Receivable Agreement.”
Additionally, pursuant to the Business Combination Agreement, immediately following the completion of the Business Combination, the Company will issue to the Sellers an aggregate of 57,765,978 shares of Class V common stock of the Company. The Class V common stock provides no economic rights in the Company to the holders of the Class V common stock; however, each holder of Class V common stock will be entitled to vote as a common stockholder of the Company, with the number of votes equal to the number of shares of Class V common stock held at the time of such vote. If, at any time, a holder of Class V common stock no longer holds any Common Company Units, such holder’s shares of Class V common stock will automatically be canceled and a holder of Class V common stock shall only hold such number of shares of Class V common stock equal to the number of Common Company Units held by such holder.
Q.
What is the Tax Receivable Agreement?

A.
In connection with the Business Combination, the Company will enter into the Tax Receivable Agreement with the Sellers. Pursuant to the Tax Receivable Agreement between the Company and the Sellers, the Company will be required to pay to the Sellers and/or the exchanging holders of Common Company Units, as applicable, 85% of the tax savings that the Company realizes as a result of increases in tax basis in Utz’s assets as a result of the sale of Common Company Units for the Net Cash Consideration, the purchase and redemption of the common units and preferred units in the Sellers and the future exchange of the Common Company Units for shares of Class A common stock (or cash) pursuant to the Third Amended and Restated Limited Liability Company Agreement and certain other tax attributes of Utz and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. For more information on the Tax Receivable Agreement, please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Tax Receivable Agreement.”

Q.
What equity stake will current Collier Creek shareholders and the Sellers hold in the Company immediately after the completion of the Business Combination?

A.
Upon the completion of the Business Combination (assuming, among other things, that no Collier Creek shareholders exercise Redemption Rights with respect to their ordinary shares upon completion of the Business Combination and the other assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”), the Sellers are expected to own all of the Company’s outstanding Class V common stock representing approximately 50.2% of the voting power of the Company and the current holders of Collier Creek ordinary shares are expected to own shares of the Company’s outstanding Class A common stock representing approximately 49.8% of the voting power of the Company.

If any of Collier Creek’s shareholders exercise their Redemption Rights and there is no permitted equity financing, the percentage of the Company’s outstanding voting stock held by the current holders of Collier Creek ordinary shares will decrease and the percentage of the Company’s outstanding voting stock held by the Sellers will increase, in each case relative to the percentage held if none of the Collier Creek ordinary shares are redeemed.
All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages.”
Should one or more of the assumptions prove incorrect, actual beneficial ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.
Q.
Did the Collier Creek Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.
No. The Collier Creek Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Collier Creek’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Collier Creek’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. Accordingly, investors will be relying solely on the judgment of the Collier Creek Board in valuing Utz’s business and assuming the risk that the Collier Creek Board may not have properly valued such business.

Q.
What will the Sellers, the Sponsor and Collier Creek receive in connection with the Business Combination?

A.
In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) the Sellers will (a) retain 57,765,978 Common Company Units, (b) receive 57,765,978 shares of Class V common stock of the Company; provided, that, to the extent that the Net Cash Consideration is a negative number, then such number of retained Common Company Units and shares of Class V common stock will each be reduced by that number equal to (x) the amount by which the Net Cash Consideration is a negative number, divided by (y) $10.00, and (c) receive 3,483,022 Retained Restricted Company Units, which will convert into Common Company Units upon vesting (and, for each unit so converted, entitle the Sellers to an additional share of Class V common stock and payment of an ordinary catch-up distribution amount as if such unit had been vested as of Closing), (ii) Collier Creek will acquire (a) 57,375,000 Common Company Units, and 2,000,000 Restricted Company Units and (b) 100% of the non-economic managing member interests of Utz; and (iii) an aggregate of 2,000,000 Class B ordinary shares of Collier Creek held by the Sponsor and Collier Creek’s independent directors will be automatically converted into the Restricted Sponsor Shares. The Restricted Sponsor Shares will have no voting rights and will entitle the holder thereof to participate in any dividends declared on the Class A common stock, however such dividends will not be payable until such shares of Class B common stock are converted into shares of Class A common stock pursuant to the terms of the Sponsor Side Letter Agreement and the Certificate of Incorporation.

Business Combination Consideration payable or issuable by Collier Creek in exchange for the 57,375,000 Common Company Units and 2,000,000 Restricted Company Units is comprised of (i) the UPA Seller Preferred Equity Purchase Consideration which shall be used by Collier Creek to acquire the preferred units in the Sellers owned by UPA Seller at the Closing (which units shall be immediately redeemed by the Sellers at the Closing in exchange for a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek), (ii) the UPA Seller Common Equity Purchase Consideration, which shall be used by Collier Creek to acquire the common units in the Sellers owned by UPA Seller at the Closing (which units shall be immediately redeemed by the Sellers at the Closing in exchange for a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek), (iii) the Net Cash Consideration to acquire a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek, (iv) 57,765,978 shares of Class V common stock; provided that to the extent that the Net Cash Consideration is a negative number, then such number of shares of Class V common stock will be reduced by that number of shares of Class V common stock equal to (x) the amount by which the Net Cash Consideration is a negative number, divided by (y) $10.00, and, (v) the Contribution Amount in an amount equal to (a) the aggregate amount held in the Trust Account following any Redemptions, which amount before any Redemption equals approximately $452,625,000 as of August 5, 2020, plus (b) $35,000,000 of proceeds from the Forward Purchases, plus (c) the net proceeds from any Permitted Equity Financing (as defined in this proxy statement/prospectus), if any, less (d) the UPA Seller Preferred Equity Purchase Consideration, less (e) the UPA Seller Common Equity Purchase Consideration and less (f) the Net Cash Consideration, which Contribution Amount will be contributed to Utz in exchange for the issuance of a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek. The Deducted Amount will be contributed to Utz. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Business Combination Consideration.”
Q.
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A.
Following the closing of our IPO, an amount equal to $440,000,000 ($10.00 per unit) of the net proceeds from our IPO and the sale of the Private Placement Warrants was placed in the Trust Account. At December 31, 2019, $451,020,841 was held in the Trust Account for the purposes of consummating an initial business combination. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the closing of the Business Combination) or (2) the redemption of all of the public shares if we are unable to complete a business combination by October 10, 2020, subject to applicable law.

If our initial business combination is paid for using equity or debt securities or not all of the funds released from the Trust Account are used for payment of the consideration in connection with our initial business combination or used for redemptions or purchases of the public shares, we may apply the balance of the cash released to us from the Trust Account for general corporate purposes, including for maintenance or expansion of operations of the Company, the payment of principal or interest due on indebtedness incurred in completing our Business Combination, to fund the purchase of other companies or for working capital. See “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination.”
Q.
What happens if a substantial number of the public shareholders vote in favor of the Business Combination Proposal and exercise their Redemption Rights?

A.
Our Public Shareholders are not required to vote “FOR” the Business Combination in order to exercise their Redemption Rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

The Business Combination Agreement provides that Utz’s and the Sellers’ obligation to consummate the Business Combination is conditioned on, among other things, the Minimum Cash Condition. The Minimum Cash Condition requires that the Company shall have net available cash of at least $300,000,000 equal to the sum of (without duplication) (a) the cash in the Trust Account following any Buyer Share Redemptions plus (b) the aggregate net proceeds received by the Buyer from the Permitted Equity Financing plus (c) the aggregate gross proceeds received by the Buyer from the sale of the Forward Purchase Securities pursuant to the Forward Purchase Agreement. If the Minimum Cash Condition is not met, and such condition is not waived by the Sellers and Collier Creek, then the Business Combination Agreement could terminate and the proposed Business Combination may not be consummated. In addition, in no event will Collier Creek redeem Public Shares in an amount that would cause our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.
Additionally, as a result of redemptions, the trading market for the Class A common stock of the Company may be less liquid than the market for the Public Shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for NYSE or another national securities exchange.
Q.
What conditions must be satisfied to complete the Business Combination?

A.
The consummation of the Business Combination is conditioned upon, among other things, (1) the approval of the Business Combination Proposal, the Domestication Proposal and the Organizational Documents Proposals; (2) the Minimum Cash Condition; (3) no applicable law or injunction enacted, entered, promulgated, enforced or issued by any governmental authority or other legal restraint or prohibition preventing the consummation of the Business Combination shall be in effect; (4) the consummation of the Domestication immediately prior to the Closing; and (5) the net tangible assets of the Company (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the proposed Business Combination may not be consummated.

For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled, “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Closing Conditions.”
Q.
When do you expect the Business Combination to be completed?

A.
It is currently expected that the Business Combination will be completed in the third quarter of 2020. This timing depends, among other things, on the approval of the Shareholder Proposals to be presented at the Shareholders Meeting. However, the Shareholders Meeting could be adjourned if the Adjournment Proposal is adopted at the Shareholders Meeting and Collier Creek elects to adjourn the

Shareholders Meeting to a later date or dates to permit further solicitation and vote of proxies if reasonably determined to be necessary or desirable by Collier Creek.
Q.
What happens if the Business Combination is not completed?

A.
If a Public Shareholder has tendered shares to be redeemed but the Business Combination is not completed, the Redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate. The current deadline set forth in the Amended and Restated Memorandum and Articles of Association for Collier Creek to complete its initial business combination is October 10, 2020 (24 months after the closing of the IPO).

Q.
Why is Collier Creek proposing the Equity Incentive Plan Proposal?

A.
The purpose of the Equity Incentive Plan is to enable the Company to offer eligible employees, directors and consultants cash and other stock-based and other performance-based incentive awards in order to attract, retain and reward these individuals and strengthen the mutuality of interests between them and the Company’s stockholders. For more information, see the section entitled “Shareholder Proposal 3: The Equity Incentive Plan Proposal.”

Q.
What amendments will be made to the current constitutional documents of Collier Creek?

A.
The consummation of the Business Combination is conditioned, among other things, on the Domestication. Accordingly, in addition to voting on the Business Combination, Collier Creek’s shareholders also are being asked to consider and vote upon a proposal to approve the Domestication, and replace our Existing Organizational Documents, in each case, under Cayman Islands law with the Proposed Organizational Documents, in each case, under the DGCL, which differ materially from the Existing Organizational Documents in the following respects:

	Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal A)	The Existing Organizational Documents authorize 451,000,000 shares, consisting of 400,000,000 Class A ordinary shares, 50,000,000 Class B ordinary shares and 1,000,000 preferred shares.	The Proposed Organizational Documents authorize 1,064,249,000 shares, consisting of 1,000,000,000 shares of Class A common stock, 1,000,000 shares of Series B-1 common stock, 1,000,000 shares of Series B-2 common stock, 61,249,000 shares of Class V common stock and 1,000,000 shares of Preferred Stock.
	See paragraph 5 of our Existing Organizational Documents.	See Article 4 of the Certificate of Incorporation.
Authorize the Company to Make Issuances of Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)	The Existing Organizational Documents authorize the issuance of 1,000,000 preferred shares with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Organizational Documents, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could	The Proposed Organizational Documents authorize the Company Board to make issuances of all or any shares of Preferred Stock in one or more classes or series, with such terms and conditions and at such future dates as may be expressly determined by the Company Board and as may be permitted by the DGCL.

	Existing Organizational Documents	Proposed Organizational Documents
adversely affect the voting power or other rights of the holders of ordinary shares.
	See Article 51 of our Existing Organizational Documents	See Article 4 subsection 2 of the Certificate of Incorporation.
Investor Rights Agreement (Organizational Documents Proposal C)	The Existing Organizational Documents are not subject to any director composition agreement or investor rights agreement.	The Proposed Organizational Documents provide that certain provisions therein are subject to the director nomination provisions of the Investor Rights Agreement.
See Article 6 subsection 1 of the Certificate of Incorporation.
Shareholder/Stockholder Written Consent In Lieu of a Meeting (Organizational Documents Proposal D)	The Existing Organizational Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.	The Proposed Organizational Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but prohibit the ability of stockholders to act by written consent in lieu of a meeting, unless such action is recommended or approved by all directors then in office.
	See Article 23 of our Existing Organizational Documents.	See Article 7 subsection 1 of the Certificate of Incorporation.
Classified Board (Organizational Documents Proposal E)	The Existing Organizational Documents provide that the Collier Creek Board be divided into three classes with only one class of directors being elected in each year and each class serving for a three-year term.	The Proposed Organizational Documents will provide that the Company Board continue to be divided into three classes with only one class of directors being elected in each year and each class serving for a three-year term.
See Article 6 subsection 1 of the Certificate of Incorporation.
Exclusive Forum (Organizational Documents Proposal F)	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.
See Article 12 subsection 1 of the Certificate of Incorporation.
Corporate Name (Organizational Documents Proposal G)	The Existing Organizational Documents provide the name of the company is “Collier Creek Holdings”	The Proposed Organizational Documents will provide that the name of the Company will be “Utz Brands, Inc.”
See paragraph 1 of our Existing Organizational Documents.

	Existing Organizational Documents	Proposed Organizational Documents
Perpetual Existence (Organizational Documents Proposal G)	The Existing Organizational Documents provide that if we do not consummate a business combination (as defined in the Existing Organizational Documents) by October 10, 2020, Collier Creek shall cease all operations except for the purposes of winding up and shall redeem the shares issued in our IPO and liquidate our trust account.	The Proposed Organizational Documents do not include any provisions relating to the Company’s ongoing existence; the default under the DGCL will make Utz Brands, Inc.’s existence perpetual.
	See Article 51 of our Existing Organizational Documents.	This is the default rule under the DGCL.
Takeovers by Interested Stockholders (Organizational Documents Proposal G)	The Existing Organizational Documents do not provide restrictions on takeovers of Collier Creek by a related shareholder following a business combination.	The Proposed Organizational Documents will have the Company elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders but will provide other restrictions regarding takeovers by interested stockholders.
See Article 9 of the Certificate of Incorporation
Waiver of Corporate Opportunities (Organizational Documents Proposal G)	The Existing Organizational Documents do not provide an explicit waiver of corporate opportunities for Collier Creek or its directors.	The Proposed Organizational Documents will explicitly waive corporate opportunities for the non-employee directors of the Company.
See Article 10 of the Certificate of Incorporation.
Provisions Related to Status as Blank Check Company (Organizational Documents Proposal G)	The Existing Organizational Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.	The Proposed Organizational Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.
See Article 51 of our Existing Organizational Documents.
For more information, see the section entitled “Shareholder Proposals 4 to 10: The Organizational Documents Proposals.”

Q.
Why is Collier Creek proposing the Adjournment Proposal?

A.
Collier Creek is proposing the Adjournment Proposal to allow the adjournment of the Shareholders Meeting to a later date or dates, including if necessary to permit further solicitation and vote of proxies if it is determined by Collier Creek that more time is necessary or appropriate to approve one or more Shareholder Proposals at the Shareholders Meeting. Please see the section entitled “Shareholder Proposal 11: The Adjournment Proposal” for additional information.

Q.
When and where will the Shareholders Meeting be held?

A.
The Shareholders Meeting will be held at 9 a.m., Eastern Daylight Time, on August 27, 2020, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material. Only shareholders who held ordinary shares of Collier Creek at the close of business on July 30, 2020 will be entitled to vote at the Shareholders Meeting.

Q.
Who is entitled to vote at the Shareholders Meeting?

A.
Collier Creek has fixed July 30, 2020 as the Record Date. If you were a shareholder of Collier Creek at the close of business on the Record Date, you are entitled to vote on matters that come before the Shareholders Meeting.

Q.
How do I vote?

A.
If you are a record owner of your shares, there are two ways to vote your Collier Creek Shares at the Shareholders Meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card.   If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Collier Creek Board “FOR” the Domestication Proposal, the Business Combination Proposal, the Equity Incentive Plan Proposal, each of the Organizational Documents Proposals and the Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the Shareholders Meeting will not be counted.
You Can Attend the Shareholders Meeting and Vote in Person.   When you arrive, you will receive a ballot that you may use to cast your vote.
If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the Shareholders Meeting and vote in person and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Collier Creek can be sure that the broker, bank or nominee has not already voted your shares.
Q.
What if I do not vote my Collier Creek Shares or if I abstain from voting?

A.
The approval of the Business Combination Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of a majority of the outstanding Collier Creek Shares as of the Record Date that are present and vote at the Shareholders Meeting. The Domestication Proposal and the Organizational Documents Proposals will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Collier Creek Shares as of the Record Date that are present and vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the Shareholder Proposals. As a result, if you abstain from voting on the Shareholder Proposals, your Collier Creek Shares will be counted as present for purposes of establishing a quorum (if so present in accordance with the terms of the Amended and Restated Memorandum and Articles of Association), but the abstention will have no effect on the outcome of such proposal.

Q.
What Proposals must be passed in order for the Business Combination to be completed?

A.
The Business Combination will not be completed unless the Domestication Proposal, the Business Combination Proposal and the Required Organizational Documents Proposals are approved. In addition, if each of the Organizational Documents Proposals do not receive approval at the Shareholders Meeting from the holders of at least two-thirds of the ordinary shares of Collier Creek as of the Record Date that are present and vote at the Shareholders Meeting, the Business Combination can close only if the Sellers and Collier Creek waive certain conditions to closing under the Business Combination Agreement. If Collier Creek does not complete a Business Combination by October 10, 2020, Collier Creek will be required to dissolve and liquidate itself and return the monies held within its Trust Account to its Public Shareholders unless Collier Creek submits and its shareholders approve an extension.

Q.
How does the Collier Creek Board recommend that I vote on the Proposals?

A.
The Collier Creek Board unanimously recommends that the holders of Collier Creek’s ordinary shares entitled to vote on the Shareholder Proposals, vote as follows:

“FOR” approval of the Domestication Proposal;
“FOR” approval of the Business Combination Proposal;
“FOR” approval of the Equity Incentive Plan Proposal;
“FOR” approval of each of the Organizational Documents Proposals; and
“FOR” approval of the Adjournment Proposal, if presented.
Q.
How many votes do I have?

A.
Collier Creek shareholders have one vote per each ordinary share of Collier Creek held by them on the Record Date for each of the Shareholder Proposals to be voted upon.

Q.
How will the Sponsor and Collier Creek’s officers and directors vote in connection with the Shareholder Proposals?

A.
As of the Record Date, the Sponsor and Collier Creek’s independent directors owned of record an aggregate of 11,875,000 Class B ordinary shares, representing approximately 20% of the issued and outstanding Collier Creek Shares. Pursuant to the Insider Letter Agreement, the Sponsor and Collier Creek’s directors and officers have agreed to vote the ordinary shares owned by them (including the Class B ordinary shares) in favor of the Shareholder Proposals. The Sponsor and Collier Creek’s officers and directors, as of the Record Date, have not acquired any Collier Creek ordinary shares during or after our IPO in the open market. However, any subsequent purchases of Collier Creek ordinary shares prior to the Record Date by the Sponsor or Collier Creek’s officers and directors in the aftermarket will make it more likely that the Shareholder Proposals will be approved as such shares would be voted in favor of the Shareholder Proposals. As of the Record Date, there were 55,875,000 ordinary shares of Collier Creek outstanding.

Q.
Do I have Redemption Rights with respect to my Collier Creek Shares?

A.
Under Section 51.4 of the Amended and Restated Memorandum and Articles of Association, prior to the completion of the Business Combination, Collier Creek will provide all of the Public Shareholders with the opportunity to have their shares redeemed upon the completion of the Business Combination, subject to certain limitations, for cash equal to the applicable Redemption Price; provided, however, that Collier Creek may not redeem such shares to the extent that such Redemption would result in Collier Creek having net tangible assets (as determined under the Exchange Act) of less than $5,000,001 upon the completion of the Business Combination.

Public Shareholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination, whether or not they were holders of Collier Creek ordinary shares as of the Record Date or acquired their shares after the Record Date. The Redemptions will be effectuated in accordance with the Amended and Restated Memorandum and Articles of Association and

Cayman Islands law. Any Public Shareholder who holds ordinary shares of Collier Creek on or before August 25, 2020 (two business days before the Shareholders Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the completion of the Business Combination); provided that such Public Shareholders follow the procedures provided for exercising such Redemption as set forth in the Amended and Restated Memorandum and Articles of Association, as described below, by such date. However, the proceeds held in the Trust Account could be subject to claims that could take priority over those of Public Shareholders exercising Redemption Rights, regardless of whether such holders vote for or against the Business Combination Proposal and whether such holders are holders of Collier Creek ordinary shares as of the Record Date. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. A Public Shareholder will be entitled to receive cash for these shares only if the Business Combination is completed. For more information, see “Shareholders Meeting — Redemption Rights.”
Q.
May the Sponsor, Collier Creek’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A.
The Sponsor and Collier Creek’s directors, officers, advisors or their affiliates may purchase Collier Creek Shares in privately negotiated transactions or in the open market either prior to or after the Closing of the Business Combination, including from Collier Creek shareholders who would have otherwise exercised their Redemption Rights. However, the Sponsor, directors and officers have no current commitments or plans to engage in such transactions and have not formulated any terms or conditions for any such transactions at the date of this proxy statement/prospectus. If Collier Creek engages in such transactions, any such purchases will be subject to limitations regarding possession of any material nonpublic information not disclosed to the seller of such shares and they will not make any such purchases if such purchases are prohibited by Regulation M under the Exchange Act. Any such purchase after the Record Date would include a contractual acknowledgement that the selling shareholder, although still the record holder of Collier Creek Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event the Sponsor or Collier Creek’s directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the aggregate amount then on deposit in the Trust Account.

Q.
Is there a limit on the number of shares I may redeem?

A.
Each Public Shareholder, together with any affiliate or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking Redemption Rights with respect to 15% or more of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by Collier Creek. Any Public Shareholder who holds less than 15% of the Public Shares may have all of the Public Shares held by him or her redeemed for cash.

Q.
How do I exercise my Redemption Rights?

A.
If you are a Public Shareholder and you seek to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern Daylight Time, on August 25, 2020 (two (2) business days before the Shareholders Meeting), that Collier Creek redeem your shares for cash, (ii) affirmatively certify in your request to Collier Creek’s Transfer Agent for Redemption if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) and (iii) submit your request in writing to Collier Creek’s Transfer Agent, at the address listed at the end of this section and deliver your shares to Collier Creek’s Transfer Agent physically or electronically using The Depository Trust Company’s DWAC system at least two business days prior to the vote at the Shareholders Meeting.

Any request for Redemption, once made by a Public Shareholder, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Shareholders Meeting. In addition, if you deliver your shares for Redemption to Collier Creek’s Transfer Agent and later decide prior to the Shareholders Meeting not to elect Redemption, you may request that Collier Creek’s Transfer Agent return the shares (physically or electronically). You may make such request by contacting Collier Creek’s Transfer Agent at the phone number or address listed at the end of this section.
Any corrected or changed written demand of Redemption Rights must be received by Collier Creek’s secretary two business days prior to the vote taken on the Business Combination Proposal at the Shareholders Meeting. No demand for Redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Shareholders Meeting.
Public Shareholders seeking to exercise their Redemption Rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Collier Creek’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Collier Creek does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
If a Public Shareholder properly demands Redemption as described above, then, if the Business Combination is completed, Collier Creek will redeem the shares subject to the Redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your Redemption Rights, then you will be exchanging your Collier Creek Shares for cash and will no longer own these shares following the Business Combination.
If you are a Public Shareholder and you exercise your Redemption Rights, it will not result in either the exercise or loss of any Collier Creek warrants that you may hold. Your Collier Creek warrants will continue to be outstanding following a Redemption of your Collier Creek Shares and will become exercisable in connection with the completion of the Business Combination.
If you intend to seek Redemption of your Public Shares, you will need to deliver your shares (either physically or electronically) to Collier Creek’s Transfer Agent prior to the meeting, as described in this proxy statement/prospectus. If you have questions regarding the certification of your position or delivery of your shares, please contact:
Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, New York 10004
Attention:
E-mail:
Q.
If I am a holder of Units, can I exercise Redemption Rights with respect to my Units?

A.
No. Holders of issued and outstanding Units must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising Redemption Rights with respect to the Public Shares. If you hold your Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the Units into the underlying Public Shares and Public Warrants, or if you hold Units registered in your own name, you must contact the Transfer Agent directly and instruct them to do so. The Redemption Rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. You are requested to cause your Public Shares to be separated and delivered to the Transfer Agent by 5:00 p.m., Eastern Daylight Time, on August 25, 2020 (two business days before the Shareholders Meeting) in order to exercise your Redemption Rights with respect to your Public Shares.

RISK FACTORS
You should carefully consider all the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Proposals described in this proxy statement/prospectus.
The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, the Company’s business, financial condition and results of operations. If any of the events described below occur, the Company’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of the Company’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Collier Creek and Utz.
Risks Related to Utz’s Business and the Company Following the Business Combination
Throughout this section, references to “we,” “us,” and “our” or the “Company” refer to Utz and its consolidated subsidiaries as the context so requires.
Our gross profit margins may be impacted by a variety of factors, including but not limited to variations in raw materials pricing, retail customer requirements and mix, sales velocities and required promotional support.
We expect that our gross profit as a percentage of net sales could fluctuate as a result of competition and other factors described herein. Our gross profit is impacted by a number of factors, including product pricing, the availability and cost of commodities, raw materials pricing (including ingredients and packaging), labor costs, and energy costs. Further, our gross profit margin may be impacted by shifts in the overall mix of products having a higher or lower profit margin. Should the competitive dynamic change in our industry (which could impact our margins through forces including but not limited to requiring us to alter our pricing strategy, offering a greater percentage of lower profit margin products in our overall product mix, or requiring additional promotional activity), raw materials prices increase dramatically, or any of our customer relationships or relationships with our independent operators (“IOs”) and third-party distributors change materially, then we may not be able to continue to operate at our current margins. We may be able to pass some or all raw material, energy and other input cost increases to customers, IOs and third-party distributors by increasing the selling prices of our products or decreasing the size of our products; however, higher product prices or decreased product sizes may cause us to be less competitive with our peers and result in a reduction in sales volume or consumption, or increased packaging costs. If we are not able to increase our selling prices or reduce product sizes sufficiently, or in a timely manner, to offset increased raw material, packaging, energy or other input costs, including freight, direct labor, overhead and employee benefits, or if our sales volume decreases significantly, there could be a negative impact on our financial condition and results of operations.
Consumers’ loyalty to our brands may change due to factors beyond our control, which could have a material adverse effect on our business and operating results.
Our business currently depends in a large part on repeat purchases by the same consumers, many of whom are based in our Core geographies. We believe this purchasing pattern is indicative of loyalty to our brands. However, these consumers are under no obligation to continue to repeatedly purchase our products and could stop or materially reduce purchasing our products at any time. These consumers could cease purchasing our products for any number of reasons, some of which are beyond our control, including changing consumer trends, negative publicity regarding our brand, real or perceived quality or health issues with our products, a change in consumers’ perception of “better for you” brands or other specialty brands, or the availability of premium-branded or lower-priced alternative snack products, or for no reason at all. Loss of consumers’ loyalty to our brands and the resulting decreased sales to consumers could have an adverse effect on our business and operating results.
Demand for our products may be adversely affected by changes in consumer preferences and tastes or if we are unable to innovate or market our products effectively.
We are a consumer products company operating in highly competitive markets and rely on continued demand for our products. To generate revenue and profits, we must sell products that appeal to our customers and consumers. Any significant changes in consumer preferences or any inability on our part to anticipate or react to such changes could result in reduced demand for our products and erosion of our competitive and financial position. Our success depends on our ability to respond to consumer trends, including increasing concerns of consumers regarding health and wellness, obesity, product attributes and ingredients, as demonstrated through the “better-for-you” movement in our industry. In addition, changes in product category consumption or consumer demographics could result in reduced demand for our products. Consumer preferences may shift due to a variety of factors, including the changes in social trends and activity patterns. Any of these changes may affect consumers’ willingness to purchase our products and negatively impact our financial results.
Our continued success also is dependent on product innovation, such as new flavors and formats, as well as the introduction of “better-for-you” products in response to evolving consumer preference. In order to successfully compete within our industry, we must maintain a robust pipeline of new products, and effective advertising and promotional campaigns, marketing programs and product packaging. Although we devote significant resources to meet this goal, we may not be able to continue to develop and launch successful new products or variants of existing products, or to effectively execute advertising and promotional campaigns and marketing programs.
We must expend resources to create consumer awareness, build brand loyalty and generate interest in our products. In addition, competitors may offer significant price reductions and consumers may not find our products suitably differentiated from products of our competitors.
Our ability to develop, market and sell new and existing products at an appropriate price may be hampered by unfavorable terms of sale imposed by our retail customers or, once placed, the failure to have an attractive price set for our products. Competitors, many of whom have greater resources than us, vie for the same shelf placement and may offer incentives to retail customers that we cannot match. In addition, unattractive shelf placement and pricing may put us at a disadvantage to our competitors.
Even if we do obtain shelf space or preferable shelf placement for any of our brands, our new and existing products may fail to achieve the sales expectations set by our retail customers, potentially causing these retailers to remove our products from the shelf. Additionally, an increase in the number and quality of private-label products in the product categories in which we compete could reduce available shelf space and hamper the placement for our branded products, which could adversely affect our sales.
To obtain and keep shelf placement for our products, we may need to increase our marketing and advertising spending in order to create consumer awareness, protect and grow our existing market share or to promote new products, which could impact our operating results. Despite our efforts, our marketing and advertising efforts may not be effective, and we may not be able to protect or grow our existing market share nor successfully promote new products. In addition, we consistently evaluate our product lines to determine whether or not to discontinue certain products. Discontinuing product lines may increase our profitability but could reduce our sales and hurt our brand and consumer loyalty, and a reduction in sales of certain of our products could result in a reduction in sales of other of our products. The discontinuation of product lines may have an adverse effect on our business.
Fluctuations in our results of operations from quarter to quarter because of changes in our promotional activities may impact, and may have a disproportionate effect on, our overall financial condition and results of operations.
Our business is subject to quarterly fluctuations due to the timing of, and demand for, consumer-driven promotional activities, which may have a disproportionate effect on our results of operations. Historically, we have offered a variety of sales and promotion incentives to our customers, IOs, and third-party distributors and consumers, such as price discounts, consumer coupons, volume rebates, cooperative marketing programs, slotting fees and in-store displays. In addition, our sales and promotion incentives are typically offered in connection with seasonal social events, holidays and sporting events. Our Net Sales are periodically influenced by the introduction and discontinuance of sales and promotion incentives. Reductions in overall sales and promotion incentives could impact our Net Sales and affect our results of operations in any particular fiscal quarter.

Our reputation or brand image might be impacted as a result of issues or concerns relating to the quality and safety of our products, ingredients or packaging, and other environmental, social or governance matters, which in turn could negatively impact our operating results.
In order to sell our branded products, we need to maintain a good reputation with our stakeholders, including our customers, consumers, IOs, third-party distributors, suppliers, vendors, employees and equityholders, among others. Issues related to the quality and safety of our products, ingredients or packaging could jeopardize our image and reputation. Negative publicity related to these types of concerns, or related to product contamination or product tampering, whether valid or not and which may not be in our control, could decrease demand for our products or cause production and delivery disruptions. We may need to recall products if any of our products become unfit for consumption, and we could potentially be subject to litigation or government actions, which could result in payments of fines or damages. In addition, negative publicity related to our environmental, social or governance practices could also impact our reputation with customers, consumers, IOs, third-party distributors, suppliers, vendors, employees and equityholders, among others. Costs associated with these potential actions, as well as the potential impact on our ability to sell our products, could negatively affect our operating results.
If our products become adulterated or are mislabeled, we might need to recall those items, and we may experience product liability claims and damage to our reputation.
We have in the past and we may, in the future, need to recall some of our products, including any products that we produce for other parties under a private label, if they become adulterated or if they are mislabeled due to our fault or error, or the fault or error of any of our suppliers. We may also be liable if the consumption of any of our products cause sickness or injury to consumers. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory, and lost sales due to the unavailability of product for a period of time. We could also suffer losses from a significant adverse product liability judgment. A significant product recall or product liability claim could also result in adverse publicity, damage to our reputation, and a loss of consumer confidence in the safety or quality of our products, ingredients or packaging and consumer loyalty. We may not be sufficiently indemnified by our suppliers, or successfully recover under any such indemnification rights, in the event sickness or injury to consumers is caused by any of our supplier’s fault or error. In addition, if other companies recall or experience negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in that category.
Slotting fees and customer charges or charge-backs for promotion allowances, cooperative advertising, and product or packaging damages, as well as undelivered or unsold food products may have a significant impact on our operating results and may disrupt our customer relationships.
Retailers in the grocery industry may charge slotting fees for access to shelf space and often enter into promotional and advertising arrangements with manufacturers that result in the sharing of promotional and advertising costs among the retail customer, distributor or manufacturer. As the retail grocery industry has consolidated and become more competitive, retail customers have sought greater participation by manufacturers in cooperative promotional and advertising arrangements and are more inclined to pass on unanticipated increases in promotional and advertising costs to distributors and manufacturers. Additionally, retailers are exhibiting a greater willingness to take deductions from distributors and manufacturers for damaged products, undelivered and unsold products or to return unsold products to distributors and manufacturers. If we are charged significant and unanticipated promotional allowances or advertising charges directly or indirectly by retail customers, or if we, our IOs, third-party distributors or our direct or indirect customers take substantial charge-backs or return material amounts of our products, the operating results and liquidity of our business could be harmed, perhaps substantially. Moreover, an unresolved disagreement with a retail customer concerning promotional allowances, advertising charges, charge-backs or returns could significantly disrupt or cause the termination of a customer relationship, immediately reducing our sales and liquidity. Because of the limited number of retail customers in the U.S. grocery market, the loss of even a single retail customer, a single stock-keeping unit (“SKU”) previously maintained by a retail customer, or a customer of one of our significant IOs or third-party distributors, could have a long-term negative impact on our financial condition and Net Sales.

We do not have many contracts with our customers that require the purchase of a minimum amount of our products.
Very few of our customers provide us with firm, long-term or short-term volume purchase commitments. As a result of the absence of such contracts, we could have periods during which we have no or limited orders for our products, but we will continue to have certain fixed costs, including those to maintain our work force and other expenses that are subject to contract. We may not be able to find new customers in a timely manner to supplement periods where we experience no or limited purchase orders or recover fixed costs as a result of experiencing reduced purchase orders. Periods of no or limited purchase orders for our products could have a material adverse effect on our Net Income or cause us to incur losses. Unanticipated fluctuations in product requirements by our customers could result in fluctuations in our results from quarter to quarter.
We operate in the highly competitive snack food industry, which may reduce our ability to sell our products to our customers or consumers if we are unable to compete effectively.
The sales of most of our products are subject to significant competition due to factors including product quality and taste, brand awareness among consumers, access to shelf space at retail customers’ locations, price, advertising and promotion, innovation of on-trend snacks, variety of snacks offered, nutritional content, product packaging and package design. We compete in that market principally on the basis of product taste and quality, but also brand recognition and loyalty, price, marketing, advertising and the ability to satisfy specific consumer dietary needs against numerous multinational, regional and local companies, as well as emerging companies, primarily in the “better-for-you” product segment.
There is continuing consolidation in the snack food industry and in retail outlets for snack foods. This continuing consolidation has increased, and may continue to increase, competition over such factors as promotional discounting and other price cutting techniques. Consolidation within the snack food industry and retail outlets may prevent us from effectively competing if our larger competitors, which have greater resources than us, and retail customers or potential retail customers, enter into long-term purchase contracts or promotional arrangements. Significant competition increases the possibility that we could lose one or more major customers, lose existing product authorizations at customer locations, lose market share or shelf space, increase expenditures or reduce selling prices, which could have an adverse impact on our business or financial results.
In addition, we compete with emerging companies, primarily in the “better-for-you” product segment, some of which may provide innovative or trendier snack foods. In addition, many of these emerging companies receive investment from private equity, venture capital or other investors, who may be willing to accept lower product margins or sustained losses by such competitors, while such competitors gain market share. If such emerging companies are able to attract a loyal consumer base through more innovative or trendier snack foods, or offer their snack food products at lower prices than us, our market share and results of operations may be materially and adversely affected.
Substantial advertising and promotional expenditures may also be required to maintain or improve our brands’ market position or to introduce a new product to the market, and participants in our industry have been engaging with new media, including consumer outreach through social media and web-based channels. Advertising and promotional expenditures may be ineffective if consumers prioritize price over other factors and purchase lower-cost alternatives, such as private label, generic or store branded products. Our ability to compete may also be dependent on the availability of product category-appropriate snack aisles at our retail customers’ locations and whether our products are placed in the appropriate snack aisle, such as the “better-for-you” snack food aisle or in the traditional snack food aisle. An increasing focus on “better for you” products and other specialty products in the marketplace will likely increase these competitive pressures within the category in future periods.
Due to the competitive landscape in the snack food industry, price increases for our products that we initiate or failure to effectively advertise and promote our products may negatively impact our financial results if not properly implemented or accepted by our customers, IOs, third-party distributors or consumers. Future price increases, such as those made in order to offset increased input costs or other expenditures, such as advertising and promotion, may reduce our overall sales volume, which could reduce our revenue and operating profit. We may not be able to implement price increases driven by higher input costs on a timely basis or at all, either of which may reduce our operating profit. Additionally, if market prices for certain inputs decline significantly, in some instances we may be required by contract to pay customers the difference or experience customer pressure to reduce the prices for our products which could lower our revenue and operating profit. Further, if our advertising or promotional efforts do not increase brand awareness or sales of our products, our expenses may increase, and our operating profit may be reduced.
We face competition in our business from private label, generic or store branded products which may result in price point pressures, leading to decreased demand for our products.
We are subject to competition from companies, including from some of our customers, that either currently manufacture or are developing products directly in competition with our products. While we manufacture certain store-branded products for our customers under a private label, these private label, generic or store-branded products may be a less expensive option for consumers than our products, making it more difficult to sell our branded products. If our customers cease to purchase our branded products or select another third-party manufacturer for their private label products, our financial results could be adversely affected. Similarly, other large retail customers or potential customers could follow similar private-label strategies. In future years, we may experience pricing pressure from our customers due to such competition, which could have a material and adverse effect on our operating results.
Changes in retail distribution arrangements can result in the temporary loss of retail shelf space and disrupt sales of food products, causing our sales to fall.
From time to time, retailers change distribution centers that supply some of their retail stores. If a new distribution center has not previously distributed our products in that region, it may take time for a retailer’s distribution center to begin distributing new products in its region. Even if a retailer approves the distribution of products in a new region, product sales may decline while the transition in distribution takes place. If we do not get approval to have our products offered in a new distribution region or if getting this approval takes longer than anticipated, our sales and operating results may suffer.
Our direct-to-warehouse delivery network system relies on a significant number of brokers, wholesalers and logistics companies. Such reliance could affect our ability to effectively and profitably distribute and market products, maintain existing markets and expand business into other geographic markets.
Our direct-to-warehouse (“DTW”) network system relies on a significant number of brokers, wholesalers and logistics companies to deliver our products to approximately 350 retailer distribution centers as of the end of our 2019 fiscal year. The ability to maintain a DTW system depends on a number of factors, many of which are outside of our control. Some of these factors include: (i) the level of demand for the brands and products which are available in a particular area surrounding a retailer distribution center; (ii) the ability to price products at levels competitive with those offered by competing producers and at prices that consumers will purchase our products; and (iii) our ability and the ability of third-party logistics companies to deliver products in the quantity and at the time ordered by brokers, wholesalers and retail customers. We may not be able to mitigate the risks related to all or any of these factors in any of our current or prospective geographic areas. To the extent that any of these factors have an adverse effect on our relationships with our brokers, wholesalers or third-party logistics companies, thus limiting maintenance and expansion of the sales market, our revenue and financial results may be adversely impacted.
Identifying new brokers, wholesalers or third-party logistics companies can be time-consuming and any resulting delay may be disruptive and costly to our business. Many of our agreements with our brokers, in particular, are terminable by either us or them after satisfaction of a short notice period. There also is no assurance that we will be able to maintain current distribution relationships or establish and maintain successful relationships with brokers, wholesalers or third-party logistics companies in new geographic distribution areas. We may have to incur significant expenses to attract and maintain brokers, wholesalers or third-party logistics companies in one or more geographic distribution areas. The occurrence of any of these factors could result in increased expense or a significant decrease in sales volume through the DTW system and harm our business and financial results.

Our direct-store-delivery network system and regional third-party distributor network relies on a significant number of independent operators and third-party distributors, and such reliance could affect our ability to effectively and profitably distribute and market products, maintain existing markets and expand business into other geographic markets.
Our direct-store-delivery (“DSD”) network and regional third-party distributor network rely on approximately 1,250 IOs and approximately 430 third-party distributors, respectively, as of the end of our 2019 fiscal year for the distribution and sale of our branded products and some private label products. In order to purchase from us an exclusive right to deliver our products to retail customers in a specific territory, IOs and third-party distributors must make a commitment of capital or obtain financing to purchase such rights and other equipment to conduct their business. Certain financing arrangements, through third-party lending institutions, are made available to IOs and require us to repurchase the rights granted to an IO in the event the IO defaults on its loan; we are then required to collect any shortfall from the IO, to the extent possible. The inability of the IOs to make timely payments on their financing arrangements could require us to make payments on such financing arrangements pursuant to any guarantee agreements we have in place with such IOs’ third-party lenders. If we are required to make payments under such guarantees upon default by our IOs of a significant amount under their financing arrangements, the aggregate amount of such payments, could have an adverse effect on our financial results.
The ability to maintain a DSD network and regional third-party distributor network depends on a number of factors, many of which are outside of our control. Some of these factors include: (i) the level of demand for the brands and products which are available in a particular distribution area; (ii) the ability to price products at levels competitive with those offered by competing producers; and (iii) the ability to deliver products in the quantity and at the time ordered by IOs or third-party distributors, and retail customers. There can be no assurance that we will be able to mitigate the risks related to all or any of these factors in any of our current or prospective geographic areas of distribution. To the extent that any of these factors have an adverse effect on our relationships with IOs third-party distributors, thus limiting maintenance and expansion of the sales market, our revenue and financial results may be adversely impacted.
In addition, we rely on third-party distributors to directly or indirectly promote and sell our products within their assigned distribution areas. We may reimburse third-party distributes for a portion of their costs and expenses incurred in connection with such promotional efforts. If third-party distributors do not efficiently promote our products, we may experience an adverse effect on our financial results.
Identifying new IOs and third-party distributors can be time-consuming and any resulting delay may be disruptive and costly to the business. There also is no assurance that we will be able to maintain current distribution relationships or establish and maintain successful relationships with IOs or third-party distributors in new geographic distribution areas. There is the possibility that we will have to incur significant expenses to attract and maintain IOs and third-party distributors in one or more geographic distribution areas. The occurrence of any of these factors could result in increased expense or a significant decrease in sales volume through the DSD network and regional third-party distributor network and harm our business and financial results.
A disruption in the operation of the DSD network, regional third-party distributor network or DTW system could negatively affect our results of operations, financial condition and cash flows.
We believe that our development of our DSD network, regional third-party distributor network and DTW system is a significant competitive advantage. A material negative change in our relationship with our IOs, third-party distributors, brokers, wholesalers and logistics companies could materially and negatively affect our financial condition, results of operations, cash flows, and ability to operate and conduct our business. In addition, litigation or one or more adverse rulings by courts or regulatory or governmental bodies regarding our DSD network, third-party distributor network or DTW system, including actions or decisions that could affect the independent contractor classifications of the IOs, or an adverse judgment against us for actions taken by the IOs could materially and negatively affect our financial condition, results of operations, cash flows, and ability to operate and conduct our business.

The evolution of e-commerce sales channels may adversely affect our business, financial condition or results of operations.
Our industry has been affected by changes to the retail landscape through sales over the Internet, including the rapid growth in sales through e-commerce websites, mobile commerce applications and subscription services as well as the integration of physical and digital operations among retailers. If we are unable to develop and maintain successful relationships with existing and new e-commerce retailers or otherwise adapt to the growing e-commerce landscape, while simultaneously maintaining relationships with our key customers, IOs and third-party distributors operating in traditional retail channels, we may be disadvantaged in certain channels and with certain customers, IOs, third-party distributors and consumers, which can adversely affect our business, financial condition or results of operations. In addition, the growth in e-commerce may result in consumer price deflation and higher direct-to-consumer costs, which may adversely affect our margins, as well as our relationships with key retail customers and our IOs and third- party distributors. If these e-commerce retailers were to take significant additional market share away from traditional retailers or we fail to adapt to the rapidly changing retail and e-commerce landscapes, including finding ways to create more powerful digital tools and capabilities for our retail customers to enable them to grow their businesses, our ability to maintain and grow our profitability, share of sales or volume, and our business, financial condition or results of operations could be adversely affected.
The rapid expansion of hard discounters may adversely affect our business, financial condition or results of operations.
The growth of hard discounters, which are focused on limiting the number of items they sell and selling predominantly private label brands, may continue to reduce our ability to sell our products through such retailers. The rapid expansion of hard discounters may, among other factors, result in consumer price deflation, which may affect our relationships with key retail customers. Failure to appropriately respond to the expansion of hard discounter retailers may reduce our ability to sell our products in retail locations where consumers may be willing to purchase them, thus adversely affecting our ability to maintain or grow our share of sales or volume, and adversely affecting our business, financial condition or results of operations. In addition, if hard discounters were to take significant additional market share away from traditional retailers or if we fail to adapt to the rapidly changing retail landscape, our ability to maintain and grow our profitability, share of sales or volume and our business, financial condition or results of operations could be adversely affected.
Disruption to our manufacturing operations, supply chain or distribution channels could impair our ability to produce or deliver finished products and negatively impact our operating results.
Disruption to our manufacturing operations, our supply chain or our distribution channels, including our DSD network, regional third-party distributor network and DTW system, could result from, among other factors, the following: (i) natural disaster; (ii) pandemic, or epidemic or other outbreak of disease; (iii) adverse developments in commodity crops or other significant ingredient shortfall, due to factors such as famine or climate conditions affecting agricultural materials; (iv) fire or explosion; (v) terrorism or other acts of violence; (vi) labor strikes or other major labor disruptions; (vii) unavailability of raw or packaging materials; (viii) operational or financial instability of key suppliers, and other vendors or service providers, including our IOs, third-party distributors, brokers, wholesalers and logistics companies; (ix) government action or economic or political uncertainties or instability affecting the manufacture, distribution or sale of our products; (x) power, fuel or water shortages; (xi) unanticipated failures to comply with regulatory requirements; and (xii) changes requiring unexpected shifts in production planning which could impact our ability to meet product demand in a cost-effective manner. If we are unable, or find that it is not financially feasible, to effectively plan for or mitigate the potential impacts of such disruptive events on our manufacturing operations or supply chain, our financial condition and results of operations could be negatively impacted.
The loss of, or a significant reduction in sales to, any key customer can adversely affect our business, financial condition or results of operations.
Our customers include wholesale and other distributors, grocery stores, convenience and drug stores, discount stores, mass merchandisers, membership club stores, hard discounters, and specialty and e-commerce retailers, among others. We must maintain mutually beneficial relationships with our key customers to compete effectively. Any inability to resolve a significant dispute with any of our key customers, a change in the business condition (financial or otherwise) of any of our key customers, even if unrelated to us, a significant reduction in sales to any key customer, or the loss of any of our key customers can adversely affect our business, financial condition or results of operations.
Our business, financial condition or results of operations may be adversely affected by increased costs, disruption of supply or shortages of raw materials, energy, water and other supplies.
We and our business partners use various raw materials, energy, water and other supplies in our business. Our supply chain, including our raw materials and other supplies, may be disrupted by unfavorable economic conditions and other disruptions to free and open trade of materials used in our products. In addition, some of our raw materials and other supplies are available from a limited number of suppliers or a sole supplier or are in short supply when seasonal demand is at its peak. We may not be able to maintain favorable arrangements and relationships with our suppliers and our contingency plans, including development of ingredients, materials or supplies to replace ingredients, materials or supplies sourced from such suppliers, may not be effective in preventing disruptions that may arise from shortages or discontinuation of any ingredient that is sourced from such suppliers. In addition, increasing focus on climate change, deforestation, water conservation, animal welfare and human rights concerns and other risks associated with the global food system may lead to increased activism focusing on consumer goods companies, governmental intervention and consumer response, and could adversely affect our or our suppliers’ reputation and business and our ability to procure the materials we need to operate our business.
The raw materials and energy, including electricity, fuel and natural gas, that we use for the manufacturing, production and distribution of our products are largely commodities that are subject to price volatility and fluctuations in availability caused by many factors, including changes in global supply and demand, weather conditions (including any potential effects of climate change), fire, natural disasters, disease or pests, agricultural uncertainty, pandemics, epidemics or other outbreak of disease, governmental incentives and controls (including import/export restrictions, such as new or increased tariffs, sanctions, quotas or trade barriers), limited or sole sources of supply, political uncertainties, acts of terrorism, governmental instability or currency exchange rates.
Shortage of some of these raw materials and other supplies, sustained interruption in their supply or an increase in their costs could adversely affect our business, financial condition or results of operations. Many of our ingredients, raw materials and commodities are purchased in the open market. The prices we pay for such items are subject to fluctuation, and we manage this risk through the use of fixed-price contracts and purchase orders (including buying forward at contracted prices for delivery of such supply within a period of up to a year), pricing agreements and derivative instruments, including options and futures. If commodity price changes result in unexpected or significant increases in raw materials and energy costs, we may be unwilling or unable to increase our product prices or unable to effectively hedge against commodity price increases to offset these increased costs without suffering reduced volume, revenue, margins and operating results. In addition, certain of the derivatives used to hedge price risk do not qualify for hedge accounting treatment and, therefore, can result in increased volatility in our net earnings in any given period due to changes in the spot or market prices of the underlying commodities.
Water is a limited resource in many parts of the world. The lack of available water of acceptable quality and increasing pressure to conserve water in areas of scarcity and stress may lead to supply chain disruption; adverse effects on our operations; higher compliance costs; capital expenditures (including additional investments in the development of technologies to enhance water efficiency and reduce water consumption); higher production costs; the cessation of operations at, or relocation of, our facilities or the facilities of our suppliers, contract manufacturers, distributors, joint venture partners or other third parties; or damage to our reputation, any of which could adversely affect our business, financial condition or results of operations.
We rely on local government and municipal agencies to provide several resources, including water, electricity and natural gas, in such quantities and of such quality to be of use as inputs for our products. These local government and municipal agencies are subject to various regulations and political pressures from numerous stakeholders, which may cause them to conserve resources or fail to protect the quality of these resources, at times when we rely on them to timely deliver our products to our customers. If these agencies are unable or unwilling to deliver resources of a suitable quantity or quality we may not be able to deliver products in the quantity and at the time ordered by our customers, IOs, third-party distributors, brokers, wholesalers and retail customers, which may have a material and adverse effect on our results of operations.
Pandemics, epidemics or other disease outbreaks, such as the novel coronavirus (“COVID-19”), may disrupt consumption and trade patterns, supply chains, and production processes, which could materially affect our operations and results of operations.
Pandemics, epidemics or other disease outbreaks, such as COVID-19, may depress demand for our products because quarantines may inhibit consumption. Restrictions on public gatherings or interactions may also limit the opportunity for our customers and consumers to purchase our products, especially in certain of our sales channels, such as food service. Any economic downturn caused by any pandemic, epidemic or other disease outbreak may also cause substantial changes in consumer behavior, some of which we may not be able to predict with certainty, including:
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a shift in consumer preference toward private label products and changes in consumer behavior to retail outlets that do not sell any, or a significant portion, of our products, such as hard discounters. See “―Our performance may be impacted by general economic conditions or an economic downturn.”

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rapid growth in sales through e-commerce websites, mobile commerce applications and subscription services, which is a channel through which we may not be able to effectively compete. See “—The evolution of e-commerce sales channels may adversely affect our business, financial condition or results of operations.’’

The spread of pandemics, epidemics or other disease outbreaks may also disrupt logistics necessary to distribute products to us or our customers. Ports and other channels of entry may be closed or operate at only a portion of capacity, as workers may be prohibited or otherwise unable to report to work and means of transporting products within regions may be limited for the same reason.
Our operations, or those of suppliers and other members of our supply chain, or IOs, third-party distributors and other participants in our distribution channels may become limited in their ability to procure, distribute, or produce our products because of transport restrictions related to quarantines or travel bans.
Workforce limitations and travel restrictions resulting from pandemics, epidemics or other disease outbreaks and related government actions may impact many aspects of our business. If a significant percentage of our workforce is unable to work, including because of catastrophes, illness, travel or government restrictions in connection with pandemics, epidemics or other disease outbreaks, our operations may be negatively impacted.
We have developed, and periodically update, our contingency plans to address disruptions such as pandemics, epidemics and other disease outbreaks, or similar disruption in our operations. If in the event of such a disruption our contingency plans are partially, or entirely, ineffective our operations and results of operations could be materially and adversely harmed.
Our financial position may be adversely affected by an unexpected event carrying an insurance obligation for which we have inadequate coverage.
We are primarily self-insured, up to certain limits, for employee group health claims. We purchase stop-loss insurance, which will reimburse us for individual and aggregate claims in excess of certain annual established limits. We are also primarily self-insured through large deductible insurance plans for automobile, general liability and workers’ compensation. We have utilized a number of different insurance vehicles and programs for these insurable risks and recognizes expenses and reserves in accordance with the provisions of each insurance vehicle/program. We believe that our insurance coverage is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, should they occur, could have a material adverse effect on our business, financial condition or results of operations. In addition, the cost of insurance fluctuates based upon our historical trends, market conditions, and availability.
We estimate the liabilities and required reserves associated with the risks we retain. Any such estimates and actuarial projection of losses is subject to a considerable degree of variability. Among the causes of this variability are changes in benefit levels, medical fee schedules, medical utilization guidelines, severity of injuries and accidents, vocation, rehabilitation and apportionment and unpredictable external factors affecting inflation rates, discount rates, rising healthcare costs, litigation trends, legal interpretations, benefit level changes, actual claim settlement patterns, and pandemics, epidemics and other disease outbreaks. If actual losses incurred are greater than those anticipated, our reserves may be insufficient and additional costs could be recorded in our consolidated financial statements. If we suffer a substantial loss that exceeds our self-insurance reserves, and any excess insurance coverage, the loss and attendant expenses could harm our business, financial condition, or results of operations. We have purchased stop-loss coverage from third parties for certain employee healthcare plans, which limits our exposure above the amounts we have self-insured.
In addition, while we currently maintain insurance coverage that is intended to address certain costs associated with aspects of our business, this insurance coverage, to the extent we utilize it, may not, depending on the specific facts and circumstances surrounding an incident, may be insufficient to cover the actual losses or the types of claims that arise from an incident, or the damage to our reputation or brands that may result from an incident.
Changes in the legal and regulatory environment could limit our business activities, increase our operating costs, reduce demand for our products or result in litigation.
The conduct of our businesses, including the procurement, production, storage, distribution, sale, display, advertising, marketing, labeling, health and safety practices, transportation and use of many of our products, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies outside the United States in markets in which our products or components thereof (such as packaging) may be made, manufactured or sold. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. Such changes may include changes in:
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food and drug laws (including U.S. Food and Drug Administration regulations and other applicable regulations);

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laws related to product labeling;

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advertising and marketing laws and practices;

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laws and programs restricting the sale and advertising of certain of our products;

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laws and programs aimed at reducing, restricting or eliminating ingredients present in certain of our products;

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laws and programs aimed at discouraging the consumption of products or ingredients or altering the package or portion size of certain of our products;

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increased regulatory scrutiny of, and increased litigation involving, product claims and concerns regarding the effects on consumers’ health from ingredients in, or attributes of, certain of our products;

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farming and environmental laws;

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taxation requirements, including the imposition or proposed imposition of new or increased taxes or other limitations on the sale of our products;

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state consumer protection and disclosure laws;

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anti-corruption laws;

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laws regulating transportation, including the use of motor vehicles;

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employment and labor laws, including laws regulating employee or independent contractor classification;

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privacy laws;

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export control laws;

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laws regulating the price we may charge for our products; and

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competition or antitrust laws.

New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, including taxes or other limitations on the sale of our products, ingredients contained in our products or commodities used in the production of our products, may alter the environment in which we do business and, therefore, may impact our operating results or increase our costs or liabilities.
As a food production company, all of our products must be compliant with regulations by the U.S. Food and Drug Administration (“FDA”), as well as the United States Department of Agriculture (“USDA”), and in addition a number of our products rely on independent certification that they are non-GMO, gluten-free, organic or Kosher. Any non-compliance with the FDA, or USDA, or the loss of any such certification could harm our business.
We must comply with various FDA and USDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and USDA and their interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the applicable regulations and any such non-compliance could harm our business. In addition, we rely on independent certification of our non-GMO, organic, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term “gluten-free” and we must comply with the FDA’s definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if our production facility or a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.
We also must comply with state rules and regulations, including Proposition 65 in California, which requires a specific warning on or relating to any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects or other reproductive harm, unless the level of such substance in the product is below a safe harbor level established by the State of California. Interpretation and application of such rules, including potential differences in application on a state by state basis, may give rise to uncertainty as to the appropriate labeling and formulation of our products. In addition, the FDA has adopted labeling guidelines that will affect the labeling of both the front and back of many of our products. We are continually reviewing and revising our labeling activities in advance of new or changed requirements in anticipation of any rules coming into effect and in response to industry litigation trends. The imposition or proposed imposition of additional product labeling or warning requirements may reduce overall consumption of our products, lead to negative publicity (whether based on scientific fact or not) or leave consumers with the perception (whether or not valid) that our products do not meet their health and wellness needs, resulting in adverse effects on our business, financial condition or results of operations.
Potential liabilities and costs from litigation, claims, legal or regulatory proceedings, inquiries or investigations can have an adverse impact on our business, financial condition or results of operations.
We and our subsidiaries are party to a variety of litigation, claims, legal or regulatory proceedings, inquiries and investigations, including but not limited to matters related to our advertising, marketing or commercial practices; product labels, the difference between the actual capacity of a container and the volume of product contained in such container (which is referred to as “slack fill”), claims and ingredients; our intellectual property rights; environmental, privacy, employment, tax and insurance matters; and matters relating to our compliance with applicable laws and regulations. We evaluate such matters to assess the likelihood of unfavorable outcomes and estimate, if possible, the amount of potential losses and establish reserves as we deem appropriate. These matters are inherently uncertain and there is no guarantee that we will be successful in defending ourselves in these matters, or that our assessment of the materiality of these matters and the likely outcome or potential losses and established reserves will be consistent with the ultimate outcome of such matters. In the event that management’s assessment of actual or potential claims and proceedings proves inaccurate or litigation, claims, proceedings, inquiries or investigations that are material arise in the future, there may be a material adverse effect on our business, financial condition or results of operations. Responding to litigation, claims, proceedings, inquiries, and investigations, even those that are ultimately non-meritorious, requires us to incur significant expense and devote significant resources, including the time and attention of our management, and may generate adverse publicity that damages our reputation or brand image, resulting in an adverse impact on our business, financial condition or results of operations.
We may be unable to successfully identify and execute or integrate acquisitions.
In December 2017 and October 2019, we acquired Inventure Foods, Inc. and Kennedy Endeavors, Inc., the DSD snacks business of Conagra Brands, Inc., respectively. In addition, we have periodically acquired other businesses or business assets and we plan to selectively pursue acquisitions in the future to continue to grow and increase our profitability. Our acquisition strategy is based on identifying and acquiring brands with products that complement our existing products and identifying and acquiring brands in new categories and in new geographies for purposes of expanding our platform of snack foods. Although we regularly evaluate multiple acquisition candidates, we cannot be certain that we will be able to successfully identify suitable acquisition candidates, negotiate acquisitions of identified candidates on terms acceptable to us, or integrate acquisitions that we complete.
Our acquisition strategy involves numerous risks and uncertainties, including intense competition for suitable acquisition targets, which could increase valuations or adversely affect our ability to consummate deals on favorable or acceptable terms, the potential unavailability of financial resources necessary to consummate acquisitions in the future, the risk that we improperly value and price a target, the inability to identify all of the risks and liabilities inherent in a target company notwithstanding our due diligence efforts, the diversion of management’s attention from the operations of our business and strain on our existing personnel, increased leverage due to additional debt financing that may be required to complete an acquisition, dilution of our stockholder’s net current book value per share if we issue additional equity securities to finance an acquisition, difficulties in identifying suitable acquisition targets or in completing any transactions identified on sufficiently favorable terms and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions.
In addition, any future acquisitions may pose risks associated with entry into new geographic markets, including outside the United States, distribution channels, lines of business or product categories, where we may not have significant or any prior experience and where we may not be as successful or profitable as we are in businesses and geographic regions where we have greater familiarity and brand recognition. Potential acquisitions may also entail significant transaction costs and require a significant amount of management time, even where we are unable to consummate or decide not to pursue a particular transaction.
In addition, even when acquisitions, such as the acquisition of Inventure Foods, Inc. and Kennedy Endeavors, Inc., are completed, integration of acquired entities and business lines can involve significant difficulties, such as failure to achieve financial or operating objectives with respect to an acquisition, strain on our personnel, systems and operational and managerial controls and procedures, the need to modify systems or to add management resources, difficulties in the integration and retention of customers or personnel and the integration and effective deployment of operations or technologies, amortization of acquired assets (which would reduce future reported earnings), possible adverse short-term effects on cash flows or operating results, diversion of management’s attention from the operations of our business, integrating personnel with diverse backgrounds and organizational cultures, coordinating sales and marketing functions and failure to obtain and retain key personnel of an acquired business. Failure to manage these acquisition growth risks could have an adverse effect on us.

The geographic concentration of our markets may adversely impact the Company if we are unable to effectively diversify the markets in which we participate.
Our legacy business has been heavily concentrated in the Northeast and Mid-Atlantic regions of the United States. In recent years, however, through a series of acquisitions, we have expanded our geographic footprint to include locations across the United States. This expansion, however, is relatively recent and we remain subject to the risks associated with entry into new geographic markets, including failure to achieve financial or operating objectives with respect to the newly expanded regions. See “— We may be unable to successfully identify and execute or integrate acquisitions” for a summary of risks associated with our geographic expansion and acquisition strategy. Further, it is possible that the failure to effectively integrate acquired companies based in new geographic markets may frustrate our goal of diversifying our geographic presence, following which we may remain vulnerable to the financial risks associated with the lack of diversity.
We may not be able to attract and retain the highly skilled people we need to support our business.
We depend on the skills and continued service of key personnel, including our experienced management team. In addition, our ability to achieve our strategic and operating goals depends on our ability to identify, hire, train and retain qualified individuals. We also compete with other companies both within and outside of our industry for talented personnel, and we may lose key personnel or fail to attract, train and retain other talented personnel. Any such loss or failure may adversely affect our business or financial results. We may also lose the service of key personnel and significant portions of our workforce for extended periods of time due to pandemics, epidemics or other disease outbreaks. In addition, activities related to identifying, recruiting, hiring and integrating qualified individuals may require significant time and expense. We may not be able to locate suitable replacements for any key employees who leave or suffer extended illness or disability, or offer employment to potential replacements on reasonable terms, each of which may adversely affect our business and financial results.
A portion of our workforce is represented by unions. Failure to successfully negotiate collective bargaining agreements, or strikes or work stoppages, could cause our business to suffer.
Some of our employees are covered by collective bargaining agreements, and other employees may seek to be covered by collective bargaining agreements. Strikes or work stoppages or other business interruptions could occur if we are unable to renew these agreements on satisfactory terms or enter into new agreements on satisfactory terms or if we are unable to otherwise manage changes in, or that affect, our workforce, which could impair manufacturing and distribution of our products or result in a loss of sales, which could adversely impact our business, financial condition or results of operations. The terms and conditions of existing, renegotiated or new collective bargaining agreements could also increase our costs or otherwise affect our ability to fully implement future operational changes to enhance our efficiency or to adapt to changing business needs or strategy.
We license certain trademarks to sell branded specialty products under popular household names, such as T.G.I. Friday’s®, which may require us to pay minimum annual royalty payments to the licensor.
We license trademarks, which permit us to sell branded specialty products under popular household names. The terms of the license agreements typically include an obligation for us to pay a minimum annual royalty to the licensor. If we are unable to sell enough branded specialty products to exceed the minimum amount, we would be obligated to still pay the minimum annual royalty payments. If we are unable or unwilling to pay the minimum annual royalty payment, the licensor may be able to enforce the license agreement against us, and potentially terminate the license, which could have an adverse effect on our revenues and our results of operations.
We may not be successful in implementing our growth strategy, including without limitation, increasing distribution of our products, attracting new consumers to our brands, driving repeat purchase of our products, enhancing our brand recognition, and introducing new products and product extensions, in each case in a cost-effective manner, on a timely basis, or at all.
Our future success depends in large part on our ability to implement our growth strategy, including without limitation, increasing distribution of our products, attracting new consumers to our brands, driving repeat purchase of our products, enhancing our brand recognition and introducing new products and product extensions. Our ability to implement our growth strategy depends, among other things, on our ability to develop new products, identify and acquire additional product lines and businesses, secure shelf space from retail customers, increase customer and consumer awareness of our brands, enter into distribution and other strategic arrangements with third-party retailers and other potential distributors of our products and compete with numerous other companies and products. We cannot assure you that we will be able to successfully implement our growth strategy and continue to maintain growth in our sales. If we fail to implement our growth strategy, our sales and profitability may be adversely affected.
Our continued success depends, to a large extent, on our ability to successfully and cost-effectively develop and innovate our product offerings in response to changing consumer preferences and trends with respect to forms, flavors, textures and ingredients. As such, the level of new product innovation and the speed to market with these innovations are critical components of our business. The development and introduction of new products requires substantial research and development and marketing expenditures, which we may be unable to recover if the new products do not achieve commercial success and gain widespread market acceptance. Such failures may arise if our new products do not reach the market in a timely manner or fail to align with consumer tastes, which may occur for many reasons, including our non-exclusive collaboration with third-party seasoning and flavor houses. Product innovation may also result in increased costs resulting from the use of new manufacturing techniques, capital equipment expenditures, new raw materials and ingredients, new product formulas and possibly new manufacturers. There may also be regulatory restrictions on the production and advertising of our new products, and our new products may cannibalize sales of our existing products. In addition, under-performance of new product launches may damage overall brand credibility with customers and consumers. Further, new products may not achieve success in the marketplace, due to lack of demand, failure to meet consumer tastes or otherwise. If we are unsuccessful in our product innovation efforts and demand for our products declines, our business would be negatively affected.
Impairment in the carrying value of goodwill or other intangible assets could have an adverse impact on our financial results.
The net carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities, and the net carrying value of other intangibles represents the fair value of trademarks, customer relationships, route intangibles and other acquired intangibles. Pursuant to GAAP, we are required to perform impairment tests on our goodwill and indefinite-lived intangible assets annually, or at any time when events occur, which could impact the value of our reporting unit or our indefinite-lived intangibles. These values depend on a variety of factors, including the success of our business, market conditions, earnings growth and expected cash flows. Impairments to goodwill and other intangible assets may be caused by factors outside our control, such as increasing competitive pricing pressures, changes in discount rates based on changes in cost of capital or lower than expected sales and profit growth rates. In addition, if we see the need to consolidate certain brands, we could experience impairment of our trademark intangible assets. During 2019, we recognized impairment charges of $0.1 million and $3.8 million for goodwill and trademarks, respectively. Significant and unanticipated changes in our business could require additional non-cash charges for impairment in a future period which may significantly affect our financial results in the period of such charge.
Our performance may be impacted by general economic conditions or an economic downturn.
An overall decline in economic activity could adversely impact our business and financial results. Economic uncertainty may reduce consumer spending as consumers make decisions on what to include in their food budgets. This could also result in a shift in consumer preference toward private label products and changes in consumer behavior to retail outlets that do not sell any, or a significant portion, of our products, such as hard discounters. Shifts in consumer spending could result in increased pressure from competitors or customers that may require us to increase promotional spending or reduce the prices of some of our products, or limit our ability to increase or maintain prices, which could lower our revenue and profitability.
Instability in financial markets may impact our ability, or increase the cost, to enter into new credit agreements in the future. Additionally, it may weaken the ability of our customers, suppliers, IOs, third- party distributors, banks, insurance companies and other business partners to perform their obligations in the normal course of business, which could expose us to losses or disrupt the supply of inputs we rely upon to conduct our business. If one or more of our key business partners fail to perform as expected or contracted for any reason, our business could be negatively impacted.
Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products and brands.
We consider our intellectual property rights, particularly our trademarks, to be a significant and valuable aspect of our business. We protect our intellectual property rights through a combination of trademark, patent, copyright and trade secret protection, contractual agreements and policing of third-party misuses of our intellectual property. Our failure to obtain or adequately protect our intellectual property or any change in law that lessens or removes the current legal protections of our intellectual property may diminish our competitiveness and adversely affect our business and financial results.
Competing intellectual property claims that impact our brands or products may arise unexpectedly. Any litigation or disputes regarding intellectual property may be costly and time-consuming and may divert the attention of our management and key personnel from our business operations. We also may be subject to significant damages or injunctions against development, launch and sale of certain products. Any of these occurrences may harm our business and financial results.
Disruptions, failures or security breaches of our information technology infrastructure could have a negative impact on our operations.
Information technology is critically important to our business operations. We use information technology to manage all business processes including manufacturing, financial, logistics, sales, marketing and administrative functions. These processes collect, interpret and distribute business data and facilitate communication internally and externally with employees, suppliers, customers and others.
We are, or may become, the target of attempted cyber and other security threats. Therefore, we continuously monitor and update our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. We invest in industry standard security technology to protect our data and business processes against risk of data security breach and cyber-attack. Our data security management program includes identity, trust, vulnerability and threat management business processes as well as adoption of standard data protection policies. We measure our data security effectiveness through industry accepted methods and remediate significant findings. We maintain and routinely test backup systems and disaster recovery, along with external network security penetration testing by an independent third party as part of our business continuity preparedness. We also have processes in place to prevent disruptions resulting from the implementation of new software and systems of the latest technology.
While we have previously been subject to cyber-attacks and other security breaches, these incidents did not have a significant impact on our business operations. We believe our security technology tools and processes provide adequate measures of protection against security breaches and reduce cybersecurity risks. Nevertheless, despite continued vigilance in these areas, disruptions in or failures of information technology systems are possible and could have a negative impact on our operations or business reputation. Failure of our systems, including failures due to cyber-attacks that would prevent the ability of systems to function as intended, could cause transaction errors, loss of customers and sales, and could have negative consequences to our company, our employees and those with whom we do business. This in turn could have a negative impact on our financial condition and results or operations. In addition, the cost to remediate any damages to our information technology systems suffered as a result of a cyber-attack could be significant.
Improper use or misuse of social media may have an adverse effect on our business and financial results.
In recent years we have expanded our consumer outreach and communications through use of various social media platforms. However, misuse of social media platforms by individuals, customers, consumers, competitors, or employees may result in unfavorable media attention which could negatively affect our business. Further, our competitors are increasingly using social media platforms to market and advertise products. If we are unable to adequately develop and deploy social media accounts on such platforms it could adversely affect our financial results.
Climate change or legal, regulatory or market measures to address climate change may negatively affect our business and operations or damage our reputation.
There is concern that carbon dioxide and other greenhouse gases in the atmosphere have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as potatoes, oil, flour, wheat, corn, cheese, spices, seasonings and packaging materials. Natural disasters and extreme weather conditions, such as a severe drought, hurricane, tornado, earthquake, wildfire or flooding, may disrupt the productivity of our facilities or the operation of our supply chain and unfavorably impact the demand for, or our consumers’ ability to purchase, our products.
Concern over climate change may result in new or increased regional, federal or global legal and regulatory requirements to reduce or mitigate the effects of greenhouse gases. In the event that such regulation is more stringent than current regulatory obligations or the measures that we are currently undertaking to monitor and improve our energy efficiency, we may experience disruptions in, or significant increases in our costs of, operation and delivery and be required to make additional investments in facilities and equipment or relocate our facilities. In particular, increasing regulation of fuel emissions can substantially increase the cost of energy, including fuel, required to operate our facilities’ production lines, or transport and distribute our products, thereby substantially increasing the distribution and supply chain costs associated with our products. As a result, the effects of climate change can negatively affect our business and operations
In addition, any failure to achieve our goals with respect to reducing our impact on the environment or perception (whether or not valid) of our failure to act responsibly with respect to the environment or to effectively respond to new, or changes in, legal or regulatory requirements concerning climate change can lead to adverse publicity, resulting in an adverse effect on our business, reputation, financial condition or results of operations.
There is also increased focus, including by governmental and non-governmental organizations, investors, customers and consumers on these and other environmental sustainability matters, including deforestation, land use, climate impact and recyclability or recoverability of packaging, including plastic. Our reputation can be damaged if we or others in our industry do not act, or are perceived not to act, responsibly with respect to our impact on the environment.
Our debt instruments contain covenants that impose restrictions on our operations that may adversely affect our ability to operate our business if we fail to meet those covenants or otherwise suffer a default thereunder.
Our debt instruments require us to comply with certain covenants and terms which may limit our ability to enter into new acquisitions, licenses, mergers, and to take on new debt and sell assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Utz ― Liquidity and Capital Resources” for a summary of our outstanding debt instruments. The terms of our debt instruments could adversely affect our operations and limit our ability to plan for or respond to changes in our business. These and other terms in the debt instruments have to be monitored closely for compliance and could restrict our ability to grow our business or enter into transactions that we believe will be beneficial to our business. If we are unable to comply with covenants in the agreements, commitments by the lenders thereunder may be terminated and the repayment of our indebtedness may be accelerated.
Increases in income tax rates, changes in income tax laws or disagreements with tax authorities can adversely affect our business, financial condition or results of operations.
Increases in income tax rates or other changes in income tax laws in the United States or any particular jurisdiction in which we operate can reduce our after-tax income from such jurisdiction and adversely affect our business, financial condition or results of operations. Existing tax laws in the United States have been and could in the future be subject to significant change. For example, in December 2017, the Tax Cuts and

Jobs Act (the “TCJ Act”), was signed into law in the United States. While our accounting for the recorded impact of the TCJ Act is deemed to be complete, these amounts are based on prevailing regulations and currently available information, and additional guidance issued by the Internal Revenue Service (“IRS”), may continue to impact our recorded amounts in future periods. Additional changes in the United States tax regime, including changes in how existing tax laws are interpreted or enforced, can adversely affect our business, financial condition or results of operations.
We are also subject to regular reviews, examinations and audits by the IRS and other taxing authorities with respect to income and non-income-based taxes. Economic and political pressures to increase tax revenues in jurisdictions in which we operate, or the adoption of new or reformed tax legislation or regulation, may make resolving tax disputes more difficult and the final resolution of tax audits and any related litigation can differ from our historical provisions and accruals, resulting in an adverse impact on our business, financial condition or results of operations.
The imposition or proposed imposition of new or increased taxes aimed at our products can adversely affect our business, financial condition or results of operations.
Certain jurisdictions in which our products are made, manufactured, distributed or sold have either imposed, or are considering imposing, new or increased taxes on the manufacture, distribution or sale of our products, ingredients or substances contained in, or attributes of, our products or commodities used in the production of our products. These tax measures, whatever their scope or form, could increase the cost of certain of our products, reduce consumer demand and overall consumption of our products, lead to negative publicity (whether based on scientific fact or not) or leave consumers with the perception (whether or not valid) that our products do not meet their health and wellness needs, resulting in adverse effects on our business, financial condition or results of operations.
Risks Related to the Business Combination and Collier Creek
Our Sponsor has entered into a letter agreement with us to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.
Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor has agreed to vote all its Public Shares and Class B ordinary shares in favor of all the proposals being presented at the Shareholders Meeting, including the Business Combination Proposal. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 20.9% of the issued and outstanding ordinary shares.
Collier Creek’s shareholders will experience dilution due to the issuance to the Sellers of securities entitling them to a significant voting stake in the Company.
Based on Utz’s and Collier Creek’s current capitalization (and the assumptions regarding the Business Combination Consideration paid at Closing described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”), we anticipate the Sellers retaining an aggregate of 57,765,978 Common Company Units and 3,483,022 Restricted Company Units. The Company will issue a share of Class V common stock to Sellers for each Common Company Unit retained by the Sellers, entitling such Sellers to a number of votes on matters equal to the number of shares of Class V common stock retained by such Seller. The Retained Restricted Company Units convert into Common Company Units upon vesting (and, for each unit so converted, entitle the Sellers to receive an additional share of Class V common stock and payment of an ordinary catch-up distribution amount as if such unit had been vested at closing). The Sponsor and Collier Creek’s independent directors will also hold 2,000,000 Restricted Sponsor Shares, which will have no voting rights and will entitle the holder thereof to participate in any dividends declared on the Class A common stock, however such dividends will not be payable until such shares of Class B common stock are converted into shares of Class A common stock pursuant to the terms of the Sponsor Side Letter Agreement and the Certificate of Incorporation. In addition, concurrently with the consummation of the Business Combination, the Company will issue 3,500,000 shares of Class A common stock and 1,166,666 redeemable warrants to the Sponsor and the independent directors pursuant to the Forward Purchase Agreements. Based on the assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages,” Collier Creek’s current Public Shareholders would hold in the aggregate approximately 38.2% of the outstanding voting power of the Company and the Sponsor and Collier Creek’s independent directors would hold approximately 11.6% of the outstanding voting power. Without limiting the other assumptions described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages,” these ownership percentages do not take into account:
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any warrants or options to purchase the Class A common stock that will be outstanding following the Business Combination; and

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any equity awards that may be issued under the proposed Equity Incentive Plan including the 2020 Long-term Incentive Plan, a sub-plan to the Equity Incentive Plan.

If any of the Public Shares are redeemed in connection with the Business Combination or a permitted equity financing is consummated by Collier Creek, the percentage of the Company’s outstanding voting stock held by the current holders of Collier Creek will decrease relative to the percentage held if none of the Public Shares are redeemed. To the extent that any of the outstanding warrants are exercised for shares of Class A common stock, Collier Creek’s existing shareholders may experience substantial dilution. Such dilution could, among other things, limit the ability of Collier Creek’s current shareholders to influence the Company’s management through the election of directors following the Business Combination.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A common stock to drop significantly, even if the Company’s business is doing well.
Sales of a substantial number of shares of the Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the Class A common stock. Upon completion of the Business Combination, the Sponsor and Collier Creek’s independent directors will own approximately 11.6% of the outstanding shares of the Class A common stock assuming no Public Shareholders redeem their Public Shares in connection with the Business Combination or approximately 13.6% of the outstanding Class A common stock assuming that 18,291,262 Public Shares (being our estimate of the maximum number of Public Shares that could be redeemed in connection with the Business Combination in order to satisfy the closing conditions contained in the Business Combination Agreement) are redeemed in connection with the Business Combination. While the Sponsor and Collier Creek’s independent directors will agree, and will continue to be subject, to certain restrictions regarding the transfer of the Class A common stock, these shares may be sold after the expiration of the applicable lock-up restrictions. We may file one or more registration statements prior to or shortly after the closing of the Business Combination to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of the Class A common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
The ability of Collier Creek’s shareholders to exercise Redemption Rights with respect to Collier Creek’s Public Shares may prevent Collier Creek from completing the Business Combination or optimizing its capital structure.
Collier Creek does not know how many shareholders will ultimately exercise their Redemption Rights in connection with the Business Combination. As such, the Business Combination is structured based on Collier Creek’s expectations (and those of the other parties to the Business Combination Agreement) as to the number of shares that will be submitted for Redemption. In addition, if a larger number of shares are submitted for Redemption than Collier Creek initially expected, Collier Creek may need to seek to arrange for additional third party financing to be able to satisfy the Minimum Cash Condition at Closing (or such lower cash amount designated by Utz if Utz waives the condition).
If too many Public Shareholders elect to redeem their shares and additional third-party financing is not available to Collier Creek, Collier Creek may not be able to complete the Business Combination. Even if such third-party financing is available, Collier Creek’s ability to obtain such financing is subject to restrictions set forth in the Business Combination Agreement. For information regarding the parameters of such restrictions, please see the sections of this proxy statement/prospectus entitled “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Covenants of the Parties” and “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Closing Conditions.”
Furthermore, raising such additional financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. For information on the consequences if the Business Combination is not completed or must be restructured, please see the section of this proxy statement/prospectus entitled “Risk Factors — Risks Related to the Business Combination and Collier Creek.”
If the sale of some or all of the Forward Purchase Securities fails to close, Collier Creek may lack sufficient funds to consummate the Business Combination.
Collier Creek entered into Forward Purchase Agreements with the Sponsor and Collier Creek’s independent directors which provide for the purchase of an aggregate of 3,500,000 Forward Purchase Shares, plus an aggregate of 1,166,666 Forward Purchase Warrants to purchase one Class A ordinary share at $11.50 per share, for an aggregate purchase price of $35,000,000, or $10.00 per Class A ordinary share, in a private placement to close concurrently with the closing of the initial business combination (which will be the Business Combination should it occur). These purchases will be made regardless of whether any Class A ordinary shares are redeemed by Collier Creek’s Public Shareholders. The forward purchase securities will be issued only in connection with the closing of the initial business combination (which will be the Business Combination should it occur). The proceeds from the sale of Forward Purchase Securities will be part of the Business Combination Consideration. However, if the sale of the forward purchase securities does not close by reason of the failure by some or all of the Sponsor or independent directors to fund the purchase price for their forward purchase securities, for example, we may lack sufficient funds to consummate the Business Combination. Additionally, the Sponsor’s and independent directors’ obligations to purchase the forward purchase securities are subject to termination prior to the closing of the sale of the forward purchase securities by mutual written consent of Collier Creek and each of the Sponsor or independent director nominee, or if the Business Combination is not consummated within 24 months from the closing of the IPO or such later date as may be approved by Collier Creek’s shareholders. The Sponsor’s and independent directors’ obligations to purchase their forward purchase securities are subject to fulfillment of customary closing conditions, including that the Business Combination must be consummated substantially concurrently with, and immediately following, the purchase of forward purchase securities and that Collier Creek must have delivered a certificate evidencing Collier Creek’s good standing as a Cayman Islands exempted company, as of a date within ten business days of the closing of the sale of forward purchase securities. In the event of any such failure to fund, any obligation is so terminated or any such condition is not satisfied and not waived, we may not be able to obtain additional funds to account for such shortfall on terms favorable to us or at all. Any such shortfall would also reduce the amount of funds that we have available for working capital of the post-business combination Company. While the Sponsor and independent directors represented to us that they have sufficient funds to satisfy their obligations under the respective Forward Purchase Agreements, we have not obligated them to reserve funds for such obligations.
Subsequent to the completion of the Business Combination, the Company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.
Collier Creek cannot assure you that the due diligence Collier Creek has conducted on Utz will reveal all material issues that may be present with regard to Utz, or that factors outside of Collier Creek’s or Utz’s control will not later arise. As a result of unidentified issues or factors outside of Collier Creek’s or Utz’s control, the Company may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if Collier Creek’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the preliminary risk analysis conducted by Collier Creek. Even though these charges may be non-cash items that would not have an immediate impact on the Company’s liquidity, the fact that the Company reports charges of this nature could contribute to negative market perceptions about the Company or its securities. In addition, charges of this nature may cause the Company to violate leverage or other covenants to which it may be subject. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares from any such write-down or write-downs.
The Company’s ability to be successful following the Business Combination will depend upon the efforts of the Company Board and Utz’s key personnel and the loss of such persons could negatively impact the operations and profitability of the Company’s business following the Business Combination.
The Company’s ability to be successful following the Business Combination will be dependent upon the efforts of the Company Board and key personnel. Collier Creek cannot assure you that, following the Business Combination, the Company Board and the Company’s key personnel will be effective or successful or remain with the Company. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause the Company’s management to expend time and resources becoming familiar with such requirements.
The Company will be a holding company and its only material asset after completion of the Business Combination will be its interest in Utz, and it is accordingly dependent upon distributions made by its subsidiaries to pay taxes, make payments under the Tax Receivable Agreement and pay dividends.
Upon completion of the Business Combination, the Company will be a holding company with no material assets other than its ownership of the Common Company Units and Restricted Company Units and its managing member interest in Utz. As a result, the Company will have no independent means of generating revenue or cash flow. The Company’s ability to pay taxes, make payments under the Tax Receivable Agreement and pay dividends will depend on the financial results and cash flows of Utz and its subsidiaries and the distributions it receives from Utz. Deterioration in the financial condition, earnings or cash flow of Utz and its subsidiaries for any reason could limit or impair Utz’s ability to pay such distributions. Additionally, to the extent that the Company needs funds and Utz and/or any of its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or Utz is otherwise unable to provide such funds, it could materially adversely affect the Company’s liquidity and financial condition.
Utz will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of Common Company Units. Accordingly, the Company will be required to pay income taxes on its allocable share of any net taxable income of Utz. Under the terms of the Third Amended and Restated Limited Liability Company Agreement, Utz is obligated to make tax distributions to holders of Common Company Units (including the Company) calculated at certain assumed tax rates. In addition to income taxes, the Company will also incur expenses related to its operations, including payment obligations under the Tax Receivable Agreement, which could be significant, and some of which will be reimbursed by Utz (excluding payment obligations under the Tax Receivable Agreement). See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Tax Receivable Agreement.” The Company intends to cause Utz to make ordinary distributions and tax distributions to holders of Common Company Units on a pro rata basis in amounts sufficient to cover all applicable taxes, relevant operating expenses, payments under the Tax Receivable Agreement and dividends, if any, declared by the Company. However, as discussed below, Utz’s ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, retention of amounts necessary to satisfy the obligations of Utz and its subsidiaries and restrictions on distributions that would violate any applicable restrictions contained in Utz’s debt agreements, or any applicable law, or that would have the effect of rendering Utz insolvent. To the extent that the Company is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments under the Tax Receivable Agreement, which could be substantial.
Additionally, although Utz generally will not be subject to any entity-level U.S. federal income tax, it may be liable under recent federal tax legislation for adjustments to its tax return, absent an election to the contrary. In the event Utz’s calculations of taxable income are incorrect, Utz and/or its members, including the Company, in later years may be subject to material liabilities pursuant to this federal legislation and its related guidance.
The Company anticipates that the distributions it will receive from Utz may, in certain periods, exceed the Company’s actual tax liabilities and obligations to make payments under the Tax Receivable Agreement. The Company Board, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to pay dividends on the Company’s Class A common stock. The Company will have no obligation to distribute such cash (or other available cash other than any declared dividend) to its stockholders. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Third Amended and Restated Limited Liability Company Agreement.”
Dividends on the Company’s common stock, if any, will be paid at the discretion of the Company Board, which will consider, among other things, the Company’s available cash, available borrowings and other funds legally available therefor, taking into account the retention of any amounts necessary to satisfy the obligations of the Company that will not be reimbursed by Utz, including taxes and amounts payable under the Tax Receivable Agreement and any restrictions in then applicable bank financing agreements. Financing arrangements may include restrictive covenants that restrict the Company’s ability to pay dividends or make other distributions to its stockholders. In addition, Utz is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Utz (with certain exceptions) exceed the fair value of its assets. Utz’s subsidiaries are generally subject to similar legal limitations on their ability to make distributions to Utz. If Utz does not have sufficient funds to make distributions, the Company’s ability to declare and pay cash dividends may also be restricted or impaired.
Pursuant to the Tax Receivable Agreement, the Company will be required to pay to Sellers and/or the exchanging holders of Common Company Units, as applicable, 85% of the tax savings that the Company realizes as a result of increases in tax basis in Utz's assets as a result of the sale of Common Company Units for the Net Cash Consideration, the purchase and redemption of the common units and preferred units in the Sellers and the future exchange of the Common Company Units for shares of Class A common stock (or cash) pursuant to the Third Amended and Restated Limited Liability Company Agreement and certain other tax attributes of Utz and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement, and those payments may be substantial.
The Sellers will sell Common Company Units for the Net Cash Consideration and may in the future exchange their Common Company Units, together with the cancellation of an equal number of shares of Class V common stock, for shares of Class A common stock of the Company (or cash) pursuant to the Third Amended and Restated Limited Liability Company Agreement, subject to certain conditions and transfer restrictions as set forth therein and in the Investor Rights Agreement. In addition, the Company will purchase common units and preferred units in the Sellers from UPA Seller, and the Sellers will redeem such units from the Company. These sales, purchases, redemptions and exchanges are expected to result in increases in the Company’s allocable share of the tax basis of the tangible and intangible assets of Utz. These increases in tax basis may increase (for income tax purposes) depreciation and amortization deductions and therefore reduce the amount of income or franchise tax that the Company would otherwise be required to pay in the future had such sales and exchanges never occurred.
In connection with the Business Combination, the Company will enter into the Tax Receivable Agreement, which generally provides for the payment by it of 85% of certain tax benefits, if any, that the Company realizes (or in certain cases is deemed to realize) as a result of these increases in tax basis and certain other tax attributes of Utz and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. These payments are the obligation of the Company and not of Utz. The actual increase in the Company’s allocable share of Utz’s tax basis in its assets, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the market price of the Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of the recognition of the Company’s income. While many of the factors that will determine the amount of payments that the Company will make under the Tax Receivable Agreement are outside of its control, the Company expects that the payments it will make under the Tax Receivable Agreement will be substantial and could have a material adverse effect on the Company’s financial condition. Any payments made by the Company under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to the Company. To the extent that the Company is unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid; however, nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, as further described below. Furthermore, the Company’s future obligation to make payments under the Tax Receivable Agreement could make it a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Tax Receivable Agreement.”
In certain cases, payments under the Tax Receivable Agreement may exceed the actual tax benefits the Company realizes or be accelerated.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that the Company determines, and the IRS or another taxing authority may challenge all or any part of the tax basis increases, as well as other tax positions that the Company takes, and a court may sustain such a challenge. In the event that any tax benefits initially claimed by the Company are disallowed, the Sellers and the exchanging holders will not be required to reimburse the Company for any excess payments that may previously have been made under the Tax Receivable Agreement, for example, due to adjustments resulting from examinations by taxing authorities. Rather, excess payments made to such holders will be netted against any future cash payments otherwise required to be made by the Company, if any, after the determination of such excess. However, a challenge to any tax benefits initially claimed by the Company may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that the Company might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments against which to net. As a result, in certain circumstances the Company could make payments under the Tax Receivable Agreement in excess of the Company’s actual income or franchise tax savings, which could materially impair the Company’s financial condition.
Moreover, the Tax Receivable Agreement provides that, in the event that (i) the Company exercises its early termination rights under the Tax Receivable Agreement, (ii) certain changes of control of the Company or Utz occur (as described in the Third Amended and Restated Limited Liability Company Agreement), (iii) the Company, in certain circumstances, fails to make a payment required to be made pursuant to the Tax Receivable Agreement by its final payment date, which non-payment continues until the later of 30 days following receipt by the Company of written notice thereof and 60 days following such final payment date or (iv) the Company materially breaches any of its material obligations under the Tax Receivable Agreement other than as described in the foregoing clause (iii), which breach continues without cure for 30 days following receipt by the Company of written notice thereof and written notice of acceleration is received by the Company thereafter (except that in the case that the Tax Receivable Agreement is rejected in a case commenced under bankruptcy laws, no written notice of acceleration is required), in the case of clauses (iii) and (iv), unless certain liquidity exceptions apply, the Company’s obligations under the Tax Receivable Agreement will accelerate and the Company will be required to make a lump-sum cash payment to the Sellers and/or other applicable parties to the Tax Receivable Agreement equal to the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to the Company’s future taxable income. The lump-sum payment could be substantial and could exceed the actual tax benefits that the Company realizes subsequent to such payment because such payment would be calculated assuming, among other things, that the Company would have certain tax benefits available to it and that the Company would be able to use the potential tax benefits in future years.
There may be a material negative effect on the Company’s liquidity if the payments under the Tax Receivable Agreement exceed the actual income or franchise tax savings that the Company realizes.

Furthermore, the Company’s obligations to make payments under the Tax Receivable Agreement could also have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.
Some of Collier Creek’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether Utz is appropriate for Collier Creek’s initial business combination.
The personal and financial interests of Collier Creek’s Sponsor, officers and directors may influence or have influenced their motivation in identifying and selecting a target for the Business Combination, their support for completing the Business Combination and the operation of the Company following the Business Combination.
Collier Creek’s Sponsor and independent directors own 11,680,000 and 195,000 Class B ordinary shares, respectively, which were initially acquired prior to Collier Creek’s IPO for an aggregate purchase price of $25,000 and Collier Creek’s directors and officers have pecuniary interests in such ordinary shares through their ownership interest in the Sponsor. Such shares had an aggregate market value of approximately $163.4 million based on the last sale price of the Class A ordinary shares of $13.76 per share on the NYSE on August 6, 2020. In addition, the Sponsor purchased an aggregate of 7,200,000 Private Placement Warrants, each exercisable for one ordinary share of Collier Creek at $11.50 per share, for a purchase price of $10,800,000, or $1.50 per warrant. Further, Collier Creek, its Sponsor and its independent directors entered into the Forward Purchase Agreements, which provide for the purchase of an aggregate of 3,500,000 Forward Purchase Shares, plus an aggregate of 1,166,666 Forward Purchase Warrants to purchase one Class A ordinary share at $11.50 per share, for an aggregate purchase price of  $35,000,000, or $10.00 per Class A ordinary share, in the Private Placement to close concurrently with the closing of the initial business combination (which will be the Business Combination should it occur). Collier Creek’s Amended and Restated Memorandum and Articles of Association require Collier Creek to complete an initial business combination (which will be the Business Combination should it occur) within 24 months from the closing of the IPO, or October 10, 2020 (the “Combination Period”) (unless Collier Creek submits and its shareholders approve an extension of such date). If the Business Combination is not completed and Collier Creek is forced to wind up, dissolve and liquidate in accordance with the Amended and Restated Memorandum and Articles of Association, the 11,680,000 and 195,000 Class B ordinary shares currently held by Collier Creek’s Sponsor and independent directors, respectively, and the Private Placement Warrants and the Forward Purchase Warrants held by the Sponsor and/or the independent directors will be worthless (as the holders have waived liquidation rights with respect to such ordinary shares).
Collier Creek’s Sponsor, directors and officers, and their respective affiliates have incurred significant out-of-pocket expenses in connection with performing due diligence on suitable targets for business combinations and the negotiation of the Business Combination. At the Closing of the Business Combination, Collier Creek’s Sponsor, directors and officers, and their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Collier Creek’s behalf such as identifying potential target businesses and performing due diligence on suitable targets for business combinations. If an initial business combination is not completed prior to October 10, 2020, Collier Creek’s Sponsor, directors and officers, or any of their respective affiliates will not be eligible for any such reimbursement.
Certain officers and directors of Collier Creek also participate in arrangements that may be argued to provide them with other interests in the Business Combination that are different from yours, including, among others, arrangements for the continued service as directors of the Company.
Further, Collier Creek’s Sponsor, officers and directors have, pursuant to the Insider Letter Agreement, each agreed (i) to vote any Collier Creek shares owned by them in favor of the Business Combination and (ii) not to redeem any shares in connection with a shareholder vote to approve the Business Combination.
These interests, among others, may influence or have influenced the Sponsor and the officers and directors of Collier Creek to support or approve the Business Combination. For more information concerning the interests of Collier Creek’s officers and directors, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Interests of Collier Creek’s Directors and Officers and Others in the Business Combination” included elsewhere in this proxy statement/prospectus.

Collier Creek has not obtained an opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to Collier Creek from a financial point of view.
The Collier Creek Board did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination. Collier Creek is not required to obtain an opinion from an independent investment banking firm that is a member of FINRA or from another independent firm that the price it is paying is fair to Collier Creek from a financial point of view. In analyzing the Business Combination, the Collier Creek Board and Collier Creek’s management conducted due diligence on Utz and researched the industry in which Utz operates and concluded that the Business Combination was in the best interest of its shareholders. Accordingly, Collier Creek’s shareholders will be relying solely on the judgment of the Collier Creek Board in determining the value of the Business Combination, and the Collier Creek Board may not have properly valued such business. The lack of third-party valuation or fairness opinion may also lead an increased number of shareholders to vote against the Business Combination or demand Redemption of their shares, which could potentially impact our ability to consummate the Business Combination. For more information about our decision-making process, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Collier Creek Board’s Reasons for the Approval of the Business Combination.”
Collier Creek does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible to complete a Business Combination in which a substantial majority of Collier Creek’s shareholders do not intend to retain their investment in which case the Sellers may receive a greater number of Common Company Units as a result of redemptions.
The Amended and Restated Memorandum and Articles of Association does not provide a specified maximum redemption threshold, except that in no event will Collier Creek redeem its Public Shares in an amount that would cause its net tangible assets, without regard to any assets or liabilities of the Target Companies, to be less than $5,000,001 immediately prior to the completion of the Business Combination (such that Collier Creek is not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement contained in the Business Combination Agreement.
As a result of these conditions, Collier Creek may be able to complete the Business Combination even if a substantial majority of Collier Creek’s Public Shareholders do not agree with the Business Combination and have redeemed their shares, in which case the Sellers may receive a greater number of Common Company Units as a result of redemptions.
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the Collier Creek Board will not have the ability to adjourn the Shareholders Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.
The Collier Creek Board is seeking approval to adjourn the Shareholders Meeting to a later date or dates if, at the Shareholders Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the Collier Creek Board will not have the ability to adjourn the Shareholders Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such event, the Business Combination would not be completed.
The NYSE may delist the Company’s securities from trading on its exchange, which could limit investors’ ability to make transactions in the Company’s securities and subject the Company to additional trading restrictions.
Collier Creek’s Public Shares, Public Warrants and Units are currently listed on the NYSE and it is a condition to Sellers’ obligations to complete the Business Combination that the Company materially comply with its covenant that the Company’s Class A common stock shall have been listed on the NYSE.

However, Collier Creek cannot assure you that the Company’s securities will continue to be listed on the NYSE in the future. In order to continue listing our securities on the NYSE prior to the Business Combination, we must maintain certain financial, share price and, subject to change as a result of recent rule changes proposed by the NYSE, distribution levels. Generally, we must maintain a minimum market capitalization (generally $50,000,000) and a minimum number of holders of our securities (currently 300 public holders). In addition, our units will not be traded after completion of the Business Combination, and, in connection with the Business Combination and as a condition to Sellers’ obligations to complete the Business Combination, the Company is required to demonstrate compliance with NYSE’s initial listing requirements, which are more rigorous than NYSE’s continued listing requirements, in order to continue to maintain the listing of the Company’s securities on the NYSE. For instance, our share price would generally be required to be at least $4.00 per share and our market capitalization would generally be required to be at least $150,000,000. In addition to the listing requirements for the Company’s Class A common stock, the NYSE imposes listing standards on warrants. Collier Creek cannot assure you that the Company will be able to meet those initial listing requirements, in which case Utz will not be obligated to complete the Business Combination. In addition, it is possible that the Company’s Class A common stock and Public Warrants will cease to meet the NYSE listing requirements following the Business Combination.
If NYSE delists the Company’s securities from trading on its exchange and the Company is not able to list its securities on another national securities exchange, Collier Creek expects the Company’s securities could be quoted on an over-the-counter market. If this were to occur, the Company could face significant material adverse consequences, including:
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a limited availability of market quotations for its securities;

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reduced liquidity for its securities;

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a determination that the Company’s Class A common stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Company’s securities;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our units and our Class A ordinary shares and warrants are listed on the NYSE, our units, Class A ordinary shares and warrants qualify as covered securities under the statute. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on the NYSE, our securities would not qualify as covered securities under the statute and we would be subject to regulation in each state in which we offer our securities.
Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Public Shares.
Securities research analysts may establish and publish their own periodic projections for the Company following consummation of the Business Combination. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst coverage following consummation of the Business Combination, if no analysts commence coverage of us, the market price and volume for our Class A common stock could be adversely affected.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of the Company’s results if the Business Combination is completed.
Collier Creek and Utz currently operate as separate companies and have had no prior history as a combined entity, and Utz’s and the Company’s operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the Company. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from Collier Creek’s and Utz’s historical financial statements and certain adjustments and assumptions have been made regarding the Company after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of the Company.
In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect the Company’s financial condition or results of operations following the Closing. Any potential decline in the Company’s financial condition or results of operations may cause significant variations in the stock price of the Company.
During the pendency of the Business Combination, Collier Creek will not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.
Certain conditions in the Business Combination Agreement impede the ability of Collier Creek to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, Collier Creek may be at a disadvantage to its competitors during that period. In addition, while the Business Combination Agreement is in effect, neither Collier Creek nor Utz may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such alternative acquisition could be more favorable to Collier Creek’s shareholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.
If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.
Even if the Business Combination Agreement is approved by the shareholders of Collier Creek, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Closing Conditions.” Collier Creek and Utz may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause Collier Creek and Utz to each lose some or all of the intended benefits of the Business Combination.

Because Collier Creek is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.
Because Collier Creek is currently incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests and your ability to protect your rights through the U.S. Federal courts may be limited prior to the Domestication. Collier Creek is currently an exempted company under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon Collier Creek’s directors or officers, or enforce judgments obtained in the United States courts against Collier Creek’s directors or officers.
Until the Domestication is effected, Collier Creek’s corporate affairs are governed by the Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of its directors to Collier Creek under the laws of the Cayman Islands are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of Collier Creek’s shareholders and the fiduciary responsibilities of its directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.
The courts of the Cayman Islands are unlikely (i) to recognize or enforce against Collier Creek judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against Collier Creek predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
The Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Collier Creek Board or controlling shareholders than they would as public shareholders of a United States company.
The Domestication may result in adverse tax consequences for holders of Collier Creek Shares and Public Warrants, including Public Shareholders exercising Redemption Rights.
The Collier Creek Board believes the Domestication generally should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) to a statutory conversion of a corporation holding only investment-type assets such as Collier Creek, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position. If the Domestication fails to qualify as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder (as that term is defined in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax

Consequences of the Domestication to Collier Creek Shareholders”) of Collier Creek Shares generally would recognize a gain or loss with respect to its Collier Creek Shares in an amount equal to the difference, if any, between the fair market value of the corresponding common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in its Collier Creek Shares surrendered. Additionally, because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise Redemption Rights, U.S. Holders exercising Redemption Rights will be subject to the potential tax consequences of the Domestication.
However, in the case of a transaction, such as the Domestication, that qualifies as a reorganization under Section 368(a)(1)(F) of the Code, U.S. Holders of Collier Creek Shares will be subject to Section 367(b) of the Code, and as a result:
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a U.S. Holder of Collier Creek Shares whose Collier Creek Shares have a fair market value of less than $50,000 on the date of the Domestication will generally not recognize any gain or loss and will generally not be required to include any part of Collier Creek’s earnings in income pursuant to the Domestication;

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a U.S. Holder of Collier Creek Shares whose Collier Creek Shares have a fair market value of $50,000 or more on the date of the Domestication, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Collier Creek Shares entitled to vote and less than 10% of the total value of all classes of Collier Creek Shares will generally recognize gain (but not loss) on the exchange of Collier Creek Shares for shares in the Company (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their Collier Creek Shares, provided certain other requirements are satisfied. Collier Creek does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

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a U.S. Holder of Collier Creek Shares whose Collier Creek Shares have a fair market value of $50,000 or more on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Collier Creek Shares entitled to vote or 10% or more of the total value of all classes of Collier Creek Shares will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Collier Creek Shares, provided certain other requirements are satisfied. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. Collier Creek does not expect to have significant cumulative earnings and profits on the date of the Domestication.

Furthermore, even in the case of a transaction, such as the Domestication, that qualifies as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. Holder of Collier Creek Shares or Public Warrants may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Collier Creek Shares or Public Warrants for the common stock or warrants of the Delaware corporation pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose exchanging Public Warrants for newly issued warrants in the Domestication) must recognize gain equal to the excess, if any, of the fair market value of the common stock or warrants of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Collier Creek Shares or Public Warrants surrendered in exchange therefor, notwithstanding any other provision of the Code. Because Collier Creek is a blank check company with no current active business, we believe that it is likely that Collier Creek is classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of Collier Creek Shares or Public Warrants to recognize gain on the exchange of such shares or warrants for common stock or warrants of the Delaware corporation pursuant to the Domestication, unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s Collier Creek Shares. A U.S. Holder cannot currently make the aforementioned elections with respect to such U.S. Holder’s Public Warrants. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Collier Creek. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted.
Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders” below) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such Non-U.S. Holder’s Company shares after the Domestication.
The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisors for a full description and understanding of the tax consequences of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax consequences of the Domestication, see the discussion in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders.”
Upon completion of the Business Combination, the rights of holders of the Company’s common stock arising under the DGCL will differ from and may be less favorable to the rights of holders of Collier Creek’s ordinary shares arising under Cayman Islands law.
Upon completion of the Business Combination, the rights of holders of the Company’s common stock will arise under the DGCL. The DGCL contains provisions that differ in some respects from those in the Cayman Islands Companies Law, and, therefore, some rights of holders of the Company’s common stock could differ from the rights that holders of Collier Creek ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under Delaware law. This change could increase the likelihood that the Company becomes involved in costly litigation, which could have a material adverse effect on the Company.
For a more detailed description of the rights of holders of the Company’s common stock under the DGCL and how they may differ from the rights of holders of Collier Creek ordinary shares under Cayman Islands law, please see the section entitled “Shareholder Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under the Applicable Corporate Law Before and After the Domestication.”
Delaware law, the Certificate of Incorporation and Bylaws will contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
The Certificate of Incorporation and Bylaws that will be in effect upon completion of the Business Combination differ from the Amended and Restated Memorandum and Articles of Association. Among other differences, the Certificate of Incorporation and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Company Board and therefore depress the trading price of the Company’s Class A common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Company Board or taking other corporate actions, including effecting changes in management. Among other things, the Certificate of Incorporation and Bylaws include provisions regarding:
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a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the Company Board;

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the ability of the Company Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

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the limitation of the liability of, and the indemnification of, the Company’s directors and officers;

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the right of the Company Board to elect a director to fill a vacancy created by the expansion of the Company Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Company Board;

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the requirement that directors may only be removed from the Company Board for cause;

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the requirement that a special meeting of stockholders may be called only by the Company Board, the chairman of the Company Board or the Company’s chief executive officer, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

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controlling the procedures for the conduct and scheduling of the Company Board and stockholder meetings;

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the requirement for the affirmative vote of holders of (i) (a) at least 66-2/3% or 80%, in case of certain provisions, or (b) a majority, in case of other provisions, of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal certain provisions of the Company’s Certificate of Incorporation, and (ii) (a) at least 66-2/3%, in case of certain provisions, or (b) a majority, in case of other provisions, of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal certain provisions of the Company’s Bylaws, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Company Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

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the ability of the Company Board to amend the Bylaws, which may allow the Company Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt; and

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advance notice procedures with which stockholders must comply to nominate candidates to the Company Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Company Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Company Board or management.
In addition, as a Delaware corporation, the Company will generally be subject to provisions of Delaware law, including the DGCL. Although the Company will elect not to be governed by Section 203 of the DGCL, certain provisions of the Certificate of Incorporation will, in a manner substantially similar to Section 203 of the DGCL, prohibit certain Company stockholders (other than certain stockholders who are specified in the Investor Rights Agreement) who hold 15% or more of the Company’s outstanding capital stock from engaging in certain business combination transactions with the Company for a specified period of time unless certain conditions are met. See the section entitled “Description of the Company’s Securities — Anti-Takeover Effects of the Certificate of Incorporation, the Bylaws and Certain Provisions of Delaware Law.”
Any provision of the Certificate of Incorporation, Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of the Company’s capital stock and could also affect the price that some investors are willing to pay for the Company’s common stock.
The form of the Certificate of Incorporation is attached as Annex A to this proxy statement/prospectus and we urge you to read it.
In addition, the provisions of the Investor Rights Agreement, as described below, provide the stockholders party thereto with certain board rights which could also have the effect of delaying or preventing a change in control.

The Certificate of Incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by the Company’s stockholders, which could limit the Company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers or other employees.
The Certificate of Incorporation will provide that, unless the Company consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Company to the Company or the Company’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company (a) arising pursuant to any provision of the DGCL, the Certificate of Incorporation (as it may be amended or restated) or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery or (iv) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (iv), to the fullest extent permitted by law, be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of Article XII of the Certificate of Incorporation will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.
Any person or entity purchasing or otherwise acquiring any interest in any shares of the Company’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Certificate of Incorporation. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.
This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, stockholders, agents or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Certificate of Incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect the Company’s business, financial condition and results of operations and result in a diversion of the time and resources of the Company’s management and board of directors.
Following the completion of the Business Combination, certain significant Company stockholders and Utz members whose interests may differ from those of Company public stockholders following the Business Combination will have the ability to significantly influence the Company’s business and management.
Pursuant to the Investor Rights Agreement that the Company will enter into with the Sponsor, the Founder Holders, the Sponsor Representative, the Sellers and the independent directors of Collier Creek at the Closing in connection with the Business Combination, the Company will agree to nominate five designees by each of the Sponsor and the Sellers, respectively, to serve on the Company Board for so long as each of them and their respective affiliates and specified family members beneficially own certain specified percentages of certain economic interests in the Company and Utz held as of the Closing, without duplication. Accordingly, the Sellers and the Sponsor will be able to significantly influence the approval of actions requiring Company Board approval through their voting power. Such stockholders will retain significant influence with respect to the Company’s management, business plans and policies, including the appointment and removal of its officers. In particular, the Sellers and the Sponsor could influence whether acquisitions, dispositions and other change of control transactions are approved. Additionally, for so long as the Sellers hold at least 50% of the economic interests held in the Company and Utz as of Closing (without duplication) they will have consent rights over certain material transactions with respect to the Company and its subsidiaries, including Utz.
The Certificate of Incorporation will not limit the ability of the Sponsor to compete with us.
The Sponsor and its affiliates engage in a broad spectrum of activities, including investments in the financial services and technology industries. In the ordinary course of their business activities, the Sponsor and its affiliates may engage in activities where their interests conflict with the Company’s interests or those of its stockholders. The Certificate of Incorporation will provide that none of the Sponsor, any of its affiliates or any director who is not employed by the Company (including any non-employee director who serves as one of its officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which the Company operates. The Sponsor and its affiliates also may pursue, in their capacities other than as directors of the Company, acquisition opportunities that may be complementary to the Company’s business, and, as a result, those acquisition opportunities may not be available to the Company. In addition, the Sponsor may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.
Collier Creek’s officers and directors and/or their affiliates may enter into agreements concerning Collier Creek’s securities prior to the Shareholders Meeting, which may have the effect of increasing the likelihood of completion of the Business Combination or decreasing the value of the Collier Creek Shares.
At any time prior to the Shareholders Meeting, during a period when they are not then aware of any material nonpublic information regarding Collier Creek or its securities, Collier Creek’s officers and directors and/or their affiliates may enter into a written plan to purchase Collier Creek’s securities pursuant to Rule 10b5-1 of the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. In addition, at any time prior to the Shareholders Meeting, during a period when they are not then aware of any material nonpublic information regarding Collier Creek or its securities, Collier Creek’s officers and directors and/or their respective affiliates may (i) purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal or the other Shareholder Proposals, (ii) execute agreements to purchase such shares from institutional and other investors in the future, and/or (iii) enter into transactions with institutional and other investors to provide such persons with incentives to acquire Public Shares or vote their Public Shares in favor of the Business Combination Proposal or the other Shareholder Proposals. Such an agreement may include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event that Collier Creek’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their Redemption Rights, such selling Public Shareholders would be required to revoke their prior elections to redeem their shares. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer of shares or Warrants owned by the Sponsor for nominal value to such investors or holders.
The purpose of such share purchases and other transactions by Collier Creek’s officers and directors and/or their respective affiliates would be to increase the likelihood of satisfaction of the requirements that (x) the holders of the requisite number of Collier Creek Shares present and voting at the Shareholders Meeting vote in favor of the Business Combination Proposal and the other Shareholder Proposals and/or (y) Collier Creek will (without regard to any assets or liabilities of the Target Companies) have at least $5,000,001 in net tangible assets immediately prior to the Closing or satisfy the Minimum Cash Condition after taking into account holders of Public Shares that properly demanded Redemption of their shares for cash, when, in each case, it appears that such requirements would otherwise not be met.
Entering into any such arrangements may have a depressive effect on the Collier Creek Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Shareholders Meeting.
As of the date of this proxy statement/prospectus, except as noted above, Collier Creek’s directors and officers and their affiliates have not entered into any such agreements. Collier Creek will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the Redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The Company’s business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause the Company to incur significant expense, hinder execution of business and growth strategy and impact its stock price.
In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of the Company’s Class A common stock or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and board of directors’ attention and resources from the Company’s business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to the Company’s future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, the Company may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.
The ability of our Public Shareholders to exercise Redemption Rights with respect to a large number of our shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.
Since the Business Combination Agreement requires us to have the Minimum Cash at Closing, there is increased probability that the Business Combination would be unsuccessful. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until we liquidate the Trust Account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with our redemption until we liquidate or you are able to sell your shares in the open market.
In connection with the Business Combination, the Sponsor, initial shareholders, directors, executive officers, advisors and their affiliates may elect to purchase shares or Public Warrants from Public Shareholders, which may influence a vote on a proposed business combination and reduce the public “Float” of our Class A ordinary shares.
In connection with the Business Combination, the Sponsor, initial shareholders, directors, executive officers, advisors or their affiliates may purchase shares or Public Warrants in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or Public Warrants in such transactions.

In the event that the Sponsor, initial shareholders, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their Redemption Rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of shares would be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination or to satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of Public Warrants would be to reduce the number of Public Warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our initial business combination. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.
In addition, if such purchases are made, the public “float” of our Class A ordinary shares or Public Warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the shareholder in a better future economic position.
We can give no assurance as to the price at which a shareholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a shareholder of the Company might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the Public Shares after the consummation of the Business Combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.
If a shareholder fails to receive notice of our offer to redeem our Public Shares in connection with the Business Combination, such shares may not be redeemed.
We will comply with the proxy rules, when conducting redemptions in connection with the Business Combination. Despite our compliance with these rules, if a shareholder fails to receive our proxy solicitation, such shareholder may not become aware of the opportunity to redeem its shares. In addition, the proxy solicitation that we furnish to holders of our Public Shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem or tender Public Shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed.
You have no rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares or Public Warrants, potentially at a loss.
Our Public Shareholders are entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) our completion of an initial business combination (which will be the Business Combination should it occur), and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described herein; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend our Amended and Restated Memorandum and Articles of Association to modify the substance or timing of our obligation to provide for the redemption of our Public Shares in connection with an initial business combination (which will be the Business Combination should it occur); and (iii) the redemption of our Public Shares if we are unable to complete an initial business combination (which will be the Business Combination should it occur) within 24 months from the closing of the IPO, subject to applicable law and as further described herein. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account.

Holders of warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or warrants, potentially at a loss.
If you or a “group” of shareholders are deemed to hold in excess of 15% of our Class A ordinary shares, you will lose the ability to redeem all such shares in excess of 15% of our Class A ordinary shares.
The Amended and Restated Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the shares sold in the IPO without our prior consent, which we refer to as the “Excess Shares.” However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination. And as a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.
Our placing of funds in the Trust Account may not protect those funds from third party claims against us. Since the consummation of the IPO, we have sought and will continue to seek to have vendors, service providers, prospective target businesses, including the Sellers in the Business Combination, and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders. However, in certain instances we have not been able to obtain such a waiver in agreements that we have executed. Further, under certain circumstances parties that have executed such a waiver may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If determining whether to enter into an agreement with a third party that refuses to execute a waiver of such claims to the monies held in the Trust Account, our management has and will consider whether competitive alternatives are reasonably available to us, and have historically only entered into agreements with third parties without such a waiver in situations where management believes that such third party’s engagement is in the best interests of the Company under the circumstances.
Upon redemption of our Public Shares, if we are unable to complete the initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the initial business combination, we may be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Although no such claims have been brought against us or threatened to date, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors to the extent they are brought in the future. Pursuant to a letter agreement, the Sponsor agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Shareholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of  (i) $10.00 per share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our Public Shareholders may be reduced below $10.00 per share.
We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.
We agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever.
Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate the Business Combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.
If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.
If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.
If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:
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restrictions on the nature of our investments; and

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restrictions on the issuance of securities,

each of which may make it difficult for us to complete the Business Combination. In addition, we may have imposed upon us burdensome requirements, including:
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registration as an investment company;

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adoption of a specific form of corporate structure; and

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reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.
We do not believe that our principal activities and the Business Combination will subject us to the Investment Company Act. To this end, the proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. An investment in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. The Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination (which shall be the Business Combination should it occur); (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of our obligation to provide for the redemption of our Public Shares in connection with an initial business combination (which shall be the Business Combination should it occur); or (iii) absent an initial business combination (which shall be the Business Combination should it occur) within 24 months from the closing of the IPO, our return of the funds held in the Trust Account to our Public Shareholders as part of our redemption of the Public Shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a business combination. If we are unable to complete the Business Combination, our Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders, and our warrants will expire worthless.
Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to consummate the Business Combination, and results of operations.
We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to consummate the Business Combination, and results of operations.
If we are unable to consummate our initial business combination within 24 months from the closing of the IPO, our Public Shareholders may be forced to wait beyond such 24 months before redemption from our Trust Account.
If we are unable to consummate our initial business combination (which shall be the Business Combination should it occur) within 24 months from the closing of the IPO, the proceeds then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and net of taxes paid or payable), will be used to fund the redemption of our Public Shares, as further described herein. Any redemption of Public Shareholders from the Trust Account will be effected automatically pursuant to the Amended and Restated Memorandum and Articles of Association prior to any voluntary winding up. If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to our Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of Cayman Islands law. In that case, investors may be forced to wait beyond 24 months from the closing of the IPO before the redemption proceeds of our Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from our Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their Class A ordinary shares. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we are unable to complete our initial business combination.
Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and the Company to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of the Trust Account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine of $18,292.68 and to imprisonment for five years in the Cayman Islands.
You may only be able to exercise your Public Warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer Class A common stock from such exercise than if you were to exercise such warrants for cash.
The warrant agreement provides that in the following circumstances holders of warrants who seek to exercise their warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Class A common stock issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the terms of the warrant agreement; (ii) if we have so elected and the Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act; and (iii) if we have so elected and we call the Public Warrants for redemption. If you exercise your Public Warrants on a cashless basis, you would pay the warrant exercise price by surrendering all of the warrants for that number of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of our Class A common stock (as defined in the next sentence) over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. As a result, you would receive fewer shares of Class A common stock from such exercise than if you were to exercise such warrants for cash.
The grant of registration rights to our shareholders and holders of our Private Placement Warrants and the future exercise of such rights may adversely affect the market price of our Class A common stock.
Upon the completion of the Business Combination, the Investor Rights Agreement will be entered into between the Company, the Sellers, the Sponsor, the Founder Holders, the Sponsor Representative and certain independent directors of Collier Creek, replacing the Original Registration Rights Agreement. The Investor Rights Agreement in substantially the form it will be executed in connection with the Closing is attached to this proxy statement/prospectus as Annex F. Pursuant to Investor Rights Agreement, the Sellers and the Sponsor, and, in each case, their permitted transferees will have customary registration rights (including demand and piggy-back rights, subject to cooperation and cut-back provisions) with respect to (i) the Class A common stock (including the Class A common stock issued (a) pursuant to the Third Amended and Restated Limited Liability Company Agreement upon exchange of the Common Company Units (including the vested Retained Restricted Company Units) along with a corresponding number of shares of the Class V common stock for the Class A common stock, and (b) upon conversion of the Restricted Sponsor Shares, in each case, upon the issuance thereof or lapse of transfer restrictions applicable thereto), (ii) Private Placement Warrants and the Class A common stock issuable upon exercise of the Private Placement Warrants, and (iii) any common stock of the Company or any subsidiary of the Company issued or issuable with respect to the securities referred to in clause (i) and (ii) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization. Further, pursuant to the Forward Purchase Agreements, we agreed that we will use our reasonable best efforts (i) to file within 30 days after the closing of the Business Combination a registration statement with the SEC for a secondary offering of the Forward Purchase Shares and the Forward Purchase Warrants (and underlying Class A ordinary shares), (ii) to cause such registration statement to be declared effective promptly thereafter and (iii) to maintain the effectiveness of such registration statement until the earlier of  (a) the date on which the Sponsor and all of the independent directors cease to hold the securities covered thereby, and (b) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act. In addition, the Forward Purchase Agreements provide these holders will have certain “piggy-back” registration rights to include their securities in other registration statements filed by us. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of the Class A common stock of the Company.
We may have been a passive foreign investment company, or “PFIC,” which could result in adverse United States federal income tax consequences to U.S. investors.
Because Collier Creek is a blank check company with no current active operating business, we believe that it is likely that Collier Creek is classified as a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. If we have been a PFIC for any taxable year (or portion thereof) that is included in the holding period of a beneficial owner of Collier Creek Shares or Public Warrants who or that is a “U.S. Holder” as that term is defined in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders,” such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements, including as a result of the Domestication. Our PFIC status for any taxable year will not be determinable until after the end of such taxable year. If we determine we are a PFIC for any taxable year, upon written request, Collier Creek will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would be unavailable with respect to Public Warrants in all cases. The PFIC rules are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisors regarding the application and effect of the PFIC rules, including as a result of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax consequences of the Domestication, see the discussion in the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders.”
We are dependent upon our executive officers and directors and their loss could adversely affect our ability to operate.
Our operations are dependent upon a relatively small group of individuals and, in particular, our executive officers and directors. We believe that our success depends on the continued service of our officers and directors. In addition, our executive officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating their time among various business activities, including consummating the Business Combination. Prior to the Closing of the Business Combination we do not have an employment agreement with, or key-man insurance on the life of, any of our directors or executive officers. The unexpected loss of the services of one or more of our directors or executive officers could have a detrimental effect on us.
Our executive officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to complete the Business Combination.
Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in completing the Business Combination and their other businesses. We do not intend to have any full-time employees prior to the consummation of the Business Combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs. Our independent directors also serve as officers and board members for other entities. If our executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs which may have a negative impact on our ability to complete the Business Combination.
The provisions of the Amended and Restated Memorandum and Articles of Association that relate to our pre-business combination activity (and corresponding provisions of the agreement governing the release of funds from our Trust Account) may be amended with the approval of holders of not less than two-thirds of our ordinary shares who attend and vote at a general meeting of the company (or 65% of our ordinary shares with respect to amendments to the trust agreement governing the release of funds from our Trust Account), which is a lower amendment threshold than that of some other special purpose acquisition companies. It may be easier for us, therefore, to amend the Amended and Restated Memorandum and Articles of Association to facilitate the completion of the Business Combination that some of our shareholders may not support.
The Amended and Restated Memorandum and Articles of Association provide that any of its provisions related to pre-Business Combination activity (including the requirement to deposit proceeds of the IPO and the private placement of warrants into the Trust Account and not release such amounts except in specified circumstances, and to provide Redemption Rights to Public Shareholders as described herein) may be amended if approved by special resolution, meaning holders of not less than two-thirds of our ordinary shares who attend and vote at a general meeting of the company, and corresponding provisions of the trust agreement governing the release of funds from our Trust Account may be amended if approved by holders of 65% of our ordinary shares. Collier Creek’s directors and executive officers, who collectively beneficially owned 21.25% of our issued and outstanding ordinary shares, will participate in any vote to amend the Amended and Restated Memorandum and Articles of Association and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of the Amended and Restated Memorandum and Articles of Association which govern our pre-Business Combination behavior more easily than some other special purpose acquisition companies, and this may increase our ability to complete the Business Combination with which you do not agree. Our shareholders may pursue remedies against us for any breach of the Amended and Restated Memorandum and Articles of Association.

The Sponsor, executive officers and directors agreed, pursuant to agreements with us, that they will not propose any amendment to the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of our obligation to provide for the redemption of our Public Shares in connection with the Business Combination combination or to redeem 100% of our Public Shares if we do not complete the Business Combination within 24 months from the closing of the IPO, unless we provide our Public Shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of taxes paid or payable), divided by the number of then outstanding Public Shares. Our shareholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against the Sponsor, executive officers or directors for any breach of these agreements. As a result, in the event of a breach, our shareholders would need to pursue a shareholder derivative action, subject to applicable law.
We may amend the terms of the warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least 50% of the then outstanding Public Warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number of Class A ordinary shares purchasable upon exercise of a warrant could be decreased, all without your approval.
Our warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 50% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of Class A ordinary shares or Class A common stock, as applicable, purchasable upon exercise of a warrant.
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of  $0.01 per warrant, provided that the last sale price of our Class A ordinary shares or Class A common stock, as applicable, equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which notice of such redemption is given. We will not redeem the warrants unless an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A common stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Private Placement Warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.
In addition, we may redeem your warrants after they become exercisable for a number of Class A ordinary shares or Class A common stock, as applicable, determined based on the redemption date and the fair market value of our Class A ordinary shares or Class A common stock, as applicable. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of the Class A ordinary shares or Class A common stock, as applicable, had your warrants remained outstanding.
Our warrants may have an adverse effect on the market price of our Class A Common Stock.
We issued warrants to purchase 14,666,666 of our Class A ordinary shares as part of the units offered in the IPO and, simultaneously with the closing of the IPO, we issued in a private placement an aggregate of 7,200,000, each exercisable to purchase one Class A ordinary share at $11.50 per share. We will also issue 1,166,666 Forward Purchase Warrants pursuant to the Forward Purchase Agreements. Upon the Domestication, the warrants will entitle the holders to purchase shares of Class A common stock of the Company. Such warrants, when exercised, will increase the number of issued and outstanding Class A common stock and reduce the value of the Class A common stock.
We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources, and increase the time and costs of completing an acquisition.
Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2019. Only in the event we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. Further, for as long as we remain an emerging growth company, we will not be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. Following the Business Combination, we will be required to assure that it is in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal control system to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete the Business Combination as well as impose obligations of the Company following the Business Combination.
Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.
We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.
Upon completion of the Business Combination, the Sellers will collectively hold more than 50% of the voting power in the Company. The NYSE may consider the Company to be a “controlled company” within the meaning of the NYSE rules and, as a result, it may qualify for exemptions from certain corporate governance requirements.
Upon completion of the Business Combination, the Sellers will collectively hold more than 50% of the voting power in the Company. As a result, the NYSE may consider the Company to be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:
•
it have a board that includes a majority of “independent directors,” as defined under the rules of the NYSE;

•
it have a compensation committee of the board that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•
it have a nominating and corporate governance committee of the board that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

The Company does not intend to utilize these exemptions and intends to comply with the corporate governance requirements of the NYSE, subject to applicable phase-in rules. However, if the Company determines in the future to utilize some or all of these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

SHAREHOLDERS MEETING
Date, Time and Place of Shareholders Meeting
Collier Creek’s shareholders meeting is to be held at 9 a.m., Eastern Daylight Time, on August 27, 2020, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022, or via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the Internet. If we take this step, we will announce the decision to do so via a press release and posting details on our website that will also be filed with the SEC as proxy material.
Purpose of the Shareholders Meeting
At the Shareholders Meeting, Collier Creek is asking holders of its ordinary shares:
•
to consider and vote upon the Domestication Proposal. The forms of the proposed Certificate of Incorporation and proposed Bylaws of the Company to become effective upon the Domestication are attached to this proxy statement/prospectus as Annex A and Annex B, respectively;

•
to consider and vote upon a proposal to adopt and approve the Business Combination. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex C;

•
to consider and vote upon the approval of the Equity Incentive Plan. A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus as Annex D; and

•
to consider and vote upon each of the Organizational Documents Proposals and thereby (i) authorize change to authorized capital stock, (ii) authorize the Company Board to make issuances of preferred stock, (iii) subject the charter to the director nomination provisions of the Investor Rights Agreement, (iv) authorize the removal of the ability of the Company’s stockholders to take action by written consent in lieu of a meeting unless such action is recommended or approved by all directors then in office, (v) authorize the classification of the Company Board into three classes of directors with staggered three-year terms and make certain associated changes, (vi) adopt Delaware as the exclusive forum for certain stockholder litigation and (vii) approve other changes to be made in connection with the adoption of organizational documents. A copy of the proposed Certificate of Incorporation and proposed Bylaws is attached to this proxy statement/prospectus as Annex A and B, respectively.

Recommendation of the Collier Creek Board with Respect to the Proposals
The Collier Creek Board has unanimously approved each of the Proposals.
The Collier Creek Board unanimously recommends that shareholders:
•
Vote “FOR” the Domestication Proposal;

•
Vote “FOR” the Business Combination Proposal;

•
Vote “FOR” the Equity Incentive Plan Proposal;

•
Vote “FOR” each of the Organizational Documents Proposals; and

•
Vote “FOR” the Adjournment Proposals.

Record Date; Outstanding Shares; Shareholders Entitled to Vote
Collier Creek has fixed the close of business on July 30, 2020, as the Record Date for determining the Collier Creek shareholders entitled to notice of and to attend and vote at the Shareholders Meeting. As of the close of business on such date, there were 44,000,000 Class A ordinary shares and 11,875,000 Class B ordinary shares outstanding and entitled to vote. The Class A ordinary shares and the Class B ordinary shares vote together as a single class, except in the election of directors, as to which only the Class B ordinary shares vote, and each share is entitled to one vote per share at the Shareholders Meeting.

The Sponsor owns 11,680,000 Class B ordinary shares. Pursuant to the Insider Letter Agreement among Collier Creek, the Sponsor and Collier Creek’s directors and officers, (i) the 11,680,000 Class B ordinary shares owned by the Sponsor and (ii) any other ordinary shares of Collier Creek owned by the Sponsor or Collier Creek’s officers and directors will be voted in favor of the Business Combination Proposal at the Shareholders Meeting. Under the Business Combination Agreement, Collier Creek agreed to enforce the voting obligations contained in the Insider Letter Agreement against the Sponsor and the Collier Creek officers and directors.
Quorum and Required Vote
A quorum of Collier Creek shareholders is necessary to hold the Shareholders Meeting. The presence, in person or by proxy, of Collier Creek shareholders representing a majority of the ordinary shares issued and outstanding on the Record Date and entitled to vote on the Shareholder Proposals to be considered at the Shareholders Meeting will constitute a quorum for the Shareholders Meeting.
Each of the Domestication Proposal, the Business Combination Proposal and the Required Organizational Documents Proposals is interdependent upon the others and must be approved in order for Collier Creek to complete the Business Combination as contemplated by the Business Combination Agreement. The Organizational Documents Proposals that are not Required Organizational Documents Proposals and the Equity Incentive Plan Proposal are conditioned on the approval of the Condition Precedent Proposals, however, if each of the Organizational Documents Proposals do not receive approval at the Shareholders Meeting from the holders of at least two-thirds of the ordinary shares of Collier Creek as of the Record Date that are present and vote at the Shareholders Meeting, the Business Combination can close only if the Sellers and Collier Creek waive certain conditions to closing under the Business Combination Agreement. The Adjournment Proposal is not conditioned upon the approval of any of the other proposals. The Business Combination Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Collier Creek Shares that are present and vote at the Shareholders Meeting. The Domestication Proposal and the Organizational Documents Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Collier Creek Shares as of the Record Date that are present and vote at the Shareholders Meeting. If any of the Domestication Proposal, the Business Combination Proposal or any of the Required Organizational Documents Proposals fails to receive the required approval, none of the Proposals will be approved and the Business Combination will not be completed.
Voting Your Shares
Each Collier Creek Share that you own in your name entitles you to one vote. If you are a record owner of your shares and/or warrants, there are two ways to vote your Collier Creek Shares at the Shareholders Meeting:
You Can Vote By Signing and Returning the Enclosed Proxy Card.   If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Collier Creek Board “FOR” the Domestication Proposal, the Business Combination Proposal, the Equity Incentive Plan Proposal and each of the Organizational Documents Proposal.
You Can Attend the Shareholders Meeting and Vote in Person.   When you arrive, you will receive a ballot that you may use to cast your vote.
If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the Shareholders Meeting and vote in person and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Collier Creek can be sure that the broker, bank or nominee has not already voted your shares.

Abstentions and Broker Non-Votes
Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the Shareholder Proposals.
Revoking Your Proxy; Changing Your Vote
If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:
•
you may send another proxy card with a later date;

•
you may notify Collier Creek’s secretary in writing before the Shareholders Meeting that you have revoked your proxy; or

•
You may attend the Shareholders Meeting, revoke your proxy and vote in person as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.
Redemption Rights
Pursuant to the Existing Organizational Documents, a Public Shareholder may request of Collier Creek that the Company redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)
(a) hold Public Shares, or (b) if you hold Public Shares through Units, you elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your Redemption Rights with respect to the Public Shares;

(ii)
submit a written request to Continental Stock Transfer & Trust Company, Collier Creek’s transfer agent, in which you (a) request that the Company redeem all or a portion of your Public Shares for cash, and (b) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

(iii)
deliver your Public Shares to Continental Stock Transfer & Trust Company, Collier Creek’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Public Shareholders may seek to have their Public Shares redeemed by Collier Creek, regardless of whether they vote for or against the Business Combination or any other Shareholder Proposals and whether they held Public Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds Public Shares of Collier Creek on or before August 25, 2020 (two (2) business days before the Shareholders Meeting) will have the right to demand that his or her Public Shares be redeemed for a full pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $452,625,000 on August 5, 2020 and including anticipated additional interest through the closing of the Business Combination (assuming interest accrues at recent rates and no additional tax payments are made out of the Trust Account), the estimated per share redemption price is expected to be approximately $10.29. A Public Shareholder that has properly tendered his or her Public Shares for Redemption will be entitled to receive his or her pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such Public Shares only if the Business Combination is completed. If the Business Combination is not completed, the Redemptions will be canceled and the tendered Public Shares will be returned to the relevant Public Shareholders as appropriate.
Collier Creek Public Shareholders who seek to redeem their Public Shares must demand Redemption no later than 5:00 p.m., Eastern Daylight Time, on August 25, 2020 (two (2) business days before the Shareholders Meeting) by (i) submitting a written request to the Transfer Agent that Collier Creek redeem such Public Shareholder’s Public Shares for cash, (ii) affirmatively certifying in such request to the Transfer Agent for Redemption if such Public Shareholder is acting in concert or as a “group” (as described in

Section 13(d)(3) of the Exchange Act) with any other shareholder with respect to Public Shares of Collier Creek and (iii) delivering their ordinary shares, either physically or electronically using DTC’s DWAC System, at the Public Shareholder’s option, to the Transfer Agent prior to the Shareholders Meeting. If a Public Shareholder holds the Public Shares in street name, such Public Shareholder will have to coordinate with his or her broker to have such Public Shares certificated or delivered electronically. Certificates that have not been tendered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming Public Shareholder. In the event the Business Combination is not completed, this may result in an additional cost to Public Shareholders for the return of their shares.
Any demand to redeem such Public Shares once made may be withdrawn at any time up to the vote on the Business Combination. Furthermore, if a Public Shareholder demands Redemption of such shares and subsequently decides prior to the applicable date not to elect to exercise such rights, he or she may simply request that the Transfer Agent return the shares (physically or electronically).
Any corrected or changed written demand of Redemption Rights must be received by Collier Creek’s secretary two business days prior to the vote taken on the Business Combination Proposal at the Shareholders Meeting. No demand for Redemption will be honored unless the Public Shareholder’s Shares have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Shareholders Meeting.
Public Shareholders seeking to exercise their Redemption Rights and opting to deliver physical certificates should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Collier Creek’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Collier Creek does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
A Public Shareholder will be entitled to receive cash for these shares only if the shareholder properly demands Redemption as described above and the Business Combination is completed. If a Public Shareholder properly seeks Redemption and the Business Combination is completed, Collier Creek will redeem these shares for cash and the holder will no longer own these shares following the Business Combination. If the Business Combination is not completed for any reason, then the Public Shareholders who exercised their Redemption Rights will not be entitled to receive cash for their shares. In such case, Collier Creek will promptly return any shares delivered by the Public Shareholders. Collier Creek and Utz will not complete the Business Combination if, immediately prior to the Closing and after payment of all transaction and other expenses payable by Collier Creek and payments for Redemptions (but without regard to any assets or liabilities of the Target Companies), Collier Creek does not have net tangible assets of at least $5,000,001. It is a condition to Seller’s obligations to complete the Business Combination that the Available Closing Date Equity is sufficient to meet the Minimum Cash Condition. However, Sellers may waive this condition in whole or in part. For more information, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Closing Conditions.”
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as described in Section 13(d)(3) of the Exchange Act) will be restricted from seeking Redemption Rights with respect to 15% or more of Collier Creek’s Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by Collier Creek.
Pursuant to the Insider Letter Agreement, the Sponsor, officers and directors of Collier Creek have waived all of their Redemption Rights and will not have Redemption Rights with respect to any Collier Creek Shares owned by them, directly or indirectly.

Holders of the warrants will not have redemption rights with respect to the warrants.
The closing price of Collier Creek Class A ordinary shares on August 5, 2020 was $13.80. The cash held in the Trust Account as of August 5, 2020 was approximately $10.29 per Public Share. Prior to exercising Redemption Rights, shareholders should verify the market price of Collier Creek Shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their Redemption Rights if the market price per share is higher than the Redemption price. Collier Creek cannot assure its shareholders that they will be able to sell their Collier Creek Shares in the open market, even if the market price per share is higher than the Redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares. A Public Shareholder who properly exercises its Redemption Rights pursuant to the procedures set forth herein will be entitled to receive a full pro rata portion of the aggregate amount then on deposit in the Trust Account, less any amounts necessary to pay Collier Creek’s taxes.
Appraisal Rights
Collier Creek’s shareholders do not have appraisal rights under Cayman Islands law or otherwise in connection with the Business Combination Proposal or the other Proposals.
Proxy Solicitation
Collier Creek is soliciting proxies on behalf of the Collier Creek Board. This solicitation is being made by mail but also may be made by telephone or in person. Collier Creek and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Collier Creek will bear all of the costs of the solicitation, which Collier Creek estimates will be approximately $32,500 in the aggregate. Collier Creek has engaged Morrow as proxy solicitor to assist in the solicitation of proxies.
Collier Creek will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Collier Creek will reimburse them for their reasonable expenses.
If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Shareholders Meeting. A shareholder may also change its vote by submitting a later-dated proxy as described in the section entitled “— Revoking Your Proxy.”
Householding
The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits Collier Creek, with your permission, to send a single notice of meeting and, to the extent requested, a single copy of this proxy statement/prospectus to any household at which two or more Collier Creek shareholders reside if they appear to be members of the same family. This rule is called “householding,” and its purpose is to help reduce printing and mailing costs of proxy materials.
A number of brokerage firms have instituted householding for shares held in “street name.” If you and members of your household have multiple accounts holding ordinary shares of Collier Creek, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.
Who Can Answer Your Questions About Voting Your Shares?
If you are a holder of Collier Creek’s ordinary shares and have any questions about how to vote or direct a vote in respect of your securities, you may call Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing CCH.info@investor.morrowsodali.com.

SHAREHOLDER PROPOSAL 1: THE DOMESTICATION PROPOSAL
Overview
Collier Creek is proposing to change its corporate structure and domicile from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. This change will be implemented as a legal continuation of Collier Creek under the applicable laws of Cayman Islands and the State of Delaware as described under “— Manner of Effecting the Domestication and the Legal Effect of the Domestication.”
The Domestication will be effected by the filing of a Certificate of Corporate Domestication and the Certificate of Incorporation with the Delaware Secretary of State and filing an application to de-register Collier Creek with the Registrar of Companies of the Cayman Islands. In connection with the Domestication, all outstanding securities of Collier Creek will convert to outstanding securities of the continuing Delaware corporation. The Domestication will become effective simultaneously with the completion of the Business Combination. The proposed Certificate of Incorporation, which will become effective upon the Domestication, is attached to this proxy statement/prospectus as Annex A.
At the effective time of the Domestication, which will be the closing date of the Business Combination, the separate existence of Collier Creek will cease as a Cayman Islands exempted company and will become and continue as a Delaware corporation. The Memorandum and Articles of Association will be replaced by the Certificate of Incorporation and Bylaws and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and you will become a stockholder of the Company with all rights as such governed by Delaware law.
In connection with the Domestication and simultaneously with the Business Combination, the corporate name of Collier Creek will change to “Utz Brands, Inc.”
Reasons for the Domestication
The Collier Creek Board believes that it would be in the best interests of Collier Creek, simultaneously with the completion of the Business Combination, to effect the Domestication. The primary reason for the Domestication is to enable the Company to avoid certain taxes that would be imposed on the Company if the Company were to conduct an operating business in the United States as a foreign corporation following the Business Combination.
In addition, because the Company will operate within the United States following the Business Combination, it was the view of the Collier Creek Board that the Company should also be structured as a corporation organized in the United States. In addition, the Collier Creek Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Company’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures Collier Creek is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its prevalence as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to the Company’s corporate legal affairs.
Reasons for the Name Change
The Collier Creek Board believes that it would be in the best interests of Collier Creek to, in connection with the Domestication and simultaneously with the Business Combination, change the corporate name to “Utz Brands, Inc.” in order to more accurately reflect the business purpose and activities of the Company.

Regulatory Approvals; Third Party Consents
Collier Creek is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication; however, because the Domestication must occur simultaneously with the Business Combination, it will not occur unless the Business Combination can be completed, which will require the approvals as described below under the section entitled “Shareholder Proposal 2: The Business Combination Proposal.” Collier Creek must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with NYSE of a press release disclosing the Domestication, among other things.
The Domestication will not breach any covenants or agreements binding upon Collier Creek and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.
Certificate of Incorporation and Bylaws
Commencing with the effective time of the Domestication, which will be the closing date of the Business Combination, the Certificate of Incorporation and Bylaws will govern the rights of stockholders in the Company.
A chart comparing your rights as a holder of ordinary shares of Collier Creek as a Cayman Islands exempted company with your rights as a holder of the Company’s Class A common stock as a Delaware corporation can be found below in “— Comparison of Shareholder Rights under the Applicable Corporate Law Before and After the Domestication.”
Directors and Officers Following the Domestication and the Business Combination
The five Seller Nominees and the five Sponsor Nominees will comprise the Board appointed in connection with the Domestication and the completion of the Business Combination. The officers of the Company following the simultaneous completion of the Domestication and the Business Combination will be the officers of Utz who held such positions immediately prior to the completion of the Business Combination and the Domestication.
Tax Consequences to Holders of Collier Creek Shares Who Receive Company Common Stock as a Result of the Domestication
In connection with the Domestication, holders of Collier Creek Shares who do not elect to exercise their Redemption Rights will receive shares of Class A common stock. For a discussion of the material U.S. federal income tax consequences of the Domestication, see the section entitled “— Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders.”
Manner of Effecting the Domestication and the Legal Effect of the Domestication
Delaware Law
Pursuant to Section 388 of the DGCL, a non-United States entity may become domesticated as a Delaware corporation by filing with the Delaware Secretary of State a Certificate of Corporate Domestication and a Certificate of Incorporation, certifying to the matters set forth in Section 388 of the DGCL. The Domestication must be approved in the manner provided for by the instrument or other writing governing the internal affairs of the non-United States entity and the conduct of its business or by applicable non-Delaware law, as appropriate and the Certificate of Incorporation must be approved by the same authorization required to approve the Domestication.
When a non-United States entity has become domesticated as a Delaware corporation, for all purposes of Delaware law, the corporation will be deemed to be the same entity as the domesticating non-United States entity and the domestication will constitute a continuation of the existence of the domesticating non-United States entity in the form of a Delaware corporation. When any domestication will have become effective, for all purposes of Delaware laws, all of the rights, privileges and powers of the non-United States entity that has been domesticated and all property, real, personal and mixed and all debts due to such non-United States entity, as well as all other things and causes of action belonging to such non-United States entity, will remain vested in the corporation to which such non-United States entity has been domesticated (and also in the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and will be the property of such corporation (and also of the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication); but all rights of creditors and all liens upon any property of such non-United States entity will be preserved unimpaired and all debts, liabilities and duties of the non-United States entity that has been domesticated will remain attached to the corporation to which such non-United States entity has been domesticated (and also to the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as such corporation. The rights, privileges, powers and interests in property of the non-United States entity, as well as the debts, liabilities and duties of the non-United States entity, will not be deemed, as a consequence of the domestication, to have been transferred to the corporation to which such non-United States entity has domesticated for any purpose of the laws of the State of Delaware.
Cayman Islands Law
If the Domestication Proposal is approved, Collier Creek will also apply to deregister as a Cayman Islands exempted company pursuant to the Cayman Islands Companies Law. Upon the deregistration, Collier Creek will no longer be subject to the provisions of the Cayman Islands Companies Law. Except as provided in the Cayman Islands Companies Law, the deregistration will not affect the rights, powers, authorities, functions and liabilities or obligations of Collier Creek or any other person.
Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication
When the Domestication is completed, the rights of stockholders will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands. Certain differences exist between the DGCL and the Cayman Islands Companies Law that will alter certain of the rights of shareholders and affect the powers of the Company Board and management following the Domestication.
Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Islands Companies Law.

The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this proxy statement/prospectus, we may continue to refer to the share owners of the Company as “shareholders.”
Provision	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware.	The Companies Law ((2020) Revision).
General Vote Required for Combinations with Interested Stockholders/Shareholders	Generally a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.	No Similar Provision.
Appraisal Rights	Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a Business Combination Agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.	Shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.
Requirements for Stockholder/Shareholder Approval	Subject to the certificate of incorporation, stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, dissolution and amendments of constitutional documents require a majority of outstanding shares; most other	Subject to the articles of association, matters which require shareholder approval, whether under Cayman Islands statute or the company’s articles of association, are determined (subject to quorum requirements) by simple majority of the shares

Provision	Delaware	Cayman Islands
	stockholder approvals require a majority of those present and voting, provided a quorum is present.	present and voting at a meeting. Where the proposed action requires approval by “Special Resolution” (such as the amendment of the company’s constitutional documents) the approval of not less than two-thirds of the shares present and voting at a meeting is required, subject to any additional higher thresholds that may be included in an entity’s articles of association.
Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one-third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.	Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements.	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances.
Removal of Directors	Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the charter otherwise provides, in the case of a	A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Provision	Delaware	Cayman Islands
corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board. Because the corporation board will be classified after the closing of the Business Combination, a director may be removed from office only for cause and only by the affirmative vote of at least a majority of the total voting power of the outstanding shares of capital stock of the corporation entitled to vote in any annual election of directors or class of directors, voting together as a single class.
Number of Directors	The number of directors is fixed by the Bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The Bylaws may provide that the board may increase the size of the board and fill any vacancies.	Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.
Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.	A director owes a fiduciary duty to exercise loyalty, honesty and good faith to the company as a whole.
In addition to fiduciary duties, directors owe a duty of care, diligence and skill.
Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

Provision	Delaware	Cayman Islands
Indemnification of Directors and Officers	A corporation shall have the power to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.	A Cayman Islands exempted company generally may indemnify its directors or officers, except with regard to fraud or willful default.
Limited Liability of Directors	Permits the limiting or eliminating of the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.	Liability of directors may be limited, except with regard to their own fraud or willful default.
Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication
When the Domestication is completed, the rights of shareholders will be governed by the Certificate of Incorporation and Bylaws, rather than the Amended and Restated Memorandum and Articles of Association (which will cease to be effective) and the rights of shareholders and the scope of the powers of the Company Board and management will be altered as a result.
Shareholders should consider the following summary comparison of the Certificate of Incorporation and Bylaws, on the one hand, and the Amended and Restated Memorandum and Articles of Association, on the other. This comparison assumes that the changes to be made to the proposed Certificate of Incorporation and proposed Bylaws in connection with the Organizational Documents Proposals are approved. This comparison is not intended to be complete and is qualified in its entirety by reference to the Amended and Restated Memorandum and Articles of Association and the proposed Certificate of

Incorporation and Bylaws of the Company. You should read the form of Certificate of Incorporation and form of Bylaws attached to this proxy statement/prospectus as Annex A and Annex B, respectively, carefully in their entirety.
Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
Corporate Purpose
The purpose shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL.	The objects for which Collier Creek was established are unrestricted and it shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
Capital Stock
The total number of shares of all classes of capital stock which the Company shall have authority to issue is 1,064,249,000 of which 1,000,000,000 shares shall be Class A common stock, par value $0.0001 per share, 1,000,000 shares shall be Series B-1 common stock, par value $0.0001 per share. 1,000,000 shares shall be Series B-2 common stock, par value $0.0001 per share, 61,249,000 shares shall be Class V common stock, par value $0.0001 per share, and 1,000,000 shall be Preferred Stock, par value $0.0001 per share.	Collier Creek’s authorized share capital is $45,100, which consists of 451,000,000 shares, consisting of 400,000,000 Class A ordinary shares, par value $0.0001 per share, 50,000,000 Class B ordinary shares, par value $0.0001 per share and 1,000,000 preferred shares, par value $0.0001 per share.
Preferred Stock. The Board of Directors is expressly granted authority to issue shares of Preferred Stock, in one or more series, and to fix for each such series the number of shares constituting such series and the designation, the voting powers (if any), and the powers, preferences and relative, participating, optional, or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the Class A common stock, Class V common stock or Preferred Stock, unless a vote of any such holders is required pursuant to the Certificate of Incorporation or any Preferred Stock Designation.	Preferred Shares. The Directors may allot, issue, grant options over or otherwise dispose of preferred shares (including fractions of a preferred share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Cayman Islands Companies Law and the articles of association) vary such rights.
Common Stock. Each holder of Class A common stock and Class V common stock is entitled to one vote for each share of Class A common stock and Class V common stock, respectively, held of record	Ordinary Shares. The Directors may allot, issue, grant options over or otherwise dispose of Ordinary Shares (including fractions of an Ordinary Share) with or without preferred, deferred or other rights

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
by such holder on all matters on which stockholders generally are entitled to vote.	or restrictions, whether in regard to dividends or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Cayman Islands Companies Law and the articles of association) vary such rights.
Directors; Classes
Subject to the Certificate of Incorporation and the Investor Rights Agreement, the Board of Directors will determine the number of directors who will serve on the board. The exact number of directors will be fixed from time to time by a majority of the Board of Directors. The Board of Directors will be divided into three classes designated as Class I, Class II and Class III. Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the closing of the Business Combination. Class II and Class III directors shall initially serve for a term expiring at the second and third annual meeting of stockholders following the closing of the Business Combination, respectively. At each succeeding annual meeting, successors to the class of directors whose term expires at that annual meeting will be elected for a term expiring at the third succeeding annual meeting of stockholders. There will be no limit on the number of terms a director may serve on the Board of Directors.	The holders of the Class B ordinary shares may, by ordinary resolution, increase or decrease the number of directors. The Board of Directors are divided into three classes designated as Class I, Class II and Class III. Class I directors initially served for a term expiring at the 2019 annual general meeting of the company. Class II and Class III directors’ terms expire at the 2020 and 2021 annual general meeting, respectively. At each succeeding annual meeting, successors to the class of directors whose term expires at that annual meeting are elected for a term of three years. There is no limit on the number of terms a director may serve on the board of Directors.
Board Vacancies; Removal
Any vacancy on the Board of Directors, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office.	Except as the Cayman Islands Companies Law or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the charter documents), or by the sole remaining Director. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
Stockholder/Shareholder Voting

Election of directors need not be by ballot unless the Bylaws so provide.
Subject to the rights of holders of any series of Preferred Stock, special meetings of the stockholders of the Company may be called only by or at the direction of the board, the chairman of the board or the chief executive officer of the Company.
Stockholders must comply with certain advance notice procedures to nominate candidates to the Company Board or to propose matters to be acted upon at a stockholders’ meeting.
Except with respect to any action required or permitted to be taken by the holders of Class V common stock, voting separately as a class, or pursuant to a certificate of designation by the holders of one or more series of Preferred stock, voting separately as a series or separately as a class with one or more other such series, any action required or permitted to be taken by the holders of stock of the Company must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders unless such action is recommended by all directors of the Company then in office.
Votes of shareholders shall be decided on a poll.
Amendments to the Governing Documents

The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to, or repeal the Bylaws.
The affirmative vote of the holders of at least 66 2∕3% of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, repeat or rescind, in whole or in part, any provision of Article I, Article II or Article IV of the Bylaws of the Company, or to adopt any provision inconsistent therewith and, with respect to any other provision of the Bylaws, the affirmative vote of the holders of at least a majority of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders of the Company to alter, amend, repeal or rescind, in whole or in part, any provision of the Bylaws of
The Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution of the shareholders.

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association

the Company, or to adopt any provision inconsistent therewith.
Certain provisions of the Certificate of Incorporation may only be amended, altered, repealed, or rescinded by the affirmative vote of the holders of at least 66-2/3% of the total voting power of all the then outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

Authority of the Directors
The directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company; subject, nevertheless, to the provisions of the statutes of Delaware, of the Certificate of Incorporation, and to any Bylaws from time to time made by the stockholders; provided, however, that no Bylaw so made shall invalidate any prior act of the directors which would have been valid if such Bylaw had not been made.	The business shall be managed by the Directors who may exercise all the powers of the company.
Liability of Directors
A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this provision by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company with respect to events occurring prior to the time of such repeal or modification.	Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. The Amended and Restated Memorandum and Articles of Association provides for indemnification of officers and directors, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default.
Indemnification of Directors, Officers, Employees and Others
Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative or any	See “Liability of Directors” above

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
other type whatsoever, by reason of the fact that he or she is or was a director or an officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Company to the fullest extent permitted by Delaware law against all expense, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith, provided, however, that, except in certain circumstances, the Company shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Company Board. An indemnitee shall also have the right to be paid by the Company the expenses (including attorney’s fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under the Bylaws.
Exclusive Forum
Unless the Company consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Company to the Company or the Company’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company (a) arising pursuant to any provision of the DGCL, the Certificate of Incorporation (as it may be amended or restated) or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery or (iv) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (iv), to the fullest extent permitted by law, be solely and exclusively brought in the Delaware Court of Chancery; provided,	No Similar Provision

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of Article XII of the Certificate of Incorporation will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.
Business Opportunities
The Company renounces any interest or expectancy that it has in, or right to be offered an opportunity to participate in, any business opportunities that may be a corporate opportunity for its directors or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our employees. Non-employee directors or his or her affiliates have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Company or its affiliates now engage or propose to engage or (ii) otherwise competing with the Company or its affiliates. In the event that any non-employee director or any of his or her affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself or its or his or her affiliates or for the Company or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to the Company or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Company does not renounce its interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. A business opportunity will not be deemed to be a potential corporate opportunity for the Company if it is a	No Similar Provision

Delaware Certificate of Incorporation and Bylaws	Cayman Islands Amended and Restated Memorandum and Articles of Association
business opportunity that (i) the Company is neither financially or legally, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Company’s business or is of no practical advantage to the Company, (iii) is one in which the Company has no interest or expectancy or (iv) is presented to any account for the benefit of a member of the Board or such member’s Affiliate over which such member of the Board has no direct or indirect influence or control, including, but not limited to, a blind trust.
Transactions with Certain Stockholders/Shareholders
The Company has elected not to be subject to provisions Section 203 of the DGCL, which generally prohibits “interested stockholders” (stockholders holding 15% or more of the outstanding stock) from engaging in business combinations with the Company for a period of time unless certain conditions are met. However, the Certificate of Incorporation includes a provision that is substantially similar to Section 203 of the DGCL, but excludes certain stockholders as specified in the Investor Rights Agreement from the definition of “interested stockholder.”	No Similar Provision
Accounting Treatment of the Domestication
The Domestication is being proposed solely for the purpose of changing the legal domicile of Collier Creek. There will be no accounting effect or change in the carrying amount of the assets and liabilities of Collier Creek as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Collier Creek immediately following the Domestication will be the same as those immediately prior to the Domestication.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, that Collier Creek Holdings be de-registered in the Cayman Islands pursuant to Article 51 of the Amended and Restated Articles of Association of Collier Creek Holdings and be registered by way of continuation as a corporation in the State of Delaware and conditional upon, and with effect from, the registration of Collier Creek Holdings in the State of Delaware as a corporation, governed by the Certificate of Incorporation attached as Annex A to the proxy statement/prospectus in respect of the Shareholders Meeting of the Company, with the laws of the State of Delaware, the name of the Company be changed from ‘Collier Creek Holdings’ to ‘Utz Brands, Inc.’”
Required Vote with Respect to the Domestication Proposal
The approval of the Domestication Proposal will require a special resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the Collier Creek Shares as of the Record Date that are present and vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.

The Domestication Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by Collier Creek’s shareholders.
Recommendation of the Collier Creek Board with Respect to the Domestication Proposal
THE COLLIER CREEK BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS
VOTE “FOR” THE DOMESTICATION PROPOSAL.

SHAREHOLDER PROPOSAL 2: THE BUSINESS COMBINATION PROPOSAL
Collier Creek is asking its shareholders to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. Shareholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex C to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. Please see the subsection entitled “The Business Combination Agreement” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read the Business Combination Agreement in its entirety before voting on this proposal.
We may complete the Business Combination only if it is approved by holders of a majority of the Collier Creek Shares that are present and vote at the Shareholders Meeting. If any of the Domestication Proposal, the Business Combination Proposal, or the Required Organizational Documents Proposal fails to receive the required Collier Creek shareholder approval, the Business Combination will not be completed. In addition, if each of the Organizational Documents Proposals does not receive approval at the Shareholders Meeting from the holders of at least two-thirds of the ordinary shares of Collier Creek as of the Record Date that are present and vote at the Shareholders Meeting, the Business Combination can close only if the Sellers and Collier Creek waive certain conditions to closing under the Business Combination Agreement.
The Business Combination Agreement
This section describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement and the Related Agreements. Collier Creek’s shareholders, warrant holders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement” are defined in the Business Combination Agreement.
The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure letters attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure letters were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision.
General Description of the Business Combination Agreement and Post-Closing Organizational Structure
On June 5, 2020 (the “Effective Date”), Collier Creek, Utz and the Sellers entered into the Business Combination Agreement, which provides for the consummation of the following transactions: (a) Collier Creek will change its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which Collier Creek will change its name to “Utz Brands, Inc.”; (b) the Sellers will amend and restate Utz’s limited liability company agreement to, among other things, increase the capitalization of Utz to permit the issuance and ownership of interests in Utz as contemplated by the Business Combination Agreement and admit the Company as the managing member of Utz; (c) the Sellers will retain an aggregate of 57,765,978 Common Company Units and 3,483,022 Restricted Company Units; and (d) Collier Creek will acquire an aggregate of 57,375,000 Common Company Units and 2,000,000 Restricted Company Units as follows: (i) Collier Creek will acquire a portion of such units from the Sellers in exchange for the Net Cash Consideration and 57,765,978 newly issued shares of Class V common stock, par value $0.0001 per share, of Collier Creek, which will have no economic value but will entitle the holder thereof to one vote per share, (ii) Collier Creek will acquire all of the equity interests held by UPA Seller in the Sellers at the Closing for cash in accordance with the Unit Purchase Agreement (described below under the heading Shareholder Proposal 2: The Business Combination Proposal — The Unit Purchase Agreement), which the Sellers will immediately redeem at Closing in exchange for a portion of such units in Utz and (iii) Collier Creek will contribute the Contribution Amount to Utz in exchange for the balance of such units in Utz. The Third Amended and Restated Limited Liability Company Agreement of Utz will provide the Sellers the right to exchange their retained Common Company Units, together with the cancellation of an equal number of shares of Class V common stock, for Class A common stock, subject to certain restrictions set forth therein. The Restricted Company Units retained by the Sellers will be subject to vesting conditions set forth in the Third Amended and Restated Limited Liability Company Agreement (described below under the heading Shareholder Proposal 2: The Business Combination Proposal — The Third Amended and Restated Limited Liability Company Agreement) and will not be exchangeable for Class A common stock or entitled to receive distributions from Utz (subject to payment of a catch-up amount, if and when vested) until such units vest in accordance with the terms of the Third Amended and Restated Limited Liability Company Agreement.
The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the Collier Creek Board and by the board of managers of Utz.

Existing Organizational Structure.
The diagrams below depict simplified versions of the current organizational structures of Collier Creek and Utz, respectively.

Organizational Structure Following the Business Combination
The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Domestication and the Business Combination.
Our organizational structure following the completion of the Business Combination, as described above, is commonly referred to as an umbrella partnership-C (or Up-C) corporation structure. This organizational structure will allow the Sellers to retain their equity ownership in Utz, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Common Company Units and Restricted Company Units. Those investors who, prior to the Business Combination, held Class A ordinary shares or Class B ordinary shares of Collier Creek will, by contrast, hold their equity ownership in Utz Brands, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes. We believe that the Sellers will generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. We do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment to us. See the section entitled “Risk Factors — Risks Related to the Business Combination and Collier Creek” for additional information on our organizational structure, including the Tax Receivable Agreement.
Business Combination Consideration
The aggregate consideration (the “Business Combination Consideration”) payable or issuable by Collier Creek in exchange for the 57,375,000 Common Company Units and 2,000,000 Restricted Company Units is comprised of (i) an amount in cash (the “UPA Seller Preferred Equity Purchase Consideration”) which shall be used by Collier Creek to acquire the preferred units in the Sellers owned by BSOF SN LLC (“UPA Seller”) at the Closing (which units shall be immediately redeemed by the Sellers at the Closing in exchange for a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek), (ii) an amount in cash (the “UPA Seller Common Equity Purchase Consideration”), which shall be used by Collier Creek to acquire the common units in the Sellers owned by UPA Seller at the Closing (which units shall be immediately redeemed by the Sellers at the Closing in exchange for a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek), (iii) $60 million less the UPA Seller Common Equity Purchase Consideration less certain amounts (the “Deducted Amount”) with respect to transactions by the Sellers and certain of their related parties following December 30, 2019 (the “Net Cash Consideration”) to acquire a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek, (iv) 57,765,978 shares of Class V common stock; provided that to the extent that the Net Cash Consideration is a negative number, then such number of shares of Class V common stock will be reduced by that number of shares of Class V common stock equal to (x) the amount by which the Net Cash

Consideration is a negative number, divided by (y) $10.00, and (v) a cash contribution to Utz (the “Contribution Amount”) in an amount equal to (a) the aggregate amount held in the trust account of Collier Creek following any Redemptions, which holds the net proceeds from the initial public offering and certain of the proceeds from the sale of the Private Placement Warrants, together with interest earned thereon (the “Trust Account”), which amount before any Redemptions equals approximately $452,625,000 as of August 5, 2020, plus (b) $35,000,000 of proceeds from the forward purchases (the “Forward Purchases”) of 3,500,000 Class A ordinary shares (the “Forward Purchase Shares”) and 1,166,666 redeemable warrants (the “Forward Purchase Warrants”) of Collier Creek pursuant to certain forward purchase agreements (the “Forward Purchase Agreements”) dated as of September 7, 2018, among Collier Creek, the Sponsor and Collier Creek’s independent directors, plus (c) the net proceeds from any Permitted Equity Financing (as defined in this proxy statement/prospectus), if any, less (d) the UPA Seller Preferred Equity Purchase Consideration, less (e) the UPA Seller Common Equity Purchase Consideration and less (f) the Net Cash Consideration, which Contribution Amount will be contributed to Utz in exchange for the issuance of a portion of the Common Company Units and Restricted Company Units acquired by Collier Creek. The Deducted Amount will be contributed to Utz. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Business Combination Consideration.”
The Performance Interests
As referenced above in “The Business Combination” and “The Business Combination Consideration,” the Sellers, the Company and the Sponsor Parties will hold a portion of their equity in connection with the Business Combination in the form of performance-based interests, which take the form of the Restricted Company Units (held by the Sellers and the Company) and the Restricted Sponsor Shares (held by the Sponsor Parties). The Restricted Company Units will vest and become Common Company Units as follows: (i) half of the Restricted Company Units will vest at such time as the 3-day VWAP of the Class A common stock is at least $12.50, which dollar threshold will be decreased by the aggregate amount of dividends per share paid by the Company after the Closing, (ii) the other half of the Restricted Company Units will vest at such time as the 3-day VWAP of the Class A common stock is at least $15.00, which dollar threshold will be decreased by the aggregate amount of dividends per share paid by the Company after the Closing, (iii) any then-unvested Restricted Company Units will vest upon the consummation of a qualifying change of control of the Company or Utz and (iv) any then-unvested Restricted Company Units, to the extent the liquidation value of the Common Company Units, taking into account the vesting of such Restricted Company Units and payment of any relevant Catch-Up Payment (as defined below), would meet the VWAP-based vesting threshold set forth in clause (i) and/or (ii) above with respect to any such Restricted Company Units, will vest upon such qualifying liquidation. The Restricted Sponsor Shares will convert into Class A common stock of the Company upon the vesting of the same number of Restricted Company Units held by the Company. Upon the conversion of the Restricted Company Units, or the conversion of the Restricted Sponsor Shares, the holder of such interest will be entitled to receive a payment equal to (i) in respect of a Restricted Company Unit, the amount of ordinary distributions paid on a Common Company Unit from Closing through (but not including) the date such Restricted Company Unit converts into a Common Company Unit and (ii) in respect of a Restricted Sponsor Share, the amount of dividends declared on a share of Class A common stock beginning at Closing and ending on the day before the date such Restricted Sponsor Share converts into a share of Class A common stock (such payments are referred to herein as, “Catch-Up Payments”). If any of the Restricted Company Units do not vest prior to the end of the Vesting Period, such units and the associated Restricted Sponsor Shares will be canceled for no consideration, and will not be entitled to receive any Catch-Up Payments. The Restricted Company Units are further described herein under the heading ‘‘Shareholder Proposal 2: The Business Combination Proposal — The Third Amended and Restated Limited Liability Company Agreement’’ and the Restricted Sponsor Shares are further described herein under the heading ‘‘Shareholder Proposal 2: The Business Combination Proposal — The Sponsor Side Letter Agreement.’’
Representations and Warranties
The Business Combination Agreement contains representations and warranties of Collier Creek, Utz and the Sellers, certain of which are qualified by materiality, material adverse effect, knowledge and other similar qualifiers and may be further modified and limited by the disclosure letters. See “— Material Adverse Effect” below.

Under the Business Combination Agreement, the Sellers have made customary representations and warranties, including those relating to: standing, qualification and power; ownership; authority, execution and delivery and enforceability; no conflict and consents; litigation; seller information; and securities law matters.
Under the Business Combination Agreement, Utz has made customary representations and warranties including relating to: standing, qualification and power; capitalization of Utz and Utz’s subsidiaries; authority, execution and delivery and enforceability; no conflict and consents; financial statements; absence of certain changes; compliance with law, permits; food law compliance; product recalls; accounts receivable and payable; affiliate transactions; litigation; taxes; intellectual property; employee and employee benefits; labor; environmental matters; material contracts; real and personal property; insurance; brokers’ and finders’ fees; company information; and solvency.
Under the Business Combination Agreement, Collier Creek has made customary representations and warranties including relating to: standing, qualification and power; capitalization; authority, execution and delivery, and enforceability; no conflict and consents; litigation; SEC documents and financial statements; information supplied; securities laws matters; business activities; tax matters; compliance with law; and brokers’ and finders’ fees.
Material Adverse Effect
Under the Business Combination Agreement, certain representations and warranties of Utz, Collier Creek and the Sellers are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. In respect of Collier Creek, such material adverse effect standard means any event, circumstance or state of facts that, individually or in the aggregate, has had or would be reasonably expected to have a material and adverse effect upon the ability of Collier Creek to perform its obligations and to consummate the transactions contemplated by the Business Combination Agreement and the agreements ancillary thereto.
Pursuant to the Business Combination Agreement, in respect of Utz and the Sellers, a “Material Adverse Effect” means any event, circumstance or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a material and adverse effect upon (a) the business, results of operations or financial condition of the Utz Companies (as defined therein), taken as a whole, or (b) the ability of Sellers or the Utz Companies, taken as a whole, to perform their respective obligations and to consummate the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements (as defined therein); provided, however, that, with respect to the foregoing clause (a), none of the following (or the effect of the following), alone or in combination, will constitute a Material Adverse Effect, or will be considered in determining whether a Material Adverse Effect has occurred: (i) changes that are the result of factors generally affecting the industries or markets in which the Utz Companies operate; (ii) the public announcement or pendency of the transactions contemplated by the Business Combination Agreement; (iii) changes in Law (as defined therein) or GAAP (as defined therein) or the interpretation thereof, in each case effected after the Effective Date (as defined therein); (iv) any failure of any Utz Company to achieve any projected revenue, earnings, expense, sales or other projections, forecasts, predictions or budgets prior to the Closing (it being understood that the underlying event, circumstance or state of facts giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether a Material Adverse Effect has occurred); (v) changes that are the result of economic factors affecting the national, regional or world economy or financial markets; (vi) any change in the financial, banking, or securities markets; (vii) any strike, embargo, labor disturbance, riot, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire, other weather-related or meteorological event, pandemic, epidemic, disease outbreak (including COVID-19) or other natural disaster or act of god; (viii) any national or international political conditions in any jurisdiction in which the Utz Companies conduct business; (ix) the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any United States territories, possessions or diplomatic or consular offices or upon any United States military installation, equipment or personnel; (x) any consequences arising from any action by a party required by the Business Combination Agreement (other than the Company’s compliance with Section 6.1(a) thereto, except as a result of the failure of Collier Creek to consent to an action following request for such consent by such party in accordance with the Business Combination Agreement); or (xi) any consequences arising from any action required to be taken (or omitted to be taken) by either Seller or any Utz Company at the written request of Collier Creek; provided, however, that any event, circumstance or state of facts resulting from a matter described in any of the foregoing clauses (i), (iii), (v), (vi), (vii) and (ix) may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such event, circumstance or state of facts has a material and disproportionate effect on the Utz Companies, taken as a whole, relative to other comparable entities operating in the industries or markets in which the Utz Companies operate (in which case only the incremental material and disproportionate impact may be taken into account in determining whether a Material Adverse Effect has occurred).
Closing and Effective Time of the Business Combination
The closing of the transactions contemplated by the Business Combination Agreement (the “Closing”) shall take place by conference call and by exchange of signature pages by email, fax or other electronic transmission at 9:00 a.m., Eastern Time, on (a) the fourth (4th) Business Day after the conditions described below under the section entitled “— Closing Conditions,” have been satisfied, or, if permissible, waived by the Party entitled to the benefit of the same (other than those conditions which by their terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or (b) such other date and time as the parties mutually agree.
Survival
Under the Business Combination Agreement, the parties to the agreement made customary representations and warranties for transactions of this type regarding themselves. The representations and warranties made under the Business Combination Agreement shall not survive the Closing, except that the representations and warranties relating to certain Prohibited Affiliate Transactions (as defined therein) survive the Closing. In addition, the parties to the Business Combination Agreement made covenants that are customary for transactions of this type. The covenants made under the Business Combination generally shall not survive the Closing, subject to exceptions, including, among others, certain covenants and agreements that by their terms are to be performed in whole or in part after the Closing.
Covenants of the Parties
The parties made certain customary mutual covenants and agreements in the Business Combination Agreement, including with respect to efforts to consummate the Business Combination and the transactions contemplated by the Business Combination Agreement, listing of the Company securities, SEC filings and communications, holding the meeting of Collier Creek shareholders, the EIP, exclusivity, mutual releases, and other matters.
Covenants of Collier Creek
Collier Creek made certain covenants under the Business Combination Agreement, including, among others, the following:
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to not amend or otherwise modify the Trust Agreement (as defined therein), Collier Creek’s organizational documents or the Forward Purchase Agreement;

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to not make material changes to accounting policies or methods, other than as required by GAAP or applicable law;

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to not withdraw funds from the Trust Account, other than as permitted by Collier Creek’s organizational documents or the Trust Agreement (as defined therein);

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subject to certain exceptions, to not take certain actions with respect to tax matters;

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subject to certain exceptions, to not sell, issue, redeem, assign, transfer, convey or otherwise dispose of any of its equity interests, or other rights or agreements in connection with its equity interests;

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subject to certain exceptions, declare, make or pay any dividend, other distribution or return of capital to its equityholders;

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subject to certain exceptions, to not adjust, split, combine or reclassify any of its equity interests;

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to not reduce the exercise price of any of its warrants;

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subject to certain exceptions and limitations, to not incur any indebtedness in excess of a certain threshold;

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to not make any working capital loan that permits or allows all or any portion of such loan to be converted into warrants or other of its equity securities;

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to not enter into certain transactions or contracts with a related party; or

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to not compromise, commence or settle certain pending or threatened proceedings.

Covenants of Utz and the Sellers
Utz and the Sellers each made certain covenants under the Business Combination Agreement, including, among others, the following covenants related to Utz:
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to conduct and operate its business in all material respects in the ordinary course of business and use commercially reasonable efforts to preserve their existing relationships with material customers, suppliers and distributors;

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to not amend any of the organizational documents of Utz;

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to not make any material changes to its accounting policies or methods other than as required by GAAP or applicable law;

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subject to certain exceptions, to not sell, issue, redeem, assign, transfer, pledge, convey or otherwise dispose of any of their equity interests, or other rights or agreements in connection with their equity interests;

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subject to certain exceptions, to not declare, make or pay any dividends or distribution to any equityholder of Utz;

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to not adjust, split, combine or reclassify any of its equity interests;

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subject to certain exceptions, to not incur any indebtedness in excess of a certain threshold;

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subject to certain exceptions, to not commit to or authorize certain capital expenditure above certain thresholds;

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subject to certain exceptions, to not amend or terminate any material contract or material lease;

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subject to certain exceptions, to not acquire the business, properties or assets, including equity interests of another person;

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subject to certain exceptions, to not propose, adopt or effect any plan of complete or partial liquidation, dissolution, recapitalization or reorganization;

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to not compromise, commence or settle certain proceedings above certain thresholds;

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subject to certain exceptions, to not make, increase, accelerate or grant any compensation or benefits to employees above certain thresholds;

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subject to certain exceptions, to not establish or adopt, or materially amend, or terminate any employee benefit plans;

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to not grant, accelerate or announce the grant or award of any equity or equity-based incentive awards;

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to not enter into certain affiliated transactions;

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subject to certain exceptions, to not take certain actions with respect to tax matters;

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to not hire or terminate (other than for cause) any individual with annual base compensation in excess of a certain threshold; or

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subject to certain exceptions, to not enter into or modify certain transactions or contracts with a related party.

Closing Conditions
Conditions to Each Party’s Obligations
The respective obligations of each party to the Business Combination Agreement to effect the Business Combination and the other transactions contemplated thereby are subject to the satisfaction or written waiver, in whole or in part, to the extent such conditions can be waived (to the extent permitted by applicable law) at or prior to the Closing of the following conditions, among others:
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if a filing is required in connection with the Hart-Scott Rodino Act, then the waiting period applicable to the consummation of the transactions contemplated by the Business Combination Agreement shall have expired or been terminated;

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there shall not be any applicable law in effect that makes the consummation of the transactions contemplated by the Business Combination Agreement illegal or any order in effect preventing the consummation of the transactions contemplated thereby;

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the approval of each of the Domestication Proposal, the Business Combination Proposal, and the Organizational Documents Proposals by Collier Creek shareholders;

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certain Collier Creek share redemptions shall have been completed in accordance with the terms of the Business Combination Agreement, Collier Creek’s governing documents, the Trust Agreement and the Form S-4;

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the conditions to closing set forth in the Unit Purchase Agreement with respect to the purchase of UPA Seller’s equity interests in the Sellers shall have been satisfied or waived and UPA Seller shall be ready, willing and able to sell and transfer such interests to Collier Creek pursuant to the Unit Purchase Agreement, and the transactions contemplated by the Unit Purchase shall be consummated substantially simultaneously with the Closing;

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Collier Creek’s governing documents shall be adopted and filed with the Secretary of State of the State of Delaware;

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the Sponsor Side Letter shall continue to be in full force and effect;

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the Minimum Cash Amount of $300,000,000 shall be available immediately prior to the Closing; and

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this Form S-4 shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued or no proceeding seeking such stop order shall have been threatened or initiated by the SEC that remains pending.

Conditions to Collier Creek’s Obligations
The obligations of Collier Creek to consummate the Business Combination and the other transactions contemplated by the Business Combination Agreement are subject to the satisfaction (or written waiver by Collier Creek, in whole or in part, to the extent such conditions can be waived) at or prior to the Closing Date of the following conditions, among others:
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duly executed officer’s certificate of Utz and the Sellers shall have been delivered certifying certain conditions set forth in the Business Combination Agreement;

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no Material Adverse Effect (as defined therein) shall have occurred since the Effective Date (as defined therein); and

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representations and warranties of Utz and the Sellers set forth in the Business Combination Agreement shall be true and correct as of the Closing Date as though then made, subject to certain exceptions where failure of the representations or warranties to be true would not have a Material Adverse Effect (as defined therein) (other than with respect to certain fundamental representations, which must be true and correct in all material respects).

Conditions to Utz and the Sellers’ Obligations
The obligations of Utz and the Sellers to consummate the Business Combination and the transactions contemplated by the Business Combination Agreement are subject to the satisfaction (or written waiver by the Sellers, in whole or in part, to the extent such conditions can be waived) at or prior to the Closing of the following conditions, among others:
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duly executed officer’s certificate of Collier Creek shall have been delivered certifying certain conditions set forth in the Business Combination Agreement; and

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representations and warranties of Collier Creek set forth in the Business Combination Agreement shall be true and correct as of the Closing Date as though then made, subject to certain exceptions where failure of the representations or warranties to be true would not have a Buyer Material Adverse Effect (as defined therein) (other than with respect to certain fundamental representations, which must be true and correct in all material respects).

Termination
The Business Combination Agreement may be terminated and the transactions contemplated therein abandoned at any time prior to the Closing by, among others, the following actions:
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mutual written consent of Sellers and Collier Creek;

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either Sellers or Collier Creek by written notice to the other party or parties, subject to certain exceptions, if any applicable law is in effect making the consummation of the transactions contemplated thereby illegal or any final, non-appealable order is in effect permanently preventing the consummation of the transactions contemplated thereby; provided that the terminating party is not in material breach of the Business Combination Agreement;

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either Sellers or Collier Creek, by written notice to the other party or parties if the consummation of the transactions contemplated by the Business Combination Agreement shall not have occurred on or before October 11, 2020 (the “Outside Date”); provided that if the Collier Creek shareholders approve an extension of the date required to consummate a Business Combination in accordance with the Existing Memorandum and Articles, the Outside Date shall automatically be extended to the earlier of (i) such extension date, and (ii) December 5, 2020; provided further, that the terminating party is not in material breach of the Business Combination Agreement;

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by Sellers, if Collier Creek breaches in any material respect any of its representations or warranties or breaches or fails to perform in any material respect any of its covenants such that certain conditions to the obligations of Sellers, as described in the section entitled “— Closing Conditions” above, are not capable of being satisfied and the breach (or breaches) is (or are) not cured or cannot be cured by the later of (i) thirty business days after written notice thereof, and (ii) the Outside Date; provided that the Sellers or Utz are not in material breach of the Business Combination Agreement; and

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by Collier Creek, if the Sellers or Utz breaches in any material respect any of their representations or warranties or breaches or fails to perform in any material respect any of their covenants such that certain conditions to the obligations of Collier Creek, as described in the section entitled “— Closing Conditions” above, are not capable of being satisfied and the breach (or breaches) is (or are) not cured or cannot be cured by the later of (i) thirty business days after written notice thereof, and (ii) the Outside Date; provided Collier Creek is not in material breach of the Business Combination Agreement.

Expenses
The fees and expenses incurred in connection with the Business Combination Agreement and ancillary agreements, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses. However, if the Closing occurs, then Utz will pay, or cause to be paid, all unpaid transaction expenses as of such time (including expenses of the Sponsor, Collier Creek and the Sellers).

Governing Law
The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
Amendments
The Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by each of Collier Creek, the Sellers and Utz.
Certain Agreements Related to the Business Combination
This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. Stockholders and other interested parties are urged to read such Related Agreements in their entirety.
Third Amended and Restated Limited Liability Company Agreement
Concurrently with the completion of the Business Combination, the existing second amended and restated limited liability company agreement of Utz will be further amended and restated in its entirety to become the Third Amended and Restated Limited Liability Company Agreement, in substantially the form attached as Annex E to this proxy statement/prospectus.
Rights of the Units
The Common Company Units will be entitled to share in the profits and losses of Utz and to receive distributions as and if declared by the managing member of the Company and will have no voting rights.
The Restricted Company Units will be subject to performance-based restrictions and will not be entitled to share in any profits or losses of Utz until the occurrence of an applicable vesting event with respect to such Restricted Company Unit, and upon the conversion date such Restricted Company Unit will convert into a Common Company Unit.
The Restricted Company Units will vest and become Common Company Units as follows: (i) half of the Restricted Company Units will vest at such time as the 3-day VWAP of the Class A common stock is at least $12.50, which dollar threshold will be decreased by the aggregate amount of dividends per share paid by the Company after the Closing, (ii) the other half of the Restricted Company Units will vest at such time as the 3-day VWAP of the Class A common stock is at least $15.00, which dollar threshold will be decreased by the aggregate amount of dividends per share paid by the Company after the Closing, (iii) any then-unvested Restricted Company Units will vest upon the consummation of a qualifying change of control of the Company or Utz and (iv) any then-unvested Restricted Company Units, to the extent the liquidation value of the Common Company Units, taking into account the vesting of such Restricted Company Units and payment of any relevant Catch-Up Payment, would meet the VWAP-based vesting threshold set forth in clause (i) and/or (ii) above with respect to any such Restricted Company Units, will vest upon such qualifying liquidation. Upon the conversion of a Restricted Company Unit, the holder of such Restricted Company Unit will be entitled to receive a payment equal to the amount of ordinary distributions paid on a Common Company Unit from Closing through (but not including) the date such Restricted Company Unit converts into a Common Company Unit. If any of the Restricted Company Units do not vest prior to the end of the Vesting Period, such units will be canceled for no consideration, and will not be entitled to receive any Catch-Up Payments.
The Third Amended and Restated Limited Liability Company Agreement contains provisions which require that a one-to-one ratio is maintained between interests held by the Company in Utz and the common stock outstanding in the Company, subject to certain exceptions (including in respect of management equity which has not been settled in Company common stock). In addition, the Third Amended and Restated Limited Liability Company Agreement permits the Company, in its capacity as the managing member, to take actions to maintain such ratio, including in connection with stock splits, combinations, recapitalizations and exercises of the Sellers’ exchange rights (described below).
The Company, as the managing member of Utz, has the authority to create new equity interests in Utz, and establish the rights and privileges of such interests.
Management
The Company, as the managing member of Utz, will have the sole authority to manage the Company in accordance with the Third Amended and Restated Limited Liability Company Agreement or applicable law. The business, property and affairs of Utz will be managed solely by the managing member, and the managing member cannot be removed or replaced except by the incumbent managing member.
Distributions
Immediately following the consummation of the Business Combination, the Company Board will adopt a distribution policy in respect of Utz, pursuant to which the Company, as the managing member of Utz, will declare quarterly ordinary distributions and tax distributions, out of available cash, available borrowings and other funds legally available therefor, unless prohibited by applicable law and subject to applicable restrictions in Utz’s bank financing agreements. The Third Amended and Restated Limited Liability Company Agreement will provide quarterly ordinary distributions as well as quarterly tax distributions, in each case payable in accordance with the Third Amended and Restated Limited Liability Company Agreement and Utz’s distribution policy, to the holders of Common Company Units on a pro rata basis based upon, with respect to tax distributions, an agreed-upon formula related to the taxable income of Utz allocable to holders of Common Company Units. Generally, these tax distributions will be computed based on the Company’s estimate of the taxable income of Utz allocable to each holder of Common Company Units (based on certain assumptions) multiplied by an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate prescribed for an individual resident in Pennsylvania or a U.S. corporation (whichever is higher), taking into account all jurisdictions in which the Company is required to file income tax returns together with the relevant apportionment information and the character of Utz’s income, subject to various adjustments. Distributions, including tax distributions, will be made to holders of Common Company Units on a pro rata basis.
Upon the liquidation or winding up of the Company, all net proceeds thereof will be distributed one hundred percent (100%) to the holders of Common Company Units, pro rata based on their percentage, including to the extent converted into Common Company Units as a result of such liquidation event triggering a vesting event in respect of Restricted Company Units.
Transfer Restrictions
The Third Amended and Restated Limited Liability Company Agreement will contain restrictions on transfers of units and will require the prior consent of the managing member for such transfers, except, in each case, for (i) certain transfers to permitted transferees under certain conditions and (ii) exchanges of Common Company Units for Class A common stock after the Lock-Up Period (pursuant to the Investor Rights Agreement).
Exchange of Common Company Units for Class A Common Stock
The Sellers will, from and after the one-year anniversary of the Closing, or such earlier time as the Lock-Up Period ends pursuant to the Investor Rights Agreement, up to twice per calendar quarter in the aggregate, be able to exchange all or any portion of their Common Company Units, together with the cancellation of an equal number of shares of Class V common stock, for a number of shares of Class A common stock equal to the number of exchanged Common Company Units by delivering a written notice to Utz, with a copy to the Company; provided that no holder of Common Company Units may exchange less than 100,000 Common Company Units in any single exchange unless exchanging all of the Common Company Units held by such holder at such time, subject in each case to the limitations and requirements set forth in the Third Amended and Restated Limited Liability Company Agreement regarding such exchanges. Notwithstanding the foregoing, the Company may, at its sole discretion, in lieu of delivering shares of Class A common stock for any Common Company Units surrendered for exchange, pay an amount in cash per Common Company Unit equal to the 5-day VWAP of the Class A common stock ending on the day immediately prior to the date of the giving of the written notice of the exchange.
Exchange Ratio
For each Common Company Unit exchanged, one share of Class V common stock will be canceled and one share of Class A common stock will be issued to the exchanging member. The exchange ratio will be adjusted for any subdivision (split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Common Company Units that is not accompanied by an identical subdivision or combination of the Class A common stock or, by any such subdivision or combination of the Class A common stock that is not accompanied by an identical subdivision or combination of the Common Company Units. If the Class A common stock is converted or changed into another security, securities or other property, on any subsequent exchange an exchanging Common Company Unit holder will be entitled to receive such security, securities or other property.
Restrictions on Exchange
The Company may limit the rights of holders of Common Company Units to exchange their Common Company Units under the Third Amended and Restated Limited Liability Company Agreement if the Company determines in good faith that such restrictions are necessary so that Utz will not be classified as a “publicly traded partnership” under applicable tax laws and regulations.
Expenses
Utz will reimburse all of the Company’s expenses in connection with its ownership and management of Utz and its business (other than certain expenses, such as income taxes and payment obligations under the Tax Receivable Agreement).
The form of the Third Amended and Restated Limited Liability Company Agreement is attached to this proxy statement/prospectus as Annex E and is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.
Tax Receivable Agreement
Concurrently with the completion of the Business Combination and as a condition precedent to the Closing, the Company will enter into the Tax Receivable Agreement with the Sellers, in substantially the form attached as Annex I to the proxy statement/prospectus. Pursuant to the Tax Receivable Agreement, the Company will be required to pay to the Sellers and/or exchanging holders of Common Company Units, as applicable, 85% of the tax savings that the Company realizes as a result of increases in tax basis in Utz’s assets as a result of the sale of Common Company Units for the Net Cash Consideration, the purchase and redemption of the common units and preferred units in the Sellers and the future exchange of the Common Company Units for shares of Class A common stock (or cash) pursuant to the Third Amended and Restated Limited Liability Company Agreement and certain other tax attributes of Utz and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Company exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration rights occur.
Investor Rights Agreement
Concurrently with the completion of the Business Combination, the Company will enter into the Investor Rights Agreement with the Sellers, the Sponsor Parties and the Sponsor Representative, in substantially the form attached as Annex F to the proxy statement/prospectus.

Director Appointment.   Under the Investor Rights Agreement, subject to certain step down provisions, the Sellers will have the right to nominate five board members (the “Seller Nominees”) and the Sponsor or Sponsor Representative, as applicable, will have the right to nominate five board members (the “Sponsor Nominees”). The five Seller Nominees and the five Sponsor nominees will comprise the Company Board appointed in connection with the Domestication. Two Seller Nominees and one Sponsor Nominee will be nominated as Class I Directors with terms ending at the Company’s 2021 Annual Meeting; one Seller Nominee and two Sponsor Nominees will be nominated as Class II Directors at the Company’s 2022 Annual Meeting; and two Seller Nominees and two Sponsor Nominees will be nominated as Class III Directors with terms ending at the Company’s 2023 Annual Meeting.
Voting.   The Sponsor and the Sellers will agree to vote all of their respective shares of Class A common stock and Class V common stock, as applicable, in favor of the nominees of each of the Sellers and the Sponsor.
Certain Consent Rights.   For so long as the Sellers (together with their permitted transferees) hold economic interests in Utz and the Company (without duplication) representing more than 50% of the economic interests held by the Sellers immediately after the Closing (subject to certain restrictions), the Sellers will have a consent right over (i) any direct or indirect sale (including by way of merger, consolidation, transfer, sale or other business combination) of greater than 50% of the Company’s property, assets or voting securities or greater than 50% of the property, assets or voting securities of Utz or Utz Quality Foods, LLC, (ii) any liquidation or dissolution of the Company, Utz or Utz Quality Foods, LLC, (iii) modifications to the charter or bylaws of the Company that materially and adversely impact the Sellers in their capacity as shareholders of the Company or equityholders of Utz, (iv) moving the Company or any of its consolidated subsidiaries’ headquarters from Hanover, PA, or (v) changing the name of the Company or any of its consolidated subsidiaries.
Registration Rights.   The Investor Rights Agreement will amend and restate the Original Registration Rights Agreement that was entered into by Collier Creek, the Sponsor and certain independent directors of Collier Creek on October 4, 2018 in connection with the IPO.
Under the Investor Rights Agreement, the Sellers and the Sponsor (or its successors in interest, including acting through the Sponsor Representative) will be entitled to make unlimited written demand for registration under the Securities Act of all or part of their shares of Class A common stock, so long as, in the case of an underwritten offering, such demand is for at least $10,000,000 in shares of Class A common stock (or $35,000,000 in shares of Class A common stock for a fully marketed offering). In addition, subject to certain exceptions, the Sellers and the Sponsor (or its successors in interest, including acting through the Sponsor Representative) will be entitled to request in writing that the Company register the resale of any or all of their Class A common stock on Form S-3 and any similar short-form registration that may be available at such time as a “shelf registration.” Subject to certain customary exceptions, if any time after the Closing, the Company proposes to file a registration statement under the Securities Act with respect to its securities, the Company will give notice to the relevant security holders party to the Investor Rights Agreement as to the proposed filing and offer such security holders an opportunity to register the sale of such number of Class A common stock as requested by such security holders in writing, subject to customary cutbacks in an underwritten offering. Any other security holders of the Company with piggyback registration rights may also participate in any such registrations, subject to customary cutbacks in an underwritten offering. The Company has customary rights to postpone any registration statements for certain events. If the registration is through an underwritten offering, certain of the Company’s securityholders will agree to lockup restrictions on the same basis as the Company’s directors and executive officers.
Under the Investor Rights Agreement, the Company will agree to indemnify the security holders and each underwriter and each of their respective controlling persons against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell shares of Class A common stock, unless such liability arose from their misstatement or omission, and the security holders will agree to indemnify the Company and its officers and directors and controlling persons against all losses caused by their misstatements or omissions in those documents.
Information Access.   The Company agrees that Directors may share any information concerning the Company and its subsidiaries received by the Directors with the party that nominated such Directors and such party’s designated representatives.

Transfers.   Sponsor and Sellers will not be able to transfer shares beneficially owned or otherwise held by them prior to the termination of the Lock-up Period, subject to certain customary exceptions including:
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transfers to Permitted Transferees, such as a member of the person’s immediate family or to a trust, the beneficiary of which is a member of the person’s immediate family or an affiliate of such person; and

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in the case of an individual, to a charitable organization, by the laws of descent and distribution upon death, or pursuant to a qualified domestic relations order.

Termination.   The director appointment and voting rights under the Investor Rights Agreement will terminate as to a party when such party (either the Sellers or the Sponsor and the Founder Holders, as a group), no longer has the right to appoint a director (which occurs when such group has less than 15% of the economic interests in the Company and Utz that it owned immediately after the Closing). The registration rights in the Investor Rights Agreement will terminate as to each holder of shares of the Company’s common stock when such holder ceases to hold any such common stock of the Company or securities exercisable or exchangeable for such common stock.
The form of Investor Rights Agreement is attached to this proxy statement/prospectus as Annex F and is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.
Standstill Agreement
Concurrently with the completion of the Business Combination, the Company will enter into the Standstill Agreement with the Sellers, the Sponsor, the Founder Holders and certain beneficial owners and related parties of the Sellers, in substantially the form attached as Annex G to this proxy statement/prospectus.
The Sellers and certain beneficial owners and related parties of the Sellers will agree that until the third anniversary of the Closing Date, that they shall not acquire or attempt to acquire any additional common stock of the Company in excess of a specified percentage, subject to certain exceptions. The Sellers, certain beneficial owners and related parties of the Sellers, the Sponsor and the Founder Holders will agree that (i) until such parties are no longer able to designate a director to the Company Board pursuant to the Investor Rights Agreement, such parties shall not solicit proxies to vote or seek to advise or influence any person with respect to the voting of any securities of the Company in favor of electing any person as a director who is not nominated pursuant to the Investor Rights Agreement or by the board or to approve stockholder proposals related thereto; and (ii) until the third annual meeting of stockholders held by the Company following the completion of the Business Combination, such parties shall not take certain actions contrary to the governance structure of the Company other than in accordance with the Investor Rights Agreement.
Sponsor Side Letter Agreement
In connection with the execution of the Business Combination Agreement, the Sponsor, the Founder Holders, and Collier Creek’s independent directors entered into the Sponsor Side Letter Agreement with Collier Creek, a copy of which is attached as Annex H to this proxy statement/prospectus. Under the Sponsor Side Letter Agreement, 2,000,000 Class B ordinary shares of Collier Creek held by the Sponsor and Collier Creek’s independent directors will be automatically converted into 1,000,000 shares of Series B-1 common stock and 1,000,000 shares of Series B-2 common stock, which, collectively, form the Class B common stock of the Company, and all such Class B common stock is referred to herein as the Restricted Sponsor Shares. The Restricted Sponsor Shares which are shares of Series B-1 common stock will automatically convert into shares of Class A common stock upon the vesting of the Restricted Company Units held by the Company which vest upon the achievement of at least a $12.50 3-day VWAP which dollar threshold will be decreased by the aggregate amount of dividends per share paid by the Company after the Closing (including any vesting of such units in connection with a qualifying change of control or liquidation) and the Restricted Sponsor Shares which are shares of Series B-2 common stock will automatically convert into shares of Class A common stock upon the vesting of the Restricted Company Units held by the Company which vest upon the achievement of at least a $15.00 3-day VWAP which dollar threshold will be decreased by the aggregate amount of dividends per share paid by the Company after the Closing (including any vesting of such units in connection with a qualifying change of control or liquidation). Upon conversion of the Restricted Sponsor Shares, the holder of each such Restricted Share will be entitled to receive a payment equal to the amount of dividends declared on a share of Class A common stock beginning at Closing and ending on the day before the date such Restricted Sponsor Share converts into a share of Class A common stock. If any of the Restricted Sponsor Shares do not convert prior to the 10-year anniversary of the Closing Date, such Restricted Sponsor Shares will be canceled for no consideration, and will not be entitled to receive any Catch-Up Payment in respect of such Restricted Sponsor Shares.
The Sponsor Side Letter Agreement is attached to this proxy statement/prospectus as Annex H and is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.
Unit Purchase Agreement
Concurrently with the execution of the Business Combination Agreement, Collier Creek, the Sellers and BSOF SN LLC, a Delaware limited liability company (“UPA Seller”), entered into a Unit Purchase Agreement (the “Unit Purchase Agreement”), in the form attached as Annex K to this proxy statement/prospectus, pursuant to which, substantially simultaneously with Closing, Collier Creek will purchase an aggregate of 125,000 Series A Preferred Units of the Sellers and 102,060.14 Common Units of the Sellers from UPA Seller (the “Unit Purchase”). Under the Unit Purchase Agreement, the parties to the agreement made customary representations and warranties for transactions of this type regarding themselves. The representations and warranties made under the Unit Purchase Agreement will not survive the consummation of the Unit Purchase. The consummation of the Unit Purchase is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation, the Closing of the Business Combination, and shall be consummated simultaneously with the Business Combination. The Unit Purchase Agreement will terminate automatically upon the termination of the Business Combination Agreement or otherwise in accordance with its terms.
The Unit Purchase Agreement is attached to this proxy statement/prospectus as Annex K and incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.
Interests of Collier Creek’s Directors and Officers and Others in the Business Combination
When you consider the recommendation of the Collier Creek Board in favor of approval of the Business Combination Proposal, you should keep in mind that an argument could be made that Collier Creek’s directors and officers, have interests in such proposal that are different from, or in addition to, those of Collier Creek shareholders and warrant holders generally. These interests include, among other things, the interests listed below:
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If Collier Creek does not complete a business combination transaction by October 10, 2020 (unless Collier Creek submits and its shareholders approve an extension of such date), Collier Creek will cease all operations except for the purpose of winding up, redeeming all of the outstanding Public Shares for cash and, subject to the approval of the Collier Creek Board and Collier Creek’s remaining shareholders, dissolving and liquidating, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 11,875,000 Class B ordinary shares owned by the Sponsor and Collier Creek’s independent directors would be worthless because, following the Redemption of the Public Shares, Collier Creek would likely have few, if any, net assets and because the Sponsor and Collier Creek’s directors and officers have agreed, in the Insider Letter Agreement, to waive their rights to liquidating distributions from the Trust Account with respect to the Class B ordinary shares if Collier Creek fails to complete a Business Combination within the required period. The Sponsor purchased the Class B ordinary shares prior to Collier Creek’s IPO for an aggregate purchase price of $25,000, or approximately $0.002 per share. Such Class B ordinary shares had an aggregate market value of $163.4 million based upon the closing price of Class A ordinary shares of $13.76 per share on NYSE on August 6, 2020, the most recent closing price.

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The Sponsor paid $10.8 million for its private placement of 7,200,000 Private Placement Warrants to purchase Class A ordinary shares and such Private Placement Warrants will expire worthless if a business combination is not consummated by October 10, 2020.

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Roger K. Deromedi, Co-Executive Chairman of Collier Creek, Craig D. Steeneck, Director of Collier Creek, Antonio F. Fernandez, Director of Collier Creek, and Jason K. Giordano, Co-Executive Chairman of Collier Creek, are each expected to be directors of the Company after the consummation of the Business Combination. As such, in the future they may receive any cash fees, stock options, stock awards or other remuneration that the Company Board determines to pay to such directors.

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Collier Creek’s existing directors and officers will be eligible for continued indemnification and continued coverage under Collier Creek’s directors’ and officers’ liability insurance after the Business Combination.

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In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Collier Creek if and to the extent any claims by a vendor for services rendered or products sold to Collier Creek, or a prospective target business with which Collier Creek has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account below (i) $           per public share (or such higher amount then held in trust) or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Collier Creek’s indemnity of the underwriters of Collier Creek’s IPO against certain liabilities, including liabilities under the Securities Act.

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Following completion of the Business Combination, the Sponsor, Collier Creek’s officers and directors and their respective affiliates would be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and completing an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Collier Creek from time to time, made by the Sponsor or certain of Collier Creek’s officers and directors to finance transaction costs in connection with an intended initial business combination. If Collier Creek fails to complete a Business Combination within the required period, the Sponsor and Collier Creek’s officers and directors and their respective affiliates will not have any claim against the Trust Account for reimbursement.

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In connection with the execution of the Business Combination Agreement, Collier Creek and the Sponsor Parties entered into the Sponsor Side Letter Agreement, pursuant to which 2,000,000 Class B ordinary shares of Collier Creek held by the Sponsor will be converted into 2,000,000 Restricted Sponsor Shares. For more information, please see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement.”

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Pursuant to the Investor Rights Agreement, the Sponsor will have the right to designate up to five directors to the Company Board, subject to certain conditions and certain step-down provisions, and the Sellers will have the right to designate up to five directors to the Company Board, subject to certain conditions and certain step-down provisions.

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Pursuant to the Investor Rights Agreement, the Sellers and the Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of Class A common stock and warrants of the Company held by such parties.

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The Certificate of Incorporation will contain provisions that have the same general effect as Section 203 of the DGCL and prevent the Company from engaging in a business combination with an “interested stockholder,” unless certain conditions are met.

Collier Creek’s directors and executive officers have agreed to vote all of their ordinary shares in favor of the proposals being presented at the Shareholders Meeting and waive their Redemption Rights with respect to such ordinary shares in connection with the consummation of the Business Combination. The Class B ordinary shares will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the date of this proxy statement/prospectus, Collier Creek’s directors and executive officers own approximately 21.25% of the issued and outstanding ordinary shares.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, the Sponsor Parties, or their respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their Public Shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of such Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights. In the event that the Sponsor Parties or their respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their Redemption Rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (1) holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the Shareholders Meeting, vote in favor of the Business Combination Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal, (2) holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the Shareholders Meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) otherwise limit the number of Public Shares electing to redeem and (4) Collier Creek’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being at least $5,000,001.
Entering into any such arrangements may have a depressive effect on the ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Shareholders Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be submitted at the Shareholders Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of one or more of Collier Creek’s directors may result in a conflict of interest on the part of such director(s) between what he/she or they may believe is in the best interests of Collier Creek and its shareholders and what he/she or they may believe is best for himself/herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Collier Creek’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.
Forward Purchase Agreements
In connection with the IPO, Collier Creek entered into the Forward Purchase Agreements with the Sponsor and Collier Creek’s independent directors which provide for the purchase of an aggregate of 3,500,000 Class A ordinary shares, plus an aggregate 1,166,666 redeemable warrants to purchase one Class A ordinary share at $11.50 per share, for an aggregate purchase price of $35,000,000 or $10.00 per Class A ordinary share, in a private placement to close concurrently with the closing of the initial business combination (which will be the Business Combination should it occur). These purchases will be made regardless of whether any Class A ordinary shares are redeemed by Collier Creek’s public shareholders. The Forward Purchase Securities will be issued only in connection with the closing of the initial business combination. The proceeds from the sale of Forward Purchase Securities will be part of the Business Combination Consideration.
Exchange Listing
Collier Creek’s units (each consisting of one Class A ordinary share and one-third of one redeemable warrant), Class A ordinary shares and warrants (each to purchase one Class A ordinary share) are currently traded on NYSE under the symbols “CCH.U,” “CCH” and “CCH WS.” At the closing of the Business Combination, Collier Creek’s units will separate into their component shares of the Company’s Class A common stock and warrants so that the units will no longer trade separately under “CCH.U” Collier Creek has applied for the continued listing of the Company’s Class A common stock and warrants on NYSE under the ticker symbols “UTZ” and “UTZ WS,” respectively.
Background of the Business Combination
Collier Creek is a blank check company incorporated on April 30, 2018 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses with the intention of focusing its search for a target business in the consumer goods industry and related sectors. The terms of the Business Combination Agreement are the result of extensive arms-length negotiations between Collier Creek and the Sellers and their respective representatives. The following is a brief description of the background of these negotiations and summarizes the key meetings and events that led to the signing of the Business Combination Agreement. The following chronology does not purport to catalogue every conversation among the parties to the Business Combination Agreement or their representatives.
On October 10, 2018, Collier Creek consummated its IPO of 44,000,000 Units, including 4,000,000 Units as a result of the partial exercise of the underwriters’ over-allotment option. Each Unit consists of one Class A ordinary share, $0.0001 par value per share, and one-third of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment.
The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $440,000,000 (before underwriting discounts and commissions and offering expenses). Simultaneously with the consummation of the IPO and the sale of the Units, Collier Creek consummated a private placement of 7,200,000 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, issued to the Sponsor, generating gross proceeds of $10,800,000.
$440,000,000 of the net proceeds from the IPO and the private placement with our Sponsor was deposited in the Trust Account established for the benefit of Collier Creek’s Public Shareholders.
Prior to the consummation of its IPO, neither Collier Creek, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction with Collier Creek.
After the IPO, Collier Creek initiated contact with more than 40 potential targets and/or their advisors, including both privately held companies and assets or divisions owned by publicly traded companies. Of those potential targets, Collier Creek entered into non-disclosure agreements with approximately 13 and conducted additional due diligence and/or detailed discussions with approximately seven.
On December 11, 2018, Jason Giordano, the Co-Executive Chairman of Collier Creek, contacted Dylan Lissette, the Chief Executive Officer of Utz. On January 9, 2019, Messrs. Lissette, Giordano and Roger Deromedi, the Co-Executive Chairman of Collier Creek, held an initial phone call. Messrs. Giordano and Lissette communicated further by electronic mail beginning on February 13, 2019, and agreed to schedule an in-person meeting for April 23, 2019. Following these communications, Collier Creek began to conduct further due diligence of Utz, the salty snack industry, and the valuations of comparable companies in the same sector as Utz. On April 18, 2019, Mr. Giordano shared a preliminary presentation with Mr. Lissette discussing a potential business combination transaction with Utz.
On April 23, 2019, Messrs. Giordano and Deromedi met with Mr. Lissette at Baltimore / Washington International Thurgood Marshall Airport to confirm Collier Creek’s interest in exploring the potential combination with Utz and discuss a preliminary framework for a transaction.
On May 3, 2019, Collier Creek and Utz executed a confidentiality agreement and subsequently Utz began to share additional information regarding its business with Collier Creek.
On May 30, 2019, Messrs. Giordano, Deromedi, and Chinh Chu, Co-Founder of Collier Creek, met with Mr. Lissette at Utz’s corporate office and visited a plant in Hanover, PA.

On June 18, 2019, Mr. Giordano shared presentation materials with Mr. Lissette summarizing initial valuation perspectives, incorporating information received to date. Throughout June and July 2019, Messrs. Giordano and Lissette continued to engage in discussions regarding a potential transaction. Mr. Lissette indicated Utz was in advanced discussions with two potential acquisition targets that might impact the structure and timing of a potential combination with Collier Creek. During this time, Collier Creek worked with its financial advisors to conduct further due diligence. Also during this time, several other Collier Creek Directors, including Craig Steeneck and William Toler, conducted introductory phone calls with Mr. Lissette.
On July 22, 2019, Messrs. Giordano, Deromedi, Chu, Steeneck, and Toler met with Mr. Lissette along with Michael Rice, Chairman of Utz, and Timothy Brown, President/CEO of Sageworth (family advisor to the Rice and Lissette family) to discuss transaction structure, timing, and valuation surrounding a potential combination between Utz and Collier Creek in advance of Sellers’ Board of Managers meeting. Collier Creek’s preliminary proposal discussed at such meeting contemplated a transaction whereby the Sellers would receive $75 million in cash consideration as well as 59.7 million retained common units in Utz, exchangeable into shares of Class A common stock of Collier Creek consistent with a customary Up-C transaction. Combined with 47.5 million Class A ordinary shares (including 3.5 million to be issued pursuant to the Forward Purchase Agreements) and approximately 11.9 million Class B ordinary shares of Collier Creek which would convert into Class A common shares upon consummation of the transaction, the illustrative structure contemplated approximately 119.1 million public company common shares outstanding (assuming exchange of the Seller’s retained common units) and an implied market capitalization for the post-transaction public company of approximately $1,191 million at an assumed price of $10 per share. As the proposal also contemplated an “Up-C” transaction structure, it included a customary tax receivable agreement sharing 85% of certain future tax benefits created by the transaction with the Sellers. The meeting was constructive and Utz reiterated a desire to continue discussions. Following the meeting, Utz engaged Sageworth to assist with due diligence requests and coordination of a transaction timeline.
On August 8, 2019, Collier Creek and its financial advisors met with Mr. Lissette and Sageworth in Lancaster, PA to preliminarily discuss Utz’s management team, brand portfolio and marketing, growth strategies, operations, and recent financial performance for due diligence purposes.
In the subsequent months, Collier Creek continued to engage in dialogue regarding a potential business combination with Utz, while advancing due diligence directly and through its advisors. Key topics included commercial and financial due diligence, governance, tax structure, and transaction structure. During this time, the parties agreed that it would be best for Utz to complete its planned acquisition of Kennedy Endeavors, Inc. prior to a potential business combination with Collier Creek.
On August 15, 2019, Mr. Deromedi and Antonio Fernandez, Director of Collier Creek, visited Utz plants in Hanover, PA.
On September 10, 2019, Utz signed definitive documentation to acquire Kennedy Endeavors, Inc. from Peak Finance Holdings LLC, a subsidiary of Conagra Brands, Inc. (the “Kennedy Acquisition”). Kennedy Endeavors, Inc. owned certain brands (including Tim’s, Hawaiian, and Snyder of Berlin) of Conagra Brands Inc.
On October 1, 2019, the Sellers entered into an agreement with UPA Seller for financing which was used to repay indebtedness.
On October 14, 2019, Collier Creek submitted a request to the Division of Corporate Finance at the SEC requesting relief from Rule 3-05 of Regulation S-X in the form of Abbreviated Financial Statements for Utz’s pending Kennedy Acquisition. Formal approval was received by the SEC via electronic mail on October 24, 2019.
On October 15, 2019, Utz hired Goldman Sachs as a financial advisor to assist with the potential business combination with Collier Creek.
On October 21, 2019, Utz completed the Kennedy Acquisition.
On October 23, 2019, Messrs. Giordano, Deromedi, Chu, and Steeneck and Collier Creek’s financial advisors met with Mr. Lissette, Sageworth, and Goldman Sachs, in Philadelphia, PA. Collier Creek’s legal advisor, Kirkland & Ellis (“K&E”), and Utz’s legal advisor, Cozen O’Connor (“Cozen”), also joined the meeting. Collier Creek presented an updated proposal regarding transaction structure and valuation in addition to preliminary details surrounding the previously proposed tax receivable agreement that would be negotiated at a later date. Collier Creek’s revised proposal contemplated a transaction whereby the Sellers would receive $75 million in cash consideration as well as 56.3 million retained common units in Utz, exchangeable into shares of Class A common stock of Collier Creek. Combined with 47.5 million Class A ordinary shares (including 3.5 million to be issued pursuant to the forward purchase agreements) and approximately 11.9 million Class B ordinary shares of Collier Creek, the illustrative structure contemplated approximately 115.6 million public company common shares outstanding (assuming exchange of the Seller’s retained common units) and an implied market capitalization for the post-transaction public company of approximately $1,156 million at an assumed price of $10 per share. As with the prior proposal, the proposal contemplated an “Up-C” transaction structure and a customary tax receivable agreement sharing 85% of certain future tax benefits created by the transaction as well as certain future tax benefits generated from the Kennedy acquisition with the Sellers. Additionally, the revised proposal indicated that the combined public company would assume any transaction expenses incurred by Utz, the Sellers, and Collier Creek. Although the parties generally agreed on the strategic rationale and broader parameters of the business combination, Utz and its advisors did not accept Collier Creek’s initial proposal over valuation considerations, and the parties agreed to continue discussions around valuation and structure over the coming weeks.
On October 31, 2019, following additional conversations, Collier Creek presented a further revised proposal to Utz and its advisors including certain adjustments to transaction structure and valuation. To align interests with Collier Creek’s (and the post-transaction company’s) public shareholders and provide additional value, the revised proposal included (a) the addition of approximately 3.5 million Retained Restricted Company Units for the benefit of the Sellers (in addition to 56.3 million retained common units) and (b) that Collier Creek would convert 2.0 million Class B founder shares into 2.0 million Restricted Sponsor Shares. Each of the Retained Restricted Company Units and the Restricted Sponsor Shares would vest in two equal amounts, half when the 3-day VWAP of the Class A common stock is at least $12.50 and the other half of which will vest when the 3-day VWAP of the Class A common stock is at least $15.00, which dollar thresholds would be decreased by the aggregate amount of dividends per share paid by the combined public company following the closing. The revised proposal was shortly thereafter accepted in principle and the parties agreed to reflect the terms of the potential transaction in a draft letter of intent to be negotiated by the parties and which would serve as the basis for the parties’ continued discussions regarding the transaction details.
While meetings regarding a business combination with Utz were ongoing, Collier Creek continued discussions and due diligence on two other potential opportunities. Collier Creek engaged in multiple in-person meetings with both respective management teams and submitted initial proposals for both acquisition targets.
On November 5, 2019, Collier Creek held a telephonic board meeting to, among other things, discuss the potential business combination with Utz and other opportunities being considered. Messrs. Giordano and Deromedi updated the Collier Creek Board on the discussions with Utz regarding a potential business combination, including the status of Collier Creek’s due diligence to date and the contemplated transaction structure and terms. Following this discussion, the Collier Creek Board directed management to continue to explore the potential business combination with Utz, negotiate a letter of intent consistent with the terms discussed, and to update the Collier Creek Board as the discussions progressed.
On December 11, 2019, Mr. Lissette, Cary Devore, Chief Financial Officer of Utz, and other members of the Utz senior management team met with Messrs. Deromedi, Steeneck, and Giordano in Lancaster, PA for a management presentation conducted by Utz management. Key topics included brand positioning and strategy, the recent Kennedy Acquisition and synergy/integration plans, manufacturing and distribution systems, historical productivity programs and investments, growth opportunities, recent financial performance, and initial fiscal year 2020 and 2021 expectations.
On December 16, 2019, a version of the proposed letter of intent was sent by K&E, which incorporated certain provisions and additional details resulting from the ongoing discussions between the parties. On December 30, 2019, Cozen provided an initial markup to the letter of intent, including with respect to the Sellers' desire to have flexibility to reduce its cash consideration to retain additional units.

On December 30, 2019, Utz completed its acquisition of the outstanding stock of Kitchen Cooked Inc. and certain real estate property associated therewith.
On January 7, 2020 and January 8, 2020, Messrs. Deromedi, Giordano, Chu, and Steeneck attended an in-person meeting in Hanover, PA with Mr. Lissette and the rest of the senior management team of Utz to discuss financial performance during the fourth quarter of 2019 and conduct further due diligence on brand positioning, new product innovation and marketing across the portfolio. The parties also discussed the drafting of presentation materials to potential investors related to the potential business combination.
During the month of January 2020, Mr. Fernandez, accompanied by a consulting firm focused on manufacturing in the salty snacks industry, visited several of Utz’s manufacturing plants to further assess current capabilities and performance as well as opportunities for efficiency and cost savings. Their work also included an analysis of expected capital investments required to realize the identified cost savings opportunities.
Also during January and February 2020, the parties negotiated the letter of intent, and K&E and Cozen exchanged drafts reflecting the progressing discussions of the parties, including with respect to the parameters of exclusivity, the go-forward distribution policy, governance rights, transaction structure and exchange rights, and related matters. The parties also continued due diligence activities and ongoing discussions regarding future value creation as well as began preparation of certain investor materials.
During the month of February 2020, Messrs. Deromedi and Giordano updated the Collier Creek Board members individually on the discussions with Utz regarding a potential business combination including the status of Collier Creek’s due diligence to date and the terms of the proposed letter of intent.
On February 28, 2020, the parties agreed to and executed the letter of intent (the “Letter of Intent”), which included the financial terms of the transaction, pro forma ownership of Utz and an agreement to consummate the transaction using a customary Up-C structure, whereby the Sellers would continue to hold their economic interests directly in Utz and would receive voting rights at the Company in the form of shares of newly issued Class V common stock. The Letter of Intent further provided that the Sellers could, at their election prior to signing of definitive agreements, increase the cash consideration from $60 million to $75 million and in connection therewith have the number of its retained common units reduced proportionately. Assuming this election was not made, the Letter of Intent provided that, in connection with the transaction, Utz would recapitalize such that the Sellers would retain 57,765,978 Common Company Units and 3,483,022 Restricted Company Units and Collier Creek would acquire 57,375,000 Common Company Units and 2,000,000 Restricted Company Units, which Restricted Company Units in each case would be subject to the vesting conditions described therein (and which would correspond to the 2,000,000 Restricted Sponsor Shares held by the Sponsor as a result of the agreement to convert 2 million of its Class B ordinary shares into such Restricted Sponsor Shares (as described in the immediately following sentence). Further, in connection with Collier Creek’s agreement to acquire 2,000,000 Restricted Company Units, as described above, in order to best align incentives, the Sponsor agreed to convert 2,000,000 of the existing Class B ordinary shares held prior to the Domestication automatically into 2,000,000 shares of Class B common stock (subject to the same vesting conditions as the Restricted Company Units held by the Company). The letter of intent also set out the parties’ agreed framework with respect to post-closing governance of the combined public company, including board nomination rights for each party that stepped down upon reduction of initial ownership.
Also in connection with the entry into the Letter of Intent, the Sellers and Utz agreed not to continue or engage in any discussions or negotiations, or enter into any agreements, with respect to a competing transaction (including other M&A transactions), subject to certain exceptions, until April 1, 2020. Collier Creek also agreed in the Letter of Intent, until April 1, 2020, not to enter into any mutually negotiated definitive agreement with respect to an alternative business combination (excluding, for the avoidance of doubt, confidentiality agreements).
Following the execution of the Letter of Intent, Collier Creek continued its business due diligence and Collier Creek’s third-party advisors continued legal, accounting, tax, insurance, benefits and environmental due diligence, including further due diligence calls with Utz management.
On March 7, 2020, K&E delivered an initial draft of the Business Combination Agreement to Cozen.

On March 9, 2020, Collier Creek held a board meeting where Messrs. Deromedi and Giordano provided an update on the progress of the potential business combination with Utz, including the status of the Collier Creek’s due diligence to date and progress regarding definitive documentation. Following this discussion, the Collier Creek Board directed management to continue to negotiate the potential combination with Utz and to update the Collier Creek Board as the negotiations progressed.
Throughout March 2020 and April 2020, Collier Creek and the Sellers exchanged drafts of the Business Combination Agreement and drafts of the ancillary documents, including the Third Amended and Restated Limited Liability Company Agreement of Utz, the Investor Rights Agreement, the Standstill Agreement and the Tax Receivable Agreement. The various drafts exchanged reflected the parties’ negotiations on, among other things, the consideration structure, the scope of prohibited affiliate transactions for which the Sellers would be liable, interim operating covenants, allocation of tax risk and responsibility, post-closing governance matters, scope of registration rights and other matters.
On each of March 31, April 15 and April 25, 2020, the parties agreed to extend the exclusivity arrangement set forth in the Letter of Intent through April 15, April 25 and May 2, 2020, respectively, based on the parties’ continued negotiations.
On April 24, 2020, Messrs. Giordano and Deromedi had a call with Mr. Devore to discuss Utz’s financial performance during the first quarter of 2020 and updated expectations for the fiscal years 2020 and 2021. In the subsequent days, the forecast for the fiscal years 2020 and 2021 was finalized by Utz.
Throughout April 2020, the parties continued to negotiate the Business Combination Agreement and ancillary documents, including the Sponsor Side Letter and the Unit Purchase Agreement.
On April 27, 2020, the Collier Creek Board met, together with representatives of K&E and Maples & Calder (“Maples”), Collier Creek’s Cayman counsel, to review the terms of the proposed Business Combination with Utz. Collier Creek’s management reviewed the business and financial terms of the transaction and representatives of K&E and Maples reviewed the Collier Creek Board’s fiduciary duties, as well as the terms of the definitive transaction documentation. The Collier Creek Board determined that Collier Creek should continue to finalize negotiations with Utz on the basis of the terms discussed.
During the month of May 2020, the parties continued to make progress in finalizing the definitive documentation with respect to the Business Combination, including the Business Combination Agreement and all documents ancillary thereto. On each of May 1, May 11 and May 18, 2020, the parties agreed to extend the exclusivity arrangement set forth in the Letter of Intent through May 11, May 18 and June 1, 2020, respectively, based on the parties’ continued progress towards execution. On May 14, 2020, the Unit Purchase Agreement was sent by Utz to UPA Seller. Throughout May 2020, the parties negotiated the final open issues in the documents, including with respect to certain tax matters, certain prohibited affiliate transactions, certain mechanics regarding the Sellers’ exchange rights, the terms of the go-forward management incentive arrangements of the Company and certain governance matters regarding Utz following the closing.
On June 1, 2020, the Collier Creek Board met, together with representatives of K&E, and reviewed the terms of the proposed final definitive documentation. The Collier Creek Board also reviewed proposed resolutions which would be adopted by the Collier Creek Board in order to approve the entry into the Business Combination Agreement and related transactions. The Collier Creek Board determined that it was in the best interests of Collier Creek to proceed with executing a transaction on the terms discussed and based on the documents reviewed, and authorized the Company’s officers to finalize the documentation.
Also on June 1, 2020, the parties agreed to extend the exclusivity arrangement set forth in the Letter of Intent through June 10, 2020. During the week of June 1, 2020, the parties finalized the negotiation of the Business Combination Agreement, the Sponsor Side Letter Agreement and the ancillary agreements, and on June 4, 2020, the parties finalized negotiations with UPA Seller regarding the Unit Purchase Agreement.
On the evening of June 4, 2020, the Collier Creek Board received updated versions of the final transaction documents. Based on the factors cited in “Proposal No. 2 — The Business Combination Proposal — Collier Creek Board’s Reasons for the Approval of the Business Combination,” the Collier Creek Board unanimously adopted resolutions by written consent (i) determining that it is in the best interests of Collier Creek and its shareholders for Collier Creek to enter into the Business Combination Agreement, the Sponsor Side Letter Agreement and the Unit Purchase Agreement, (ii) adopting the Business Combination Agreement, the Sponsor Side Letter Agreement and the Unit Purchase Agreement and approving Collier Creek’s execution, delivery and performance of the same and the consummation of the transactions contemplated by the Business Combination Agreement, including the entry into the ancillary agreements, and (iii) approving the filing of the registration statement of which this proxy statement/prospectus forms a part with the SEC subject, in each case, to changes to the Business Combination and documentation related thereto acceptable to the officers of Collier Creek.
On June 5, 2020, the parties executed the Business Combination Agreement.
On June 5, 2020, a press release was issued announcing the Business Combination. Shortly thereafter, Collier Creek filed a current report on Form 8-K attaching the press release, the investor presentation previously provided to certain potential investors and current Collier Creek shareholders, and the Business Combination Agreement.
Collier Creek Board’s Reasons for the Approval of the Business Combination
In evaluating the transaction with Utz, the Collier Creek Board consulted with our management and its legal counsel as well as financial and other advisors. The Collier Creek Board considered and evaluated several factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Collier Creek Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Collier Creek Board viewed its decision as being based on all the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of our reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”
Before reaching its decision, the Collier Creek Board discussed the material results of its management’s due diligence activities, which included:
•
extensive meetings and calls with Utz’s management team regarding operations and projections;

•
research on the salty snacking industry, including historical and projected growth trends, and category share information;

•
calls with industry experts, including former executives of competitors and customers;

•
site visits to multiple Utz manufacturing facilities in conjunction with third-party advisors;

•
due diligence activities relating to quality of earnings, accounting, legal, tax, environmental, food safety, insurance, operations and other matters conducted in conjunction with external advisors, including national accounting, legal, insurance, environmental, and regulatory firms, among others;

•
financial and valuation analyses including financial projections provided by Utz; and

•
research on the public trading values of comparable peer companies as well as private transaction precedents.

The Collier Creek Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement, and the transactions contemplated thereby, including but not limited to, the following material factors and viewpoints:
•
Attractive, Growing Category with Resilience to Economic Disruptions.   Utz participates in the attractive and growing $26 billion U.S. salty snacks category, which has grown retail sales at an approximately 4.3% CAGR over the last five  years. We expect continued strong retail sales growth for salty snacks as consumer preferences continue to shift towards snacking. The salty snacks category has historically benefited from favorable competitive dynamics, including low private label penetration and category leaders competing primarily through marketing and innovation. Further, as a staple food product with resilient consumer demand and a predominantly domestic supply chain, the salty snacks category is well positioned to navigate periods of economic disruption or other unforeseen global events. For example, the U.S. salty snacks category grew at a 4% CAGR from 2007 to 2010. Additionally, for the twelve weeks ended May 17, 2020, U.S. retail sales of salty snacks increased by 14% versus the comparable prior year period despite significant economic disruptions caused by the COVID-19 virus. Utz’s retail sales increased by 24% over the same period.
•
Actively-Managed Portfolio of Iconic Brands with Strong Competitive Positions.   Utz is a leading player in the U.S. salty snacks category, with the #2 position in its Core geographic regions and substantial opportunity for further expansion nationally. Utz's diversified brand portfolio and product offerings across multiple salty snack sub-categories mitigates business risk and results in more predictable and stable financial performance, as Utz is not overly exposed to a single brand or product sub-category. The flagship Utz brand, which benefits from nearly 100 years of heritage and has strong consumer brand recognition in Utz's Core geographies, generated retail sales in excess of $560 million in 2019 and has grown retail sales at a 3% CAGR from 2014 through 2019. Utz’s Power Brands also include Good Health, Zapp’s, and Golden Flake pork skins, which have grown retail sales at 29%, 15% and 12% CAGRs, respectively, from 2014 through 2019.

•
Valuable, Hard-to-Replicate Manufacturing and Distribution Network.   We believe Utz’s manufacturing and distribution capabilities create a competitive advantage relative to certain competitors or new entrants in the United States salty snack category. Utz’s diversified manufacturing capabilities enable it to produce a wide assortment of high-quality salty snacks across multiple manufacturing processes, ingredients, and packaging formats with broad geographic coverage and substantial available capacity. Additionally, we believe the ability to provide a comprehensive offering of salty snacks is appealing to retailers and enables greater flexibility for product innovation to meet evolving consumer demands. Utz also operates a scalable and hard-to-replicate, hybrid distribution system with DSD capabilities, which we believe is a clear advantage in the salty snack category, enabling expanded distribution reach, greater retailer shelf space, faster replenishment for higher in-stock levels, and enhanced merchandizing opportunities.

•
Multiple Significant Organic Growth Opportunities and Substantial Identified Cost Savings.   Utz benefits from multiple opportunities to drive attractive and profitable organic growth. Its value-creation strategies are focused on several key initiatives to accelerate organic revenue growth and enhance margins. We believe there are sizable opportunities to enhance Utz’s organic revenue growth by (a) accelerating sales of Power Brands through increased marketing support and new product innovation, (b) expanding distribution in underpenetrated channels and customers, (c) continuing geographic expansion, and (d) increasing presence in key salty snack sub-categories and adjacencies. We further anticipate expanding Utz’s margins through supply chain productivity, revenue management, a higher-margin product mix, and higher margins on incremental sales as Utz leverages its scalable existing platform. Notably, we and Utz have identified supply chain cost savings initiatives that we believe have the potential to cumulatively deliver approximately $50 million of annual gross savings and provide greater visibility into potential near-term margin improvements and Adjusted EBITDA growth. We believe the breadth and potential magnitude of Utz’s various organic growth opportunities creates multiple paths to drive significant value creation for our shareholders.

•
Proven M&A Expertise with Significant Opportunity.   Utz maintains a highly-disciplined approach to M&A and has substantial experience sourcing, executing, and integrating value-enhancing acquisitions. Over the last ten years, Utz has successfully integrated 11 acquisitions at an average acquisition multiple of approximately 7.4 times the target’s Adjusted EBITDA including anticipated integration-related cost savings. Given Utz’s highly-scalable operating platform, it is able to quickly and efficiently integrate acquired businesses into its infrastructure and realize attractive cost savings as well as revenue and distribution increases. We believe Utz’s scale, management team and board’s integration expertise, and access to capital will allow the business to consider both small and large acquisitions in the future and seamlessly integrate them to drive maximum value creation.

•
Experienced, Hands-On Management Team and Board of Directors.   Utz’s management team has deep experience in the snacking category and has a demonstrated history of delivering strong operating results, as evidenced by over 40 consecutive years of Comparable Sales Growth and the successful integration of multiple acquisitions, which have expanded the scope and scale of the business. The management team will be complemented by an experienced board of directors, including several of our executives and Board members with a proven track record of successfully managing and acquiring packaged food businesses. The board of directors intends to actively support Utz’s management and contribute significant time and knowledge in their respective areas of expertise, including brand management, marketing, innovation, supply chain optimization, acquisition execution and integration, financial reporting, and investor relations, among others.
•
Highly Committed Shareholders Aligned for Future Value Creation.   Reflecting their desire to participate in future equity value creation, Utz’s existing owners (comprised primarily of the Rice and Lissette family) or their affiliates intend to retain more than 90% of the value of their existing equity stake immediately following the contemplated transaction. Similarly, reflecting our conviction in the transaction, our Sponsor and independent directors will invest $35 million of additional capital into the transaction, alongside our Public Shareholders, pursuant to the Forward Purchase Agreements entered into in connection with our IPO. Importantly, both we and Utz have a shared vision for the operating strategy we collectively believe will drive future value appreciation for shareholders. We believe public shareholders will benefit from the combination of Utz management’s extensive knowledge of the business and our honed and proven operating strategies.

•
Consistent with our Business Strategy.   Utz is consistent with the key industry and business characteristics we identified at the creation of our business. Our target industry criteria included stable long-term growth trends and industry fundamentals, attractive competitive dynamics, opportunities to benefit from secular changes in consumer behavior (including evolving consumer preferences), limited “fad” or technological disruption risks, and potential consolidation opportunities. As discussed above, we believe the salty snack category is consistent with each of these target criteria. Our target business characteristics included predictable and recurring revenues, attractive market positions and competitive advantages, strong operating margins and free cash flow characteristics, opportunities for operational improvement and a scalable business model. As discussed above, we believe Utz is consistent with each of these target criteria.

•
Attractive Valuation.   Our management and its financial advisors have conducted extensive research on comparable companies including BellRing Brands, Inc., Campbell Soup Company, Flowers Foods, Inc., Hain Celestial Group, Inc., General Mills, Inc., Hershey Co., Hostess Brands, Inc., J&J Snack Foods Corp., Kellogg Co., Mondelez International, Inc., PepsiCo, Inc., Simply Good Foods, and over 25 precedent transactions involving branded food acquisitions historically, ranging in transaction size from approximately $200 million to $11 billion in enterprise value. We compared the Further Adjusted EBITDA and the Price-to-Adjusted Earnings multiples derived from the purchase price for Utz (including the dilution resulting from the conversion of the Founder Shares) to the one-year average median EBITDA and Price-to-Earnings multiples of the aforementioned publicly traded comparable companies, as well as to the median EBITDA multiple of the aforementioned precedent transactions, and found that Utz’s transaction multiples of 11.6x estimated 2021 Further Adjusted EBITDA and 17.8x Price-to-Adjusted estimated 2021 Earnings compared favorably to the aforementioned benchmarks.

In assessing the achievability of Utz’s value creation strategies, the Collier Creek Board also considered our management team’s historical experience overseeing and successfully executing a similar value creation strategy at Pinnacle Foods. Our founders have known or worked together for over 10 years, with extensive experience deploying a proven value creation toolkit including recruiting world-class talent, identifying value enhancements, delivering operating efficiencies and successfully integrating strategic acquisitions. Mr. Deromedi served as either Executive Chairman or Chairman of the board of directors of Pinnacle Foods from 2007-2018, where Mr. Giordano served as a director from 2007 to 2015. During Mr. Deromedi’s tenure, Pinnacle Foods was able to drive shareholder value through an operating philosophy consisting of:
•
Cost Reduction and Margin Expansion.   Pinnacle’s Adjusted EBITDA as a percentage of net sales expanded by over 600 basis points from 2007-2017 due, in part, to implementation of company-wide productivity processes designed to deliver approximately 4% gross annual reductions in cost of products sold.

•
Reinvestment in Growth.   Increased investments in Leadership Brands through enhanced marketing, product innovation, and distribution expansion to drive growth.

•
Strategic Acquisitions.   Completed and successfully integrated four value-enhancing acquisitions with significant cost synergies.

Importantly, this operating philosophy is one that Collier Creek and Utz plan to utilize post-Business Combination. During Mr. Deromedi’s tenure, Pinnacle Foods reported that its Adjusted EBITDA nearly tripled from 2007 to 2017 as net income (loss) grew from $(115.4) million to $532.2 million. Over that time, Pinnacle Foods acquired and successfully integrated multiple businesses including Birds Eye Foods, Wishbone, Gardein and Boulder Brands, consistently meeting or exceeding synergy targets.

Support Top Management

Build Platform with Strategic Acquisitions

- Fully Integrated
- Strong Synergies
- Multiple Enhancing

	Pinnacle Foods Inc.	Utz Brands
	2007 - 2017	2011 - 2019
Acq. Made	4	11
Syn. % Net Sales	7.6%	8.1%

Reduce Costs and Expand Margin

- Productivity Process
- Capacity Optimization
- High ROI Investments
- Lean Overhead

	Pinnacle Foods Inc.		Utz Brands	
	2007	2017	Today	Future
Prod. % COGS	~2%	~4%	<1%	3-4%
EBITDA Margin[(1)]	15.3%	21.5%	11.2%	Mid-teens

Reinvest to Accelerate Revenue Growth

- Portfolio Strategy
- Marketing/Sales Optimization
- New Product Innovations
- Distribution Expansion

Marketing Spend (% Net Sales)

Pinnacle Foods Inc.		Utz Brands	
2007	2017	Today	Future
~2%	3-4%	~1%	3-4%

Five Consecutive Years of Composite Market Share Gains at Pinnacle

Source: Management estimates and company filings
(1)
Represents Adjusted EBITDA as a percentage of Net Sales for Pinnacle. Represents Further Adjusted EBITDA as a percentage of Pro Forma Net Sales for Utz. Further Adjusted EBITDA and Pro Forma Net Sales for “Today” represent fiscal year 2019 and have been derived from the Non-GAAP Financial Measures and from Note 4 to Utz’s unaudited pro forma condensed financial information included in this proxy statement/prospectus.

Since its initial public offering in March 2013, the share price of Pinnacle Foods’s common stock increased by 233.3% (prior to the sale to Conagra Brands, Inc. on October 26, 2018), representing a 24.1% annualized return, or approximately 6.1x the increase in the S&P 500 Consumer Staples index and 3.2x the increase in the S&P 500 index over the same time period.

Stock Appreciation CAGR from PF IPO to Sale
Pinnacle Foods 24.1%
S&P 500 10.3
Consumer Staples 6.0
350
320
290
260
230
200
170
140
110
80
Share Price Rebased to 100
+233.3%
+72.4%
+38.1%
Mar-13
Nov-13
Jun-14
Feb-15
Sep-15
Apr-16
Dec-16
Jul-17
Mar-18
Oct-18
Pinnacle Foods
S&P 500
Consumer Staples

The Collier Creek Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:
•
Future Financial Performance.   The risk that future financial performance may not meet our expectations due to factors in our control or out of our control, including due to economic cycles or other macroeconomic factors.

•
COVID-19.   Uncertainties regarding the potential impacts of the COVID-19 virus and related economic disruptions on Utz’s operations and demand for its products.

•
Potential For Benefits Not Achieved.   The risk that the potential benefits of the Business Combination, including Utz’s future value-creation strategies and identified cost savings or revenue opportunities, may not be fully achieved, or may not be achieved within the expected timeframe.

•
Liquidation of the Company.   The risks and costs to our business if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in our inability to effect a business combination by October 10, 2020 and force Collier Creek to liquidate and the warrants to expire worthless.

•
Exclusivity.   The fact that the Business Combination Agreement includes an exclusivity provision that prohibits us from agreeing to other business combinations (but not pursuing and discussing alternative transactions), which restricts our ability to complete other potential business combinations prior to October 10, 2020.

•
Stockholder Vote.   The risk that our stockholders may fail to provide the respective votes necessary to effect the Business Combination.

•
Closing Conditions.   The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within our control.

•
Litigation.   The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•
Fees and Expenses.   The fees and expenses associated with completing the Business Combination.

•
Other Risks.   Various other risks associated with the Business Combination, the business of Collier Creek, and the business of Utz described under “Risk Factors.”

In addition to considering the factors described above, the Collier Creek Board also considered that:
•
Interests of Certain Persons.   Some officers and directors of Collier Creek may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of the Company’s stockholders (see — “Interests of Collier Creek’s Directors and Officers and Others in the Business Combination”). Collier Creek’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Collier Creek Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.

The Collier Creek Board concluded that the potential benefits that it expected the Company and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Collier Creek Board unanimously determined that the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, the Company and its stockholders.
The indications of performance of Pinnacle Foods are for illustrative purposes only and are not indicative of future performance of Utz.
Satisfaction of 80% Test
It is a requirement under the Existing Organizational Documents that any business acquired by Collier Creek have a fair market value equal to at least 80% of the balance of the funds in the trust account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of Utz generally used to approve the transaction, the Collier Creek Board determined that this requirement was met. The Collier Creek Board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of Collier Creek and its shareholders and appropriately reflected Utz’s value. In reaching this determination, the Collier Creek Board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as Utz’s historical growth rate and its potential for future growth in revenue and profits. The Collier Creek Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of Utz met this requirement and make the other determinations regarding the transaction.
Certain Company Projected Financial Information
The prospective financial information was not prepared with a view towards compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. These projections were prepared solely for internal use, and capital budgeting and other management purposes, and are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by investors or holders. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results.
The projections reflect numerous assumptions including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond Utz’s control, such as the risks and uncertainties contained in the section entitled “Risk Factors.” The projections reflect the consistent application of the accounting policies of Utz and should be read in conjunction with the accounting policies included in Note 1 to the accompanying the historical audited consolidated financial statements of Utz included in this proxy statement.
The financial projections for revenue and costs are forward-looking statements that are based on growth assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Utz’s control. While all projections are necessarily speculative, Utz believes that the prospective financial information covering periods beyond 12 months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the projections in this proxy statement/prospectus should not be regarded as an indication that Utz or its representatives considered or currently consider the projections to be a reliable prediction of future events, and reliance should not be placed on the projections.
The projections were requested by, and disclosed to, us for use as a component of our overall evaluation of Utz and are included in this proxy statement/prospectus because they were provided to the Collier Creek Board for its evaluation of the Business Combination. Utz has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone, including us. Neither Utz’s management nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of Utz compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. Accordingly, they should not be looked upon as “guidance” of any sort. Utz will not refer back to these forecasts in its future periodic reports filed under the Exchange Act.
The projections were prepared by, and are the responsibility of, Utz’s management. Grant Thornton (“GT”), Utz’s independent auditor, has not examined, compiled or otherwise applied procedures with respect to the accompanying prospective financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The GT report included in this proxy statement/prospectus relates to historical financial information of Utz Brands Holdings, LLC. They do not extend to the projections and should not be read as if they do.
The key elements of the projections provided to us are summarized below (in millions of dollars). Pro Forma Net Sales is projected to grow by 5.1% in fiscal 2020 and 2.0% in fiscal 2021, driven by accelerated growth of Power Brands, partially offset by the remaining IO conversions to be completed in 2021. Further Adjusted EBITDA Margin is projected to increase by approximately 3.2 percentage points from fiscal 2019 to fiscal 2021, primarily due to integration-related cost savings from the Kennedy and Kitchen Cooked acquisitions, offset by incremental public company costs, as well as the realization of identified productivity savings opportunities (net of reinvestments into additional consumer marketing investments behind Power Brands) and improved mix with the strategic focus on higher-margin Power Brands, among other factors.
	Fiscal Year,
($ in millions)	2020	2021
Net Sales	$910	$928
% Growth	5.1%	2.0%
Further Adjusted EBITDA(1)	$124	$134
% Margin	13.6%	14.4%
Further Adjusted EBITDA(1)	$124	$134
Less: Operational Depreciation & Amortization(2)	(26)	(27)
Less: Run-rate Stock-Based Compensation	(5)	(5)
Less: Pro Forma Cash Interest Expense, Net	(20)	(18)
Adjusted Profit Before Taxes	$73	$84
Less: Corporate Tax Expense(3)	(16)	(19)
Adjusted Net Income	$57	$65
Basic Shares Outstanding(4)		115.1
Adjusted Earnings Per Share		$0.56

(1)
Projected Further Adjusted EBITDA is calculated as EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) adjusted to exclude certain unusual or non-recurring items, certain non-cash items and other items that are not indicative of ongoing operations as well as include the run rate impact of integration-related cost savings from the Kennedy Acquisition and Kitchen Cooked Acquisition in addition to estimated future public company costs. For a historical reconciliation of

EBITDA and Further Adjusted EBITDA which does not include the run rate impact of integration-related cost savings from the Kennedy Acquisition and Kitchen Cooked Acquisition in addition to estimated future public company costs, to the most directly comparable GAAP measure of Net earnings (loss), please see the section entitled “Selected Historical Combined Financial and Other Data of Utz — Non-GAAP Financial Measures.”
(2)
Operational depreciation & amortization excludes the impact of step-up amortization and other transaction-related items related to the acquisitions of Golden Flake and Inventure as well as the Kennedy Acquisition and the contemplated Business Combination.

(3)
Corporate tax expense assumes PubCo’s estimated effective tax rate of approximately 23% on Adjusted Profit Before Taxes reflective of the impacts of net operating losses as well as step-up amortization from historical acquisitions and from the Business Combination (net of payments made under the Tax Receivable Agreement).

(4)
Basic Shares Outstanding includes: (a) shares of Class A common stock to be outstanding upon the consummation of the Business Combination, including pursuant to the Forward Purchases; and (b) shares of Class A common stock issuable on a one-for-one basis upon the exchange of outstanding Common Company Units that will held by the Sellers upon the consummation of the Business Combination; and excludes (c) Public Warrants or Private Placement Warrants to purchase Class A common stock following the completion of the Business Combination; and (d) stock options or other stock-based awards held by current and former employees of Utz or shares that may be issued under the Equity Incentive Plan.

In addition, Utz provided us with its internally prepared estimates of capital investments required to operate the business and realize the identified potential productivity savings opportunities (in millions of dollars):
	Fiscal Year
($ in millions)	2020	2021
Maintenance	$10	$10
Profit Enhancing	8	15
Total Recurring Capital Expenditures	$18	$25
One-Time New ERP Implementation	10	—
Total Capital Expenditures (Including ERP Implementation)	$28	$25
Material U.S. Federal Income Tax Consequences of the Domestication to Collier Creek Shareholders.
The following discussion (this “tax disclosure”) sets forth the material U.S. federal income tax consequences of the Domestication to the U.S. Holders (as defined below) of Collier Creek Shares and Public Warrants. The following discussion also summarizes (i) the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of Collier Creek Shares that elect to have their Collier Creek Shares redeemed for cash if the Business Combination is completed and (ii) the material U.S. federal income tax consequences for Non-U.S. Holders of owning and disposing of the Company’s common stock or warrants after the Domestication. The information set forth in this section is based on the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis, which may affect the U.S. federal income tax consequences described herein.
For purposes of this discussion, because any unit of Collier Creek consisting of one Class A ordinary share and one-third of a Public Warrant is separable at the option of the holder, Collier Creek is treating any Class A ordinary share and one-third of a Public Warrant held by a U.S. Holder in the form of a single unit as separate instruments and is assuming that the unit itself will not be treated as an integrated instrument. Accordingly, the separation of a unit of Collier Creek in connection with the consummation of the Business Combination generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. U.S. Holders of Collier Creek Shares and Public Warrants

are urged to consult their tax advisors concerning the U.S. federal, state, local and any non-U.S. tax consequences of the transactions contemplated by the Business Combination (including any Redemption) with respect to any Class A ordinary shares and Public Warrants held through a unit of Collier Creek (including alternative characterizations of a unit of Collier Creek).
For purposes of this summary, a “U.S. Holder” means a beneficial owner of Collier Creek Shares or Public Warrants that is for U.S. federal income tax purposes:
•
an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of Collier Creek Shares or Public Warrants that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. Holder.
This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that hold Collier Creek Shares or Public Warrants as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special rules, including:
•
financial institutions or financial services entities;

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broker-dealers;

•
persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

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tax-exempt entities;

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governments or agencies or instrumentalities thereof;

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insurance companies;

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regulated investment companies;

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real estate investment trusts;

•
certain expatriates or former long-term residents of the United States;

•
persons that acquired Collier Creek Shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

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persons that hold Collier Creek Shares or Public Warrants as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

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persons whose functional currency is not the U.S. dollar;

•
controlled foreign corporations;

•
passive foreign investment companies;

•
persons required to accelerate the recognition of any item of gross income with respect to Collier Creek Shares or Public Warrants as a result of such income being recognized on an applicable financial statement;

•
persons who actually or constructively own 5 percent or more of the shares of Collier Creek by vote or value (except as specifically provided below);

•
foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii); or

•
the Sponsor or its affiliates.

This discussion does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of Collier Creek Shares or Public Warrants. Additionally, this discussion does not address the tax treatment of partnerships or other pass-through entities or persons who hold Collier Creek Shares or Public Warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Collier Creek Shares or Public Warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) on Collier Creek Shares or Public Warrants and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Collier Creek Shares or Public Warrants will be in U.S. dollars. We have not sought, and do not intend to seek, a ruling from the U.S. Internal Revenue Service (“IRS”) as to any U.S. federal income tax consequences described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.
THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF COLLIER CREEK SHARES AND PUBLIC WARRANTS MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. WE URGE BENEFICIAL OWNERS OF COLLIER CREEK SHARES AND PUBLIC WARRANTS TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION, EXERCISING REDEMPTION RIGHTS, AND OWNING AND DISPOSING OF THE COMPANY’S COMMON STOCK AND WARRANTS AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.
U.S. Holders
Tax Consequences of the Domestication to U.S. Holders of Collier Creek Shares
The discussion under this heading “— Tax Consequences of the Domestication to U.S. Holders of Collier Creek Shares” constitutes the opinion of Kirkland & Ellis LLP, United States tax counsel to Collier Creek, insofar as it discusses the material U.S. federal income tax consequences applicable to U.S. Holders of Collier Creek Shares and Public Warrants as a result of the Domestication based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations herein and in the opinion included as Exhibit 8.1 hereto, as well as representations of Collier Creek.
The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code. Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Domestication, we will change our jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware.
The Domestication generally should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) to a statutory conversion of a corporation holding only investment-type assets such as Collier Creek, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

In the case of a transaction, such as the Domestication, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F), except as otherwise provided in this tax disclosure, including with respect to the PFIC rules and Section 367 of the Code, a U.S. Holder of Collier Creek Shares should not recognize gain or loss upon the exchange of its Collier Creek Shares solely for Company Shares or exchange of its Public Warrants solely for Company warrants pursuant to the Domestication. The Domestication should be treated for U.S. federal income tax purposes as if Collier Creek (i) transferred all of its assets and liabilities to the Company in exchange for all of the outstanding common stock and warrants of the Company; and then (ii) distributed the common stock and warrants of the Company to the shareholders and warrant holders of Collier Creek in liquidation of Collier Creek. The taxable year of Collier Creek should be deemed to end on the date of the Domestication.
In the case of a transaction, such as the Domestication, that qualifies as an F Reorganization, (i) a U.S. Holder’s tax basis in a share of common stock or a warrant of the Company received in connection with the Domestication should generally be the same as its tax basis in the Collier Creek Share and Public Warrant surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below) and (ii) the holding period for a Company share or warrant received by a U.S. Holder should generally include such U.S. Holder’s holding period for the Collier Creek Share or Public Warrant surrendered in exchange therefor.
If the Domestication fails to qualify as a reorganization under Section 368, a U.S. Holder of Collier Creek Shares generally would recognize gain or loss with respect to its Collier Creek Shares in an amount equal to the difference, if any, between the fair market value of the corresponding Company Shares received in the Domestication and the U.S. Holder’s adjusted tax basis in its Collier Creek Shares surrendered. The U.S. Holder’s basis in the Company Shares would be equal to the fair market value of that stock on the date of the Domestication and such U.S. Holder’s holding period for the Company Shares would begin on the day following the date of the Domestication. Shareholders who hold different blocks of Collier Creek Shares (generally, shares of Collier Creek purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of Collier Creek Shares.
Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise Redemption Rights with respect to Collier Creek Shares, U.S. Holders exercising such Redemption Rights will be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising Redemption Rights with respect to their Collier Creek Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of Redemption Rights.
PFIC Considerations
Even in the case of a transaction, such as the Domestication, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, the Domestication may still be a taxable event to U.S. Holders of Collier Creek Shares or Public Warrants under the passive foreign investment company, or PFIC, provisions of the Code, to the extent that Section 1291(f) of the Code applies, as described below. Because Collier Creek is a blank check company with no current active operating business, based upon the composition of its income and assets, and upon a review of its financial statements, Collier Creek believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2019, and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication.
Effect of PFIC Rules on the Domestication
Even in the case of a transaction, such as the Domestication, that qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person that disposes of stock of a PFIC must recognize gain, notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would generally require taxable gain recognition by a Non-Electing Shareholder, as described below, with respect to its exchange of Collier Creek Shares for Company Shares and Public Warrants for Company warrants in the Domestication if Collier Creek were classified as a PFIC at any time during such U.S. Holder’s holding period therefor. Any such gain would generally be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed below under “Definition and General Taxation of a PFIC.” The proposed Treasury Regulations under Section 1291(f) of the Code should not apply to an Electing Shareholder with respect to its Collier Creek Shares for which a timely QEF election, QEF election with a purging election, or MTM election is made, as each such election is described below. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted.
Definition and General Taxation of a PFIC
A non-U.S. corporation will be a PFIC if either (a) at least seventy-five percent (75%) of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, is passive income or (b) at least fifty percent (50%) of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.
Pursuant to a “start-up exception,” a corporation will not be a PFIC for the first taxable year the corporation has gross income if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. Collier Creek will not be eligible for the “start-up exception.” Therefore, Collier Creek has likely been a PFIC since its inception.
If Collier Creek is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Collier Creek Shares or Public Warrants and, solely with respect to the Collier Creek Shares, the U.S. Holder did not make either (a) a timely “qualified election fund” (QEF) election for Collier Creek’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Collier Creek Shares, (b) a QEF election along with a “purging election,” or (c) a “mark-to-market” (MTM) election, all of which are discussed further below, such U.S. Holder generally will be subject to special rules with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its Collier Creek Shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Collier Creek Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Collier Creek Shares.
Under these rules, the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Collier Creek Shares or Public Warrants. The amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Collier Creek’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income. The amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder. The interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of the U.S. Holder. Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the Domestication (discussed under “— Effects of Section 367(b) to U.S. Holders of Collier Creek Shares”) generally would be treated as gain subject to these rules.
In general, if Collier Creek is determined to be a PFIC, a U.S. Holder may avoid the tax consequences described above with respect to its Collier Creek Shares (but not Public Warrants) by making a timely QEF election (or a QEF election along with a purging election), or an MTM election, all as described below.

Impact of PFIC Rules on Certain U.S. Holders
The impact of the PFIC rules on a U.S. Holder of Collier Creek Shares will depend on whether the U.S. Holder has made a timely and effective election to treat Collier Creek as a qualified electing fund, or QEF, under Section 1295 of the Code, for Collier Creek’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Collier Creek Shares, the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made an MTM election, all as discussed below. A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or an MTM election is hereinafter referred to as an “Electing Shareholder.” A U.S. Holder of a PFIC that is not an Electing Shareholder is hereinafter referred to as a “Non-Electing Shareholder.”
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
A U.S. Holder’s ability to make a QEF election with respect to its Collier Creek Shares is contingent upon, among other things, the provision by Collier Creek of certain information that would enable the U.S. Holder to make and maintain a QEF election. Upon written request, Collier Creek will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there can be no assurance that Collier Creek will timely provide such information that is required to make and maintain the QEF election. A U.S. Holder is not able to make a QEF election with respect to Public Warrants. An Electing Shareholder making a valid and timely QEF election generally would not be subject to the adverse PFIC rules discussed above with respect to their Collier Creek Shares. As a result, such a U.S. Holder generally should not recognize gain or loss as a result of the Domestication except to the extent described under “—Effects of Section 367(b) to U.S. Holders of Collier Creek Shares” and subject to the discussion above under “— Tax Consequences of the Domestication to U.S. Holders of Collier Creek Shares,” but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Collier Creek, whether or not such amounts are actually distributed.
As indicated above, if a U.S. Holder of Collier Creek Shares has not made a timely and effective QEF election with respect to Collier Creek’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Collier Creek Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Collier Creek Shares for their fair market value on the “qualification date.” The qualification date is the first day of Collier Creek’s tax year in which Collier Creek qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Collier Creek Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Collier Creek Shares by the amount of the gain recognized and will also have a new holding period in the Collier Creek Shares for purposes of the PFIC rules.
Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Collier Creek Shares and for which Collier Creek is determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect to its Collier Creek Shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Collier Creek Shares at the end of its taxable year over the adjusted basis in its Collier Creek Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Collier Creek Shares over the fair market value of its Collier Creek Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Collier Creek Shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the Collier Creek Shares will be treated as ordinary income. Shareholders who hold different blocks of Collier Creek Shares (generally, shares of Collier Creek purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. No assurance can be given that the Collier Creek Shares are considered to be regularly traded for purposes of the MTM election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the MTM election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Collier Creek Shares. An MTM election is not available with respect to Public Warrants. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of an MTM election in respect to Collier Creek Shares under their particular circumstances.
The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Collier Creek Shares should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.
Effects of Section 367 to U.S. Holders of Collier Creek Shares
In addition to the PFIC rules discussed above, Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Section 367 of the Code imposes U.S. federal income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of Collier Creek Shares on the date of the Domestication. Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise Redemption Rights with respect to Collier Creek Shares, U.S. Holders exercising such Redemption Rights will be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication.
A.
U.S. Holders Whose Collier Creek Shares Have a Fair Market Value of $50,000 or More and Who Own More Than 10 Percent of the Voting Power or Value of Collier Creek

A U.S. Holder whose Collier Creek Shares have a fair market value of $50,000 or more on the date of Domestication and who beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of Collier Creek Shares entitled to vote or 10% or more of the total value of all classes of Collier Creek Shares (a “10% U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to the Collier Creek Shares it directly owns within the meaning of Treasury Regulations under Section 367(b) of the Code. A U.S. Holder’s ownership of warrants will be taken into account in determining whether such U.S. Holder owns 10% or more of the total combined voting power of all classes of Collier Creek Shares or 10% or more of the total value of all classes of Collier Creek Shares. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of Collier Creek Shares entitled to vote or 10% or more of the total value of all classes of Collier Creek Shares and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.
A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Collier Creek Shares is the net positive earnings and profits of Collier Creek attributable to its shares (as determined under Treasury Regulation Section 1.367(b)-2) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulations under Section 367 provide that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.
Collier Creek does not expect to have significant cumulative net earnings and profits on the date of the Domestication. If Collier Creek does not have positive cumulative net earnings and profits through the date of the Domestication, then a 10% U.S. Shareholder should not be required to include in gross income an “all earnings and profits amount” with respect to its Collier Creek Shares. However, the determination of earnings and profits is a complex determination and may be impacted by numerous factors. It is possible that the amount of Collier Creek’s cumulative net earnings and profits could be positive through the date of the Domestication in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a deemed dividend under Treasury Regulation Section 1.367(b)-2 as a result of the Domestication. Any such U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code.
B.
U.S. Holders Whose Collier Creek Shares Have a Fair Market Value of $50,000 or More But Who Own Less Than 10 Percent of the Voting Power of Collier Creek and Less than 10% of the Total Value of Collier Creek

A U.S. Holder whose Collier Creek Shares have a fair market value of $50,000 or more on the date of Domestication but who beneficially owns (directly, indirectly or constructively) less than 10% of the total combined voting power of all classes of Collier Creek Shares entitled to vote and less than 10% of the total value of all classes of Collier Creek Shares will recognize gain (but not loss) with respect to the Domestication unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below.
Unless such a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to Company Shares received in the Domestication in an amount equal to the excess of the fair market value of the Company Shares received over the U.S. Holder’s adjusted tax basis in the Collier Creek Shares deemed surrendered in in the Domestication. Shareholders who hold different blocks of Collier Creek Shares (generally, shares of Collier Creek purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
As an alternative to recognizing any gain as described in the preceding paragraph, such a U.S. Holder may elect to include in income as a deemed dividend the “all earnings and profits amount” attributable to its Collier Creek Shares under Section 367(b) of the Code. There are, however, a number of specific conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:
(i)
a statement that the Domestication is a Section 367(b) exchange;

(ii)
a complete description of the Domestication;

(iii)
a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)
a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)
a statement that the U.S. Holder is making the election and that includes (A) a copy of the information that the U.S. Holder received from Collier Creek establishing and substantiating the “all earnings and profits amount” with respect to the U.S. Holder’s Collier Creek Shares, and (B) a representation that the U.S. Holder has notified Collier Creek (or the Company) that the U.S. Holder is making the election; and

(vi)
certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the taxable year in which the Domestication occurs, and the U.S. Holder must send notice of making the election to Collier Creek or the Company no later than the date such tax return is filed. In connection with this election, Collier Creek may in its discretion provide each U.S. Holder eligible to make such an election with information regarding Collier Creek’s earnings and profits upon written request.
Collier Creek does not expect to have significant cumulative earnings and profits through the date of the Domestication. If that proves to be the case, U.S. Holders who make this election should generally not have an income inclusion under Section 367(b) of the Code provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that Collier Creek has positive cumulative earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its Collier Creek Shares, and thus could be required to include that amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Domestication.
U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.
C.
U.S. Holders Whose Collier Creek Shares Have a Fair Market Value of Less Than $50,000

A U.S. Holder whose Collier Creek Shares have a fair market value of less than $50,000 on the date of Domestication should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication and generally should not be required to include any part of the “all earnings and profits amount” in income.
Tax Consequences for U.S. Holders of Public Warrants
Subject to the considerations described above relating to a U.S. Holder’s ownership of warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code, and the considerations described above relating to the PFIC rules, a U.S. Holder of Public Warrants should not be subject to U.S. federal income tax with respect to the exchange of warrants for newly issued Company warrants in the Domestication.
All U.S. Holders of Collier Creek Shares are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.
Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights
This section is addressed to U.S. Holders of Collier Creek Shares (which will be exchanged for Company shares in the Domestication) that elect to exercise Redemption Rights to receive cash in exchange for Collier Creek Shares and is subject in its entirety to the discussion of the Domestication, the “passive foreign investment company” or “PFIC” rules and Section 367 of the Code as discussed above under the section entitled “— Material U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Collier Creek Shares — U.S. Holders.” For purposes of this discussion, a “Converting U.S. Holder” is a U.S. Holder that elects to exercise Redemption Rights in respect of all or a portion of its Collier Creek Shares.
The U.S. federal income tax consequences to a U.S. Holder of Collier Creek Shares (which will be exchanged for Company shares in the Domestication) that exercises Redemption Rights to receive cash in exchange for all or a portion of its Collier Creek Shares will depend on whether the redemption qualifies as a sale of Company shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code with respect to the Converting U.S. Holder. If the redemption qualifies as a sale of such U.S. Holder’s Company shares redeemed, such U.S. Holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such U.S. Holder’s tax basis in Company shares redeemed. A U.S. Holder’s adjusted tax basis in its Collier Creek Shares will generally be equal to the cost of such Collier Creek Shares. This gain or loss should generally be long-term capital gain or loss if the holding period of such Collier Creek Shares is more than one year at the time of the redemption. However, it is possible that because of the Redemption Rights associated with the Collier Creek Shares, the holding period of such shares may not be considered to begin until the date of such redemption (and thus it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. Shareholders who hold different blocks of Collier Creek Shares (generally, shares of Collier Creek purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
The redemption of Company shares generally will qualify as a sale of the Company shares redeemed if such redemption (i) is “substantially disproportionate,” (ii) results in a “complete termination” of such U.S. Holder’s interest in the Company, or (iii) is “not essentially equivalent to a dividend” with respect to the Converting U.S. Holder. For purposes of such tests with respect to a Converting U.S. Holder, that Converting U.S. Holder may be deemed to own not only shares actually owned, but also constructively owned, which in some cases may include shares such holder may acquire pursuant to options (generally including Company warrants received in respect of Public Warrants in the Domestication) and shares owned by certain family members, certain estates and trusts of which the Converting U.S. Holder is a beneficiary and certain corporations and partnerships.
Generally, the redemption will be “substantially disproportionate” with respect to the Converting U.S. Holder if (i) the Converting U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding voting shares (including all classes that carry voting rights) of the Company is reduced immediately after the redemption to less than 80% of the Converting U.S. Holder’s percentage interest (including constructive ownership) in such shares immediately before the redemption; (ii) the Converting U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding Company shares (both voting and nonvoting) immediately after the redemption is reduced to less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the Converting U.S. Holder owns (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of shares of the Company entitled to vote. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the Company shares actually and constructively owned by such U.S. Holder are redeemed or (ii) all of the Company shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of the Company shares owned by certain family members and such U.S. Holder does not constructively own any other Company shares and otherwise complies with specific conditions. Whether the redemption will be considered “not essentially equivalent to a dividend” with respect to a Converting U.S. Shareholder will depend upon the particular circumstances of that U.S. Holder. However, the redemption generally must result in a meaningful reduction in the Converting U.S. Holder’s actual or constructive percentage ownership of the Company. Whether the redemption will result in a “meaningful reduction” in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. If the shareholder’s relative interest in the corporation is a small minority interest and the shareholder exercises no control over corporate affairs, taking into account the effect of Redemptions by other shareholders, and its percentage ownership (including constructive ownership) is reduced as a result of the Redemption, such U.S. Holder may be regarded as having a meaningful reduction in its interest pursuant to a published ruling in which the IRS indicated that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any Redemption of its Company shares.
If none of the tests described above applies and subject to the PFIC rules discussed above, the consideration paid to the Converting U.S. Holder will generally be treated as dividend income for U.S. federal income tax purposes to the extent of the Company’s current or accumulated earnings and profits. Any distribution in excess of such earnings and profits will reduce the Converting U.S. Holder’s basis in the Company shares (but not below zero) and any remaining excess will be treated as capital gain realized on the sale or other disposition of the Company shares. After the application of those rules, any remaining tax basis of the U.S. Holder in the Company shares redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining Company shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Company warrants or possibly in other Company shares constructively owned by such U.S. Holder. Shareholders who hold different blocks of Collier Creek Shares (generally, shares of Collier Creek purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise Redemption Rights, U.S. Holders exercising Redemption Rights will be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication (discussed further above).
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR COMPANY SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.
Non-U.S. Holders
Tax Consequences for Non-U.S. Holders of Owning and Disposing of the Company’s Common Stock
Distributions on Company Shares
Distributions of cash or property to a Non-U.S. Holder in respect of Company Shares received in the Domestication will generally constitute dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the Company’s current and accumulated earnings and profits, the excess will generally be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in the Company Shares. Any remaining excess will be treated as capital gain and will be treated as described below under “— Gain on Disposition of Company Shares.”
Dividends paid to a Non-U.S. Holder of Company Shares generally will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate as described below. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (generally by providing an IRS Form W-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A Non-U.S. Holder of Company Shares who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the Company Shares are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.
A Non-U.S. Holder of Company Shares eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.
Gain on Disposition of Company Shares
Subject to the discussion of backup withholding and FATCA below, any gain realized by a Non-U.S. Holder on the taxable disposition of Company Shares or Company warrants generally will not be subject to U.S. federal income tax unless:
•
the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder);

•
the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•
the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and either (A) the Company shares are not considered to be regularly traded on an established securities market or (B) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period more than 5% of outstanding Company shares. There can be no assurance that Company Shares will be treated as regularly traded on an established securities market for this purpose.

A non-corporate Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.
If the last bullet point immediately above applies to a Non-U.S. Holder, gain recognized by such Non-U.S. Holder on the sale, exchange or other disposition of Company shares or Company warrants generally will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such Company shares or Company warrants from a Non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. The Company will generally be classified as a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. The Company does not expect to be classified as a “U.S. real property holding corporation” following the Business Combination. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether the Company is or will be a U.S. real property holding corporation with respect to a Non-U.S. Holder following the Business Combination or at any future time.
Tax Consequences to Non-U.S. Holders That Elect to Exercise Redemption Rights
This section is addressed to Non-U.S. Holders of Collier Creek Shares that elect to exercise Redemption Rights to receive cash in exchange for all or a portion of their Collier Creek Shares. For purposes of this discussion, a “Converting Non-U.S. Holder” is a Non-U.S. Holder that elects to exercise Redemption Rights in respect of all or a portion of its Collier Creek Shares.
Because the Domestication will occur immediately prior to the redemption of Non-U.S. Holders that exercise Redemption Rights with respect to Collier Creek Shares, the U.S. federal income tax consequences to a Converting Non-U.S. Holder will depend on whether the redemption qualifies as a sale of the Company shares redeemed, as described above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights.” If such a redemption qualifies as a sale of Company shares, the U.S. federal income tax consequences to the Converting Non-U.S. Holder generally will be as described above under “— Gain on Disposition of Company Shares.” If such a redemption does not qualify as a sale of Company shares, the Converting Non-U.S. Holder generally will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under “— Distributions on Company Shares.”
Converting Non-U.S. Holders of Collier Creek Shares considering exercising their Redemption Rights should consult their own tax advisors as to whether the Redemption of their shares will be treated as a sale or as a distribution under the Code.

Information Reporting and Backup Withholding
The Company generally must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.
A Non-U.S. Holder generally will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of a sale of Company Shares within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including Company Shares and Company warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which Company Shares and Company warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, Company Shares and Company warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of Company shares. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including Company shares or Company warrants), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in Company Shares and Company warrants.

Anticipated Accounting Treatment
Regulatory Matters
The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, (i) except for filings with the Cayman Islands and Delaware necessary to effectuate the Domestication and (ii) the Business Combination and filings required of solicitation materials pursuant to Rule 14a-12 of the Exchange Act.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that Collier Creek Holdings’ entry into the Business Combination Agreement entered into as of June 5, 2020 (as amended, restated, supplemented and/or otherwise modified from time to time, the “Business Combination Agreement”) by and among Collier Creek Holdings, Utz and the Sellers, the consummation of the transactions contemplated by the Business Combination Agreement, including the issuance of the acquisition consideration thereunder, and the performance by Collier Creek of its obligations thereunder thereby be ratified, approved, adopted and confirmed in all respects.”
Required Vote with Respect to the Business Combination Proposal
The approval of the Business Combination Proposal will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Collier Creek Shares that are present and vote at the Shareholders Meeting. If any of the Domestication Proposal, the Business Combination Proposal or any of the Required Organizational Documents Proposals fails to receive the required shareholder approval, the Business Combination will not be completed. In addition, if each of the Organizational Documents Proposals do not receive approval at the Shareholders Meeting from the holders of at least two-thirds of the ordinary shares of Collier Creek as of the Record Date that are present and vote at the Shareholders Meeting, the Business Combination can close only if the Sellers and Collier Creek waive certain conditions to closing under the Business Combination Agreement. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.
The Sponsor, directors and officers have agreed to vote any ordinary shares owned by them in favor of the Business Combination pursuant to the Insider Letter Agreement. As of the Record Date, such shareholders beneficially owned 11,875,000 Class B ordinary shares, excluding shares issuable upon the exercise of warrants. As of the date hereof, the Sponsor and Collier Creek’s directors and officers have not purchased any additional ordinary shares.
Recommendation of The Collier Creek Board with Respect to the Business Combination Proposal
THE COLLIER CREEK BOARD UNANIMOUSLY RECOMMENDS THAT THE COLLIER CREEK SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

SHAREHOLDER PROPOSAL 3: THE EQUITY INCENTIVE PLAN PROPOSAL
Collier Creek is asking its shareholders to approve the Utz Brands, Inc. 2020 Omnibus Equity Incentive Plan, referred to as the Equity Incentive Plan. The Equity Incentive Plan is comprised of two sections: an omnibus equity incentive plan that provides for awards to employees, consultants and independent directors and a sub-plan, which we refer to as the 2020 Long-Term Incentive Plan (the “2020 LTIP”), which amends and restates the Utz Quality Foods, LLC 2018 Long-Term Incentive Plan (the “2018 LTIP”). The Collier Creek Board intends to adopt the Equity Incentive Plan, subject to the approval from the holders of Collier Creek Shares. If approved, the Equity Incentive Plan will become effective upon the Closing and will be used by the Company following the Closing. Where the interests of Utz (before the Closing) and the interests of the Company (following the Closing) are the same with respect to the Equity Incentive Plan, the term “Company” will be used.
The Collier Creek Board believes that the Company must offer a competitive equity incentive program if it is to successfully attract and retain the best possible candidates for positions of substantial responsibility within the Company. The Collier Creek Board expects that the Equity Incentive Plan will be an important factor in attracting, retaining and rewarding high caliber employees who are essential to the Company’s success and providing incentives to these individuals to promote the success of the Company.
Summary of the Equity Incentive Plan
The following summary is not a complete statement of the Equity Incentive Plan and is qualified in its entirety by reference to the complete text of the Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex D.
General.  The purposes of the Equity Incentive Plan are to enable the Company and its affiliates to attract and retain the types of employees, consultants and independent directors who will contribute to the Company’s long range success, provide incentives to align the interests of employees, consultants and independent directors with those of the stockholders of the Company, and promote the success of the Company’s business. These incentives are provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance share awards, cash awards and other equity-based awards. In addition, each participant in the 2020 LTIP has elected to convert all of his or her Phantom Units subject to the 2018 LTIP immediately prior to the Closing into restricted stock units (“LTIP Substitute Awards”).
Authorized Shares.  The total number of shares of Class A common stock that will be authorized and reserved for issuance under the Equity Incentive Plan will equal (i) 9,500,000 shares of Class A common stock, representing approximately 7.9% of the shares of Company common stock as of the Closing (on a fully earned, as-converted basis, including shares of Class V common stock issuable upon vesting of the Retained Restricted Company Units), plus (ii) shares of Class A common stock subject to LTIP Substitute Awards. In addition, shares subject to awards granted under the Equity Incentive Plan that expire or are otherwise canceled, forfeited, cash-settled or terminated without the issuance of the full number of shares of Class A common stock to which the award related will again be available for issuance under the Equity Incentive Plan. In addition, shares subject to an award under the Equity Incentive Plan will be deemed to constitute shares not issued to a participant and shall be deemed to again be available for issuance or delivery under the Equity Incentive Plan if such shares are (i) shares tendered in payment of an option; (ii) shares delivered or withheld by the Company to satisfy tax withholding obligations; or (iii) shares covered by a stock-settled stock appreciation right or other award that were not issued upon the settlement of the award.
Adjustments to Shares Subject to the Equity Incentive Plan.  In the event of any changes in the outstanding Class A common stock or in the capital structure of the Company by reason of any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Class A common stock, other securities or other property), a recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of Class A common stock or other securities of the Company or other relevant change in capitalization (any of the foregoing, an “Adjustment Event”), the administrator (as defined below) may, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to, among other things, the aggregate number of shares and types of securities as to which the awards may be granted, the number of shares covered by each outstanding award and the exercise price for each related outstanding option and stock appreciation right.
Administration.  The Compensation Committee of the Company Board will administer the Equity Incentive Plan (referred to as the “administrator”); provided that to the extent the Company Board desires to comply with the exemption requirements of Rule 16b-3 of the Exchange Act with respect to any insider subject to Section 16 of the Exchange Act, such committee shall consist of at least two members of the Company Board, each of whom qualifies as a non-employee director under Rule 16b-3 of the Exchange Act. The Compensation Committee of the Company Board may establish one or more sub-committees to administer the Equity Incentive Plan with respect to separate classes of grantees. Subject to the provisions of the Equity Incentive Plan, the administrator has the power to administer the Equity Incentive Plan, including but not limited to, the authority to (i) construe and interpret the Equity Incentive Plan and apply its provisions, (ii) promulgate, amend, and rescind rules and regulations relating to the administration of the Equity Incentive Plan, (iii) determine when awards are to be granted under the Equity Incentive Plan and the applicable grant date, (iv) determine the number of shares of Class A common stock to be made subject to each award, and (v) approve the form and terms and conditions of the award documents and of each award. The administrator’s interpretation and construction of any provisions of the Equity Incentive Plan or any award are final, binding and conclusive unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.
Eligibility.  Awards may be granted to directors, employees, consultants and advisors of the Company or any of its affiliates, and any individuals whom the administrator determines are reasonably expected to become directors or employees consultants and advisors of the Company or its affiliates following the date of grant of an award under the Equity Incentive Plan. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any parent or subsidiary corporation of the Company. Only individuals holding Phantom Units immediately prior to the Closing are eligible to participate in the 2020 LTIP and no further awards will be made from the 2020 LTIP on or after the Closing.
Stock Options.  Stock options in the form of non-qualified stock options or incentive stock options may be granted under the Equity Incentive Plan. The administrator determines the number of shares subject to each option. The administrator determines the exercise price of options granted under the Equity Incentive Plan; provided that the exercise price must at least be equal to the fair market value of the Company’s Class A common stock in accordance with applicable tax laws, except in connection with the grant of options granted in connection with an assumption or substitution for another option in a manner satisfying the provisions of the Code. The term of a stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of the Company’s outstanding stock, the term of an incentive stock option must not exceed five years and the exercise price must equal at least 110% of the fair market value of the Company’s Class A common stock on the grant date. The grantee may pay the exercise price of an option (i) in cash, (ii) by certified check or (iii) by such method as the administrator approves, including a “cashless” exercise program established with a broker. After the termination of service of a grantee other than due to death or disability, his or her option will remain exercisable for three months except as otherwise provided in the award agreement. After the termination of service of a grantee due to death or disability, the option will remain exercisable for 12 months unless otherwise provided in the award agreement. Upon a termination for cause, all options cease to be exercisable immediately on the date of termination. An option may not be exercised later than the expiration of its term. Subject to the provisions of the Equity Incentive Plan, the administrator determines the other terms of options.
Stock Appreciation Rights.  Stock appreciation rights may be granted under the Equity Incentive Plan. Each share of Class A common stock subject to a stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the Company’s Class A common stock over the exercise price specified in the award agreement between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. The exercise price for a stock appreciation right may not be less than 100% of the fair market value of one share of Class A common stock on the date of grant. Subject to the provisions of the Equity Incentive Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable.

Restricted Stock Awards.  Restricted stock may be granted under the Equity Incentive Plan. Restricted stock awards are grants of shares of the Company’s Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, consultant or advisor and, subject to the provisions of the Equity Incentive Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to the Company); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting rights with respect to such shares upon grant unless the administrator provides otherwise. Recipients of restricted stock awards are not entitled to receive any dividends with respect to such shares until the shares become vested. The administrator may provide that any dividends paid on restricted stock awards must be reinvested in shares of common stock, which is subject to the same vesting conditions applicable to the restricted stock awards.
Restricted Stock Units and Deferred Stock Units.  Restricted stock units may be granted under the Equity Incentive Plan. Restricted stock units are a hypothetical unit of Class A common stock having a value equal to the fair market value of an identical number of shares of Class A common stock. Subject to the provisions of the Equity Incentive Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to the Company) and the form and timing of payment. Restricted stock units that have a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an award agreement are referred to as deferred stock units. Holders of restricted stock units and deferred stock units do not have any rights as stockholders but the administrator may provide in an award agreement that such holders are entitled to receive cash payments equal to the per-share dividend paid on common stock which will be distributed upon vesting of the restricted stock unit.
Dividend Equivalent Rights.  Dividend equivalent rights may be granted under the Equity Incentive Plan with respect to each restricted stock unit and deferred stock unit. Dividend equivalent rights are entitlements to receive credits based on cash and stock dividends that would have been paid on the shares of Class A common stock subject to each restricted stock unit or deferred stock unit award granted to a participant as though such shares had been issued to and held by the grantee. Dividend equivalent rights may not be granted in connection with stock options or stock appreciation rights. Subject to the terms of the Equity Incentive Plan, the administrator determines the terms and conditions of any dividend equivalent rights granted with respect to awards under the Equity Incentive Plan, provided that dividend equivalent rights are subject to the same vesting requirements as the underlying awards and will only be paid at the time or times such vesting requirements are satisfied. If a restricted stock unit or deferred stock unit is forfeited, any right to a dividend equivalent shall likewise be forfeited.
Performance Share Awards and Other Equity-Based Awards and Cash Awards.  The Equity Incentive Plan allows the administrator to grant performance share awards, as well as other equity-based awards and cash awards. The terms of any such awards will be subject to an award agreement setting forth the conditions, terms and form of such awards.
2020 LTIP Phantom Units.  Utz adopted the Utz Quality Foods, LLC 2018 Long-Term Incentive Plan (as amended, the “2018 LTIP”) to provide Utz with a means of attracting and retaining highly qualified employees and aligning the interests of those employees with our financial success. Under the 2018 LTIP, Utz issued Phantom Units to participants. The Phantom Units represent an award of an unfunded, unsecured promise by Utz to pay to each participant a value equal to one ten thousandth of (x) the fair market value of the equity interests of Utz plus $300,000,000, less (y) a specified hurdle value determined by the administrator of the 2018 LTIP, subject to certain automatic adjustments. The value represented by the portion of each Phantom Unit that has become vested under the terms under each Phantom Unit award will be paid no later than thirty days following a distribution event, which occurs upon the earlier of a change in control of Utz Quality Foods, LLC or December 31, 2021. The value, if any, to be paid by Utz following a distribution event will be paid in cash or, in the event the distribution event is a change in control and a portion of the consideration paid pursuant to such change in control is stock listed on a public securities exchange, Utz may elect to pay a proportionate percentage of the aggregate consideration that is paid for a Phantom Unit in the form of such stock. Pursuant to the amendment to and restatement of the 2018 LTIP into the 2020 LTIP effective upon the Closing of the Business Combination, the value, if any, to be paid by Utz following a distribution event, may be paid in the form of cash, publicly traded stock that is listed on a securities exchange, or partly in cash and partly in publicly traded stock that is listed on a securities exchange. Each of the Phantom Units awarded to Utz’s named executive officers and certain other executive officers provides for the payment of an additional amount equal to the difference between the amount of local, state and federal taxes with respect to the executive officer’s receipt of a payment in connection with the Phantom Units and the amount to which the executive officer would have been paid if the Phantom Units received long-term capital gains treatment rather than ordinary income tax treatment. In connection with the Business Combination and immediately prior to the Closing, Utz and the Company intend to amend and restate the 2018 LTIP into the 2020 LTIP, such that it will become a sub-plan under the Equity Incentive Plan, among other changes.
2020 LTIP Restricted Stock Units.  Contingent upon the occurrence of the Closing, each participant in the 2018 LTIP has elected to convert the value of his or her Phantom Units under the 2018 LTIP into restricted stock units under the 2020 LTIP, with each restricted stock unit representing an unfunded, unsecured promise by Utz to pay a participant one share of Class A common stock. Participants in the 2018 LTIP who elect to convert their Phantom Units into restricted stock units under the 2020 LTIP will also have their restricted stock units vested in full. Holders of restricted stock units under the 2020 LTIP will be subject to substantially similar terms to the holders of Phantom Units, including payment terms.
Transferability of Awards.  The Equity Incentive Plan allows for the transfer of awards (other than incentive stock options), in the sole discretion of the administrator and for no consideration, to the grantee’s immediate family or any trust or other entity in which more than 50% of the beneficial interests or voting interests, respectively, are owned by such immediate family members, or such other transferees as permitted by the administrator. The 2020 LTIP does not permit any transfers of any amounts payable under the plan, except to beneficiaries designated by the participant during his or her lifetime.
Grants to Non-Employee Directors.  Grants made to non-employee directors may be in any form other than incentive stock options. The fair value of any awards granted to a non-employee director, including cash compensation in respect of such director’s service, may not exceed $500,000 in any one calendar year, provided that the disinterested directors may provide for exceptions to this limit for a non-employee director.
Change in Control.  The Equity Incentive Plan provides that, except as set forth in the 2020 LTIP, in the event of a change in control, as defined under the Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including substitution or assumption of awards, acceleration of exercisability or lapse of restrictions, or cancellation and payment to the participant of the value of such awards.
The 2020 LTIP provides that, in the event a change in control, as defined in the 2020 LTIP, occurs prior to December 31, 2021, in addition to any terms set forth in an award agreement, each award outstanding under the 2020 LTIP will vest as of the change in control for each award held by a participant who is an employee as of the date of such Change in Control or was an employee within 180 days prior to such Change in Control and such participant’s employment was terminated before the Change in Control by the Company other than for cause or by the participant without the Company’s written consent other than for good reason. Within 30 days of such change in control, the Company will pay the value, in cash, shares of Class A common stock, or partly in cash and partly in shares of Class A common stock, of the participant’s account with respect to all the vested Phantom Units or restricted stock units, respectively, subject to an award under the 2020 LTIP. Any acquisition of Utz Quality Foods, LLC or its parent entities by Collier Creek will not constitute a change in control under the 2020 LTIP with respect to participants who were active employees of the Company as of the date such participant elected to convert his or her Phantom Unit award into a restricted stock unit award.
Amendment; Termination.  The Company Board has the authority to amend the Equity Incentive Plan from time to time; provided that under applicable law and the requirements of a stock exchange on which the Company’s equity securities may be listed, stockholder consent may be required to: (i) increase the maximum number of shares as to which awards may be granted, except for adjustments in connection with certain events specified in the Equity Incentive Plan, (ii) materially expand the eligible participants or (iii) adopt any amendment constituting a change requiring stockholder approval under applicable laws or applicable listing requirements. Additionally, no amendment may materially adversely affect any outstanding award without consent of the impacted grantee. The Equity Incentive Plan automatically will terminate in 2030, unless earlier terminated by the Company Board. Notwithstanding the foregoing, the 2020 LTIP may be amended or terminated by the Company at any time, provided that no such amendment or termination will, without the consent of the participant, adversely affect such participant’s rights with respect to amounts credited to or accrued in the account of such participant, and no payment of benefits will occur upon termination of the 2020 LTIP unless the requirements of Section 409A of the Code have been met. Upon the occurrence of a distribution event with respect to all Phantom Unit awards, the 2020 LTIP will terminate and the only right that a participant will have with respect to the 2020 LTIP will be the right to receive payment on the payment date until paid in full.
Form S-8
After 60 days following the consummation of the Business Combination, the Company intends to file with the SEC a registration statement on Form S-8 covering the Class A common stock issuable under the Equity Incentive Plan.
Summary of U.S. Federal Income Tax Consequences of the Equity Incentive Plan
The following summary is intended only as a general guide to the material U.S. federal income tax consequences of participation in the Equity Incentive Plan. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or foreign country in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.
Incentive Stock Options.  An optionee recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. Optionees who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option normally will recognize a capital gain or loss equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionee satisfies such holding periods upon a sale of the shares, the Company will not be entitled to any deduction for federal income tax purposes. If an optionee disposes of shares within two years after the date of grant or within one year after the date of exercise (a “disqualifying disposition”), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionee upon the disqualifying disposition of the shares generally should be deductible by the Company for federal income tax purposes, except to the extent such deduction is limited by applicable provisions of the Code.
The difference between the option exercise price and the fair market value of the shares on the exercise date is treated as an adjustment in computing the optionee’s alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the regular tax for the year. General rules may apply with respect to certain subsequent sales of the shares in a disqualifying disposition, certain basis adjustments for purposes of computing the alternative minimum taxable income on a subsequent sale of the shares and certain tax credits which may arise with respect to optionees subject to the alternative minimum tax.
Nonstatutory Stock Options.  Options not designated or qualifying as incentive stock options will be nonstatutory stock options having no special U.S. tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. No tax deduction is available to the Company with respect to the grant of a nonstatutory stock option or the sale of the stock acquired pursuant to such grant.
Stock Appreciation Rights.  In general, no taxable income is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the amount of cash and fair market value of any shares of Company common stock received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.
Restricted Stock Awards.  A participant acquiring restricted stock generally will recognize ordinary income equal to the excess of the fair market value of the shares on the vesting date over the purchase price, if any. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant may elect, pursuant to Section 83(b) of the Code, to accelerate the ordinary income tax event to the date of acquisition by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.
Restricted Stock Unit Awards.  There are no immediate tax consequences of receiving an award of restricted stock units. A participant who is awarded restricted stock units generally will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the end of the applicable vesting period or, if later, the settlement date elected by the administrator or a participant. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.
Performance Share Awards and Other Equity-Based Awards and Cash Awards.  The tax effects and treatment related to performance share awards and other equity-based awards and cash awards under the Equity Incentive Plan are dependent upon the structure of the particular award.
Withholding.  At the time a participant who is an employee is required to recognize ordinary compensation income resulting from an award, such income generally will be subject to federal (including any applicable Social Security and Medicare tax) and applicable state and local income tax and applicable tax withholding requirements. The Company generally is required to report to the appropriate taxing authorities the ordinary income received by the participant, together with the amount of taxes withheld to the Internal Revenue Service and the appropriate state and local taxing authorities.
Section 409A.  Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events.
If an award is subject to and fails to satisfy the requirements of Section 409A of the Code, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. Certain states have enacted laws similar to Section 409A which impose additional taxes, interest and penalties on non-qualified deferred compensation arrangements. The Company will also have withholding and reporting requirements with respect to such amounts.
Tax Effect for the Company.  The Company generally will be entitled to a tax deduction in connection with an award under the Equity Incentive Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). General rules limit the deductibility of compensation paid to the Company’s chief executive officer and other “covered employees” as determined under Section 162(m) and applicable guidance.
THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF THE U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY UNDER THE EQUITY INCENTIVE PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE TAX

CONSEQUENCES OF A PARTICIPANT’S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.
New Plan Benefits
As of the date hereof, no awards have been granted under the Equity Incentive Plan. If the Equity Incentive Plan is approved, in connection with the Business Combination, holders of Phantom Units under the 2018 LTIP have elected to convert the value of such Phantom Units into restricted stock units under the Equity Incentive Plan upon the Closing. The 2018 LTIP, amended and restated as the 2020 LTIP, will become a sub-plan under the Equity Incentive Plan and any awards converted into restricted stock units and any unconverted awards thereunder will be subject to the terms of the 2020 LTIP, provided that the exact number of restricted stock units into which the Phantom Units convert is not currently known. 450.87 Phantom Units were outstanding as of the date of the Business Combination Agreement.
In addition, if the Equity Incentive Plan is approved, as consideration for future services as Chief Executive Officer of the Company following, and subject to the occurrence of, the Closing, it is anticipated that the administrator will approve the issuance to Dylan Lissette, pursuant to his offer letter, of an initial grant under the Equity Incentive Plan with an aggregate approximate grant date fair value equal to $1,500,000, with 50% of the grant value to be awarded in the form of a stock option and 50% of the grant value to be awarded in the form of performance share units, provided the exact number of shares of Class A common stock subject to such grant is not currently known. The Company currently is unable to estimate the portion that such awards would represent of the total number of shares of Class A common stock available for future issuance under the Equity Incentive Plan.
Additional grants under the Equity Incentive Plan will be made at the discretion of the administrator and are not yet determinable. The value of the awards granted under the Equity Incentive Plan will depend on a number of factors, including the fair market value of Class A common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the Utz Brands, Inc. 2020 Omnibus Equity Incentive Plan in the form attached as Annex D to the proxy statement/prospectus in respect of the Shareholders Meeting of the Company to be approved and adopted in all respects with effect from the closing of the Business Combination and transactions contemplated by the Business Combination Agreement.”
Required Vote With Respect to the Equity Incentive Plan Proposal
The approval of the Equity Incentive Plan will require an ordinary resolution as a matter of Cayman Islands law, being the affirmative vote of the holders of a majority of the Collier Creek Shares that are present and vote on such proposal at the Shareholders Meeting. If the Business Combination is not approved, the Equity Incentive Plan Proposal will not be presented at the Shareholders Meeting. The Equity Incentive Plan will only become effective if the Business Combination is completed. The Equity Incentive Plan Proposal is conditioned on the approval of the Condition Precedent Proposals. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.
Recommendation of the Collier Creek Board with Respect to the Equity Incentive Plan Proposal
THE COLLIER CREEK BOARD UNANIMOUSLY RECOMMENDS THAT THE COLLIER CREEK SHAREHOLDERS VOTE “FOR” THE EQUITY INCENTIVE PLAN PROPOSAL.

SHAREHOLDER PROPOSALS 4 TO 10: THE ORGANIZATIONAL DOCUMENTS PROPOSALS
If each of the following Organizational Documents Proposals are approved and the Business Combination is to be consummated, Collier Creek will replace the current Amended and Restated Memorandum and Articles of Association of Collier Creek under Cayman Islands law (the Existing Organizational Documents) with a proposed new certificate of incorporation (the Certificate of Incorporation) and proposed new bylaws (the Bylaws) of the Company, in each case, under the DGCL.
Collier Creek’s shareholders are asked to consider and vote upon and to approve by special resolution seven separate proposals (collectively, the Organizational Documents Proposals) in connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents. The Organizational Documents Proposals are conditioned on the approval of the Domestication Proposal, and, therefore, also conditioned on approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal and the Domestication Proposal are not approved, the Organizational Documents Proposals will have no effect, even if approved by holders of ordinary shares.
The Proposed Organizational Documents differ materially from the Existing Organizational Documents. The following table sets forth a summary of the principal changes proposed to be made between our existing memorandum and articles of association and the proposed Certificate of Incorporation and proposed Bylaws for the Company. This summary is qualified by reference to the complete text of the Existing Organizational Documents of Collier Creek, attached to this proxy statement/prospectus as Annex J, the complete text of the proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex A and the complete text of the proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex B. All shareholders are encouraged to read each of the Proposed Organizational Documents in its entirety for a more complete description of its terms. Additionally, as the Existing Organizational Documents are governed by the Cayman Islands law and the Proposed Organizational Documents will be governed by the DGCL, we encourage shareholders to carefully consult the information set out under “Shareholder Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication” and “Shareholder Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication.”
	Existing Organizational Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal A)	The Existing Organizational Documents authorize 451,000,000 shares, consisting of 400,000,000 Class A ordinary shares, 50,000,000 Class B ordinary shares and 1,000,000 preferred shares.	The Proposed Organizational Documents authorize 1,064,249,000 shares, consisting of 1,000,000,000 shares of Class A common stock, 1,000,000 shares of Series B-1 common stock, 1,000,000 shares of Series B-2 common stock, 61,249,000 shares of Class V common stock and 1,000,000 shares of Preferred Stock.
	See paragraph 5 of our Existing Organizational Documents.	See Article 4 of the Certificate of Incorporation.

	Existing Organizational Documents	Proposed Organizational Documents
Authorize the Company to Make Issuances of Preferred Stock Without Stockholder Consent (Organizational Documents Proposal B)	The Existing Organizational Documents authorize the issuance of 1,000,000 preferred shares with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered under the Existing Organizational Documents, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares.	The Proposed Organizational Documents authorize the Company Board to make issuances of all or any shares of Preferred Stock in one or more classes or series, with such terms and conditions and at such future dates as may be expressly determined by the Company Board and as may be permitted by the DGCL.
	See Article 51 of our Existing Organizational Documents	See Article 4 subsection 2 of the Certificate of Incorporation.
Investor Rights Agreement (Organizational Documents Proposal C)	The Existing Organizational Documents are not subject to any director composition agreement or investor rights agreement.	The Proposed Organizational Documents provide that certain provisions therein are subject to the director nomination provisions of the Investor Rights Agreement.
See Article 6 subsection 1 of the Certificate of Incorporation.
Shareholder/Stockholder Written Consent In Lieu of a Meeting (Organizational Documents Proposal D)	The Existing Organizational Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.	The Proposed Organizational Documents allow stockholders to vote in person or by proxy at a meeting of stockholders, but prohibit the ability of stockholders to act by written consent in lieu of a meeting, unless such action is recommended or approved by all directors then in office.
	See Article 23 of our Existing Organizational Documents.	See Article 7 subsection 1 of the Certificate of Incorporation.
Classified Board (Organizational Documents Proposal E)	The Existing Organizational Documents provide that the Collier Creek Board be divided into three classes with only one class of directors being elected in each year and each class serving for a three-year term.	The Proposed Organizational Documents will provide that the Company Board continue to be divided into three classes with only one class of directors being elected in each year and each class serving for a three-year term.

	Existing Organizational Documents	Proposed Organizational Documents
See Article 6 subsection 1 of the Certificate of Incorporation.
Exclusive Forum (Organizational Documents Proposal F)	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation and the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.
See Article 12 subsection 1 of the Certificate of Incorporation.
Corporate Name (Organizational Documents Proposal G)	The Existing Organizational Documents provide the name of the company is “Collier Creek Holdings”	The Proposed Organizational Documents will provide that the name of the Company will be “Utz Brands, Inc.”
See paragraph 1 of our Existing Organizational Documents.
Perpetual Existence (Organizational Documents Proposal G)	The Existing Organizational Documents provide that if we do not consummate a business combination (as defined in the Existing Organizational Documents) by October 10, 2020, Collier Creek shall cease all operations except for the purposes of winding up and shall redeem the shares issued in our IPO and liquidate our trust account.	The Proposed Organizational Documents do not include any provisions relating to the Company’s ongoing existence; the default under the DGCL will make Utz Brands, Inc.’s existence perpetual.
	See Article 51 of our Existing Organizational Documents.	This is the default rule under the DGCL.
Takeovers by Interested Stockholders (Organizational Documents Proposal G)	The Existing Organizational Documents do not provide restrictions on takeovers of Collier Creek by a related shareholder following a business combination.	The Proposed Organizational Documents will have the Company elect not to be governed by Section 203 of the DGCL relating to takeovers by interested stockholders but will provide other restrictions regarding takeovers by interested stockholders.
See Article 9 of the Certificate of Incorporation

	Existing Organizational Documents	Proposed Organizational Documents
Waiver of Corporate Opportunities (Organizational Documents Proposal G)	The Existing Organizational Documents do not provide an explicit waiver of corporate opportunities for Collier Creek or its directors.	The Proposed Organizational Documents will explicitly waive corporate opportunities for the non-employee directors of the Company.
See Article 10 of the Certificate of Incorporation.
Provisions Related to Status as Blank Check Company (Organizational Documents Proposal G)	The Existing Organizational Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.	The Proposed Organizational Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.
See Article 51 of our Existing Organizational Documents.
Resolution
The full text of the resolution to be passed in connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents is as follows:
“RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of Collier Creek Holdings currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed Certificate of Incorporation and proposed Bylaws (copies of which are attached to the proxy statement/prospectus in respect of the Shareholders Meeting as Annex A and Annex B, respectively), with such principal changes as described in Organizational Documents Proposals A-G.”

PROPOSAL NO. 4 — ORGANIZATIONAL DOCUMENTS PROPOSAL A — APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS
Overview
Organizational Documents Proposal A — to authorize the change in the authorized capital stock of Collier Creek from (i) 400,000,000 Class A ordinary shares, 50,000,000 Class B ordinary shares and 1,000,000 preferred shares of Collier Creek to (ii) 1,000,000,000 shares of the Class A common stock, 1,000,000 shares of the Series B-1 common stock, 1,000,000 shares of the Series B-2 common stock, 61,249,000 shares of Class V common stock and 1,000,000 shares of Preferred Stock.
As of the date of this proxy statement/prospectus, there are 55,875,000 ordinary shares issued and outstanding, which includes an aggregate of 11,875,000 Class B ordinary shares held by the Sponsor and Collier Creek’s independent directors. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 21,866,666 Warrants to acquire ordinary shares, which comprise the 7,200,000 Private Placement Warrants held by Sponsor and the 14,666,666 Public Warrants.
In connection with the Business Combination, at the Closing, the Company will issue 57,765,978 shares of the Company Class V common stock to the Sellers for all Common Company Units held by such Sellers. For further details, see “Shareholder Proposal 2: The Business Combination Proposal — The Business Combination Agreement — Business Combination Consideration.”
In order to ensure that the Company has sufficient authorized capital for future issuances, including for any Class V common stock held by the Sellers which, together with an equal number of Common Company Units, will be exchanged for Class A common stock pursuant to the Third Amended and Restated Limited Liability Company Agreement, our board of directors has approved, subject to stockholder approval, that the Proposed Organizational Documents of the Company change the authorized capital stock of Collier Creek from (i) 400,000,000 Class A ordinary shares, 50,000,000 Class B ordinary shares and 1,000,000 preferred shares of Collier Creek to (ii) 1,000,000,000 shares of Class A common stock of the Company, 1,000,000 shares of Series B-1 common stock of the Company, 1,000,000 shares of Series B-2 common stock of the Company, 61,249,000 shares of Class V common stock of the Company and 1,000,000 shares of Preferred Stock of the Company.
This summary is qualified by reference to the complete text of the proposed Certificate of Incorporation and proposed Bylaws of the Company, copies of which are attached to this proxy statement/prospectus as Annex A and Annex B, respectively. All stockholders are encouraged to read the proposed Certificate of Incorporation and proposed Bylaws in their entirety for a more complete description of their terms.
Reasons for the Amendments
The principal purpose of this proposal is to provide for an authorized capital structure of the Company that will enable it to continue as an operating company governed by the DGCL. Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).
Vote Required for Approval
The approval of Organizational Documents Proposal A requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.
Organizational Documents Proposal A is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.

Recommendation of the Collier Creek Board
THE COLLIER CREEK BOARD UNANIMOUSLY RECOMMENDS THAT COLLIER CREEK SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL A.

PROPOSAL NO. 5 — ORGANIZATIONAL DOCUMENTS PROPOSAL B — APPROVAL OF PROPOSAL REGARDING ISSUANCE OF PREFERRED STOCK OF UTZ BRANDS, INC. AT THE BOARD OF DIRECTORS’ SOLE DISCRETION, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS
Overview
Organizational Documents Proposal B — to authorize the Company Board to make issuances of any or all shares of Preferred Stock in one or more classes or series, with such terms and conditions and at such future dates as may be expressly determined by the Company Board and as may be permitted by the DGCL.
Our shareholders are also being asked to approve Organizational Documents Proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of the Company after the Business Combination.
If Organizational Documents Proposal A is approved, the number of authorized shares of preferred stock of the Company will be 1,000,000 shares. Approval of this Organizational Documents Proposal B will allow for issuance of any or all of these shares of preferred stock from time to time at the discretion of the board of directors, as may be permitted by the DGCL, and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors, and in certain instances may be used as an anti-takeover defense.
This summary is qualified by reference to the complete text of the proposed Certificate of Incorporation and proposed Bylaws of the Company, copies of which are attached to this proxy statement/prospectus as Annex A and Annex B, respectively. All stockholders are encouraged to read the proposed Certificate of Incorporation and proposed Bylaws in their entirety for a more complete description of their terms.
Reasons for the Amendments
Our board of directors believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
Authorized but unissued preferred stock may enable the board of directors to render it more difficult or to discourage an attempt to obtain control of the Company and thereby protect continuity of or entrench its management, which may adversely affect the market price of the Company. If, in the due exercise of its fiduciary obligations, for example, the board of directors was to determine that a takeover proposal was not in the best interests of the Company, such preferred stock could be issued by the board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the Company Board to issue the authorized preferred stock on its own volition will enable the Company to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. The Company currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized stock for such purposes.
Vote Required for Approval
The approval of Organizational Documents Proposal B requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.

Organizational Documents Proposal B is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.
Recommendation of the Collier Creek Board
THE COLLIER CREEK BOARD UNANIMOUSLY RECOMMENDS THAT COLLIER CREEK SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL B.

PROPOSAL NO. 6 — ORGANIZATIONAL DOCUMENTS PROPOSAL C — APPROVAL OF PROPOSAL REGARDING CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION BEING SUBJECT TO THE INVESTOR RIGHTS AGREEMENT
Overview
Organizational Documents Proposal C — to provide that certain provisions of the Certificate of Incorporation are subject to to the director nomination provisions of the Investor Rights Agreement.
Our shareholders are also being asked to approve Organizational Documents Proposal C, which is, in the judgment of the Collier Creek Board, necessary to adequately address the needs of the Company after the Business Combination.
Pursuant to the Investor Rights Agreement, the Seller and Sponsor will each have certain rights to designate directors to the Company Board. For additional information, see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
This amendment would indicate that the terms of the Company’s certificate of incorporation are subject to the terms of the Investor Rights Agreement when such terms are in conflict.
This summary is qualified by reference to the complete text of the proposed Certificate of Incorporation and proposed Bylaws of the Company, copies of which are attached to this proxy statement/prospectus as Annex A and Annex B, respectively. All stockholders are encouraged to read the proposed Certificate of Incorporation and proposed Bylaws in their entirety for a more complete description of their terms.
Reasons for the Amendments
These provisions are intended to ensure that the terms of the Company’s certificate of incorporation do not conflict with the rights granted under the Investor Rights Agreement. See “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
Vote Required for Approval
The approval of Organizational Documents Proposal C requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.
Organizational Documents Proposal C is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.
Recommendation of the Collier Creek Board
THE COLLIER CREEK BOARD UNANIMOUSLY RECOMMENDS THAT COLLIER CREEK SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL C.

PROPOSAL NO. 7 — ORGANIZATIONAL DOCUMENTS PROPOSAL D — APPROVAL OF PROPOSAL REGARDING THE ABILITY OF STOCKHOLDERS TO ACT BY WRITTEN CONSENT, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS
Overview
Organizational Documents Proposal D — to authorize the removal of the ability of the Company stockholders to take action by written consent in lieu of a meeting unless such action is recommended or approved by all directors then in office.
Our shareholders are also being asked to approve Organizational Documents Proposal D, which is, in the judgment of the Collier Creek Board, necessary to adequately address the needs of the Company after the Business Combination.
The Proposed Organizational Documents stipulate that any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company, and may not be effected by any consent in writing by such stockholders unless such action is recommended or approved by all directors then in office.
This summary is qualified by reference to the complete text of the proposed Certificate of Incorporation and proposed Bylaws of the Company, copies of which are attached to this proxy statement/prospectus as Annex A and Annex B, respectively. All stockholders are encouraged to read the proposed Certificate of Incorporation and proposed Bylaws in their entirety for a more complete description of their terms.
Reasons for the Amendments
Under the Proposed Organizational Documents, the Company’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend the Company’s organizational documents outside of a duly called special or annual meeting of the stockholders of the Company. Further, the Collier Creek Board believes continuing to limit stockholders’ ability to act by written consent will reduce the time and effort the Collier Creek Board and management would need to devote to stockholder proposals, which time and effort could distract our directors and management from other important company business.
In addition, the elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the board of directors only at a duly called special or annual meeting. However, this proposal is not in response to any effort of which Collier Creek is aware to obtain control of the Company, and Collier Creek and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the Collier Creek Board does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of the Company. Inclusion of these provisions in the Proposed Organizational Documents might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the board of directors and thereby help protect stockholders from the use of abusive and coercive takeover tactics.
Vote Required for Approval
The approval of Organizational Documents Proposal D requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.
Organizational Documents Proposal D is conditioned on the approval and adoption of each of the Condition Precedent Proposals.

Recommendation of the Collier Creek Board
THE COLLIER CREEK BOARD UNANIMOUSLY RECOMMENDS THAT COLLIER CREEK SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL D.

PROPOSAL NO. 8 — ORGANIZATIONAL DOCUMENTS PROPOSAL E — APPROVAL OF CLASSIFIED BOARD
Overview
Organizational Documents Proposal E — to authorize the classification of the board of directors into three classes of directors with staggered three-year terms of office and to make certain related changes.
Our shareholders are also being asked to approve Organizational Documents Proposal E, which is, in the judgment of our board of directors, necessary to adequately address the needs of the Company after the Business Combination.
In connection with the Business Combination, the board of directors will be reconstituted. Our board of directors believes it is in the best interests of the Company for the board of directors to continue to be classified into three classes, each comprising as nearly as possible one-third of the directors on the board of directors to serve three-year terms, provided that our first class of directors will serve a one-year term expiring at our first annual meeting of stockholders following the Closing, our second class of directors will serve a two-year term expiring at our second annual meeting of stockholders following the Closing.
Furthermore, subject to the Investor Rights Agreement and the rights granted to the holders of any one or more series of Preferred Stock then outstanding, any vacancies which occur during the year may be filled by a majority of the Company Board to serve for the unexpired term of the class for which such director shall have been chosen and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
This summary is qualified by reference to the complete text of the proposed Certificate of Incorporation and proposed Bylaws of the Company, copies of which are attached to this proxy statement/prospectus as Annex A and Annex B, respectively. All shareholders are encouraged to read the proposed Certificate of Incorporation and proposed Bylaws in their entirety for a more complete description of their terms.
Reasons for the Amendments
Under the Proposed Organizational Documents, the board of directors will continue to be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. Our board of directors believes that the classification of the Company Board will encourage experience and leadership stability of the Company following the Business Combination, along with ensuring desirable continuity in leadership following the Business Combination.
Vote Required for Approval
The approval of Organizational Documents Proposal E requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.
Organizational Documents Proposal E is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.
Recommendation of the Collier Creek Board of Directors
THE COLLIER CREEK BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT COLLIER CREEK SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL E.

PROPOSAL NO. 9 — ORGANIZATIONAL DOCUMENTS PROPOSAL F — APPROVAL OF DELAWARE AS EXCLUSIVE FORUM
Overview
Organizational Documents Proposal F — to authorize the adoption of Delaware as the exclusive forum for certain stockholder litigation.
Our shareholders are also being asked to approve Organizational Documents Proposal F, which is, in the judgment of our board of directors, necessary to adequately address the needs of the Company after the Business Combination.
The proposed Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Company to the Company or the Company’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company (a) arising pursuant to any provision of the DGCL, the Certificate of Incorporation (as it may be amended or restated) or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery or (iv) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (iv), to the fullest extent permitted by law, be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of Article XII of the Certificate of Incorporation will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum.
Any person or entity purchasing or otherwise acquiring any interest in any shares of the Company’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Certificate of Incorporation. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.
This summary is qualified by reference to the complete text of the proposed Certificate of Incorporation of the Company, copies of which are attached to this proxy statement/prospectus as Annex A. All shareholders are encouraged to read the proposed Certificate of Incorporation in its entirety for a more complete description of its terms.
Reasons for the Amendments
Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist the Company in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and perceived level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The Collier Creek Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, the Company will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.
Adopting U.S. federal district courts as the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act is intended to assist the Company in resolving such disputes in a consistent manner with greater uniformity of procedures and precedents. The ability to require such claims to be brought within a single judicial system will help to assure consistent consideration of the issues, encourage consistent application of a relatively known body of case law and perceived level of expertise. The Collier Creek Board believes that the U.S. federal district courts are best suited to address disputed involving actions arising under the Securities Act given that the Securities Act is promulgated by the federal government. This provides stockholders and the post-combination company with more predictability regarding the outcome of disputes arising under the Securities Act.
In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.
Vote Required for Approval
The approval of Organizational Documents Proposal F requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.
Organizational Documents Proposal F is conditioned on the approval and adoption of each of the Condition Precedent Proposals.
Recommendation of the Collier Creek Board of Directors
THE COLLIER CREEK BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT COLLIER CREEK SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL F.

PROPOSAL NO. 10 — ORGANIZATIONAL DOCUMENTS PROPOSAL G — APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS
Overview
Organizational Documents Proposal G — to authorize all other changes in connection with the replacement of Existing Organizational Documents with the Certificate of Incorporation and Bylaws as part of the Domestication (copies of which are attached to this proxy statement/prospectus as Annex A and Annex B, respectively), including (1) changing the corporate name from “Collier Creek Holdings” to “Utz Brands, Inc.” (which will occur as part of the Domestication in connection with the Business Combination), (2) making the Company’s corporate existence perpetual, (3) electing to not be governed by Section 203 of the DGCL and limiting certain corporate takeovers by interested stockholders, (4) granting an explicit waiver regarding corporate opportunities to the non-employee directors of the Company and (5) removing certain provisions related to our status as a blank check company that will no longer be applicable upon consummation of the Business Combination, all of which the Collier Creek Board believes are necessary to adequately address the needs of the Company after the Business Combination.
Our shareholders are also being asked to approve Organizational Documents Proposal G, which is, in the judgment of the Collier Creek Board, necessary to adequately address the needs of the Company after the Business Combination.
The Proposed Organizational Documents will provide that the name of the corporation will be “Utz Brands, Inc.” However, this name change will occur in connection with the Business Combination and as part of the Domestication and associated adoption of the Proposed Organizational Documents. In addition, the Proposed Organizational Documents will make the Company’s corporate existence perpetual.
The proposed Certificate of Incorporation of the Company explicitly “opts out” of Section 203 of the DGCL and, instead, include a provision in the proposed Certificate of Incorporation that is substantially similar to Section 203 of the DGCL, but carves out Sponsor, Sellers and certain other exempted persons and, certain of their respective affiliates and respective transferees from the definition of “interested stockholder.” In general, Section 203 of the DGCL prevents a public company incorporated in Delaware from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the approval of the board of directors. A business combination includes, among other things, a merger or consolidation involving the interested stockholder and the sale of more than 10% of the company’s assets. In general, an interested stockholder is any stockholder that, together with its affiliates, beneficially owns 15% or more of the company’s stock. A public company incorporated in Delaware is automatically subject to Section 203, unless it opts out in its original corporate charter or pursuant to a subsequent charter or bylaw amendment approved by stockholders.
The Proposed Organizational Documents will also provide an explicit waiver of corporate opportunities to the non-employee directors of the Company.
The Proposed Organizational Documents will not contain provisions related to a blank check company (including those related to operation of the Trust Account, winding up of our operations should we not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the Existing Organizational Documents) because following the consummation of the Business Combination, the Company will not be a blank check company.
Approval of each of the Organizational Documents Proposals, assuming approval of each of the other Condition Precedent Proposals, will result, upon the Domestication, in the wholesale replacement of Collier Creek’s Existing Organizational Documents with the Company’s Proposed Organizational Documents. While certain material changes between the Existing Organizational Documents and the Proposed Organizational Documents have been unbundled into distinct Organizational Documents Proposals or otherwise identified in this Organizational Documents Proposal G, there are other differences between the Existing and Proposed Organizational Documents (arising from, among other things, differences between the Cayman Islands Companies Law and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval aforementioned related proposals and consummation of the Business Combination) if our shareholders approve this Organizational Documents Proposal G. Accordingly, we encourage shareholders to carefully review the terms of the proposed Certificate of Incorporation and proposed Bylaws of the Company, attached hereto as Annex A and Annex B, respectively, as well as the information set under “Shareholder Proposal 1: The Domestication Proposal — Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication.”
Reasons for the Amendments
Corporate Name
The Collier Creek Board believes that changing the post-business combination corporate name from “Collier Creek Holdings” to “Utz Brands, Inc.” is desirable to reflect the Business Combination with Utz and to clearly identify Utz Brands, Inc. as the publicly traded entity.
Perpetual Existence
The Collier Creek Board believes that making the Company’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and the Collier Creek Board believes that it is the most appropriate period for the Company following the Business Combination.
Takeovers by Interested Stockholders
The Proposed Organizational Documents explicitly “opts out” of Section 203 of the DGCL, but the Collier Creek Board believes that it is in the best interest of stockholders to have protections similar to those afforded by Section 203. These provisions will encourage any potential acquiror to negotiate with the board of directors and therefore provide an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a non-negotiated, hostile or unsolicited proposed acquisition of the Company. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving the corporation that have not been approved by the board of directors. The Collier Creek Board believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring “creeping control” of the Company without paying a fair premium to all stockholders. Thus, the Collier Creek Board has determined that the provisions opting out of Section 203 included in Certificate of Incorporation are in the best interests of the post-combination company.
The Certificate of Incorporation will contain provisions that have the same general effect as Section 203, except that they provide that Sponsor, Sellers, certain of their respective affiliates and respective transferees will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions. The board of directors has determined to exclude Sponsor and Sellers and certain other persons and entities from the definition of “interested stockholder” because of the interests such entities currently hold. As a result, the risk of “creeping control” without paying a fair premium to all stockholders, which Section 203 of the DGCL is intended to prevent, would not be applicable to such stockholders.
Waiver of Corporate Opportunities
The Collier Creek Board believes that granting this waiver is essential to our ability to retain and attract qualified directors. We expect that qualified directors would likely engage in business activities outside of the Company and would anticipate that such outside experience would be beneficial to any such director’s board service for and management of the Company. The Collier Creek Board believes that without such a waiver, qualified directors could be dissuaded from serving on the Company Board if they are concerned that their directorship could foreclose them from, or expose them to potential liability for, pursuing commercial opportunities in their individual capacity (including in connection with other entities unrelated to the Company and its affiliates). The Collier Creek Board believes that the corporate opportunity waiver included in the Proposed Organizational Documents provides a clear delineation between what constitutes a corporate opportunity for the Company and what constitutes a commercial opportunity that a director may otherwise pursue in his or her individual capacity, and that such clarity will enable the Company to attract and retain qualified directors.
Provisions Related to Status as Blank Check Company
The elimination of certain provisions related to our status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the Proposed Organizational Documents do not include the requirement to dissolve the Company and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and the Collier Creek Board believes it is the most appropriate period for the Company following the Business Combination. In addition, certain other provisions in our current certificate require that proceeds from the Collier Creek’s initial public offering be held in the Trust Account until a business combination or liquidation of Collier Creek has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the Proposed Organizational Documents.
Vote Required for Approval
The approval of Organizational Documents Proposal G requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.
Organizational Documents Proposal G is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.
Recommendation of the Collier Creek Board
THE COLLIER CREEK BOARD UNANIMOUSLY RECOMMENDS THAT COLLIER CREEK SHAREHOLDERS VOTE “FOR” THE APPROVAL OF ORGANIZATIONAL DOCUMENTS PROPOSAL G.

SHAREHOLDER PROPOSAL 11: THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal allows the Collier Creek Board to submit a proposal to approve, by ordinary resolution, the adjournment of the Shareholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Shareholders Meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for Sponsor and Collier Creek and the Collier Creek shareholders to make purchases of ordinary shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be submitted at the Shareholders Meeting. See “Shareholder Proposal 2: The Business Combination Proposal — Interests of Collier Creek’s Directors and Officers and Others in the Business Combination.”
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is presented to the Shareholders Meeting and is not approved by the shareholders, the Collier Creek Board may not be able to adjourn the Shareholders Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Shareholders Meeting to approve the Condition Precedent Proposals. In such event, the Business Combination would not be completed.
Vote Required for Approval
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Shareholders Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Shareholders Meeting.
The Adjournment Proposal is not conditioned on any other proposal.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the adjournment of the Shareholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Shareholders Meeting be approved.”
Recommendation of the Collier Creek Board
THE COLLIER CREEK BOARD UNANIMOUSLY RECOMMENDS THAT COLLIER CREEK SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of Collier Creek’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Collier Creek and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Collier Creek’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled See “Shareholder Proposal 2: The Business Combination Proposal — Interests of Collier Creek’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
The following unaudited pro forma condensed combined balance sheet as of March 31, 2020 gives effect to the Business Combination, as defined below, as if it was completed on March 31, 2020. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2020 and the year ended December 31, 2019 give pro forma effect to the Business Combination as if it was completed on January 1, 2019. The unaudited pro forma condensed combined balance sheet does not purport to represent, and is not necessarily indicative of, what the actual financial condition of the combined company would have been had the Business Combination taken place on March 31, 2020, nor is it indicative of the financial condition of the combined company as of any future date. The unaudited pro forma condensed combined statements of operations do not purport to represent, and are not necessarily indicative of, what the actual results of operations of the combined company would have been had the Business Combination taken place on January 1, 2019, nor are they indicative of the results of operations of the combined company for any future period. The unaudited pro forma condensed combined financial information should be read in conjunction with:
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the accompanying notes to the unaudited pro forma condensed combined financial statements;

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the historical audited financial statements of Collier Creek as of, and for the year ended, December 31, 2019, included elsewhere in this proxy statement/prospectus;

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the historical unaudited financial statements of Collier Creek as of, and for the three months ended, March 31, 2020, included elsewhere in this proxy statement/prospectus;

•
the historical audited financial statements of UM-U Intermediate, LLC (“UM-U”) and Subsidiaries and Affiliates, subsequently renamed to Utz Brands Holdings, LLC, the direct parent of Utz Quality Foods, LLC, (collectively, “Utz”) as of, and for the fiscal year ended, December 29, 2019, included elsewhere in this proxy statement/prospectus;

•
the historical unaudited financial statements of Utz Brands Holdings, LLC and Subsidiaries (collectively, “Utz”) as of, and for the three months ended, March 29, 2020, included elsewhere in this proxy statement/prospectus;

•
the historical audited abbreviated financial statements of Kennedy as of, and for the fiscal year ended, May 26, 2019, and the unaudited abbreviated financial statements as of and for the three months ended August 25, 2019, included elsewhere in this proxy statement/prospectus; and

•
the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Collier Creek” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Utz.”

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination. It has been prepared in accordance with Article 11 of Regulation S-X and is for informational purposes only and is subject to a number of uncertainties and assumptions as described in the accompanying notes. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the Business Combination, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the results of the combined company.
On June 5, 2020, Collier Creek, Utz and the Sellers entered into the Business Combination Agreement. Pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, at the Closing, (a) Collier Creek will affect the Domestication, and (b) Collier Creek will consummate the Business Combination. Assuming no Redemptions, Collier Creek will acquire 49.8% of the economic interests in Utz and 100% of the managing interests of Utz, whereas the Sellers will retain 50.2% of the economic interests in Utz and will receive Class V common stock in the Company that is commensurate with the economic interests retained by the Sellers in Utz at closing.
As used in this unaudited pro forma condensed combined financial information, the “Company” refers to Collier Creek as a Delaware corporation which, in accordance with the Domestication and simultaneously with the Business Combination, will continue and also change its corporate name to “Utz Brands, Inc.”

The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined entity upon completion of the Business Combination. The pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements and described in the notes thereto reflect, among other things, the completion of the Business Combination, transaction costs in connection with the Business Combination, and the impact of certain pro forma adjustments (and their tax effect at the estimated effective income tax rate applicable to such adjustments).
The unaudited pro forma condensed combined financial statements are presented in two scenarios: (1) assuming No Redemptions, and (2) assuming Maximum Redemptions. The No Redemptions scenario assumes that no Collier Creek shareholders elect to redeem their Class A ordinary shares (or Class A common stock, following the Domestication) for a pro rata portion of cash in the Trust Account, and thus the full amount held in the Trust Account as of Closing is available for the Business Combination. The Maximum Redemptions scenario assumes that Collier Creek shareholders redeem the maximum number of their Class A ordinary shares (or Class A common stock, following the Domestication) for a pro rata portion of cash in the Trust Account that would allow the Minimum Cash Condition to be met. In both scenarios, the amount of cash available is sufficient to (a) pay the UPA Seller Preferred Equity Purchase Consideration and the UPA Seller Common Equity Purchase Consideration, (b) pay the Net Cash Consideration to existing Utz owners, (c) pay transaction expenses, and (d) repay a portion of existing Utz term debt upon closing of the Business Combination.
In both scenarios, the unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) on the basis of Collier Creek as the accounting acquirer and Utz as the accounting acquiree.
In the event that there are redemptions of Class A ordinary shares, Collier Creek has the ability to raise additional equity financing to replace the shares that are redeemed. The Sellers and Collier Creek may also exercise their option to waive the $300,000,000 Minimum Cash Condition. In either event, the economic ownership and voting power in Collier Creek belonging to Collier Creek shareholders will be reduced, and the economic ownership and voting power of the Sellers following the Business Combination will be greater relative to that of the Collier Creek shareholders than is currently contemplated if there are no Redemptions.
The following summarizes the pro forma ownership of Class A common stock of the Company following the Business Combination, including for the Sellers those shares of Class A common stock issuable upon exchange of the Sellers’ Common Company Units (together with the cancellation of an equal number of shares of Class V common stock) into Class A common stock of the Company, under two scenarios:
	Assuming No Redemptions		Assuming Maximum Redemptions(1)
	Shares	%	Shares	%
Collier Creek’s Public Shareholders	44,000,000	38.2%	25,708,738	26.5%
Sponsor and Independent Directors (including Forward Purchases)(2)(3)	13,375,000	11.6%	13,375,000	13.8%
Sellers(4)	57,765,978	50.2%	57,765,978	59.7%
Closing shares	115,140,978	100%	96,849,716	100%

(1)
Assumes that 18,291,262 Public Shares (the estimated maximum number of Public Shares that could be redeemed in connection with the Business Combination in order to satisfy the Minimum Cash Condition based on a per share redemption price of $10.30 per share) are redeemed in connection with the Business Combination.

(2)
Includes 9,875,000 shares of Class A common stock issued upon conversion of the existing Collier Creek Class B ordinary shares in connection with the Domestication. Shares of Class A common stock are issued upon the automatic conversion of the Class B ordinary shares concurrently with the consummation of the Business Combination. Does not reflect 2,000,000 Restricted Sponsor Shares convertible into shares of Class A common stock subject to the satisfaction of performance conditions that represent the Company’s Series B-1 common stock and Series B-2 common stock converted from 2,000,000 Class B ordinary shares of Collier Creek held by the Sponsor and Collier Creek’s independent directors upon the consummation of the Business Combination.
(3)
Includes 3,500,000 shares of Class A common stock of the Company issued to Collier Creek’s Sponsor and independent directors in connection with the Forward Purchase Agreements.

(4)
Shares represent 57,765,978 shares of Class A common stock issuable upon the exchange of Common Company Units (together with the cancellation of the same number of shares of Class V common stock). Does not reflect 3,483,022 Class A shares issuable upon the exchange of the Common Company Units into which the Restricted Company Units held by the Sellers convert upon vesting.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the Business Combination occurred on the dates indicated or the future results that the Company will experience. Utz and Collier Creek have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
Collier Creek and Utz currently expect the cash amount after Redemptions will be sufficient to permit Collier Creek to satisfy the Minimum Cash Condition as of the Closing Date of the Business Combination.
The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ from the assumptions used to present the accompanying unaudited pro forma condensed combined financial statements. The Company will incur additional costs after the Business Combination is consummated in order to satisfy its obligations as a public company registrant. In addition, we anticipate the adoption of a new Equity Incentive Plan for employees, officers and directors. No adjustments to the unaudited pro forma statement of operations have been made for these items as such amounts are not yet known.
The combined pro forma financial information does not reflect the realization of any expected synergies from the acquisitions of Kennedy in fiscal 2019 and Kitchen Cooked in fiscal 2020, or incremental public company costs from the Business Combination. The Company currently estimates that synergies from the elimination of certain procurement, manufacturing, logistics, and selling and administrative expenses will result in annual combined integration-related cost savings of approximately $7.0 million from the acquisitions of Kennedy and Kitchen Cooked. In addition, the Company estimates it will incur incremental annual public company costs of approximately $3.0 million following the Business Combination. Although the Company believes that such synergies will be realized and incremental costs will be incurred, there can be no assurance that such synergies or cost estimates will be achieved, and therefore they have not been included as adjustments in the pro forma information.

UNAUDITED PRO FORMA CONDENSED
COMBINED BALANCE SHEET
March 31, 2020
	Collier Creek Holdings (Historical as of 3/31/20)	Utz Brands Holdings, LLC and Subsidiaries and Affiliates (Formerly UM-U Intermediate, LLC, as of 3/29/20)	ASSUMING NO REDEMPTIONS			ASSUMING MAXIMUM REDEMPTIONS
(amounts in millions)			Pro Forma Adjustments	Footnote Reference	Pro Forma	Redemption Adjustment	Footnote Reference	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$1	$6	$453	(a)	$7	$—		$7
			(376)	(g), (l)		—		—
			(52)	(b), (c)		—		—
			35	(j)		—		—
						—		—
			(60)	(k)		—		—
Accounts receivable, net	—	123	—		123	—		123
Inventories, net	—	48	1	(p)	49	—		49
Prepaid and other assets	—	4	—		4	—		4
Current portion of notes receivable	—	7	—		7	—		7
Total current assets	$1	$188	$1		$190	$—		$190
Goodwill	—	206	76	(d)	366	(8)	(d)	331
			84	(p)		(27)	(p)
Intangible assets, net	—	187	711	(p)	898	—		898
Property, plant, and equipment, net	—	170	104	(p)	274	—		274
Non-current portion of notes receivable	—	27	—		27	—		27
Marketable securities held in Trust Account	452	—	(452)	(a)	—	—		—
Other assets	—	7	—		7	—		7
Total assets	$453	$785	$524		$1,762	$(35)		$1,727
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$—	$49	$—		$49	$—		$49
Accrued expenses	2	45	(3)	(c)	44	—		44
Current portion of other notes payable	—	9	—		9	—		9
Current portion of term debt	—	6	—		6	—		6
Total current liabilities	$2	$109	$(3)		$108	$—		$108
Long-term liabilities:
Non-current portion of term debt	—	643	(227)	(g)	416	180	(h)	596
Deferred underwriting commissions and legal fees	15	—	(15)	(b)	—	—		—
Non-current portion of other notes payable	—	31	—		31	—		31
Non-current accrued expenses and other	—	24	(15)	(m)	50	(3)	(n)	47
			41	(n)		—		—
Deferred tax liability	—	20	41	(i)	61	(13)	(i)	48
Total liabilities	$17	$827	$(178)		$666	$164		$830
Commitments and contingencies:
Class A ordinary shares, $0.0001 par value; 41,913,174 shares subject to possible redemption at $10.28 per share at March 31, 2020	431	—	(431)	(e)	—	—		—
See accompanying notes to the unaudited pro forma condensed combined financial information.

	Collier Creek Holdings (Historical as of 3/31/20)	Utz Brands Holdings, LLC and Subsidiaries and Affiliates (Formerly UM-U Intermediate, LLC, as of 3/29/20)	ASSUMING NO REDEMPTIONS			ASSUMING MAXIMUM REDEMPTIONS
(amounts in millions)			Pro Forma Adjustments	Footnote Reference	Pro Forma	Redemption Adjustment	Footnote Reference	Pro Forma
Shareholders’ Equity:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—		—	—		—
Class A ordinary shares, $0.0001 par value; 400,000,000 shares authorized; 2,086,826 shares issued and outstanding (excluding 41,913,174 shares subject to possible redemption) at March 31, 2020	—	—	—	(e), (f), (l), (k)	—	—		—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 11,875,000 shares issued and outstanding as of March 31, 2020	—	—	—	(f)	—	—		—
Additional paid-in capital	—	—	431	(e)	529	(188)	(h)	341
	—	—	35	(j)				—
			48	(q)
	—	—	15	(m)		—		—
Retained Earnings	5	—	(10)	(c)	(4)	—		(4)
	—	—	1	(a)		—		—
Members deficit	—	(36)	(24)	(b), (c)	—	8	(h)	—
			(10)	(g)		(8)	(d)
			70	(d)
Accumulated other comprehensive loss	—	(6)	6	(d)	—	—		—
Total Collier Creek’s shareholders’ equity and UM-U’s members’ deficit	$5	$(42)	$—		$—	$—		$—
Total shareholders' equity	$—	$—	$562		$525	$(188)		$337
Noncontrolling interest	$—	$—	$571	(o)	$571	$(11)	(o)	$560
Total equity	$5	$(42)	$1,133		$1,096	$(199)		$897
Total liabilities and equity	$453	$785	$524		$1,762	$(35)		$1,727

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF OPERATIONS FOR
THREE MONTHS ENDED MARCH 31, 2020
	Collier Creek Holdings (Historical as of 3/31/20)	Utz Brands Holdings, LLC and Subsidiaries and Affiliates (Formerly UM-U Intermediate, LLC, as of 3/29/20)	ASSUMING NO REDEMPTIONS			ASSUMING MAXIMUM REDEMPTIONS
(amounts in millions, except for per share information)			Pro Forma Adjustments	Footnote Reference	Pro Forma	Redemption Adjustment	Footnote Reference	Pro Forma
Net sales	—	228	—		228	—		228
Cost of goods sold	—	148	3	(gg)	151	—		151
Gross profit	—	80	(3)		77	—		77
Selling and administrative expenses
Selling	—	48	—		48	—		48
Administrative	1	20	(3)	(bb)	28	—		28
			10	(gg)
Total selling and administrative expenses	1	68	7		76	—		76
Gain on sale of assets
Gain on disposal of property, plant and equipment	—	—	—		—	—		—
Gain on sale of routes, net	—	—	—		—	—		—
Total gain on sale of assets	—	—	—		—	—		—
(Loss) income from operations	(1)	12	10		1	—		1
Other income (expense)
Interest income (expense)	1	(9)	(1)	(aa)	(7)	(2)	(cc)	(9)
			2	(cc)		—
Other income (expense), net	—	—	—		—	—		—
Other income (expense), net	1	(9)	1		(7)	(2)		(9)
Income (loss) before taxes	—	3	(9)		(6)	(2)		(8)
Income tax expense	—	1	(3)	(dd)	(2)	—	(dd)	(2)
Net income (loss)	—	2	(6)		(4)	(2)		(6)
Net income attributable to noncontrolling interest	—	—	3	(ff)	3	2	(ff)	5
Net income attributable to controlling interest	—	2	(3)		(1)	—		(1)
Other comprehensive income
Interest rate swap	—	(7)	—		(7)	—		(7)
Comprehensive (loss) income	—	(5)	(3)		(8)	—		(8)
Earnings per Share
Weighted average shares outstanding of Class A ordinary shares/common stock, basic	44,000,000		13,375,000	(ee)	57,375,000	(18,291,262)	(ee)	39,083,738
Basic net income per share, Class A	0.03				(0.02)			(0.03)
Weighted average shares outstanding of Class A ordinary shares/common stock, diluted	44,000,000		13,375,000	(ee)	57,375,000	(18,291,262)	(ee)	39,083,738
Diluted net income per share, Class A	0.03				(0.02)			(0.03)
Weighted average shares outstanding of Class B ordinary shares/common stock	11,875,000		(11,875,000)	(ee)	—			—
Basic and diluted net loss per share, Class B	(0.10)				—			—
See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF OPERATIONS FOR
YEAR ENDED DECEMBER 31, 2019
	Collier Creek Holdings (Historical as of 12/31/19)	Utz Brands Holdings, LLC and Subsidiaries and Affiliates (Formerly UM-U Intermediate, LLC, as of 12/29/19)(A)	ASSUMING NO REDEMPTIONS			ASSUMING MAXIMUM REDEMPTIONS
(Amounts in millions, except for per share information)			Pro Forma Adjustments	Footnote Reference	Pro Forma	Redemption Adjustment	Footnote Reference	Pro Forma
Net sales	—	866	—		866	—		866
Cost of goods sold	—	579	9	(gg)	588	—		588
Gross profit	—	287	(9)		278	—		278
Selling and administrative expenses
Selling	—	184	2	(gg)	186	—		186
Administrative	1	71	—	(bb)	114	—		114
			42	(gg)
Total selling and administrative expenses	1	255	44		300	—		300
Gain on sale of assets
Gain on disposal of property, plant and equipment	—	6	—		6	—		6
Gain on sale of routes, net	—	7	—		7	—		7
Total gain on sale of assets	—	13	—		13	—		13
(Loss) income from operations	(1)	45	(53)		(9)	—		(9)
Other (expense) income
Interest income (expense)	9	(55)	(9)	(aa)	(29)	(14)	(cc)	(43)
			26	(cc)		—
Other (expense) income, net	—	(1)	—		(1)	—		(1)
Other income (expense), net	9	(56)	17		(30)	(14)		(44)
Income (loss) before taxes	8	(11)	(36)		39	(14)		(53)
Income tax expense (benefit)	—	3	(10)	(dd)	(7)	—	(dd)	(7)
Net income (loss)	8	(14)	(26)		(32)	(14)		(46)
Net income attributable to noncontrolling interest	—	(3)	23	(ff)	20	12	(ff)	32
Net income (loss) attributable to controlling interest	8	(17)	(3)		(12)	(2)		(14)
Other comprehensive income
Interest rate swap	—	1	—		1	—		1
Comprehensive income (loss)	8	(16)	(3)		(11)	(2)		(13)
Earnings per Share
Weighted average shares outstanding of Class A ordinary shares/common stock, basic	44,000,000		13,375,000	(ee)	57,375,000	(18,291,262)	(ee)	39,083,738
Basic net income per share, Class A	0.20				(0.21)			(0.36)
Weighted average shares outstanding of Class A ordinary shares/common stock, diluted	44,000,000		13,375,000	(ee)	57,375,000	(18,291,262)	(ee)	39,083,738
Diluted net income per share, Class A	0.20				(0.21)			(0.36)
Weighted average shares outstanding of Class B ordinary shares/common stock	11,875,000		(11,875,000)	(ee)	—			—
Basic and diluted net loss per share, Class B	(0.08)				—			—

(A)
Represents pro forma combined results of operations which give effect to the acquisitions of Kennedy and Kitchen Cooked. Refer to Note 4 to our Unaudited Pro Forma Condensed Combined Financial Information that is also filed in the Proxy for pro forma statement of operations adjustments made to Utz.

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Note 1 — Description of the Business Combination
Basis of presentation
The unaudited pro forma condensed combined financial statements have been prepared assuming the Business Combination is accounted for using the acquisition method of accounting with Collier Creek as the acquiring entity. Under the acquisition method of accounting, Collier Creek’s assets and liabilities will retain their carrying values and the assets and liabilities associated with Utz will be recorded at their fair values measured as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill.
The acquisition method of accounting is based on ASC 805 and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements (“ASC 820”). In general, ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date by Collier Creek, who was determined to be the accounting acquirer.
ASC 820 defines fair value, establishes a framework for measuring fair value, and sets forth a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to develop the fair value measurements. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for a non-financial asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective, and it is possible that other professionals applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.
For accounting purposes, the acquirer is the entity that has obtained control of another entity and, thus, consummated a business combination. The determination of whether control has been obtained begins with the evaluation of whether control should be evaluated based on the variable interest or voting interest model pursuant to ASC Topic 810, Consolidation (“ASC 810”). If the acquiree is a variable interest entity, the primary beneficiary would be the accounting acquirer.
The pro forma adjustments represent management’s estimates based on information available as of the date of the filing of the condensed combined financial statements and do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the Business Combination that are not expected to have a continuing impact on the statement of operations. Further, one-time transaction-related expenses incurred prior to, or concurrently with the consummation of the Business Combination are not included in the unaudited pro forma condensed combined statements of operations. The impact of such transaction expenses incurred prior to the Business Combination are reflected in the unaudited pro forma condensed combined balance sheet as reductions to liabilities and a decrease to cash, whereas such transaction expenses incurred concurrently with the consummation of the Business Combination are reflected as an adjustment to retained earnings or members deficit and a decrease to cash. Such transaction expenses incurred and paid by Utz prior to the Business Combination has been adjusted as part of the Utz equity close out adjustment mentioned in note 2 tickmark (d).
Upon consummation of the Business Combination, Collier Creek will adopt Utz’s accounting policies. As a result of the adoption, there are no significant changes in accounting policies expected and no pro forma adjustments related to the alignment of the accounting policies of Collier Creek and Utz. The combined company will adopt the fiscal year end date of Utz.
Description of Business Combination
On June 5, 2020 Collier Creek and Utz entered into an agreement for a business combination to which existing equity holders of Utz will receive a combination of cash and non-economic voting Class V common stock in the continuing public company and will retain approximately 50.2% of the economic interests in Utz. The Business Combination will be structured as a customary Up-C transaction, whereby the Sellers will own equity in Utz and hold direct voting rights in Collier Creek.
Pursuant to and in connection with the Business Combination, the following transactions will occur:
•
the Domestication;

•
the Forward Purchases; and

•
the Equity Incentive Plan Adoption.

The diagram below depicts a simplified version of the Company’s organizational structure immediately following the Completion of the Domestication and the Business Combination.
The table below represents the sources and uses of funds as it relates to the Business Combination:
Estimated Sources and Uses (No Redemptions, in millions)
Sources		Uses
Collier Creek Cash Held in Trust(1)(3)	$453	Debt Paydown + Prepayment Fees(4)	$237
		UPA Seller Preferred Units Acquisition(5)	139
Collier Creek Forward Purchase Agreement(2)	35	Cash Consideration to Existing Utz Owners(6)	60
		Transaction Fees(7)	52
Total Sources	$488	Total Uses	$488
Estimated Sources and Uses (Maximum Redemptions, in millions)
Sources		Uses
Collier Creek Cash Held in Trust(1)(3)	$453	Debt Paydown + Prepayment Fees(4)	$49
		UPA Seller Preferred Units Acquisition(5)	139
Collier Creek Forward Purchase Agreement(2)	35	Cash Consideration to Existing Utz Owners(6)	60
		Transaction Fees(7)	52
		Shareholder Redemptions(8)	188
Total Sources	$488	Total Uses	$488

(1)
Represents the expected amount of the restricted investments and cash held in the Trust Account upon consummation of the Business Combination.

(2)
Represents the proceeds from the forward purchase agreement entered into on September 7, 2018 with the Sponsor and Collier Creek’s independent directors to provide for the purchase of an aggregate of 3,500,000 shares of Class A common stock, plus an aggregate of 1,166,666 redeemable warrants to purchase one share of Class A common stock at $11.50 per share, for an aggregate purchase price of $35 million or $10.00 per share of Class A common stock, in a private placement to close concurrently with the closing of the Business Combination.

(3)
Includes the expected amount of the restricted interest held in the Trust Account upon consummation of the Business Combination at closing.

(4)
Represents the amount of existing Utz term debt that the combined company intends to pay down upon closing of the Business Combination. This cash will be applied to pay down the Secured First Lien Note under the terms of the Note Purchase Agreement, fund the 2.0% prepayment penalty (approximately $3 million assuming no redemptions) due on the Secured First Lien Note, and pay down the First Lien Term Loan under the terms of the First Lien Term Loan Credit Agreement. No modifications to the terms of Utz remaining term debt will occur as part of the Business Combination.

(5)
Represents the expected amount to purchase, from UPA Seller, the preferred units in the Sellers as of the Closing (which includes $125 million plus approximately $14 million of preferred return and early redemption costs), which shall be used by Collier Creek to acquire 100% of the preferred units in the Sellers owned by UPA Seller (which shall be immediately redeemed by the Sellers, in exchange for a portion of the Common Company Units and Restricted Company Units in Utz acquired by Collier Creek).

(6)
Represents $60 million paid by Collier Creek to the Sellers and UPA Seller for the acquisition of a portion of the Common Company Units in and Restricted Company Units in Utz acquired by Collier Creek (including through the redemption of UPA Seller’s common units in the Sellers held by UPA Seller).

(7)
Represents the total estimated transaction fees and expenses incurred by Collier Creek and Utz as part of the Business Combination.

(8)
Assumes a maximum redemption of outstanding Public Shares as discussed in Note 2 below. This assumes that the maximum number of Class A ordinary shares that can be redeemed are redeemed, while still satisfying the Minimum Cash Condition.

Note 2 — Unaudited pro forma condensed combined balance sheet adjustments
The pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of March 31, 2020 are as follows:
(a)
Represents the release of cash held in the Trust Account that becomes available to fund the Business Combination.

(b)
Represents payment of deferred underwriters’ and legal fees from the Collier Creek IPO, payable at the consummation of the Business Combination.

(c)
Reflects the payment of acquisition-related transaction costs incurred by Collier Creek and Utz (see Note 1 — Use of proceeds), excluding deferred underwriters’ fees from the Collier Creek IPO included in item (b). These costs are not included as a component of consideration to be transferred, but are required to be expensed as incurred. The unaudited pro forma condensed combined balance sheet reflects these costs that will be paid concurrently with the consummation of the Business Combination as a reduction of cash, with a corresponding adjustment in retained earnings, members deficit, and accrued expenses. These costs are not included in the unaudited pro forma condensed combined statement of operations as they are directly related to the Business Combination and will be nonrecurring.
(d)
Represents the close out of the equity of Utz that is adjusted to goodwill.

(e)
Represents the reclassification of the redeemable portion of the Public Shares to permanent equity and conversion of Public Shares to Class A common stock in connection with the Business Combination.

(f)
Represents the conversion of Class B ordinary shares to Class A common stock in connection with the Business Combination. Shares of Class A common stock are issued upon the automatic conversion of the Class B ordinary shares concurrently with the consummation of the Business Combination. Does not include 2,000,000 Class B ordinary shares which convert into Class B common stock of the Company in accordance with the Sponsor Side Letter Agreement.

(g)
Reflects the paydown of Utz’s existing indebtedness as it relates to the Secured First Lien Note and First Lien Term Loan in conjunction with the consummation of the Business Combination, assuming No Redemptions. The Secured First Lien Note has a prepayment penalty of 2.0%, or approximately $3 million, which has been reflected as a reduction to cash and an adjustment to members deficit in the pro forma condensed combined balance sheet. The reduction in long-term debt balance due to paydown is offset by a write off of unamortized debt issuance costs which has been adjusted to members deficit. This is reflected in the table below:

Assuming No Redemptions
(in millions)
Long-term debt, net of current portion adjustment
Debt paydown on Utz Secured First Lien Note	$(125)
Debt paydown on Utz First Lien Term Loan	$(109)
Less: Unamortized debt issuance costs	$7
Total long-term debt, net of current portion adjustment	$(227)

(h)
Represents the impact of the maximum redemption of 18,291,262 Public Shares at an estimated per share redemption price of $10.3 (the actual per share redemption price will be equal to the pro rata portion of the Trust Account calculated as of two business days prior to the consummation of the Business Combination), which is equal to $188 million. Per the Business Combination Agreement, shareholder redemptions reduce the funds available for debt reduction. The maximum redemption results in a lower reduction of Long-term debt, net of current portion balance of $180 million, which represents the reduced cash available for debt paydown of $188 million, offset with a $6 million reduction in write off of unamortized debt issuance costs and a $2 million reduction in prepayment penalty as a result of the reduced paydown amount. Additional paid-in-capital and members deficit have been adjusted accordingly.

(i)
Represents adjustments to reflect applicable deferred tax. Refer to tickmark (p) for the purchase price allocation. The deferred taxes are primarily related to the difference between the financial statement and tax basis in the Utz partnership interests. This basis difference primarily results from the Business Combination where Collier Creek recorded a fair market value basis on all assets for financial accounting purposes and a fair value step-up on a portion of the assets for income tax purposes. The $41 million adjustment related to the deferred tax liability is assuming: (1) the GAAP balance sheet as of March 29, 2019 adjusted for the pro forma entries described herein, (2) estimated tax basis as of March 29, 2019 adjusted for the pro forma entries described herein, (3) a valuation allowance of $62 million, (4) a constant federal income tax rate of 21.0% and a state tax rate of 4.4%, and (5) no material changes in tax law. The recorded valuation allowance relates to a portion of Collier Creek’s tax basis in excess of GAAP basis in its Utz partnership interests for which Collier Creek believes it is not more likely than not that it will realize a tax benefit in the future.

In case of Maximum Redemptions by holders of Class A common stock, the impact of the Business Combination on the deferred tax asset will be $13 million net of a $41 million valuation allowance.
(j)
Represents the impact of the forward purchase agreement entered into on September 7, 2018 with the Collier Creek sponsor and Collier Creek independent directors to provide for the purchase of an aggregate of 3,500,000 shares of Class A common stock, plus an aggregate of 1,166,666 redeemable warrants to purchase one share of Class A common stock at $11.50 per share, for an aggregate purchase price of $35 million, or $10.00 per share of Class A common stock, in a private placement to close concurrently with the closing of the Business Combination. The sale of the Forward Purchase Securities will be part of the Business Combination Consideration.

(k)
Represents $60 million paid by Collier Creek to the Sellers and UPA Seller for the acquisition of a portion of the Common Company Units and Restricted Company Units in Utz acquired by Collier Creek (including through the redemption of UPA Seller’s common units in the Sellers held by UPA Seller). This adjustment is recorded to reduce cash with corresponding impact recorded to goodwill. Refer to tickmark (p) for the purchase price allocation.

(l)
Represents the expected amount to purchase, from UPA Seller, the preferred units in the Sellers as of the Closing (which includes $125 million plus approximately $14 million of preferred return and early redemption costs), which shall be used by Collier Creek to acquire 100% of the preferred units in the Sellers owned by UPA Seller (which shall be immediately redeemed by the Sellers, in exchange for a portion of the Common Company Units and Restricted Company Units in Utz acquired by Collier Creek).

(m)
Represents the reclassification from liability to equity of the value of outstanding awards of active participants under the legacy Utz LTIP program, calculated at March 31, 2020 in accordance with ASC 718. As a result of the Business Combination of Utz and Collier Creek and the election to convert to restricted stock units, certain awards are no longer to be settled for cash and will be converted to restricted stock units of the Public Company that will be issued under the 2020 LTIP program after the transaction close date, at the option of the grantee of such awards. The adjustment has been proposed assuming all outstanding awards will be redeemed.

(n)
Upon the completion of the Business Combination, CCH will be a party to a tax receivable agreement. Under the terms of that agreement, CCH generally will be required to pay to the Sellers 85% of the applicable cash savings, if any, in U.S. federal and state income tax that CCH is deemed to realize in certain circumstances as a result of (i) certain increases in tax basis resulting from the Business Combination, (ii) certain tax attributes of Utz existing prior to the Business Combination, and (iii) tax benefits attributable to payments made under that tax receivable agreement. CCH generally will retain the benefit of the remaining 15% of the applicable tax savings.

The $41 million adjustment related to the tax receivable agreement assumes: (1) $199 million of cash paid to legacy Utz investors, (2) a share price equal to $10.30 per share, (3) a constant federal income tax rate of 21.0% and a state tax rate of 4.4%, (4) no material changes in tax law, (5) the ability to utilize tax attributes and (6) future tax receivable agreement payments.
The adjustments to the tax receivable agreement have been recorded as an adjustment to goodwill. Collier Creek anticipates that it will account for the income tax effects resulting from future taxable exchanges of Common Company Units by the Sellers for shares of Class A common stock or the cash equivalent thereof by recognizing an increase in deferred tax assets, based on enacted tax rates at the date of each exchange. Further, Collier Creek will evaluate the likelihood that Collier Creek will realize the benefit represented by the deferred tax asset, and, to the extent that Collier Creek estimates that it is more likely than not that Collier Creek will not realize the benefit, Collier Creek will reduce the carrying amount of the deferred tax asset with a valuation allowance.
In case of Maximum Redemptions by holders of Class A ordinary shares and $199 million of cash paid to legacy Utz investors, the impact of the Business Combination adjustment related to the tax receivable agreement will be $38 million.

(o)
The adjustment represents the fair market value of non-controlling interest of 57,765,978 non-voting economic interest Common Company Units of Utz retained by the Sellers and shares of Class V common stock of the Company that provide the Sellers with one to one voting rights for each Common Company Unit they own based on the organization structure as a result of the Business Combination. Refer to tickmark (p) for details of the purchase considerations and the purchase price allocation.

(p)
Represents the adjustment for the estimated preliminary purchase price allocation for the Utz business resulting from the Business Combination. The preliminary calculation of total consideration and allocation of the purchase price to the fair value of Utz’s assets acquired and liabilities assumed is presented below as if the Business Combination was consummated on March 31, 2020. Collier Creek has not completed the detailed valuations necessary to estimate the fair value of the assets acquired and the liabilities assumed and, accordingly, the adjustments to record the assets acquired and liabilities assumed at fair value reflect the best estimates of Collier Creek based on the information currently available and are subject to change once additional analyses are completed.

Calculation of consideration per the Business Combination Agreement
	No Redemption	Max Redemption
Estimated cash held in trust	$453	$453
Proceed from the sale of 3,500,000 Class A ordinary shares through forward purchase agreement	35	35
Less: shareholder redemption	—	(188)
Less: transaction costs incurred by CCH	(25)	(25)
Total cash consideration	$463	$275
Tax Receivable Agreement obligations to the Seller	41	41
Replacement LTIP	15	15
Seller’s Retained Restricted Units	48	48
Total consideration	$567	$379
Non-controlling interest	571	560
Net debt assumed	422	602
Total business enterprise value	$1,560	$1,541
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalent	$6	$6
Accounts receivable, net	123	123
Inventories, net	49	49
Prepaid and other assets	4	4
Notes receivable	34	34
Property, plant and equipment, net	274	274
Goodwill	366	331
Identifiable intangible assets	898	898
Deferred tax liabilities	(61)	(48)
Other assets	7	7
Accounts payable	(49)	(49)
Accrued expenses	(42)	(42)
Notes payable	(40)	(40)
Non-current accrued expenses and other	(9)	(6)
Net assets acquired	$1,560	$1,541
Intangible Assets.   Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The trade name intangible assets represent the Power and

Foundation brands that Utz originated or acquired that were valued using the relief-from-royalty method. The customer relationships intangible asset represents the existing customer relationships of Utz that were valued using a discounted cash flow model using projected sales growth and customer attrition. The developed technology intangible asset represents a manufacturing technology acquired by Utz for the purpose of generating income for Utz, which was valued using the relief-from-royalty method. Intangible assets of IO routes are presented at fair value using a deviation of income approach and determined by the present value of the debt service payments from the IO route purchases. Master distribution rights are presented based on the costs incurred to acquire such distribution rights.
Identifiable intangible assets	Fair Value (in millions)	Useful life (in years)
Indefinite lived trade names	$213	n/a
Finite lived trade names	111	15 – 20
Customer relationships	554	15
Technology	1	n/a
Master distribution rights	16	n/a
IO routes	3	n/a
Total	$898
Goodwill.   Approximately $366 million and $331 million, respectively for no redemption and maximum redemption scenarios, has been allocated to goodwill. Goodwill represents the excess of the gross consideration transferred over the fair value of the underlying net tangible and identifiable intangible assets acquired. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets. Goodwill represents future economic benefits arising from acquiring Utz primarily due to its strong market position and its assembled workforce that are not individually identified and separately recognized as intangible assets.
In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, goodwill and indefinite lived intangible assets related to certain acquired brands will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management of the combined company determines that the value of goodwill and/or indefinite/finite lived intangible assets has become impaired, an accounting charge for impairment during the quarter in which the determination is made may be recognized.
(q)
Represents adjustment to record the estimated fair market value of Sellers’ Retained Restricted Units that is considered a contingent consideration in ASC 805 purchase accounting. The adjustment has been recorded as an adjustment to goodwill. Refer to tickmark (p) for the purchase price allocation.

(r)
Represents adjustment to record the estimated fair market value of Sellers’ Retained Restricted Units that is considered a contingent consideration in ASC 805 purchase accounting. Such Sellers’ Retained Restricted Units will be converted to Common Company Units of Utz when vested and will entitle the holders to participate in any ordinary distributions paid on an equivalent number of Common Company Units upon the achievement of targeted share prices of the public company. As 50% of the shares will be vested when 3-day volume weighted average price is at least at $12.50, and the other 50% of the shares will be vested when 3-day volume weighted average price is at least at $15.00, with such thresholds being reduced by an amount equal to the dividends paid on a share of Class A common stock between the date of Closing and the vesting date. The calculation of the fair market value of this contingent consideration is calculated by using the vesting stock prices multiplied by the number of shares in each vesting tranche. If any Sellers’ Retained Restricted Units do not vest within 10 years of the Closing, they will be cancelled for no consideration. The adjustment has been recorded as an adjustment to goodwill. Refer to tickmark (p) for the purchase price allocation.

Note 3 — Unaudited pro forma condensed combined statements of operations adjustments
The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the twelve month period ended December 31, 2019 and three month period ended March 31, 2020 are as follows:
(aa)
Elimination of interest income on the Trust Account resulting from the release of cash held in the Trust Account that is used to fund the Business Combination.

(bb)
Reflects adjustments made to eliminate non-recurring transaction costs specifically incurred by Collier Creek and Utz as part of the Business Combination.

(cc)
Reflects the adjustment to interest expense associated with the paydown of the Company’s existing indebtedness upon consummation of the Business Combination (see Note 2 above). The decreased interest expense reflects the interest expense on the historical Secured First Lien Note and First Lien Term Loan, less the change in interest expense as recalculated to reflect the debt paid down on the Secured First Lien Note and First Lien Term Loan, and incorporating the amortization of debt issuance costs recognized. The interest expense adjustment is reflected in the table below:

For the twelve months ended December 31, 2019	Assuming No Redemptions	Assuming Maximum Redemptions
Outstanding Utz First Lien Term Loan	$420	$531
Interest rate	5.6%	5.6%
Interest on Utz First Lien Term Loan	$23	$30
Outstanding Utz Secured First Lien Note	—	73
Interest rate		7.6%
Interest on Utz Secured First Lien Note	$—	$6
Total pro forma interest on Utz debt	$23	$36
Other interest expense	6	7
Total pro forma interest expense	29	43
Less: Interest on Utz historical debt and Kennedy pro forma interest adjustment	(55)	(55)
Pro forma adjustment	$(26)	$(12)
For the three months ended March 31, 2020	Assuming No Redemptions	Assuming Maximum Redemptions
Outstanding Utz First Lien Term Loan	$416	$526
Interest rate	4.8%	4.8%
Interest on Utz First Lien Term Loan	$5	$6
Outstanding Utz Secured First Lien Note	—	73
Interest rate		7.0%
Interest on Utz Secured First Lien Note	$—	$1
Total pro forma interest on Utz debt	5	7
Other interest expense	2	2
Total pro forma interest expense	7	9
Less: Interest on Utz historical debt	(9)	(9)
Pro forma adjustment	$(2)	$—

(dd)
Adjustment to eliminate the historical tax expense (benefit) of Collier Creek and Utz and to record the tax provisions of the combined entities on a pro forma basis using a pro forma effective tax rate of 15.9% for both periods, which was applied to the income attributable to the controlling interest as the income attributable to the non-controlling interest is pass-through income. However, the effective tax rate of the combined company could be different depending on post-Business Combination activities.
(ee)
As a result of the Business Combination, both the pro forma basic and diluted number of shares are reflective of 57,375,000 and 39,083,738 shares of Class A common stock outstanding on a No Redemptions and Maximum Redemptions basis, respectively. Given that conversion of the Common Company Units would result in no change to EPS on a pro forma diluted basis, the 57,765,978 shares of Common Company Units held by the Sellers are not included in the diluted number of shares.

Additionally, on a pro forma basis, certain warrants that are currently outstanding, such as 14,666,666 redeemable warrants to purchase Class A ordinary shares of Collier Creek offered by Collier Creek in its initial public offering, 7,200,000 warrants to purchase Class A ordinary shares of Collier Creek that were issued in a private placement concurrently with the initial public offering, and 1,166,666 redeemable warrants that will be issued at the close of the Business Combination as part of the forward purchase agreement, have been excluded as these instruments would be anti-dilutive to pro forma EPS.
The Sellers have 3,483,022 non-voting unvested performance interests in Utz that are contingently issuable based on market conditions and are not issuable until the Business Combination is completed. These units haven’t been considered in the diluted EPS calculation as the stock price of the Company as of the Pro Forma Balance Sheet date was less than the vesting stock price of such interest. Similarly, the 2,000,000 non-voting unvested performance-based restricted shares in the Company held by the Sponsor and Collier Creek's independent directors have not been included in the diluted earnings per share calculation.
	Collier Creek Holdings (Historical for the twelve months ended 12/31/19)	ASSUMING NO REDEMPTIONS			ASSUMING MAXIMUM REDEMPTIONS
For the twelve months ended December 31, 2019		Pro Forma Adjustments	Reference	Pro Forma Consolidated	Pro Forma Adjustments	Reference	Pro Forma Consolidated
Earnings per Share
Weighted average shares outstanding of Class A common stock, basic	44,000,000	9,875,000	(i)	57,375,000	(18,291,262)		39,083,738
		3,500,000	(ii)
Basic net income per share, Class A	0.20	—		(0.21)			(0.36)
Weighted average shares outstanding of Class A common stock, diluted	44,000,000	9,875,000	(i)	57,375,000	(18,291,262)		39,083,738
		3,500,000	(ii)
Diluted net income per share, Class A	0.20	—		(0.21)			(0.36)
Weighted average shares outstanding of Class B common stock	11,875,000	(9,875,000)	(i)	—		—
		(2,000,000)	(iii)
Basic and diluted net loss per share, Class B	(0.08)	—	—			—

	Collier Creek Holdings (Historical for the three months ended 3/31/20)	ASSUMING NO REDEMPTIONS			ASSUMING MAXIMUM REDEMPTIONS
For the three months ended March 31, 2020		Pro Forma Adjustments	Reference	Pro Forma Consolidated	Pro Forma Adjustments	Reference	Pro Forma Consolidated
Earnings per Share
Weighted average shares outstanding of Class A common stock, basic	44,000,000	9,875,000	(i)	57,375,000	(18,291,262)		39,083,738
		3,500,000	(ii)
Basic net income per share, Class A	0.03	—		(0.02)			(0.03)
Weighted average shares outstanding of Class A common stock, diluted	44,000,000	9,875,000	(i)	57,375,000	(18,291,262)		39,083,738
		3,500,000	(ii)
Diluted net income per share, Class A	0.03	—		(0.02)			(0.03)
Weighted average shares outstanding of Class B common stock	11,875,000	(9,875,000)	(i)	—		—
		(2,000,000)	(iii)
Basic and diluted net loss per share, Class B	(0.10)	—		—		—

i.
Represents 9,875,000 shares of Class A common stock issued upon conversion of the existing Collier Creek Class B ordinary shares. The ordinary shares automatically convert into shares of Class A common stock concurrently with the consummation of an initial business combination, or earlier at the option of the holder thereof, on a one-for-one basis.

ii.
Represents 3,500,000 shares of Class A common stock issued related to the September 7, 2018 forward purchase agreements entered into by Collier Creek, the Sponsor and Collier Creek’s independent directors to provide for the purchase of an aggregate of 3,500,000 shares of Class A common stock, plus an aggregate of 1,166,666 redeemable warrants to purchase one share of Class A common stock at $11.50 per share, for an aggregate purchase price of $35 million, or $10.00 per share of Class A common stock, in a private placement to close concurrently with the closing of the Business Combination.

iii.
Represents the conversion of 2,000,000 Class B ordinary shares into 2,000,000 Restricted Sponsor Shares to take place concurrently with the consummation of an initial business combination, convertible into shares of Class A common stock on the same terms as the vesting of the Restricted Company Units in Utz held by the Company. These restricted shares will be non-transferable (subject to certain exceptions, including a dissolution of the Sponsor), unless and until they convert into shares of Class A common stock in accordance with the terms below (and following such conversion will be subject to the transfer restrictions set forth below). The restricted shares will convert as follows:

•
in full upon a direct or indirect change of control to a third party unaffiliated with the Sponsor; or

•
50% when the shares of Class A common stock of the Company trade at or above $12.50 volume weighted average price (“VWAP”) in the prior 3 trading days and the remaining 50% when the shares of Class A common stock of the Company trade at or above $15.00 VWAP in the prior 3 trading days, which dollar thresholds will be decreased by the aggregate amount of dividends per share paid by the Company after the Closing (or upon a liquidation of Utz where the per Common Company Unit liquidation value (taking into account such conversion and the payment of any catch-up distribution) meets such thresholds).

(ff)
Represents the pro forma adjustment to the noncontrolling interest in the Business Combination.

(in millions)	For the Three Months Ended March 31, 2020	For the Twelve Months Ended December 31, 2019
Pro forma income before taxes
No redemptions	$(6)	$(39)
Maximum redemptions	$(8)	$(53)
Pro forma income (loss) attributable to noncontrolling interest
No redemptions (50.2%)	$(3)	$(20)
Maximum redemptions (60.0%)	$(5)	$(32)

(gg)
Represents adjustments to incorporate additional tangible and intangible assets depreciation and amortization for the step up basis from purchase price accounting (“PPA”) at the closing of the Business Combination. This pro forma adjustment has been proposed assuming the Business Combination happened on the first day of the fiscal year 2019. The following table is a summary of information related to certain intangible assets acquired, including information used to calculate the pro forma change in amortization expenses that is adjusted to administrative expenses:

Identifiable intangible assets	Fair Value (in millions)	Useful life (in years)	Amortization Expense for the twelve months ended December 31, 2019	Amortization Expense for the three months ended March 31, 2020
Indefinite lived trade names	$213	n/a	n/a	n/a
Finite lived trade names	111	15 – 20	7	2
Customer relationships	554	15	37	9
Technology	1	n/a	n/a	n/a
Master distribution rights	16	n/a	n/a	n/a
IO routes	3	n/a	n/a	n/a
Total	$898		$44	$11
Less: Historical amortization expenses			6	2
Pro forma adjustments			$38	$9
Pro forma adjustments for depreciation expenses to cost of goods sold, and selling and administrative expenses are $8 million and $6 million, and $3 million and $1 million, respectively, for the twelve months ended December 31, 2019 and the three months ended March 31, 2020.
Note 4 — Reclassifications and Adjustments to Historical Information of Utz for the period ended December 29, 2019
Kennedy was acquired by Utz on October 21, 2019. Kitchen Cooked Inc. (“Kitchen Cooked”) was acquired by Utz on December 30, 2019. The following table provides the pro forma statement of operations of Utz for the fiscal year ended December 29, 2019 as if Kennedy and Kitchen Cooked had been acquired on December 31, 2018. As Kennedy was acquired by Utz on October 21, 2019, the table includes the pre-acquisition period of Kennedy from December 31, 2018 to October 20, 2019. The table includes full fiscal year results of Kitchen Cooked, and no pro forma adjustment is included for Kitchen Cooked as any such adjustments are not material. The combined pro forma financial information does not reflect the realization of any expected synergies from the acquisitions of Kennedy in fiscal 2019 and Kitchen Cooked in fiscal 2020, or incremental public company costs from the Business Combination. The Company currently estimates that synergies from the elimination of certain procurement, manufacturing, logistics, and selling and administrative expenses will result in annual combined integration-related cost savings of approximately

$7.0 million from the acquisitions of Kennedy and Kitchen Cooked. Although the Company believes that such synergies will be realized, there can be no assurance that such synergies or cost estimates will be achieved, and therefore they have not been included as adjustments in the pro forma information.
Pro forma statement of operations of Utz
(Amounts in millions)	Utz Brands Holdings, LLC (Formerly UM-U Intermediate, LLC, for the twelve months ended 12/29/19)	Kennedy Endeavors Inc. Acquisition (Unaudited for the period 12/31/18 to 10/20/19)	Kitchen Cooked Inc. Acquisition (Unaudited for the twelve months ended 12/31/19)	Pro Forma Adjustments	Footnote Reference	Utz Brands Holdings, LLC Pro Forma Combined (Formerly UM- U Intermediate, LLC, for the twelve months ended 12/29/19)
Net sales	768	89	9	—		866
Cost of goods sold	514	61	4	—		579
Gross profit	254	28	5	—		287
Selling and administrative expenses
Selling	163	18	3	—		184
Administrative	65	3	3	3	(aaa)	71
				(3)	(bbb)
Total selling and administrative expenses	228	21	6	—		255
Gain on sale of assets
Gain on disposal of property, plant and equipment	6	—	—	—		6
Gain on sale of routes, net	7	—	—	—		7
Total gain on sale of assets	13	—	—	—		13
Income from operations	39	7	(1)	—		45
Other expense
Interest expense	(48)	—	—	(7)	(ccc)	(55)
Other expense	(1)	—	—	—		(1)
Other expense, net	(49)	—	—	(7)		(56)
Income (loss) before taxes	(10)	7	(1)	(7)		(11)
Income tax expense	3	—	—	—		3
Net (loss) income	(13)	7	(1)	(7)		(14)
Net income attributable to noncontrolling interest	(3)	—	—	—		(3)
Net (loss) income attributable to controlling interest	(16)	7	(1)	(7)		(17)
Other comprehensive income:
Interest rate swap	1	—	—	—		1
Comprehensive (loss) income	(15)	7	(1)	(7)		(16)

(aaa)
The pro forma financials are adjusted to incorporate additional tangible and intangible asset depreciation and amortization for the step up fair value asset basis of the Kennedy acquisition that occurred on October 21, 2019. The allocation of purchase price and the final amortization of such tangible and intangible assets could be adjusted during the one year measurement period to reflect new information obtained about facts and circumstances that existed as of the acquisition dates that, if known, would have affected the measurement of the amounts recognized as of the acquisition dates. The following table is a summary of information related to certain tangible and intangible assets acquired, including information used to calculate the pro forma change in depreciation and amortization expenses:
(in millions)	Estimated Fair Value	Estimated Useful Life in Years	Amortization Expense for the period 12/31/18-10/20/19
Customer Relationships	$13	15 years	$1
Trade Name and Trademark	21	15-20 years	1
Property, Plant, and Equipment	13	1-20 years	4
Building Improvement and Site Improvement	4	2-40 years	—
	$51		6
Less: Historical amortization expense			$(3)
Pro forma adjustment			$3

(bbb)
Reflects adjustments made to eliminate non-recurring transaction costs specifically incurred by Utz and Kennedy as part of the Business Combination.

(ccc)
Reflects an adjustment to interest expense associated with the historical Secured First Lien Note which was a critical component of the financing arrangement to complete the Kennedy Acquisition on October 21, 2019. The increased interest expense reflects additional interest expense on the Secured First Lien Note as if the note was entered into as of January 1, 2019.

INFORMATION ABOUT COLLIER CREEK
Overview
Collier Creek was incorporated as a Cayman Islands exempted company on April 30, 2018 as a blank check company whose objective is to acquire, through a merger, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination, one or more operating businesses or entities.
Significant Activities Since Inception
On May 2, 2018, Collier Creek issued 2,875,000 Class B ordinary shares to its Sponsor in exchange for a capital contribution of $25,000. On September 7, 2018, Collier Creek effected a share capitalization resulting in the Sponsor holding an aggregate of 10,937,500 Class B ordinary shares. On September 10, 2018, the Sponsor transferred 45,000, 45,000, 52,500 and 52,500 Class B ordinary shares to each of Antonio F. Fernandez, Matthew M. Mannelly, William D. Toler and Craig D. Steeneck, respectively. On October 4, 2018, Collier Creek effected a share capitalization resulting in an aggregate of 12,375,000 Class B ordinary shares. On October 10, 2018, the underwriters to Collier Creek’s IPO partially exercised the over-allotment option, and an aggregate of 500,000 Class B ordinary shares were subsequently surrendered to Collier Creek by the Sponsor for no consideration on October 19, 2018. Of the 11,875,000 shares outstanding as of December 31, 2018, the Sponsor owned an aggregate of 11,680,000 Class B ordinary shares and the independent directors owned an aggregate of 195,000 Class B ordinary shares.
On October 10, 2018, Collier Creek consummated the IPO of 44,000,000 units, including the issuance of 4,000,000 units as a result of the underwriters’ partial exercise of their over-allotment option, at $10.00 per Unit, generating gross proceeds of $440 million, and incurring offering costs of approximately $25.02 million, inclusive of $15.45 million in deferred legal fees and underwriting commissions.
Simultaneously with the closing of the IPO, Collier Creek consummated the private placement of 7,200,000 private placement warrants at a price of $1.50 per warrant to the Sponsor, generating gross proceeds of $10.8 million.
Upon the closing of the IPO and the private placement, $440 million ($10.00 per unit) of the net proceeds of the sale of the units in the IPO and certain of the proceeds from the sale of the private placement was placed in a Trust Account and was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 of the Investment Company Act, as determined by the company, until the earlier of: (i) the completion of an initial business combination or (ii) the distribution of the Trust Account as described below.
Collier Creek entered into Forward Purchase Agreements with the Sponsor and Collier Creek’s independent directors which provide for the purchase of an aggregate of 3,500,000 Forward Purchase Shares, plus an aggregate of 1,166,666 redeemable Forward Purchase Warrants to purchase one Class A ordinary share at $11.50 per share, for an aggregate purchase price of $35,000,000, or $10.00 per Class A ordinary share, in a private placement to close concurrently with the closing of the initial business combination (which will be the Business Combination should it occur).
Collier Creek’s units began trading on October 5, 2018 on the NYSE under the symbol “CCH.U.” Commencing on November 26, 2018, the securities comprising the units began separate trading. The ordinary shares and warrants are trading on the NYSE under the symbols “CCH” and “CCH WS,” respectively.
Effecting a Business Combination
General
Collier Creek is not presently engaged in and Collier Creek will not engage in, any substantive commercial business until it completes the Business Combination with Utz or another target business.

Fair Market Value of Target Business
Pursuant to NYSE listing rules, the target business or businesses that Collier Creek acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the execution of a definitive agreement for Collier Creek’s initial business combination. The fair market value of the target or targets will be determined by the Collier Creek Board based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation or value of comparable businesses. Our shareholders will be relying on the business judgment of the Collier Creek Board, which will have significant discretion in choosing the standard used to establish the fair market value of the target or targets, and different methods of valuation may vary greatly in outcome from one another. As discussed in the Section entitled “Shareholder Proposal 2: The Business Combination Proposal — Satisfaction of 80% Test,” the Collier Creek Board determined that this test was met in connection with the Business Combination.
Shareholder Approval of the Business Combination
Collier Creek is seeking shareholder approval of the Business Combination at the Shareholders Meeting to which this proxy statement/prospectus relates and, in connection with such meeting, holders of Public Shares may redeem their shares for cash in accordance with the procedures described in this proxy statement/prospectus. Such Redemption Rights will be effected under the Amended and Restated Memorandum and Articles of Association and the laws of the Cayman Islands. Unlike other blank check companies in which the initial shareholders agree to vote their Class B ordinary shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, Collier Creek’s Sponsor and its directors and officers have agreed in the Insider Letter Agreement (i) to vote (a) the 11,875,000 Class B ordinary shares held by the Sponsor and Collier Creek’s independent directors and (b) any other ordinary shares owned by the Sponsor or Collier Creek’s directors and officers, in favor of the Business Combination; and (ii) to not redeem any Collier Creek Shares in connection with a shareholder vote to approve a proposed initial business combination, including the Business Combination, or a vote to amend the provisions of the Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity. If the Business Combination is not completed, then Public Shareholders electing to exercise their Redemption Rights will not receive such payments and their shares will not be redeemed.
Collier Creek will complete the Business Combination (or any other proposed business combination, if the Business Combination is not completed) only if Collier Creek has net tangible assets of at least $5,000,001 upon the completion of the Business Combination (or if each of the Organizational Documents Proposals is approved, immediately prior to the completion of such Business Combination without regard to the assets or liabilities of the target company of such business combination and its subsidiaries), after giving effect to payments to Public Shareholders who exercise their Redemption Rights and a majority of the outstanding Collier Creek Shares voted are voted in favor of the Business Combination. Collier Creek chose the net tangible asset threshold of $5,000,001 to ensure that it would avoid being subject to Rule 419 promulgated under the Securities Act of 1933, as amended. It also is a condition to the closing of the Business Combination that the Minimum Cash Amount of $300,000,000 shall be available immediately prior to Closing (unless the Sellers and Collier Creek waive such condition).
Despite the net tangible asset condition and the Minimum Cash Condition, Collier Creek may be able to complete the Business Combination even if a majority of Collier Creek’s Public Shareholders do not agree with the Business Combination and have redeemed their shares or if Collier Creek has entered into privately negotiated agreements for investors to sell their shares to Collier Creek’s Sponsor, directors and officers, advisors or their affiliates.
Please refer to the section entitled “Risk Factors — Risks Related to the Business Combination and Collier Creek” for more information.
Liquidation if No Business Combination
Unless Collier Creek submits and Collier Creek shareholders approve an extension, if the Business Combination (or combination with another target business) is not completed by October 10, 2020, such condition will trigger Collier Creek’s automatic winding up, dissolution and liquidation pursuant to the terms of the Amended and Restated Memorandum and Articles of Association. As a result, this has the same effect as if Collier Creek had formally gone through a voluntary liquidation procedure under Cayman Islands law. Accordingly, no vote would be required from Collier Creek’s shareholders to commence such a voluntary winding up, dissolution and liquidation.
The amount in the Trust Account (less approximately $4,400 representing the aggregate nominal par value of the Public Shares) under the Cayman Islands Companies Law will be treated as share premium which is distributable under the Cayman Islands Companies Law provided that immediately following the date on which the proposed distribution is proposed to be made, Collier Creek is able to pay its debts as they fall due in the ordinary course of business. If Collier Creek is forced to liquidate the Trust Account, Collier Creek anticipates that it would distribute to its Public Shareholders the amount in the Trust Account calculated as of the date that is two days prior to the distribution date (including any accrued interest). Prior to such distribution, Collier Creek would be required to assess all claims that may be potentially brought against it by its creditors for amounts they are actually owed and make provision for such amounts, as creditors take priority over the Public Shareholders with respect to amounts that are owed to them. Collier Creek cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, shareholders could potentially be liable for any claims of creditors to the extent of distributions received by them as an unlawful payment in the event Collier Creek enters an insolvent liquidation. Furthermore, while Collier Creek will seek to have vendors, service providers (other than its independent auditors), prospective target businesses or other entities with which it does business execute agreements with Collier Creek waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with Collier Creek, they will not seek recourse against the Trust Account or that a court would conclude that such agreements are legally enforceable.
The Sponsor and Collier Creek’s directors and officers have agreed to waive their rights to participate in any liquidation of the Trust Account or other assets with respect to the Class B ordinary shares held by them and to vote their Class B ordinary shares in favor of any dissolution and plan of distribution which Collier Creek submits to a vote of shareholders. There will be no distribution from the Trust Account with respect to Collier Creek’s warrants, which will expire worthless.
Pursuant to the Business Combination Agreement, Utz has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Collier Creek’s Trust Account held for its Public Shareholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any certain distributions therefrom) except, in each case with respect to claims that Utz or its affiliates may have in the future against Collier Creek’s assets or funds that are not held in the Trust Account (other than distributions to Public Shareholders) and claims against any other person (or any affiliate thereof) that is party to an alternative business combination consummated by Collier Creek.
If Collier Creek is unable to complete the Business Combination and expends all of the net proceeds of Collier Creek’s IPO, other than the proceeds deposited in the Trust Account and without taking into account interest, if any, earned on the Trust Account, the per-share distribution from the Trust Account would be approximately $10.29 based on the value of the Trust Account as of August 5, 2020.
The proceeds deposited in the Trust Account could, however, become subject to the claims of Collier Creek’s creditors which would be prior to the claims of the Public Shareholders. Although Collier Creek has obtained and will continue to seek to have all vendors, including lenders for money borrowed, prospective target businesses or other entities Collier Creek engages execute agreements with Collier Creek waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against Collier Creek’s assets, including the funds held in the Trust Account.
The Sponsor has agreed that it will be liable to Collier Creek if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which Collier

Creek has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share (or such higher amount then held in trust) or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Collier Creek’s indemnity of the underwriters of Collier Creek’s IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. Additionally, if Collier Creek is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in Collier Creek’s bankruptcy estate and subject to the claims of third parties with priority over the claims of the shareholders. To the extent any bankruptcy claims deplete the Trust Account, Collier Creek cannot assure you it will be able to return to the Public Shareholders at least $10.00 per public share (or such higher amount then held in trust).
Employees
Collier Creek currently has three executive officers: Roger K. Deromedi, Jason K. Giordano and Chinh E. Chu. These individuals are not obligated to devote any specific number of hours to Collier Creek’s matters but they intend to devote as much of their time as they deem necessary to Collier Creek’s affairs until Collier Creek has completed its initial business combination. Collier Creek does not intend to have any full time employees prior to the completion of our initial business combination.
Facilities
Collier Creek maintains its executive offices at 200 Park Avenue, 58th Floor, New York, New York 10166. The cost for use of this space is included in the $10,000 per month fee Collier Creek pays to an affiliate of the Sponsor for office space, administrative and support services which will be paid through the earlier of the consummation of a business combination or Collier Creek’s liquidation. Collier Creek considers its current office space adequate for its current operations. Upon completion of the Business Combination, the principal executive offices of the Company will be located at 900 High Street, Hanover, Pennsylvania 17331.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against Collier Creek or any members of its management team in their capacity as such.

DIRECTORS, OFFICERS, EXECUTIVE
COMPENSATION AND CORPORATE GOVERNANCE OF COLLIER CREEK
PRIOR TO THE BUSINESS COMBINATION
Management and Collier Creek Board
Collier Creek’s current directors and officers are as follows:
Name	Age	Title
Roger K. Deromedi	66	Co-Executive Chairman
Jason K. Giordano	41	Co-Executive Chairman
Chinh E. Chu	55	Vice Chairman
Antonio F. Fernandez	60	Director
Matthew M. Mannelly	62	Director
Craig D. Steeneck	62	Director
William D. Toler	60	Director
Roger K. Deromedi, 66, has been our Co-Executive Chairman since June 1, 2018. Mr. Deromedi has over 40 years of operational experience in the consumer goods sector, overseeing multiple businesses and iconic consumer brands. Mr. Deromedi was Independent Chairman and Lead Director of Pinnacle Foods from April 2016 to October 2018 and was Non-Executive Chairman from July 2009 to April 2016 and Executive Chairman from April 2007 to July 2009. Mr. Deromedi also was an advisor to Blackstone in relation to their acquisition of the company in April 2007. Pinnacle Foods is a manufacturer and marketer of consumer branded food products, whose key brands include Birds Eye (frozen vegetables, meals, and sides), Duncan Hines (desserts), Vlasic (pickles), Wishbone (salad dressings), Aunt Jemima (breakfast products), Mrs. Butterworth and Log Cabin (syrups), Udi’s and Glutino (gluten-free products), and Gardein (plant-based entrees and meat substitutes), among others. During Mr. Deromedi’s tenure, the company acquired and successfully integrated multiple businesses including Birds Eye Foods, Wishbone, Gardein, and Boulder Brands, consistently meeting or exceeding synergy targets. From July 2013 to June 2015, Mr. Deromedi was an Executive Advisor for Blackstone in the consumer goods sector, and was an independent advisor to Blackstone from 2007 to 2013. From 2003 to 2006, Mr. Deromedi was Chief Executive Officer of Kraft, at the time one of the world’s largest food companies, with iconic brands such as Kraft, Maxwell House, Nabisco, Oscar Mayer and Philadelphia. During this time, Mr. Deromedi integrated Kraft’s separate North American and International businesses. Prior to this, Mr. Deromedi was Co-CEO of Kraft from 2001 to 2003 during which time there was an initial public offering of the company, raising approximately $8.7 billion in gross proceeds. Mr. Deromedi was previously President of Kraft Foods International, President of the company’s Asia Pacific business, and President of Kraft’s Western European business, based in Zurich. Mr. Deromedi also served as Area Director of the company’s business in France, Iberia and Benelux, based in Paris, and was General Manager of Kraft’s cheese and specialty products businesses in the United States. Mr. Deromedi began his career with General Foods, Kraft’s predecessor company, in 1977 where he held various marketing positions. Mr. Deromedi previously served on the board of directors of Pinnacle Foods from 2007 to 2018, Kraft from 2001 to 2006 and The Gillette Company, Inc. from 2003 to 2005 (when the company was merged with The Procter & Gamble Company). Mr. Deromedi earned an M.B.A. from the Stanford Graduate School of Business and a B.A. in economics and mathematics from Vanderbilt University.
Mr. Deromedi’s qualifications to serve on the Collier Creek Board include: his experience as a senior executive officer and/or director of multiple businesses in the consumer sector; his track record of building significant shareholder value; his experience in evaluating, executing, and integrating acquisitions; and his history of serving as a director for several public and private companies.
Jason K. Giordano, 41, has been our Co-Executive Chairman since June 1, 2018. Mr. Giordano has over 15 years of investment and acquisition experience, with a focus in the consumer goods and related sectors. Mr. Giordano has been a Senior Managing Director at CC Capital since November 2018. Previously, Mr. Giordano was a Managing Director in the private equity group at Blackstone where he oversaw investments in the consumer, education, packaging and chemicals sectors. During his over 11 year tenure at

Blackstone from August 2006 to October 2017, Mr. Giordano was involved in 12 initial and follow-on acquisitions representing over $10 billion of transaction value, including several investments in consumer, retail and related businesses. Prior to Blackstone, Mr. Giordano was a private equity investment professional at Bain Capital, LP and an investment banker with Goldman, Sachs, & Co. Mr. Giordano previously served on the board of directors of Pinnacle Foods, Inc., a U.S.-based manufacturer and marketer of branded food products, from 2007 to September 2015, Crocs, Inc. (Nasdaq: CROX), a global supplier of branded footwear, from January 2015 to October 2017, AVINTIV, a global supplier of specialty materials primarily sold to consumer goods manufacturers, from January 2011 to October 2015, Outerstuff LLC, a leading U.S. supplier of licensed children’s sports apparel, from May 2014 to October 2017, Ascend Learning, LLC, a provider of online professional training tools and educational software, from July 2017 to October 2017, and HealthMarkets, Inc., a direct-to-consumer provider of health, life, supplemental, and other insurance and related products, from February 2009 to October 2017. Mr. Giordano also served as a board observer and advisor to Trilliant Food & Nutrition LLC, a manufacturer of private label food and beverage products, from September 2017 to July 2018. In April 2015, Mr. Giordano was named to the National Association of Corporate Directors’ “NextGen” list of prominent public company directors under 40 years of age. Mr. Giordano earned an M.B.A. with high distinction from Harvard Business School, where he was a Baker Scholar, and an A.B. with high honors in economics from Dartmouth College.
Mr. Giordano’s qualifications to serve on the Collier Creek Board include: his substantial investment and acquisition experience at blue chip financial institutions; his in-depth knowledge and strong network of relationships in consumer and related sectors; and his experience serving as a director for various public and private companies.
Chinh E. Chu, 53, has been our Vice Chairman since June 1, 2018. Mr. Chu has over 25 years of investment and acquisition experience. In 2016, Mr. Chu co-founded CF Corporation for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. CF Corporation sold 69,000,000 units in its initial public offering, generating gross proceeds of  $690,000,000. On November 30, 2017, CF Corporation consummated the acquisition of Fidelity & Guaranty Life, a provider of annuities and life insurance products, for approximately $1,835,000,000 plus the assumption of $405,000,000 of existing debt, and related transactions. In connection with the FGL business combination, the name of the company was changed from “CF Corporation” to “FGL Holdings” (NYSE: FG). Mr. Chu serves as Co-Executive Chairman of FGL Holdings. Mr. Chu is also the Chief Executive Officer and a Director of CC Neuberger Principal Holdings I (NYSE: PCPL), a special purpose acquisition company that completed its initial public offering in April 2020, generating gross proceeds of $414,000,000. Mr. Chu is also the Founder and the Senior Managing Partner of CC Capital, a private investment firm which he founded in November 2015. As Senior Managing Director of CC Capital, Mr. Chu led the effort to take The Dun & Bradstreet Corporation private in a $7.2 billion transaction that closed in February 2019. Before founding CC Capital, Mr. Chu worked at Blackstone from 1990 to December 2015, where Mr. Chu led numerous investments across multiple sectors, including technology, financial services, chemicals, specialty pharma and healthcare products, and packaging. Mr. Chu was a Senior Managing Director at Blackstone from 2000 until his departure in December 2015, where he served, at various points, as a member of Blackstone’s Executive Committee, the Co-Chair of Blackstone’s Private Equity Executive Committee and as a member of Blackstone Capital Partners’ Investment Committee. Before joining Blackstone in 1990, Mr. Chu worked at Salomon Brothers in the Mergers & Acquisitions Department. In addition to his role as Co-Executive Chairman of FGL Holdings, Mr. Chu has served on the boards of directors of The Dun & Bradstreet Corporation since February 2019 and NCR Corporation (NYSE: NCR) and Stearns Mortgage since 2015. Mr. Chu previously served on the board of directors of AVINTIV from 2011 to 2012, BankUnited Inc. from 2009 to 2014, Kronos Incorporated from 2014 to 2015, Biomet, Inc. from July 2007 to September 2007 and from 2013 to 2015, Freescale Semiconductor, Ltd. from 2011 to 2015 and HealthMarkets, Inc. from 2006 to 2016. Mr. Chu also previously served on the board of directors of Alliant Insurance Services, Inc., AlliedBarton Security Services, Celanese Corporation, DJO Global, Inc., Graham Packaging, the London International Financial Futures and Options Exchange, Nalco Company, Nycomed, Stiefel Laboratories and SunGard Data Systems, Inc. Mr. Chu received a B.S. in Finance from the University of Buffalo.
Mr. Chu’s qualifications to serve on the Collier Creek Board include: his substantial experience in mergers and acquisitions, corporate finance and strategic business planning; his track record at Blackstone and in advising and managing multi-national companies; and his experience serving as a director for various public and private companies.
Antonio F. Fernandez, 60, served as Executive Vice President and Chief Supply Chain Officer of Pinnacle Foods from February 2011 to June 2016, where he was responsible for managing all aspects of the supply chain including procurement, manufacturing, distribution, product quality, innovation and sustainability. Mr. Fernandez also led Pinnacle Foods’s “maximizing value through productivity” continuous improvement initiatives, realizing gross savings of approximately 4% of cost of products sold annually. Mr. Fernandez was a key leader and closely involved in Pinnacle Foods’s acquisition, integration and synergy realization efforts. Prior to Pinnacle Foods, Mr. Fernandez was Senior Vice President, Operations Excellence at Kraft from 2010 to 2011. Prior to Kraft, Mr. Fernandez was Chief Supply Chain Officer at Cadbury plc, or Cadbury, from 2008 to 2010, where he managed a supply chain with total costs of approximately $7 billion, 67 manufacturing facilities and over 20,000 employees. From 2000 to 2010, Mr. Fernandez held several senior supply chain roles within Cadbury. Prior to Cadbury, Mr. Fernandez held various supply chain and related roles at Dr. Pepper, PepsiCo, Inc., and Procter & Gamble Co. Mr. Fernandez is President of AFF Advisors, LLC, an independent consulting firm focused on improving supply chain performance, supporting acquisition due diligence and merger integrations. Mr. Fernandez was also a Senior Advisor with McKinsey & Company from July 2017 to August 2019. Mr. Fernandez received a B.S. in Chemical Engineering from Lafayette College. Mr. Fernandez served on the board of directors of Liberty Property Trust (NYSE: LPT) from November 2014 until its recent merger with Prologis, Inc (NYSE: PLD). Mr. Fernandez has served on the Board of Directors with Americold Realty Trust (NYSE: COLD) since May 2019 and as a Trustee of Lafayette College since May 2017.
Mr. Fernandez’s qualifications to serve on the Collier Creek Board include: his substantial supply chain and operations experience at several publicly-traded consumer companies; his record of realizing cost efficiencies and integrating acquisitions; and his experience serving as a director of a public company.
Matthew M. Mannelly, 62, served from September 2009 to May 2015 as Chief Executive Officer of Prestige Brands Holdings, or Prestige (NYSE: PBH), a leading supplier of branded over-the-counter medications and consumer healthcare products. During his tenure, Mr. Mannelly implemented several organizational changes, refined supply chain strategy, modified new product development, and increased investments in marketing and brand building activities. During Mr. Mannelly’s tenure, Prestige also successfully completed and integrated six strategic acquisitions, which further enhanced performance. Prestige reported that from 2010 to 2015, its Adjusted EBITDA nearly tripled, as net income grew from $32.2 million to $78.3 million, while Adjusted EBITDA as a percentage of net sales expanded by over 500 basis points over the same period. Prestige’s stock price increased from approximately $7 per share (as of September 2009) to approximately $44 per share (as of May 2015), a cumulative increase of approximately 506% or approximately a 37% annualized return. Prior to Prestige, Mr. Mannelly was Chief Executive Officer of Cannondale Bicycle Corporation from 2003 to 2008, where he led the restructuring and growth of the company leading up to its sale to a strategic buyer in 2008. Previously, Mr. Mannelly was President, Americas for Paxar Corporation from 2002 to 2003 and Chief Marketing Officer for the United States Olympic Committee from 2000 to 2002. Mr. Mannelly held various management roles at Nike, Inc. from 1993 to 2000, Sara Lee Corporation from 1992 to 1993, and Quaker Oats Company from 1983 to 1992. Mr. Mannelly has an M.B.A. from the University of North Carolina and a B.S. from Boston College. Mr. Mannelly has served on the board of directors of Spartan Nash (NYSE: SPTN), a grocery retailer and wholesale distributor, since February 2018. Mr. Mannelly previously served on the board of directors for Bauer Performance Sports from 2013 to 2017 and Prestige Brands from September 2009 to May 2015.
Mr. Mannelly’s qualifications to serve on the Collier Creek Board include: his managerial experience at several publicly-traded and private consumer businesses; his track record of shareholder value creation; his experience across several consumer sub-sectors; and his experience serving as a public company director.
Craig D. Steeneck, 62, served as the Executive Vice President and Chief Financial Officer of Pinnacle Foods from July 2007 to January 2019, where he oversaw the company’s financial operations, treasury, tax, investor relations, corporate development and information technology functions and was an integral part of Pinnacle Foods’s integration team for several of its acquisitions. From 2005 to 2007, Mr. Steeneck served as Executive Vice President, Supply Chain Finance and IT of Pinnacle Foods, helping to redesign the supply chain to generate savings and improve financial performance. From 2003 to 2005, Mr. Steeneck served as

Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Cendant Timeshare Resort Group (now Wyndham Destinations, Inc.), playing key roles in wide-scale organization of internal processes and staff management. From 2001 to 2003, he served as Chief Financial Officer of Resorts Condominiums International (now Wyndham Worldwide Corp.). From 1999 to 2001, Mr. Steeneck was the Chief Financial Officer of International Home Foods, Inc., a manufacturer of packaged food products acquired by ConAgra Foods in 2000. Mr. Steeneck has served on the board of directors and as chairman of the audit committee of Freshpet, Inc. (Nasdaq: FRPT) since November 2014, as a director and chairman of the audit committee of Hostess Brands, Inc. (Nasdaq: TWNK) since November 2016, and as a director of KIND Inc. since May 2019. Mr. Steeneck was the lead independent director of Hostess Brands, Inc. from January 2019 to December 2019.
Mr. Steeneck’s qualifications to serve on the Collier Creek Board include: his substantial financial operations, investment and acquisition experience; and his experience serving as a director for public companies.
William D. Toler, 60, is currently Chairman and Chief Executive Officer of Hydrofarm and has been since January 2019. Previously, Mr. Toler served from April 2014 to April 2018 as Chief Executive Officer and President of Hostess Brands, Inc. (Nasdaq: TWNK), a leading manufacturer of branded snacks and baked goods. During this time, Mr. Toler led the rebuilding of the iconic Hostess brand following the company’s 2013 acquisition out of bankruptcy by financial sponsors. During his tenure, the company increased its revenues, increased its market share, and completed several accretive add-on acquisitions. Mr. Toler also served as Chief Executive Officer through the company’s merger with a special purpose acquisition company in July 2016 and its initial listing as a publicly-traded company in November 2016. From 2008 to 2013, Mr. Toler served as the Chief Executive Officer of AdvancePierre Foods (which period includes his time as Chief Executive Officer of its predecessor Pierre Foods from 2008 to 2010), a leading supplier of value-added protein and hand-held convenience products to the food service, school, retail, club, vending and convenience store markets. During Mr. Toler’s tenure, the company completed several strategic acquisitions, including Pierre Foods’ strategic acquisitions in 2010 of Advance Food Company, Inc., Advance Brands LLC, and Barber Foods LLC to form AdvancePierre Foods. From 2003 to 2008, Mr. Toler held key leadership roles at Pinnacle Foods, including President from 2005 to 2008 and EVP of Sales from 2003 to 2005, leading numerous customer-facing and other strategic initiatives. From 1981 to 2003, Mr. Toler held various leadership and sales positions at ICG Commerce, Campbell Soup Company, Nabisco, Reckitt & Colman and Procter & Gamble. Mr. Toler served on the board of directors of Hostess Brands, Inc. from April 2014 to April 2018, AdvancePierre Foods from 2008 to 2013, and Pinnacle Foods from 2007 to 2008.
Mr. Toler’s qualifications to serve on the Collier Creek Board include: his managerial experience at several consumer businesses; his track record of shareholder value creation; his experience leading and integrating acquisitions; and his history serving as a director at other public and private companies.
Corporate Governance
Number, Terms of Office and Election of Officers and Directors
The Collier Creek Board is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting) serving a three-year term. In accordance with the NYSE corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on the NYSE. The term of office of the first class of directors, consisting of Messrs. Mannelly and Fernandez, will expire at our first annual meeting. The term of office of the second class of directors, consisting of Mr. Toler and Mr. Steeneck, will expire at our second annual meeting. The term of office of the third class of directors, consisting of Messrs. Chu, Deromedi and Giordano, will expire at our third annual meeting.
Our officers are appointed by the Collier Creek Board and serve at the discretion of the Collier Creek Board, rather than for specific terms of office. The Collier Creek Board is authorized to appoint persons to the offices set forth in our Amended and Restated Memorandum and Articles of Association as it deems appropriate. Our Amended and Restated Memorandum and Articles of Association provide that our officers may consist of one or more chairmen of the board, chief executive officers, a president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the Collier Creek Board.
Director Independence
The NYSE listing standards require that a majority of the Collier Creek Board be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The Collier Creek Board has determined that Messrs. Steeneck, Fernandez, Mannelly, and Toler are “independent directors” as defined in the NYSE listing standards and applicable SEC rules.
Executive Officer and Director Compensation
None of our executive officers or directors has received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on the NYSE through the earlier of consummation of our initial business combination and our liquidation, we have paid and will pay $10,000 per month to an affiliate of our sponsor for office space, secretarial and administrative services provided to us. In addition, our sponsor, executive officers and directors, or any of their respective affiliates have been and will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that are made to our sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination are made using funds held outside the Trust Account. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.
After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the Collier Creek Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the Collier Creek Board.
We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may remain directors or negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.
Committees of the Collier Creek Board
The Collier Creek Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee
The Collier Creek Board has an audit committee. Messrs. Steeneck, Mannelly and Toler serve as members of the audit committee. Under the NYSE listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent, subject to certain exceptions. Messrs. Steeneck, Mannelly and Toler are independent.
Mr. Steeneck serves as the Chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of the NYSE, and the Collier Creek Board has determined that Messrs. Mannelly and Toler each qualifies as an “audit committee financial expert” as defined in applicable SEC rules. The primary purposes of our audit committee are to assist the the Collier Creek Board’s oversight of:
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the integrity of our financial statements;

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our compliance with legal and regulatory requirements;

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the qualifications, engagement, compensation, independence and performance of our independent registered public accounting firm;

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our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures; and

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the performance of our internal audit function.

The audit committee is governed by a charter that complies with the rules of the NYSE.
Compensation Committee
The Collier Creek Board has established a compensation committee. The members of our compensation committee are Messrs. Steeneck, Toler and Fernandez, with Mr. Toler serving as chairman of the compensation committee.
The primary purposes of our compensation committee are to assist the Collier Creek Board in overseeing our management compensation policies and practices, including:
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determining and approving the compensation of our executive officers; and

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reviewing and approving incentive compensation and equity compensation policies and programs.

The compensation committee is governed by a charter that complies with the rules of the NYSE. This charter provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.
Nominating and Corporate Governance Committee
The Collier Creek Board has established a nominating and corporate governance committee. The members of our nominating and corporate governance are Messrs. Toler, Mannelly and Fernandez, with Mr. Mannelly serving as chairman of the nominating and corporate governance committee.
The primary purposes of our nominating and corporate governance committee will be to assist the Collier Creek Board in:
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identifying, screening and reviewing individuals qualified to serve as directors and recommending to the Collier Creek Board candidates for nomination for election at the annual meeting or to fill vacancies on the Collier Creek Board;

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developing, recommending to the Collier Creek Board and overseeing implementation of our corporate governance guidelines;

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coordinating and overseeing the annual self-evaluation of the Collier Creek Board, its committees, individual directors and management in the governance of the company; and

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reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The nominating and corporate governance committee is governed by a charter that complies with the rules of the NYSE.
Director Nominations
The Collier Creek Board will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting (or, if applicable, a special meeting). Our shareholders that wish to nominate a director for election to the Collier Creek Board should follow the procedures set forth in our Amended and Restated Memorandum and Articles of Association.
We have not formally established any specific minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Collier Creek Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom and the ability to represent the best interests of our shareholders.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on the Collier Creek Board.
Code of Ethics
Collier Creek has adopted a Code of Ethics applicable to our directors, officers and employees.
How to Obtain the Code of Ethics and Committee Charters
Collier Creek has filed a copy of our Code of Ethics as an exhibit to the registration statement relating to our IPO. You will be able to review our Code of Ethics and the charters of the committees of the Collier Creek Board by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us.
Corporate Governance Guidelines
The Collier Creek Board has adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE that serve as a flexible framework within which the Collier Creek Board and its committees operate. These guidelines cover a number of areas including board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board, chief executive officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines has been posted on the Collier Creek website.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF COLLIER CREEK
Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to Collier Creek prior to the consummation of the Business Combination. The following discussion and analysis of Collier Creek’s financial condition and results of operations should be read in conjunction with Collier Creek’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.
Overview
We are a blank check company incorporated on April 30, 2018 (inception) as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Although we are not limited to a particular industry or geographic region for purposes of consummating a business combination, we focus our search on the consumer goods industry and related sectors.
The registration statement for our initial public offering was declared effective on October 4, 2018. On October 10, 2018, we consummated the initial public offering of 44,000,000 units, including the issuance of 4,000,000 units as a result of the underwriters’ partial exercise of their over-allotment option, at $10.00 per unit, generating gross proceeds of $440 million, and incurring offering costs of approximately $25.02 million, inclusive of $15.45 million in deferred legal fees and underwriting commissions. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant. Each whole public warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment.
Simultaneously with the closing of the initial public offering, we consummated the private placement of 7,200,000 private placement warrants at a price of $1.50 per warrant to our sponsor, generating gross proceeds of $10.8 million. Each private placement warrant is exercisable for one Class A ordinary share at a price of $11.50 per share.
Upon the closing of the initial public offering and private placement, $440 million ($10.00 per unit) of the net proceeds of the initial public offering and the private placement were placed in the trust account and were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by us meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 of the Investment Company Act, as determined by us, until the earlier of: (i) the completion of a business combination and (ii) the distribution of funds in the trust account.
Our management has broad discretion with respect to the specific application of the net proceeds of the initial public offering and the private placement, although substantially all of the net proceeds are intended to be applied toward identifying and consummating an initial business combination.
If we are unable to complete a business combination within 24 months from the closing of the initial public offering, or October 10, 2020, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than five business days thereafter, redeem 100% of the outstanding public shares which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Collier Creek Board, proceed to commence a voluntary liquidation and thereby a formal dissolution of our company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law.
Results of Operations
Our entire activity from April 30, 2018 (inception) through March 31, 2020, was in preparation for our initial public offering, and since such offering, our activity has been limited to the search for a prospective initial business combination. We will not generate any operating revenues until the closing and completion of our initial business combination.
For the three months ended March 31, 2020, we had net income of approximately $178,000, which consisted of approximately $1.4 million in investment income from the Trust Account, offset by approximately $1.2 million in general and administrative expenses.
For the three months ended March 31, 2019, we had net income of approximately $2.3 million, which consisted of approximately $2.5 million in investment income from the Trust Account, offset by approximately $160,000 in general and administrative expenses.
For the year ended December 31, 2019, we had net income of approximately $8.0 million, which consisted of approximately $9.0 million in investment income from the Trust Account, offset by approximately $998,000 in general and administrative expenses.
For the period from April 30, 2018 (inception) through December 31, 2018, we had a net income of approximately $1.9 million, which consisted of approximately $2.0 million in investment income, offset by approximately $137,000 in general and administrative expenses.
Going Concern Consideration
The accompanying unaudited condensed financial statements have been prepared assuming we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. As of March 31, 2020 and December 31, 2019, we had approximately $585,000 in cash and working capital deficit of approximately $1.1 million and $119,000, respectively. In addition, in order to finance transaction costs in connection with a business combination, our sponsor or an affiliate of our sponsor, or certain of our officers and directors may, but are not obligated to, make Working Capital Loans to us. As of March 31, 2020 and December 31, 2019, there were no amounts outstanding under any Working Capital Loan.
Our liquidity needs prior to the initial public offering were satisfied through receipt of a $25,000 capital contribution from our sponsor in exchange for the issuance of the Founder Shares and $155,000 in loans available from our sponsor under a promissory note (the “Note”). We fully repaid the Note on October 17, 2018, after the closing of the initial public offering. Our liquidity needs for and following the initial public offering have been satisfied by the portion of the net proceeds from the private placement held outside the trust account.
In connection with our assessment of going concern considerations in accordance with the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that our liquidity position, the mandatory liquidation and subsequent dissolution raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate and dissolve after October 10, 2020.
Related Party Transactions
Related Party Loans
In order to finance transaction costs in connection with a business combination, the sponsor or an affiliate of the sponsor, or certain of our officers and directors may, but are not obligated to, make Working Capital Loans to us. If we complete a business combination, we would repay the Working Capital Loans out of the proceeds of the trust account released to us. In the event that a business combination does not close, we may use a portion of proceeds held outside the trust account to repay the Working Capital Loans but no proceeds held in the trust account would be used to repay the Working Capital Loans. Up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post-business combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants. Notwithstanding the foregoing, the Business Combination Agreement does not permit Working Capital Loans to convert into warrants. Except as set forth above, the terms of the Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.

Administrative Service Fee
We agreed, commencing on the effective date of the initial public offering through the earlier of our consummation of a business combination or our liquidation, to pay an affiliate of our sponsor a monthly fee of $10,000 for office space and secretarial and administrative services. We recorded an aggregate of $30,000 in general and administrative expenses in connection with this administrative services agreement in each of the accompanying statements of operations during the three months ended March 31, 2020 and 2019. We recorded an aggregate of $120,000 and $27,000 in general and administrative expenses in connection with this administrative services agreement in the accompanying statements of operations during the year ended December 31, 2019 and for the period from April 30, 2018 (inception) through December 31, 2018, respectively. As of March 31, 2020, December 31, 2019 and December 31, 2018 we have accrued approximately $177,000, $147,000 and $27,000, respectively, for services in connection with such agreement on the accompanying balance sheets.
Forward Purchase Agreements
On September 7, 2018, we entered into forward purchase agreements with the sponsor and our independent directors which provide for the purchase of an aggregate of 3,500,000 forward purchase shares, plus an aggregate of 1,166,666 redeemable forward purchase warrants to purchase one Class A ordinary share at $11.50 per share, for an aggregate purchase price of  $35,000,000, or $10.00 per Class A ordinary share, in a private placement to close concurrently with the closing of the initial business combination. The forward purchase warrants will have the same terms as the public warrants. These purchases will be made regardless of whether any Class A ordinary shares are redeemed by public shareholders. The forward purchase shares and forward purchase warrants will be issued only in connection with the closing of the initial business combination. The proceeds from the sale of forward purchase securities may be used to fund part of the consideration to the sellers in the initial business combination, expenses in connection with the initial business combination or for working capital in the post-transaction company.
Other Contractual Obligations
Registration Rights
The holders of the founder shares, private placement warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights pursuant to a registration rights agreement entered into on the effective date of the initial public offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.
Pursuant to the forward purchase agreements, we agreed to use our commercially reasonable best efforts (i) to file within 30 days after the closing of a business combination a registration statement with the SEC for a secondary offering of the forward purchase shares and the forward purchase warrants (and underlying Class A ordinary shares), (ii) to cause such registration statement to be declared effective promptly thereafter and (iii) to maintain the effectiveness of such registration statement until the earliest of  (A) the date on which the sponsor and all of the independent directors or their respective assignees cease to hold the securities covered thereby and (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act. In addition, the forward purchase agreements provide these holders will have certain “piggy-back” registration rights to include their securities in other registration statements filed by us.
Deferred Underwriting Fees
Pursuant to our initial public offering, the underwriters were entitled to underwriting discounts of $0.20 per unit, or $8.8 million in the aggregate, paid upon the closing of the initial public offering. In addition, the underwriters were entitled to a deferred underwriting commission of $0.35 per unit, or

$15.4 million in the aggregate. The deferred underwriting fee will become payable to the underwriters from the amounts held in the trust account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.
Deferred Legal Fees
We are obligated to pay deferred legal fees of $50,000 upon the consummation of an initial business combination for services performed in connection with the initial public offering. If no business combination is consummated, we will not be obligated to pay such fees.
Critical Accounting Policies and Estimates
This management’s discussion and analysis of our financial condition and results of operations is based on our unaudited condensed financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe there have been no significant changes in our critical accounting policies as discussed in our Annual Report on Form 10-K filed by us with the SEC on March 12, 2020.
Off-Balance Sheet Arrangements
As of March 31, 2020 and December 31, 2019, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.
JOBS Act
On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

DESCRIPTION OF THE COMPANY’S SECURITIES
The following summary of certain provisions of the Company securities does not purport to be complete and is subject to the proposed Certificate of Incorporation, the proposed Bylaws and the provisions of applicable law. Copies of the proposed Certificate of Incorporation and the proposed Bylaws are attached to this proxy statement/prospectus as Annex A and Annex B, respectively.
Authorized and Outstanding Stock
The Certificate of Incorporation will authorize the issuance of 1,064,249,000 shares, consisting of:
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1,000,000 shares of preferred stock, par value $0.0001 per share;

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1,000,000,000 shares of Class A common stock, par value $0.0001 per share;

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1,000,000 shares of Series B-1 common stock, par value $0.0001 per share;

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1,000,000 shares of Series B-2 common stock, par value $0.0001 per share; and

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61,249,000 shares of Class V common stock, par value $0.0001 per share.

Class A Common Stock
Upon completion of the Business Combination, we expect that there will be 57,375,000 shares of Class A common stock outstanding, assuming that (i) no Public Shares are redeemed in connection with the Business Combination and (ii) none of the Common Company Units are exchanged for Class A common stock. All shares of Class A common stock are fully paid and non-assessable. In connection with the Business Combination, the Class B ordinary shares held by the Sponsor will be converted into shares of Class A common stock of the Company other than 2,000,000 Class B ordinary shares which will automatically convert into Class B common stock in accordance with the Sponsor Side Letter Agreement and the Certificate of Incorporation.
Voting rights.   Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Holders of Class A common stock will vote together with holders of Class V common stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Class A common stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.
Dividend Rights.   Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of shares of Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company Board out of funds legally available therefor.
Rights upon liquidation.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of Class A common stock are entitled to share ratably in all assets remaining after payment of the Company’s debts and other liabilities, subject to prior distribution rights of Preferred Stock or any class or series of stock having a preference over the Class A common stock, then outstanding, if any.
Other rights.   The holders of Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, preferences and privileges of holders of the Class A common stock will be subject to those of the holders of any shares of the Preferred Stock the Company may issue in the future.

Class B Common Stock
Upon completion of the Business Combination, there will be 1,000,000 shares of Series B-1 common stock and 1,000,000 shares of Series B-2 common stock outstanding, which collectively comprise the 2,000,000 shares of Class B common stock that will be outstanding.
Voting rights.   Except as required by law, holders of Class B common stock are not entitled to any voting rights with respect to such Class B common stock.
Dividend rights.   Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of shares of Class B common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company Board out of funds legally available therefor; provided, however, that the record date with respect to any share of Class B common stock for any such dividend or other distribution so declared shall be the day prior to the date of such Class B common stock being converted into Class A common stock in accordance with the Sponsor Side Letter Agreement, and such dividend or other distribution will be paid in accordance with the Sponsor Side Letter Agreement.
Rights upon liquidation.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of Class B common stock are not entitled to receive any assets of the Company (other than to the extent such liquidation, dissolution or winding up constitutes a Conversion Event (as defined in the Sponsor Side Letter Agreement), in which case such Class B common stock shall, in accordance with the Certificate of Incorporation, automatically convert to Class A common stock and the holders of such resulting Class A common stock shall be treated as a holder of Class A common stock).
Other rights.   The Class B common stock automatically converts into Class A common stock of the Company on a one-to-one basis upon the occurrence of any Conversion Event (as defined in the Sponsor Side Letter Agreement).
Class V Common Stock
Upon completion of the Business Combination, there will be 57,765,978 shares of Class V common stock outstanding, with Utz holding any shares of Class V common stock in treasury that are not issued to the Sellers. All shares of Class V common stock to be issued in connection with the Business Combination will be fully paid and non-assessable.
Voting rights.   Each holder of Class V common stock is entitled to one vote for each share of Class V common stock held of record by such holder on all matters on which stockholders generally are entitled to vote (whether voting separately as a class or together with one or more classes of the Company’s capital stock). Holders of shares of Class V common stock will vote together with holders of the Class A common stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Class V common stock, as such, will have no voting power pursuant to the Certificate of Incorporation with respect to, and will not be entitled to vote on, any amendment to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.
Dividend rights.   The holders of the Class V common stock will not participate in any dividends declared by the Company Board.
Rights upon liquidation.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of Class V common stock are not entitled to receive any assets of the Company.

Other rights.   The holders of shares of Class V common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class V common stock.
Issuance and Retirement of Class V common stock.   In the event that any outstanding share of Class V common stock ceases to be held directly or indirectly by a holder of a Common Company Units, such share will automatically be transferred to the Company and cancelled for no consideration. The Company will not issue additional shares of Class V common stock after the adoption of the Certificate of Incorporation other than in connection with the valid issuance of Common Company Units in accordance with the governing documents of Utz or the vesting of Restricted Company Units.
Preferred Stock
No shares of Preferred Stock will be issued or outstanding immediately after the completion of the Business Combination. The Certificate of Incorporation will authorize the Company Board to establish one or more series of Preferred Stock. Unless required by law or any stock exchange, the authorized shares of Preferred Stock will be available for issuance without further action by the holders of the Common Stock. The Company Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of Preferred Stock.
The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. Additionally, the issuance of Preferred Stock may adversely affect the holders of the Common Stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock and the Class V common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of Preferred Stock could have an adverse impact on the market price of the Class A common stock. At present, we have no plans to issue any Preferred Stock.
Warrants
Public Shareholders’ and Forward Purchase Warrants
Each whole warrant will entitle the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of the IPO or 30 days after the completion of our initial business combination, provided in each case that we have an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase a multiple of three units, the number of warrants issuable to you upon separation of the units will be rounded down to the nearest whole number of warrants. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We will not be obligated to deliver any Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue a Class A common stock upon exercise of a warrant unless the Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A common stock underlying such unit.
We have agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of Warrants for Cash
Once the warrants become exercisable, we may call the warrants for redemption:
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in whole and not in part;

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at a price of  $0.01 per warrant;

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upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

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if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) on each of 20 trading days within a 30-trading day period ending on the third business day before we send to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.
Redemption of Warrants for Class A Common Stock
Commencing ninety days after the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):
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in whole and not in part;

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for a number of shares of Class A common stock to be determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of our Class A common stock except as otherwise described below;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last sale price of our Class A common stock equals or exceeds $10.00 per share (as adjusted per share splits, share dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders.

The numbers in the table below represent the “redemption prices,” or the number of shares of Class A common stock that a warrant holder will receive upon redemption by us pursuant to this redemption feature, based on the “fair market value” of our Class A common stock on the corresponding redemption date, determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.
The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant is adjusted as set forth in the first three paragraphs under the heading “— Anti-dilution Adjustments” below. The adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.
	Fair Market Value of Class A Common Stock
Redemption Date (period to expiration of warrants)	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The “fair market value” of our Class A common stock shall mean the average last reported sale price of our Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A common stock to be issued for each warrant redeemed will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the average last reported sale price of our Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $11 per share, and at such time there are 57 months until the expiration of the warrants, we may choose to, pursuant to this redemption feature, redeem the warrants at a “redemption price” of 0.277 shares of Class A common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of our Class A common stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, we may choose to, pursuant to this redemption feature, redeem the warrants at a “redemption price” of 0.298 Class A common stock for each whole warrant. Finally, as reflected in the table above, we can redeem the warrants for no consideration in the event that the warrants are “out of the money” (i.e. the trading price of our Class A common stock is below the exercise price of the warrants) and about to expire.
This redemption feature differs from the typical warrant redemption features used in other offerings by special purpose acquisition companies, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the Class A common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants (other than the private placement warrants) be redeemed when the Class A common stock are trading at or above $10.00 per share, which may be at a time when the trading price of our Class A common stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants for shares of Class A common stock, instead of cash, for “fair value” without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of Warrants for Cash.” Holders of the warrants will, in effect, receive a number of shares representing fair value for their warrants based on the “redemption price” as determined pursuant to the above table. We have calculated the “redemption prices” as set forth in the table above to reflect a premium in value as compared to the expected trading price that the warrants would be expected to trade. This redemption right provides us not only with an additional mechanism by which to redeem all of the outstanding warrants, in this case, for Class A common stock, and therefore have certainty as to (i) our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and (ii) to the amount of cash provided by the exercise of the warrants and available to us, and also provides a ceiling to the theoretical value of the warrants as it locks in the “redemption prices” we would pay to warrant holders if we chose to redeem warrants in this manner. While we will effectively be required to pay a “premium” to warrant holders if we choose to exercise this redemption right, it will allow us to quickly proceed with a redemption of the warrants for Class A common stock if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the premium to the warrant holders. In particular, it would allow us to quickly redeem the warrants for Class A common stock, without having to negotiate a redemption price with the warrant holders, which in some situations, may allow us to more quickly and easily close a business combination. And for this right, we are effectively agreeing to pay a premium to the warrant holders. In addition, the warrant holders will have the ability to exercise the warrants prior to redemption if they should choose to do so.
As stated above, we can redeem the warrants when the Class A common stock are trading at a price starting at $10, which is below the exercise price of  $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with a premium (in the form of Class A common stock). If we choose to redeem the warrants when the Class A common stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer Class A common stock than they would have received if they had chosen to wait to exercise their warrants for Class A common stock if and when such Class A common stock were trading at a price higher than the exercise price of  $11.50.
No fractional shares of Class A common stock will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Class A common stock to be issued to the holder.

Redemption Procedures and Cashless Exercise
If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Class A common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (as defined below) of our Class A common stock over the exercise prices of the warrants by (y) the fair market value. The “fair market value” will mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.
A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Class A common stock outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments
If the number of outstanding Class A common stock is increased by a share capitalization payable in Class A common stock, or by a split-up of ordinary shares or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering to holders of ordinary shares entitling holders to purchase Class A common stock at a price less than the fair market value will be deemed a share capitalization of a number of Class A common stock equal to the product of   (i) the number of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) and (ii) the quotient of  (x) the price per Class A ordinary share paid in such rights offering and (y) the fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A common stock on account of such Class A common stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with a proposed initial business combination or (d) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A ordinary share in respect of such event.
If the number of outstanding Class A common stock is decreased by a consolidation, combination, reverse share split or reclassification of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Class A common stock.
Whenever the number of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Class A common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding Class A common stock (other than those described above or that solely affects the par value of such Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Class A common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.
The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of the public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants, 50% of the then outstanding private placement warrants. You should review a copy of the warrant agreement, which was filed as an exhibit to the registration statement related to the Collier Creek IPO, for a complete description of the terms and conditions applicable to the warrants.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Class A common stock. After the issuance of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Class A common stock to be issued to the warrant holder.
Private Placement Warrants
The Private Placement Warrants (including the Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions as described under “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement,” to our officers and directors and other persons or entities affiliated with the initial purchasers of the private placement warrants) and they will not be redeemable by us so long as they are held by our Sponsor or its permitted transferees. Our Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants being sold as part of the Units in this offering. If the Private Placement Warrants are held by holders other than our Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants included in the Units being sold in this offering.
If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” (as defined below) of our Class A common stock over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by our Sponsor and permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the Class A common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.
In order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of  $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. Notwithstanding the foregoing, the Business Combination Agreement does not permit such loans to convert into warrants.
Our Sponsor has agreed not to transfer, assign or sell any of the Private Placement Warrants (including the Class A common stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete our initial business combination, except that, among other limited exceptions as described under “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement,” transfers can be made to our officers and directors and other persons or entities affiliated with the sponsor.
Dividends
The payment of future dividends on the shares of Class A common stock will depend on the financial condition of the Company after the completion of the Business Combination subject to the discretion of the Company Board. Subject to the determination of the Company Board, we intend to pay a regular quarterly cash dividend initially set at approximately $0.20 per common share per annum. There can be no guarantee that such cash dividends will be declared. The ability of the Company to declare dividends may be limited by the terms of any other financing and other agreements entered into by the Company or its subsidiaries from time to time.
Upon completion of the Business Combination, the Company will be a holding company with no material assets other than its interest in Utz. We intend to cause Utz to make distributions to holders of Common Company Units in amounts sufficient to cover applicable taxes and other obligations under the Tax Receivable Agreement as well as any cash dividends declared by us.
The Third Amended and Restated Limited Liability Company Agreement will provide that pro rata cash distributions be made to holders of Common Company Units (including the Company) at certain assumed tax rates, which we refer to as “tax distributions.” See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Third Amended and Restated Limited Liability Company Agreement.” The Company anticipates that the distributions it will receive from Utz may, in certain periods, exceed the Company’s actual tax liabilities and obligations to make payments under the Tax Receivable Agreement. The Company Board, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to pay dividends on the Company’s Class A common stock. The Company will have no obligation to distribute such cash (or other available cash other than any declared dividend) to its stockholders. We also expect, if necessary, to undertake ameliorative actions, which may include pro rata or non-pro rata reclassifications, combinations, subdivisions or adjustments of outstanding Common Company Units, to maintain one-for-one parity between Common Company Units held by the Company and shares of Class A common stock of the Company. See the risk factor entitled “Risk Factors — Risks Related to the Business Combination and Collier Creek — The Company will be a holding company and its only material asset after completion of the Business Combination will be its interest in Utz, and it is accordingly dependent upon distributions made by its subsidiaries to pay taxes, make payments under the Tax Receivable Agreement or pay dividends.”
Anti-Takeover Effects of the Certificate of Incorporation, the Bylaws and Certain Provisions of Delaware Law
The Certificate of Incorporation, the Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of the Company Board and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control or other unsolicited acquisition proposal, and enhance the ability of the Company Board to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of Class A common stock. The Certificate of Incorporation will provide that any action required or permitted to be taken by the Company’s stockholders must be effected at a duly called annual or Shareholders Meeting of such stockholders and may not be effected by any consent in writing by such holders unless such action is recommended or approved by all directors of the Company Board then in office, except that holders of Class V common stock or one or more series of Preferred Stock, if such series are expressly permitted to do so by the certificate of designation relating to such series, may take any action by written consent if such action permitted to be taken by such holders and the written consent is signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. See also “Risk Factors — Risks Related to the Business Combination and Collier Creek — Delaware law and the Company’s Certificate of Incorporation and bylaws will contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.”
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NYSE, which would apply if and so long as the Class A common stock remains listed on NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock may be to enable the Company Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.
Election of Directors and Vacancies
The Certificate of Incorporation will provide that the Company Board will determine the number of directors who will serve on the board. Upon adoption of the Certificate of Incorporation, the Company Board will be divided into three classes designated as Class I, Class II and Class III. Class I directors will initially serve for a term expiring at the first annual meeting of stockholders following the Closing Date. Class II and Class III directors will initially serve for a term expiring at the second and third annual meeting of stockholders following the Closing Date, respectively. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting of the stockholders. There will be no limit on the number of terms a director may serve on the Company Board.
In addition, the Certificate of Incorporation will provide that any vacancy on the Company Board, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office, subject to the provisions of the Investor Rights Agreement and any rights of the holders of Preferred Stock. For more information on the Investor Rights Agreement, see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
Notwithstanding the foregoing provisions of this section, each director will serve until his successor is duly elected and qualified or until his earlier death, resignation, retirement, disqualification or removal. No decrease in the number of directors constituting the Company Board will shorten the term of any incumbent director.
Business Combinations
The Company has elected not to be governed by Section 203 of the DGCL. Notwithstanding the foregoing, the Certificate of Incorporation will provide that the Company will not engage in any “business combinations” (as defined in the Certificate of Incorporation), at any point in time at which the Company’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any “interested stockholder” (as defined in the Certificate of Incorporation) for a three-year period after the time that such person became an interested stockholder unless:
•
prior to such time, the Company Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time, the business combination is approved by the Company Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock of the Company which is not owned by the interested stockholder.
Under the Certificate of Incorporation, a “business combination” is defined to generally include a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. The Certificate of Incorporation will expressly exclude certain of the Company’s stockholders with whom the Company will enter into the Investor Rights Agreement, certain of their respective transferees and their respective successors and affiliates from the definition of “interested stockholder” irrespective of the percentage ownership of the total voting power beneficially owned by them. Under certain circumstances, such provisions in the Certificate of Incorporation make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, such provisions in the Certificate of Incorporation could have an anti-takeover effect with respect to certain transactions which the Company Board does not approve in advance. Such provisions may encourage companies interested in acquiring the Company to negotiate in advance with the Company Board because the stockholder approval requirement would be avoided if the Company Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, such provisions also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Quorum
The Bylaws will provide that at any meeting of the Company Board a majority of the total number of directors then in office constitutes a quorum for all purposes.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation expressly authorizes cumulative voting. The Certificate of Incorporation does not authorize cumulative voting.
General Stockholder Meetings
The Certificate of Incorporation will provide that special meetings of stockholders may be called only by or at the direction of the Company Board, the Chairman of the Board or the Chief Executive Officer.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Company Board or a committee of the Company Board. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders (for the purposes of the first annual meeting of the stockholders of the Company following the adoption of the Bylaws, the date of the preceding annual meeting will be deemed to be August 27 of the preceding calendar year). The Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the Stockholder Parties (as defined in the Bylaws) so long as the Investor Rights Agreement remains in effect. The Bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Supermajority Provisions
The Certificate of Incorporation and the Bylaws will provide that the Company Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, the Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation. Any amendment, alteration, rescission or repeal of the Bylaws by the Company’s stockholders requires the affirmative vote of the holders of at least 66-2/3%, in case of provisions in Article I, Article II and Article IV of the Bylaws, and a majority, in case of any other provisions, in voting power of all the then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. The Certificate of Incorporation will provide that Article X therein, including the provisions therein regarding competition and corporate opportunities, may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 80% in voting power of all the then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class. The Certificate of Incorporation will provide that Article V, Article VI, Article VII, Article VIII, Article IX, Article XII and Article XIII therein, including the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66-2/3% in voting power of all the then outstanding shares of the Company’s stock entitled to vote thereon, voting together as a single class:
•
the provision requiring a 66-2/3% supermajority vote, in case of provisions in Article I, Article II and Article IV of the Bylaws, and a majority vote, in case of any other provisions, for stockholders to amend the Bylaws;

•
the provisions providing for a classified Company Board (the election and term of directors);

•
the provisions regarding filling vacancies on the Company Board and newly created directorships;

•
the provisions regarding resignation and removal of directors;

•
the provisions regarding calling special meetings of stockholders;

•
the provisions regarding stockholder action by written consent;

•
the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•
the provisions regarding the election not to be governed by Section 203 of the DGCL;

•
the provisions regarding the selection of forum (See “— Exclusive Forum”); and

•
the amendment provision requiring that the above provisions be amended only with an 66-2/3% supermajority vote.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the Company or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the Company Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, may inhibit fluctuations in the market price of the Company’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.
Exclusive Forum
The Certificate of Incorporation will provide that, unless the Company consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Company to the Company or the Company’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company (a) arising pursuant to any provision of the DGCL, the Certificate of Incorporation (as it may be amended or restated) or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery or (iv) any action asserting a claim against the Company or any current or former director, officer, other employee, agent or stockholder of the Company governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (iv), to the fullest extent permitted by law, be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act of 1933, as amended, as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of Article XII of the Certificate of Incorporation will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any shares of the Company’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Certificate of Incorporation. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. However, it is possible that a court could find the Company’s forum selection provisions to be inapplicable or unenforceable. Although the Company believes this provision benefits it by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the Company’s directors, officers and other employees.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Certificate of Incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that the Company has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the Company’s officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are employees of the Company or its subsidiaries. The Certificate of Incorporation provides that, to the fullest extent permitted by law, none of the non-employee directors or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which the Company or its affiliates now engage or propose to engage or (ii) otherwise competing with the Company or its affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director or any of his or her affiliates acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself or its or his or her affiliates or for the Company or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to the Company or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Certificate of Incorporation does not renounce the Company’s interest in any business opportunity that is expressly offered to, or acquired or developed by a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Company if it is a business opportunity that (i) the Company is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Company’s business or is of no practical advantage to the Company, (iii) is one in which the Company has no interest or reasonable expectancy, or (iv) is one presented to any account for the benefit of a member of the Company Board or such member’s affiliate over which such member of the Company Board has no direct or indirect influence or control, including, but not limited to, a blind trust.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Certificate of Incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of directors for monetary damages for any breach of fiduciary duty as a director The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.
The Bylaws provide that the Company must indemnify and advance expenses to directors and officers to the fullest extent permitted by Delaware law. The Company is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers and certain employees for some liabilities. The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in the Certificate of Incorporation and the Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. The Company believes that these provisions, liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
There is currently no pending material litigation or proceeding involving any of the Collier Creek’s or Utz’s respective directors, officers or employees for which indemnification is sought.
Stockholder Registration Rights
Collier Creek has entered into a registration rights agreement with respect to the Class B ordinary shares, Private Placement Warrants and warrants issued upon conversion of working capital loans (if any), which agreement will terminate upon the execution of the Investor Rights Agreement. At the Closing, the Company will enter into the Investor Rights Agreement, pursuant to which, among other things, the Sponsor, the Sellers and the independent directors of Collier Creek will have specified rights to require the Company to register all or a portion of their shares under the Securities Act. The defined term Registrable Securities therein includes the shares of Class A common stock and warrants to purchase Class A common stock issued pursuant to the Domestication. See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
Listing
The Company has applied to list the Class A common stock and the Public Warrants on NYSE under the symbol “UTZ” and “UTZ WS,” respectively.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information regarding the beneficial ownership of (i) Collier Creek as of June 1, 2020 (pre-Business Combination) and (ii) the Company immediately following the completion of the Business Combination (post-Business Combination), assuming No Redemptions, and alternatively that 18,840,000 Class A ordinary shares of Collier Creek are redeemed, by:
•
each person known by Collier Creek to be the beneficial owner of more than 5% of the shares of Collier Creek Shares on June 1, 2020 (pre-Business Combination) or the beneficial owner of more than 5% of the shares of the Company’s common stock upon completion of the Business Combination;

•
each of Collier Creek’s officers and directors;

•
each person who will become an officer or is nominated to become a director of the Company upon completion of the Business Combination; and

•
all officers and directors of the Company as a group prior to the completion of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of the shares of Collier Creek pre-Business Combination is based on 55,875,000 ordinary shares issued and outstanding as of June 1, 2020.
The expected beneficial ownership of shares of the Company’s common stock immediately following completion of the Business Combination has been determined based on the following assumptions: (i) there will be an aggregate of 55,875,000 ordinary shares of Collier Creek (including Class B ordinary shares) issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been converted into shares of Class A common stock of the Company upon completion of the Business Combination (except that 2,000,000 Class B ordinary shares held by the Sponsor and Collier Creek’s independent directors will be converted into 2,000,000 shares of Class B common stock (see “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement”), (ii) approximately 2,000,000 shares of Class B common stock, which do not entitle the holder thereof to vote, and 57,765,978 shares of Class V common stock will have been issued upon the completion of the Business Combination, and (iii) each of the other assumptions set forth under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”, except with respect to item 2 in such assumptions, the Common Company Units may not be exchanged for Class A common stock until the one year anniversary of the Closing, but an equal number of shares of Class V common stock issued to the Sellers at the Closing may be voted immediately following the Closing.
The beneficial ownership information below excludes the shares of Class A common stock usable upon exercise of Public Warrants, Private Placement Warrants or Forward Purchase Warrants and the shares expected to be issued or reserved under the Equity Incentive Plan.
Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Unless otherwise noted, the business address of each of the following entities or individuals is 200 Park Avenue, 58th Floor, New York, New York 10166.
The information in the table below for Pre-Business Combination Collier Creek Shares does not include shares underlying the Private Placement Warrants held or to be held by Collier Creek’s officers or the Sponsor because these securities are not exercisable within 60 days of this proxy statement/prospectus and are contingent upon the occurrence of the Closing.

			Company Shares Post-Business Combination
	Collier Creek Shares		Assuming No Redemption				Assuming Maximum Redemption
Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	% of Voting Control	Shares of Class A Common Stock(2)	Shares of Class V Common Stock(3)	Shares of Class B Common Stock	% of Total Voting Power(4)	Shares of Class A Common Stock	Shares of Class V Common Stock (3)	Shares of Class B Common Stock	% of Total Voting Power(4)
Collier Creek Partners LLC(5)	11,680,000	20.90%	12,712,840	—	1,967,160	11.04%	12,712,840	—	1,967,160	13.2%
Roger K. Deromedi(5)	11,680,000	20.90%	12,712,840	—	1,967,160	11.04%	12,712,840	—	1,967,160	13.2%
Jason K. Giordano(5)	11,680,000	20.90%	12,712,840	—	1,967,160	11.04%	12,712,840	—	1,967,160	13.2%
Chinh E. Chu(5)	11,680,000	20.90%	12,712,840	—	1,967,160	11.04%	12,712,840	—	1,967,160	13.2%
Antonio F. Fernandez(6)	45,000	*	137,422	—	7,578	*	137,422	—	7,578	*
Matthew M. Mannelly(6)	45,000	*	137,422	—	7,578	*	137,422	—	7,578	*
Craig D. Steeneck(6)	52,500	*	193,658	—	8,842	*	193,658	—	8,842	*
William D. Toler(6)	52,500	*	193,658	—	8,842	*	193,658	—	8,842	*
T. Rowe Price Associates, Inc(7).	5,185,983	9.28%	5,185,983	—	—	4.50%	5,185,983	—	—	5.39%
Manulife Investment Management Limited(8)	3,181,677	5.69%	3,181,677	—	—	2.76%	3,181,677	—	—	3.30%
HGC Investment Management Inc(9)	3,480,035	6.23%	3,480,035	—	—	3.02%	3,480,035	—	—	3.61%
Series U of UM Partners, LLC(10)	—	—	—	49,101,081	—	42.64%	—	49,101,081	—	50.99%
Series R of UM Partners LLC(10)	—	—	—	8,664,897	—	7.53%	—	8,664,897	—	9.0%
All pre-Business Combination directors and 1 officer as a group (7 individuals)	11,875,000	21.25%	13,375,000	—	2,000,000	11.62%	13,375,000	—	2,000,000	13.89%
Directors Nominees and Named Executive Officers of the Company Post-Business Combination
Christina Choi	—	—	—	—	—	—	—	—	—	—
Dylan Lissette	—	—	—	—	—	—	—	—	—	—
Michael Rice	—	—	—	—	—	—	—	—	—	—
Timothy Brown	10,000	*	10,000	—	—	*	10,000	—	—	*
John Lindeman	—	—	—	—	—	—	—	—	—	—
John Altmeyer	15,000	*	15,000	—	—	*	15,000	—	—	*

*
less than one percent.

(1)
Includes Class A ordinary shares and Class B ordinary shares.

(2)
For Messrs. Chinh E. Chu, Roger K. Deromedi and Jason K. Giordano, represents the 11,680,000 Class B ordinary shares outstanding before the Business Combination net of the 1,967,160 Class B ordinary shares that will be converted into 1,967,160 Restricted Sponsor Shares at Closing pursuant to the Sponsor Side Letter Agreement, plus 3,000,000 Class A ordinary shares to be purchased at Closing by the Sponsor pursuant to the Forward Purchase Agreements. For Messrs. Antonio F. Fernandez and Matthew M. Mannelly, represents, respectively, 45,000 Class B ordinary shares outstanding before the Business Combination net of the 7,578 Class B ordinary shares that will be converted into 7,578 Restricted Sponsor Shares at Closing pursuant to the Sponsor Side Letter Agreement, plus 100,000 Class A ordinary shares to be purchased at Closing pursuant to the Forward Purchase Agreements. For Messrs. Craig D. Steeneck and William D. Toler, represents, respectively, 52,500 Class B ordinary shares outstanding before the Business Combination net of the 8,842 Class B ordinary shares that will be converted into 8,842 Restricted Sponsor Shares at Closing pursuant to the Sponsor Side Letter Agreement, plus 150,000 Class A ordinary shares to be purchased at Closing pursuant to the Forward Purchase Agreements.

(3)
Class V common stock will entitle the holder thereof to one vote per share. Subject to the terms of the Third Amended and Restated Limited Liability Company Agreement, the Common Company Units, together with an equal number of shares of Class V common stock, are exchangeable for shares of Class A common stock on a one-for-one basis from and after the one-year anniversary of the Closing, subject to earlier termination upon the occurrence of certain events.

(4)
Represents percentage of voting power of the holders of Class A common stock and Class V common stock of the Company voting together as a single class. See “Description of the Company’s Securities — Class V Common Stock.” This calculation is based on 115,140,978 and 96,300,978 voting shares outstanding, assuming No Redemptions and Maximum Redemptions, respectively.

(5)
Collier Creek Partners LLC is the record holder of such shares. Chinh E. Chu, Roger K. Deromedi and Jason K. Giordano are the managers of Collier Creek Partners LLC and share voting and investment discretion with respect to the shares held of record by Collier Creek Partners LLC. Each of Messrs. Chu, Deromedi and Giordano disclaims beneficial ownership over any securities owned by Collier Creek Partners LLC other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The Post-Business Combination information above assumes that 1,967,160 Class B ordinary shares of Collier Creek held by the Sponsor are converted into 1,967,160 Restricted Sponsor Shares at Closing in accordance with the Sponsor Side Letter Agreement. Pursuant to the Sponsor Side Letter Agreement, at any time subsequent to the Closing, the Sponsor may liquidate and distribute the shares of Class B common stock among its members in accordance with its operating agreement.

(6)
Does not include any indirect interest in securities held by the Sponsor.

(7)
Includes Class A ordinary shares beneficially held by T. Rowe Price Associates, Inc. (“Price Associates”), based solely on the Schedule 13G filed by Price Associates with the SEC on February 14, 2020. The business address of Price Associates is 100 E. Pratt Street, Baltimore, MD 21202

(8)
Includes Class A ordinary shares beneficially held by Manulife Financial Corporation (“MFC”) and MFC’s indirect, wholly-owned subsidiaries, Manulife Investment Management Limited (“MIML”), based solely on the Schedule 13G filed jointly by MFC and MIML with the SEC on February 12, 2020. The business address of MFC and MIML is 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.

(9)
Includes Class A ordinary shares beneficially held by HGC Investment Management Inc. (“HIM”) and HGC Arbitrage Fund LP (“HAF”), based solely on the Schedule 13G filed by HIM with the SEC on February 14, 2020. The business address of HAF is 366 Adelaide, Suite 601, Toronto, Ontario M5V 1R9, Canada.

(10)
UM Partners, LLC is a series LLC, consisting of two separate protected series, each of which has separate members, managers, ownership interests, assets, debts, liabilities, obligations and expenses. The boards of managers of each of Series U of UM Partners LLC and Series R of UM Partners LLC consist of seven members and act by majority approval. Each of the members of the boards of managers of Series U of UM Partners LLC and Series R of UM Partners LLC disclaims beneficial ownership of any of our shares of Class V common stock or any of our other securities issuable to Series U of UM Partners LLC or Series R of UM Partners LLC, respectively, other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly. The business address of each of Series U of UM Partners, LLC and Series R of UM Partners, LLC is 900 High Street, Hanover, Pennsylvania 17331.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Utz Related Person Transactions
Sageworth Holdings LLC Transaction Advisory Services
On November 22, 2019, Utz Quality Foods, LLC entered into a letter agreement with Sageworth Holdings LLC (“Sageworth Holdings”), which was modified by the parties on May 29, 2020, for certain advisory services related to the Business Combination. Timothy P. Brown, a nominee to the Company Board and member of the Boards of Managers of the Utz Members, is the Founder, President and Chief Executive Officer of Sageworth Holdings. Under the engagement letter, Sageworth Holdings advises Utz with respect to the structure, financial terms and negotiations of the Business Combination. If, during the term of the engagement letter, the Business Combination is consummated or another transaction is consummated with Collier Creek, then Utz will pay Sageworth Holdings a cash transaction fee equal to $5,000,000, or if such a transaction is not consummated, then Utz will pay Sageworth a cash fee of $150,000. The term of the engagement letter continues until the earlier of the closing of a transaction with Collier Creek or 30 days after written notice of termination of the engagement by either party.
Sageworth Trust Company Profit Sharing/401(k) Plan Advisory Services
On January 1, 2011, Utz Quality Foods, Inc. entered into an engagement letter with Sageworth Trust Company (“Sageworth Trust”) for fiduciary services in connection with the Utz Quality Foods, Inc. Profit Sharing/401(k) Plan (the “Profit Sharing Plan”). Timothy P. Brown is the Founder, President and Chief Executive Officer of Sageworth Trust. Sageworth Trust provides plan design, investment and similar services under the engagement letter. During the first year of the engagement, Utz was required to pay Sageworth Trust 0.025% of the assets held under the Profit Sharing Plan each calendar quarter and during subsequent years would be reduced to 0.02% of the assets held under the Profit Sharing Plan each calendar quarter, in each case, plus out-of-pocket expenses.
On July 31, 2019, Utz and Sageworth Trust entered into a new engagement letter, which became effective October 1, 2019 and replaced the January 1, 2011 engagement letter. Under the new engagement letter, the services provided by Sageworth Trust to the Profit Sharing Plan and its sponsor remained substantially the same. Under the new engagement letter, Utz is required to pay Sageworth Trust $35,000 each calendar quarter during the term, plus out-of-pocket expenses. The term of the engagement letter continues until terminated at will by either party.
In connection with the services provided by Sageworth Trust with respect to the Profit Sharing Plan during fiscal years 2017, 2018 and 2019, Utz paid Sageworth Trust $126,961, $148,920, and $148,260, respectively. Estimated fees for fiscal year 2020 under the engagement letter are expected to be $140,000, plus out-of-pocket expenses.
Collier Creek Related Person Transactions
Class B Ordinary Shares
On May 2, 2018, Collier Creek issued 2,875,000 Class B ordinary shares to the Sponsor in exchange for a capital contribution of $25,000. On September 7, 2018, Collier Creek effected a share capitalization resulting in the Sponsor holding an aggregate of 10,937,500 Class B ordinary shares. On September 10, 2018, the Sponsor transferred 45,000, 45,000, 52,500 and 52,500 Class B ordinary shares to each of Antonio F. Fernandez, Matthew M. Mannelly, William D. Toler and Craig D. Steeneck, respectively. On October 4, 2018, Collier Creek effected a share capitalization resulting in an aggregate of 12,375,000 Class B ordinary shares. On October 10, 2018, the underwriters partially exercised the over-allotment option, and an aggregate of 500,000 Class B ordinary shares were subsequently surrendered to Collier Creek by the Sponsor for no consideration on October 19, 2018. Of the 11,875,000 shares outstanding as of March 31, 2020, the Sponsor owned an aggregate of 11,680,000 Class B ordinary shares and the independent director owned an aggregate of 195,000 Class B ordinary shares.

Under the Existing Organizational Documents, the Class B ordinary shares will automatically convert into Class A ordinary shares upon the consummation of a business combination, or earlier at the option of the holder, on a one-for-one basis. However, if additional Class A ordinary shares or any other equity-linked securities are issued or deemed issued in connection with the initial business combination, the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued or deemed issued, or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by Collier Creek in connection with or in relation to the consummation of the initial business combination (including the Forward Purchase Shares, but not the Forward Purchase Warrants), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial business combination and any private placement warrants issued to the Sponsor upon conversion of working capital loans, provided that such conversion of Class B ordinary shares will never occur on a less than one-for-one basis.
The holders of the Class B ordinary shares agreed not to transfer, assign or sell any of their Class B ordinary shares until the earlier to occur of: (i) one year after the completion of the initial business combination or (ii) the date on which Collier Creek completes a liquidation, merger, share exchange or other similar transaction after the initial business combination that results in all of Collier Creek’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property (except to certain permitted transferees). Any permitted transferees will be subject to the same restrictions and other agreements of the Initial Shareholders with respect to any Class B ordinary shares. Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, the Class B ordinary shares will be released from the lock-up restrictions.
Private Placement
Simultaneously with the closing of the IPO, Collier Creek consummated the private placement of 7,200,000 Private Placement Warrants at a price of $1.50 per warrant to the Sponsor, generating gross proceeds of $10.8 million. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants were added to the proceeds from the IPO to be held in the Trust Account. If Collier Creek does not complete a business combination within 24 months from the closing of the IPO, the Private Placement Warrants will expire worthless. The Private Placement Warrants are non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.
Related Parties Loans
The Sponsor had agreed to loan the Collier Creek up to $200,000 (the “Note”) to be used for the payment of costs related to the IPO. The Note was non-interest bearing, unsecured and was due on the earlier of December 31, 2018 or the closing of the IPO. Collier Creek had borrowed $155,000 under the Note, which was fully repaid on October 17, 2018.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of Collier Creek’s officers and directors may, but are not obligated to, loan Collier Creek funds as may be required (the Working Capital Loans). If Collier Creek completes a business combination, it would repay the Working Capital Loans out of the proceeds of the Trust Account released to Collier Creek. In the event that a business combination does not close, Collier Creek may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. Notwithstanding the foregoing , the Business Combination Agreement does not permit Working Capital Loans to convert into warrants. Except as set forth above, to date, the terms of the Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.
Administrative Service Fee
Collier Creek agreed, commencing on the effective date of the IPO through the earlier of Collier Creek’s consummation of a business combination and its liquidation, to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, and secretarial and administrative services. Collier Creek recorded $120,000 and $27,000 in general and administrative expenses in connection with this administrative services agreement in the accompanying statements of operations during the year ended December 31, 2019 and for the period from April 30, 2018 (inception) through December 31, 2018, respectively, though expenses were only incurred beginning October 2018. As of December 31, 2019 and 2018, Collier Creek has accrued approximately $147,000 and $27,000, respectively, for services in connection with such agreement on the accompanying balance sheets.
Forward Purchase Agreements
On September 7, 2018, Collier Creek entered into forward purchase agreements with the Sponsor and Collier Creek’s independent directors which provide for the purchase of an aggregate of 3,500,000 Forward Purchase Shares, plus an aggregate of 1,166,666 Forward Purchase Warrants to purchase one Class A ordinary share at $11.50 per share, for an aggregate purchase price of  $35,000,000, or $10.00 per Class A ordinary share, in a Private Placement to close concurrently with the closing of the initial business combination. The Forward Purchase Warrants will have the same terms as the Public Warrants. These purchases will be made regardless of whether any Class A ordinary shares are redeemed by public shareholders. The Forward Purchase Shares and Forward Purchase Warrants will be issued only in connection with the closing of the initial business combination. The proceeds from the sale of forward purchase securities may be used as part of the consideration to the sellers in the initial business combination, expenses in connection with the initial business combination or for working capital in the post-transaction company.
Registration Rights
The holders of the Class B ordinary shares and Private Placement Warrants (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants ) are entitled to registration rights pursuant to a registration rights agreement (the Original Registration Rights Agreement) entered into on the effective date of the IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Pursuant to the Forward Purchase Agreements, Collier Creek agreed to use its commercially reasonable best efforts (i) to file within 30 days after the closing of a business combination a registration statement with the SEC for a secondary offering of the Forward Purchase Shares and the Forward Purchase Warrants (and underlying Class A ordinary shares), (ii) to cause such registration statement to be declared effective promptly thereafter and (iii) to maintain the effectiveness of such registration statement until the earliest of  (a) the date on which the Sponsor and all of the independent directors or their respective assignees cease to hold the securities covered thereby and (b) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act. In addition, the Forward Purchase Agreements provide these holders will have certain “piggy-back” registration rights to include their securities in other registration statements filed by Collier Creek.
In connection with the Business Combination, the Original Registration Rights Agreement will terminate upon the execution of the Investor Rights Agreement. (See the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement”).

Post-Business Combination Arrangements
In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Business Combination Agreement. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements include:
•
Third Amended and Restated Limited Liability Company Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Third Amended and Restated Limited Liability Company Agreement”);

•
Tax Receivable Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Tax Receivable Agreement”);

•
Sponsor Side Letter Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Side Letter Agreement”);

•
Investor Rights Agreement (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement”);

•
Equity Incentive Plan (see the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Equity Incentive Plan”); and

•
Agreed Offer Letter of Dylan Lissette (see the section entitled “Executive Compensation of Utz — Key Compensation Actions in 2020”)

Statement of Policy Regarding Transactions with Related Persons
The Company will adopt a formal written policy that will be effective upon the completion of the Business Combination providing that the Company’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of the Company’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with the Company without the approval of the Company’s nominating and corporate governance committee, subject to certain exceptions. For more information, see the section entitled “Management of the Company Following the Business Combination — Related Person Policy of the Company.”
Indemnification of Directors and Officers
The Bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, the Charter will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.
There is no pending litigation or proceeding naming any of Collier Creek’s or Utz’s respective directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

INFORMATION ABOUT UTZ BRANDS
References in this section to “we,” “Utz Brands,” and “Utz” refer to Utz Brands Holdings, LLC and its consolidated subsidiaries.
Overview
We are a leading manufacturer, marketer, and distributor of high-quality, branded snacking products in the United States. We produce a broad offering of salty snacks, including potato chips, pretzels, cheese snacks, veggie snacks, pork skins, pub/party mixes, and other snacks. Our iconic portfolio of authentic, craft, and BFY brands, which includes Utz, Zapp’s, Golden Flake, Good Health and Boulder Canyon, among others, enjoys strong household penetration in the United States, where our products can be found in approximately 40% of U.S. households. We currently operate 14 manufacturing facilities with a broad range of capabilities, and our products are distributed nationally to grocery, mass, club, convenience, drug and other retailers through direct shipments, distributors, and more than 1,600 DSD routes. Our company was founded in 1921 in Hanover, Pennsylvania, and benefits from nearly 100 years of brand awareness and heritage in the salty snacks industry. We have historically expanded our geographic reach and product portfolio organically and through acquisitions, and have achieved more than 40 consecutive years of Comparable Sales Growth. We are the largest family-owned producer of branded salty snacks in the United States and the second-largest producer of branded salty snacks in our Core geographies, based on 2019 retail sales.
As a result of our attractive brand portfolio and differentiated manufacturing and distribution capabilities, we have delivered strong financial performance. We have grown our Pro Forma Net Sales at an approximately 8% CAGR since 2001, or an approximately 4% CAGR excluding acquisitions.
From fiscal 2017 through fiscal 2019, we grew Net Sales and Adjusted EBITDA by approximately 9% and 18%, respectively, and expanded our Adjusted EBITDA Margin by 0.9 percentage points from 10.4% to 11.3%. From fiscal 2017 through fiscal 2019, Net Income (Loss) declined from $17 million to $(13) million.

Our Net Income (Loss) Margin declined from 2.4% to (1.7)% during the same period. On October 21, 2019, we acquired Conagra’s DSD snack business through the Conagra Acquisition, expanding our geographic reach in the western United States and generating significant expected cost savings. On December 30, 2019, we completed the Kitchen Cooked Acquisition, which expanded our distribution capabilities in the Mid-West United States. We expect to complete the integration of both acquisitions in 2021, with the majority of actions necessary to realize these expected cost savings completed in 2020. Including the impact of the acquired businesses, we expect to generate fiscal 2020 Net Sales of approximately $910 million and Further Adjusted EBITDA of approximately $124 million (in each case excluding the expected benefit from a 53rd week in our 2020 fiscal year).
We believe our combination with Collier Creek and our enhanced access to capital as a public company best position us to realize our objective of becoming the fastest-growing pure-play branded snack platform of scale in the United States. We believe that the Collier Creek founders and directors bring seasoned industry expertise in the branded food and snacking sectors, extensive public company experience, and a proven operating playbook that is perfectly suited to drive value creation in our business. Going forward, we plan to accelerate organic revenue growth, expand margins, and leverage our competitively advantaged route-to-market and scalable operating platform to make periodic value-enhancing strategic acquisitions. We believe these initiatives should generate attractive earnings growth as well as strong and stable free cash flow, enabling us to reinvest in our existing brands, reduce debt, and pay regular dividends to the Company’s stockholders.
Competitive Strengths
We believe the following competitive strengths contribute to our ongoing success:
Attractive, Growing Category with Historical Resilience to Economic Disruptions
We participate in the attractive and growing $26 billion U.S. salty snacks category, within the broader $93 billion market for U.S. snack foods. The salty snacks category has grown retail sales at a 4.3% CAGR over the last five years. Snacking occasions are on the rise as consumers increasingly seek out convenient, delicious snacks for both on-the-go and at-home lifestyles. According to data from the Hartman Group, The Consumer Goods Forum, and IRI, approximately 50% of U.S. eating occasions are snacks, with 95% of the U.S. population snacking daily and the average American snacking 2.6 times per day. Additionally, the salty snacks category has historically benefited from favorable competitive dynamics, including low private label penetration and category leaders competing primarily through marketing and innovation. We expect these consumer and category trends to continue to drive strong retail sales growth for salty snacks.
As a staple food product with resilient consumer demand and a predominantly domestic supply chain, the salty snacks category is well positioned to navigate periods of economic disruption or other unforeseen global events. The U.S. salty snacks category has demonstrated strong performance through economic cycles historically, growing at a 4% CAGR from 2007 to 2010. Additionally, for the twelve weeks ended May 17, 2020, U.S. retail sales of salty snacks increased by 14% versus the comparable prior year period despite significant economic disruptions caused by the COVID-19 virus. Our retail sales increased by 24% over the same period. Generally, producers of food products, including salty snacks, have been treated as “essential industries” by federal, state, and local governments and are exempt from certain COVID-19-related restrictions on business operations.
Actively-Managed Portfolio of Iconic Brands with Strong Competitive Positions
We are a leading player in the United States salty snack category, with the #2 position in our Core geographic regions located primarily in the Northeast and Mid-Atlantic and substantial opportunity for further expansion nationally. Our brand portfolio is actively managed in two groups: Power Brands, which represented 71% of 2019 pro forma invoiced sales, and Foundation Brands, which represented 29% of 2019 pro forma invoiced sales.

Our Power Brands, such as Utz, Zapp’s, Golden Flake Pork and Good Health, enjoy a combination of higher growth and margins, greater potential for value-added innovation and enhanced responsiveness to consumer marketing as compared to Foundation Brands, in the aggregate. As a result, we focus investment spending and brand-building activities on Power Brands and manage Foundation Brands for consistent cash flow generation to fund investments in Power Brands and other corporate priorities.
Our Power Brands generated $804 million in retail sales in 2019, representing 4% growth versus the prior year. The flagship Utz brand, which generated retail sales in excess of $560 million in 2019, has grown retail sales at a 3% CAGR from 2014 through 2019. Utz benefits from nearly 100-years of heritage and has strong consumer brand recognition in our Core geographies, with aided brand awareness of approximately 94% in certain cities in the Northeast and Mid-Atlantic United States. Our Power Brands also include Good Health, Zapp’s, and Golden Flake pork skins, which have grown retail sales at 29%, 15% and 12% CAGRs, respectively, from 2014 through 2019. We believe there remains a significant opportunity for continued growth and increased distribution of our Power Brands, each of which was distributed in less than 65% of national retail stores in 2019, especially as we increase our marketing support and new product innovations leveraging Collier Creek’s expertise.
We also believe that our diversified brand portfolio and product offerings across multiple salty snack sub-categories mitigates business risk and results in more predictable and stable financial performance, as we are not overly exposed to a single brand or product sub-category.
Valuable, Hard-to-Replicate Manufacturing and Distribution Network
Augmenting our portfolio of iconic brands, we believe our manufacturing and distribution capabilities create an additional competitive advantage relative to certain competitors or new entrants in the United States salty snacks category.
Our broad manufacturing capabilities enable us to produce a wide assortment of high-quality salty snacks, including potato chips, pretzels, cheese curls, pub/party mixes, veggie snacks, pork skins, ready-to-eat popcorn, and tortilla chips, among others. We believe the ability to provide a comprehensive offering of salty snacks is appealing to retailers and helps us secure additional points of distribution and shelf space in stores. Our manufacturing facilities have broad geographic coverage and significant capacity for growth.

Additionally, we have in-house capabilities and experience across multiple manufacturing processes, ingredients, and packaging formats, providing greater flexibility for product innovation and to meet evolving consumer demands.
We also operate a hard-to-replicate, hybrid distribution system through (i) direct shipments to over 350 customer distribution centers reaching approximately 17,000 retail stores, (ii) distributors reaching approximately 15,000 retail stores, and (iii) our extensive DSD network of more than 1,600 routes reaching over 75,000 retail stores. We believe our DSD capabilities are a clear advantage in the salty snack category, enabling expanded distribution reach, greater retailer shelf space, faster replenishment for higher in-stock levels, and enhanced merchandizing opportunities. We believe Utz is one of only three scale U.S. salty snack manufacturers with extensive DSD capabilities, creating a competitive differentiator and attractive industry structure. Our distribution system is also highly scalable, resulting in the ability to drive higher margins on incremental revenues and enabling us to realize significant cost savings when integrating acquired brands into our established platform. We have spent decades developing and enhancing our hybrid distribution system organically and through acquisitions, and we believe it would be expensive and time consuming for a new competitor to replicate the breadth and capabilities of this distribution network.
Multiple Significant Organic Growth Opportunities and Substantial Identified Cost Savings
Our business benefits from multiple opportunities to drive attractive and profitable organic growth. Our value-creation strategies are focused on several key initiatives to accelerate organic revenue growth and enhance margins. We plan to enhance our organic revenue growth by (a) accelerating sales of our Power Brands with enhanced marketing support and new product innovation, (b) expanding our distribution in underpenetrated channels and customers, (c) continuing our geographic expansion, and (d) increasing our presence in key salty snack sub-categories and adjacencies. We believe each of these growth avenues represents a sizeable opportunity to expand our Net Sales.
We further anticipate expanding our margins through supply chain productivity, revenue management, a higher-margin product mix, and higher margins on incremental sales as we leverage our scalable existing platform. Notably, we and Collier Creek have identified supply chain cost savings initiatives that we believe have the potential to cumulatively deliver approximately $50 million of annual gross savings. While we intend to reinvest a portion of these potential savings into increased marketing support and new product innovation, among other things, we believe these cost savings projects provide greater visibility into potential near-term margin improvements and Adjusted EBITDA growth.
We believe the breadth and potential magnitude of our various organic growth opportunities creates multiple paths to drive significant value creation for our shareholders.
Proven M&A Expertise with Significant Opportunity
We maintain a highly-disciplined approach to M&A and have substantial experience sourcing, executing, and integrating value-enhancing acquisitions. Over the last ten years, we have successfully integrated 11 acquisitions at an average acquisition multiple of approximately 7.4 times the target’s Adjusted EBITDA including anticipated integration-related cost savings. Given our highly-scalable operating platform, we are able to quickly and efficiently integrate acquired businesses into our infrastructure and realize attractive cost savings as well as revenue and distribution increases. On average, we have identified cost savings opportunities that can be implemented within the first 12 to 18 months following a respective acquisition, representing approximately 8% of target company revenues for our acquisitions since 2011.
We have historically used strategic acquisitions to (i) expand our brand portfolio, (ii) broaden our geographic reach and distribution capabilities, (iii) enhance our long-term growth rate, and (iv) realize significant revenue and cost synergies. Consistent with this strategy, in October 2019 we completed the Conagra Acquisition, which expanded our distribution capabilities in the Pacific Northwest and Western United States, added several craft and regional brands to our portfolio, and is expected to generate significant cost savings. Further, in December 2019, we completed the Kitchen Cooked Acquisition, which expanded our distribution capabilities in the Mid-West United States and is expected to generate additional cost savings.
We believe that our longstanding customer relationships, scalable business platform, experienced management team and board of directors, and strong cash generation position us to continue to acquire and integrate value-enhancing acquisitions. Our strong existing platform in the salty snacks category creates a large addressable market and broad set of potential acquisition targets. We believe our scale, management team and board’s integration expertise, and access to capital will allow us to consider both small and large acquisitions in the future and seamlessly integrate them to drive maximum value creation.
Experienced, Hands-On Management Team and Board of Directors
Our management team has a demonstrated history of delivering strong operating results, as evidenced by over 40 consecutive years of Comparable Sales Growth and the successful integration of multiple acquisitions that expanded the scope and scale of our business. Our management team has deep experience in the snacking category and includes a combination of those with long tenure and knowledge of our organization and those who bring years of experience at other blue-chip food companies, including Frito Lay (PepsiCo), Pepperidge Farm (Campbell’s), Chobani, and others. Our Chief Executive Officer, Dylan Lissette, has been Chief Executive Officer of Utz since 2013 and held various roles within Utz since 1995. Our senior management team members have on average over 25 years of relevant experience across key business functions.
Our management team will be complemented by an experienced Board of Directors, including several executives of Collier Creek with a proven track record of successfully managing and acquiring packaged food businesses. Roger Deromedi, the former Chairman of Pinnacle Foods and former Chief Executive Officer of Kraft Foods, will assume the role of Chairman of our board of directors. Other Collier Creek nominees to the board of directors include Craig Steeneck, the former Chief Financial Officer of Pinnacle Foods; Antonio (Tony) Fernandez, the former Chief Supply Chain Officer of Pinnacle Foods; and Jason Giordano, former Director of Pinnacle Foods and former Managing Director at Blackstone where he led investments in the food sector. Additionally, our other director nominees have deep experience with consumer companies in and beyond packaged food. Each of these director nominees intends to actively support our management and contribute significant time and knowledge in their respective areas of expertise, including brand management, marketing, innovation, supply chain optimization, acquisition execution and integration, financial reporting, and investor relations, among others.
Highly Committed Owners Aligned for Future Value Creation
Reflecting their desire to participate in future equity value creation, our existing owners (comprised primarily of the Rice and Lissette family) will retain more than 90% of the value of their existing equity stake immediately following the Closing of the Business Combination, which will be subject to the lock-up restrictions described in the Investor Rights Agreement and “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement — Transfers.” We believe, the continuation of both Mr. Lissette as Chief Executive Officer and the existing owners as our largest shareholder should ensure continuity as we transition to the public markets and execute our long-term growth strategy.
Similarly, reflecting Collier Creek management’s conviction in this transaction, the Sponsor and Collier Creek’s independent directors will invest $35 million of additional capital into the transaction, alongside Collier Creek’s public shareholders, pursuant to the Forward Purchase Agreements entered into in connection with the Collier Creek IPO.
Importantly, both Utz and Collier Creek have a shared vision for the operating strategy we collectively believe will drive future value appreciation for our shareholders. Prior to the announcement of this transaction, Utz and Collier Creek have spent numerous months aligning on a shared vision for the business and refining our operating and growth strategies. We believe public shareholders will benefit from the combination of our management’s extensive knowledge of the business and Collier Creek’s honed and proven operating strategies.

Value Creation Strategies
We intend to profitably grow our business and create shareholder value through the following strategic initiatives:
Reduce Costs and Expand Margins Through Productivity, Revenue Management, and Higher-Margin Product Mix
We believe we are well-positioned to drive further margin expansion and achieve our long-term margin objective of mid-teens Adjusted EBITDA Margins. We expect to reduce costs and enhance margins through a combination of (a) our company-wide productivity programs, (b) our revenue and trade management initiatives, (c) the positive impact from growth of our higher-margin Power Brands, and (d) higher margins on incremental sales as we leverage our scalable existing platform. We believe we are well-positioned to accelerate our margin enhancement initiatives from the combination of (a) our significant recent investments in data and analytics systems and resources, (b) our partnership with the Collier Creek team, (c) the sizeable opportunity to optimize our cost structure given our increased scale following recent acquisitions, and (d) our increased free cash flow and availability of capital for productivity-related investments from reduced leverage as a public company.
Our company-wide operational excellence programs are designed to generate long-term annual productivity savings in all areas of the business. For procurement, manufacturing and logistics, we are targeting a range of 3% to 4% of our annual Cost of Goods Sold, compared to less than 1% historically. We intend to utilize these productivity savings to, among other things, fund increased investments in innovation and marketing behind our Power Brands, mitigate the impact of input and other cost inflation in our business, and enhance our Adjusted EBITDA Margins. We and Collier Creek have identified numerous supply chain cost savings initiatives that we believe have the potential to cumulatively deliver approximately $50 million of annual gross cost savings. We believe these savings have the potential to be realized over a three-year period, supported by our planned profit-enhancing capital expenditures. We believe these productivity projects provide us with substantial visibility into near-term cost savings and enhanced confidence in achieving our productivity and margin targets.
Our active revenue management initiatives, which include enhancing the effectiveness of our trade promotions and optimizing our price pack architecture, are expected to further contribute to our margin expansion over time. Our access to enhanced data and analytics following our recent implementation of a new trade management system and from our planned upgrade to a new ERP system will facilitate these optimization initiatives. We also expect our gross margins to benefit from improving product mix as we grow our higher-margin Power Brands and selectively rationalize low-margin products, including certain private label and partner brands.
Finally, realizing synergies from future acquisitions and leveraging our scalable supply chain and efficient organizational structure are also expected to drive margin expansion over time. We believe our lean, nimble structure and efficient internal processes will continue to enhance our decision-making and speed of execution. Our flat structure ensures senior management engagement in key business decisions and allows for a high level of connectivity between key decision makers and our operations and customers.
Accelerate Power Brands through Enhanced Marketing and Innovation
Our Power Brands are among our highest-growth and highest-margin products and enjoy the greatest potential for value-added innovation and enhanced responsiveness to consumer marketing. Our Power Brands represented 71% of our pro forma invoiced sales in fiscal 2019 and have generated organic retail sales growth of 4% per annum on average from 2014 to 2019. Our brand prioritization strategy is focused on ensuring that the consistent cash flows from our Foundation Brands are reinvested in on-trend innovation and consumer marketing for our Power Brands. We believe this strategy of focusing the majority of our new product innovation efforts and consumer marketing investments on our Power Brands will drive both accelerated Net Sales growth for our consolidated portfolio and increased margins through a higher-margin sales mix.
We plan to accelerate new product innovation efforts and increase direct-to-consumer marketing investments behind our Power Brands, funded, in part, by cost savings from our productivity programs. In 2019, we spent approximately $10 million (or 1% of our Net Sales) on traditional direct-to-consumer marketing and advertising, including sponsorships, print, digital and social media, which was less than most of our competitors. We have historically relied more heavily on sponsorships and targeted trade promotions to drive incremental purchases. Going forward, we intend to work collaboratively with the Collier Creek team to increase our overall marketing spend and reallocate our investments toward high-impact direct-to-consumer marketing programs. We believe that enhanced consumer research, trade analytics, and innovation processes for increasing the level of new products, along with the above mentioned increased consumer marketing spend, will increase consumer awareness and demand for our Power Brands, resulting in expanded distribution, higher sales velocities, and acceleration of our Net Sales and Adjusted EBITDA growth.
Expand Distribution in Underpenetrated Channels and Customers
We intend to further expand distribution of our Power Brands. Historically, we have had success in expanding the number of retail stores selling our products. For instance, our Utz brand was sold in approximately 61% of retail stores in 2019 versus approximately 47% in 2014. Our strong brand equities, enhanced innovation, and increased consumer marketing spend should enable us to continue to expand distribution of our products both within existing customers and in under-penetrated retail channels.
We intend to drive deeper penetration with existing customers by expanding our shelf space and the range of our products available for purchase by consumers. In 2019, we estimate that approximately 25% of our customers sold only one of our Power Brands and no customers sold all of our Power Brands. Consequently, we believe there remains a sizeable opportunity to increase our shelf presence and optimize the range of products offered by our customers. We intend to focus primarily on the expansion of our Power Brands and highest-velocity products, and to leverage our new product innovation efforts to drive placements of new items.
We also plan to continue to expand our distribution in under-penetrated retail channels. Specifically, we believe there is an opportunity to expand our distribution in mass merchants and convenience stores, where our retail sales as a percentage of the salty snack category are lower than in other channels such as grocery or club stores. Growing our share with mass merchants and convenience stores equal to our share with grocery retailers would represent an over $210 million increase to our retail sales, based on 2019 retail sales.

Continue National Geographic Expansion
We benefit from strong brand awareness and heritage in our Core geographies, where we are the second largest provider of branded salty snacks based on 2019 retail sales. We have historically expanded our geographic reach, both organically and through acquisitions, in our Expansion and Emerging geographies. We plan to continue to expand our distribution and sales of Power Brands in these geographies, supported by our increased brand investments, expansion of our direct-to-customer and DSD distribution capabilities, and potentially through strategic acquisitions. We will prioritize large population centers in our Expansion geographies, including Florida, Texas, and the Mid-West United States, and in our Emerging geographies, including California and Arizona. We believe the potential opportunity from continuing to expand our geographic penetration is significant. Based on 2019 retail sales, our brands represented approximately 7.4% of the salty snacks category in our Core geographies, as compared to only 3.2% in Expansion geographies and 1.2% in Emerging geographies. A one percentage point increase in our share within Expansion and Emerging geographies represents an approximately $180 million increase to our retail sales, based on 2019 retail sales. Growing our share in Expansion and Emerging geographies to equal to our share in Core geographies represents an approximately $890 million increase to our retail sales, based on 2019 retail sales.
Source:   IRI MULO-C database for the 52-week period ended December 29, 2019.
1 Utz share is based on IRI Dollar Sales.
Increase Presence in Key Salty Snack Sub-Categories and Adjacencies
Our brands have strong competitive positions across an assortment of popular salty snacks, including potato chips, pretzels, cheese snacks, pub/party mixes, veggie snacks, and pork skins. Given our long-standing customer relationships, broad production capabilities, and scalable distribution platform, we plan to strengthen our presence in certain salty snack sub-categories that we believe are highly synergistic to our existing business. For example, tortilla chips and ready-to-eat popcorn represented approximately 28% of salty snacks category retail sales in 2019 but represented less than 5% of our retail sales. Growing our share of retail sales in these two sub-categories equal to our category-wide share would represent approximately $235 million of additional retail sales, based on 2019 retail sales.
We intend to expand our presence in key salty snack sub-categories through a combination of line extensions of our existing brands, new brand introductions, licensing partnerships with established brands, and/or acquisitions. We have a successful track record of expanding our business into new sub-categories, including our entry into veggie snacks via our acquisition of Good Health in 2014. The Good Health brand has grown retail sales at an approximately 29% CAGR since 2014. We believe our expanded presence across key salty snack sub-categories would enhance our competitive position with customers and would be highly synergistic given our ability to leverage our existing manufacturing and distribution infrastructure. While we intend to prioritize opportunities in the salty snacks category, we will also opportunistically consider additional snacking products that complement our current offering and leverage our existing capabilities, such as healthy snacks, baked snacks, and protein snacks, among others.
Continue Value-Enhancing Strategic Acquisitions
We believe that our long-standing customer relationships, scalable business platform, experienced management team and board of directors, and strong cash generation position us to continue to acquire and integrate value-enhancing acquisitions. Over the last ten years, we have successfully integrated 11 acquisitions at an average acquisition multiple of approximately 7.4 times the target’s Adjusted EBITDA after anticipated integration-related cost savings.
We intend to continue to proactively pursue value-enhancing acquisitions, focusing on branded snacking opportunities in the United States with a concentration on salty snacks. We plan to utilize a disciplined approach to identify and evaluate acquisition candidates that are well-positioned with consumer trends and have attractive growth opportunities as part of our platform. We expect to prioritize opportunities that facilitate our geographic expansion, expand our presence in key product sub-categories, and/or enhance our long-term growth rate, while also delivering strong cost synergies. We believe the combination of leveraging our scale in procurement, manufacturing, and distribution; consolidating selling, general and administrative functions; and further developing retailer relationships will continue to enable us to drive strong synergies and value creation in future acquisitions.
Our robust existing platform in the salty snack category creates a large addressable market and allows us to consider both small and large acquisition targets. We intend to finance acquisitions in a prudent manner consistent with our target leverage policy.
Deliver Strong Cash Flows and Return Value to Shareholders Through Debt Reduction and Regular Dividend Payments
We believe we are well-positioned to profitably grow our business and generate strong free cash flow through our combination of attractive and expanding Adjusted EBITDA Margins, modest working capital requirements, and limited maintenance-related capital expenditures. Since fiscal 2016, we have improved our operating net working capital as a percentage of Net Sales from approximately 11.9% to 8.5% and continue to focus on efficiency opportunities that should benefit our free cash flow. We believe our well-maintained manufacturing facilities with available capacity will limit our near-term maintenance-related capital expenditures to approximately 1% of Net Sales. Overall capital expenditures are expected to represent approximately 2.5% to 3.0% of Net Sales in the near term as we invest behind several identified profit-enhancing capital projects with attractive returns on investment, consistent with our supply chain productivity and new product innovation initiatives. In fiscal 2020, we expect our Further Adjusted EBITDA less Capital Expenditures (excluding one-time capital investments related to our ERP upgrade) to represent approximately 85% of our Further Adjusted EBITDA.
We believe our capital structure and strong free cash flow enable us not only to invest in our Power Brands to drive organic growth and fund value-enhancing acquisitions, but also to continue to strengthen our balance sheet through debt reduction and to return capital to our shareholders through regular dividend payments. Upon the consummation of this transaction, subject to the determination of the Company

Board, we intend to pay a regular quarterly cash dividend initially set at approximately $0.20 per common share per annum. There can be no guarantee that such cash dividend payments will be declared.
Company History
Utz was founded in 1921 by Bill and Salie Utz, who began producing freshly-made potato chips using high quality ingredients from their kitchen in Hanover, Pennsylvania, for sale to local retailers. In the 1920s, Bill and Salie enhanced the branding of “Utz’s” potato chips with the addition of the iconic Little Utz Girl who remains a feature of Utz-branded snacks to this day. Following two generations of growth in Pennsylvania and the surrounding regions, current principal owner and Chairman Michael Rice assumed the Chief Executive Officer role in 1978 and oversaw our product line expansion into additional salty snacks, including pretzels, cheese snacks and others, and accelerated the company’s geographic expansion throughout the Northeast and Mid-Atlantic regions. In 2013, fourth-generation family leader Dylan Lissette assumed the Chief Executive Officer role and further accelerated our national expansion through organic growth and a series of acquisitions. From fiscal 2011 to 2020, we completed 11 acquisitions, including Zappe Enterprises in 2011, Good Health in 2014, Golden Flake in 2016, Inventure Foods in 2017, and the Conagra Acquisition in 2019. Through these acquisitions, we expanded from a single-brand focus to a multi-brand portfolio and extended our sales and distribution capabilities across the United States. We also realized significant cost savings from successfully integrating these acquisitions into our scalable operating platform. Today, we are the largest family-owned branded salty snack manufacturer in the United States, producing over 5 million pounds of snacks per week and reaching over 75,000 retail stores across the country.
Recent Acquisitions
We have historically used strategic acquisitions to (i) expand our brand portfolio, (ii) broaden our geographic reach and distribution capabilities, (iii) enhance our long-term growth rate, and (iv) realize significant revenue and cost synergies. Since fiscal 2011, we have successfully integrated 11 acquisitions at an average acquisition multiple of approximately 7.4 times the target’s Adjusted EBITDA including anticipated integration-related cost savings.
On September 30, 2016, we completed the acquisition of the issued and outstanding common stock of Golden Enterprises, Inc., whose wholly-owned subsidiary was Golden Flake Snack Foods, Inc., for $141 million or approximately 7.6 times Golden Flake’s 2016 Adjusted EBITDA including integration-related cost savings. This acquisition significantly expanded our geographic presence in the Southeastern United States and created meaningful manufacturing and distribution synergies. It provided a large-scale production facility in Birmingham, Alabama, capable of producing several product sub-categories, and resulted in a net increase of over 300 DSD routes.
On December 14, 2017, we completed the acquisition of Inventure Foods, Inc., which included the Boulder Canyon brand and a license to use the TGI Fridays brand in connection with certain snack foods, among others, for $166 million or approximately 10.2 times (adjusted for the estimated net present value of the step-up amortization expected to be realized from the transaction) Inventure Foods’ 2017 Adjusted EBITDA including integration-related cost savings. Inventure Foods produced and marketed BFY and indulgent specialty snack foods nationally through distributors, national retailers, club stores, grocery stores and convenience stores. We acquired Inventure to expand our national footprint, enhance our presence in BFY brands, increase our penetration in the convenience and natural store channels, add production facilities in Indiana and Arizona, and capture significant synergies.
On October 21, 2019, we completed the acquisition of Conagra’s DSD snack business, which included the Hawaiian, Tim’s Cascade, and Snyder of Berlin brands, for $138 million or approximately 7.4 times 2019 Adjusted EBITDA including anticipated integration-related cost savings. We completed the acquisition to expand our national footprint and capture significant synergies. The acquisition provided us with the second-largest DSD network for branded salty snacks in the Pacific Northwest; a regional production facility outside of Seattle, Washington; and increased scale with retailers in the Western U.S. We also acquired regional DSD routes and a production facility in Berlin, PA, which are highly complementary with our existing business in that region. Given our scalable operating platform, we currently expect to realize approximately $6.3 million of integration-related cost savings from this acquisition. We currently expect to complete the integration in 2021, with the majority of actions necessary to realize these expected cost savings completed in 2020. We expect the total contribution from this acquisition to our 2020 Further Adjusted EBITDA to be approximately $21.9 million.
On December 30, 2019, we completed the Kitchen Cooked Acquisition. The acquisition expanded our presence in the Mid-West United States and included DSD routes in Illinois and Iowa, as well as a manufacturing facility in Illinois. Kitchen Cooked was also acquired to capture anticipated cost savings, and we expect to complete the integration in 2021, with the majority of actions necessary to realize these expected cost savings completed in 2020. We expect the total contribution from this acquisition to our 2020 Further Adjusted EBITDA to be approximately $1.2 million.
Brands
Our business is managed and reported in one operating segment. However, we actively manage our portfolio of brands by strategically segregating it into Power Brands and Foundation Brands. Power Brands enjoy a combination of higher growth and margins, greater potential for value-added innovation, and enhanced responsiveness to consumer marketing as compared to Foundation Brands. As a result, we focus our investment spending and brand-building activities on Power Brands while managing Foundation Brands for cash flow generation to support investment in Power Brands and fund other corporate priorities.
Our Power Brands are comprised of Utz, Good Health, Boulder Canyon, Zapp’s, Hawaiian, Golden Flake pork skins, TGIF, Herdez, and TortiYAHS!, which accounted for approximately 71% of our pro forma invoiced sales in fiscal 2019. Our Power Brands generated $804 million in retail sales in 2019, representing 4% growth versus the prior year. We expect our Power Brands to continue to grow in excess of our company-wide growth rate, particularly as we increase our consumer marketing and brand building investments, consistent with our growth strategy.
Our flagship Utz brand generated retail sales in excess of $560 million in 2019, representing approximately 3% year-over-year growth and making it one of the 10 largest salty snack brands in the United States by retail sales. Recognized for its iconic logo featuring the “Little Utz Girl” since the 1920s, the Utz brand currently utilizes the slogan “The Crunch That Connects US All”™, which captures how Utz brings people together to share a great snacking experience. We sell a variety of salty snacks under the Utz brand, including potato chips, pretzels, cheese snacks, pub/party mixes, and others. The Utz brand benefits from nearly 100 years of heritage and from strong consumer recognition in Core geographies, with aided brand awareness of approximately 94% on average in certain Northeast and Mid-Atlantic cities. However, Utz products were distributed in only 61% of retail stores nationwide in 2019 as consumer awareness and loyalty are lower in Expansion and Emerging geographies, where we believe Utz has a significant opportunity for continued growth and penetration. Over the last five years, the Utz brand has grown its retail sales at an approximately 3% CAGR, which we believe can be accelerated as we expand distribution and increase investments in marketing and new product innovation.
Our Good Health and Boulder Canyon Power Brands anchor our position in the BFY segment of salty snacking, which has been a high-growth segment in recent years. Good Health, which we acquired in 2014, is positioned as a positive way to snack because its products have cleaner ingredients and are certified non-GMO and gluten-free. Good Health is a leading brand for consumers focused on vegetable-infused snacks, and, since its acquisition, we have successfully extended the brand into BFY potato chips, ready-to-eat popcorn, and gluten free pretzels. Over the last five years, Good Health has grown retail sales at an approximately 29% CAGR. Boulder Canyon, which we acquired as part of the Inventure Foods acquisition in 2017, offers a line of premium BFY potato chips, including those made with olive or avocado oils. In the Natural channel, Boulder Canyon is the #2 potato chip brand and its “Canyon Cut” rippled avocado oil-based chip is the #1 selling potato chip item. In 2018, we successfully repositioned Boulder Canyon, including revamping the brand’s visual identity and packaging, and have launched several very successful new products such as a three-potato “Gourmet Medley” blend. Following these brand investments, Boulder Canyon increased retail sales by 7% in 2019.
Our Power Brands also include a number of our authentic craft brands that we believe have national growth opportunities, including Zapp’s, Hawaiian, and Golden Flake pork skins. For example, Zapp’s, which we acquired in 2011, offers a line of premium kettle-cooked potato chips with bold, authentic flavors steeped in its New Orleans roots, including “Voodoo,” “Hotter ‘N’ Hot Jalapeño,” “Spicy Cajun Crawtators,” and “Cajun Dill Gator-tators,” among others. Zapp’s has grown retail sales at a 15% CAGR over the last five years and has significant opportunity for growth given its distribution in only 44% of retail stores in 2019. Hawaiian is a premium kettle chip brand that was acquired with the Conagra Acquisition and has grown retail sales at a 5% CAGR since 2015. It evokes the feel of the Pacific islands, with exotic flavors like “Sweet Maui Onion,” “Luau BBQ,” “Mango Habanero,” and “Hulapeño.” Our Golden Flake brand, a part of Southern culture since 1923, offers a full line of Southern-style pork skins with flavors like “Louisiana Hot Sauce” and “Sweet Heat Barbecue.” Our authentic Golden Flake pork skins offer great taste and crunch with low carbohydrates and have grown retails sales at a 12% CAGR over the last five years.
In fiscal 2019, our Foundation Brands accounted for approximately 29% of our pro forma invoiced sales. Our Foundation Brands include strong regional snacking brands, such as Golden Flake (excluding pork skins), Tim’s Cascade, Snyder of Berlin, “Dirty,” Kitchen Cooked, Bachman, and Jax as well as our partner and private label brands. We have historically utilized the strong regional positions and relevance of our Foundation Brands to drive increased distribution for our Power Brands. Our Foundation Brands generated retail sales in excess of $168 million in 2019, representing a 3% decline versus the prior year. As part of our ongoing strategic prioritization efforts over the last several years, we have deemphasized and/or discontinued certain low-margin private label and partner-branded products, refocusing attention on our higher-margin branded products. We intend to manage our Foundation Brands for cash flow generation to support investments in Power Brands and to fund other corporate priorities. As a result, we plan to focus our spending for Foundation Brands on brand renovation and targeted consumer and trade programs.
On a consolidated basis across our Power and Foundation Brands, we generated $972 million in retail sales in 2019, representing 3% growth versus the prior year. We expect our retail sales growth to accelerate in the future as Power Brands become a larger percentage of our total retail sales mix and as we increase and enhance our investments in marketing and new product innovation.
Products
We produce a broad range of salty snack foods, including potato chips, pretzels, cheese snacks, veggie snacks, pub/party mixes, pork skins, ready-to-eat popcorn, tortilla chips, and other snacks. Our products are packaged in a variety of different sizes and configurations, ranging from individual packages to shareable bulk containers. We also sell certain third-party branded products through our distribution network.
We believe our ability to produce a wide range of products differentiates us from some of our competitors whose businesses focus on a particular product type. We believe our broad product assortment enables us to gain greater distribution and shelf space with our customers. Our in-house production capabilities across a range of products also enable us to rapidly respond to evolving consumer needs and preferences and to better create new innovative products to delight consumers. We also believe that our diversified product portfolio results in more predictable and stable financial performance as we are not overly exposed to only one product sub-category.
Product Innovation
New product innovation is critical in the salty snacks category because consumers both enjoy long-time favorites and like to experiment with new forms, flavors, textures, and ingredients. As such, the level of new product innovation and the speed to market with these innovations are critical components of our business. Our innovation process begins with our marketing team, which understands our brands and consumers, and works collaboratively with our research & development and innovation leaders to identify new product opportunities that best suit our brand positions. We develop insights about unsatisfied consumer needs using our market research capabilities, and we track competitive product introductions to ensure appropriate responses. We also collaborate with third-party seasoning and flavor houses to understand the latest trends in consumer flavors and emerging consumer flavor preferences. Going forward, we intend to increase our investments in market research and other resources to generate more consumer insights and new product innovations.
We also utilize our flexible manufacturing and distribution platform to streamline the new product innovation process from idea conception through development and commercialization to market. The strategic location of our primary corporate office adjacent to our largest manufacturing plants facilitates strong coordination between our marketing, sales, research & development, and manufacturing professionals, leveraging the innovation experience of senior management and our in-house innovation leaders. Our broad in-house manufacturing capabilities across different product forms and packaging allow us to develop and commercialize new products quickly, and we have the manufacturing flexibility to handle many types of ingredients, including on-trend BFY oils such as avocado and olive. Our DSD distribution system allows us to efficiently experiment with new products at retail stores driven by the ability to quickly place new items and collect immediate feedback on sell-through trends. Finally, given the importance of in-store presence, we have a dedicated graphics team that is able to quickly develop and implement new packaging designs, impactful point-of-sale materials, and retail-ready displays.
Recent innovations include exciting new flavors such as Zapp’s “Evil Eye,” building on the success of the extreme flavor sensation in Zapp’s “Voodoo” kettle chips; Good Health “Creamy Onion & Chive Veggie Chips”; Boulder Canyon “Thin & Crisp” potato chips cooked in avocado oil; Utz bagel-flavored pretzels, such as “Pumpernickel,” “Butter,” and “Everything”; and Utz “Kettle Classics” with TGI Fridays “Cheddar & Bacon” flavor. We have also introduced new product forms under the Good Health brand, including organic “Puffs” and “Fries,” as well as the TGI Friday’s brand, including “Party Sticks” shaped like French fries and “Pub Bites” shaped like chicken drumsticks. Further, we continue to introduce new packaging format innovations highlighted by the convenient POURABLES Utz cheeseballs pouches that protect your fingers while letting you enjoy your favorite snack.
Our Renewal Rate, which we define as invoiced sales from products introduced within the last three fiscal years as a percentage of current fiscal year invoiced sales, was 9% in 2019 and our goal is to achieve 12% over the next three fiscal years.
Marketing, Advertising, and Consumer Engagement
Strategy.   Our marketing strategy is centered around our strong brand equities, new product innovation capabilities, and the consistently high quality of our products. We conduct marketing efforts through three principal sets of activities: (i) consumer marketing and advertising, including sponsorships, print, digital and social media, and other product promotions; (ii) consumer sales incentives including coupons and rebates; and (iii) trade promotions to support features, displays and other merchandising of our products by our customers. We have historically relied more heavily on sponsorships, trade promotions, and in-store merchandising as our primary forms of consumer engagement. In fiscal 2019, we spent approximately $10 million (or 1% of net sales) on traditional consumer marketing and advertising. Going forward, consistent with our value creation strategies and in collaboration with the Collier Creek team, we intend to meaningfully increase our investments in direct consumer marketing and advertising focused on our Power Brands as well as reallocate our current mix of media spending toward activities we believe will generate the highest return on investment. We believe these strategies will have a meaningfully positive impact on our brands and result in the acceleration of our Net Sales growth.
Digital and Social Media.   In recent years we have shifted our media efforts toward digital advertising, and increased our investments in engaging with consumers directly via social media platforms. In mid-2019, we appointed a VP of Digital Marketing and eCommerce to focus on expanding and integrating our e-commerce and social media platforms. These efforts have resulted in an approximately 37% increase in social media engagement from consumers from April 2019 to April 2020. We expect to continue to expand our investments in digital and social media in the future, including as part of our strategy to grow our direct-to-consumer marketing investments.
Customers
Retailers.   We primarily sell our range of snacking products to supermarket chains, independent grocery stores, mass merchants, club stores, convenience stores, dollar/value stores, drug stores, gasoline stations, and other food retailers. In some cases, we sell and distribute products directly to retail customers. In other cases, we sell our products to independent DSD operators or distributors, who, in turn, sell and distribute our products to retailers; however, we typically consider the retailer to be our customer. We believe this flexible, hybrid sales and distribution system provides an advantage in ensuring our products are available cost-effectively across a wide range of retail channels, including both large, national customers and smaller “up and down the street” retailers.
In fiscal 2019, approximately 52% of our retail sales were derived from food and grocery retailers, 20% from convenience stores, 14% from mass merchants, 6% from club stores, 2% from drug stores, and 6% from other channels, including dollar/discount, as defined by IRI. Notably, food service, which is not tracked by IRI, represented only 3% of fiscal 2019 pro forma invoiced sales, indicating limited exposure to potential shifts in consumer preferences toward at-home food consumption related to COVID-19. We believe COVID-19 may increase the longer-term share of at-home food consumption due to (i) safety concerns causing people to spend more time at home and avoid offices, restaurants, and public gatherings; (ii) a potential enduring shift to “work-from-home” models; and (iii) cost-related preferences for at-home vs. away-from-home (or foodservice) consumption during a potential recession.
In fiscal 2019, our top 10 customers, all of which are retailers, represented approximately 46% of our pro forma invoiced sales, and no customer accounted for more than 10% of our pro forma invoiced sales in fiscal 2019. We historically have benefited from long-term relationships with our key customers, having a sales relationship for more than 20 years on average across our top 15 retail customers.
Direct-to-Consumer.   We aim to ensure that consumers can access our brands in a way that best suits their lifestyles. In addition to availability on our customers’ websites, we offer consumers the ability to purchase our snacking products via our company-owned website (www.utzsnacks.com) and various third-party e-commerce sites, including Amazon.com.
International
More than 99% of our pro forma invoiced sales occurred in the United States in fiscal 2019, and we are focused on growing our business in the United States. Since substantially all of our business is in the United States, we believe we have more limited exposure to global economic conditions and foreign exchange fluctuations than companies with more substantial international sales and operations, which we believe may contribute to greater stability of our cash flows.
Competition
Our products primarily compete with other salty snacks but also compete more broadly for certain eating occasions with other snack foods. We believe that the principal competitive factors in the salty snacks industry include taste, convenience, product variety, product quality, price, nutrition, consumer brand awareness, media and promotional activities, in-store merchandising execution, customer service, cost-efficient distribution, and access to retailer shelf space. We believe we compete effectively with respect to each of these factors.
The salty snacking industry is competitive and includes a number of diverse participants. Our identified competitors include PepsiCo (Frito Lay), Campbell’s (Snyder’s-Lance), Kellogg’s (Pringles), General Mills, Grupo Bimbo, Hershey’s, Hain Celestial, and Arca Continental (Wise), among others. Our products also compete with private label or retailer-branded salty snacks. However, private label represented only approximately 6% of category retail sales in 2019, which was flat compared to its share of retail sales in 2013.
As illustrated below, PepsiCo (Frito Lay) is the largest player in the salty snacks category with over $16 billion in retail sales in 2019, representing approximately 62% of the category. We are the #4 player nationally in salty snacks, representing 4% of retail sales, slightly behind Campbell’s (Snyder’s-Lance) and Kellogg’s (Pringles). Notably, of the top five players, only PepsiCo, Campbell’s and Utz have a robust DSD distribution system and diversified offering of salty snacking products. Historically, the salty snacks category has benefited from favorable competitive dynamics, including low private label penetration and category leaders who compete primarily via marketing and innovation.

2019 U.S. Salty Snack Retail Sales ($ in millions)

$16,047
$1,235
$1,094
$972(1)
$569
$492
$400
$260
$196
$195
$187
$171
$170(2)
$145
$116
~$2,000
$1,459
PepsiCo
Campbell's
Kellogg's
Utz
General Mills
Grupo Bimbo
Hershey's
Hain Celestial
Arca Cont.
Herr's
Truco
Gruma
Conagra
Mars
Old Dutch
All Other Branded
Private Label

	Core Rank	Core Share	U.S. Rank	U.S. Share
Total Salty Snacks	#2	7%	#4	4%
Potato Chips	#2	12%	#4	6%
Pork Skins	#1	23%	#3	12%
Cheese	#2	7%	#2	4%
Pretzels	#2	17%	#3	10%

	PepsiCo	Campbell's	Kellogg's	Utz	General Mills	Grupo Bimbo	Hershey's	Hain Celestial	Arca Cont.	Herr's	Truco	Gruma	Conagra	Mars	Old Dutch
DSD[3]	✓	✓	✗	✓	✗	✓	~	~	✓	✓	~	✓	~	✗	✓
Category Diversification[3]	Y	Y	N	Y	N	Y	N	Y	Y	Y	N	N	Y	N	Y

✓ DSD Network ~ Utilizes Partner's DSD Network ✗ No DSD Network

[1] Utz Brands 2019 retail sales adjusted to reflect the full year impact of the Conagra Acquisition, which was completed in fiscal 2019 and represents $76 million of 2019 retail sales, and the Kitchen Cooked acquisition, which was completed in fiscal 2020 and represents $11 million of 2019 retail sales.

[2] Conagra adjusted to exclude the full year impact of brands acquired by Utz in fiscal 2019, which represent $76 million of 2019 retail sales.

[3] Based on management estimates and judgment.

Importantly, we are the #2 player in our Core geographies representing 7% of total salty snacks category retail sales. In our Core geographies, we have the #1 position in pork skins with 23% of sub-category retail sales and the #2 positions in potato chips, pretzels and cheese snacks with 12%, 17% and 7% of sub-category retail sales, respectively. We believe we have a strong and defensible position in our Core geographies with a significant opportunity to enhance our national position by expanding sales in Expansion geographies (where we represent 3% of category retail sales) and Emerging geographies (where we represent 1% of category retail sales).
Notably, in 2019, approximately $3 billion of salty snack retail sales were generated by approximately 1,300 smaller competitors, each with retail sales of less than $200 million. We believe this fragmented group of smaller brands provides an attractive opportunity for us to expand our retail sales by either acquiring or displacing smaller regional or product-specific competitors.
Supply Chain
Sourcing.   The principal ingredients used to manufacture our products include potatoes, oil, flour, wheat, corn, cheese, spices, and seasonings. Our primary packaging materials include flexible films and rigid containers, such as barrels, lids, cartons, and trays. All of our core ingredients are purchased according to rigorous standards to assure food quality and safety. Our principal ingredients are generally available from multiple suppliers and we do not source any of our top 10 inputs under any single-source arrangements. As such, we believe that we can make satisfactory alternative arrangements in the event of an interruption of supply from our vendors. No single category of raw material purchases represented more than 13% of our Cost of Goods Sold in fiscal 2019. In addition to raw materials, we source energy and liquid fuels for our manufacturing facilities and in-house distribution assets.
We utilize various buying strategies to mitigate the impact of changes in input prices, including fixed-price forward purchases as well as commodity hedging arrangements with third parties (particularly for energy, vegetable oils, wheat, and corn). A number of external factors such as weather, commodity markets, and governmental or agricultural programs can affect the cost of raw materials used in our products. To provide greater visibility, we typically look to enter into pricing arrangements covering a meaningful portion of our forecast purchases over the next 3 to 18 months. As of April 22, 2020, we believe we have entered into pricing arrangements covering approximately 90% of our budgeted raw material needs in fiscal 2020.
Aside from raw ingredients, we also source a select amount of finished goods related to our partner brands, which are third-party brands distributed through our distribution system. In 2019, purchases of third-party finished goods represented less than 4% of our pro forma invoiced sales.
Manufacturing.   We manufacture our products primarily through 14 company-operated manufacturing facilities across the United States. These include four legacy Utz facilities and ten facilities that were added over the last ten years from acquisitions (See “— Properties and Facilities” for more details). Our facilities had capacity to produce approximately 400 million pounds of salty snacks annually and average capacity utilization of approximately 69% in 2019, providing us with significant available capacity to accommodate increased sales. We believe this available capacity across our manufacturing footprint will enable us to leverage existing fixed costs to generate higher margins on incremental organic sales or acquired brands as well as generate potential future cost savings through consolidating our manufacturing footprint. For example, in 2018 we consolidated production from our Denver, Colorado, manufacturing facility into our Goodyear, Arizona, facility, enabling us to realize cost savings and proceeds from the sale of the Colorado facility. Our manufacturing facilities are well-maintained, and we have a program to ensure appropriate maintenance capital expenditures are undertaken. We also utilize several co-manufacturers for certain products, which represented approximately 11% of our pro forma invoiced sales in 2019.
Our manufacturing network provides us with broad in-house manufacturing capabilities across a wide range of salty snacks, including potato chips, pretzels, cheese curls, veggie snacks, pork skins, ready-to-eat popcorn, and tortilla chips, among others. Additionally, we have in-house capabilities and experience across multiple manufacturing processes, including continuous chips, kettle chips, extruded snacks, baked snacks, popped snacks, and sheeted products; ingredients, such as gluten-free, organic, and specialty oils; and packaging formats, including bags, barrels, trays, resealable packs, multipacks, and seasonal items. Our in-house experience with numerous manufacturing processes provides us with greater flexibility for product innovation to meet consumer demands.
Distribution.   We offer national distribution of our products through our flexible, hard-to-replicate distribution system that combines direct-to-warehouse, direct-to-store, distributor, and direct-to consumer capabilities. We believe this hybrid system, which we have built and enhanced over nearly a century, offers us flexibility to cost-effectively distribute our products to a wide range of retail locations where salty snacks are sold. Additionally, we believe our distribution system is highly scalable, resulting in the ability to drive higher margins on incremental revenues and enabling us to realize significant cost savings when integrating acquired brands into our established platform.
Direct-to-Warehouse (“DTW”):   For a number of our customers, we either ship products directly from our facilities to their distribution centers or allow them to pick-up products directly from our facilities. These customers are then responsible for fulfilling shipments to their own retail stores. In 2019, we delivered products to approximately 350 retailer distribution centers across the country reaching approximately 17,000 retail stores. The DTW model is often preferred by some of our national mass, club, and grocery customers that have sufficient scale and capabilities to efficiently manage distribution and replenishment for their own retail stores.
Direct-Store-Delivery (“DSD”):   We believe we are one of only three scale U.S. salty snack providers with extensive DSD capabilities. Within our DSD system, either independent operators (“IOs”) or Utz-employed RSPs pick up products from our manufacturing facilities, distribution centers, storage facilities, or small bins and distribute and sell these products to retail stores within a geographic territory. Our DSD system is utilized by both large and small customers, and we believe it provides us a competitive advantage in expanding distribution, increasing shelf space, executing in-store merchandising activities, and ensuring products are fresh and available wherever consumers shop. Our DSD network included over 1,600 individual routes reaching over 75,000 retail stores in 2019. Our DSD routes are managed by a combination of approximately 1,250 IOs, covering approximately 77% of our routes, and approximately 380 RSPs, covering approximately 23% of our routes as of December 29, 2019. Over the last several years, we have converted from a predominately company-owned RSP model toward the use of third-party IOs. We believe this transition benefits us by creating motivated independent owner-operators and a more variable cost structure for our company. We expect to substantially complete our ongoing transition from RSPs toward IOs in fiscal 2021 (See “MD&A — Independent Operator Conversions” for more details).
Third Party Distributors (“Distributors”):   We also use third-party distributors in certain regions where their capabilities enhance the cost effectiveness and reach of our overall distribution system. For third-party distributors, we either ship products directly from our facilities to their distribution centers or allow them to pick up products directly from our facilities. The distributors are then responsible for selling our products to our customers and ensuring optimal retail presence within the stores they serve, utilizing both DTW and DSD capabilities. Our third-party distributors operated an additional approximately 635 DSD-style routes as of December 29, 2019, reaching over 15,000 retail stores.
Direct-to-Consumer (“DTC”):   We also distribute our products directly to consumers. Our DTC shipments primarily originate from orders received via our company website (www.utzsnacks.com) or select third-party retailer sites, including Amazon and Sam’s Club, which extend our reach to virtually every household in America. Our DTC shipments are delivered from our central warehouse facility to consumers using FedEx, UPS, or other third-party carriers. E-Commerce represented approximately 2% of our Net Sales in the first fiscal quarter of 2020 and is an accelerating part of our business, having grown by more than 106% as compared to the same period of fiscal 2019.
Food Safety and Quality.   Food safety and quality are top priorities and we dedicate substantial resources to ensure that consumers receive consistently safe and high-quality food products. Our products are manufactured in facilities that have programs and controls in place regarding consistent quality and food safety. These comprehensive programs include Safe Quality Food (SQF) certifications and Good Manufacturing Practices (GMPs) that are designed to produce a safe, wholesome product. Our suppliers are required to have similarly robust processes in place and confirm their compliance for shipments of all ingredients to be used in our products. Finally, in addition to real-time product testing during production, we frequently monitor product attributes including taste, aroma, texture, and appearance, and random samples of finished goods are regularly sent to third-party laboratories for testing and verification.
Productivity Initiatives and Cost Savings Opportunities.   We believe identifying and implementing efficiency opportunities through our company-wide operational excellence programs are key factors to achieve our strategic objectives, and we have implemented several organizational enhancements to facilitate these goals over the last several years. In 2017, we created a Project Management Office (“PMO”) with dedicated leadership to ensure the achievement of our company-wide productivity and efficiency projects. Our PMO has managed upgrading our process management capabilities, hiring additional continuous improvement resources, and investing in several enabling technologies, such as our Red Zone manufacturing and our BluePlanner trade management systems. Our PMO has also been integral to our acquisition integration and synergy realization efforts, the transformation of our DSD system from RSPs to IOs, and our consolidation onto a single, upgraded ERP system, which we expect to complete during the second half of 2020.
We believe we are well-positioned to accelerate annual productivity savings from our operational excellence programs given (a) the aforementioned significant recent investments in enhancing our capabilities; (b) our partnership with the Collier Creek team, which brings a playbook of proven processes and a track-record of achieving substantial productivity savings at prior packaged food companies; (c) the sizeable opportunity to optimize our cost structure given our increased scale following recent acquisitions; and (d) increased free cash flow and access to capital for productivity-related investments resulting from reduced leverage as a public company.
We believe our company-wide operational excellence programs can generate recurring long-term annual productivity savings of approximately 3% to 4% of Cost of Goods Sold per annum. In collaboration with Collier Creek and outside advisors, we have identified numerous supply chain cost savings initiatives that we believe have the potential to cumulatively deliver approximately $50 million of annual gross cost savings. We believe these savings have the potential to be realized over a three-year period, supported by our planned profit-enhancing capital expenditures. We believe these productivity projects provide us with substantial visibility into near-term cost savings and enhanced confidence in achieving our productivity and margin targets. We plan to utilize these productivity-related savings to, among other things, fund increased investments in innovation and marketing behind our Power Brands, mitigate the impact of input and other cost inflation in our business, and enhance our Adjusted EBITDA Margins.
Employees
As April 15, 2020, we employed 3,046 full-time employees and 287 part-time employees. Approximately 2% of our U.S. employees are represented by a labor union or are covered by a collective bargaining agreement, and we believe we have good relations with our employees.
Over the last several years, we have meaningfully reduced our number of full time employees and our selling, general & administrative expenses through our business transformation initiatives, particularly our DSD shift from RSPs to IOs and the associated restructuring of our sales management and corporate organization structure (see “Supply Chain — Distribution” and “Independent Operator Conversions” in Management Discussion & Analysis for more information). We expect the ongoing shift from RSPs toward IOs to be substantially completed in 2021. Additionally, we historically have reduced employee count and operating expenses in relation to integration initiatives associated with our recent acquisitions.
Properties and Facilities
Our corporate headquarters is located at 900 High Street, Hanover, Pennsylvania 17331. We own the property for this corporate office, which includes approximately 44,000 square feet of corporate office space adjacent to one of our manufacturing facilities. In addition, we own other corporate office space in Hanover, Pennsylvania, including 1040 High Street with 16,000 square feet of office space, 240 Kindig Lane with 8,000 square feet of office space, and 350 Kindig Lane with 6,000 square feet of office space.
We operate 14 principal manufacturing sites located in Algona, Washington; Goodyear, Arizona; Farmington, Illinois; Bluffton, Indiana; Fitchburg, Massachusetts; Wilkes-Barre, Pennsylvania; Lititz, Pennsylvania; Hanover, Pennsylvania; Berlin, Pennsylvania; Birmingham, Alabama; and Gramercy, Louisiana.
We also operate 25 owned warehousing and distribution centers across the United States. These facilities supplement the warehousing and distribution capabilities co-located at our manufacturing facilities to ensure cost-efficient delivery and timely access to products by our customers and DSD distributors. In total, we own approximately 42 properties in the United States that include manufacturing locations, warehouses, and office locations.
We lease approximately 132 properties in the United States, which include warehouse locations, offices and small storage bins. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed to maintain and support our ongoing business needs.

The following table sets forth our principal properties, including the location, approximate size and function, as well as our rights to such property.
#	Property Physical Address	Approximate Size	Function	Owned/Leased
1.	7545 Penn Dr. Allentown, PA 18103	21,960	DSD Warehouse	Owned
2.	1331 Butler Street Anniston, AL 36203	5,000	DSD Warehouse	Owned
3.	1313 Stadium Street Berlin, PA 15530	180,000	Manufacturing Facility/Warehouse/ DSD Warehouse	Owned
4.	8615 W Oaklawn Rd. Biloxi, MS 39532	8,000	DSD Warehouse	Owned
5.	1 Golden Flake Dr S Birmingham, AL 35205	350,000	Manufacturing Facility/Warehouse/Office/ DSD Warehouse	Owned
6.	705 W Dustman Road Bluffton, IN 46714	133,524	Manufacturing Facility/Warehouse/Office/ DSD Warehouse	Owned
7.	3832 Holland Blvd Chesapeake, VA 23323	36,960	DSD Warehouse	Owned
8.	110 Industrial Park South Demopolis, AL 36732	5,500	DSD Warehouse	Owned
9.	632 N. Main St Farmington, IL 61531	20,550	Manufacturing Facility/Warehouse/DSD Warehouse	Owned
10.	759 Water Street Fitchburg, MA 01420	52,121	Manufacturing Facility/Warehouse/Office	Owned
11.	105 23rd Street SE Fort Payne, AL 35697	2,850	DSD Warehouse	Owned
12.	11 South Bacton Hill Road Frazer, PA 19355	21,113	DSD Warehouse	Owned
13.	3500 S La Cometa Dr Goodyear, AZ 85338	59,891	Manufacturing Facility/Warehouse/Office	Owned
14.	307-308 E Airline Hwy Gramercy, LA 70052	87,927	Manufacturing Facility/Warehouse/Office	Owned
15.	1040 High Street Hanover, PA 1773	16,020	Office	Owned
16.	350 Kindig Lane Hanover, PA 1773	87,056	Warehouse/Office	Owned
17.	240 Kindig Lane Hanover, PA 1773	357,000	Warehouse/Office	Owned
18.	861 Carlisle St Hanover, PA 1773	314,252	Manufacturing Facility/Warehouse/Outlet Store	Owned
19.	101 Kindig Lane Hanover, PA 1773	274,787	Manufacturing Facility/Warehouse/Office	Owned
20.	1437-1455 Broadway Hanover, PA 1773	119,613	Manufacturing Facility/Warehouse/Office	Owned
21.	900 High Street Hanover, PA 17331	515,189	Manufacturing Facility/Warehouse/Office/ DSD Warehouse	Owned
22.	1722 Highway 72 East Huntsville, AL 35811	4,500	DSD Warehouse	Owned

#	Property Physical Address	Approximate Size	Function	Owned/Leased
23.	5270 Greenway Drive Jackson, MS 39204	4,000	DSD Warehouse	Owned
24.	2439 Marietta Street Kenner, LA 70602	11,040	DSD Warehouse	Owned
25.	28651 Sussex Hwy Laurel, DE 19956	13,250	DSD Warehouse	Owned
26.	124 West Airport Road Lititz, PA 17543	48.820	Manufacturing Facility/Warehouse/Office	Owned
27.	8561 Virginia Meadow Dr. Manassas, VA 22110	47,518	DSD Warehouse	Owned
28.	1576 3 Place Memphis, TN 38116	6,500	DSD Warehouse	Owned
29.	3553 Desirrah Dr. Mobile, AL 36618	7,300	DSD Warehouse	Owned
30.	4731 41st St Moline, IL 61265	4,800	DSD Warehouse	Owned
31.	3220 Money Rd. Montgomery, AL 36108	8,000	DSD Warehouse	Owned
32.	90 Choate Circle Montoursville, PA 17754	15,936	DSD Warehouse	Owned
33.	103 Peachtree Street Muscle Shoals, AL 35661	4,000	DSD Warehouse	Owned
34.	1550 Grandview Avenue Paulsboro, NJ 08086	36,000	DSD Warehouse	Owned
35.	800 Industrial Circle Phoenix City, AL 36869	6,000	DSD Warehouse	Owned
36.	151 Pennant Drive Pittsburgh, PA 15239	15,200	DSD Warehouse	Owned
37.	5619 Pride Road Richmond, VA 23224	16,173	DSD Warehouse	Owned
38.	3678 Peddie Drive Tallahassee, FL 32303	4,000	DSD Warehouse	Owned
39.	4715 Jug Factory Road Tuscaloosa, AL 35405	7,500	DSD Warehouse	Owned
40.	936 S. Third St. Vinton, VA 24179	11,617	DSD Warehouse	Owned
41.	74 Industrial Park Drive Waldorf, MD 20602	39,904	DSD Warehouse	Owned
42.	200 Stewart Rd Wilkes-Barre, PA 16708	40,300	Manufacturing Facility/Warehouse/Office	Owned
43.	1150 Industry Drive North Algona, WA 98001	97,690	Manufacturing Facility/Warehouse/Office	Leased
44.	13 Chocksett Rd Sterling, MA 01564	60,000	DSD Warehouse	Leased

#	Property Physical Address	Approximate Size	Function	Owned/Leased
45.	101 N 104th Avenue, Ste. C Tolleson, AZ 85353	67,380	DSD Warehouse	Leased
46.	1955 West Lancaster St., Ste. 1 Bluffton, IN 46714	150,000	DSD Warehouse	Leased
Intellectual Property
We own numerous domestic and foreign trademarks and other proprietary rights that are important to our business. These include the U.S. trademark registrations, which protect certain rights in the following brands: Utz, Zapp’s, Golden Flake, Good Health, Boulder Canyon, Hawaiian, TortiYAHS!, Tim’s Cascade, Snyder of Berlin, “Dirty”, Kitchen Cooked, Bachman, and Jax, among others. We also recently unveiled a modernization of our well-known Little Utz Girl, and procured a trademark registration for her. Depending upon the jurisdiction, trademarks are valid as long as they are used in the regular course of trade and/or their registrations are properly maintained.
We also maintain rights to the domain name www.utzsnacks.com and www.getutz.com, among others.
We believe the protection of our intellectual property, particularly our trademarks and domain names, is important to our success. We aggressively protect our intellectual property rights by, among other methods, relying on a combination of watch services and enforcement under intellectual property laws through the domain name dispute resolution system. For example, we are currently in litigation against Dirty South BBQ Co., LLC in the Eastern District of Pennsylvania, in light of Dirty South BBQ Co., LLC’s use of certain DIRTY designations in connection with the advertising, marketing, offering for sale, and sale of pork skins and food seasonings.
In addition, from time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. The results of any current or future litigation cannot be predicted with certainty and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. See “Risk Factors — Potential liabilities and costs from litigation, claims, legal or regulatory proceedings, inquiries or investigations can have an adverse impact on our business, financial condition or results of operations.” Moreover, future litigation may be necessary to defend ourselves, our partners, and our customers by determining the scope, enforceability, and validity of third-party proprietary rights or to establish our proprietary rights.
We also license certain third-party brand names for use on our products, including the TGI Friday’s and Herdez trademarks. We use these trademarks in connection with the manufacturing, production, and distribution of snack products to be sold under the trademarked labels. Under the agreements governing our use of such trademarks, we are required to make guaranteed annual royalty payments. Sales under the TGI Fridays and Herdez agreements represent approximately 3% of our 2019 pro forma invoice sales.
We also license certain of our owned brands, including Utz, for use by third parties in certain unrelated food categories (such as frozen foods); however, licensing revenues from these arrangements represent less than 1% of fiscal year 2019 Net Sales and are not material to our business or growth strategy. Finally, we have historically engaged in certain cross-marketing and/or promotional activities with third parties, including Major League Baseball, thereby increasing the visibility of our brands.
Seasonality
Although the demand for our products is relatively stable throughout the year as compared to other consumer goods, we have experienced in the past, and expect to continue to experience, seasonal fluctuations in our retail sales as a result of consumer and customer spending patterns. Historically, the months of April-September and December have resulted in higher retail sales than average due to increased consumer demand during the spring and summer months and holiday season, as well as significant retailer merchandising and promotions around those times. Additionally, we have historically generated seasonal cash flow from decreases in working capital levels in the fourth quarter and invested cash flow in working capital increases in the first quarter. We expect these historical trends to continue in the future.
Government Regulation and Compliance
We are subject to various laws and regulations in the United States by federal, state and local government authorities. In the United States, the federal agencies governing the manufacture, distribution and advertising of our products include, among others, the FTC; the FDA; the United States Department of Agriculture, or USDA; the U.S. Environmental Protection Agency; and the Occupational Safety and Health Administration and similar state and local agencies. Under various statutes, these agencies, among other things, prescribe the requirements and establish the standards for quality and safety and regulate marketing and advertising to consumers.
We are subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. Our operations, and those of our distributors and suppliers, also are subject to various laws and regulations relating to environmental protection and worker health and safety matters. We monitor these regulatory requirements and our compliance on a regular basis.
Legal Proceedings
From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. We record a liability when we believe it is probable that a loss has been incurred and the amount of such loss can be reasonably estimated. To the extent that we determine that a loss is possible, and a range of such loss can be reasonably estimated, we will disclose the range of the possible loss. Our assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from current assessments and estimates.
We are currently subject to various legal proceedings and environmental matters arising in the normal course of business, which we do not expect to have a material effect on our condensed consolidated financial statements. Other than amounts accrued on our financial statements, we cannot currently estimate our potential loss in connection with any other outstanding legal proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF UTZ
Throughout this section, unless otherwise noted “we,” “us,” “our” and “Utz” refer to Utz Brands Holdings, LLC (formerly, UM-U Intermediate, LLC) and its consolidated subsidiaries. On March 18, 2020, we effected our name change from UM-U Intermediate, LLC to Utz Brands Holdings, LLC. For all periods presented throughout this section we refer to our name as Utz Brands Holdings, LLC.
The following discussion and analysis of the financial condition and results of operations of Utz should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere in this proxy statement/prospectus. In addition to historical information, the following discussion contains forward-looking statements, including, but not limited to, statements regarding our expectations for future performance, liquidity and capital resources that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” and elsewhere in this proxy statement/prospectus. We assume no obligation to update any of these forward-looking statements.
Our fiscal year end is the Sunday closest to December 31. Our fiscal years 2019, 2018, and 2017 ended December 29, 2019, December 30, 2018, and December 31, 2017, respectively, and were each fifty-two-week periods. Our fiscal quarters are comprised of thirteen weeks each, except for fifty-three-week fiscal periods for the which the fourth quarter is comprised of fourteen weeks, and end on the thirteenth Sunday of each quarter (fourteenth Sunday of the fourth quarter, when applicable). Our fiscal first quarters for 2020 and 2019 ended on March 29, 2020 and March 31, 2019, respectively.
Overview
We are a leading manufacturer, marketer, and distributor of high-quality, branded snacking products in the United States. We produce a broad offering of salty snacks, including potato chips, pretzels, cheese snacks, veggie snacks, pork skins, pub/party mixes, and other snacks. Our iconic portfolio of authentic, craft, and better-for-you brands, which includes Utz, Zapp’s, Golden Flake, Good Health and Boulder Canyon, among others, enjoys strong household penetration in the United States, where our products can be found in approximately 40% of U.S. households. We operate 14 manufacturing facilities with a broad range of capabilities, and our products are distributed nationally to grocery, mass, club, convenience, drug and other retailers through direct shipments, distributors, and more than 1,600 DSD routes. Our company was founded in 1921 in Hanover, Pennsylvania, and benefits from nearly 100 years of brand awareness and heritage in the salty snack industry. We have historically expanded our geographic reach and product portfolio organically and through acquisitions and have achieved more than 40 consecutive years of Comparable Sales Growth. We are the largest family-owned producer of branded salty snacks in the United States and the second-largest producer of branded salty snacks in our Core geographies, based on 2019 retail sales.
Key Developments and Trends
Our management team monitors a number of developments and trends that could impact our revenue and profitability objectives.
Long-Term Demographics, Consumer Trends, and Demand — We participate in the attractive and growing $26 billion U.S. salty snacks category, within the broader $93 billion market for U.S. snack foods. The salty snacks category has grown retail sales at an approximately 4.3% CAGR over the last 5 years. Snacking occasions are on the rise as consumers increasingly seek out convenient, delicious snacks for both on-the-go and at-home lifestyles. According to data from the Hartman Group, The Consumer Goods Forum, and IRI, approximately 50% of U.S. eating occasions are snacks, with 95% of the U.S. population snacking daily and the average American snacking 2.6 times per day. Additionally, the salty snacks category has historically benefited from favorable competitive dynamics, including low private label penetration and category leaders competing primarily through marketing and innovation. We expect these consumer and category trends to continue to drive strong retail sales growth for salty snacks.

As a staple food product with resilient consumer demand and a predominantly domestic supply chain, we believe the salty snacks category is well positioned to navigate periods of economic disruption or other unforeseen global events. The U.S. salty snacks category has demonstrated strong performance through economic downturns historically, growing at a 4% CAGR from 2007 to 2010, and has more recently demonstrated strong growth during the novel coronavirus (“COVID-19”) pandemic which began in March 2020 in the U.S. For the twelve weeks ended May 17, 2020, U.S. retail sales for salty snacks based on IRI data increased by 14% versus the comparable prior year period, while our retail sales increased by 24% in the same period.
Competition — The salty snack industry is competitive and includes several diverse participants. Our products primarily compete with other salty snacks but also compete more broadly for certain eating occasions with other snack foods. We believe that the principal competitive factors in the salty snack industry include taste, convenience, product variety, product quality, price, nutrition, consumer brand awareness, media and promotional activities, in-store merchandising execution, customer service, cost-efficient distribution, and access to retailer shelf space. We believe we compete effectively with respect to each of these factors.
Operating Costs — Our operating costs include raw materials, labor, manufacturing overhead, selling, distribution, general and administrative expenses. We manage the impact of these operating expenses on our business through annual cost saving and productivity initiatives, sourcing and hedging programs, actions, refinancing and tax optimization. Additionally, we maintain ongoing efforts led by our PMO, and periodic pricing to expand our profitability, including implementing significant reductions to our operating cost structure in both supply chain and overhead costs.
Taxes — On December 22, 2017, the United States enacted tax reform legislation, which we refer to in this section as the U.S. tax reform, that included a broad range of business tax provisions, including but not limited to a reduction in the U.S. federal corporate income tax rate from 35% to 21%, as well as provisions that limit or eliminate various deductions or credits. We continue to evaluate the impacts as additional guidance on implementing the legislation becomes available. While additional guidance has been issued by the IRS and the U.S. Treasury Department, there are still some areas that may not be clarified for some time. Also, a number of U.S. states have not updated their laws to take into account the new federal legislation. As a result, there may be additional impacts of the new laws on our future results of operations and financial condition. It is possible that U.S. tax reform or related interpretations could change and have an adverse effect on us.
On March 27, 2020, The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted which includes various tax provisions with retroactive effect. The CARES Act is an approximately $2 trillion emergency economic stimulus package in response to the Coronavirus outbreak, which among other things contains numerous income tax provisions. Some of these tax provisions are effective retroactively for years ending before the date of enactment. We are currently evaluating the impact of the CARES Act on our consolidated financial position, results of operations, and cash flows.
Financing Costs — We regularly evaluate our variable and fixed-rate debt obligations. We have historically used short- and long-term debt to finance our working capital requirements, capital expenditures and other investments, and acquisitions, among other uses. Our weighted average interest rate as of March 29, 2020 was 5.4%, down from 6.7% as of March 31, 2019. From a fiscal year perspective, our weighted average interest rate as of December 29, 2019 was 5.8%, down from 6.6% as of December 30, 2018, and up from 5.5% as of December 31, 2017. We have begun to use interest rate swaps to manage our exposure to interest rate changes, which can drive cash flow variability related to our debt. Refer to the Notes to our consolidated financial statements titled “Long-Term Debt” and “Derivative Financial Instruments and Purchase Commitments” included elsewhere in this proxy for additional information on debt, derivative and purchase commitment activity.
LIBOR Transition — As of March 29, 2020, we had $649.3 million in variable rate indebtedness, down from $650.6 million at December 29, 2019, all or a portion of which uses London interbank offered rates, or LIBOR, as a benchmark for establishing applicable rates. As announced in July 2017, LIBOR is expected to be phased out by the end of 2021. Although many of our LIBOR-based obligations provide for alternative methods of calculating the interest rate payable if LIBOR is not reported, the extent and manner of any future changes with respect to methods of calculating LIBOR or replacing LIBOR with another benchmark are unknown and impossible to predict at this time and, as such, could result in interest rates that are materially than current interest rates. If interest rates applicable to our variable interest indebtedness increase, our different interest expense will also increase, which could make it difficult for us to make interest payments and fund other fixed costs and, in turn, adversely impact our cash flow available for general corporate purposes.
COVID-19 — In December 2019, the COVID-19 virus was reported in Wuhan, China. The World Health Organization declared COVID-19 to constitute a “Public Health Emergency of International Concern” on January 30, 2020 and finally characterized it as a “pandemic” on March 11, 2020. This corresponds closely with the beginning of COVID-19’s impact on the consumption, distribution and production of our products. We are taking necessary preventive actions and implementing additional measures to protect our employees who are working on and off site. As we have continued to experience higher demand for our products versus the prior year, we have been servicing that demand by increasing production and distribution activities. Generally, producers of food products, including salty snacks, have been deemed “essential industries” by federal, state, and local governments and are exempt from certain COVID-19-related restrictions on business operations. Our strategic manufacturing capabilities and DSD distribution network have allowed us to effectively service increases in demand and be responsive to evolving market dynamics driven by changes in consumer behavior. We will continue to monitor customer and consumer demands and adapt our plans as needed to continue to meet these demands.
Recent Developments and Significant Items Affecting Comparability
Acquisitions
On November 19, 2019, we entered into a stock purchase agreement to acquire all outstanding shares of common stock and certain real estate assets of Kitchen Cooked Inc., an Illinois corporation. We acquired Kitchen Cooked to expand our distribution and production capacity in Illinois and the surrounding area. The acquisition closed on December 30, 2019, when we made a cash payment of $6.9 million and recorded $2.0 million in deferred payment obligations for the acquisition of the outstanding shares of Kitchen Cooked as well as certain real estate supporting its operations. The $2.0 million in deferred payments is payable in installments of $1.0 million each on the first two anniversaries following the closing date.
On October 21, 2019, we closed on our acquisition of Kennedy from Conagra Brands Inc. We acquired this business to expand our national footprint and our DSD snacks business as well as capture synergies. The acquisition provided us with the second largest DSD network for branded salty snacks in the Pacific Northwest, a regional production facility, and increased scale with retailers in the western United States. Our Consolidated Statements of Operations and Comprehensive Income include the operations of this business from October 21, 2019 through December 29, 2019 and also the first fiscal quarter of 2020. We evaluated the impact of the acquisition of Kennedy on our financial statements and concluded that the impact was significant and required the inclusion of pro forma financial results assuming the acquisition had occurred on December 31, 2018. The acquisition of Kennedy added $20.6 million in net sales for fiscal 2019, which impacted the comparability of fiscal 2019 versus fiscal 2018 results of operations.
On December 14, 2017, we closed on our acquisition of Inventure Foods. Inventure Foods produces and markets specialty snack foods, including those perceived by consumers as “better for you” snacks, nationally through distributors, national retailers, club stores, grocery stores and convenience stores. We acquired Inventure Foods to expand our national footprint, enhance our presence in the “better for you brands” salty snacking products, increase our penetration in convenience stores, add production facilities in Indiana and Arizona, and capture synergies. The acquisition of Inventure Foods added $4.9 million in net sales for fiscal 2017, which impacted the comparability of fiscal 2018 versus fiscal 2017 results of operations.
The combined pro forma financial information and other non-GAAP financial measures do not reflect the realization of any expected synergies from the acquisitions of Kennedy in fiscal 2019 and Kitchen Cooked in fiscal 2020, or incremental public company costs from the Business Combination. We currently estimate that synergies from the elimination of certain procurement, and selling and administrative expenses will result in annual combined integration-related cost savings of approximately $7.0 million from the acquisitions of Kennedy and Kitchen Cooked. In addition, the Company estimates it will incur incremental annual public company costs of approximately $3.0 million following the Business Combination. Although the Company believes that such synergies will be realized and incremental costs will be incurred, there can be no assurance that such synergies or cost estimates will be achieved, and therefore they have not been included as adjustments in the pro forma information or in non-GAAP financial measures.
Trade Spend Estimates
We implemented a new booking system in fiscal 2019 to manage trade spend costs which enabled us to analyze large volumes of trade spend activity information that was previously not available and refine its period end estimates for trade spend reserves. This refined methodology resulted in a one-time true-up charge contributing to the $6.8 million increase in trade spend reserve for fiscal 2019. We have not adjusted fiscal 2019 Adjusted EBITDA for the impact of this increased trade expense due to the change in estimate. We intend to continue using this refined estimation methodology in future periods and does not expect similar material true-ups due to changes in reserve methodology will recur in future periods.
Commodity Trends
We regularly monitor available supply and commodity costs so we can cost-effectively secure ingredients, packaging and fuel required for production. During fiscal 2019, we experienced cost inflation in our aggregate commodity costs, the primary drivers of which were increased costs for packaging, energy, grains, and oils.
A number of external factors such as weather conditions, commodity market conditions, and the effects of governmental, agricultural or other programs affect the cost and availability of raw materials and agricultural materials used in our products. We address commodity cost fluctuations through the use of buying-forward, which locks in pricing for key materials between three and 12 months in advance. Other methods include hedging, price increases, and manufacturing and overhead cost control. Our hedging techniques, such as forward contracts, limit the impact of fluctuations in the cost of our principal raw materials; however, we may not be able to fully hedge against commodity cost changes, where there is a limited ability to hedge, and our hedging strategies may not protect us from increases in specific raw material costs. Due to competitive or market conditions, planned trade or promotional incentives, or other factors, our pricing actions may also lag commodity cost changes temporarily. Our productivity programs are also designed to achieve cost savings in our supply chain to mitigate commodity inflation; however, there are no assurances these savings will be sufficient to offset commodity price increases.
We expect commodity cost volatility to continue in 2020 and in the future. While the costs of our principal raw materials fluctuate, we believe there will continue to be an adequate supply of the raw materials we use and that they will generally remain available from numerous sources.
U.S. Tax Reform
U.S. tax reform included a broad range of business tax provisions, including but not limited to a reduction in the U.S. federal corporate income tax rate from 35% to 21%, as well as provisions that limit or eliminate various deductions or credits. While clarifying guidance was issued by the U.S. Treasury Department and Internal Revenue Service, or IRS, during 2018 and 2019, we continue to evaluate the impacts as additional guidance on implementing the legislation becomes available. The impact of adopting the new provisions was a $7.9 million non-cash tax benefit recorded during fiscal 2017.
Independent Operator Conversions
Our DSD distribution network is comprised of company-owned routes operated by company employee route sales professionals, or RSPs, and third-party routes managed by independent operators, or IOs. We have used both the RSP and IO models for more than a decade. In fiscal year 2017, we embarked on a multi-year strategy to convert our company owned RSP routes to the IO model. As of January 1, 2017, the mix between IOs and RSP routes was approximately 33% and 67%, respectively. As of December 29, 2019, the mix between IOs and RSP was approximately 77% and 23% respectively and has maintained the same ratio through March 29, 2020. For the thirteen weeks ended March 31, 2019 the same ratio was 70% and 30% for IOs and RSPs respectively. We anticipate completing the remaining conversions to IO routes by the second half of 2021. The conversion process involves selling distribution rights to a defined route to an IO.

As we convert routes to IOs, there is a meaningful decrease in the selling and administrative costs that we previously incurred for RSPs and related sales support and overhead functions, partially offset by an increase in discounts paid to IOs to cover their cost to distribute our product, which is recorded as a reduction to Net Sales. As a result, the net impact of IO conversions is a reduction in Net Sales and Gross Profit offset by a decrease in Selling expenses, which we believe generally results in a net benefit to operating income after initial transformation and implementation costs. We have historically incurred Business Transformation costs associated with IO conversions, including severance, reorganization, and other related expenses, partially offset by gains on sales of IO routes and related fixed assets to IOs. Conversions also impact our balance sheet resulting in cash proceeds to us as a result of selling the route to an IO, or by creating notes receivable related to the sale of the routes. In the past, when we converted Company-Owned routes to Independent Operators (IO), we generated an income of $8.6 million, $8.3 million and $11.4 million in fiscal years 2019, 2018 and 2017, respectively, by selling the distribution rights to routes and by selling used trucks to the IOs. Correspondingly, we incurred severance expenses of $0.9 million, $2.5 million and $2.9 million in fiscal years 2019, 2018 and 2017, respectively, because we terminated the employment of the Route Sales Professionals (RSPs) that were operating these routes for the company. In addition, we invested $0.6 million and $0.6 million in fiscal years 2019 and 2018, respectively, in the newly converted IO markets to support these small businesses establishing themselves in the initial days and weeks. These investments ranged from helping them with start-up costs and buying back out-of-code product for a few days after conversion. We expect the impacts from these conversions on our financial results to stabilize upon completion of our conversion from RSP to IO routes.
Conversions of routes from RSPs to IOs have had a negative impact to our net sales and net sales growth rate, as distribution costs previously expensed in SG&A under the RSP model are eliminated and replaced by a discount paid to IOs (an “IO discount”) which is recorded as a reduction to our net sales. Consequently, the shift from RSPs toward IOs has reduced, and we expect will continue to reduce, our net sales and net sales growth rate as we complete the remaining conversions. Similarly, the conversion of routes to IOs has reduced, and we expect will continue to reduce, our gross profit, gross profit growth rate, and gross profit as a percentage of net sales as we complete the remaining conversions. These IO conversions also have reduced, and we expect will continue to reduce, our selling, general, and administrative costs as we complete the remaining conversions. We believe the net impact to operating profit from conversions is positive, after initial transition costs. We disclose in our discussion of historical financial performance below the annual impact of this structural shift toward IOs on our net sales and gross profit, and related growth rates and margins.
Debt Structure
In November 2017, we entered into a First Lien Term Loan Credit Agreement and a Second Lien Term Loan Credit Agreement to fund the acquisition of Inventure, repay amounts outstanding under our prior credit facility (the “January 2017 Credit Facility”), and repurchase Class A Common Units from a minority investor. These term loans significantly increased our outstanding debt and resulted in $42.3 million in incremental interest expense in fiscal 2018, which impacted the comparability of our fiscal 2018 and fiscal 2019 results of operations in comparison to fiscal 2017. In October 2019, we repaid the Second Lien Term Loan with the proceeds of the sale of preferred and common units by Series U of UM Partners, LLC, Series R of UM Partners, LLC, and SRS Leasing LLC of Series U, Series R, and SRS, respectively, to a minority investor. In November 2017, we also entered into an ABL Credit Agreement (the “ABL Loan”). Separately, in October 2019, we entered into an Indenture and Note Purchase Agreement to issue a Secured First Lien Note to fund the acquisition of Kennedy.
Controls and Procedures
We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes- Oxley Act and are therefore not required in connection with this proxy statement/prospectus to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon the consummation of the Business Combination, we will be required to comply with the SEC’s rules implementing Section 302 of Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting beginning with our annual report for the year ending January 3, 2021. We will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a) of the Securities Act.
Financial Outlook
We seek to achieve profitable, long-term growth and manage our business to attain this goal using our key operating metrics: Adjusted Gross Profit, EBITDA, Adjusted EBITDA, and Further Adjusted EBITDA. We use these non-GAAP financial metrics and related computations to evaluate and manage the business and to plan and make near and long-term operating and strategic decisions. As such, we believe these metrics are useful to investors as they provide supplemental information in addition to U.S. Generally Accepted Accounting Principles, or U.S. GAAP, financial results. We believe it is useful to provide investors with the same financial information that we use internally to make comparisons of historical operating results, identify trends in underlying operating results, and evaluate our business. We believe our non-GAAP financial measures should always be considered in relation to GAAP results. We have provided reconciliations between GAAP and non-GAAP financial measures in “Non-GAAP Financial Measures,” which appears later in this section.
Results of Operations
Overview
Net sales are evaluated based on classification as Power or Foundation brands. Power brands include our iconic heritage Utz brand; craft brands such as Zapp’s, Golden Flake Pork Skins, and Hawaiian; “better for you” brands such as Good Health and Boulder Canyon; and selected licensed brands such as TGI Fridays and Herdez. Our Foundation brands are comprised of several regional brands, including Bachman, Golden Flake Potato Chips and Cheese Snacks, Tim’s Cascade Snacks, Snyder of Berlin, and “Dirty” Potato Chips as well as partner and private label brands.

Thirteen Weeks Ended March 29, 2020 versus Thirteen Weeks Ended March 31, 2019
The following table presents selected financial data for the thirteen weeks ended March 29, 2020 and March 31, 2019 (in thousands, except percentages):
	Thirteen Weeks Ended
	March 29, 2020	% of sales	March 31, 2019	% of sales
Net sales	228,029	100.0%	178,412	100.0%
Cost of goods sold	148,015	64.9%	121,880	68.3%
Gross profit	80,014	35.1%	56,532	31.7%
Selling and administrative expenses
Selling	48,333	21.2%	37,136	20.8%
Administrative	19,940	8.7%	13,394	7.5%
Total Selling and Administrative expenses	68,273	29.9%	50,530	28.3%
Gain on sale of assets
Gain on disposal of PP&E	68	0.0%	729	0.4%
Gain on sale of routes, net	404	0.2%	2,442	1.4%
Total gain on sale of assets	472	0.2%	3,171	1.8%
Income from operations	12,213	5.4%	9,173	5.1%
Other (expense) income
Interest expense	(9,643)	-4.2%	(12,545)	-7.0%
Other income, net	580	0.3%	1,134	0.6%
Other (expense), net	(9,063)	-4.0%	(11,411)	-6.4%
Income (loss) before taxes	3,150	1.4%	(2,238)	-1.3%
Income tax expense	1,458	0.6%	377	0.2%
Net income (loss)	1,692	0.7%	(2,615)	-1.5%
Net income (loss) attributable to noncontrolling interest	0	0.0%	(705)	-0.4%
Net income (loss) attributable to controlling interest	1,692	0.7%	(3,320)	-1.9%
Adjusted EBITDA	29,257	12.8%	17,744	9.9%
Net sales
Net sales for the thirteen weeks ended March 29, 2020 was $228.0 million, a $49.6 million or a 27.8% increase compared to net sales of $178.4 million for the thirteen weeks ended March 31, 2019. The increase in net sales was related to the Kennedy Acquisition and Kitchen Cooked Acquisition, increased sales to key customers in January and February, and significant demand increases in March related to COVID-19 shelter-in-place measures.
The Kennedy Acquisition contributed $28.2 million, while the Kitchen Cooked Acquisition contributed $1.7 million to net sales for the thirteen weeks ended March 29, 2020. IO discounts increased from $17.4 million in the prior year period to $20.8 million for the thirteen weeks ended March 29, 2020, reducing net sales by $3.4 million for the period. Excluding the offsetting impacts of acquisitions and changes in IO discounts, total net sales grew 11.8% for the first fiscal quarter of 2020 relative to 2019.
Excluding the impact of acquisitions and higher IO discounts, Power brands, which accounted for approximately 79% of overall sales, increased by approximately 14%, while Foundation brand which accounted for the remaining 21% of overall sales, were flat. Growth in Power brands was led by Utz, Zapp’s and Golden Flake Pork Skins brands. Growth in key Foundation brands was offset by our strategic decision to exit non-core private label businesses.
Cost of goods sold and Gross profit
Gross profit for the thirteen weeks ended March 29, 2020 was $80.0 million, a $23.5 million and 41.6% increase, compared to gross profit of $56.5 million for the thirteen weeks ended March 31, 2019. The increase in gross profit in the fiscal first quarter of 2020 was driven by higher sales, leveraging our existing infrastructure and available capacity, as well as lower per unit costs for materials and overhead driven by productivity initiatives and lower commodity costs captured by our project management office. Our gross profit margin was 35.1% and 31.7% for the fiscal first quarter of 2020 and 2019, respectively. The improvement in gross profit margin was primarily driven by the sales volume leverage on controllable overhead costs and productivity savings. IO discounts increased from $17.4 million in the prior year period to $20.8 million for the thirteen weeks ended March 29, 2020, reducing gross profit by $3.4 million for the period. Excluding the impact of increased IO discounts due to DSD route conversions, gross profit as a percentage of net sales would have increased by 4.3% from 31.7% to 36.0%.
Selling and administrative
Selling and administrative expenses for the thirteen weeks ended March 29, 2020 were $68.3 million, a $17.7 million and 35.1% increase, compared to selling and administrative expenses of $50.5 million for the thirteen weeks ended March 31, 2019. Excluding a $7.6 million increase in expenses related to the acquired Kennedy and Kitchen Cooked entities, selling and administrative expenses for the thirteen weeks ended March 29, 2020 increased $10.1 million or 20.0% versus the thirteen weeks ended March 31, 2019. The increased expenses in the fiscal first quarter of 2020 were driven by higher delivery costs related to incremental sales volume, additional planned trade investments in the fiscal first quarter of 2020 versus the same period in 2019, higher transaction-related service provider fees, and incremental costs and reserve development to maintain safe business operations during the COVID-19 pandemic.
Gain (loss) on sale of assets
Gain on sale of assets for the thirteen weeks ended March 29, 2020 was $0.5 million versus $3.2 million for the thirteen weeks ended March 31, 2019 and was primarily driven by a reduction in the number of conversions of RSP routes to IO routes, which resulted in lower proceeds from the sale of routes in the fiscal first quarter of 2020.
Other (expense) income, net
Other expense, net for the thirteen weeks ended March 29, 2020 was $9.1 million, down $2.3 million from $11.4 million during the thirteen weeks ended March 31, 2019. The reduction was primarily related to $2.9 million in lower interest expense driven by a reduction in the comparative average LIBOR rate resulting in a $1.6 million benefit and refinancing to a lower rate on the Second Lien Term Loan in the fiscal fourth quarter of 2019 which favorably impacted the fiscal first quarter of 2020. The lower interest expense in the fiscal first quarter was partially offset by a comparative $0.4 million gain on the disposal of assets in fiscal first quarter 2019 not repeated in the fiscal first quarter of 2020.
Income taxes
Income taxes for the thirteen weeks ended March 29, 2020 were $1.5 million, a $1.1 million increase, compared to income taxes of $0.4 million for the thirteen weeks ended March 31, 2019, which was primarily driven by the stronger operating results. As a limited liability company, we are generally not subject to entity-level taxes for income generated through our subsidiary operating partnerships; consequently, our income tax expense relates primarily to certain of our corporate subsidiaries that are subject to corporate income taxes.
Adjusted EBITDA
Adjusted EBITDA for the thirteen weeks ended March 29, 2020 was $29.2 million compared to adjusted EBITDA of $17.7 million for thirteen weeks ended March 31, 2019. The adjusted EBITDA growth of $11.5 million or 65.0% was primarily driven by strong operating results due to higher sales and improved gross profit margins.

Fifty-Two Week Comparisons for Fiscal Years Ending 2017 Through 2019
The following table presents selected financial data for the fifty-two weeks ended December 29, 2019, December 30, 2018, and December 31, 2017 (in thousands, except percentages):
	Fiscal Year Ended
	December 29, 2019	% of sales	December 30, 2018	% of sales	December 31, 2017	% of sales
Net sales	768,228	100.0%	772,035	100.0%	707,035	100.0%
Cost of goods sold	514,430	67.0%	505,330	65.5%	445,548	63.0%
Gross profit	253,798	33.0%	266,705	34.5%	261,487	37.0%
Selling and administrative expenses
Selling	163,589	21.3%	183,374	23.8%	180,956	25.6%
Administrative	64,723	8.4%	68,018	8.8%	69,982	9.9%
Total selling and administrative expenses	228,312	29.7%	251,392	32.6%	250,938	35.5%
Gain (loss) on sale of assets
Gain (loss) on disposal of PP&E	6,028	0.8%	(2,312)	-0.3%	(11,813)	-1.7%
Gain on sale of routes, net	7,232	0.9%	6,382	0.8%	11,364	1.6%
Total gain (loss) on sale of assets	13,260	1.7%	4,070	0.5%	(449)	-0.1%
Income from operations	38,746	5.0%	19,383	2.5%	10,100	1.4%
Other (expense) income
Interest expense	(48,388)	-6.3%	(45,715)	-5.9%	(11,067)	-1.6%
Other (expense) income, net	(576)	-0.1%	607	0.1%	1,921	0.3%
Other (expense) income, net	(48,964)	-6.4%	(45,108)	-5.8%	(9,146)	-1.3%
(Loss) income before taxes	(10,218)	-1.3%	(25,725)	-3.3%	954	0.1%
Income tax expense (benefit)	3,146	0.4%	1,919	0.2%	(16,146)	-2.3%
Net (loss) income	(13,364)	-1.7%	(27,644)	-3.6%	17,100	2.4%
Net income attributable to noncontrolling interest	(2,808)	-0.4%	(2,856)	-0.4%	(3,497)	-0.5%
Net (loss) income attributable to controlling interest	(16,172)	-2.1%	(30,500)	-4.0%	13,603	1.9%
Adjusted EBITDA	86,491	11.3%	75,528	9.8%	73,179	10.4%
Fifty-Two Weeks Ended December 29, 2019 versus Fifty-Two Weeks Ended December 30, 2018
Net sales
Net sales for fiscal 2019 compared to fiscal 2018 remained relatively flat, with a $3.8 million and 0.5% decrease year over year. The decrease in net sales was related to the conversion of RSP operated routes to IOs which resulted in additional discounts and commissions offered to IOs. IO discounts increased from $58.0 million in fiscal 2018 to $77.2 million in fiscal 2019, reducing net sales by $19.2 million for the period. This conversion was mostly offset by the fourth quarter results associated with the acquisition of Kennedy, which closed on October 21, 2019.
Excluding the offsetting impact of the Kennedy Acquisition and changes in IO discounts, Power brands, which accounted for approximately 78% of the overall sales, increased by approximately 2%. This was partially offset by a decrease in sales of approximately 5% within the Foundation brands, which accounted for the remaining 22%. Growth in Power brands was led by the Utz, Zapp’s and Golden Flake Pork Skins brands, partially offset by the negative impact of a strategic realignment of the Boulder Canyon and TGI Fridays brands as part of the Inventure Foods integration process. The decrease in sales of Foundation brands primarily resulted from our strategic decision to exit certain low-margin, non-core private label businesses acquired through previous acquisitions.

Cost of goods sold and Gross profit
Our gross profit for fiscal 2019 was $253.8 million, a $12.9 million and 4.8% decrease compared to gross profit of $266.7 million for fiscal 2018. The decrease in gross profit in fiscal year 2019 was made up of a net $16.8 million reduction due to conversion of RSP routes to IOs which increased IO discounts and decreased cost of stale and damaged product, $5.4 million increase due to the Kennedy acquisition, and $1.5 million reduction primarily due to higher input costs. Our gross profit margin was 33.0% and 34.5% for fiscal years 2019 and 2018, respectively. The decrease in gross profit margin was primarily driven by the conversion of RSP routes to IOs as well as lower overall gross profit margins of Kennedy and higher input costs. IO discounts increased from $58.0 million in fiscal 2018 to $77.2 million in fiscal 2019, reducing gross profit by $19.2 million for the period. Excluding the impact of increased IO discounts due to DSD route conversions, gross profit as a percentage of net sales would have increased by 0.2% from 34.5% to 34.7%.
Selling and administrative
Our selling and administrative expenses for fiscal 2019 were $228.3 million, a $23.1 million and 9.2% decrease, compared to selling and administrative expenses of $251.4 million for fiscal 2018. The decrease in selling and administrative expenses for fiscal year 2019 was primarily made up of a $18.0 million reduction driven by conversion of RSP operated routes to IOs over the course of fiscal years 2018 and 2019. IO conversions resulted in decreased RSP compensation and benefit costs, fleet expenses, and sales management costs in fiscal year 2019. Selling and administrative expenses also decreased by $6.7 million primarily due to a full year of benefit from integration-related cost savings realized from the acquisition of Inventure Foods. These decreases were partially offset by $1.6 million of increased marketing investments for sponsorships in fiscal year 2019.
Gain (loss) on sale of assets
Our gain on sale of assets for fiscal 2019 was $13.3 million, a $9.2 million and 225.8% increase, compared to our gain on sale of assets of $4.1 million for fiscal 2018. The increase in gain on sale of assets for fiscal year 2019 was primarily driven by the sale of one of our plants for a $4.6 million gain, compared to a net loss realized on the disposal of computer hardware and software and other certain assets in 2018. In addition, gain on sale of routes to IOs contributed $0.9 million to the increase in gain on sale of assets for fiscal year 2019.
Other (expense) income, net
Other expense, net for fiscal 2019 was $49.0 million, $48.4 million of which was related to interest expense. Of the 2019 interest expense, $43.7 million was related to our credit facility and other long-term debt, $2.1 million was related to deferred financing fees, and $2.6 million was related to Notes Payable — IO loans. The interest expense on Notes Payable — IO loans is a pass-through expense that has an offsetting interest income within other income, net, which is paid by such IO. Other expense, net for fiscal 2018 was $45.1 million, $45.7 million of which was related to interest expense. Of the 2018 interest expense, $42.3 million was related to our credit facility and other long-term debt, $2.4 million was related to deferred financing fees, and $0.7 million was related to IO loans. The total interest expense increased by $2.7 million or 5.8%. This change was primarily driven by an increase in the average LIBOR rate on our variable rate debt and our pass-through interest expense on notes payable related to the financing of the sale of IO routes, which were partially offset by lower interest expense in connection with the repayment of our Second Lien Term Loan in fiscal year 2019.
Income taxes
Income taxes for the fiscal 2019 were $3.1 million, a $1.2 million increase, compared to income taxes of $1.9 million for fiscal 2018, which was primarily due to the mix of income related to taxable entities and non-taxable partnerships. As a limited liability company, we are generally not subject to entity-level taxes for income generated through our subsidiary operating partnerships; consequently, our income tax expense relates primarily to certain of our corporate subsidiaries that are subject to corporate income taxes.

Adjusted EBITDA
Adjusted EBITDA for fiscal 2019 was $86.5 million, an $11.0 million and 14.6% increase, compared to adjusted EBITDA of $75.5 million for fiscal 2018, and was primarily due to the acquisition of Kennedy and lower selling and administrative expenses as a result of the realization of synergies related to the Inventure Foods acquisition and IO conversion discussion above.
We implemented a new booking system in fiscal 2019 to manage trade spend costs which enabled us to analyze large volumes of trade spend activity information that was previously not available and refine its period end estimates for trade spend reserves. This refined methodology resulted in a one-time true-up charge contributing to the $6.8 million increase in trade spend reserve for fiscal 2019. We have not adjusted fiscal 2019 Adjusted EBITDA for the impact of this increased trade expense due to the change in estimate. We intend to continue using this refined estimation methodology in future periods and does not expect similar material true-ups due to changes in reserve methodology will recur in future periods.
Fifty-Two Weeks Ended December 30, 2018 versus Fifty-Two Weeks Ended December 31, 2017
Net sales
Our net sales for fiscal 2018 was $772.0 million, a $65.0 million and 9.2% increase compared to net sales of $707.0 million for fiscal 2017.
The increase in net sales related to the benefit of a full year of net sales of Inventure Foods in fiscal 2018, partially offset by the conversion of RSP operated routes to IOs resulting in greater IO discounts and a reduction to net sales. IO discounts increased from $40.4 million in fiscal 2017 to $58.0 million in fiscal 2018, reducing net sales by $17.6 million for the period.
Excluding the offsetting impact of the Inventure Foods acquisition and the conversion to IO’s, Power brands, which accounted for approximately 78% of the overall sales, increased by approximately 3%. This was partially offset by a decrease of approximately 11% within the Foundation brands, which accounted for the remaining 22% of overall sales. The decrease in sales of Foundation brands primarily resulted from our strategic decision to exit certain low-margin, non-core private label businesses acquired through previous acquisitions.
Cost of goods sold and Gross profit
Our gross profit for fiscal 2018 was $266.7 million, a $5.2 million and 2.0% increase compared to gross profit of $261.5 million for fiscal 2017. The increase in gross profit in fiscal year 2018 was primarily driven by increased sales from the acquisition of Inventure Foods in the fourth quarter of 2017, partially offset by conversion of RSP routes to IOs. Our gross profit margin was 34.5% and 37.0% for 2018 and 2017, respectively. The decrease in gross profit margin was driven primarily by the conversion of RSP routes to IOs as well as lower overall gross profit margins of Inventure Foods, partially offset by our exit from certain low-margin private label business. IO discounts increased from $40.4 million in fiscal 2017 to $58.0 million in fiscal 2018, reducing gross profit by $17.6 million for the period. Excluding the impact of increased IO discounts due to DSD route conversions, gross profit as a percentage of net sales would have decreased by 1.0% from 37.0% to 36.0%.
Selling and administrative
Our selling and administrative expenses for fiscal 2018 were $251.4 million, a $0.5 million and 0.2% increase, compared to selling and administrative expenses of $250.9 million for fiscal 2017. The relatively flat change in selling and administrative expenses in fiscal year 2018 compared to fiscal year 2017 was due to various offsetting factors, including increases to non-recurring items associated acquisition and integration costs during the year, which were offset by lower operating costs resulting from the integration of Inventure Foods and the approximately 400 IO conversions during fiscal 2018 that decreased RSP compensation and benefits costs, fleet expenses, and sales management costs.

Gain (loss) on sale of assets
Our gain on sale of assets for fiscal 2018 was $4.1 million, a $4.5 million increase, compared to our loss on sale of assets of $0.4 million for fiscal 2017. This was primarily attributable to a lower loss on the disposal of property, plant and equipment in fiscal year 2018 versus fiscal year 2017 where we recorded a loss of $9.1 million on the sale of one of our plants, which was offset by a relatively lower gain on sale of routes in fiscal year 2018 versus fiscal year 2017.
Other (expense) income, net
Other expense, net, for fiscal 2018 was $45.1 million, $45.7 million of which was related to interest expense. Of the 2018 interest expense, $42.3 million was related to our credit facility and other long-term debt, $2.4 million was related to deferred financing fees, and $0.7 million was related to Notes Payable — IO loans. The interest expense on Notes Payable — IO loans is a pass-through expense that has an offsetting interest income within other income, net, which is paid by such IO. Other expense, net for fiscal 2017 was $9.1 million, $11.1 million of which was related to interest expense. Of the 2017 interest expense, $9.0 million was related to term debt and notes, $1.9 million was related to deferred financing fees, and $0.2 million was related to Notes Payable — IO loans. The total interest expense increased by $34.6 million or 313.1%. The increase in interest expense in fiscal year 2018 was primarily driven by the November 2017 financing transactions and the new term loans entered into to finance the acquisition of Inventure, repay prior indebtedness, and repurchase Class A common units from a minority investor.
Income taxes
Income tax expense for fiscal 2018 was $1.9 million, an $18.1 million decrease, compared to an income tax benefit of $16.1 million for fiscal 2017, which was primarily due to a favorable adjustment for the impact of U.S. tax reform, state tax expenses, and the mix of income related to taxable entities and non-taxable partnerships. The U.S. tax reform impact was mainly driven by the impact on our deferred taxes of the reduction in the Federal corporate income tax rate from 35% to 21%. This provided us with a one-time $7.9 million benefit. As a limited liability company, we are generally not subject to entity-level taxes for income generated through our subsidiary operating partnerships, consequently, our income tax expense related primarily to certain of our corporate subsidiaries that are subject to corporate income taxes.
Adjusted EBITDA
Adjusted EBITDA for fiscal 2018 was $75.5 million, a $2.3 million and 3.1% increase, compared to adjusted EBITDA of $73.2 million for fiscal 2017, which was driven, among other factors, by the acquisition and integration of Inventure Foods.
Non-GAAP Financial Measures
We use non-GAAP financial information and believe it is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate the business. We use non-GAAP financial measures to budget, make operating and strategic decisions, and evaluate our performance. We have detailed the non-GAAP adjustments that we make in our non-GAAP definitions below. The adjustments generally fall within the categories of non-cash items, acquisition and integration costs, business transformation initiatives, and financing related costs. We believe the non-GAAP measures should always be considered along with the related GAAP financial measures. We have provided the reconciliations between the GAAP and non-GAAP financial measures below, and we also discuss our underlying GAAP results throughout the Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Report.
Our primary non-GAAP financial measures are listed below and reflect how we evaluate our current and prior-year operating results. As new events or circumstances arise, these definitions could change. When the definitions change, we provide the updated definitions and present the related non-GAAP historical results on a comparable basis.

Adjusted Gross Profit and Pro Forma Adjusted Gross Profit
We define Adjusted Gross Profit as Gross Profit excluding Depreciation and Amortization expense. Adjusted Gross Profit is one of the key performance indicators that our management uses to evaluate our operating performance. We believe that the presentation of Adjusted Gross Profit is useful to investors in the evaluation of our operating performance compared to other companies in the salty snack industry, as similar measures are commonly used by the companies in this industry. This measure increases transparency and assists investors to understand and analyze our ongoing operational performance by excluding the impact from Depreciation and Amortization, a non-cash item. Pro Forma Adjusted Gross Profit is adjusted to include the historical gross profit (excluding depreciation and amortization) of Kennedy from the pre-acquisition period and the pre-acquisition gross profit of Kitchen Cooked for fiscal 2019.
Pro Forma Gross Profit is lower than Gross Profit for the thirteen weeks ended March 29, 2020 due to the additional depreciation and amortization adjustment presented in the Pro Forma Gross Profit as a result of the contemplated Business Combination. Please refer to the Unaudited Pro Forma Condensed Combined Financial Information for details of the preliminary purchase accounting due to the contemplated Business Combination.
The following table provides a reconciliation from Gross Profit to Adjusted Gross Profit and from Pro Forma Gross Profit to Pro Forma Adjusted Gross Profit for the thirteen weeks ended March 29, 2020 and March 31, 2019 and the fiscal years ended December 29, 2019, December 30, 2018, and December 31, 2017:
	Thirteen Weeks Ended		Fiscal Year Ended
(dollars in millions)	March 29, 2020	March 31, 2019	December 29, 2019	December 30, 2018	December 31, 2017
Gross Profit	80.0	56.5	253.8	266.7	261.5
Depreciation and Amortization	5.3	3.9	16.8	18.2	13.9
Adjusted Gross Profit	85.3	60.4	270.6	284.9	275.4
Pro Forma Gross Profit	77.0	63.1	278.2
Depreciation and Amortization	8.3	6.7	27.6
Pro Forma Adjusted Gross Profit	85.3	69.8	305.8
EBITDA, Adjusted EBITDA, and Further Adjusted EBITDA
We define EBITDA as Net Income before Interest, Income Taxes, and Depreciation and Amortization.
We define Adjusted EBITDA as EBITDA further adjusted to exclude certain non-cash items, such as accruals for long-term incentive programs, hedging and purchase commitments adjustments, and asset impairments; Acquisition and Integration costs, Business Transformation Initiatives, and Financing-Related Costs.
We define Further Adjusted EBITDA as Adjusted EBITDA after giving effect to pre-acquisition EBITDA of Kennedy, pre-acquisition Adjusted EBITDA of Kitchen Cooked and pre-acquisition EBITDA of Collier Creek Holdings. We also report Further Adjusted EBITDA as a percentage of Pro Forma Net Sales as an additional measure to evaluate our Further Adjusted EBITDA margins on Pro Forma Net Sales.
Adjusted EBITDA is one of the key performance indicators we use in evaluating our operating performance and in making financial, operating, and planning decisions. We believe EBITDA, Adjusted EBITDA, and Further Adjusted EBITDA are useful to the users of this proxy statement in the evaluation of Utz’s operating performance compared to other companies in the salty snack industry, as similar measures are commonly used by companies in this industry. We have also historically reported an Adjusted EBITDA metric to investors and banks for covenant compliance. We also report Adjusted EBITDA as a percentage of Net Sales as an additional measure for users of this proxy to evaluate our Adjusted EBITDA margins on Net Sales.
The following table provides a reconciliation from Net Income (Loss) to EBITDA and Adjusted EBITDA for the thirteen weeks ended March 29, 2020 and March 31, 2019 and the fiscal years ended December 29, 2019, December 30, 2018, and December 31, 2017:

	Thirteen Weeks Ended		Fiscal Year Ended
(dollars in millions)	March 29, 2020	March 31, 2019	December 29, 2019	December 30, 2018	December 31, 2017
Net Income (loss)	1.7	(2.6)	(13.4)	(27.6)	17.1
Plus non-GAAP adjustments:
Income Tax (Benefit) or Expense	1.5	0.4	3.2	1.9	(16.1)
Depreciation and Amortization	8.9	6.9	29.3	30.4	29.0
Interest Expense, Net	9.6	12.5	48.4	45.7	11.1
Interest Income (IO loans)(1)	(0.5)	(0.9)	(3.5)	(2.6)	(2.1)
EBITDA	21.2	16.3	64.0	47.8	39.0
Certain Non-Cash Adjustments(2)	1.1	0.5	9.4	12.5	12.1
Acquisition and Integration(3)	5.2	0.7	3.3	11.3	5.6
Business Transformation Initiatives(4)	1.6	0.2	5.1	3.0	12.6
Financing-Related Costs(5)	0.1	—	4.7	0.9	3.9
Adjusted EBITDA(6)	29.2	17.7	86.5	75.5	73.2
Adjusted EBITDA as a % of Net Sales	12.8%	9.9%	11.3%	9.8%	10.4%
Kennedy Pre-Acquisition EBITDA(7)	—	2.5	9.9
Kitchen Cooked Pre-Acquisition Adjusted EBITDA(7)	—	—	0.5
Collier Creek EBITDA(8)	—	—	—
Further Adjusted EBITDA(9)	29.2	20.2	96.9
Further Adjusted EBITDA as a % of Pro Forma Net Sales	12.8%	9.9%	11.2%

(1)
Interest Income from IO Notes Receivable refers to Interest Income that we earn from IO Notes Receivable that have resulted from our Business Transformation Initiatives to transition from RSP distribution to IO distribution. We obtain bank financings, recorded in Notes Payable, that mirror the IO Notes Receivable, and the interest expenses associated with the bank financings were part of the Interest Expense, Net adjustment.

(2)
Certain Non-Cash Adjustments are comprised primarily of the following:

Incentive programs - We established our long-term incentive plan (“LTIP”) for employees in February 2018. We recorded expenses of $0.8 million and $0.9 million for thirteen weeks ended March 29, 2020 and March 31, 2019, respectively, and expenses of $6.5 million and $7.9 million in 2019 and 2018, respectively, for the estimated fair value of the vested LTIP Phantom Units. The expenses recognized relate to the tiered vesting of units that occurred for 40% of the Phantom Units in 2018 and 20% in 2019. Expenses incurred for LTIP are non-operational in nature and are expected to decline upon the vesting of the remaining Phantom Units at the end of fiscal year 2021. Additionally, certain Phantom Units may be converted into restricted stock units as part of the Business Combination. All LTIP phantom units will be settled on a non-cash basis.
Purchase Commitments and Other Adjustments - We have purchase commitments for specific quantities at fixed prices for certain of our products’ key ingredients. To facilitate comparisons of our underlying operating results, this adjustment was made to remove the volatility of gains and losses related to purchase commitments. We recorded a charge of $0.3 million for the thirteen weeks ended March 29, 2020, and a benefit of $0.4 million for thirteen weeks ended March 31, 2019, a benefit of $0.9 million for 2019 and a charge of $1.1 million and $0.1 million for fiscal years 2018 and 2017, respectively.
We recorded other adjustments of $2.7 million in 2017 primarily related to minority interest earnings. Under the company’s legal entity structure in 2017, RILP minority interest earnings were recorded as a net expense for the Company. To correctly include the minority interest in consolidated income, we needed to adjust EBITDA for fiscal 2017. There was no adjustment for fiscal years 2018 and 2019 or the thirteen weeks ended March 29, 2020.
Asset Impairments and Write-Offs - There were no impairments recorded either the thirteen weeks ended March 29, 2020 or March 31, 2019. However, we did record impairments on certain trade name intangible brand assets in fiscal year 2019 and 2018 totaling $3.8 million and $2.9 million, respectively. Impairments recorded in fiscal years 2019 and 2018 were for a brand acquired from Inventure Foods and a brand acquired from Golden Flake, respectively. We also wrote-off certain computer hardware and software acquired in recent acquisitions that we retired. The associated expenses were $0.6 million and $0.1 million in fiscal years 2018 and 2017, respectively. An adjustment of $9.2 million was also made in fiscal 2017 for a non-cash loss on the sale of assets after one of our plants was damaged by fire.
(3)
Acquisition and Integration is comprised of transaction services, due diligence, consulting, accounting and legal fees, and other transaction-related expenses incurred for our several recent acquisitions, including Golden Flake, Inventure, Kennedy, and Kitchen Cooked, as well as certain previous potential acquisitions not executed. This adjustment also includes costs related to the Business Combination. We incurred costs of $5.2 million for the thirteen weeks ended March 29, 2020 and $0.7 million for the first quarter of fiscal 2019, and costs of $3.3 million, $11.3 million, and $5.6 million, for the fiscal years of 2019, 2018 and 2017, respectively. The fiscal 2018 adjustment included a $4.0 million write-off of certain plant assets to discontinue our manufacturing plant in Denver, Colorado, following a strategic review of manufacturing capacity related to the Inventure integration. Later, in fiscal 2019, we recorded $4.6 million in proceeds from the sale of the facility.

(4)
Business Transformation Initiatives is related to severance and other reorganization costs, professional, consultancy, and legal fees incurred for specific initiatives and structural changes to the business that do not reflect the cost of normal business operations. These initiatives primarily relate to the conversion from RSP distribution to IO distribution, which included severance costs associated with the elimination of RSP positions and other one-time costs offset by the sale of distribution rights to IOs and gains recognized on the disposal of trucks. Additionally, Business Transformation Initiatives includes certain corporate reorganization expenses, Rice/Lissette family-related costs historically incurred, certain charitable donations that Utz had made historically at the direction of the family owners, and compensation expenses that will not be incurred for normal business operations going forward. We incurred costs of $1.6 million for the thirteen weeks ended March 29, 2020 and $0.2 million for the thirteen weeks ended March 31, 2019, and costs of $5.1 million, $3.0 million, and $12.6 million, for the fiscal years of 2019, 2018 and 2017, respectively.

(5)
Financing-Related Costs includes certain costs related to our debt and equity financing activities, including legal and other professional fees. In fiscal 2017, these costs include expenses related to our November 2017 financing transactions, including the issuance of the First Lien Term Loan and Second Lien Term Loan, the refinancing of the January 2017 credit facility, and the repurchase of Class A Common Units held by an outside investor. In fiscal 2019, these costs include expenses related to the sale of preferred and common units by Series U, Series R, and SRS to an outside investor, the repayment of the Second Lien Term Loan, and the issuance of the Secured First Lien Note to finance the Kennedy Acquisition. Financing-Related Costs were $0.1 million related to the thirteen weeks ended March 29, 2020 and there were no charges for the thirteen weeks ended March 31, 2019, and adjustments of $4.7 million, $0.9 million, and $3.9 million were made in fiscal years 2019, 2018, and 2017, respectively. The amount in fiscal 2019 includes $4.3 million related to a loss recognized on extinguishment of debt related to the repayment of the Second Lien Term Loan as well as $0.4 million in professional fees related to the new capital raised, which were partially offset by deferred financing fees.

(6)
We implemented a new booking system in fiscal 2019 to manage trade spend costs which enabled us to analyze large volumes of trade spend activity information that was previously not available and refine its period end estimates for trade spend reserves. This refined methodology resulted in a one-time true-up charge contributing to the $6.8 million increase in trade spend reserve for fiscal 2019. We have not adjusted fiscal 2019 Adjusted EBITDA for the impact of this increased trade expense due to the change in estimate. We intend to continue using this refined estimation methodology in future periods and does not expect similar material true-ups due to changes in reserve methodology will recur in future periods.

(7)
The following table presents a reconciliation from Kennedy Pre-Acquisition Net Income, as derived from Note 4 to our Unaudited Pro Forma Condensed Combined Financial Information, to Kennedy Pre-Acquisition EBITDA:

	March 29, 2020	March 31, 2019	December 29, 2019
Kennedy Pre-Acquisition Net Income	—	2.1	7.1
Plus: Pro Forma Pre-Acquisition Depreciation and Amortization	—	0.4	2.8
Kennedy Pre-Acquisition EBITDA	—	2.5	9.9

Kitchen Cooked Pre-Acquisition Adjusted EBITDA represents a $0.2 million pre-acquisition net loss from Kitchen Cooked in fiscal 2019, primarily adjusted for depreciation and amortization, interest income, and certain adjustments related to its acquisition by Utz, such as transaction costs, one-time transaction-related bonuses, and a one-time rent payout upon acquisition of certain Kitchen Cooked facilities.
(8)
Collier Creek EBITDA relates to Collier Creek’s historic operations as a SPAC which will not continue following the Business Combination and is therefore excluded from Further Adjusted EBITDA to more accurately reflect our core ongoing operations.

(9)
Further Adjusted EBITDA does not reflect the realization of any expected synergies from the acquisitions of Kennedy in fiscal 2019 and Kitchen Cooked in fiscal 2020, or incremental public company costs from the Business Combination. The Company currently estimates that synergies from the elimination of certain procurement, manufacturing, logistics, and selling and administrative expenses will result in annual combined integration-related cost savings of approximately $7.0 million from the acquisitions of Kennedy and Kitchen Cooked. In addition, the Company estimates it will incur incremental annual public company costs of approximately $3.0 million following the Business Combination. Although the Company believes that such synergies will be realized and incremental costs will be incurred, there can be no assurance that such synergies or cost estimates will be achieved, and therefore they have not been included as adjustments in either Further Adjusted EBITDA or the pro forma information.

Liquidity and Capital Resources
The following table presents net cash provided by operating activities, investing activities and financing activities for thirteen weeks ended March 29, 2020 and March 31, 2019, as well as, the fifty two-week periods ended December 29, 2019, December 30, 2018 and December 31, 2017 (in thousands):
	Thirteen Weeks Ended		Fiscal Year Ended
	March 29, 2020	March 31, 2019	December 29, 2019	December 30, 2018	December 31, 2017
Net cash provided by / (used in) operating activities	(2,773)	(17,179)	27,992	15,747	49,776
Net cash provided by / (used in) investing activities	(14,464)	24,004	(115,882)	(2,169)	(171,148)
Net cash provided by (used in) financing activities	7,815	(5,423)	96,029	(16,366)	129,004
As of March 29, 2020, our consolidated cash and cash equivalents was $5.6 million or $2.7 million lower than our balance of $8.3 million at March 31, 2019. Net cash used by operating activities for thirteen weeks ended March 29, 2020 was $2.8 million compared to a use of $17.2 million for thirteen weeks ended March 31, 2019 with the difference largely driven by higher operating income of $3.0 million, higher depreciation and amortization of $2.0 million, lower interest expense of $2.9 million and lower net working capital use of $4.6 million in the fiscal first quarter of 2020. Cash used in investing activities for the thirteen weeks ended March 29, 2020 was $14.5 million mostly driven by the acquisition of Kitchen Cooked versus a source of $24.0 million for the thirteen weeks ended March 31, 2019, which was related to the proceeds from the sale of notes receivable from IOs to a financial institution. Net cash provided by financing activities was $7.8 million for thirteen weeks ended March 29, 2020 versus a usage of $5.4 million for the thirteen weeks ended March 31, 2019, with the majority of the difference resulting from a draw-down on the revolving line of credit in 2020 to help fund the Kitchen Cooked Acquisition and seasonal working capital needs.
For the fiscal year ended December 29, 2019, our consolidated cash and cash equivalents, increased by approximately $8.1 million to $15.1 million from $6.9 million at December 30, 2018. Net cash provided by operating activities for fiscal year 2019 was $28.0 million compared to $15.7 million of net cash provided by operating activities for fiscal year 2018. The increase in cash flows from operating activities was primarily due to a decrease in net loss of $14.3 million, partially offset by an increase in our net working capital of $3.3 million.

Net cash used in investing activities was $115.9 million for fiscal year 2019 compared to net cash used in investing activities of $2.2 million for fiscal year 2018. The increase in cash used in investing activities was attributed primarily to the purchase of Kennedy, which had a net impact of $137.8 million in investing activities. This was partially offset by proceeds of $33.2 million from the sale of notes receivable from IOs and $8.2 million from the sale of one of our manufacturing plants in fiscal year 2019. Capital Expenditures were $18.6 million in fiscal year 2019 compared to $13.1 million in fiscal year 2018. Of the stated totals, profit enhancing spend was $5.4 million or 29% in fiscal 2019 and $1.8 million or 14% in fiscal 2018. In fiscal 2019, capital expenditures included $4.7 million related to our new ERP implementation and excludes $1.5 million for capitalized artwork due to a policy change.
Net cash provided by financing activities for fiscal year 2019 was $96.0 million compared to net cash used in financing activities of $16.4 in fiscal year 2018. The increase in cash provided by financing activities was primarily due to additional debt of $121.3 million, net of original issue discount, borrowed under the Secured First Lien Floating Rate Note (see “Financing Arrangements — Term Loans”) to finance the acquisition of Kennedy. We also received a capital contribution of $123.9 million in fiscal year 2019 related to the purchase of preferred and common units by an outside investor. These sources were partially offset by the repayment of the Second Lien Term Loan Credit Agreement of $125.0 million.
Our consolidated cash and cash equivalents decreased by approximately $2.8 million from $9.7 million at December 31, 2017 to $6.9 million at December 30, 2018. Net cash provided by operating activities for fiscal year 2018 was $15.7 million compared to $49.8 million of net cash provided by operating activities for fiscal year 2017. This decrease was driven primarily by an increase in interest expense year over year in connection with the Term Loans entered into on November 21, 2017.
Net cash used in investing activities was $2.2 million for fiscal year 2018 compared to net cash used in investing activities of $171.1 million for fiscal year 2017. The cash used in investing activities in fiscal year 2017 was attributed primarily to the purchase of Inventure, which had a net impact of $157.8 million in investing activities. Capital Expenditures were $13.1 million in fiscal year 2018 compared to $15.2 million in fiscal year 2017. Of the stated totals, profit enhancing spend was $1.8 million or 14% in fiscal 2018 and $3.2 million or 21% in fiscal 2017. In fiscal 2017, capital expenditures exclude $6.4 million for non-recurring spend primarily related to the rebuild of a fire damaged manufacturing facility in Florida that we subsequently sold later in the year.
Net cash used in financing activities for fiscal year 2018 was $16.4 million compared to net cash provided by financing activities of $129.0 million in fiscal year 2017. Net cash used in financing activities in fiscal 2017 were primarily attributable to borrowings under the Term Loans for the Inventure acquisition, which were partially offset by the repayment of prior indebtedness and the repurchase of Class A common units from a minority investor, which did not recur in fiscal year 2018.
Contractual Obligations
The following is a summary of material contractual obligations and other commercial commitments as of December 29, 2019:
Contractual Obligations	Total	Less than 1 year	1 – 3 Years	4 – 5 Years
Term Loan	$652,700	$6,299	$16,984	$629,417
Capital lease obligations	6,055	1,518	3,437	1,100
Operating leases	33,355	8,195	16,578	8,582
Other long-term obligations, including current portion	33,729	6,466	18,067	9,196
Purchase commitments	35,000	35,000	—	—
Total Contractual Obligations	$760,839	$57,478	$55,066	$648,295
Financing Arrangements
The primary objective of our financing strategy is to maintain a prudent capital structure that provides us flexibility to pursue our growth objectives.

Revolving Credit Facility
On November 21, 2017, we entered into an asset based revolving credit facility in an initial aggregate principal amount of $100.0 million, which was increased to $116.0 million as of April 1, 2020. As of March 29, 2020, $10.0 million was outstanding on this facility. No amounts were outstanding under this facility as of December 29, 2019. Availability under the asset based revolving credit facility is based on outstanding borrowings and a monthly accounts receivable/inventory borrowing base certification, which is net of outstanding letters of credit. As of March 29, 2020, and December 29, 2019, $70.1 million and $83.0 million, respectively, was available for borrowing, net of letters of credit. The facility was to expire on November 21, 2022, but was extended to August 22, 2024, as of April 1, 2020. The facility bears interest at an annual rate based on LIBOR plus an applicable margin (ranging from 1.5% to 2.0%) or the prime rate plus an applicable margin (ranging from 0.5% to 1.0%). The interest rate on the facility as of March 29, 2020 and March 31, 2019 was 3.75% and 6.00%, respectively. We incurred interest of $0.2 million related to the revolving credit facility during the quarter ended March 29, 2020. The facility is also subject to unused line fees (0.5% at March 29, 2020) and other fees and expenses.
Standby letters of credit in the amount of $14.1 million were issued at both March 29, 2020 and December 29, 2019 while the amount issued at the fiscal first quarter of March 31, 2019 was $11.8 million. The standby letters of credit are primarily issued for insurance purposes.
Term Loans
On November 21, 2017, we entered into a First Lien Term Loan Credit Agreement (the “First Lien Term Loan”) in a principal amount of $535.0 million and a Second Lien Term Loan Credit Agreement (the “Second Lien Term Loan”, and collectively with the First Lien Term Loan, the “Term Loans”) in a principal amount of $125.0 million. The proceeds from the Term Loans were used to fund the acquisition of Inventure, refinance the January 2017 Credit Facility, and repurchase the Class A Common Units held by a minority investor.
The First Lien Term Loan requires quarterly principal payments of $1.3 million beginning March 2018, with a balloon payment due for any remaining balance on November 21, 2024. The First Lien Term Loan bears interest at an annual rate based on LIBOR plus an applicable margin of 3.5% or prime rate plus an applicable margin of 2.5%. The interest rate on the First Lien Term Loan as of March 29, 2020 and March 31, 2019 was 5.10% and 5.99%, respectively.
We also incurred closing and other costs associated with the Term Loans, which were allocated to each loan on a specific identification basis based on original principal amounts. Finance fees allocated to the First Lien Term Loan and the Second Lien Term Loan were $10.7 million and $4.1 million, respectively, which are presented net within “non-current portion of debt” on the balance sheet. Deferred fees are amortized ratably over the respective lives of each term loan. Deferred fees associated with the term loans under the January 2017 Credit Agreement were fully expensed during 2017.
On October 1, 2019, we repaid the Second Lien Term Loan with the proceeds of the sale of preferred and common units by Series U, Series R, and SRS to a minority investor. We also accounted for the repayment of the Second Lien Term Loan as a debt extinguishment as the investors who purchased the preferred units and common units were not parties to the Second Lien Term Loan. The total repayment was $126.3 million and resulted in a loss on early extinguishment of approximately $4.3 million.
Separately, on October 21, 2019, we entered into a Secured First Lien Note in a principal amount of $125.0 million. The Secured First Lien Note was used primarily to finance the Kennedy Acquisition. The Secured First Lien Note requires quarterly interest payments, with a repayment of principal on the maturity date of November 21, 2024. The Secured First Lien Note bears interest at an annual rate based on LIBOR plus an applicable margin of 5.25%. The interest rate on the Secured First Lien Note as of March 29, 2020 was 7.2%.
On July 23, 2020, we amended our First Lien Term Loan and ABL Loan. Among other things, we amended our First Lien Term Loan and ABL Loan to include Utz Brands, Inc. as a permitted holder, including for purposes of whether a change of control occurs, and to amend the permitted tax distribution provisions to account for the Business Combination.

The First Lien Term Loan, the Secured First Lien Note and the ABL Loan are secured by substantially all of our assets and liabilities. The credit agreements contain certain affirmative and negative covenants as to the operations and of our financial condition. We were in compliance with the financial covenant as of March 29, 2020.
Derivative Financial Instruments
To reduce the effect of interest rate fluctuations, we entered into an interest rate swap contract on September 6, 2019, with an effective date of September 30, 2019, with a counter party to make a series of payments based on a fixed interest rate of 1.339% and receive a series of payments based on the greater of LIBOR or 0.00%. Both the fixed and floating payment streams are based on a notional amount of $250.0 million. We entered into this transaction to reduce our exposure to changes in cash flows associated with our variable rate debt and have designated this derivative as a cash flow hedge. At March 29, 2020, the effective fixed interest rate on the long-term debt hedged by this contract was 5.0%.
IO Loan Guarantees
We sold $33.2 million of notes receivable on our books for $34.1 million to Bank of America during fiscal year 2019. Due to the structure of the transaction, the sale did not qualify for sale accounting treatment and we recorded the notes payable obligation owed by the IOs to Bank of America, on our books; the corresponding notes receivable also remained on the books. We service the loans for Bank of America by collecting principal and interest from the IOs and passing it through to the Bank. The underlying notes have various maturity dates through December 2028. We also partially guarantee the outstanding loans. These loans are collateralized by the routes for which the loans are made. Accordingly, we have the ability to recover substantially all of the outstanding loan value upon default. The outstanding balance of notes purchased by Bank of America at March 29, 2020, and December 29, 2019 was $22.3 million and $25.1 million, respectively. The maximum amount of future payments we could be required to make under these guarantees equates to 25% of the outstanding loan balance on the first day of each calendar year plus 25% of the amount of any new loans issued during such calendar year.
In addition, we partially guarantee loans made to IOs by Cadence Bank for the purchase of routes. The outstanding balance of loans guaranteed was $4.9 million and $5.1 million at March 29, 2020 and December 29, 2019, respectively, all of which was recorded as an off balance sheet arrangement. The maximum amount of future payments we could be required to make under these guarantees equates to 25% of the outstanding loan balance up to $2.0 million per loan. These loans are collateralized by the routes for which the loans are made. Accordingly, we have the ability to recover substantially all of the outstanding loan value upon default.
We partially guarantee loans made to IOs by Bank of America for the purchase of routes. The outstanding balance of loans guaranteed that were issued by Bank of America was $1.4 million and $0.7 million at March 29, 2020 and December 29, 2019, respectively, which are off balance sheet. The maximum amount of future payments we could be required to make under these guarantees equates to 25% of the outstanding loan balance on the first day of each calendar year plus 25% of the amount of any new loans issued during such calendar year. These loans are collateralized by the routes for which the loans are made. Accordingly, we have the ability to recover substantially all of the outstanding loan value upon default.
We also guarantee loans made to IOs by M&T Bank for the purchase of routes. The agreement with M&T was amended in January 2020 so that we guaranteed up to 25% of the greater of the aggregate principal amount of loans outstanding on the payment date or January 1st of the subject year. The outstanding balance of loans guaranteed was $8.2 million and $8.6 million at March 29, 2020 and December 29, 2019, respectively, all of which was on balance sheet. These loans are collateralized by the routes for which the loans are made. Accordingly, we have the ability to recover substantially all of the outstanding loan value upon default.
Other Notes Payable and Capital Leases
During the fiscal first quarter of 2020, we closed on the acquisition of Kitchen Cooked. The acquisition included a deferred purchase price of $2.0 million. During the fiscal first quarter of 2020 we also purchased intellectual property that included a deferred purchase price of $0.5 million.

In November 2015, we purchased Snikiddy, and a portion of the purchase price was in the form of a deferred purchase price obligation to be paid over several years that totaled $3.8 million. The deferred purchase price was completely paid in November 2019.
Interest Expense
Interest expense for the fiscal quarter ended March 29, 2020 was $9.6 million, of which $8.3 million was related to our credit facility and other long-term debt, $0.7 million was related to amortization of deferred financing fees, and the remaining $0.6 million was related to IO loans. Interest expense for the fiscal quarter ended March 31, 2019 was $12.5 million, $11.7 million of which was related to our credit facility and other long-term debt, $0.5 million of which was related to amortization of deferred financing fees, and $0.3 million of which was related to IO loans. The interest expense on IO loans is a pass-through expense that has an offsetting interest income within Other Income, Net.
Interest expense for fiscal 2019 was $48.4 million, $43.7 million of which was related to our credit facility and other long-term debt, $2.1 million of which was related to deferred financing fees, and $2.6 million of which was related to IO loans. The interest expense on IO loans is a pass-through expense that has an offsetting interest income within other income, net.
Interest expense for the fifty-two weeks ended December 30, 2018 was $45.7 million, $42.3 million of which was related to our credit facility and other long-term debt, $2.4 million of which was related to deferred financing fees, and $0.7 million of which was related to IO loans.
Interest expense for the fifty-two weeks ended December 31, 2017 was $11.1 million, $9.0 million of which was related to term debt and notes, $1.9 million of which was related to deferred financing fees, and $0.2 million of which was related to IO loans.
Purchase Commitments
We have outstanding purchase commitments for specific quantities at fixed prices for certain key ingredients to economically hedge commodity input prices. These purchase commitments totaled $78.7 million as of March 29, 2020. We have recorded purchase commitment losses totaling $0.8 million for the quarter ended March 29, 2020 and $0.5 million for the fiscal year ended December 29, 2019. These outstanding purchase commitments generally do not exceed two years.
We hold purchase commitments for key ingredients that do not have observable market prices. As of December 29, 2019, our purchase commitments that are not accounted for at fair value were $35.0 million.
New Accounting Pronouncements
See Note 1, Summary of Significant Accounting Policies, to the Consolidated financial statements included elsewhere in this proxy statement/prospectus.
Application of Critical Accounting Policies and Estimates
General
Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. While the majority of our revenue, expenses, assets and liabilities are not based on estimates, there are certain accounting principles that require management to make estimates regarding matters that are uncertain and susceptible to change. Critical accounting policies are defined as those policies that are reflective of significant judgments, estimates and uncertainties, which could potentially result in materially different results under different assumptions and conditions. Management regularly reviews the estimates and assumptions used in the preparation of our financial statements for reasonableness and adequacy. Our significant accounting policies are discussed in Note 1, Summary of Significant Accounting Policies, of the Consolidated financial statements in this proxy; however, the following discussion pertains to accounting policies we believe are most critical to the portrayal of our financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may affect the comparability of our financial condition, results of operations and cash flows to those of other companies.
Revenue Recognition
Our revenues primarily consist of the sale of salty snack items that are sold through our Direct-Store-Delivery (DSD) network, Direct-To-Warehouse (DTW) distribution methods, or via distributors. We sell to supermarkets, mass merchandisers, club warehouses, discount stores, convenience stores, drug stores, and other large-scale retailers, merchants, distributors, brokers, wholesalers, and IOs (which are third party businesses). These revenue contracts generally have a single performance obligation. Revenue, which includes shipping and handling charges billed to the customer, is reported net of variable consideration and consideration payable to customers, including applicable discounts, returns, allowances, trade promotion, consumer coupon redemption, unsaleable product, and other costs. Amounts billed and due from customers are classified as receivables and require payment on a short-term basis and, therefore, we do not have any significant financing components.
We recognize revenue when (or as) performance obligations are satisfied by transferring control of the goods to customers. Control is transferred upon delivery of the goods to the customer. Shipping and handling costs that occur before the customer obtains control of the goods are deemed to be fulfillment activities and are accounted for as fulfillment costs. Applicable shipping and handling are included in customer billing and are recorded as revenue as products’ control is transferred to customers. We assess the goods promised in customers’ purchase orders and identify a performance obligation for each promise to transfer a good that is distinct.
We offer various forms of trade promotions and the methodologies for determining these provisions are dependent on local customer pricing and promotional practices, which range from contractually fixed percentage price reductions to provisions based on actual occurrence or performance. Our promotional activities are conducted either through the retail trade or directly with consumers and include activities such as in store displays and events, feature price discounts, consumer coupons, and loyalty programs. The costs of these activities are recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management judgment regarding the volume of promotional offers that will be redeemed by either the retail trade or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs. In 2019, we implemented a system that improves our ability to analyze and estimate the reserve for unpaid costs relating to our promotional activities. Differences between estimated expense and actual redemptions are recognized as a change in management estimate as the actual redemption incurred.
Distribution Route Purchase and Sale Transactions
We purchase and sell distribution routes as a part of our maintenance of our DSD network. As new IOs are identified, we either sell our existing routes to the IOs or sells routes that were previously purchased by us to the IOs. Gain/loss from the sale of a distribution route is recorded upon the completion of the sale transaction and is calculated based on the difference between the sale price of the distribution route and the asset carrying value of the distribution route as of the date of sale. We record intangible assets for distribution routes that we purchase based on the payment that we make to acquire the route and record the purchased distribution routes as indefinite-lived intangible assets under FASB ASC 350, Intangibles — Goodwill and Other. The indefinite lived intangible assets are subject to annual impairment testing.
Goodwill and Indefinite-Lived Intangibles
We allocate the cost of acquired companies to the identifiable tangible and intangible assets acquired and liabilities assumed, with the remaining amount classified as goodwill. The identification and valuation of these intangible assets and the determination of the estimated useful lives at the time of acquisition, as well as the completion of impairment tests, require significant management judgments and estimates. These estimates are made based on, among other factors, review of projected future operating results and business plans, economic projections, anticipated highest and best use of future cash flows and the cost of capital. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of goodwill and other intangible assets, and potentially result in a different impact to our results of operations.

Further, changes in business strategy and/or market conditions may significantly impact these judgments and thereby impact the fair value of these assets, which could result in an impairment of the goodwill or intangible assets.
Finite-lived intangible assets consist of distribution/customer relationships, technology, trademarks and non-compete agreements. These assets are amortized over their estimated useful lives. Finite-lived intangible assets are tested for impairment only when management has determined that potential impairment indicators are present.
Goodwill and other indefinite-lived intangible assets (including trade names, master distribution rights and IO routes) are not amortized but are tested for impairment at least annually and whenever events or circumstances change that indicate impairment may have occurred. We test goodwill for impairment at the reporting unit level.
As we have early adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment, we will record an impairment charge based on the excess of a reporting unit’s carrying amount over our fair value.
ASC 350, Goodwill and Other Intangible Assets also permits an entity to first assess qualitative factors to determine whether it is necessary to perform quantitative impairment tests for goodwill and indefinite-lived intangibles. If an entity believes, as a result of each qualitative assessment, it is more likely than not that goodwill or an indefinite-lived intangible asset is not impaired, a quantitative impairment test is not required.
We have identified the existing snack food operations as our sole reporting unit. For the fiscal first quarter of 2020, we reviewed Goodwill and Intangibles to determine if any triggering events occurred, which indicated that fair values were less than the carrying values, and we determined that no additional impairment testing was necessary. In addition, we completed our annual goodwill impairment test utilizing a quantitative approach and a test date as of the first day of the fourth quarter for fiscal years 2019, 2018 and 2017 and determined there was no impairment. We also completed the impairment analysis of our indefinite-lived intangible assets, using a relief-from-royalty approach, which indicated there was a $3.8 million impairment of a trade name acquired from the Inventure acquisition in 2019 and a $2.9 million impairment for a trade name acquired from the Golden Flake acquisition in fiscal year 2018, which is classified in administrative expenses in the consolidated statements of operations and comprehensive income. There was no impairment in fiscal year 2017. The impairment of trade names in the fiscal years 2019 and 2018 were considered triggering events, and we performed additional impairment assessments on certain additional indefinite lived intangible assets and no additional impairment was noted.
Income Taxes
We account for income taxes pursuant to the asset and liability method of ASC 740, Income Taxes, which require us to recognize current tax liabilities or receivables for the amount of taxes we estimate are payable or refundable for the current year, and deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and their respective tax bases of assets and liabilities and the expected benefits of net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible.
We follow the provisions of ASC 740-10 related to the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. ASC 740-10 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.
The benefit of tax positions taken or expected to be taken in our income tax returns is recognized in the financial statements if such positions are more likely than not of being sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as “unrecognized benefits”. A liability is recognized (or amount of net operating loss carryover or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise’s potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740-10. Interest costs and related penalties related to unrecognized tax benefits are required to be calculated, if applicable. Our policy is to classify assessments, if any, for tax related interest as interest expense and penalties as selling and administrative expenses. As of December 29, 2019, December 30, 2018 and December 31, 2017, no liability for unrecognized tax benefits was required to be reported. We do not expect any significant changes in our unrecognized tax benefits in the next year.
Business Combinations
We evaluate acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen is met, the transaction is accounted for as an asset acquisition. If the screen is not met, further determination is required as to whether or not we have acquired inputs and processes that have the ability to create outputs which would meet the definition of a business. Significant judgment is required in the application of the screen test to determine whether an acquisition is a business combination or an acquisition of assets.
We use the acquisition method in accounting for acquired businesses. Under the acquisition method, our financial statements reflect the operations of an acquired business starting from the completion of the acquisition. The assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of the acquisition. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.
Self-Insurance
We are primarily self-insured, up to certain limits, for employee group health claims. We purchase stop-loss insurance, which will reimburse us for individual and aggregate claims in excess of certain annual established limits. Operations are charged with the cost of claims reported and an estimate of claims incurred but not reported. Total health care expense under the program was $16.6 million, $15.8 million and $15.5 million for fiscal years 2019, 2018 and 2017, respectively. The reserve for unpaid claims, which includes an estimate of claims incurred but not reported, was $1.7 million as of March 29, 2020. At the fiscal year ending December 29, 2019 and December 30, 2018, the same reserves were $1.4 million and $1.2 million, respectively.
We are primarily self-insured through large deductible insurance plans for automobile, general liability and workers’ compensation. We have utilized a number of different insurance vehicles and programs for these insurable risks and recognize expenses and reserves in accordance with the provisions of each insurance vehicle/program. The expense associated with automobile, general liability and workers’ compensation insurance programs totaled $9.0 million and $8.6 million for fiscal years 2019 and 2018, respectively. We also provide reserves for unpaid claims and an estimate for claims incurred but not yet reported, including an estimate for the development of any such claim. As of March 29, 2020, we had reserves totaling $5.6 million. At the fiscal year ending December 29, 2019, and December 30, 2018, the same reserves totaled $5.7 million and $4.7 million, respectively, for these insurance programs.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to certain commodity and interest rate risks as part of our ongoing business operations. We may use derivative financial instruments, where appropriate, to manage some of these risks related to interest rates. We do not use derivatives for trading purposes.
Commodity Risk
We purchase certain raw materials that are subject to price volatility caused by weather, market conditions, growing and harvesting conditions, governmental actions and other factors beyond our control.

Our most significant raw material requirements include potatoes, oil, flour, wheat, corn, cheese, spices, and seasonings. We also purchase packaging materials that are subject to price volatility. In the normal course of business, in order to mitigate the risks of volatility in commodity markets to which we are exposed, we enter into forward purchase agreements with certain suppliers based on market prices, forward price projections and expected usage levels. Amounts committed under these forward purchase agreements are discussed in the Consolidated financial statements under the note titled Derivative Financial Instruments and Purchase Commitments included elsewhere in this proxy statement/prospectus.
Interest Rate Risk
Our variable-rate debt obligations incur interest at floating rates based on changes in the LIBOR rate. To manage exposure to changing interest rates, we selectively enter into interest rate swap agreements to maintain a desired proportion of fixed to variable-rate debt. See the Consolidated financial statements under the note titled Derivative Financial Instruments and Purchase Commitments included elsewhere in this proxy statement/prospectus for further information related to our interest rate swap agreements. While these interest rate swap agreements fixed a portion of the interest rate at a predictable level, pre-tax interest expense would have been $0.3 million higher without these swaps during 2019. We did not have interest rate swaps during 2018 and 2017. Including the effect of the interest rate swap agreement, our weighted average interest rate was 5.8% and 6.6%, respectively, as of December 29, 2019 and December 30, 2018. A 1% increase in the LIBOR rate would not have significantly impacted interest expense during 2019.
Credit Risk
We are exposed to credit risks related to our accounts and notes receivable. We perform ongoing credit evaluations of our customers to minimize the potential exposure. We experienced no material bad debt expense for the fiscal first quarters of 2020 or 2019. Our reserve for potential future bad debt was $1.6 million as of March 29, 2020 and $1.4 million as of March 31, 2019. For fiscal years 2019, 2018, and 2017, net bad debt expense was $0.2 million, $1.3 million and $1.1 million, respectively. The reserve allowance was $1.4 million and $0.4 million as of December 29, 2019, and December 30, 2018, respectively.

EXECUTIVE COMPENSATION OF UTZ
Throughout this section, unless otherwise noted, “Utz” refers to Utz Brands Holdings, LLC and its consolidated subsidiaries.
The following sets forth information about the compensation paid to or accrued by Utz’s principal executive officer and its two other most highly compensated persons serving as executive officers as of December 29, 2019 for services rendered for the fiscal year ended December 29, 2019 (“fiscal 2019”). These executives are referred to as the “named executive officers.”
Summary Compensation Table
Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)(1)		Bonus ($)(2)	All Other Compensation ($)(3)	Total ($)
Dylan B. Lissette, President & Chief Executive Officer	2019	$1,512,469(4)	$	―	$625,030	$98,844	$2,236,343
Cary Devore, Executive Vice President, Chief Financial Officer	2019	$387,366		$843,955	$481,610	$33,673	$1,746,604
Ajay Kataria, Executive Vice President, Finance & Accounting	2019	$310,217		$482,260	$100,185	$18,670	$911,332

(1)
Amounts set forth in this column represent the aggregate grant date fair value of equity awards granted to each named executive officer during fiscal 2019, in accordance with Accounting Standards Codification Topic No. 718. The assumptions used in calculating the aggregate grant date fair value of the equity awards reported in this column are set forth under the heading “Narrative Disclosure to Summary Compensation Table — 2018 Long-Term Incentive Plan — Valuation of Phantom Units.” For details regarding the vesting conditions of these equity awards, see the “Outstanding Equity Awards at 2019 Year-End” table below.

(2)
In accordance with the SEC’s rules, for fiscal 2019, the amount disclosed reflects bonus compensation earned with respect to such fiscal year, whether or not actually paid in such fiscal year. The bonus amount listed in the bonus column with respect to each named executive officer includes (i) a bonus paid in the discretion of Utz’s management team in recognition of the named executive officer’s contribution to several company factors, including Utz’s annual Adjusted EBITDA, Adjusted Net Sales, and acquisition and integration efforts, and personal performance factors, including leadership, strategic planning, execution and contribution to financial goals, and (ii) a discretionary bonus paid to each such named executive officer in recognition of consummating the acquisition of each of Kennedy and Kitchen Cooked.

(3)
The amounts listed in the “All Other Compensation” column for fiscal 2019 include: (i) matching contributions by Utz under the Utz Quality Foods, LLC Profit Sharing/401(k) Plan, (ii) excess benefit contributions to the Utz Quality Foods, Inc. Nonqualified Deferred Compensation Plan for excess benefits on behalf of the named executive officer, which amounts were earned with respect to fiscal 2019 pursuant to the Utz profit sharing plan, but could not be contributed to the Utz profit sharing plan because of IRS limits on amounts that may be contributed to tax-qualified plans and (iii) other perquisites and personal benefits, and details about these amounts are set forth in the table below:

Name	Contributions under Profit Sharing/401(k) Plan ($)(a)	Utz Contributions under Excess Benefit to Nonqualified Deferred Compensation Plan ($)	Other ($)		Total ($)
Dylan B. Lissette	$12,339	$80,231		$6,274(b)	$98,844
Cary Devore	$11,200	$22,473	$	―	$33,673
Ajay Kataria	$13,512	$5,158	$	―	$18,670

(a)
Amounts reflected in this column are the aggregate Utz contributions and matching contributions to the Utz Quality Foods, LLC Profit Sharing/401(k) Plan.

(b)
Goods or services provided to the named executive officers are perquisites or personal benefits only if they confer a personal benefit on the executive; however, goods or services that are directly and integrally related to the executive’s job duties, or are offered generally to all employees, or for which the executive fully reimburses Utz, are not perquisites or personal benefits. Generally it has been Utz’s historical practice that goods or services that provide personal benefit that are not directly and integrally related to the executive’s job duties, and not offered generally to all employees, have been fully reimbursed to Utz by the executive. If they exist, perquisites and other personal benefits are reported at Utz’s aggregate incremental cost. Oxford Hill, LLC, an entity controlled by Michael W. Rice, a nominee to the Company Board, owns certain aircrafts. In fiscal 2019, occasionally Mr. Lissette and guests were permitted to use for non-business travel aircrafts leased by Utz from Oxford Hill. Such use was subject to availability and Mr. Lissette reimbursing Utz for the aggregate incremental cost of such flights. Nevertheless on such occasions, Mr. Lissette was imputed income for such use at the rates applicable under the standard industry fare level (“SIFL”) rules for any such fringe-benefit flights. Utz does not provide tax gross-ups for such imputed income. Except for imputed income under SIFL rules, Mr. Lissette fully reimbursed Utz for personal use of any aircraft leased by Utz. In addition, Mr. Lissette was subject to income recognition for personal use of a company automobile.

(4)
Includes aggregate cash fees of $4,800 per annum paid by Utz to each member of the Boards of Managers of Series U of UM Partners, LLC and Series R of UM Partners, LLC as total combined fees for service on both boards of managers.

Narrative Disclosure to Summary Compensation Table
Annual Base Salaries
Annual base salaries are set at a level that is commensurate with the named executive officer’s duties and authorities, contributions, prior experience and sustained performance.
Employment Arrangements
Except as described below, Utz has not entered into employment offer letters or employment agreements with its named executive officers. Except as described below and “— Change in Control, Severance and Retirement Benefits — Change in Control Severance Benefit Policy,” each of the named executive officers is employed on an at-will basis.
Pursuant to an offer letter, dated June 27, 2017, Mr. Kataria joined Utz Quality Foods, LLC as Senior Vice President of Finance. Mr. Kataria became the Executive Vice President, Finance & Accounting in July 2019. Mr. Kataria’s offer letter sets forth the principal terms and conditions of his employment, including his annual base salary of $260,000 for the period beginning on his hire date. Mr. Kataria’s offer letter also provides for a one-time signing bonus of $125,000 and eligibility to receive an annual bonus of up to 20% of his annual base salary. Mr. Kataria’s offer letter also provides that he is eligible to participate in the 2018 LTIP. Utz also permits Mr. Kataria to participate in the Utz Quality Foods, LLC Profit Sharing/401(k) Plan ― see “― Narrative Disclosure to Summary Compensation Table ― Change in Control, Severance and

Retirement Benefits ― Profit Sharing/401(k) Plan” ― under which the Company matches 20% of Mr. Kataria’s salary deferrals up to 6% of his wages and may make discretionary profit sharing contributions.
Deferred Compensation Plan
Utz maintains a non-qualified deferred compensation plan, the Utz Quality Foods, Inc. Nonqualified Deferred Compensation Plan, which became effective January 1, 2008, and amends and restates a prior plan, which became effective March 24, 1998. The plan permits each associate selected by Utz to participate in the plan to defer from base salary up to the lesser of $999,999 or 50% of such amount, and the full annual bonus, if any, paid to such associate. Utz may, in its sole discretion, make contributions to a participant’s deferred compensation account. Utz has not made any such contributions under the plan. In addition, Utz may make contributions to the plan to the extent contributions to Utz’s profit sharing/ 401(k) plan exceed the limits set forth in Section 401(a)(17) of the Internal Revenue Code, see “— Change in Control, Severance and Retirement Benefits — Profit Sharing/401(k) Plan.” During 2019, Utz made excess contributions to the plan for each of its named executive officers as set forth under the “Summary Compensation Table” above. Amounts contributed to the plan by either the participant or Utz are fully vested at the time of contribution. The contributed amounts are held in a grantor trust by Utz and invested pursuant to instruction by the participants. Except in connection with an unforeseeable emergency, death, disability, or if Utz decides to distribute all amounts credited to a participant’s account in connection with a change in control, the amounts credited to such participant’s account will not be distributed until either a date specified by the participant or the participant’s separation from service from Utz. Distributions from the participant’s account may be made either in a lump sum or monthly payments over a period that may be between one year and five years.
2018 Long-Term Incentive Plan
Description of Plan
Utz maintains a long-term incentive plan, the Utz Quality Foods, LLC 2018 Long-Term Incentive Plan (the “2018 LTIP”). The purpose of the 2018 LTIP is to provide Utz with a means of attracting and retaining highly qualified employees and aligning the interests of those employees with our financial success. The 2018 LTIP intends to reward participants based on appreciation in the equity values of Utz through the issuance of Phantom Units to participants. The Phantom Units represent an award of an unfunded, unsecured promise by Utz to pay to each participant a value equal to one ten thousandth of (x) the fair market value of the equity interests of Utz plus $300,000,000, less (y) a specified hurdle value determined by the administrator of the 2018 LTIP, subject to certain automatic adjustments. The value represented by the portion of each Phantom Unit that has become vested under each Phantom Unit award will be paid no later than 30 days following a distribution event, which occurs upon the earlier of a change in control of Utz Quality Foods, LLC or December 31, 2021. The Closing of the Business Combination will not be a change in control of Utz under the 2018 LTIP.
The value, if any, to be paid by Utz following a distribution event will be paid in cash or, in the event the distribution event is a change in control and a portion of the consideration paid pursuant to such change in control is stock listed on a public securities exchange, Utz may elect to pay a proportionate percentage of the aggregate consideration that is paid for a Phantom Unit in the form of such stock. Pursuant to an amendment to and restatement of the 2018 LTIP into the 2020 LTIP effective upon the Closing of the Business Combination, the value, if any, to be paid by Utz following a distribution event, may be paid in the form of cash, publicly traded stock that is listed on a securities exchange, or partly in cash and partly in publicly traded stock that is listed on a securities exchange. Each of the Phantom Units awarded to Utz’s named executive officers provides for the payment of an additional amount equal to the difference between the amount of local, state and federal taxes with respect to the named executive officer’s receipt of a payment in connection with the Phantom Units and the amount to which the named executive officer would have been paid if the Phantom Units received long-term capital gains treatment rather than ordinary income tax treatment.
Each award of Phantom Units granted to the named executive officers vests 20% on December 31 of each calendar year and becomes fully vested on December 31, 2021, provided that any participant in the

2018 LTIP will forfeit the vested and unvested portion of his or her Phantom Unit award upon his or her termination by the Company for cause (as defined in the plan) or voluntarily by the participant without Utz’s consent other than for good reason (as defined in the plan), or violation of certain restrictive covenants by the participant as set forth more fully in the plan. If a change in control of Utz occurs prior to December 31, 2021, and either (i) the participant is an employee as of the date of such change in control or (ii) the participant was an employee within 180 days prior to the date of such change in control and the participant’s employment was terminated for any reason before the date of such change in control, other than termination by the Company for cause or voluntary termination by the participant without the Company’s written consent other than for good reason, then such participant’s Phantom Units will become 100% vested.
As of December 29, 2019, Utz had awarded to its named executive officers the following Phantom Units under the 2018 LTIP:
Name	Number of Phantom Units
Dylan B. Lissette	37.5
Cary Devore	37.5
Ajay Kataria	25.0
No additional Phantom Units have been awarded to the named executive officers during fiscal year 2020. In connection with the Business Combination and immediately prior to the Closing, Utz and the Company intend to amend and restate the 2018 LTIP such that it will become the 2020 Long-Term Incentive Plan (the “2020 LTIP”), a sub-plan under the Equity Incentive Plan, among other changes. Each participant in the 2018 LTIP has elected to convert the value of his or her Phantom Units subject to his or her 2018 LTIP award into restricted stock units under the 2020 LTIP, with each restricted stock unit representing an unfunded, unsecured promise by Utz to pay a participant one share of Class A Common Stock. Participants in the 2020 LTIP will also have their restricted stock units vested in full. See “Shareholder Proposal 3: The Equity Incentive Plan Proposal.”
This summary of the 2018 LTIP is qualified in its entirety by reference to the actual text of such plan, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.
Valuation of Phantom Units
In the absence of a public trading market for Utz’s securities, the administrator of the 2018 LTIP has determined the estimated fair value of the equity-based compensation awards at the date of grant based upon several factors, including its consideration of input from management and contemporaneous third-party valuations.
The assumptions Utz used in the valuation models are highly complex and subjective. Utz bases its assumptions on future expectations combined with management judgment and considered numerous objective and subjective factors to determine the fair value of the Phantom Units as of the grant date including, but not limited to, the following factors:
•
lack of marketability;

•
Utz’s actual operating and financial performance;

•
current business conditions and projections;

•
the U.S. capital market conditions; and

•
likelihood of achieving a liquidity event, such as the Business Combination, given prevailing market conditions.

The valuation of the equity-based compensation awards involved a two-step process. First, Utz determined its business enterprise value using a total enterprise value based on the income approach, specifically a discounted cash flow, or DCF, analysis, and two variations of the market approach, specifically the guideline publicly traded company method and the merged and acquired company method. The values determined by the income and the market approaches were comparable and were accorded weights of 45%,

45% and 10%, respectively. Second, the business total equity value was allocated among the securities that comprise the capital structure of Utz using the Option-Pricing Method, or OPM. See below for a description of the valuation and allocation methods.
The DCF analysis required the development of the forecasted future cash flows of Utz, including sales, expenses, depreciation, capital expenditure and working capital needs. Since Utz does not pay corporate level income tax, Utz valued the business from an exit perspective of a market participant and applied a 30.0% effective cash tax rate in its analysis. The discrete forecast period analyzed extends to the point at which Utz will be expected to have an annual long-term growth rate of 2.0%, roughly commensurate with analyst U.S. gross domestic product growth expectations. Utz computed the debt-free cash flow for each projected fiscal year by adjusting the projected financial information for depreciation, capital expenditures and incremental working capital. The projected cash flows of the discrete forecast period are discounted to a present value employing a discount rate that properly accounts for the estimated market weighted average cost of capital. Finally, an assumption is made regarding the sustainable long-term rate of growth beyond the discrete forecast period, and a residual value is estimated and discounted to a present value. The sum of the present value of the discrete cash flows and the residual, or “terminal” value represents the estimated fair value of the total enterprise value of Utz. This value is then adjusted for non-operational assets, liabilities and interest bearing debt to conclude the total equity value of Utz.
The financial forecasts prepared took into account Utz’s past results and expected future financial performance. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and may change as a result of new operating data and economic and other conditions that may impact Utz’s business.
Once the total equity value of Utz is estimated, it is then allocated among Utz’s various classes of securities to arrive at the fair value of the awards. For this allocation, the OPM was used for all grants of Phantom Units. The OPM entails allocating the total equity value to the various equity classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A Black-Scholes option pricing model is employed to value the call options.
The following table summarizes the key assumptions used in the OPM allocation as of December 29, 2019:
Assumptions:
Time to liquidity event	2 years
Volatility	35.00%
Risk-free rate	1.60%
Dividend yield	0.00%
Lack of marketability discount	10.00%
The expected term of two years represents management’s expected time to a liquidity event as of the valuation date. The volatility assumption is based on the estimated stock price volatility of a peer group of comparable public companies over a similar term. The risk-free rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term. As of December 29, 2019, Utz used an expected dividend yield of zero, as Utz did not plan to pay cash dividends with respect to the Phantom Units in the foreseeable future.
The value derived from the OPM model was reduced by a 10.00% lack of marketability discount in the determination of fair values of the awards at the grant date. A discount for lack of marketability was applied to reflect the increased risk arising from the inability to readily sell the equity awards.

Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of Phantom Units outstanding under the 2018 LTIP for our named executive officers as of December 29, 2019. The named executive officers do not hold any outstanding equity awards in Utz other than the Phantom Units.
	Stock Awards
Name	Number of shares of stock or units that have not vested (#)(1)	Market value of shares of stock or units that have not vested ($)(2)
Dylan B. Lissette	37.5	$1,808,475
Cary Devore	37.5	$1,808,475
Ajay Kataria	25.0	$1,205,650

(1)
Each award of a Phantom Unit granted to the named executive officers vests 20% on December 31 of a calendar year and becomes fully vested on December 31, 2021, provided that any participant in the 2018 LTIP will forfeit the vested and unvested portion of his or her Phantom Unit upon his or her termination by Utz for cause or voluntarily by the participant without Utz’s consent other than for good reason, or violation of certain restrictive covenants by the participant. Following the Closing of the Business Combination and the amendment to, and restatement of the 2018 LTIP into the 2020 LTIP, if a change in control of Utz, under the terms of the 2020 LTIP occurs prior to December 31, 2021, the Phantom Units will become 100% vested. As of December 29, 2019, 40% of the time-based vesting requirement was satisfied.

(2)
Represents the estimated market value of Phantom Units based on the $48,226 per unit value of Utz’s membership interests determined in the most recent valuation of Utz’s membership interests as of December 29, 2019.

Change in Control, Severance and Retirement Benefits
Profit Sharing/401(k) Plan
Utz maintains a contributory 401(k) retirement plan, the Utz Quality Foods, LLC Profit Sharing/401(k) Plan, which was amended and restated October 16, 2019. The plan covers most employees, including Utz’s named executive officers. Eligible employees may contribute up to 50% of their salary to the plan, subject to limitations under applicable federal tax laws. In fiscal 2019, the plan provided for matching contributions of up to 20% of deferrals made by most participants, not to exceed 6% of the participant’s wages. The matching contribution formula is applied on a payroll-to-payroll basis. In addition, Utz may make discretionary, or profit sharing, contributions to the plan. The aggregate contributions, both matching contributions and discretionary contributions in 2019 were $6.3 million, of which $1.4 million represented matching contributions and $4.9 million represented discretionary contributions.
Change in Control Severance Benefit Policy
Utz maintains a change in control severance benefit policy for its executive officers, which became effective in March 2018. Under this policy, each executive officer is entitled to a severance benefit if the following conditions are satisfied: (i) the termination of an executive officer’s employment by Utz without cause or a termination of the executive officer’s employment by such executive officer for good reason within twelve months following a change in control, (ii) the executive officer is not offered comparable employment by Utz or its affiliates, or any of their respective successors, regardless of whether the executive officer accepts such offer of employment, and (iii) the executive officer executes, within the time period specified therein, and does not revoke, a severance agreement and general release in favor of Utz in a form reasonably satisfactory to Utz, and executes a post-employment restrictive covenant agreement no more restrictive than those restrictive covenants Utz has required of executive officers of companies which, or the assets of which, Utz has acquired during the five years preceding the change in control. Upon satisfaction of such conditions, the executive officer will be entitled to severance benefits consisting of: twelve months of base salary (or twenty-four months with respect to the Chief Executive Officer) and a prorated portion of the percentage of salary that constitutes the target annual bonus for such executive officer for the year in which the termination date occurs. In connection with the Business Combination, this change in control severance benefit policy will terminate and be replaced by the Utz Brands, Inc. Change in Control Severance Benefit Plan — see “— Key Compensation Actions in 2020 — Change in Control, Severance and Retirement Benefits — Utz Brands, Inc. Change in Control Severance Benefit Plan.”
Director Compensation
The following table provides information concerning the compensation of each director nominee to the Company Board who served as a manager of Series U of UM Partners, LLC and Series R of UM Partners, LLC, but did not serve as a named executive officer of Utz in fiscal 2019.
Director Name	Fees earned or paid in cash ($)	All other Compensation ($)		Total ($)
Michael W. Rice	$205,050(1)		$32,255(2)	$237,305
Timothy P. Brown	$4,800(3)	$	―	$4,800

(1)
Mr. Rice receives an annual salary of $200,000 in his capacity as Executive Chairman of Utz and a special advisor. In connection with the Business Combination, Mr. Rice will retire as Executive Chairman and will become a member of the Company Board, Chairman Emeritus and Special Advisor. In addition, during fiscal 2019, Mr. Rice received a $5,050 fee in connection with his services as a manager of Series U of UM Partners, LLC and Series R of UM Partners, LLC.

(2)
Goods or services provided to Mr. Rice are perquisites or personal benefits only if they confer a personal benefit on him; however, goods or services that are directly and integrally related to his job duties, or are offered generally to all employees, or for which Mr. Rice fully reimburses Utz, are not perquisites or personal benefits. Generally it has been Utz’s historical practice that goods or services that provide personal benefit that are not directly and integrally related to Mr. Rice’s job duties, and not offered generally to all employees, have been fully reimbursed to Utz by him or entities he controls. If they exist, perquisites and other personal benefits are reported at Utz’s aggregate incremental cost. Oxford Hill, LLC, an entity controlled by Mr. Rice, owns certain aircraft. In fiscal 2019, occasionally Mr. Rice and guests were permitted to use for non-business travel aircrafts leased by Utz from Oxford Hill. Such use was subject to availability and Mr. Rice reimbursing Utz for the aggregate incremental cost of such flights. Nevertheless on such occasions, Mr. Rice was imputed income for such use subject to income at the SIFL rates for any such fringe-benefit flights of $5,097. Utz does not provide tax gross-ups for such imputed income. Except for imputed income under SIFL rules, Mr. Rice fully reimbursed Utz for personal use of any aircraft leased by Utz. Utz also makes available to Mr. Rice certain employees of Utz to provide services on properties owned by Mr. Rice. Mr. Rice reimburses Utz for the total salary paid to each such employee. Any additional compensation paid by Utz to such employees may be deemed to be part of the aggregate incremental cost of such employees to Utz and therefore attributed to Mr. Rice as a perquisite or personal benefit. For fiscal 2019, Utz has estimated that such amount of additional compensation is $18,582 in the aggregate for all such employees. In addition, Utz made profit sharing contributions of $8,576 to the Utz Quality Foods, LLC Profit Sharing/401(k) Plan on behalf of Mr. Rice.

(3)
Represents a $4,800, total combined director fee paid to Mr. Brown in connection with his services on both boards of managers of Series U of UM Partners, LLC and Series R of UM Partners, LLC.

Key Compensation Actions in 2020
Employment Arrangements
Upon consummation of the Business Combination Utz Brands, Inc. will enter into an offer letter with Dylan Lissette, in his capacity as Chief Executive Officer of Utz Brands, Inc. Except as described below and under “— Narrative Disclosure to Summary Compensation Table — Employment Arrangements” and “— Change in Control, Severance and Retirement Benefits — Change in Control Severance Benefit Policy,” each of the named executive officers is employed on an at-will basis and is not a party to an employment agreement or offer letter. The summary below is qualified in its entirety by reference to the actual text of the applicable offer letter, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.
Dylan Lissette
Upon the consummation of the Business Combination, Mr. Lissette will enter into an offer letter to serve as Chief Executive Officer of Utz Brands, Inc. (the “Agreed Offer Letter”) and Mr. Lissette’s service to Utz Brands, Inc. will commence on an at-will basis, subject to the terms and conditions set forth in the offer letter. Mr. Lissette’s initial base salary will be $750,000 and subject to annual review by the Compensation Committee of the Company Board. Mr. Lissette will also be eligible to participate in the annual bonus award plan, subject to the terms and conditions approved by the Compensation Committee. The target bonus will be 100% of Mr. Lissette’s annual base salary, with a maximum bonus equal to 200% of his annual base salary. Mr. Lissette is also eligible to participate in the 2020 Omnibus Equity Incentive Plan, the terms of which are described in greater detail under “Shareholder Proposal 3: The Equity Incentive Plan Proposal” Mr. Lissette’s initial grant under the 2020 Omnibus Equity Incentive Plan will have an approximate aggregate grant date fair value equal to $1,500,000, with 50% of the grant value to be awarded in the form of a stock option and 50% of the grant value to be awarded in the form of performance share units. The performance share units earned will be based on a total shareholder return performance metric as measured against a peer group. In addition, Mr. Lissette’s outstanding awards under the 2018 LTIP will be converted into restricted stock units, as set forth in the Business Combination Agreement and described under See “Shareholder Proposal 3: The Equity Incentive Plan Proposal.” In addition, Mr. Lissette will be eligible to participate in the Utz Brands, Inc. Change in Control Severance Benefit Plan, which provides for severance in connection with certain qualifying terminations, including qualifying terminations in connection with a change in control, as described in greater detail under “— Change in Control, Severance and Retirement Benefits — Utz Brands, Inc. Change in Control Severance Benefit Plan.”
2020 Cash Incentive Award Program
In 2020, Utz adopted a cash incentive program, which provides for a cash bonus to Utz’s management team, including Utz’s named executive officers, upon achievement of specific performance milestones for the Company and individuals. The objective of Utz’s annual cash incentive program is to reward achievement of Utz’s annual financial performance goals, and to establish appropriate company performance expectations to ensure that Utz’s executives are accountable for the Company’s continued growth and financial performance.
Performance measures and goals for determining Utz’s named executive officers’ fiscal 2020 annual incentive awards were pre-established under Utz’s cash incentive award program. The pre-established performance goals are based on Utz’s achievement of financial performance goals, including Utz’s Adjusted EBITDA and Net Sales for fiscal 2020, and an individual performance factor that is initially determined based on the achievement of individual performance in the areas of leadership, strategic planning, execution, and contribution to financial goals based on quantitative and qualitative assessments. For each performance measure, 100% of the bonus opportunity will be paid with respect to such metric if target performance is achieved, and a bonus ranging from 50% to 200% would be paid with respect to such performance measure at the threshold and maximum results. No bonus will be allocated to a performance measure if minimum threshold results are not achieved.
Following the Closing of the Business Combination, the annual cash incentive program will be administered by the Compensation Committee of the Company.
Equity Compensation
See “Shareholder Proposal 3: The Equity Incentive Plan Proposal” for a description of the 2020 Omnibus Equity Incentive Plan to be adopted at the Closing, subject to stockholder approval.
Change in Control, Severance and Retirement Benefits
The summary of the plans to be adopted by Utz Brands, Inc. upon the consummation of the Business Combination described below are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this proxy statement/prospectus is a part.

Utz Brands, Inc. Executive Severance Benefit Plan
Upon the consummation of the Business Combination, Utz Brands, Inc. intends to implement the Utz Brands, Inc. Executive Severance Benefit Plan. Under the plan, Utz Brands, Inc. will provide severance benefits to the Executive Leadership Team of the Company (other than the Chief Executive Officer) and each member of the Executive Officer Team with the title of Vice President and above. Subject to the execution and non-revocation of a release and non-competition agreement by an eligible employee, upon a qualifying termination and satisfaction of each of the other conditions set forth in the plan, an eligible employee who is a member of the Executive Leadership Team will receive in equal installments 100% of his or her annual base salary in the form of payroll continuation payments beginning on the first day of the payroll period immediately following the termination date and the date on which the release and non-competition agreement becomes effective and non-revocable (the “Payment Commencement Date”) and ending on the one-year anniversary of the later of the Payment Commencement Date, and an eligible employee who is a member of the Executive Officer Team with a title of Vice President will receive in equal installments 50% of his or her annual base salary in the form of payroll continuation payments beginning on the Payment Commencement Date and ending on the six-month anniversary of the Payment Commencement Date or the termination date.
In addition, if an eligible employee experiences a termination qualifying under the plan and on the termination date was eligible to earn a performance based annual cash bonus in respect of the fiscal year in which the termination date occurs, the eligible employee will receive a payment equal to the annual target bonus, calculated based on actual performance during the applicable performance period as though the eligible employee continued in employment of the company. Such payment will be prorated based on the number of days during the applicable performance period that the eligible employee was employed by the company, and paid at the time that annual bonuses are paid to active employees of the company. Eligible employees will also receive outplacement services during the severance period and are permitted to continue certain health and welfare benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for up to 18 months following the termination date.
Only members of the Executive Leadership Team who terminate their employment with good reason or any eligible employee whose employment is terminated by Utz Brands, Inc. or its affiliates (other than for cause and other than during an eligible employee’s disability) will receive severance under the plan, unless the eligible employee is offered comparable employment by the Company or any of its affiliates.
In the event that an eligible employee becomes entitled to receive or receives any payments, options, awards or benefits under the plan or any other plan, agreement, or arrangement with the company, or with any person whose actions result in a change in control or an affiliate of such person that may separately or in the aggregate constitute a “parachute payment” within the meaning of Section 280G of the Code and it is determined that, but for the terms of the plan , any of the payments will be subject to an excise tax pursuant to Section 4999 of the Code, the company will pay to the eligible employee either (i) the full amount of the payment or (ii) an amount equal to the payments reduced by the minimum amount necessary to prevent any portion of the payments from being an “excess parachute payment,” which ever of the foregoing amounts results in the receipt by the eligible employee, on an after-tax basis, of the greatest amount of payment, notwithstanding that all or some portion of the payments may be subject to the excise tax.
Utz Brands, Inc. Change in Control Severance Benefit Plan
Upon the consummation of the Business Combination, Utz Brands, Inc. intends to implement the Utz Brands, Inc. Change In Control Severance Plan. Under the plan, Utz Brands, Inc. will provide severance benefits to the Chief Executive Officer and each other member of the Executive Leadership Team of the Company and other executives selected on an individual basis. Subject to the execution and non-revocation of a release and non-competition agreement by an eligible employee upon a termination of employment of an eligible employee (a) either (i) by the Company (other than for cause and other than during an eligible employee’s disability), (ii) by an eligible employee for good reason, in each case within the 90 days prior or two years following a change in control, or (b) at the request of an acquirer or potential acquirer in connection with, or prior to, a change in control (a “Change in Control Termination”), provided, that, any termination of the employment of an eligible employee will not be considered a Change in Control Termination if the eligible employee is offered comparable employment by the Company or any affiliate of the Company, and satisfaction of each of the other conditions set forth in the plan, the Chief Executive Officer will receive in equal installments 200% of the sum of his or her annual base salary and target annual cash bonus in the form of payroll continuation payments, beginning on the Payment Commencement Date and ending on the two-year anniversary of the Payment Commencement Date, and an eligible employee who is a member of the Executive Leadership Team will receive in equal installments 150% of the sum of his or her annual base salary and target annual cash bonus in the form of payroll continuation payments beginning on the Payment Commencement Date and ending on the 18-month anniversary of the Payment Commencement Date. Other participants, if any, will receive such amounts as determined by the Compensation Committee. In addition, in the event the Chief Executive Officer experiences a good reason termination or experiences a termination of employment by the Company other than for cause and other than during the Chief Executive Officer’s disability, that is not a Change in Control Termination (a “Chief Executive Officer Non-Change in Control Termination”), then beginning on the Payment Commencement Date and ending on the last day of the 18-month anniversary of the Payment Commencement Date, the Chief Executive Officer will be entitled to receive in equal installments 150% of his or her annual base salary in the form of payroll continuation payments.
In addition, if an eligible employee experiences a Change in Control Termination or Chief Executive Officer Non-Change in Control Termination and on the termination date was eligible to earn a performance based annual cash bonus in respect of the fiscal year in which the termination date occurs, the eligible employee will receive a payment equal to the annual target bonus, calculated based on actual performance during the applicable performance period as though the eligible employee continued in employment of the Company. Such payment will be prorated based on the number of days during the applicable performance period that the eligible employee was employed by the Company, and paid at the time that annual bonuses are paid to active employees of the Company. Upon a Change in Control Termination or Chief Executive Officer Non-Change in Control Termination, eligible employees will also receive outplacement services during the severance period and continuation of welfare benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for up to 18 months following the termination date.
In the event that an eligible employee becomes entitled to receive or receives any payments, options, awards or benefits under the plan or any other plan, agreement, or arrangement with the company, or with any person whose actions result in a change in control or an affiliate of such person that may separately or in the aggregate constitute a “parachute payment” within the meaning of Section 280G of the Code and it is determined that, but for the terms of the plan , any of the payments will be subject to an excise tax pursuant to Section 4999 of the Code, the Company will pay to the eligible employee either (i) the full amount of the payment or (ii) an amount equal to the payments reduced by the minimum amount necessary to prevent any portion of the payments from being an “excess parachute payment,” which ever of the foregoing amounts results in the receipt by the eligible employee, on an after-tax basis, of the greatest amount of payment, notwithstanding that all or some portion of the payments may be subject to the excise tax.
New Director Compensation Program
In connection with the Business Combination, the Company will adopt a new board of directors compensation program which is designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of Company Shares to further align their interests with those of our stockholders. The new program will provide the following compensation for non-employee directors going forward:
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an annual cash retainer of  $75,000;

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an annual cash retainer of  $40,000 for the chair of the Audit Committee, $15,000 for the chair of the Compensation Committee and $10,000 for the chair of the Nominating and Corporate Governance Committee; and

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an equity retainer with a value of  $125,000 upon such director’s election to office, payable in the form of restricted stock units, granted in connection with each annual meeting of stockholders that vests on the earlier of the one-year anniversary of the grant and the next annual meeting of stockholders. The first equity retainer grant (annual value of $125,000) will occur promptly following Closing and vest at the first regularly scheduled annual meeting of stockholders of the Company

(targeted for May 2021) and will be pro-rated for the period from the Closing through the first regularly scheduled annual meeting of the stockholders of the Company.
All cash retainers will be payable quarterly in arrears.
For 2020 and 2021, Mr. Deromedi and Mr. Giordano have agreed to waive their director compensation with respect to their service as non-employee directors. As employees of the Company, Mr. Rice and Mr. Lissette will not be eligible for such retainer and other compensation paid to non-employee directors so long as they remain employed by the Company.

MANAGEMENT OF THE COMPANY FOLLOWING THE BUSINESS COMBINATION
Throughout this section, unless otherwise noted, “Utz” refers to Utz Quality Foods, LLC and the “Board of Managers of the Utz Members” refers to the Boards of Managers of the Members of Utz Brands Holdings, LLC and its predecessors.
The Company Board following the Business Combination is expected to be comprised of the following ten directors: Roger K. Deromedi, Dylan B. Lissette, Michael W. Rice, Craig D. Steeneck, John W. Altmeyer, Timothy P. Brown, Christina Choi, Antonio F. Fernandez, Jason K. Giordano, and B. John Lindeman.
Each director will hold office until his or her term expires at the next annual meeting of stockholders for such director’s class or until his or her death, resignation, removal or the earlier termination of his or her term of office.
Currently, Utz’s management team is comprised of the following individuals and will remain unchanged following the Business Combination:
Name	Age	Position(s)
Dylan B. Lissette	48	Chief Executive Officer
Cary Devore	48	Executive Vice President, Chief Financial Officer
Todd M. Staub	54	Executive Vice President & Chief Administrative Officer
Thomas (Tucker) Lawrence	52	Executive Vice President & Chief Supply Chain Officer
Mark Schreiber	56	Executive Vice President & Chief Customer Officer, Sales and Marketing
Ajay Kataria	43	Executive Vice President, Finance & Accounting
Eric Aumen	43	Vice President and Chief Accounting Officer
James Sponaugle	44	Senior Vice President Human Resources and Personnel Development
The following table sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors following the completion of the Business Combination.
Name	Age	Position(s)
Roger K. Deromedi	66	Chairman; Director
Dylan B. Lissette	48	Chief Executive Officer; Director
Michael W. Rice	77	Director; Chairman Emeritus; Special Advisor
Craig D. Steeneck	62	Director; Chair, Audit Committee
John W. Altmeyer	61	Director; Chair, Nominating and Corporate Governance Committee
Timothy P. Brown	57	Director
Christina Choi	42	Director
Antonio F. Fernandez	60	Director
Jason K. Giordano	41	Director; Chair, Compensation Committee
B. John Lindeman	50	Director
Officers, Directors and Key Employees
For biographical information about Roger K. Deromedi, Craig D. Steeneck, Antonio F. Fernandez and Jason K. Giordano, see “Directors, Officers, Executive Compensation and Corporate Governance of Collier Creek prior to the Business Combination.”
John W. Altmeyer, 61, served as the President and Chief Executive Officer of Carlisle Construction Materials, a division of Carlisle Companies Incorporated, from July 1997 to September 2018. Carlisle

Construction Materials is principally engaged in the manufacture and sale of rubber and thermoplastic roofing systems and other products with roofing applications for commercial and residential buildings. Mr. Altmeyer also has served as a Member of the Board of Directors of EMCOR Group, Inc. (NYSE: EME), a mechanical and electrical construction, industrial and energy infrastructure and facilities services company, since 2014. As part of his service on the EMCOR Board of Directors, Mr. Altmeyer currently serves on the governance committee of EMCOR and has served as the Chair of the Compensation Committee of EMCOR since 2018, and served on the audit committee from 2014 through 2018. Additionally, Mr. Altmeyer served as a member of the Board of Directors of Berkshire Hills Bancorp, a bank holding company, from 2012 to 2014. Mr. Altmeyer also serves on the Board of Directors of Tecta America, a roofing contracting and services business. Mr. Altmeyer earned his Bachelor of Science degree from Cornell University and his MBA from Harvard Business School. Having extensive service as an executive officer and director of public companies, which experience includes strategic planning for mergers and acquisitions, business operations, and financial compliance and controls, Mr. Altmeyer is well positioned to serve as a director of the Company.
Timothy P. Brown, 57, is a Member of the Board of Managers of the Utz Members, having served in this role since June 1999. Mr. Brown is the Founder of Sageworth, an entity comprised of Sageworth Holdings, LLC, Sageworth Trust Company and Sageworth Trust Company of South Dakota that provides investment management, fiduciary and planning services to highly successful individuals and families, and has served as its President and Chief Executive Officer since January 2001. As an attorney, accountant and the Founder, President and Chief Executive Officer of Sageworth, Mr. Brown brings extensive business, financial, legal and accounting knowledge to his position on the Board of Managers of the Utz Members. Mr. Brown also serves on the Board of Directors of Penn State Health, a large hospital system, as the Chair of Penn State Health’s Finance Committee, Chair of Penn State Health’s Investment Committee, and member of Penn State Health’s Executive Committee. Mr. Brown also serves on the Board of Directors of Chief Executives Organization (CEO), as Chair of CEO’s Finance and Administration Committee, and member of CEO’s Executive Committee. Mr. Brown is a member of Young Presidents Organization and has served as its chair emeritus, chair, education officer and finance officer of the Pennsylvania chapter. Mr. Brown helped found the S. Dale High Family Business Center at Elizabethtown College, is a founding director of Music for Everyone, former trustee of the Pennsylvania Academy of Music, past general counsel and secretary of The Lancaster Alliance, past president of the Lancaster Museum of Art, past director of Harb-Adult, a homeless shelter, and a co-founder and manager of The Churchill Society. Mr. Brown received his Juris Doctor degree from the Georgetown University Law Center in Washington, D.C., and a Bachelor of Science in accounting from Penn State, graduating with highest distinction. The Company believes that Mr. Brown’s tenure as a director of Utz, extensive experience as a business leader, and training as an accountant and attorney qualify him to serve as a director of the Company.
Christina Choi, 42, is currently Senior Vice President of Marketing and a member of the North America marketing leadership team for Diageo, a global leader in alcoholic beverages. Ms. Choi joined Diageo in January 2019 to lead the Gin, Rum & Tequila categories across North America, including consumer brands such as Tanqueray Gin, Captain Morgan Rum, and Don Julio Tequila. Ms. Choi is responsible for category strategy, brand marketing, and commercialization activities across this portfolio. Prior to Diageo, Ms. Choi served as Global Marketing Vice President for Anheuser-Busch InBev, the world’s largest brewer, from March 2013 to January 2019. In this role, Ms. Choi developed the global launch strategy for Michelob Ultra, delivered double digital global sales growth for Stella Artois including leading two Super Bowl marketing campaigns, and oversaw the development and commercialization of several emerging brands. From 2006 to 2012, Ms. Choi held various marketing and innovation roles within the personal care business of Unilever plc, based in the U.S. and Singapore. Ms. Choi led multiple brands, and innovation launches globally, including across the U.S., Southeast Asia, Middle East, and Africa, among others. Ms. Choi began her career in financial services at Goldman Sachs in the Credit Risk Management and Advisory group and Goldman Sachs Asset Management. Ms. Choi holds an MBA from Harvard Business School and a BA in Economics from Vassar College. Ms. Choi’s qualifications to serve on our board of directors include her management experience at several global consumer product businesses and her marketing expertise across brand, category and portfolio strategy, consumer research and insights, innovation development and commercialization, and brand marketing execution.
Cary Devore, 48, has served as Executive Vice President and Chief Financial Officer of Utz since July 2019. Mr. Devore joined Utz in November 2016 as the lead representative of Metropoulos & Co. on the Board of Managers of the Utz Members, where he worked alongside Dylan Lissette to drive the Company’s acquisition and value creation efforts, and became Executive Vice President and Chief Financial Officer in July 2019. Prior to serving as Chief Financial Officer, Mr. Devore served as Executive Vice President since December 2017 and as Senior Vice President from November 2016 until December 2017. From November 2014 until August 2017, Mr. Devore was a Managing Director of Metropoulos & Co., a private equity firm, where he focused on direct equity investments in the food and beverage sector. Prior to his service at Metropoulos, from October 2009 through August 2014, Mr. Devore was Co-Founder and Managing Director of SilverStream Capital, LLC, a family office focused on investments in healthcare and technology. From October 2005 through June 2009, Mr. Devore co-founded and led HBK Private Equity, LLC, the private equity arm of the hedge fund HBK Capital Management. Earlier in his career, Mr. Devore worked for Jordan Industries, Inc., an affiliate of The Jordan Company from May 1996 to July 2002, focusing on middle market buy and build strategies, as well as at UBS Investment Bank from August 2004 to October 2005 and Price Waterhouse LLP from August 1994 to May 1996. Mr. Devore graduated from the University of Illinois with a Bachelor of Science in Accounting, Magna Cum Laude, and received his MBA from the University of Michigan with High Honors.
Eric Aumen, 43, serves as the Vice President, Chief Accounting Officer of Utz, having served in this role since May 2020. Prior to joining Utz, Mr. Aumen served as Vice President and Controller of Element Fleet Management Corporation (TSX: EFN), a commercial motor vehicle management company from May 2016 until May 2020. Prior to Element Fleet, from May 2014 until October 2015, Mr. Aumen served as Chief Accounting Officer of Apex Tool Group, LLC, a hand and power tools manufacturer and marketer. Prior to his role at Apex Tool Group, Mr. Aumen served as Vice President, Corporate Controller for Colfax Corporation (NYSE: CFX) and began his career with Deloitte & Touche LLP, most recently as Audit Manager. From 2012 until 2020, Mr. Aumen served as a member of the Advisory Board of Pennsylvania State University, Mont Alto Campus. Mr. Aumen is a Certified Public Accountant and earned his Bachelor of Science in Accounting with a minor in Supply Chain Management from The Pennsylvania State University.
Ajay Kataria, 43, serves as Executive Vice President of Finance and Accounting at Utz, having served in this role since July 2019. Mr. Kataria joined Utz in July 2017 as Senior Vice President of Finance and Treasury to support the Company's financial planning, analytics and business transformation efforts, and became Executive Vice President in July 2019. Prior to joining Utz, from April 2016 until July 2017, Mr. Kataria served as Vice President of Global Finance and Strategy at Armstrong Flooring, Inc., a producer of residential and commercial flooring products. Prior to his time at Armstrong, from August 2014 until April 2016, Mr. Kataria served as Vice President of Supply Chain Finance at Chobani, Inc., a producer of Greek yogurt and dairy products. Prior to Chobani, Mr. Kataria worked for ten years at PepsiCo in various supply chain and finance roles of increasing responsibility. Mr. Kataria holds a Bachelor of Technology from the National Institute of Technology, India and earned his MBA from Southern Methodist University, Cox School of Business.
Thomas (Tucker) Lawrence, 52, serves as Executive Vice President and Chief Supply Chain Officer for Utz, having served in this role since January 2015. Mr. Lawrence has also been a member of the Board of Managers of the Utz Members since June 2014. Mr. Lawrence joined Utz in September 2004, holding various positions, including roles in Manufacturing and Strategic Planning. Prior to joining Utz, Mr. Lawrence served as Director of Operations for Glatfelter, a global supplier of specialty paper, where he was employed from June 1993 to September 2004. Mr. Lawrence started his career in the paper and packaging industry, working for Westvaco (now part of WestRock) from June 1990 to June 1993. Mr. Lawrence holds a Bachelor of Science in Chemical Engineering from The Pennsylvania State University.
B. John Lindeman, 50, has served as the Chief Financial Officer of Hydrofarm Holdings Group, Inc. a wholesaler and manufacturer of hydroponics equipment and commercial horticultural products since March 2020. From August 2015 until assuming his current role at Hydrofarm Holdings in March 2020, Mr. Lindeman served as Chief Financial Officer and Corporate Secretary at Calavo Growers, Inc. (Nasdaq-GS: CVGW), a global avocado-industry leader and expanding provider of valued-added fresh food, where he was responsible for the finance, accounting, IT and human resource functions. Prior to joining Calavo, Mr. Lindeman held various leadership positions within the finance and investment banking industries, including serving as managing director at Sageworth Trust Company, a provider of investment management, fiduciary and planning services to highly successful individuals and families, from March 2015 to July 2015, managing director and co-head of the consumer and retail group at Janney Montgomery Scott, a financial advisory firm, from August 2009 to March 2015, managing director at Stifel Nicolaus, a full service brokerage and investment banking firm, from December 2005 to August 2009, and principal at Legg Mason, a global asset management leader, from October 1999 to December 2005. Prior to joining Legg Mason, Mr. Lindeman was a Manager at PricewaterhouseCoopers LLP from August 1996 to October 1999. Mr. Lindeman is a Chartered Financial Analyst, and holds a Bachelor of Science in Business Administration from the University of Mary Washington. The Company believes that Mr. Lindeman’s twenty-five years of executive leadership experience, including substantial leadership and finance, accounting and executive experience at public companies qualifies him to serve as a director of the Company.
Dylan B. Lissette, 48, has served as the Vice Chairman, President and Chief Executive Officer of Utz since assuming the role in January 2013 and upon Closing, Mr. Lissette will be appointed Chief Executive Officer of the Company. Mr. Lissette also has served as the sole manager of Utz since September 2016. In addition, Mr. Lissette has served as a Member of the Board of Managers of the Utz Members since June 2004. Prior to serving as Chief Executive Officer, Mr. Lissette served as Chief Operating Officer from January 2011 to January 2013 and Executive Vice President of Sales and Marketing from January 2008 to January 2011. Prior to his service as an executive officer of Utz, Mr. Lissette served Utz in several capacities since joining in 1995, including serving as Retail Sales Manager, Key Account Director, and Director of Marketing. In 2007, Mr. Lissette was promoted to the position of Senior Vice President — Sales Operations where he had direct responsibility for route sales development in the Company’s Mid-Atlantic core markets and system-wide administration of the company’s DSD operations. Mr. Lissette represents the fourth generation of family leadership and involvement at the family-owned company, and is the son-in-law of Michael W. Rice, who serves as the current Executive Chairman of Utz and is a nominee to serve on the Board of Directors of the Company. Mr. Lissette also served on the Board of Directors of Hanover Hospital from August 2011 until August 2018. Mr. Lissette holds a Bachelor of Science degree in Business Economics and Public Policy from The George Washington University. The Company believes that Mr. Lissette’s extensive institutional knowledge and executive experience as the Vice Chairman, President and Chief Executive Officer of Utz qualifies him to serve as a director of the Company.
Michael W. Rice, 77, serves as Executive Chairman of Utz, having assumed this position in December 2012 following his role as Chairman of the Board and Chief Executive Officer of Utz from 1992 until 2012. Mr. Rice served as President and Chief Executive Officer of Utz from 1978 until 1992. Prior to serving as Chief Executive Officer, Mr. Rice served as Executive Vice President of Utz from 1970 to 1978. Mr. Rice also serves as a Member of the Board of Managers of the Utz Members. Mr. Rice is a graduate of Mount St. Mary’s University and holds a law degree from George Washington University School of Law. Mr. Rice is the father-in-law of Dylan Lissette, who serves as Vice Chairman, President and Chief Executive Office of Utz and is a nominee to serve on the Board of Directors of the Company. The Company believes that Mr. Rice’s extensive institutional knowledge of Utz and experience serving as Chief Executive Officer and Executive Chairman of Utz qualifies him to serve as a director of the Company.
Mark Schreiber, 56, serves as Executive Vice President and Chief Customer Operating Officer, Sales and Marketing at Utz, having served in these roles since April 2017. Prior to his service at Utz, Mr. Schreiber served as the Senior Vice President of Sales and Operations for Pepperidge Farm, Inc., a commercial bakery that was acquired by Campbell Soup Company, and on the Global Sales Leadership team for Campbell Soup Company, a processed food and snack company, from January 2008 to April 2017. Mr. Schreiber also worked at Pepperidge Farm, Inc. as Customer Vice President from January 2002 until January 2008, and as Vice President Customer Trade Marketing from January 1999 until January 2002. Prior to Pepperidge Farm, from January 1987 to January 1999, Mr. Schreiber began his career at Frito-Lay, a manufacturer of corn chips, potato chips and other snack foods, performing various roles in sales, strategic accounts, supply chain, marketing and DSD strategic operations. Mr. Schreiber is a current member of the Food Industry Association and has served as a Sales Executive Board Member of the Grocery Manufacturers Association from 2010 until 2016. Mr. Schreiber holds a Bachelor of Science in Marketing from The Pennsylvania State University.
James (Jim) Sponaugle, 44, serves as the Senior Vice President, Human Resources & Personnel Development at Utz, having served in this role since February 2020. Prior to joining Utz, from January 2009 until January 2020, Mr. Sponaugle worked at the Stewart Companies family of businesses. Starting with Poole Construction from January 2009 to June 2010, and then moving to Riley Welding and Fabricating, a metal fabrication division of Stewart Companies, a full-service construction-related services company, serving as General Manager and Vice President from June 2010 until March 2018. Mr. Sponaugle was promoted to Executive Vice President and added the responsibility of running Stewart & Tate Construction Industrial Division starting March 2018 through January 2020, while also maintaining his responsibilities at Riley Welding and Fabricating. Mr. Sponaugle serves on the Board of Directors of the Hanover Area Chamber of Commerce and serves as the Chairman of the Board of Directors of the YMCA of Hanover. Mr. Sponaugle earned his Bachelor of Science in Business Management from Cornell University.
Todd M. Staub, 54, serves as Executive Vice President and Chief Administration Officer at Utz, having served in these roles since April 2017. Mr. Staub has also been a member of the Board of Managers of the Utz Members since March 2008. Mr. Staub joined Utz in February 1997 and has held financial positions with increasing responsibility including Controller from March 1999 to July 2002, Vice President — Finance from July 2002 to July 2012, and Executive VP & Chief Financial Officer from July 2012 to April 2017. Prior to joining Utz, Mr. Staub served as an Account Supervisor for United Defense, a government contractor, from March 1996 until February 1997 and as an Accountant at Glatfelter Paper Company, a paper and packaging company, from September 1988 until March 1996. Mr. Staub holds a Bachelor of Arts in Mathematics from Western Maryland College and earned his MBA from York College of Pennsylvania.
Corporate Governance Guidelines and Code of Business Conduct
The Company Board will adopt Corporate Governance Guidelines that address items such as the qualifications and responsibilities of its directors and director candidates and corporate governance policies and standards applicable. In addition, the Company Board will adopt a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including its Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of the Company’s Corporate Governance Guidelines and its Code of Business Conduct and Ethics will be posted on the Corporate Governance portion of the Company’s website. The Company will post amendments to its Code of Business Conduct and Ethics or waivers of its Code of Business Conduct and Ethics for directors and officers on the same website.
Board Composition
The Company’s business affairs will be managed under the direction of the Company Board. The Company Board will consist of ten members, divided into three classes of staggered three-year terms. If a new Chief Executive Officer is named to replace Dylan B. Lissette, such person is anticipated to join the Company Board as the eleventh member.
As discussed more fully under the section entitled “Shareholder Proposal 2: The Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement”, the Company will enter into the Investor Rights Agreement with the Sellers, the Sponsor, the Founder Holders, the Sponsor Representative and the independent directors of Collier Creek. Pursuant to the Investor Rights Agreement, the Sellers will have the right to nominate five board members (the “Seller Nominees”) and the Sponsor or Sponsor Representative, as applicable, will have the right to nominate five board members (the “Sponsor Nominees”) to the Company Board for so long as each of them and their respective affiliates and specified family members beneficially own certain specified percentages of the certain economic interests in the Company and Utz.
Pursuant to the Investor Rights Agreement, the Sponsor and the Sellers agree that the initial Company Board upon the completion of the Business Combination will be the following ten individuals: Roger K. Deromedi, Dylan B. Lissette, Michael W. Rice, Craig D. Steeneck, John W. Altmeyer, Timothy P. Brown, Christina Choi, Antonio F. Fernandez, Jason K. Giordano, and B. John Lindeman. In the event that any of the ten individuals are unable or unwilling to serve as a director upon the Closing, their replacement will be designated as set forth in the Investor Rights Agreement.
The Company Board will be divided into three staggered classes of directors. At each annual meeting of its stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

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the Class I directors will be B. John Lindeman, John W. Altmeyer and Jason K. Giordano;

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the Class II directors will be Michael W. Rice, Craig D. Steeneck and Antonio F. Fernandez; and

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the Class III directors will be Timothy P. Brown, Dylan B. Lissette, Roger K. Deromedi and Christina Choi.

Committee Appointments
There will be three standing committees of the Company Board: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. It is expected that the following appointments will be made: Audit Committee: Craig D. Steeneck (Chair), Anthony F. Fernandez and B. John Lindeman; Compensation Committee: Jason K. Giordano (Chair), John W. Altmeyer and Craig D. Steeneck; and Nominating and Corporate Governance Committee: John W. Altmeyer (Chair), Christina Choi and Jason K. Giordano. All of the anticipated committee nominees are “independent” under the listing standards of NYSE.
Director Independence
In connection with the Business Combination, the Company’s Class A common stock will be listed on NYSE. Under the rules of NYSE, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and the rules of NYSE. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the rules of NYSE.
In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act and under the rules of NYSE, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.
To be considered independent for purposes of Rule 10C-1 under the Exchange Act and under the rules of NYSE, the board of directors must affirmatively determine that the member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.
The Company Board has undertaken a review of the independence of each director and considered whether each director of the Company has a material relationship with the Company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, the Company anticipates that seven will be considered “independent directors” as defined under the listing requirements and rules of NYSE and the applicable rules of the Exchange Act.
Board Leadership Structure
The Company believes that the structure of the Company Board and its committees will provide strong overall management of the Company.
Committees of the Company Board
The Company Board will have an audit committee, compensation committee, and nominating and corporate governance committee. The composition and responsibilities of each of the committees of the

Company Board is described below. Members will serve on these committees until their resignation or until as otherwise determined by the Company Board.
Audit Committee
Craig D. Steeneck, Anthony F. Fernandez and B. John Lindeman will serve as members of our Audit Committee. Under the NYSE listing standards and applicable SEC rules, all the directors on the Audit Committee must be independent; our board of directors has determined that each of Messrs. Steeneck, Fernandez and Lindeman are independent under the NYSE listing standards and applicable SEC rules. Mr. Steeneck will serve as the Chairman of the Audit Committee. Each member of the Audit Committee is financially literate and our board of directors has determined that Mr. Steeneck qualifies as an “audit committee financial expert” as defined in applicable SEC rules. The Company’s Audit Committee will be responsible for, among other things:
•
selecting a qualified firm to serve as the independent registered public accounting firm to audit the Company’s financial statements;

•
helping to ensure the independence and performance of the independent registered public accounting firm;

•
discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent registered public accounting firm, the Company’s interim and year-end financial statements;

•
developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•
reviewing and overseeing the Company’s policies on risk assessment and risk management, including enterprise risk management;

•
reviewing the adequacy and effectiveness of internal control policies and procedures and the Company’s disclosure controls and procedures; and

•
approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

The Company Board will adopt a written charter for the Audit Committee which will be available on the Company’s website upon the completion of the Business Combination.
Compensation Committee
Jason K. Giordano, John W. Altmeyer and Craig D. Steeneck will serve as members of our Compensation Committee. Under the NYSE listing standards, we are required to have a Compensation Committee composed entirely of independent directors; our Board of Directors has determined that each of Messrs. Giordano, Altmeyer and Steeneck are independent. Mr. Giordano will serve as Chairman of the Compensation Committee. The Company’s Compensation Committee will be responsible for, among other things:
•
reviewing, approving and determining the compensation of the Company’s officers and key employees;

•
reviewing, approving and determining compensation and benefits, including equity awards, to directors for service on the Company Board or any committee thereof;

•
administering the Company’s equity compensation plans;

•
reviewing, approving and making recommendations to the Company Board regarding incentive compensation and equity compensation plans; and

•
establishing and reviewing general policies relating to compensation and benefits of the Company’s employees.

The Company Board will adopt a written charter for the Compensation Committee, which will be available on its website upon the completion of the Business Combination.

Nominating and Corporate Governance Committee
John W. Altmeyer, Christine Choi and Jason K. Giordano will serve as members of our Nominating and Corporate Governance Committee. Under the NYSE listing standards, we are required to have a nominating and corporate governance committee composed entirely of independent directors; our Board of Directors has determined that each of Messrs. Altmeyer and Giordano and Ms. Choi are independent. Mr. Altmeyer will serve as Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for, among other things:
•
identifying, evaluating and selecting, or making recommendations to the Company Board regarding, nominees for election to the Company Board and its committees;

•
evaluating the performance of the Company Board and of individual directors;

•
considering, and making recommendations to the Company Board regarding the composition of the Company Board and its committees;

•
reviewing developments in corporate governance practices;

•
evaluating the adequacy of the corporate governance practices and reporting;

•
reviewing related person transactions; and

•
developing, and making recommendations to the Company Board regarding, corporate governance guidelines and matters.

The Company Board will adopt a written charter for the Nominating and Corporate Governance Committee, which will be available on its website upon the completion of the Business Combination.
Code of Conduct and Ethics
Following the Business Combination, the Company intends to post its Code of Conduct and Ethics and to post any amendments to or any waivers from a provision of its Code of Conduct and Ethics on its website, and also intends to disclose any amendments to or waivers of certain provisions of its Code of Conduct and Ethics in a manner required by applicable rules or regulations of the SEC or securities exchange.
Compensation Committee Interlocks and Insider Participation
None of the Company’s officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on the Company’s compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on the Company Board.
Related Person Policy of the Company
The Company will adopt a formal written policy that will be effective upon the Business Combination providing that the Company’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of the Company’s voting securities, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with the Company without the approval of the Company’s Nominating and Corporate Governance Committee, subject to the exceptions described below.
A related person transaction is generally a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which the Company and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to the Company as an employee or director are not covered by this policy.
Under the policy, the Company will collect information that the Company deems reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder, to enable the Company to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under the Code of Conduct, employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.
The policy will require that, in determining whether to approve, ratify or reject a related person transaction, the Company’s Audit Committee, or other independent body of the Company Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the Company’s best interests and those of the Company’s stockholders, as the Company’s Audit Committee, or other independent body of the Company Board, determines in the good faith exercise of its discretion.
The Company’s Audit Committee has determined that certain transactions will not require the approval of the Audit Committee including certain employment arrangements of officers, director compensation, transactions with another company at which a related party’s only relationship is as a director, non-executive employee or beneficial owner of less than 10% of that company’s outstanding capital stock, transactions where a related party’s interest arises solely from the ownership of the Company’s common stock and all holders of the Company’s common stock received the same benefit on a pro rata basis and transactions available to all employees generally.

SECURITIES ACT RESTRICTIONS ON RESALE OF THE COMPANY’S SECURITIES
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Company common stock or Company warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the Company at the time of, or at any time during the three months preceding, a sale and (ii) the Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as the Company was required to file reports) preceding the sale.
Persons who have beneficially owned restricted Company common stock shares or Company warrants for at least six months but who are affiliates of the Company at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of Company common stock then outstanding (as of the date of this proxy statement/prospectus, Collier Creek has 55,875,000 ordinary shares outstanding); or

•
the average weekly reported trading volume of the Company common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of the Company under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Company.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell its Class B ordinary shares pursuant to Rule 144 without registration one year after Collier Creek has completed its initial business combination.
Collier Creek anticipates that following the completion of the Business Combination, the Company will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.
Registration Rights
See the section entitled “Description of the Company Securities — Registration Rights” above.

STOCKHOLDER PROPOSALS AND NOMINATIONS
Stockholder Proposals
The Company’s proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Company’s proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of the Company Board, (ii) otherwise properly brought before such meeting by or at the direction of the Company Board, or (iii) otherwise properly brought before such meeting by a stockholder who is a stockholder of record on the date of giving of the notice and on the record date for determination of stockholders entitled to vote at such meeting who has complied with the notice procedures specified in the Company’s proposed Bylaws. To be timely for the Company’s annual meeting of stockholders, the Company’s secretary must receive the written notice at the Company’s principal executive offices:
•
not earlier than the 120th day; and

•
not later than the 90th day

before the one-year anniversary of the preceding year’s annual meeting.
In the event that no annual meeting was held in the previous year or the Company holds its annual meeting of stockholders more than 30 days before or more than 70 days following after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be received no later than the 10th day following the day on which the public announcement of such date was first made.
Accordingly, for the Company’s 2021 Annual Meeting, assuming the meeting is held on August 27, 2021, notice of a nomination or proposal must be delivered to the Company no later than May 29, 2021 and no earlier than April 29, 2021. Nominations and proposals also must satisfy other requirements set forth in the Bylaws. The Chairperson of the Company Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.
Assuming the Company’s 2021 Annual Meeting is held on August 27, 2021, under Rule 14a-8 of the Exchange Act, a shareholder proposal to be included in the proxy statement and proxy card for the 2021 annual general meeting pursuant to Rule 14a-8 must be received at our principal office on or before April 29, 2021 and must comply with Rule 14a-8.
Stockholder Director Nominees
The Company’s proposed Bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by the Company’s proposed Bylaws. In addition, the stockholder must give timely notice to the Company’s secretary in accordance with the Company’s proposed Bylaws, which, in general, require that the notice be received by the Company’s secretary within the time periods described above under “Stockholder Proposals” for stockholder proposals.
APPRAISAL RIGHTS
None of Collier Creek’s shareholders have appraisal rights under Cayman Islands law or otherwise in connection with the Business Combination Proposal or the other Proposals.
SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may communicate with the Collier Creek Board, any committee chairperson or the non-management directors as a group by writing to the Collier Creek Board or committee chairperson at Collier Creek Holdings, 200 Park Avenue, 58th Floor, New York, New York 10166 (if sent before the Business Combination) or with the Company Board or any committee chairperson or the non-management directors as a group, to Utz Brands, Inc., 900 High Street, Hanover, PA 17331 (if sent after the Business Combination). Each communication will be forwarded, depending on the subject matter, to the applicable board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS
Kirkland & Ellis LLP, New York, NY, has passed upon the validity of the securities of the Company offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.
EXPERTS
The audited financial statements of Collier Creek as of December 31, 2019 and 2018, and for the year ended December 31, 2019 and for the period from April 30, 2018 (inception) through December 31, 2018 included in this proxy statement/prospectus have been so included in reliance upon the report of WithumSmith+Brown, PC, independent registered public accountants (which includes an explanatory paragraph relating to the ability of Collier Creek to continue as a going concern as described in Note 1 to the financial statements) upon the authority of said firm as experts in accounting and auditing.
The audited combined financial statements of UM-U included in this proxy statement/prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
The audited combined abbreviated financial statements of Kennedy included in this proxy statement/prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.
DELIVERY OF DOCUMENTS TO SHAREHOLDERS
Pursuant to the rules of the SEC, Collier Creek and the services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Collier Creek’s annual report to shareholders and Collier Creek’s proxy statement/prospectus. Upon written or oral request, Collier Creek will deliver a separate copy of the annual report to shareholder and/or proxy statement/prospectus to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Collier Creek deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that Collier Creek deliver single copies of such documents in the future. Shareholders may notify Collier Creek of their requests by calling or writing Collier Creek at 200 Park Avenue, 58th Floor, New York, New York 10166 (if before the Business Combination) or Utz Brands, Inc., 900 High Street, Hanover, PA 17331 (if after the Business Combination).
TRANSFER AGENT
The transfer agent for Collier Creek’s securities is Continental Stock Transfer & Trust Company.
SUBMISSION OF SHAREHOLDER PROPOSALS
The Collier Creek Board is aware of no other matter that may be brought before the Shareholders Meeting. If any matter other than the Shareholder Proposals or related matters should properly come before such meetings, however, the persons named in the enclosed proxies will vote proxies in accordance with their judgment on those matters.
Under the laws of the Cayman Islands, only business stated in the notice of an extraordinary general meeting may be transacted at such meeting.
ENFORCEABILITY OF CIVIL LIABILITY
Collier Creek is a Cayman Islands exempted company. If Collier Creek does not change its jurisdiction of incorporation from the Cayman Islands to Delaware effecting the Domestication, you may have difficulty serving legal process within the United States upon Collier Creek. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Collier Creek in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Collier Creek may be served with process in the United States with respect to actions against Collier Creek arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Collier Creek’s securities by serving Collier Creek’s U.S. agent irrevocably appointed for that purpose.
WHERE YOU CAN FIND MORE INFORMATION
Collier Creek files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may read and copy reports, proxy statements and other information filed by Collier Creek with the SEC at the SEC web site, which contains reports, proxy statements and other information, at: http://www.sec.gov.
This proxy statement/prospectus is available without charge to shareholders of Collier Creek upon written or oral request. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Shareholders Meeting, you should contact Collier Creek in writing at Collier Creek Holdings, 200 Park Avenue, 58th Floor, New York, New York or by telephone at (212) 355-5515.
If you have questions about the Proposals or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing CCH.info@investor.morrowsodali.com. You will not be charged for any of the documents that you request.
To obtain timely delivery of the documents, you must request them no later than five business days before the date of the meetings, or no later than August 20, 2020.
Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.
All information contained in this document relating to Collier Creek has been supplied by Collier Creek and all such information relating to Utz has been supplied by the Sellers. Information provided by Collier Creek or Utz does not constitute any representation, estimate or projection of the other.

Page No.
Audited Combined Abbreviated Financial Statements of Kennedy Endeavors, Inc.
Report of Independent Certified Public Accountants	F-85
Combined Abbreviated Statement of Assets Acquired and Liabilities Assumed as of May 26, 2019	F-86
Combined Abbreviated Statement of Revenues and Direct Expenses June 4 2018 — May 26, 2019	F-87
Notes to Combined Abbreviated Financial Statements	F-88
Interim Combined Abbreviated Financial Statements of Kennedy Endeavors, Inc.
Interim Combined Abbreviated Statement of Assets Acquired and Liabilities Assumed as of August 25, 2019 (Unaudited) and May 26, 2019	F-94
Interim Combined Abbreviated Statement of Revenues and Direct Expenses for the thirteen weeks ended August 25, 2019 and twelve weeks ended August 26, 2018	F-95
Notes to Interim Combined Abbreviated Financial Statements	F-96

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Collier Creek Holdings
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Collier Creek Holdings (the “Company”) as of December 31, 2019 and 2018, and the related statements of operations, changes in shareholders’ equity and cash flows, for the year ended December 31, 2019 and for the period from April 30, 2018 (inception) through December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and for the period from April 30, 2018 (inception) through December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a Business Combination by the close of business on October 10, 2020, then the Company will cease all operations except for the purpose of liquidating. This date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2018.
New York, New York
March 12, 2020

COLLIER CREEK HOLDINGS
BALANCE SHEETS
	December 31,
	2019	2018
Assets:
Current assets:
Cash	$585,253	$944,890
Prepaid expenses	136,313	321,529
Total current assets	721,566	1,266,419
Cash and marketable securities held in Trust Account	451,020,841	442,048,296
Total Assets	$451,742,407	$443,314,715
Liabilities and Shareholders’ Equity:
Current liabilities:
Accounts payable	$11,654	$115,112
Accrued expenses	444,337	7,500
Accrued expenses – related parties	146,774	26,774
Total current liabilities	602,765	149,386
Deferred underwriting commissions and legal fees	15,450,000	15,450,000
Total Liabilities	16,052,765	15,599,386
Commitments
Class A ordinary shares, $0.0001 par value; 42,018,501 and 42,061,226 shares subject to possible redemption at $10.25 and $10.05 per share at December 31, 2019 and 2018, respectively	430,689,635	422,715,321
Shareholders’ Equity:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 400,000,000 shares authorized; 1,981,499 and 1,938,774 shares issued and outstanding (excluding 42,018,501 and 42,061,226 shares subject to possible redemption) at December 31, 2019 and 2018, respectively	198	194
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 11,875,000 shares issued and outstanding as of December 31, 2019 and 2018	1,188	1,188
Additional paid-in capital	—	3,087,484
Retained earnings	4,998,621	1,911,142
Total Shareholders’ Equity	5,000,007	5,000,008
Total Liabilities and Shareholders’ Equity	$451,742,407	$443,314,715
The accompanying notes are an integral part of these financial statements.

COLLIER CREEK HOLDINGS
STATEMENTS OF OPERATIONS
	For the year ended December 31, 2019	For the period from April 30, 2018 (inception) through December 31, 2018
General and administrative expenses	$998,232	$137,154
Loss from operations	(998,232)	(137,154)
Investment income on Trust Account	8,972,545	2,048,296
Net income	$7,974,313	$1,911,142
Weighted average shares outstanding of Class A ordinary shares	44,000,000	44,000,000
Basic and diluted net income per share, Class A	$0.20	$0.05
Weighted average shares outstanding of Class B ordinary shares	11,875,000	11,875,000
Basic and diluted net loss per share, Class B	$(0.08)	$(0.01)
The accompanying notes are an integral part of these financial statements.

COLLIER CREEK HOLDINGS
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
	Ordinary Shares						Total Shareholders’
	Class A		Class B		Additional Paid-In	Retained
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balance – April 30, 2018 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	12,375,000	1,238	23,762	—	25,000
Sale of units in initial public offering	44,000,000	4,400	—	—	439,995,600	—	440,000,000
Offering costs	—	—	—	—	(25,020,813)	—	(25,020,813)
Sale of private placement warrants to Sponsor in private placement	—	—	—	—	10,800,000	—	10,800,000
Forfeiture of Class B ordinary shares	—	—	(500,000)	(50)	50	—	—
Class A ordinary shares subject to possible redemption	(42,061,226)	(4,206)	—	—	(422,711,115)	—	(422,715,321)
Net income	—	—	—	—	—	1,911,142	1,911,142
Balance – December 31, 2018	1,938,774	$194	11,875,000	$1,188	$3,087,484	$1,911,142	$5,000,008
Class A ordinary shares subject to possible redemption	42,725	4	—	—	(3,087,484)	(4,886,834)	(7,974,314)
Net income	—	—	—	—	—	7,974,313	7,974,313
Balance – December 31, 2019	1,981,499	$198	11,875,000	$1,188	$—	$4,998,621	$5,000,007
The accompanying notes are an integral part of these financial statements.

COLLIER CREEK HOLDINGS
STATEMENTS OF CASH FLOWS
	For the year ended December 31, 2019	For the period from April 30, 2018 (inception) through December 31, 2018
Cash Flows from Operating Activities:
Net income	$7,974,313	$1,911,142
Adjustments to reconcile net income to net cash used in operating activities:
Investment income on Trust Account	(8,972,545)	(2,048,296)
General and administrative expenses paid by related parties	—	5,000
Changes in operating assets and liabilities:
Prepaid expenses	185,216	(321,529)
Accounts payable	(103,458)	30,112
Accrued expenses	436,837	7,500
Accrued expenses – related parties	120,000	26,774
Net cash used in operating activities	(359,637)	(389,297)
Cash Flows from Investing Activities:
Cash deposited in Trust Account	—	(440,000,000)
Net cash used in investing activities	—	(440,000,000)
Cash Flows from Financing Activities:
Proceeds from issuance of Class B ordinary shares to Sponsor	—	25,000
Proceeds received from note payable to related parties	—	150,000
Repayment of note payable and general and administrative expenses paid by related parties	—	(155,000)
Proceeds received from initial public offering	—	440,000,000
Proceeds received from private placement	—	10,800,000
Payment of offering costs	—	(9,485,813)
Net cash provided by financing activities	—	441,334,187
Net (decrease) increase in cash	(359,637)	944,890
Cash – beginning of the year	944,890	—
Cash – end of the year	$585,253	$944,890
Supplemental disclosure of noncash financing activities:
Change in value of Class A ordinary shares subject to possible redemption	$7,974,314	$422,715,321
Deferred legal fees and underwriting commissions in connection with the initial public offering	$—	$15,450,000
Offering costs included in accounts payable	$—	$85,000
The accompanying notes are an integral part of these financial statements.

COLLIER CREEK HOLDINGS
NOTES TO FINANCIAL STATEMENTS
NOTE 1.
DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Collier Creek Holdings (the “Company”) is a blank check company incorporated in the Cayman Islands on April 30, 2018. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (a “Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on the consumer goods industry and related sectors. The Company’s sponsor is Collier Creek Partners LLC, a Delaware limited liability company (the “Sponsor”).
All activity for the period from April 30, 2018 (inception) through December 31, 2019 relates to the Company’s formation, its initial public offering (the “Initial Public Offering”), which is described below, and its search for a Business Combination target. The Company has selected December 31 as its fiscal year end.
The registration statement for the Initial Public Offering was declared effective on October 4, 2018. On October 10, 2018, the Company consummated the Initial Public Offering of 44,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including the issuance of 4,000,000 Units as a result of the underwriters’ partial exercise of their over-allotment option, at $10.00 per Unit, generating gross proceeds of $440 million (Note 3), and incurring offering costs of approximately $25.02 million, inclusive of $15.45 million in deferred legal fees and underwriting commissions (Note 5).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (the “Private Placement”) of 7,200,000 warrants (the “Private Placement Warrants”) at a price of $1.50 per warrant to the Sponsor, generating gross proceeds of $10.8 million (Note 4).
Upon the closing of the Initial Public Offering and the Private Placement, $440 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement was placed in a trust account (the “Trust Account”) and was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and Private Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially approximately

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NOTES TO FINANCIAL STATEMENTS — (Continued)
$10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to public shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares subject to potential redemption were recorded at a redemption value and classified as temporary equity, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if (i) the Company has net tangible assets of at least $5,000,001 upon such consummation of such Business Combination and meets any additional requirements (including but not limited to cash requirements) agreed to in connection with such Business Combination and (ii) a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by the law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its second amended and restated memorandum and articles of association (the “Second Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the Initial Shareholders (as defined below) agreed to vote their Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.
Notwithstanding the foregoing, the Company’s Second Amended and Restated Memorandum and Articles of Association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares without the prior consent of the Company.
The Company’s Sponsor, officers and directors (the “Initial Shareholders”) agreed not to propose an amendment to the Company’s Second Amended and Restated Memorandum and Articles of Association to modify the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.
If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or October 10, 2020 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than five business days thereafter, redeem 100% of the outstanding Public Shares which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law.
In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive its pro rata portion of the amount then in the Trust Account, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes (less taxes payable and up to $100,000 of interest to pay dissolution expenses). The Initial Shareholders agreed to waive their liquidation rights with

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NOTES TO FINANCIAL STATEMENTS — (Continued)
respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including the Trust Account assets) will be only $10.00 per share initially held in the Trust Account, or less due to reductions in the value of the Trust Account assets. In order to protect the amounts held in the Trust Account, the Sponsor agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Going Concern Consideration
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2019, the Company had approximately $585,000 in cash and working capital of approximately $119,000. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company Working Capital Loans (as defined in Note 4) as may be required. As of December 31, 2019, there were no amounts outstanding under any Working Capital Loan.
The Company’s liquidity needs prior to the Initial Public Offering were satisfied through receipt of a $25,000 capital contribution from the Sponsor in exchange for the issuance of the Founder Shares (as defined below), and $155,000 in loans available from the Sponsor under a promissory note (the “Note”). The Company fully repaid the Note on October 17, 2018, after the closing of the Initial Public Offering. The Company’s liquidity needs for and following the Initial Public Offering have been satisfied by the portion of the net proceeds from the Private Placement held outside the Trust Account.
In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standard Board’s ‘(“FASB”) Accounting Standards Update 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the insufficient funds, mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate and dissolve after October 10, 2020.

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NOTES TO FINANCIAL STATEMENTS — (Continued)
NOTE 2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying balance sheet is presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
Use of estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Class A ordinary shares subject to possible redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and

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NOTES TO FINANCIAL STATEMENTS — (Continued)
subject to the occurrence of uncertain future events. Accordingly, at December 31, 2019 and 2018, 42,018,501 and 42,061,226 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets, respectively.
Net Income (Loss) per Share
Net income (loss) per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the periods. The Company has not considered the effect of the warrants sold in the Initial Public Offering and Private Placement to purchase an aggregate of 21,866,667 shares of the Company’s Class ordinary shares in the calculation of diluted income per share, since their inclusion would be anti-dilutive under the treasury stock method.
The Company’s statements of operations include a presentation of income (loss) per share for ordinary shares subject to redemption in a manner similar to the two-class method of income (loss) per share. Net income per share, basic and diluted for Class A ordinary shares is calculated by dividing the interest income earned on the Trust Account of $8,972,545 and 2,048,296 for the year ended December 31, 2019 and for the period from April 30, 2018 (inception) through December 31, 2018, respectively, by the weighted average number of Class A ordinary shares outstanding for such periods. Net loss per share, basic and diluted for Class B ordinary shares is calculated by dividing the net income, less income attributable to Class A ordinary shares, by the weighted average number of Class B ordinary shares outstanding for such periods.
Income taxes
The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman Islands income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At December 31, 2019 and 2018, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair value of financial instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

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NOTES TO FINANCIAL STATEMENTS — (Continued)
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

ASC 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of December 31, 2019 and 2018, the recorded values of cash, cash and marketable securities held in the Trust Account, prepaid expenses, accounts payable, and accrued expenses approximate the fair values due to the short-term nature of the instruments.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on the Company’s financial statements.
NOTE 3.
INITIAL PUBLIC OFFERING

On October 10, 2018, the Company sold 44,000,000 Units at a purchase price of $10.00 per Unit in the Initial Public Offering, including 4,000,000 Units issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 6).
NOTE 4.
RELATED PARTY TRANSACTIONS

Founder Shares
On May 2, 2018, the Company issued 2,875,000 Class B ordinary shares to the Sponsor (the “Founder Shares”) in exchange for a capital contribution of $25,000. On September 7, 2018, the Company effected a share capitalization resulting in the Sponsor holding 10,937,500 Founder Shares. On September 10, 2018, the Sponsor transferred 45,000, 45,000, 52,500 and 52,500 Founder Shares to each of Antonio F. Fernandez, Matthew M. Mannelly, William D. Toler and Craig D. Steeneck, respectively. On October 4, 2018, the Company effected a share capitalization resulting in an aggregate of 12,375,000 Founder Shares. On October 10, 2018, the underwriters partially exercised the over-allotment option, and 500,000 Founder Shares were subsequently surrendered to the Company by the Sponsor for no consideration on October 19, 2018. Of the 11,875,000 shares outstanding as of December 31, 2019, and December 31, 2018, the Sponsor owned 11,680,000 Class B ordinary shares and the independent directors owned an aggregate of 195,000 Class B ordinary shares.

COLLIER CREEK HOLDINGS
NOTES TO FINANCIAL STATEMENTS — (Continued)
The Founder Shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of a Business Combination, or earlier at the option of the holder, on a one-for-one basis. However, if additional Class A ordinary shares or any other equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 25% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued or deemed issued, or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (including the Forward Purchase Shares, but not the Forward Purchase Warrants (both as defined below)), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.
The holders of the Founder Shares agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property (except to certain permitted transferees). Any permitted transferees will be subject to the same restrictions and other agreements of the Initial Shareholders with respect to any Founder Shares. Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lock-up.
Private Placement Warrants
On October 10, 2018, the Company sold 7,200,000 Private Placement Warrants to the Sponsor at $1.50 per warrant, generating gross proceeds of $10.8 million in the Private Placement. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at $11.50 per share. A portion of the net proceeds from the Private Placement was added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless.
Related Parties Loans
The Company’s Sponsor had agreed to loan the Company up to $200,000 to be used for the payment of costs related to the Initial Public Offering (the “Note”). The Note was non-interest bearing, unsecured and was due on the earlier of December 31, 2018 or the closing of the Initial Public Offering. The Company had borrowed $155,000 under the Note, which was fully repaid on October 17, 2018.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, it would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. Except as set forth above, to date, the terms of the Working

COLLIER CREEK HOLDINGS
NOTES TO FINANCIAL STATEMENTS — (Continued)
Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Company has no borrowings to date under this arrangement.
Administrative Service Fee
The Company agreed, commencing on the effective date of the Initial Public Offering through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, and secretarial and administrative services. The Company recorded $120,000 and $27,000 in general and administrative expenses in connection with this administrative services agreement in the accompanying statements of operations during the year ended December 31, 2019 and for the period from April 30, 2018 (inception) through December 31, 2018, respectively. As of December 31, 2019 and 2018, the Company has accrued approximately $147,000 and $27,000, respectively, for services in connection with such agreement on the accompanying balance sheets.
Forward Purchase Agreements
On September 7, 2018, the Company entered into forward purchase agreements with the Sponsor and the Company’s independent directors (the “Forward Purchase Agreements”) which provide for the purchase of an aggregate of 3,500,000 Class A ordinary shares (the “Forward Purchase Shares”), plus an aggregate of 1,166,666 redeemable warrants (the “Forward Purchase Warrants”) to purchase one Class A ordinary share at $11.50 per share, for an aggregate purchase price of  $35,000,000, or $10.00 per Class A ordinary share, in a private placement to close concurrently with the closing of the initial Business Combination. The Forward Purchase Warrants will have the same terms as the Public Warrants. These purchases will be made regardless of whether any Class A ordinary shares are redeemed by public shareholders. The Forward Purchase Shares and Forward Purchase Warrants will be issued only in connection with the closing of the initial Business Combination. The proceeds from the sale of Forward Purchase Shares may be used to fund part of the consideration to the sellers in the initial Business Combination, expenses in connection with the initial Business Combination or for working capital in the post-transaction company.
NOTE 5.
COMMITMENTS & CONTINGENCIES

Registration Rights
The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights pursuant to a registration rights agreement entered into on the effective date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Pursuant to the Forward Purchase Agreements, the Company agreed to use its commercially reasonable best efforts (i) to file within 30 days after the closing of a Business Combination a registration statement with the SEC for a secondary offering of the Forward Purchase Shares and the Forward Purchase Warrants (and underlying Class A ordinary shares), (ii) to cause such registration statement to be declared effective promptly thereafter and (iii) to maintain the effectiveness of such registration statement until the earliest of  (A) the date on which the Sponsor and all of the independent directors or their respective assignees cease to hold the securities covered thereby and (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act. In addition, the Forward Purchase Agreements provide these holders will have certain “piggy-back” registration rights to include their securities in other registration statements filed by the Company.

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NOTES TO FINANCIAL STATEMENTS — (Continued)
Deferred Underwriting Fees
Pursuant to the Company’s Initial Public Offering, the underwriters were entitled to underwriting discounts of $0.20 per unit, or $8.8 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriters were entitled to a deferred underwriting commission of $0.35 per unit, or $15.4 million in the aggregate. The deferred underwriting fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Deferred Legal Fees
The Company is obligated to pay deferred legal fees of $50,000 upon the consummation of an initial Business Combination for services performed in connection with the Initial Public Offering. If no Business Combination is consummated, the Company will not be obligated to pay such fee.
NOTE 6.
SHAREHOLDERS’ EQUITY

Class A Ordinary Shares  —  The Company is authorized to issue 400,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of December 31, 2019 and 2018, there were 44,000,000 Class A ordinary shares issued and outstanding, including 42,018,501 and 42,061,226 Class A ordinary shares subject to possible redemption, respectively.
Class B Ordinary Shares  —  The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class B ordinary shares are entitled to one vote for each share. On May 2, 2018, 2,875,000 Class B ordinary shares were issued and outstanding. On September 7, 2018, the Company effected a share capitalization resulting in 10,937,500 Class B ordinary shares outstanding. On October 4, 2018, the Company effected a share capitalization resulting in 12,375,000 Class B ordinary shares outstanding. On October 10, 2018, the underwriters partially exercised the over-allotment option, and 500,000 Founder Shares were surrendered to the Company by the Sponsor for no consideration on October 19, 2018. As of December 31, 2019 and 2018, there were 11,875,000 Class B ordinary shares outstanding.
The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the consummation of the initial Business Combination, or earlier at the option of the holder thereof, on a one-for-one basis. However, if additional Class A ordinary shares or any other equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 25% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued or deemed issued, or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (including the Forward Purchase Shares, but not the Forward Purchase Warrants), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor upon conversion of Working Capital Loans, provided that such conversion of Class B ordinary shares will never occur on a less than one-for-one basis.
Preferred Shares  —  The Company is authorized to issue 1,000,000 preferred shares with a par value of $0.0001 per share. At December 31, 2019 and 2018, there were no preferred shares issued or outstanding.
Warrants  — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of  (a) 30 days after the completion of a Business

COLLIER CREEK HOLDINGS
NOTES TO FINANCIAL STATEMENTS — (Continued)
Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
The Company may call its warrants for redemption (except with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last reported last sale price of the Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

Additionally, commencing ninety days after the Public Warrants become exercisable, the Company may redeem its outstanding warrants (except with respect to the Private Placement Warrants) in whole and not in part, for the number of Class A ordinary shares determined by reference to the table set forth in the Company’s prospectus relating to the Initial Public Offering based on the redemption date and the “fair market value” of the Class A ordinary shares, upon a minimum of 30 days’ prior written notice of redemption and if, and only if, the last sale price of the Class A ordinary shares equals or exceeds $10.00 per share (as adjusted per share splits, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the Public Warrant holders. The “fair market value” of the Class A ordinary shares is the average last reported sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

COLLIER CREEK HOLDINGS
NOTES TO FINANCIAL STATEMENTS — (Continued)
The exercise price and number of Class A ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share capitalization, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants shares. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
NOTE 7.
FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2019 and 2018 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.
December 31, 2019
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Money market funds	$451,020,841	$—	$—
December 31, 2018
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Money market funds	$442,048,296	$—	$—
None of the balance in the Trust Account was held in cash as of December 31, 2019 and 2018.
NOTE 8.
SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

COLLIER CREEK HOLDINGS
CONDENSED BALANCE SHEETS
	March 31, 2020	December 31, 2019
	(Unaudited)
Assets:
Current assets:
Cash	$585,123	$585,253
Prepaid expenses	154,625	136,313
Total current assets	739,748	721,566
Marketable securities held in Trust Account	452,430,869	451,020,841
Total Assets	$453,170,617	$451,742,407
Liabilities and Shareholders’ Equity:
Current liabilities:
Accounts payable	$161,579	$11,654
Accrued expenses	1,514,828	444,337
Accrued expenses – related parties	176,774	146,774
Total current liabilities	1,853,181	602,765
Deferred underwriting commissions and legal fees	15,450,000	15,450,000
Total Liabilities	17,303,181	16,052,765
Commitments
Class A ordinary shares, $0.0001 par value; 41,913,174 and 42,018,501 shares subject to possible redemption at $10.28 and $10.25 per share at March 31, 2020 and December 31, 2019, respectively	430,867,428	430,689,635
Shareholders’ Equity:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 400,000,000 shares authorized; 2,086,826 and 1,981,499 shares issued and outstanding (excluding 41,913,174 and 42,018,501 shares subject to possible redemption) at March 31, 2020 and December 31, 2019, respectively	209	198
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 11,875,000 shares issued and outstanding as of March 31, 2020 and December 31, 2019	1,188	1,188
Additional paid-in capital	—	—
Retained earnings	4,998,611	4,998,621
Total Shareholders’ Equity	5,000,008	5,000,007
Total Liabilities and Shareholders’ Equity	$453,170,617	$451,742,407

The accompanying notes are an integral part of these unaudited condensed financial statements

COLLIER CREEK HOLDINGS
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)
	For the Three Months Ended March 31,
	2020	2019
General and administrative expenses	$1,232,234	$159,706
Loss from operations	(1,232,234)	(159,706)
Investment income on Trust Account	1,410,028	2,461,634
Net income	$177,794	$2,301,928
Weighted average shares outstanding of Class A ordinary shares	44,000,000	44,000,000
Basic and diluted net income per share, Class A	$0.03	$0.06
Weighted average shares outstanding of Class B ordinary shares	11,875,000	11,875,000
Basic and diluted net loss per share, Class B	$(0.10)	$(0.01)
The accompanying notes are an integral part of these unaudited condensed financial statements

COLLIER CREEK HOLDINGS
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)
	For the Three Months Ended March 31, 2020
	Ordinary Shares				Additional Paid-In Capital		Total Shareholders’ Equity
	Class A		Class B			Retained Earnings
	Shares	Amount	Shares	Amount
Balance – December 31, 2019	1,981,499	$198	11,875,000	$1,188	$—	$4,998,621	$5,000,007
Class A ordinary shares subject to possible redemption	105,327	11	—	—	—	(177,804)	(177,793)
Net income	—	—	—	—	—	177,794	177,794
Balance – March 30, 2020 (unaudited)	2,086,826	$209	11,875,000	$1,188	$—	$4,998,611	$5,000,008

	For the three months ended March 31, 2019
	Ordinary Shares				Additional Paid-In Capital		Total Shareholders’ Equity
	Class A		Class B			Retained Earnings
	Shares	Amount	Shares	Amount
Balance – December 31, 2018	1,938,774	$194	11,875,000	$1,188	$3,087,484	$1,911,142	$5,000,008
Class A ordinary shares subject to possible redemption	(19,690)	(2)	—	—	(2,301,928)	—	(2,301,930)
Net income	—	—	—	—	—	2,301,928	2,301,928
Balance – March 31, 2019 (unaudited)	1,919,084	$192	11,875,000	$1,188	$785,556	$4,213,070	$5,000,006
The accompanying notes are an integral part of these unaudited condensed financial statements

COLLIER CREEK HOLDINGS
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	For the Three Months Ended March 31,
	2020	2019
Cash Flows from Operating Activities:
Net income	$177,794	$2,301,928
Adjustments to reconcile net income to net cash used in operating activities:
Investment income on Trust Account	(1,410,028)	(2,461,634)
Changes in operating assets and liabilities:
Prepaid expenses	(18,312)	(9,768)
Accounts payable	149,925	(91,692)
Accrued expenses	1,070,491	25,157
Accrued expenses – related parties	30,000	30,000
Net cash used in operating activities	(130)	(206,009)
Net decrease in cash	(130)	(206,009)
Cash – beginning of the period	585,253	944,890
Cash – end of the period	$585,123	$738,881
Supplemental disclosure of noncash financing activities:
Change in value of Class A ordinary shares subject to possible redemption	$177,793	$2,301,930
The accompanying notes are an integral part of these unaudited condensed financial statements

COLLIER CREEK HOLDINGS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Collier Creek Holdings (the “Company”) is a blank check company incorporated in the Cayman Islands on April 30, 2018. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (a “Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on the consumer goods industry and related sectors. The Company’s sponsor is Collier Creek Partners LLC, a Delaware limited liability company (the “Sponsor”).
All activity for the period from April 30, 2018 (inception) through March 31, 2020 relates to the Company’s formation, its initial public offering (the “Initial Public Offering”), which is described below, and its search for a Business Combination target. The Company has selected December 31 as its fiscal year end.
The registration statement for the Initial Public Offering was declared effective on October 4, 2018. On October 10, 2018, the Company consummated the Initial Public Offering of 44,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including the issuance of 4,000,000 Units as a result of the underwriters’ partial exercise of their over-allotment option, at $10.00 per Unit, generating gross proceeds of $440 million (Note 3), and incurring offering costs of approximately $25.02 million, inclusive of $15.45 million in deferred legal fees and underwriting commissions (Note 5).
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (the “Private Placement”) of 7,200,000 warrants (the “Private Placement Warrants”) at a price of $1.50 per warrant to the Sponsor, generating gross proceeds of $10.8 million (Note 4).
Upon the closing of the Initial Public Offering and the Private Placement, $440 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement was placed in a trust account (the “Trust Account”) and was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and Private Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially approximately

COLLIER CREEK HOLDINGS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
$10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to public shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares subject to potential redemption were recorded at a redemption value and classified as temporary equity, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if (i) the Company has net tangible assets of at least $5,000,001 upon such consummation of such Business Combination and meets any additional requirements (including but not limited to cash requirements) agreed to in connection with such Business Combination and (ii) a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by the law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its second amended and restated memorandum and articles of association (the “Second Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the Initial Shareholders (as defined below) agreed to vote their Founder Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.
Notwithstanding the foregoing, the Company’s Second Amended and Restated Memorandum and Articles of Association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares without the prior consent of the Company.
The Company’s Sponsor, officers and directors (the “Initial Shareholders”) agreed not to propose an amendment to the Company’s Second Amended and Restated Memorandum and Articles of Association to modify the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.
If the Company is unable to complete a Business Combination within 24 months from the closing of the Initial Public Offering, or October 10, 2020 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than five business days thereafter, redeem 100% of the outstanding Public Shares which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law.
In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive its pro rata portion of the amount then in the Trust Account, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes (less taxes payable and up to $100,000 of interest to pay dissolution expenses). The Initial Shareholders agreed to waive their liquidation rights with

COLLIER CREEK HOLDINGS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including the Trust Account assets) will be only $10.00 per share initially held in the Trust Account, or less due to reductions in the value of the Trust Account assets. In order to protect the amounts held in the Trust Account, the Sponsor agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Going Concern Consideration
The accompanying unaudited condensed financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. As of March 31, 2020, the Company had approximately $585,000 in cash and working capital deficit of approximately $1.1 million. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company Working Capital Loans (as defined in Note 4) as may be required. As of March 31, 2020, there were no amounts outstanding under any Working Capital Loan.
The Company’s liquidity needs prior to the Initial Public Offering were satisfied through receipt of a $25,000 capital contribution from the Sponsor in exchange for the issuance of the Founder Shares (as defined below), and $155,000 in loans available from the Sponsor under a promissory note (the “Note”). The Company fully repaid the Note on October 17, 2018, after the closing of the Initial Public Offering. The Company’s liquidity needs for and following the Initial Public Offering have been satisfied by the portion of the net proceeds from the Private Placement held outside the Trust Account.
In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standard Board’s ‘(“FASB”) Accounting Standards Update 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company’s liquidity position, mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate and dissolve after October 10, 2020.

COLLIER CREEK HOLDINGS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three months ended March 31, 2020 are not necessarily indicative of the results that may be expected through December 31, 2020.
The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-K filed by the Company with the SEC on March 12, 2020.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
Use of estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

COLLIER CREEK HOLDINGS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Class A ordinary shares subject to possible redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at March 31, 2020 and December 31, 2019, 41,913,174 and 42,018,501 Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheets, respectively.
Net Income (Loss) per Share
Net income (loss) per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the periods. The Company has not considered the effect of the warrants sold in the Initial Public Offering and Private Placement to purchase an aggregate of 21,866,667 shares of the Company’s Class ordinary shares in the calculation of diluted income per share, since their inclusion would be anti-dilutive under the treasury stock method.
The Company’s unaudited condensed statements of operations include a presentation of income (loss) per share for ordinary shares subject to redemption in a manner similar to the two-class method of income (loss) per share. Net income per share, basic and diluted for Class A ordinary shares is calculated by dividing the interest income earned on the Trust Account of approximately $1.4 million and $2.5 million for the three months ended March 31, 2020 and 2019, respectively, by the weighted average number of Class A ordinary shares outstanding for such periods. Net loss per share, basic and diluted for Class B ordinary shares is calculated by dividing the net income, less income attributable to Class A ordinary shares, by the weighted average number of Class B ordinary shares outstanding for such periods.
Income taxes
The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2020 and December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman Islands income tax regulations, income taxes are not levied on the Company.

COLLIER CREEK HOLDINGS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. At March 31, 2020 and December 31, 2019 the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair value of financial instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

ASC 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of March 31, 2020 and December 31, 2019, the recorded values of cash, cash and marketable securities held in the Trust Account approximate the fair values due to the short-term nature of the instruments.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on the Company’s financial statements.
NOTE 3.   INITIAL PUBLIC OFFERING
On October 10, 2018, the Company sold 44,000,000 Units at a purchase price of $10.00 per Unit in the Initial Public Offering, including 4,000,000 Units issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each Unit consists of one Class A ordinary share and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 6).

COLLIER CREEK HOLDINGS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
NOTE 4.   RELATED PARTY TRANSACTIONS
Founder Shares
On May 2, 2018, the Company issued 2,875,000 Class B ordinary shares to the Sponsor (the “Founder Shares”) in exchange for a capital contribution of $25,000. On September 7, 2018, the Company effected a share capitalization resulting in the Sponsor holding 10,937,500 Founder Shares. On September 10, 2018, the Sponsor transferred 45,000, 45,000, 52,500 and 52,500 Founder Shares to each of Antonio F. Fernandez, Matthew M. Mannelly, William D. Toler and Craig D. Steeneck, respectively. On October 4, 2018, the Company effected a share capitalization resulting in an aggregate of 12,375,000 Founder Shares. On October 10, 2018, the underwriters partially exercised the over-allotment option, and 500,000 Founder Shares were subsequently surrendered to the Company by the Sponsor for no consideration on October 19, 2018. Of the 11,875,000 Class B ordinary shares outstanding as of March 31, 2020 and December 31, 2019, the Sponsor owned 11,680,000 Class B ordinary shares and the independent directors owned an aggregate of 195,000 Class B ordinary shares.
The Founder Shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of a Business Combination, or earlier at the option of the holder, on a one-for-one basis. However, if additional Class A ordinary shares or any other equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued or deemed issued, or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (including the Forward Purchase Shares, but not the Forward Purchase Warrants (both as defined below)), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.
The holders of the Founder Shares agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property (except to certain permitted transferees). Any permitted transferees will be subject to the same restrictions and other agreements of the Initial Shareholders with respect to any Founder Shares. Notwithstanding the foregoing, if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the lock-up.
Private Placement Warrants
On October 10, 2018, the Company sold 7,200,000 Private Placement Warrants to the Sponsor at $1.50 per warrant, generating gross proceeds of $10.8 million in the Private Placement. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at $11.50 per share. A portion of the net proceeds from the Private Placement was added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless.

COLLIER CREEK HOLDINGS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Related Parties Loans
The Company’s Sponsor had agreed to loan the Company up to $200,000 to be used for the payment of costs related to the Initial Public Offering (the “Note”). The Note was non-interest bearing, unsecured and was due on the earlier of December 31, 2019 or the closing of the Initial Public Offering. The Company had borrowed $155,000 under the Note, which was fully repaid on October 17, 2018.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, it would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. Except as set forth above, to date, the terms of the Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Company has no borrowings to date under this arrangement.
Administrative Service Fee
The Company agreed, commencing on the effective date of the Initial Public Offering through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, and secretarial and administrative services. The Company recorded $30,000 in general and administrative expenses in connection with this administrative services agreement in each of the accompanying statements of operations during the three months ended March 31, 2020 and 2019. As of March 31, 2020 and December 31, 2019, the Company has accrued approximately $177,000 and $147,000, respectively, for services in connection with such agreement on the accompanying balance sheets.
Forward Purchase Agreements
On September 7, 2018, the Company entered into forward purchase agreements with the Sponsor and the Company’s independent directors (the “Forward Purchase Agreements”) which provide for the purchase of an aggregate of 3,500,000 Class A ordinary shares (the “Forward Purchase Shares”), plus an aggregate of 1,166,666 redeemable warrants (the “Forward Purchase Warrants”) to purchase one Class A ordinary share at $11.50 per share, for an aggregate purchase price of $35,000,000, or $10.00 per Class A ordinary share, in a private placement to close concurrently with the closing of the initial Business Combination. The Forward Purchase Warrants will have the same terms as the Public Warrants. These purchases will be made regardless of whether any Class A ordinary shares are redeemed by public shareholders. The Forward Purchase Shares and Forward Purchase Warrants will be issued only in connection with the closing of the initial Business Combination. The proceeds from the sale of Forward Purchase Shares may be used to fund part of the consideration to the sellers in the initial Business Combination, expenses in connection with the initial Business Combination or for working capital in the post-transaction company.
NOTE 5.   COMMITMENTS & CONTINGENCIES
Registration Rights
The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights pursuant to a registration rights agreement entered into on the effective date

COLLIER CREEK HOLDINGS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Pursuant to the Forward Purchase Agreements, the Company agreed to use its commercially reasonable best efforts (i) to file within 30 days after the closing of a Business Combination a registration statement with the SEC for a secondary offering of the Forward Purchase Shares and the Forward Purchase Warrants (and underlying Class A ordinary shares), (ii) to cause such registration statement to be declared effective promptly thereafter and (iii) to maintain the effectiveness of such registration statement until the earliest of (A) the date on which the Sponsor and all of the independent directors or their respective assignees cease to hold the securities covered thereby and (B) the date all of the securities covered thereby can be sold publicly without restriction or limitation under Rule 144 under the Securities Act. In addition, the Forward Purchase Agreements provide these holders will have certain “piggy-back” registration rights to include their securities in other registration statements filed by the Company.
Deferred Underwriting Fees
Pursuant to the Company’s Initial Public Offering, the underwriters were entitled to underwriting discounts of $0.20 per unit, or $8.8 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, the underwriters were entitled to a deferred underwriting commission of $0.35 per unit, or $15.4 million in the aggregate. The deferred underwriting fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
Deferred Legal Fees
The Company is obligated to pay deferred legal fees of $50,000 upon the consummation of an initial Business Combination for services performed in connection with the Initial Public Offering. If no Business Combination is consummated, the Company will not be obligated to pay such fee.
Risk and Uncertainties
Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
NOTE 6.   SHAREHOLDERS’ EQUITY
Class A Ordinary Shares — The Company is authorized to issue 400,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of March 31, 2020 and December 31, 2019, there were 44,000,000 Class A ordinary shares issued and outstanding, including 41,913,174 and 42,018,501 Class A ordinary shares subject to possible redemption, respectively.
Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class B ordinary shares are entitled to one vote for each share. On May 2, 2018, 2,875,000 Class B ordinary shares were issued and outstanding. On September 7, 2018, the Company effected a share capitalization resulting in 10,937,500 Class B ordinary shares outstanding. On October 4, 2018, the Company effected a share capitalization resulting in 12,375,000 Class B ordinary shares outstanding. On October 10, 2018, the underwriters partially exercised the over-allotment option, and 500,000 Founder Shares were surrendered to the Company by the Sponsor for

COLLIER CREEK HOLDINGS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
no consideration on October 19, 2018. As of March 31, 2020 and December 31, 2019, there were 11,875,000 Class B ordinary shares outstanding.
The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the consummation of the initial Business Combination, or earlier at the option of the holder thereof, on a one-for-one basis. However, if additional Class A ordinary shares or any other equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by public shareholders), including the total number of Class A ordinary shares issued or deemed issued, or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (including the Forward Purchase Shares, but not the Forward Purchase Warrants), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor upon conversion of Working Capital Loans, provided that such conversion of Class B ordinary shares will never occur on a less than one-for-one basis.
Preferred Shares — The Company is authorized to issue 1,000,000 preferred shares with a par value of $0.0001 per share. At March 31, 2020 and December 31, 2019, there were no preferred shares issued or outstanding.
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3 (a)(9) of the Securities Act or another exemption. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

COLLIER CREEK HOLDINGS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
The Company may call its warrants for redemption (except with respect to the Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon a minimum of 30 days’ prior written notice of redemption; and

•
if, and only if, the last reported last sale price of the Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

Additionally, commencing ninety days after the Public Warrants become exercisable, the Company may redeem its outstanding warrants (except with respect to the Private Placement Warrants) in whole and not in part, for the number of Class A ordinary shares determined by reference to the table set forth in the Company’s prospectus relating to the Initial Public Offering based on the redemption date and the “fair market value” of the Class A ordinary shares, upon a minimum of 30 days’ prior written notice of redemption and if, and only if, the last sale price of the Class A ordinary shares equals or exceeds $10.00 per share (as adjusted per share splits, share dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the Public Warrant holders. The “fair market value” of the Class A ordinary shares is the average last reported sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.
The exercise price and number of Class A ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share capitalization, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants shares. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.
NOTE 7.   FAIR VALUE MEASUREMENTS
The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of March 31, 2020 and December 31, 2019 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.
March 31, 2020
Description	Quoted Prices Other in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$452,430,869	$—	$—

COLLIER CREEK HOLDINGS
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
December 31, 2019
Description	Quoted Prices Other in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$451,020,841	$—	$—
None of the balance in the Trust Account was held in cash as of March 31, 2020 and December 31, 2019.
NOTE 8.   SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Members and Board of Directors of
UM-U Intermediate, LLC and Subsidiaries and Affiliates
Opinion on the financial statements
We have audited the accompanying combined balance sheets of UM-U Intermediate, LLC (a Delaware Limited Liability Company) and Subsidiaries and Affiliates (the “Company”) as of December 29, 2019 and December 30, 2018, the related combined statements of operations and comprehensive income, statements of members’ equity, and cash flows for each of the three years in the period ended December 29, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2019 and December 30, 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Grant Thornton LLP
We have served as the Company’s auditor since 2011.
Philadelphia, Pennsylvania
June 12, 2020

UM-U INTERMEDIATE, LLC AND SUBSIDIARIES AND AFFILIATES
COMBINED BALANCE SHEETS
December 29, 2019 and December 30, 2018
(In thousands)
	December 29, 2019	December 30, 2018
ASSETS
Current Assets
Cash and cash equivalents	$15,053	$6,914
Accounts receivable, less allowance of $1,353 and $361, respectively	106,816	102,874
Inventories, net	50,894	46,926
Prepaid expenses and other assets	4,563	3,313
Current portion of notes receivable	6,754	6,744
Assets held for sale	—	3,620
Total current assets	184,080	170,391
Non-current Assets
Property, plant and equipment, net	171,717	149,766
Goodwill	202,407	130,907
Intangible assets, net	184,014	158,151
Non-current portion of notes receivable	28,636	25,710
Other assets	7,693	5,745
Total non-current assets	594,467	470,279
Total assets	$778,547	$640,670
LIABILITIES AND (DEFICIT) EQUITY
Current Liabilities
Current portion of term debt	$6,299	$6,282
Current portion of other notes payable	7,984	1,394
Accounts payable	49,028	46,405
Accrued expenses and other	44,206	42,463
Total current liabilities	107,517	96,544
Non-current portion of term debt	633,826	640,110
Non-current portion of other notes payable	31,800	5,136
Non-current accrued expenses and other	19,633	13,023
Deferred tax liability	19,123	17,173
Total non-current liabilities	704,382	675,442
Total liabilities	811,899	771,986
Commitments and Contingencies
(Deficit) Equity
Members’ (deficit) equity	(27,446)	(119,971)
Accumulated other comprehensive income	1,408	—
Total members’ (deficit) equity	(26,038)	(119,971)
Noncontrolling interest	(7,314)	(11,345)
Total (deficit) equity	(33,352)	(131,316)
Total liabilities and (deficit) equity	$778,547	$640,670
The accompanying notes are an integral part of these combined financial statements.

UM-U INTERMEDIATE, LLC AND SUBSIDIARIES AND AFFILIATES
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the fiscal years ended December 29, 2019, December 30, 2018, and December 31, 2017
(In thousands)
	December 29, 2019	December 30, 2018	December 31, 2017
Net sales	$768,228	$772,035	$707,035
Cost of goods sold	514,430	505,330	445,548
Gross profit	253,798	266,705	261,487
Selling and administrative expenses
Selling	163,589	183,374	180,956
Administrative	64,723	68,018	69,982
Total selling and administrative expenses	228,312	251,392	250,938
Gain (loss) on sale of assets
Gain (loss) on disposal of property, plant and equipment	6,028	(2,312)	(11,813)
Gain on sale of routes, net	7,232	6,382	11,364
Total gain (loss) on sale of assets	13,260	4,070	(449)
Income from operations	38,746	19,383	10,100
Other (expense) income
Interest expense	(48,388)	(45,715)	(11,067)
Other (expense) income	(576)	607	1,921
Other (expense) income, net	(48,964)	(45,108)	(9,146)
(Loss) income before taxes	(10,218)	(25,725)	954
Income tax expense (benefit)	3,146	1,919	(16,146)
Net (loss) income	(13,364)	(27,644)	17,100
Net income attributable to noncontrolling interest	(2,808)	(2,856)	(3,497)
Net (loss) income attributable to controlling interest	$(16,172)	$(30,500)	$13,603
Other comprehensive income:
Interest rate swap	1,408	—	—
Comprehensive (loss) income	$(14,764)	$(30,500)	$13,603
The accompanying notes are an integral part of these combined financial statements.

-UM-U INTERMEDIATE, LLC AND SUBSIDIARIES AND AFFILIATES
COMBINED STATEMENTS OF MEMBERS’ EQUITY
For the fiscal years ended December 29, 2019, December 30, 2018, and December 31, 2017
(In thousands)
	Members’ Equity (Deficit)	Other Comprehensive Income	Noncontrolling Interest	Total Equity (Deficit)
Balance at January 1, 2017	$213,035	$—	$6,912	$219,947
Net income	13,603	—	3,497	17,100
Repurchase of member units	—	—	(20,570)	(20,570)
Distributions to members and noncontrolling interest	(305,948)	—	(2,090)	(308,038)
Balance at December 31, 2017	$(79,310)	$—	$(12,251)	$(91,561)
Net (loss) income	$(30,500)	$—	$2,856	$(27,644)
Distributions to members and noncontrolling interest	(10,161)	—	(1,950)	(12,111)
Balance at December 30, 2018	$(119,971)	$—	$(11,345)	$(131,316)
Net (loss) income	$(16,172)	$—	$2,808	$(13,364)
Other comprehensive income	—	1,408	—	1,408
Contributions from members and noncontrolling interest	120,158	—	3,750	123,908
Distributions to members and noncontrolling interest	(11,461)	—	(2,527)	(13,988)
Balance at December 29, 2019	$(27,446)	$1,408	$(7,314)	$(33,352)
The accompanying notes are an integral part of these combined financial statements.

UM-U INTERMEDIATE, LLC AND SUBSIDIARIES AND AFFILIATES
COMBINED STATEMENTS OF CASH FLOWS
For the fiscal years ended December 29, 2019, December 30, 2018, and December 31, 2017
(In thousands)
	December 29, 2019	December 30, 2018	December 31, 2017
Cash flows from operating activities
Net (loss) income	$(13,364)	$(27,644)	$17,100
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Impairment and other charges	3,880	2,900	—
Depreciation and amortization	29,290	30,358	29,047
(Gain) loss on disposal and write-downs of property and equipment	(6,028)	2,312	11,603
Gain on sale of routes	(7,232)	(6,382)	(11,364)
Loss on debt extinguishment	4,336	—	—
Deferred taxes	1,949	900	(16,533)
Deferred financing costs	955	2,355	1,950
Changes in assets and liabilities:
Accounts receivable, net	11,542	(76)	2,857
Inventories, net	3,476	2,926	3,718
Prepaid expenses and other assets	(1,993)	583	(195)
Accounts payable and accrued expenses and other	1,181	7,515	11,593
Net cash provided by operating activities	27,992	15,747	49,776
Cash flows from investing activities
Acquisitions, net of cash acquired	(137,845)	—	(157,819)
Purchases of property and equipment	(19,996)	(13,038)	(21,629)
Proceeds on sale of property and equipment	12,059	4,740	10,009
Proceeds from sale of routes	3,008	4,326	—
Proceeds on the sale of IO notes	33,204	—	—
Notes receivable, net	(6,312)	1,803	(1,709)
Net cash used in investing activities	(115,882)	(2,169)	(171,148)
Cash flows from financing activities
Borrowings on term debt and notes payable	121,250	1,356	794,930
Repayments on term debt and notes payable	(135,141)	(5,611)	(337,318)
Contribution from members and noncontrolling interest	123,908	—	—
Repurchase of member units	—	—	(20,570)
Distributions to members	(11,461)	(10,161)	(305,948)
Distribution to noncontrolling interest	(2,527)	(1,950)	(2,090)
Net cash provided by (used in) financing activities	96,029	(16,366)	129,004
Net increase (decrease) in cash and cash equivalents	8,139	(2,788)	7,632
Cash and cash equivalents at beginning of fiscal year	6,914	9,702	2,070
Cash and cash equivalents at end of fiscal year	$15,053	$6,914	$9,702
The accompanying notes are an integral part of these combined financial statements.

1.   OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Operations — UM-U Intermediate, LLC (“Intermediate U”), through its wholly owned subsidiary Utz Quality Foods, LLC (“UQF”), is a leading manufacturer, marketer, and distributor of high-quality, branded salty snacking products in the United States that produces a broad offering of salty snacks, including potato chips, pretzels, cheese snacks, veggie snacks, pork skins, pub / party mixes, and other snacks. UQF’s iconic portfolio of authentic, craft, and better-for-you brands, which includes Utz, Zapp’s, Golden Flake, Good Health and Boulder Canyon, among others, enjoys strong household penetration in the United States, where its products can be found in approximately 40% of U.S. households. UQF operates 14 manufacturing facilities with a broad range of capabilities and its products are distributed nationally to grocery, mass, club, convenience, drug and other retailers through direct shipments to customers and more than 1,600 DSD routes. UQF was founded in 1921 in Hanover, Pennsylvania, and benefits from nearly 100 years of brand awareness and heritage in the salty snack industry. UQF has historically expanded its geographic reach and product portfolio organically and through acquisitions, and is currently the largest family-owned branded producer of salty snacks in the United States based on 2019 retail sales.
UQF has historically used strategic acquisitions to expand its brand portfolio, broaden its geographic reach and distribution capabilities, enhance its long-term growth rate, and realize significant revenue and cost synergies. UQF completed the acquisition of Inventure Foods, Inc. (“Inventure”) in December 2017 and Kennedy Endeavors, LLC (“Kennedy”) in October 2019.
SRS Leasing LLC (“SRS”) is a company formed to acquire, hold and lease real estate to UQF. In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation of Variable Interest Entities, UQF was determined to be the primary beneficiary of SRS, an entity under common ownership. The accounts of SRS have been consolidated with those of UQF as of and for the fiscal years ended December 29, 2019, December 30, 2018 and December 31, 2017.
Rice Investments, L.P. (“RILP”) was formed as a limited partnership pursuant to the Delaware Revised Uniform Limited Partnership Act on January 30, 2004 for the purpose of acquiring, owning, managing, and selling or otherwise disposing of intellectual property (namely trade names) that are used by UQF. RILP has one general partner, UQF, and one limited partner, UM-R Intermediate, LLC (“Intermediate R”). UQF, in accordance with ASC 810, was determined to be the primary beneficiary of RILP, an entity under common ownership. The accounts of RILP have been consolidated with those of UQF as of and for the fiscal years ended December 29, 2019, December 30, 2018 and December 31, 2017.
Intermediate U, Intermediate R, and SRS are collectively referred to as the Company.
Reorganization and Name Change — On December 30, 2019, the Company completed a reorganization (“the Reorganization”) to simplify its legal structure and consolidate various operating entities under a single holding company. As a result of the Reorganization, SRS and RILP were merged into UQF, Intermediate R was merged into Intermediate U, and Intermediate U became the sole member of UQF. After giving effect of the Reorganization, Intermediate U became the sole owner of the assets and operations previously held through UQF, SRS, and RILP. These financial statements and the notes thereto do not reflect the impact of the Reorganization, as it occurred following the completion of fiscal 2019. On March 18, 2020, Intermediate U changed its name to Utz Brands Holdings, LLC (“Utz Brands Holdings”) upon filing a Certificate of Amendment with the Secretary of State of the State of Delaware. (See Note 20: Subsequent Events)
Fiscal Year — The Company has a 52-53 week fiscal year ending on the Sunday closest to December 31. The fiscal years ended December 29, 2019 (“fiscal year 2019”), December 30, 2018 (“fiscal year 2018”) and December 31, 2017 (“fiscal year 2017”) each consisted of 52 weeks.
Basis of Presentation — The combined financial statements have been prepared using accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of consolidated Intermediate U, which includes the accounts of its wholly-owned subsidiary, UQF. UQF is consolidated with its wholly-owned subsidiaries: UTZTRAN, L.L.C.; Heron Holding Corporation (“Heron”), with its wholly-owned subsidiaries Golden Flake Snack Foods, Inc. (“Golden Flake”) and Inventure and its subsidiaries; Kennedy; and GH Pop Holdings, LLC, with its wholly-owned subsidiaries

Good Health Natural Products, LLC (“Good Health”), Condor Snack Foods, LLC, and Snikiddy, LLC (“Snikiddy”); in addition to its variable interest entities RILP and SRS, including SRS’s wholly owned subsidiaries.
The accounts of the aforementioned entities are combined in these financial statements with the accounts of Intermediate R and its majority-owned subsidiary, RILP, which are under common ownership with the Company. All intercompany transactions and balances have been eliminated in combination/consolidation.
Operating Entities	Holding Entities
Utz Quality Foods, LLC	UM-U Intermediate, LLC
UTZTRAN, LLC	UM-R Intermediate, LLC
Golden Flake Snack Foods, Inc.	GH Pop Holdings, LLC
Inventure Foods, Inc. and its subsidiaries	Rice Investments, L.P.
Kennedy Endeavors, LLC	Heron Holding Corporation
Good Health Natural Products, LLC
Condor Snack Foods, LLC
Snikiddy, LLC
SRS Leasing LLC and its subsidiaries
Membership Units — The limited liability company agreement of Intermediate U was entered into on September 19, 2016 between Intermediate U and Series U of UM Partners, LLC, a series of a Delaware limited liability company (“Series U”), with Series U as the initial sole member of Intermediate U. The limited liability company agreement allows for the admission of one or more additional members with the consent of the Board. As of December 29, 2019 and December 30, 2018, Series U remained the sole member of Intermediate U.
All distributions of cash or assets of the Company, including liquidating distributions, will be made at the Board’s discretion.
Segment Reporting — The Company operates in one reportable segment: the manufacturing, distribution, marketing and sale of snack food products. The Company defines reporting segments as components of an organization for which discrete financial information is available and operating results are evaluated on a regular basis by the chief operating decision maker (“CODM”) in order to assess performance and allocate resources. The CODM is the President and Chief Executive Officer. Characteristics of the organization which were relied upon in making the determination that the Company operates in one reportable segment include the similar nature of all of the products that the Company sells, the functional alignment of the Company’s organizational structure, and the reports that are regularly reviewed by the CODM for the purpose of assessing performance and allocating resources.
Reclassification — In 2019, the Company reclassified a portion of selling expenses into net sales and cost of goods sold for the fiscal year 2018 and 2017 combined statement of operations to conform with the presentation of these expenses as presented in fiscal year 2019. In fiscal year 2018, $12.4 million of selling expenses were reclassified as a decrease to net sales and an increase to cost of goods sold for $10.3 million and $2.1 million, respectively. In fiscal year 2017, $10.2 million of selling expenses were reclassified as a decrease to net sales and an increase to cost of goods sold for $9.5 million and $0.7 million, respectively. These reclassifications did not have an impact on net income. Certain other reclassifications have been made to prior year amounts to conform to the current year presentation.
Cash and Cash Equivalents — The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents. The majority of the Company’s cash is held in financial institutions with insurance provided by the Federal Deposit Insurance Corporation (“FDIC”) of $250,000 per depositor. At various times, account balances may exceed federally insured limits.
Receivables — Accounts receivable are reported at net realizable value. The net realizable value is based on management’s estimate of the amount of receivables that will be collected based on analysis of historical data and trends, as well as review of significant customer accounts. Accounts receivable are considered to be past due when payments are not received within the customer’s credit terms. Accounts are written off when management determines the account is uncollectible. Finance charges are not assessed on past-due accounts.
Inventories — Inventories are stated at the lower of cost (using the first-in, first-out method) or net realizable value. Inventory write-downs are recorded for shrinkage, damaged, stale and slow-moving items.
Income Taxes — The Company accounts for income taxes pursuant to the asset and liability method of ASC 740, Income Taxes, which requires it to recognize current tax liabilities or receivables for the amount of taxes it estimates are payable or refundable for the current year, and deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and their respective tax bases of assets and liabilities and the expected benefits of net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible.
The Company follows the provisions of ASC 740-10 related to the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. ASC 740-10 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.
The benefit of tax positions taken or expected to be taken in the Company’s income tax returns is recognized in the financial statements if such positions are more likely than not of being sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as “unrecognized benefits”. A liability is recognized (or amount of net operating loss carryover or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise’s potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740-10. Interest costs and related penalties related to unrecognized tax benefits are required to be calculated, if applicable. The Company’s policy is to classify assessments, if any, for tax related interest as interest expense and penalties as selling and administrative expenses. As of December 29, 2019, December 30, 2018 and December 31, 2017, no liability for unrecognized tax benefits was required to be reported. The Company does not expect any significant changes in its unrecognized tax benefits in the next year.
Property, Plant and Equipment — Property, plant and equipment are stated at cost net of accumulated depreciation. Major additions and betterments are recorded to the asset accounts, while maintenance and repairs, which do not improve or extend the lives of the assets, are charged to expense accounts as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations in the disposal period. Depreciation is determined utilizing the straight-line method over the estimated useful lives of the various assets, which generally range from 2 to 15 years for machinery and equipment, 3 to 10 years for transportation equipment and 20 to 50 years for buildings. Assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell. The Company assesses for impairment on property, plant and equipment upon the occurrence of a triggering event.
Distribution Route Acquisition and Sale Transactions — The Company acquires and sells distribution routes as a part of the Company’s maintenance of its direct-store delivery (“DSD”) network. As new independent operators (“IOs”) are identified, the Company either sells its newly-created or existing Company managed routes to the IOs or sells routes that were previously acquired by the Company to the IOs. Gain/loss from the sale of a distribution route is recorded upon the completion of the sale transaction, and is calculated based on the difference between the sale price of the distribution route and the asset carrying value of the distribution route as of the date of sale. The Company records intangible assets for distribution routes that it purchases based on the payment that the Company makes to acquire the route, and records the purchased distribution routes as indefinite-lived intangible assets under FASB ASC 350, Intangibles — Goodwill and Other. The indefinite lived intangible assets are subject to annual impairment testing.
Goodwill and Other Identifiable Intangible Assets — The Company allocates the cost of acquired companies to the identifiable tangible and intangible assets acquired and liabilities assumed, with the remaining amount classified as goodwill. The identification and valuation of these intangible assets and the determination of the estimated useful lives at the time of acquisition, as well as the completion of impairment tests, require significant management judgments and estimates. These estimates are made based on, among other factors, review of projected future operating results and business plans, economic projections, anticipated highest and best use of future cash flows and the cost of capital. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of goodwill and other intangible assets, and potentially result in a different impact to the Company’s results of operations. Further, changes in business strategy and/or market conditions may significantly impact these judgments and thereby impact the fair value of these assets, which could result in an impairment of the goodwill or intangible assets.
Finite-lived intangible assets consist of distribution/customer relationships, technology, trademarks and non-compete agreements. These assets are being amortized over their estimated useful lives. Finite-lived intangible assets are tested for impairment only when management has determined that potential impairment indicators are present.
Goodwill and other indefinite-lived intangible assets (including trade names, master distribution rights and IO routes) are not amortized but are tested for impairment at least annually and whenever events or circumstances change that indicate impairment may have occurred. The Company tests goodwill for impairment at the reporting unit level. The Company has identified the existing snack food operations as its sole reporting unit.
As the Company has early adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment, the Company would be required to record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value.
ASC 350, Goodwill and Other Intangible Assets, also permits an entity to first assess qualitative factors to determine whether it is necessary to perform quantitative impairment tests for goodwill and indefinite-lived intangibles. If an entity believes, as a result of each qualitative assessment, it is more likely than not that goodwill or an indefinite-lived intangible asset is not impaired, a quantitative impairment test is not required.
The Company completed its annual goodwill impairment test utilizing a quantitative approach and a test date as of the first day of the fourth quarter for fiscal years 2019, 2018 and 2017 and determined there was no impairment. The Company also completed the impairment analysis of its indefinite-lived intangible assets, using a relief-from-royalty approach, and recorded a $3.8 million impairment of a trade name acquired from the Inventure acquisition in 2019 and a $2.9 million impairment for a trade name acquired from the Golden Flake acquisition in 2018, which is classified in administrative expenses in the combined statements of operations and comprehensive income. There was no impairment in 2017. The impairment of trade names in the fiscal years 2019 and 2018 were considered triggering events, and the Company performed additional impairment assessments on certain additional indefinite lived intangible assets and no additional impairment was noted.
Fair Value of Financial Instruments — Financial instruments held by the Company include cash and cash equivalents, accounts receivable, hedging instruments, purchase commitments on commodities, accounts payable and debt. The carrying value of all cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to their short-term nature. The carrying value of the debt is also estimated to approximate its fair value based upon current market conditions and interest rates. The fair value of the hedging instruments are revalued at each reporting period.
Self-Insurance — The Company is primarily self-insured, up to certain limits, for employee group health claims. The Company purchases stop-loss insurance, which will reimburse the Company for individual and aggregate claims in excess of certain annual established limits. Operations are charged with the cost of claims reported and an estimate of claims incurred but not reported. Total health care expense under the program was $16.6 million, $15.8 million and $15.5 million for fiscal years 2019, 2018 and 2017, respectively. The reserve for unpaid claims, which includes an estimate of claims incurred but not reported, was $1.4 million and $1.2 million at December 29, 2019 and December 30, 2018, respectively.
The Company is primarily self-insured through large deductible insurance plans for automobile, general liability and workers’ compensation. The Company has utilized a number of different insurance vehicles and programs for these insurable risks and recognizes expenses and reserves in accordance with the provisions of each insurance vehicle or program. The expense associated with automobile, general liability and workers’ compensation insurance programs totaled $9.0 million, $8.6 million, and $7.2 million for fiscal years 2019, 2018, and 2017 respectively. The Company also records reserves for unpaid claims and an estimate for claims incurred but not yet reported, including an estimate for the development of any such claim.
As of December 29, 2019 and December 30, 2018, the Company had reserves totaling $5.7 million and $4.7 million, respectively, for these insurance programs.
Revenue Recognition — The Company’s revenues primarily consist of the sale of salty snack items to customers, including supermarkets, mass merchandisers, club stores, dollar and discount stores, convenience stores, independent grocery stores, drug stores and food service, vending, military, and other channels. The Company sells its products in most regions of the United States primarily through its direct-store-delivery network, direct to warehouse shipments, and third-party distributors. These revenue contracts generally have a single performance obligation. Revenue, which includes shipping and handling charges billed to the customer, is reported net of variable consideration and consideration payable to customers, including applicable discounts, returns, allowances, trade promotion, consumer coupon redemption, unsaleable product, and other costs. Amounts billed and due from customers are classified as accounts receivable and require payment on a short-term basis and, therefore, the Company does not have any significant financing components.
The Company recognizes revenue when (or as) performance obligations are satisfied by transferring control of the goods to customers. Control is transferred upon delivery of the goods to the customer. Shipping and/or handling costs that occur before the customer obtains control of the goods are deemed to be fulfillment activities and are accounted for as fulfillment costs. Applicable shipping and handling are included in customer billing and are recorded as revenue as products’ control is transferred to customers. The Company assesses the goods promised in customers’ purchase orders and identifies a performance obligation for each promise to transfer a good that is distinct.
The Company offers various forms of trade promotions and the methodologies for determining these provisions are dependent on local customer pricing and promotional practices, which range from contractually fixed percentage price reductions to provisions based on actual occurrence or performance. The Company’s promotional activities are conducted either through the retail trade or directly with consumers and include activities such as in store displays and events, feature price discounts, consumer coupons, and loyalty programs. The costs of these activities are recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management judgment regarding the volume of promotional offers that will be redeemed by either the retail trade or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs. The Company has reserves in place of $16.4 million and $7.8 million for the years ended December 29, 2019 and December 30, 2018. In 2019, the Company implemented a system that improves the Company’s ability to analyze and estimate the reserve for unpaid costs relating to its promotional activities. Differences between estimated expense and actual redemptions are recognized as a change in management estimate as actual redemptions are incurred.
Shipping and Handling — The Company records shipping and handling expenses within selling expenses. Shipping and handling expenses for products shipped to customers totaled $27.7 million, $26.2 million and $17.9 million for fiscal years ended December 29, 2019, December 30, 2018 and December 31, 2017, respectively.
Advertising Costs — Advertising costs are charged to operations when incurred. The Company had no significant direct response advertising. Advertising expenses consisted of marketing and media expense,

sponsorships, and retail promotional advertising expense and totaled $15.6 million, $20.4 million and $18.4 million for fiscal years ended December 29, 2019, December 30, 2018 and December 31, 2017, respectively.
Business Combinations — The Company evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen is met, the transaction is accounted for as an asset acquisition. If the screen is not met, further determination is required as to whether or not the Company has acquired inputs and processes that have the ability to create outputs which would meet the definition of a business. Significant judgment is required in the application of the screen test to determine whether an acquisition is a business combination or an acquisition of assets.
The Company uses the acquisition method of accounting for acquired businesses. Under the acquisition method, the Company’s financial statements reflect the operations of an acquired business starting from the completion of the acquisition. The assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of the acquisition. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.
Use of Estimates — Management uses estimates and assumptions in preparing the combined financial statements in accordance with U.S. GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Examples include sales and promotional allowances, customer returns, allowances for doubtful accounts, inventory valuations, useful lives of fixed assets and related impairment, long-term investments, hedge transactions, goodwill and intangible asset valuations and impairments, incentive compensation, income taxes, self-insurance, contingencies and litigation. Actual results could vary materially from the estimates that were used.
Recently Issued Accounting Standards — In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, (“Topic 606”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU replaces most existing revenue recognition guidance in U.S. GAAP. The effective date for ASC 606 is for fiscal years beginning after December 15, 2018, and the Company has adopted ASC 606 on December 31, 2018 using the modified retrospective approach and noted the impact to the Company’s business processes, systems, and controls from the adoption of ASC 606 is de minimis. The Company adopted the expanded disclosure requirement under ASC 606 in these financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (“Topic 740”): Simplifying the Accounting for Income Taxes. This ASU is intended to simplify various aspects related to accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and clarifying certain aspects of the current guidance to promote consistency among reporting entities. For non-public business entities, ASU 2019-12 is effective for annual periods beginning after December 15, 2021 and interim periods within those annual periods, with early adoption permitted. An entity that elects early adoption must adopt all the amendments in the same period. Most amendments within this ASU are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company is currently evaluating the impact of the new standard on the Company’s combined financial statements and related disclosures.
In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (“Topic 805”): Clarifying the Definition of a Business. This guidance clarifies the definition of a business, which will impact many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The new standard is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. For non-public business entities, this guidance was effective for annual periods beginning after December 15, 2018, including interim periods within those periods and was effective for the Company beginning in fiscal 2019. The Company adopted the requirements of the standard in the first quarter of 2019 and it did not have a material impact on the Company’s financial condition, results of operations and related disclosures.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other (“Topic 350”): Simplifying the Test for Goodwill Impairment. This update simplifies the subsequent measurement of goodwill. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairments will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. For non-public business entities, the accounting standard will be effective for reporting periods beginning after December 15, 2022, with early adoption permitted. The Company early adopted the requirements of the standard in the first quarter of 2019 and it did not have a material impact on the Company’s financial condition, results of operations and related disclosures.
In February 2016, the FASB issued ASU No. 2016-02, Leases (“Topic 842”), which requires a lessee to recognize in its balance sheet an asset and liability for most leases with a term greater than 12 months. Lessees should recognize a liability to make lease payments and a right-of-use asset representing the lessee’s right to use the underlying asset for the lease term. On June 3, 2020, the FASB deferred the effective date of ASC 842 for private companies to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact the adoption of this standard will have on its combined financial statements, but believes that there will be assets and liabilities recognized on the Company’s combined balance sheet and an immaterial impact on the Company’s combined statement of operations.
In June 2016, ASU 2016-13 Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments (“Topic 326”) was issued. This ASU requires entities to measure the impairment of certain financial instruments, including accounts receivable, based on expected losses rather than incurred losses. For non-public business entities, this ASU is effective for fiscal years beginning after December 15, 2022, with early adoption permitted, and will be effective for the Company beginning in 2023. The Company is currently evaluating the impact of the new standard on the Company’s combined financial statements and related disclosures.
2.   ACQUISITIONS
Kennedy
On September 10, 2019, UQF entered into a stock purchase agreement to acquire all of the outstanding shares of common stock of Kennedy from Peak Finance Holdings LLC (the “Seller”), a subsidiary of Conagra Brands, Inc. (“Conagra”), a Delaware corporation. Kennedy consists of two divisions: Tim’s Cascade Snacks and Snyder of Berlin, which are snack food manufacturers. Kennedy was acquired to expand the Company’s national footprint and capture significant synergies. The acquisition provided UQF with the second-largest DSD network for branded salty snacks in the Pacific Northwest; a regional production facility outside of Seattle, WA; and increased scale with retailers in the Western U.S. The Company also acquired regional DSD routes and a production facility in Berlin, PA, which are complementary with its existing business in that region.
The acquisition closed on October 21, 2019 when UQF purchased all of the outstanding shares of common stock of Kennedy. UQF made a cash payment of $141.4 million for the acquisition on the closing date, which included cash paid for the acquisition of the outstanding shares of Kennedy, settlement of insurance for the transaction incurred by UQF, transfer of $1.6 million in operating cash to Kennedy, and settlement of certain professional fees totaling $1.8 million incurred by UQF.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed at the Kennedy acquisition date:
(in thousands)
Purchase consideration	$138,072
Assets acquired:
Cash and cash equivalents	227
Accounts receivable	12,331
Inventory, net	7,443
Prepaid expenses and other assets	129
Property, plant and equipment, net	19,175
Trademarks	20,810
Customer relationships	13,200
Favorable and unfavorable lease intangibles	(85)
Total assets acquired:	73,230
Liabilities assumed:
Accounts payable	4,996
Accrued expenses and other	1,644
Other non-current liabilities	18
Total liabilities assumed:	6,658
Net identifiable assets acquired	66,572
Goodwill	$71,500
As of December 29, 2019, the purchase price allocation has not been finalized.
UQF has determined that all the acquired trademarks included in Intangible assets, net will be amortized over a period of 15-20 years, and the customer relationship asset will be amortized over a period of 15 years on a straight-line basis commensurate with the acquisition date expectations for the economic value (i.e. net cash flow generating capability) that is to be provided by the trademarks and relationships, respectively. The transaction included the recognition of a liability of $0.1 million for unfavorable leases acquired which will be amortized over three years. The goodwill of $71.5 million arising from the acquisition of Kennedy consists largely of the synergies and economies of scale expected from combining the operations and intangible assets that do not qualify for separate recognition, including assembled workforce acquired through the acquisition. The goodwill recognized is expected to be deductible for income tax purposes.
The results of operations of Kennedy are reported in the Company’s combined financial statements from the date of acquisition and include $20.6 million of total net sales and $0.1 million of net income for fiscal year 2019.
The following unaudited pro forma financial information presents the results of operations as if the acquisition of Kennedy had occurred on December 31, 2018, the beginning of fiscal year 2019. The Company believes it is impractical to present the unaudited pro forma financial information for fiscal year 2018 as Kennedy was not a stand-alone business with separate financial statements and was owned by two separate predecessor entities during this period. These unaudited pro forma results may not necessarily reflect the actual results of operations that would have been achieved, nor are they necessarily indicative of future results of operations.
(in thousands)	2019 (unaudited)
Pro forma net sales	$109,449
Pro forma net income	7,195
There were no material adjustments to the pro forma results.

Inventure
On October 25, 2017, UQF entered into an agreement and plan of merger to acquire all of the outstanding shares of common stock of Inventure. The acquisition closed on December 14, 2017 after UQF successfully completed a cash tender offer to purchase all of the issued and outstanding shares of common stock of Inventure at a price of $4.00 per share without interest. Inventure produced and marketed “better for you” (“BFY”) and indulgent specialty snack foods nationally through distributors, national retailers, club stores, grocery stores and convenience stores. UQF acquired Inventure to expand the Company’s national footprint, enhance its presence in BFY brands, increase its penetration in the convenience and natural store channels, add production facilities in Indiana and Arizona, and capture significant synergies.
The total purchase price of $165.7 million was funded with the proceeds of a debt issuance in November 2017, and included $2.8 million for the settlement of vested shares subject to outstanding Inventure in-the-money stock options and restricted stock units. Acquisition costs incurred in connection with the acquisition totaled $4.8 million and were expensed and classified as administrative expenses.
The assets acquired and liabilities assumed constitute a business and were recorded at their fair values as of the closing date under the acquisition method of accounting. The following table summarizes the fair values of the assets acquired and liabilities assumed at the Inventure closing date:
(in thousands)
Purchase consideration	$165,680
Assets acquired:
Cash and cash equivalents	7,861
Accounts receivable	8,390
Inventories, net	12,110
Property, plant and equipment	42,250
Deferred taxes	8,362
Other assets	2,212
Customer relationships	40,000
Trade names	20,000
Total assets acquired:	141,185
Liabilities assumed:
Accounts payable	16,851
Debt	2,206
Other liabilities	8,385
Total liabilities assumed:	27,442
Net identifiable assets acquired	113,743
Goodwill	$51,937
The Company has determined that the trade names acquired are indefinite-lived intangible assets. The customer relationships asset included in Intangible assets, net has been assigned an expected useful life of 20 years. The goodwill of $51.9 million arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations and intangible assets that do not qualify for separate recognition, including assembled workforce acquired through the acquisition. The goodwill arising from the acquisition was not deductible for income tax purposes.
The results of operations of Inventure are reported in the Company’s combined financial statements from the date of acquisition and include $4.9 million of total net sales and a net loss of $2.9 million for fiscal 2017.

3.   INVENTORIES
Inventories consisted of the following:
(in thousands)	2019	2018
Finished goods	$24,447	$24,430
Raw materials	22,122	21,224
Maintenance parts	4,575	2,667
	51,144	48,321
Less: inventory reserve	(250)	(1,395)
Total inventories	$50,894	$46,926
4.   PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment, net, consisted of the following:
(in thousands)	2019	2018
Land	$14,970	$14,820
Buildings	104,736	101,413
Machinery and equipment	297,666	266,895
Land improvements	1,174	969
Building improvements	3,561	895
Construction-in-progress	7,341	2,220
	429,448	387,212
Less: accumulated depreciation	(257,731)	(237,446)
Property, plant and equipment, net	$171,717	$149,766
On September 28, 2017, the Company completed the sale of the Ocala Florida plant to Mestizo Foods, LLC (“Mestizo”) pursuant to a Purchase Agreement and Escrow Instructions dated July 21, 2017 (the “Purchase Agreement”). In addition, certain other machinery and equipment were also sold to Mestizo pursuant to the Purchase Agreement. Net proceeds from the sale were $6.0 million. Property, plant and equipment, net of accumulated depreciation, as of the date of sale was $15.1 million, resulting in a net loss on disposal of $9.1 million.
In the fourth quarter of fiscal year 2017 as a result of the expected shutdown of Lawson, an enterprise resource planning (“ERP”) system associated with the Golden Flake acquisition, the Company performed a detailed review of the computer hardware and software acquired in this acquisition. As a result of this review, the Company determined that certain assets with a cost of $6.3 million and a net book value of $4.9 million had become impaired with no realizable or salvage value and, accordingly, were written off at the end of fiscal year 2017.
In the fourth quarter of fiscal year 2018 as a result of the expected shutdown of the Oracle ERP system associated with the Inventure acquisition, the Company performed a detailed review of the computer hardware and software acquired in this acquisition. As a result of this review, the Company determined that certain assets with a cost of $0.8 million and a net book value of $0.5 million had become impaired with no realizable or salvage value and, accordingly, were written off at the end of fiscal year 2018.
During 2018, based on a plant optimization study, management made a determination to close its Denver plant. The plant was officially closed at the end of July 2018. All production at the Denver plant was transferred to other facilities owned by the Company. The Denver plant assets were depreciated through July 2018 when operations ceased. The carrying amount of the assets in the Denver plant at December 30, 2018 was $3.6 million. On March 4, 2019, the Company entered into an agreement for the sale of the property, subject to inspection by the buyer and other customary closing conditions. Based on the existing agreement for sale, the fair value less cost to sell of the assets exceeded the carrying amount of the assets. Accordingly, the Company measured the Denver plant assets at the carrying amount and classified these assets as “assets held for sale” on the combined balance sheet at December 30, 2018. In July 2019, the Company sold the Denver plant for $8.2 million, realizing a gain of $4.6 million in other income, net.
There were no material fixed asset impairments for the fiscal year 2019.
Depreciation expense was $23.6 million, $24.6 million and $24.4 million for the fiscal years ended December 29, 2019, December 30, 2018 and December 31, 2017, respectively.
5.   GOODWILL AND INTANGIBLE ASSETS, NET
A rollforward of goodwill is as follows:
(in thousands)
Balance as of December 31, 2017	$127,028
Inventure acquisition adjustments	3,879
Balance as of December 30, 2018	130,907
Acquisition of Kennedy	71,500
Balance as of December 29, 2019	$202,407
For fiscal year 2018, certain measurement period adjustments were made to the Inventure opening balance sheet.
For fiscal year 2019, the only change of goodwill was attributable to the acquisition of Kennedy.
Intangible assets, net, consisted of the following:
(in thousands)	2019	2018
Subject to amortization:
Distributor/customer relationships	$107,100	$93,900
Technology	1,250	1,250
Trademarks	22,610	1,800
Non-compete agreements	—	1,050
Unfavorable lease	(85)	—
Amortizable assets, gross	130,875	98,000
Accumulated amortization	(20,425)	(15,641)
Amortizable assets, net	110,450	82,359
Not subject to amortization
Trade names	66,580	70,380
Master distribution rights	4,677	4,756
IO routes	2,307	656
Intangible assets, net	$184,014	$158,151
Trade name intangible assets decreased during 2019 due to an impairment of a trade name acquired from the Inventure acquisition totaling $3.8 million and in 2018 due to an impairment of a trade name acquired from the Golden Flake acquisition totaling $2.9 million and a measurement period adjustment to the Inventure trade name of $1.0 million. Master distribution rights and IO routes totaling $4.1 million were written off in fiscal year 2018 as a result of route sales.
Amortization of the distributor/customer relationships, technology and non-compete agreements amounted to $5.7 million, $5.8 million and $4.6 million for the fiscal years ended December 29, 2019, December 30, 2018 and December 31, 2017, respectively. Amortization expense is classified in administrative expenses on the combined statement of operations. Estimated future amortization expense is as follows:

(in thousands)
2020	$7,414
2021	7,414
2022	7,414
2023	7,392
2024	7,392
Thereafter	73,424
Total	$110,450
6.   NOTES RECEIVABLE
The Company has undertaken a program in recent years to sell company-owned DSD distribution routes to IOs. Contracts are executed between the Company and the IO for the sale of the product distribution route, including a note in favor of the Company. The notes bear interest at rates ranging from 5.25% to 8.55% with terms ranging mainly from one to ten years. The notes receivable balances due from IOs at December 29, 2019 and December 30, 2018 totaled $34.0 million and $29.8 million, respectively. Of the balance at December 29, 2019, $33.7 million relates to a corresponding note payable, as discussed in further detail within “Note 8. Long-Term Debt”.
Other notes receivable totaled $1.4 million and $2.6 million as of December 29, 2019 and December 30, 2018, respectively.
7.   ACCRUED EXPENSES AND OTHER
Accrued expenses and other consisted of the following:
(in thousands)	2019	2018
Accrued compensation and benefits	$14,198	$13,813
Accrued contingencies	2,304	5,450
Insurance liabilities	7,880	5,914
Accrued interest	4,184	3,705
Accrued freight and manufacturing	4,930	4,611
Accrued sales tax	1,300	1,500
Other accrued expenses	9,410	7,470
Total accrued expenses and other	$44,206	$42,463
8.   LONG-TERM DEBT
Revolving Credit Facility
On November 21, 2017, the Company entered into an asset based revolving credit facility (the “ABL Facility”) in an initial aggregate principal amount of $100.0 million. No amounts were outstanding under this facility as of December 29, 2019. Availability under the ABL Facility is based on a monthly accounts receivable and inventory borrowing base certification, which is net of outstanding letters of credit. As of December 29, 2019 and December 30, 2018, $83.0 million and $81.4 million, respectively, was available for borrowing, net of letters of credit. The facility expires on the fifth anniversary of closing, or November 21, 2022. The facility bears interest at an annual rate based on LIBOR plus an applicable margin (ranging from 1.5% to 2.0%) or the prime rate plus an applicable margin (ranging from 0.5% to 1.0%). The interest rate on the facility as of December 30, 2018 and December 31, 2017 was 6.00%, and 5.25% respectively, based on a prime rate of 4.5%. The Company incur $0.2 million of interest related to drawdowns on the revolving credit facility during fiscal year 2019. The facility is also subject to unused line fees (0.5% at December 29, 2019) and other fees and expenses.

The November 2017 revolving credit facility replaced a revolving credit facility dated January 20, 2017 in the aggregate principal amount of $150.0 million.
The Company incurred closing and other costs associated with each of the revolving credit facilities. Finance fees associated with the November 2017 revolving credit facility totaled $1.6 million, of which $1.1 million was associated with the November 2017 facility and $0.5 million was carried forward from the January 2017 and September 2016 facilities. Such deferred fees are being amortized on a ratable basis over the life of the November 2017 facility.
Standby letters of credit in the amount of $14.1 million and $11.5 million, respectively, have been issued as of December 29, 2019 and December 30, 2018. The standby letters of credit are primarily issued for insurance purposes.
Term Loans
On November 21, 2017, the Company entered into a First Lien Term Loan Credit Agreement (the “First Lien Term Loan”) in a principal amount of $535.0 million and a Second Lien Term Loan Credit Agreement (the “Second Lien Term Loan”, and collectively with the First Lien Term Loan, the “Term Loans”) in a principal amount of $125.0 million. The proceeds of the Term Loans were used to refinance the Company’s January 2017 credit facility and fund the acquisition of Inventure and the repurchase of the Class A Common Units held by a minority investor.
The First Lien Term Loan requires quarterly principal payments of $1.3 million beginning March 2018, with a balloon payment due for any remaining balance on the seventh anniversary of closing, or November 21, 2024. The First Lien Term Loan bears interest at an annual rate based on LIBOR plus an applicable margin of 3.5% or prime rate plus an applicable margin of 2.5%. The interest rate on the First Lien Term Loan as of December 29, 2019, December 30, 2018 and December 31, 2017 was 5.2%, 5.8%, and 4.8%, respectively.
The Company incurred closing and other costs associated with the Term Loans, which were allocated to each loan on a specific identification basis based on original principal amounts. Finance fees allocated to the First Lien Term Loan and the Second Lien Term Loan were $10.7 million and $4.1 million, respectively, which are presented net within “non-current portion of debt” on the balance sheet. Deferred fees are amortized ratably over the respective lives of each term loan. Deferred fees associated with the term loans under the January 2017 credit agreement were fully expensed during 2017.
On October 1, 2019, the Company repaid the Second Lien Term Loan with the proceeds of the sale of preferred and common units by Series U, Series R, and SRS. The Company accounted for the repayment of the Second Lien Term Loan as a debt extinguishment as the investors who purchased the preferred units and common units were not parties to the Second Lien Term Loan. The total repayment was $126.3 million, and resulted in a loss on early extinguishment of approximately $4.3 million. The loss on early extinguishment of debt was calculated as follows:
(in thousands)
Repayment of Second Lien Term Loan	$126,250
Deferred Financing Fees	3,086
Book value of Second Lien Term Loan	(125,000)
Loss on early extinguishment of debt	$4,336
Separately, on October 21, 2019, the Company entered into a Senior Secured First Lien Floating Rate Note (the “Secured First Lien Note”) in a principal amount of $125.0 million. Proceeds from the Secured First Lien Note were used primarily to finance the Kennedy acquisition. The Secured First Lien Note requires quarterly interest payments, with a repayment of principal on the maturity date of November 21, 2024. The Secured First Lien Note bears interest at an annual rate based on LIBOR plus an applicable margin of 5.3%. The interest rate on the Secured First Lien Note as of December 29, 2019 was 7.2%.
Amounts outstanding under the revolving line of credit and long-term debt consisted of the following as of December 29, 2019 and December 30, 2018:

(in thousands)	2019	2018
Revolving line of credit, expires November 2022	$—	$—
First lien term loan, matures November 2024	525,637	530,988
Second lien term loan, matures November 2025	—	125,000
Secured first lien loan, matures October 2024	125,000	—
Equipment term loan, matures April 2021	943	1,584
Equipment term loans, matures October 2024	1,120	1,356
Term debt and lines of credit	652,700	658,928
Less: current portion	(6,299)	(6,282)
Long-term portion	646,401	652,646
Debt issuance costs	(12,575)	(12,536)
Non-current term debt, net of debt issuance costs	$633,826	$640,110
Aggregate principal maturities of debt as of December 29, 2019 are as follows:
(in thousands)
2020	$6,299
2021	5,839
2022	5,598
2023	5,547
2024	629,417
Total	$652,700
The First Lien Term Loan, the Secured First Lien Note and the November 2017 ABL Facility are collateralized by substantially all of the assets and liabilities of the Company. The credit agreements contain certain affirmative and negative covenants as to operations and the financial condition of the Company. The Company was in compliance with its financial covenant as of December 29, 2019.
Other Notes Payable and Capital Leases
Amounts outstanding under notes payable consisted of the following as of December 29, 2019 and December 30, 2018:
(in thousands)	2019	2018
Deferred purchase price	$—	$750
Note payable – IO notes	33,700	5,690
Capital lease	6,055	90
Other	29	—
Total notes payable	39,784	6,530
Less: current portion	(7,984)	(1,394)
Long term portion of notes payable	$31,800	$5,136

Aggregate principal maturities of notes payable as of December 29, 2019 are as follows:
(in thousands)
2020	$7,984
2021	7,596
2022	7,198
2023	6,709
2024	4,802
Thereafter	5,495
Total	$39,784
In November 2015, the Company purchased Snikiddy, and a portion of the purchase price was in the form of a deferred purchase price obligation to be paid over several years that totaled $3.8 million. The deferred purchase price was fully paid in November 2019.
In 2019, the Company sold $33.2 million of notes receivable on its books for $34.1 million in a series of transactions to a financial institution. Due to the structure of the transaction, the sale did not qualify for sale accounting treatment and the Company has recorded the notes payable obligation owed by the IOs to the financial institution on its books; the corresponding notes receivable also remained on the Company’s books. The Company services the loans for the financial institution by collecting principal and interest from the IOs and passing it through to the institution. The underlying notes have various maturity dates through December 2028. The Company partially guarantees the outstanding loans, as discussed in further detail within “Note 12. Contingencies”. These loans are collateralized by the routes for which the loans are made. Accordingly, the Company has the ability to recover substantially all of the outstanding loan value upon default.
Interest expense for the fifty-two weeks ended December 29, 2019 was $48.4 million, $43.7 million of which was related to the Company’s credit facility and other long-term debt, $2.1 million of which was related to amortization of deferred financing fees, and $2.6 million of which was related to IO loans. The interest expense on IO loans is a pass-through expense that has an offsetting interest income within Other Income, Net. Interest expense for the fifty-two weeks ended December 30, 2018 was $45.7 million, $42.3 million of which was related to the Company’s credit facility and other long-term debt, $2.4 million of which was related to deferred financing fees, and $0.7 million of which was related to IO loans. Interest expense for the fifty-two weeks ended December 31, 2017 was $11.1 million, $9.0 million of which was related to term debt and notes, $1.9 million of which was related to deferred financing fees, and $0.2 million of which was related to IO loans.
9.   DERIVATIVE FINANCIAL INSTRUMENTS AND PURCHASE COMMITMENTS
Derivative Financial Instruments
To reduce the effect of interest rate fluctuations, the Company entered into an interest rate swap contract on September 6, 2019, with an effective date of September 30, 2019, with a counter party to make a series of payments based on a fixed interest rate of 1.339% and receive a series of payments based on the greater of LIBOR or 0.00%. Both the fixed and floating payment streams are based on a notional amount of $250 million. The Company entered into this transaction to reduce its exposure to changes in cash flows associated with its variable rate debt and has designated this derivative as a cash flow hedge. At December 29, 2019, the effective fixed interest rate on the long-term debt hedged by this contract was 5.7%. For further treatment of the Company’s interest rate swap, refer to “Note 10. Fair Value Measurements” and “Note 13. Other Comprehensive Income.”
Purchase Commitments
Additionally, the Company has outstanding purchase commitments for specific quantities at fixed prices for certain key ingredients to economically hedge commodity input prices. These purchase commitments totaled $35.0 million as of December 29, 2019. The Company has recorded purchase commitment losses totaling $0.5 million, $1.1 million and $0.3 million for fiscal years 2019, 2018 and 2017, respectively. These outstanding purchase commitments generally do not exceed two years.
10.   FAIR VALUE MEASUREMENTS
The Company follows the guidance relating to fair value measurements and disclosures with respect to financial assets and liabilities that are re-measured and reported at fair value each reporting period, and with respect to non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable pricing inputs (Level III). A financial asset or liability’s level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:
Level I — Valuations are based on unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities;
Level II — Valuations are based on quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active. Financial asset or liabilities which are included in this category are securities where all significant inputs are observable, either directly or indirectly; and
Level III — Prices or valuations that are unobservable and where there is little, if any, market activity for these financial assets or liabilities. The inputs into the determination of fair value inputs for these investments require significant management judgment or estimation. The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors. To the extent that valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.
The fair values of the Company’s Level 2 derivative instruments were determined using valuation models that use market observable inputs including interest rate curves and both forward and spot prices for commodities. Derivative assets and liabilities included in Level 2 primarily represent commodity and interest rate swap contracts.
The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis based upon the level within the fair value hierarchy in which the fair value measurements fall, as of December 29, 2019:
(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$15,053	$—	$—	$15,053
Interest rate swaps	—	1,486		1,486
Total assets	$15,053	$1,486	$—	$16,539
Liabilities
Commodity contracts	$—	$494	$—	$494
Debt	—	640,125	—	640,125
Total liabilities	$—	$640,619	$—	$640,619

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis based upon the level within the fair value hierarchy in which the fair value measurements fall, as of December 30, 2018:
(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$6,914	$—	$—	$6,914
Total assets	$6,914	$—	$—	$6,914
Liabilities
Commodity contracts	$—	$1,377	$—	$1,377
Debt	—	646,392		646,392
Total liabilities	$—	$647,769	$—	$647,769
11.   LONG TERM INCENTIVE PLAN
On February 27, 2018, the Company established the Utz Quality Foods, LLC 2018 Long-Term Incentive Plan (“LTIP” or “Plan”). The purpose of the Plan is to provide the Company with a means of attracting and retaining highly qualified employees and aligning the interests of those employees with the financial success of the Company. During 2018, the Company granted certain Phantom Units to its employees to reward them based on future appreciation in the equity value of the Company. The Phantom Units vest 40% on December 31, 2018 and 20% on each subsequent December 31 through December 31, 2021. If a change in control of Utz occurs prior to December 31, 2021 and either (i) the participant is an employee as of the date of such change in control or (ii) the participant was an employee within 180 days prior to the date of such change in control and the participant’s employment was terminated for any reason before the date of such change in control, other than termination by UQF for cause or voluntary termination by the participant without the Company’s written consent other than for good reason, then such participant’s Phantom Units will become 100% vested. The amounts vested under the LTIP will settle upon the earlier of a change of control event or December 31, 2021. The Company has recorded a reserve for the estimated fair value of vested Phantom Units at $14.4 million and $7.9 million as of December 29, 2019 and December 30, 2018, respectively. The Plan liability is included in non-current accrued expenses and other on the combined balance sheets.
12.   CONTINGENCIES
Litigation Matters
The Company is involved in litigation and other matters incidental to the conduct of its business, the results of which, in the opinion of management, are not likely to be material to the Company’s financial condition, results of operations or cash flows.
Tax Matters
The Company received an assessment from the Commonwealth of Pennsylvania pursuant to a sales and use tax audit for the period from January 1, 2014 through December 31, 2016. As of December 29, 2019 and December 30, 2018, the Company had reserves of $1.3 million and $1.5 million, respectively, to cover the assessment.
Guarantees
The Company partially guarantees loans made to IOs by Cadence Bank for the purchase of routes. The outstanding balance of loans guaranteed was $5.1 million and $4.3 million at December 29, 2019 and December 30, 2018, respectively, all of which was recorded by the Company as an off balance sheet arrangement. The maximum amount of future payments the Company could be required to make under the guarantees equates to 25% of the outstanding loan balance up to $2.0 million per loan. These loans are collateralized by the routes for which the loans are made. Accordingly, the Company has the ability to recover substantially all of the outstanding loan value upon default.
The Company partially guarantees loans made to IOs by Bank of America for the purchase of routes. The outstanding balance of loans guaranteed that were issued by Bank of America was $0.7 million at December 29, 2019, which are off balance sheet. As discussed in “Note 8. Long-Term Debt”, the Company also sold notes receivable on its books to Bank of America during 2019, which the Company partially guarantees. The outstanding balance of notes purchased by Bank of America at December 29, 2019 was $25.1 million. Due to the structure of the transaction, the sale did not qualify for sale accounting treatment, as such the Company records the notes payable obligation owed by the IOs to the financial institution on its books; the corresponding note receivable also remained on the Company’s books. At December 30, 2018, there were no outstanding loans that the Company guaranteed with Bank of America. The maximum amount of future payments the Company could be required to make under these guarantees equates to 25% of the outstanding loan balance on the first day of each calendar year plus 25% of the amount of any new loans issued during such calendar year. These loans are collateralized by the routes for which the loans are made. Accordingly, the Company has the ability to recover substantially all of the outstanding loan value upon default.
The Company fully guarantees loans made to IOs by M&T Bank for the purchase of routes. The outstanding balance of loans guaranteed was $8.6 million and $5.7 million at December 29, 2019 and December 30, 2018, respectively, all of which was on balance sheet. These loans are collateralized by the routes for which the loans are made. Accordingly, the Company has the ability to recover substantially all of the outstanding loan value upon default.
Unclaimed Property
The Company was notified in September 2016 that several states requested an audit of the Company’s unclaimed property practices. The states initiating the audit include Connecticut, Idaho, Maryland, Massachusetts, New Hampshire, New York, South Dakota, and Tennessee but was later expanded to include a total of 22 states. The audit is limited to UQF and does not include any other legal entities. The audit consists of three components including accounts payable, payroll, and accounts receivable customer over-payments. The Company estimates that the potential liability for the accounts payable and payroll components is approximately $0.2 million, which has been included in the other accrued expenses section of the balance sheet. As of the date of these financial statements, the Company is not able to reasonably estimate the potential liability for the accounts receivable customer over-payments.
13.   OTHER COMPREHENSIVE INCOME
Total other comprehensive income was $1.4 million for the fiscal year ended December 29, 2019. The Company did not have any activity within other comprehensive income for the fiscal year ended December 30, 2018 or December 31, 2017. Total other comprehensive income presently consists solely of unrealized gains from the Company’s derivative financial instruments accounted for as cash flow hedges.
During 2019, changes to the balance in accumulated other comprehensive income were as follows:
(in thousands)	Gains/(Losses) on Cash Flow Hedges
Balance as of December 31, 2018	$—
Unrealized gain on cash flow hedges	1,408
Balance as of December 29, 2019	$1,408
There were no balances in accumulated other comprehensive income during fiscal year 2018.
14.   SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for interest was $45.7 million, $40.9 million and $8.1 million for the fiscal years ended December 29, 2019, December 30, 2018 and December 31, 2017, respectively. The Company accrued $0.4 million, $0.4 million and $0.4 million for construction in progress additions as of December 29, 2019, December 30, 2018 and December 31, 2017, respectively. Payments made for income related taxes were

$1.7 million, $0.7 million and $1.1 million for the fiscal years ended December 29, 2019, December 30, 2018 and December 31, 2017, respectively.
15.   INCOME TAXES
SRS is a partnership for income tax purposes. The assets, liabilities and operating income of Intermediate U and Intermediate R are included within other partnerships for income tax purposes. Accordingly, the partners include the respective share of these entities taxable income in their income for federal and most state and local jurisdictions. Inventure and Golden Flake are treated as C corporations for federal, state and local income tax purposes. UQF contributed its wholly-owned investment in Inventure and Golden Flake to Heron, with Inventure and Golden Flake becoming wholly-owned subsidiaries of Heron. Heron is also a C corporation for federal, state and local income tax purposes. Such contribution was effectuated on December 31, 2017 on a tax free basis. The Company recorded a provision for income taxes for Heron and its subsidiaries for fiscal years 2019 and 2018 and separately for Heron, Inventure (from the date it was acquired), and Golden Flake in fiscal year 2017.
On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (“Tax Act”). The Tax Act makes broad and complex changes to the U.S. Internal Revenue Code of 1986, as amended, or the Code, most of which were effective for tax years beginning after December 31, 2017. Changes effective as of January 1, 2018 include, but are not limited to, (1) reduction of the U.S. federal corporate income tax rate from 35% to 21%; (2) reduction of the marginal individual income tax rate from 39.6% to 37% for tax years 2018-2025; (3) providing a 20% deduction against qualifying pass-through business income for tax years 2018-2025; (4) elimination of the corporate alternative minimum tax (“AMT”), but retention of the individual AMT with modifications; (5) a new limitation on deductible interest expense to 30% of adjusted taxable income; (6) the repeal of the domestic production activity deduction; and (7) limitations on business net operating losses generated after December 31, 2017.
ASC 740 requires companies to recognize the effects of tax law changes in the period of enactment, which for the Company was the fourth quarter of 2017, even though the effective date of most provisions of the Tax Act was January 1, 2018. Staff Accounting Bulletin 118 (“SAB 118”) allows a company to recognize provisional amounts when it does not have the necessary information available, prepared or analyzed, including computations, in reasonable detail to complete its accounting for the change in tax law. The measurement period ends when a company has obtained, prepared and analyzed the information necessary to finalize its accounting, but cannot extend beyond one year.
During the measurement period, adjustments for the effects of the law will be recorded to the extent a reasonable estimate for all or a portion of the effects of the law can be made. Companies will adjust their provisional amounts when they obtain, prepare or analyze additional information about facts and circumstances that existed at the enactment date that, if known, would have affected the amounts that were initially reported as provisional amounts. At December 31, 2017, the Company recorded a provisional non-cash tax benefit of $7.9 million to revalue its domestic federal deferred tax balances due to the reduction in the U.S. federal corporate income tax rate to 21% from 35%. The Company completed its accounting for the effects of the tax law change during the measurement periods ending December 30, 2018 without significant difference from the provisional amount.
The provision (benefit) for income taxes consists of the following:
(in thousands)	2019	2018	2017
Current:
U.S. Federal	$140	$(142)	$338
State	1,057	1,161	49
Total current	1,197	1,019	387
Deferred:
U.S. Federal	1,650	412	(15,544)
State	299	488	(989)
Total deferred	1,949	900	(16,533)
Total	$3,146	$1,919	$(16,146)

Income tax provision (benefit) differs from the amounts computed by applying the US Federal Statutory rate as follows:
(in thousands, except percentages)	2019		2018		2017
At Statutory Rate	$(2,146)	21.00%	$(5,402)	21.00%	$324	34.00%
State Taxes	1,755	-17.18%	1,045	-4.06%	(620)	-64.99%
Impact of Partnerships	4,204	-41.14%	5,650	-21.96%	(7,903)	-828.44%
Impact of the Tax Act	—	—%	—	—%	(7,862)	-824.11%
Change in Valuation Allowance	(683)	6.68%	257	-1.00%	—	—%
Non-deductible expenses	6	-0.06%	11	-0.04%	25	2.62%
Prior Year True up and other items	10	-0.10%	358	-1.39%	(110)	-11.53%
Total current	$3,146	-30.80%	$1,919	-7.46%	$(16,146)	1692.45%
Deferred Tax Assets and Liabilities
Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets for federal and state income taxes are as follows:
(in thousands)	2019	2018
Deferred Tax Assets
Accounts Receivable, principally due to allowance for doubtful accounts	$—	$3
Accruals for financial reporting purposes	171	681
Postretirement benefits and compensated absences	548	551
Inventories, including uniform capitalization	19	372
Net Operating loss carryforwards	18,915	23,816
Credit Carryforwards	105	105
Charitable Contribution CF	101	112
Other Deferred Tax Assets	—	47
Total deferred tax assets	19,859	25,687
Less Valuation Allowance	(1,563)	(2,247)
Net deferred tax assets	$18,296	$23,440
Deferred Tax Liabilities
Plant and equipment, due to differences in depreciation	$(11,117)	$(11,516)
Amortization	(26,301)	(29,096)
Other	(1)	(1)
Total deferred tax liabilities	$(37,419)	$(40,613)
Net deferred tax liability	$(19,123)	$(17,173)
Realization of the Company’s deferred tax assets is dependent upon future earnings, as such the Company has recorded a valuation allowance against the deferred tax assets for which it is not more likely than not that it will realize the benefit.
The valuation allowance decreased by $0.7 million and increased by $2.2 million during the years ended December 29, 2019 and December 30, 2018, respectively.
Net Operating Loss and Tax Credit Carryforward
For the periods ending December 29, 2019, December 30, 2018 and December 31, 2017 certain subsidiaries of the Company have Federal net operating loss carryforwards (NOLs) of $77.5 million,

$91.0 million and $99.9 million respectively. The Company also has State net operating loss carryforwards in the amount of $51.8 million, $89.8 million and $81.1 million respectively. The Federal NOLs expire in various amounts in 2034 through 2037. State NOL expiration periods vary by state. They primarily expire in various amounts starting in 2020 through 2039, however, some of the state NOLs can be carried forward indefinitely. The Company also notes that $96.2 million and $28.5 million of Federal and State NOLs were acquired with the Inventure acquisition in December of 2017.
Use of state net operating loss carryforwards are subject to various facts and circumstances, including continued state nexus and apportionment percentages. Based on the Company’s strategic plans for operating Inventure post acquisition, the Company analyzed the Inventure tax accounts in 2018, in conjunction with finalizing its purchase accounting. The Company determined that certain state net operating loss carryforwards reflected in the acquisition date balance sheet of Inventure should be subject to a valuation allowance because management did not expect to continue to have nexus in such states and, therefore, would be unable to consume the net operating loss carryforwards before they expired. Further, the Inventure effective state tax rate utilized in determining the acquisition date deferred tax balances also required adjustment for these impacts. Accordingly, in 2018 the Company recorded a measurement period adjustment to increase goodwill by $3.3 million. An additional measurement period adjustment totaling $0.2 million was recorded to deferred taxes in 2018 for the reclassification of a non-amortizing Inventure intangible to goodwill.
The Company has recorded a valuation allowance for the years ended December 29, 2019 and December 30, 2018 of $1.5 million and $2.2 million, respectively.
Utilization of some of the federal and state net operating loss and credit carryforwards are subject to annual limitations due to the “change in ownership” provisions of the Code and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits before utilization.
As of December 29, 2019, tax years 2015 through 2019 generally remain open and subject to examination by the Internal Revenue Service and state taxing authorities.
As of December 29, 2019, Golden Flake is under examination in the U.S. for the 2017 tax year.
16.   LEASES
The Company leases certain vehicles, equipment and distribution centers under operating leases expiring in various years through 2027. Lease terms range from one to ten years.
Future minimum payments, to third parties, by year and in the aggregate, consisted of the following at December 29, 2019:
(in thousands)
2020	$8,194
2021	6,732
2022	5,428
2023	4,419
2024	3,543
Thereafter	5,039
Total	$33,355
Rental expense for leases to third parties totaled $8.2 million, $12.7 million and $9.5 million for the fiscal years ended December 29, 2019, December 30, 2018 and December 31, 2017, respectively. On December 31, 2018, the Company amended certain vehicle lease arrangements that resulted in capital lease classification for these leases.
At December 29, 2019, assets under capital leases totaled $7.6 million, net of accumulated depreciation of $1.6 million, which was included in Property, Plant and Equipment. Charges resulting from the depreciation of assets held under capital leases are recognized within depreciation expense in the combined statements of operations and comprehensive income. The Company did not hold capital leases as of December 30, 2018. The minimum present value of lease payments is $6.0 million with a non-cancellable lease term of 12 months and imputed interest of $0.9 million as of the period ended December 29, 2019. During fiscal year 2019, the Company leased certain vehicle equipment through a master lease agreement with a third party.
17.   EMPLOYEE BENEFITS
The Company maintains several contributory 401(k) retirement plans (the “Plans”) for its employees. Profit sharing contributions are made at the discretion of the Board of Directors and totaled $4.9 million, $5.1 million and $5.2 million for fiscal years 2019, 2018 and 2017, respectively. The Plans provide employees with matching contributions primarily at 20% of their contributions as defined in the Plans. Matching contributions made by the Company totaled $1.4 million, $1.3 million and $1.3 million for fiscal years 2019, 2018 and 2017, respectively.
The Company has a non-qualified salary continuation plan with a former Golden Flake employee whereby monthly benefits will be paid for a period of 15 years beginning at age 65. The plan also provides similar benefits should this employee become disabled or deceased. The plan was augmented in September 2017 to increase the value of the benefit and the plan was re-measured concurrently therewith to take into account the increased benefit. At September 30, 2017 and thereafter, the discount rate for the salary continuation plan was 2.54%. A discount rate of 3.75% was used prior to the December 2017 re-measurement. The Company had a similar agreement with a second former Golden Flake employee for which all remaining payments were made in 2017. The salary continuation plan is funded in part with a “Rabbi Trust” with an account value of $0.6 million and $0.5 million as of December 29, 2019 and December 30, 2018, respectively.
The change in the liability for the salary continuation plan is as follows:
(in thousands)
Balance as of December 31, 2017	$1,993
Benefits accrued	51
Balance as of December 30, 2018	2,044
Benefits accrued	52
Balance as of December 29, 2019	$2,096
18.   SIGNIFICANT CUSTOMERS
For fiscal year 2019, sales to three customers represented 19% of net sales. Accounts receivable for these three customers represented 21% of total accounts receivable at December 29, 2019. For fiscal year 2018, sales to three customers represented 20% of net sales. Accounts receivable for these three customers represented 22% of total accounts receivable at December 30, 2018. For fiscal year 2017, sales to three customers represented 20% of net sales.
	2019	2018	2017
Net sales concentrations:
Customer A	9%	9%	9%
Customer B	5	6	6
Customer C	5	5	5
Total net sales concentrations	19%	20%	20%

	2019	2018
Accounts receivable concentrations:
Customer A	14%	14%
Customer B	5	4
Customer C	2	4
Total accounts receivable concentrations	21%	22%
19.   VARIABLE INTEREST ENTITIES
UQF holds a variable interest in SRS, a commonly controlled entity, for which UQF is the primary beneficiary since UQF has the power to direct the activities of SRS and the obligation to absorb losses and the right to receive benefits. UQF leases properties owned by SRS. The acquisitions of these properties were funded by UQF through notes receivable. As the primary beneficiary of this variable interest entity, the assets, liabilities and results of operations are included in UQF’s consolidated financial statements. The equity holders’ interests are reflected in “Net (loss) income attributable to noncontrolling interest” in the combined statements of operations and “Noncontrolling interest” in the combined balance sheets. The total amount of lease expense/income between SRS and UQF for the fiscal years ended December 29, 2019, December 30, 2018 and December 31, 2017 was $4.0 million, $4.3 million and $4.2 million, respectively, which is eliminated in consolidation.
UQF has entered into a number of lease agreements with SRS for facilities in a number of different locations. The lease terms range from five to ten years, with some leases including renewal options. Leases expire through December 31, 2027. Rent on these properties totals $4.2 million annually.
During fiscal year 2011, UQF funded the purchase of the land and buildings by SRS. UQF entered into three notes receivable agreements with SRS totaling $10.2 million, with terms of 15 years and interest rates of 1.19%. During fiscal year 2012, UQF funded additional purchases of land and buildings by SRS by increasing the notes receivable with SRS by $2.8 million and adjusted the interest rates to 0.84%. As of December 29, 2019 and December 30, 2018, notes receivable outstanding totaled $23.7 million and $28.6 million, respectively. Interest on the notes receivable totaled $1.0 million, $1.0 million and $0.2 million for fiscal years 2019, 2018 and 2017, respectively. Notes receivable due from SRS and interest income are eliminated during consolidation along with the associated note payable and interest expense incurred by SRS. The amount of SRS’ property, plant and equipment, net of depreciation, included in the combined financial statements as of December 29, 2019 and December 30, 2018 was $16.1 million and $16.5 million, respectively.
20.   SUBSEQUENT EVENTS
Acquisition
On December 30, 2019, the Company acquired certain assets of Kitchen Cooked Inc., including their DSD and manufacturing operations. The acquisition expanded the Company’s presence in the Mid-West and included DSD routes in Illinois and Iowa, as well as a manufacturing facility in Illinois. A preliminary allocation of the purchase price to the net assets acquired for this business combination is expected to be made during the first quarter of fiscal year 2020; however, the acquisition is significantly smaller than historical acquisitions and will not have a material impact on operations.
Reorganization and Name Change
On December 30, 2019, SRS merged with UQF with UQF being the surviving entity. As a result of this merger, the former members of SRS became members of Series U. Following such merger, Intermediate R merged with Intermediate U, with Intermediate U being the surviving entity. As a result of this merger, Series R became a member of Intermediate U along with Series U. Finally, and immediately following the prior two mergers, RILP merged with UQF, with UQF being the surviving entity and Intermediate U remaining the sole member of UQF. (see Note 1. Operations and Summary of Significant Accounting Policies)

On March 18, 2020, Intermediate U changed its name to Utz Brands Holdings, LLC upon filing a Certificate of Amendment with the Secretary of State of the State of Delaware.
Revolving Credit Facility
On April 1, 2020, the revolving credit facility was amended to increase the credit limit up to $116.0 million and to extend the maturity through August 22, 2024.
COVID-19
The novel coronavirus, or COVID-19, outbreak began to impact consumption, distribution and production of the Company’s products in March 2020. The Company is taking necessary preventive actions and implementing additional measures to protect its employees who are working on site. As of June 5, 2020, the Company is experiencing higher demand for its products versus the prior year, and we are servicing that demand by increasing production and distribution activities. Generally, producers of food products, including salty snacks, have been deemed “essential industries” by federal, state, and local governments and are exempt from certain COVID-19-related restrictions on business operations. The Company’s strategic manufacturing capabilities and DSD distribution network have allowed it to effectively service increases in demand and be responsive to evolving market dynamics driven by changes in consumer behavior. The Company continues to monitor customer and consumer demands, and intends to adapt its plans as needed to continue to meet these demands. The event is still ongoing, and the Company is in the process of evaluating the financial impact.
The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted on March 27, 2020. The CARES Act is an approximately $2 trillion emergency economic stimulus package in response to the Coronavirus outbreak, which among other things contains numerous income tax provisions. Some of these tax provisions are effective retroactively for years ending before the date of enactment. The Company is currently evaluating the impact of the CARES Act on its consolidated financial position, results of operations, and cash flows, but we do not expect that it will have a material impact on our accounting for income taxes due to our status as predominantly a pass-through entity for income tax purposes.

Utz Brands Holdings, LLC and Subsidiaries
(formerly UM-U Intermediate, LLC)
CONSOLIDATED BALANCE SHEETS
March 29, 2020 and December 29, 2019
(In thousands)
	March 29, 2020	December 29, 2019
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$5,631	$15,053
Accounts receivable, less allowance of $1,624 and $1,353, respectively	122,927	106,816
Inventories, net	48,508	50,894
Prepaid expenses and other assets	4,499	4,563
Current portion of notes receivable	6,705	6,754
Total current assets	188,270	184,080
Non-current Assets
Property, plant and equipment, net	168,735	171,717
Goodwill	206,532	202,407
Intangible assets, net	187,135	184,014
Non-current portion of notes receivable	26,948	28,636
Other assets	7,285	7,693
Total non-current assets	596,635	594,467
Total assets	$784,905	$778,547
LIABILITIES AND (DEFICIT) EQUITY
Current Liabilities
Current portion of term debt	$6,252	$6,299
Current portion of other notes payable	8,615	7,984
Accounts payable	49,127	49,028
Accrued expenses and other	44,317	44,206
Total current liabilities	108,311	107,517
Non-current portion of term debt	642,889	633,826
Non-current portion of other notes payable	30,961	31,800
Non-current accrued expenses and other	24,171	19,633
Deferred tax liability	20,098	19,123
Total non-current liabilities	718,119	704,382
Total liabilities	826,430	811,899
Commitments and Contingencies
(Deficit) Equity
Members’ (deficit) equity	(35,725)	(27,446)
Accumulated other comprehensive (loss) income	(5,800)	1,408
Total members’ (deficit) equity	(41,525)	(26,038)
Noncontrolling interest	—	(7,314)
Total (deficit) equity	(41,525)	(33,352)
Total liabilities and (deficit) equity	$784,905	$778,547
The accompanying notes are an integral part of these consolidated financial statements.

Utz Brands Holdings, LLC and Subsidiaries
(formerly UM-U Intermediate, LLC)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the fiscal quarters ended March 29, 2020 and March 31, 2019
(In thousands)
(Unaudited)
	March 29, 2020	March 31, 2019
Net sales	$228,029	$178,412
Cost of goods sold	148,015	121,880
Gross profit	80,014	56,532
Selling and administrative expenses
Selling	48,333	37,136
Administrative	19,940	13,394
Total selling and administrative expenses	68,273	50,530
Gain on sale of assets
Gain on disposal of property, plant and equipment	68	729
Gain on sale of routes, net	404	2,442
Total gain on sale of assets	472	3,171
Income from operations	12,213	9,173
Other (expense) income
Interest expense	(9,643)	(12,545)
Other income	580	1,134
Other expense, net	(9,063)	(11,411)
Income (loss) before taxes	3,150	(2,238)
Income tax expense	1,458	377
Net income (loss)	1,692	(2,615)
Net income attributable to noncontrolling interest	—	(705)
Net income (loss) attributable to controlling interest	$1,692	$(3,320)
Other comprehensive loss:
Interest rate swap	(7,208)	—
Comprehensive loss	$(5,516)	$(3,320)
The accompanying notes are an integral part of these consolidated financial statements.

Utz Brands Holdings, LLC and Subsidiaries
(formerly UM-U Intermediate, LLC)
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
For the fiscal quarters ended March 29, 2020 and March 31, 2019
(In thousands)
(Unaudited)
	Members’ (Deficit) Equity	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interest	Total (Deficit) Equity
Balance at December 30, 2018	$(119,971)	$—	$(11,345)	$(131,316)
Net (loss) income	(3,320)	—	705	(2,615)
Distributions to members and noncontrolling interest	(1,400)	—	(517)	(1,917)
Balance at March 31, 2019	$(124,691)	$—	$(11,157)	$(135,848)
Balance at December 29, 2019	$(27,446)	$1,408	$(7,314)	$(33,352)
Net income	1,692	—	—	1,692
Other comprehensive loss	—	(7,208)	—	(7,208)
Merger of noncontrolling interest	(7,314)		7,314	—
Distributions to members	(2,657)	—	—	(2,657)
Balance at March 29, 2020	$(35,725)	$(5,800)	$—	$(41,525)
The accompanying notes are an integral part of these consolidated financial statements.

Utz Brands Holdings, LLC and Subsidiaries
(formerly UM-U Intermediate, LLC)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the fiscal quarters ended March 29, 2020 and March 31, 2019
(In thousands)
(Unaudited)
	March 29, 2020	March 31, 2019
Cash flows from operating activities
Net income (loss)	$1,692	$(2,615)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	8,912	6,875
Gain on disposal of property and equipment	(68)	(729)
Gain on sale of routes	(404)	(2,442)
Deferred taxes	975	377
Deferred financing costs	653	519
Changes in assets and liabilities:
Accounts receivable, net	(15,374)	982
Inventories, net	2,676	(841)
Prepaid expenses and other assets	(618)	(2,363)
Accounts payable and accrued expenses and other	(1,217)	(16,942)
Net cash used in operating activities	(2,773)	(17,179)
Cash flows from investing activities
Acquisitions, net of cash acquired	(8,789)	—
Purchases of property and equipment	(3,556)	(2,633)
Purchases of intangibles	(650)	—
Proceeds on sale of property and equipment	152	1,432
Proceeds from sale of routes	1,159	2,127
Proceeds on the sale of IO notes	—	23,917
Notes receivable, net	(2,780)	(839)
Net cash (used in) provided by investing activities	(14,464)	24,004
Cash flows from financing activities
Net borrowings on line of credit	10,000	—
Borrowings on term debt and notes payable	2,650	—
Repayments on term debt and notes payable	(2,178)	(3,506)
Distributions to members	(2,657)	(1,400)
Distribution to noncontrolling interest	—	(517)
Net cash provided by (used in) financing activities	7,815	(5,423)
Net (decrease) increase in cash and cash equivalents	(9,422)	1,402
Cash and cash equivalents at beginning of fiscal quarter	15,053	6,914
Cash and cash equivalents at end of fiscal quarter	$5,631	$8,316
The accompanying notes are an integral part of these consolidated financial statements.

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1.   OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation — The accompanying unaudited consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial statements and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission. They do not include all information and notes required by US GAAP for annual financial statements. However, except as disclosed herein, there has been no material changes in the information disclosed in the Notes to Consolidated Financial Statements included in the Company’s financial statements for the year ended December 29, 2019. The balance sheet as of December 29, 2019 has been derived from the audited combined financial statements as of and for the year ended December 29, 2019. In the opinion of management, such financial information reflects all normal and recurring adjustments necessary for a fair presentation of the financial position and the results of operations for such interim periods in accordance with the US GAAP. Operating results for the interim period are not necessarily indicative of the results that may be expected for any future period or for the full year. The consolidated interim financial statements, including our significant accounting policies, should be read in conjunction with the audited combined financial statements and notes thereto for the year ended December 29, 2019.
The statements include the accounts of consolidated Utz Brands Holdings, LLC (“Utz Brands Holdings” or “the Company”) formerly UM-U Intermediate, LLC (“Intermediate U”), which includes the accounts of its wholly-owned subsidiary, Utz Quality Foods, LLC (“UQF”). UQF is consolidated with its wholly-owned subsidiaries: UTZTRAN, LLC; Heron Holding Corporation (“Heron”), with its wholly-owned subsidiaries Golden Flake Snack Foods, Inc. (“Golden Flake”), Inventure Foods, Inc. and its subsidiaries (“Inventure”), and Kitchen Cooked Inc. (“Kitchen Cooked”); Kennedy Endeavors, LLC (“Kennedy”); and GH Pop Holdings, LLC, with its wholly-owned subsidiaries Good Health Natural Products, LLC (“Good Health”), Condor Snack Foods, LLC, and Snikiddy, LLC (“Snikiddy”).
SRS Leasing LLC and its subsidiaries (“SRS”) were companies formed to acquire, hold and lease real estate to UQF. In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation of Variable Interest Entities, UQF was determined to be the primary beneficiary of SRS, an entity under common ownership. The accounts of SRS have been consolidated with those of UQF as of and for the fiscal year ended December 29, 2019. On December 30, 2019, the first day of the first fiscal quarter of 2020, SRS Leasing LLC (“SRS”) was merged into UQF with UQF surviving the transaction. The deficit equity of SRS was presented on the noncontrolling interest line of the Consolidated balance sheet as of December 29, 2019 and was moved to members (deficit) equity on December 30, 2019, the date of the merger.
Rice Investments, L.P. (“RILP”) was formed as a limited partnership pursuant to the Delaware Revised Uniform Limited Partnership Act on January 30, 2004 for the purpose of acquiring, owning, managing, and selling or otherwise disposing of intellectual property (namely trade names) that are used by UQF. RILP had one general partner, UQF, and one limited partner, UM-R Intermediate, LLC (“Intermediate R”). UQF, in accordance with ASC 810, was determined to be the primary beneficiary of RILP, an entity under common ownership. The accounts of RILP have been consolidated with those of UQF as of and for the fiscal year ended December 29, 2019. On December 30, 2019 Intermediate R was merged with Intermediate U with Intermediate U surviving the transaction. Finally, and immediately following that merger, RILP merged with UQF, with UQF being the surviving entity and Intermediate U remaining the sole member of UQF. Prior to these mergers the statements of SRS, RILP, and Intermediate R were combined within the statements of Intermediate U.
On March 18, 2020, Intermediate U changed its name to Utz Brands Holdings, LLC upon filing a Certificate of Amendment with the Secretary of State of the State of Delaware.
All intercompany transactions and balances have been eliminated in combination/consolidation.

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Operating Entities	Holding Entities
Utz Quality Foods, LLC	Utz Brands Holdings, LLC
UTZTRAN, LLC	GH Pop Holdings, LLC
Golden Flake Snack Foods, Inc.	Heron Holding Corporation
Inventure Foods, Inc. and its subsidiaries
Kennedy Endeavors, LLC
Good Health Natural Products, LLC
Condor Snack Foods, LLC
Snikiddy, LLC
Kitchen Cooked, Inc.
Operations — Utz Brands Holdings through its wholly owned subsidiary UQF, is a premier producer, marketer and distributor of salty snack food products since 1921. The Company has steadily expanded its reach to where it now sells products to supermarkets, mass merchandisers, club stores, dollar and discount stores, convenience stores, independent grocery stores, drug stores and food service, vending, military, and other channels in most regions of the United States through routes to market that include direct-store-delivery, direct to warehouse, and third-party distributors.
With the acquisition of Golden Flake in September 2016, Inventure in December 2017 and Kennedy in October 2019, the Company expanded its national production and distribution capabilities. The Company manufactures and distributes a full line of high-quality salty snack items, such as potato chips, pretzels, cheese balls, fried pork skins, party mixes, tortilla chips, and popcorn. The Company also sell dips, crackers, dried meat products and other snack food items packaged by other manufacturers.
Membership Units — The limited liability company agreement of Utz Brands Holdings was entered into on September 19, 2016 by Series U of UM Partners, LLC, a series of a Delaware limited liability company (“Series U”), as the initial sole member of Utz Brands Holdings. The limited liability company agreement allows for the admission of one or more additional members with the consent of the Board. As of March 29, 2020, Series U and Series R were the only members of Utz Brands Holdings.
All distributions of cash or assets of the Company, including liquidating distributions, will be made at the Board’s discretion.
Income Taxes — The Company accounts for income taxes pursuant to the asset and liability method of ASC 740, Income Taxes, which requires it to recognize current tax liabilities or receivables for the amount of taxes it estimates are payable or refundable for the current year, and deferred tax assets and liabilities for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts and their respective tax bases of assets and liabilities and the expected benefits of net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible.
The Company follows the provisions of ASC 740-10 related to the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. ASC 740-10 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The benefit of tax positions taken or expected to be taken in the Company’s income tax returns is recognized in the financial statements if such positions are more likely than not of being sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as “unrecognized benefits”. A liability is recognized (or amount of net operating loss carryover or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise’s potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740-10. Interest costs and related penalties related to unrecognized tax benefits are required to be calculated, if applicable. The Company’s policy is to classify assessments, if any, for tax related interest as interest expense and penalties as selling and administrative expenses. As of March 29, 2020 and December 29, 2019, no liability for unrecognized tax benefits was required to be reported. The Company does not expect any significant changes in its unrecognized tax benefits in the next year.
Distribution Route Acquisition and Sale Transactions — The Company acquires and sells distribution routes as a part of the Company’s maintenance of its direct-store delivery (“DSD”) network. As new independent operators (“IOs”) are identified, the Company either sells its newly-created or existing Company managed routes to the IOs or sells routes that were previously acquired by the Company to the IOs. Gain/loss from the sale of a distribution route is recorded upon the completion of the sale transaction, and is calculated based on the difference between the sale price of the distribution route and the asset carrying value of the distribution route as of the date of sale. The Company records intangible assets for distribution routes that it purchases based on the payment that the Company makes to acquire the route, and records the purchased distribution routes as indefinite-lived intangible assets under FASB ASC 350, Intangibles — Goodwill and Other. The indefinite lived intangible assets are subject to annual impairment testing.
Goodwill and Other Identifiable Intangible Assets — The Company allocates the cost of acquired companies to the identifiable tangible and intangible assets acquired and liabilities assumed, with the remaining amount classified as goodwill. The identification and valuation of these intangible assets and the determination of the estimated useful lives at the time of acquisition, as well as the completion of impairment tests, require significant management judgments and estimates. These estimates are made based on, among other factors, review of projected future operating results and business plans, economic projections, anticipated highest and best use of future cash flows and the cost of capital. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of goodwill and other intangible assets, and potentially result in a different impact to the Company’s results of operations. Further, changes in business strategy and/or market conditions may significantly impact these judgments and thereby impact the fair value of these assets, which could result in an impairment of the goodwill or intangible assets.
Finite-lived intangible assets consist of distribution/customer relationships, technology, and trademarks. These assets are being amortized over their estimated useful lives. Finite-lived intangible assets are tested for impairment only when management has determined that potential impairment indicators are present.
Goodwill and other indefinite-lived intangible assets (including certain trade names, master distribution rights and IO routes) are not amortized but are tested for impairment at least annually and whenever events or circumstances change that indicate impairment may have occurred. The Company tests goodwill for impairment at the reporting unit level. The Company has identified the existing snack food operations as its sole reporting unit.
As the Company has early adopted the FASB issued Accounting Standards Updated (“ASU”) No. 2017-04, Intangibles — Goodwill and Other (“Topic 350”): Simplifying the Test for Goodwill Impairment, the Company would be required to record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value.

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
ASU No. 2017-04, Topic 350, also permits an entity to first assess qualitative factors to determine whether it is necessary to perform quantitative impairment tests for goodwill and indefinite-lived intangibles. If an entity believes, as a result of each qualitative assessment, it is more likely than not that goodwill or an indefinite-lived intangible asset is not impaired, a quantitative impairment test is not required.
Revenue Recognition — The Company’s revenues primarily consist of the sale of salty snack items to customers, including supermarkets, mass merchandisers, club stores, dollar and discount stores, convenience stores, independent grocery stores, drug stores and food service, vending, military, and other channels. The Company sells its products in most regions of the United States primarily through its direct-store-delivery network, direct to warehouse shipments, and third-party distributors. These revenue contracts generally have a single performance obligation. Revenue, which includes shipping and handling charges billed to the customer, is reported net of variable consideration and consideration payable to customers, including applicable discounts, returns, allowances, trade promotion, consumer coupon redemption, unsaleable product, and other costs. Amounts billed and due from customers are classified as accounts receivable and require payment on a short-term basis and, therefore, the Company does not have any significant financing components.
The Company recognizes revenue when (or as) performance obligations are satisfied by transferring control of the goods to customers. Control is transferred upon delivery of the goods to the customer. Shipping and/or handling costs that occur before the customer obtains control of the goods are deemed to be fulfillment activities and are accounted for as fulfillment costs. Applicable shipping and handling are included in customer billing and are recorded as revenue as products’ control is transferred to customers. The Company assesses the goods promised in customers’ purchase orders and identifies a performance obligation for each promise to transfer a good that is distinct.
The Company offers various forms of trade promotions and the methodologies for determining these provisions are dependent on local customer pricing and promotional practices, which range from contractually fixed percentage price reductions to provisions based on actual occurrence or performance. The Company’s promotional activities are conducted either through the retail trade or directly with consumers and include activities such as in store displays and events, feature price discounts, consumer coupons, and loyalty programs. The costs of these activities are recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management judgment regarding the volume of promotional offers that will be redeemed by either the retail trade or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs. The Company has reserves in place of $14.1 million as of March 29, 2020 and $16.4 million as of December 29, 2019. Differences between estimated expense and actual redemptions are recognized as a change in management estimate as actual redemptions are incurred.
Business Combinations — The Company evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen is met, the transaction is accounted for as an asset acquisition. If the screen is not met, further determination is required as to whether or not the Company has acquired inputs and processes that have the ability to create outputs which would meet the definition of a business. Significant judgment is required in the application of the screen test to determine whether an acquisition is a business combination or an acquisition of assets.
The Company uses the acquisition method of accounting for acquired businesses. Under the acquisition method, the Company’s financial statements reflect the operations of an acquired business starting from the completion of the acquisition. The assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of the acquisition. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Use of Estimates — Management uses estimates and assumptions in preparing the consolidated financial statements in accordance with U.S. GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Examples include sales and promotional allowances, customer returns, allowances for doubtful accounts, inventory valuations, useful lives of fixed assets and related impairment, long-term investments, hedge transactions, goodwill and intangible asset valuations and impairments, incentive compensation, income taxes, self-insurance, contingencies and litigation. Actual results could vary materially from the estimates that were used.
Recently Issued Accounting Standards — In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (“Topic 740”): Simplifying the Accounting for Income Taxes. This ASU is intended to simplify various aspects related to accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and clarifying certain aspects of the current guidance to promote consistency among reporting entities. For non-public business entities, ASU 2019-12 is effective for annual periods beginning after December 15, 2021 and interim periods within those annual periods, with early adoption permitted. An entity that elects early adoption must adopt all the amendments in the same period. Most amendments within this ASU are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company is currently evaluating the impact of the new standard on the Company’s consolidated financial statements and related disclosures.
In January 2017, the FASB issued ASU No. 2017-04, Topic 350: Simplifying the Test for Goodwill Impairment. This update simplifies the subsequent measurement of goodwill. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairments will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. For non-public business entities, the accounting standard will be effective for reporting periods beginning after December 15, 2022, with early adoption permitted. The Company early adopted the requirements of the standard in the first quarter of 2019 and it did not have a material impact on the Company’s financial condition, results of operations and related disclosures.
In February 2016, the FASB issued ASU No. 2016-02, Leases (“Topic 842”), which requires a lessee to recognize in its balance sheet an asset and liability for most leases with a term greater than 12 months. Lessees should recognize a liability to make lease payments and a right-of-use asset representing the lessee’s right to use the underlying asset for the lease term. On June 3, 2020, the FASB deferred the effective date of ASC 842 for private companies to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements, but believes that there will be assets and liabilities recognized on the Company’s consolidated balance sheet and an immaterial impact on the Company’s consolidated statement of operations.
In June 2016, ASU No. 2016-13 Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments (“Topic 326”) was issued. This ASU requires entities to measure the impairment of certain financial instruments, including accounts receivable, based on expected losses rather than incurred losses. For non-public business entities, this ASU is effective for fiscal years beginning after December 15, 2022, with early adoption permitted, and will be effective for the Company beginning in 2023. The Company is currently evaluating the impact of the new standard on the Company’s consolidated financial statements and related disclosures.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (“Topic 848”): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance for a limited period of time to ease the potential burden in accounting for reference rate reform on financial reporting. The amendments in this ASU are effective for all entities as of March 12, 2020 through December 31, 2022. The amendments of this ASU should be applied on a prospective basis. The Company is currently evaluating the effects adoption of this guidance will have on the consolidated financial statements.

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (“Subtopic 350-40”): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). For non-public business entities, this ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. The Company adopted Subtopic 350-40 and the adoption of this standard did not have a material impact on the consolidated financial statements.
2.   ACQUISITIONS
Kitchen Cooked
On November 19, 2019 the Company entered into a stock purchase agreement to acquire all of the outstanding shares of common stock of Kitchen Cooked, an Illinois corporation. The Company acquired Kitchen Cooked to expand its distribution and production capacity in Illinois and the surrounding area.
The acquisition closed on December 30, 2019 when the Company made a cash payment of $6.9 million and recorded $2.0 million in deferred payment obligations for the acquisition of the outstanding shares of Kitchen Cooked as well as certain real estate supporting its operations. The $2.0 million in deferred payments is payable in installments of $1.0 million each on the first two anniversaries following the closing, with $1.0 million payable within the fiscal year ended 2021 and $1.0 million payable within the fiscal year ended 2022.
The following table summarizes the fair values of the assets acquired and liabilities assumed at the Kitchen Cooked acquisition date:
(in thousands)
Purchase consideration	$8,919
Assets acquired:
Cash	130
Accounts receivable	737
Inventory, net	291
Prepaid expenses and other assets	37
Income tax prepayments	212
Property, plant and equipment, net	672
Other assets	147
Trademarks	1,623
Customer relationships	2,109
Total assets acquired:	5,958
Liabilities assumed:
Accounts payable	173
Accrued expenses	2
Total liabilities assumed:	175
Net identifiable assets acquired	5,783
Goodwill	$3,136
As of March 29, 2020, the purchase price allocation has not been finalized.

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The Company has determined that all the acquired customer relationships and trademarks will be amortized over a period of 15 years on a straight-line basis commensurate with the acquisition date expectations for the economics that are to be provided by the trademarks and customer relationships. The goodwill of $3.1 million arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations and intangible assets that do not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for income tax purposes.
The results of operations of Kitchen Cooked are reported in the Company’s consolidated financial statements from the date of acquisition and include $1.7 million of total net sales and a net loss of $0.1 million for the quarter ended March 29, 2020.
The following unaudited pro forma financial information presents the results of operations for the fiscal quarter ended March 29, 2020, as if the acquisition of Kitchen Cooked had occurred on December 31, 2018, the beginning of fiscal year 2019. The These unaudited pro forma results may not necessarily reflect the actual results of operations that would have been achieved, nor are they necessarily indicative of future results of operations.
(in thousands)	March 29, 2019
(unaudited)
Pro forma net sales	$1,955
Pro forma net loss	82
There were no material adjustments to the pro forma results.
3.   INVENTORIES
Inventories consisted of the following:
(in thousands)	March 29, 2020	December 29, 2019
Finished goods	$23,803	$24,447
Raw materials	20,067	22,122
Maintenance parts	4,854	4,575
	48,724	51,144
Less: inventory reserve	(216)	(250)
Total inventories	$48,508	$50,894

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
4.   PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment, net, consisted of the following:
(in thousands)	March 29, 2020	December 29, 2019
Land	$14,970	$14,970
Buildings	104,747	104,736
Machinery and equipment	301,210	297,666
Land improvements	1,174	1,174
Building improvements	4,062	3,561
Construction-in-progress	7,635	7,341
	433,798	429,448
Less: accumulated depreciation	(265,063)	(257,731)
Property, plant and equipment, net	$168,735	$171,717
During the fiscal quarter ended March 29, 2020 a $1.0 million measurement period adjustment was made to reduce construction-in-progress and increase goodwill related to the Kennedy opening balance sheet. There were no material fixed asset impairments for the fiscal quarters ended March 29, 2020 or March 31, 2019.
Depreciation expense was $7.0 million and $5.5 million for the fiscal quarters ended March 29, 2020 and March 31, 2019, respectively.
5.   GOODWILL AND INTANGIBLE ASSETS, NET
A rollforward of goodwill is as follows:
(in thousands)
Balance as of December 29, 2019	$202,407
Acquisition of Kitchen Cooked	3,136
Kennedy acquisition adjustment	989
Balance as of March 29, 2020	$206,532
For the first fiscal quarter 2020, the change to goodwill was attributable to the acquisition of Kitchen Cooked and a measurement period adjustment to the Kennedy opening balance sheet.

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Intangible assets, net, consisted of the following:
(in thousands)	March 29, 2020	December 29, 2019
Subject to amortization:
Distributor/customer relationships	$109,209	$107,100
Technology	1,250	1,250
Trademarks	24,233	22,610
Unfavorable lease	(85)	(85)
Amortizable assets, gross	134,607	130,875
Accumulated amortization	(22,341)	(20,425)
Amortizable assets, net	112,266	110,450
Not subject to amortization
Trade names	67,230	66,580
Master distribution rights	4,677	4,677
IO routes	2,962	2,307
Intangible assets, net	$187,135	$184,014
Amortizable trademark intangible assets increased by $1.6 million and Distributor/customer relationships increased by $2.1 million during the first quarter of 2020 due to the acquisition of Kitchen Cooked. Trade names increased by $0.7 million due to the purchase of the rights to San Francisco Pretzel Intellectual Property.
Amortization of the distributor/customer relationships, technology, trademarks, and unfavorable lease amounted to $1.9 million and $1.4 million for the fiscal quarters ended March 29, 2020 and March 31, 2019, respectively. Amortization expense is classified in administrative expenses on the consolidated statement of operations.
6.   NOTES RECEIVABLE
The Company has undertaken a program in recent years to sell company-owned DSD distribution routes to IOs. Contracts are executed between the Company and the IO for the sale of the product distribution route, including a note in favor of the Company. The notes bear interest at rates ranging from 5.25% to 8.55% with terms ranging mainly from one to ten years. The notes receivable balances due from IOs at March 29, 2020 and December 29, 2019 totaled $32.3 million and $34.0 million, respectively. Of the balance at March 29, 2020 and December 29, 2019, $30.6 million and $33.7 million, respectively relates to corresponding notes payable, as discussed in further detail within “Note 8. Long-Term Debt”.
Other notes receivable totaled $1.4 million and $1.4 million as of March 29, 2020 and December 29, 2019, respectively.

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
7.   ACCRUED EXPENSES AND OTHER
Accrued expenses and other consisted of the following:
(in thousands)	March 29, 2020	December 29, 2019
Accrued compensation and benefits	$10,391	$14,198
Accrued contingencies	1,797	2,304
Insurance liabilities	7,334	7,880
Accrued interest	3,591	4,184
Accrued freight and manufacturing	5,320	4,930
Accrued sales tax	1,300	1,300
Short term hedge liability	2,385	—
Other accrued expenses	12,199	9,410
Total accrued expenses and other	$44,317	$44,206
8.   LONG-TERM DEBT
Revolving Credit Facility
On November 21, 2017, the Company entered into an asset based revolving credit facility (the “ABL Facility”) in an initial aggregate principal amount of $100.0 million. As of March 29, 2020, $10.0 million was outstanding on this facility. No amounts were outstanding under this facility as of December 29, 2019. Availability under the ABL Facility is based on a monthly accounts receivable and inventory borrowing base certification, which is net of outstanding letters of credit. As of March 29, 2020 and December 29, 2019, $70.1 million and $83.0 million, respectively, was available for borrowing, net of letters of credit. The facility expires on the fifth anniversary of closing, or November 21, 2022. The facility bears interest at an annual rate based on LIBOR plus an applicable margin (ranging from 1.5% to 2.0%) or the prime rate plus an applicable margin (ranging from 0.5% to 1.0%). The interest rate on the facility as of March 29, 2020 and March 31, 2019 was 3.75% and 6.00%, respectively. The facility is also subject to unused line fees (0.5% at March 29, 2020) and other fees and expenses. The Company incurred interest of $0.2 million and $ 0.3 million related to the revolving credit facility during the fiscal quarters ended March 29, 2020 and March 31, 2019, respectively.
Standby letters of credit in the amount of $11.8 million and $14.1 million, respectively, have been issued as of March 29, 2020 and December 29, 2019. The standby letters of credit are primarily issued for insurance purposes.
Term Loans
On November 21, 2017, the Company entered into a First Lien Term Loan Credit Agreement (the “First Lien Term Loan”) in a principal amount of $535.0 million and a Second Lien Term Loan Credit Agreement (the “Second Lien Term Loan”, and collectively with the First Lien Term Loan, the “Term Loans”) in a principal amount of $125.0 million. The proceeds of the Term Loans were used to refinance the Company’s January 2017 credit facility and fund the acquisition of Inventure and the repurchase of the Class A Common Units held by a minority investor.
The First Lien Term Loan requires quarterly principal payments of $1.3 million beginning March 2018, with a balloon payment due for any remaining balance on the seventh anniversary of closing, or November 21, 2024. The First Lien Term Loan bears interest at an annual rate based on LIBOR plus an applicable

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
margin of 3.5% or prime rate plus an applicable margin of 2.5%. The interest rate on the First Lien Term Loan as of March 29, 2020 and March 31, 2019 was 5.10% and 5.99%, respectively.
The Company incurred closing and other costs associated with the Term Loans, which were allocated to each loan on a specific identification basis based on original principal amounts. Finance fees allocated to the First Lien Term Loan and the Second Lien Term Loan were $10.7 million and $4.1 million, respectively, which are presented net within “non-current portion of debt” on the balance sheet. Deferred fees are amortized ratably over the respective lives of each term loan. Deferred fees associated with the term loans under the January 2017 credit agreement were fully expensed during 2017.
On October 1, 2019, the Company repaid the Second Lien Term Loan with the proceeds of the sale of preferred and common units by Series U, Series R, and SRS. The Company accounted for the repayment of the Second Lien Term Loan as a debt extinguishment as the investors who purchased the preferred units and common units were not parties to the Second Lien Term Loan. The total repayment was $126.3 million, and resulted in a loss on early extinguishment of approximately $4.3 million.
Separately, on October 21, 2019, the Company entered into a Senior Secured First Lien Floating Rate Note (the “Secured First Lien Note”) in a principal amount of $125.0 million. Proceeds from the Secured First Lien Note were used primarily to finance the Kennedy acquisition. The Secured First Lien Note requires quarterly interest payments, with a repayment of principal on the maturity date of November 21, 2024. The Secured First Lien Note bears interest at an annual rate based on LIBOR plus an applicable margin of 5.3%. The interest rate on the Secured First Lien Note as of March 29, 2020 was 7.2%.
The First Lien Term Loan, the Secured First Lien Note and the November 2017 ABL Facility are collateralized by substantially all of the assets and liabilities of the Company. The credit agreements contain certain affirmative and negative covenants as to operations and the financial condition of the Company. The Company was in compliance with its financial covenant as of March 29, 2020.
Other Notes Payable and Capital Leases
During the first fiscal quarter of 2020, the Company closed on the acquisition of Kitchen Cooked, as described in “Note 2” the acquisition included a deferred purchase price of $2.0 million. During the first fiscal quarter of 2020 the Company purchased intellectual property that include a deferred purchase price of $0.5 million.
Amounts outstanding under notes payable consisted of the following:
(in thousands)	March 29, 2020	December 29, 2019
Deferred purchase price	$2,530	$—
Note payable – IO notes	30,569	33,700
Capital lease	6,457	6,055
Other	20	29
Total notes payable	39,576	39,784
Less: current portion	(8,615)	(7,984)
Long term portion of notes payable	$30,961	$31,800
In 2019, the Company sold $33.2 million of notes receivable on its books for $34.1 million in a series of transactions to a financial institution. Due to the structure of the transaction, the sale did not qualify for sale accounting treatment and the Company has recorded the notes payable obligation owed by the IOs to the financial institution on its books; the corresponding notes receivable also remained on the Company’s books. The Company services the loans for the financial institution by collecting principal and interest from

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
the IOs and passing it through to the institution. The underlying notes have various maturity dates through December 2028. The Company partially guarantees the outstanding loans, as discussed in further detail within “Note 12. Contingencies”. These loans are collateralized by the routes for which the loans are made. Accordingly, the Company has the ability to recover substantially all of the outstanding loan value upon default.
Interest expense for the fiscal quarter ended March 29, 2020 was $9.6 million, $8.3 million of which was related to the Company’s credit facility and other long-term debt, $0.7 million of which was related to amortization of deferred financing fees, and $0.6 million of which was related to IO loans. Interest expense for the fiscal quarter ended March 31, 2019 was $12.5 million, $11.7 million of which was related to the Company’s credit facility and other long-term debt, $0.5 million of which was related to amortization of deferred financing fees, and $0.3 million of which was related to IO loans. The interest expense on IO loans is a pass-through expense that has an offsetting interest income within Other Income, Net.
9.   DERIVATIVE FINANCIAL INSTRUMENTS AND PURCHASE COMMITMENTS
Derivative Financial Instruments
To reduce the effect of interest rate fluctuations, the Company entered into an interest rate swap contract on September 6, 2019, with an effective date of September 30, 2019, with a counter party to make a series of payments based on a fixed interest rate of 1.339% and receive a series of payments based on the greater of LIBOR or 0.00%. Both the fixed and floating payment streams are based on a notional amount of $250 million. The Company entered into this transaction to reduce its exposure to changes in cash flows associated with its variable rate debt and has designated this derivative as a cash flow hedge. At March 29, 2020, the effective fixed interest rate on the long-term debt hedged by this contract was 5.0%. For further treatment of the Company’s interest rate swap, refer to “Note 10. Fair Value Measurements” and “Note 13. Other Comprehensive Income.”
Purchase Commitments
Additionally, the Company has outstanding purchase commitments for specific quantities at fixed prices for certain key ingredients to economically hedge commodity input prices. These purchase commitments totaled $78.7 million as of March 29, 2020. The Company has recorded purchase commitment losses totaling $0.8 million for the quarter ended March 29, 2020 and $0.5 million for the year ended December 29, 2019. These outstanding purchase commitments generally do not exceed two years.
10.   FAIR VALUE MEASUREMENTS
The Company follows the guidance relating to fair value measurements and disclosures with respect to financial assets and liabilities that are re-measured and reported at fair value each reporting period, and with respect to non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to the valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable pricing inputs (Level III). A financial asset or liability’s level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:
Level I — Valuations are based on unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities;
Level II — Valuations are based on quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active. Financial asset or liabilities which are included in this category are securities where all significant inputs are observable, either directly or indirectly; and

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Level III — Prices or valuations that are unobservable and where there is little, if any, market activity for these financial assets or liabilities. The inputs into the determination of fair value inputs for these investments require significant management judgment or estimation. The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors. To the extent that valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.
The fair values of the Company’s Level 2 derivative instruments were determined using valuation models that use market observable inputs including interest rate curves and both forward and spot prices for commodities. Derivative assets and liabilities included in Level 2 primarily represent commodity and interest rate swap contracts.
The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis based upon the level within the fair value hierarchy in which the fair value measurements fall, as of March 29, 2020:
(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$5,631	$—	$—	$5,631
Total assets	$5,631	$—	$—	$5,631
Liabilities
Commodity contracts	$—	$813	$—	$813
Interest rate swaps	—	7,187		7,187
Debt	—	649,141	—	649,141
Total liabilities	$—	$657,141	$—	$657,141
The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis based upon the level within the fair value hierarchy in which the fair value measurements fall, as of December 29, 2019:
(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$15,053	$—	$—	$15,053
Interest rate swaps	—	1,486	—	1,486
Total assets	$15,053	$1,486	$—	$16,539
Liabilities
Commodity contracts	$—	$494	$—	$494
Debt	—	640,125	—	640,125
Total liabilities	$—	$640,619	$—	$640,619
11.   LONG TERM INCENTIVE PLAN
On February 27, 2018, the Company established the Utz Quality Foods, LLC 2018 Long-Term Incentive Plan (“LTIP” or “Plan”). The purpose of the Plan is to provide the Company with a means of attracting and retaining highly qualified employees and aligning the interests of those employees with the financial success of the Company. During 2018, the Company granted certain Phantom Units to its employees to reward them based on future appreciation in the equity value of the Company. The Phantom Units vest 40% on December 31, 2018 and 20% on each subsequent December 31 through December 31, 2021. If a

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
change in control of Utz occurs prior to December 31, 2021 and either (i) the participant is an employee as of the date of such change in control or (ii) the participant was an employee within 180 days prior to the date of such change in control and the participant’s employment was terminated for any reason before the date of such change in control, other than termination by UQF for cause or voluntary termination by the participant without the Company’s written consent other than for good reason, then such participant’s Phantom Units will become 100% vested. The amounts vested under the LTIP will settle upon the earlier of a change of control event or December 31, 2021. The Company has recorded a reserve for the estimated fair value of vested Phantom Units of $15.2 million as of March 29, 2020 and $14.4 million as of December 29, 2019. The Plan liability is included in non-current accrued expenses and other on the consolidated balance sheets.
12.   CONTINGENCIES
Litigation Matters
The Company is involved in litigation and other matters incidental to the conduct of its business, the results of which, in the opinion of management, are not likely to be material to the Company’s financial condition, results of operations or cash flows.
Tax Matters
The Company received an assessment from the Commonwealth of Pennsylvania pursuant to a sales and use tax audit for the period from January 1, 2014 through December 31, 2016. As of March 29, 2020 and December 29, 2019, the Company had a reserve of $1.3 million, to cover the assessment.
Guarantees
The Company partially guarantees loans made to IOs by Cadence Bank for the purchase of routes. The outstanding balance of loans guaranteed was $4.9 million and $5.1 million at March 29, 2020 and December 29, 2019, respectively, all of which was recorded by the Company as an off balance sheet arrangement. The maximum amount of future payments the Company could be required to make under the guarantees equates to 25% of the outstanding loan balance up to $2.0 million per loan. These loans are collateralized by the routes for which the loans are made. Accordingly, the Company has the ability to recover substantially all of the outstanding loan value upon default.
The Company partially guarantees loans made to IOs by Bank of America for the purchase of routes. The outstanding balance of loans guaranteed that were issued by Bank of America was $1.4 million and $0.7 million at March 29, 2020 and December 29, 2019, respectively, which are off balance sheet. As discussed in “Note 8. Long-Term Debt”, the Company also sold notes receivable on its books to Bank of America during 2019, which the Company partially guarantees. The outstanding balance of notes purchased by Bank of America at March 29, 2020 and December 29, 2019 was $22.3 million and $25.1 million, respectively. Due to the structure of the transaction, the sale did not qualify for sale accounting treatment, as such the Company records the notes payable obligation owed by the IOs to the financial institution on its books; the corresponding note receivable also remained on the Company’s books. The maximum amount of future payments the Company could be required to make under these guarantees equates to 25% of the outstanding loan balance on the first day of each calendar year plus 25% of the amount of any new loans issued during such calendar year. These loans are collateralized by the routes for which the loans are made. Accordingly, the Company has the ability to recover substantially all of the outstanding loan value upon default.
The Company guarantees loans made to IOs by M&T Bank for the purchase of routes. The agreement with M&T was amended in January 2020 so that the Company guaranteed up to 25% of the greater of the aggregate principal amount of loans outstanding on the payment date or January 1st of the subject year. The outstanding balance of loans guaranteed was $8.2 million and $8.6 million at March 29, 2020 and

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
December 29, 2019, respectively, all of which was on balance sheet. These loans are collateralized by the routes for which the loans are made. Accordingly, the Company has the ability to recover substantially all of the outstanding loan value upon default.
Unclaimed Property
The Company was notified in September 2016 that several states requested an audit of the Company’s unclaimed property practices. The states initiating the audit include Connecticut, Idaho, Maryland, Massachusetts, New Hampshire, New York, South Dakota, and Tennessee but was later expanded to include a total of 22 states. The audit is limited to UQF and does not include any other legal entities. The audit consists of three components including accounts payable, payroll, and accounts receivable customer over-payments. The Company estimates that the potential liability for the accounts payable and payroll components is approximately $0.2 million, which has been included in the other accrued expenses section of the balance sheet as of March 29, 2020 and December 29, 2019. As of the date of these financial statements, the Company is not able to reasonably estimate the potential liability for the accounts receivable customer over-payments.
13.   ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
Total accumulated other comprehensive (loss) income was ($5.8) million as of March 29, 2020 and $1.4 million as of December 29, 2019. Total accumulated other comprehensive (loss) income consists solely of unrealized gains (losses) from the Company’s derivative financial instruments accounted for as cash flow hedges.
During the fiscal quarter ended March 29, 2020, changes to the balance in accumulated other comprehensive (loss) income were as follows:
(in thousands)	Gains/(Losses) on Cash Flow Hedges
Balance as of December 29, 2019	$1,408
Unrealized loss on cash flow hedges	(7,208)
Balance as of March 29, 2020	$(5,800)
14.   SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for interest was $9.5 million and $14.5 million for the fiscal quarters ended March 29, 2020, and March 31, 2019, respectively. Payments made for income related taxes were $0.0 million and $0.0 million for the quarters ended March 29, 2020 and March 31, 2019, respectively.
15.   INCOME TAXES
The Company accounts for income taxes in accordance with ASC 740, Income Taxes. The Company’s effective tax rate for the fiscal quarter ended March 29, 2020 was an expense of 46.29 percent, compared to a (16.85) percent for the fiscal quarter ended March 31, 2019. The fiscal quarter ended and year to date March 29, 2020 effective rate differs from the federal statutory rate of 21 percent primarily due to the impact of partnerships that are not taxed at the Company level and state taxes. The effective rate benefit for fiscal quarter ended March 31, 2019 is also impacted by partnerships and state taxes.

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
	March 29, 2020			March 31, 2019
(in thousands)	Pretax Income (Loss)	Tax Expense	Effective Tax Rate	Pretax Income (Loss)	Tax Expense	Effective Tax Rate
Corporate entities	$5,364	$1,458	27.18%	$1,443	$377	26.13%
Nontaxable partnerships	(2,214)	—	0.00%	(3,681)	—	0.00%
Total	$3,150	$1,458	46.29%	$(2,238)	$377	(16.85)%
The Company files federal and state tax returns. These returns are generally open to examination by the relevant tax authorities from three to four years from the date they are filed, although there is variation by jurisdiction. The tax filings relating to the Company’s US federal tax returns are currently open to examination for years beginning in 2016 and state tax returns are open to examination for tax years beginning in 2015.
Upon audit, tax authorities may challenge all or part of a tax position. The Company regularly assesses the outcome of potential examination in each tax jurisdictions and does not expect to record any material changes during 2020 to the balance of unrecognized tax benefits of $0 reported at December 29, 2019.
The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted on March 27, 2020. The CARES Act is an approximately $2 trillion emergency economic stimulus package in response to the Coronavirus outbreak, which among other things contains numerous income tax provisions. Some of these tax provisions are effective retroactively for years ending before the date of enactment. The Company is currently evaluating the impact of the CARES Act on its consolidated financial position, results of operations, and cash flows, but we do not expect that it will have a material impact on our accounting for income taxes due to our status as predominantly a pass-through entity for income tax purposes.
16.   EMPLOYEE BENEFITS
The Company maintains several contributory 401(k) retirement plans (the “Plans”) for its employees. Profit sharing contributions are made at the discretion of the Board of Directors and totaled $1.1 million for the quarter ended March 29, 2020 and $1.2 million for fiscal quarter ended March 31, 2019. The Plans provide employees with matching contributions primarily at 20% of their contributions as defined in the Plans. Matching contributions made by the Company totaled $0.5 million for the fiscal quarter ended March 29, 2020 and $0.3 million for fiscal quarter ended March 31, 2019.
The Company has a non-qualified salary continuation plan with a former Golden Flake employee whereby monthly benefits will be paid for a period of 15 years beginning at age 65. The plan also provides similar benefits should this employee become disabled or deceased. The plan was augmented in September 2017 to increase the value of the benefit and the plan was re-measured concurrently therewith to take into account the increased benefit. At September 30, 2017 and thereafter, the discount rate for the salary continuation plan was 2.54%. A discount rate of 3.75% was used prior to the December 2017 re-measurement. The Company had a similar agreement with a second former Golden Flake employee for which all remaining payments were made in 2017. The salary continuation plan is funded in part with a “Rabbi Trust” with an account value of $0.5 million as of March 29, 2020 and $0.6 million as of December 29, 2019.

UTZ BRANDS HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The change in the liability for the salary continuation plan is as follows:
(in thousands)
Balance as of December 29, 2019	$2,096
Benefits accrued	14
Balance as of March 29, 2020	$2,110
17.   VARIABLE INTEREST ENTITIES
Prior to the merger of SRS and UQF described in “Note 1. Operations and Summary of Significant Accounting Policies”, UQF held a variable interest in SRS a commonly controlled entity, for which UQF is the primary beneficiary since UQF had the power to direct the activities of SRS and the obligation to absorb losses and the right to receive benefits. UQF leased properties owned by SRS. The acquisitions of these properties were funded by UQF through notes receivable. As the primary beneficiary of this variable interest entity, the assets, liabilities and results of operations are included in UQF’s consolidated financial statements. The equity holders’ interests were reflected in “Net (loss) income attributable to noncontrolling interest” in the consolidated statements of operations and “Noncontrolling interest” in the consolidated balance sheets. The total amount of lease expense/income between SRS and UQF for the fiscal quarter ended March 31, 2019 was $1.1 million, which was eliminated in consolidation. When SRS merged with UQF, UQF assumed all assets and liabilities of SRS and any notes receivable or payable between the two companies were relieved.
18.   BUSINESS RISK
The novel coronavirus, or COVID-19, outbreak began to impact consumption, distribution and production of the Company’s products in March 2020. The Company is taking necessary preventive actions and implementing additional measures to protect its employees who are working on site. As of June 5, 2020, the Company is experiencing higher demand for its products versus the prior year, and we are servicing that demand by increasing production and distribution activities. Generally, producers of food products, including salty snacks, have been deemed “essential industries” by federal, state, and local governments and are exempt from certain COVID-19-related restrictions on business operations. The Company’s strategic manufacturing capabilities and DSD distribution network have allowed it to effectively service increases in demand and be responsive to evolving market dynamics driven by changes in consumer behavior. The Company continues to monitor customer and consumer demands, and intends to adapt its plans as needed to continue to meet these demands. The event is still ongoing, and the Company is in the process of evaluating the financial impact.
19.   SUBSEQUENT EVENTS
Revolving Credit Facility
On April 1, 2020, the revolving credit facility was amended to increase the credit limit up to $116.0 million and to extend the maturity through August 22, 2024.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Members
Kennedy Endeavors, Inc.
We have audited the accompanying combined abbreviated financial statements of Kennedy Endeavors, Inc. (a Washington corporation), which comprise the combined abbreviated statement of assets acquired and liabilities assumed as of May 26, 2019, and the related combined abbreviated statement of revenues and direct expenses for the period from June 4, 2018 through May 26, 2019, and the related notes to the financial statements.
Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these combined abbreviated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined abbreviated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express an opinion on these combined abbreviated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined abbreviated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined abbreviated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined abbreviated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined abbreviated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined abbreviated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the combined abbreviated financial statements referred to above present fairly, in all material respects, the assets acquired and liabilities assumed of Kennedy Endeavors, Inc. as of May 26, 2019, and the revenues and direct expenses for the period from June 4, 2018 through May 26, 2019 in accordance with accounting principles generally accepted in the United States of America.
Emphasis of matter
We draw attention to Note 1, Basis of Presentation, to the combined abbreviated financial statements, which describes that the combined abbreviated financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission under Rule 3-05 of Regulation S-X and are not intended to be a complete presentation of assets, liabilities, revenues and expenses of Kennedy Endeavors, Inc. Our opinion is not modified with respect to this matter.
/s/ Grant Thornton LLP
Baltimore, Maryland
June 4, 2020

Kennedy Endeavors, Inc.
Combined Abbreviated Statement of Assets Acquired and Liabilities Assumed
As of May 26, 2019
(U.S. Dollars in thousands)
ASSETS ACQUIRED:
Current assets
Cash	$183
Accounts receivable, net	14,578
Inventory, net	6,844
Prepaid expenses and other current assets	466
Total current assets	22,071
Property, plant and equipment, net	13,701
Intangible assets, net	30,935
Other non-current assets	76
Total Assets Acquired	$66,783
LIABILITIES ASSUMED:
Current liabilities
Accounts payable	$4,293
Other accrued expenses	2,178
Total current liabilities	6,471
Other non-current liabilities	14
Total Liabilities Assumed	$6,485
Commitments and contingencies (Note 6)
Net Assets Acquired	$60,298
The accompanying notes are an integral part of these combined abbreviated financial statements.

Kennedy Endeavors, Inc.
Combined Abbreviated Statement of Revenues and Direct Expenses
June 4, 2018 – May 26, 2019
(U.S. Dollars in thousands)
Revenues :
Net Sales	$104,855
Total net revenues	104,855
Direct expenses:
Cost of goods sold	70,110
Selling and marketing expenses	15,990
General and administrative expenses	8,704
Total direct expenses	94,804
Revenues less direct expenses	$10,051
The accompanying notes are an integral part of these combined abbreviated financial statements.

Kennedy Endeavors, Inc.
Notes to the Combined Abbreviated Financial Statements
(U.S. Dollars in thousands)
Note 1 – Basis of Presentation
Background
Kennedy Endeavors, Inc., (“Kennedy”, “we”, the “Company”, the “Business”) is incorporated under the laws of the State of Washington. Kennedy is a subsidiary of Conagra Brands, Inc., (“Conagra”). Conagra, headquartered in Chicago, is one of North America’s leading branded food companies.
The Company was the owner of the Tim’s Cascade Snacks (‘‘Tim’s’’) business. The Company and the Snyder of Berlin (‘‘Snyder’’) business were owned by Pinnacle Foods Inc. (“Pinnacle”), which was acquired by Conagra in October 2018 (the “Conagra-Pinnacle Acquisition”). In May 2019, Conagra, together with certain of its subsidiaries, engaged in a legal entity simplification and restructuring project whereby certain legacy entities were consolidated, merged with and into each other, or otherwise restructured (collectively, the “2019 Restructuring”). As a result of the 2019 Restructuring, the Company acquired ownership of the Snyder business, having already owned the Tim’s business.
The Company has not historically operated as a stand-alone entity and has not historically issued standalone financial statements. The Company was acquired by Utz Quality Foods, LLC (“Utz”), a manufacturer and distributor of a full line of high quality salty snack items, in October 2019 (the “Utz Acquisition”, further discussed in Note 7).
Description of Business
The Company is a snack food products manufacturer and distributes its products nationwide, with concentrations in the Pacific Northwest and Mid-Atlantic regions. Tim’s, with its manufacturing facility in Algona, Washington, operates a portfolio of brands which include Tim’s Cascade Snacks, Hawaiian Snacks, and Erin’s. Snyder, with its manufacturing facility in Berlin, Pennsylvania, operates a portfolio of brands which include Snyder of Berlin and Husman’s.
Basis of Presentation
The accompanying Combined Abbreviated Financial Statements (the “Abbreviated Financial Statements”), which comprise the “Combined Abbreviated Statement of Assets Acquired and Liabilities Assumed” and the “Combined Abbreviated Statement of Revenues and Direct Operating Expenses” were prepared for the purpose of providing historical information to comply with the rules and regulations of the Securities and Exchange Commission (“SEC”) under Rule 8-04 and Rule 8-05 of Regulation S-X for inclusion in the registration statement on Form S-4 for an intended business combination between Utz Brands Holdings, LLC, formerly known as UM-U Intermediate, LLC, the direct parent company of Utz, and Collier Creek Holdings (“CCH”) (the “Intended Business Combination”). The Abbreviated Financial Statements have been prepared for the fiscal year ended May 26, 2019, which is aligned to Conagra’s year end, and covers the period of June 4, 2018 to May 26, 2019.
The Abbreviated Financial Statements were prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and were derived from the historical accounting records of the Company. The Company has determined that the preparation of full audited financial statements in accordance with U.S. GAAP could not be prepared without undue effort and expense because the business acquired, which made up a small portion of the seller’s business, had never been accounted for or audited as a separate entity, subsidiary or division and therefore U.S. GAAP financial statements for the business are not readily available. Further, the seller had not historically prepared separate cash flows for the business or allocated certain corporate and indirect costs such as corporate overhead, interest expense and income taxes. Therefore, due to the omission of such financial information, the historical abbreviated financial statements presented are not indicative of the acquired business on a go forward basis.
The Combined Abbreviated Statement of Assets Acquired and Liabilities Assumed includes only the specific assets and liabilities acquired by Utz in the Utz Acquisition, and such assets and liabilities have been presented at the historical basis, as the Company has elected not to apply pushdown accounting from the Conagra-Pinnacle Acquisition in accordance with ASC 805 Business Combination. To the extent that revenue and direct operating expense are identifiable and directly related to the Company’s business, it is reflected in the Combined Abbreviated Statement of Revenues and Direct Operating Expenses. Conagra’s corporate overhead expenses, interest expense and income taxes, which have never been allocated to the Company, have been excluded from the Abbreviated Financial Statements.
Note 2 – Summary of Significant Accounting Policies
Use of Estimates
The preparation of these combined abbreviated financial statements in conformity with U.S. GAAP, requires management to make certain estimates and assumptions that affect the amounts reported therein. Estimates are evaluated on an ongoing basis, using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances.
Actual results may differ from these estimates under different assumptions or conditions.
Recently Issued Accounting Standards
In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, Topic 606 (“ASC 606”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP. The effective date for ASC 606 is for fiscal years beginning after December 15, 2018. We are in the process of evaluating the impact, if any, on changes to our financial statements, business processes, systems, and controls to support recognition and disclosure requirements under the new guidance.
In February 2016, the FASB issued ASU 2016-02, Leases, Topic 842 (“ASC 842”), which requires lessees to reflect most leases on their balance sheet as assets and obligations. The effective date for the standard is for fiscal years beginning after December 15, 2021. Early adoption is permitted. We are evaluating the effect that this standard will have on our financial statements and related disclosures. We expect the adoption of this standard to result in an increase in total assets and liabilities related to operating leases that are currently not recorded in our Combined Abbreviated Statement of Assets and Liabilities Assumed, however, we do not expect there to be a material impact to our earnings or cash flows. The standard can be applied using the modified retrospective method or entities may also elect the optional transition method provided under ASU 2018-11, Leases, Topic 842: Targeted Improvement, issued in July 2018, allowing for application of the standard at the adoption date, with recognition of a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.
Cash and cash equivalents
Cash and cash equivalents are all highly liquid investments with an original maturity of three months or less at the date of acquisition, including short-term time deposits and government agency and corporate obligations. Cash and cash equivalents consist primarily of cash on deposit at financial institutions.
Accounts receivable and allowance for doubtful accounts
Accounts receivable from customers generally do not bear interest. Terms and collection vary by location and channel. The allowance for doubtful accounts represents our estimate of probable non-payments and credit losses in our existing receivables, as determined based on a review of past due balances and other specific account data. Account balances are written off against the allowance when we deem them uncollectible. The total allowance for doubtful accounts as of May 26, 2019 was $1,106.
Inventory
Inventories are recorded at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis.

The Company evaluates its inventory on a quarterly basis and writes down the value of inventories for estimated excess and obsolete inventories based upon assumptions about future demand and market conditions.
Prepaid expenses and other current assets
Prepaid expenses and other currents assets consist of prepaid rent, and real estate taxes.
Property, plant and equipment
Property, plant and equipment are carried at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective classes of assets as follows:
Land improvements	1 to 40 years
Building	15 to 40 years
Machinery and equipment	3 to 20 years
Furniture, fixtures, office equipment and other	5 to 15 years
We review property, plant and equipment for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of an asset considered “held-and-used” is determined by comparing the carrying amount of the asset to the undiscounted net cash flows expected to be generated from the use of the asset. If the carrying amount is greater than the undiscounted net cash flows expected to be generated by the asset, the asset’s carrying amount is reduced to its estimated fair value. An asset considered “held-for-sale” is reported at the lower of the asset’s carrying amount or fair value.
Intangible assets
Intangible assets consist of trademarks and tradenames, customer relationships and other intangibles. All intangible asset balances will be included as a part of the assets acquired as part of the Utz Acquisition. Trademarks and tradenames are related to our established consumer brands with market brand recognition.
The amortization period for all intangible assets is as follows:
Years
Trademarks and tradenames	Indefinite
Customer relationships	30 years
Other intangibles	Indefinite
Customer relationships intangible assets are amortized under the reducing-balance method. Impairment testing is performed on indefinitely lived intangible assets annually and on finite lived intangible assets as triggering events occur.
Accounts payable
Accounts payable represent our obligations to our suppliers and vendors.
Other accrued expenses
Other accrued expenses consist of draft payables, accrued employee compensation, and other accrued expenses.
Revenue recognition
The Company recognizes revenue from the sale of food products to retailers and foodservice customers through direct sales forces, brokers, independent operators, and distributor arrangements, when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or service has been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

These revenue arrangements generally have one single deliverable. We recognize revenue upon delivery/pickup of products, which occurs when (or as) risk and reward of the good or service transfers to the customer. Shipping or handling costs that occur before the customer obtains control of the goods are deemed to be fulfillment activities and are accounted for as fulfillment costs. Amounts billed and due from our customers are classified as receivables and require payment on a short-term basis.
Revenue, which includes shipping and handling charges billed to the customer, is reported net of consideration payable to our customers, including applicable discounts, returns, allowances, trade promotion, consumer coupon redemption, allowance for stale product, and other costs. Consideration payable to customers is recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management judgment regarding the volume of promotional offers that will be redeemed by either the retailers or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual redemptions are recognized as a change in management estimate in a subsequent period.
Cost of goods sold
Cost of goods sold include all costs of fulfilling the Company’s sale of products to its customers. Cost of goods sold primarily include raw material costs, manufacturing and overhead costs, and applicable shipping and handling costs.
Advertising costs
We promote our products with consumer incentives, trade promotions and advertising.
Consumer incentives and trade promotions include, but are not limited to, discounts, coupons, rebates, and volume-based incentives. Consumer incentives and trade promotion activities are recorded as a reduction of revenue based on amounts estimated as being due to customers and consumers at the end of the period, based principally on historical utilization and redemption rates. For the period of June 4, 2018 to May 26, 2019, the consumer incentives and trade promotions totaled $16,000.
Advertising and marketing costs are expensed as incurred. Advertising and marketing expenses totaled $1,100 for the period of June 4, 2018 to May 26, 2019 and are included in Selling and marketing expenses.
General and administrative expenses
General and administrative expenses relate primarily to compensation and related benefits for direct employees of the Company, and professional and consulting fees.
Note 3 – Inventory
As of May 26, 2019, our inventory consisted of the following:
May 26, 2019
Materials and supplies	$2,329
Finished goods	3,498
Maintenance, repair and operations	1,017
Total inventory	$6,844

Note 4 – Property, plant and equipment
As of May 26, 2019, our acquired property, plant and equipment, net, consisted of the following:
May 26, 2019
Land	$650
Land improvements	347
Building	6,514
Machinery and equipment	27,743
Furniture, fixtures, office equipment and other	95
$35,349
Less: Accumulated depreciation	(21,648)
Total property plan, and equipment, net	$13,701
Depreciation expense on property, plant and equipment was $2,061 for the period of June 4, 2018 to May 26, 2019 and is included in Cost of goods sold, General and administrative expenses and Selling and marketing expenses as follows:
May 26, 2019
Cost of goods sold	$1,988
General and administrative expenses	$38
Selling and marketing expenses	$35
Note 5 – Intangible Assets
The following table summarizes the acquired intangible assets as of May 26, 2019:
May 26, 2019
Trademarks, tradenames and other intangibles	$28,552
Customer relationships	4,442
$32,994
Less: Accumulated amortization	(2,059)
Total intangible assets, net	$30,935
Amortization expense for the customer relationships for the period of June 4, 2018 to May 26, 2019 was $171 and is included in General and administrative expenses. Intangible assets were not impaired as of May 26, 2019.
Note 6 – Commitments and Contingencies
Capital Leases
At May 26, 2019 capital lease payables were $24. Short term capital leases payable have been included in Other accrued expenses and Long term capital leases payable have been included in Other non-current liabilities.
Operating Leases
We use various leased facilities and equipment in our operations. The terms for these leased assets vary depending on the lease agreement. Rental expense under the operating leases was $2,482 for the period of June 4, 2018 to May 26, 2019 and is included in Cost of goods sold, General and administrative expenses and Selling and marketing expenses as follows:

May 26, 2019
Cost of goods sold	$520
General and administrative expenses	$124
Selling and marketing expenses	$1,838
Future minimum lease payments under non-cancelable operating leases are as follows:
2020	$1,635
2021	1,460
2022	1,462
2023	1,301
2024	945
Thereafter	2,179
Total minimum lease payments	$8,982
Litigation
In the normal course of business, the Company may be a party to claims, disputes, and legal and regulatory proceedings. It is not possible to predict the outcome of these various proceedings. Although considerable uncertainty exists, management believes it is not reasonably possible that the ultimate disposition of these matters will have a material adverse effect on the assets acquired or revenues and expenses of the Company.
Contractual Obligations
As part of our ongoing operations, we enter into arrangements with suppliers and vendors that obligate us to make future payments under unconditional purchase contracts (i.e. obligations to transfer funds in the future or minimum quantities of goods or services at fixed or minimum prices, such as “take-or-pay” contracts). The unconditional purchase obligation arrangements are entered into in our normal course of business in order to ensure adequate levels of sourced product are available. As of May 26, 2019, our future contractual commitments with suppliers and vendors totaled $9,335.
Note 7 – Subsequent Events
Subsequent events have been evaluated through June 4, 2020, the date these Combined Abbreviated Financial Statements were available to be issued.
In October, 2019, Utz purchased all the outstanding shares of common stock of the Company, and the Company became a wholly-owned subsidiary of Utz. The purchase consideration of the acquisition, which closed on October 21, 2019, was approximately $140,000, which included cash paid for the acquisition of the outstanding shares of the Company, settlement of insurance for the transaction, and settlement of certain professional fees.
The novel coronavirus, or COVID-19, outbreak has had an impact to consumption, distribution and production of the Company’s products starting in March 2020. The event is still ongoing and the Company is in the process of evaluating the financial impact. As of now, the Company is experiencing higher demand for its products and is servicing that demand by increasing its production and distribution activities. It is also taking necessary preventive actions to keep its employees informed and safe.

Kennedy Endeavors, Inc.
Interim Combined Abbreviated Statement of Assets Acquired and Liabilities Assumed
As of August 25, 2019 (Unaudited), and May 26, 2019
(U.S. Dollars in thousands)
	August 25, 2019	May 26, 2019
	(Unaudited)
ASSETS ACQUIRED:
Current assets
Cash	$220	$183
Accounts receivable, net	13,279	14,578
Inventory, net	7,204	6,844
Prepaid expenses and other current assets	185	466
Total current assets	20,888	22,071
Property, plant and equipment, net	13,200	13,701
Intangible assets, net	30,897	30,935
Other non-current assets	76	76
Total Assets Acquired	$65,061	$66,783
LIABILITIES ASSUMED:
Current liabilities
Accounts payable	$3,689	$4,293
Other accrued expenses	2,906	2,178
Total current liabilities	6,595	6,471
Other non-current liabilities	12	14
Total Liabilities Assumed	$6,607	$6,485
Commitments and contingencies (Note 6)
Net Assets Acquired	$58,454	$60,298
The accompanying notes are an integral part of these interim combined abbreviated financial statements.

Kennedy Endeavors, Inc.
Interim Combined Abbreviated Statement of Revenues and Direct Expenses
For the Thirteen weeks ended August 25, 2019 and Twelve weeks ended August 26, 2018
(U.S. Dollars in thousands)
(Unaudited)
	13 weeks ended August 25, 2019	12 weeks ended August 26, 2018
	(Unaudited)	(Unaudited)
Revenues:
Net Sales	$29,054	$28,166
Total net revenues	29,054	28,166
Direct expenses:
Cost of goods sold	19,364	18,206
Selling and marketing expenses	4,138	4,160
General and administrative expenses	2,441	2,308
Total direct expenses	25,943	24,674
Revenues less direct expenses	$3,111	$3,492
The accompanying notes are an integral part of these interim combined abbreviated financial statements.

Kennedy Endeavors, Inc.
Notes to the Interim Combined Abbreviated Financial Statements
(U.S. Dollars in thousands)
Note 1 – Basis of Presentation
Background
Kennedy Endeavors, Inc., (“Kennedy”, “we”, the “Company”, the “Business”) is incorporated under the laws of the State of Washington. Kennedy is a subsidiary of Conagra Brands, Inc., (“Conagra”). Conagra, headquartered in Chicago, is one of North America's leading branded food companies.
The Company was the owner of the Tim’s Cascade Snacks (‘‘Tim’s’’) business. The Company and the Snyder of Berlin (‘‘Snyder’’) business were owned by Pinnacle Foods Inc. (“Pinnacle”), which was acquired by Conagra in October 2018 (the “Conagra-Pinnacle Acquisition”). In May 2019, Conagra, together with certain of its subsidiaries, engaged in a legal entity simplification and restructuring project whereby certain legacy entities were consolidated, merged with and into each other, or otherwise restructured (collectively, the “2019 Restructuring”). As a result of the 2019 Restructuring, the Company acquired ownership of the Snyder business, having already owned the Tim’s business.
The Company has not historically operated as a stand-alone entity and has not historically issued standalone financial statements. The Company was acquired by Utz Quality Foods, LLC (“Utz”), a manufacturer and distributor of a full line of high quality salty snack items, in October 2019 (the “Utz Acquisition”, further discussed in Note 7).
Description of Business
The Company is a snack food products manufacturer and distributes its products nationwide, with concentrations in the Pacific-Northwest and Mid-Atlantic regions. Tim’s, with its manufacturing facility in Algona, Washington, operates a portfolio of brands which include Tim’s Cascade Snacks, Hawaiian Snacks, and Erin’s. Snyder, with its manufacturing facility in Berlin, Pennsylvania, operates a portfolio of brands which include Snyder of Berlin and Husman’s.
Basis of Presentation
The accompanying Interim Combined Abbreviated Financial Statements (the “Interim Abbreviated Financial Statements”), which comprise the “Interim Combined Abbreviated Statement of Assets Acquired and Liabilities Assumed” and the “Interim Combined Abbreviated Statement of Revenues and Direct Operating Expenses” were prepared for the purpose of providing historical information to comply with the rules and regulations of the Securities and Exchange Commission (“SEC”) under Rule 8-04 and Rule 8-05 of Regulation S-X for inclusion in the registration statement on Form S-4 for an intended business combination between Utz Brands Holdings, LLC, formerly known as UM-U Intermediate, LLC, the direct parent company of Utz, and Collier Creek Holdings (the “Intended Business Combination”). The Interim Combined Abbreviated Statement of Assets Acquired and Liabilities Assumed will be prepared as of August 25, 2019 and May 26, 2019 and the Interim Combined Abbreviated Statement of Revenues and Direct Operating Expenses have been prepared for the thirteen weeks ended August 25, 2019 and twelve weeks ended August 26, 2018.
The Interim Abbreviated Financial Statements were prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and were derived from the historical accounting records of the Company. The Company has determined that the preparation of full audited financial statements in accordance with U.S. GAAP could not be prepared without undue effort and expense because the business acquired, which made up a small portion of the seller’s business, had never been accounted for or audited as a separate entity, subsidiary or division and therefore U.S. GAAP financial statements for the business are not readily available. Further, the seller had not historically prepared separate cash flows for the business or allocated certain corporate and indirect costs such as corporate overhead, interest expense and income taxes. Therefore, due to the omission of such financial information, the historical abbreviated financial statements presented are not indicative of the acquired business on a go forward basis.
The Interim Combined Abbreviated Statement of Assets Acquired and Liabilities Assumed includes only the specific assets and liabilities acquired by Utz in the Utz Acquisition, and such assets and liabilities have been presented at the historical basis, as the Company has elected not to apply pushdown accounting from the Conagra-Pinnacle Acquisition in accordance with ASC 805 Business Combination. To the extent that revenue and direct operating expense are identifiable and directly related to the Company’s business, it is reflected in the Interim Combined Abbreviated Statement of Revenues and Direct Operating Expenses. Conagra’s corporate overhead expenses, interest expense and income taxes, which have never been allocated to the Company, have been excluded from the Interim Abbreviated Financial Statements.
Note 2 – Summary of Significant Accounting Policies
Use of Estimates
The preparation of these interim combined abbreviated financial statements in conformity with U.S. GAAP, requires management to make certain estimates and assumptions that affect the amounts reported therein. Estimates are evaluated on an ongoing basis, using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances.
Actual results may differ from these estimates under different assumptions or conditions.
Recently Issued Accounting Standards
In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, Topic 606 (“ASC 606”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP. The effective date for ASC 606 is for fiscal years beginning after December 15, 2018. The effective date for ASC 606 is for fiscal years beginning after December 15, 2018. We are in the process of evaluating the impact, if any, on changes to our financial statements, business processes, systems, and controls to support recognition and disclosure requirements under the new guidance.
In February 2016, the FASB issued ASU 2016-02, Leases, Topic 842 (“ASC 842”), which requires lessees to reflect most leases on their balance sheet as assets and obligations. The effective date for the standard is for fiscal years beginning after December 15, 2021. Early adoption is permitted. We are evaluating the effect that this standard will have on our financial statements and related disclosures. We expect the adoption of this standard to result in an increase in total assets and liabilities related to operating leases that are currently not recorded in our Interim Combined Statement of Assets Acquired and Liabilities Assumed, however, we do not expect there to be a material impact to our earnings or cash flows. The standard can be applied using the modified retrospective method or entities may also elect the optional transition method provided under ASU 2018-11, Leases, Topic 842: Targeted Improvement, issued in July 2018, allowing for application of the standard at the adoption date, with recognition of a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.
Cash and cash equivalents
Cash and cash equivalents are all highly liquid investments with an original maturity of three months or less at the date of acquisition, including short-term time deposits and government agency and corporate obligations. Cash and cash equivalents consist primarily of cash on deposit at financial institutions.
Accounts receivable and allowance for doubtful accounts
Accounts receivable from customers generally do not bear interest. Terms and collection vary by location and channel. The allowance for doubtful accounts represents our estimate of probable non-payments and credit losses in our existing receivables, as determined based on a review of past due balances and other specific account data. Account balances are written off against the allowance when we deem them uncollectible. The total allowance for doubtful accounts as of August 25, 2019 and May 26, 2019 were $1,030 and $1,106, respectively.
Inventory
Inventories are recorded at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis.
The Company evaluates its inventory on a quarterly basis and writes down the value of inventories for estimated excess and obsolete inventories based upon assumptions about future demand and market conditions.
Prepaid expenses and other current assets
Prepaid expenses and other currents assets consist of prepaid rent and real estate taxes.
Property, plant and equipment
Property, plant and equipment are carried at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective classes of assets as follows:
Land improvements	1 to 40 years
Building	15 to 40 years
Machinery and equipment	3 to 20 years
Furniture, fixtures, office equipment and other	5 to 15 years
We review property, plant and equipment for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of an asset considered “held-and-used” is determined by comparing the carrying amount of the asset to the undiscounted net cash flows expected to be generated from the use of the asset. If the carrying amount is greater than the undiscounted net cash flows expected to be generated by the asset, the asset's carrying amount is reduced to its estimated fair value. An asset considered “held-for-sale” is reported at the lower of the asset's carrying amount or fair value.
Intangible assets
Intangible assets consist of trademarks and tradenames, customer relationships and other intangibles. All intangible asset balances will be included as a part of the assets acquired as part of the Utz Acquisition. Trademarks and tradenames are related to our established consumer brands with market brand recognition.
The amortization period for all intangible assets is as follows:
Years
Trademarks and tradenames	Indefinite
Customer relationships	30 years
Other intangibles	Indefinite
Customer relationships intangible assets are amortized under the reducing-balance method. Impairment testing is performed on indefinitely lived intangible assets annually and on finite lived intangible assets as triggering events occur.
Accounts payable
Accounts payable represent our obligations to our suppliers and vendors.
Other accrued expenses
Other accrued expenses consist of draft payables, accrued employee compensation, and other accrued expenses.

Revenue recognition
The Company recognizes revenue from the sale of food products to retailers and foodservice customers through direct sales forces, brokers, independent operators, and distributor arrangements, when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or service has been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured. These revenue arrangements generally have one single deliverable. We recognize revenue upon delivery/pickup of products, which occurs when (or as) risk and reward of the good or service transfers to the customer. Shipping or handling costs that occur before the customer obtains control of the goods are deemed to be fulfillment activities and are accounted for as fulfillment costs. Amounts billed and due from our customers are classified as receivables and require payment on a short-term basis.
Revenue, which includes shipping and handling charges billed to the customer, is reported net of consideration payable to our customers, including applicable discounts, returns, allowances, trade promotion, consumer coupon redemption, allowance for stale product, and other costs. Consideration payable to customers is recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management judgment regarding the volume of promotional offers that will be redeemed by either the retailers or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual redemptions are recognized as a change in management estimate in a subsequent period.
Cost of goods sold
Cost of goods sold include all costs of fulfilling the Company’s sale of products to its customers. Cost of goods sold primarily include raw material costs, manufacturing and overhead costs, and applicable shipping and handling costs.
Advertising Costs
We promote our products with consumer incentives, trade promotions and advertising.
Consumer incentives and trade promotions include, but are not limited to, discounts, coupons, rebates, and volume-based incentives. Consumer incentives and trade promotion activities are recorded as a reduction of revenue based on amounts estimated as being due to customers and consumers at the end of the period, based principally on historical utilization and redemption rates. For the thirteen weeks ended August 25, 2019 and twelve weeks ended August 26, 2018, the consumer incentives and trade promotions were $4,259 and $4,665, respectively.
Advertising and marketing costs are expensed as incurred. For the thirteen weeks ended August 25, 2019 and twelve weeks ended August 26, 2018, advertising and marketing expenses totaled $287 and $370, respectively and are included in Selling and marketing expenses.
General and administrative expenses
General and administrative expenses relate primarily to compensation and related benefits for direct employees of the Company, and professional and consulting fees.
Note 3 – Inventory
As of August 25, 2019 and May 26, 2019, our inventory consisted of the following:
	August 25, 2019	May 26, 2019
Materials and supplies	$2,293	$2,329
Finished goods	3,791	3,498
Maintenance, repair and operations	1,120	1,017
Total inventory	$7,204	$6,844

Note 4 – Property, plant and equipment
As of August 25, 2019 and May 26, 2019, our acquired property, plant and equipment, net, consisted of the following:
	August 25, 2019	May 26, 2019
Land	$650	$650
Land improvements	347	347
Building	6,514	6,514
Machinery and equipment	27,764	27,743
Furniture, fixtures, office equipment and other	95	95
	$35,370	$35,349
Less: Accumulated depreciation	(22,170)	(21,648)
Total property plan, and equipment, net	$13,200	$13,701
Depreciation expense on property, plant and equipment for the thirteen weeks ended August 25, 2019 and twelve weeks ended August 26, 2018 was $522 and $502, respectively and is included in Cost of goods sold, General and administrative expenses and Selling and marketing expenses as follows:
	13 weeks ended August 25, 2019	12 weeks ended August 26, 2018
Cost of goods sold	$510	$486
General and administrative expenses	$—	$7
Selling and marketing expenses	$12	$9
Note 5 – Intangible Assets
The following table summarizes the acquired intangible assets as of August 25, 2019 and May 26, 2019:
	August 25, 2019	May 26, 2019
Trademarks, tradenames and other intangibles	$28,552	$28,552
Customer relationships	4,442	4,442
	$32,994	$32,994
Less, Accumulated amortization	(2,097)	(2,059)
Total intangible assets, net	$30,897	$30,935
Amortization expense for the customer relationships for the thirteen weeks ended August 25, 2019 and twelve weeks ended August 26, 2018 was $38 and $43, respectively and is included in General and administrative expenses. Intangible assets were not impaired as of August 25, 2019 and May 26, 2019.
Note 6 – Commitments and Contingencies
Capital Leases
At August 25, 2019 capital lease payables were $21. Short Term Capital leases payable have been included in Other accrued expenses and Long Term Capital Leases payable have been included in Other non-current liabilities.
Operating Leases
We use various leased facilities and equipment in our operations. The terms for these leased assets vary depending on the lease agreement. Rental expense under the operating leases for the thirteen weeks ended August 25, 2019 and twelve weeks ended August 26, 2018 was $607 and $615, respectively and is included in Cost of goods sold, General and administrative expenses and Selling and marketing expenses as follows:

	13 weeks ended August 25, 2019	12 weeks ended August 26, 2018
Cost of goods sold	$130	$126
General and administrative expenses	$19	$37
Selling and marketing expenses	$458	$452
Future minimum lease payments under non-cancelable operating leases are as follows:
2020	$1,232
2021	1,460
2022	1,462
2023	1,301
2024	945
Thereafter	2,179
Total minimum lease payments	$8,579
Contractual Obligations
As part of our ongoing operations, we enter into arrangements with suppliers and vendors that obligate us to make future payments under unconditional purchase contracts (i.e. obligations to transfer funds in the future or minimum quantities of goods or services at fixed or minimum prices, such as “take-or-pay” contracts). The unconditional purchase obligation arrangements are entered into in our normal course of business in order to ensure adequate levels of sourced product are available. As of August 25, 2019, our future contractual commitments totaled $7,094.
Litigation
In the normal course of business, the Company may be a party to claims, disputes, and legal and regulatory proceedings. It is not possible to predict the outcome of these various proceedings. Although considerable uncertainty exists, management believes it is not reasonably possible that the ultimate disposition of these matters will have a material adverse effect on the assets acquired or revenues and expenses of the Company.
Note 7 – Subsequent Events
Subsequent events have been evaluated through June 4, 2020, the date these Interim Combined Abbreviated Financial Statements were available to be issued.
In October, 2019, Utz purchased all the outstanding shares of common stock of the Company, and the Company became a wholly-owned subsidiary of Utz. The purchase consideration of the acquisition, which closed on October 21, 2019, was approximately $140,000, which included cash paid for the acquisition of the outstanding shares of the Company, settlement of insurance for the transaction, and settlement of certain professional fees.
The novel coronavirus, or COVID-19, outbreak has had an impact to consumption, distribution and production of the Company’s products starting in March 2020. The event is still ongoing and the Company is in the process of evaluating the financial impact. As of now, the Company is experiencing higher demand for its products and is servicing that demand by increasing its production and distribution activities. It is also taking necessary preventive actions to keep its employees informed and safe.

Annex A
FORM OF PROPOSED CERTIFICATE OF INCORPORATION
OF
UTZ BRANDS, INC.
ARTICLE I
Section 1.1.   Name. The name of the Corporation is Utz Brands, Inc. (the “Corporation”).
Article II
Section 2.1.   Address. The registered office of the Corporation in the State of Delaware is [9 E. Loockerman Street, Suite 311, Dover, Kent County, Delaware 19901]; and the name of the Corporation’s registered agent at such address is [Registered Agent Solutions, Inc.].
Article III
Section 3.1.   Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). The Corporation is being incorporated in connection with the domestication of Collier Creek Holdings, a Cayman Islands exempted company limited by shares (“Collier Creek Cayman”), to a Delaware corporation (the “Domestication”), and this Certificate of Incorporation is being filed simultaneously with the Certificate of Corporate Domestication of Collier Creek Cayman (the “Certificate of Domestication”).
Article IV
Section 4.1.   Capitalization. The total number of shares of all classes of stock that the Corporation is authorized to issue is 1,064,249,000 shares, consisting of (i) 1,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”), (ii) 1,000,000,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), (iii) 2,000,000 shares of Class B Non-Voting Common Stock, par value $0.0001 per share (“Class B Common Stock”), which shall be divided into 1,000,000 shares of Series B-1 Common Stock, par value $0.0001 per share (“Series B-1 Common Stock”) and 1,000,000 shares of Series B-2 Common Stock, par value $0.0001 per share (“Series B-2 Common Stock”) and (v) 61,249,000 shares of Class V Common Stock, par value $0.0001 per share (“Class V Common Stock” and, together with the Class A Common Stock, and the Class B Common Stock (the “Common Stock”). The number of authorized shares of any of the Class A Common Stock, Class B Common Stock, Class V Common Stock, or Preferred Stock may be increased or decreased (but not below the number of shares of such class or series then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Class A Common Stock, the Class B Common Stock, the Class V Common Stock or Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Certificate of Incorporation or any certificate of designations relating to any series of Preferred Stock. Upon the filing of the Certificate of Domestication and this Certificate of Incorporation, which shall occur on the closing date (such date, the “Closing Date”) of the transactions contemplated by that certain Business Combination Agreement, dated as of June 5, 2020, by and among Collier Creek Cayman, Utz Brands Holdings, LLC (“LLC”), Series U of UM Partners, LLC (“Series U”) and Series R of UM Partners, LLC (“Series R” and together with Series U, the “Sellers”), each share of capital stock of Collier Creek Cayman issued and outstanding immediately prior to the Closing (as defined in the Business Combination Agreement) will for all purposes be deemed to be one issued and outstanding, fully paid and nonassessable share of Class A Common Stock, without any action required on the part of the Corporation or the holders thereof; provided, however, in accordance with the terms of the Side Letter (as defined below), an aggregate 1,000,000 Founder Shares (as defined therein) shall automatically convert into Series B-1 Common Stock and an aggregate 1,000,000 Founder Shares shall automatically convert into Series B-2 Common Stock.

Section 4.2.   Preferred Stock.
(A)   The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized, subject to any limitations prescribed by the DGCL, by resolution or resolutions, at any time and from time to time, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series and to cause to be filed with the Secretary of State of the State of Delaware a certificate of designations with respect thereto. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.
(B)   Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any certificate of designations relating to such series).
Section 4.3.   Common Stock.
(A)   Voting Rights.
(1)   Except as otherwise provided in this Certificate of Incorporation or as provided by law, each holder of Class A Common Stock, as such, shall be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that to the fullest extent permitted by law, holders of Class A Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.
(2)   Except as required by law, no holder of Class B Common Stock, as such, shall be entitled to any voting rights with respect to Class B Common Stock.
(3)   Except as otherwise provided in this Certificate of Incorporation or as provided by law, each holder of record of Class V Common Stock, as such, shall be entitled to one vote for each share of Class V Common Stock held of record by such holder on all matters on which stockholders generally or holders of Class V Common Stock as a separate class are entitled to vote (whether voting separately as a class or together with one or more classes of the Corporation’s capital stock); provided, however, to the fullest extent permitted by law, holders of Class V Common Stock, as such, shall have no voting power pursuant to this Certificate of Incorporation with respect to, and shall not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.
(4)   Except as otherwise provided in this Certificate of Incorporation or required by applicable law, the holders of Common Stock having the right to vote in respect of such Common Stock shall vote together as a single class (or, if the holders of one or more series of Preferred Stock are entitled to vote together with the holders of Common Stock having the right to vote in respect of such Common Stock, as a single class with the holders of such other series of Preferred Stock) on all matters submitted to a vote of the stockholders having voting rights generally.
(B)   Dividends and Distributions.
(1)   Class A Common Stock and Class B Common Stock. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A Common Stock and Class B Common Stock with respect to the payment of dividends and other distributions in cash, stock of any corporation or property of the Corporation, the holders of Class A Common Stock and Class B Common Stock shall be entitled to receive ratably, taken together as a single class, such dividends and other distributions as may from time to time be declared by the Board in its discretion out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board in its discretion shall determine. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, the payment of any dividend or other distribution so declared with respect to the Class B Common Stock shall be contingent upon, and no dividend or other distribution shall be paid unless and until, the occurrence of a Conversion Event (as such term is defined in in that certain letter agreement, dated as of June [•], 2020, by and among the Corporation, Collier Creek Partners, LLC (the “CCH Sponsor”) and the other persons party thereto (as the same may be amended, modified or supplemented from time to time in accordance with the terms of such letter, the “Side Letter”)), if any, in respect of any such share of Class B Common Stock and, upon declaration of any dividend or other distribution, the record date for such dividend or other distribution with respect to the Class B Common Stock (but, for the avoidance of doubt, not the Class A Common Stock) shall be one day before the Conversion Date (as defined in the Side Letter), and the Board shall so set the record date upon such declaration. Such dividends or other distributions with respect to the Class B Common Stock shall be paid to the holders of the Class B Common Stock on the Conversion Date in accordance with the Side Letter.
(2)   Class V Common Stock. Dividends and other distributions shall not be declared or paid on the Class V Common Stock.
(C)   Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock or any class or series of stock having a preference over the Class A Common Stock as to distributions upon dissolution or liquidation or winding up shall be entitled, the holders of all outstanding shares of Class A Common Stock (including Class A Common Stock which converted to Class A Common Stock from Class B Common Stock in accordance with Section 4.3(D) below on or prior to the date of such liquidation, dissolution or winding up (including if a Conversion Event occurred as a result of such liquidation, dissolution or winding up)) shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such stockholder. The holders of shares of (i) Class B Common Stock (other than to the extent such liquidation, dissolution or winding up constitutes a Conversion Event, in which case such Class B Common Stock shall automatically convert to Class A Common Stock in accordance with Section 4.3(D) below and the holders of such resulting Class A Common Stock shall be treated as a holder of Class A Common Stock in accordance with this Section 4.3(C)) and (ii) Class V Common Stock, in the case of clauses (i) and (ii) as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.
(D)   Conversion of Class B Common Stock. Immediately upon any Conversion Event applicable to any shares of Class B Common Stock, such shares of Class B Common Stock shall automatically, without any further action on the part of the record holder thereof or any other person, convert into and become an equal number of shares of Class A Common Stock, which conversion shall be effective on the Conversion Date with respect to such shares of Class B Common Stock, and the holder of such share of Class B Common Stock shall become a record holder of Class A Common Stock as of such Conversion Date. Each outstanding stock certificate or book-entry credit, as applicable, that, immediately prior to such Conversion Event, represented one or more shares of Class B Common Stock shall, upon such Conversion Event, be automatically deemed to represent as of the Conversion Date an equal number of shares of Class A Common Stock, without the need for any surrender, exchange or registration thereof or any consent or notification. The Corporation, or any transfer agent of the Corporation, shall, upon the request on or after the Conversion Date of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of a Conversion Event and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class B Common Stock (if any), issue and deliver to such holder certificate(s) representing the shares of Class A Common Stock into which such holder’s shares of Class B Common Stock were converted as a result of such Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form, reflecting that such holder is a record holder of Class A Common Stock as of the Conversion Date in respect of the relevant shares of Class B Common Stock.
(E)   Cancellation of Class V Common Stock. In the event that any outstanding share of Class V Common Stock shall cease to be held directly or indirectly by a holder of a Common Unit (as defined in the Third Amended and Restated Limited Liability Company Agreement of the LLC, dated on or about the date hereof (the “LLC Agreement”), as set forth in the books and records of the LLC, such share shall automatically and without further action on the part of the Corporation or any holder of Class V Common Stock be transferred to the Corporation and cancelled for no consideration. The Corporation shall not issue additional shares of Class V Common Stock after the Closing Date other than in connection with the valid issuance of Common Units in accordance with the LLC Agreement or the vesting of any Restricted Common Units (as defined in the LLC Agreement) into Common Units upon the occurrence of an applicable Vesting Event (as defined in the LLC Agreement).
(F)   Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock an amount equal to the number of then-outstanding Common Units subject to Exchange (as defined in the LLC Agreement) and then-outstanding Restricted Common Units plus the number of then-outstanding shares of Class B Common Stock, in each case, from time to time. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class V Common Stock an amount equal to the number of then-outstanding Restricted Common Units, from time to time.
(G)   Splits. If the Corporation at any time combines or subdivides (by any stock split, stock dividend, recapitalization, reorganization, merger, amendment of this Certificate of Incorporation, scheme, arrangement or otherwise) the number of shares of Class A Common Stock into a greater or lesser number of shares, the shares of Class B Common Stock and Class V Common Stock outstanding immediately prior to such subdivision shall be proportionately similarly combined or subdivided such that the ratio of shares of outstanding Class B Common Stock and Class V Common Stock, respectively, to shares of outstanding Class A Common Stock immediately prior to such subdivision shall be maintained immediately after such combination or subdivision; provided, that (i) such actions with respect to the Class V Common Stock shall be subject to Section 4.1(d) and the last sentence of Section 3.2 of the LLC Agreement and (ii) such actions with respect to the Class B Common Stock shall be subject to the last sentence of Section 1.5 of the Side Letter. Any adjustment described in this Section 4.3(G) shall become effective at the close of business on the date the combination or subdivision becomes effective.
Article V
Section 5.1.   By-Laws. In furtherance and not in limitation of the powers conferred by the DGCL, the Board is expressly authorized to make, amend, alter, change, add to or repeal the by-laws of the Corporation (as the same may be amended from time to time, the “By-Laws”) without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote of the stockholders, in addition to any vote of the holders of any class or series of capital stock of the Corporation required herein (including any certificate of designations relating to any series of Preferred Stock), by the By-Laws or pursuant to applicable law, the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any provision of Article I, Article II or Article IV of the By-Laws of the Corporation, or to adopt any provision inconsistent therewith and, with respect to any other provision of the By-Laws of the Corporation, the affirmative vote of the holders of at least a majority of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any such provision of the By-Laws of the Corporation, or to adopt any provision inconsistent therewith.

Article VI
Section 6.1.   Board of Directors.
(A)   Except as otherwise provided in this Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board. Subject to the investor rights agreement (the “Investor Rights Agreement”) dated on or about the date hereof, by and among the Corporation, the Sellers, the CCH Sponsor and the other parties party thereto, the total number of directors constituting the whole Board shall be determined from time to time by resolution adopted by the Board. Subject to the Investor Rights Agreement, the directors (other than those directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the Closing Date, Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the Closing Date and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the Closing Date. At each annual meeting following the Closing Date, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove, or shorten the term of, any incumbent director. Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her earlier death, resignation, retirement, disqualification or removal from office. The Board is authorized to assign members of the Board already in office to their respective class in accordance with the Investor Rights Agreement.
(B)   Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding and the rights granted pursuant to the Investor Rights Agreement, any newly-created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.
(C)   Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the By-Laws. Subject to the terms of the Investor Rights Agreement, any or all of the directors (other than the directors elected by the holders of any series of Preferred Stock of the Corporation, voting separately as a series or together with one or more other such series, as the case may be) may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Subject to the terms and conditions of the Investor Rights Agreement, in case the Board or any one or more directors should be so removed, new directors may be elected pursuant to Section 6.1(B).
(D)   Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) applicable thereto. Notwithstanding Section 6.1(A), the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to Section 6.1(A) hereof, and the total number of directors constituting the whole Board shall be automatically adjusted accordingly.

(E)   Directors of the Corporation need not be elected by written ballot unless the By-Laws shall so provide.
Article VII
Section 7.1.   Meetings of Stockholders. Any action required or permitted to be taken by the holders of stock of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders unless such action is recommended or approved by all directors of the Corporation then in office; provided, however, that any action required or permitted to be taken by the holders of Class V Common Stock , voting separately as a class, or, to the extent expressly permitted by the certificate of designations relating to one or more series of Preferred Stock, by the holders of such series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board, the Chairman of the Board or the Chief Executive Officer of the Corporation or as otherwise provided in the By-Laws.
Article VIII
Section 8.1.   Limited Liability of Directors. To the fullest extent permitted by law, no director of the Corporation will have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Neither the amendment nor the repeal of this Article VIII shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing prior to such amendment or repeal.
Article IX
Section 9.1.   DGCL Section 203 and Business Combinations.
(A)   The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.
(B)   Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”), with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:
(1)   prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or
(2)   upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or
(3)   at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.
(C)   For purposes of this Article IX, references to:
(1)   ”Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.
(2)   ”associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
(3)   “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:
a.   any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (i) with the interested stockholder, or (ii) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 9.1(B) of this Article IX is not applicable to the surviving entity;
b.   any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;
c.   any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection (c) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);
d.   any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or
e.   any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges,

or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.
(4)   “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing Section 9.1(B) of Article IX, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.
(5)   “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the Affiliates and associates of such person; but “interested stockholder” shall not include (x) any Stockholder Party, any Stockholder Party Direct Transferee, any Stockholder Party Indirect Transferee or any of their respective Affiliates or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, provided that a majority of the aggregate shares of voting stock of the Corporation owned by such group immediately prior to the business combination or the transaction which resulted in the stockholder becoming an interested stockholder were owned (without giving effect to beneficial ownership attributed to such person pursuant to Section 13(d)(3) of the Exchange Act or Rule 13d-5 of the Exchange Act) by one or more Stockholder Parties, Stockholder Party Direct Transferees, or Stockholder Party Indirect Transferees, or (y) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (y) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.
(6)   “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:
a.   beneficially owns such stock, directly or indirectly; or
b.   has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or
c.   has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection

(b) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.
(7)   “person” means any individual, corporation, partnership, unincorporated association or other entity.
(8)   “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.
(9)   “Stockholder Parties” means the Holders (as defined in the Investor Rights Agreement). The term “Stockholder Party” shall have a correlative meaning to “Stockholder Parties.”
(10)   “Stockholder Party Direct Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party or any of its successors or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act, beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.
(11)   “Stockholder Party Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party Direct Transferee or any other Stockholder Party Indirect Transferee, beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.
(12)   “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentages of the votes of such voting stock.
Article X
Section 10.1.   Competition and Corporate Opportunities.
(A)   In recognition and anticipation that members of the Board who are not employees of the Corporation (“Non-Employee Directors”) and their respective Affiliates and Affiliated Entities (each, as defined below) may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article X are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.
(B)   No Non-Employee Director or his or her Affiliates or Affiliated Entities (the Persons (as defined below) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 10.1(C) of this Article X. Subject to Section 10.1(C) of this Article X, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person.
(C)   The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director if such opportunity is expressly offered or presented to, or acquired or developed by, such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 10.1(B) of this Article X shall not apply to any such corporate opportunity.
(D)   In addition to and notwithstanding the foregoing provisions of this Article X, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation, (iii) is one in which the Corporation has no interest or reasonable expectancy, or (iv) is one presented to any account for the benefit of a member of the Board or such member’s Affiliate over which such member of the Board has no direct or indirect influence or control, including, but not limited to, a blind trust.
(E)   For purposes of this Article X, (i) “Affiliate” shall mean (a) in respect of a member of the Board, any Person that, directly or indirectly, is controlled by such member of the Board (other than the Corporation and any entity that is controlled by the Corporation) and (b) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; (ii) “Affiliated Entity” shall mean (x) any Person of which a Non-Employee Director serves as an officer, director, employee, agent or other representative (other than the Corporation and any entity that is controlled by the Corporation), (y) any direct or indirect partner, stockholder, member, manager or other representative of such Person or (z) any Affiliate of any of the foregoing; and (iii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.
(F)   To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.
(G)   Any alteration, amendment, addition to or repeal of this Article X shall require the affirmative vote of at least 80% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Neither the alteration, amendment, addition to or repeal of this Article X, nor the adoption of any provision of this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) inconsistent with this Article X, shall eliminate or reduce the effect of this Article X in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article X, would accrue or arise, prior to such alteration, amendment, addition, repeal or adoption. This Article X shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Certificate of Incorporation, the By-Laws or applicable law.
Article XI
Section 11.1.   Severability. If any provision of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.
Article XII
Section 12.1.   Forum. Unless the Corporation consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against the Corporation or any current or former director, officer, other employee, agent or stockholder of the Corporation (a) arising pursuant to any provision of the DGCL, this Certificate of Incorporation (as it may be amended or restated) or the By-Laws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery or (iv) any action asserting a claim against the Corporation or any current or former director, officer, other employee, agent or stockholder of the Corporation governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (iv), to the fullest extent permitted by law, be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act of 1933, as amended, as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Notwithstanding the foregoing, the provisions of this Article XII will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.
Article XIII
Section 13.1.   Amendments. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by law, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class: Article V, Article VI, Article VII, Article VIII, Article IX, Article XII and this Article XIII. Except as expressly provided in the foregoing sentence and the remainder of this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock), this Certificate of Incorporation may be amended by the affirmative vote of the holders of at least a majority of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
Article XIV
Section 14.1.   Incorporator. The name and mailing address of the incorporator of the Corporation is as follows:
Name	Address
Jason K. Giordano	c/o CC Capital Partners
200 Park Avenue, 58th Floor
New York, NY 10166
* * *

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed, signed and acknowledged this Certificate of Incorporation as of this     day of                  , 2020.

Jason K. Giordano
Incorporator

Annex B
FORM OF PROPOSED BYLAWS
OF
UTZ BRANDS, INC.
ARTICLE I.
STOCKHOLDERS
Section 1.   The annual meeting of the stockholders of Utz Brands, Inc. (the “Corporation”) for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting shall be held on such date, and at such time and place, if any, within or without the State of Delaware, or by means of remote communications pursuant to paragraph (C)(2) of Section 12, as may be designated from time to time by the Board of Directors of the Corporation (the “Board”). The Corporation may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled.
Section 2.   Except as otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”) or the certificate of incorporation of the Corporation (the “Certificate of Incorporation”), and subject to the rights of the holders of any class or series of Preferred Stock (as defined in the Certificate of Incorporation), special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board, the Chairman of the Board or the Chief Executive Officer of the Corporation. Special meetings may be held either at a place, within or without the State of Delaware, or by means of remote communications pursuant to paragraph (C)(2) of Section 12 as the Board may determine.
Section 3.   Except as otherwise provided by the DGCL, the Certificate of Incorporation or these By-Laws, notice of the date, time, place (if any), the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes of the meeting of stockholders shall be given not more than sixty (60), nor less than ten (10), days previous thereto (unless a different time is specified by law), to each stockholder entitled to vote at the meeting as of the record date for determining stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may be given by electronic transmission in the manner provided in Section 232 of the DGCL.
Section 4.   The holders of a majority in voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided herein, by applicable law or by the Certificate of Incorporation; but if at any meeting of stockholders there shall be less than a quorum present, the chairman of the meeting or, by a majority in voting power thereof, the stockholders present (either in person or by proxy) may, to the extent permitted by law, adjourn the meeting from time to time without further notice other than announcement at the meeting of the date, time and place, if any, and the means of remote communication, if any, by which stockholders may be deemed present in person and vote at such adjourned meeting, until a quorum shall be present or represented. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required, a majority in voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. At any adjourned meeting at which a quorum shall be present or represented by proxy, any business may be transacted which might have been transacted at the original meeting. Notice need not be given of any adjourned meeting if the time, date and place, if any, and the means of remote communication, if any, by which stockholders may be deemed present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the

Board shall fix a new record date for notice of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date for notice of such adjourned meeting.
Section 5.   The Chairman of the Board, or in the absence of the Chairman of the Board or at the Chairman of the Board’s direction, the Chief Executive Officer, or in the Chief Executive Officer’s absence or at the Chief Executive Officer’s direction, any officer of the Corporation shall call all meetings of the stockholders to order and shall act as chairman of any such meetings. The Secretary of the Corporation or, in such officer’s absence, an Assistant Secretary, shall act as secretary of the meeting. If neither the Secretary nor an Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Unless otherwise determined by the Board prior to the meeting, the chairman of the meeting shall determine the order of business and shall have the authority in his or her discretion to regulate the conduct of any such meeting, including, without limitation, convening the meeting and adjourning the meeting (whether or not a quorum is present), announcing the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote, imposing restrictions on the persons (other than stockholders of record of the Corporation or their duly appointed proxies) who may attend any such meeting, establishing procedures for the transaction of business at the meeting (including the dismissal of business not properly presented), maintaining order at the meeting and safety of those present, restricting entry to the meeting after the time fixed for commencement thereof and limiting the circumstances in which any person may make a statement or ask questions at any meeting of stockholders. Unless and to the extent determined by the Board or the chairman over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
Section 6.   At all meetings of stockholders, any stockholder entitled to vote thereat shall be entitled to vote in person or by proxy, subject to applicable law. Without limiting the manner in which a stockholder may authorize another person or persons to act for the stockholder as proxy pursuant to the DGCL, the following shall constitute a valid means by which a stockholder may grant such authority: (1) a stockholder may execute a writing authorizing another person or persons to act for the stockholder as proxy, and execution of the writing may be accomplished by the stockholder or the stockholder’s authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature; or (2) a stockholder may authorize another person or persons to act for the stockholder as proxy by transmitting or authorizing by means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such means of electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. If it is determined that such electronic transmissions are valid, the inspector or inspectors of stockholder votes or, if there are no such inspectors, such other persons making that determination shall specify the information upon which they relied.
A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.
Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to the preceding paragraphs of this Section 6 (including any electronic transmission) may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.
Proxies shall be filed with the secretary of the meeting prior to or at the commencement of the meeting to which they relate.
Section 7.   When a quorum is present at any meeting, the vote of the holders of a majority of the votes cast shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Certificate of Incorporation, these By-Laws or the DGCL a different vote is required, in which case such express provision shall govern and control the decision of such question. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required and a quorum is present, the affirmative vote of a majority of the votes cast by shares of such class or series or classes or series shall be the act of such class or series or classes or series, unless the question is one upon which by express provision of the Certificate of Incorporation, these By-Laws or the DGCL a different vote is required, in which case such express provision shall govern and control the decision of such question.
Section 8.   (A)   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
(B)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change or conversion or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
Section 9.   At any time when action by one or more classes or series of stockholders of the Corporation is permitted to be taken by written consent pursuant to the terms and limitations set forth in the Certificate of Incorporation, the provisions of this section shall apply. All consents properly delivered in accordance with the Certificate of Incorporation and the DGCL shall be deemed to be recorded when so delivered. No written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation as required by the DGCL, written consents signed by the holders of a sufficient number of shares to take such corporate action are so delivered to the Corporation in accordance with the applicable provisions of the DGCL. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided in the applicable provisions of the DGCL. Any action taken pursuant to such written consent or consents of the stockholders shall have the same force and effect as if taken by the stockholders at a meeting thereof. In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by the DGCL, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by the DGCL, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.
Section 10.   The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.
Section 11.   The Board, in advance of all meetings of the stockholders, shall appoint one or more inspectors of stockholder votes, who may be employees or agents of the Corporation or stockholders or their proxies, but who shall not be directors of the Corporation or candidates for election as directors. In the event that the Board fails to so appoint one or more inspectors of stockholder votes or, in the event that one or more inspectors of stockholder votes previously designated by the Board fails to appear or act at the meeting of stockholders, the chairman of the meeting may appoint one or more inspectors of stockholder votes to fill such vacancy or vacancies. Inspectors of stockholder votes appointed to act at any meeting of the stockholders, before entering upon the discharge of their duties, shall take and sign an oath to faithfully execute the duties of inspector of stockholder votes with strict impartiality and according to the best of their ability and the oath so taken shall be subscribed by them. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law.
Section 12.
(A)   Annual Meetings of Stockholders.
(1)   Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) as provided in the Investor Rights Agreement (as defined in the Certificate of Incorporation), (b) pursuant to the Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to Article I, Section 3 of these By-Laws, (c) by or at the direction of the Board or any authorized committee thereof or (d) by any stockholder of the Corporation who is entitled to vote on such election or such other business at the meeting, who has complied with the notice procedures set forth in subparagraphs (2) and (3) of this paragraph (A) of this Section 12 and who was a stockholder of record at the time such notice was delivered to the Secretary of the Corporation.

(2)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to Article I, Section 12(A)(1)(d) of these By-laws, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation (even if such matter is already the subject of any notice to the stockholders or a public announcement from the Board), and, in the case of business other than nominations of persons for election to the Board, such other business must be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is scheduled for more than thirty (30) days before, or more than seventy (70) days following, such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not later than the tenth day following the day on which public announcement of the date of such meeting is first made. For purposes of the application of Rule 14a-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor provision), the date for notice specified in this paragraph (A)(2) shall be the earlier of the date calculated as hereinbefore provided or the date specified in paragraph (c)(1) of Rule 14a-4. For purposes of the first annual meeting of stockholders following the adoption of these By-Laws, the date of the preceding year’s annual meeting shall be deemed to be [•] of the preceding calendar year.
Such stockholder’s notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these By-Laws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act), if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books and records, and of such beneficial owner, (ii) the class or series and number of shares of capital stock of the Corporation which are owned directly or indirectly, beneficially and of record by such stockholder and such beneficial owner, (iii) a representation that the stockholder is a holder of record of the stock of the Corporation at the time of the giving of the notice, will be entitled to vote at such meeting and will appear in person or by proxy at the meeting to propose such business or nomination, (iv) a representation whether the stockholder or the beneficial owner, if any, will be or is part of a group which will (A) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (B) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination, (v) a certification regarding whether such stockholder and beneficial owner, if any, have complied with all applicable federal, state and other legal requirements in connection with the stockholder’s and/or beneficial owner’s acquisition of shares of capital stock or other securities of the Corporation and/or the stockholder’s and/or beneficial owner’s acts or omissions as a stockholder of the Corporation and (vi) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder; (d) a description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares of any class or series of stock of the Corporation between or among the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, any of their respective affiliates or associates and/or any others acting in concert with any of the foregoing (collectively, “proponent persons”); and (e) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) the intent or effect of which may be (i) to transfer to or from any proponent person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation, (ii) to increase or decrease the voting power of any proponent person with respect to shares of any class or series of stock of the Corporation and/or (iii) to provide any proponent person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of the Corporation. A stockholder providing notice of a proposed nomination for election to the Board or other business proposed to be brought before a meeting (whether given pursuant to this paragraph (A)(2) or paragraph (B) of this Section 12) shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct as of the record date for determining the stockholders entitled to notice of the meeting and as of the date that is fifteen (15) days prior to the meeting or any adjournment or postponement thereof, provided that if the record date for determining the stockholders entitled to vote at the meeting is less than fifteen (15) days prior to the meeting or any adjournment or postponement thereof, the information shall be supplemented and updated as of such later date. Any such update and supplement shall be delivered in writing to the Secretary at the principal executive offices of the Corporation not later than five (5) days after the record date for determining the stockholders entitled to notice of the meeting (in the case of any update or supplement required to be made as of the record date for determining the stockholders entitled to notice of the meeting), not later than ten (10) days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of fifteen (15) days prior to the meeting or any adjournment or postponement thereof) and not later than five (5) days after the record date for determining the stockholders entitled to vote at the meeting, but no later than the date prior to the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of a date less than fifteen (15) days prior the date of the meeting or any adjournment or postponement thereof). The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation and to determine the independence of such director under the Exchange Act and rules and regulations thereunder and applicable stock exchange rules.
The foregoing notice requirements of this paragraph (A)(2) of Section 12 shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Exchange Act, and such stockholder has complied with the requirements of such Rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. Nothing in this paragraph (A)(2), Section 12 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
(3)   Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 12 to the contrary, in the event that the number of directors to be elected to the Board is increased, effective after the time period for which nominations would otherwise be due under paragraph (A)(2) of this Section 12, and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Corporation at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 12 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which a public announcement of such increase is first made by the Corporation.

(B)   Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting pursuant to Article I, Section 3 of these By-Laws. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (a) by or at the direction of the Board or a committee thereof or (b) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is entitled to vote on such election at the meeting, who has complied with the notice procedures set forth in this Section 12 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting if the stockholder’s notice as required by paragraph (A)(2) of this Section 12 is delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.
(C)   General.   (1)   Only persons who are nominated in accordance with the procedures set forth in this Section 12 shall be eligible to be elected to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 12. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 12 and, if any proposed nomination or business is not in compliance with this Section 12, to declare that such defective nomination shall be disregarded or that such proposed business shall not be transacted.
Notwithstanding the foregoing provisions of this Section 12, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 12, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.
(2)   If authorized by the Board in its sole discretion, and subject to such rules, regulations and procedures as the Board may adopt, stockholders of the Corporation and proxyholders not physically present at a meeting of stockholders of the Corporation may, by means of remote communication participate in a meeting of stockholders of the Corporation and be deemed present in person and vote at a meeting of stockholders of the Corporation whether such meeting is to be held at a designated place or solely by means of remote communication; provided, however, that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder of the Corporation or proxyholder; (ii) the Corporation shall implement reasonable measures to provide such stockholders of the Corporation and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders of the Corporation, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (iii) if any stockholder of the Corporation or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.
(3)   For purposes of this Section 12, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, in a document publicly filed or furnished by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act or otherwise disseminated in a manner constituting “public disclosure” under Regulation FD promulgated by the Securities and Exchange Commission.
(4)   No adjournment or postponement or notice of adjournment or postponement of any meeting shall be deemed to constitute a new notice (or extend any notice time period) of such meeting for purposes of this Section 12, and in order for any notification required to be delivered by a stockholder pursuant to this Section 12 to be timely, such notification must be delivered within the periods set forth above with respect to the originally scheduled meeting.
(5)   Notwithstanding the foregoing provisions of this Section 12, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 12; provided, however, that, to the fullest extent permitted by law, any references in these By-Laws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 12 (including paragraphs (A)(1)(d) and (B) hereof), and compliance with paragraphs (A)(1)(d) and (B) of this Section 12 shall be the exclusive means for a stockholder to make nominations or submit other business. Nothing in this Section 12 shall apply to the right, if any, of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.
Notwithstanding anything to the contrary contained herein, for as long as the Investor Rights Agreement (as defined in the Certificate of Incorporation) remains in effect with respect to the Stockholder Parties (as defined in the Certificate of Incorporation), the Stockholder Parties (to the extent then subject to the Investor Rights Agreement) shall not be subject to the notice procedures set forth in paragraphs (A)(2), (A)(3) or (B) of this Section 12 with respect to any annual or special meeting of stockholders to the extent necessary to effect the transactions and rights set forth in the Investor Rights Agreement.
ARTICLE II.
BOARD OF DIRECTORS
Section 1.   The Board shall consist, subject to the Certificate of Incorporation and the Investor Rights Agreement, of such number of directors as shall from time to time be fixed exclusively by resolution adopted by the Board. Directors shall (except as hereinafter provided for the filling of vacancies and newly created directorships and except as otherwise expressly provided in the Certificate of Incorporation) be elected by the holders of a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of such directors in accordance with the terms of the Certificate of Incorporation and the Investor Rights Agreement, as applicable. A majority of the total number of directors then in office shall constitute a quorum for the transaction of business. Except as otherwise provided by law, these By-Laws, by the Certificate of Incorporation or by the Investor Rights Agreement, the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board. Directors need not be stockholders.
Section 2.   Subject to the Certificate of Incorporation and the Investor Rights Agreement, unless otherwise required by the DGCL or Article II, Section 4 of these By-Laws, any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board (whether by death, resignation, removal, retirement, disqualification or otherwise) shall be filled only by a majority of the directors then in office, although less than a quorum, by any authorized committee of the Board or by a sole remaining director.
Section 3.   Meetings of the Board shall be held at such place, if any, within or without the State of Delaware as may from time to time be fixed by resolution of the Board or as may be specified in the notice of any meeting. Regular meetings of the Board shall be held at such times as may from time to time be fixed by resolution of the Board and special meetings may be held at any time upon the call of the Chairman of the Board, the Chief Executive Officer, or by a majority of the total number of directors then in office, by written notice, including facsimile, e-mail or other means of electronic transmission, duly served on or sent and delivered to each director in accordance with Article X, Section 2. Notice of each special meeting of the Board shall be given, as provided in Article X, Section 2, to each director (i) at least twenty-four (24) hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two (2) days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five (5) days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. The notice of any meeting need not specify the purposes thereof. A meeting of the Board may be held without notice immediately after the annual meeting of stockholders at the same place, if any, at which such meeting is held. Notice need not be given of regular meetings of the Board held at times fixed by resolution of the Board. Notice of any meeting need not be given to any director who shall attend such meeting (except when the director attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in writing (including by electronic transmission).
Section 4.   Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, and other features of such directorships shall be governed by the terms of the Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) applicable thereto. The number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the total number of directors fixed by the Board pursuant to the Certificate of Incorporation and these By-Laws. Except as otherwise expressly provided in the terms of such series, the number of directors that may be so elected by the holders of any such series of stock shall be elected for terms expiring at the next annual meeting of stockholders, and vacancies among directors so elected by the separate vote of the holders of any such series of Preferred Stock shall be filled by the affirmative vote of a majority of the remaining directors elected by such series, or, if there are no such remaining directors, by the holders of such series in the same manner in which such series initially elected a director.
Section 5.   The Board may from time to time establish one or more committees of the Board to serve at the pleasure of the Board, which shall be comprised of such members of the Board, subject to the Investor Rights Agreement, and have such duties as the Board shall from time to time determine. Any director may belong to any number of committees of the Board. Subject to the Certificate of Incorporation and the Investor Rights Agreement, the Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member, subject to the Investor Rights Agreement. Subject to the Certificate of Incorporation and the Investor Rights Agreement, unless otherwise provided in the Certificate of Incorporation, these By-Laws or the resolution of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and may delegate to a subcommittee any or all of the powers and authority of the committee.
Section 6.   Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing (including by electronic transmission), and the writing or writings (including any electronic transmission or transmissions) are filed with the minutes of proceedings of the Board.
Section 7.   The members of the Board or any committee thereof may participate in a meeting of such Board or committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at such a meeting.

Section 8.   The Board may establish policies for the compensation of directors and for the reimbursement of the expenses of directors, in each case, in connection with services provided by directors to the Corporation.
ARTICLE III.
OFFICERS
Section 1.   The Board shall elect officers of the Corporation, including a Chief Executive Officer, a President and a Secretary. The Board may also from time to time elect such other officers as it may deem proper or may delegate to any elected officer of the Corporation the power to appoint and remove any such other officers and to prescribe their respective terms of office, authorities and duties. Any Vice President may be designated Executive, Senior or Corporate, or may be given such other designation or combination of designations as the Board or the Chief Executive Officer may determine. Any two or more offices may be held by the same person. The Board may also elect or appoint a Chairman of the Board, who may or may not also be an officer of the Corporation. The Board may elect or appoint co-Chairmen of the Board, co-Presidents or co-Chief Executive Officers and, in such case, references in these By-Laws to the Chairman of the Board, the President or the Chief Executive Officer shall refer to either such co-Chairman of the Board, co-President or co-Chief Executive Officer, as the case may be.
Section 2.   All officers of the Corporation elected by the Board shall hold office for such terms as may be determined by the Board or, except with respect to his or her own office, the Chief Executive Officer, or until their respective successors are chosen and qualified or until his or her earlier resignation or removal. Any officer may be removed from office at any time either with or without cause by the Board, or, in the case of appointed officers, by the Chief Executive Officer or any elected officer upon whom such power of removal shall have been conferred by the Board.
Section 3.   Each of the officers of the Corporation elected by the Board or appointed by an officer in accordance with these By-Laws shall have the powers and duties prescribed by law, by these By-Laws or by the Board and, in the case of appointed officers, the powers and duties prescribed by the appointing officer, and, unless otherwise prescribed by these By-Laws or by the Board or such appointing officer, shall have such further powers and duties as ordinarily pertain to that office.
Section 4.   Unless otherwise provided in these By-Laws, in the absence or disability of any officer of the Corporation, the Board or the Chief Executive Officer may, during such period, delegate such officer’s powers and duties to any other officer or to any director and the person to whom such powers and duties are delegated shall, for the time being, hold such office.
ARTICLE IV.
INDEMNIFICATION AND ADVANCEMENT OF EXPENSES
Section 1.   Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative or any other type whatsoever (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; except as provided in Section 3 of this Article IV with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.
Section 2.   In addition to the right to indemnification conferred in Section 1 of this Article IV, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article IV (which shall be governed by Section 3 of this Article IV) (hereinafter an “advancement of expenses”); provided, however, that, if (x) the DGCL requires or (y) in the case of an advance made in a proceeding brought to establish or enforce a right to indemnification or advancement, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made solely upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined after final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to indemnification under this Article IV or otherwise.
Section 3.   If a claim under Section 1 or 2 of this Article IV is not paid in full by the Corporation within (i) sixty (60) days after a written claim for indemnification has been received by the Corporation or (ii) twenty (20) days after a claim for an advancement of expenses has been received by the Corporation, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim or to obtain advancement of expenses, as applicable. To the fullest extent permitted by law, if the indemnitee is successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense of the Corporation that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article IV or otherwise shall be on the Corporation.
Section 4.
(A)   The provision of indemnification to or the advancement of expenses and costs to any indemnitee under this Article IV, or the entitlement of any indemnitee to indemnification or advancement of expenses and costs under this Article IV, shall not limit or restrict in any way the power of the Corporation to indemnify or advance expenses and costs to such indemnitee in any other way permitted by law or be deemed exclusive of, or invalidate, any right to which any indemnitee seeking indemnification or advancement of expenses and costs may be entitled under any law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such indemnitee’s capacity as an officer, director, employee or agent of the Corporation and as to action in any other capacity.
(B)   Given that certain jointly indemnifiable claims (as defined below) may arise due to the service of the indemnitee as a director and/or officer of the Corporation or as a director, officer,

employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise at the request of the indemnitee-related entities (as defined below), the Corporation shall be fully and primarily responsible for the payment to the indemnitee in respect of indemnification or advancement of expenses in connection with any such jointly indemnifiable claims, pursuant to and in accordance with the terms of this Article IV, irrespective of any right of recovery the indemnitee may have from the indemnitee-related entities. Under no circumstance shall the Corporation be entitled to any right of subrogation against or contribution by the indemnitee-related entities and no right of advancement, indemnification or recovery the indemnitee may have from the indemnitee-related entities shall reduce or otherwise alter the rights of the indemnitee or the obligations of the Corporation under this Article IV. In the event that any of the indemnitee-related entities shall make any payment to the indemnitee in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, the indemnitee-related entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee against the Corporation, and the indemnitee shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the indemnitee-related entities effectively to bring suit to enforce such rights. Each of the indemnitee-related entities shall be third-party beneficiaries with respect to this Section 4(B) of Article IV, entitled to enforce this Section 4(B) of Article IV.
For purposes of this Section 4(B) of Article IV, the following terms shall have the following meanings:
(1)   The term “indemnitee-related entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Corporation or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise for which the indemnitee has agreed, on behalf of the Corporation or at the Corporation’s request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described herein) from whom an indemnitee may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation.
(2)   The term “jointly indemnifiable claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which the indemnitee shall be entitled to indemnification or advancement of expenses from both the indemnitee-related entities and the Corporation pursuant to applicable law, any agreement, certificate of incorporation, by-laws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or the indemnitee-related entities, as applicable.
Section 5.   The rights conferred upon indemnitees in this Article IV shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article IV that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.
Section 6.   The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Section 7.   The Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article IV with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.
ARTICLE V.
CORPORATE BOOKS
The books of the Corporation may be kept inside or outside of the State of Delaware at such place or places as the Board may from time to time determine.

ARTICLE VI.
CHECKS, NOTES, PROXIES, ETC.
All checks and drafts on the Corporation’s bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such officer or officers or agent or agents as shall be authorized from time to time by the Board or such officer or officers who may be delegated such authority. Proxies to vote and consents with respect to securities of other corporations or other entities owned by or standing in the name of the Corporation may be executed and delivered from time to time on behalf of the Corporation by the Chairman of the Board, the Chief Executive Officer, or by such officers as the Chairman of the Board, Chief Executive Officer or the Board may from time to time determine.
ARTICLE VII.
SHARES AND OTHER SECURITIES OF THE CORPORATION
Section 1.   Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.
Section 2.   Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by any two authorized officers of the Corporation, which authorized officers shall include, without limitation, the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Secretary or any Assistant Secretary of the Corporation. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.
Section 3.   Lost, Destroyed or Wrongfully Taken Certificates.
(A)   If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.
(B)   If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall, to the fullest extent permitted by law, be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.
Section 4.   Transfer of Stock.
(A)   Transfers of record of shares of stock of the Corporation shall be made only upon the books administered by or on behalf of the Corporation and only upon proper transfer instructions, including by Electronic Transmission, pursuant to the direction of the registered holder thereof, such person’s attorney lawfully constituted in writing, or from an individual presenting proper evidence of succession, assignment or authority to transfer the shares of stock; or, in the case of stock represented by certificate(s) upon delivery of a properly endorsed certificate(s) for a like number of shares or accompanied by a duly executed stock transfer power.
(B)   The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.
Section 5.   Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.
Section 6.   Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.
ARTICLE VIII.
FISCAL YEAR
The fiscal year of the Corporation shall end on the Sunday that is closest to December 31, unless otherwise determined by resolution of the Board.
ARTICLE IX.
CORPORATE SEAL
The corporate seal shall have inscribed thereon the name of the Corporation. In lieu of the corporate seal, when so authorized by the Board or a duly empowered committee thereof, a facsimile thereof may be impressed or affixed or reproduced.
ARTICLE X.
GENERAL PROVISIONS
Section 1.   Whenever notice is required to be given by law or under any provision of the Certificate of Incorporation or these By-Laws, notice of any meeting need not be given to any person who shall attend such meeting (except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in writing (including by electronic transmission).
Section 2.   Means of Giving Notice. Except as otherwise set forth in any applicable law or any provision of the Certificate of Incorporation or these By-Laws, notice of any meeting shall be given by the following means:
(A)   Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these By-Laws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.
(B)   Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.
(C)   Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these By-Laws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.
(D)   Exceptions to Notice Requirements.
(1)   Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these By-Laws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.
(2)   Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these By-Laws, to any stockholder to whom (x) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (y) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230 (b) of the DGCL. The exception in subsection (x) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.
Section 3.   Section headings in these By-Laws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.
Section 4.   In the event that any provision of these By-Laws is or becomes inconsistent with any provision of the Certificate of Incorporation or the DGCL, the provision of these By-laws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE XI.
AMENDMENTS
These By-Laws may be made, amended, altered, changed, added to or repealed as set forth in the Certificate of Incorporation.

ANNEX C
BUSINESS COMBINATION AGREEMENT
This Business Combination Agreement (this “Agreement”) is made and entered into as of June 5, 2020 (the “Effective Date”), by and among (i) Collier Creek Holdings, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation on or before Closing in accordance with the terms of this Agreement, the “Buyer”), (ii) Utz Brands Holdings, LLC, a Delaware limited liability company (the “Company”), (iii) Series U of UM Partners, LLC, a series of a Delaware limited liability company (“Series U”) and (iv) Series R of UM Partners, LLC, a series of a Delaware limited liability company (“Series R” and, collectively with Series U, “Sellers”). Each of the Buyer and the Company and each Seller is also referred to herein as a “Party” and, collectively, as the “Parties.”
RECITALS
A.   WHEREAS, as of the Effective Date, Series U is the record and beneficial owner of eighty-five percent (85%) of the Company Interests and Series R is the record and beneficial owner of the remaining fifteen percent (15%) of the Company Interests, such that together Sellers hold all of the issued and outstanding Company Interests.
B.   WHEREAS, prior to the Effective Date, the Buyer has entered into forward purchase agreements with each of the Sponsor and the Buyer’s independent directors (the “Forward Purchase Agreements”), for an aggregate investment of thirty-five million dollars ($35,000,000) by the Sponsor and the Buyer’s independent directors in exchange for the Forward Purchase Securities, which investment shall close immediately prior to the Closing, in accordance with the terms of the Forward Purchase Agreements.
C.   WHEREAS, immediately prior to the Closing, on the Closing Date, (a) the Buyer will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and de-register as a Cayman Islands exempted company in accordance with Section 206 of the Cayman Islands Companies Law (2020 Revision), (b) pursuant to such domestication, (i) the Buyer Certificate of Incorporation in the form attached hereto as Exhibit A (the “Buyer Certificate of Incorporation”) will be adopted and (ii) the Buyer Bylaws in the form attached hereto as Exhibit B will be adopted by the Buyer Board that is in existence immediately following such domestication, and (c) pursuant to such domestication, the Buyer will obtain a certificate of de-registration from the Registrar of Companies of the Cayman Islands, and will complete and make all filings required to be made with the SEC and the Stock Exchange to list the Buyer Class A Common Stock on the Stock Exchange (the foregoing clauses (a), (b) and (c) shall collectively be referred to as the “Domestication”).
D.   WHEREAS, pursuant to the Domestication, the Buyer will change its name from “Collier Creek Holdings” to “Utz Brands, Inc.” (the “Name Change”).
E.   WHEREAS, simultaneously with the Closing, Sellers shall amend and restate the Company’s LLCA in the form attached hereto as Exhibit C (the “Company A&R LLCA”) to, among other things, increase the capitalization of the Company to permit the issuance and ownership of the Equity Interests in the Company set forth in this Agreement and the Company A&R LLCA (collectively, all the Equity Interests in the Company to be issued as of the Closing pursuant to the Company A&R LLCA, the “Company Units”), amend and restate the rights and preferences of the Company Interests and set forth the rights and preferences of the Company Units, and establish the ownership of the Company Units by the Persons indicated in the Company A&R LLCA, in each case, as set forth in the Company A&R LLCA.
F.   WHEREAS, simultaneously with the Closing, Sellers and the Buyer will enter into a Tax Receivable Agreement in the form attached hereto as Exhibit D (the “Tax Receivable Agreement”).
G.   WHEREAS, simultaneously with the Closing, (a) Sellers, the Sponsor, the Buyer and the other parties thereto will enter into an Investor Rights Agreement in the form attached hereto as Exhibit E (the “Investor Rights Agreement”), and (b) Sellers, the Sponsor, the Buyer and the other parties thereto will enter into a Standstill Agreement in the form attached hereto as Exhibit N (the “Standstill Agreement”).

H.   WHEREAS, effective as of immediately following the Closing, the Buyer Board that is in existence immediately following the Closing, by unanimous written action of such Buyer Board executed simultaneously with the Closing, will adopt both the Dividend Policy in the form attached hereto as Exhibit F (the “Pubco Dividend Policy”) and the Distribution Policy of the Company in the form attached hereto as Exhibit G (the “Company Distribution Policy”).
I.   WHEREAS, the Buyer, the Sponsor and the other parties thereto entered into a side letter, in a form acceptable to the Sellers, delivered to Sellers simultaneously with the execution of this Agreement (the “Sponsor Side Letter”) pursuant to which the holders of Buyer Class B Ordinary Shares agree to receive two million (2,000,000) shares of Buyer Class B Common Stock in exchange for two million (2,000,000) Buyer Class B Ordinary Shares upon consummation of the transactions contemplated by this Agreement on a pro rata basis among such holders (the “Restricted Sponsor Shares”) in accordance with the terms and conditions set forth in the Sponsor Side Letter.
J.   WHEREAS, simultaneously with the execution of this Agreement, the Buyer, the Sellers and BSOF SN, LLC (“BSOF”) entered into a purchase agreement (the “BSOF Purchase Agreement”) pursuant to which, simultaneously with and subject to the Closing, the Buyer will purchase all of the preferred equity interests held by BSOF (the “BSOF Preferred Interests”) in Sellers (the “BSOF Preferred Equity Purchase”) and all of the common equity interests held by BSOF (the “BSOF Common Interests”) in the Sellers (the “BSOF Common Equity Purchase”) in exchange for the consideration set forth in the BSOF Purchase Agreement (the “BSOF Consideration”).
K.   WHEREAS, simultaneously with the Closing, Sellers and the Buyer will enter into a Redemption Agreement in the form attached hereto as Exhibit H (the “Redemption Agreement”), pursuant to which the Sellers will redeem the BSOF Common Interests and BSOF Preferred Interests purchased by the Buyer pursuant to the BSOF Purchase Agreement in exchange for the Exchanged Company Units (the “Redemption”).
L.   WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Buyer wishes to acquire the Acquired Company Units and Acquired Restricted Company Units as follows:
a.   18,189,708.43 Acquired Company Units and 634,063.91 Acquired Restricted Company Units received from the Sellers pursuant to the Redemption (collectively, the “Exchanged Company Units”) in exchange for the redemption of the BSOF Common Interests and BSOF Preferred Interests purchased by Buyer pursuant to the BSOF Purchase Agreement;
b.   33,934,138.06 Acquired Company Units less the number of shares of Net Redeemed Stock, if any, and 1,182,889.34 Acquired Restricted Company Units from the Company (collectively, after such reduction for the number of shares of Net Redeemed Stock, the “Issued Company Units”) in exchange for the Contribution Amount; and
c.   5,251,153.51 Acquired Company Units and 183,046.75 Acquired Restricted Company Units (collectively, the “Assigned Company Units”) purchased from Sellers in exchange for the Net Cash Consideration, that number of shares of Buyer Class V Voting Stock equal to the number of Retained Company Units and certain rights under the Tax Receivable Agreement. Together, the Exchanged Company Units, the Issued Company Units and the Assigned Company Units shall equal the total amount of the Acquired Company Units and Acquired Restricted Company Units.
M.   WHEREAS, as a condition to the consummation of the transactions contemplated by this Agreement and by the Ancillary Agreements, the Buyer shall provide an opportunity to the Buyer Shareholders to exercise their rights to participate in the Buyer Share Redemption, and on the terms and subject to the conditions and limitations, set forth in this Agreement and the applicable Buyer Governing Documents in conjunction with, inter alia, obtaining approval from the Buyer Shareholders for the transactions contemplated by this Agreement and by the Ancillary Agreements.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and subject to the terms and conditions set forth in this Agreement, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
Section 1.1   Certain Definitions.   For purposes of this Agreement, capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings set forth below.
“Acquired Company Units” means the sum of the number of Exchanged Company Units plus the number of Issued Company Units plus the number of Assigned Company Units, in each case, that are Common Units (as defined in the Company A&R LLCA).
“Acquired Restricted Company Units” means 2,000,000 Company Units which are Restricted Common Units (as defined in the Company A&R LLCA).
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise.
“Ancillary Agreement” means the Forward Purchase Agreements, the Company A&R LLCA, the Tax Receivable Agreement, the Investor Rights Agreement, the Standstill Agreement, the BSOF Purchase Agreement, the Redemption Agreement, the Lissette Offer Letter, the Subscription Agreements for the Permitted Equity Financing, the Sponsor Side Letter and each other agreement, instrument and certificate required by this Agreement to be executed by the Buyer, the Company or any of the Sellers pursuant to this Agreement, in each case only as applicable to the relevant party or parties to such Ancillary Agreement, as indicated by the context in which such term is used.
“Anti-Corruption Laws” means applicable Laws related to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, the Canada Corruption of Foreign Public Officials Act of 1999, legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and any other applicable Law that prohibits bribery, corruption, fraud or other improper payments.
“Available Closing Date Equity” means, as of immediately prior to the Closing, an aggregate amount equal to the sum of (without duplication) (a) the cash in the Trust Account, less amounts required for the Buyer Share Redemptions plus (b) the aggregate proceeds received by the Buyer from the Permitted Equity Financing pursuant to Section 7.15 plus (c) the aggregate gross proceeds received by the Buyer from the sale of the Forward Purchase Securities pursuant to the Forward Purchase Agreements.
“Brand Names” means (a) the following Trademarks: UTZ, ZAPP’S, DIRTY, BACHMAN, GOOD HEALTH, GOLDEN FLAKE, BOULDER CANYON, TORTIYAHS, and SNIKIDDY, in each case either alone or in combination with other words, graphics, or designs, and any variation, derivative, translation, or transliteration thereof, (b) rights of publicity in the Utz surname, and (c) any other Trademarks used by any Utz Company as brand names across product lines in its operations as conducted on the Closing Date, in each case used by any Utz Company in connection with the advertising, marketing, promotion, manufacture, offering for sale, sale, or distribution of salty snack foods.
“Business Combination” has the meaning ascribed to such term in the applicable Buyer Governing Documents as of the Effective Date.
“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.
“Buyer Board” means, at any time, the board of directors of the Buyer.
“Buyer Bylaws” means the bylaws of the Buyer following the Domestication in the form attached hereto as Exhibit B.

“Buyer Capital Stock” means (a) as of the Effective Date, the Buyer Class A Ordinary Shares and the Buyer Class B Ordinary Shares and (b) following the Domestication, the Buyer Class A Common Stock, the Buyer Class B Common Stock and the Buyer Class V Voting Stock.
“Buyer Class A Common Stock” means, following the Domestication, the Class A common stock of the Buyer, par value one ten-thousandth of one dollar ($0.0001) per share, authorized pursuant to the Buyer Certificate of Incorporation.
“Buyer Class A Ordinary Shares” means, prior to the Domestication, the Class A ordinary shares of the Buyer, par value one ten-thousandth of one dollar ($0.0001) per share.
“Buyer Class B Common Stock” means, following the Domestication, the Class B common stock of the Buyer, par value one ten-thousandth of one dollar ($0.0001) per share, authorized pursuant to the Buyer Certificate of Incorporation.
“Buyer Class B Ordinary Shares” means, prior to the Domestication, the Class B ordinary shares of the Buyer, par value one ten-thousandth of one dollar ($0.0001) per share.
“Buyer Class V Voting Stock” means, following the Domestication, the Class V common stock of the Buyer, par value one ten-thousandth of one dollar ($0.0001) per share, authorized pursuant to the Buyer Certificate of Incorporation.
“Buyer Competing Transaction” means any written Contract, arrangement or understanding which was mutually negotiated by the Sponsor or the Buyer and a third party and which is executed and delivered by the Sponsor or the Buyer (but excluding any non-disclosure or confidentiality agreement), in each case relating to a transaction involving, directly or indirectly, any merger or consolidation with or acquisition of, purchase of all or substantially all of the assets or equity of, consolidation or similar business combination with or other transaction that would constitute a Business Combination with or involving the Buyer (or the Buyer Shareholders) and a third party, other than the Sellers or the Utz Companies.
“Buyer Disclosure Letter” means the Disclosure Letter delivered by the Buyer to Sellers concurrently with the execution and delivery of this Agreement.
“Buyer Executives” means Chinh Chu, Roger Deromedi, Jason Giordano and Craig Steeneck.
“Buyer Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Organization; Authority; Enforceability), Section 5.2 (Capitalization), Section 5.3 (Brokerage), Section 5.4 (Trust Account) and Section 5.12 (Investment Intent).
“Buyer Governing Documents” means, at any time prior to the Domestication, the Buyer Memorandum and Articles and, at any time following the Domestication, the Buyer Certificate of Incorporation and the Buyer Bylaws, as in effect at such time.
“Buyer Indemnified Parties” means Buyer and its Affiliates (including, following the Closing, the Utz Companies) and their respective equityholders (including the Sponsor), officers, directors, managers, employees, agents, partners, members, counsel, accountants, financial advisors, engineers, consultants, other advisors, successors and assigns.
“Buyer Loss” means a Loss covered under the R&W Insurance Policy to the extent constituting a Loss directly incurred by Buyer (and not incurred by an Utz Company).
“Buyer Material Adverse Effect” means any event, circumstance or state of facts that, individually or in the aggregate, has had or would be reasonably expected to have a material and adverse effect upon the ability of the Buyer to perform its obligations and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.
“Buyer Memorandum and Articles” means the amended and restated memorandum and articles of association dated October 4, 2018 of the Buyer, as in effect on the Effective Date.
“Buyer SEC Filings” means the forms, reports, schedules, registration statements and other documents filed by the Buyer with the SEC, including the Form S-4, Additional Buyer Filings, the Signing Form 8-K and the Closing Form 8-K, and all amendments, modifications and supplements thereto.

“Buyer Shareholder Meeting” means a general meeting of the Buyer Shareholders to vote on the Buyer Shareholder Voting Matters.
“Buyer Shareholder Voting Matters” means, collectively, proposals to approve (a) the adoption of this Agreement and the transactions contemplated by this Agreement, (b) certain differences between the Buyer Memorandum and Articles and the proposed Buyer Certificate of Incorporation and proposed Buyer Bylaws, (c) the EIP, (d) the Domestication, (e) the election of the members of the Buyer Board effective as of the Closing and (f) any other proposals that are required for the consummation of the transactions contemplated by this Agreement that are submitted to, and require the vote of, the Buyer Shareholders in the Form S-4.
“Buyer Shareholders” means the holders of the Buyer Class A Ordinary Shares and Buyer Class B Ordinary Shares.
“Buyer Share Redemption” means the election of an eligible holder of the Buyer Class A Ordinary Shares (as determined in accordance with the applicable Buyer Governing Documents and the Trust Agreement) to redeem all or a portion of such holder’s Buyer Class A Ordinary Shares (or Buyer Class A Common Stock following the Domestication), at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with the applicable Buyer Governing Documents and the Trust Agreement) in connection with the Buyer Shareholder Meeting.
“Cash Consideration” means $60 million less the purchase price for the BSOF Common Interests paid pursuant to the BSOF Purchase Agreement.
“Clayton Act” means the Clayton Act of 1914.
“Code” means the Internal Revenue Code of 1986, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that Section regardless of how numbered or classified.
“Common Stock Price” means, at Closing (and for all purposes with respect to the Closing Statement), ten dollars ($10.00), and after Closing, the Class A 5-Day VWAP (as defined in the A&R LLCA).
“Company Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each equity or equity-based compensation, retirement, pension, savings, profit sharing, bonus, incentive, severance, separation, employment, individual consulting or individual independent contractor, change in control, retention, deferred compensation, vacation, paid time off, medical, dental, life or disability, retiree or post-termination health or welfare, salary continuation, fringe or other material compensatory or benefit plan, program, policy, arrangement or Contract, in each case, that is maintained, sponsored or contributed to (or required to be contributed to) by any of the Utz Companies or under or with respect to which any of the Utz Companies has any Liability, but in each case, other than a multiemployer plan as defined in Section 3(37) of ERISA.
“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization; Authority; Enforceability), Section 3.3 (Capitalization), and Section 3.13 (Brokerage).
“Company Interests” means the issued and outstanding limited liability company membership interests of the Company as of the Effective Date.
“Company’s LLCA” means the Second Amended and Restated Limited Liability Company Agreement of the Company, effective as of December 31, 2019.
“Company and Sellers’ Disclosure Letter” means the Disclosure Letter delivered by Sellers and the Company to the Buyer concurrently with the execution and delivery of this Agreement.
“Company Subsidiaries” means the direct and indirect Subsidiaries of the Company.
“Competing Transaction” means (a) any transaction involving, directly or indirectly, either Seller or any Utz Company, which upon consummation thereof, would result in either Seller or any Utz Company entity becoming a public company, (b) any direct or indirect sale (including by way of a merger, consolidation, license, transfer, sale, option, right of first refusal with respect to a sale or similar preemptive right with respect to a sale or other business combination or similar transaction) of any material portion of the assets (including Intellectual Property) or business of either Seller or the Utz Companies, taken as a whole (but excluding sales of inventory, sales of distribution routes to independent operators (and related notes sales) or other transactions in the Ordinary Course Of Business), (c) any direct or indirect sale (including by way of an issuance, dividend, distribution, merger, consolidation, license, transfer, sale, option, right of first refusal with respect to a sale or similar preemptive right with respect to a sale or other business combination or similar transaction) of equity, voting interests or debt securities of either Seller or any Utz Company (excluding any such sale between or among the Utz Companies), or rights, or securities that grant rights, to receive the same including profits interests, phantom equity, options, warrants, convertible or preferred stock or other equity-linked securities (except, in each case, as contemplated by this Agreement), (d) any direct or indirect acquisition (whether by merger, acquisition, share exchange, reorganization, recapitalization, joint venture, consolidation or similar business combination transaction), but excluding procurement of assets in the Ordinary Course Of Business (but not the acquisition of a Person or business via an asset transfer), by either Seller or any Utz Company of the equity or voting interests of, or a material portion of the assets or business of, a third party (except, in each case, as contemplated by this Agreement), or (e) any liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of any Utz Company (except to the extent contemplated by the terms of this Agreement), in all cases of clauses (a) through (e), either in one or a series of related transactions, where such transaction(s) is to be entered into with a Competing Buyer (including any Interested Party or any representatives of any Interested Party).
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of May 3, 2019 between the Buyer and Utz Quality Foods, LLC.
“Contract” means any written or oral contract, agreement, license or Lease.
“Contribution Amount” means the Available Closing Date Equity minus the BSOF Consideration minus the Net Cash Consideration.
“Disclosure Letters” means the Buyer Disclosure Letter and the Company and Sellers’ Disclosure Letter.
“Environmental Laws” means all Laws concerning pollution, human health or safety, Hazardous Materials or protection of the environment.
“Equity Financing Sources” means Persons that have entered into Subscription Agreements to purchase for cash Buyer Class A Common Stock from the Buyer on or before the Closing pursuant to a Permitted Equity Financing.
“Equity Interests” means, with respect to any Person, all of the shares of capital stock, or equity of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights (including, with respect to Utz Quality Foods, LLC, the Phantom Units), profit participation and all of the other ownership or profit interests of such Person (including partnership or member interests therein), whether voting or nonvoting.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Executives” means Dylan Lissette, Cary Devore, Mark Schreiber, Tucker Lawrence, Ajay Kataria and Todd Staub.
“Export Control Laws” means export, import, deemed export, transfer, and retransfer controls contained in the U.S. Export Administration Regulations.
“Extended Lookback Date” means the date which is five (5) years prior to the Effective Date; provided that (a) for any representations and warranties related to the assets, Liabilities, employees, business of, or otherwise related to, Kennedy Endeavors, LLC for the period commencing on the date five (5) years prior to the Effective Date and ending on October 21, 2019, such representations and warranties shall be subject to the Knowledge of the Company, (b) for any representations and warranties related to the assets, Liabilities, employees, business of, or otherwise related to, Kitchen Cooked, Inc. and its Subsidiary for the period commencing on the date five (5) years prior to the Effective Date and ending on December 30, 2019, such representations and warranties shall be subject to the Knowledge of the Company, (c) for any representations and warranties related to the assets, Liabilities, employees, business of, or otherwise related to, Inventure Foods, Inc. and its Subsidiaries for the period commencing on the date five (5) years prior to the Effective Date and ending on December 14, 2017, such representations and warranties shall be subject to the Knowledge of the Company; (d) for any representations and warranties related to the assets, Liabilities, employees, business of, or otherwise related to, Golden Flake Snack Foods, Inc. for the period commencing on the date five (5) years prior to the Effective Date and ending on September 30, 2016, such representations and warranties shall be subject to the Knowledge of the Company; and (e) for any representations and warranties related to the assets, Liabilities, employees, business of, or otherwise related to, Snikiddy, LLC for the period commencing on the date five (5) years prior to the Effective Date and ending on November 13, 2015, such representations and warranties shall be subject to the Knowledge of the Company.
“Family Members” means (a) (i) Michael Rice, (ii) the spouse and lineal descendants (whether natural or adopted) of Michael Rice, (iii) any spouse of any of the individuals described in clause (ii), and (iv) a trust solely for the benefit of any individuals described in the foregoing clauses (i) through (iii); and (b) any siblings or parents of any of the individuals described in clause (a)(iii); provided, that, with respect any representation or warranty related to an Interested Party or Family Member, clause (b) shall be limited to the Knowledge of the Company.
“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914.
“Flow-Thru Entity” means (a) any entity, plan or arrangement that is treated for income Tax purposes as a partnership, (b) a “controlled foreign corporation” within the meaning of Code Section 957, (c) a “specified foreign corporation” within the meaning of Code Section 965 or (d) a “passive foreign investment company” within the meaning of Code Section 1297.
“Food Laws” means all Laws governing the formulation, manufacturing, packaging, packing, holding, importing, exporting, transporting, distributing, sale, labeling, advertising and marketing of food, including the Federal Food, Drug and Cosmetic Act, the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Egg Products Inspection Act, the Organic Foods Production Act of 1990, the Federal Trade Commission Act, California’s Safe Drinking Water and Toxic Enforcement Act of 1986, state and local food codes, and any other similar Law and any implementing regulation of the United States Food and Drug Administration (the “FDA”), an agency of the United States Department of Agriculture (the “USDA”), the Federal Trade Commission (the “FTC”), the California Office of Environmental Health Hazard Assessment, and any other comparable Governmental Entity.
“Form S-4” means the Form S-4 containing a proxy statement/prospectus to be filed with the SEC by the Buyer in connection with the Buyer Shareholder Meeting.
“Forward Purchase Securities” means an aggregate of three million five hundred thousand (3,500,000) Buyer Class A Ordinary Shares, plus an aggregate of one million one hundred sixty six thousand six hundred and sixty six (1,166,666) Buyer Warrants to purchase one (1) Buyer Class A Share at eleven dollars and fifty cents ($11.50) per share.
“Fraud” means actual and intentional common law fraud committed by a Party with respect to the making of the representations and warranties set forth in Article III, Article IV or Article V, as applicable; provided that such fraud will only be deemed to exist if, in the case of fraud by the Company, the Executives, in the case of fraud by Sellers, the Seller Executives or, in the case of fraud by Buyer, the Buyer Executives, had actual knowledge that the representations and warranties made by such Party (as qualified by the applicable Disclosure Letter) were false when made with the express intention to induce the other Party to detrimentally rely thereon.
“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governing Documents” means (a) in the case of a corporation, its certificate of incorporation (or analogous document) and bylaws; (b) in the case of a limited liability company, its certificate of formation (or analogous document) and limited liability company operating agreement; or (c) in the case of a Person other than a corporation or limited liability company, the documents by which such Person (other than an individual) establishes its legal existence or which govern its internal affairs.
“Governmental Entity” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.
“Hazardous Materials” means all substances, materials or wastes regulated by, or for which Liability or standards of conduct are imposed pursuant to, Environmental Laws, including petroleum products or byproducts, asbestos, polychlorinated biphenyls, radioactive materials and per- and polyfluoroalkyl substances.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Income Tax Returns” means Tax Returns relating to Income Taxes.
“Income Taxes” means Taxes (a) imposed on, or with reference to, net income or gross receipts, or (b) imposed on, or with reference to, multiple bases including net income or gross receipts.
“Indebtedness” means, with respect to a Party, without duplication: (a) all indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (b) all indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security; (c) all indebtedness for borrowed money of any Person for which such Party has guaranteed payment; (d) all capitalized Lease obligations or obligations required to be capitalized in accordance with GAAP; (e) any Liabilities in respect of deferred purchase price for property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise for additional purchase price (excluding any purchase commitments for capital expenditures or otherwise incurred in the Ordinary Course of Business); (f) reimbursement obligations under any drawn letters of credit; and (g) obligations under derivative financial instruments, including hedges, currency and interest rate swaps and other similar instruments; provided, however, that, in the case of the Utz Companies, ‘Indebtedness’ shall not include (y) any Indebtedness between or among the Company and any of its Subsidiaries that are directly or indirectly wholly-owned by the Company, or (z) any Indebtedness related to the IO Contracts.
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, extensions, renewals and reexaminations thereof, (b) all trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, and other indicia of source, including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (collectively, “Trademarks”), (c) Internet domain names and social media accounts; (d) all works of authorship, copyrightable works, all copyrights and rights in databases, and all applications, registrations, and renewals in connection therewith and all moral rights associated with any of the foregoing, (e) all mask works and all applications, registrations, and renewals in connection therewith, (f) all trade secrets and confidential business information (including confidential ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), and (g) all Software.
“Interested Party” means Sellers and any direct or indirect equityholder of either Seller, any of their respective Affiliates (other than any Utz Company), and any Family Member.
“IO Contract” means any (a) Contract between any Utz Company and any independent operator for the sale or distribution of products in specified geographic territories, (b) Contract in which an Utz Company grants the exclusive right (subject to certain exceptions) to sell or distribute products in geographic territories to any independent operator, or (c) Indebtedness with respect to independent operators that arises from clauses (a) or (b).
“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the Utz Companies.
“Knowledge” (a) as used in the phrase “to the Knowledge of the Company” or phrases of similar import means the actual knowledge of any of the Executives, (b) as used in the phrase “to the Knowledge of Sellers” or phrases of similar import means the actual knowledge of any of the Seller Executives, including after reasonable due inquiry of Grant Thornton LLP with respect to Tax matters of the Sellers, and (c) as used in the phrase “to the Knowledge of the Buyer” or phrases of similar import means the actual knowledge of the Buyer Executives.
“Laws” means all laws, acts, statutes, constitutions, treaties, ordinances, codes, rules, regulations and rulings of a Governmental Entity, including common law. All references to “Laws” shall be deemed to include any amendments thereto, and any successor Law, unless the context otherwise requires.
“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Utz Companies.
“Leases” means all leases, subleases, licenses, concessions and other Contracts pursuant to which any Utz Company holds any Leased Real Property.
“Liability” or “Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.
“Liens” means, with respect to any specified asset, any and all liens, mortgages, hypothecations, claims, encumbrances, options, pledges, licenses, rights of priority, easements, covenants, restrictions and security interests thereon.
“Lookback Date” means the date which is two (2) years prior to the Effective Date; provided that (a) for any representations and warranties related to the assets, Liabilities, employees, business of, or otherwise related to, Kennedy Endeavors, LLC for the period commencing on the date two (2) years prior to the Effective Date and ending on October 21, 2019, such representations and warranties shall be subject to the Knowledge of the Company, and (b) for any representations and warranties related to the assets, Liabilities, employees, business of, or otherwise related to, Kitchen Cooked, Inc. and its Subsidiary for the period commencing on the date two (2) years prior to the Effective Date and ending on December 30, 2019, such representations and warranties shall be subject to the Knowledge of the Company.
“Losses” means all losses, damages, judgments, awards, Taxes, penalties, settlements and reasonable expenses (including reasonable attorneys’ fees); provided that “Losses” include any punitive damages solely to the extent payable to a third party in connection with a third party claim.
“Material Adverse Effect” means any event, circumstance or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a material and adverse effect upon (a) the business, results of operations or financial condition of the Utz Companies, taken as a whole, or (b) the ability of Sellers or the Utz Companies, taken as a whole, to perform their respective obligations and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements; provided, however, that, with respect to the foregoing clause (a), none of the following (or the effect of the following), alone or in combination, will constitute a Material Adverse Effect, or will be considered in determining whether a Material Adverse Effect has occurred: (i) changes that are the result of factors generally affecting the industries or markets in which the Utz Companies operate; (ii) the public announcement or pendency of the transactions contemplated by this Agreement; (iii) changes in Law or GAAP or the interpretation thereof, in each case effected after the Effective Date; (iv) any failure of any Utz Company to achieve any projected revenue, earnings, expense, sales or other projections, forecasts, predictions or budgets prior to the Closing (it being understood that the underlying event, circumstance or state of facts giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether a Material Adverse Effect has occurred); (v) changes that are the result of economic factors affecting the national, regional or world economy or financial markets; (vi) any change in the financial, banking, or securities markets; (vii) any strike, embargo, labor disturbance, riot, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire, other weather-related or meteorological event, pandemic, epidemic, disease outbreak (including COVID-19) or other natural disaster or act of god; (viii) any national or international political conditions in any jurisdiction in which the Utz Companies conduct business; (ix) the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any United States territories, possessions or diplomatic or consular offices or upon any United States military installation, equipment or personnel; (x) any consequences arising from any action by a Party required by this Agreement (other than the Company’s compliance with Section 6.1(a) hereof, except as a result of the failure of Buyer to consent to an action following request for such consent by such Party in accordance with this Agreement); or (xi) any consequences arising from any action requiring taken (or omitted to be taken) by either Seller or any Utz Company at the written request of Buyer; provided, however, that any event, circumstance or state of facts resulting from a matter described in any of the foregoing clauses (i), (iii), (v), (vi), (vii) and (ix) may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such event, circumstance or state of facts has a material and disproportionate effect on the Utz Companies, taken as a whole, relative to other comparable entities operating in the industries or markets in which the Utz Companies operate (in which case only the incremental material and disproportionate impact may be taken into account in determining whether a Material Adverse Effect has occurred).
“Material Suppliers” means the top ten (10) suppliers (determined by the amount purchased) of the Utz Companies, taken as a whole, for the fiscal year ended December 29, 2019.
“Minimum Cash Amount” means, as of immediately prior to the Closing, an aggregate amount equal to the sum of (without duplication) (a) the cash in the Trust Account less amounts required for the Buyer Share Redemptions plus (b) the aggregate proceeds received by the Buyer from the Permitted Equity Financing pursuant to Section 7.15 (net of any costs and expenses to the extent incurred directly in connection with the Permitted Equity Financing) plus (c) the aggregate gross proceeds received by the Buyer from the sale of the Forward Purchase Securities pursuant to the Forward Purchase Agreements.
“Net Cash Consideration” means the Cash Consideration less (i) the amount of Losses, if any, arising from any Prohibited Affiliate Transaction (for the avoidance of doubt, other than those set forth on Section 3.24(b) of the Company and Sellers’ Disclosure Letter), and (ii) the amount of Losses, if any, arising from any breach of Section 6.1(a), in each case set forth in the Closing Statement pursuant to Section 2.3(a), which amount may be a negative number.
“Net Redeemed Stock” means the number of Buyer Class A Ordinary Shares (or shares of Buyer Class A Common Stock following the Domestication) redeemed on the Closing Date pursuant to the Buyer Share Redemptions less the number of shares of Buyer Class A Common Stock sold pursuant to the Permitted Equity Financing.
“Order” means any order, writ, judgment, injunction, temporary restraining order, stipulation, determination, decree or award entered by or with any Governmental Entity or arbitral institution.
“Ordinary Course of Business” means, with respect to any Person, (a) any action taken or not taken by such Person in the ordinary course of business consistent with past practice, and (b) any other action taken or not taken by such Person in response to the actual or anticipated effect on such Person’s business of COVID-19 or any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guideline or recommendation by any Governmental Entity, in each case with respect to this clause (b) in connection with or in response to COVID-19.
“Ordinary Course Tax Sharing Agreement” means any written commercial agreement entered into in the Ordinary Course of Business of which the principal subject matter is not Tax but which contains customary Tax indemnification provisions.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Utz Companies.
“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Utz Company.
“PCAOB” means the Public Company Accounting Oversight Board.
“Permitted Affiliate Transactions” means Tax Distributions and any item set forth on Section 1.1(a) of the Company and Sellers’ Disclosure Letter.
“Permitted Equity Financing” means purchases of Buyer Class A Common Stock on or before the Closing by Equity Financing Sources pursuant to Section 7.15.
“Permitted Liens” means (a) Liens securing obligations under capital leases, (b) easements, permits, rights of way, restrictions, covenants, reservations or encroachments, minor defects, irregularities in and other similar Liens of record affecting title to the property which do not materially impair the use or occupancy of such Real Property in the operation of the business of any of the Utz Companies as currently conducted thereon, (c) Liens for Taxes, assessments or governmental charges or levies imposed with respect to property which are not yet due and payable or which are being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof on the books and records of the Utz Companies), (d) Liens in favor of suppliers of goods for which payment is not yet due or delinquent (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (e) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar Liens arising or incurred in the Ordinary Course of Business which are not yet due and payable or which are being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (f) Liens arising under workers’ compensation Laws or similar legislation, unemployment insurance or similar Laws, (g) Liens arising under municipal bylaws, development agreements, restrictions or regulations, and zoning, entitlement, land use, building or planning restrictions or regulations, in each case, promulgated by any Governmental Entity, which are not violated by the Utz Companies’ current use of the Real Property, (h) in the case of Leased Real Property, any Liens to which the underlying fee interest in the leased premises (or the land on which or the building in which the leased premises may be located) is subject, including rights of the landlord under the Lease and all superior, underlying and ground Leases and renewals, extensions, amendments or substitutions thereof, (i) Securities Liens, (j) non-exclusive licenses to Intellectual Property, and (k) those Liens set forth on the Section 1.1(b) of the Company and Sellers’ Disclosure Letter.
“Person” means any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.
“Personal Information” means information that identifies an individual or can be used to contact an individual, including name, address, retina or iris scan, fingerprint, voiceprint, scan of hand or face geometry and all other biometric data, geolocation information, credit or debit card account number, or any other personally identifiable information.
“Phantom Units” has the meaning as set forth in the LTIP.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period through and including the Closing Date.
“Pre-Closing Taxes” means, without duplication, (a) all Taxes of, or with respect to the assets or operations of, the Utz Companies for all Pre-Closing Tax Periods (determined in accordance with Section 9.1(b), if applicable); (b) any imputed underpayment imposed on and assessed against any Utz Company treated as a partnership for federal income tax purposes for which an election under Section 6226 of the Code is not validly made with respect to any taxable period ending on or before the Closing Date that is paid in a subsequent taxable year (or portion thereof) pursuant to Section 6225 of the Code (or any analogous or similar provision of any state or local Tax Law) (“Pre-Closing Imputed Underpayments”); (c) all Taxes of any member (other than any Utz Company) of an affiliated, consolidated, combined, unitary or similar group of which any Utz Company (or any of their respective predecessors) is or was (or is or was required to join as) a member on or prior to the Closing Date pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar Law; and (d) all Taxes of any Person (other than any Utz Company) imposed on any Utz Company as a transferee or successor, by contract, pursuant to any Law, or otherwise, which Taxes relate to an event or transaction occurring before the Closing.
“Privacy and Security Requirements” means (a) all applicable Privacy Laws, (b) provisions relating to Processing of Personal Information in all applicable Privacy Contracts, (c) all applicable Privacy Policies and (d) the Payment Card Industry Data Security Standard.
“Privacy Contracts” means all Contracts between any Utz Company and any Person that govern the Processing of Personal Information.
“Privacy Laws” means all Laws pertaining to the collection, storage, use, access, disclosure, processing, security, and transfer of Personal Information.
“Privacy Policies” means all written, external-facing policies of any Utz Company relating to the Processing of Personal Information, including all website and mobile application privacy policies.
“Proceeding” means any action, suit, charge, litigation, arbitration, notice of violation or citation received, or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.
“Process” or “Processing” means the creation, collection, use (including for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding Personal Information (whether electronically or in any other form or medium).
“Prohibited Affiliate Transactions” means, except for (a) Permitted Affiliate Transactions, (b) those Prohibited Affiliate Transactions consented to in writing by Buyer after the Effective Date (in the amount set forth in such consent, with the understanding that any portion of such Prohibited Affiliate Transaction in excess of such amount set forth in such consent shall be treated as a Prohibited Affiliate Transaction), and (c) the transactions contemplated by this Agreement or the Ancillary Agreements, the aggregate amount of all payments made (whether in cash, securities or assets) or liabilities incurred, assumed or suffered as a result of any of the following transactions:
(a)   the declaration, making or payment of any dividend, other distribution or return of capital (whether in cash or in kind) to any Seller (or if any Seller transfers its Company Interests before the Closing Date to another Interested Party, then such Interested Party) by any Utz Company, other than to another Utz Company;
(b)   any payment by any Utz Company to any Interested Party in connection with any redemption, purchase or other acquisition of shares of capital stock, partnership interests or other securities of any Utz Company;
(c)   any (i) loan made or owed by any Utz Company to any Interested Party, or (ii) payment made or Liability incurred, assumed or indemnified, whether in cash or kind, by any Utz Company to, or on behalf of, or for the benefit of, any Interested Party or any payments made to any officer, director, employee or independent contractor of an Interested Party solely to the extent such payment is made to such officer, director, employee or independent contractor in his, her or its capacity as an officer, director, employee or independent contractor of an Interested Party, other than compensation, benefits or expense reimbursement (in each case, of the types available to members of the Executive Leadership Team of the Company or otherwise on arms’ length terms) paid or provided in the Ordinary Course of Business to individuals who are employees of any Utz Company;
(d)   any Lien (other than those Permitted Liens referenced in clause (j) of the definition of Permitted Liens) made, created or granted over any asset of any Utz Company in favor of any Interested Party;

(e)   any guarantee by any Utz Company of any Liability of any Interested Party;
(f)   any discharge, forgiveness or waiver by any Utz Company of any Liability owed by any Interested Party to any Utz Company;
(g)   increases in the compensation or bonus payable by any Utz Company to any Interested Party, together with the employer portion of any payroll or other employment Taxes thereon;
(h)   the sale, purchase, transfer or disposal of any land, Intellectual Property, tractor trailer, plant or equipment owned by any Utz Company to or in favor of an Interested Party;
(i)   the sale, purchase, transfer or disposal of any asset or right of any Utz Company not referenced in clause (h) above to or in favor of an Interested Party, other than in the Ordinary Course of Business;
(j)   except as set forth on Section 3.13 or Section 4.6 of the Company and Sellers’ Disclosure Letter, any Liability, in connection with this Agreement or the Ancillary Agreements, or the transactions contemplated hereby or thereby, that would result in the obligation of any Seller, Utz Company or the Buyer to pay any financial advisor fee, investment banker fee, finder’s fee, brokerage or agent’s commissions or other similar payments or reimburse expenses of any of the foregoing; and
(k)   any commitment or agreement to do any of the foregoing.
“Real Property” means the Owned Real Property and the Leased Real Property.
“Required Vote” means the vote of the Buyer Shareholders set forth in the Form S-4 to the extent required to approve the Buyer Shareholder Voting Matters.
“Restructuring” means the restructuring set forth on Section 3.19 of the Company and Sellers’ Disclosure Letter.
“Retained Company Units” means 8,664,897 Company Units which are Common Units (as defined in the Company A&R LLCA) with respect to Series R and 49,101,081 Company Units which are Common Units (as defined in the Company A&R LLCA) with respect to Series U that are being retained by such Seller; provided, that, to the extent that the Net Cash Consideration is a negative number, then the aggregate number of Retained Company Units shall be reduced by that number of Company Units equal to the quotient of (x) the absolute value of the difference between $0 and the Net Cash Consideration divided by (y) the Common Stock Price (which shares shall be reduced pro rata between Series R and Series U in the same proportion that Series R and Series U held Common Units immediately prior to such reduction).
“Retained Restricted Company Units” means 522,453 Company Units which are Restricted Common Units (as defined in the Company A&R LLCA) with respect to Series R and 2,960,569 Company Units which are Restricted Common Units (as defined in the Company A&R LLCA) with respect to Series U that are being retained by such Seller.
“Sanctioned Country” means any country or region that is, or has been in the five (5) years prior to the Effective Date, the subject or target of a comprehensive embargo under Sanctions (including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine) in effect at the time.
“Sanctioned Person” means any Person that is: (a) listed on any applicable U.S. or non-U.S. sanctions-related restricted party list, including the U.S. Department of Treasury Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List, the EU Consolidated List and HM Treasury’s Consolidated List of Persons Subject to Financial Sanctions; (b) in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) organized, resident or located in a Sanctioned Country.
“Sanctions” means all Laws and Orders relating to economic or trade sanctions administered or enforced by the United States (including by OFAC, the U.S. Department of State and the U.S. Department of Commerce), Canada, the United Kingdom, the United Nations Security Council, the European Union, or any other EU Guarantor State, or any other relevant Governmental Entity.

“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“Securities Exchange Act” means the Securities Exchange Act of 1934.
“Securities Liens” means Liens arising out of, under or in connection with (a) applicable federal, state and local securities Laws and (b) restrictions on transfer, hypothecation or similar actions contained in any Governing Documents.
“Security Breach” means a data security breach or breach of Personal Information under applicable Laws.
“Security Incident” means any successful unauthorized access, use, disclosure, modification or destruction by a third party of information or interference with IT Assets.
“Seller Executives” means Dylan Lissette and Timothy Brown.
“Sellers Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization; Authority; Enforceability); Section 4.2 (Capitalization; Ownership) Section 4.6 (Brokerage) and Section 4.7 (Investment Intent).
“Seller Taxes” means all Pre-Closing Taxes provided that Seller Taxes shall not include (a) Taxes that are accrued, reserved or otherwise taken into account on the books and records of the Utz Companies in the Ordinary Course of Business as of the end of the day on the Closing Date, (b) Taxes that are accrued, reserved or otherwise taken into account on the books and records of the Utz Companies in the Ordinary Course of Business after the Closing to reflect updates as of the end of the day on the Closing Date, (c) Taxes with respect to or arising from matters disclosed in Section 1.1(c) of the Company and Sellers’ Disclosure Letter as of the Effective Date, (d) Taxes with respect to or arising from matters disclosed in Section 1.1(c) of the Company and Sellers’ Disclosure Letter as updated and delivered to the Buyer prior to the Closing with respect to Tax Proceedings of which the Company did not have Knowledge prior to the Effective Date, (e) Taxes which have been paid on or before the Closing Date or (f) Transfer Taxes; provided further that the exclusions in clauses (a)-(e) shall not apply to Pre-Closing Imputed Underpayments.
“Sellers’ LLCA” means the Second Amended and Restated Limited Liability Company Agreement of UM Partners, LLC, dated as of October 1, 2019.
“Sherman Act” means the Sherman Antitrust Act of 1890.
“Software” means all computer software programs (and all versions, releases, fixes, upgrades and updates thereto, as applicable), including software compilations, development tools, compilers, application programming interfaces, and algorithms related thereto, whether in source code, object code or human readable form.
“Sponsor” means Collier Creek Partners, LLC, a Delaware limited liability company.
“SRS Leasing’s LLCA” means the Third Amended and Restated Limited Liability Company Agreement of SRS Leasing, LLC, dated as of October 1, 2019.
“Stock Exchange” means the New York Stock Exchange.
“Straddle Period” means any taxable period that begins on or before (but does not end on) the Closing Date.
“Subscription Agreement” means a Contract executed by an Equity Financing Source pursuant to which such Equity Financing Source has agreed to purchase for cash Buyer Class A Common Stock from the Buyer on or before the Closing pursuant to Section 7.15.
“Subsidiaries” means, of any Person, any corporation, association, partnership, limited liability company, joint venture or other business entity of which more than fifty percent (50%) of the voting power or equity is owned or controlled directly or indirectly by such Person, or one (1) or more of the Subsidiaries of such Person, or a combination thereof.

“Target Repaid Indebtedness” means for the Utz Companies or Sellers, the aggregate Indebtedness set forth on Section 1.1(d) of the Company and Sellers’ Disclosure Letter, which shall be updated as of the Closing Date and set forth on the Closing Statement.
“Tax” or “Taxes” means (a) all net or gross income, net or gross receipts, net or gross proceeds, payroll, employment, excise, severance, stamp, occupation, windfall or excess profits, profits, customs, capital stock, withholding, social security, unemployment, disability, real property, personal property (tangible and intangible), sales, use, transfer, value added, alternative or add-on minimum, capital gains, user, leasing, lease, natural resources, ad valorem, franchise, gaming license, capital, estimated, goods and services, fuel, interest equalization, registration, recording, premium, turnover, unclaimed or abandoned property, escheat, environmental or other taxes, including all interest, penalties, assessments and additions imposed with respect to the foregoing, imposed by (or otherwise payable to) any Governmental Entity, and, in each case, whether disputed or not, (b) any Liability for, or in respect of the payment of, any amount of a type described in clause (a) of this definition as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of any Law) or being a member of an affiliated, combined, consolidated, unitary, aggregate or other group for Tax purposes and (c) any Liability for, or in respect of the payment of, any amount described in clauses (a) or (b) of this definition as a transferee or successor, by contract, by operation of Law, or otherwise.
“Tax Distributions” means, without duplication, “Tax Distributions” (as defined in and made by the Company to Sellers in accordance with the Company’s LLCA), including with respect to the 2019 tax year of the Sellers and SRS Leasing, LLC, and U.S. state and local Income Taxes relating to the Sellers or their direct or indirect owners that are required or permitted by applicable Law to be paid by the Company or Sellers in the ordinary course of business on a composite basis calculated in a manner consistent with the Sellers’ past practice, in each case, (a) to the extent provided in or permitted by the Company’s LLCA, (b) with respect to estimated and final U.S. federal, state and local income Tax payments that become due on or before the Closing Date in respect of (i) the 2019 Tax Year taking into account and reduced (but not below zero) by 2019 Pre-Closing Tax Distributions in respect of such Seller or SRS Leasing, LLC, as applicable, as of the Closing and (ii) the 2020 Pre-Closing Taxable Income taking into account and reduced (but not below zero) by the 2020 Pre-Closing Tax Distributions in respect of such Seller as of the Closing, provided that Tax Distributions with respect to the 2019 Tax Year of such Seller and SRS Leasing, LLC shall be made no later than the date their U.S. federal, state or local income Tax Returns are filed. The Company shall provide the Buyer with reasonable advance notice prior to making any “Tax Distributions” pursuant to the Company’s LLCA (as defined therein) from and after the Effective Date and prior to the Closing. For purposes of this definition, from the Effective Date, Tax Distributions in respect of SRS Leasing, LLC shall be made to Series U.
“Tax Proceeding” means any audit, examination, claim or Proceeding with respect to Taxes, Tax matters, or Tax Returns.
“Tax Returns” means returns, declarations, reports, claims for refund, information returns, elections, disclosures, statements, or other documents (including any related or supporting schedules, attachments, statements or information, and including any amendments thereof) filed or required to be filed with a Taxing Authority in connection with, or relating to, Taxes.
“Tax Sharing Agreement” means any agreement or arrangement (including any provision of a Contract) pursuant to which any Utz Company is or may be obligated to indemnify any Person for, or otherwise pay, any Tax of or imposed on another Person, or indemnify, or pay over to, any other Person any amount determined by reference to actual or deemed Tax benefits, Tax assets, or Tax savings, excluding, for the avoidance of doubt, the Tax Receivable Agreement.
“Taxing Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection, administration or imposition of any Tax.
“Transaction Expenses” means, to the extent unpaid at Closing:
(a)   all fees, costs and expenses (including fees, costs and expenses of third-party advisors, legal counsel, investment bankers (solely to the extent set forth on Section 5.3 of the Buyer Disclosure Letter), or other representatives) incurred or payable by the Buyer or the Sponsor through the Closing in connection with the preparation of the Financial Statements, the negotiation and preparation of this

Agreement, the Ancillary Agreements, and the Form S-4 and the consummation of the transactions contemplated hereby and thereby (including due diligence and the Domestication) or in connection with the Buyer’s pursuit of a Business Combination, and the performance and compliance with all agreements and conditions contained herein or therein to be performed or complied with;
(b)   all fees, costs and expenses (including fees, costs and expenses of third-party advisors, legal counsel, investment bankers (solely to the extent set forth on Sections 3.13 or 4.6 of the Company and Sellers’ Disclosure Letter), or other representatives) incurred or payable by any of the Utz Companies or the Sellers (or the Sellers’ equityholders) through the Closing in connection with the preparation of the Financial Statements, the negotiation and preparation of this Agreement, the Ancillary Agreements and the Form S-4 and the consummation of the transactions contemplated hereby and thereby (including due diligence) or in connection with the Sellers’ pursuit of the transactions contemplated by this Agreement, and the performance and compliance with all agreements and conditions contained herein or therein to be performed or complied with;
(c)   any fees, costs and expenses incurred or payable by the Buyer, any of the Utz Companies or the Sellers through the Closing in connection with entry into the Subscription Agreements and the consummation of the transactions contemplated by the Subscription Agreements and in connection with the negotiation of any Permitted Equity Financing;
(d)   any payments related to the LTIP and the employer portion of any payroll or other employment Taxes thereon;
(e)   all fees, costs and expenses paid or payable pursuant to the R&W Insurance Policy and the Tail Policy;
(f)   all filing fees paid or payable to a Governmental Entity in connection with any filing made under the HSR Act, if required;
(g)   any Losses incurred by Buyer as a result of the transactions set forth in the BSOF Purchase Agreement (including the Commitment Fee as defined in the BSOF Purchase Agreement) or Redemption Agreement (excluding, for the avoidance of doubt, any payments under the Tax Receivable Agreement); and
(h)   all Transfer Taxes.
“Transfer Taxes” means all transfer, documentary, sales, use, value added, goods and services, stamp, registration, notarial fees and other similar Taxes and fees incurred in connection with the transactions contemplated by this Agreement.
“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that Section regardless of how numbered or classified.
“Trust Account” means the trust account established by the Buyer pursuant to the Trust Agreement.
“Trust Agreement” means that certain Investment Management Trust Agreement, dated of October 4, 2018 by and between the Buyer and Continental Stock Transfer & Trust Company, a New York corporation.
“Trustee” means Continental Stock Transfer & Trust Company, acting as trustee of the Trust Account.
“Unauthorized Code” means any virus, Trojan horse, worm, or other Software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data that is not developed or authorized by any Utz Company or the licensor of the Software or hardware components.
“Utz C Corp Entities” means, collectively, Heron Holding Corporation, Golden Flake Snack Foods, Inc., Inventure Foods, Inc., Kitchen Cooked, Inc., Tejas PB Distributing, Inc., La Cometa Properties, Inc., and Inventure-GA, Inc. (f/k/a Fresh Frozen Foods, Inc.).
“Utz Companies” means, collectively, the Company and the Company Subsidiaries.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, or any similar or related Law.
“Warrant Agreement” means that certain Warrant Agreement dated as of October 4, 2018, between the Buyer and Continental Stock Transfer & Trust Company, a New York corporation.
“Whole Company Loss” means a Loss covered under the R&W Insurance Policy to the extent constituting a Loss incurred by an Utz Company, whether fully or partially covered.
Section 1.2   Terms Defined Elsewhere.   Each of the following terms has the meaning ascribed to such term in the Article or Section set forth opposite such term:
Defined Term	Reference
2019 Pre-Closing Tax Distributions	Section 9.2(a)
2020 Pre-Closing Tax Distributions	Section 9.2(b)
2020 Pre-Closing Taxable Income	Section 9.2(b)
2019 Tax Year	Section 9.2(a)
ACA	Section 3.15(c)
Accounts Receivable	Section 3.22(a)
Additional Buyer Filings	Section 7.10(f)
Affiliated Transactions	Section 3.24(a)
Aggregate Consideration	Section 9.1(h)
Agreement	Preamble
Allocation	Section 9.1(h)
Antitrust Laws	Section 7.8(c)
Assets	Section 3.19
Assigned Company Units	Recitals
Assignment Agreement	Section 2.6(a)
Audited Financial Statements	Section 3.4(a)(ii)
Binder Agreement	Section 7.9(a)
BSOF	Recitals
BSOF Common Equity Purchase	Recitals
BSOF Common Interests	Recitals
BSOF Consideration	Recitals
BSOF Preferred Equity Purchase	Recitals
BSOF Preferred Interests	Recitals
BSOF Purchase Agreement	Recitals
BSOF Sale	Section 9.1(g)
Buyer	Preamble
Buyer Balance Sheet	Section 5.11(c)
Buyer Certificate of Incorporation	Recitals
Buyer Post-Closing Representation	Section 12.14(b)(i)
Buyer Preferred Shares	Section 5.2(a)
Buyer Prepared Returns	Section 9.1(a)(i)
Buyer Public Securities	Section 5.8
Buyer Released Matters	Section 7.12(b)
Buyer Released Parties	Section 7.12(b)
Buyer Releasing Parties	Section 7.12(b)

Defined Term	Reference
Buyer SEC Documents	Section 5.5(a)
Buyer Warrants	Section 5.2(a)
CapEx Schedule	Section 6.1(a)(vii)
Closing	Section 2.4
Closing Date	Section 2.4
Closing Form 8-K	Section 7.10(g)
Closing Press Release	Section 7.10(g)
Defined Term	Reference
Closing Statement	Section 2.3(a)
Company	Preamble
Company A&R LLCA	Recitals
Company Distribution Policy	Recitals
Company Interests	Recitals
Company Units	Recitals
Competing Buyer	Section 7.22(a)
Cozen	Section 12.14(a)
D&O Provisions	Section 7.13(a)
Data Room	Section 12.5
DGCL	Recitals
Domestication	Recitals
Effective Date	Preamble
EIP	Section 7.4
Environmental Permits	Section 3.18
Excess Cash	Section 2.2(b)(ii)
Exchanged Company Units	Recitals
FDA	Section 1.1
Final Allocation	Section 9.1(h)
Final Tax Basis Balance Sheet	Section 9.1(h)
Financial Statements	Section 3.4(a)
Forward Purchase Agreements	Recitals
FTC	Section 1.1
Improvements	Section 3.7(d)
Indemnitee	Section 10.2(e)
Indemnitor	Section 10.2(e)
Insurance Policies	Section 3.16
Intended Tax Treatment	Section 9.1(g)
Internal Controls	Section 3.4(c)
Investor Rights Agreement	Recitals
IRS	Section 3.15(a)
Issued Company Units	Recitals
K&E	Section 10.2(e)
Latest Balance Sheet	Section 3.4(a)(i)
Lissette Offer Letter	Section 2.6(a)(x)

Defined Term	Reference
LTIP	Section 7.14
LOI	Section 12.6
Material Contract	Section 3.9(b)
Material Customer	Section 3.9(c)
Material Leases	Section 3.7(b)
Name Change	Recitals
Net Loss	Section 7.9(a)
Non-Party Affiliate	Section 12.13
OFAC	Section 1.1
Other Financial Statements	Section 3.4(a)(iii)
Outside Date	Section 11.1(c)
Parties	Preamble
Party	Preamble
Defined Term	Reference
PCAOB Financial Statements	Section 7.10(h)
Permits	Section 3.17(b)
Pre-Closing Imputed Underpayment	Section 1.1
Pre-Closing Period	Section 6.1(a)
Premium Cap	Section 7.13(b)(ii)
Proxy Statement	Section 7.10(c)
Pubco Dividend Policy	Recitals
R&W Insurance Policy	Section 7.9(a)
Redemption	Recitals
Redemption Agreement	Recitals
Restricted Sponsor Shares	Recitals
Restructuring Intended Tax Treatment	Section 3.8(o)
Sale	Section 9.1(g)
Seller Post-Closing Representation	Section 12.14(a)(i)
Sellers	Preamble
Sellers Prepared Returns	Section 9.1(a)(i)
Series R	Preamble
Seller Released Matters	Section 7.12(a)
Seller Released Parties	Section 7.12(a)
Seller Releasing Parties	Section 7.12(a)
Series U	Preamble
Signing Form 8-K	Section 7.10(b)
Signing Press Release	Section 7.10(b)
Sponsor Side Letter	Recitals
SSI List	Section 3.25(a)
Standstill Agreement	Recitals
Tail Policy	Section 7.13(b)(ii)
Tax Accounting Firm	Section 9.1(h)
Tax Basis Balance Sheet	Section 9.1(h)

Defined Term	Reference
Tax Positions	Section 9.1(i)
Tax Receivable Agreement	Recitals
Third Party Claim	Section 10.2(e)
Third-Party Recovery Proceeds	Section 10.2(c)
Trade Control Laws	Section 3.25(b)
Trademarks	Section 1.1
Trust Amount	Section 5.4
Trust Distributions	Section 12.9
Unaudited Financial Statements	Section 3.4(a)(ii)
USDA	Section 1.1
Utz Indemnified Persons	Section 7.13(a)
W-9s	Section 2.6(a)
Waived 280G Benefits	Section 7.18
Waiving Parties	Section 12.14(a)(i)
ARTICLE II
PURCHASE AND SALE TRANSACTIONS
Section 2.1   Purchase and Sale of Acquired Company Units; Issuance of Buyer Class V Voting Stock.   Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:
(a)   The Buyer will acquire the Acquired Company Units and the Acquired Restricted Company Units, and the Sellers and the Company will cause such Acquired Company Units and Acquired Restricted Company Units to be sold, transferred, assigned or issued to the Buyer, as applicable, in the following sequence:
(i)   Following the consummation of the purchase of the BSOF Preferred Interests and the BSOF Common Interests pursuant to the BSOF Purchase Agreement, respectively, the Sellers will consummate the Redemption whereby the Sellers will redeem the BSOF Common Interests and BSOF Preferred Interests purchased by the Buyer in exchange for the Exchanged Company Units held by such Sellers in accordance with the Redemption Agreement;
(ii)   The Buyer will pay and transfer to the Company the Contribution Amount in exchange for the Issued Company Units free and clear of all Liens other than Securities Liens and the Company will issue to the Buyer the Issued Company Units free and clear of all Liens other than Securities Liens; and
(iii)   The Buyer will (x) pay and transfer to the Sellers the Net Cash Consideration and (y) issue to the Sellers the Buyer Class V Voting Stock as set forth in Section 2.1(c) below and provide certain rights under the Tax Receivable Agreement, in exchange for the Assigned Company Units held by such Sellers free and clear of all Liens other than Securities Liens, and each Seller will sell, assign and transfer to the Buyer the Assigned Company Units held by such Seller free and clear of all Liens other than Securities Liens.
(b)   Substantially simultaneously with the transactions set forth in Section 2.1(a), the Sellers and the Company will adopt the Company A&R LLCA and in connection with such transactions, including the issuance to the Sellers of the Buyer Class V Voting Stock, Buyer shall be admitted as the manager of the Company pursuant to the terms of the Company A&R LLCA.
(c)   The Buyer shall (i) issue to Sellers, in the aggregate, one (1) share of Buyer Class V Voting Stock for each Retained Company Unit held by such Seller, free and clear of all Liens other than Securities Liens and (ii) make appropriate book entries (to the accounts designated by Sellers in writing prior to Closing) evidencing the issuance to Sellers of such shares of Buyer Class V Voting Stock.

(d)   As a result of the transactions contemplated by this Section 2.1, and assuming that the number of shares of Net Redeemed Stock is zero (0), Sellers will hold, in the aggregate, 57,765,978 Company Units which are Common Units (as defined in the Company A&R LLCA) and the Buyer will hold 57,375,000 Company Units which are Common Units (as defined in the Company A&R LLCA) and the Sellers will hold 3,483,022 Retained Restricted Company Units and the Buyer will hold 2,000,000 Acquired Restricted Company Units.
Section 2.2   Purchase Price and Closing Date Payments.   Subject to the satisfaction or waiver of the conditions set forth in Section 2.5 (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions), at the Closing and in consideration for the acquisition of the Acquired Company Units and the Acquired Restricted Company Units as specifically set forth in Section 2.1(a) above (the components of which, as adjusted pursuant to Section 9.1(h), if applicable), the Buyer shall, subject to this Agreement and the Trust Agreement, disburse all Available Closing Date Equity for the following purposes and in the following order of priority:
(a)   first, payment to BSOF of the BSOF Consideration in accordance with the BSOF Purchase Agreement;
(b)   second, contribution to the Company of the Contribution Amount, which shall be used by the Company as follows:
(i)   first, payment of the Transaction Expenses by wire transfer of immediately available funds on behalf of the Persons that incurred such Transaction Expenses or by whom such Transaction Expenses are payable; provided that the Transaction Expenses incurred or payable by the Sellers, the equityholders of the Sellers or the Utz Companies shall be paid by the Company on the first Business Day following the Closing Date;
(ii)   second, to the extent of any amount of the Contribution Amount remaining after the payments made (or to be made) in accordance with Section 2.2(a)(i) (such amount, the “Excess Cash”), the Company shall pay the Target Repaid Indebtedness designated on the Closing Statement, to the applicable recipients thereof, by wire transfer of immediately available funds as set forth in the Closing Statement on the first Business Day following the Closing Date; and
(iii)   third, to the extent of any amount of Excess Cash remaining after the payments made in Section 2.2(b)(ii), such balance shall be retained by the Company for immediate use by any Utz Company;
(c)   third, payment to Sellers, by wire transfer of immediately available funds to the account or accounts designated in writing by the applicable Sellers no later than three (3) Business Days prior to the Closing, an aggregate amount in cash equal to the Net Cash Consideration (if any) and which amount shall be allocated between Sellers in accordance with Section 2.2(c) of the Company and Sellers’ Disclosure Letter; and
(d)   fourth, payment to the Company, by wire transfer of immediately available funds to the account or accounts designated in writing by the Company no later than three (3) Business Days prior to the Closing, an aggregate amount in cash equal to the positive difference between the Cash Consideration minus the Net Cash Consideration.
Section 2.3   Closing Statement; Available Closing Date Equity; Third Party Invoices; Target Repaid Indebtedness.
(a)   Closing Statement.   At least five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to the Buyer a statement (the “Closing Statement”) setting forth the Company’s good faith calculation of: (i) the amount of any Losses, if any, arising from any Prohibited Affiliate Transaction (x) from December 30, 2019 through the Effective Date, which are not set forth on Section 1.1(a) or Section 3.24(b) of the Company and Sellers’ Disclosure Letter (or which are in excess of the amount set forth on such schedule, to the extent an amount is set forth on such schedule, with respect to such Prohibited Affiliate Transaction), if any, and (y) from the Effective Date through the Closing Date, and (ii) the amount of any Losses, if any, arising from any breach of Section 6.1(a). Upon receipt of the Closing

Statement, Buyer will have two (2) Business Days to review and comment on the Closing Statement, and the amounts set forth therein, and during such period Sellers and the Company will (and will cause their respective Representatives to) provide Buyer which such information as may be reasonably necessary to facilitate Buyer’s review; provided that neither Seller nor the Company shall have any obligation to incorporate any such comments into the Closing Statement. If the Company and Sellers (in their sole discretion) make any changes to the Closing Statement based on comments provided by Buyer, the Company shall deliver to the Buyer an updated Closing Statement at least one (1) Business Day prior to the Closing Date.
(b)   Available Closing Date Equity.   At least three (3) Business Days prior to the Closing Date, the Buyer shall prepare and deliver to the Company and Sellers a certificate, duly executed and certified by an executive officer of the Buyer, setting forth in reasonable detail the Buyer’s good faith calculation (and attaching reasonable supporting details to enable a review thereof by Sellers) of Available Closing Date Equity.
(c)   Third Party Invoices.   At least three (3) Business Days prior to the Closing, (i) the Sellers shall deliver to the Buyer copies of all invoices for Transaction Expenses payable by Sellers, any equityholder of a Seller and any Utz Company from third parties prior to or in connection with the Closing, and (ii) the Buyer shall deliver to the Sellers copies of all invoices for Transaction Expenses payable by Buyer or the Sponsor from third parties prior to or in connection with the Closing.
(d)   Target Repaid Indebtedness.   At least two (2) Business Days prior to the Closing Date, the Company shall prepare and deliver to the Buyer a statement setting forth the Company’s good faith calculation of the amount of Target Repaid Indebtedness to be repaid in connection with the Closing solely with any Excess Cash (following reasonable consultation with the Buyer regarding such amount of Target Repaid Indebtedness). No amount of Indebtedness of the Utz Companies will be repaid in connection with the Closing in excess of the amount of Excess Cash.
Section 2.4   Closing Transactions.   The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place by conference call and by exchange of signature pages by email, fax or other electronic transmission at 9:00 a.m. eastern time on (a) the fourth (4th) Business Day after the conditions set forth in Section 2.5 have been satisfied, or, if permissible, waived by the Party entitled to the benefit of the same (other than those conditions which by their terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or (b) such other date and time as the Parties mutually agree (the date upon which the Closing occurs, the “Closing Date”).
Section 2.5   Conditions to the Obligations of the Parties.
(a)   Conditions to the Obligations of Each Party.   The obligation of each Party to consummate the transactions to be performed by it in connection with the Closing is subject to the satisfaction or written waiver, as of the Closing Date, of each of the following conditions:
(i)   Hart-Scott-Rodino Act.   If a filing is required in connection with the consummation of the transactions contemplated by this Agreement under the HSR Act, the waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.
(ii)   No Orders or Illegality.   There shall not be any applicable Law in effect that makes the consummation of the transactions contemplated by this Agreement illegal or any Order in effect preventing the consummation of the transactions contemplated by this Agreement.
(iii)   Required Vote.   The Required Vote (other than with respect to the approval and adoption of the EIP) shall have been obtained.
(iv)   Buyer Share Redemptions.   The Buyer Share Redemptions shall have been completed in accordance with the terms hereof, the applicable Buyer Governing Documents, the Trust Agreement and the Form S-4.
(v)   Minimum Cash Amount.   The Minimum Cash Amount shall not be less than three hundred million dollars ($300,000,000).

(vi)   Form S-4.   The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Form S-4, and no Proceeding seeking such a stop order shall have been threatened or initiated by the SEC that remains pending.
(vii)   BSOF Purchase Agreement.   The conditions to closing set forth in Section 1.2 of the BSOF Purchase Agreement shall have been satisfied or waived (other than those conditions therein that by their nature are to be satisfied at the closing of the purchase of the BSOF Common Interests and BSOF Preferred Interests, but subject to the satisfaction or waiver of those conditions), BSOF shall be ready, willing and able to sell and transfer the BSOF Common Interests and BSOF Preferred Interests to the Buyer pursuant to the BSOF Purchase Agreement and the transactions contemplated by the BSOF Purchase Agreement shall be consummated substantially simultaneously with the Closing.
(viii)   Buyer Governing Documents.   The Buyer Certificate of Incorporation shall have been filed with the Secretary of State of the State of Delaware, and the Buyer shall have adopted the Buyer Bylaws.
(ix)   Sponsor Side Letter.   The Sponsor Side Letter shall continue to be in full force and effect.
(b)   Conditions to Obligations of the Buyer.   The obligations of the Buyer to consummate the transactions to be performed by the Buyer in connection with the Closing is subject to the satisfaction or written waiver, at or prior to the Closing Date, of each of the following conditions:
(i)   Representations and Warranties.
(A)   The representations and warranties of the Company set forth in Article III of this Agreement (other than the Company Fundamental Representations) and of Sellers set forth in Article IV of this Agreement (other than the Sellers Fundamental Representations), in each case, without giving effect to any materiality or Material Adverse Effect qualifiers contained therein (other than in respect of the defined term ‘Material Contract’), shall be true and correct as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct as of such date), except in each case, to the extent such failure of the representations and warranties to be so true and correct, when taken as a whole, would not have a Material Adverse Effect; and
(B)   the Company Fundamental Representations and the Sellers Fundamental Representations, in each case, without giving effect to any materiality or Material Adverse Effect qualifiers contained therein, shall be true and correct in all material respects as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct in all material respects as of such date).
(ii)   Performance and Obligations of the Company and Sellers.   The Company and Sellers shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by the Company or Sellers, as applicable, on or prior to the Closing Date.
(iii)   Material Adverse Effect.   Since the Effective Date, there has been no Material Adverse Effect.
(iv)   Officers Certificate.   (A) The Company shall deliver to the Buyer, a duly executed certificate from an authorized Person of the Company in the form attached hereto as Exhibit I, dated as of the Closing Date, certifying that the conditions set forth in Section 2.5(b)(i), Section 2.5(b)(ii), and Section 2.5(b)(iii) with respect to the Company have been satisfied, and (B) and each Seller shall deliver to the Buyer, a duly executed certificate from an authorized Person of such Seller in the form attached hereto as Exhibit I, dated as of the Closing Date, certifying that the conditions set forth in Section 2.5(b)(i) with respect to such Seller and Section 2.5(b)(ii) with respect to such Seller have been satisfied.
(c)   Conditions to Obligations of Sellers and the Company.   The obligation of Sellers and the Company to consummate the transactions to be performed by Sellers and the Company, as applicable, in connection with the Closing is subject to the satisfaction or written waiver, at or prior to the Closing Date, of each of the following conditions:
(i)   Representations and Warranties.
(A)   The representations and warranties of the Buyer set forth in Article V of this Agreement (other than the Buyer Fundamental Representations), in each case, without giving effect to any materiality or material adverse effect qualifiers contained therein, shall be true and correct as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct as of such date), except in each case, to the extent such failure of the representations and warranties to be so true and correct would not have a Buyer Material Adverse Effect; and
(B)   the Buyer Fundamental Representations, in each case, without giving effect to any materiality or material adverse effect qualifiers contained therein, shall be true and correct in all material respects as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct in all material respects as of such date).
(ii)   Performance and Obligations of the Buyer.   The Buyer shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by the Buyer on or prior to the Closing Date.
(iii)   Officers Certificate.   The Buyer shall deliver to Sellers, a duly executed certificate from an officer of the Buyer, in the form attached hereto as Exhibit K, dated as of the Closing Date, certifying that the conditions set forth in Section 2.5(c)(i) and Section 2.5(c)(ii) have been satisfied.
(d)   Frustration of Closing Conditions.   None of Sellers, the Company or the Buyer may rely on the failure of any condition set forth in this Section 2.5 to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use commercially reasonable efforts to cause the closing conditions of such other Party to be satisfied.
(e)   Waiver of Closing Conditions.   Upon the occurrence of the Closing, any condition set forth in this Section 2.5 that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.
Section 2.6   Company and Sellers Deliveries and Closing Actions.
(a)   Deliveries and Closing Actions.   At the Closing:
(i)   each Seller shall deliver to the Buyer an assignment with respect to the Assigned Company Units and Exchanged Company Units owned by such Seller in the form attached hereto as Exhibit J (the “Assignment Agreement”), duly executed by such Seller;
(ii)   each Seller shall deliver to the Buyer the Redemption Agreement, duly executed by such Seller;
(iii)   the Sellers shall deliver to the Buyer the Company A&R LLCA, duly executed by the Sellers;
(iv)   each Seller shall deliver to the Buyer a properly completed and duly executed IRS Form W-9 (collectively, the “W-9s”);
(v)   the Company shall deliver to the Buyer evidence of the termination of the Affiliated Transactions pursuant to Section 7.16;
(vi)   the Sellers shall deliver to the Buyer the Tax Receivable Agreement, duly executed by the Sellers;
(vii)   the Sellers shall deliver to the Buyer the Investor Rights Agreement, duly executed by the Sellers;

(viii)   the Sellers shall deliver to the Buyer the Standstill Agreement, duly executed by the Sellers and the Rice Family Parties (as defined in the Standstill Agreement);
(ix)   Sellers will cause those members of the Buyer Board that is in existence immediately following the Closing and nominated by Sellers to deliver signature pages to a written consent of the Buyer that adopts both the Pubco Dividend Policy and the Company Distribution Policy, each to be held in escrow pending the consummation of the Closing; and
(x)   the Company shall deliver to the Buyer the Offer of Employment Letter for Dylan Lissette together with all exhibits attached thereto or as mutually agreed by the Buyer and the Company before the Closing, in the form attached hereto as Exhibit O, duly executed by Dylan Lissette (the “Lissette Offer Letter”).
Section 2.7   Buyer Deliveries and Closing Actions.
(a)   Deliveries and Closing Actions.   At the Closing:
(i)   the Buyer shall deliver the payments required to be made at Closing in accordance with Section 2.2;
(ii)   the Buyer shall deliver, or cause to be delivered the Buyer Class V Voting Stock in accordance with Section 2.1;
(iii)   Buyer shall deliver to Sellers the Assignment Agreement, duly executed by Buyer;
(iv)   Buyer shall deliver to Sellers the Redemption Agreement, duly executed by Buyer;
(v)   the Buyer shall deliver to Sellers the Company A&R LLCA, duly executed by the Buyer and the Company;
(vi)   the Buyer shall deliver to Sellers the Tax Receivable Agreement, duly executed by the Buyer;
(vii)   the Buyer shall deliver to Sellers the Investor Rights Agreement, duly executed by the Buyer and Sponsor;
(viii)   the Buyer shall deliver to Sellers the Standstill Agreement, duly executed by the Buyer, the Sponsor and the Founder Holders (as defined in the Standstill Agreement);
(ix)   the Buyer shall deliver to Sellers evidence that the Domestication is complete and effective;
(x)   the Buyer shall deliver to Sellers evidence that, immediately after the Closing, the Buyer Board is comprised of ten (10) directors and that the Seller Directors (as defined in the Investor Rights Agreement) have been appointed to the Buyer Board;
(xi)   the Buyer will cause those members of the Buyer Board that is in existence immediately following the Closing and nominated by the Sponsor to deliver signature pages to a written consent of Buyer that adopts both the Pubco Dividend Policy and the Company Distribution Policy, each to be held in escrow pending the consummation of the Closing; and
(xii)   the Buyer shall deliver to the Company the Lissette Offer Letter, duly executed by the Buyer.
Section 2.8   Withholding and Wage Payments.
(a)   The Buyer and the Company shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount otherwise payable under this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of applicable Laws; provided, however, that except with respect to compensation paid to any payee who is an employee of any of the Utz Companies, the relevant payor will reasonably cooperate with the relevant payee prior to the making of such deductions and withholding payments to determine whether any such deductions or withholding payments (other than with respect to compensatory payments or any deduction or withholding required by reason of the Sellers’ failure to timely provide the W-9s) are required under applicable Law and in obtaining any available exemption or reduction of, or otherwise minimizing to the extent permitted by applicable Law, such deduction and withholding. To the extent that such withheld amounts are paid over to or deposited with the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made. The Buyer and the Sellers acknowledge that no withholding is required under applicable U.S. federal income Tax Law as in effect as of the Effective Date (other than with respect to compensatory payments or any deduction or withholding required by reason of the Sellers’ failure to timely provide the W-9s) with respect to any amounts payable by the Buyer to the Sellers under this Agreement.
(b)   Notwithstanding the foregoing, to the extent that any amount payable pursuant to this Agreement needs to be paid to any employee or similar Person of any Utz Company that constitutes “wages” or other relevant compensatory amount, such amount shall be deposited in the payroll account of the applicable Utz Company and the amounts due to such employee or similar Person (net of any required Tax withholding) shall be paid to such Person pursuant to the next practicable scheduled payroll of the applicable Utz Company.
ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING THE UTZ COMPANIES
As an inducement to the Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement, except as set forth in the applicable section of the Company and Sellers’ Disclosure Letter, the Company hereby represents and warrants to the Buyer as follows:
Section 3.1   Organization; Authority; Enforceability.   Each Utz Company is (a) duly organized or formed, validly existing, and in good standing (or the equivalent) under the Laws of its jurisdiction of organization or formation, (b) qualified to do business and is in good standing (or the equivalent) in the jurisdictions in which the conduct of its business or locations of its assets and/or properties makes such qualification necessary, except where the failure to be so qualified to be in good standing (or the equivalent) would not have a Material Adverse Effect and (c) each Utz Company has the requisite corporate or limited liability company, as the case may be, power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted. The Company has the limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The board of managers of the Company has duly approved this Agreement and the Ancillary Agreements to which it is a party and the transactions contemplated hereby and thereby and has duly authorized the execution, delivery and performance of this Agreement by the Company and the Ancillary Agreement to which it is a party. No other limited liability company proceedings on the part of the Company are necessary to approve and authorize the execution, delivery and performance of this Agreement and the Ancillary Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. Correct and complete copies of the Governing Documents of each Utz Company, as in effect on the date hereof, have been made available to the Buyer. Except as set forth on Section 3.1 of the Company and Sellers’ Disclosure Letter, none of the Utz Companies is the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.
Section 3.2   Noncontravention.
(a)   Except as set forth on Section 3.2(a) of the Company and Sellers’ Disclosure Letter or the filings pursuant to Section 7.8, the consummation by the Company of the transactions contemplated by this Agreement and the Ancillary Agreements to which the Company is a party do not (i) conflict with or result in any breach of any of the material terms, conditions or provisions of, (ii) constitute a material default under (whether with or without the giving of notice, the passage of time or both), (iii) result in a material violation of, (iv) give any third party the right to terminate or accelerate, or cause any termination or acceleration of, any material right or material obligation under (v) result in the creation of any Lien upon the Company Units under, (vi) require any approval from, or (vii) require any filing with, (x) any Material Contract or Material Lease, (y) any Governing Document of an Utz Company or (z) any Governmental

Entity under or pursuant to any Law or Order to which any Utz Company is bound or subject, with respect to clauses (x) and (z), which would have a Material Adverse Effect. No Utz Company is in violation of any of the Governing Documents of such Utz Company.
(b)   Except as set forth on Section 3.2(b) of the Company and Sellers’ Disclosure Letter or the filings pursuant to the HSR Act, the consummation of any transaction or series of transactions that would result in Sellers (or their equityholders) no longer owning a majority of the voting power or Equity Interests of the Company, would not (i) conflict with or result in any breach of any of the material terms, conditions or provisions of, (ii) constitute a material default under (whether with or without the giving of notice, the passage of time or both), (iii) result in a material violation of, (iv) give any third party the right to terminate or accelerate, or cause any termination or acceleration of, any material right or material obligation under, (v) result in the creation of any Lien upon the Company Units under, (vi) require any approval from, or (vii) require any filing with, any Material Contract or Material Lease which would have a Material Adverse Effect.
Section 3.3   Capitalization.
(a)   Section 3.3(a) of the Company and Sellers’ Disclosure Letter sets forth with respect to each Utz Company, (i) its name and jurisdiction of organization or formation, (ii) its form of organization or formation and (iii) the Equity Interests issued by each Utz Company (including the number and class (as applicable) of vested and unvested Equity Interests) and the record and beneficial ownership (including the percentage interests held thereby) thereof. The Equity Interests set forth on Section 3.3(a) of the Company and Sellers’ Disclosure Letter comprise all of the capital stock, limited liability company interests or other equity interests, as applicable, of the Utz Companies that are issued and outstanding as of the Effective Date and, except for any grants or issuances of Phantom Units under the LTIP permitted pursuant to Section 6.1(a) of the Company and Sellers’ Disclosure Letter, immediately prior to giving effect to the transactions occurring on the Closing Date set forth in this Agreement and in the Ancillary Agreements.
(b)   Except as (x) set forth on Section 3.3(b) of the Company and Sellers’ Disclosure Letter, or (y) set forth in this Agreement, the Ancillary Agreements or the Governing Documents of the Utz Companies:
(i)   there are no outstanding options, warrants, Contracts, calls, puts, rights to subscribe, conversion rights or other similar rights to which any Utz Company is a party or which are binding upon any Utz Company providing for the offer, issuance, redemption, exchange, conversion, voting, transfer, disposition or acquisition of any of its Equity Interests;
(ii)   none of the Utz Companies is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Equity Interests;
(iii)   none of the Utz Companies is a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of its Equity Interests;
(iv)   there are no contractual equityholder preemptive or similar rights, rights of first refusal, rights of first offer or registration rights in respect of Equity Interests of any of the Utz Companies to which any Utz Company is a party;
(v)   none of the Utz Companies has violated in any material respect any applicable securities Laws or any preemptive or similar rights created by Law, Governing Document or Contract to which such Utz Company is a party in connection with the offer, sale or issuance of any of its Equity Interests; and
(vi)   other than pursuant to existing credit facilities of the Utz Companies, there are no contractual restrictions which prevent the payment of dividends or distributions by any of the Utz Companies.
(c)   All of the issued and outstanding Equity Interests of the Utz Companies (including the Acquired Company Units and Exchanged Company Units) have been duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereto, and were not issued in violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions (other than Securities Liens and other than as set forth in the Governing Documents of the Utz Companies) or similar rights of any Person or applicable Law, other than in each case Securities Liens. Upon delivery of and payment for the Acquired Company Units at the Closing and redemption of the Exchanged Company Units at the Closing, (i) Buyer will acquire good and valid title to all of the Acquired Company Units and Acquired Restricted Company Units, free and clear of any Liens (other than Securities Liens and other than as set forth in the Company’s LLCA) and (ii) the Acquired Company Units, the Acquired Restricted Company Units, together with the Retained Company Units and Retained Restricted Company Units, will represent all of the Equity Interests of the Company, other than as set forth in the Company’s LLCA.
(d)   Except as set forth on Section 3.3(d) of the Company and Sellers’ Disclosure Letter, no Utz Company currently owns, directly or indirectly, any Equity Interests in any Person (other than another Utz Company).
Section 3.4   Financial Statements; No Undisclosed Liabilities.
(a)   Attached as Section 3.4(a) of the Company and Sellers’ Disclosure Letter are the following financial statements (collectively, the “Financial Statements”):
(i)   the unaudited combined balance sheet of the Company and its Subsidiaries and certain Affiliates of the Company identified in the notes thereto as of December 29, 2019 (the “Latest Balance Sheet”) and the related unaudited combined statements of income, equity and cash flows for the fiscal year then ended, together with the notes thereto (collectively with the Latest Balance Sheet, the “Unaudited Financial Statements”);
(ii)   the audited combined financial statements of the Company and its Subsidiaries and certain Affiliates of the Company identified in the notes thereto as of December 29, 2019, December 30, 2018 and December 31, 2017, consisting of the audited combined balance sheets and the related audited combined statements of income, equity and cash flows for the fiscal years ended on such dates, together with all related notes and schedules thereto, accompanied by the reports thereon of the Utz Companies’ independent auditors (the “Audited Financial Statements”); and
(iii)   the financial statements for any “business” within the meaning of Rule 11-01(d) of Regulation S-X of the SEC acquired by any Utz Company that is required pursuant to SEC rules and regulations or the abbreviated financial statements for any such “business” as permitted by the SEC pursuant to a waiver letter, as applicable, for the applicable periods required thereunder (the “Other Financial Statements”).
(b)   Except as set forth on Section 3.4(b) of the Company and Sellers’ Disclosure Letter, the Financial Statements were and the PCAOB Financial Statements will be derived from the books and records of the Utz Companies, which books and records are, in all material respects, correct and complete and have been maintained in all material respects in accordance with commercially reasonable business practices. Except as set forth on Section 3.4(b) of the Company and Sellers’ Disclosure Letter, each of the Financial Statements has been and the PCAOB Financial Statements will be prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods indicated and in accordance with Regulation S-X of the SEC (except (x) as otherwise noted therein, (y) that the Unaudited Financial Statements do not include footnotes and disclosures required by GAAP, and (z) that the Unaudited Financial Statements do not include all year-end adjustments required by GAAP). Each of the Financial Statements fairly presents and the PCAOB Financial Statements will fairly present, in all material respects, the combined assets, liabilities, equity, cash flow and financial condition as of the respective dates thereof and the operating results of the Utz Companies for the periods covered thereby (except (x) as otherwise noted therein, (y) that the Unaudited Financial Statements do not include footnotes and disclosures required by GAAP, and (z) that the Unaudited Financial Statements do not include all year-end adjustments required by GAAP).
(c)   Each of the independent auditors for the Utz Companies, with respect to their report as included in the Audited Financial Statements and as will be included in the PCAOB Financial Statements, is an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC and, with respect to the PCAOB Financial Statements, the PCAOB, and with respect to their report as included in the Other Financial Statements, is an independent public accounting firm within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC and the American Institute of Certified Public Accountants.

(d)   The Company maintains a system of internal accounting policies and controls sufficient to provide reasonable assurances that (i) transactions are executed in all material respects in accordance with management’s authorization; (ii) all income and expense items are in all material respects properly recorded for the relevant periods in accordance with the policies maintained by the Utz Companies; and (iii) financial statements and reports for external purposes are prepared in all material respects in accordance with GAAP (“Internal Controls”). The Company has not identified in writing and has not received written notice from an independent auditor of (x) any significant deficiency or material weakness in the system of Internal Controls utilized by the Utz Companies, (y) any facts, that in their totality, reasonably constitute Fraud that involves the Utz Companies’ management or other employees who have a role in the preparation of financial statements or the Internal Controls utilized by the Utz Companies, or (z) any claim or allegation regarding any of the foregoing. There are no significant deficiencies or material weaknesses in the design or operation of the Internal Controls over financial reporting that would reasonably be expected to adversely affect, in a material manner, the Company’s ability to record, process, summarize and report financial information, and, to the Knowledge of the Company, there are no facts, that in their totality, reasonably constitute actual and intentional common law fraud committed by Sellers or any of their Affiliates (other than an Utz Company), the management of any Utz Company or any other Person which actual and intentional common law fraud involves any Utz Company or their respective management, employees, assets or operations.
(e)   The Utz Companies have no material Liabilities that are required to be disclosed on a balance sheet in accordance with GAAP, other than (i) Liabilities set forth in or reserved against in the Financial Statements or the notes thereto or books and records of the Utz Companies; (ii) Liabilities which have arisen after the date of the Latest Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, or was caused by any breach of warranty, breach of Contract or infringement or violation of Law); (iii) Liabilities arising under this Agreement, the Ancillary Agreements and/or the performance by the Company of its obligations hereunder or thereunder or incurred in connection with the transactions contemplated by this Agreement; or (iv) for fees, costs and expenses for advisors and Affiliates of the Utz Companies, including with respect to legal, accounting or other advisors incurred by the Utz Companies in connection with the transactions contemplated by this Agreement.
(f)   No Utz Company maintains any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities and Exchange Commission.
Section 3.5   No Material Adverse Effect.   Since December 30, 2019 through the Effective Date, there has been no Material Adverse Effect.
Section 3.6   Absence of Certain Developments.   Except as set forth on Section 3.6 of the Company and Sellers’ Disclosure Letter, since December 30, 2019, (a) each Utz Company has conducted its business in all material respects in the Ordinary Course of Business and (b) no Utz Company has taken (or has had taken on its behalf) any action that would, if taken after the Effective Date, require the Buyer’s consent under Section 6.1(a).
Section 3.7   Real Property.
(a)   Set forth on Section 3.7(a) of the Company and Sellers’ Disclosure Letter is the address of each Owned Real Property. With respect to each Owned Real Property: (i) the applicable Utz Company has good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all Liens other than Permitted Liens; (ii) except as set forth on Section 3.7(a)(ii) of the Company and Sellers’ Disclosure Letter, no Utz Company leases or otherwise grants to any Person (other than to another Utz Company) the right to use or occupy such Owned Real Property; and (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property. Except as set forth on Section 3.7(a)(iii) of the Company and Sellers’ Disclosure Letter, no Utz Company is a party to any agreement to purchase any real property or interest therein.
(b)   Set forth on Section 3.7(b) of the Company and Sellers’ Disclosure Letter is a correct and complete list (with the address) of all Leases for each Leased Real Property which provides for a current monthly base rent of more than $25,000 (the “Material Leases”). Except as set forth on Section 3.7(b) of the Company and Sellers’ Disclosure Letter, with respect to each of the Material Leases (i) no Utz Company subleases, licenses or otherwise grants to any Person the right to use or occupy the Leased Real Property or any portion thereof; and (ii) the applicable Utz Company’s possession and quiet enjoyment of the Leased Real Property under such Material Lease, to the extent applicable, is not being disturbed. Each applicable Utz Company has made available to the Buyer a correct and complete copy of all Material Leases.
(c)   The Owned Real Property listed in Section 3.7(a) of the Company and Sellers’ Disclosure Letter, and the Leased Real Property comprise all of the real property used in the business of the Utz Companies.
(d)   The buildings, material building components, structural elements of the improvements, roofs, foundations, parking and loading areas, mechanical systems (including all heating, ventilating, air conditioning, plumbing, electrical, elevator, security, utility and fire/life safety systems) (collectively, the “Improvements”) included in the Owned Real Property and, to the Knowledge of the Company, the Leased Real Property are, in all material respects, in good working condition and repair (ordinary wear and tear excepted) and sufficient in all material respects for the operation of the business by each Utz Company as currently conducted, subject to any deferred maintenance. To the Knowledge of the Company, since the Lookback Date, no Utz Company has received written notice of (i) any condemnation, eminent domain or similar Proceedings affecting any parcel of Owned Real Property or the Material Leases comprising the Leased Real Property; (ii) any special assessment or pending improvement liens to be made by any Governmental Entity; or (iii) material violations of any building codes, zoning ordinances or governmental regulations or covenants or restrictions affecting any Owned Real Property or the Material Leases comprising the Leased Real Property.
(e)   To the Knowledge of the Company, all water, gas, electrical, stream, compressed air, telecommunication, sanitary and storm sewage lines and other utilities and systems servicing each parcel of Owned Real Property and Leased Real Property are sufficient in all material respects for the continued operation of the business of each applicable Utz Company as currently conducted on such Owned Real Property or Leased Real Property.
(f)   Except as set forth on Section 3.7(f) of the Company and Sellers’ Disclosure Letter, to the Knowledge of the Company, since the Lookback Date, no portion of the Owned Real Property or Leased Real Property has suffered damage by fire or other casualty loss, which has not been repaired and restored in all material respects.
Section 3.8   Tax Matters.   Except as set forth on Section 3.8 of the Company and Sellers’ Disclosure Letter:
(a)   Each Seller and Utz Company has timely filed all income and other material Tax Returns required to be filed by it pursuant to applicable Laws (taking into account any validly obtained extensions of time within which to file). All income and other material Tax Returns filed by each of the Sellers and Utz Companies are correct and complete in all material respects and have been prepared in material compliance with all applicable Laws. All material amounts of Taxes due and payable by each of the Sellers and Utz Companies for which the applicable statute of limitations remains open have been timely paid (whether or not shown as due and payable on any Tax Return). Each Seller and Utz Company has timely and properly withheld and paid to the applicable Taxing Authority all material amounts of Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party and all material sales, use, ad valorem and value added Taxes and has otherwise complied in all material respects with all applicable Laws relating to such withholding and payment of Taxes.
(b)   No written claim has been made by a Taxing Authority in a jurisdiction where a Seller or an Utz Company does not file a particular type of Tax Return, or pay a particular type of Tax, that such Seller or Utz Company is or may be subject to taxation of that type by, or required to file that type of Tax Return in, that jurisdiction, which claim has not been settled or resolved. The Income Tax Returns made available to the Buyer reflect all of the jurisdictions in which Sellers and the Utz Companies are required to remit material amounts of Income Tax.
(c)   There is no Tax Proceeding currently being conducted or pending with respect to any Taxes or Tax Returns of or with respect to any Seller or any Utz Company, and, to the Knowledge of the Company and to the Knowledge of the Sellers, no such Tax Proceeding has been threatened that has not been settled or resolved. No Seller or Utz Company has commenced a voluntary disclosure proceeding in any jurisdiction that has not been resolved or settled. All material deficiencies for Taxes asserted or assessed in writing against any Seller or Utz Company have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn, and, to the Knowledge of the Company and to the Knowledge of the Sellers, no such deficiency has been threatened or proposed against any Seller or Utz Company.
(d)   There are no outstanding agreements or other documents extending or waiving the statute of limitations applicable to any Tax or Tax Return with respect to any Seller or Utz Company or extending a period of collection, assessment or deficiency for Taxes due from or with respect to any Sellers or Utz Company, which period (after giving effect to such extension or waiver) has not yet expired, and no request for any such waiver or extension is currently pending. No Utz Company is the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Governmental Entity) within which to file any Tax Return not previously filed. No private letter ruling, administrative relief, technical advice, or other similar ruling or request has been granted or issued by, or is pending with, any Governmental Entity that relates to any Taxes or Tax Returns of any Utz Company that would have a material adverse effect on any Utz Company following the date of the Latest Balance Sheet.
(e)   No Seller or Utz Company has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of U.S. state or local or non-U.S. Tax Law).
(f)   Each of the Utz C Corp Entities is (and has been at all times since its direct or indirect acquisition by an Utz Company) properly treated as a C corporation for U.S. federal and all applicable state and local income Tax purposes. Except for the Utz C Corp Entities, Kennedy Endeavors, LLC, Flamingo Holdings, LLC, Good Health Natural Products, LLC and Condor Snack Foods LLC, each Company Subsidiary is (and has been at all times since its direct or indirect acquisition by an Utz Company) properly treated as an entity disregarded as separate from either Seller, the Company or SRS Leasing, LLC for U.S. federal and all applicable state and local income Tax purposes. Kennedy Endeavors, Incorporated was properly treated as a C corporation for U.S. federal and all applicable state and local income Tax purposes from the time of its acquisition by Utz Quality Foods, LLC until its conversion into Kennedy Endeavors, LLC, and Kennedy Endeavors, LLC is (and has been at all times since the consummation of such conversion) properly treated as an entity disregarded as separate from either Series U or the Company for U.S. federal and all applicable state and local income Tax purposes. Good Health Natural Products, Inc. was properly treated as a C corporation for U.S. federal and all applicable state and local income Tax purposes from the time of its acquisition by an Utz Company until its conversion into Good Health Natural Products, LLC and Good Health Natural Products, LLC, is (and has been at all times since the consummation of such conversion) properly treated as an entity disregarded as separate from Series U or the Company for U.S. federal and all applicable state and local income Tax purposes. Condor Snack Company was properly treated as a C corporation for U.S. federal and all applicable state and local income Tax purposes from the time of its acquisition by GH Pop Holdings, LLC, a subsidiary of Utz Quality Foods, Inc., until its tax classification changed to a qualified subchapter S subsidiary of Utz Quality Foods, Inc. and subsequent conversion to a limited liability company (renamed “Condor Snack Foods, LLC”) and Condor Snack Foods, LLC is (and has been at all times since the consummation of such conversion) properly treated as an entity disregarded as separate from Utz Quality Foods, Inc., Series U or the Company for U.S. federal and all applicable state and local income Tax purposes. The Company was for its entire existence until the consummation of Step 2 of the Restructuring properly treated as an entity disregarded as separate from Series U for U.S. federal and all applicable state and local income Tax purposes, and the Company is (and has been at all times since the consummation of Step 2 of the Restructuring) properly treated as a partnership for U.S. federal and all applicable state and local income Tax purposes. Flamingo Holdings, LLC is (and has been for its entire existence) classified as an entity that is disregarded as separate from either Heron Holding Corporation or Kitchen Cooked, Inc. for U.S. federal and all applicable state and local income Tax purposes. Each Seller is (and has been at all times since September 21, 2016) properly treated as a separate partnership (as opposed to Sellers together being treated as a single partnership) for U.S. federal and all applicable state and local income Tax purposes, and from September 14, 2016 (the date of Sellers’ formation ) until September 21, 2016, each Seller was a disregarded entity for U.S. federal and applicable state and local income Tax purposes. Rice Investments, LP was at all times from January 31, 2004 until immediately prior to the consummation of Step 2 of the Restructuring, and SRS Leasing, LLC was at all times from April 14, 1983 until immediately prior to the consummation of Step 1 of the Restructuring, properly treated as a partnership for U.S. federal and all applicable state and local income Tax purposes. The Company is (and has been at all times since the consummation of Step 2 of the Restructuring) a partnership continuation of Rice Investments, LP for purposes of Section 708 of the Code. SRS Leasing, LLC did not continue as a partnership for purposes of Section 708 of the Code following the consummation of Step 1 of the Restructuring. UM-R Intermediate, LLC was for its entire existence until the consummation of Step 2 of the Restructuring properly treated as an entity disregarded as separate from Series R for U.S. federal and all applicable state and local income Tax purposes. UQF Holdings, Inc. is and has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code and any comparable provision of state or local Law at all times during its existence. Utz Quality Foods, Inc. was a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code and any comparable provision of state or local Law from March 29, 1998 until its conversion into Utz Quality Foods, LLC. No election has been made (or is pending), and none of Sellers or the Company has any intention to take any action that would reasonably be expected, to change any of the foregoing in this Section 3.8(f).
(g)   No Utz Company will be required to include any material item of income, or exclude any material item of deduction, for any period (or portion thereof) after the Closing Date (determined with and without regard to the transactions contemplated by this Agreement) as a result of: (i) an installment sale transaction occurring on or before the Closing Date governed by Code Section 453 (or any similar provision of state, local or non-U.S. Laws); (ii) a disposition occurring on or before the Closing Date reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Laws); (iii) any prepaid amounts received on or prior to the Closing Date or deferred revenue realized, accrued or received on or prior to the Closing Date; (iv) a change in method of accounting with respect to a Pre-Closing Tax Period that occurs or was requested on or prior to the Closing Date (or as a result of an impermissible method used in a Pre-Closing Tax Period); (v) an agreement entered into with any Governmental Entity (including a “closing agreement” under Code Section 7121) on or prior to the Closing Date; (vi) an election (including a protective election) pursuant to Code Section 108(i) (or any similar provision of state, local, or non-U.S. Laws); or (vii) intercompany transaction occurring or any excess loss account existing on or prior to the Closing Date, in each case described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local, or non-U.S. Laws). No Utz Company uses the cash method of accounting for income Tax purposes or will be or has been required to make any payment after the date of the Latest Balance Sheet as a result of an election under Section 965 of the Code (or any similar provision of state, local, or non-U.S. Laws). No Utz Company has any “long-term contracts” that are subject to a method of accounting provided for in Code Section 460 or has any deferred income pursuant to IRS Revenue Procedure 2004-34, Treasury Regulation Section 1.451-5, Section 455 of the Code, or Section 456 of the Code (or any corresponding provision of state or local Law). No Utz Company owns or has owned in the last two (2) years an interest in any Flow-Thru Entity (other than an interest in Rice Investments, LP).
(h)   There is no Lien for Taxes on any of the assets of any Utz Company, other than Liens for Taxes not yet due and payable.
(i)   No Utz Company has any liability for Taxes of any other Person (other than any Utz Company) as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Laws), successor liability, transferee liability, joint or several liability, by contract, by operation of Law, or otherwise (other than pursuant to an Ordinary Course Tax Sharing Agreement). No Utz Company is party to or bound by any Tax Sharing Agreement, except for any Ordinary Course Tax Sharing Agreement (and except that the Company’s LLCA provides for the payment of Tax Distributions). All amounts payable by any Utz Company with respect to (or reference to) Taxes pursuant to any Ordinary Course Tax Sharing Agreement have been timely paid in accordance with the terms of such contracts.
(j)   The unpaid Taxes of the Utz Companies (i) did not, as of the date of the Latest Balance Sheet, materially exceed the reserves for Tax liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) included in the Latest Balance Sheet and (ii) do not materially exceed such reserves as adjusted for the passage of time through the Closing Date in accordance with the past practices of the Utz Companies in filing their Tax Returns.
(k)   No Utz Company is organized in any jurisdiction outside of the United States. No Utz Company (i) has or has had in the last five (5) years an office, permanent establishment, branch or taxable presence outside the United States or (ii) is or has been in the last five (5) years a resident for Tax purposes in any jurisdiction outside the United States.
(l)   Neither Seller is a foreign person within the meaning of Code Section 1445 or Code Section 1446(f).
(m)   No Utz Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was governed, or intended or reported to be governed, in whole or in part by Section 355 or Section 361 of the Code in the past two (2) years or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code Section 355(e)) that includes the transactions contemplated by this Agreement.
(n)   No election has been made under Treasury Regulation Section 301.9100-22 (or any similar provision of state, local, or non-U.S. Laws) with respect to any Utz Company.
(o)   For U.S. federal income Tax purposes, each step of the Restructuring qualifies for the intended tax treatment indicated for such step on Section 3.19 of the Company and Sellers’ Disclosure Letter (the “Restructuring Intended Tax Treatment”).
(p)   Each of the Company and Sellers have a valid election under Section 754 of the Code (and any similar provision of state, local or non-U.S. Law) in effect, and such elections will remain in effect for any taxable period that includes the Closing Date.
(q)   Neither Seller is a related person (within the meaning of Code Section 197(f)(9)(C) and Treasury Regulations Section 1.197-2(h)(6)) to the Buyer. No Section 197 intangible (within the meaning of Section 197 of the Code) of any of the Utz Companies will be subject to the anti-churning rules of Section 197(f)(9) of the Code or Treasury Regulations Section 1.197-2(h) as a result of the transactions contemplated by this Agreement.
Section 3.9   Contracts.
(a)   Except as set forth on Section 3.9(a) of the Company and Sellers’ Disclosure Letter, no Utz Company is a party to, or bound by, any (other than any Contracts that are no longer in effect and under which no Utz Company has any continuing material Liability):
(i)   collective bargaining agreement;
(ii)   Contract with any Material Customer or Material Supplier;
(iii)   Material Lease;
(iv)   (x) Contract for the employment or engagement of any directors, officers, employees or individual independent contractors (other than IO Contracts) providing for an annual base compensation in excess of $200,000 (other than “at-will” Contracts that may be terminated upon thirty (30) days’ or less notice without the payment of severance, other than severance or termination payments required by Law), (y) Contract providing for severance payments in excess of $200,000, in the aggregate, or (z) Contract requiring the payment of any compensation by any Utz Company that is triggered (in whole or in part) as a result of the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements;
(v)   Contract (other than IO Contracts) under which any Utz Company has created, incurred, assumed or borrowed any money or issued any note, indenture or other evidence of Indebtedness or guaranteed Indebtedness of others, in each case having an outstanding principal amount in excess of $7,500,000 (other than borrowings under the existing credit facilities of the Utz Companies);

(vi)   written license or royalty Contract licensing-in to any Utz Company any Intellectual Property, other than Contracts (w) relating to or concerning commercially available Software, software-as-a-service services, platform-as-a-service services, and/or infrastructure-as-a-service services licensed for less than $750,000 in annual fees; (x) that are immaterial to the business of the Utz Companies; (y) that include a license in of any Intellectual Property pursuant to stock, boilerplate, or other generally non-negotiable terms, such as, for example, website and mobile application terms and conditions or terms of use, stock photography licenses, and similar Contracts; or (z) whereby Intellectual Property is implicitly licensed;
(vii)   written license or royalty Contract licensing out any Owned Intellectual Property to any Person (other than another Utz Company), other than Contracts (w) that are immaterial to the business of the Utz Companies; (x) that include a license out of any Intellectual Property pursuant to stock, boilerplate, or other generally non-negotiable terms, such as, for example, website and mobile application terms and conditions or terms of use, stock photography licenses, and similar Contracts; (y) whereby Intellectual Property is implicitly licensed or licensed to service providers, subcontractors, or suppliers of any Utz Company; or (x) entered into in the Ordinary Course of Business;
(viii)   Contract that the Company reasonably expects will require aggregate future payments to or from any Utz Company in excess of $10,000,000 in the 12-month period following Closing, other than those that can be terminated without material penalty by such Utz Company upon ninety (90) days’ notice or less and can be replaced with a similar Contract on materially equivalent terms in the Ordinary Course of Business; provided that the listing of a Contract on Section 3.9(a)(viii) of the Company and Sellers’ Disclosure Letter is not a representation or warranty that such Contract will actually require aggregate future payments in such period in excess of $10,000,000;
(ix)   joint venture, partnership or similar Contract;
(x)   other than this Agreement, Contract for the sale or disposition of any material assets or Equity Interests of any Utz Company with an aggregate fair market value greater than $5,000,000 (other than those providing for sales or dispositions of (x) assets and inventory in the Ordinary Course of Business, (y) assets no longer used in the businesses of the Utz Companies, and (z) non-exclusive licenses or sublicenses of Intellectual Property in the Ordinary Course of Business), in each case, under which there are material outstanding obligations of the applicable Utz Company (including any sale or disposition agreement that has been executed, but has not closed);
(xi)   Contract (other than IO Contracts) that limits or restricts, or purports to limit or restrict, any Utz Company (or after the Closing, the Buyer or any Utz Company) from (x) engaging or competing in any line of business or material business activity in any jurisdiction or (y) acquiring any product or asset or receiving services from any Person or selling any product or asset for any Person;
(xii)   Contract that provides for any Utz Company to be an exclusive provider of any material product to any Person;
(xiii)   Contract that contains (x) a “most favored nation” provision with respect to any Person; (y) a provision providing for the sharing of any revenue or cost-savings with any other Person; or (z) “minimum purchase” requirements in which the Company reasonably expects will require aggregate future payments from any Utz Company in excess of $1,000,000 in the 12-month period following Closing;
(xiv)   Contract involving the payment of any earn-out or similar contingent payment;
(xv)   Contract involving the settlement, conciliation or similar agreement of any Proceeding or threatened Proceeding (y) involving payments (exclusive of attorney’s fees) in excess of $2,000,000 in any single instance or in excess of $5,000,000 in the aggregate, or (z) that by its terms limits or restricts any Utz Company from engaging or competing in any line of business in any jurisdiction;
(xvi)   Contract requiring any capital commitment or capital expenditure (or series of capital commitments or expenditures) by any Utz Company in an amount in excess of $5,000,000 annually or $10,000,000 over the life of the Contract;

(xvii)   Contract that relates to the future acquisition of material assets or properties by any Utz Company (including the acquisition of any business, stock or material assets of any Person or any real property and whether by merger, sale of stock, sale of assets or otherwise), except for (x) any agreement related to the transactions contemplated by this Agreement, (y) any non-disclosure, indications or interest, term sheets, letters of intent or similar agreements entered into in connection with such acquisitions, and (z) any agreement for the purchase of inventory or other assets in the Ordinary Course of Business;
(xviii)   Contract (other than IO Contracts) requiring any Utz Company to guarantee the Liabilities of any Person (other than any other Utz Company) or pursuant to which any Person (other than an Utz Company) has guaranteed the Liabilities of an Utz Company;
(xix)   material interest rate, currency, or other hedging Contracts;
(xx)   Contract for the acquisition of any material business of a third party (whether by merger, acquisition of Equity Securities or acquisition of all or substantially all its assets) pursuant to which the Company has material continuing obligations following the Effective Date; or
(xxi)   Contract set forth on Section 3.24(a) of the Company and Sellers’ Disclosure Letter.
(b)   Except as set forth on Section 3.9(b) of the Company and Sellers’ Disclosure Letter, each Contract listed on Section 3.9(a) of the Company and Sellers’ Disclosure Letter (each, a “Material Contract”) is in full force and effect and is valid, binding and enforceable against the applicable Utz Company party thereto and, to the Knowledge of the Company, against each other party thereto, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. The Company has made available to the Buyer a copy of each Material Contract. With respect to all Material Contracts, none of the Utz Companies or, to the Knowledge of the Company, any other party to any such Material Contract is in breach or default thereunder, which breach or default would have a Material Adverse Effect (or is alleged in writing to be in breach or default thereunder, which breach or default would have a Material Adverse Effect), and there does not exist under any Material Contract any event or circumstance which, with the giving of notice or the lapse of time (or both), would constitute such a breach or default by any Utz Company thereunder (which breach or default would have a Material Adverse Effect) or any other party to such Material Contract (which breach or default would have a Material Adverse Effect). During the last twelve (12) months, no Utz Company or any Seller has received any written, or to the Knowledge of the Company, oral claim or notice of breach of or default under any such Material Contract (which breach or default would have a Material Adverse Effect).
(c)   Set forth on Section 3.9(c) of the Company and Sellers’ Disclosure Letter is a list of the top ten (10) dollar volume customers of the Utz Companies (on a combined basis) for the fiscal year ended December 29, 2019 (each, a “Material Customer”). Since December 30, 2019, no such Material Customer has canceled, terminated or materially and adversely altered its relationship with any Utz Company (in each case, which would have a Material Adverse Effect) or, to the Knowledge of the Company, threatened in writing to cancel, terminate or materially and adversely alter its relationship with any Utz Company (in each case, which would have a Material Adverse Effect). There have been no disputes between any Utz Company and any Material Customer since the Lookback Date which would have a Material Adverse Effect. None of the Material Customers has notified any Utz Company in writing of any intention or plan to remove any of the Utz Companies’ products from its shelf in store(s) or listings online which would have a Material Adverse Effect, reduce any shelf space currently allocated to the Utz Companies’ products which would have a Material Adverse Effect or otherwise reduce the number or types of Utz Companies’ products that such Material Customer will carry which would have a Material Adverse Effect.
(d)   Set forth on Section 3.9(d) of the Company and Sellers’ Disclosure Letter is a list of the Material Suppliers. Since December 30, 2019, no such Material Supplier has canceled, terminated or materially and adversely altered its relationship with any Utz Company (in each case, which would have a Material Adverse Effect) or, to the Knowledge of the Company, threatened to cancel, terminate or materially and adversely alter its relationship with any Utz Company (in each case, which would have a Material Adverse Effect). There have been no disputes between any Utz Company and any Material Supplier since the Lookback Date which would have a Material Adverse Effect.

(e)   No Utz Company is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any Equity Interests of another Person which is not an Utz Company.
Section 3.10   Intellectual Property.
(a)   Except as set forth on Schedule 3.10(a)(i) of the Company and Sellers’ Disclosure Letter, since the Lookback Date, the former and current products and operation of the business of the Utz Companies, in each case as advertised, marketed, offered for sale, sold, or performed (as applicable) in the United States, have not, in any material respect, infringed, misappropriated or otherwise violated, and do not currently, in any material respect, infringe, misappropriate or otherwise violate, any Intellectual Property rights of any Person, and, since the Lookback Date, no Utz Company has received any written charge, complaint, claim, demand, or notice alleging any such material infringement, misappropriation or other violation (including any claim that such Utz Company must license or refrain from using any material Intellectual Property rights of any Person) or challenging the ownership, registration, validity or enforcement of any Owned Intellectual Property. To the Knowledge of the Company, except as set forth on Schedule 3.10(a)(ii) of the Company and Sellers’ Disclosure Letter, no Person is, in any material respect, infringing upon, misappropriating or otherwise violating any Owned Intellectual Property.
(b)   Except as set forth on Schedule 3.10(b)(i) of the Company and Sellers’ Disclosure Letter, each Utz Company owns, or has the valid right to use, all Intellectual Property that is used in and material to the business of such Utz Company as currently conducted. Set forth on Schedule 3.10(b)(ii) of the Company and Sellers’ Disclosure Letter is a listing of each active and subsisting patent issuance, Trademark registration, Internet domain name, and copyright registration, and all active and subsisting applications for patents, Trademarks, and copyrights filed with a Governmental Entity, in each case which is owned by an Utz Company or, with respect to Internet domain names, is registered in the name of an Utz Company. Except as set forth on Section 3.10(b)(iii) of the Company and Sellers’ Disclosure Letter, all the Intellectual Property required to be disclosed on Section 3.10(b)(ii) of the Company and Sellers’ Disclosure Letter is, to the Knowledge of the Company, valid and enforceable, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. Except as set forth on Section 3.10(b)(iv) of the Company and Sellers’ Disclosure Letter, the Owned Intellectual Property is not subject to any outstanding Order restricting the use or licensing thereof by such Utz Company or the business of the Utz Companies. All the Owned Intellectual Property required to be disclosed on Section 3.10(b)(ii) of the Company and Sellers’ Disclosure Letter that is an issued patent, patent application, registration, or application for registration has been maintained effective, subject to any expiration of term under applicable Law, by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees, except in the event the Utz Companies have decided in the exercise of good business judgment not to maintain such application, registration, or issuance.
(c)   Each Utz Company has taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other material confidential information owned by such Utz Company (and any confidential information owned by any Person to whom any of the Utz Companies has a confidentiality obligation). Except as required by Law or as part of any audit or examination by a regulatory authority or self-regulatory authority, no such trade secret or confidential information has been disclosed by any Utz Company to any Person other than to Persons subject to a duty of confidentiality or pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other confidential information by such Person.
(d)   The IT Assets are sufficient in all material respects for the current business operations of the Utz Companies. The Utz Companies have in place disaster recovery and security plans and procedures and have taken reasonable steps to safeguard the availability, security and integrity of the IT Assets owned by the Utz Companies and all confidential or sensitive data and information stored thereon, including from unauthorized access and infection by Unauthorized Code. The Utz Companies have maintained in the Ordinary Course of Business all required licenses and service contracts, including the purchase of a sufficient number of license seats, for all Software material to the operation of the Utz Companies as currently conducted.
(e)   Except as set forth on Section 3.10(e) of the Company and Sellers’ Disclosure Letter, each item of Intellectual Property owned or used by the Utz Companies immediately prior to the Closing will be owned or available for use by the Utz Companies immediately subsequent to the Closing on substantially identical terms and conditions as owned or used by the Utz Companies immediately prior to the Closing.
(f)   Except as set forth on Section 3.10(f) of the Company and Sellers’ Disclosure Letter, the Utz Companies have not experienced any Security Breaches or material Security Incidents since the Lookback Date, and no Utz Company has received any written notices or complaints from any Person regarding such a Security Breach or material Security Incident. No Utz Company has received any written complaint, claim, demand, inquiry or other notice, including a notice of investigation, from any Person (including any Governmental Entity or self-regulatory authority or entity) regarding any of the Utz Companies’ Processing of Personal Information or compliance with applicable Privacy and Security Requirements.
(g)   Except as set forth on Section 3.10(g) of the Company and Sellers’ Disclosure Letter, each Utz Company is, and since the Lookback Date has been, in compliance in all material respects with all applicable Privacy and Security Requirements. The Utz Companies have a valid and legal right (whether contractually, by Law or otherwise) to access or use all Personal Information that is Processed by or on behalf of the Utz Companies in connection with the use and/or operation of its products and business, in the manner such Personal Information is accessed and used by the Utz Companies. The execution, delivery, or performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Utz Companies’ right to own or process any Personal Information used in or necessary for the conduct of the business of the Utz Companies.
(h)   The Utz Companies have implemented reasonable physical, technical and administrative safeguards designed to protect Personal Information in their possession or control from unauthorized access by any Person.
Section 3.11   Information Supplied.   The information supplied by the Company with respect to the Utz Companies for inclusion in the Form S-4, any other document submitted to any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release), which information with respect to the Utz Companies shall be provided by the Company, shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (a) the time such information is filed, submitted or made publicly available, and with respect to information supplied by the Company for inclusion in the Form S-4, such information is not revised by any subsequently filed amendment prior to the time that the Form S-4 is declared effective by the SEC, to the extent such initially included information does not result in Liabilities to the Buyer under the Securities Act or the Securities Exchange Act, (b) the time the Form S-4 is declared effective by the SEC, (c) the time the Form S-4 (or any amendment thereof or supplement thereto) is first mailed to the Buyer Shareholders, or (d) the time of the Buyer Shareholder Meeting (in each case, subject to the qualifications and limitations set forth in the materials provided by the Company or that are included in such filings and/or mailings), except that no warranty or representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Buyer or its Affiliates for inclusion therein.
Section 3.12   Litigation.   Except as set forth on Section 3.12(a) of the Company and Sellers’ Disclosure Letter, there are no Proceedings (or to the Knowledge of the Company, investigations) in which the reasonably expected damages are in excess of $3,000,000 pending or, to the Knowledge of the Company, threatened against any Utz Company or any director or officer of an Utz Company (in their capacity as such), and since the Lookback Date the Utz Companies have not been subject to or bound by any material outstanding Orders. Except as set forth on Section 3.12(b) of the Company and Sellers’ Disclosure Letter, there are no Proceedings in which the reasonably expected damages are in excess of $3,000,000 pending or threatened by any Utz Company against any other Person. There are no material internal investigations by any Utz Company with respect to any employee of an Utz Company.
Section 3.13   Brokerage.   Except as set forth on Section 3.13 of the Company and Sellers’ Disclosure Letter, no Utz Company has any Liability in connection with this Agreement or the Ancillary Agreements, or the transactions contemplated hereby or thereby, that would result in the obligation of any Utz Company or the Buyer to pay any finder’s fee, brokerage or agent’s commissions or other like payments.

Section 3.14   Labor Matters.
(a)   Schedule 3.14(a) sets forth a complete list of all employees of the Utz Companies as of May 29, 2020 and, as applicable, their classification as exempt or non-exempt under the Fair Labor Standards Act, title and/or job description, job location and compensation (base compensation and any bonuses paid with respect to the fiscal year ended December 29, 2019 and the fiscal quarter ended March 29, 2020). All employees of the Utz Companies are legally permitted to be employed by the Utz Companies in the jurisdiction in which such employees are employed in their current job capacities.
(b)   Except as set forth on Section 3.14(b)(i) of the Company and Sellers’ Disclosure Letter, no Utz Company is a party to any collective bargaining agreement with respect to employees of any Utz Company. There are no strikes, work stoppages, slowdowns or other material labor disputes pending or, to the Knowledge of the Company, threatened against any Utz Company, and no such strikes, work stoppages, slowdowns or other material disputes have occurred since the Lookback Date. Except as set forth on Section 3.14(b)(ii) of the Company and Sellers’ Disclosure Letter, since the Lookback Date, (i) no labor union or other labor organization, or group of employees of any Utz Company has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, (ii) there have been no pending or, to the Knowledge of the Company, threatened union organizing activities with respect to employees of any Utz Company, (iii) there has been no actual or, to the Knowledge of the Company, threatened, material unfair labor practice charges, material grievances or other material labor disputes arising under a collective bargaining agreement of any Utz Company. With respect to the transactions contemplated by this Agreement, the Utz Companies have, or prior to the Closing will have, satisfied, in all material respects all notice and bargaining obligations they owe to any unions representing their employees under applicable Law or any collective bargaining agreement of any Utz Company.
(c)   Except as set forth on Section 3.14(c)(i) of the Company and Sellers’ Disclosure Letter and except as would not reasonably be expected to result in material Liabilities to the Utz Companies, the Utz Companies, as well as each third party that is a single employer or joint employer with the Utz Companies with respect to any employees, are, and since the Lookback Date have been, in compliance, in all material respects, with all applicable Laws relating to the employment of labor, including provisions thereof relating to wages and hours, classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and nonexempt employees under the Fair Labor Standards Act and applicable state and local Laws), equal opportunity, employment harassment, discrimination or retaliation, disability rights or benefits, workers’ compensation, affirmative action, collective bargaining, workplace health and safety, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), whistleblowing, plant closures and layoffs (including the WARN Act), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action, unemployment insurance and the payment of social security and other Taxes. Except as set forth on Section 3.14(c)(ii) of the Company and Sellers’ Disclosure Letter, (i) there are no material Proceedings pending or, to the Knowledge of the Company, threatened against any Utz Company by any current or former employee or individual independent contractor of any Utz Company and (ii) since the Lookback Date, none of the Utz Companies has implemented any plant closing or layoff of employees triggering notice requirements under the WARN Act, nor is there presently any outstanding liability under the WARN Act, and no such plant closings or employee layoffs are currently planned or announced.
(d)   Since the Lookback Date, except as would not reasonably be expected to result in material Liabilities to the Utz Companies, no Utz Company has been party to any Proceeding, Order or other dispute involving, or had any Liability with respect to, any single employer, joint employer or co-employer claims or causes of action by any individual who was employed or engaged by a third party and providing services to any Utz Company and each third party providing individuals to any Utz Company on a temporary, seasonal or leased basis are in compliance in all material respects with all applicable labor and employment Laws. The Utz Companies do not have reason to believe they are a single employer, joint employer or co-employer of any individuals with any third party.
(e)   Except as would not reasonably be expected to result in material Liabilities to the Utz Company, since the Lookback Date, (i) each of the Utz Companies has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees; (ii) no Utz Company has been liable for any arrears of wages, compensation or related Taxes, penalties or other sums; (iii) each of the Utz Companies has paid in full to all employees and individual independent contractors all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to or on behalf of such employees and such individual independent contractors; and (iv) to the Knowledge of the Company, each individual who since the Lookback Date has provided or is providing services to any Utz Company, and has been classified as (y) an independent contractor, consultant, leased employee, or other non-employee service provider, or (z) an exempt employee, has been properly classified as such under all applicable Laws including relating to wage and hour and Tax. None of the Utz Companies has any material Liability under any applicable Laws arising out of improperly treating any such individual as a consultant, independent contractor or temporary employee, as applicable, since the Lookback Date, and, to the Knowledge of the Company, no such individual is entitled to any compensation or benefits that such Person has not been afforded under any applicable Laws or benefit plan or program of any Utz Company. None of the Utz Companies has any material liability for any delinquent payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any Utz Company employees (other than routine payments to be made in the Ordinary Course of Business and consistent with past practice).
(f)   To the Knowledge of the Company, no employee or individual independent contractor of any Utz Company is, with respect to his or her employment by or relationship with any Utz Company, in material breach of the terms of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation (i) owed to the Utz Companies; or (ii) owed to any third party with respect to such Person’s employment or engagement by the Utz Companies. No senior executive has provided oral or written notice, and no key employee of any Utz Company has provided written notice, of any present intention to terminate his or her relationship with any Utz Company within the first twelve (12) months following the Closing.
(g)   The Utz Companies are not, and have not been since the Lookback Date: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246, (iii) required to maintain an affirmative action plan or (iv) party to, or bound by, any foreign, federal, state or local government contracts requiring the payment of prevailing wage rates and/or benefits to workers.
(h)   Since the Lookback Date, the Utz Companies have promptly, thoroughly and impartially investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations which have been reported to the appropriate individuals in accordance with the policies and procedures established by the Utz Companies. With respect to each such allegation with potential merit, the Utz Companies have taken prompt corrective action that is reasonably calculated to prevent further improper conduct as was reported to the appropriate individual in accordance with the policies and procedures established by the Utz Companies. The Utz Companies do not reasonably expect any material Liabilities with respect to any such allegations.
Section 3.15   Employee Benefit Plans.
(a)   Section 3.15(a) of the Company and Sellers’ Disclosure Letter sets forth a list of each material Company Employee Benefit Plan. With respect to each Company Employee Benefit Plan, Sellers have made available to the Buyer correct and complete copies of, as applicable, (i) the current plan document (and all amendments thereto), (ii) the most recent summary plan description (with all summaries of material modifications thereto), (iii) the most recent determination, advisory or opinion letter received from the Internal Revenue Service (the “IRS”), (iv) the most recently filed Form 5500 annual report with all schedules and attachments as filed, and (v) all related insurance Contracts, trust agreements or other funding arrangements.
(b)   Except as set forth on Section 3.15(b) of the Company and Sellers’ Disclosure Letter, (i) no Company Employee Benefit Plan provides, and no Utz Company has any current or potential obligation to provide, retiree or post-employment health or life insurance or any other retiree or post-employment welfare-type benefits to any Person other than as required under Section 4980B of the Code or any similar state Law and for which the covered Person pays the full cost of coverage, (ii) no Company Employee Benefit Plan is, and no Utz Company sponsors, maintains or contributes to (or is required to contribute to), or has any Liability under or with respect to a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 or 430 of the Code and (iii) no Utz Company contributes to or has any obligation to contribute to, or has any Liability under or with respect to, any “multiemployer plan,” as defined in Section 3(37) of ERISA. No Company Employee Benefit Plan is (x) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA, or (y) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). No Utz Company has any, or is reasonably expected to have any, Liability under Title IV of ERISA or on account of being considered a single employer under Section 414 of the Code with any other Person.
(c)   Each Company Employee Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has timely received, or may rely upon, a current favorable determination, advisory or opinion letter from the IRS, and nothing has occurred that would reasonably be expected to cause the loss of the tax-qualified status or to materially adversely affect the qualification of such Company Employee Benefit Plan. Each Company Employee Benefit Plan has been established, operated, maintained, funded and administered in accordance in all material respects with its respective terms and in compliance in all material respects with all applicable Laws, including ERISA and the Code. There have been no material “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA that are not otherwise exempt under Section 408 of ERISA and no material breaches of fiduciary duty (as determined under ERISA) with respect to any Company Employee Benefit Plan since the Lookback Date. There is no Proceeding (other than routine and uncontested claims for benefits) pending or, to the Knowledge of the Company, threatened, with respect to any Company Employee Benefit Plan or against the assets of any Company Employee Benefit Plan. The Utz Companies have complied in all material respects with the requirements of the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010 (the “ACA”), and none of the Utz Companies have incurred (whether or not assessed), nor is reasonably expected to incur, any penalty or Tax under the ACA (including with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable) or under Section 4980H, 4980B or 4980D of the Code. With respect to each Company Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made in all material respects in accordance with the terms of the Company Employee Benefit Plan and in all material respects in compliance with the requirements of applicable Law, and all contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued. Except as set forth on Section 3.15(c) of the Company and Sellers’ Disclosure Letter, each participating employer in each of the Company Employee Benefit Plans has properly adopted such Company Employee Benefit Plan in accordance with its terms and applicable Law, and each participating employer in each of the Company Employee Benefit Plans is (and at all relevant times has been) properly treated as a single employer with the plan sponsor and all other participating employers under Section 414 of the Code.
(d)   Except as set forth on Section 3.15(d) of the Company and Sellers’ Disclosure Letter, the consummation of the transactions contemplated by this Agreement, alone or together with any other event will not (i) result in any material payment or benefit becoming due or payable, to any current or former officer, employee, director or individual independent contractor under a Company Employee Benefit Plan or otherwise, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former officer, employee, director or individual independent contractor under a Company Employee Benefit Plan or otherwise, (iii) result in the acceleration of the time of payment, vesting or funding, or forfeiture, of any such benefit or compensation under a Company Employee Benefit Plan or otherwise, (iv) result in the forgiveness in whole or in part of any outstanding loans made by the Utz Companies to any current or former officer, employee, director or individual independent contractor, or (v) limit or restrict the Utz Companies’, the Sellers’ or Buyer’s ability to merge, amend or terminate any Company Employee Benefit Plan.
(e)   No Company Employee Benefit Plan covers employees primarily working outside of the United States.
(f)   Each Company Employee Benefit Plan that is, in any part, a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in compliance with Section 409A of the Code and applicable guidance thereunder. Except as set forth on Section 3.15(f) of the Company and Sellers’ Disclosure Letter, no Person has any right against the Utz Companies to be grossed up for, reimbursed or otherwise indemnified for any Tax or interest imposed under Section 409A of the Code.
(g)   Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in conjunction with any other event, result in the payment of any amount that could, individually or in combination with any other payment, constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code). Except as set forth on Section 3.15(g) of the Company and Sellers’ Disclosure Letter, no Utz Company has agreed to pay, gross up, reimburse or otherwise indemnify any Person for any Tax imposed under Section 4999 of the Code.
(h)   Section 3.15(h) of the Company and Sellers’ Disclosure Letter sets forth, with respect to each Phantom Unit, the “Account Value” and “Gross-Up Payment” amounts (if applicable), as such terms are defined in award agreements under the LTIP, in each case, calculated as of June 30, 2020 as if such date constitutes the date of a “Change in Control” within the meaning of the LTIP.
Section 3.16   Insurance.   The Utz Companies have in effect policies of insurance in amounts and scope of coverage as set forth on Section 3.16 of the Company and Sellers’ Disclosure Letter (the “Insurance Policies”). Each such Insurance Policy is valid, binding and enforceable on the applicable Utz Company in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. All premiums due under such Insurance Policies have been paid in accordance with the terms of such Insurance Policy. All Insurance Policies maintained for the benefit of the Utz Companies are maintained by the Utz Companies. The amount and scope of coverage of the Insurance Policies are customary, adequate and suitable for companies of a similar nature and size operating in the industries that the Utz Companies operate in and such Insurance Policies are sufficient for the current needs of the business of the Utz Companies. No Utz Company is in material breach or material default under, nor has it taken any action or failed to take any action which, with notice or the lapse of time, or both, would constitute a material breach or material default under, or permit a material increase in premium, cancellation, material reduction in coverage, material denial or non-renewal with respect to any Insurance Policy. During the twelve (12) months prior to the Effective Date, no Utz Company has received any written notice of material increase in premium (other than customary annual increases), cancellation, material reduction in coverage, material denial or nonrenewal of any Insurance Policy. Except as set forth on Section 3.16 of the Company and Sellers’ Disclosure Letter, during the twelve (12) months prior to the Effective Date, there have been no material claims by or with respect to the Utz Companies under any Insurance Policy as to which coverage has been denied or disputed in any material respect by the underwriters of such Insurance Policy. Since the date of the Latest Balance Sheet, no Utz Company has (a) failed to maintain in full force and effect any material Insurance Policy or (b) suffered any damage, destruction, theft or casualty loss to its tangible assets in excess of three hundred thousand dollars ($300,000) that is not covered by insurance. Except as set forth on Section 3.16 of the Company and Sellers’ Disclosure Letter, none of the Utz Companies has any self-insurance or co-insurance programs.
Section 3.17   Compliance with Laws; Permits.
(a)   Except as set forth on Section 3.17(a) of the Company and Sellers’ Disclosure Letter, each Utz Company is and, since the Lookback Date has been, in compliance in all material respects with all Laws applicable to the conduct of the business of the Utz Companies and, since the Lookback Date, no uncured written notices have been received by any Utz Company from any Governmental Entity or any other Person alleging a material violation of any such Laws.
(b)   Each Utz Company holds all material permits, licenses, registrations (excluding Intellectual Property registrations and certifications), approvals, consents, accreditations, waivers, exemptions and authorizations of any Governmental Entity and all material food-related quality and safety certifications, required for the ownership and use of its assets and properties or the conduct of their businesses (including for the occupation and use of the Leased Real Property) as currently conducted (collectively, “Permits”) and are in compliance in all material respects with all material terms and conditions of such Permits. All of such Permits are valid and in full force and effect and none of such Permits will be terminated as a result of, or in connection with, the consummation of the transactions contemplated by this Agreement. No Utz

Company is in material default under any such Permit and no condition exists that, with the giving of notice or lapse of time or both, would constitute a material default under such Permit, and no Proceeding is pending or, to the Knowledge of the Company, threatened, to suspend, revoke, withdraw, modify or limit any such Permit in a manner that has had or would reasonably be expected to have a material adverse effect on the ability of the applicable Utz Company to use such Permit or conduct its business.
Section 3.18   Environmental Matters.   Except as set forth on Section 3.18 of the Company and Sellers’ Disclosure Letter, (a) each Utz Company is, and since the Lookback Date has been, in compliance in all material respects with all Environmental Laws; (b) since the Lookback Date, each Utz Company has timely obtained and maintained, and is, and since the Lookback Date has been, in compliance in all material respects with, all permits, licenses, certificates or other authorizations required by Environmental Laws for the occupation of its properties and facilities and the conduct of its business (collectively, the “Environmental Permits”), except where the failure to have such Environmental Permits would not be material, (c) all such Environmental Permits are in full force and effect and there is no pending Proceeding to revoke or materially modify any Environmental Permit; (d) no Utz Company has received any written notice regarding any actual or alleged material violation by any Utz Company of, or material Liabilities of any Utz Company under, any Environmental Laws, the subject of which remains unresolved or under which there are continuing unsatisfied obligations; (e) no Utz Company has used, generated, manufactured, distributed, sold, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released, or exposed any Person to any Hazardous Materials, or owned, leased or operated any property or facility contaminated by, any Hazardous Materials, in each case, that would result in material Liability to any Utz Company; (f) there are no material Proceedings pending or, to the Knowledge of the Company, threatened against any Utz Company under any Environmental Laws; (g) no Utz Company is subject to any material outstanding Order of any Governmental Entity under Environmental Laws; (h) no consent, approval or authorization of or registration or filing with any Governmental Entity is required by Environmental Laws (including the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6, et seq. and the Connecticut Transfer Act, Conn. Gen. Stat. Sections 22a-134 et seq.) or Environmental Permits in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement; and (i) no Utz Company has assumed, undertaken, or provided an unexpired indemnity with respect to any material Liability, in each case under Environmental Laws. The Utz Companies have made available to the Buyer correct and complete copies of all Phase I environmental reports, Phase II environmental reports, environmental health and safety audits or inspections (in the case of such audits or inspections, conducted since the Lookback Date or earlier to the extent any finding contained therein is currently unresolved and material), and material documents related to any Proceeding or unresolved material Liability arising under Environmental Laws relating to any Utz Company or their current or former properties, facilities or operations, that in each case, are in the Utz Companies’ or Sellers’ possession or reasonable control.
Section 3.19   Title to and Sufficiency of Assets; No Bankruptcy.   Each Utz Company has good and marketable title to, or, in the case of leased or subleased assets, a valid and binding leasehold interest in, or, in the case of licensed assets, a valid license in, all of its tangible assets, properties and rights free and clear of all Liens other than Permitted Liens (collectively, the “Assets”). The Assets constitute all of the material tangible assets, properties and rights necessary to conduct the business of the Utz Companies after the Closing, in all material respects, as it has been operated for the six (6) months prior to the Effective Date. As of December 30, 2019, the Restructuring has been consummated in the order set forth on, and otherwise in accordance with the terms of, Section 3.19 of the Company and Sellers’ Disclosure Letter. None of the Utz Companies is the subject of any bankruptcy, dissolution, liquidation, reorganization or similar Proceeding.
Section 3.20   Food Law Compliance.   Except as set forth on Section 3.20 of the Company and Sellers’ Disclosure Letter,
(a)   Since the Lookback Date, no Utz Company (i) has introduced into commerce any product that is adulterated or misbranded, as those terms are defined in the Food Laws, (ii) has in its inventory products that are adulterated or misbranded, (iii) has caused any product in commerce to become adulterated or misbranded, or (iv) has committed a “prohibited act,” as that term is used under Food Laws.
(b)   The food products manufactured or distributed by or for the Utz Companies are, and since the Lookback Date have been, produced, manufactured, labeled, packaged, held, transported, imported,

exported, distributed, marketed, and sold by or for the Utz Companies in compliance in all material respects with all applicable Food Laws including the FDA’s regulations for Current Good Manufacturing Practices, Hazard Analysis and Risk Based Preventive Controls for Food for Humans and Animals, Foreign Supplier Verification Programs, Sanitary Transportation of Food, Mitigation Strategies to Protect Food Against Intentional Adulteration, food additives, and food labeling and claims. Prior to leaving the possession and control of the Utz Companies, all food products manufactured or held by or for any Utz Company are, and since the Lookback Date have been, to the extent applicable and required by Law, manufactured and held in a facility registered at all times with the FDA, operating under a grant of inspection from USDA’s Food Safety and Inspection Service, and otherwise appropriately licensed with all comparable Governmental Entities with jurisdiction such as state and local health authorities.
(c)   The Utz Companies possess a reasonable basis (as that term is defined by the FDA and the FTC) for all claims made about the food products marketed by the Utz Companies currently and since the Lookback Date, including competent and reliable scientific evidence for any health benefit claims for such products.
(d)   Since the Lookback Date, the Utz Companies have not received any written statement, warning, notice, inspection report, complaint or any other document from a Governmental Entity providing notice that any Utz Company may be in violation of any Food Law, and to the Knowledge of the Company, no Governmental Entity is currently investigating any Utz Company with regard to any noncompliance with any Food Law.
Section 3.21   Product Recalls, Liabilities and Warranties.   Except as set forth on Section 3.21(a) of the Company and Sellers’ Disclosure Letter (i) there are no open, pending, or to the Knowledge of the Company, threatened recalls or withdrawals of any product manufactured, co-manufactured, licensed, sold or delivered by the Utz Companies, other than product returns in the Ordinary Course of Business, (ii) to the Knowledge of the Company, there are no facts or circumstances that would cause any Governmental Entity to request or require a product recall, withdrawal, recovery, or other action to quarantine or remove any product manufactured or sold by the Company from the marketplace, and (iii) there are no pending or, to the Knowledge of the Company, threatened, and since the Lookback Date have not been any, material claims not in the Ordinary Course of Business under or pursuant to any warranty, whether expressed or implied, regarding any product manufactured, co-manufactured, licensed, sold or delivered prior to the Closing Date by any Utz Company that are not reserved for in accordance with GAAP in the Latest Balance Sheet. Except as set forth on Section 3.21(b) of the Company and Sellers’ Disclosure Letter, all of the products manufactured, co-manufactured, licensed, sold or delivered by the Utz Companies, have been manufactured, co-manufactured, licensed, sold or delivered in all material respects in conformity with all applicable express warranties and, in all material respects, with all applicable contractual commitments while in their possession or control, and no Utz Company has any material pending warranty claims asserted against it, except for claims which would not have a Material Adverse Effect.
Section 3.22   Accounts Receivable and Payable.
(a)   Sellers have made available to the Buyer a correct and complete list and the aging of all accounts receivable of the Utz Companies as of the Effective Date (“Accounts Receivable”). The Accounts Receivable represent valid obligations and bona fide transactions arising from or relating to sales actually made by the Utz Companies and the Accounts Receivable are, subject to applicable reserves, not subject to any known refunds or adjustments or any defenses or rights of set off or other Liens (other than Permitted Liens). All such Accounts Receivable relate solely to the sale of goods to customers of the Utz Companies, none of whom are Affiliates of any Utz Company. Except to the extent paid prior to the Closing Date, to the Knowledge of the Company the Accounts Receivable are, or will be as of the Closing Date, collectible net of the respective reserve shown in the corresponding line items on the Financial Statements or on the accounting records of Utz Companies as of the Closing Date (which reserves are adequate and calculated consistent with past practice). To the Knowledge of the Company, no Utz Company has received written notice from or on behalf of any obligor of any material Accounts Receivable that such obligor is unwilling or unable to pay a material portion of such Accounts Receivable.
(b)   All accounts payable of the Utz Companies, whether reflected on the Latest Balance Sheet or subsequently created, are valid payables that have arisen from bona fide transactions in the Ordinary

Course of Business of the Utz Companies. Since the date of the Latest Balance Sheet, the Utz Companies have paid their accounts payable in the Ordinary Course of Business, except for those which are being disputed in good faith.
Section 3.23   Trade & Anti-Corruption Compliance.
(a)   Since the Extended Lookback Date, in connection with or relating to the business of the Utz Companies, no Utz Company nor any of its directors, officers, managers, or to the Knowledge of the Company, its employees, agents or third-party representatives (i) has made, authorized, solicited or received any unlawful bribe, rebate, payoff, influence payment or kickback, (ii) has used or is using any corporate funds for any illegal contributions, gifts, entertainment, hospitality, travel or other unlawful expenses, or (iii) has, directly or indirectly, made, offered, authorized, facilitated, received or promised to make or receive, any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to or from any officer of a Governmental Entity or other Person in violation of applicable Anti-Corruption Laws. To the Knowledge of the Company, there are no legal, regulatory, or administrative Proceedings, filings, Orders, or governmental investigations alleging (i) any such payments, contributions, gifts, entertainment, bribes, rebates, kickbacks, financial or other advantages or (ii) any other violation of any Anti-Corruption Law.
(b)   The transactions of the Utz Companies are accurately reflected on their respective books and records in compliance in all material respects with applicable Anti-Corruption Laws.
Section 3.24   Affiliate Transactions.
(a)   Except as set forth on Section 3.24(a) of the Company and Sellers’ Disclosure Letter, (x) there are no Contracts (except for the Governing Documents) between any of the Utz Companies, on the one hand, and any Interested Party (other than another Utz Company) on the other hand and (y) no Interested Party (other than another Utz Company) (i) owes any amount to any Utz Company, (ii) owns any material assets, tangible or intangible, necessary for the conduct of the business of any Utz Company or (iii) owns any interest in, or is a director, officer, or owner of, or lender to or borrower from, or has the right to participate in the profits of, any Person which is a competitor, supplier, customer or landlord of any Utz Company (other than in connection with ownership of less than five percent (5%) of the stock of a publicly traded company) (such Contracts or arrangements described in clauses (x) and (y), “Affiliated Transactions”).
(b)   Except as set forth on Section 3.24(b) of the Company and Sellers’ Disclosure Letter, there have been no Prohibited Affiliate Transactions since December 30, 2019.
Section 3.25   Compliance with Applicable Sanctions and Embargo Laws.
(a)   Since the Extended Lookback Date, no Utz Company, nor any of their directors, officers, managers, nor, to the Knowledge of the Company, its employees, agents or third-party representatives is (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, the OFAC Consolidated Sanctions List or in any Executive Order issued by the President of the United States and administered by OFAC, or a person or entity prohibited by any OFAC sanctions program or a person or entity whose property and interests in property subject to U.S. jurisdiction are otherwise blocked under any U.S. Laws, Executive orders or regulations; (ii) an entity owned, directly or indirectly, individually or in the aggregate, fifty (50%) percent or more by one (1) or more persons described in clause (i); (iii) a person or entity listed on the Sectoral Sanctions Identifications List (“SSI List”) maintained by OFAC or otherwise determined by OFAC to be subject to one (1) or more of the Directives issued under Executive Order 13662 of March 20, 2014, at the time that it is or was in effect, or an entity owned, directly or indirectly, individually or in the aggregate, fifty percent (50%) or more by one (1) or more persons or entities that are subject to the SSI List restrictions; or (iv) a person or entity named on the U.S. Department of Commerce, Bureau of Industry and Security Denied Persons List, Entity List, or Unverified List.
(b)   No Utz Company nor, any of their directors, officers, managers, nor, to the Knowledge of the Company, its employees, agents or third-party representatives, is or since the Extended Lookback Date, has been: (i) a Sanctioned Person; (ii) operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country in

material violation of applicable Sanctions in connection with the business of any Utz Company; or (iii) in material violation of any applicable Sanctions or applicable Export Control Laws or U.S. anti-boycott requirements (the “Trade Control Laws”), in connection with the business of any Utz Company.
(c)   The Utz Companies have not, since the Extended Lookback Date, violated in any material respect the Trade Control Laws.
(d)   To the Knowledge of the Company, there are no legal, regulatory, or administrative Proceedings, filings, Orders, or governmental investigations alleging any violations of the Trade Control Laws.
Section 3.26   Inventory.   Except for any inventory that is subject to a reserve for obsolete or unmarketable inventory shown on the Latest Balance Sheet and except for inventory that has become obsolete or unmarketable in the Ordinary Course of Business since the date of the Last Balance Sheet: (a) all inventory of the Utz Companies shown on the Latest Balance Sheet is saleable, usable and merchantable in the Ordinary Course of Business of the Utz Companies and conforms in all material respects with any applicable contractual commitments and requirements of any Governmental Entity and (b) all such inventory is of a quality adequate to satisfy existing Contracts, purchase orders and bookings of the Utz Companies.
Section 3.27   Inspections; Buyer’s Representations.   The Company has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. The Company agrees to engage in the transactions contemplated by this Agreement based upon its own inspection and examination of Buyer and on the accuracy of the representations and warranties set forth in Article V and any certificate delivered by Buyer pursuant to this Agreement and hereby disclaims reliance upon any express or implied representations or warranties of any nature made by Buyer or its Affiliates or representatives, except for those set forth in Article V and in any certificate delivered by Buyer pursuant to this Agreement. The Company specifically acknowledges and agrees to Buyer’s disclaimer of any representations or warranties other than those set forth in Article V and in any certificate delivered by Buyer pursuant to this Agreement, whether made by either Buyer or any of its Affiliates or representatives, and of all Liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Company, Sellers, their Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company, Sellers, their Affiliates or representatives by Buyer or any of its Affiliates or representatives), other than those set forth in Article V and in any certificate delivered by Buyer pursuant to this Agreement. The Company specifically acknowledges and agrees that, without limiting the generality of this Section 3.27, neither Buyer nor any of its Affiliates or representatives has made any representation or warranty with respect to any projections or other future forecasts. The Company specifically acknowledges and agrees that except for the representations and warranties set forth in Article V and in any certificate delivered by Buyer pursuant to this Agreement, Buyer has not made any other express or implied representation or warranty with respect to Buyer, its assets or Liabilities, the businesses of Buyer or the transactions contemplated by this Agreement or the Ancillary Agreements.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLERS
As an inducement to the Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement, except as set forth in the applicable section of the Company and Sellers’ Disclosure Letter, Sellers hereby jointly and severally represent and warrant to the Buyer as follows:
Section 4.1   Organization; Authority; Enforceability.   Such Seller is a series of UM Partners, LLC, a limited liability company duly formed, validly existing, and in good standing under the Laws of the State of Delaware. Such Seller is qualified to do business and is in good standing as a foreign entity in each jurisdiction in which the character of its properties, or in which the transaction of its business, makes such qualification necessary, except where the failure to be so qualified and in good standing (or equivalent) would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on such Seller. Such Seller has the limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements to which such Seller is a party and to consummate the transactions contemplated hereby and thereby. The board of managers of such Seller has duly approved this Agreement and the Ancillary Agreements to which such Seller is a party and the transactions contemplated hereby and thereby. No other limited liability company proceedings on the part of such Seller are necessary to approve and authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which such Seller is a party and the consummation of the transactions contemplated hereby and hereby. This Agreement has been duly executed and delivered by such Seller and constitutes the valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. Correct and complete copies of the Governing Documents of each Seller, as in effect on the date hereof, have been made available to the Buyer. Such Seller is not the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.
Section 4.2   Capitalization.   Such Seller has good and valid title to the Company Interests as of the Effective Date and, as of the Closing, such Seller will have good and valid title to the Company Units owned by such Seller free and clear of all Liens, in each case other than Securities Liens and other than as set forth in the Company’s LLCA. Except as set forth on Section 4.2 of the Company and Sellers’ Disclosure Letter, such Seller is not a party to (i) any option, warrant, purchase right or other Contract (other than this Agreement) that would reasonably require such Seller to sell, transfer or otherwise dispose of any of the Company Units owned by such Seller or (ii) any voting trust, proxy, or other Contract with respect to the voting of the Company Units owned by such Seller. Other than the Company Units owned by such Seller, such Seller does not own or have the right to acquire any other Equity Interests of any Utz Company. Other than the BSOF Common Units and BSOF Preferred Units, no Person holds any Equity Interest in Sellers other than Family Members and Affiliates of Family Members.
Section 4.3   Noncontravention.   Except as set forth on Section 4.3 of the Company and Sellers’ Disclosure Letter or the filings pursuant to Section 7.8, the consummation by such Seller of the transactions contemplated by this Agreement and the Ancillary Agreements to which such Seller is a party do not (a) conflict with or result in any breach of any of the material terms, conditions or provisions of, (b) constitute a material default under (whether with or without the giving of notice, the passage of time or both), (c) result in a material violation of, (d) give any third party the right to terminate or accelerate, or cause any termination or acceleration of, any material right or material obligation under, (e) result in the creation of any Lien upon the Company Units under, (f) require any approval under, from or pursuant to, or (g) require any filing with, (x) any material Contract to which such Seller is a party, (y) any Governing Document of such Seller or (z) any Governmental Entity under or pursuant to any Law or Order to which such Seller is bound or subject, with respect to clauses (x) and (z) that are or would reasonably be expected to be material to such Seller. Such Seller is not in violation of any of the Governing Documents of such Seller.
Section 4.4   Information Supplied.   The information supplied or to be supplied by the Sellers with respect to the Sellers for inclusion in the Form S-4, any other document submitted to any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (a) the time such information is filed, submitted or made publicly available, and with respect to information supplied by the Sellers for inclusion in the Form S-4, such information is not revised by any subsequently filed amendment prior to the time that the Form S-4 is declared effective by the SEC, to the extent such initially included information does not result in Liabilities to the Buyer under the Securities Act or the Securities Exchange Act, (b) the time the Form S-4 is declared effective by the SEC, (c) the time the Form S-4 (or any amendment thereof or supplement thereto) is first mailed to the Buyer Shareholders, or (d) the time of the Buyer Shareholder Meeting (in each case, subject to the qualifications and limitations set forth in the materials provided by the Sellers or that are included in such filings and/or mailings), except that no warranty or representation is made by either Seller with respect to statements made or incorporated by reference therein based on information supplied by Buyer or its Affiliates for inclusion therein.
Section 4.5   Litigation.   Except as set forth on Section 4.5 of the Company and Sellers’ Disclosure Letter, there are no material Proceedings (or to the Knowledge of the Sellers, investigations) pending or, to the Knowledge of the Sellers, threatened against such Seller or to the Knowledge of the Sellers, any director, officer or employee of such Seller (in their capacity as such), and during the past two (2) years there have not been any such Proceedings and such Seller is not subject to or bound by any material outstanding Orders. There are no material Proceedings pending or threatened by either Seller against any other Person.
Section 4.6   Brokerage.   Except as set forth on Section 4.6 of the Company and Sellers’ Disclosure Letter, such Seller has not incurred any Liability in connection with this Agreement or the Ancillary Agreements, or the transactions contemplated hereby or thereby, that would result in the obligation of any Utz Company or the Buyer to pay any finder’s fee, brokerage or agent’s commissions or other like payments.
Section 4.7   Investment Intent.
(a)   Such Seller understands and acknowledges that the acquisition of the Buyer Class V Voting Stock (and the Buyer Class A Common Stock into which the Buyer Class V Voting Stock, the Retained Company Units and the Retained Restricted Company Units may exchange into pursuant to the Company A&R LLCA) involves substantial risk. Such Seller can bear the economic risk of its investment (which such Seller acknowledges may be for an indefinite period) and has such knowledge and experience in financial or business matters that such Seller is capable of evaluating the merits and risks of its investment in the Buyer Class V Voting Stock (and the Buyer Class A Common Stock into which the Buyer Class V Voting Stock, the Retained Company Units and the Retained Restricted Company Units may exchange into pursuant to the Company A&R LLCA).
(b)   Such Seller is acquiring the Buyer Class V Voting Stock (and the Buyer Class A Common Stock into which the Buyer Class V Voting Stock, the Retained Company Units and the Retained Restricted Company Units may exchange into pursuant to the Company A&R LLCA) for its own account, for investment purposes only and not with a view toward, or for sale in connection with, any distribution thereof, or with any present intention of distributing or selling any Buyer Class V Voting Stock (and the Buyer Class A Common Stock into which the Buyer Class V Voting Stock, the Retained Company Units and the Retained Restricted Company Units may exchange into pursuant to the Company A&R LLCA), in each case, in violation of the federal securities Laws, any applicable foreign or state securities Laws or any other applicable Law.
(c)   Such Seller qualifies as an “accredited investor,” as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.
(d)   Such Seller understands and acknowledges that the issuance, sale or resale of the Buyer Class V Voting Stock has not been registered under the Securities Act, any United States state securities Laws or any other applicable foreign Law. Such Seller acknowledges that such securities may not be transferred, sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other provision of applicable United States federal, United States state, or other Law or pursuant to an applicable exemption therefrom. Such Seller acknowledges that there is no public market for the Buyer Class V Voting Stock and that there can be no assurance that a public market will develop.
Section 4.8   Compliance with Laws.   Each Seller is, and has been since January 1, 2018, in compliance in all material respects with all Laws applicable to the conduct of the business of the Sellers, and no uncured written notices have been received by any Seller from any Governmental Entity or any other Person alleging a material violation of any such Laws.
Section 4.9   Inspections; Buyer’s Representations.   Each Seller is an informed and sophisticated purchaser, and has engaged advisors, experienced in the evaluation and investment in businesses such as the Buyer. Each Seller has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Each Seller agrees to engage in the transactions contemplated by this Agreement based upon its own inspection and examination of the Buyer and on the accuracy of the representations and warranties set forth in Article V and any certificate delivered by Buyer pursuant to this Agreement and hereby disclaims reliance upon any express or implied representations or warranties of any nature made by Buyer or its Affiliates or representatives, except for those set forth in Article V and in any certificate delivered by Buyer pursuant to this Agreement. Each Seller specifically acknowledges and agrees to Buyer’s disclaimer of any representations or warranties other than those set forth in Article V and in any certificate delivered by Buyer pursuant to this Agreement, whether made by either Buyer or any of its Affiliates or representatives, and of all Liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Company, Sellers, their Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company, Sellers, their Affiliates or representatives by Buyer or any of its Affiliates or representatives), other than those set forth in Article V and in any certificate delivered by Buyer pursuant to this Agreement. Each Seller specifically acknowledges and agrees that, without limiting the generality of this Section 4.9, neither Buyer nor any of its Affiliates or representatives has made any representation or warranty with respect to any projections or other future forecasts. Each Seller specifically acknowledges and agrees that except for the representations and warranties set forth in Article V and in any certificate delivered by Buyer pursuant to this Agreement, Buyer has not made any other express or implied representation or warranty with respect to Buyer, its assets or Liabilities, the businesses of Buyer or the transactions contemplated by this Agreement or the Ancillary Agreements.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE BUYER
As an inducement to Sellers and the Company to enter into this Agreement and consummate the transactions contemplated by this Agreement, except (a) for all representations and warranties of the Buyer, as set forth in the applicable section of the Buyer Disclosure Letter, or (b) for all representations and warranties of the Buyer other than those set forth in Sections 5.1, 5.2(a), 5.2(b), 5.2(c), 5.2(e), 5.3, 5.8, 5.9, 5.12 and 5.15, as disclosed in any report, schedule, form statement or other document filed with, or furnished to, the SEC by the Buyer and publicly available prior to the Effective Date, the Buyer hereby represents and warrants to each of the Sellers and the Company as follows:
Section 5.1   Organization; Authority; Enforceability.   Until the occurrence of the Domestication, the Buyer is an exempted company with limited liability duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and upon the occurrence of the Domestication, the Buyer will be a Delaware corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware. The Buyer is qualified to do business and is in good standing as a foreign entity in each jurisdiction in which the character of its properties, or in which the transaction of its business, makes such qualification necessary, except where the failure to be so qualified and in good standing (or equivalent) would not have a Buyer Material Adverse Effect. The Buyer has the requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement, the Ancillary Agreements to which the Buyer is a party and the transactions contemplated hereby and thereby have been duly approved and authorized by all requisite Board action on the part of the Buyer. No other proceedings on the part of the Buyer (including any action by the Buyer Board or the Buyer Shareholders), except for the receipt of the Required Vote, are necessary to approve and authorize the execution, delivery or performance of this Agreement and the Ancillary Agreements to which the Buyer is a party and the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and the Ancillary Agreements to be executed and delivered by the Buyer at Closing will be, duly executed and delivered by Buyer and constitute valid and binding agreement of the Buyer, enforceable against the Buyer in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. Correct and complete copies of the Second Amended and Restated Memorandum and Articles of Association of the Buyer, as in effect on the Effective Date, are filed as Exhibit 3.1 to the Form 8-K filed with the SEC on October 10, 2018. The Buyer is not the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.
Section 5.2   Capitalization.
(a)   Prior to the Domestication, the authorized share capital of the Buyer consists of (i) four hundred million (400,000,000) Buyer Class A Ordinary Shares, (ii) fifty million (50,000,000) Buyer Class B Ordinary Shares, and (iii) one million (1,000,000) preferred shares, par value one ten-thousandth of one dollar ($0.0001) per share (“Buyer Preferred Shares”). After the Domestication, the authorized capital stock of the Buyer will be as set forth in the Buyer Certificate of Incorporation. Prior to the Domestication (without giving effect to the Forward Purchase Securities, the Buyer Share Redemptions, the conversion of Buyer

Class B Ordinary Shares into Buyer Class B Common Stock pursuant to the Sponsor Side Letter, the conversion of Buyer Class B Ordinary Shares into Buyer Class A Ordinary Shares pursuant to the applicable Buyer Governing Documents, or the Permitted Equity Financing), (A) forty-four million (44,000,000) Buyer Class A Ordinary Shares were issued and outstanding, (B) eleven million eight hundred seventy-five thousand (11,875,000) Buyer Class B Ordinary Shares were issued and outstanding, (C) no Buyer Preferred Shares were issued and outstanding, and (D) twenty-one million, eight hundred sixty-six thousand, six hundred sixty-six (21,866,666) warrants were issued and outstanding, in such amounts, type, exercise price and with such expiration date as set forth on Section 5.2(a)(D) of the Buyer Disclosure Letter (the “Buyer Warrants”) entitling the holder thereof to purchase one (1) Buyer Class A Ordinary Share at an exercise price of eleven dollars and fifty cents ($11.50) per Buyer Warrant. After the Domestication (without giving effect to the Forward Purchase Securities, the Buyer Share Redemptions, the conversion of Buyer Class B Ordinary Shares into Buyer Class B Common Stock pursuant to the Sponsor Side Letter, the conversion of Buyer Class B Ordinary Shares into Buyer Class A Ordinary Shares or Buyer Class A Common Stock pursuant to the applicable Buyer Governing Documents, or the Permitted Equity Financing), (A) forty-four million (44,000,000) shares of Buyer Class A Common Stock will be issued and outstanding, (B) no Buyer Preferred Shares will be issued and outstanding, and (C) twenty-one million, eight hundred sixty-six thousand, six hundred sixty-six (21,866,666) Buyer Warrants will be issued and outstanding, entitling the holder thereof to purchase one (1) share of Buyer Class A Common Stock at an exercise price of eleven dollars and fifty cents ($11.50) per Buyer Warrant. The exercise price of each Buyer Warrant has not been reduced to an amount less than $11.50 per Buyer Warrant. The Equity Interests set forth in this Section 5.2(a) comprise all of the Equity Interests of the Buyer that are issued and outstanding (without giving effect to the Forward Purchase Securities, the Buyer Share Redemptions, the conversion of Buyer Class B Ordinary Shares into Buyer Class B Common Stock pursuant to the Sponsor Side Letter, the conversion of Buyer Class B Ordinary Shares into Buyer Class A Ordinary Shares or Buyer Class A Common Stock pursuant to the applicable Buyer Governing Documents, or the Permitted Equity Financing).
(b)   Except as (x) set forth on Section 5.2(b) of the Buyer Disclosure Letter, or (y) set forth in this Agreement (including as set forth in Section 5.2(a)), the Ancillary Agreements or the Governing Documents of the Buyer:
(i)   there are no outstanding options, warrants, Contracts, calls, puts, rights to subscribe, conversion rights or other similar rights to which the Buyer is a party or which are binding upon Buyer providing for the offer, issuance, redemption, exchange, conversion, voting, transfer, disposition or acquisition of any of its Equity Interests;
(ii)   Buyer is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Equity Interests;
(iii)   Buyer is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of its Equity Interests;
(iv)   there are no contractual equityholder preemptive or similar rights, rights of first refusal, rights of first offer or registration rights in respect of Equity Interests of Buyer to which Buyer is party; and
(v)   Buyer has not violated in any material respect any applicable securities Laws or any preemptive or similar rights created by Law, Governing Document or Contract to which Buyer is a party in connection with the offer, sale or issuance of any of its Equity Interests.
(c)   All of the issued and outstanding Equity Interests of the Buyer, have been duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereto, and were not issued in violation of any preemptive rights, call options, rights of first refusal or similar rights of any Person or applicable Law, other than in each case Securities Liens.
(d)   Except as set forth on Section 5.2(d) of the Buyer Disclosure Letter, the Buyer does not own, directly or indirectly, any Equity Interests, participation or voting right or other investment (whether debt, equity or otherwise) in any Person (including any Contract in the nature of a voting trust or similar agreement or understanding) or any other equity equivalents in or issued by any other Person.

(e)   Upon issuance and delivery of the Buyer Class V Voting Stock to the Sellers at the Closing, such Buyer Class V Voting Stock will (i) be duly authorized and validly issued, and fully paid and nonassessable, (ii) be issued in compliance in all material respects with applicable Law, (iii) not be issued in breach or violation of any preemptive rights or any Contract, (iv) be issued to Sellers with good and valid title, free and clear of any Liens other than Securities Liens, and (v) represent all of the Buyer Class V Voting Stock issued or outstanding.
(f)   Other than up to $2,000,000 of working capital loans that may be incurred during the Pre-Closing Period, the Buyer has no Liability with respect to indebtedness for borrowed money.
Section 5.3   Brokerage.   Except as set forth on Section 5.3 of the Buyer Disclosure Letter, the Buyer has not incurred any Liability in connection with this Agreement or the Ancillary Agreements, or the transactions contemplated hereby or thereby, that would result in the obligation of the Sellers, any Utz Company or Buyer to pay a finder’s fee, brokerage or agent’s commissions or other like payments.
Section 5.4   Trust Account.   As of the Effective Date, the Buyer has at least four hundred fifty one million dollars ($451,000,000) (the “Trust Amount”) in the Trust Account, with such funds invested in United States government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of the Buyer, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect by the Buyer or the Trustee, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated by the Buyer. The Buyer is not a party to or bound by any side letters with respect to the Trust Agreement or (except for the Trust Agreement) any Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Buyer SEC Documents to be inaccurate in any material respect or (ii) explicitly by their terms, entitle any Person (other than (x) the Buyer Shareholders who shall have exercised their rights to participate in the Buyer Share Redemptions, (y) the underwriters of the Buyer’s initial public offering, who are entitled to the Deferred Discount (as such term is defined in the Trust Agreement) and (z) the Buyer with respect to income earned on the proceeds in the Trust Account to cover any of its Tax obligations and up to $100,000 of interest on such proceeds to pay dissolution expenses) to any portion of the proceeds in the Trust Account. There are no Proceedings (or to the Knowledge of the Buyer, investigations) pending or, to the Knowledge of the Buyer, threatened with respect to the Trust Account.
Section 5.5   Buyer SEC Documents; Controls.
(a)   The Buyer has timely filed or furnished all material forms, reports, schedules, statements and other documents required to be filed by it with the SEC since the consummation of the initial public offering of the Buyer’s securities, together with any material amendments, restatements or supplements thereto, and all such forms, reports, schedules, statements and other documents required to be filed or furnished under the Securities Act or the Securities Exchange Act (excluding Section 16 under the Securities Exchange Act) (all such forms, reports, schedules, statements and other documents filed with the SEC, the “Buyer SEC Documents”). As of their respective dates, each of the Buyer SEC Documents, as amended (including all financial statements included therein, exhibits and schedules thereto and documents incorporated by reference therein), compiled in all material respects with the applicable requirements of the Securities Act, or the Securities Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Buyer SEC Documents. None of the Buyer SEC Documents contained, when filed or, if amended prior to the Effective Date, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)   Each of the financial statements of the Buyer included in the Buyer SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the Effective Date, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by

Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Buyer, as of their respective dates and the results of operations and the cash flows of the Buyer, for the periods presented therein. Each of the financial statements of the Buyer included in the Buyer SEC Documents were derived from the books and records of the Buyer, which books and records are, in all material respects, correct and complete and have been maintained in all material respects in accordance with commercially reasonable business practices.
(c)   No notice of any SEC review or investigation of the Buyer or Buyer SEC Documents has been received by the Buyer. Since the consummation of its initial public offering, all comment letters received by the Buyer from the SEC or the staff thereof and all responses to such comment letters filed by or on behalf of the Buyer are publicly available on the SEC’s EDGAR website.
(d)   Since the consummation of the initial public offering of the Buyer’s securities, the Buyer has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Buyer SEC Report. Each such certification is correct and complete. The Buyer maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning the Buyer is made known on a timely basis to the individuals responsible for the preparation of the Buyer’s SEC filings. As used in this Section 5.5(d), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(e)   The Buyer has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Buyer maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.
Section 5.6   Information Supplied; Form S-4.   The information supplied or to be supplied by the Buyer for inclusion in the Form S-4, the Additional Buyer Filings, any other Buyer SEC Filing, any document submitted to any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (i) the time such information is filed, submitted or made publicly available, (ii) the time the Form S-4 is declared effective by the SEC, (iii) the time the Form S-4 (or any amendment thereof or supplement thereto) is first mailed to the Buyer Shareholders, or (iv) the time of the Buyer Shareholder Meeting (subject to the qualifications and limitations set forth in the materials provided by the Buyer or that are included in such filings and/or mailings), except that no warranty or representation is made by the Buyer with respect to statements made or incorporated by reference therein based on information supplied by the Utz Companies, the Sellers or their Affiliates for inclusion therein. The Form S-4 will comply in all material respects with the applicable requirements of the Securities Act, the Securities Exchange Act and the rules and regulations of the SEC thereunder applicable to the Form S-4.
Section 5.7   Litigation.   There are no material Proceedings (or to the Knowledge of the Buyer, investigations) pending or, to the Knowledge of the Buyer, threatened against the Buyer or, to the Knowledge of the Buyer, any director, officer or employee of the Buyer (in their capacity as such) and during the past two (2) years there have not been any such Proceedings and the Buyer is not subject to or bound by any material outstanding Orders . There are no material Proceedings pending or threatened by the Buyer against any other Person.
Section 5.8   Listing.   Prior to the Domestication, the issued and outstanding Buyer Class A Ordinary Shares and the Buyer Warrants (the foregoing, collectively, the “Buyer Public Securities”) are registered pursuant to Section 12(b) of the Securities Exchange Act and are listed for trading on the Stock Exchange.

There is no Proceeding or investigation pending or, to the Knowledge of the Buyer, threatened against the Buyer by the Stock Exchange or the SEC with respect to any intention by such entity to deregister the Buyer Public Securities or prohibit or terminate the listing of the Buyer Public Securities on the Stock Exchange. The Buyer has taken no action that is designed to terminate the registration of the Buyer Public Securities under the Securities Exchange Act. The Buyer has not received any written or, to the Knowledge of the Buyer, oral deficiency notice from the Stock Exchange relating to the continued listing requirements of the Buyer Public Securities.
Section 5.9   Investment Company.   The Buyer is not an “investment company” within the meaning of the Investment Company Act of 1940.
Section 5.10   Noncontravention.   Except for the filings pursuant to Section 7.8, the consummation by the Buyer of the transactions contemplated by this Agreement and the Ancillary Agreements do not (i) conflict with or result in any breach of any of the material terms, conditions or provisions of, (ii) constitute a material default under (whether with or without the giving of notice, the passage of time or both), (iii) result in a material violation of, (iv) give any third party the right to terminate or accelerate, or cause any termination or acceleration of, any material right or material obligation under, (v) result in the creation of any Lien upon its Equity Interests under, (vi) require any approval under, from or pursuant to, or (vii) require any filing with, (x) any Contract or lease to which the Buyer is a party, (y) any Governing Document of the Buyer, or (z) any Governmental Entity under or pursuant to any Law or Order to which the Buyer is bound or subject, with respect to clauses (x) and (z) that are or would reasonably be expected to be material to Buyer. The Buyer is not in violation of any of its Governing Documents.
Section 5.11   Business Activities.
(a)   Since its organization, other than as described in the Buyer SEC Reports, the Buyer has not conducted any material business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Buyer Governing Documents, there is no Contract, commitment, or Order binding upon the Buyer or to which the Buyer is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of the Buyer or any acquisition of property by the Buyer or the conduct of business by the Buyer after the Closing, other than such effects, individually or in the aggregate, which are not, and would not reasonably be expected to be, material to the Buyer.
(b)   Except for this Agreement and the transactions contemplated by this Agreement, the Buyer has no interests, rights, obligations or Liabilities with respect to, and the Buyer is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.
(c)   The Buyer has no material Liabilities that are required to be disclosed on a balance sheet in accordance with GAAP, other than (i) Liabilities set forth in or reserved against in the balance sheet of the Buyer as of December 31, 2019 (the “Buyer Balance Sheet”); (ii) Liabilities which have arisen after the date of the Buyer Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, or was caused by any breach of warranty, breach of Contract or infringement or violation of Law); (iii) Liabilities arising under this Agreement, the Ancillary Agreements and/or the performance by the Buyer of its obligations hereunder or thereunder; or (iv) for fees, costs and expenses for advisors and Affiliates of the Buyer or the Sponsor, including with respect to legal, accounting or other advisors incurred by the Buyer in connection with the transactions contemplated by this Agreement.
Section 5.12   Investment Intent.
(a)   The Buyer understands and acknowledges that the acquisition of the Acquired Company Units and Acquired Restricted Company Units involves substantial risk. The Buyer can bear the economic risk of its investment (which the Buyer acknowledges may be for an indefinite period) and has such knowledge and experience in financial or business matters that the Buyer is capable of evaluating the merits and risks of its investment in the Acquired Company Units and Acquired Restricted Company Units.
(b)   The Buyer is acquiring the Acquired Company Units and Acquired Restricted Company Units for its own account, for investment purposes only and not with a view toward, or for sale in connection with, any distribution thereof, or with any present intention of distributing or selling any Acquired Company Units or Acquired Restricted Company Units, in each case, in violation of the federal securities Laws, any applicable foreign or state securities Laws or any other applicable Law.
(c)   The Buyer qualifies as an “accredited investor,” as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.
(d)   The Buyer understands and acknowledges that the Acquired Company Units and Acquired Restricted Company Units have not been registered under the Securities Act, any United States state securities Laws or any other applicable foreign Law. The Buyer acknowledges that such securities may not be transferred, sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other provision of applicable United States federal, United States state, or other Law or pursuant to an applicable exemption therefrom. The Buyer acknowledges that there is no public market for the Acquired Company Units and Acquired Restricted Company Units and that there can be no assurance that a public market will develop.
Section 5.13   Tax Matters.
(a)   The Buyer has timely filed all income and other material Tax Returns required to be filed by it pursuant to applicable Laws (taking into account any validly obtained extension of time within which to file). All such Tax Returns are correct and complete in all material respects and have been prepared in material compliance with all applicable Laws. The Buyer has timely paid all material amounts of Taxes due and payable by it for which the applicable statute of limitations remains open (whether or not shown as due and payable on any Tax Return). The Buyer has timely and properly withheld and paid to the applicable Taxing Authority all material amounts of Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, individual independent contractor, creditor, equityholder or other third party and all material sales, use, ad valorem and value added Taxes and has otherwise complied in all material respects with all applicable Laws relating to such withholding and payment of Taxes.
(b)   No written claim has been made by a Taxing Authority in a jurisdiction where the Buyer does not file a particular type of Tax Return, or pay a particular type of Tax, that the Buyer is or may be subject to taxation of that type by, or required to file that type of Tax Return in, that jurisdiction that has not been settled or resolved. The income Tax Returns of the Buyer made available to the Sellers, if any, reflect all of the jurisdictions in which the Buyer is required to remit material income Tax.
(c)   There is no Tax audit or examination or any Proceeding now being conducted, pending or threatened in writing (or, to the Knowledge of the Buyer, otherwise threatened) with respect to any Taxes or Tax Returns of or with respect to the Buyer. All material deficiencies for Taxes asserted or assessed in writing against the Buyer have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn, and, to the Knowledge of the Buyer, no such deficiency has been threatened or proposed against the Buyer.
(d)   The Buyer has not agreed to (nor has directed any Person to agree on its behalf) any extension or waiver of the statute of limitations applicable to any Tax or Tax Return, or any extension of time with respect to a period of Tax collection, assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired, and no request for any such waiver or extension is currently pending.
(e)   There is no Lien for Taxes on any of the assets of the Buyer, other than Liens for Taxes, assessments or governmental charges or levies imposed with respect to property which are not yet due and payable.
(f)   The Buyer does not have any liability for Taxes of any other Person as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Laws), successor liability, transferee liability, joint or several liability, by contract, by operation of Law, or otherwise (other than pursuant to this Agreement or any of the Ancillary Agreements, if any).
(g)   The unpaid Taxes of the Buyer (i) did not, as of December 31, 2019, materially exceed the reserves for Tax liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) included in the Buyer Balance Sheet and (ii) do not materially exceed such reserves as adjusted for the passage of time through the Closing Date in accordance with the past practices of the Buyer in filing its Tax Returns.
(h)   The Buyer does not have, and since its incorporation has never had, any material Liability for any United States federal, state or local Taxes.
(i)   The Domestication will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code (and any analogous provisions of applicable U.S. state and local Tax Law).
Section 5.14   Compliance with Laws.   Buyer is, and has been since April 30, 2018, in compliance in all material respects with all Laws applicable to the conduct of the business of the Buyer, and no uncured written notices have been received by Buyer from any Governmental Entity or any other Person alleging a material violation of any such Laws.
Section 5.15   Inspections; Company and Sellers’ Representations.   Buyer is an informed and sophisticated purchaser, and has engaged advisors, experienced in the evaluation and investment in businesses such as the Utz Companies. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer agrees to engage in the transactions contemplated by this Agreement based upon its own inspection and examination of the Utz Companies and on the accuracy of the representations and warranties set forth in Article III, Article IV and any certificate delivered by Sellers pursuant to this Agreement and hereby disclaims reliance upon any express or implied representations or warranties of any nature made by Sellers, the Company or their respective Affiliates or representatives, except for those set forth in Article III, Article IV and in any certificate delivered by Sellers pursuant to this Agreement. Buyer specifically acknowledges and agrees to Sellers’ disclaimer of any representations or warranties other than those set forth in Article III, Article IV and in any certificate delivered by Sellers pursuant to this Agreement, whether made by either Seller, the Company or any of their respective Affiliates or representatives, and of all Liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Buyer, the Sponsor, their Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Buyer, the Sponsor, their Affiliates or representatives by either Seller, any Utz Company or any of their respective Affiliates or representatives), other than those set forth in Article III, Article IV and in any certificate delivered by Sellers pursuant to this Agreement. Buyer specifically acknowledges and agrees that, without limiting the generality of this Section 5.15, no Seller or Utz Company nor any of their respective Affiliates or representatives has made any representation or warranty with respect to any projections or other future forecasts. Buyer specifically acknowledges and agrees that except for the representations and warranties set forth in Article III, Article IV and in any certificate delivered by Sellers pursuant to this Agreement, neither the Company nor any Seller makes, nor has the Company or any Seller made, any other express or implied representation or warranty with respect to Sellers, the Utz Companies, their assets or Liabilities, the businesses of Sellers or the Utz Companies or the transactions contemplated by this Agreement or the Ancillary Agreements.
ARTICLE VI
INTERIM OPERATING COVENANTS
Section 6.1   Interim Operating Covenants.
(a)   From the Effective Date until the earlier of: (1) the date this Agreement is terminated in accordance with Article XI and (2) the Closing Date (such period, the “Pre-Closing Period”), unless the Buyer shall otherwise give prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) in writing (including via electronic mail as provided in the Company and Sellers’ Disclosure Letter) and except as contemplated by this Agreement or the Ancillary Agreements or as set forth on Section 6.1(a) of the Company and Sellers’ Disclosure Letter, the Company shall, and Sellers shall cause the Utz Companies to, conduct and operate their business in all material respects in the Ordinary Course of Business and use its commercially reasonable efforts to preserve their existing relationships with material customers, suppliers and distributors, and the Company shall not, and Sellers shall cause the Utz Companies not to:

(i)   amend or otherwise modify any of the Governing Documents of any Utz Company;
(ii)   make any material changes to its accounting policies, methods or practices, other than as required by GAAP or applicable Law;
(iii)   sell, issue, redeem, assign, transfer, pledge (other than in connection with existing credit facilities), convey or otherwise dispose of (w) any Equity Interests of any Utz Company or (x) any options, warrants, rights of conversion or other rights or agreements, arrangements or commitments obligating any Utz Company to issue, deliver or sell any Equity Interests of any Utz Company;
(iv)   declare, make or pay any dividend, other distribution or return of capital (whether in cash or in kind) to any equityholder of the Company, other than (x) to another Utz Company, and (y) Tax Distributions;
(v)   adjust, split, combine or reclassify any of its Equity Interests;
(vi)   (x) incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness (other than (A) additional Indebtedness under existing credit facilities, (B) with respect to IO Contracts, (C) capital leases not to exceed $7,500,000 in the aggregate, and (D) other Indebtedness not to exceed $5,000,000 in the aggregate), (y) make any advances or capital contributions to, or investments in, any Person, other than IO Contracts, an Utz Company or in the Ordinary Course of Business, or (z) amend or modify in any material respect any Indebtedness (other than IO Contracts);
(vii)   commit to or authorize any capital expenditure (or series of commitments or capital expenditures), other than capital expenditures (x) contemplated by the capital expenditure schedule set forth on Section 6.1(a)(vii) of the Company and Sellers’ Disclosure Letter (the “CapEx Schedule”), or (y) in an amount not to exceed $3,000,000 in the aggregate in excess of the amount set forth on the CapEx Schedule;
(viii)   enter into any material amendment or termination (other than an expiration in accordance with the terms thereof) of any material term of any Material Contract or Material Lease or enter into any Contract that if entered into prior to the Effective Date would be a Material Contract or Material Lease, in each case other than in the Ordinary Course of Business;
(ix)   other than inventory and other assets acquired in the Ordinary Course of Business, acquire the business, properties or assets, including Equity Interests of another Person (except, in each case, for acquisitions whose consideration in an aggregate amount (for all such acquisitions) is not greater than $10,000,000, the consideration for which is payable only in cash, so long as, based upon the advice of the Company’s accountants, such acquisition, individually or in the aggregate, would not require any additional disclosure pursuant to the rules and regulations adopted by PCAOB, whether through merger, consolidation, share exchange, business combination or otherwise; provided that in the event of any such acquisition for consideration not greater than $10,000,000 (A) Sellers and the Company shall not, and shall cause the other Utz Companies not to, engage in discussions or negotiations with potential debt or equity financing sources without notice to Buyer and (B) the Buyer shall be notified prior to entering into, consummation or agreeing to consummate any such acquisition and provided with copies of any related material documentation subject to the Buyer and the Sponsor first executing a joinder to any confidentiality agreement entered into by any Utz Company in connection with such acquisition;
(x)   propose, adopt or effect any plan of complete or partial liquidation, dissolution, recapitalization or reorganization, or voluntarily subject to any material Lien, any of the material rights or assets owned by, or leased or licensed to, any Utz Company, except for (x) Permitted Liens, (y) Liens under existing credit facilities or other Indebtedness permitted pursuant to Section 6.1(a)(vi), and (z) internal liquidations, dissolutions, recapitalizations or reorganizations to the extent not adversely impacting the transactions contemplated by this Agreement;
(xi)   compromise, commence or settle any pending or threatened Proceeding (w) involving payments (exclusive of attorney’s fees) by an Utz Company not covered by insurance in excess of $1,000,000 in any single instance or in excess of $2,000,000 in the aggregate, (x) granting material injunctive or other equitable remedy against an Utz Company, (y) which imposes any material restrictions on the operations of businesses of the Utz Companies or (z) by the equityholders of the Company or any other Person which relates to the transactions contemplated by this Agreement;
(xii)   make, increase, accelerate (with respect to payment or vesting) or grant any compensation or benefits (including severance) to any employee of an Utz Company, other than base salary increases made in the Ordinary Course of Business (without taking into account clause (b) of the definition thereof), for new hires or as required pursuant to a Company Employee Benefit Plan in effect on the Effective Date, other than, in each case, one-time cash bonuses or other cash payments which do not exceed $1,750,000 in the aggregate for all employees, provided, that, no more than $750,000 of such amount may be attributable to change-in-control or other transaction bonuses related to the transactions contemplated by this Agreement;
(xiii)   establish or adopt, or materially amend (other than as required by applicable Law or as part of an annual renewal for health and/or welfare benefits), or terminate any Company Employee Benefit Plan;
(xiv)   grant, accelerate (with respect to payment or vesting) or announce the grant or award of any equity or equity-based incentive awards;
(xv)   hire or terminate (other than for cause) any individual with annual base compensation in excess of $370,000;
(xvi)   sell, assign, transfer, convey, exclusively license or otherwise dispose of any rights or assets owned by, or leased or licensed to, any Utz Company, other than (x) inventory or products in the Ordinary Course of Business, and (y) assets with an aggregate fair market value less than $5,000,000; or
(xvii)   agree or commit to do any of the foregoing.
(b)   During the Pre-Closing Period, unless the Buyer shall otherwise give prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) in writing (including via electronic mail as provided in the Company and Sellers’ Disclosure Letter) and except as contemplated by this Agreement or the Ancillary Agreements or as set forth on Section 6.1(b) of the Company and Sellers’ Disclosure Letter, the Company shall not, and Sellers shall cause the Utz Companies not to:
(i)   enter into, renew or modify any Affiliated Transaction;
(ii)   incur or enter into any Prohibited Affiliate Transaction; or
(iii)   except to the extent required by applicable Law, (1) make, change or revoke any material election relating to Taxes outside the Ordinary Course of Business consistent with past practice (subject to changes in applicable Law), (2) enter into any agreement, settlement or compromise with any Taxing Authority relating to a material amount of Taxes, (3) consent to any extension or waiver of the statutory period of limitations applicable to any material Tax matter not disclosed in Section 3.8 of the Company and Sellers’ Disclosure Letter, (4) abandon or fail to diligently conduct any material Tax Proceeding, (5) file any amended material Tax Return, (6) fail to timely file (taking into account valid extensions) any material Tax Return required to be filed, (7) file any material Tax Return in a manner materially inconsistent with the past practices of the Utz Companies (subject to changes in applicable Law), (8) fail to pay any material amount of Tax as it becomes due, (9) enter into any Tax Sharing Agreement (other than an Ordinary Course Tax Sharing Agreement), (10) adopt or change a material method of accounting with respect to a material amount of Taxes or change a material accounting period with respect to a material amount of Taxes outside the Ordinary Course of Business consistent with past practice not disclosed in Section 3.8 of the Company and Sellers’ Disclosure Schedule, (11) surrender any right to claim any refund of a material amount of Taxes, or (12) take any action that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment or the representations and warranties in Sections 3.8(f) and 3.8(n) from being true, correct and complete.
(c)   Nothing contained in this Agreement shall be deemed to give the Buyer, directly or indirectly, the right to control or direct the Company or any operations of any Utz Company prior to the Closing. Prior to the Closing, the Utz Companies shall exercise, consistent with the terms and conditions of this Agreement, control over their respective businesses and operations.
Section 6.2   Interim Operating Covenants (Buyer).
(a)   During the Pre-Closing Period, unless Sellers shall otherwise give prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) in writing (including via electronic mail as provided in the Buyer Disclosure Letter) and except as contemplated by this Agreement or the Ancillary Agreements or as set forth on Section 6.2(a) of the Buyer Disclosure Letter, the Buyer shall not:
(i)   amend or otherwise modify the Trust Agreement, the Buyer Governing Documents or the Forward Purchase Agreements in any material respect;
(ii)   withdraw any of the Trust Amount, other than as permitted by the Buyer Governing Documents or the Trust Agreement;
(iii)   make any material changes to its accounting policies, methods or practices, other than as required by GAAP or applicable Law;
(iv)   except to the extent required by applicable Law, (1) make, change or revoke any material election relating to Taxes outside the Ordinary Course of Business consistent with past practice (subject to changes in applicable Law), (2) enter into any agreement, settlement or compromise with any Taxing Authority relating to a material amount of Taxes, (3) consent to any extension or waiver of the statutory period of limitations applicable to any material Tax matter, (4) abandon or fail to diligently conduct any material Tax Proceeding, (5) file any amended material Tax Return, (6) fail to timely file (taking into account valid extensions) any material Tax Return required to be filed, (7) file any material Tax Return in a manner materially inconsistent with the past practices of the Buyer (subject to changes in applicable Law), (8) fail to pay any material amount of Tax as it becomes due, (9) enter into any tax sharing agreement (other than an Ordinary Course Tax Sharing Agreement), (10) adopt or change a material method of accounting with respect to a material amount of Taxes or change a material accounting period with respect to a material amount of Taxes outside the Ordinary Course of Business consistent with past practice, (11) surrender any right to claim any refund of a material amount of Taxes, or (12) take any action that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment or the representations and warranties in Section 5.13(j) from being true, correct and complete;
(v)   other than in connection with the Required Vote, a Buyer Share Redemption, the Forward Purchase Agreements or a Permitted Equity Financing, sell, issue, redeem, assign, transfer, convey or otherwise dispose of (w) any of its Equity Interests, or (x) any options, warrants, rights of conversion or other rights or agreements, arrangements or commitments obligating Buyer or Sponsor to issue, deliver or sell any Equity Interests of Buyer;
(vi)   other than in connection with a Buyer Share Redemption, declare, make or pay any dividend, other distribution or return of capital (whether in cash or in kind) to the equityholders of the Buyer;
(vii)   adjust, split, combine or reclassify (other than a reclassification pursuant to the Domestication, pursuant to the Sponsor Side Letter, or a conversion of Buyer Class B Ordinary Shares into Buyer Class A Ordinary Shares pursuant to the Buyer Governing Documents) any of its Equity Interests;
(viii)   reduce the exercise price of any Buyer Warrant;
(ix)   incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, other than Indebtedness incurred in order to finance working capital needs (and the proceeds of which are used to pay amounts which would be treated as a Transaction Expense if unpaid as of the Closing Date, including any ordinary course operating expenses) in an amount not to exceed $2,000,000, so long as each lender of such working capital loans waives its right, if any, to convert such Indebtedness into, or use such Indebtedness to purchase, warrants or other Equity Securities of the Buyer;

(x)   make any working capital loan that permits or allows all or any portion of such loan to be converted into warrants or other Equity Securities of the Buyer;
(xi)   enter into any transaction or Contract with the Sponsor or any of its Affiliates for the payment of finder’s fees, consulting fees, monies in respect of any payment of a loan or other compensation paid by Buyer to the Sponsor, Buyer’s officers or directors, or any Affiliate of the Sponsor or Buyer’s officers, for services rendered prior to, or for any services rendered in connection with, the consummation of the transactions contemplated by this Agreement;
(xii)   compromise, commence or settle any pending or threatened Proceeding (w) involving payments (exclusive of attorney’s fees) by Buyer not covered by insurance in excess of $1,000,000 or in excess of $2,000,000 in the aggregate, (x) granting material injunctive or other equitable remedy against the Buyer (y) which imposes any material restrictions on the operations of businesses of the Buyer or (z) by the public stockholders or any other Person which relates to the transactions contemplated by this Agreement; or
(xiii)   agree or commit to do any of the foregoing.
(b)   Nothing contained in this Agreement shall be deemed to give the Sellers or the Company, directly or indirectly, the right to control or direct the Buyer prior to the Closing. Prior to the Closing, the Buyer shall exercise, consistent with the terms and conditions of this Agreement, control over its business.
ARTICLE VII
PRE-CLOSING AGREEMENTS
Section 7.1    Commercially Reasonable Efforts; Further Assurances.   Subject to the terms and conditions set forth in this Agreement, and to applicable Laws, during the Pre-Closing Period, the Parties shall cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action (including executing and delivering any documents, certificates, instruments and other papers that are necessary for the consummation of the transactions contemplated by this Agreement), and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement. Each Seller shall use its commercially reasonable efforts, and the Buyer shall cooperate in all reasonable respects with Sellers, to solicit and obtain the consents of the Persons who are parties to the Contracts listed on Section 7.1 of the Company and Sellers’ Disclosure Letter prior to the Closing; provided, however, that no Party nor any of their Affiliates shall be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required (unless such payment is required in accordance with the terms of the relevant Contract requiring such consent). Any payment pursuant to the foregoing proviso shall be a Transaction Expense.
Section 7.2    Trust & Closing Funding; Forward Purchase Securities.   Subject to the satisfaction or waiver of the conditions set forth in Section 2.5 (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice the Buyer shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with the Trust Agreement and the Buyer Governing Documents, at the Closing, the Buyer shall (a) (i) cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered; and (ii) cause the Trustee to pay as and when due (x) all amounts payable to Buyer Shareholders who shall have validly elected to redeem their Buyer Class A Ordinary Shares pursuant to the Buyer Memorandum and Articles and use its best efforts to cause the Trustee to pay as and when due the Deferred Discount (as defined in the Trust Agreement) pursuant to the terms of the Trust Agreement, except to the extent that such Deferred Discount is waived, and (y) pay all amounts payable pursuant to Section 2.2, and (b) (i) cause the documents and notices required to be delivered to the Sponsor and the Buyer’s independent directors pursuant to the Forward Purchase Agreements in order to cause the purchase of the Forward Purchase Securities in connection with the Closing to be so delivered, and (ii) use its best efforts to cause the Sponsor and the Buyer’s independent directors to pay into escrow as and when due pursuant to the Forward Purchase Agreements the aggregate purchase price for the Forward Purchase Securities.

Section 7.3    Listing.   Subject to Section 7.19, during the Pre-Closing Period prior to the Domestication, the Buyer shall remain listed as a public company on, and for the Buyer Class A Ordinary Shares to be listed on, the Stock Exchange. The Buyer shall cause the Buyer Class A Common Stock to be listed on the Stock Exchange.
Section 7.4   EIP.   Prior to the Closing Date, the Buyer shall approve and, subject to the approval of the Buyer Shareholders, adopt, an omnibus incentive equity plan, in the form attached hereto as Exhibit M to be effective from and after the Closing (the “EIP”). Nothing contained in this Section 7.4 (whether express or implied) shall confer any rights, remedies or benefits whatsoever (including any third-party beneficiary rights) on any Person other than the Parties to this Agreement.
Section 7.5   Confidential Information.   During the Pre-Closing Period, each Party shall be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein, and such provisions are hereby incorporated herein by reference. Each Party acknowledges and agrees that each is aware, and each of their respective Affiliates and representatives is aware (or upon receipt of any material nonpublic information of the other Party, will be advised), of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. Each Party hereby agrees, that during the Pre-Closing Period, except in connection with or support of the transactions contemplated by this Agreement (including any communications with BSOF or potential Equity Financing Sources) or at the request of the Buyer or any of its Affiliates or its or their representatives, while any of them are in possession of such material nonpublic information, none of such Persons shall, directly or indirectly (through its Affiliates or otherwise), acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of the Buyer, communicate such information to any other Person or cause or encourage any Person to do any of the foregoing.
Section 7.6   Access to Information.
(a)   During the Pre-Closing Period, upon reasonable prior written notice, Sellers shall, and shall cause the Utz Companies to, afford the representatives of the Buyer reasonable access, during normal business hours, to the properties, books and records of the Utz Companies and furnish to the representatives of the Buyer such additional financial and operating data and other information regarding the business of the Utz Companies as the Buyer or its representatives may from time to time reasonably request for purposes of consummating the transactions contemplated by this Agreement, but only to the extent that Sellers and the Utz Companies may do so without violating any obligations to any third party and to the extent that Sellers and the Utz Companies have the authority to grant such access without breaching any restrictions binding on them (and provided that Buyer shall abide by the terms of the Confidentiality Agreement). Buyer agrees to be responsible for the reasonable and documented out-of-pocket expenses incurred by the Utz Companies as a result of providing such access (which shall be treated as Transaction Expenses hereunder).
(b)   Buyer shall coordinate its access rights with the Sellers to reasonably minimize any inconvenience to or interruption of the conduct of the business of the Utz Companies.
(c)   Notwithstanding anything to the contrary in this Section 7.6, Sellers shall not be required to disclose any information to Buyer during the Pre-Closing Period if such disclosure would (i) jeopardize any attorney-client or other applicable legal privilege, or (ii) contravene any applicable Contracts or Laws. Prior to the Closing, without the prior written consent of Sellers, which may be withheld for any reason, Buyer shall not contact any suppliers to, or customers of, any Utz Company in relation to the transactions contemplated by this Agreement and Buyer shall have no right to perform invasive or subsurface investigations of any of the Leased Real Property.
Section 7.7    Notification of Certain Matters.
(a)   During the Pre-Closing Period, each of Sellers and the Company shall disclose to the Buyer in writing any development, fact or circumstance of which Sellers or the Company has Knowledge, arising before or after the Effective Date, that would cause or would reasonably be expected to result in the failure of the conditions set forth in Section 2.5(a) or Section 2.5(b) to be satisfied.

(b)   During the Pre-Closing Period, Buyer shall disclose to Sellers in writing any development, fact or circumstance of which Buyer has Knowledge, arising before or after the Effective Date, that would cause or would reasonably be expected to result in the failure of the conditions set forth in Section 2.5(a) or Section 2.5(c) to be satisfied.
Section 7.8   Antitrust Laws.
(a)   The Parties will (i) cause the Notification and Report Forms required pursuant to the HSR Act with respect to the transactions contemplated by this Agreement to be filed no later than thirty (30) days prior to the Closing, (ii) request early termination of the waiting period relating to such HSR Act filings, if early termination is being granted at the time of such filing, (iii) supply as promptly as practicable any additional information and documentary material that may be requested by a Governmental Entity pursuant to the HSR Act and (iv) otherwise use its commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement as soon as practicable. The Parties shall use commercially reasonable efforts to promptly obtain, and to cooperate with each other to promptly obtain, all authorizations, approvals, clearances, consents, actions or non-actions of any Governmental Entity in connection with the above filings, applications or notifications. Each Party shall promptly inform the other Parties of any material communication between itself (including its representatives) and any Governmental Entity regarding any of the transactions contemplated by this Agreement. If a Party or any of its Affiliates receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then the Party, to the extent necessary and advisable, shall provide a reasonable response to such request as promptly as reasonably practicable. All fees or other payments required by applicable Law to any Governmental Entity in order to obtain any such approvals, consents, or Orders shall be Transaction Expenses.
(b)   The Parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and, to the extent permissible, promptly furnish the other with copies of notices or other communications between any Party (including their respective Affiliates and representatives), as the case may be, and any third party and/or Governmental Entity with respect to such transactions. Each Party shall give the other Party and its counsel a reasonable opportunity to review in advance, to the extent permissible, and consider in good faith the views and input of the other Party in connection with, any proposed material written communication to any Governmental Entity relating to the transactions contemplated by this Agreement. Each Party agrees not to participate in any substantive meeting, conference or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity, gives the other Party the opportunity to attend and participate.
(c)   Each Party shall use its commercially reasonable efforts to resolve objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other United States federal or state or foreign statutes, rules, regulations, Orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or constituting anticompetitive conduct (collectively, the “Antitrust Laws”). Subject to the other terms of this Section 7.8(c), each Party shall use its commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.
(d)   The Buyer shall not take any action that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement as a result of the application of any Antitrust Law.
(e)   Notwithstanding anything in this Agreement to the contrary, but subject to compliance with Section 7.5, nothing in this Section 7.8 shall require Buyer, Sponsor or any of their respective Affiliates to take any action with respect to any of Buyer’s or Sponsor’s Affiliates (other than Buyer and Buyer’s Subsidiaries and the Utz Companies), any of their respective affiliated investment funds or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Buyer, Sponsor or their respective Affiliates (other than the Utz Companies), or any interests therein, including selling, divesting or otherwise disposing of, licensing, holding separate, or otherwise restricting or limiting its freedom to operate with respect to, any business, products, rights, services, licenses, investments, or assets, of Buyer, Sponsor or their respective Affiliates (other than the Utz Companies), any of their respective affiliated investment funds or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Buyer, Sponsor or their respective Affiliates (other than the Utz Companies), or any interests therein.
Section 7.9   R&W Insurance Policy.
(a)   The Buyer has entered into a binding agreement (the “Binder Agreement”), which conditionally bounds a buyer-side representation and warranty insurance policy (collectively, the “R&W Insurance Policy”), attached hereto as Exhibit L. Each Party shall use its commercially reasonable efforts to satisfy the conditions set forth in the Binder Agreement to ensure that the R&W Insurance Policy is in full force and effect at the Closing. The Buyer shall instruct the insurer under the R&W Insurance Policy that any proceeds owing or payable by the insurer under the R&W Insurance Policy shall be paid, or to the extent such proceeds are received by the Buyer, the Buyer shall pay, (i) to an Utz Company to the extent constituting a Whole Company Loss and (ii) to the Buyer to the extent constituting a Buyer Loss. If the Sellers collectively own more than 52% of the Common Units immediately following the Closing, (A) the R&W Insurance Policy will convert to a pro rata policy, (B) the Buyer shall cause the limit of liability in the R&W Insurance Policy to be reduced by a percentage equal to the percentage of Common Units collectively owned by Sellers immediately following the Closing, with the premium and retention in the R&W Insurance Policy to be adjusted accordingly, (C) the indemnification provisions in Article X will continue in full force and effect in accordance with their terms, and (D) any proceeds owing or payable by the insurer under the R&W Insurance Policy shall be paid (i) to the Buyer, to the extent constituting a Buyer Loss, (ii) to the Buyer, to the extent constituting a Whole Company Loss for which the Sellers do not have an obligation to indemnify under Section 10.2(a)(ii) or Section 10.2(a)(iii), (iii) to an Utz Company, to the extent constituting a Whole Company Loss for which the Sellers have an obligation to indemnify under Section 10.2(a)(ii) or Section 10.2(a)(iii) and for which the Sellers have paid the amount of such Loss required to be paid under Section 10.2(a)(ii) or Section 10.2(a)(iii) to an Utz Company (or will simultaneously pay to the Utz Companies with such insurance proceeds) the full amount of such Loss less the portion paid or payable by the insurer (such difference, the “Net Loss”) or (iv) to the extent constituting a Whole Company Loss for which the Sellers have an obligation to indemnify under Section 10.2(a)(ii) or Section 10.2(a)(iii) and for which the Sellers dispute the payment of the full amount of such Net Loss (x) to the Buyer, that amount of the insurance proceeds multiplied by the proportion of the Net Loss that the Sellers have not paid (or will not simultaneously pay to the Utz Companies with such insurance proceeds), and further multiplied by the Buyer’s percentage ownership interest in the Company as of the date of payment of such insurance proceeds and (y) to any Utz Company, the balance of such insurance proceeds; provided, that, in the case of this clause (iv), to the extent the Sellers pay, at any time or from time to time thereafter, additional amounts of the Net Loss, then the Buyer shall pay to an Utz Company, within three (3) Business Days of the Sellers’ payment, the additional insurance proceeds in respect of such Loss to which the Utz Companies would have been entitled had such additional amount of Net Loss been initially paid by Sellers in calculating the amount owed to the Buyer pursuant to clause (iv), or if the Sellers pay the entire Net Loss, then Buyer shall pay to an Utz Company the balance of the insurance proceeds received from the insurer. Buyer agrees that it cannot use any proceeds received from the insurer under the R&W Insurance Policy to purchase Equity Securities of the Company.
(b)   The cost of obtaining the R&W Insurance Policy, including all premiums and any related brokers fees, shall be a Transaction Expense.
Section 7.10   Communications; Press Release; SEC Filings.
(a)   Any press or other public release or public announcement concerning the transactions contemplated by this Agreement shall not be issued without the prior written consent of each of the Buyer and Sellers, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that each Party may make any public announcement which is required by applicable Law; and, provided, further, that each Party may make, and the Company may cause Utz Quality Foods, LLC, to make, announcements regarding this Agreement and the transactions contemplated hereby consisting solely of information contained in and otherwise consistent with any such press release or public announcement and the Buyer SEC Documents to their employees, customers, suppliers and other interested parties without the consent of the other Parties.
(b)   As promptly as practicable following the Effective Date, the Buyer shall prepare and file a Current Report on Form 8-K pursuant to the Securities Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”) and the Parties shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”). Buyer shall provide Sellers with a reasonable opportunity to review and comment on the Signing Form 8-K prior to its filing and shall consider such comments in good faith.
(c)   As promptly as reasonably practicable after the Effective Date, (i) the Buyer and the Company shall prepare and the Buyer shall file with the SEC materials that include the proxy statements/prospectus to be filed with the SEC as part of Form S-4 and sent to Buyer Shareholders related to the Buyer Shareholder Meeting (such proxy statement/prospectus, together with any amendment or supplements thereto, the “Proxy Statement”) and (ii) the Buyer shall prepare (with the Company’s reasonable cooperation) and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Buyer Class A Common Stock to be issued in connection with the Domestication and the other transactions contemplated by this Agreement. The Buyer shall file the definitive Form S-4 with the SEC and cause the Proxy Statement to be mailed to the Buyer Shareholders of record, as of the record date to be established by the Buyer Board that is in existence at such time, at such time as reasonably agreed by Buyer and the Company promptly following (i) in the event the preliminary Form S-4 is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Securities Exchange Act or (ii) in the event the preliminary Form S-4 is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC.
(d)   Prior to filing with the SEC, the Buyer will make available to Sellers drafts of the Form S-4 and any other documents to be filed with the SEC, both preliminary and final, and drafts of any amendment or supplement to the Form S-4 or such other document and will provide Sellers with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. The Buyer will advise Sellers promptly after it receives notice thereof, of (i) the time when the Form S-4 has been filed, (ii) in the event the preliminary Form S-4 is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Securities Exchange Act, (iii) in the event the preliminary Form S-4 is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC, (iv) the filing of any supplement or amendment to the Form S-4, (v) any request by the SEC for amendment of the Form S-4, (vi) any comments, written or oral, from the SEC relating to the Form S-4 and responses thereto and (vii) requests by the SEC for additional information in connection with the Form S-4. The Parties shall cooperate to promptly respond to any comments of the SEC on the Form S-4, and the Parties shall use their respective commercially reasonable efforts to have the Form S-4 cleared by the SEC under the Securities Act and Securities Exchange Act as soon after filing as practicable.
(e)   If at any time prior to the Buyer Shareholders Meeting any Party discovers or becomes aware of any information that should be set forth in an amendment or supplement to the Form S-4 so that the Form S-4 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, such Party shall inform the other Parties hereto and the Buyer shall promptly transmit to the Buyer Shareholders an amendment or supplement to the Form S-4 containing such information. The Buyer will also inform the Company, promptly after the Buyer receives written notice thereof, of the time of the issuance of any stop order or the suspension of the qualification of the Buyer Class A Common Stock for offering or sale in any jurisdiction, or of the initiation or written threat of any Proceeding for any such purpose.
(f)   The Parties acknowledge that a substantial portion of the Form S-4 and certain other forms, reports and other filings required to be made by the Buyer under the Securities Act and Securities Exchange Act in connection with the transactions contemplated by this Agreement (collectively, “Additional Buyer Filings”) shall include disclosure regarding the Utz Companies and the business of the Utz Companies and the Utz Companies management, operations and financial condition. Accordingly, Sellers and the Company agree to, and agree to cause the Utz Companies to, as promptly as reasonably practicable, provide the Buyer with all information concerning Sellers, the Company and the Utz Companies, and their respective business, management, operations and financial condition, in each case, that is reasonably required to be included in the Form S-4, Additional Buyer Filings or any other Buyer SEC Filing. Sellers and the Company shall make, and shall cause Utz Companies to, make, and shall cause their Affiliates, directors, officers, managers and employees to make, available to the Buyer and its counsel, auditors and other representatives in connection with the drafting of the Form S-4, Additional Buyer Filings and any other Buyer SEC Filing and responding in a timely manner to comments thereto from the SEC all information concerning Sellers and the Utz Companies, their respective businesses, management, operations and financial condition, in each case, that is reasonably required to be included in the Form S-4, such Additional Buyer Filing or other Buyer SEC Filing. If, at any time prior to the Closing, the Parties discover or become aware of any event, fact or circumstance relating to Sellers, the Company or the Utz Companies or their respective businesses, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Form S-4 (or any Additional Buyer Filing or other Buyer SEC Filing) so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Person shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement. The Buyer shall make all necessary filings with respect to the transactions contemplated by this Agreement under the Securities Act, the Securities Exchange Act and applicable blue sky Laws and the rules and regulations thereunder, and the Sellers and the Company shall reasonably cooperate in connection therewith.
(g)   At least five (5) days prior to Closing, the Buyer shall begin preparing a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the transactions contemplated by this Agreement pursuant to Form 8-K (the “Closing Form 8-K”). Buyer shall provide Sellers with a reasonable opportunity to review and comment on the Closing Form 8-K prior to its filing and shall consider such comments in good faith. Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the transactions contemplated by this Agreement (“Closing Press Release”). Concurrently with the Closing, the Buyer shall distribute the Closing Press Release, and within four (4) Business Days thereafter, file the Closing Form 8-K with the SEC.
(h)   The Company shall provide to the Buyer as promptly as practicable after the Effective Date (i) audited combined balance sheets of the Company and its Subsidiaries and certain Affiliates of the Company identified in the notes thereto as of December 29, 2019, December 30, 2018 and December 31, 2017, and related audited combined statements of operations, members’ equity and cash flows for the fiscal years ended on such dates, together with all related notes and schedules thereto, accompanied by the reports thereon of the Utz Companies’ independent auditors (which reports shall be unqualified) in each case audited in accordance with the standards of the PCAOB (the “PCAOB Financial Statements”), (ii) unaudited combined financial statements of the Company and its Subsidiaries and certain Affiliates of the Company identified in the notes thereto including combined balance sheets, statements of operations, statements of members’ equity and statements of cash flows as of and for the fiscal quarter ended March 29, 2020 together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X of the SEC and reviewed by the Utz Companies’ independent auditor in accordance with Statement on Auditing Standards No. 100 issued by the American Institute of Certified Public Accountants, (iii) all other audited and unaudited financial statements of the Utz Companies and any company or business units acquired by the Utz Companies, as applicable, required under the applicable rules and regulations and guidance of the SEC to be included in the Form S-4 and/or the Closing Form 8-K (including pro forma financial information), (iv) all selected financial data of the Utz Companies required by Item 301 of Regulation S-K, as necessary for inclusion in the Form S-4 and Closing Form 8-K and (v) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the SEC (as if the Utz Companies were subject thereto) with respect to the periods described in clauses (i) and (ii), and (iii) above, as necessary for inclusion in the Form S-4 and Closing Form 8-K (including pro forma financial information).
(i)   Each Party covenants and agrees that the information supplied or to be supplied by such Party or its Affiliates for inclusion in the Form S-4, the Additional Buyer Filings, any other the Buyer SEC Filing, any document submitted to any other Governmental Entity or any announcement or public statement regarding the transactions contemplated by this Agreement (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading at (i) the time such information is filed, submitted or made publicly available, (ii) the time the Form S-4 is declared effective by the SEC, (iii) the time the Form S-4 (or any amendment thereof or supplement thereto) is first mailed to the Buyer Shareholders, (iv) the time of the Buyer Shareholder Meeting or (v) the Closing (subject to the qualifications and limitations set forth in the materials provided by such Party or that are included in such filings and/or mailings). Buyer further covenants and agrees that it shall timely file, including for such purposes any extensions permitted under Rule 12b-25 of the Securities Exchange Act or other relief granted by the SEC, with the SEC all Buyer SEC Documents required to be filed by it through the Closing Date.
Section 7.11   Expenses.   Except as otherwise provided in this Agreement, each Party shall be solely liable for and pay all of its own costs and expenses (including attorneys’, accountants’ and investment bankers’ fees and other out-of-pocket expenses) incurred by such Party or its Affiliates in connection with the negotiation and execution of this Agreement and the Ancillary Agreements, the performance of such Party’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby. To the extent there are any Transaction Expenses, which become due and payable following the Closing, such Transaction Expenses shall be borne by the Company following the Closing.
Section 7.12   Releases.
(a)   Subject to the other provisions in this Section 7.12, effective upon the Closing, each Seller, on behalf of itself and its current and former Subsidiaries, Affiliates and their respective successors and assigns (collectively, the “Seller Releasing Parties”), hereby releases and discharges the Buyer, each Utz Company and their respective Affiliates and each of their respective current and former managers, directors, officers, employees, members, stockholders, partners, benefit plan fiduciaries and administrators and their respective successors and assigns (the “Seller Released Parties”) from and against any and all Liabilities, and causes of actions of such Seller, of any kind or nature whatsoever arising out of such Seller’s ownership of any Utz Company (whether directly or indirectly) as to facts, conditions, transactions, events or circumstances prior to the Closing (the “Seller Released Matters”), and each Seller shall not, and shall cause the other Seller Releasing Parties not to, seek to recover any amounts in connection with such Seller Released Matters from any Seller Released Party; provided, however, that nothing contained in this Section 7.12(a) shall waive, release or discharge any Seller Released Party from any Liability such Person may have to any Seller Releasing Party with respect to indemnification under the Governing Documents of the Utz Companies.
(b)   Subject to the other provisions in this Section 7.12, effective upon the Closing, Buyer, on behalf of itself and the Utz Companies, Buyer’s Affiliates and their respective successors and assigns (collectively, the “Buyer Releasing Parties”), hereby releases and discharges each Seller and its Affiliates and each of their respective current and former managers, directors, officers, employees, members, stockholders, partners, benefit plan fiduciaries and administrators and their respective successors and assigns (the “Buyer Released Parties”) from and against any and all Liabilities, and causes of actions of any Utz Company, of any kind or nature whatsoever arising out of such Seller’s ownership of any Utz Company (whether directly or indirectly), as to facts, conditions, transactions, events or circumstances prior to the Closing (the “Buyer Released Matters”), and Buyer shall not, and shall cause the other Buyer Releasing Parties not to, seek to recover any amounts in connection with such Buyer Released Matters from any Buyer Released Party.
(c)   Each Party acknowledges that it is aware of the California Civil Code Section 1542, which provides:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.
Being aware of this section, each Party hereby waives and relinquishes all rights and benefits which it may have under this section as well as any other statutes or common law principles of similar effect.

(d)   It is the intention of each Seller in executing the release contained in Section 7.12(a) and in giving and receiving the consideration called for in this Agreement, that this release shall be effective as a full and final accord and satisfaction and general release of and from all Seller Released Matters. Each Seller hereby jointly and severally represents to the Buyer that such Seller has not voluntarily or involuntarily assigned or transferred or purported to assign or transfer to any Person any Seller Released Matters and that, to the Knowledge of the Sellers, no Person other than Sellers has any interest in any Seller Released Matters by applicable Law or contract by virtue of any action or inaction by Sellers in a manner that would derogate from or otherwise prejudice the foregoing waiver.
(e)   It is the intention of Buyer in executing the release contained in Section 7.12(b) and in giving and receiving the consideration called for in this Agreement, that this release shall be effective as a full and final accord and satisfaction and general release of and from all Buyer Released Matters. Buyer represents to Sellers that Buyer has not voluntarily or involuntarily assigned or transferred or purported to assign or transfer to any Person any Buyer Released Matters and that, to the Knowledge of the Buyer, no Person other than Buyer has any interest in any Buyer Released Matters by applicable Law or contract by virtue of any action or inaction by Buyer in a manner that would derogate from or otherwise prejudice the foregoing waiver.
(f)   Notwithstanding anything to the contrary in this Section 7.12, nothing in this Section 7.12 shall waive, release, discharge, limit, modify, restrict, operate as a waiver with respect to or otherwise affect, any Liabilities or rights any Party may have (i) under this Agreement, any Ancillary Agreement or the transactions contemplated hereby and thereby, (ii) under the Confidentiality Agreement, (iii) arising out of actions or omissions occurring after the Closing or (iv) arising out of, or resulting from, Fraud of the released Person. The invalidity or unenforceability of any part of this Section 7.12 shall not affect the validity or enforceability of the remainder of this Section 7.12, which shall remain in full force and effect.
Section 7.13   Directors and Officers.
(a)   Beginning on the Closing Date and continuing until the sixth (6th) anniversary of the Closing Date, the Buyer (i) shall cause each Utz Company to maintain in effect all rights to indemnification, advancement of expenses, exculpation and other limitations on Liability to the extent provided in the Governing Documents of such Utz Company in effect as of the Effective Date (“D&O Provisions”) in favor of any current or former director, officer, or manager, or, to the extent authorized under the applicable D&O Provisions, any employee, agent or representative of any Utz Company (collectively, with such Person’s heirs, executors or administrators, the “Utz Indemnified Persons”), and (ii) shall not, and shall not permit any Utz Company to, amend, repeal or modify in a manner adverse to the beneficiary thereof any provision in the D&O Provisions as it relates to any Utz Indemnified Person, in each case relating to a state of facts existing prior to Closing, without the written consent of such affected Utz Indemnified Person (it being agreed that each Utz Indemnified Person shall be a third party beneficiary of this Section 7.13). After the Closing, in the event that any Utz Company or its successors (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then in each such case, Buyer shall cause proper provision to be made so that the successors of the Utz Company shall succeed to and be bound by the obligations set forth in this Section 7.13.
(b)   Tail Policy.
(i)   For a period of six (6) years from and after the Closing Date, the Buyer shall purchase and maintain in effect policies of directors’ and officers’ liability insurance covering those Persons who are currently covered by such policies of the Utz Companies and the Buyer with respect to claims arising from facts or events that occurred on or before the Closing and with substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy.
(ii)   At or prior to the Closing Date, the Buyer shall purchase and maintain in effect for a period of six (6) years thereafter, “run-off” coverage as provided by any Utz Company’s and the Buyer’s fiduciary and employee benefit policies, in each case, covering those Persons who are covered on the Effective Date by such policies and with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under any Utz Company’s or the Buyer’s existing policies (the policies contemplated by the foregoing clauses (i) and (ii), collectively, the “Tail Policy”); provided that in no event shall the Buyer be required to expend on the premium thereof in excess of three hundred percent (300%) of the aggregate annual premiums currently payable by the Company and the Buyer with respect to such current policies (the “Premium Cap”); provided, further, that if such minimum coverage under any such Tail Policy is or becomes not available at the Premium Cap, then any such Tail Policy shall contain the maximum coverage available at the Premium Cap. No claims made under or in respect of such Tail Policy related to any fiduciary or employee of any Utz Company shall be settled without the prior written consent of Sellers.
Section 7.14   Employee Matters.   On or prior, and as a condition, to the Closing, Sellers shall, or shall cause the Utz Companies to, take such actions regarding the Utz Quality Foods, LLC 2018 Long-Term Incentive Plan (as amended, the “LTIP”) as are set forth on Section 7.14 of the Company and Sellers’ Disclosure Letter. Nothing contained in this Section 7.14 (whether express or implied) shall confer any rights, remedies or benefits whatsoever (including any third-party beneficiary rights) on any Person other than the Parties to this Agreement.
Section 7.15   Equity Financing; Cooperation.
(a)   During the Pre-Closing Period, the Buyer may execute Subscription Agreements with Equity Investors that would constitute a Permitted Equity Financing; provided that, without the prior written consent of Sellers, (i) no such Subscription Agreement shall provide for a purchase price of Buyer Class A Ordinary Shares (before the Domestication) or Buyer Class A Common Stock (after the Domestication) at a price per share of less than ten dollars ($10) per share, (ii) all the Subscription Agreements shall not in the aggregate provide for the issuance of Buyer Class A Ordinary Shares (before the Domestication) or Buyer Class A Common Stock (after the Domestication) such that following such issuance, the number of shares of Buyer Class A Ordinary Shares (before the Domestication) or Buyer Class A Common Stock (after the Domestication) so issued is greater than the total number of shares of Buyer Class A Ordinary Shares (before the Domestication) or Buyer Class A Common Stock (after the Domestication) that are redeemed pursuant to Buyer Share Redemptions, or (iii) no such Subscription Agreement shall provide for the issuance of any Buyer Warrants or any other Equity Interests of the Buyer or the Company other than as provided in clause (ii).
(b)   Prior to the earlier of the Closing and the termination of this Agreement pursuant to Section 11.1, Sellers and each Utz Company agree, and shall cause the appropriate officers and employees thereof, to use commercially reasonable efforts to cooperate, at Buyer’s sole cost and expense (which expense shall be treated as a Transaction Expense hereunder), in connection with (x) the arrangement of any Permitted Equity Financing, (y) the consummation of the Forward Purchase Agreements and (z) the marketing of the transactions contemplated by this Agreement and the Ancillary Agreements in the public markets and with existing equityholders of the Buyer (including in the case of clauses (x) and (y) with respect to the satisfaction of the relevant conditions precedent), in each case as may be reasonably requested by the Buyer, including by (i) upon reasonable prior notice, participating in meetings, calls, drafting sessions, presentations, and due diligence sessions (including accounting due diligence sessions) and sessions with prospective investors at mutually agreeable times and locations and upon reasonable advance notice (including the participation in any relevant “roadshow”), (ii) assisting with the preparation of customary materials, (iii) providing the Financial Statements and such other financial information regarding the Utz Companies readily available to the Sellers or the Company as is reasonably requested in connection therewith, subject to confidentiality obligations acceptable to Sellers, (iv), taking all corporate actions that are necessary or customary to obtain Permitted Equity Financing, consummate the Forward Purchase Agreements and market the transactions contemplated by this Agreement, and (v) otherwise reasonably cooperating in the Buyer’s efforts to obtain Permitted Equity Financing, consummate the Forward Purchase Agreements and market the transactions contemplated by this Agreement; provided, that (A) none of (x) Sellers, any Utz Company or any of their respective Affiliates, representatives or agents, or (y) prior to the Closing, no Utz Company, shall be required to incur any Liability in respect of the Permitted Equity Financing, the Forward Purchase Agreements or otherwise or any assistance provided in connection therewith, unless and solely to the extent such Liability is treated as a Transaction Expense, (B) nothing in this Section 7.15 shall require such cooperation to the extent it could unreasonably interfere with the business of any Utz Company, or conflict with or violate any applicable Law or Contract, or require any Seller or Utz Company to breach, waive or amend any terms of this Agreement, and (C) no Seller or any of their respective Affiliates or representatives or agents shall have any obligation to approve, authorize or ratify the execution of any of the definitive documents in respect of the Permitted Equity Financing (except in their capacity as an officer, director or other representative of an Utz Company), the Forward Purchase Agreements or otherwise.
Section 7.16   Affiliate Obligations.   On or before the Closing Date, except for this Agreement and any Ancillary Agreements, the Company and Sellers shall take all actions necessary to cause all Liabilities of the Utz Companies under any Affiliated Transaction, other than as set forth on Section 7.16 of the Company and Sellers’ Disclosure Letter, to be terminated without any further force and effect and without any cost to or other Liability to any Utz Company or the Buyer.
Section 7.17   Stock Transactions.   During the Pre-Closing Period, except as otherwise contemplated by this Agreement, neither Seller nor the Company nor any of its Affiliates, directly or indirectly, shall engage in any transactions involving the securities of the Buyer without the prior written consent of the Buyer.
Section 7.18   280G.   Prior to the Closing, the Company shall use its commercially reasonable efforts to (i) obtain an executed waiver from each Person who is a “disqualified individual” (as defined in Section 280G of the Code) of that portion of any payments or economic benefits received or payable to such Person that is reasonably expected to constitute “parachute payments” (as defined in Section 280G(b) of the Code) (the “Waived 280G Benefits”), if any, and (ii) solicit the approval of its shareholders of any Waived 280G Benefits, in a manner that complies with Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder. Solely to the extent there are any Waived 280G Benefits, (A) the Company shall forward to the Buyer at least five (5) days prior to distribution to the intended recipients, copies of all documents prepared by the Company in connection with this Section 7.18 (including supporting analysis and calculations) for the Buyer’s review and comment, and the Company shall consider the comments received from the Buyer on such documents at least two (2) days prior to distribution to the intended recipients in good faith, and (B) prior to Closing, the Company shall deliver to the Buyer evidence of the results of such vote. Such shareholder approval, if obtained, shall establish the disqualified individual’s right to receive or retain the Waived 280G Benefits, such that if such shareholder approval is not obtained, no portion of the Waived 280G Benefits shall be paid, payable, received or retained.
Section 7.19   Domestication.   Subject to receipt of the Required Vote, prior to the Closing, the Buyer shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to the Buyer and the Sellers, together with the Buyer Certificate of Incorporation, in each case, in accordance with the provisions hereof and the DGCL, (b) completing and making and procuring all those filings required to be made with the Registrar of Companies of the Cayman Islands under Cayman Islands Companies Law (2020 Revision) in connection with the Domestication, and (c) obtaining a certificate of de-registration from the Registrar of Companies of the Cayman Islands, and the Buyer shall complete and make all filings required to be made with the SEC and the Stock Exchange to list the Buyer Class A Common Stock on the Stock Exchange. Immediately prior to the Closing, the Buyer shall adopt the Buyer Bylaws in the form attached hereto as Exhibit B as its bylaws until thereafter amended in accordance with the provisions thereof, the Buyer Certificate of Incorporation and the DGCL. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Buyer Shareholder, (i) each Buyer Class A Share outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Buyer Class A Common Stock and (ii) except as set forth in the Sponsor Side Letter, each Buyer Class B Share outstanding immediately prior to the effective time of the Domestication shall be converted into one (1) share of Buyer Class A Common Stock. Sellers and the Company will reasonably cooperate with the Buyer with respect to the Domestication.
Section 7.20   Name Change.   In connection with the Domestication, the Buyer will complete the Name Change.
Section 7.21   Buyer Warrants.   By virtue of the Domestication and without any action on the part of any holder of Buyer Warrants, each Buyer Warrant that is outstanding immediately prior to the consummation of the Domestication shall, pursuant to and in accordance with Section 4.4 of the Warrant Agreement, automatically and irrevocably be modified solely to provide that such Buyer Warrant shall entitle the holder thereof to acquire shares of Buyer Class A Common Stock rather than Buyer Class A Ordinary Shares (after giving effect to the Domestication).
Section 7.22   Exclusivity.
(a)   From the Effective Date, until the earlier of the Closing or the termination of this Agreement in accordance with Section 11.1, neither Seller nor the Company shall, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, any proposal or offer from any Person or group of Persons other than the Buyer and the Sponsor (and their respective representatives, acting in their capacity as such) (a “Competing Buyer”) that may constitute, or could reasonably be expected to lead to, a Competing Transaction; (ii) enter into, participate in, continue or otherwise engage in, any discussions or negotiations with any Competing Buyer regarding a Competing Transaction; (iii) furnish (including through any virtual data room) any information relating to any Utz Company or any of its assets or businesses, or afford access to the assets, business, properties, books or records of any Utz Company to a Competing Buyer, in all cases for the purpose of assisting with or facilitating, or that could otherwise reasonably be expected to lead to, a Competing Transaction; (iv) approve, endorse or recommend any Competing Transaction; or (v) enter into a Competing Transaction or any agreement, arrangement or understanding (including any letter of intent or term sheet) relating to a Competing Transaction or publicly announce an intention to do so; provided that none of the foregoing restrictions shall prohibit any Utz Company from taking the actions permitted by the exceptions set forth in Sections 6.1(a)(iii), 6.1(a)(ix), 6.1(a)(x) and 6.1(a)(xiv) of this Agreement or the related sections of the Company and Sellers’ Disclosure Letter, and any such action shall not be deemed a violation of this Section 7.22(a); provided further, that none of the foregoing restrictions shall prohibit any Utz Company from participating in, continuing or otherwise engaging in, any discussions or negotiations regarding any Competing Transaction referenced in clause (d) of the definition of Competing Transaction without regard to the consideration cap set forth in Section 6.1(a)(ix) of the Company and Sellers’ Disclosure Letter, so long as (A) such discussions do not include any discussions or negotiations with potential debt or equity financing sources for such Competing Transaction and (B) Buyer is notified of such discussions and provided with copies of any related material documentation, in each case, subject to Sponsor and Buyer first executing a joinder to any confidentiality agreement entered into by any Utz Company in connection with such Competing Transaction.
(b)   From the Effective Date, until the earlier of the Closing or the termination of this Agreement in accordance with Section 11.1, Buyer shall not directly or indirectly, enter into a Buyer Competing Transaction.
ARTICLE VIII
ADDITIONAL AGREEMENTS
Section 8.1   Access to Books and Records.   From and after the Closing, the Buyer and its Affiliates shall make or cause to be made available to Sellers (including the right to copy at Sellers’ sole expense) all books, records and documents relating to periods prior to the Closing Date of any Utz Company (and the assistance of employees responsible for such books, records and documents) during regular business hours and upon reasonable prior written request as may be reasonably necessary for (a) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Proceeding (other than an actual or potential Proceeding (i) brought or threatened to be brought by Sellers or their Affiliates arising under this Agreement or (ii) brought or threatened to be brought by the Buyer or their Affiliates against Sellers or their Affiliate relating to or arising under this Agreement), (b) preparing reports to Governmental Entities or (c) such other purposes (that do not involve an actual or potential Proceeding brought by Sellers or its Affiliates against the Buyer or by the Buyer or its Affiliates against Sellers arising under this Agreement) for which access to such documents is reasonably necessary. The Buyer shall (at the Company’s sole expense) cause each Utz Company to maintain and preserve all such books, records and other documents in the possession of the Utz Companies as of the Closing Date for the greater of (i) six (6) years after the Closing Date and (ii) any applicable statutory or regulatory retention period, as the same may be extended, and in each case, shall offer to transfer such records to Sellers, at the end of such period. Notwithstanding anything in this Agreement to the contrary, the Buyer shall not be required to provide any access or information to Sellers, their Affiliates or any of their respective representatives which constitutes information protected by attorney-client privilege or which would violate any obligation owed to a third party under Contract or Law. This Section 8.1 shall not apply to Taxes or Tax matters, which are the subject of Section 9.1.

Section 8.2   Use of Name.   From and after the Closing, no Seller nor any of their respective Affiliates (as used in this Section 8.2, other than the Utz Companies) will have any right to use the Brand Names, and Sellers shall not, and shall not permit any of their respective Affiliates to, use the Brand Names. In furtherance thereof, as promptly as practicable, but no later than ninety (90) days after the Closing Date, Sellers shall, and shall cause their Affiliates to remove, strike over or otherwise eliminate all Brand Names from all materials owned by Sellers or any of their respective Affiliates and used or displayed publicly including any sales and marketing materials, displays, signs, promotional materials and other materials; provided, that Sellers and their Affiliates shall have no obligation to remove, strike over or otherwise eliminate any Brand Names in any materials (including financial, investment and/or tax records) in the possession, custody or control of Sellers or any of their Affiliates and may continue to retain such materials for archival purposes or as required by applicable Law.
Section 8.3   Foundation Transfer.   In connection with any Foundation Transfer (as defined in the Company A&R LLCA), the Buyer hereby agrees that it will not elect to settle all or any portion of any Exchange (as defined in the Company A&R LLCA) that constitutes a Foundation Transfer in cash otherwise permitted pursuant to Section 4.6(a)(ii) or 4.6(f) of the Company A&R LLCA.
ARTICLE IX
TAX MATTERS
Section 9.1   Certain Tax Matters.
(a)   Tax Returns.
(i)   Sellers shall prepare and file, or cause to be prepared and filed, at the cost and expense of the Utz Companies, all Tax Returns of each Utz Company that are due on or prior to the Closing Date (taking into account applicable extensions) and all Tax Returns of each Utz Company for any taxable period ending on or prior to the Closing Date (collectively, the “Sellers Prepared Returns”). Each Sellers Prepared Return filed after the Closing Date shall be prepared in a manner consistent with the Utz Companies’ past practices except as otherwise required by applicable Law. Each Sellers Prepared Return that is an Income Tax Return or other material Tax Return filed after the Closing Date (taking into account applicable extensions) shall be submitted to the Buyer no later than thirty (30) days prior to the due date for filing such Tax Return (taking into account applicable extensions) for review. Sellers shall consider in good faith all reasonable comments received from the Buyer no later than ten (10) days prior to the due date for filing any such Tax Return (taking into account applicable extensions). Subject to Section 9.1(k), no filed Sellers Prepared Return may be amended after the Closing without the prior written consent of the Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. The Buyer shall prepare and file, or cause to be prepared and filed, at the cost and expense of the Utz Companies, all Tax Returns of each Utz Company (other than Sellers Prepared Returns) for any Straddle Period that are due after the Closing Date (taking into account applicable extensions) (the “Buyer Prepared Returns”). Each Buyer Prepared Return shall be prepared in a manner consistent with the Utz Companies’ past practices except as otherwise required by applicable Law. Each Buyer Prepared Return that is an Income Tax Return or other material Tax Return shall be submitted to Sellers no later than thirty (30) days prior to the due date for filing such Tax Return (taking into account applicable extensions) for review and approval, which approval shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, each Tax Return described in this Section 9.1(a) for a taxable period that includes the Closing Date (x) for which the “interim closing method” under Section 706 of the Code (or any similar provision of state, local or non-U.S. Law) is available shall be prepared in accordance with such method, (y) for which an election under Section 754 of the Code (or any similar provision of state, local or non-U.S. Law) may be made shall make such election and (z) shall be prepared in a manner such that any and all deductions, losses, or credits of any of the Utz Companies resulting from, attributable to or accelerated by the payment of the Target Repaid Indebtedness and Transaction Expenses in connection with the transactions contemplated by this Agreement (which have not been paid on or before the Closing Date, or accrued or taken into account for or with respect to a Pre-Closing Tax Period) are allocated to the portion of the taxable period beginning after the Closing Date to the extent permitted by applicable Law. For the avoidance of doubt, all Tax Returns of each Utz Company (other than Sellers Prepared Returns and Buyer Prepared Returns) shall be prepared and filed in accordance with the terms of the Company A&R LLCA.

(ii)   Buyer shall cause the Utz Companies to pay or reimburse the Sellers for the costs and expenses for the preparation of all Tax Returns required to be filed by Sellers and SRS Leasing, LLC for taxable periods that end in 2019 (such Tax Returns, the “2019 Seller Returns”) to the extent such costs and expenses have not already been paid or reimbursed by the Utz Companies as of the Closing. Sellers shall be responsible for the costs and expenses for the preparation of all Tax Returns required to be filed by Sellers for taxable periods ending after December 31, 2019. Each 2019 Seller Return that is an Income Tax Return shall be submitted to the Buyer no later than twenty (20) days prior to the due date for filing such Tax Return (taking into account applicable extensions) for review. Sellers shall consider in good faith all reasonable comments received from the Buyer no later than ten (10) days after such Tax Returns are submitted to Buyer.
(iii)   After the Closing, without the prior written consent of the Sellers (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer shall not (and shall neither cause nor permit any Utz Company) to take any of the following actions if such action would reasonably be expected to have a material adverse and disproportionate Tax effect on Sellers or any of their direct or indirect current or former owners under this Agreement or otherwise as compared to the Buyer: (w) file (except for Sellers Prepared Returns and Buyer Prepared Returns as permitted under Section 9.1(a)(i)), amend, re-file or otherwise modify any Tax Return relating in whole or part to any Utz Company with respect to any Pre-Closing Tax Period or Straddle Period, (x) enter into an agreement to extend the statute of limitations with respect to Tax Returns relating in whole or part to any Utz Company with respect to any Pre-Closing Tax Period or Straddle Period, (y) make any Tax election or take any position on any Tax Return with respect to any Utz Company that would have retroactive effect to a Pre-Closing Tax Period or Straddle Period, or (z) initiate discussion, voluntary disclosure or examination with any Taxing Authority regarding Taxes or Tax Returns with respect to any Utz Company for any Pre-Closing Tax Period or Straddle Period (except that the Buyer and the Utz Companies shall be permitted to continue to comply with any voluntary disclosure program that was initiated prior to the Closing Date).
(iv)   Notwithstanding the deadlines set forth in Sections 9.1(a)(i) and (ii) with respect to any Tax Return described therein, the Sellers and Buyer shall reasonably cooperate to set later deadlines if it is reasonably necessary in order to allow sufficient time for preparation and review of such Tax Return prior to the due date of such Tax Return (including applicable extensions) and, in the case of a 2019 Seller Return, to set a shorter time period for Buyer to review such Tax Return.
(b)   For purposes of determining whether the following Taxes are attributable to a Pre-Closing Tax Period:
(i)   in the case of property Taxes and other similar Taxes imposed for a Straddle Period, the amounts that are allocable to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the portion of the taxable period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period;
(ii)   in the case of Taxes imposed on any Utz Company as a result of income of any Flow-Thru Entity realized on or prior to the Closing Date (such income being computed assuming the Flow-Thru Entity had a year that ends as of the end of the day on the Closing Date and closed its books), such Taxes shall be treated as Taxes of an Utz Company for a Pre-Closing Tax Period;
(iii)   in the case of all other Taxes for a Straddle Period (including Taxes based on or measured by income, receipts, payments, or payroll (to the extent not covered by clauses (i)-(ii) above)), the amount allocable to the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the end of the day on the Closing Date using a “closing of the books” methodology (including deductions under Section 168(k) of the Code); provided that for purposes of this clause (iii), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates but not including deductions under Section 168(k) of the Code) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the mechanics set forth in clause (i) for periodic Taxes; and

(iv)   in the case of Taxes in the form of interest, penalties or additions, all such Taxes shall be treated as attributable to a Pre-Closing Tax Period to the extent relating to a Tax for a Pre-Closing Tax Period (determined in accordance with clauses (i)-(iii) above) whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date.
(c)   Notwithstanding anything in this Agreement to the contrary, Section 10.2(e) shall not apply to Taxes or Tax matters, which are covered by Section 9.1, and, in the event of any conflict between the Company A&R LLCA and Section 10.2(e), the Company A&R LLCA shall control.
(d)   Each Party shall reasonably cooperate (and cause its Affiliates to reasonably cooperate), as and to the extent reasonably requested by each other Party, in connection with the preparation and filing of Tax Returns required to be filed by the Sellers and Tax Returns pursuant to Section 9.1(a), including Buyer signing Sellers Prepared Returns that have been prepared in accordance with Section 9.1(a)(i) on behalf of an Utz Company, the preparation of the Allocation, determining the amount of “Tax Distributions” to be made pursuant to the Company’s LLCA (as defined therein) from and after the Effective Date and prior to the Closing (provided such cooperation shall not prevent the Company from making the determination of the amount of such “Tax Distributions” in accordance with and pursuant to the Company’s LLCA and the definition of Tax Distributions hereunder), updating Section 9.2(a) and Section 9.2(b) of the Company and Sellers’ Disclosure Letter to accurately reflect facts as of the Closing, determining any amount due and owing under Section 9.2, and any Tax Proceeding with respect to Taxes or Tax Returns of any Utz Company. Such cooperation shall include the provision of records and information which are reasonably relevant to any such Tax Return, Tax Proceeding or other Tax related matter and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Following the Closing, the Buyer, the Sellers (to the extent the Sellers have any such books and records in their possession) and the Company shall (and the Company shall cause the Utz Companies to) retain all books and records with respect to Tax matters pertinent to the Utz Companies relating to any taxable period beginning before the Closing Date until the seven (7) year anniversary of the Closing Date, and to abide by all record retention agreements entered into with any Taxing Authority. Sellers shall (and shall cause their respective Affiliates (other than the Utz Companies after the Closing) to) provide any information reasonably requested to allow the Buyer or any Utz Company to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement.
(e)   Each Party shall promptly notify the other Parties in writing upon receipt by the applicable Party or its Affiliates of notice of any Tax Proceeding with respect to Taxes or Tax Returns of any Utz Company relating to any Pre-Closing Tax Period or Straddle Period; provided that the failure to so notify the other Parties shall not relieve an Indemnitor of its indemnification obligations under Section 10.2, except to the extent that an Indemnitor is materially prejudiced thereby. Such notification shall specify in reasonable detail the basis for such Tax Proceeding and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.
(i)   The Controlling Party shall have the right to control, at the cost and expense of the Utz Companies, any Tax Proceeding in respect of any Utz Company for any Pre-Closing Tax Period or Straddle Period; provided, however, that (A) the Non-Controlling Party shall have the right, at the cost and expense of the Utz Companies, to participate in any such Tax Proceeding, (B) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (C) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed, and (D) the Controlling Party shall defend such Tax Proceeding diligently and in good faith and consult with the Non-Controlling Party in good faith concerning the appropriate strategy for contesting such Tax Proceeding; provided, further, that the Non-Controlling Party, at the cost and expense of the Utz Companies, may control and contest any such Tax Proceeding for which the Controlling Party would otherwise have the right to control under this Section 9.1(e)(i) if the Controlling Party declines or fails to diligently conduct such Tax Proceeding; provided, further, however, that if the Non-Controlling Party exercises its right to control any such Tax Proceeding under the preceding clause, the Controlling Party shall have the right, at the cost and expense of the Utz Companies, to participate in any such Tax Proceeding and the Non-Controlling Party shall (x) provide the Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (y) not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed, and (z) consult with the Controlling Party in good faith concerning the appropriate strategy for contesting such Tax Proceeding. With respect to any Tax Proceeding described in this Section 9.1(e)(i), “Controlling Party” means (1) the Sellers if the Sellers and their direct and indirect owners would reasonably be expected to bear more than fifty percent (50%) of the Tax liability in connection with such Tax Proceeding (either directly or through claims for indemnification under Article X), (2) the Buyer if the Buyer (directly) or the Utz Companies would reasonably be expected to bear more than fifty percent (50%) of the Tax liability in connection with such Tax Proceeding, in each case, assuming that the full amount of Tax at issue in such Tax Proceeding were imposed and taking into account claims for indemnification under Article X, or (3) otherwise, the Buyer; and “Non-Controlling Party” means whichever of the Sellers or the Buyer is not the Controlling Party with respect to such Tax Proceeding.
(ii)   Sellers shall have the right to control, at the cost and expense of the Sellers, any Tax Proceeding in respect of the Sellers for taxable periods that end in 2019; provided, however, that (A) Sellers shall provide the Buyer with a timely and reasonably detailed account of each stage of such Tax Proceeding and (B) Sellers shall consult with the Buyer in good faith concerning the appropriate strategy for contesting such Tax Proceeding.
(f)   All Transfer Taxes shall be borne by the Utz Companies. The Company shall prepare and file or shall cause the applicable Utz Company to prepare and file in a timely manner, all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and, if required by applicable Law, the Sellers, the Company and the Buyer will, and will cause their respective Affiliates to, reasonably cooperate and join in the execution of any such Tax Returns and other documentation. The Parties shall reasonably cooperate to establish any available exemption from (or reduction in) any Transfer Tax. The Company shall provide the other Parties with evidence reasonably satisfactory to such other Party or Parties that such Transfer Taxes have been paid, or if the relevant transactions are exempt from Transfer Taxes, evidence of the filing of an appropriate certificate or other evidence of exemption.
(g)   The Parties acknowledge and agree that for U.S. federal and, as applicable, state and local income Tax purposes, they intend that (i) the transaction contemplated by Section 2.2(c) (A) be treated as a sale as of the Closing Date of the Assigned Company Units by Sellers to the Buyer and a purchase of the Assigned Company Units by the Buyer from Sellers (the “Sale”), in exchange for the Net Cash Consideration and certain rights under the Tax Receivable Agreement, and allocated as between the Sellers, as contemplated by Section 2.2(c) in a transaction described in Section 741 of the Code (and any similar applicable state or local provisions of Tax Law) and (B) give rise to an adjustment to the Buyer’s tax basis in the direct and indirect assets of the Company (including stock of the Utz C Corp Entities) pursuant to Section 743(b) of the Code (and, in each case, any equivalent adjustments for applicable state and local income Tax purposes), (ii) the Sale be governed by the first sentence of each of Treasury Regulations Section 1.197-2(h)(12)(i) and Section 1.197-2(h)(12)(v)(A), (iii) the payment and contribution of the Excess Cash contemplated by Section 2.2(b)(ii) and Section 2.2(b)(iii) be treated as a contribution of such Excess Cash by the Buyer to the Company governed by Section 721 of the Code (and any similar applicable state or local provisions of Tax Law), (iv) the Domestication qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, (v) this Agreement be, and hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Section 368 of the Code, (vi) each step of the Restructuring qualify for the Restructuring Intended Tax Treatment, (vii) the BSOF Preferred Equity Purchase and the BSOF Common Equity Purchase (A) be treated as a sale as of the Closing Date of the BSOF Preferred Interests and the BSOF Common Interests by BSOF to the Buyer and a purchase of such interests by the Buyer from BSOF (the “BSOF Sale”), in exchange for the BSOF Consideration and allocated as set forth in the BSOF Purchase Agreement in a transaction described in Section 741 of the Code (and any similar applicable state or local provisions of Tax Law) and (B) give rise to an adjustment to the Buyer’s tax basis in the direct and indirect assets of the Sellers pursuant to Section 743(b) of the Code (and, in each case, any equivalent adjustments for applicable state and local income Tax purposes), and (viii) the Redemption be treated as a distribution pursuant to

Sections 731 and 732 of the Code (and any similar applicable state or local provisions of Tax Law) (collectively, the “Intended Tax Treatment”).
(h)   As soon as reasonably practicable following the Closing, the Parties shall adjust the number of Exchanged Company Units, Assigned Company Units, and Issued Company Units, in each case, (1) that are Common Units (as defined in the Company A&R LLCA) such that (A) the aggregate number of Acquired Company Units received by the Buyer at the Closing remains the same and (B) the value and Capital Account (as defined in the Company A&R LLCA) associated with each Acquired Company Unit is equal in amount for U.S. federal income Tax purposes (assuming that such value and Capital Account associated with each Acquired Restricted Company Unit is zero), taking into account the amounts disbursed pursuant to Section 2.2 and the U.S. federal income Tax treatment thereof and (2) that are Restricted Common Units (as defined in the A&R LLCA) such that (A) the aggregate number of Acquired Restricted Company Units received by the Buyer at the Closing remains the same and (B) the fraction of Exchanged Company Units, Assigned Company Units, and Issued Company Units, respectively, that are Acquired Restricted Company Units is equal to a fraction, the numerator of which is the aggregate number of Acquired Restricted Company Units and the denominator of which is the sum of the Acquired Restricted Company Units plus the Acquired Company Units. Within one hundred eighty (180) days following the Closing Date, but in no event later than January 31, 2021, the Buyer will prepare, and deliver (or cause to be prepared and delivered) to Sellers, (i) an allocation statement allocating the Net Cash Consideration and any other amounts treated as consideration for U.S. federal income Tax purposes with respect to the Sale (the “Aggregate Consideration”) and the BSOF Consideration and any other amounts treated as consideration for U.S. federal income Tax purposes with respect to the BSOF Sale among the assets of the Company and the Company Subsidiaries that are classified as entities that are disregarded as separate from the Company for U.S. federal income Tax purposes, in each case, taking into account any adjustment required by Law pursuant to Section 734(b) of the Code as a result of the Redemption and in accordance with Section 1060 of the Code (and any other applicable section of the Code), the Treasury Regulations thereunder (and any similar provision of state or local Law) (the “Allocation”) and (ii) a balance sheet, as of the Closing Date, that sets out the Tax basis of the assets then owned by the Company and the Company Subsidiaries that are classified as entities that are disregarded as separate from the Company for U.S. federal income Tax purposes on the Closing Date and the amount of the liabilities of the Company and such Company Subsidiaries on the Closing Date (the “Tax Basis Balance Sheet”). The Allocation shall contain sufficient detail to permit the Parties to make the computations and adjustments required under Sections 734(b), 743(b), 751 and 755 of the Code and the Treasury Regulations thereunder. Within thirty (30) days after the receipt of the Tax Basis Balance Sheet and Allocation, the Sellers will propose any changes or will indicate its concurrence therewith. If the Buyer and Sellers do not agree with the Tax Basis Balance Sheet or Allocation, then the Buyer and Sellers shall attempt in good faith to reach agreement on the Tax Basis Balance Sheet or the Allocation, as applicable, in a manner consistent with applicable income Tax Law. If the Buyer and Sellers cannot reach agreement on the Tax Basis Balance Sheet or the Allocation within fifteen (15) days after receipt of the Sellers’ proposed changes, then the Buyer and Sellers shall submit the dispute to a nationally recognized accounting firm mutually acceptable to the Buyer and Sellers (the “Tax Accounting Firm”) for resolution, acting as an accounting expert (and not as an arbitrator). For this purpose, (x) the Tax Accounting Firm may not assign a value to any disputed item greater than the greatest value for such disputed item claimed by any party or less than the lowest value for such disputed item claimed by any party and (y) all fees and expenses relating to the work, if any, to be performed by the Tax Accounting Firm will be allocated between the Buyer, on the one hand, and Sellers, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Tax Accounting Firm that is unsuccessfully disputed by each such Party (as finally determined by the Tax Accounting Firm) bears to the total amount of such disputed items so submitted. The Tax Basis Balance Sheet and the Allocation, as agreed to by the Buyer and Sellers or as finally determined by the Tax Accounting Firm, as the case may be, shall be binding on all Parties (the “Final Tax Basis Balance Sheet” and the “Final Allocation,” respectively).
(i)   The Parties shall, and shall cause each of their respective applicable Affiliates to: (1) prepare and file all Tax Returns consistent with the Final Tax Basis Balance Sheet, Final Allocation and Intended Tax Treatment (collectively, the “Tax Positions”); (2) take no position in any communication (whether written or unwritten) with any Governmental Entity or any other action inconsistent with the Tax Positions; (3) promptly inform each other of any challenge by any Governmental Entity to any portion of the Tax Positions; (4) consult with and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, any such challenge to any portion of the Tax Positions; and (5) use their respective commercially reasonable efforts to defend the Tax Positions in any Tax Proceeding; provided that, to the extent permitted by applicable Law, the Parties shall cooperate to make appropriate adjustments to the Final Allocation (in a manner consistent with the principles used to create the Final Allocation) to reflect any adjustments to the Aggregate Consideration as a result of any indemnification payments pursuant to Section 10.2, in which case such adjustments as mutually agreed by the Parties shall be binding on all Parties and considered part of the Final Allocation for purposes of this Section 9.1(i).
(j)   Without the prior written consent of the Buyer, Sellers and the Company shall not, and shall cause their respective Affiliates not to, make or cause to be made any election under Treasury Regulation Section 301.9100-22 (or any similar provision of state, local, or non-U.S. Laws) with respect to any Utz Company. With respect to any Tax Proceeding of any Utz Company treated as a partnership for federal income Tax purposes for any Pre-Closing Tax Period or any Straddle Period and for which the election provided for in Section 6226 of the Code (or any similar provision of state, local, or non-U.S. Laws) is available, the Company shall (and Buyer shall cause the Company to), and shall cause their respective eligible Subsidiaries to, timely make all such available elections in accordance with applicable Laws (and Sellers expressly consent to, and shall reasonably cooperate to the extent requested by Buyer in, the making of all such available elections). Sellers and the Company shall, and shall cause their respective applicable Subsidiaries to, comply with all applicable Laws with respect to the making and implementation of any such election. Sellers shall consult in good faith with the Buyer prior to, and reasonably in advance of, effectuating any transaction whereby (i) each Seller would no longer be properly treated as a separate partnership (as opposed to Sellers together being treated as a single partnership) or either Seller would liquidate, in each case, for U.S. federal or any applicable state or local income Tax purposes and (ii) either Seller or any of their respective Affiliates could reasonably be expected to become a related person (within the meaning of Code Section 197(f)(9)(C) and Treasury Regulations Section 1.197-2(h)(6)) to the Buyer and following which any Section 197 intangible (within the meaning of Section 197 of the Code) of any of the Utz Companies could reasonably be expected to become subject to the anti-churning rules of Section 197(f)(9) of the Code or Treasury Regulations Section 1.197-2(h). Each of the Company and Sellers shall (and Buyer shall cause the Company to), and shall cause all of their respective eligible Subsidiaries, if any, to, make or cause to remain in effect, as applicable, a valid election under Section 754 of the Code (and any similar provision of state, local or non-U.S. Law) for any taxable period that includes the Closing Date (and, with respect to the Company and its eligible Subsidiaries, if any, for any taxable period that includes the date of any Exchange (as defined in the Company A&R LLCA)).
(k)   The Sellers shall be entitled to receive, without duplication, any refunds of Seller Taxes actually received by any of the Utz Companies, and any amounts in respect of Seller Taxes actually applied as a credit against any Taxes (other than Seller Taxes) of the Utz Companies otherwise payable in cash by any of the Utz Companies, after the Closing Date, for all Pre-Closing Tax Periods and any Straddle Period attributable to the period ending as of or before the Closing Date, except to the extent such refund or credit is (i) attributable to any loss, deduction or similar item arising in a taxable period (or portion of a Straddle Period) beginning after the Closing Date (including items governed by the Tax Receivable Agreement) applied (e.g., as a carryback) to a Pre-Closing Tax Period, (ii) reflected as an asset on the books and records of the Utz Companies as of the end of the day on the Closing Date, or (iii) required to be paid to a third party pursuant to a contract entered into at or before the Closing. The Company shall pay or cause to be paid to the Sellers the amount of any such refund or credit to which Sellers are entitled under this Section 9.1(k), net of any Taxes and out-of-pocket expenses incurred in connection with obtaining such refund or credit, within ten (10) days after such receipt of such refund or such application of such credit by the Utz Companies. To the extent that any of the Utz Companies is required to repay to the applicable Taxing Authority any refund or credit paid to the Sellers pursuant to this Section 9.1(k) (or any such refund or credit is otherwise disallowed or reduced by the applicable Taxing Authority), the Sellers shall repay to the Company (for the account of the applicable Utz Company) such refund or credit (plus any interest or penalties) imposed thereon by the relevant Taxing Authority) as promptly as reasonably practicable after a written request therefor. Upon the written request of the Sellers, Buyer shall cause the applicable Utz Companies to file a claim for refund or credit to which Sellers would be entitled under this Section 9.1(k), including through the filing of amended Tax Returns or otherwise, relating to an Utz Company (or its assets or operations) for any Pre-Closing Tax Period or Straddle Tax Period in such form as the Sellers may reasonably request.

Section 9.2   Post -Closing Adjustment to Tax Distributions for Pre-Closing Tax Periods.
(a)   To the extent a Seller’s or SRS Leasing LLC’s 2019 federal, state or local Income Tax Returns are not filed prior to the Closing, then after the Closing, the Company shall make (and the Buyer shall cause the Company to make) “Tax Distributions” to each Seller as provided in clauses (ii) and (iii) of the definition thereof in the Company’s LLCA in effect immediately prior to the Closing based on the final IRS Schedule K-1s (and any similar form prescribed for state or local income Tax purposes) of such Seller and SRS Leasing, LLC, as applicable, for its taxable year ending in 2019 (“2019 Tax Year”) as filed after the Closing, taking into account and reduced (but not below zero) by any “Tax Distributions” (as defined in and made pursuant to the Sellers’ LLCA, the Company’s LLCA, and SRS Leasing’s LLCA) previously made by such Seller or SRS Leasing, LLC, as applicable, to its members and, without duplication, by the Company to such Seller prior to the Closing, in each case with respect to its 2019 Tax Year (which distributions made prior to the Closing in respect of the 2019 Tax Year (the “2019 Pre-Closing Tax Distributions”) are set forth on Section 9.2(a) of the Company and Sellers’ Disclosure Letter as of the Effective Date, and which shall be updated in accordance with Section 9.1(d)). Such payment, if any, shall be made to such Seller within ten (10) days after the date such Tax Returns and final Schedule K-1s (and any similar form prescribed for applicable state or local income Tax purposes) of such Seller or SRS Leasing, LLC are filed. For purposes of this Section 9.2(a), any such “Tax Distributions” made after the Closing with respect to SRS Leasing, LLC shall be made to Series U.
(b)   After the Closing, the Company shall make (and the Buyer shall cause the Company to make) estimated “Tax Distributions” to the Sellers as provided in clauses (i) and (ii) of the definition thereof in the Company’s LLCA in effect immediately prior to the Closing for the taxable year of the Company that includes the Closing Date, but only with respect to taxable income of the Company allocated to the Sellers for the portion of such taxable year ending as of the end of the day on the Closing Date, based on an interim closing of the books of the Company (“2020 Pre-Closing Taxable Income”), taking into account and reduced (but not below zero) by any “Tax Distributions” (as defined in and made pursuant to the Company’s LLCA) previously made by the Company with respect to its 2020 taxable year prior to the Closing (which distributions made prior to the Closing in respect of such 2020 taxable year (the “2020 Pre-Closing Tax Distributions”) are set forth on Section 9.2(b) of the Company and Sellers’ Disclosure Letter as of the Effective Date, and which shall be updated in accordance with Section 9.1(d)). The Company shall pay (and the Buyer shall cause the Company to pay) such estimated tax payments, if any, to the Sellers on the quarterly estimated tax payment dates consistent with past practices. If, based on the final IRS Schedule K-1 (and any similar form prescribed for state or local income Tax purposes) with respect to the 2020 taxable year of the Company, the sum of (i) the 2020 Pre-Closing Tax Distributions, and (ii) the estimated tax payments for the 2020 tax year made by the Company to the Sellers after the Closing pursuant to this Agreement is less than the amount that would have been computed based on such final tax information of 2020 Pre-Closing Taxable Income reflected on such final Tax Returns, calculated in accordance with such Company’s LLCA, then the Company shall pay (and the Buyer shall cause the Company to pay) such shortfall to the Sellers as soon as possible after such shortfall is determined by the Parties.
(c)   For U.S. federal and applicable state and local income Tax purposes, any payments by the Company pursuant to this Section 9.2 shall be treated as a distribution from the Company under Section 731 of the Code during the taxable year of the Company that includes the Closing Date for the portion of such taxable year prior to the Closing.
ARTICLE X
INDEMNIFICATION
Section 10.1   Survival Periods.   None of the representations, warranties, covenants or agreements set forth in this Agreement or in any certificate delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants or agreements, shall survive the Closing (and there shall be no Liability after the Closing in respect thereof), in each case, except for (i) those covenants and agreements that by their terms are to be performed, in each case, in whole or in part after the Closing, and then only with respect to the period following the Closing (including any breaches occurring after the Closing), which shall survive until thirty (30) days following the date of the expiration, by its terms, of the obligation of the applicable Party under such covenant or agreement, including when such covenant or agreement has been fully performed, (ii) Section 3.24(b), which shall survive for fifteen (15) months after the Closing Date, (iii) Section 6.1(a), which shall survive for twelve (12) months after the Closing Date, and (iv) Section 10.2(a)(ii), which shall survive until thirty (30) days after the date of the expiration of the applicable statute of limitations with respect to the applicable Tax. Notwithstanding the foregoing, any representation, warranty, covenant or agreement in respect of which indemnity may be sought under Section 10.2, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 10.1 if written notice of the breach or non-fulfillment thereof giving rise to such right or alleged right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time, in which case it shall survive until the associated claim is finally resolved.
Section 10.2   General Indemnification.
(a)   Subject to the limitations set forth in this Section 10.2 and the other limitations set forth in this Agreement, Sellers shall jointly and severally indemnify the Buyer Indemnified Parties and save and hold each of them harmless from and against and pay on behalf of or reimburse such Buyer Indemnified Parties for any and all Losses which any such Buyer Indemnified Party may incur, be subject to or suffer as a result of, arising from or relating to:
(i)   any breach or non-fulfillment of Section 6.1(a) prior to the Closing, in each case other than to the extent accounted for on a dollar for dollar basis in the Closing Statement;
(ii)   any and all Pre-Closing Imputed Underpayments (including if paid by an Utz Company anytime from and after December 30, 2019, other than to the extent accounted for on a dollar for dollar basis in the Closing Statement) and any and all Seller Taxes that are not Pre-Closing Imputed Underpayments to the extent such Seller Taxes that are not Pre-Closing Imputed Underpayments exceed $1,000,000; and
(iii)   any inaccuracy or breach of the representation and warranty set forth in Section 3.24(b) (at the Effective Date or the Closing Date), in each case other than to the extent accounted for on a dollar for dollar basis in the Closing Statement.
(b)   Notwithstanding anything in this Agreement to the contrary, except in the case of Fraud by Sellers, Sellers’ aggregate Liability to the Buyer Indemnified Parties for any and all Losses which the Buyer Indemnified Parties may suffer as a result of, arising from or relating to this Agreement shall not exceed $490,000,000.
(c)   Notwithstanding anything in this Agreement to the contrary, Losses in respect of which an Indemnitee would otherwise be entitled to indemnification shall be reduced by any amounts or benefits received (whether in the form of cash, credit or some other beneficial arrangement) in respect of such Loss, including (i) any insurance proceeds, including pursuant to the R&W Insurance Policy (net of any reasonable and documented out-of-pocket expenses incurred in obtaining such recovery, including any deductible under any insurance policy or the retention under the terms of the R&W Insurance Policy) and (ii) an amount equal to the excess, if any, of (A) the reduction in Taxes of the applicable Indemnitee (which, if the Indemnitee is the Buyer, shall include reductions realized by the Buyer directly or indirectly through the Utz Companies, and if the Indemnitee is an Utz Company, shall include reductions realized by any of the Utz Companies), without duplication, by reason of a Tax deduction, credit or other Tax benefit realized as a result of such Losses with respect to the taxable period during which such Loss is incurred or the immediately succeeding taxable period over (B) the amount of any additional Tax cost incurred by such Indemnitee (which, if the Indemnitee is the Buyer, shall include additional Tax cost incurred by the Buyer directly or indirectly through the Utz Companies, and if the Indemnitee is an Utz Company, shall include additional Tax cost incurred by any of the Utz Companies) arising from such Loss or the receipt of such indemnification payments hereunder and treating the applicable Tax item as the last item to be used (collectively the “Third-Party Recovery Proceeds”).
(d)   To the extent required by applicable Law, each Indemnitee shall take commercially reasonable efforts to mitigate any Loss in respect of which such Indemnitee is entitled to indemnification upon becoming aware of any event, state of facts, circumstances or developments which would reasonably be expected to, or does, give rise thereto. Notwithstanding anything in this Agreement to the contrary, with respect to any indemnification obligation of Sellers pursuant to Section 10.2(a)(ii) or Section 10.2(a)(iii), to the extent coverage is or would reasonably be expected to be available for such Loss, the Buyer must first seek recovery under the R&W Insurance Policy before seeking indemnification from the Sellers under, and subject to the limitations in, this Article X, and Sellers shall only be under an obligation to indemnify all or part of such Loss in accordance with (and subject to the limitations in) this Section 10.2 to the extent such Loss was not covered or partially covered under the R&W Insurance Policy (including to the extent not covered or partially covered due to the retention thereunder). The Buyer shall not be prejudiced in any way for first seeking recovery under the R&W Insurance Policy so long as the Buyer gives timely written notice to the Sellers of its right to indemnity by not later than the end of the survival period for such claim set forth in Section 10.1. Further, to avoid losing any rights under Section 10.1, the Buyer shall be permitted to make a simultaneous claim (but shall not seek recovery from Sellers to the extent coverage is or would reasonably be expected to be available under the R&W Insurance Policy for such Loss in accordance with the second preceding sentence) against the Sellers under Section 10.2(a)(ii) or Section 10.2(a)(iii) for any portion of such Loss not covered under the terms of the R&W Insurance Policy (including the retention thereunder applicable to such Loss). With respect to any indemnity claims made pursuant to Section 10.2(a)(i), the Buyer shall not be required to first seek recovery under the R&W Insurance Policy before it can proceed against Sellers.
(e)   If any Buyer Indemnified Party desires to make a claim for indemnification under this Section 10.2 (an “Indemnitee”), the Indemnitee shall promptly notify the indemnifying party (an “Indemnitor”) of the claim in writing after receiving written notice of the claim or the commencement of any Proceeding by a third party (“Third Party Claim”), describing the nature of the claim, the amount thereof (if known and quantifiable) and the basis thereof; provided that the failure to so notify an Indemnitor shall not relieve an Indemnitor of its indemnification obligations under Section 10.2, except to the extent that an Indemnitor is materially prejudiced thereby. The Parties shall cooperate in good faith to resolve any disputed claim for indemnification. Any Indemnitor shall be entitled to participate in the defense of such Third Party Claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the control of the defense thereof by providing notice to the Indemnitee within thirty (30) days of receipt of the written notice described in the first sentence of this Section 10.2(e) and in connection therewith, by irrevocably agreeing to indemnify the Indemnitee for all Losses relating to such Third Party Claim, subject to the limitations in this Section 10.2. If the Indemnitor assumes the defense of such Third Party Claim, it shall appoint counsel that is reasonably acceptable to the Indemnitee (which the Parties hereby agree that Kirkland & Ellis LLP (“K&E”) is reasonably acceptable counsel for the Buyer and Cozen O’Connor is reasonably acceptable counsel for Sellers) to be the lead counsel in connection with such defense; provided that (i) the Indemnitee shall be entitled to participate in the defense of such Third Party Claim and to employ counsel of its choice for such purpose if the fees and expenses of such separate counsel are borne entirely by the Indemnitee; (ii) the Indemnitor shall not be entitled to assume control of such defense if (A) the claim for indemnification relates to or arises in connection with any criminal Proceeding, (B) the claim primarily seeks an injunction or other equitable relief, or (C) the claim presents, under applicable standards of professional conduct, a legal conflict on any significant issue for one counsel to represent both the Indemnitee and the Indemnitor; and (iii) if an Indemnitor shall control the defense of any such Third Party Claim, such Indemnitor shall obtain the prior written consent of the Indemnitee (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of a Third Party Claim; provided, however, subject to the limitations set forth in this Section 10.2, an Indemnitor may settle or consent to the entry of judgment in respect of such claim without the consent of the Indemnitee, if such settlement or judgment is for (x) money damages only, (y) includes a full and unconditional release of the Indemnitee from any further Liability in respect of such claim and (z) does not contain any admission of wrongdoing on the part of the Indemnitee. The Indemnitee may take any actions reasonably necessary to defend any Third Party Claim prior to the time it receives notice from the Indemnitor that it will assume the defense of such claim. If the Indemnitor makes any payments on any Third Party Claim pursuant to this Section 10.2, the Indemnitor shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnitee to any insurance benefits or other claims of the Indemnitee with respect to such claim, including any claims against third parties.
(f)   Except in the case of Fraud by Sellers, in the event the Closing occurs, the Buyer Indemnified Parties’ sole and exclusive source of recovery for any Losses due to an inaccuracy or breach of any representation or warranty (other than Section 3.24(b)) of Sellers or the Company in this Agreement or in any certificate delivered by Sellers or the Company pursuant to this Agreement shall be recovery from the insurance coverage provided by the R&W Insurance Policy (whether or not available thereunder), including if the R&W Insurance Policy converts to a pro rata policy, and in no event will any Buyer Indemnified Party make a claim for indemnification pursuant to this Agreement, including this Section 10.2, in respect of any Loss resulting from any inaccuracy or breach of any representation or warranty (other than Section 3.24(b)) of Sellers or the Company pursuant to this Agreement or any certificate delivered by Sellers or the Company pursuant to this Agreement (except to the extent such Loss is expressly subject to indemnification pursuant to the terms of Sections 10.2(a)(i) or 10.2(a)(ii) hereof, but subject to Section 10.2(d)). Subject to the limitations set forth in this Section 10.2, to the extent Sellers are liable to any Buyer Indemnified Party for any indemnifiable Loss pursuant to Section 10.2(a), then within three (3) Business Days after the final, binding determination of such indemnifiable Loss, Sellers must pay, or cause to be paid, at the election of Sellers in their sole discretion, (i) by wire transfer of immediately available funds to the Buyer Indemnified Party, the amount of such indemnifiable Loss (after taking into account any recovery under the R&W Insurance Policy, if applicable), or (ii) by the surrender by the Sellers and cancelation, for no additional consideration, of a number of Retained Company Units and the same number of shares of Buyer Class V Voting Stock equal to the quotient of (A) the amount of such indemnifiable Loss divided by (B) the Common Stock Price as of the date of such final and binding determination pursuant to this Agreement, or any combination of the foregoing clauses (i) and (ii) in a total amount equal to the amount of such indemnifiable Loss payable hereunder.
(g)   To the extent that any Third-Party Recovery Proceeds are recovered by an Indemnitee after the related indemnification payment has been made by the Indemnitor pursuant to this Section 10.2 for the same Loss, in order to prevent any recovery of a Loss more than once in respect of the same Losses suffered, such Indemnitee shall pay over to the Indemnitor, in cash, the amounts of such Third-Party Recovery Proceeds for which indemnification payments have previously been made by the Indemnitor, promptly after such Third-Party Recovery Proceeds are actually recovered, but not more than the amount of indemnification payment made by Indemnitor pursuant to this Section 10.2. If permitted by applicable Law, in lieu of the foregoing, such Buyer Indemnified Party may subrogate or assign its rights to recover under the R&W Insurance Policy to Sellers or their designee.
(h)   Notwithstanding anything in this Agreement to the contrary, for the purposes of this Section 10.2, for purposes of (i) determining whether an inaccuracy or breach of a representation or warranty has occurred pursuant to this Agreement and (ii) calculating the amount of Losses arising from an inaccuracy or breach of any representation and warranty for which an Indemnitee is entitled to indemnification under this Agreement, each representation and warranty in this Agreement (and the corresponding sections of the Disclosure Letter) shall be read without giving effect to the terms “material,” “in all material respects,” “Material Adverse Effect” or similar phrases or qualifiers contained in such representation or warranty (as if such words or phrases were deleted from such representation and warranty).
(i)   When determining the amount of Losses for which a claim under Section 10.2(a) has been made, to the extent the Buyer Indemnified Party seeking recovery or that receives payment for such Loss is not an Utz Company, the final amount of indemnifiable Losses payable under this Agreement to such Buyer Indemnified Party shall be reduced to reflect the Buyer’s percentage ownership interest in the Company as of the date of the final and binding determination of such Loss pursuant to this Agreement; provided that no such reduction shall be made if such Buyer Indemnified Party suffers such Loss directly.
(j)   In no event shall any Indemnitee be entitled to duplicate compensation with respect to the same Losses under more than one provision of this Agreement and the Ancillary Agreements.
(k)   Except in the case of Fraud, in the event the Closing occurs, the sole and exclusive remedy for any and all claims against any Party arising under, out of, related to or in connection with this Agreement, shall be the rights of indemnification set forth in this Section 10.2 and, with respect to any covenant or agreement, specific performance or other equitable remedies, and no Person will have any other entitlement, remedy or recourse, whether in Contract, tort or otherwise against any Party (other than specific performance, injunction or other equitable relief pursuant to the terms of Section 12.10), it being agreed by the Parties that all of such other remedies, entitlements and recourse are waived and released by the Parties to the fullest extent permitted by Law. The provisions of this Section 10.2 and the limited remedies provided in Section 10.2 were specifically bargained for by the Parties and were taken into account by them in arriving at the terms and conditions of this Agreement. No Party shall be entitled to a rescission of this

Agreement or any further indemnification or rights or claims of any nature whatsoever, all of which are hereby waived by the Parties to the fullest extent permitted under applicable Law.
(l)   All indemnification payments under this Section 10.2 shall be deemed adjustments to the Aggregate Consideration for all purposes, including for income Tax purposes, to the extent permitted by applicable Law.
(m)   In connection with the Buyer making an indemnification claim against the Sellers pursuant to this Article X following the Closing, any determination to be made by the Buyer shall be made by the Audit Committee of the Buyer Board.
(n)   In the event of any indemnification claim by the Buyer against the Sellers under this Article X, the non-prevailing Party (Sellers or Buyer, as applicable) shall be required to reimburse the prevailing Party (Buyer or Sellers, as applicable) for its attorneys’ fees, costs and expenses in connection with such indemnification claim, to the extent not otherwise obligated to be reimbursed.
ARTICLE XI
TERMINATION
Section 11.1   Termination.   This Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing only as follows:
(a)   by the mutual written consent of Sellers and the Buyer;
(b)   by either Sellers or the Buyer by written notice to the other Party or Parties if any applicable Law is in effect making the consummation of the transactions contemplated by this Agreement illegal or any final, non-appealable Order is in effect permanently preventing the consummation of the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement of this Agreement results in or causes such final, non-appealable Order or other action (including, with respect to Sellers, any breach by the Company);
(c)   by either Sellers or the Buyer by written notice to the other Party or Parties if the consummation of the transactions contemplated by this Agreement shall not have occurred on or before October 11, 2020 (the “Outside Date”); provided that if the Buyer Shareholders approve an extension of the date required to consummate a Business Combination in accordance with the Buyer Memorandum and Articles, the Outside Date shall automatically be extended to the earlier of (i) such extension date, and (ii) the six month anniversary of the Effective Date; provided, further, that the right to terminate this Agreement under this Section 11.1(c) shall not be available to any Party then in material breach of its representations, warranties, covenants or agreements under this Agreement (including, with respect to Sellers, any breach by the Company);
(d)   by Sellers, if Buyer breaches in any material respect any of its representations or warranties contained in this Agreement or breaches or fails to perform in any material respect any of its covenants contained in this Agreement, which breach or failure to perform (i) would render a condition precedent to Sellers’ obligations to consummate the transactions set forth in Section 2.5(a) or Section 2.5(c) of this Agreement not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to the Buyer by Sellers, cannot be cured or has not been cured by the later of the Outside Date and thirty (30) Business Days after receipt of such written notice (in which case the Outside Date shall automatically be extended until the end of such thirty (30) Business Day period, but in no event on more than one occasion) and Sellers or the Company have not waived in writing such breach or failure; provided, however, that the right to terminate this Agreement under this Section 11.1(d) shall not be available to Sellers if the Company or either Seller is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement; and
(e)   by the Buyer, if the Company or either Seller breaches in any material respect any of their representations or warranties contained in this Agreement or the Company or either Seller breaches or fails to perform in any material respect any of its covenants contained in this Agreement, which breach or failure to perform (i) would render a condition precedent to the Buyer’s obligations to consummate the transactions set forth in Section 2.5(a) or Section 2.5(b) of this Agreement not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to Sellers by the Buyer, cannot be cured or has not been cured by the later of the Outside Date and thirty (30) Business Days after the delivery of such written notice (in which case the Outside Date shall automatically be extended until the end of such thirty (30) Business Day period, but in no event on more than one occasion) and the Buyer has not waived in writing such breach or failure; provided, however, that the right to terminate this Agreement under this Section 11.1(e) shall not be available to the Buyer if the Buyer is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement.
Section 11.2   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 11.1, this Agreement shall immediately become null and void, without any Liability on the part of any Party or any other Person, and all rights and obligations of each Party shall cease; provided that (a) the Confidentiality Agreement and the agreements contained in Section 7.10(a), Section 7.11, this Section 11.2 and Article XII of this Agreement survive any termination of this Agreement and remain in full force and effect and (b) no such termination shall relieve any Party from any Liability arising out of or incurred as a result of its Fraud or its willful and material breach of this Agreement.
ARTICLE XII
MISCELLANEOUS
Section 12.1   Amendment and Waiver.   No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Buyer, the Company, and Sellers. No waiver of any provision or condition of this Agreement shall be valid unless the same shall be in writing and signed by the Party against which such waiver is to be enforced. No waiver by any Party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.
Section 12.2   Notices.   All notices, demands and other communications to be given or delivered under this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (c) three (3) days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 12.2, notices, demands and other communications to the Company, the Buyer, and Sellers shall be sent to the addresses indicated below:
Notices to Sellers, and prior to the Closing, the Company:	with copies to:
Cozen O’Connor
Utz Quality Foods, LLC	One Liberty Place
900 High Street	1650 Market Street, Suite 2800
Hanover, PA 17331	Philadelphia, PA 19103
Attention: Dylan B. Lissette	Attention: Larry P. Laubach, Esq.
Email: dlissette@utzsnacks.com	E-mail: llaubach@cozen.com

Notices to the Buyer, and following the Closing, the Company:	with a copy to (which shall not constitute notice):
Collier Creek Holdings	Kirkland & Ellis LLP
200 Park Avenue, 58th Floor	601 Lexington Avenue
New York, NY 10166	New York, NY 10022
Attention: Jason K. Giordano	Attention: Peter Martelli, P.C.
Email: giordano@cc.capital	Lauren M. Colasacco, P.C.
E-mail: peter.martelli@kirkland.com lauren.colasacco@kirkland.com
Section 12.3   Assignment.   This Agreement and all of the provisions hereof (including the first paragraph of (a) Sections 6.1(a) and 6.1(b) of the Company and Sellers’ Disclosure Letter, and (b) Section 6.2(a) of the Buyer Disclosure Letter) shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Party (including by operation of Law) without the prior written consent of the other Parties. Any purported assignment or delegation not permitted under this Section 12.3 shall be null and void.
Section 12.4   Severability.   Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable Law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible.
Section 12.5   Interpretation.   The headings and captions used in this Agreement and the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in any Disclosure Letter, Schedule or Exhibit attached hereto or delivered at the same time and not otherwise defined therein shall have the meanings set forth in this Agreement. The use of the word “including” herein shall mean “including without limitation.” The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to a specific Section, Subsection, Clause, Recital, Section of a Disclosure Letter, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Clauses, Recitals, Sections of a Disclosure Letter, Schedules or Exhibits of this Agreement. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. References herein to any gender shall include each other gender. The word “or” shall not be exclusive unless the context clearly requires the selection of one (1) (but not more than one (1)) of a number of items. References to “written” or “in writing” include in electronic form. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and permitted assigns; provided, however, that nothing contained in this Section 12.5 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity. Any reference to “days” shall mean calendar days unless Business Days are specified; provided that if any action is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. References herein to any Contract (including this Agreement) mean such Contract as amended, restated, supplemented or modified from time to time in accordance with the terms thereof; provided that with respect to any Contract listed (or required to be listed) on the Disclosure Letters, all material amendments and modifications thereto (but excluding any purchase orders, work orders or statements of work) must also be listed on the appropriate section of the applicable Disclosure Letter. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding.” References herein to any Law shall be deemed also to refer to such Law, as amended, and all rules and regulations promulgated thereunder. If any Party has breached any representation, warranty, covenant or agreement contained in this Agreement in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, covenant or agreement. The word “extent” in the phrase “to the extent” (or similar phrases) shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” An accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with GAAP. Except where otherwise provided, all amounts in this Agreement are stated and shall be paid in United States dollars. The Parties and their respective counsel have reviewed and negotiated this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. Any information or materials shall be deemed provided, made available or delivered to the Buyer if such information or materials have been uploaded to the electronic data room maintained by Sellers and their financial advisors on the Firmex online-platform for purposes of the transactions contemplated by this Agreement (the “Data Room”) or otherwise provided to the Buyer’s representatives (including counsel) via electronic mail, in each case, prior to the Effective Date. The content of the Data Room as of the Effective Date will be stored on six (6) identical encrypted USB devices, and Sellers will cause three (3) such devices to be sent to the Buyer within thirty days of the Effective Date.
Section 12.6   Entire Agreement.   This Agreement, the Ancillary Agreements and the Confidentiality Agreement (together with the Disclosure Letters and Exhibits to this Agreement) contain the entire agreement and understanding among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions (including that certain non-binding letter of intent among the Buyer, the Sponsor and the Sellers dated February 28, 2020 (the “LOI”)), whether written or oral, relating to such subject matter in any way. The Parties have voluntarily agreed to define their rights and Liabilities with respect to the transactions contemplated by this Agreement exclusively pursuant to the express terms and provisions of this Agreement, and the Parties disclaim that they are owed any duties or are entitled to any remedies not set forth in this Agreement. Furthermore, this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and no Person has any special relationship with another Person that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.
Section 12.7   Counterparts; Electronic Delivery.   This Agreement, the Ancillary Agreements and the other agreements, certificates, instruments and documents delivered pursuant to this Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a Contract and each Party forever waives any such defense.
Section 12.8   Governing Law; Waiver of Jury Trial; Jurisdiction.   The Law of the State of Delaware shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice-of-law or conflict-of-law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, the Chancery

Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 12.8, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity. Each Party agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.
Section 12.9   Trust Account Waiver.   Each of the Company and Sellers acknowledge that the Buyer has established the Trust Account for the benefit of its public Buyer Shareholders, which holds proceeds of its initial public offering. For and in consideration of the Buyer entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and Sellers, for itself and the Affiliates it has the authority to bind, hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to (i) the public Buyer Shareholders upon the redemption of their shares and (ii) the underwriters of Buyer’s initial public offering in respect of their deferred underwriting commissions held in the Trust Account, in each case as set forth in the Trust Agreement (collectively, the “Trust Distributions”)), and hereby waives any claims it has or may have at any time solely against the Trust Account (including the Trust Distributions) as a result of, or arising out of, any discussions, contracts or agreements (including this Agreement) among the Buyer, Sellers and the Company and will not seek recourse against the Trust Account (including the Trust Distributions) for any reason whatsoever. The Sellers agree and acknowledge that such irrevocable waiver is material to this Agreement and specifically relied upon by the Buyer and the Sponsor to induce Buyer to enter in this Agreement, and the Sellers further intend and understand such waiver to be valid, binding and enforceable against the Sellers and each of their respective Affiliates that they have the authority to bind under applicable Law. To the extent any Seller or any of its respective Affiliates that such Seller has the authority to bind commences any action or proceeding against the Buyer or any of its Affiliates based upon, in connection with, relating to or arising out of any matter relating to the Buyer or its representatives, which Proceeding seeks, in whole or in part, monetary relief against the Buyer or its representatives, the Sellers hereby acknowledge and agree that the Sellers’ and such Affiliates’ sole remedy shall be against assets of the Buyer not in the Trust Account and that such claim shall not permit the Sellers or such Affiliates (or any Person claiming on any of their behalves) to have any claim against the Trust Account (including the Trust Distributions) or any amounts contained in the Trust Account while in the Trust Account.
Section 12.10   Specific Performance.   Each Party acknowledges that the rights of each Party to consummate the transactions contemplated by this Agreement are unique and recognize and affirm that in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, money damages would be inadequate (and therefore the non-breaching Party would have no adequate remedy at Law) and the non-breaching Party would be irreparably damaged. Accordingly, each Party agrees that each other Party shall be entitled to specific performance, an injunction or other equitable relief (without posting of bond or other security or needing to prove irreparable harm) to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Proceeding, in addition to any other remedy to which such Person may be entitled. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 12.10 shall not be required to provide any bond or other security in connection with any such injunction.
Section 12.11   No Third-Party Beneficiaries.   This Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder (other than in respect of the Buyer Indemnified Parties, the Utz Indemnified Persons and Non-Party Affiliates, each of whom is an express third-party beneficiary hereunder to the specific provisions in which such Person is referenced and entitled to enforce only such obligations hereunder).

Section 12.12   Disclosure Letters and Exhibits.   The Disclosure Letters and Exhibits attached hereto or referred to in this Agreement are (a) each hereby incorporated in and made a part of this Agreement as if set forth in full herein and (b) qualified in their entirety by reference to specific provisions of this Agreement. Any fact or item disclosed in any Section of a Disclosure Letter shall be deemed disclosed in each other Section of the applicable Disclosure Letter to which such fact or item may apply so long as (x) such other Section is referenced by applicable cross-reference or (y) it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other Section or portion of the Disclosure Letter. The headings contained in the Disclosure Letters are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in the Disclosure Letters or this Agreement. The Disclosure Letters are not intended to constitute, and shall not be construed as, an admission or indication that any such fact or item is required to be disclosed. The Disclosure Letters shall not be deemed to expand in any way the scope or effect of any representations, warranties or covenants described in this Agreement. Any fact or item, including the specification of any dollar amount, disclosed in the Disclosure Letters shall not by reason only of such inclusion be deemed to be material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement, and matters reflected in the Disclosure Letters are not necessarily limited to matters required by this Agreement to be reflected herein and may be included solely for information purposes; and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in the Disclosure Letters in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in the Disclosure Letters is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the Ordinary Course of Business. No disclosure in the Disclosure Letters relating to any possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. Moreover, in disclosing the information in the Disclosure Letters, Sellers do not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein. The information contained in the Disclosure Letters shall be kept strictly confidential by the Parties and no third party may rely on any information disclosed or set forth therein.
Section 12.13   No Recourse.   Notwithstanding anything that may be expressed or implied in this Agreement (except in the case of the immediately succeeding sentence) or any document, agreement, or instrument delivered contemporaneously herewith, and notwithstanding the fact that any Party may be a partnership or limited liability company, each Party hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the Parties shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements, or instruments delivered contemporaneously herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Party (or any of their successors or permitted assignees), against any former, current, or future general or limited partner, manager, stockholder or member of any Party (or any of their successors or permitted assignees) or any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing, but in each case not including the Parties (each, but excluding for the avoidance of doubt, the Parties, a “Non-Party Affiliate”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, Contract or otherwise) by or on behalf of such Party against the Non-Party Affiliates, by the enforcement of any assessment or by any Proceeding, or by virtue of any statute, regulation or other applicable Law, or otherwise; it being agreed and acknowledged that no personal Liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Party Affiliate, as such, for any obligations of the applicable Party under this Agreement or the transactions contemplated by this Agreement, under any documents or instruments delivered contemporaneously herewith, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, Contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation. Notwithstanding the forgoing, a Non-Party Affiliate may have obligations under any documents, agreements, or instruments delivered contemporaneously herewith or otherwise required by this Agreement if such Non-Party Affiliate is party to such document, agreement or instrument. Except to the extent otherwise set forth in, and subject in all cases to the terms and conditions of and limitations herein, this Agreement may only be enforced against, and any claim or cause of action of any kind based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. Each Non-Party Affiliate is intended as a third-party beneficiary of this Section 12.13. Notwithstanding any provision of this Agreement to the contrary, in no event shall Sellers, the Utz Companies or any of their respective Affiliates or representatives (a) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Equity Financing Source in connection with this Agreement or (b) seek to enforce the commitments against, make any claims for breach of any Subscription Agreement against, or seek to recover monetary damages from, or otherwise sue, any Equity Financing Source for the Equity Financing in connection with (i) this Agreement or (ii) the obligations of the Equity Financing Sources for the Equity Financing under the applicable Subscription Agreement. Nothing in this Section 12.13 shall in any way limit or qualify the rights and obligations of the Equity Financing Sources for the applicable Equity Financing, the Buyer and the other parties to the Subscription Agreement to each other thereunder or in connection therewith.
Section 12.14   Legal Representation.
(a)   Sellers.
(i)   Each Party hereby agrees, on its own behalf and on behalf of its directors, managers, officers, owners, employees and Affiliates (including the Sponsor) and each of their successors and assigns (all such parties, the “Waiving Parties”), that Cozen O’Connor (or any successor thereto) (“Cozen”) may represent Sellers or any direct or indirect director, manager, officer, owner, employee or Affiliate thereof or of any Utz Company, in connection with any dispute, claim, Proceeding or Liability arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby (any such representation, the “Seller Post-Closing Representation”) notwithstanding its representation (or any continued representation) of the Sellers and the Utz Companies in connection with the transactions contemplated by this Agreement, and each of the Buyer and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto, even though the interests of the Seller Post-Closing Representation may be directly adverse to the Waiving Parties.
(ii)   Each of the Buyer and the Company acknowledges that the foregoing provision applies whether or not Cozen provides legal services to the Utz Companies after the Closing Date. Each of the Buyer and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications among Cozen, the Utz Companies, Sellers and/or any director, manager, officer, owner, employee or representative of any of the foregoing made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute, claim, Proceeding or Liability arising out of or relating to, this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby or any matter relating to any of the foregoing, are privileged communications and the attorney-client privilege and the expectation of client confidence belongs solely to Sellers and is exclusively controlled by Sellers and shall not pass to or be claimed by Buyer, the Sponsor or any of the Utz Companies. From and after the Closing, none of the Buyer, the Sponsor, any Utz Company or any Person purporting to act on behalf of or through the Buyer, the Sponsor, any Utz Company or any of the Waiving Parties, will seek to obtain the same by any process. From and after the Closing, each of the Buyer and the Company, on behalf of itself and the Waiving Parties, irrevocably waives and will not assert any attorney-client privilege with respect to any communication among Cozen, any Utz Company, Sellers and/or any director, manager, officer, owner, employee or representative of any of the foregoing occurring prior to the Closing in connection with any Seller Post-Closing Representation. Notwithstanding the foregoing, in the event that a dispute arises between the Buyer, the Sponsor or any Utz Company, on the one hand, and a third party other than Sellers, on the other hand, the Buyer, the Sponsor and any Utz Company may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither the Buyer nor the Sponsor nor any Utz Company may waive such privilege without the prior written consent of Sellers.

(b)   Buyer.
(i)   Each Waiving Party hereby agrees that K&E (or any successor thereto) may represent Buyer or any direct or indirect director, manager, officer, owner, employee or Affiliate thereof (including the Utz Companies), in connection with any dispute, claim, Proceeding or Liability arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby (any such representation, the “Buyer Post-Closing Representation”) notwithstanding its representation (or any continued representation) of the Buyer in connection with the transactions contemplated by this Agreement, and Sellers on behalf of themselves and the Waiving Parties hereby consent thereto and irrevocably waive (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto, even though the interests of the Buyer Post-Closing Representation may be directly adverse to the Waiving Parties.
(ii)   Each of the Sellers acknowledges that the foregoing provision applies whether or not K&E provides legal services to the Utz Companies after the Closing Date. Each Seller, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications among K&E, the Buyer, the Sponsor and/or any director, manager, officer, owner, employee or representative of any of the foregoing made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute, claim, Proceeding or Liability arising out of or relating to, this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby or any matter relating to any of the foregoing, are privileged communications and the attorney-client privilege and the expectation of client confidence belongs solely to the Buyer and is exclusively controlled by the Buyer and shall not pass to or be claimed by Sellers or any of the Utz Companies. From and after the Closing, neither Seller nor any Person purporting to act on behalf of or through either Seller or any of the Waiving Parties, will seek to obtain the same by any process. From and after the Closing, each Seller, on behalf of itself and the Waiving Parties, irrevocably waives and will not assert any attorney-client privilege with respect to any communication among K&E, the Buyer, the Sponsor and/or any director, manager, officer, owner, employee or representative of any of the foregoing occurring prior to the Closing in connection with any Buyer Post-Closing Representation. Notwithstanding the foregoing, in the event that a dispute arises between the Sellers, on the one hand, and a third party other than the Buyer or the Sponsor, on the other hand, the Sellers may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither Seller may waive such privilege without the prior written consent of the Buyer.
Section 12.15   Equitable Adjustments.   If, during the Pre-Closing Period, the outstanding shares of Buyer Capital Stock shall have been changed into a different number of shares or a different class, with the prior written consent of the Sellers to the extent required by this Agreement, by reason of any stock dividend, share capitalization, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred (including any of the foregoing in connection with the Domestication), then any number or amount contained in this Agreement which is based upon the number of shares of Buyer Capital Stock will be appropriately adjusted to provide to Sellers and the Buyer Shareholders the same economic effect as contemplated by this Agreement prior to such event.
* * * * *

IN WITNESS WHEREOF, each of the undersigned has caused this Business Combination Agreement to be duly executed as of the date first above written.
BUYER:
COLLIER CREEK HOLDINGS
By:
/s/ Jason K. Giordano

Name: Jason K. Giordano
Title: Co-Executive Chairman
COMPANY:
UTZ BRANDS HOLDINGS, LLC
By:
/s/ Dylan B. Lissette

Name: Dylan B. Lissette
Title: President and Chief Executive Officer
SELLERS:
SERIES U OF UM PARTNERS, LLC
By:
/s/ Dylan B. Lissette

Name: Dylan B. Lissette
Title: President and Chief Executive Officer
SERIES R OF UM PARTNERS, LLC
By:
/s/ Dylan B. Lissette

Name: Dylan B. Lissette
Title: President and Chief Executive Officer

ANNEX D
UTZ BRANDS, INC. 2020 OMNIBUS EQUITY INCENTIVE PLAN
1.   Purpose; Eligibility.
1.1   General Purpose.   The name of this plan is the Utz Brands, Inc. 2020 Omnibus Equity Incentive Plan. The purposes of the Plan are to (a) enable Utz Brands, Inc., a Delaware corporation (the “Company”), and any Affiliate to attract and retain the types of Employees, Consultants, and Independent Directors who will contribute to the Company’s long range success; (b) provide incentives that align the interests of Employees, Consultants and Independent Directors with those of the stockholders of the Company; and (c) promote the success of the Company’s business.
1.2   Eligible Award Recipients.   The Persons eligible to receive Awards are the Employees, Consultants and Independent Directors of the Company and its Affiliates and such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants and Independent Directors after the receipt of Awards.
1.3   Available Awards.   Awards that may be granted under the Plan include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, (f) Cash Awards, and (g) Other Equity-Based Awards. Except with respect to the conversion of phantom units into Restricted Stock Units in accordance with the LTIP, following the Effective Date, no further equity compensation awards shall be granted pursuant to any Predecessor Plan (it being understood that outstanding awards under any Predecessor Plan will continue to be settled pursuant to the terms of such Predecessor Plan).
2.   Definitions.
“Affiliate” means a parent or subsidiary corporation of the Company, as defined in Section 424 of the Code (substituting “Company” for “employer corporation”), any other entity that is a parent or subsidiary of the Company, including a parent or subsidiary which becomes such after the Effective Date of the Plan.
“Applicable Laws” means the requirements related to or implicated by the administration of the Plan under applicable state corporate law, United States federal and state securities laws, the Code, any stock exchange or quotation system on which the shares of Common Stock are listed or quoted, and the applicable laws of any foreign country or jurisdiction where Awards are granted under the Plan.
“Award” means any right granted under the Plan, including an Incentive Stock Option, a Non-qualified Stock Option, a Stock Appreciation Right, a Restricted Award, a Performance Share Award, a Cash Award, or an Other Equity-Based Award.
“Award Agreement” means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.
“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular Person, such Person shall be deemed to have beneficial ownership of all securities that such Person has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns,” “Beneficially Owned” and “Beneficial Ownership” have a corresponding meaning.
“Board” means the Board of Directors of the Company, as constituted at any time.
“Cash Award” means an Award denominated in cash that is granted under Section 10 of the Plan.
“Cause” means:
(a)   With respect to any Employee or Consultant, unless the applicable Award Agreement provides otherwise, if the Employee or Consultant is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of Cause (or any term of similar effect), the definition contained therein; or if no such agreement exists, or if such agreement does not define Cause (or any term of similar effect): (i) the commission of, or plea of guilty or no contest to, a felony or other crime involving dishonesty, moral turpitude or the commission of any other act involving willful malfeasance or breach of fiduciary duty with respect to the Company or an Affiliate; (ii) any acts, omissions or statements that are, or are reasonably likely to be, detrimental or damaging to the reputation, operations, prospects or business relations of the Company or an Affiliate; (iii) gross negligence or willful misconduct with respect to the Company or an Affiliate, or willful or repeated failure or refusal to substantially perform assigned duties; (iv) violation of state or federal securities laws; (v) material violation of the Company’s written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct; (vi) any act of fraud, embezzlement, material misappropriation or dishonesty against the Company or an Affiliate; (vii) any material breach of a written agreement with the Company or an Affiliate, including, without limitation, a breach of any employment, consulting, confidentiality, non-competition, non-solicitation, non-disparagement or similar agreement.
(b)   With respect to any Independent Director, unless the applicable Award Agreement provides otherwise, a determination by a majority of the disinterested Board members that the Independent Director has engaged in any of the following: (i) malfeasance in office; (ii) gross misconduct or negligence; (iii) false or fraudulent misrepresentation inducing the Independent Director’s appointment; (iv) willful conversion of corporate funds; or (v) repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance.
The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.
“Change in Control” means any of the following:
(a)   A transaction or series of transactions (other than an offering of shares of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (d) below) whereby any Person (other than the Company, any of its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a Person that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires Beneficial Ownership of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities that are outstanding immediately after such acquisition; or
(b)   During any period of 24 months, individuals who, at the beginning of such period, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided, that any Person becoming a Director subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such Person is named as a nominee for Director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a Director during such period as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, with respect to Directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall be deemed to be an Incumbent Director; or
(c)   The date that is ten (10) business days prior to the complete liquidation or dissolution of the Company; or
(d)   The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions, or (z) the acquisition of assets or shares of another entity, in each case other than a transaction:
(i)   which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the Person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such Person, the “Successor Entity”)) directly or indirectly, more than 50% of the total combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and
(ii)   after which no Person Beneficially Owns securities representing 50% or more of the total combined voting power of the Successor Entity; provided, however, that no Person shall be treated for purposes of this clause (ii) as Beneficially Owning 50% or more of the total combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.
A Change in Control shall not be deemed to have occurred if the Sponsor, any Family Member or any of their respective Affiliates Beneficially Own or acquire more than 50% of the total combined voting power of the Company (or any successor to substantially all of the assets of the Company and its subsidiaries) or any direct or indirect parent company.
Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).
The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.
“Code” means the Internal Revenue Code of 1986, as it may be amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.
“Committee” means the Compensation Committee of the Board or one or more subcommittees appointed by the Committee to administer the Plan in accordance with Section 3.3 and Section 3.4 or, if no such Compensation Committee or subcommittee thereof exists, or in its sole discretion, the Board.
“Common Stock” means the Class A common stock, $0.0001 par value per share, of the Company, or such other securities of the Company as may be designated by the Committee from time to time in substitution thereof.
“Company” means Utz Brands, Inc., a Delaware corporation, and any successor thereto.
“Consultant” means any individual or entity which performs bona fide services for the Company or an Affiliate, other than as an Employee or Independent Director, and who may be offered securities registerable pursuant to a registration statement on Form S-8 under the Securities Act.
“Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Consultant or Independent Director, is not interrupted or terminated. The Participant’s Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Independent Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s Continuous Service; provided further that if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code. For example, a change in status from an Employee of the Company to an Independent Director of an Affiliate will not constitute an interruption of Continuous Service. The Committee or its delegate, in its sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence. The Committee or its delegate, in its sole discretion, may determine whether a Company transaction, such as a sale or spin-off of a division or subsidiary that employs a Participant, shall be deemed to result in a termination of Continuous Service for purposes of affected Awards, and any such decision shall be final, conclusive and binding on all parties.
“Deferred Stock Units” has the meaning set forth in Section 8.1(b) hereof.
“Director” means a member of the Board.
“Disability” means, unless the applicable Award Agreement provides otherwise, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Stock Option pursuant to Section 6.9 hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates.
“Disqualifying Disposition” has the meaning set forth in Section 16.11.
“Effective Date” shall mean the later of (i) the date that the Company’s stockholders approve the Plan and (ii) [Date will be the closing date of the transaction].
“Employee” means any Person, including an Officer or Director who is not an Independent Director employed by the Company or an Affiliate; provided, that, for purposes of determining eligibility to receive Incentive Stock Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as an Independent Director or payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company or an Affiliate.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Fair Market Value” means, with respect to a share of Common Stock as of a given date of determination hereunder, (i) subject to clause (iii) the closing price as quoted on the New York Stock Exchange or on such other principal exchange or market on which the Common Stock is traded on such date of determination, or (ii) if the Common Stock was not traded on such date, then the immediately preceding date on which sales of shares of Common Stock have been so quoted or reported shall be used or (iii) with respect to any Awards issued on the Effective Date, the closing price on the New York Stock Exchange of a share of Class A common stock of Collier Creek Holdings on the immediately preceding date on which shares of Common Stock were traded. If there should not be a public market for the Common Stock on such date, “Fair Market Value” shall be such value as determined by the Board in its discretion and, to the extent necessary, shall be determined in a manner consistent with Section 409A of the Code. Any such determination by the Board shall be final, conclusive, and binding on all parties.
“Family Member” means any of (a) Michael Rice, (b) the spouse and lineal descendants (whether natural or adopted) of Michael Rice, (c) any spouse of any lineal descendants of Michael Rice, (d) a trust solely for the benefit of any individuals described in the foregoing clauses (a) through (c), and (e) any entity in which the Persons described in the foregoing clauses (a) through (d) own more than 50% of the voting interests.
“Fiscal Year” means the Company’s fiscal year.
“Free Standing Rights” has the meaning set forth in Section 7.
“Grant Date” means the date on which the Committee adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

“Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option within the meaning of Section 422 of the Code and that meets the requirements set out in the Plan.
“Independent Director” means any member of the Board or any member of the board of directors of an Affiliate (or similar governing body of an Affiliate that is not a corporation) who is not an Employee or Consultant.
“LTIP” means the Utz Quality Foods, LLC 2020 Long-Term Incentive Plan, a sub-plan to this Plan.
“Non-Employee Director” means a Director who is a “non-employee director” within the meaning of Rule 16b-3.
“Non-qualified Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.
“Officer” means a Person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.
“Option” means an Incentive Stock Option or a Non-qualified Stock Option granted pursuant to the Plan.
“Optionholder” means a Person to whom an Option is granted pursuant to the Plan or, if applicable, such other Person who holds an outstanding Option.
“Option Exercise Price” means the price at which a share of Common Stock may be purchased upon the exercise of an Option.
“Other Equity-Based Award” means an Award that is not an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, or Performance Share Award that is granted under Section 10 and is payable by delivery of Common Stock and/or which is measured by reference to the value of Common Stock.
“Participant” means an eligible Person to whom an Award is granted pursuant to the Plan or, if applicable, such other Person who holds an outstanding Award.
“Performance Criteria” means the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Award under the Plan. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company (or Affiliate, division, business unit or operational unit of the Company) or any Participant, which may be determined in accordance with GAAP or on a non-GAAP basis including, but not limited to, one or more of the following measures: (a) terms relative to a peer group or index; (b) basic, diluted, or adjusted earnings per share; (c) sales or revenue; (d) earnings before interest, taxes, and other adjustments (in total or on a per share basis); (e) cash available for distribution; (f) basic or adjusted net income; (g) returns on equity, assets, capital, revenue or similar measure; (h) level and growth of dividends; (i) the price or increase in price of Common Stock; (j) total shareholder return; (k) total assets; (l) growth in assets, new originations of assets, or financing of assets; (m) equity market capitalization; (n) reduction or other quantifiable goal with respect to general and/or specific expenses; (o) equity capital raised; (p) mergers, acquisitions, increase in enterprise value of Affiliates, subsidiaries, divisions or business units or sales of assets of Affiliates, subsidiaries, divisions or business units or sales of assets; and (q) any combination of the foregoing. Any one or more of the Performance Criteria may be stated as a percentage of another Performance Criteria, or used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any divisions or operational and/or business units, business segments, administrative departments of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices.
“Performance Goals” means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon Performance Criteria determined by the Committee in its discretion.

“Performance Period” means the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to and the payment of a Performance Share Award or a Cash Award.
“Performance Share Award” means any Award granted pursuant to Section 9 hereof.
“Performance Share” means the grant of a right to receive a number of actual shares of Common Stock or share units based upon the performance of the Company during a Performance Period, as determined by the Committee.
“Permitted Transferee” means: (a) a member of the Participant’s immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any Person sharing the Participant’s household (other than a tenant or employee) in each case as approved by the Committee, a trust in which these Persons have more than 50% of the beneficial interest, a foundation in which these Persons (or the Participant) control the management of assets, and any other entity in which these Persons (or the Participant) own more than 50% of the voting interests; and (b) such other transferees as may be permitted by the Committee in its sole discretion.
“Person” means an individual, entity or group (within the meaning of Section 13(d)(3) of the Exchange Act).
“Plan” means this Utz Brands, Inc. 2020 Omnibus Equity Incentive Plan, as amended and/or amended and restated from time to time.
“Predecessor Plan” means any of the plans maintained by the Company or any of its Affiliates under which equity or equity-based awards were granted, including the LTIP.
“Related Rights” has the meaning set forth in Section 7.
“Restricted Award” means any Award granted pursuant to Section 8.
“Restricted Period” has the meaning set forth in Section 8.
“Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.
“Securities Act” means the Securities Act of 1933, as amended.
“Sponsor” means Collier Creek Partners, LLC, a Delaware limited liability company.
“Stock Appreciation Right” means the right pursuant to an Award granted under Section 7 to receive, upon exercise, an amount payable in cash or shares equal to the number of shares subject to the Stock Appreciation Right that is being exercised multiplied by the excess of (a) the Fair Market Value of a share of Common Stock on the date the Award is exercised, over (b) the exercise price specified in the Stock Appreciation Right Award Agreement.
“Stock for Stock Exchange” has the meaning set forth in Section 6.4.
“Substitute Award” has the meaning set forth in Section 4.6.
“Ten Percent Stockholder” means a Person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any of its Affiliates.
“Total Share Reserve” has the meaning set forth in Section 4.1.
3.   Administration.
3.1   Authority of Committee.   The Plan shall be administered by the Committee, or in the Board’s sole discretion, by the Board. The Board may revoke such delegation to the Committee at any time and revest in the Board the administration of the Plan. Subject to the terms of the Plan, the Committee’s charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan, the Committee shall have the authority:
(a)   to construe and interpret the Plan and apply its provisions;
(b)   to promulgate, amend, and rescind rules and regulations relating to the administration of the Plan;
(c)   to authorize any Person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;
(d)   to delegate its authority to one or more Officers of the Company with respect to Awards that do not involve “insiders” within the meaning of Section 16 of the Exchange Act;
(e)   to determine when Awards are to be granted under the Plan and the applicable Grant Date;
(f)   from time to time to select, subject to the limitations set forth in the Plan, those eligible Award recipients to whom Awards shall be granted;
(g)   to determine the number of shares of Common Stock to be made subject to each Award;
(h)   to determine whether each Option is to be an Incentive Stock Option or a Non-qualified Stock Option;
(i)   to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such grant;
(j)   to determine the target number of Performance Shares to be granted pursuant to a Performance Share Award, the performance measures that will be used to establish the Performance Goals, the Performance Period(s) and the number of Performance Shares earned by a Participant;
(k)   to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting or the term of any outstanding Award; provided, however, that if any such amendment impairs a Participant’s rights or increases a Participant’s obligations under his or her Award or creates or increases a Participant’s federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant’s consent;
(l)   to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company’s employment policies;
(m)   to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments;
(n)   to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan;
(o)   to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan; and
(p)   to impose a “blackout” or other periods during which Awards may not be exercised or settled.
The Committee also may modify the purchase price or the exercise price of any outstanding Award, provided that if the modification effects a repricing or a cash buyout of underwater Options or Stock Appreciation Rights, stockholder approval shall be required before the repricing is effective.
3.2   Committee Decisions Final.   All decisions made by the Committee pursuant to the provisions of the Plan shall be final, conclusive, and binding on the Company and the Participants, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.3   Delegation.   The Committee may delegate administration of the Plan to a subcommittee or subcommittees of one or more members of the Board, and the term “Committee” shall apply to any Person or Persons to whom such authority has been delegated, subject, however, to Applicable Law and to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Any such delegation may be revoked by the Committee at any time.
3.4   Committee Composition.   To the extent the Board desires to comply with the exemption requirements of Rule 16b-3 (if the Board is not acting as the Committee under the Plan), with respect to any insider subject to Section 16 of the Exchange Act, the Committee shall be a compensation committee of the Board that at all times consists solely of two or more Non-Employee Directors. Within the scope of such authority, the Board or the Committee may delegate to a committee of one or more members of the Board who are not Non-Employee Directors, or one or more officers of the Company or any of its subsidiaries, the authority to grant Awards to eligible Persons who are not then subject to Section 16 of the Exchange Act. Nothing herein shall create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a Committee that does not at all times consist solely of two or more Non-Employee Directors.
3.5   Indemnification.   In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by Applicable Laws, the Committee shall be indemnified by the Company against the reasonable expenses, including attorney’s fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the Committee may be party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted under the Plan, and against all amounts paid by the Committee in settlement thereof (provided, however, that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by the Committee in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee did not act in good faith and in a manner which such Person reasonably believed to be in the best interests of the Company, or in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; provided, however, that within 60 days after the institution of any such action, suit or proceeding, such Committee shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.
4.   Shares Subject to the Plan.
4.1   Subject to adjustment in accordance with Section 14, no more than 9,500,000 shares of Common Stock shall be available for the grant of Awards under the Plan (the “Total Share Reserve”). During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards.
4.2   Shares of Common Stock available for distribution under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner.
4.3   Subject to adjustment in accordance with Section 14, no more than 9,500,000 shares of Common Stock may be issued in the aggregate pursuant to the exercise of Incentive Stock Options (the “ISO Limit”).
4.4   The maximum number of shares of Common Stock subject to Awards granted during a single Fiscal Year to any Director, together with any cash fees paid to such Director during the Fiscal Year shall not exceed a total value of $500,000 (calculating the value of any Awards based on the grant date fair value for financial reporting purposes). Notwithstanding the foregoing, the Board may provide, in its discretion, for exceptions to this limit for a Non-Employee Director, provided that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation.
4.5   Any shares of Common Stock subject to an Award that expires or is canceled, forfeited, cash-settled or terminated without issuance of the full number of shares of Common Stock to which the Award related will again be available for issuance under the Plan. Shares subject to an Award under the Plan shall be deemed to constitute shares not issued to the Participant and shall be deemed to again be made available for issuance or delivery under the Plan if such shares are (a) shares tendered in payment of an Option,

(b) shares delivered or withheld by the Company to satisfy any tax withholding obligation, or (c) shares covered by a stock-settled Stock Appreciation Right or other Awards that were not issued upon the settlement of the Award.
4.6   Awards: (i) may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines, and (ii) shall be granted in the form of restricted stock units under the LTIP for all LTIP participants who elect to convert their LTIP benefit into Restricted Stock Units (collectively, the “Substitute Awards”). Substitute Awards shall not be counted against the Total Share Reserve; provided, that, Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as Incentive Stock Options shall be counted against the ISO limit. Subject to applicable stock exchange requirements, converted awards of Restricted Stock Units under the LTIP and available shares under a stockholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect such acquisition or transaction) may be used for Awards under the Plan and shall not count toward the Total Share Reserve.
4.7   Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that provides for or includes a right to dividends or dividend equivalents, if dividends are declared during the period that an equity Award is outstanding, such dividends (or dividend equivalents) shall either (i) not be paid or credited with respect to such Award or (ii) be accumulated but remain subject to vesting requirement(s) to the same extent as the applicable Award and shall only be paid at the time or times such vesting requirement(s) are satisfied. In no event shall dividends or dividend equivalents be paid with respect to Options or Stock Appreciation Rights.
5.   Eligibility.
5.1   Eligibility for Specific Awards.   Incentive Stock Options may be granted only to Employees. Awards other than Incentive Stock Options may be granted to Employees, Consultants and Independent Directors and those individuals whom the Committee determines are reasonably expected to become Employees, Consultants and Independent Directors following the Grant Date.
5.2   Ten Percent Stockholders.   A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the Option Exercise Price is at least 110% of the Fair Market Value of the Common Stock on the Grant Date and the Option is not exercisable after the expiration of five years from the Grant Date.
6.   Option Provisions.   Each Option granted under the Plan shall be evidenced by an Award Agreement. Each Option so granted shall be subject to the conditions set forth in Section 5 and this Section 6, and to such other conditions not inconsistent with the Plan as may be set forth in the applicable Award Agreement. All Options shall be separately designated Incentive Stock Options or Non-qualified Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other Person if an Option designated as an Incentive Stock Option fails to qualify as such at any time or if an Option is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:
6.1   Term.   Subject to the provisions of Section 5.2 regarding Ten Percent Stockholders, no Incentive Stock Option shall be exercisable after the expiration of 10 years from the Grant Date. The term of a Non-qualified Stock Option granted under the Plan shall be determined by the Committee; provided, however, no Non-qualified Stock Option shall be exercisable after the expiration of 10 years from the Grant Date.
6.2   Exercise Price of an Incentive Stock Option.   Subject to the provisions of Section 5.2 regarding Ten Percent Stockholders, the Option Exercise Price of each Incentive Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Option on the Grant Date. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

6.3   Exercise Price of a Non-qualified Stock Option.    The Option Exercise Price of each Non-qualified Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Option, as determined by the Committee using one of the methods permitted by Treasury Regulation Section 1.409A-1(b)(5)(iv)(A). Notwithstanding the foregoing, a Non-qualified Stock Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A of the Code.
6.4   Consideration.   The Option Exercise Price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by Applicable Laws, either (a) in cash or by certified or bank check at the time the Option is exercised or (b) in the discretion of the Committee, upon such terms as the Committee shall approve: (i) by delivery to the Company of other Common Stock, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the Option Exercise Price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific shares of Common Stock that have an aggregate Fair Market Value on the date of attestation equal to the Option Exercise Price (or portion thereof) and receives a number of shares of Common Stock equal to the difference between the number of shares thereby purchased and the number of identified attestation shares of Common Stock (a “Stock for Stock Exchange”); (ii) a “cashless” exercise program established with a broker; (iii) by reduction in the number of shares of Common Stock otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate Option Exercise Price at the time of exercise; (iv) by any combination of the foregoing methods; or (v) in any other form of legal consideration that may be acceptable to the Committee. Unless otherwise specifically provided in the Option, the exercise price of Common Stock acquired pursuant to an Option that is paid by delivery (or attestation) to the Company of other Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Common Stock of the Company that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Common Stock is publicly traded (i.e., the Common Stock is listed on any established stock exchange or a national market system) an exercise by a Director who is not an Independent Director or by an Officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act of 2002 shall be prohibited with respect to any Award under the Plan.
6.5   Transferability of an Incentive Stock Option.   An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.
6.6   Vesting of Options.   Stock Options granted under the Plan shall be subject to such restrictions and limitations described in the Award Agreement as the Committee may impose in its discretion, including vesting conditions, restrictions on exercise, and forfeiture provisions. In its discretion, the Committee may provide in the Award Agreement that some or all of such restrictions shall lapse upon (a) the Participant’s continued employment with the Company or an Affiliate for a specified period of time, (b) the occurrence of any one or more other events or the satisfaction of any one or more other conditions, as specified by the Committee, including satisfaction of performance criteria, a termination of Continuous Services under certain circumstances (such as death or Disability), or a Change in Control, or (c) a combination of any of the foregoing. In its discretion, the Committee shall have the authority to accelerate the vesting of a Stock Option at any time, in whole or in part, or otherwise waive or modify any such restrictions.
6.7   Termination of Continuous Service.   Unless otherwise provided in an Award Agreement or in an employment agreement the terms of which have been approved by the Committee, in the event an Optionholder’s Continuous Service terminates (other than upon the Optionholder’s death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three months following the termination of the Optionholder’s Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement; provided that, if the termination of

Continuous Service is by the Company for Cause, all outstanding Options (whether or not vested) shall immediately terminate and cease to be exercisable. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Award Agreement, the Option shall terminate.
6.8   Extension of Termination Date.   An Optionholder’s Award Agreement may also provide that if the exercise of the Option following the termination of the Optionholder’s Continuous Service for any reason would be prohibited at any time because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act or any other state or federal securities law or the rules of any securities exchange or interdealer quotation system, then the Option shall terminate on the earlier of (a) the expiration of the term of the Option in accordance with Section 6.1 or (b) the expiration of a period after termination of the Participant’s Continuous Service that is three months after the end of the period during which the exercise of the Option would be in violation of such registration or other securities law requirements.
6.9   Disability of Optionholder.   Unless otherwise provided in an Award Agreement, in the event that an Optionholder’s Continuous Service terminates as a result of the Optionholder’s Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within the period of time ending on the earlier of (a) the date 12 months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate.
6.10   Death of Optionholder.   Unless otherwise provided in an Award Agreement, in the event an Optionholder’s Continuous Service terminates as a result of the Optionholder’s death, then the Option may be exercised (to the extent that the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder’s estate, by a Person who acquired the right to exercise the Option by bequest or inheritance or by a Person designated to exercise the Option upon the Optionholder’s death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Optionholder’s death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall terminate.
6.11   Incentive Stock Option $100,000 Limitation.   To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Stock Options.
7.   Stock Appreciation Rights.   Each Stock Appreciation Right granted under the Plan shall be evidenced by an Award Agreement. Each Stock Appreciation Right so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Stock Appreciation Rights may be granted alone (“Free Standing Rights”) or in tandem with an Option granted under the Plan (“Related Rights”).
7.1   Grant Requirements for Related Rights.   Any Related Right that relates to a Non-qualified Stock Option may be granted at the same time the Option is granted or at any time thereafter but before the exercise or expiration of the Option. Any Related Right that relates to an Incentive Stock Option must be granted at the same time the Incentive Stock Option is granted.
7.2   Term.   The term of a Stock Appreciation Right granted under the Plan shall be determined by the Committee; provided, however, no Stock Appreciation Right shall be exercisable later than the tenth anniversary of the Grant Date.
7.3   Vesting.   Stock Appreciation Rights under the Plan shall be subject to such restrictions and limitations set forth in the Award Agreement as the Committee may impose in its discretion, including vesting conditions and forfeiture provisions. In its discretion, the Committee may provide in the Award Agreement that some or all of such restrictions shall lapse upon (a) the Participant’s continued employment with the Company or an Affiliate for a specified period of time, (b) the occurrence of any one or more other events or the satisfaction of any one or more other conditions, as specified by the Committee, including satisfaction of performance criteria, a termination of Continuous Services under certain circumstances (such as death or Disability), or a Change in Control, or (c) a combination of any of the foregoing. In its discretion, the Committee shall have the authority to accelerate the vesting of a Stock Appreciation Right at any time, in whole or in part, or otherwise waive or modify any such restrictions
7.4   Exercise and Payment.   Upon exercise of a Stock Appreciation Right, the holder shall be entitled to receive from the Company an amount equal to the number of shares of Common Stock subject to the Stock Appreciation Right that is being exercised multiplied by the excess of (i) the Fair Market Value of a share of Common Stock on the date the Award is exercised, over (ii) the exercise price specified in the Stock Appreciation Right or related Option. Payment with respect to the exercise of a Stock Appreciation Right shall be made on the date of exercise. Payment shall be made in the form of shares of Common Stock (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Committee in its sole discretion), cash or a combination thereof, as determined by the Committee.
7.5   Exercise Price.   The exercise price of a Free Standing Right shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of one share of Common Stock on the Grant Date of such Stock Appreciation Right. A Related Right granted simultaneously with or subsequent to the grant of an Option and in conjunction therewith or in the alternative thereto shall have the same exercise price as the related Option, shall be transferable only upon the same terms and conditions as the related Option, and shall be exercisable only to the same extent as the related Option; provided, however, that a Stock Appreciation Right, by its terms, shall be exercisable only when the Fair Market Value per share of Common Stock subject to the Stock Appreciation Right and related Option exceeds the exercise price per share thereof and no Stock Appreciation Rights may be granted in tandem with an Option unless the Committee determines that the requirements of Section 7.1 are satisfied.
7.6   Reduction in the Underlying Option Shares.   Upon any exercise of a Related Right, the number of shares of Common Stock for which any related Option shall be exercisable shall be reduced by the number of shares for which the Stock Appreciation Right has been exercised. The number of shares of Common Stock for which a Related Right shall be exercisable shall be reduced upon any exercise of any related Option by the number of shares of Common Stock for which such Option has been exercised.
8.   Restricted Awards.   A Restricted Award is an Award of actual shares of Common Stock (“Restricted Stock”) or hypothetical Common Stock units (“Restricted Stock Units”) having a value equal to the Fair Market Value of an identical number of shares of Common Stock, which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the “Restricted Period”) as the Committee shall determine. Each Restricted Award granted under the Plan shall be evidenced by an Award Agreement. Each Restricted Award so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be set forth in the applicable Award Agreement.
8.1   Restricted Stock and Restricted Stock Units.
(a)   Each Participant granted Restricted Stock shall execute and deliver to the Company an Award Agreement with respect to the Restricted Stock setting forth the restrictions and other terms and conditions applicable to such Restricted Stock. If the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (A) an escrow agreement satisfactory to the Committee, if applicable and (B) the appropriate blank stock power with respect to the Restricted Stock covered by such agreement. If a Participant fails to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and stock power, the Award shall be null and void. Subject to the restrictions set forth in the Award, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock and the right to receive dividends; provided that, any cash dividends and stock dividends with respect to the Restricted Stock shall be withheld by the Company for the Participant’s account, and interest may be credited on the amount of the cash dividends withheld at a rate and subject to such terms as determined by the Committee. The cash dividends or stock dividends so withheld by the Committee and attributable to any particular share of Restricted Stock (and earnings thereon, if applicable) shall be distributed to the Participant in cash or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends, if applicable, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.
(b)   The terms and conditions of a grant of Restricted Stock Units shall be reflected in an Award Agreement. No shares of Common Stock shall be issued at the time a Restricted Stock Unit is granted, and the Company will not be required to set aside funds for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder. The Committee may also grant Restricted Stock Units with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an Award Agreement (“Deferred Stock Units”). At the discretion of the Committee, each Restricted Stock Unit or Deferred Stock Unit (representing one share of Common Stock) may be credited with an amount equal to the cash and stock dividends paid by the Company in respect of one share of Common Stock (“Dividend Equivalents”).
(c)   Dividend Equivalents shall be withheld by the Company and credited to the Participant’s account, and interest may be credited on the amount of cash Dividend Equivalents credited to the Participant’s account at a rate and subject to such terms as determined by the Committee. Dividend Equivalents credited to a Participant’s account and attributable to any particular Restricted Stock Unit or Deferred Stock Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Stock Unit or Deferred Stock Unit and, if such Restricted Stock Unit or Deferred Stock Unit is forfeited, the Participant shall have no right to such Dividend Equivalents.
8.2   Restrictions.
(a)   Restricted Stock awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of the stock certificate; (B) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (C) the shares shall be subject to forfeiture to the extent provided in the applicable Award Agreement; and (D) to the extent such shares are forfeited, the stock certificates shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect to such shares shall terminate without further obligation on the part of the Company.
(b)   Restricted Stock Units and Deferred Stock Units awarded to any Participant shall be subject to (A) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable Performance Goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Stock Units or Deferred Stock Units are forfeited, all rights of the Participant to such Restricted Stock Units or Deferred Stock Units shall terminate without further obligation on the part of the Company and (B) such other terms and conditions as may be set forth in the applicable Award Agreement.
(c)   The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock, Restricted Stock Units and Deferred Stock Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date the Restricted Stock or Restricted Stock Units or Deferred Stock Units are granted, such action is appropriate.
8.3   Restricted Period.   With respect to Restricted Awards, the Restricted Period shall commence on the Grant Date and end at the time or times set forth on a schedule established by the Committee in the applicable Award Agreement.
8.4   Delivery of Restricted Stock and Settlement of Restricted Stock Units.   Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in Section 8.2 and the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the stock certificate evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share) and any cash dividends or stock dividends credited to the Participant’s account with respect to such Restricted Stock and the interest thereon, if any. Upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, or at the expiration of the deferral period with respect to any outstanding Deferred Stock Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one share of Common Stock for each such outstanding vested Restricted Stock Unit or Deferred Stock Unit (“Vested Unit”) and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with Section 8.1(c) hereof and the interest thereon or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to such Dividend Equivalents and the interest thereon, if any; provided, however, that, if explicitly provided in the applicable Award Agreement, the Committee may, in its sole discretion, elect to pay cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock for Vested Units. If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the Restricted Period lapsed in the case of Restricted Stock Units, or the delivery date in the case of Deferred Stock Units, with respect to each Vested Unit.
8.5   Stock Restrictions.   Each certificate representing Restricted Stock awarded under the Plan shall bear a legend in such form as the Company deems appropriate.
9.   Performance Share Awards.   Each Performance Share Award granted under the Plan shall be evidenced by an Award Agreement. Each Performance Share Award so granted shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be set forth in the applicable Award Agreement. The Committee shall have the discretion to determine: (i) the number of shares of Common Stock or stock-denominated units subject to a Performance Share Award granted to any Participant; (ii) the Performance Period applicable to any Award; (iii) the conditions that must be satisfied for a Participant to earn an Award; and (iv) the other terms, conditions and restrictions of the Award.
9.1   Earning Performance Share Awards.   The number of Performance Shares earned by a Participant will depend on the extent to which the Performance Goals established by the Committee are attained within the applicable Performance Period, as determined by the Committee.
10.   Other Equity-Based Awards and Cash Awards.   The Committee may grant Other Equity-Based Awards, either alone or in tandem with other Awards, in such amounts and subject to such conditions as the Committee shall determine in its sole discretion. Each Other Equity-Based Award shall be evidenced by an Award Agreement and shall be subject to such conditions, not inconsistent with the Plan, as may be set forth in the applicable Award Agreement. The Committee may grant Cash Awards in such amounts and subject to such Performance Goals, other vesting conditions, and such other terms as the Committee determines in its discretion. Cash Awards shall be evidenced in such form as the Committee may determine.
11.   Securities Law Compliance.   Each Award Agreement shall provide that no shares of Common Stock shall be purchased or sold thereunder unless and until (a) any then applicable requirements of state and federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel and (b) if required to do so by the Company, the Participant has executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Committee may require. The Company shall use reasonable efforts to seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise of the Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Awards unless and until such authority is obtained.

12.   Use of Proceeds from Stock.   Proceeds from the sale of Common Stock pursuant to Awards, or upon exercise thereof, shall constitute general funds of the Company.
13.   Miscellaneous.
13.1   Acceleration of Exercisability and Vesting.   The Committee shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.
13.2   Stockholder Rights.   Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such Common Stock certificate is issued, except as provided in Section 14 hereof.
13.3   No Employment or Other Service Rights.   Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee with or without notice and with or without Cause or (b) the service of a Director pursuant to the By-laws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.
13.4   Transfer; Approved Leave of Absence.   For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer of employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another, or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.
13.5   Withholding Obligations.   To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under an Award by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the Award, provided, however, that no shares of Common Stock are withheld with a value exceeding the maximum amount of tax required to be withheld by law; or (c) delivering to the Company previously owned and unencumbered shares of Common Stock of the Company.
13.6   Permitted Transfers.   Awards (other than Incentive Stock Options) may, in the sole discretion of the Committee, be transferable to a Permitted Transferee upon written approval by the Committee. Any such permitted transfer of Awards shall be for zero consideration.
14.   Adjustments.
14.1   Adjustments Upon Changes in Stock.   In the event of any changes in the outstanding Common Stock or in the capital structure of the Company by reason of any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company or other relevant change in capitalization (any of the foregoing, an “Adjustment Event”), the Committee shall, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (i) the Total Share Reserve, or any other limit applicable under the Plan with respect to the number of Awards which may be granted hereunder; (ii) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of Awards or with respect to which Awards may be granted under the Plan; and (iii) the terms of any outstanding Award, including, without limitation, (A) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate; (B) the exercise price with respect to any Award; or (C) any applicable performance measures; provided, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. In the case of adjustments made pursuant to this Section 14, unless the Committee specifically determines that such adjustment is in the best interests of the Company or its Affiliates, the Committee shall, in the case of Incentive Stock Options, ensure that any adjustments under this Section 14 will not constitute a modification, extension or renewal of the Incentive Stock Options within the meaning of Section 424(h)(3) of the Code and in the case of Non-qualified Stock Options, ensure that any adjustments under this Section 14 will not constitute a modification of such Non-qualified Stock Options within the meaning of Section 409A of the Code. Any adjustments made under this Section 14 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be final, conclusive and binding for all purposes.
14.2   Adjustment Upon a Change in Control.   Except as may otherwise be provided in an Award Agreement, in connection with any Change in Control, the Committee may, in its sole discretion, provide for any one or more of the following:
(a)   substitution or assumption of Awards (or awards of an acquiring company);
(b)   acceleration of the exercisability of an Award, lapse of restrictions on an Award, or alteration of the period of time for Participants to exercise outstanding Awards prior to the occurrence of a Change in Control (which shall be a period of at least ten days); and
(c)   subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding Awards and payment to the holders of such Awards of the value of such Awards, if any, as shall be determined by the Committee as follows:
(i)   in the case of an outstanding Option or Stock Appreciation Right, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or Stock Appreciation Right over the aggregate exercise price of such Option or Stock Appreciation Right (it being understood that, in such event, any Option or Stock Appreciation Right having a per share exercise price specified in the Award Agreement that is equal to, or in excess of the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor), or
(ii)   in the case of Restricted Stock, Restricted Stock Units, Performance Share Awards, Cash Awards or Other Equity-Based Awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the same vesting restrictions applicable to such Restricted Stock, Restricted Stock Units, Performance Share Awards, Cash Awards or Other Equity-Based Awards prior to cancellation, or the underlying shares in respect thereof, with Performance Goals with respect to each outstanding Performance Period, if any, that are applicable to such Awards deemed to be achieved at the greater of 100% of the applicable “target” performance levels and the performance levels actually achieved as of the date of such event, as determined by the Committee.
Payments to holders pursuant to clause (c) above shall be made in cash or, in the sole discretion of the Committee, in the form of shares of Common Stock, or such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the Change in Control if the Participant had been, immediately prior to such Change in Control, the holder of the number of shares of Common Stock covered by the Award at such time (less any applicable exercise price).
14.3   Other Requirements.   Prior to any payment or adjustment contemplated under this Section 14, the Committee may require a Participant to (a) represent and warrant as to the unencumbered title to the Participant’s Awards; (b) bear such Participant’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Common Stock, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code; and (iii) deliver customary transfer documentation as reasonably determined by the Committee.
14.4   Binding Effect.   Any adjustment, substitution, determination of value or other action taken by the Committee under this Section 14 shall be final, conclusive and binding for all purposes.
15.   Amendment of the Plan and Awards.
15.1   Amendment of Plan.   The Board at any time, and from time to time, may amend or terminate the Plan. However, except as provided in Section 14 relating to adjustments upon changes in Common Stock and Section 15.3, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy any Applicable Laws. At the time of such amendment, the Board shall determine, upon advice from counsel, whether such amendment will be contingent on stockholder approval.
15.2   Stockholder Approval.   The Board may, in its sole discretion, submit any other amendment to the Plan for stockholder approval.
15.3   Contemplated Amendments.   It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees, Consultants and Independent Directors with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.
15.4   No Impairment of Rights.   Rights under any Award granted before amendment of the Plan shall not be materially impaired by any amendment of the Plan unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.
15.5   Amendment of Awards.   The Committee at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the Committee may not affect any amendment which would otherwise constitute an impairment of the rights under any Award unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.
16.   General Provisions.
16.1   Forfeiture Events.   The Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, a termination of the Participant’s Continuous Service for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.
16.2   Clawback.   Notwithstanding any other provisions in this Plan, the Company may cancel any Award, require reimbursement of any Award by a Participant, and effect any other right of recoupment of equity or other compensation provided under the Plan in connection with the following: (a) any material noncompliance with any financial reporting requirement under the securities Laws that requires the Company to file a restatement of its financial statements; (b) any action by a Participant that constitutes Cause; and (c) any Company policies that may be adopted and/or modified from time to time. In addition, a Participant may be required to repay to the Company previously paid compensation, whether provided pursuant to the Plan or an Award Agreement, in accordance with the Plan. By accepting an Award, the Participant is agreeing to be bound by this Section 16.2, as in effect or as may be adopted and/or modified from time to time by the Company in its discretion (including, without limitation, to comply with Applicable Law).
16.3   Other Compensation Arrangements.   Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.
16.4   Sub-Plans.   The Committee may from time to time establish sub-plans under the Plan for purposes of satisfying securities, tax or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans shall contain such limitations and other terms and conditions as the Committee determines are necessary or desirable. All sub-plans shall be deemed a part of the Plan, but each sub-plan shall apply only to the Participants in the jurisdiction for which the sub-plan was designed.
16.5   Deferral of Awards.   The Committee may establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Participant to payment or receipt of shares of Common Stock or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Committee deems advisable for the administration of any such deferral program.
16.6   Unfunded Plan.   The Plan shall be unfunded. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan.
24
16.7   Delivery.   Upon exercise of a right granted under the Plan, the Company shall issue Common Stock or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of the Plan, 30 days shall be considered a reasonable period of time.
16.8   No Fractional Shares.   No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan, including pursuant to any adjustment under Section 14. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional shares of Common Stock or whether any fractional shares should be rounded, forfeited or otherwise eliminated.
16.9   Other Provisions.   The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with the Plan, including, without limitation, restrictions upon the exercise of Awards, as the Committee may deem advisable.
16.10   Section 409A.   The Plan is intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six (6) month period immediately following the Participant’s termination of Continuous Service shall instead be paid on the first payroll date after the six-month anniversary of the Participant’s separation from service (or the Participant’s death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any additional tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.
16.11   Disqualifying Dispositions.   Any Participant who shall make a “disposition” (as defined in Section 424 of the Code) of all or any portion of shares of Common Stock acquired upon exercise of an Incentive Stock Option within two years from the Grant Date of such Incentive Stock Option or within one year after the issuance of the shares of Common Stock acquired upon exercise of such Incentive Stock Option (a “Disqualifying Disposition”) shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such shares of Common Stock.
16.12   Section 16.   It is the intent of the Company that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 as promulgated under Section 16 of the Exchange Act so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this Section 16.12, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.
16.13   Beneficiary Designation.   Each Participant under the Plan may from time to time name any beneficiary or beneficiaries by whom any right under the Plan is to be exercised in case of such Participant’s death. Each designation will revoke all prior designations by the same Participant, shall be in a form reasonably prescribed by the Committee and shall be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime.
16.14   Expenses.   The costs of administering the Plan shall be paid by the Company.
16.15   Severability.   If any of the provisions of the Plan or any Award Agreement is held to be invalid, illegal or unenforceable, whether in whole or in part, such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.
16.16   Plan Headings.   The headings in the Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.
16.17   Non-Uniform Treatment.   The Committee’s determinations under the Plan need not be uniform and may be made by it selectively among Persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.
17.   Effective Date of Plan.   The Plan shall become effective as of the Effective Date.
18.   Termination or Suspension of the Plan.   The Plan shall terminate automatically on [Date will be ten years from the effective date]. No Award shall be granted pursuant to the Plan after such date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to Section 15.1 hereof. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.
19.   Choice of Law.   The law of the State of Delaware shall govern (a) all claims or matters related to or arising from the Plan (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforcement of the Plan, without giving effect to any choice-of-law or conflict-of-law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.
As adopted by the Board of Directors of Utz Brands, Inc. on [DATE].
As approved by the stockholders of Utz Brands, Inc. on [DATE].

ANNEX E
FORM OF THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
UTZ BRANDS HOLDINGS, LLC
DATED AS OF [•], 2020
THE LIMITED LIABILITY COMPANY INTERESTS IN UTZ BRANDS HOLDINGS, LLC HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, THE SECURITIES LAWS OF ANY STATE, OR ANY OTHER APPLICABLE SECURITIES LAWS, AND HAVE BEEN OR ARE BEING ISSUED IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE SECURITIES LAWS OF ANY STATE AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT; AND (III) ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BETWEEN THE MANAGING MEMBER AND THE APPLICABLE MEMBER. THE LIMITED LIABILITY COMPANY INTERESTS MAY NOT BE TRANSFERRED EXCEPT IN COMPLIANCE WITH SUCH LAWS, THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, AND ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BY THE MANAGING MEMBER AND THE APPLICABLE MEMBER. THEREFORE, PURCHASERS AND OTHER TRANSFEREES OF SUCH LIMITED LIABILITY COMPANY INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT OR ACQUISITION FOR AN INDEFINITE PERIOD OF TIME.

E-i

E-ii

Page
Exhibits
Exhibit A: Capitalization
Exhibit B: Exchange Notice
Exhibit C: Officers
Exhibit D: Distribution Policy
Exhibit E: Joinder
Exhibit F: Section 83(b) Election

E-iii

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
UTZ BRANDS HOLDINGS, LLC
This THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (as amended, supplemented or restated from time to time in accordance with this LLC Agreement, this “LLC Agreement”) of Utz Brands Holdings, LLC (f/k/a UM-U Intermediate, LLC), a Delaware limited liability company (the “Company”), is entered into as of [•], 2020, by and among Utz Brands, Inc., a Delaware corporation (“PubCo”), as a Member and the Managing Member as of the date hereof, Series U of UM Partners, LLC, a series of a Delaware limited liability company (“Series U”), Series R of UM Partners, LLC, a series of a Delaware limited liability company (“Series R”, and together with Series U, the “Continuing Members”) and each other Person who is or at any time becomes a Member in accordance with the terms of this LLC Agreement and the Act. Capitalized terms used in this LLC Agreement shall have the respective meanings set forth in Section 1.1.
RECITALS
WHEREAS, the Company was formed pursuant to a Certificate of Formation filed in the office of the Secretary of State of the State of Delaware on September 14, 2016, and was originally governed by the Limited Liability Company Agreement of the Company, dated as of September 19, 2016 (the “Initial LLC Agreement”);
WHEREAS, the Continuing Members entered into the Amended and Restated Limited Liability Company Agreement, effective as of December 30, 2019 (the “Restructuring LLC Agreement”), which amended and restated the Initial LLC Agreement;
WHEREAS, the Continuing Members entered into the Second Amended and Restated Limited Liability Company Agreement, effective as of December 31, 2019 (the “Existing LLC Agreement”), which amended and restated the Restructuring LLC Agreement;
WHEREAS, immediately prior to giving effect to the transactions contemplated by the Business Combination Agreement, the Company was wholly owned by the Continuing Members;
WHEREAS, on June [•], 2020, the Company, PubCo, and the Continuing Members entered into that certain Business Combination Agreement (as amended, modified or supplemented from time to time in accordance with the terms thereof, the “Business Combination Agreement”), pursuant to which, among other things, as of the Effective Time, PubCo will acquire the Acquired Company Units (as such term is defined in the Business Combination Agreement) and the Acquired Restricted Company Units (as such term is defined in the Business Combination Agreement) in exchange for the consideration described in the Business Combination Agreement, in each case representing Common Units and Restricted Common Units, respectively;
WHEREAS, the Members desire to amend and restate the Existing LLC Agreement in its entirety as of the Effective Time to reflect: (a) the recapitalization of the Company to convert the Pre-Closing Units held by the Continuing Members into Common Units and Restricted Common Units in such amounts as set forth in this LLC Agreement (the “Recapitalization”), (b) the consummation of the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements (as such term is defined in the Business Combination Agreement), including the admission of PubCo as a Member in connection with the issuance by the Company to PubCo of Common Units and Restricted Common Units representing the Issued Company Units (as such term is defined in the Business Combination Agreement), the receipt by PubCo of Common Units and Restricted Common Units representing the Exchanged Company Units (as such term is defined in the Business Combination Agreement) and the receipt by PubCo of Common Units and Restricted Common Units representing the Assigned Company Units (as such term is defined in the Business Combination Agreement), (c) PubCo’s designation as the sole Managing Member of the Company, and (d) the rights and obligations of the Members and other terms and provisions, in each case as set forth in this LLC Agreement; and
WHEREAS, following the Effective Time, each Common Unit (other than any Common Unit held by PubCo and its wholly owned Subsidiaries) may be exchanged, at the election of the holder of such Common Unit (together with the surrender and delivery by such holder of one (1) share of Class V Common Stock of PubCo), for one (1) share of Class A Common Stock of PubCo, in each case in accordance with the terms and conditions of this LLC Agreement.
NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this LLC Agreement, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1   Definitions.   As used in this LLC Agreement and the Schedules and Exhibits attached to this LLC Agreement, the following definitions shall apply:
“Act” means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq.
“Action” means any action, suit, charge, litigation, arbitration, notice of violation or citation received, or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.
“Adjusted Basis” has the meaning given to such term in Section 1011 of the Code.
“Adjusted Capital Account Deficit” means the deficit balance, if any, in such Member’s Capital Account at the end of any Taxable Year or other taxable period, with the following adjustments:
(a)   credit to such Capital Account any amount that such Member is obligated to restore under Treasury Regulations Section 1.704-1(b)(2)(ii)(c), as well as any addition thereto pursuant to the next to last sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) after taking into account thereunder any changes during such year in Company Minimum Gain and Member Minimum Gain; and
(b)   debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).
This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.
“Advancement of Expenses” is defined in Section 7.4(b).
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise. For purposes of this LLC Agreement, no Member shall be deemed to be an Affiliate of any other Member.
“Appraiser FMV” means the fair market value of any Equity Security as determined by an independent appraiser mutually agreed upon by the Managing Member and the relevant Transferor, whose determination shall be final and binding for those purposes for which Appraiser FMV is used in this LLC Agreement. Appraiser FMV shall be the fair market value determined without regard to any discounts for minority interest, illiquidity or other discounts. The cost of any independent appraisal in connection with the determination of Appraiser FMV in accordance with this LLC Agreement shall be borne by the Company.
“Assumed Rate” means the highest effective marginal combined U.S. federal, state and local income tax rate (including, if applicable, under Section 1411 of the Code) applicable to an individual resident in Pennsylvania (or if the highest effective marginal combined U.S. federal, state and local income tax rate applicable to a U.S. corporation is higher, such combined corporate income tax rate), in each case taking into account all jurisdictions in which the Company is required to file income tax returns and the relevant apportionment information, in effect for the applicable Taxable Year, taking into account (a) the character of any income, gains, deductions, losses or credits, the deductibility of state income taxes (provided, that, for administrative convenience, it shall be assumed that no portion of any state or local taxes shall be deductible for so long as the limitation set forth in Section 164(b)(6)(B) of the Code as of the date hereof remains applicable), and (b) deductions under Code Section 199A, as applicable. The Assumed Rate shall be the same for all Members regardless of the actual combined income tax rate of the Member or its direct or indirect owners.
“Audit” is defined in Section 10.4(b).
“BBA Rules” means Subchapter C of Chapter 63 of the Code (Sections 6221 et seq.) as amended by the Bipartisan Budget Act of 2015, and any Treasury Regulations and other guidance promulgated thereunder, and any similar state or local legislation, regulations or guidance.
“beneficially own” and “beneficial owner” shall be as defined in Rule 13d-3 of the rules promulgated under the Exchange Act.
“Board” means the board of directors of PubCo, as constituted at any given time.
“Business Combination Agreement” is defined in the recitals to this LLC Agreement.
“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.
“Business Opportunities Exempt Party” is defined in Section 8.3.
“Capital Account” means, with respect to any Member, the capital account maintained for such Member in accordance with Section 4.4. The initial Capital Account of each Member as of the Effective Time (the “Closing Date Capital Account Balance”) is set forth next to such Member’s name on Exhibit A hereto.
“Capital Contribution” means, with respect to any Member, the amount of cash and the Fair Market Value of any property (other than cash) contributed to the Company by such Member, net of any liabilities assumed by the Company for such Member in connection with such contribution, as set forth from time to time in the books and records of the Company. Any reference to the Capital Contribution of a Member will include any Capital Contributions made by a predecessor holder of such Member’s Units to the extent that such Capital Contribution was made in respect of Units Transferred to such Member. As of the Effective Time, each Member shall be deemed to have made Capital Contributions equal to the Closing Date Capital Account Balance of such Member set forth next to such Member’s name on Exhibit A hereto.
“Cash Available for Tax Distributions” is defined in Section 6.2(a).
“Cash Exchange Class A 5-Day VWAP” means the arithmetic average of the VWAP for each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the Exchange Notice Date.
“Cash Exchange Notice” has the meaning set forth in Section 4.6(a)(ii).
“Cash Exchange Payment” means with respect to a particular Exchange for which PubCo has elected to make a Cash Exchange Payment in accordance with Section 4.6(a)(ii):
(i)   if the Class A Common Stock trades on a National Securities Exchange or automated or electronic quotation system, an amount of cash equal to the product of (x) the number of shares of Class A Common Stock that would have been received by the Exchanging Member in the Exchange for that portion of the Common Units subject to the Exchange set forth in the Cash Exchange Notice if PubCo had paid the Stock Exchange Payment with respect to such number of Common Units, and (y) the Cash Exchange Class A 5-Day VWAP; or
(ii)   if the Class A Common Stock is not then traded on a National Securities Exchange or automated or electronic quotation system, as applicable, an amount of cash equal to the product of

(x) the number of shares of Class A Common Stock that would have been received by the Exchanging Member in the Exchange for that portion of the Common Units subject to the Exchange set forth in the Cash Exchange Notice if PubCo had paid the Stock Exchange Payment with respect to such number of Common Units, for which PubCo has elected to make a Cash Exchange Payment and (y) the Appraiser FMV of one (1) share of Class A Common Stock that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, respectively, and without regard to the particular circumstances of the buyer or seller.
“Certificate Delivery” means, in the case of any shares of Class V Common Stock to be transferred and surrendered by an Exchanging Member in connection with an Exchange which are represented by a certificate or certificates, the process by which the Exchanging Member shall also present and surrender such certificate or certificates representing such shares of Class V Common Stock during normal business hours at the principal executive offices of PubCo, or if any agent for the registration or transfer of shares of Class V Common Stock is then duly appointed and acting, at the office of such transfer agent, along with any instruments of transfer reasonably required by the Managing Member or such transfer agent, as applicable, duly executed by the Exchanging Member or the Exchanging Member’s duly authorized representative.
“Change of Control” means the occurrence of any transaction or series of related transactions in which: (a) any Person or any group of Persons (other than PubCo) acting together that would constitute a “group” for purposes of Section 13(d) of the Exchange Act, is or becomes the beneficial owner, directly or indirectly, of securities of PubCo or the Company representing more than 50% of the combined voting power of PubCo’s or the Company’s, as applicable, then outstanding voting securities (excluding a transaction or series of related transactions described in clause (b) that would not constitute a Change of Control), (b) there is consummated a merger or consolidation of PubCo or the Company with any other Person, and, immediately after the consummation of such merger or consolidation, the outstanding voting securities of PubCo or the Company, as applicable, immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if PubCo or the Company, as applicable (or its successor) is a Subsidiary of such Person, the ultimate parent thereof, or (c) there is consummated an agreement or series of related agreements for the sale or transfer, directly or indirectly, by PubCo of all or substantially all of PubCo’s assets (including the Company). Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of (i) the consummation of any transaction or series of related transactions immediately following which the record holders of the shares of PubCo immediately prior to such transaction or series of related transactions continue to have substantially the same proportionate ownership in, and voting control over, and own substantially all of the shares of, an entity which owns, directly or indirectly, all or substantially all of the assets of PubCo immediately following such transaction or series of related transactions or (ii) any acquisition or disposition of any securities of PubCo by the Continuing Members or any of their Permitted Transferees; provided that any such acquisition does not violate Section 2.1(a) of the Standstill Agreement.
“Class A 3-Day VWAP” means, on any relevant measurement date, the VWAP for three (3) consecutive Trading Days ending on such date (calculated as a single period).
“Class A Common Stock” means, as applicable, (a) the Class A Common Stock, par value $0.0001 per share, of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that become payable in consideration for the Class A Common Stock or into which the Class A Common Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Class B Common Stock” means, as applicable, (a) the Class B Common Stock, par value $0.0001 per share, of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that become payable in consideration for the Class B Common Stock or into which the Class B Common Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Class V Common Stock” means, as applicable, (a) the Class V Common Stock, par value $0.0001 per share, of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving

PubCo, any shares or other securities of PubCo or any other Person that become payable in consideration for the Class V Common Stock or into which the Class V Common Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Closing Date Capital Account Balance” has the meaning set forth in the definition of “Capital Account”.
“COC Exchange” is defined in Section 4.6(a)(iv).
“COC Exchange Date” is defined in Section 4.6(a)(iv).
“COC Notice” is defined in Section 4.6(a)(iv).
“Code” means the United States Internal Revenue Code of 1986.
“Commission” means the U.S. Securities and Exchange Commission, including any Governmental Entity succeeding to the functions thereof.
“Common Units” means the common units of limited liability company interests issued under this LLC Agreement, including by way of dividend or other distribution, split, recapitalization, merger, rollup transaction, consolidation, conversion or reorganization, but shall exclude any Restricted Common Units prior to their conversion into Common Units upon the occurrence of an applicable Vesting Event.
“Company” is defined in the preamble to this LLC Agreement.
“Company Minimum Gain” has the meaning of “partnership minimum gain” set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).
“Company Representative” shall mean the Person designated under this LLC Agreement in its capacity as the “partnership representative” (as such term is defined under the BBA Rules and any analogous provision of state or local tax Law) of the Company and as the “tax matters partner” (to the extent applicable for state and local tax purposes and for U.S. federal income tax purposes for Taxable Years beginning on or before December 31, 2017) of the Company, including, as the context requires, any “designated individual” through whom the Company Representative is permitted by applicable Law to act in accordance with the terms hereof, which Person shall be, as of the Effective Time, PubCo.
“Confidential Information” means any and all confidential or proprietary information obtained by a Member from the Company or any of its Affiliates directly or indirectly, including from their representatives, which information includes ideas, financial information, products, services, business strategies, innovations, recipes and materials, all aspects of the Company’s business plan, proposed operation and products, corporate structure, board minutes and materials, financial and organizational information, analyses, proposed partners, software code and system and product designs, employees and their identities, equity ownership, the methods and means by which the Company plans to conduct its business, all trade secrets, trademarks, tradenames and all intellectual property associated with the Company’s business. With respect to any Member, Confidential Information does not include information that: (a) is in the possession of such Member on a non-confidential basis at the time of disclosure by or on behalf of the Company or any of its Affiliates; (b) before or after it has been disclosed to such Member by or on behalf of the Company or any of its Affiliates, becomes part of public knowledge, not as a result of any action or inaction of such Member (other than PubCo) in violation of this LLC Agreement; (c) is approved for release by written authorization of the Board; (d) is disclosed to such Member or its representatives by a third party not, to the knowledge of such Member or such representative, respectively, in violation of any obligation of confidentiality owed to the Company or any of its Affiliates with respect to such information; or (e) is or becomes independently developed by such Member or its representatives without use or reference to the Confidential Information.
“Continuing Member COC” means a Change of Control in which the acquiring Person or Persons in the relevant transaction or series of related transactions are not (a) a Continuing Member, (b) a member of the Rice Family, or (c) an Affiliate of a Continuing Member or a member of the Rice Family.
“Continuing Members” is defined in the preamble to this LLC Agreement.

“Continuing Member Representative” means Series U.
“Conversion Date” means, with respect to any Restricted Common Unit, the date on which a Vesting Event occurs for such Restricted Common Unit or such later date as determined pursuant to Section 4.1(d).
“Debt Securities” means, with respect to PubCo, any and all debt instruments or debt securities that are not convertible or exchangeable into Equity Securities of PubCo.
“Depreciation” means, for each Taxable Year or other taxable period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to an asset for such Taxable Year or other taxable period, except that (a) with respect to any such property the Gross Asset Value of which differs from its Adjusted Basis for U.S. federal income tax purposes and which difference is being eliminated by use of the “remedial method” pursuant to Treasury Regulations Section 1.704-3(d), Depreciation for such Taxable Year or other taxable period shall be the amount of book basis recovered for such Taxable Year or other taxable period under the rules prescribed by Treasury Regulations Section 1.704-3(d)(2), and (b) with respect to any other such property the Gross Asset Value of which differs from its Adjusted Basis for U.S. federal income tax purposes at the beginning of such Taxable Year or other taxable period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Taxable Year or other taxable period bears to such beginning Adjusted Basis; provided, however, that if the Adjusted Basis for U.S. federal income tax purposes of an asset at the beginning of such Taxable Year or other taxable period is zero, Depreciation with respect to such asset shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing Member.
“DGCL” means the General Corporation Law of the State of Delaware.
“Disinterested Majority” means a majority of the directors of the Board who are disinterested as determined by the Board in accordance with the DGCL with respect to the matter being considered by the Board; provided that to the extent a matter being considered by the Board is required to be considered by disinterested directors under the rules of the National Securities Exchange on which the Class A Common Stock is then listed, the Securities Act or the Exchange Act, such rules with respect to the definition of disinterested director shall apply solely with respect to such matter.
“Distribution Catch-Up Payment” is defined in Section 6.1(a).
“Distribution Catch-Up Period” means, with respect to any Restricted Common Unit, the period beginning at the Effective Time and ending on the Conversion Date with respect to such Restricted Common Unit.
“Distribution Policy” is defined in Section 6.1(a).
“Effective Time” means the time of the “Closing” as defined in the Business Combination Agreement.
“Equity Securities” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock or preferred interests or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership or member interests therein), whether voting or nonvoting.
“ERISA” means the Employee Retirement Security Act of 1974.
“Exchange” means (a) the exchange by the Company of Common Units held by a Member (together with the surrender and cancellation of the same number of outstanding shares of Class V Common Stock held by such Member) for either (i) a Stock Exchange Payment or (ii) a Cash Exchange Payment or (b) the

direct purchase by PubCo of Common Units and shares of Class V Common Stock held by a Member in accordance with a PubCo Call Right, in each case in accordance with Section 4.6.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Blackout Period” means the period of time commencing on (x) the date of payment of a distribution by the Company to PubCo (or the record date for such distribution, if earlier than the date of payment of such distribution) (such date, the “Start Date”) for the first distribution under Section 6.1 or Section 6.2 after the date of this LLC Agreement and thereafter for each first distribution under Section 6.1 or Section 6.2 following the end of each immediately preceding Exchange Blackout Period (in respect of the four (4) distribution dates in a calendar year set forth in the Distribution Policy) and ending on (but including) (y) the PubCo Record Date for the PubCo dividend immediately following such distribution; provided that in no event shall such period of time exceed twenty (20) calendar days following the Start Date. For the avoidance of doubt, no more than four (4) Exchange Blackout Periods can begin in any calendar year.
“Exchange Conditions” means any of the following conditions: (a) any Registration Statement pursuant to which the resale of the Class A Common Stock to be registered for such Exchanging Member at or immediately following the consummation of the Exchange shall have ceased to be effective pursuant to any action or inaction by the Commission or no such resale Registration Statement has yet become effective, (b) PubCo shall have failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such Exchange, (c) PubCo shall have exercised its right to defer, delay or suspend the filing or effectiveness of a Registration Statement and such deferral, delay or suspension shall affect the ability of such Exchanging Member to have its Class A Common Stock registered at or immediately following the consummation of the Exchange, (d) any stop order relating to the Registration Statement pursuant to which the Class A Common Stock was to be registered by such Exchanging Member at or immediately following the Exchange shall have been issued by the Commission, (e) there shall be in effect an injunction, a restraining order or a decree of any nature of any Governmental Entity that restrains or prohibits the Exchange, or (f) PubCo shall have failed to comply in all material respects with its obligations under the Investor Rights Agreement to the extent related to the resale of the Class A Common Stock of an Exchanging Member, and such failure shall have adversely affected the ability of such Exchanging Member to consummate the resale of Class A Common Stock to be received upon such Exchange pursuant to an effective Registration Statement.
“Exchange Date” means the date that is five (5) Business Days after the Exchange Notice Date is given; provided, that if an Exchanging Member delays the consummation of an Exchange by delivering an Exchange Delay Notice, the Exchange Date shall occur on the date that is three (3) Business Days following the date on which the conditions giving rise to such delay cease to exist which shall in no event be prior to the date otherwise determined pursuant to this definition (or such earlier day as the Managing Member and such Exchanging Member may agree in writing); provided, further, that if the Exchange Date for any Exchange with respect to which PubCo elects to make a Stock Exchange Payment would otherwise fall within any Exchange Blackout Period, then the Exchange Date shall occur on the next Business Day following the end of such Exchange Blackout Period; provided further, that to the extent an Exchange is made in connection with an Exchanging Member’s proper exercise of its rights to participate in a Piggyback Registration pursuant to Section 3.2 of the Investor Rights Agreement, the Exchange Date shall be the date on which the offering with respect to such Piggyback Registration is completed.
“Exchange Delay Notice” is defined in Section 4.6(a)(iii).
“Exchange Notice” means a written election of Exchange in the form of Exhibit B, duly executed by the Exchanging Member.
“Exchange Notice Date” means, with respect to any Exchange Notice, the date such Exchange Notice is given to the Company in accordance with Section 12.9.
“Exchanging Member” means any Member holding Common Units (other than PubCo and its wholly-owned Subsidiaries) whose Common Units are subject to an Exchange.

“Exchanged Units” means, with respect to any Exchange, the Common Units being exchanged pursuant to a relevant Exchange Notice, and an equal number of shares of Class V Common Stock held by the relevant Exchanging Member; provided, that, such amount of Common Units shall in no event be less than the Minimum Exchange Amount.
“Existing LLC Agreement” is defined in the recitals to this LLC Agreement.
“Fair Market Value” means the fair market value of any property as determined in good faith by the Managing Member after taking into account such factors as the Managing Member shall reasonably deem appropriate.
“Family Member” means with respect to any Person, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such Person or any trust created for the benefit of such Person or of which any of the foregoing is a beneficiary.
“Fiscal Year” means the fiscal year of the Company, which shall end on the Sunday that is closest to December 31, unless the fiscal year is otherwise modified by the Managing Member.
“Final Adjudication” is defined in Section 7.4(b).
“First Tier Vesting Event” means the first day on which the Class A 3-Day VWAP is equal to at least $12.50; provided, however, that the reference to $12.50 shall be decreased by the aggregate per share amount of dividends actually paid in respect of a share of Class A Common Stock following the Effective Time.
“Foundation” means The Rice Family Foundation.
“Foundation Transfer” is defined in Section 9.1(b).
“Foundation Transfer Amount” is defined in Section 9.1(b).
“Full Vesting Event” means (a) with respect to one hundred percent (100%) of each Continuing Member’s Restricted Common Units, the occurrence of a Continuing Member COC, (b) with respect to one hundred percent (100%) of PubCo’s Restricted Common Units, the occurrence of a Sponsor COC, or (c) with respect to all Restricted Common Units, a Liquidating Event pursuant to which each Common Unit would be entitled to an amount exceeding that required for a Second Tier Vesting Event (taking into account the conversion of the Restricted Common Units to Common Units and the payment of the then unpaid Distribution Catch-Up Amount with respect to such Common Units). Notwithstanding anything to the contrary in this LLC Agreement, a Full Vesting Event under clauses (a) and (b) can occur with respect to the same Change of Control.
“GAAP” means United States generally accepted accounting principles at the time.
“Governmental Entity” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.
“Gross Asset Value” means, with respect to any asset, the asset’s Adjusted Basis for U.S. federal income tax purposes, except as follows:
(a)   the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset as of the date of such contribution;
(b)   the Gross Asset Values of all Company assets shall be adjusted to equal their respective gross Fair Market Values (taking into account Section 7701(g) of the Code) in accordance with the rules set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), except as otherwise provided in this LLC Agreement, as of the following times: (i) the acquisition of a Unit (or additional Units) by any new or existing Member in exchange for more than a de minimis Capital Contribution to the Company; (ii) the grant of a Unit (other than a de minimis interest in the Company) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a member capacity or in anticipation of becoming a Member of the Company (within the meaning of Treasury Regulation Section 1.704-1(b)(2)(iv)(d)); (iii) the distribution by the Company to a Member of more than a de minimis amount of Company assets; (iv) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)(1)); (v) the acquisition of a Unit by any new or existing Member upon the exercise of a noncompensatory option in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s); (vi) the conversion of any Restricted Common Units into Common Units upon the occurrence of a Vesting Event in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s); or (vii) any other event to the extent determined by the Managing Member to be permitted and necessary or appropriate to properly reflect Gross Asset Values in accordance with the standards set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(g); provided, however, that adjustments pursuant to clauses (i), (ii), (iii) and (v) above shall be made only if the Managing Member reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company. If any noncompensatory options or Restricted Common Units are outstanding upon the occurrence of an event described in this paragraph (b)(i) through (b)(vii) (other than, if applicable, the noncompensatory options being exercised or the Restricted Common Units being converted that give rise to the occurrence of such event), the Company shall adjust the Gross Asset Values of its properties in accordance with, or, in the case of outstanding Restricted Common Units, in accordance with principles similar to those set forth in, Treasury Regulations Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2);
(c)   the Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross Fair Market Value of such asset on the date of such distribution;
(d)   the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the Adjusted Basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and clause (f) in the definition of “Profits” or “Losses” below or Section 5.2(h); provided, however, that the Gross Asset Value of a Company asset shall not be adjusted pursuant to this clause to the extent the Managing Member determines that an adjustment pursuant to clause (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d); and
(e)   if the Gross Asset Value of a Company asset has been determined or adjusted pursuant to clauses (a), (b) or (d) of this definition of Gross Asset Value, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits, Losses and other items allocated pursuant to Article V.
“HSR Act” is defined in Section 4.1(d).
“Imputed Tax Underpayments” is defined in Section 10.4(c).
“Indebtedness” means (a) all indebtedness for borrowed money, (b) all indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, and (c) all capitalized lease obligations or obligations required to be capitalized in accordance with GAAP.
“Indemnifiable Losses” is defined in Section 7.4(a).
“Indemnitee” is defined in Section 7.4(a).
“Initial LLC Agreement” is defined in the recitals to this LLC Agreement.
“Investor Rights Agreement” means the Investor Rights Agreement, dated as of the date hereof, by and among PubCo, the Continuing Members and the other parties thereto (together with any other parties that become a party thereto from time to time upon execution of a joinder in accordance with the terms thereof by any successor or assign to any party to such Agreement).
“IRS” means the U.S. Internal Revenue Service.

“Law” means all laws, acts, statutes, constitutions, treaties, ordinances, codes, rules, regulations and rulings of a Governmental Entity, including common law. All references to “Laws” shall be deemed to include any amendments thereto, and any successor Law, unless the context otherwise requires.
“Liability” means any debt, liability or obligation, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.
“Liquid Securities” is defined in Section 4.6(a)(iv).
“Liquidating Event” is defined in Section 11.1.
“Liquidity Limitations” is defined in Section 6.2(a).
“LLC Agreement” is defined in the preamble to this LLC Agreement.
“Managing Member” means PubCo, in its capacity as the sole managing Member of the Company.
“Member” means any Person that executes this LLC Agreement as a Member (including the Managing Member), and any other Person admitted to the Company as an additional or substituted Member, that has not made a disposition of all of such Person’s Units.
“Member Minimum Gain” has the meaning ascribed to “partner nonrecourse debt minimum gain” set forth in Treasury Regulations Section 1.704-2(i). It is further understood that the determination of Member Minimum Gain and the net increase or decrease in Member Minimum Gain shall be made in the same manner as required for such determination of Company Minimum Gain under Treasury Regulations Sections 1.704-2(d) and 1.704-2(g)(3), as set forth in Treasury Regulations Section 1.704-2(i)(3).
“Member Nonrecourse Debt” has the meaning of “partner nonrecourse debt” set forth in Treasury Regulations Section 1.704-2(b)(4).
“Member Nonrecourse Deductions” has the meaning of “partner nonrecourse deductions” set forth in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).
“Minimum Exchange Amount” means a number of Common Units held by an Exchanging Member equal to the lesser of (x) 100,000 Common Units and (y) all of the Common Units then held by the applicable Exchanging Member.
“National Securities Exchange” means a securities exchange registered with the Commission under Section 6 of the Exchange Act.
“Non-Party Affiliate” is defined in Section 12.15.
“Nonrecourse Deductions” has the meaning assigned that term in Treasury Regulations Sections 1.704-2(b) and 1.704-2(c).
“Nonrecourse Liability” is defined in Treasury Regulations Section 1.704-2(b)(3).
“Officer” means each Person appointed as an officer of the Company pursuant to and in accordance with the provisions of Section 7.2. The initial Officers are listed on Exhibit C attached hereto.
“Ordinary Distribution” is defined in Section 6.1(a).
“Partial Vesting Event” means (a) with respect to fifty percent (50%) of any Member’s Restricted Common Units held as of the date of a First Tier Vesting Event, the First Tier Vesting Event; provided that a First Tier Vesting Event shall not occur more than once; (b) with respect to the remaining fifty percent (50%) of any Member’s Restricted Common Units held as of the date of a First Tier Vesting Event (in each case after giving effect to any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise)), the Second Tier Vesting Event; or (c) if no First Tier Vesting Event has occurred as of the date of a Liquidating Event, then with respect to fifty percent (50%) of each Member’s Restricted Common Units, a Liquidating Event pursuant to which each Common Unit would be entitled to an amount exceeding that required for a First Tier Vesting Event (taking into account the conversion of Restricted Common

Units which would be converted to Common Units in the event of a First Tier Vesting Event and the payment of the then unpaid Distribution Catch-Up Amount with respect to such Common Units).
“Party” and “Parties” means, individually or collectively, each Member and the Company.
“Permitted Transfer” is defined in Section 9.1(b).
“Permitted Transferee” means any Member and, (a) with respect to any Member, (i) any Family Member of such Member, (ii) any Affiliate of such Member, and (iii) any Affiliate of any Family Member of such Member (excluding any Affiliate under this clause (iii) who operates or engages in a business which competes with the business of PubCo or the Company), and (b) with respect to any Continuing Member, (i) any member of the Rice Family, and (ii) any Affiliate of a member of the Rice Family (excluding any Affiliate under this clause (ii) who operates or engages in a business which competes with the business of PubCo or the Company), but excluding the Foundation (and the Foundation shall not be a Permitted Transferee of (y) a Continuing Member or (z) a Permitted Transferee of a Continuing Member, but the Foundation shall be entitled to the benefit of the Foundation Transfer).
“Person” means any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.
“Plan Asset Regulations” means the regulations issued by the U.S. Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations.
“Pre-Closing Units” is defined in Section 3.1.
“Profits” or “Losses” means, for each Taxable Year or other taxable period, an amount equal to the Company’s taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):
(a)   any income or gain of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;
(b)   any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;
(c)   in the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (b) or (c) of the definition of Gross Asset Value above, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the Company asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the Company asset) from the disposition of such asset and shall, except to the extent allocated pursuant to Section 5.2, be taken into account for purposes of computing Profits or Losses;
(d)   gain or loss resulting from any disposition of Company assets with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed with reference to the Gross Asset Value of the asset disposed of notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;
(e)   in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such period;
(f)   to the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and
(g)   any items of income, gain, loss or deduction which are specifically allocated pursuant to the provisions of Section 5.2 shall not be taken into account in computing Profits or Losses for any Taxable Year, but such items available to be specially allocated pursuant to Section 5.2 will be determined by applying rules analogous to those set forth in clauses (a) through (f) above.
“PubCo” is defined in the preamble to this LLC Agreement.
“PubCo Call Notice” has the meaning set forth in Section 4.6(f).
“PubCo Call Right” means PubCo’s election, in accordance with Section 4.6(a)(iv) or Section 4.6(f), to directly purchase Exchanged Units described in an Exchange Notice given by an Exchanging Member.
“PubCo Common Stock” means all classes of common stock of PubCo, including the Class A Common Stock and the Class V Common Stock.
“PubCo Record Date” means the record date determined by the Board for the declaration of a dividend payable on the Class A Common Stock.
“PubCo Warrants” has the meaning given to “Buyer Warrants” in the Business Combination Agreement.
“Push-Out Election” is defined in Section 10.4(b).
“Recapitalization” is defined in the recitals to this LLC Agreement.
“Reclassification Event” means any of the following: (a) any reclassification or recapitalization of PubCo Common Stock (other than the Domestication (as defined in the Business Combination Agreement), a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination or any transaction subject to Section 4.1(h)), (b) any merger, consolidation or other combination involving PubCo or (c) any sale, conveyance, lease, or other disposal of all or substantially all the properties and assets of PubCo to any other Person, in each of clauses (a), (b) or (c), as a result of which holders of PubCo Common Stock shall be entitled to receive cash, securities or other property for their shares of PubCo Common Stock.
“Registration Statement” means any registration statement that PubCo is required to file pursuant to the Investor Rights Agreement.
“Regulatory Allocations” is defined in Section 5.2(j).
“Restricted Common Unit” means the Units which are restricted subject to vesting, with the rights and privileges as set forth in this LLC Agreement.
“Restructuring LLC Agreement” is defined in the recitals to this LLC Agreement.
“Rice Family” means Michael W. Rice or any Family Member of Michael W. Rice.
“Second Tier Vesting Event” means the first day on which the Class A 3-Day VWAP is equal to at least $15.00; provided, however, that the reference to $15.00 shall be decreased by the aggregate per share amount of dividends actually paid in respect of a share of Class A Common Stock following the Effective Time.
“Securities Act” means the Securities Act of 1933.
“Series R” is defined in the preamble to this LLC Agreement.
“Series U” is defined in the preamble to this LLC Agreement.
“Specified Audit” is defined in Section 10.4(d).
“Sponsor” means Collier Creek Partners LLC, a Delaware limited liability company.

“Sponsor COC” means a Change of Control in which the acquiring Person or Persons in the relevant transaction or series of related transactions are not (a) the Sponsor, (b) the Sponsor Representative, (c) a Sponsor Person, or (d) Affiliates of Sponsor, the Sponsor Representative or a Sponsor Person.
“Sponsor Person” means each of Chinh E. Chu, Roger Deromedi and Jason Giordano, and any Family Member of Chinh E. Chu, Roger Deromedi or Jason Giordano.
“Sponsor Representative” means [•], or such other Person, controlled by one or more of Chinh E. Chu, Roger Deromedi or Jason Giordano, who is identified as the replacement Sponsor Representative by the then existing Sponsor Representative giving prior written notice to the Company and the Continuing Members.
“Standstill Agreement” means the Standstill Agreement, dated as of the date hereof, by and among PubCo, the Continuing Members and the other parties thereto (together with any other parties that become a party thereto from time to time upon execution of a joinder in accordance with the terms thereof).
“Start Date” is defined in the definition of “Exchange Blackout Period”.
“Stock Exchange Payment” means, with respect to any Exchange of Common Units for which a Stock Exchange Payment is elected by the Managing Member, a number of shares of Class A Common Stock equal to the number of Common Units so exchanged.
“Subsidiary” means, with respect to any Person, any corporation, association, partnership, limited liability company, joint venture or other business entity of which more than fifty percent (50%) of the voting power or equity is owned or controlled directly or indirectly by such Person, or one (1) or more of the Subsidiaries of such Person, or a combination thereof.
“Tax Advances” is defined in Section 10.5(a).
“Tax Amount” means, with respect to a Taxable Year commencing after the Effective Time (or, in the case of a Taxable Year that includes the Effective Time, the portion thereof after the Effective Time), the excess, if any, of (a) the product of (i) an amount, if positive, equal to the product of (A) the taxable income of the Company allocable to a Member pursuant to this LLC Agreement (taking into account corrective allocations made pursuant to Section 5.3(e)) with respect to the relevant Taxable Year (or portion thereof) (determined based upon a good faith estimate by the Managing Member and updated to reflect the final Company tax returns filed for such Taxable Year, and, for purposes of this definition, (w) including adjustments to taxable income in respect of Section 704(c) of the Code, (x) excluding adjustments to taxable income in respect of Section 743(b) of the Code, (y) calculated as if allocations of such taxable income were, for such Taxable Year (or portion thereof), the sole source of income and loss for such Member, (or, as appropriate, of its direct or indirect partners or members), and (z) taking into account the carryover of items of loss, deduction and expense, including the utilization of any excess business interest expense under Code Section 163(j), previously allocated to such Member for a Taxable Year (or portion thereof) that begins after the Effective Time to the extent not previously taken into account for purposes of determining the Tax Amount for a Taxable Year (or portion thereof) times (B) one-fourth (1/4) in the case of the first quarter, one-half (1/2) in the case of the second quarter, three-fourths (3/4) in the case of the third quarter, and one (1) in the case of the fourth quarter times (ii) the Assumed Rate with respect to such Taxable Year (or portion thereof), over (b) the amount of distributions previously made to such Member pursuant to Section 6.2 with respect to such Taxable Year (or portion thereof) after the Effective Time. For each Continuing Member that is treated as a partnership for applicable state and/or local income or franchise tax purposes, there shall be added to the amount in clause (a) of this definition, if the information described in clause (2) of this definition below is timely provided, an amount sufficient to enable such Continuing Member to pay its applicable state and local entity-level income and franchise tax liability (without duplication) imposed on entities treated as partnerships for applicable state and/or local income or franchise tax purposes, to the extent arising from allocations of taxable income of the Company for the relevant Taxable Year (or portion thereof after the Effective Time) as a result of such Continuing Member’s ownership of Common Units, calculated (1) using the conventions set forth in clauses (w)-(z) of this definition above and (2) based on information timely provided by such Continuing Member to the Managing Member sufficient for the Managing Member to calculate such amount, assuming the highest effective marginal state and local income and franchise tax rates imposed on an entity treated as a partnership for state or local income or franchise tax purposes in the applicable jurisdiction; provided that (I) the aggregate amount described in this sentence shall in no event be greater than $100,000 per Taxable Year in the aggregate for all Continuing Members and (II) the aggregate amount payable under Section 6.2 to all Members solely as a result of the amount added to clause (a) as described in this sentence shall in no event be greater than $400,000 per Taxable Year in the aggregate for all Members, and if such cap in clause (I) or (II) of this sentence is exceeded, the required reduction shall be applied pro rata among the Continuing Members, in the case of clause (I), or all the Members, in the case of clause (II), based on their respective numbers of Common Units.
“Tax Distribution Date” means April 10, June 10, September 10, and December 10 of each calendar year, which shall be adjusted by the Managing Member as reasonably necessary to take into account changes in estimated tax payment due dates for U.S. federal income taxes under applicable Law (but in no event shall the Managing Member make adjustments such that there are more than four (4) Tax Distribution Dates in any calendar year).
“Tax Distributions” is defined in Section 6.2.
“Tax Receivable Agreement” means that certain tax receivable agreement, dated as of the date hereof, by and among PubCo, the Company, and the Continuing Members.
“Taxable Year” means the Company’s taxable year for U.S. federal income tax purposes, which shall be the Fiscal Year unless otherwise required by applicable Law.
“Trading Day” means a day on which the New York Stock Exchange or such other principal United States securities exchange on which the Class A Common Stock is listed, quoted or admitted to trading and is open for the transaction of business (unless such trading shall have been suspended for the entire day).
“Transfer” means, when used as a noun, any voluntary or involuntary, direct or indirect, transfer, sale, pledge or hypothecation or other disposition by the Transferor (whether by operation of law or otherwise) and, when used as a verb, the Transferor voluntarily or involuntarily, directly or indirectly, transfers, sells, pledges or hypothecates or otherwise disposes of (whether by operation of law or otherwise), in each case with respect to any Units. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.
“Treasury Regulations” means pronouncements, as amended from time to time, or their successor pronouncements, which clarify, interpret and apply the provisions of the Code, and which are designated as “Treasury Regulations” by the United States Department of the Treasury.
“Undertaking” is defined in Section 7.4(b).
“Units” means the Common Units, the Restricted Common Units, any other Equity Securities of the Company, and any rights to payments as a holder of any of the foregoing, but excluding any rights under any court-authorized charging order.
“Vesting Event” means a Partial Vesting Event or a Full Vesting Event.
“VWAP” means the daily per share volume-weighted average price of the Class A Common Stock on the New York Stock Exchange or such other principal United States securities exchange on which the Class A Common Stock is listed, quoted or admitted to trading, as displayed under the heading Bloomberg VWAP on the Bloomberg page designated for the Class A Common Stock (or its equivalent successor if such page is not available) in respect of the period from the open of trading on such Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, (a) the per share volume-weighted average price of a share of Class A Common Stock on such Trading Day (determined without regard to afterhours trading or any other trading outside the regular trading session or trading hours), or (b) if such determination is not feasible, the market price per share of Class A Common Stock, in either case as determined by a nationally recognized independent investment banking firm retained in good faith for this purpose by PubCo); provided, however, that if at any time for purposes of the Class A 3-Day VWAP, shares of Class A Common Stock are not then listed, quoted or traded on a principal United States securities exchange or automated or electronic quotation system, then the VWAP shall mean the per share Appraiser FMV of one (1) share of Class A Common Stock (or such other Equity Security into which the Class A Common Stock was converted or exchanged).

Section 1.2  Interpretive Provisions.  For all purposes of this LLC Agreement, except as otherwise provided in this LLC Agreement or unless the context otherwise requires:
(a)   the terms defined in Section 1.1 are applicable to the singular as well as the plural forms of such terms;
(b)   an accounting term not otherwise defined in this LLC Agreement has the meaning assigned to it under GAAP;
(c)   all references to currency, monetary values and dollars set forth in this LLC Agreement shall mean United States (U.S.) dollars and all payments under this LLC Agreement shall be made in United States dollars;
(d)   when a reference is made in this LLC Agreement to an Article, Section, clause, Exhibit or Schedule, such reference is to an Article, Section or clause of, or an Exhibit or Schedule to, this LLC Agreement unless otherwise indicated;
(e)   whenever the words “include”, “includes” or “including” are used in this LLC Agreement, they shall be deemed to be followed by the words “without limitation”;
(f)   “or” is not exclusive;
(g)   pronouns of any gender or neuter shall include, as appropriate, the other pronoun forms;
(h)   references in this LLC Agreement to any Law shall be deemed also to refer to such Law, any amendments thereto, any successor provisions thereof, and all rules and regulations promulgated thereunder; and
(i)   the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this LLC Agreement, refer to this LLC Agreement as a whole and not to any particular provision of this LLC Agreement.
ARTICLE II
ORGANIZATION OF THE LIMITED LIABILITY COMPANY
Section 2.1   Formation.   The Company shall continue its existence as a limited liability company subject to the provisions of the Act upon the terms, provisions and conditions set forth in this LLC Agreement.
Section 2.2   Filing.   The Company’s Certificate of Formation was filed with the Secretary of State of the State of Delaware in accordance with the Act. The Members shall execute such further documents (including amendments to such Certificate of Formation) and take such further action as is appropriate to comply with the requirements of Law for the operation of a limited liability company in all states and counties in which the Company may conduct business.
Section 2.3   Name.   The name of the Company is “Utz Brands Holdings, LLC” and all business of the Company shall be conducted in such name or, in the discretion of the Managing Member, under any other name.
Section 2.4   Registered Office: Registered Agent.   The location of the registered office of the Company in the State of Delaware is Registered Agent Solutions, Inc., 9 E. Loockerman Street, Suite 311, Dover, Kent County, Delaware 19901, or at such other place as the Managing Member may select from time to time. The name and address for service of process on the Company in the State of Delaware is Registered Agent Solutions, Inc., 9 E. Loockerman Street, Suite 311, Dover, Kent County, Delaware 19901, or such other qualified Person and address as the Managing Member may designate from time to time.
Section 2.5   Principal Place of Business.   The principal place of business of the Company shall be located in such place as is determined by the Managing Member from time to time.
Section 2.6   Purpose; Powers.   The nature of the business or purposes to be conducted by the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act. The Company shall have the power and authority to take any and all actions and engage in any and all activities necessary, appropriate, desirable, advisable, ancillary or incidental to the accomplishment of the foregoing purpose.
Section 2.7   Term.   The term of the Company commenced on the date of filing of the Certificate of Formation of the Company with the office of the Secretary of State of the State of Delaware in accordance with the Act and shall continue indefinitely. The Company may be dissolved and its affairs wound up only in accordance with Article XI.
Section 2.8   Intent.   It is the intent of the Members that the Company be operated in a manner consistent with its treatment as a “partnership” for U.S. federal and applicable state and local income and franchise tax purposes and that the Company be treated as a continuation of Rice Investments, LP for purposes of Code Section 708. The Company and each Member shall file all tax returns and shall otherwise take all tax, financial and other reporting positions in a manner consistent with such treatment. Neither the Company nor any Member shall take any action inconsistent with the intent of the Parties set forth in this Section 2.8. No election (including an entity classification election for the Company) contrary to the intent of the Parties as set forth in this Section 2.8 shall be made by the Company or any Member, and the Company shall not convert into or merge into (with the Company not being the surviving entity in such merger) an entity treated as a corporation for U.S. federal or applicable state and local income or franchise tax purposes. Notwithstanding anything to the contrary set forth in this Section 2.8, this Section 2.8 shall not prevent the Company from entering into or consummating any transaction which constitutes a Change of Control to the extent such transaction is duly authorized by the Managing Member in accordance with this LLC Agreement, subject to (a) the consent rights set forth in the Investor Rights Agreement (if any, applicable to such transaction) and (b) the rights set forth in the Tax Receivable Agreement, if any, to the extent applicable to such transaction.
ARTICLE III
CLOSING TRANSACTIONS
Section 3.1   Recapitalization.   To effectuate the Recapitalization, upon execution of this LLC Agreement and as of immediately prior to the Effective Time, all Units that were issued and outstanding and held by the Continuing Members immediately prior to the execution of this LLC Agreement, which are set forth next to each Continuing Member’s name on Exhibit A (the “Pre-Closing Units”), are hereby converted into that number of Common Units and Restricted Common Units set forth next to such Continuing Member’s name on Exhibit A hereto under the heading “Post-Recapitalization Units”, and such Common Units and Restricted Common Units are hereby issued and outstanding as of the Effective Time and the holders of such Common Units and Restricted Common Units hereby continue as Members.
Section 3.2   Business Combination Agreement Transactions.    Pursuant to the terms of the Business Combination Agreement and for the consideration set forth in the Business Combination Agreement, as of the Effective Time and immediately following the Recapitalization, (a) PubCo will acquire the Common Units and Restricted Common Units constituting the Exchanged Company Units (as such term is defined in the Business Combination Agreement) as a result of such Continuing Member’s redemption of interests held by PubCo in each Continuing Member, following which (b) the Company will issue to PubCo the Common Units and Restricted Common Units constituting the Issued Company Units (as such term is defined in the Business Combination Agreement), subject to the Company’s receipt of the Contribution Amount (as such term is defined in the Business Combination Agreement), following which (c) PubCo will acquire from the Continuing Members the Common Units and Restricted Common Units constituting the Assigned Company Units (as such term is defined in the Business Combination Agreement), subject to the Continuing Members’ receipt of the Net Cash Consideration (as such term is defined in the Business Combination Agreement). As a result of the foregoing transactions, the total number of Common Units and Restricted Common Units held by the Continuing Members and PubCo as of the Effective Time is set forth next to each such Member’s name on Exhibit A hereto under the headings “Effective Time Common Units” and “Effective Time Restricted Common Units”. The number of shares of Class V Common Stock held by each Continuing Member shall equal the number of Common Units held by such Continuing Member.

ARTICLE IV
OWNERSHIP AND CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS
Section 4.1   Authorized Units; General Provisions with Respect to Units.
(a)   Units.   Subject to the provisions of this LLC Agreement, the Company shall be authorized to issue from time to time such number of Common Units and Equity Securities, as the Managing Member shall determine in accordance with and subject to the restrictions in this Section 4.1 and Section 4.3. Subject to this Section 4.1 and Section 4.3, each authorized Unit may be issued pursuant to such agreements as the Managing Member shall approve, including pursuant to warrants, options, or other rights or property to acquire Units or that may be converted into Units. The Company may reissue any Units that have been repurchased or acquired by the Company; provided that any such issuance, and the admission of any Person as a Member in connection therewith, is otherwise made in accordance with and subject to the restrictions in this LLC Agreement. The Units shall be uncertificated. The Company shall not, and the Managing Member shall not cause the Company to, issue any Units if such issuance would result in the Company having more than 100 partners, within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)); provided that, for such purposes, the Company and the Managing Member shall be entitled to assume that each Continuing Member is treated as a single partner within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), unless otherwise required by applicable Law.
(b)   Outstanding Units.   Each Continuing Member previously was admitted as a Member and shall remain a Member of the Company at the Effective Time. Immediately after the Effective Time, the Units will comprise (i) a single class of Common Units and (ii) a single class of Restricted Common Units. Except as otherwise provided in this LLC Agreement, each outstanding Common Unit shall be identical, and each outstanding Restricted Common Unit shall be identical. The Managing Member’s interest in its capacity as such shall be a non-economic interest in the Company, which does not entitle the Managing Member, solely in its capacity as such, to any Common Units, Ordinary Distributions or Tax Distributions.
(c)   Schedule of Members.   The Company shall maintain a schedule, appended hereto as Exhibit A (as updated and amended from time to time in accordance with the terms of this LLC Agreement and current as of the date set forth therein), which shall include: (i) the name and address of each Member; (ii) the aggregate number of and type of Units issued and outstanding and held by each Member; and (iii) each Member’s Capital Contributions following the Effective Time.
(d)   Restricted Common Units.   Each Restricted Common Unit will be held in accordance with this LLC Agreement unless and until an applicable Vesting Event occurs with respect to such Restricted Common Unit. Upon the occurrence of a Vesting Event, on the Conversion Date, those Restricted Common Units to which such Vesting Event relates will be immediately converted into an equal number of Common Units, with all rights and privileges of a Common Unit under this LLC Agreement from and after the Conversion Date. For the avoidance of doubt, (i) upon the occurrence of a First Tier Vesting Event, if ever, 50% of each of the Continuing Members’ and PubCo’s Restricted Common Units issued and outstanding as of the date of such occurrence will vest, become entitled to receive the Distribution Catch-Up Payment with respect to such Restricted Common Units and convert immediately into an equal number of Common Units, (ii) upon the occurrence of a Second Tier Vesting Event, if ever, the remaining 50% of each of the Continuing Members’ and PubCo’s Restricted Common Units issued and outstanding as of the date of the occurrence of a First Tier Vesting Event (after giving effect to any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise)) will vest, become entitled to receive the Distribution Catch-Up Payment with respect to such Restricted Common Units and convert immediately into an equal number of Common Units (such that following the occurrence of a Second Tier Vesting Event no Restricted Common Units remain outstanding), and (iii) upon the occurrence of a Continuing Member COC or Sponsor COC, 100% of each of the Continuing Members’ and/or PubCo’s, as applicable, Restricted Common Units then outstanding, respectively, will vest, become entitled to receive the Distribution Catch-Up Payment with respect to such Restricted Common Units and convert immediately into an equal number of Common Units (such that following the occurrence of a Continuing Member COC, no Continuing Member will hold any Restricted Common Units and following the occurrence of a Sponsor COC, PubCo will not hold any

Restricted Common Units). If a First Tier Vesting Event has not occurred at the time of the occurrence of a Second Tier Vesting Event, such First Tier Vesting Event shall also occur upon the occurrence of the Second Tier Vesting Event, such that all of the then outstanding Restricted Common Units shall vest in accordance with the immediately preceding sentence. Notwithstanding anything to the contrary contained in this LLC Agreement, if, upon the occurrence of a Vesting Event, a filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) for the immediate conversion of any Restricted Common Unit into an equal number of Common Units, then the Conversion Date with respect to all Restricted Common Units which would convert into an equal number of Common Units resulting from such Vesting Event shall be delayed until the earlier of (i) such time as the required filing under the HSR Act has been made and the waiting period applicable to such conversion under the HSR Act shall have expired or been terminated or (ii) such filing is no longer required, at which time such conversion shall automatically occur without any further action by the holders of any such Restricted Common Unit. Each of the Continuing Members and PubCo agree to promptly take all actions required to make such filing under the HSR Act and the filing fee for such filing shall be paid by the Company. On the Conversion Date with respect to any Restricted Common Unit held by a Continuing Member, PubCo shall issue, for each Restricted Common Unit which has converted to a Common Unit under this LLC Agreement, one share of Class V Common Stock to such Continuing Member. For the avoidance of doubt, in the event of a subdivision or combination referred to in Section 4.1(i)(i) or Section 4(i)(ii), the number of shares of Class V Common Stock to which a Continuing Member shall be entitled upon vesting of its Restricted Common Units shall equal the number of Restricted Common Units held by the Continuing Members as a result of such subdivision or combination that have converted into Common Units. PubCo hereby agrees to reserve for issuance at all times an adequate number of shares of Class V Common Stock to permit the issuance of all Class V Common Stock assuming all of the Continuing Members’ Restricted Common Units vest under this LLC Agreement. To the extent that, on or before the tenth (10th) anniversary of the Effective Time, a Vesting Event has not occurred with respect to a Restricted Common Unit, and a Restricted Common Unit has not vested and converted into a Common Unit under this LLC Agreement, then immediately and without any further action under this LLC Agreement, on the date that is the tenth (10th) anniversary of the Effective Time, all such Restricted Common Units outstanding under this LLC Agreement shall be canceled and extinguished for no consideration.
(e)   New PubCo Issuances.
(i)   Subject to Section 4.6 and Section 4.1(e)(ii), if, at any time after the Effective Time, PubCo issues shares of its Class A Common Stock or any other Equity Security of PubCo (other than shares of Class V Common Stock), (x) the Company shall concurrently issue to PubCo an equal number of Common Units (if PubCo issues shares of Class A Common Stock), or an equal number of such other Equity Security of the Company corresponding to the Equity Securities issued by PubCo (if PubCo issues Equity Securities other than Class A Common Stock), and with the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo so issued and (y) PubCo shall concurrently contribute to the Company the net proceeds or other property received by PubCo, if any, for such share of Class A Common Stock or other Equity Security, subject to the second proviso in Section 7.8.
(ii)   Notwithstanding anything to the contrary contained in Section 4.1(e)(i) or Section 4.1(e)(iii), this Section 4.1(e) shall not apply to (x) the issuance and distribution to holders of shares of PubCo Common Stock of rights to purchase Equity Securities of PubCo under a “poison pill” or similar shareholder rights plan (and upon exchange of Common Units for Class A Common Stock, such Class A Common Stock will be issued together with a corresponding right under such plan) or (y) the issuance under PubCo’s employee benefit plans of any warrants, options, stock appreciation right, restricted stock, restricted stock units, performance based award or other rights to acquire Equity Securities of PubCo or rights or property that may be converted into or settled in Equity Securities of PubCo, but shall in each of the foregoing cases apply to the issuance of Equity Securities of PubCo in connection with the exercise or settlement of such warrants, options, stock appreciation right, restricted stock units, performance based awards or the vesting of restricted stock (including as set forth in clause (iii) below, as applicable).
(iii)   In the event any outstanding Equity Security of PubCo is exercised or otherwise converted and, as a result, any shares of Class A Common Stock or other Equity Securities of PubCo are issued

(including as a result of the exercise of PubCo Warrants), (x) the corresponding Equity Security outstanding at the Company, if any, shall be similarly exercised or otherwise converted, if applicable, (y) an equivalent number of Common Units or equivalent Equity Securities of the Company shall be issued to PubCo as required by the first sentence of Section 4.1(e)(i), and (z) PubCo shall concurrently contribute to the Company the net proceeds received by PubCo from any such exercise or conversion, subject to the second proviso in Section 7.8.
(f)   PubCo Debt Issuance.   If at any time PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) issues Debt Securities, PubCo or such Subsidiary shall transfer to the Company the net proceeds received by PubCo or such Subsidiary, as applicable, in exchange for such Debt Securities in a manner that directly or indirectly burdens the Company with the repayment of the Debt Securities, subject to the second proviso in Section 7.8.
(g)   New Company Issuances.   Except pursuant to Section 4.6, (x) the Company may not issue any additional Units to PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) unless (i) substantially simultaneously therewith PubCo or such Subsidiary issues or transfers an equal number of newly-issued shares of Class A Common Stock (or relevant Equity Security of such Subsidiary) to another Person or Persons, and (ii) such issuance is in accordance with Section 4.1(e), and (y) the Company may not issue any other Equity Securities of the Company to PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) unless (i) substantially simultaneously therewith PubCo or such Subsidiary issues or transfers, to another Person, an equal number of newly-issued shares of Equity Securities of PubCo or such Subsidiary with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company, and (ii) such issuance is in accordance with Section 4.1(e).
(h)   Repurchases and Redemptions.
(i)   PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) may redeem, repurchase or otherwise acquire (A) shares of Class A Common Stock pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) and substantially simultaneously therewith the Company redeems, repurchases or otherwise acquires from PubCo or such Subsidiary an equal number of Common Units for the same price per security, if any, or (B) any other Equity Securities of PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) and substantially simultaneously therewith the Company redeems, repurchases or otherwise acquires from PubCo or such Subsidiary an equal number of the corresponding class or series of Equity Securities of the Company with the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo or such Subsidiary for the same price per security, if any.
(ii)   The Company may not redeem, repurchase or otherwise acquire (x) any Common Units from PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously PubCo or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) an equal number of shares of Class A Common Stock for the same price per security from holders thereof or (y) any other Equity Securities of the Company from PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously PubCo or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) for the same price per security an equal number of Equity Securities of PubCo (or such Subsidiary) of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo or such Subsidiary.
(iii)   Notwithstanding the foregoing clauses (i) and (ii), to the extent that any consideration payable by PubCo in connection with the redemption, repurchase or acquisition of any shares of Class A Common Stock or other Equity Securities of PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) consists (in whole or in part) of shares of Class A Common Stock or such other Equity Securities (including in connection with the cashless exercise of an option or warrant (or other convertible right or security) other than under PubCo’s employee benefit plans for which there is no corresponding Common Units or other Equity Securities of the Company, then the redemption, repurchase or acquisition of the corresponding Common Units or other Equity Securities of the Company shall be effectuated in an equivalent manner.
(i)   Equity Subdivisions and Combinations.
(i)   The Company shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Units unless accompanied by an identical subdivision or combination, as applicable, of the outstanding PubCo Common Stock or other related class or series of Equity Security of PubCo, with corresponding changes made with respect to any other exchangeable or convertible Equity Securities of the Company and PubCo.
(ii)   Except in accordance with Section 4.6(c), PubCo shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding PubCo Common Stock or any other class or series of Equity Security of PubCo, unless accompanied by an identical subdivision or combination, as applicable, of the outstanding Units or other related class or series of Equity Security of the Company, with corresponding changes made with respect to any applicable exchangeable or convertible Equity Securities of the Company and PubCo.
(j)   General Authority.   For the avoidance of doubt, but subject to Sections 4.1(a), (d), (e), (g), (h) and (i) and Section 4.3, the Company and PubCo (including in its capacity as the Managing Member of the Company) shall be permitted to undertake all actions, including an issuance, redemption, reclassification, distribution, division or recapitalization, with respect to the Common Units or Restricted Common Units, as applicable, to maintain at all times a one-to-one ratio between (i) the number of Common Units owned by PubCo, directly or indirectly, and the number of outstanding shares of Class A Common Stock, (ii) the number of Restricted Common Units owned by PubCo, directly or indirectly, and the number of outstanding shares of Class B Common Stock issued by PubCo, and (iii) the number of outstanding shares of Class V Common Stock held by any Person (other than PubCo) and the number of Common Units held by such Person disregarding, for purposes of maintaining the one-to-one ratios in clauses (i) and (ii), (A) options, rights or securities of PubCo issued under any plan involving the issuance of any Equity Securities that are convertible into or exercisable or exchangeable for Class A Common Stock, (B) treasury stock, or (C) preferred stock or other debt or equity securities (including warrants, options or rights) issued by PubCo that are convertible or into or exercisable or exchangeable for Class A Common Stock (but in each case prior to such conversion or exchange).
Section 4.2   Capital Contributions.   Except as otherwise set forth in this LLC Agreement, no Member shall be required to make additional Capital Contributions to the Company.
Section 4.3   Issuance of Additional Units.   Subject to the terms and conditions of this LLC Agreement (including Section 4.1 and this Section 4.3), the Managing Member shall have the right to authorize and cause the Company to issue on such terms (including price) as may be determined by the Managing Member (a) additional Common Units or Equity Securities in the Company having such rights, preferences and privileges as determined by the Managing Member, which rights, preferences and privileges may be senior to the Units, and (b) obligations, evidences of Indebtedness or other securities or interests convertible or exchangeable for Units or other Equity Securities in the Company; provided that at any time following the date hereof, in each case the Company shall not issue Equity Securities in the Company to any Person other than PubCo or then-existing Members unless such Person shall have executed a counterpart to this LLC Agreement and all other documents, agreements or instruments deemed necessary or desirable as determined in good faith by the Managing Member. Upon any such issuance and execution, (a) such Person shall be admitted as a Member of the Company, and (b) the Managing Member shall update the Company’s books and records and amend Exhibit A to reflect such issuance. Subject to Section 4.1, this Section 4.3 and Section 12.1, the Managing Member is hereby authorized to amend this LLC Agreement to set forth the designations, preferences, rights, powers and duties of such additional Common Units or other Equity Securities in the Company authorized or issued pursuant to this Section 4.3.

Section 4.4   Capital Accounts.   A Capital Account shall be maintained by the Managing Member for each Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and, to the extent consistent with such regulations, the other provisions of this LLC Agreement. Each Member’s Capital Account balance as of the Effective Time shall be equal to the amount of its respective Closing Date Capital Account Balance set forth opposite such Member’s name on Exhibit A. Thereafter, each Member’s Capital Account shall be (a) increased by (i) allocations to such Member of Profits pursuant to Section 5.1 and any other items of income or gain allocated to such Member pursuant to Section 5.2, (ii) the amount of cash or the initial Gross Asset Value of any asset (net of any Liabilities assumed by the Company and any Liabilities to which the asset is subject) contributed to the Company by such Member, and (iii) any other increases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv), and (b) decreased by (i) allocations to such Member of Losses pursuant to Section 5.1 and any other items of deduction or loss allocated to such Member pursuant to the provisions of Section 5.2, (ii) the amount of any cash or the Gross Asset Value of any asset (net of any Liabilities assumed by the Member and any Liabilities to which the asset is subject) distributed to such Member, and (iii) any other decreases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv). Upon the conversion of any Restricted Common Units into Common Units upon a Vesting Event, the parties intend that the allocations and capital maintenance rules shall be governed under Treasury Regulations Section 1.704-3 with adjustments being made in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s) and consistent with the principles of Section 704(c) of the Code and the Treasury Regulations thereunder in order to effectuate the Members’ agreed upon economic sharing of items within the Company. In the event of a Transfer of Units made in accordance with this LLC Agreement (including a deemed Transfer for U.S. federal income tax purposes as described in Section 4.6(i), the Capital Account of the Transferor that is attributable to the Transferred Units shall carry over to the Transferee Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv)(l). This Section 4.4 and other provisions of this LLC Agreement relating to the maintenance of Capital Accounts are intended to comply with the Treasury Regulations promulgated under Code Section 704(b), including Treasury Regulation Section 1.704-1(b)(2)(iv), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In determining the amount of any Liability for purposes of calculating Capital Accounts, there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and Treasury Regulations. The Members’ Capital Accounts will normally be adjusted on an annual or other periodic basis as determined by the Managing Member, but the Capital Accounts may be adjusted more often if a new Member is admitted to the Company or if circumstances otherwise make it advisable in the judgment of the Managing Member.
Section 4.5   Other Matters Regarding Capital Contributions.
(a)   The Company shall not be obligated to repay any Capital Contributions of any Member. Under circumstances requiring a return of any Capital Contributions, no Member has the right to receive property other than cash.
(b)   No Member shall receive any interest, salary, compensation or reimbursement with respect to its Capital Contributions or its Capital Account, or for services rendered or expenses incurred on behalf of the Company or otherwise in its capacity as a Member, except as otherwise provided in Section 7.8 or other provisions of this LLC Agreement.
(c)   A Member shall not be required to restore a deficit balance in such Member’s Capital Account, to lend any funds to the Company or, except as otherwise set forth in this LLC Agreement, to make any additional contributions or payments to the Company.
Section 4.6   Exchange of Common Units.
(a)   Exchange Procedures.
(i)   Upon the terms and subject to the conditions set forth in this Section 4.6, after the expiration of the Lock-Up Period (as defined in the Investor Rights Agreement), the Exchanging Members shall collectively be entitled to cause the Company to effect an Exchange up to two (2) times per calendar quarter (and no more frequently), in each case with respect to a number of Common Units at least equal to or exceeding the Minimum Exchange Amount, by delivering an Exchange Notice to the Company, with a copy to PubCo. Each Exchange Notice shall be in the form set forth on Exhibit B and shall include all information required to be included therein. In the event that an Exchange is being exercised in order to participate in a Piggyback Registration (as such term is defined in the Investor Rights Agreement), the Exchange Notice Date shall be prior to the expiration of the time period in which a holder of securities is required to notify PubCo that it wishes to participate in such Piggyback Registration in accordance with Section 3.2 of the Investor Rights Agreement.
(ii)   Within three (3) Business Days of the giving of an Exchange Notice, the Managing Member may elect to settle all or a portion of the Exchange in cash in an amount equal to the Cash Exchange Payment (in lieu of shares of Class A Common Stock), exercisable by giving written notice of such election to the Exchanging Member within such three (3) Business Day period (such notice, the “Cash Exchange Notice”). The Cash Exchange Notice shall set forth the portion of the Common Units subject to the Exchange which will be exchanged for cash in lieu of Class A Common Stock. To the extent such Exchange relates to the exercise of the Exchanging Member’s registration rights under Section 3.1 of the Investor Rights Agreement, PubCo and the Company will cooperate in good faith with such Exchanging Member to exercise such Exchange in a manner which preserves such Exchanging Member’s rights thereunder. At any time following the giving of a Cash Exchange Notice and prior to the Exchange Date, the Managing Member may elect (exercisable by giving written notice of such election to the Exchanging Member) to revoke the Cash Exchange Notice with respect to all or any portion of the Exchanged Units and make the Stock Exchange Payment with respect to any such Exchanged Units on the Exchange Date.
(iii)   In the event the Managing Member does not timely give a Cash Exchange Notice (or revokes a Cash Exchange Notice in accordance with the foregoing clause (ii)), the Exchanging Member may, if and only if any Exchange Condition exists, elect to (x) retract its Exchange Notice or (y) delay the consummation of an Exchange, in each case, exercisable by giving written notice of such election to the Managing Member within two (2) Business Days of the occurrence of an Exchange Condition and in any event no later than (1) Business Day prior to the Exchange Date (such notice under clause (y), an “Exchange Delay Notice”); provided that any such notice must specify the particular Exchange Condition giving rise to such election. The giving of any notice pursuant to clause (x) shall terminate all of the Exchanging Member’s, the Managing Member’s and Company’s rights and obligations under this Section 4.6 arising from such retracted Exchange Notice, but shall not count against the maximum number of Exchanges that an Exchanging Member may effect in a calendar quarter.
(iv)   In the event of a Continuing Member COC, the Managing Member may elect, pursuant to a written notice given to the Members (other than PubCo) at least thirty (30) days prior to the consummation of a Continuing Member COC (a “COC Notice”), to require each such Member to effect an Exchange with respect to any portion of such Member’s Common Units (together with the surrender and cancellation of the corresponding number of outstanding shares of Class V Common Stock held by such Member), taking into account the conversion of such Member’s Restricted Common Units into Common Units as a result of any such Continuing Member COC (any such exchange, a “COC Exchange”) which shall be effective immediately prior to the consummation of the Continuing Member COC (but such Exchange shall be conditioned on the consummation of such Continuing Member COC, and shall not be effective if such Continuing Member COC is not consummated) (the “COC Exchange Date”). In connection with a COC Exchange, such Exchange shall be settled (including, if PubCo elects by delivery of a COC Notice, directly by PubCo) (x) with the Stock Exchange Payment with respect to the Common Units subject to the COC Exchange or (y) in cash or property, so long as in each case each such Member receives the identical consideration, on a per Unit basis, that the holder of a share of Class A Common Stock would receive in connection with such Continuing Member COC. Notwithstanding anything in this Section 4.6(a)(iv) to the contrary, the Managing Member cannot elect to require any Member to effect a COC Exchange unless such Member receives, pursuant to such COC Exchange (including in connection with the consummation of such Continuing Member COC), (x) consideration consisting entirely of (A) cash, (B) Equity Securities that (I) are listed on a National Securities Exchange within sixty (60) days of the consummation of such Continuing Member COC and (II) can be resold without registration or within sixty (60) days of the consummation of such Continuing Member COC are registered for resale on a shelf registration statement under the Securities Act (the Equity Securities referred to in this clause (B), the “Liquid Securities”), or (C) a combination of cash and Liquid Securities, or (y) consideration that includes cash and Liquid Securities, the sum of such cash plus the fair market value of such Liquid Securities is at least equal to the income taxes incurred by such Member in connection with such COC Exchange (including in connection with the consummation of such Continuing Member COC), determined on a “with and without” basis.
(v)   Restricted Common Units are not permitted to be treated as Exchanged Units under this LLC Agreement, and in no event shall the Company or PubCo effect an Exchange of a Restricted Common Unit unless and until a Vesting Event and Conversion Date has occurred with respect to such Restricted Common Unit and it has been converted to a Common Unit in accordance with the terms hereof.
(vi)   For purposes of this Section 4.6 (and defined terms and provisions related thereto), all decisions, determinations, elections and other actions to be taken by the Managing Member or PubCo shall require the approval of the Disinterested Majority.
(b)   Exchange Payment.   The Exchange shall be consummated on the Exchange Date. Unless PubCo has exercised its PubCo Call Right pursuant to Section 4.6(f), on the Exchange Date (to be effective immediately prior to the close of business on the Exchange Date) (i) PubCo shall contribute to the Company for delivery to the Exchanging Member (x) the Stock Exchange Payment with respect to any Exchanged Units not subject to a Cash Exchange Notice and (y) the Cash Exchange Payment with respect to any Exchanged Units subject to a Cash Exchange Notice, (ii) the Exchanging Member shall transfer and surrender the Exchanged Units to the Company, free and clear of all liens and encumbrances, (iii) the Company shall issue to PubCo a number of Common Units equal to the number of Common Units surrendered pursuant to clause (ii), (iv) solely to the extent necessary in connection with an Exchange, PubCo shall undertake all actions, including an issuance, reclassification, distribution, division or recapitalization, with respect to the Class A Common Stock to maintain a one-to-one ratio between the number of Common Units owned by PubCo, directly or indirectly, and the number of outstanding shares of Class A Common Stock, taking into account the issuance in clause (iii), any Stock Exchange Payment, and any other action taken in connection with this Section 4.6, (v) the Company shall (x) cancel the redeemed Common Units which were Exchanged Units held by the Exchanging Member and (y) transfer to the Exchanging Member the Cash Exchange Payment and/or the Stock Exchange Payment, as applicable, and (vi) PubCo shall cancel the surrendered shares of Class V Common Stock. On or prior to the Exchange Date, and as a condition to the Exchange, the Exchanging Member shall make any applicable Certificate Delivery. Upon the Exchange of all of a Member’s Units, such Member shall cease to be a Member of the Company.
(c)   Splits, Distributions and Reclassifications.   If there is any reclassification, reorganization, recapitalization or other similar transaction in which the shares of Class A Common Stock are converted or changed into another security, securities or other property, this Section 4.6 shall continue to be applicable, mutatis mutandis, with respect to such security or other property. This Section 4.6(c) is intended to preserve the intended economic effect of Section 4.1 and this Section 4.6 and to put each Member in the same economic position, to the greatest extent possible, with respect to Exchanges as if such reclassification, reorganization, recapitalization or other similar transaction had not occurred and shall be interpreted in a manner consistent with such intent.
(d)   PubCo Covenants.   PubCo shall at all times keep available, solely for the purpose of issuance upon an Exchange, out of its authorized but unissued shares of Class A Common Stock, such number of shares of Class A Common Stock that shall be issuable upon the Exchange of all outstanding Common Units and Restricted Common Units (other than those Common Units and Restricted Common Units held by PubCo or any Subsidiary of PubCo); provided that nothing contained in this LLC Agreement shall be construed to preclude PubCo from satisfying its obligations with respect to an Exchange by delivery of a Cash Exchange Payment or shares of Class A Common Stock that are held in treasury of PubCo. PubCo covenants that all shares of Class A Common Stock that shall be issued upon an Exchange shall, upon issuance thereof, be validly issued, fully paid and non-assessable, free and clear of all liens and encumbrances. In addition, for so long as the shares of Class A Common Stock are listed on a stock exchange or automated or electronic quotation system, PubCo shall cause all shares of Class A Common Stock issued upon an Exchange to be listed on such stock exchange or automated or electronic quotation system at the time of such issuance. For purposes of this Section 4.6(d), references to the “Class A Common Stock” shall be deemed to include any Equity Securities issued or issuable as a result of any reclassification, combination, subdivision or similar transaction of the Class A Common Stock that any Member would be entitled to receive pursuant to Section 4.6(c).
(e)   Exchange Taxes.   The issuance of shares of Class A Common Stock upon an Exchange shall be made without charge to the Exchanging Member for any stamp or other similar tax in respect of such issuance; provided, however, that if any such shares of Class A Common Stock are to be issued in a name other than that of the Exchanging Member (subject to the restrictions in Article IX), then the Person or Persons in whose name the shares are to be issued shall pay to PubCo the amount of any additional tax that may be payable in respect of any Transfer involved in such issuance in excess of the amount otherwise due if such shares were issued in the name of the Exchanging Member or shall establish to the satisfaction of PubCo that such additional tax has been paid or is not payable.
(f)   PubCo Call Rights.   Notwithstanding anything to the contrary contained in this Section 4.6, with respect to any Exchange Notice or COC Notice, an Exchanging Member shall be deemed to have offered to sell its Exchanged Units as described in any Exchange Notice directly to PubCo (rather than to the Company), and PubCo may, by delivery of a written notice to the Exchanging Member no later than three (3) Business Days following the giving of an Exchange Notice, in accordance with, and subject to the terms of, this Section 4.6(f) (such notice, a “PubCo Call Notice”), elect to purchase directly and acquire such Exchanged Units on the Exchange Date by paying to the Exchanging Member (or such other Person specified in the Exchange Notice) the Stock Exchange Payment and/or the Cash Exchange Payment, whereupon PubCo shall acquire the Exchanged Units on the Exchange Date and be treated for all purposes of this LLC Agreement as the owner of such Common Units. Except as otherwise provided in this Section 4.6(f), an exercise of the PubCo Call Right shall be consummated pursuant to the same timeframe and in the same manner as the relevant Exchange would have been consummated if PubCo had not given a PubCo Call Notice, in each case as relevant, including that Section 4.6(a)(ii) shall apply mutatis mutandis and that clauses (iv) and (vi) of Section 4.6(b) shall apply (notwithstanding that the other clauses thereof do not apply).
(g)    Distribution Rights.   No Exchange shall impair the right of the Exchanging Member to receive any distributions payable on the Common Units redeemed pursuant to such Exchange in respect of a record date that occurs prior to the Exchange Date for such Exchange. No Exchanging Member, or a Person designated by an Exchanging Member to receive shares of Class A Common Stock, shall be entitled to receive, with respect to such record date, distributions or dividends both on Common Units redeemed by the Company from such Exchanging Member and on shares of Class A Common Stock received by such Exchanging Member, or other Person so designated, if applicable, in such Exchange.
(h)   Exchange Restrictions.   The Managing Member may impose additional limitations and restrictions on Exchanges (including limiting Exchanges or creating priority procedures for Exchanges) to the extent it reasonably determines in good faith that such limitations and restrictions are necessary to avoid the Company being classified as a “publicly traded partnership” within the meaning of Section 7704 of the Code; provided that, for such purposes, the Company and the Managing Member shall assume that each Continuing Member is treated as a single partner within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), unless otherwise required by applicable Law.
(i)   Tax Matters.   In connection with any Exchange or COC Notice, the Exchanging Member shall deliver to PubCo or the Company, as applicable, a certificate, dated as of the Exchange Date and sworn under penalties of perjury, in a form reasonably acceptable to PubCo or the Company, as applicable, certifying as to such Exchanging Member’s taxpayer identification number and that such Exchanging Member is a not a foreign person for purposes of Section 1445 and Section 1446(f) of the Code (which certificate may be an Internal Revenue Service Form W-9 if then sufficient for such purposes under applicable Law). For U.S. federal and applicable state and local income tax purposes, each of the Exchanging Member, the Company and PubCo agree to treat each Exchange as a sale by the Exchanging Member of the Exchanging Member’s Common Units (together with an equal number of shares of Class V Common Stock, which shares shall not be allocated any economic value) to PubCo in exchange for the payment by PubCo of the Stock Exchange Payment, the Cash Exchange Payment, or other applicable consideration to the Exchanging Member.

(j)   Representations and Warranties.   In connection with any Exchange or exercise of a PubCo Call Right, upon the acceptance of the Class A Common Stock or an amount of cash equal to the Cash Exchange Payment, the Exchanging Member shall represent and warrant that the Exchanging Member is the owner of the number of Common Units the Exchanging Member is electing to Exchange and that such Common Units are not subject to any liens or restrictions on transfer (other than restrictions imposed by this LLC Agreement, the charter and governing documents of PubCo and applicable Law).
Section 4.7   Representations and Warranties of the Members.   Unless otherwise set forth in a written agreement between the Company and a Member (including the Business Combination Agreement), each Member who acquires Units after the Effective Time severally (and not jointly) represents and warrants to the Company and each other Member as of the date of such Member’s admittance to the Company and as of each subsequent date that such Member acquires any additional Units (other than, in the case of acquisition of additional Units, Section 4.7(b) to the extent any conflict under Section 4.7(b) is related to the occurrence of a Change of Control resulting from such acquisition) that:
(a)   Organization; Authority.
(i)   To the extent it is not a natural person, (x) it is duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation, and if required by Law is duly qualified to conduct business and is in good standing in the jurisdiction of its principal place of business (if not formed in such jurisdiction), and (y) has full corporate, limited liability company, partnership, trust or other applicable power and authority to execute and deliver this LLC Agreement and to perform its obligations under this LLC Agreement and all necessary actions by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries or other Persons necessary for the due authorization, execution, delivery and performance of this LLC Agreement by that Member have been duly taken.
(ii)   It has duly executed and delivered this LLC Agreement, and this LLC Agreement is enforceable against such Member in accordance with its terms, subject to bankruptcy, moratorium, insolvency and other Laws generally affecting creditors’ rights and general principles of equity (whether applied in a proceeding in a court of law or equity).
(b)   Non-Contravention.
(i)   Its authorization, execution, delivery, and performance of this LLC Agreement does not breach or conflict with or constitute a default under (x) such Member’s charter or other governing documents to the extent it is not a natural person, (y) any material obligation under any other material agreement to which that Member is a party or by which it is bound or (z) applicable Law.
(ii)   No governmental, administrative or other material third party consents or approvals are required or necessary on the part of it in connection with its admittance as a Member or its ownership of its Units.
(c)   Due Inquiry.
(i)   It has had, prior to the execution and delivery of this LLC Agreement, the opportunity to ask questions of and receive answers from representatives of the Company concerning an investment in the Company, as well as the finances, operations, business and prospects of the Company, and the opportunity to obtain additional information to verify the accuracy of all information so obtained, and received all such information about the Company and the Units as it has requested.
(ii)   In determining whether to enter into this LLC Agreement in respect of its Units, it has relied solely on its own knowledge and understanding of the Company and its business based upon its own due diligence investigation and the information furnished pursuant to this clause (c) and it has not relied on any other representations or information in making its investment decision, whether written or oral, relating to the Company, its operations and/or prospects;
(d)   Purpose of Investment.   It is acquiring and holding its Units solely for investment purposes, for its own account and not for the account or benefit of any other Person and not with a view towards the distribution or dissemination thereof, did not decide to enter into this LLC Agreement as a result of any general solicitation or general advertising within the meaning of Rule 502 of Regulation D under the Securities Act, and acknowledges and understands that no United States federal or state agency has passed upon or made any recommendation or endorsement of the offering of any Units;
(e)   Transfer Restrictions.   It understands the Units are being Transferred in a transaction not involving a public offering within the meaning of the Securities Act and the Units will comprise “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act which shall not be sold, pledged, hypothecated or otherwise Transferred except in accordance with the terms of this LLC Agreement and applicable Law. It agrees that, if in the future it decides to offer, resell, pledge or otherwise Transfer any portion of its Units, such Units may be offered, resold, pledged or otherwise Transferred only pursuant to an effective Registration Statement under the Securities Act or an applicable exemption from registration and/or qualification under the Securities Act and applicable state securities Laws, and as a condition precedent to any such Transfer, it may be required to deliver to the Company an opinion of counsel satisfactory to the Company, and agrees, absent registration or an exemption with respect to its Units, not to resell any such Units.
(f)   Investor Status.   It (i) has adequate means of providing for its current needs and possible contingencies, is able to bear the economic risks of its investment for an indefinite period of time and has a sufficient net worth to sustain a loss of its entire investment in the Company in the event such loss should occur, (ii) is sophisticated in financial matters and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Company, (iii) is, or is controlled by, an “accredited investor,” as that term is defined in Rule 501(a) of Regulation D, promulgated under the Securities Act, and acknowledges the issuance of Units under this LLC Agreement is being made in reliance on a private placement exemption to “accredited investors” within the meaning of Section 501(a) of Regulation D under the Securities Act or similar exemptions under federal and state Law, and (iv) is treated as a single partner within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)).
ARTICLE V
ALLOCATIONS OF PROFITS AND LOSSES
Section 5.1   Profits and Losses.   After giving effect to the allocations under Section 5.2 and subject to Section 5.2 and Section 5.4, Profits and Losses (and, to the extent reasonably determined by the Managing Member to be necessary and appropriate to achieve the resulting Capital Account balances described below, any allocable items of income, gain, loss, deduction or credit includable in the computation of Profits and Losses) for each Taxable Year or other taxable period shall be allocated among the Members during such Taxable Year or other taxable period in a manner such that, after giving effect to all distributions through the end of such Taxable Year or other taxable period, the Capital Account balance of each Member, immediately after making such allocation, is, as nearly as possible, equal to (a) the amount such Member would receive pursuant to Section 11.3(b)(iii) if all assets of the Company on hand at the end of such Taxable Year or other taxable period were sold for cash equal to their Gross Asset Values, all liabilities of the Company were satisfied in cash in accordance with their terms (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), and all remaining or resulting cash was distributed, in accordance with Section 11.3(b)(iii), to the Members immediately after making such allocation, minus (b) such Member’s share of Company Minimum Gain and Member Minimum Gain, computed immediately prior to the hypothetical sale of assets, and the amount any such Member is treated as obligated to contribute to the Company, computed immediately after the hypothetical sale of assets.
Section 5.2   Special Allocations.
(a)   Nonrecourse Deductions for any Taxable Year or other taxable period shall be specially allocated to the Members on a pro rata basis in accordance with the number of Common Units owned by each Member. The amount of Nonrecourse Deductions for a Taxable Year or other taxable period shall equal the excess, if any, of the net increase, if any, in the amount of Company Minimum Gain during that Taxable Year or other taxable period over the aggregate amount of any distributions during that Taxable Year or other taxable period of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined in accordance with the provisions of Treasury Regulations Section 1.704-2(d).
(b)   Any Member Nonrecourse Deductions for any Taxable Year or other taxable period shall be specially allocated to the Member who bears economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i). If more than one (1) Member bears the economic risk of loss for such Member Nonrecourse Debt, the Member Nonrecourse Deductions attributable to such Member Nonrecourse Debt shall be allocated among the Members according to the ratio in which they bear the economic risk of loss. This Section 5.2(b) is intended to comply with the provisions of Treasury Regulations Section 1.704-2(i) and shall be interpreted consistently therewith.
(c)   Notwithstanding any other provision of this LLC Agreement to the contrary, if there is a net decrease in Company Minimum Gain during any Taxable Year or other taxable period (or if there was a net decrease in Company Minimum Gain for a prior Taxable Year or other taxable period and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 5.2(c)), each Member shall be specially allocated items of Company income and gain for such Taxable Year or other taxable period in an amount equal to such Member’s share of the net decrease in Company Minimum Gain during such year (as determined pursuant to Treasury Regulations Section 1.704-2(g)(2)). This Section 5.2(c) is intended to constitute a minimum gain chargeback under Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.
(d)   Notwithstanding any other provision of this LLC Agreement except Section 5.2(c), if there is a net decrease in Member Minimum Gain during any Taxable Year or other taxable period (or if there was a net decrease in Member Minimum Gain for a prior Taxable Year or other taxable period and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 5.2(d)), each Member shall be specially allocated items of Company income and gain for such year in an amount equal to such Member’s share of the net decrease in Member Minimum Gain (as determined pursuant to Treasury Regulations Section 1.704-2(i)(4)). This section is intended to constitute a partner nonrecourse debt minimum gain chargeback under Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.
(e)   Notwithstanding any provision hereof to the contrary except Section 5.2(a) and Section 5.2(b), no Losses or other items of loss or expense shall be allocated to any Member to the extent that such allocation would cause such Member to have an Adjusted Capital Account Deficit (or increase any existing Adjusted Capital Account Deficit) at the end of such Taxable Year or other taxable period. All Losses and other items of loss and expense in excess of the limitation set forth in this Section 5.2(e) shall be allocated to the Members who do not have an Adjusted Capital Account Deficit in proportion to their relative positive Capital Accounts but only to the extent that such Losses and other items of loss and expense do not cause any such Member to have an Adjusted Capital Account Deficit.
(f)   Notwithstanding any provision hereof to the contrary except Section 5.2(c) and Section 5.2(d), in the event any Member unexpectedly receives any adjustment, allocation or distribution described in paragraph (4), (5) or (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), items of income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain for the Taxable Year or other taxable period) shall be specially allocated to such Member in an amount and manner sufficient to eliminate any Adjusted Capital Account Deficit of that Member as quickly as possible; provided that an allocation pursuant to this Section 5.2(f) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Section 5.1 and Section 5.2 have been tentatively made as if this Section 5.2(f) were not in this LLC Agreement. This Section 5.2(f) is intended to constitute a qualified income offset under Treasury Regulations Section 1.704-1(b)(2)(ii) and shall be interpreted consistently therewith.
(g)   If any Member has a deficit balance in its Capital Account at the end of any Taxable Year or other taxable period that is in excess of the amount that the Member is deemed to be obligated to restore pursuant to the penultimate sentence of Treasury Regulations Sections 1.704-2(g)(1) and (i)(5), that Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 5.2(g) shall be made only if and to the extent that such Member would have a deficit balance in its Capital Account in excess of such sum after all other allocations provided for in Section 5.1 and Section 5.2 have been made as if Section 5.2(f) and this Section 5.2(g) were not in this LLC Agreement.
(h)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to any Member in complete liquidation of such Member’s Units in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such item of gain or loss shall be allocated to the Members in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) if such section applies or to the Member to whom such distribution was made if Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.
(i)   Notwithstanding anything to the contrary contained in this LLC Agreement, (1) no allocation (of Profits or Losses or otherwise) shall be made in respect of any Restricted Common Units in determining Capital Accounts unless and until such Restricted Common Units are converted into Common Units upon the occurrence of a Vesting Event and (2) in the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (b)(vi) of the definition of Gross Asset Value, any Profits or Losses resulting from such adjustment shall, in the manner reasonably determined by the Managing Member, be allocated among the Members (including the Members who held the Restricted Common Units giving rise to such adjustment) such that the Capital Account balance relating to each Common Unit (including such Restricted Common Units that have been converted into Common Units) is equal in amount immediately after making such allocation, after taking into account the Distribution Catch-Up Payment, in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s); provided, that if the foregoing allocations pursuant to clause (2) are insufficient to cause the Capital Account balance relating to each Common Unit to be so equal in amount, then the Managing Member, in its reasonable discretion, shall cause a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3) to cause the Capital Account balance relating to each Common Unit to be so equal in amount.
(j)   The allocations set forth in Sections 5.2(a) through 5.2(g) (the “Regulatory Allocations”) are intended to comply with certain requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding any other provision of this Article V (other than the Regulatory Allocations), the Regulatory Allocations (and anticipated future Regulatory Allocations) shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocation of other items and the Regulatory Allocations to each Member should be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. In general, the Members anticipate that this shall be accomplished by specially allocating other Profits and Loss among the Members so that the net amount of Regulatory Allocations and such special allocations to each such Member is zero. This Section 5.2(j) is intended to minimize to the extent possible and to the extent necessary any economic distortions that may result from application of the Regulatory Allocations and shall be interpreted in a manner consistent therewith.
Section 5.3   Allocations for Tax Purposes in General.
(a)   Except as otherwise provided in this Section 5.3, each item of income, gain, loss and deduction of the Company for U.S. federal income tax purposes shall be allocated among the Members in the same manner as such item is allocated under Sections 5.1 and 5.2.
(b)   In accordance with Code Section 704(c) and the Treasury Regulations thereunder (including the Treasury Regulations applying the principles of Code Section 704(c) to changes in Gross Asset Values), items of income, gain, loss and deduction with respect to any Company property having a Gross Asset Value that differs from such property’s adjusted U.S. federal income tax basis shall, solely for U.S. federal income tax purposes, be allocated among the Members to account for any such difference using (i) the “traditional method” without curative allocations under Treasury Regulations Section 1.704-3(b) or (ii) any other permissible method or methods determined by the Managing Member (with the prior written consent of the Continuing Member Representative) to be appropriate and in accordance with the applicable Treasury Regulations.

(c)   Any (i) recapture of depreciation or any other item of deduction shall be allocated, in accordance with Treasury Regulations Sections 1.1245-1(e) and 1.1254-5, to the Members who received the benefit of such deductions and (ii) tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as reasonably determined by the Managing Member taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii), 1.704-1(b)(3)(iv), and 1.704-1(b)(4)(viii).
(d)   Allocations pursuant to this Section 5.3 are solely for purposes of U.S. federal, state and local income taxes and shall not affect or in any way be taken into account in computing any Member’s Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this LLC Agreement.
(e)   If, as a result of an exercise of a noncompensatory option to acquire an interest in the Company, a Capital Account reallocation is required under Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations pursuant to Treasury Regulations Section 1.704-1(b)(4)(x). If, pursuant to Section 5.2(i), the Managing Member causes a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Managing Member shall make corrective allocations in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(4)(x).
(f)   Any adjustment to the adjusted tax basis of Company property pursuant to Code Section 743(b) resulting from a transfer of Units shall be handled in accordance with Treasury Regulations section 1.743-1(j).
Section 5.4   Other Allocation Rules.
(a)   The Members are aware of the income tax consequences of the allocations made by this Article V and the economic impact of the allocations on the amounts receivable by them under this LLC Agreement. The Members hereby agree to be bound by the provisions of this Article V in reporting their share of Company income and loss for U.S. federal and applicable state and local income tax purposes.
(b)   The provisions regarding the establishment and maintenance for each Member of a Capital Account as provided by Section 4.4 and the allocations set forth in Sections 5.1, 5.2 and 5.3 are intended to comply with the Treasury Regulations and to reflect the intended economic entitlement of the Members. If the Managing Member reasonably determines that the application of the provisions in Sections 4.4, 5.1, 5.2 or 5.3 would result in non-compliance with the Treasury Regulations or would be inconsistent with the intended economic entitlement of the Members, the Managing Member is authorized to make any appropriate adjustments to such provisions to the extent permitted by applicable Law, including to allocate properly items of income, gain, loss, deduction and credit to those Members who bear the economic burden or benefit associated therewith, or to otherwise cause the Members to achieve the economic objectives underlying this LLC Agreement and the Business Combination Agreement. The Managing Member also shall (i) make any adjustments that it reasonably determines are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company’s balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(iv)(g) and (ii) make any reasonable and appropriate modifications in the event unanticipated events would reasonably be expected to otherwise cause this LLC Agreement not to comply with Treasury Regulations Section 1.704-1(b). No adjustment to the allocations shall be made under this Section 5.4(b) without the prior written consent of the Continuing Members that would be materially adversely affected thereby, which consent shall not be unreasonably withheld, conditioned or delayed.
(c)   With regard to PubCo’s acquisition of the Acquired Company Units and the Acquired Restricted Company Units (in each case, as defined in the Business Combination Agreement), Profits or Losses shall be allocated to the Members of the Company so as to take into account the varying interests of the Members in the Company using an “interim closing of the books” method in a manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder. If during any Taxable Year there is any other change in any Member’s Units in the Company, the Managing Member shall consult in good faith with the Continuing Member Representative and the tax advisors to the Company and allocate the Profits or Losses to the Members of the Company so as to take into account the varying interests of the Members in the Company using an “interim closing of the books” method in a manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder; provided, however, that such allocations may instead be made in another manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder and that is selected by the Managing Member (with the prior written consent of the Continuing Member Representative, not to be unreasonably withheld, conditioned or delayed).
(d)   Solely for purposes of determining a Member’s proportionate share of the “excess nonrecourse liabilities” of the Company, within the meaning of Treasury Regulations Section 1.752-3(a)(3), the Managing Member shall allocate such liabilities in such manner that complies with the Code and the Treasury Regulations thereunder and that the Managing Member reasonably determines, in a manner intended to minimize any gain of the Members to the greatest extent possible under Section 731 of the Code.
Section 5.5   Restricted Common Units.   The Parties intend that, for U.S. federal income tax purposes, (a) the Restricted Common Units received by the Continuing Members in connection with the Recapitalization and by PubCo in connection with the Business Combination Agreement not be treated as being received in connection with the performance of services and (b) no such Member be treated as having taxable income or gain as a result of such receipt of such Restricted Common Units or as a result of holding any such Restricted Common Units at the time of any Vesting Event (other than as a result of corrective allocations made pursuant to Section 5.2(i)) and the Company shall prepare and file all tax returns consistent therewith unless otherwise required by a “determination” within the meaning of Section 1313 of the Code. Notwithstanding (and without limiting) the foregoing, each of the Continuing Members and PubCo shall, within thirty (30) days of the Effective Time, file with the IRS (via certified mail, return receipt requested) on a protective basis a completed election under Section 83(b) of the Code and the Treasury Regulations thereunder with respect to such Restricted Common Units so received, in the form attached hereto as Exhibit F and, upon such filing, shall thereafter notify the Company that such Member has made such timely filing and provide the Company with a copy of such election.
ARTICLE VI
DISTRIBUTIONS
Section 6.1   Distributions.
(a)   Distributions.   Effective as of the Effective Time, the Board has caused the Company to adopt a distribution policy in the form attached to this LLC Agreement as Exhibit D (the “Distribution Policy”), which may be revised or amended by the Board. Unless prohibited by applicable Law, and except as otherwise provided in Section 11.3 in the event of a dissolution, distributions to Members holding Common Units shall be declared by the Managing Member and paid as determined in good faith by the Managing Member in accordance with the Distribution Policy from available cash, available borrowings and other funds legally available therefor, including legally made distributions from available cash of the Company’s Subsidiaries (in each case, taking into account the retention of any amounts necessary to satisfy the obligations of the Company and its Subsidiaries and any applicable restrictions contained in the Company’s or its Subsidiaries’ then applicable bank financing agreements by which the Company or its Subsidiaries are bound) (each, an “Ordinary Distribution”). Any Ordinary Distribution shall be made to the Members as of the close of business on such record date on a pro rata basis (except that, for the avoidance of doubt, (i) to the extent any Distribution Catch-Up Payment is then due and payable, such amount shall first be paid before any Ordinary Distribution is paid pro rata and (ii) repurchases or redemptions made in accordance with Section 4.1(g) or payments made in accordance with Section 7.4 or Section 7.8 need not be on a pro rata basis, as long as such payments are otherwise made in accordance with the terms of this LLC Agreement), in accordance with the number of Common Units owned by each Member as of the close of business on such record date; provided, however, that the Managing Member shall have the obligation to make distributions as set forth in Sections 6.2 and 11.3(b)(iii); and provided, further, that, notwithstanding any other provision in this LLC Agreement to the contrary, no distributions shall be made to any Member to the extent such distribution would render the Company insolvent. For purposes of this Section 6.1(a) and Section 6.2(a), insolvent means such distribution would violate Section 18-607(a) of the Act. Promptly following the declaration of a distribution pursuant to this Section 6.1, the Managing Member shall give notice to each Member of the amount and the terms of the distribution and the payment date thereof. No Restricted Common Unit shall be entitled to receive any Ordinary Distributions; provided, that, no later than five (5)

Business Days following the Conversion Date with respect to a Restricted Common Unit, for each Restricted Common Unit for which the Vesting Event has occurred, the Company shall pay to the holder of such Restricted Common Unit an aggregate amount equal to the aggregate per Common Unit amount of Ordinary Distributions actually paid during the Distribution Catch-Up Period relevant to such Restricted Common Unit (and if any in-kind distribution was made during the Distribution Catch-Up Period, (which, for the avoidance of doubt, for purposes of this LLC Agreement, shall not include any transaction subject to Section 4.1(i) hereof) to the extent feasible (and not requiring any approval (including at PubCo) other than that of the Managing Member in its capacity as such) identical property, or if not feasible (or if requiring any such approval) an amount in cash equal to the greater of the per Common Unit Fair Market Value of such in-kind distribution (x) at the time such distribution was made and (y) at the time such Distribution Catch-Up Payment is made) (each such distribution, a “Distribution Catch-Up Payment”). To the extent that the Conversion Date in respect of a Restricted Common Unit occurs following the date that an Ordinary Distribution is declared under this LLC Agreement, but on or after the date such Ordinary Distribution is paid, such per share Ordinary Distribution shall not be included in the Distribution Catch-Up Payment, and such holder of such Restricted Common Unit shall be entitled to receive such Ordinary Distribution when paid to the holders of Common Units, assuming such holder continues to hold a Common Unit on the record date with respect to such Ordinary Distribution.
(b)   Successors.   For purposes of determining the amount of distributions (including Tax Distributions), each Member shall be treated as having made the Capital Contributions made by, been allocated the net taxable income of the Company (in accordance with the definition of Tax Amount) allocated to, and received the distributions made to or received by its predecessors in respect of any of such Member’s Units.
(c)   Distributions In-Kind.   Except as otherwise provided in this LLC Agreement, any distributions may be made in cash or in kind, or partly in cash and partly in kind, as reasonably determined by the Managing Member. In the event of any distribution of (i) property in kind or (ii) both cash and property in kind, each Member shall be distributed its proportionate share of any such cash so distributed and its proportionate share of any such property so distributed in kind (based on the Fair Market Value of such property). To the extent that the Company distributes property in-kind to the Members, the Company shall be treated as making a distribution equal to the Fair Market Value of such property for purposes of Section 6.1(a) and such property shall be treated as if it were sold for an amount equal to its Fair Market Value. Any resulting gain or loss shall be allocated to the Member’s Capital Accounts in accordance with Section 5.1 and Section 5.2.
Section 6.2   Tax-Related Distributions.
(a)   Effective upon the Effective Time, prior to making any other distributions under this LLC Agreement, on each Tax Distribution Date, unless prohibited by applicable Law, the Managing Member shall cause the Company, from available cash, available borrowings and other funds legally available therefor, including legally made distributions from available cash of the Company’s Subsidiaries (taking into account any restrictions applicable to tax distributions contained in the Company’s or its Subsidiaries’ then applicable bank financing agreements by which the Company or its Subsidiaries are bound) (collectively, “Cash Available For Tax Distributions”) to make distributions of cash (each, a “Tax Distribution”) to the Members holding Common Units, pro rata in proportion to their respective number of Common Units in an amount such that the Member with the highest Tax Amount per Common Unit receives an amount equal to such Member’s Tax Amount; provided, that if the amount of Tax Distributions actually made with respect to a quarter or a Taxable Year is greater than or less than the Tax Distributions that would have been made under this Section 6.2 for such period based on subsequent tax information and assuming no limitations based on prohibitions under applicable Law, Cash Available For Tax Distributions, or insolvency under this Section 6.2 (such limitations, the “Liquidity Limitations”) (e.g., because the estimated Tax Distributions for a Taxable Year were greater than or less than the amount calculated based on actual taxable income for such Taxable Year or because such Tax Distribution would have rendered the Company insolvent (as defined in Section 6.1(a)), then, on subsequent Tax Distribution Dates, starting with the next Tax Distribution Date, and prior to any additional distributions pursuant to Section 6.1, the Managing Member shall, subject to the Liquidity Limitations, cause the Company to adjust the next Tax Distribution and subsequent Tax Distributions downward (but not below zero) or upward (but in any event pro rata in proportion to the Members’ respective number of Common Units) to reflect such excess or shortfall; and provided, further, that notwithstanding any other provision in this LLC Agreement to the contrary, (A) Tax Distributions shall not be required to the extent any such distribution would render the Company insolvent (as defined in Section 6.1(a)), and (B) the Managing Member shall not be required to cause the Company to make any Tax Distributions on any date other than a Tax Distribution Date. Notwithstanding anything to the contrary contained in this LLC Agreement, (a) the Managing Member shall make, in its reasonable discretion, equitable adjustments (downward (but not below zero) or upward) to the Members’ Tax Distributions (but in any event pro rata in proportion to the Members’ respective number of Common Units) to take into account increases or decreases in the number of Common Units held by each Member during the relevant period (including as a result of conversion of any Restricted Common Units into Common Units in connection with the occurrence of a Vesting Event); provided that no such adjustments shall be made that would have a material adverse effect on the Continuing Members without the Continuing Member Representative’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed), and (b) no Tax Distributions (or downward (but not below zero) or upward adjustment to any Tax Distributions) shall be made other than on a pro rata basis in proportion to the Members’ respective number of Common Units.
Section 6.3   Distribution Upon Withdrawal.   No withdrawing Member shall be entitled to receive any distribution or the value of such Member’s Units in the Company as a result of withdrawal from the Company prior to the liquidation of the Company, except as provided in this LLC Agreement.
ARTICLE VII
MANAGEMENT
Section 7.1   Managing Member Rights; Member and Officer Duties.
(a)   PubCo shall be the sole Managing Member of the Company and, pursuant to the governing documents of PubCo, the business and affairs of PubCo shall be managed by or under the direction of the Board. Except as otherwise required by Law or provided in this LLC Agreement, (i) the Managing Member shall have full and complete charge of all affairs of the Company, (ii) the management and control of the Company’s business activities and operations shall rest exclusively with the Managing Member, and (iii) the Members, other than the Managing Member (in its capacity as such), shall not participate in the control, management, direction or operation of the activities or affairs of the Company and shall have no power to act for or bind the Company. Nothing set forth in this LLC Agreement shall reduce or restrict the consent rights set forth in the Investor Rights Agreement, subject to the terms and conditions thereof, or the rights set forth in the Tax Receivable Agreement, subject to the terms and conditions thereof.
(b)   Except as otherwise required by the Act, no current or former Member (including a current or former Managing Member) or any current or former Officer shall be obligated personally for any Liability of the Company solely by reason of being a Member or, with respect to the Managing Member, acting as Managing Member of the Company, or, with respect to an Officer, acting in his or her capacity as an Officer. Notwithstanding anything to the contrary contained in this LLC Agreement, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this LLC Agreement or the Act shall not be grounds for imposing personal liability on the Managing Member for liabilities of the Company.
(c)   In connection with the performance of its duties as the Managing Member of the Company, the Managing Member (solely in its capacity as such) will owe to the other Members the same fiduciary duties as it would owe to the stockholders of a Delaware corporation if it were a member of the board of directors of such a corporation and the other Members were stockholders of such corporation. To the extent that, at Law or in equity, any Subsidiary of the Company or any manager, director (or equivalent), officer, employee or agent of any Subsidiary of the Company has duties (including fiduciary duties) to the Company, to a Member (other than the Managing Member) or to any Person who acquires Units, all such duties (including fiduciary duties) are hereby limited solely to those expressly set forth in this Agreement (if any), to the fullest extent permitted by Law. The limitation of duties (including fiduciary duties) to the Company, each Member (other than the Managing Member) and any Person who acquires Units set forth in the preceding sentence is approved by the Company, each Member (other than the Managing Member) and any Person who acquires Units.

Section 7.2   Role of Officers.
(a)   The Managing Member may appoint, employ or otherwise contract with any Person for the transaction of the business of the Company or the performance of services for or on behalf of the Company, and the Managing Member may delegate to any such Persons such authority to act on behalf of the Company as the Managing Member may from time to time deem appropriate.
(b)   The Officers of the Company as of the Effective Time are set forth on Exhibit C attached hereto.
(c)   The Managing Member shall appoint a Chief Executive Officer who will be responsible for the general and active management of the business of the Company and its Subsidiaries. The Chief Executive Officer will report to the Managing Member and have the general powers and duties of management usually vested in the office of chief executive officer of a corporation organized under the DGCL, subject to the terms of this LLC Agreement and as may be prescribed by the Managing Member, and will have such other powers and duties as may be reasonably prescribed by the Managing Member or set forth in this LLC Agreement. The Chief Executive Officer will have the power to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Company, except where required or permitted by Law to be otherwise signed and executed, and except where the signing and execution thereof is delegated by the Managing Member to some other Officer or agent of the Company.
(d)   Except as set forth in this LLC Agreement, the Managing Member may appoint Officers at any time, and the Officers may include, in addition to the Chief Executive Officer, a president, one or more vice presidents, a secretary, one or more assistant secretaries, a chief financial officer, a general counsel, a treasurer, one or more assistant treasurers, a chief operating officer, an executive chairman, and any other officers that the Managing Member deems appropriate. Except as set forth in this LLC Agreement, the Officers will serve at the pleasure of the Managing Member, subject to all rights, if any, of such Officer under any contract of employment. Any individual may hold any number of offices, and an Officer may, but need not, be a Member of the Company. The Officers will exercise such powers and perform such duties as specified in this LLC Agreement or as reasonably determined from time to time by the Managing Member.
(e)   Subject to this LLC Agreement and to the rights, if any, of an Officer under a contract of employment, any Officer may be removed, either with or without cause, by the Managing Member. Any Officer may resign at any time by giving written notice to the Managing Member. Any resignation will take effect at the date of the receipt of that notice or at any later time specified in that notice and, unless otherwise specified in that notice, the acceptance of the resignation will not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the Officer is a party. A vacancy in any office because of death, resignation, removal, disqualification or any other cause will be filled in the manner prescribed in this LLC Agreement for regular appointments to that office.
Section 7.3   Warranted Reliance by Officers on Others.   In exercising their authority and performing their duties under this LLC Agreement, the Officers shall be entitled to rely on information, opinions, reports, or statements of the following Persons or groups unless they have actual knowledge concerning the matter in question that would cause such reliance to be unwarranted:
(a)   one or more employees or other agents of the Company or its Subsidiaries whom the Officer reasonably believes to be reliable and competent in the matters presented; and
(b)   any attorney, public accountant, or other Person as to matters which the Officer reasonably believes to be within such Person’s professional or expert competence.
Section 7.4   Indemnification.
(a)   Right to Indemnification.   Each Person who was or is made a party or is threatened to be made a party to or is otherwise subject to or involved in any Action, by reason of the fact that he, she or it is or was a Member (including the Managing Member), is or was serving as the Company Representative (including any “designated individual”) or the Continuing Member Representative or an officer, manager or director (or equivalent) or, at the discretion of the Managing Member, any employee or agent, of the Managing Member, the Company or any of its Subsidiaries, or is or was an officer, manager or director (or equivalent) or, at the discretion of the Managing Member, any employee or agent, of the Managing Member, the

Company or any of its Subsidiaries serving at the request of the Managing Member or the Company or any of its Subsidiaries as an officer, manager or director (or equivalent) or, at the discretion of the Managing Member, any employee or agent, of another corporation, partnership, joint venture, limited liability company, trust or other entity or which relates to or arises out of the property, business or affairs of the Company or any of its Subsidiaries, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such Action is alleged action in an official capacity as a director, manager, officer, employee or agent or in any other capacity while serving as an officer, manager, director, employee or agent, shall be indemnified by the Company against all expense, Liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith (“Indemnifiable Losses”); provided, however, that, such Indemnitee shall not be entitled to indemnification if such Indemnitee’s conduct constituted fraud or a knowing violation of Law; provided, further, however, except as provided in Section 7.4(d) with respect to Actions to enforce rights to indemnification, the Company shall indemnify any such Indemnitee pursuant to this Section 7.4 in connection with an Action (or part thereof but excluding any compulsory counterclaim) initiated by such Indemnitee only if such Action (or part thereof but excluding any compulsory counterclaim) was authorized by the Board.
(b)   Right to Advancement of Expenses.   The right to indemnification conferred in Section 7.4(a) shall include the right to advancement by the Company of any and all expenses (including attorneys’ fees and expenses) incurred in participating in or defending any such Action in advance of its final disposition (an “Advancement of Expenses”); provided, however, that an Advancement of Expenses incurred by an Indemnitee shall be made pursuant to this Section 7.4(b) only upon delivery to the Company of an undertaking (an “Undertaking”), by or on behalf of such Indemnitee, to repay, without interest, all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “Final Adjudication”) that such Indemnitee is not entitled to be indemnified for such expenses under this Section 7.4(b). An Indemnitee’s right to an Advancement of Expenses pursuant to this Section 7.4(b) is not subject to the satisfaction of any standard of conduct and is not conditioned upon any prior determination that Indemnitee is entitled to indemnification under Section 7.4(a) with respect to the related Action or the absence of any prior determination to the contrary.
(c)   Contract Rights.   The rights to indemnification and to the Advancement of Expenses conferred in Sections 7.4(a) and (b) shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, manager, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, estate, executors, administrators and legal representatives.
(d)   Right of Indemnitee to Bring Suit.   If a claim under Sections 7.4(a) or (b) is not paid in full by the Company within sixty (60) calendar days after a written claim has been received by the Company, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be twenty (20) calendar days, the Indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification under this LLC Agreement (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that, and (ii) any suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Company shall be entitled to recover such expenses, without interest, upon a Final Adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in the Act. Neither the failure of the Company (including its Managing Member or independent legal counsel) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including the Managing Member or independent legal counsel) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by an Indemnitee to enforce a right to indemnification or to an Advancement of Expenses under this LLC Agreement, or brought by the Company to recover an Advancement of Expenses under this LLC Agreement pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, shall be on the Company.
(e)   Appearance as a Witness.   Notwithstanding any other provision of this Section 7.4, the Company shall pay or reimburse out of pocket expenses incurred by any Person entitled to be indemnified pursuant to this Section 7.4 in connection with such Person’s appearance as a witness or other participation in an Action at a time when such Person is not a named defendant or respondent in the Action.
(f)   Nonexclusivity of Rights.   The rights to indemnification and the Advancement of Expenses conferred in this Section 7.4 shall not be exclusive of any other right which a Person may have or hereafter acquire under any Law, this LLC Agreement, any agreement, any vote of stockholders or disinterested directors or otherwise. Nothing contained in this Section 7.4 shall limit or otherwise affect any such other right or the Company’s power to confer any such other right.
(g)   No Duplication of Payments.   The Company shall not be liable under this Section 7.4 to make any payment to an Indemnitee in respect of any Indemnifiable Losses to the extent that the Indemnitee has otherwise actually received payment (net of any expenses incurred in connection therewith and any repayment by the Indemnitee made with respect thereto) under any insurance policy or from any other source in respect of such Indemnifiable Losses.
(h)   Maintenance of Insurance.   The Company or PubCo shall maintain directors’ and officers’ insurance from a financially sound and reputable insurer (at a minimum, in such amounts as are standard in the industry) to protect directors and officers of the Company and its Subsidiaries against Indemnifiable Losses of such Indemnitee, whether or not the Company has the authority to indemnify such Indemnitee against such Indemnifiable Losses under this Section 7.4, in each case to the extent available under the directors’ and officers’ insurance policy of PubCo.
Section 7.5   Resignation or Termination of Managing Member.   PubCo shall not, by any means, resign as, cease to be or be replaced as Managing Member except in compliance with this Section 7.5. No termination or replacement of PubCo as Managing Member shall be effective unless proper provision is made, in compliance with this LLC Agreement, so that the obligations of PubCo, its successor by merger (if applicable) and any new Managing Member and the rights of all Members under this LLC Agreement and applicable Law remain in full force and effect. No appointment of a Person other than PubCo (or its successor by merger, as applicable) as Managing Member shall be effective unless (a) the new Managing Member executes a joinder to this LLC Agreement and agrees to be bound by the terms and conditions in this LLC Agreement, and (b) PubCo (or its successor by merger, as applicable) and the new Managing Member (as applicable) provide all other Members with contractual rights, directly enforceable by such other Members against PubCo (or its successor by merger, as applicable) and the new Managing Member (as applicable), to cause (i) PubCo to comply with all PubCo’s obligations under this LLC Agreement (including its obligations under Section 4.6) other than those that must necessarily be taken solely in its capacity as Managing Member and (ii) the new Managing Member to comply with all the Managing Member’s obligations under this LLC Agreement.
Section 7.6   Reclassification Events of PubCo.   If a Reclassification Event occurs, the Managing Member or its successor as a result of such Reclassification Event, as the case may be, shall, as and to the extent necessary, amend this LLC Agreement in compliance with Section 12.1, and enter into any necessary supplementary or additional agreements, to ensure that, following the effective date of the Reclassification Event: (a) the exchange rights of holders of Units set forth in Section 4.6 provide that each Common Unit (together with the surrender and delivery of one (1) share of Class V Common Stock) is exchangeable for the same amount and same type of property, securities or cash (or combination thereof) that one (1) share of Class A Common Stock becomes exchangeable for or converted into as a result of the Reclassification Event and (b) PubCo or the successor to PubCo as a result of such Reclassification Event, as applicable, is obligated to deliver such property, securities or cash upon such exchange. PubCo shall not consummate or agree to consummate any Reclassification Event unless the successor Person as a result of such Reclassification Event, if any, becomes obligated to comply with the obligations of PubCo (in whatever capacity) under this LLC Agreement.
Section 7.7   Transactions between Company and Managing Member.   The Managing Member may cause the Company to contract and deal with the Managing Member, or any Affiliate of the Managing

Member; provided such contracts and dealings (other than contracts and dealings between the Company and its Subsidiaries) are on terms comparable to and competitive with those available to the Company from others dealing at arm’s length or are approved by the Members or are otherwise approved by the Disinterested Majority.
Section 7.8   Certain Costs and Expenses.   The Managing Member shall not be compensated for its services as Managing Member of the Company. The Company shall (a) pay, or cause to be paid, all costs, fees, operating expenses and other expenses of the Company (including the costs, fees and expenses of attorneys, accountants or other professionals and the compensation of all personnel providing services to the Company) incurred in pursuing and conducting, or otherwise related to, the activities of the Company and (b) upon the good faith determination of the Managing Member, reimburse the Managing Member for any costs, fees or expenses incurred by it in connection with serving as the Managing Member. To the extent that the Managing Member determines in good faith that such expenses are related to the business and affairs of the Managing Member that are conducted through the Company and/or its Subsidiaries (including expenses that relate to the business and affairs of the Company and/or its Subsidiaries and that also relate to other activities of the Managing Member), the Managing Member may cause the Company to pay or bear such expenses of the Managing Member, including costs of securities offerings not borne directly by Members, board of directors compensation and meeting costs, costs of periodic reports to its stockholders, litigation costs and damages arising from litigation, accounting and legal costs; provided that the Company shall not pay or bear any income tax obligations owed by PubCo or the cost of any Tax Benefit Payment (as defined in the Tax Receivable Agreement) or any amounts owed by PubCo under the Tax Receivable Agreement; provided, further, that (a) in the event any cost or expense incurred by the Managing Member is paid by the Managing Member from the gross proceeds received by PubCo in connection with an offering, issuance, exercise or conversion of Equity Securities or Debt Securities and only the net amount of such proceeds is contributed to the Company, such costs or expenses shall not be reimbursed under this Section 7.8, and (b) if PubCo is required to reimburse the Sellers for attorneys’ fees, costs and expenses pursuant to Section 10.2(n) of the Business Combination Agreement, such attorneys’ fees, costs and expenses shall not be reimbursed under this Section 7.8.
ARTICLE VIII
ROLE OF MEMBERS
Section 8.1   Rights or Powers.   Other than the Managing Member, the Members, acting in their capacity as Members, shall not have any right or power to take part in the operation, management or control of the Company or its business and affairs, transact any business in the Company’s name or to act for or bind the Company in any way and shall not have any voting rights. Notwithstanding the foregoing sentence, the Members have all the rights and powers set forth in this LLC Agreement and, to the extent not inconsistent with this LLC Agreement, in the Act. Any Member, its Affiliates and its and their employees, managers, owners, agents, directors and officers may also be an employee or be retained as an agent of the Company. Nothing in this Article VIII shall in any way limit any Member’s rights pursuant to, and subject to the terms and conditions of, the Tax Receivable Agreement or the Investor Rights Agreement.
Section 8.2   Various Capacities.   The Members acknowledge and agree that the Members or their Affiliates will from time to time act in various capacities, including as a Member or, in the case of PubCo, the Managing Member or the Company Representative, or, in the case of Series U, the Continuing Member Representative.
Section 8.3   Investment Opportunities.   To the fullest extent permitted by applicable Law, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to (a) any Member (other than Members who are directors, managers, officers or employees of the Company, PubCo or any of their respective Subsidiaries, in which case solely acting in their capacity as such), (b) any of their respective Affiliates (other than the Company, the Managing Member or any of their respective Subsidiaries), (c) the Sponsor, each Continuing Member or any of its respective Affiliates (including its respective investors and equityholders and any associated Persons or investment funds or any of their respective portfolio companies or investments) or (d) any of the respective officers, managers, directors, agents, shareholders, members, and partners of any of the foregoing (each, a “Business Opportunities Exempt Party”). The Company and each of the Members, on its own behalf and on behalf of their respective Affiliates and equityholders, hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any Business Opportunities Exempt Party and irrevocably waives any right to require any Business Opportunity Exempt Party to act in a manner inconsistent with the provisions of this Section 8.3. No Business Opportunities Exempt Party who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for PubCo, the Company or any of their respective Subsidiaries, Affiliates or equityholders shall have any duty to communicate or offer such opportunity to the Company and none of PubCo, the Company or any of their respective Subsidiaries, Affiliates or equityholders will acquire or be entitled to any interest or participation in any such transaction, agreement, arrangement or other matter or opportunity as a result of participation therein by a Business Opportunity Exempt Party. This Section 8.3 shall not apply to, and no interest or expectancy of the Company is renounced with respect to, any opportunity offered to any director of PubCo if such opportunity is expressly offered or presented to, or acquired or developed by, such Person solely in his or her capacity as a director or officer of the Company. No amendment or repeal of this Section 8.3 shall apply to or have any effect on the Liability or alleged Liability of any Business Opportunities Exempt Party for or with respect to any opportunities of which any such Business Opportunities Exempt Party becomes aware prior to such amendment or repeal. Any Person purchasing or otherwise acquiring any interest in any Units shall be deemed to have notice of and consented to the provisions of this Section 8.3. Neither the amendment or repeal of this Section 8.3, nor the adoption of any provision of this LLC Agreement inconsistent with this Section 8.3, shall eliminate or reduce the effect of this Section 8.3 in respect of any business opportunity first identified or any other matter occurring, or any cause of Action that, but for this Section 8.3, would accrue or arise, prior to such amendment, repeal or adoption. No action or inaction taken by any Business Opportunities Exempt Party in a manner consistent with this Section 8.3 shall be deemed to be a violation of any fiduciary or other duty owed to any Person.
ARTICLE IX
TRANSFERS OF UNITS
Section 9.1   Restrictions on Transfer.
(a)   No Member shall Transfer all or any portion of its Units, except Transfers made in accordance with the provisions of Section 9.1(b). If, notwithstanding the provisions of this Section 9.1(a), all or any portion of a Member’s Units are Transferred by such Member in violation of this Section 9.1(a), involuntarily, by operation of Law or otherwise, then without limiting any other rights and remedies available to the other Parties under this LLC Agreement, the Transferee of such Units (or portion thereof) shall not be admitted to the Company as a Member nor be entitled to any rights as a Member under this LLC Agreement, and the Transferor will continue to be bound by all obligations under this LLC Agreement. Any attempted or purported Transfer of all or a portion of a Member’s Units in violation of this Section 9.1(a) shall, to the fullest extent permitted by Law, be null and void and of no force or effect whatsoever. The restrictions on Transfer contained in this Article IX shall not apply to the Transfer of any capital stock of PubCo; provided that (i) no shares of Class V Common Stock may be Transferred by a Member unless an equal number of Common Units are Transferred therewith in accordance with this LLC Agreement (including in respect of those Transfers permitted by Section 9.1(b)), and (ii) no Common Units may be Transferred by a Member holding Class V Common Stock unless an equal number of shares of Class V Common Stock are Transferred therewith in accordance with this LLC Agreement (including in respect of those Transfers permitted by Section 9.1(b)).
(b)   The restrictions contained in Section 9.1(a) shall not apply to any Transfer (each, a “Permitted Transfer”): (i) in connection with an “Exchange” made in accordance with the provisions of Section 4.6, (ii) by a Member to PubCo or any of its wholly-owned Subsidiaries, (iii) by a Member to any of such Member’s Permitted Transferees, (iv) (A) by one or more Continuing Members to the Foundation, or (B) by one or more Continuing Members in connection with an “Exchange” made in accordance with the provisions of Section 4.6 if such Continuing Member includes in the applicable Exchange Notice its intent to promptly Transfer, taking into account any Exchange Blackout Period, the shares of Class A Common Stock received in connection with such Exchange to the Foundation (so long as such shares of Class A Common Stock are promptly Transferred, taking into account any Exchange Blackout Period, to the Foundation following consummation of such Exchange), in the case of (A) and (B), in an amount not to exceed four percent (4%) of the aggregate number of Common Units held by the Continuing Members immediately after the Effective Time (the “Foundation Transfer Amount”, and such Transfer up to the Foundation Transaction Amount, the “Foundation Transfer”), or (v) after the Continuing Members have Transferred the Foundation Transfer Amount to the Foundation, any subsequent Transfer by a Continuing Member to the Foundation or an Affiliate of the Rice Family that is a tax exempt entity; provided, however, if a Transfer pursuant to clauses (iii) or (iv) would result in a Change of Control (without taking into account clause (ii) of the final sentence of the definition thereof) (including a Transfer to a Permitted Transferee or the Foundation, or a Transfer that results in the PubCo holding more than 50% of the outstanding Common Units), such Member must provide the Managing Member with written notice of such Transfer at least ninety (90) calendar days prior to the consummation of such Transfer; provided further, that the restrictions contained in this LLC Agreement will continue to apply to Units after any Permitted Transfer of such Units, and the Transferees of the Units so Transferred shall agree in writing to be bound by the provisions of this LLC Agreement. In the case of a Permitted Transfer of any Common Units by a Continuing Member, such Transferring Member shall be required to Transfer an equal number of shares of Class V Common Stock corresponding to the number of such Member’s Common Units that were Transferred in the transaction to such Transferee. All Permitted Transfers are subject to the additional limitations set forth in Section 9.1(c).
(c)   In addition to any other restrictions on Transfer contained in this Article IX, in no event may any Transfer or assignment of Units by any Member be made (i) to any Person who lacks the legal right, power or capacity to own Units; (ii) if such Transfer would (A) be considered to be effected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof” as such terms are used in Treasury Regulations Section 1.7704-1, (B) result in the Company having more than 100 partners, within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), (C) cause the Company to be treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code or to be treated as an association taxable as a corporation pursuant to the Code, or (D) cause the Company to have a withholding obligation under Section 1446(f) of the Code; (iii) if such Transfer would cause the Company to become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in Section 3 (14) of ERISA) or a “disqualified person” (as defined in Section 4975(e)(2) of the Code); (iv) if such Transfer would, in the opinion of counsel to the Company, cause any portion of the assets of the Company to constitute assets of any employee benefit plan pursuant to the Plan Asset Regulations or otherwise cause the Company to be subject to regulation under ERISA; (v) if such Transfer requires the registration of such Units issued upon any exchange of such Units, pursuant to any applicable U.S. federal or state securities Laws; or (vi) if such Transfer subjects the Company to regulation under the Investment Company Act or the Investment Advisors Act of 1940. Any attempted or purported Transfer of all or a portion of a Member’s Units in violation of this Section 9.1(c) shall be null and void and of no force or effect whatsoever.
Section 9.2   Notice of Transfer.   Other than in connection with Transfers made pursuant to Section 4.6, each Member shall, after complying with the provisions of this LLC Agreement, but prior to any Transfer of Units, give written notice to the Company and the other Members of such proposed Transfer. Each such notice shall describe the manner and circumstances of the Transfer.
Section 9.3   Transferee Members.   A Transferee of Units pursuant to this Article IX shall have the right to become a Member only if (a) the requirements of this Article IX are met, (b) such Transferee executes a joinder in the form attached to this LLC Agreement as Exhibit E, (c) such Transferee represents that the Transfer was made in accordance with all applicable securities Laws, (d) the Transferor or Transferee shall have reimbursed the Company for all reasonable and documented out-of-pocket expenses (including attorneys’ fees and expenses) of any Transfer or proposed Transfer of a Member’s Interest, whether or not consummated (excluding (i) any Transfer pursuant to Section 4.6, and (ii) the Foundation Transfer), and (e) if such Transferee or his or her spouse is a resident of a community property jurisdiction, then such Transferee’s spouse shall also execute an instrument reasonably satisfactory to the Managing Member agreeing to be bound by the terms and provisions of this LLC Agreement to the extent of his or her community property or quasi-community property interest, if any, in such Member’s Units. Unless agreed to in writing by the Managing Member, the admission of a Member shall not result in the release of the Transferor from any Liability as of the date of transfer that the Transferor may have to each remaining Member or to the Company under this LLC Agreement or any other contract between the Managing

Member, the Company or any of its Subsidiaries, on the one hand, and such Transferor or any of its Affiliates, on the other hand. Written notice of the admission of a Member shall be sent promptly by the Company to each remaining Member.
Section 9.4   Legend.   Each certificate representing a Unit, if any, will be stamped or otherwise imprinted with a legend in substantially the following form:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.
THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT.
THE TRANSFER AND VOTING OF THESE SECURITIES IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF UTZ BRANDS HOLDINGS, LLC, DATED AS OF [•], 2020, AMONG THE MEMBERS LISTED THEREIN, AS IT MAY BE AMENDED, SUPPLEMENTED AND/OR RESTATED FROM TIME TO TIME IN ACCORDANCE WITH SUCH AGREEMENT (COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE COMPANY AND SHALL BE PROVIDED FREE OF CHARGE TO ANY MEMBER MAKING A REQUEST THEREFOR), AND NO TRANSFER OF THESE SECURITIES WILL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED.”
ARTICLE X
ACCOUNTING
Section 10.1   Books of Account.   The Company shall, and shall cause each Subsidiary to, maintain true books and records of account in which complete and correct entries shall be made of all its business transactions pursuant to a system of accounting established and administered in accordance with GAAP, and shall set aside on its books all such proper accruals and reserves as shall be required under GAAP.
Section 10.2   Tax Elections.   The Company Representative shall cause the Company and any eligible Subsidiary to make an election (or continue a previously made election) pursuant to Section 754 of the Code (and any analogous provision of any applicable state, local or non-U.S. Law) for the Taxable Year that includes the date hereof and for each Taxable Year in which an Exchange occurs, shall not thereafter revoke any such election and shall make a new election pursuant to Section 754 of the Code to the extent necessary following any “termination” of the Company or the Subsidiary, as applicable, under Section 708 of the Code. In addition, the Company shall make the following elections on the appropriate forms or tax returns:
(i)   to adopt the Fiscal Year as the Company’s Taxable Year, if permitted under the Code;
(ii)   to adopt the accrual method of accounting for U.S. federal income tax purposes;
(iii)   to elect to amortize the organizational expenses of the Company as permitted by Section 709(b) of the Code; and
(iv)   except as otherwise provided in this LLC Agreement, any other election the Company Representative may deem appropriate and in the best interests of the Company.
Section 10.3   Tax Returns; Information.
(a)   The Company Representative shall arrange for the preparation and timely filing of all income and other tax and informational returns of the Company. The Company shall prepare and deliver (or cause to be prepared and delivered) to each Person who was a Member at any time during the relevant quarter of the relevant Taxable Year reasonable quarterly estimates of such Member’s state tax apportionment information and the allocations to such Member of taxable income, gains, losses, deductions or credits for such Taxable Year for U.S. federal, and applicable state and local, income tax reporting purposes at least fifteen (15) days prior to the individual or corporate quarterly estimate payment deadline for U.S. federal income taxes for calendar year filers (whichever is earlier). As promptly as reasonably practicable following the end of each

Taxable Year, the Company shall prepare and deliver (or cause to be prepared and delivered) to each Person who was a Member at any time during such Taxable Year (i) an estimated IRS Schedule K-1 (and any similar form prescribed for applicable state and local income tax purposes) or similar documents with such information of the Company and all relevant information regarding the Company reasonably necessary for the Members to estimate their taxable income for such Taxable Year, and (ii) in no event later than forty-five (45) days prior to the individual or corporate filing deadline (with extensions) for U.S. federal income taxes for calendar year filers (whichever is earlier), a final IRS Schedule K-1 (and any similar form prescribed for applicable state and local income tax purposes) and all relevant information regarding the Company reasonably necessary for the Members to file their tax returns on a timely basis (including extensions) for such Taxable Year. The Company shall use commercially reasonable efforts to furnish to each Member and former Member, as soon as reasonably practicable after an applicable request, all information relating to the Company and in the Company’s possession reasonably requested by such Member and that is reasonably necessary for such Member to prepare and file its own tax returns and pay its own taxes or make distributions to its members in order for them to pay their taxes (including copies of the Company’s federal, state and local income tax returns). Each Member and former Member shall furnish to the Company all pertinent information in its possession that is reasonably necessary to enable the Company’s tax returns to be prepared and filed. Each Member further agrees (including with respect to the Taxable Year that such Member becomes a former Member) that such Member shall notify the Company and consult with the Company regarding a position on its tax return in the event such Member intends to file its tax returns in a manner that is inconsistent with the Schedule K-1 or other statements furnished by the Company to such Member for purposes of preparing tax returns.
(b)   In addition to each Member’s rights to information pursuant to and in accordance with Section 18-305 of the Act, each Member shall be entitled to examine, either directly or through its representatives, the books and records of the Company or any of its Subsidiaries at the principal office of the Company or such other location as the Managing Member shall reasonably approve during normal business hours for any purpose reasonably related to such Member’s interest as a Member of the Company with the information to which such Member shall be entitled about the Company or any of its Subsidiaries being the same information to which a stockholder of a Delaware corporation would have with respect to such corporation; provided that, in any event, the Managing Member has a right to keep confidential from the Members certain information in accordance with Section 18-305 of the Act.
Section 10.4   Company Representative.
(a)   PubCo is hereby designated as the Company Representative. In addition, PubCo is hereby authorized to designate or remove any other Person selected by PubCo as the Company Representative; provided that all actions taken by the Company Representative pursuant to this Section 10.4 shall be subject to the overall oversight and authority of the Board. For each Taxable Year in which the Company Representative is an entity, the Company shall appoint the “designated individual” identified by the Company Representative and approved by the Board to act on its behalf in accordance with the applicable Treasury Regulations or analogous provisions of state or local Law. Each Member hereby expressly consents to such designations and agrees to take, and that the Managing Member is authorized to take (or cause the Company to take), such other actions as may be necessary or advisable pursuant to Treasury Regulations or other Internal Revenue Service or Treasury guidance or state or local Law to cause such designations or evidence such Member’s consent to such designations, including removing any Person designated as the Company Representative (including any “designated individual”) prior to the date of this LLC Agreement.
(b)   Subject to this Section 10.4, the Company Representative shall have the sole authority to act on behalf of the Company in connection with, make all relevant decisions regarding application of, and to exercise the rights and powers provided for in the BBA Rules, including making any elections under the BBA Rules or any decisions to settle, compromise, challenge, litigate or otherwise alter the defense of any Action, audit or examination before the Internal Revenue Service or any other tax authority (each an “Audit”), and to expend Company funds for professional services and other expenses reasonably incurred in connection therewith. Subject to the provisions of Section 10.4(d), the Company Representative will have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any tax authority; provided, that, except as provided in Section 10.4(h), the Company Representative shall obtain the prior written consent of the Continuing Member Representative (which consent shall not be unreasonably withheld, delayed or conditioned) before (i) except as otherwise provided in Section 9.1(j) of the Business Combination Agreement, making an election under Section 6226(a) of the Code (or any analogous provision of state or local Law) (a “Push-Out Election”) or (ii) taking any material action under the BBA Rules that would reasonably be expected to have a disproportionate (compared to PubCo) and material adverse effect on the Continuing Members, in the case of clauses (i) and (ii), for so long as the Continuing Members and their Permitted Transferees Beneficially Own Economic Interests (as each such term is defined in the Investor Rights Agreement) (in the Company and PubCo, without duplication) representing more than 50% of the Economic Interests (as defined in the Investor Rights Agreement) held by the Continuing Members immediately after the Effective Time (excluding for these purposes from both the percentage Beneficially Owned immediately after the Effective Time and percentage then Beneficially Owned at any time, the Foundation Transfer Amount, from and after the occurrence of the Foundation Transfer).
(c)   The Company Representative is authorized, to the extent permissible under applicable Law, to cause the Company to pay any imputed underpayment of taxes and any related interest, penalties and additions to tax determined in accordance with Code Section 6225 that may from time to time be required to be made under Code Section 6232 and to pay any similar amounts arising under state, local, or foreign tax Laws (together, “Imputed Tax Underpayments”). Imputed Tax Underpayments also shall include any imputed underpayment within the meaning of Code Section 6225 (any similar amounts arising under state, local, or foreign tax Laws) paid (or payable) by any entity treated as a partnership for U.S. federal income tax purposes in which the Company holds (or has held) a direct or indirect interest other than through entities treated as corporations for U.S. federal income tax purposes to the extent that the Company bears the economic burden of such amounts, whether by Law or contract. To the extent permissible under applicable Law, the Company Representative may cause the Company to allocate the amount of any Imputed Tax Underpayment among the Members (including any former Members) in an equitable manner, taking into account, among other factors, the magnitude of the Imputed Tax Underpayment, the nature of the tax items that are the subject of the adjustment giving rise to the Imputed Tax Underpayment, the classification of the Members for U.S. federal income tax purposes, and the Persons who received (and the proportions in which they received) the benefits of the activities that gave rise to that Imputed Tax Underpayment. To the extent that the Company Representative elects to cause the Company to pay an Imputed Tax Underpayment, the Company Representative shall use commercially reasonable efforts to pursue available procedures under applicable Law to reduce such Imputed Tax Underpayment on account of its Members’ (or any of the Members’ direct or indirect beneficial owners’) tax status, with any corresponding reduction being credited to the applicable Member for purposes of allocating such Imputed Tax Underpayment among the relevant Members or former Members to the extent relevant.
(d)   Without limiting the foregoing, the Company Representative shall give prompt written notice to the Continuing Member Representative of the commencement of any income tax Audit of the Company or any of its Subsidiaries that would reasonably be expected to have a material adverse effect on the Continuing Members, other than any Audit that is the subject of Section 9.1(e) of the Business Combination Agreement to the extent that such Audit is governed by such provisions of the Business Combination Agreement (any such Audit that is not the subject of Section 9.1(e) of the Business Combination Agreement, a “Specified Audit”). The Company Representative shall (i) keep the Continuing Member Representative reasonably informed of the material developments and status of any such Specified Audit, (ii) permit the Continuing Member Representative (or its designee) to participate (including using separate counsel), in each case at the Continuing Members’ sole cost and expense, in any such Specified Audit to the extent such Specified Audit would reasonably be expected to affect the Continuing Members or their owners, and (iii) promptly notify the Continuing Member Representative of receipt of a notice of a final partnership adjustment (or equivalent under applicable Laws) or a final decision of a court or IRS Appeals panel (or equivalent body under applicable Laws) with respect to such Specified Audit. The Company Representative or the Company shall promptly provide the Continuing Member Representative with copies of all material correspondence between the Company Representative or the Company (as applicable) and any Governmental Entity in connection with such Specified Audit and shall give the Continuing Member Representative a reasonable opportunity to review and comment on any material, non-ministerial correspondence, submission (including settlement or compromise offers) or filing in connection with any such Specified Audit. For so long as the Continuing Members and their Permitted Transferees Beneficially Own Economic Interests (as each such term is defined in the Investor Rights Agreement) (in the Company and PubCo, without duplication) representing more than 50% of the Economic Interests (as defined in the Investor Rights Agreement) held by the Continuing Members immediately after the Effective Time (excluding for these purposes from both the percentage Beneficially Owned immediately after the Effective Time and percentage then Beneficially Owned at any time, the Foundation Transfer Amount, from and after the occurrence of the Foundation Transfer), the Company Representative shall not (and the Company shall not (and shall not authorize the Company Representative to)) settle, compromise or abandon any Specified Audit in a manner that would reasonably be expected to have a disproportionate (compared to PubCo) and material adverse effect on the Continuing Members without the Continuing Member Representative’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). The obligations of the Company and the Company Representative under this Section 10.4(d) with respect to any Specified Audit affecting Continuing Members as a result of their prior ownership of Units shall continue after the Continuing Members Transfer any or all of such Units.
(e)   If the Company Representative causes the Company to make a Push-Out Election, each Member who was a Member of the Company for U.S. federal income tax purposes for the “reviewed year” (within the meaning of Code Section 6225(d)(1) or similar concept under applicable state, local, or non-U.S. Law), shall take any adjustment to income, gain, loss, deduction, credit or otherwise (as determined in the notice of final partnership adjustment or similar concept under applicable state, local, or non-U.S. Law) into account as provided for in Code Section 6226(b) (or similar concept under applicable state, local, or non-U.S. Law). The Company shall consult in good faith with the Continuing Member Representative with respect to any material tax election with respect to the Company that could reasonably be expected to have an adverse effect on the Continuing Members.
(f)   Promptly following the written request of the Company Representative, the Company shall, to the fullest extent permitted by Law, reimburse and indemnify the Company Representative (including, for the avoidance of doubt, any “designated individual”) for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and damages incurred by the Company Representative in connection with the exercise of its rights and fulfillment of its duties under this Section 10.4, absent willful breach, bad faith, gross negligence or willful misconduct on the part of the Company Representative or any “designated individual”. Nothing in this LLC Agreement will be construed to restrict the Company or the Company Representative from engaging an accounting firm or legal counsel to assist the Company Representative in discharging its duties under this LLC Agreement.
(g)   Each Member agrees to cooperate in good faith with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to this Section 10.4, including timely providing any information reasonably necessary or advisable for the Company Representative to comply with its obligations under Section 10.4(c), that is or are reasonably necessary or advisable to reduce the amount of any tax, interest, penalties or similar amounts the cost of which is (or would otherwise be) borne by the Company (directly or indirectly) or to make any election permitted by this LLC Agreement and the Code or other relevant tax Law unless such Member is restricted from providing such information under any applicable Law or contract. Each Member acknowledges that any action taken by the Company Representative in its capacity as such may be binding upon such Members and that such Member shall not independently act with respect to Audits affecting the Company or its Subsidiaries (but the Continuing Member shall in all events retain all rights provided to it under this LLC Agreement, including but not limited to Section 10.4(d)). Notwithstanding anything to the contrary contained in this LLC Agreement, no provision of this LLC Agreement shall require, or give any Person the right to require, PubCo to file any amended tax return.
(h)   Notwithstanding anything to the contrary contained in this LLC Agreement, in the event of any conflict between Section 9.1 of the Business Combination Agreement and this LLC Agreement, Section 9.1 of the Business Combination Agreement shall control. The Company, the Company Representative, the Managing Member, and the Members hereby acknowledge and agree to the foregoing sentence and expressly agree to be bound by the terms of Section 9.1 of the Business Combination Agreement, including that with respect to any Audit of the Company or any of its Subsidiaries for any taxable period ending before or including the date of the Effective Time and for which a Push-Out Election is available, all such available elections shall be made in accordance with applicable Laws.

(i)   This Section 10.4 shall be interpreted to apply to Members and former Members and shall survive the Transfer of a Member’s Units and the termination, dissolution, liquidation and winding up of the Company and, for this purpose to the extent not prohibited by applicable Law, the Company shall be treated as continuing in existence.
Section 10.5   Withholding Tax Payments and Obligations.
(a)   If the Company or any other Person in which the Company holds an interest is required by Law to withhold or to make tax payments on behalf of or with respect to any Member, or the Company is subjected to tax itself (including any amounts withheld from amounts directly or indirectly payable to the Company or to any other Person in which the Company holds an interest) by reason of the status of any Member as such or that is specifically attributable to a Member (including federal, state, local or foreign withholding, personal property, unincorporated business or other taxes, the amount of any Imputed Tax Underpayments allocated to a Member in accordance with Section 10.4, and any interest, penalties, additions to tax, and expenses related to any such amounts) (“Tax Advances”), the Managing Member may cause the Company to withhold such amounts and cause the Company to make such tax payments as so required, and each Member hereby authorizes the Company to do so. All Tax Advances made on behalf of a Member shall be repaid by reducing the amount of the current or next succeeding Tax Distribution or Tax Distributions and, if applicable, the proceeds of liquidation that would otherwise have been made to such Member under this LLC Agreement; provided, that if a Tax Advance is made on behalf of a former Member, then such former Member shall indemnify and hold harmless the Company for the entire amount of such Tax Advance. For all purposes of this LLC Agreement, such Member shall be treated as having received the amount of the distribution, if applicable, that is equal to the Tax Advance at the time of such Tax Advance and (if applicable) as having paid such Tax Advance to the relevant taxing jurisdiction. Notwithstanding the foregoing, to the extent that the aggregate amount of Tax Advances for any period made on behalf of a Member exceeds the actual Tax Distributions that would have otherwise been made to such Member during the fifteen (15) months following such Tax Advances, then such Member shall indemnify and hold harmless the Company for the entire amount of such excess (which has not offset Tax Distributions pursuant to this Section 10.5); provided, that such indemnification obligation shall be the several obligation of such Member and shall not be treated as Capital Contributions. For the avoidance of doubt, any income taxes, penalties, additions to tax and interest payable by the Company or any fiscally transparent entity in which the Company owns an interest shall be treated as specifically attributable to the Members and shall be allocated among the Members such that the burden of (or any diminution in distributable proceeds resulting from) any such amounts is borne by those Members to whom such amounts are specifically attributable (whether as a result of their status, actions, inactions or otherwise, including pursuant to an allocation made under Section 10.4(c)), in each case as reasonably determined by the Company Representative.
(b)   This Section 10.5 shall be interpreted to apply to Members and former Members and shall survive the Transfer of a Member’s Units and the termination, dissolution, liquidation and winding up of the Company and, for this purpose to the extent not prohibited by applicable Law, the Company shall be treated as continuing in existence.
ARTICLE XI
DISSOLUTION
Section 11.1   Liquidating Events.   The Company shall dissolve and commence winding up and liquidating upon the first to occur of the following (each, a “Liquidating Event”):
(a)   the sale of all or substantially all of the assets of the Company;
(b)   the determination of the Managing Member to dissolve the Company;
(c)   the termination of the legal existence of the last remaining Member of the Company or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the Act; and
(d)   the entry of a decree of judicial dissolution under Section 18–802 of the Act.

The Liquidating Events described in clauses (a) and (b) above are subject to the consent rights set forth in Section 2.2 of the Investor Rights Agreement (if any, applicable to such Liquidating Event), subject to the terms and conditions thereof.
The Members hereby agree that the Company shall not dissolve prior to the occurrence of a Liquidating Event. In the event of a dissolution pursuant to Section 11.1, the relative economic rights of each class of Units immediately prior to such dissolution shall be preserved to the greatest extent practicable with respect to distributions made to Members pursuant to Section 11.3 in connection with such dissolution, taking into consideration tax and other legal constraints that may adversely affect one or more Members and subject to compliance with applicable Laws, unless, with respect to any class of Units, holders of at least seventy-five percent (75%) of the Units of such class consent in writing to a treatment other than as described above; provided that unless and until a Vesting Event has occurred with respect to the Restricted Common Units (including a Vesting Event as a result of such Liquidating Event), and in which case, solely with respect to that portion of the Restricted Common Units to which such Vesting Event relates, the Restricted Common Units shall not have any economic rights under this LLC Agreement.
Section 11.2   Bankruptcy.   For purposes of this LLC Agreement, the “bankruptcy” of a Member shall mean the occurrence of any of the following: (a) (i) any Governmental Entity shall take possession of any substantial part of the property of that Member or shall assume control over the affairs or operations thereof, or (ii) a receiver or trustee shall be appointed, or a writ, order, attachment or garnishment shall be issued with respect to any substantial part thereof, and such possession, assumption of control, appointment, writ or order shall continue for a period of ninety (90) consecutive days, (b) a Member shall (i) admit in writing its inability to pay its debts when due, or make an assignment for the benefit of creditors, (ii) apply for or consent to the appointment of any receiver, trustee or similar officer or for all or any substantial part of its property or (iii) institute (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debts, dissolution, liquidation, or similar proceeding under the Laws of any jurisdiction or (c) a receiver, trustee or similar officer shall be appointed for such Member or with respect to all or any substantial part of its property without the application or consent of that Member, and such appointment shall continue undischarged or unstayed for a period of ninety (90) consecutive days or any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceedings shall be instituted (by petition, application or otherwise) against that Member and shall remain undismissed for a period of ninety (90) consecutive days.
Section 11.3   Procedure.
(a)   In the event of the dissolution of the Company for any reason, the Managing Member (or in the event that there is no Managing Member or the Managing Member is in bankruptcy, any Person selected by the majority of Members holding Common Units) shall commence to wind up the affairs of the Company and, subject to Section 11.4(a), the Managing Member shall have full right to determine in good faith the time, manner and terms of any sale or sales of the property or other assets pursuant to such liquidation, having due regard to the activity and condition of the relevant market and general financial and economic conditions. The Members shall continue to share Profits and Losses during the period of liquidation in the same manner and proportion as immediately prior to the Liquidating Event. The Company shall engage in no further business except as may be necessary to preserve the value of the Company’s assets during the period of dissolution and liquidation.
(b)   Following the allocation of all Profits and Losses as provided in Article V, the net proceeds of the liquidation and any other funds of the Company shall be distributed in the following order of priority:
(i)   First, to the payment and discharge of all expenses of liquidation and discharge of all of the Company’s Liabilities to creditors (whether third parties or, to the fullest extent permitted by law, Members), in the order of priority as provided by Law, except any obligations to the Members in respect of their Capital Accounts or liabilities under 18-601 or 18-604 of the Act;
(ii)   Second, to set up such cash reserves which the Managing Member reasonably deems necessary for contingent, conditional or unmatured Liabilities or future payments described in this Section 11.3(b) (which reserves when they become unnecessary shall be distributed in accordance with the provisions of clause (iii), below); and

(iii)   Third, the balance to the Members in accordance with Section 6.1(a).
(c)   Except as provided in Section 11.4(b), no Member shall have any right to demand or receive property other than cash upon dissolution and termination of the Company.
(d)   Upon the completion of the liquidation of the Company and the distribution of all Company funds, the Company shall terminate and the Managing Member shall have the authority to execute and record a certificate of cancellation of the Company, as well as any and all other documents required to effectuate the dissolution and termination of the Company.
(e)   Prior to the distribution of the proceeds of the liquidation and any other funds of the Company in liquidation, a proper accounting shall be made from the date of the last previous accounting to the date of dissolution, and a final allocation of all items of income, gain, loss, deduction and credit in accordance with Article V shall be made in such a manner that, immediately before distribution of assets pursuant to Section 11.3(b)(iii), the positive balance of the Capital Account of each Member shall, to the greatest extent possible, be equal to the net amount that would so be distributed to such Member (and any non-cash assets to be distributed will first be written up or down to their Fair Market Value, thus creating hypothetical gain or loss (if any), which resulting hypothetical gain or loss shall be allocated to the Members’ Capital Accounts in accordance with the requirements of Treasury Regulation Section 1.704-1(b) and other applicable provisions of the Code and this LLC Agreement).
Section 11.4   Rights of Members.
(a)   Each Member irrevocably waives any right that it may have to maintain an action for partition with respect to the property of the Company.
(b)   Except as otherwise provided in this LLC Agreement, (i) each Member shall look solely to the assets of the Company for the return of its Capital Contributions, and (ii) no Member shall have priority over any other Member as to the return of its Capital Contributions, distributions or allocations, except with respect to the Distribution Catch-Up Payment as provided in Section 6.1(a). The right to a return of Capital Contributions shall be solely to the extent set forth in this LLC Agreement.
Section 11.5   Notices of Dissolution.   In the event a Liquidating Event occurs, the Company shall, within thirty (30) days thereafter, (a) provide written notice thereof to each of the Members and to all other parties with whom the Company regularly conducts business (as reasonably determined by the Managing Member), and (b) comply, in a timely manner, with all filing and notice requirements under the Act or any other applicable Law.
Section 11.6   Reasonable Time for Winding Up.   A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets in order to minimize any losses that might otherwise result from such winding up.
Section 11.7   No Deficit Restoration.   No Member shall be personally liable for a deficit Capital Account balance of that Member, it being expressly understood that the distribution of liquidation proceeds shall be made solely from existing Company assets.
ARTICLE XII
GENERAL
Section 12.1   Amendments; Waivers.
(a)   Except as otherwise provided in this LLC Agreement, the terms and provisions of this LLC Agreement may be altered, modified or amended (including by means of merger, consolidation or other business combination to which the Company is a party) only with the approval of the Managing Member; provided, that no alteration, modification or amendment shall be effective until written notice has been provided to the Members, and, for the avoidance of doubt, any Member, shall have the right to file an Exchange Notice prior to the effectiveness of such alteration, modification or amendment with respect to all of such Member’s remaining Common Units; provided, further, that no amendment to this LLC Agreement may (w) disproportionately and adversely affect a Member or remove a right or privilege granted to a Member, without such Member’s prior written consent (provided that the creation or issuance of any new

Unit or Equity Security of the Company permitted pursuant to Section 4.1 and Section 4.3 and any amendments or modifications to this LLC Agreement to the extent necessary to reflect such creation or issuance shall not be deemed to disproportionately and adversely affect a Member or remove a right or privilege specifically granted to a Member in any event); or (x) modify the limited liability of any Member, or increase the Liabilities of any Member, in each case, without the prior written consent of each such affected Member; or (y) alter or change any rights, preferences or privileges of any Units in a manner that is different or prejudicial relative to any other Units in the same class of Units, without the prior written consent of each such affected Member; or (z) modify the requirement that any action, election, decision or determination that is required to be approved or made by the Disinterested Majority (including in respect of Section 4.6) be so approved or made by the Disinterested Majority, without the prior written approval of the Disinterested Majority serving on the Board at such time as such modification is proposed to be made.
(b)   Notwithstanding the foregoing clause (a), the Managing Member, acting alone, may amend this LLC Agreement, including Exhibit A, (i) to reflect the admission of new Members, Transfers of Units, the issuance of additional Units, in each case in accordance with the terms of this LLC Agreement, and, subject to Section 12.1(a), subdivisions or combinations of Units made in accordance with Section 4.1(h) and (ii) as necessary, and solely to the extent necessary, based on the reasonable written advice of legal counsel or a qualified tax advisor (including any nationally recognized accounting firm) to the Company, to avoid the Company being classified as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.
(c)   No waiver of any provision or default under, nor consent to any exception to, the terms of this LLC Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.
Section 12.2   Further Assurances.   Each Party agrees that it will from time to time, upon the reasonable request of another Party, execute such documents and instruments and take such further action as may be reasonably required to carry out the provisions of this LLC Agreement. The consummation of Transfers, Exchanges and issuances of Equity Securities pursuant to this LLC Agreement shall be subject to, and conditioned on, the completion of any required regulatory filings with any applicable Governmental Entity (or the termination or expiration of any waiting period in connection therewith), including the expiration or termination of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, to the extent required in connection with such Transfer, Exchange or issuance. The Members shall reasonably cooperate in connection with any such filing.
Section 12.3   Successors and Assigns.   All of the terms and provisions of this LLC Agreement shall be binding upon the Parties and their respective successors and assigns, but shall inure to the benefit of and be enforceable by the successors and assigns of any Member only to the extent that they are permitted successors and assigns pursuant to the terms of this LLC Agreement. No Party may assign its rights under this LLC Agreement except as permitted pursuant to this LLC Agreement, including assignment of such rights to a Permitted Transferee and a Transferee of Units pursuant to and in accordance with Section 9.3.
Section 12.4   Entire Agreement.   This LLC Agreement, together with all Exhibits and Schedules to this LLC Agreement, the Business Combination Agreement, the Investor Rights Agreement, the Tax Receivable Agreement and all other Ancillary Agreements (as such term is defined in the Business Combination Agreement), constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions, whether oral or written, relating to such subject matter in any way and there are no warranties, representations or other agreements between the Parties in connection with such subject matter except as set forth in this LLC Agreement and therein.
Section 12.5   Rights of Members Independent.   The rights available to the Members under this LLC Agreement and at Law shall be deemed to be several and not dependent on each other and each such right accordingly shall be construed as complete in itself and not by reference to any other such right. Any one or more and/or any combination of such rights may be exercised by a Member and/or the Company from time to time and no such exercise shall exhaust the rights or preclude another Member from exercising any one or more of such rights or combination thereof from time to time thereafter or simultaneously.

Section 12.6   Governing Law; Waiver of Jury Trial; Jurisdiction.    The Law of the State of Delaware shall govern (a) all Actions, claims or matters related to or arising from this LLC Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this LLC Agreement, and the performance of the obligations imposed by this LLC Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS LLC AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS LLC AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS LLC AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS LLC AGREEMENT. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Action arising out of or relating to this LLC Agreement, agrees that all claims in respect of the Action shall be heard and determined in any such court and agrees not to bring any Action arising out of or relating to this LLC Agreement in any other courts. Nothing in this Section 12.6, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity. Each Party agrees that a final judgment in any Action so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.
Section 12.7   Headings.   The descriptive headings of the Articles, Sections and clauses of this LLC Agreement are for convenience only and do not constitute a part of this LLC Agreement.
Section 12.8   Counterparts; Electronic Delivery.   This LLC Agreement and any amendment hereto or any other agreements delivered pursuant to this LLC Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a contract and each Party forever waives any such defense.
Section 12.9   Notices.   All notices, demands and other communications to be given or delivered under this LLC Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (c) three (3) calendar days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 12.9, notices, demands and other communications shall be sent to the addresses indicated below:

If to the Company or the Managing Member:
Utz Brands, Inc.
900 High Street
Hanover, PA 17331
Attention:
Dylan Lissette

Email:
dlissette@utzsnacks.com

and
Utz Brands Holdings, LLC
900 High Street
Hanover, PA 17331
Attention:
Dylan Lissette

Email:
dlissette@utzsnacks.com

With copies to:
Kirkland & Ellis LLP
601 Lexington Ave.
New York, NY 10022
Attention:
Peter Martelli, P.C.
Lauren M. Colasacco, P.C.

Email:
peter.martelli@kirkland.com
lauren.colasacco@kirkland.com

Cozen O’Connor
One Liberty Place
1650 Market Street, Suite 2800
Philadelphia, PA 19103
Attention:
Larry Laubach

Email:
llaubach@cozen.com

If to the Continuing Members:
Series U of UM Partners, LLC
900 High Street
Hanover, PA 17331
Attention:
Dylan Lissette

Email:
dlissette@utzsnacks.com

With a copy to:
Cozen O’Connor
One Liberty Place
1650 Market Street, Suite 2800
Philadelphia, PA 19103
Attention:
Larry Laubach

Email:
llaubach@cozen.com

Section 12.10   Representation by Counsel; Interpretation.   The Parties acknowledge that each Party to this LLC Agreement has been represented by counsel in connection with this LLC Agreement and the transactions contemplated by this LLC Agreement. Accordingly, any rule of Law, or any legal decision that would require interpretation of any claimed ambiguities in this LLC Agreement against the Party that drafted it has no application and is expressly waived.
Section 12.11   Severability.   Whenever possible, each provision of this LLC Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable Law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this LLC Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this LLC Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible.
Section 12.12   Expenses.   Except as otherwise provided in this LLC Agreement (or as set forth in the Business Combination Agreement with respect to expenses incurred in connection with the entry into this LLC Agreement), each Party shall bear its own expenses in connection with the transactions contemplated by this LLC Agreement.
Section 12.13   No Third Party Beneficiaries.   Except as provided in Section 7.4 and Section 10.3(a), this LLC Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein, express or implied, shall give or be construed to give any Person, other than the Parties and such permitted assigns, any legal or equitable rights under this LLC Agreement.
Section 12.14   Confidentiality.   Except as required by applicable Law, each Member (other than the Managing Member) agrees to hold the Company’s Confidential Information in confidence and shall not, unless authorized in writing by the Managing Member, (a) disclose any Confidential Information to any third party or (b) use such information except in furtherance of the business of the Company; provided, however, that (i) each Member may disclose Confidential Information to such Member’s Affiliates, attorneys, accountants, consultants and other advisors who are bound by an obligation of confidentiality with respect to such Confidential Information; provided such Member will be responsible for any violation by any of its Affiliates, attorneys, accountants, consultants or other advisors of the confidentiality provisions in this Section 12.14, (ii) each Member may disclose Confidential Information as required in response to any summons, subpoena or other legal requirement, provided that such Member shall promptly notify the Managing Member in writing so the Company may seek a protective order or appropriate remedy, (iii) each Member may disclose Confidential Information to a proposed Transferee if such disclosure is reasonably required in connection with any proposed Transfer of Units to such Transferee pursuant to the terms of this LLC Agreement, and (iv) each Member may disclose Confidential Information to the extent necessary for such Member to prepare and file its tax returns, to respond to any inquiries regarding such tax returns from any taxing authority or to prosecute or defend any action, proceeding or audit by any taxing authority with respect to such tax returns.
Section 12.15   No Recourse.   Notwithstanding anything that may be expressed or implied in this LLC Agreement (except in the case of the immediately succeeding sentence) or any document, agreement, or instrument delivered contemporaneously herewith, and notwithstanding the fact that any Party may be a partnership or limited liability company, each Party hereto, by its acceptance of the benefits of this LLC Agreement, covenants, agrees and acknowledges that no Persons other than the Parties shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements, or instruments delivered contemporaneously herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Party (or any of their successors or permitted assignees), against any former, current, or future general or limited partner, manager, stockholder or member of any Party (or any of their successors or permitted assignees) or any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing, but in each case not including the Parties (each, but excluding for the avoidance of doubt, the Parties, a “Non-Party Affiliate”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of such Party against the Non-Party Affiliates, by the enforcement of any assessment or by any Action, or by virtue of any statute, regulation or other applicable Law, or otherwise; it being expressly agreed and acknowledged that no personal Liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Party Affiliate, as such, for any obligations of the applicable Party under this LLC Agreement or the transactions contemplated by this LLC Agreement, under any documents or instruments delivered contemporaneously herewith, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation. Notwithstanding the foregoing, a Non-Party Affiliate may have obligations under any documents, agreements or instruments delivered contemporaneously herewith or otherwise required by this LLC Agreement if such Non-Party Affiliate is party to such document, agreement or instrument. Except to the extent otherwise expressly set forth in, and subject in all cases to the terms and conditions of and limitations herein, this LLC Agreement may only be enforced against, and any claim or cause of action of any kind based upon, arising out of, or related to this LLC Agreement, or the negotiation, execution or performance of this LLC Agreement, may only be brought against the Persons that are expressly named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. Each Non-Party Affiliate is expressly intended as a third party beneficiary of this Section 12.15.
[Signatures on Next Page]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Third Amended and Restated Limited Liability Company Agreement to be executed as of the day and year first above written.
COMPANY:
UTZ BRANDS HOLDINGS, LLC
By:

Name:

Title:

MANAGING MEMBER:
UTZ BRANDS, INC.
By:

Name:

Title:

MEMBERS:
UTZ BRANDS, INC.
By:

Name:

Title:

SERIES U OF UM PARTNERS, LLC
By:

Name:

Title:

SERIES R OF UM PARTNERS, LLC
By:

Name:

Title:

ANNEX F
FORM OF INVESTOR RIGHTS AGREEMENT
THIS INVESTOR RIGHTS AGREEMENT (as it may be amended, supplemented or restated from time to time in accordance with the terms of this Investor Rights Agreement, the “Investor Rights Agreement”), dated as of [•], 2020 (the “Effective Date”), is made by and among (i) Utz Brands, Inc., a Delaware corporation formerly known as Collier Creek Holdings, a Cayman Islands exempted company (“PubCo”); (ii) Series U of UM Partners, LLC, a series of a Delaware limited liability company (“Series U”), in its own capacity and in its capacity as the Seller Representative hereunder; (iii) Series R of UM Partners, LLC, a series of a Delaware limited liability company (“Series R” and, together with Series U, the “Sellers”); (iv) Collier Creek Partners LLC, a Delaware limited liability company; (v) (A) Chinh E. Chu, (B) CC Collier Holdings, LLC, a Delaware limited liability company, (C) Roger K. Deromedi, (D) Roger K. Deromedi, as Trustee of the Roger K. Deromedi Revocable Trust, Dated 2/11/2000, Amended and Restated 11/9/2011, (E) Jason K. Giordano and (F) Erika Giordano, each in their capacity as a Founder Holder, (vi) [Sponsor Representative] and (vii) Antonio F. Fernandez, Matthew M. Mannelly, Craig D. Steeneck and William D. Toler (each, a “CCH Independent Director” and, collectively, the “CCH Independent Directors”). Each of PubCo, Sellers, Sponsor, the Sponsor Representative, each CCH Independent Director and each Founder Holder may be referred to herein as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, PubCo has entered into that certain Business Combination Agreement, dated as of June 5, 2020 (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “BCA”), by and among PubCo, Utz Brands Holdings, LLC (formerly known as UM-U Intermediate, LLC), a Delaware limited liability company (the “Operating Company”), and the Sellers, in connection with the business combination (the “Business Combination”) set forth in the BCA;
WHEREAS, pursuant to the BCA at the Closing, (i) PubCo acquired from the Sellers certain limited liability company interests of the Operating Company, (ii) the Sellers retained certain limited liability company interests in the Operating Company (the “Retained Company Units”) and certain unvested performance limited liability company interests in the Operating Company (the “Retained Restricted Company Units”), and PubCo issued to Sellers shares of Class V Common Stock of PubCo equal to the number of Retained Company Units, and (iii) the Sponsor and the CCH Independent Directors agreed to receive, instead of an aggregate of two million shares of Class A Common Stock of PubCo the Sponsor and the CCH Independent Directors would have received upon the consumation of the Business Combination upon the automatic conversion of their Class B Ordinary Shares of PubCo held prior thereto, two million shares of Class B Common Stock of PubCo (the “Restricted Sponsor Shares”);
WHEREAS, upon the consummation of the Business Combination, PubCo and the Sellers entered into that certain third amended and restated limited liability company agreement of the Operating Company (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “LLC Agreement”);
WHEREAS, pursuant to the LLC Agreement, upon satisfaction of the conditions set forth in the LLC Agreement, (i) the Retained Restricted Company Units will vest (the “Vested Retained Restricted Company Units”) and (ii) PubCo will issue to the Sellers that additional number of shares of the Class V Common Stock of PubCo equal to the number of the Vested Retained Restricted Company Units, and upon satisfaction of the conditions set forth in that certain letter agreement entered into with PubCo, the Sponsor, the Founder Holders and the CCH Independent Directors, dated June 5, 2020 (the “Sponsor Side Letter”), the Restricted Sponsor Shares will convert automatically into shares of Class A Common Stock of PubCo;
WHEREAS, each of the Sellers has the right to exchange the Utz Units, along with the cancelation of an equal number of shares of Class V Common Stock, for shares of Class A Common Stock pursuant to the terms and conditions of the LLC Agreement;
WHEREAS, PubCo, the Sponsor and the CCH Independent Directors entered into that certain Registration Rights Agreement, dated as of October 4, 2018 (the “Original RRA”);

WHEREAS, in connection with the execution of this Investor Rights Agreement, PubCo, the Sponsor and the CCH Independent Directors desire to terminate the Original RRA and replace it with this Investor Rights Agreement;
WHEREAS, on the Effective Date, the Parties desire to set forth their agreement with respect to governance, registration rights and certain other matters, in each case in accordance with the terms and conditions of this Investor Rights Agreement.
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Investor Rights Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1   Definitions.   As used in this Investor Rights Agreement, the following terms shall have the following meanings:
“Action” means any action, suit, charge, litigation, arbitration, or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.
“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith determination of the Board, after consultation with counsel to PubCo, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) PubCo has a bona fide business purpose for not making such information public.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise; provided that no Party shall be deemed an Affiliate of PubCo or any of its subsidiaries for purposes of this Investor Rights Agreement.
“Automatic Shelf Registration Statement” has the meaning set forth in Rule 405 promulgated by the SEC pursuant to the Securities Act.
“BCA” has the meaning set forth in the Recitals.
“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.
“Board” means the board of directors of PubCo.
“Business Combination” has the meaning set forth in the Recitals.
“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.
“Bylaws” means the bylaws of PubCo, as in effect on the Closing Date, as the same may be amended from time to time.
“CCH Independent Director” has the meaning set forth in the Preamble.
“Certificate of Incorporation” means the certificate of incorporation of PubCo, as in effect on the Closing Date, as the same may be amended from time to time.
“Class A Common Stock” means, as applicable, (a) the Class A common stock, par value $0.0001 per share, of PubCo, or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that are issued or issuable in

F-2

consideration for the Class A common stock or into which the Class A common stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Class B Common Stock” means, as applicable, (a) the Class B common stock, par value $0.0001 per share, of PubCo, or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that are issued or issuable in consideration for the Class B common stock or into which the Class B common stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Class V Common Stock” means, as applicable, (a) the Class V common stock, par value $0.0001 per share, of PubCo, or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person that are issued or issuable in consideration for the Class V common stock or into which the Class V common stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.
“Closing” has the meaning given to such term in the BCA.
“Closing Date” has the meaning given to such term in the BCA.
“Common Stock” means shares of the Class A Common Stock, the Class B Common Stock and the Class V Common Stock, including any shares of the Class A Common Stock, the Class B Common Stock and the Class V Common Stock issuable upon the exercise of any warrant or other right to acquire shares of the Class A Common Stock, the Class B Common Stock and the Class V Common Stock.
“Confidential Information” has the meaning set forth in Section 2.4.
“Demanding Holders” has the meaning set forth in Section 3.1(c).
“Economic Interests” mean (a) for the Sellers, (i) Utz Units and (ii) shares of Class A Common Stock, in each case owned by the Sellers and (b) for the Sponsor, 9,555,671.61 shares of Class A Common Stock plus any shares of Class A Common Stock issued upon the conversion of shares of Class B Common Stock pursuant to clause (B) below upon such conversion, in the case of clause (a) and (b), as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like. For purposes of computing the percentage of Economic Interests held by the Sponsor or the Sellers in Section 2.1, Section 2.2 or Section 5.4(b), in each case, Retained Restricted Company Units and Restricted Sponsor Shares shall (A) not be included as held as of the Closing Date or at the applicable time while unvested or while Class B Common Stock and (B) be included as being held as of the Closing Date and at the applicable time beginning only if and when they vest or convert into Class A Common Stock.
“Effective Date” has the meaning set forth in the Preamble.
“Equity Securities” means, with respect to any Person, all of the shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership or member interests therein), whether voting or nonvoting.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto, as the same shall be in effect from time to time.
“Family Member” means with respect to any Person, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such Person or any trust created for the benefit of such Person or of which any of the foregoing is a beneficiary.
“FINRA” means the Financial Industry Regulatory Authority, Inc.
“Form S-1 Shelf” has the meaning set forth in Section 3.1(a).

F-3

“Form S-3 Shelf” has the meaning set forth in Section 3.1(a).
“Forward Purchase Agreements” means those certain forward purchase agreements, dated as of September 7, 2018, among PubCo, the Sponsor and the CCH Independent Directors, as applicable, pursuant to which the Sponsor and the CCH Independent Directors each agreed to purchase an aggregate of 3,500,000 Class A ordinary shares of PubCo and 1,166,666 redeemable warrants to purchase Class A ordinary shares of PubCo in a private placement to occur concurently with the Closing.
“Foundation” means The Rice Family Foundation.
“Foundation Transfer” has the meaning set forth in the LLC Agreement.
“Foundation Transfer Amount” has the meaning set forth in the LLC Agreement.
“Founder Holder” means each of (i) Chinh E. Chu, (ii) CC Collier Holdings, LLC, (iii) Roger K. Deromedi, (iv) Roger K. Deromedi, as Trustee of the Roger K. Deromedi Revocable Trust, Dated 2/11/2000, Amended and Restated 11/9/2011, (v) Jason K. Giordano and (vi) Erika Giordano.
“Governmental Entity” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.
“Holder” means any holder of Registrable Securities who is a Party to, or who succeeds to rights under, this Investor Rights Agreement pursuant to Section 5.1; provided that a Party who does not hold Registrable Securities as of the Effective Date and who acquires Registrable Securities after the Effective Date will not be a Holder until such Party gives PubCo a representation in writing of the number of Registrable Securities it holds.
“Holder Information” has the meaning set forth in Section 3.10(b).
“Investor Rights Agreement” has the meaning set forth in the Preamble.
“Laws” means all laws, acts, statutes, constitutions, treaties, ordinances, codes, rules, regulations, and rulings of a Governmental Entity, including common law. All references to “Laws” shall be deemed to include any amendments thereto, and any successor Law, unless the context otherwise requires.
“LLC Agreement” has the meaning set forth in the Recitals.
“Lock-Up Period” has the meaning set forth in Section 4.1.
“Lock-Up Shares” has the meaning set forth in Section 4.1.
“Maximum Number of Securities” has the meaning set forth in Section 3.1(d).
“Minimum Takedown Threshold” has the meaning set forth in Section 3.1(c).
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus, in the light of the circumstances under which they were made, not misleading.
“Necessary Action” means, with respect to any Party and a specified result, all actions (to the extent such actions are not prohibited by applicable Law and within such Party’s control, and in the case of any action that requires a vote or other action on the part of the Board to the extent such action is consistent with fiduciary duties that the Company’s directors may have in such capacity) necessary to cause such result, including (a) calling special meetings of stockholders, (b) voting or providing a written consent or proxy, if applicable in each case, with respect to shares of Common Stock, (c) causing the adoption of stockholders’ resolutions and amendments to the Organizational Documents, (d) executing agreements and instruments, (e) making, or causing to be made, with Governmental Entities, all filings, registrations or similar actions that

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are required to achieve such result and (f) nominating certain Persons for election to the Board in connection with the annual or special meeting of stockholders of PubCo.
“Operating Company” has the meaning set forth in the Recitals.
“Original RRA” has the meaning set forth in the Recitals.
“Organizational Documents” means the Certificate of Incorporation and the Bylaws.
“Outside CEO” has the meaning set forth in Section 2.1(a).
“Party” has the meaning set forth in the Preamble.
“Permitted Transferee” means (a) with respect to any Person, (i) any Family Member of such Person, (ii) any Affiliate of such Person, and (iii) any Affiliate of any Family Member of such Person (excluding any Affiliate under this clause (iii) who operates or engages in a business which competes with the business of PubCo or the Operating Company), and (b) with respect to any Seller, (i) any member of the Rice Family, and (ii) any Affiliate of a member of the Rice Family (excluding any Affiliate under this clause (ii) who operates or engages in a business which competes with the business of PubCo or the Operating Company), but excluding the Foundation (and the Foundation shall not be a Permitted Transferee of (y) a Seller, or (z) a Permitted Transferee of a Seller, but the Foundation shall be entitled to the benefit of the Foundation Transfer).
“Person” means any natural person, sole proprietorship, partnership, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.
“Piggyback Registration” has the meaning set forth in Section 3.2(a).
“Prospectus” means the prospectus included in any Registration Statement, all amendments (including post-effective amendments) and supplements to such prospectus, and all material incorporated by reference in such prospectus.
“PubCo” has the meaning set forth in the Preamble.
“Registrable Securities” means (a) any shares of Class A Common Stock (including Class A Common Stock (i) to be issued pursuant to the LLC Agreement upon exchange of Utz Units, along with an equal number of shares of Class V Common Stock, and (ii) to be issued as a result of the conversion of the Restricted Sponsor Shares), (b) any Warrants or any shares of Class A Common Stock issued or issuable upon the exercise thereof and (c) any Equity Securities of PubCo or any Subsidiary of PubCo that may be issued or distributed or be issuable with respect to the securities referred to in clauses (a) or (b) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case held by a Holder, other than any security received pursuant to an incentive plan adopted by PubCo on or after the Closing Date; provided, however, that any such Registrable Securities shall cease to be Registrable Securities to the extent (A) a Registration Statement with respect to the sale of such Registrable Securities has become effective under the Securities Act and such Registrable Securities have been sold, transferred, disposed of or exchanged in accordance with the plan of distribution set forth in such Registration Statement, (B) such Registrable Securities shall have ceased to be outstanding or (C) such Registrable Securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” means a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and such registration statement becoming effective.
“Registration Expenses” means the out-of-pocket expenses of a Registration, including the following:
(a)
all registration and filing fees (including fees with respect to filings required to be made with FINRA) and any securities exchange on which the Class A Common Stock is then listed;

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(b)
fees and expenses of compliance with securities or blue sky Laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c)
printing, messenger, telephone and delivery expenses;

(d)
reasonable fees and disbursements of counsel for PubCo;

(e)
reasonable fees and disbursements of all independent registered public accountants of PubCo incurred specifically in connection with such Registration; and

(f)
reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders in an Underwritten Offering in an amount not to exceed $50,000 for each Registration.

“Registration Statement” means any registration statement that covers the Registrable Securities pursuant to the provisions of this Investor Rights Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holder” shall mean any Special Holder requesting piggyback rights pursuant to Section 3.2 of this Investor Rights Agreement with respect to an Underwritten Shelf Takedown.
“Representatives” means, with respect to any Person, any of such Person’s officers, directors, employees, agents, attorneys, accountants, actuaries, consultants, equity financing partners or financial advisors or other Person acting on behalf of such Person.
“Restricted Sponsor Shares” has the meaning set forth in the Recitals.
“Retained Company Units” has the meaning set forth in the Recitals.
“Retained Restricted Company Units” has the meaning set forth in the Recitals.
“Rice Family” means Michael W. Rice or any Family Member of Michael W. Rice.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and any successor thereto, as the same shall be in effect from time to time.
“Seller Director” has the meaning set forth in Section 2.1(a).
“Seller Representative” means Series U, or such other Person, which Person must be an Affiliate of the Sellers, who is identified as the replacement Seller Representative by the then existing Seller Representative giving prior written notice to PubCo.
“Sellers” has the meaning set forth in the Preamble.
“Series R” has the meaning set forth in the Preamble.
“Series U” has the meaning set forth in the Preamble.
“Shelf” has the meaning set forth in Section 3.1(a).
“Shelf Registration” means a registration of securities pursuant to a Registration Statement filed with the SEC in accordance with and pursuant to Rule 415 promulgated under the Securities Act.
“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.
“Shelf Registration Statement” means a Registration Statement of PubCo filed with the SEC on either (i) Form S-3 (or any successor form or other appropriate form under the Securities Act) or (ii) if PubCo is

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not permitted to file a Registration Statement on Form S-3, a Registration Statement on Form S-1 (or any successor form or other appropriate form under the Securities Act), in each case for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act covering the Registrable Securities, as applicable.
“Special Holder” means each of the Sponsor and each Seller, at such times as such Party is a Holder.
“Sponsor” means Collier Creek Partners LLC, or, upon its dissolution, the Founder Holders.
“Sponsor Director” has the meaning set forth in Section 2.1(a).
“Sponsor Representative” means Collier Creek Partners LLC or, after the dissolution of Collier Creek Partners LLC, [•], or such other Person who is an Affiliate of one or more of Chinh E. Chu, Roger K. Deromedi or Jason K. Giordano, who is identified as the replacement Sponsor Representative by the then existing Sponsor Representative giving prior written notice to PubCo and the Sellers.
“Sponsor Side Letter” has the meaning set forth in the Recitals.
“Subsequent Shelf Registration” has the meaning set forth in Section 3.1(b).
“Trading Day” means a day on which the New York Stock Exchange or such other principal United States securities exchange on which the Class A Common Stock is listed, quoted or admitted to trading and is open for the transaction of business (unless such trading shall have been suspended for the entire day).
“Transfer” means, when used as a noun, any voluntary or involuntary transfer, sale, pledge or hypothecation or other disposition by the Transferor (whether by operation of law or otherwise) and, when used as a verb, the Transferor voluntarily or involuntarily, transfers, sells, pledges or hypothecates or otherwise disposes of (whether by operation of law or otherwise), including, in each case, (a) the establishment or increase of a put equivalent position or liquidation with respect to, or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security or (b) entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.
“Underwriter” means any investment banker(s) and manager(s) appointed to administer the offering of any Registerable Securities as principal in an Underwritten Offering.
“Underwritten Offering” means a Registration in which securities of PubCo are sold to an Underwriter for distribution to the public.
“Underwritten Shelf Takedown” has the meaning set forth in Section 3.1(c).
“Utz Units” means Units (as defined in the LLC Agreement) owned by the Sellers or their Permitted Transferees, including the Retained Company Units and the Vested Retained Restricted Company Units.
“Utz Group” means, collectively, the Operating Company and its consolidated subsidiaries, including Utz Quality Foods.
“Utz Quality Foods” means Utz Quality Foods, LLC, a Delaware limited liability company.
“Vested Retained Restricted Company Units” has the meaning set forth in the Recitals.
“Warrants” means the following outstanding warrants of PubCo, each exercisable for one share of Class A Common Stock, (a) warrants to purchase 7,200,000 shares of Class A Common Stock issued to the Sponsor pursuant to that certain private placement warrants purchase agreement, dated October 4, 2018, by and among the Sponsor and PubCo, for a purchase price of $1.50 per warrant and (b) warrants to purchase 1,166,666 shares of Class A Common Stock issued to the Sponsor and the CCH Independent Directors pursuant to the Forward Purchase Agreements.
“Well-Known Seasoned Issuer” has the meaning set forth in Rule 405 promulgated by the SEC pursuant to the Securities Act.

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“Withdrawal Notice” has the meaning set forth in Section 3.1(e).
Section 1.2   Interpretive Provisions.   For all purposes of this Investor Rights Agreement, except as otherwise provided in this Investor Rights Agreement or unless the context otherwise requires:
(a)   the meanings of defined terms are applicable to the singular as well as the plural forms of such terms.
(b)   the words “hereof”, “herein”, “hereunder” and words of similar import, when used in this Investor Rights Agreement, refer to this Investor Rights Agreement as a whole and not to any particular provision of this Investor Rights Agreement.
(c)   references in this Investor Rights Agreement to any Law shall be deemed also to refer to such Law, and all rules and regulations promulgated thereunder.
(d)   whenever the words “include”, “includes” or “including” are used in this Investor Rights Agreement, they shall mean “without limitation.”
(e)   the captions and headings of this Investor Rights Agreement are for convenience of reference only and shall not affect the interpretation of this Investor Rights Agreement.
(f)   pronouns of any gender or neuter shall include, as appropriate, the other pronoun forms.
ARTICLE II
GOVERNANCE
Section 2.1   Board of Directors.
(a)   Composition of the Board.   The Sponsor, the Sellers and PubCo shall take all Necessary Action to cause the Board to be comprised of ten (10) directors, (i) five (5) of whom have been nominated by the Seller Representative, initially Dylan B. Lissette, Michael W. Rice, Timothy P. Brown, B. John Lindeman and John W. Altmeyer and thereafter designated pursuant to Section 2.1(b) or Section 2.1(e) of this Investor Rights Agreement (each, a “Seller Director”), (ii) five (5) of whom have been nominated by the Sponsor Representative, initially Roger K. Deromedi, Craig D. Steeneck, Antonio F. Fernandez, Christina Choi and Jason K. Giordano and thereafter designated pursuant to Section 2.1(c) or Section 2.1(e) of this Investor Rights Agreement (each, a “Sponsor Director”), provided that at such time as a chief executive officer that is not an Affiliate of either the Sellers or the Sponsor (the “Outside CEO”) is elected by the Board, the Sponsor, the Sellers and PubCo shall take all Necessary Action to cause (x) the Board to be comprised of eleven (11) directors, and (y) such Outside CEO to be elected to the Board as the eleventh member. At such time as the Outside CEO is elected to the Board as the eleventh member, and for so long as both the Sellers and their Permitted Transferees, on the one hand, and the Sponsor and its Permitted Transferees, on the other hand, Beneficially Own Economic Interests (in PubCo and the Operating Company, without duplication) representing at least 75% of the Economic Interests held by such Party(ies) immediately after the Closing (excluding for these purposes, with respect to the Sellers and their Permitted Transferees, from both the percentage Beneficially Owned immediately after the Closing and percentage then Beneficially Owned at any time, the Foundation Transfer Amount, from and after the occurrence of the Foundation Transfer), the Sponsor, the Sellers and PubCo shall take all Necessary Action to require that all actions of the Board be approved by seven (7) directors. The Sponsor, the Sellers and PubCo shall take all Necessary Action to cause the foregoing directors to be divided into three classes of directors, with each class serving for staggered three year-terms as follows:
(i)   the Class I directors shall include: two (2) Seller Directors, initially B. John Lindeman and John W. Altmeyer, and one (1) Sponsor Director, initially Jason K. Giordano;
(ii)   the Class II directors shall include: one (1) Seller Director, initially Michael W. Rice, and two (2) Sponsor Directors, initially Craig D. Steeneck and Antonio F. Fernandez; and
(iii)   the Class III directors shall include: two (2) Seller Directors, initially Timothy P. Brown and Dylan B. Lissette, and two (2) Sponsor Directors, initially Roger K. Deromedi and Christina Choi.

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The initial term of the Class I directors shall expire immediately following PubCo’s 2021 annual meeting of stockholders at which directors are elected. The initial term of the Class II directors shall expire immediately following PubCo’s 2022 annual meeting of stockholders at which directors are elected. The initial term of the Class III directors shall expire immediately following PubCo’s 2023 annual meeting at which directors are elected.
(b)   Seller Representation.   For so long as the Sellers and their Permitted Transferees Beneficially Own Economic Interests (in PubCo and the Operating Company, without duplication) representing at least the percentage, shown below, of the Economic Interests held by the Sellers immediately after the Closing (excluding for these purposes from both the percentage Beneficially Owned immediately after the Closing and percentage then Beneficially Owned at any time, the Foundation Transfer Amount, from and after the occurrence of the Foundation Transfer), PubCo, the Sponsor and the Sellers shall take all Necessary Action to include in the slate of nominees recommended by the Board for election as directors at each applicable annual or special meeting of stockholders at which directors are to be elected, that number of individuals designated by the Seller Representative that, if elected, will result in the Sellers having the number of directors serving on the Board that is shown below; provided, that after the number of Seller Directors is reduced because the percentage Beneficially Owned of such Economic Interests is reduced, the Sellers and their Permitted Transferees cannot subsequently increase the number of Seller Directors entitled to be designated as a result of their acquisition of Beneficial Ownership of additional Economic Interests (in PubCo and the Operating Company, without duplication).
Economic Interests Beneficially Owned by the Sellers (and their Permitted Transferees) as a Percentage of the Economic Interests Held by the Sellers on the Closing Date	Number of Seller Directors
75% or greater	5
60% or greater, but less than 75%	4
45% or greater, but less than 60%	3
30% or greater, but less than 45%	2
15% or greater, but less than 30%	1
Less than 15%	0
(c)   Sponsor Representation.   For so long as the Sponsor and its Permitted Transferees Beneficially Own Economic Interests in Pubco representing at least the percentage, shown below, of the Economic Interests held by the Sponsor immediately after the Closing, PubCo, the Sponsor and the Sellers shall take all Necessary Action to include in the slate of nominees recommended by the Board for election as directors at each applicable annual or special meeting of stockholders at which directors are to be elected that number of individuals designated by the Sponsor Representative that, if elected, will result in the Sponsor having the number of directors serving on the Board that is shown below; provided, that after the number of Sponsor Directors is reduced because the percentage Beneficially Owned of such Economic Interests is reduced, the Sponsor and its Permitted Transferees cannot subsequently increase the number of Sponsor Directors entitled to be designated as a result of its acquisition of Beneficial Ownership of additional Economic Interests in PubCo.
Economic Interests Beneficially Owned by the Sponsor (and its Permitted Transferees) as a Percentage of the Economic Interests Held by the Sponsor on the Closing Date	Number of Sponsor Directors
75% or greater	5
60% or greater, but less than 75%	4
45% or greater, but less than 60%	3
30% or greater, but less than 45%	2
15% or greater, but less than 30%	1
Less than 15%	0
(d)   Decrease in Directors.   Upon any decrease in the number of directors that the Seller Representative or the Sponsor Representative, as applicable, is entitled to designate for nomination to the Board pursuant

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to Section 2.1(b) or Section 2.1(c), the Sellers or the Sponsor, as applicable, shall take all Necessary Action to cause the appropriate number of Seller Directors or Sponsor Directors, as applicable, to offer to tender their resignation at least 60 days prior to the expected date of PubCo’s next annual meeting of stockholders. Notwithstanding the foregoing, the Nominating and Corporate Governance Committee may, in its sole discretion, recommend for nomination a Seller Director or Sponsor Director that has tendered his or her resignation pursuant to this Section 2.1(d).
(e)   Removal; Vacancies.   The Seller Representative or the Sponsor Representative, as applicable, shall have the exclusive right to (i) remove their nominees from the Board, and PubCo shall take all Necessary Action to cause the removal of any such nominee at the request of the applicable Party and (ii) designate directors for election to the Board to fill vacancies created by reason of death, removal or resignation of its nominees to the Board, and PubCo, the Sponsor and the Sellers shall take all Necessary Action to cause any such vacancies created pursuant to clause (i) or (ii) above to be filled by replacement directors designated by the applicable Party as promptly as practicable after such designation (and in any event prior to the next meeting or action of the Board or applicable committee). Notwithstanding anything to the contrary contained in this Section 2.1(e), no Party shall have the right to designate a replacement director, and PubCo shall not be required to take any action to cause any vacancy to be filled by any such designee, to the extent that election or appointment of such designee to the Board would result in a number of directors nominated or designated by such Party in excess of the number of directors that such Party is then entitled to nominate for membership on the Board pursuant to this Investor Rights Agreement.
(f)   Committees.   In accordance with PubCo’s Organizational Documents, (i) the Board shall establish and maintain committees of the Board for (x) Audit, (y) Compensation and (z) Nominating and Corporate Governance, and (ii) the Board may from time to time by resolution establish and maintain other committees of the Board. Subject to applicable Laws and stock exchange regulations, and subject to requisite independence requirements applicable to such committee, (i) for so long as the Sellers and their Permitted Transferees or the Sponsor and its Permitted Transferees, as applicable, Beneficially Own Economic Interests (in PubCo and the Operating Company, without duplication) representing at least 30% of the Economic Interests held by such Party(ies) immediately after the Closing (excluding for these purposes, with respect to the Sellers and their Permitted Transferees, from both the percentage Beneficially Owned immediately after the Closing and percentage then Beneficially Owned at any time, the Foundation Transfer Amount, from and after the occurrence of the Foundation Transfer), each of the Seller Representative and the Sponsor Representative shall have the right to have at least one director designated by such Party appointed to serve on each committee of the Board, and (ii) for so long as the Sellers and their Permitted Transferees or the Sponsor and its Permitted Transferees, as applicable, Beneficially Own Economic Interests (in PubCo and the Operating Company, without duplication) representing at least 15% (but less than 30%) of the Economic Interests held by such Party(ies) immediately after the Closing (excluding for these purposes, with respect to the Sellers and their Permitted Transferees, from both the percentage Beneficially Owned immediately after the Closing and percentage then Beneficially Owned at any time, the Foundation Transfer Amount, from and after the occurrence of the Foundation Transfer), each of the Seller Representative and the Sponsor Representative shall have the right to have at least one director designated by such Party appointed to serve on the following committees of the Board: (y) Compensation and (z) Nominating and Corporate Governance.
(g)   Reimbursement of Expenses.   PubCo shall reimburse the directors for all reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and any committees thereof, including travel, lodging and meal expenses.
(h)   Indemnification.   For so long as any Seller Director or Sponsor Director serves as a director of PubCo, (i) PubCo shall provide such Seller Director or Sponsor Director with the same expense reimbursement, benefits, indemnity, exculpation and other arrangements provided to the other directors of PubCo and (ii) PubCo shall not amend, alter or repeal any right to indemnification or exculpation covering or benefiting any Seller Director or Sponsor Director nominated pursuant to this Investor Rights Agreement as and to the extent consistent with applicable Law, the last sentence of Section 10.1(G) of the Certificate of Incorporation, Article VIII of the Certificate of Incorporation, Article IV of the Bylaws and any indemnification agreements with directors (whether such right is contained in the Organizational Documents or another document) (except to the extent such amendment or alteration permits PubCo to provide broader indemnification or exculpation rights on a retroactive basis than permitted prior thereto).

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Section 2.2   Actions Requiring Special Approval.   For so long as the Sellers and their Permitted Transferees continue to Beneficially Own Economic Interests (in the Operating Company and PubCo, without duplication) representing more than 50% of the Economic Interests held by the Sellers immediately after the Closing (excluding for these purposes from both the percentage Beneficially Owned immediately after the Closing and percentage then Beneficially Owned at any time, the Foundation Transfer Amount, from and after the occurrence of the Foundation Transfer), PubCo will not, and will not permit any member of the Utz Group to, undertake, or agree to undertake, whether directly or indirectly, any of the following without the prior written consent of the Seller Representative: (a) any transaction or series of related transactions that results in a direct or indirect sale (including by way of merger, consolidation, recapitalization, reorganization, Transfer, sale or other business combination or similar transaction) of greater than 50% of the property or assets, or greater than 50% of the voting securities, of PubCo (other than (i) pursuant to any offer to purchase securities made directly to the stockholders of PubCo that is not approved by the Board, (ii) any merger or issuance of voting securities that does not result in a Person or group of Persons acting together that would constitute a “group” for purposes of Section 13(d) of the Exchange Act becoming the holder of greater than 50% of the voting securities of PubCo or (iii) any reorganization or recapitalization that does not violate clauses (b) or (c) below)) or greater than 50% of the property or assets, or greater than 50% of the voting securities, of the Operating Company or Utz Quality Foods (including the voting securities, property or assets of the Utz Group, taken as a whole), (b) any liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of PubCo, the Operating Company or Utz Quality Foods, except for a liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) in connection with an involuntary case within the meaning of any bankruptcy Law, (c) any amendment to or modification of the Certificate of Incorporation or Bylaws of PubCo that materially and adversely impact the Sellers and their Permitted Transferees in their capacity as stockholders of PubCo or equityholders of the Operating Company, (d) any move of the corporate headquarters of PubCo or any member of the Utz Group currently headquartered in Hanover, Pennsylvania, (e) any name change of PubCo or any member of the Utz Group, and (f) take any corporate action that would have the effect of eliminating, or materially adversely affecting, any consent right to which the Sellers are then entitled pursuant to clauses (a) through (e) this Section 2.2.
Section 2.3   Voting Agreement.   Each of the Sponsor and the Sellers agrees to cast all votes as a stockholder of PubCo to which such Party is entitled in respect of its Common Stock, whether at any annual or special meeting of PubCo, by written consent or otherwise, so as to cause to be elected to the Board those individuals nominated in accordance with this Article II. Each of the Sponsor and the Sellers agrees not to take action to remove each other’s director nominees from office unless such removal is for cause or if the applicable Party is no longer entitled to nominate such director pursuant to Section 2.1.
Section 2.4   Sharing of Information.   To the extent permitted by antitrust, competition or any other applicable Law, each of the Sellers and the Sponsor agrees and acknowledges that the directors designated by the Seller Representative and the Sponsor Representative may share confidential, non-public information about PubCo and its subsidiaries (“Confidential Information”) with the Sellers and the Sponsor, respectively. Each of the Sellers and the Sponsor recognizes that it, or its Affiliates and Representatives, has acquired or will acquire Confidential Information the use or disclosure of which could cause PubCo substantial loss and damages that could not be readily calculated and for which no remedy at Law would be adequate. Accordingly, each of the Sellers and the Sponsor covenants and agrees with PubCo that it will not (and will cause its respective controlled Affiliates and Representatives not to) at any time, except with the prior written consent of PubCo, directly or indirectly, disclose any Confidential Information known to it to any third party, unless (a) such information becomes known to the public through no fault of such Party, (b) disclosure is required by applicable Law or court of competent jurisdiction or requested by a Governmental Entity; provided that such Party promptly notifies PubCo of such requirement or request and takes commercially reasonable steps, at the sole cost and expense of PubCo, to minimize the extent of any such required disclosure, (c) such information was available or becomes available to such Party before, on or after the Effective Date, without restriction, from a source (other than PubCo) without any breach of duty to PubCo or (d) such information was independently developed by such Party or its Representatives without the use of the Confidential Information. Nothing in this Investor Rights Agreement shall prohibit any of the Sellers and the Sponsor from disclosing Confidential Information to any Affiliate, Representative, limited partner, member or shareholder of such Party; provided that such Party shall be responsible for any breach of this Section 2.4 by any such Person. No Confidential Information shall be deemed to be

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provided to any Person, including any Affiliate of a Seller or Sponsor, unless such Confidential Information is actually provided to such Person.
Section 2.5   Legend.   In order to enforce the obligations set forth in this Article II, PubCo shall place restrictive legends in the form set forth below on the certificates or book entries representing the Registrable Securities subject to this Investor Rights Agreement, including any Registrable Securities Transferred to a Permitted Transferee. Within two (2) Business Days of PubCo’s receiving a request to remove such legend by a Holder or the duly appointed transfer agent of PubCo, PubCo shall notify the Sponsor Representative and the Seller Representative of such request in writing, including the number of Registrable Securities with respect to which such request relates and, if in connection with a proposed Transfer, the date such Transfer is, or is to be, effected. All certificates or book entries representing Registrable Securities, as the case may be, shall bear a legend substantially in the following form:
THESE SECURITIES ARE SUBJECT TO THE RESTRICTIONS SET FORTH IN THE INVESTOR RIGHTS AGREEMENT, DATED [•], 2020 (THE “INVESTOR RIGHTS AGREEMENT”), BY AND AMONG UTZ BRANDS, INC. (THE “COMPANY”), SERIES U OF UM PARTNERS, LLC, SERIES R OF UM PARTNERS, LLC, COLLIER CREEK PARTNERS LLC AND CERTAIN INDIVIDUALS NAMED THEREIN, AS THE SAME MAY BE AMENDED OR RESTATED FROM TIME TO TIME (COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE COMPANY AND SHALL BE PROVIDED FREE OF CHARGE TO ANY PARTY MAKING A BONA FIDE REQUEST THEREFOR). AND NO TRANSFER OF THESE SECURITIES WILL BE VALID OR EFFECTIVE UNTIL ANY CONDITIONS CONTAINED IN THE INVESTOR RIGHTS AGREEMENT, IF ANY, HAVE BEEN FULFILLED.
ARTICLE III
REGISTRATION RIGHTS
Section 3.1   Shelf Registration.
(a)   Filing.   PubCo shall file, within 30 days of the Closing Date, a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), or if PubCo is ineligible to use a Form S-3 Shelf, a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf,” and together with the Form S-3 Shelf (and any Subsequent Shelf Registration), the “Shelf”), in each case, covering the resale of all Registrable Securities (determined as of two Business Days prior to such filing) on a delayed or continuous basis. PubCo shall use its commercially reasonable efforts to cause the Shelf to become effective under the Securities Act as soon as practicable after such filing, but in no event later than sixty (60) days after the initial filing thereof. The Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Special Holder. PubCo shall maintain the Shelf in accordance with the terms of this Investor Rights Agreement, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep such Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event PubCo files a Form S-1 Shelf, PubCo shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after PubCo is eligible to use Form S-3.
(b)   Subsequent Shelf Registration.   If any Shelf ceases to be effective under the Securities Act for any reason at any time while there are any Registrable Securities, PubCo shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional Registration Statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all outstanding Registrable Securities from time to time, and pursuant to any method or combination of methods legally available to, and requested by, any Special Holder. If a Subsequent Shelf Registration is filed, PubCo shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an

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Automatic Shelf Registration Statement if PubCo is a Well-Known Seasoned Issuer) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that PubCo is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, PubCo, upon request of a Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at PubCo’s option, the Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms of this Investor Rights Agreement.
(c)   Requests for Underwritten Shelf Takedowns.   At any time and from time to time after the Shelf has been declared effective by the SEC, the Special Holders may request to sell all or any portion of their Registrable Securities in an underwritten offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that PubCo shall only be obligated to effect an Underwritten Shelf Takedown if such offering (i) shall include securities with a total offering price (exclusive of piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $10.0 million (the “Minimum Takedown Threshold”) or (ii) shall be made with respect to all of the Registrable Securities of the Demanding Holder, provided that any request for an Underwritten Shelf Takedown pursuant to this clause (ii) made by the Sponsor Representative as representative of the Founder Holders, shall apply to all Registrable Securities then held by the Founder Holders. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to PubCo, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown, provided that each Holder agrees that the fact that such a notice has been delivered shall constitute Confidential Information subject to Section 2.4. The Special Holders that requested such Underwritten Shelf Takedown (the “Demanding Holders”) shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally or regionally recognized investment banks), and to agree to the pricing and other terms of such offering; provided that such selection shall be subject to the consent of PubCo, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary contained in this Investor Rights Agreement, in no event shall any Special Holder or any Transferee thereof request an Underwritten Shelf Takedown during the Lock-Up Period. There shall be no limit to the number of Underwritten Shelf Takedowns that may be requested by any Special Holder, subject to the proviso in the first sentence of this Section 3.1(c).
(d)   Reduction of Underwritten Shelf Takedowns.   If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advise PubCo, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other Equity Securities that PubCo desires to sell and all other Common Stock or other Equity Securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggyback registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of Equity Securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then PubCo shall include in such Underwritten Offering, as follows: at all times (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Common Stock or other Equity Securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other Equity Securities of other Persons that PubCo is obligated to include in such Underwritten Offering pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.

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(e)   Withdrawal.   Any of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to PubCo and the Underwriter or Underwriters (if any) of such Demanding Holder’s intention to withdraw from such Underwritten Shelf Takedown, prior to the public announcement of the Underwritten Shelf Takedown by PubCo; provided that a Special Holder may elect to have PubCo continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied or if the Underwritten Shelf Takedown would be made with respect to all of the Registrable Securities of such Special Holder. Following the receipt of any Withdrawal Notice, PubCo shall promptly forward such Withdrawal Notice to any other Special Holders that had elected to participate in such Underwritten Shelf Takedown. Notwithstanding anything to the contrary contained in this Investor Rights Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with the Underwritten Shelf Takedown prior to delivery of a Withdrawal Notice under this Section 3.1(e).
(f)   Long-Form Demands.   Upon the expiration of the Lock-Up Period and during such times as no Shelf is effective, each Special Holder may demand that PubCo file a Registration Statement on Form S-1 for the purpose of conducting an Underwritten Offering of any or all of such Special Holder’s Registrable Securities. PubCo shall file such Registration Statement within 30 days of receipt of such demand and use its commercially reasonable efforts to cause the same to be declared effective within 60 days of filing. The provisions of Sections 3.1(c), (d) and (e) shall apply to this Section 3.1(f) as if a demand under this Section 3.1(f) were an Underwritten Shelf Takedown, provided that in order to withdraw a demand under this Section 3.1(f), such withdrawal must be received by PubCo prior to PubCo having publicly filed a Registration Statement pursuant to this Section 3.1(f).
Section 3.2   Piggyback Registration.
(a)   Piggyback Rights.   If PubCo or any Special Holder proposes to conduct a registered offering of, or if PubCo proposes to file a Registration Statement under the Securities Act with respect to an offering of Equity Securities of PubCo, or securities or other obligations exercisable or exchangeable for, or convertible into Equity Securities of PubCo, for its own account or for the account of stockholders of PubCo (or by PubCo and by the stockholders of PubCo including an Underwritten Shelf Takedown pursuant to Section 3.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to PubCo’s existing stockholders, or (iii) for a dividend reinvestment plan, then PubCo shall give written notice of such proposed offering to all Special Holders as soon as practicable but not less than four calendar days before the anticipated filing date of such Registration Statement or, in the case of an underwritten offering pursuant to a Shelf Registration, the launch date of such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any and if known, in such offering, and (B) offer to all of the Special Holders the opportunity to include in such registered offering such number of Registrable Securities as such Special Holders may request in writing within three calendar days after receipt of such written notice (such registered offering, a “Piggyback Registration”); provided that each Holder agrees that the fact that such a notice has been delivered shall constitute Confidential Information subject to Section 2.4. PubCo shall cause such Registrable Securities to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Special Holders pursuant to this Section 3.2(a) to be included in a Piggyback Registration on the same terms and conditions as any similar securities of PubCo included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Special Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Special Holder’s agreement to abide by the terms of Section 3.6 below.
(b)   Reduction of Piggyback Registration.   If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration (other than an Underwritten Shelf Takedown), in good faith, advises PubCo and the Special Holders participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other Equity Securities that PubCo desires to sell, taken together with (i) the Common Stock or other Equity Securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual

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arrangements with Persons other than the Special Holders hereunder and (ii) the Common Stock or other Equity Securities, if any, as to which registration has been requested pursuant to Section 3.2 hereof, exceeds the Maximum Number of Securities, then:
(i)   If the Registration is initiated and undertaken for PubCo’s account, PubCo shall include in any such Registration (A) first, the Common Stock or other Equity Securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Special Holders exercising their rights to register their Registrable Securities pursuant to Section 3.2(a) (pro rata based on the respective number of Registrable Securities that each Special Holder has requested be included in such Registration), which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other Equity Securities, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other stockholders of PubCo, which can be sold without exceeding the Maximum Number of Securities; or
(ii)   If the Registration is pursuant to a request by Persons other than the Special Holders, then PubCo shall include in any such Registration (A) first, the Common Stock or other Equity Securities, if any, of such requesting Persons, other than the Special Holders, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Special Holders exercising their rights to register their Registrable Securities pursuant to Section 3.2(a) (pro rata based on the respective number of Registrable Securities that each Special Holder has requested be included in such Registration) which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other Equity Securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Common Stock or other Equity Securities, if any, for the account of other Persons that PubCo is obligated to register pursuant to separate written contractual piggyback registration rights of such Persons, which can be sold without exceeding the Maximum Number of Securities.
Notwithstanding anything to the contrary in this Section 3.2(b), in the event a Demanding Holder has submitted notice for a bona fide Underwritten Shelf Takedown and all sales pursuant to such Underwritten Shelf Takedown pursuant to Section 3.1 have not been effected in accordance with the applicable plan of distribution or submitted a Withdrawal Notice prior to such time that PubCo has given written notice of a Piggyback Registration to all Special Holders pursuant to Section 3.2, then any reduction in the number of Registrable Securities to be offered in such offering shall be determined in accordance with Section 3.1(d), instead of this Section 3.2(b).
(c)   Piggyback Registration Withdrawal.   Any Special Holder shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to PubCo and the Underwriter or Underwriters (if any) of such Special Holder’s intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the SEC with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. PubCo (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the SEC in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary set forth in this Investor Rights Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 3.2(c).
Section 3.3   Restriction on Transfer.   In connection with any Underwritten Offering of Equity Securities of PubCo, each Holder that holds more than 2.5% of the issued and outstanding Common Stock (after giving effect to the exchange of all outstanding Utz Units), agrees that it shall not Transfer any

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Common Stock (other than those included in such offering pursuant to this Investor Rights Agreement), without the prior written consent of PubCo, during the seven days prior to and the 90-day period beginning on the date of pricing of such offering, except in the event the Underwriter managing the offering otherwise agrees by written consent, and further agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders). Notwithstanding the foregoing, a Holder shall not be subject to this Section 3.3 with respect to an Underwritten Offering unless each Holder that holds at least 2.5% of the issued and outstanding Common Stock (after giving effect to the exchange of all outstanding Utz Units) and each of PubCo’s directors and executive officers have executed a lock-up on terms at least as restrictive with respect to such Underwritten Offering as requested of the Holders.
Section 3.4   General Procedures.   In connection with effecting any Registration and/or Shelf Takedown, subject to applicable Law and any regulations promulgated by any securities exchange on which PubCo’s Equity Securities are then listed, each as interpreted by PubCo with the advice of its counsel, PubCo shall use its reasonable best efforts (except as set forth in clause (d) below) to effect such Registration to permit the sale of the Registrable Securities included in such Registration in accordance with the intended plan of distribution thereof, and pursuant thereto PubCo shall, as expeditiously as possible:
(a)   prepare and file with the SEC as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;
(b)   prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Special Holder or as may be required by the rules, regulations or instructions applicable to the registration form used by PubCo or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
(c)   prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Special Holders of Registrable Securities included in such Registration, and such Special Holders’ legal counsel, if any, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters or the Special Holders of Registrable Securities included in such Registration or the legal counsel for any such Special Holders, if any, may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Special Holders;
(d)   prior to any public offering of Registrable Securities, use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” Laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Entities as may be necessary by virtue of the business and operations of PubCo and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that PubCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
(e)   cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by PubCo are then listed;
(f)   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

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(g)   advise each Holder of Registrable Securities covered by a Registration Statement, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
(h)   at least three calendar days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus furnish a draft thereof to each Special Holder of Registrable Securities included in such Registration Statement, or its counsel, if any (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);
(i)   notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.7 hereof;
(j)   permit Representatives of the Special Holders, the Underwriters, if any, and any attorney, consultant or accountant retained by such Special Holders or Underwriter to participate, at each such Person’s own expense except to the extent such expenses constitute Registration Expenses, in the preparation of the Registration Statement, and cause PubCo’s officers, directors and employees to supply all information reasonably requested by any such Representative, Underwriter, attorney, consultant or accountant in connection with the Registration; provided, however, that such Persons agree to confidentiality arrangements reasonably satisfactory to PubCo, prior to the release or disclosure of any such information;
(k)   obtain a “cold comfort” letter, and a bring-down thereof, from PubCo’s independent registered public accountants in the event of an Underwritten Offering which the participating Special Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to the participating Special Holders;
(l)   on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurances letter, dated such date, of counsel representing PubCo for the purposes of such Registration, addressed to the Special Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Special Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to the participating Special Holders;
(m)   in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;
(n)   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months beginning within three months after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the SEC);
(o)   if an Underwritten Offering involves Registrable Securities with a total offering price (including piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $35.0 million, use its reasonable best efforts to make available senior executives of PubCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and
(p)   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested, by the Special Holders, in connection with such Registration.
Section 3.5   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by PubCo. It is acknowledged by the Holders that the Holders selling any Registrable Securities in an offering

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shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing such Holders, in each case pro rata based on the number of Registrable Securities that such Holders have sold in such Registration.
Section 3.6   Requirements for Participating in Underwritten Offerings.   Notwithstanding anything to the contrary contained in this Investor Rights Agreement, if any Holder does not provide PubCo with its requested Holder Information, PubCo may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if PubCo determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No Person may participate in any Underwritten Offering of Equity Securities of PubCo pursuant to a Registration under this Investor Rights Agreement unless such Person (a) agrees to sell such Person’s Registrable Securities on the basis provided in any underwriting and other arrangements approved by PubCo in the case of an Underwritten Offering initiated by PubCo, and approved by the Demanding Holders in the case of an Underwritten Offering initiated by the Demanding Holders and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. Subject to the minimum thresholds set forth in Section 3.1(c) and 3.4(o) of this Investor Rights Agreement, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.6 shall not affect the registration of the other Registrable Securities to be included in such Registration.
Section 3.7   Suspension of Sales; Adverse Disclosure.   Upon receipt of written notice from PubCo that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (and PubCo hereby covenants to prepare and file such supplement or amendment as soon as practicable after giving such notice), or until it is advised in writing by PubCo that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require PubCo to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s control, PubCo may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than 90 days in any 12-month period, determined in good faith by PubCo to be necessary for such purpose. In the event PubCo exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to such Registration in connection with any sale or offer to sell Registrable Securities. PubCo shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.7.
Section 3.8   Reporting Obligations.   As long as any Holder shall own Registrable Securities, PubCo, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by PubCo after the Effective Date pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the SEC pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished to the Holders pursuant to this Section 3.8.
Section 3.9   Other Obligations.   In connection with a Transfer of Registrable Securities exempt from Section 5 of the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within the Prospectus and pursuant to the Registration Statement of which such Prospectus forms a part, PubCo shall, subject to applicable Law, as interpreted by PubCo with the advice of counsel, and the receipt of any customary documentation required from the applicable Holders in connection therewith, (a) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being Transferred and (b) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under clause (a). In addition, PubCo shall cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with the aforementioned Transfers; provided, however, that PubCo shall have no obligation

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to participate in any “road shows” or assist with the preparation of any offering memoranda or related documentation with respect to any Transfer of Registrable Securities in any transaction that does not constitute an Underwritten Offering.
Section 3.10   Indemnification and Contribution.
(a)   PubCo agrees to indemnify, to the extent permitted by Law, each Holder of Registrable Securities, its officers, managers, directors and Representatives and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by, resulting from, arising out of or based upon (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) any violation or alleged violation by PubCo of the Securities Act or any other similar federal or state securities Laws, except in each case insofar as the same are caused by or contained in any information furnished in writing to PubCo by such Holder expressly for use therein. PubCo shall indemnify the Underwriters, their officers and directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing sentence with respect to the indemnification of each Holder.
(b)   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to PubCo in writing such information and affidavits as PubCo reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by Law, such Holder shall indemnify PubCo, its directors and officers and each Person who controls PubCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing sentence with respect to indemnification of PubCo.
(c)   Any Person entitled to indemnification under this Section 3.10 shall (i) give prompt written notice to the indemnifying party of any claim with respect to which such Person seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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(d)   The indemnification provided under this Investor Rights Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, manager, director, Representative or controlling Person of such indemnified party and shall survive the Transfer of securities.
(e)   If the indemnification provided in this Section 3.10 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 3.10(e) shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a Party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 3.10(a), 3.10(b) and 3.10(c), any legal or other fees, charges or expenses reasonably incurred by such Party in connection with any investigation or proceeding. The Parties agree that it would not be just and equitable if contribution pursuant to this Section 3.10(e) were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 3.10(e). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 3.10(e) from any Person who was not guilty of such fraudulent misrepresentation.
Section 3.11   Other Registration Rights.   Other than the registration rights set forth in the Original RRA, PubCo represents and warrants that no Person, other than a Holder of Registrable Securities pursuant to this Investor Rights Agreement, has any right to require PubCo to register any securities of PubCo for sale or to include such securities of PubCo in any Registration Statement filed by PubCo for the sale of securities for its own account or for the account of any other Person. Further, each of PubCo, the Sponsor and the Sponsor Representative represents and warrants that this Investor Rights Agreement supersedes any other registration rights agreement or agreement.
Section 3.12   Rule 144.   With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act, PubCo covenants that it will (a) make available at all times information necessary to comply with Rule 144, if such Rule is available with respect to resales of the Registrable Securities under the Securities Act, and (b) take such further action as the Holders may reasonably request, all to the extent required from time to time to enable them to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (if available with respect to resales of the Registrable Securities), as such rule may be amended from time to time. Upon the request of any Holder, PubCo will deliver to such Holder a written statement as to whether PubCo has complied with such information requirements, and, if not, the specific reasons for non-compliance.
Section 3.13   Term.   Article III shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.10 shall survive any such termination with respect to such Holder.
Section 3.14   Holder Information.   Each Holder agrees, if requested in writing by PubCo, to represent to PubCo the total number of Registrable Securities held by such Holder in order for PubCo to make determinations under this Investor Rights Agreement, including for purposes of Section 3.12 hereof.
Section 3.15   Termination of Original RRA.   Upon the Closing, PubCo, the Sponsor and the CCH Independent Directors hereby agree that the Original RRA and all of the respective rights and obligations of the parties thereunder are hereby terminated in their entirety and shall be of no further force or effect.

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Section 3.16   Distributions.
(a)   In the event that, pursuant to a dissolution of the Sponsor, the Sponsor distributes all of its Registrable Securities to its members, the Founder Holders shall be treated as the Sponsor under this Investor Rights Agreement; provided that such Founders Holders, taken as a whole, shall not be entitled to rights in excess of those conferred on the Sponsor, as if the Sponsor remained a single entity party to this Investor Rights Agreement.
(b)   In the event that the Sellers distribute all of their Registrable Securities to their members, such distributees shall be treated as the Sellers under this Investor Rights Agreement; provided that such distributees, taken as a whole, shall not be entitled to rights in excess of those conferred on the Sellers, as if they remained a single party to this Investor Rights Agreement.
Section 3.17   Adjustments.   If there are any changes in the Common Stock as a result of stock split, stock dividend, combination or reclassification, or through merger, consolidation, recapitalization or other similar event, appropriate adjustment shall be made in the provisions of this Investor Rights Agreement, as may be required, so that the rights, privileges, duties and obligations under this Investor Rights Agreement shall continue with respect to the Common Stock as so changed.
ARTICLE IV
LOCK-UP
Section 4.1   Lock-Up.
(a)   Other than pursuant to the LLC Agreement, no Special Holder (including a Founder Holder) or CCH Independent Director shall Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Shares (as defined below) Beneficially Owned or otherwise held by such Person during the Lock-Up Period (as defined below); provided, that such prohibition shall not apply to Transfers permitted pursuant to Section 4.2. The “Lock-Up Period” shall be the period commencing on the Closing Date and ending on the earlier of (i) the date that is one year following the Closing Date and (ii) the date that the closing price of a share of Class A Common Stock on the New York Stock Exchange or such other principal United States securities exchange on which the Class A Common Stock is listed, quoted or admitted to trading equals or exceeds $12.00 for any 20 Trading Days within any 30-Trading Day period commencing at least 150 days after the Closing Date. The “Lock-Up Shares” means (i) the Equity Securities in PubCo and the Operating Company held by the Special Holders or the CCH Independent Directors as of the Closing Date, including Class A Common Stock and Class V Common Stock, (ii) the Retained Restricted Company Units and the Restricted Sponsor Shares, in each case, to the extent vested prior to the end of the Lock-Up Period and (iii) shares of Class A Common Stock issued pursuant to the LLC Agreement upon exchange of Utz Units held as of the Closing Date, along with an equal number of Class V Common Stock, for Class A Common Stock; provided however that (x) any Equity Securities purchased by the Sponsor, Founder Holders, or CCH Independent Directors pursuant to one or more Forward Purchase Agreements entered into with PubCo in connection with PubCo’s initial public offering and (y) Equity Securities up to the Foundation Transfer Amount transferred to the Foundation pursuant to the LLC Agreement, in each case shall not be “Lock-Up Shares” under this Investor Rights Agreement.
(b)   During the Lock-Up Period, any purported Transfer of Lock-Up Shares other than in accordance with this Investor Rights Agreement shall be null and void, and PubCo shall refuse to recognize any such Transfer for any purpose.
(c)   The Special Holders and the CCH Independent Directors acknowledge and agree that, notwithstanding anything to the contrary contained in this Investor Rights Agreement, the Equity Securities in the Operating Company (including Retained Company Units and Retained Restricted Company Units), Restricted Sponsor Shares, shares of Class V Common Stock and shares of Class A Common Stock, in each case, Beneficially Owned by such Person shall remain subject to any restrictions on Transfer under applicable securities Laws of any Governmental Entity, including all applicable holding periods under the Securities Act and other rules of the SEC.
Section 4.2   Permitted Transfers.   Notwithstanding anything to the contrary contained in this Investor Rights Agreement, during the Lock-Up Period, the Special Holders and the CCH Independent

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Directors may Transfer, without the consent of PubCo, any of such Person’s Lock-Up Shares to (i) any of such Person’s Permitted Transferees, upon written notice to PubCo and, in the case of such a Transfer by the Sponsor (including a Founder Holder) or any CCH Independent Director, the Seller Representative, and in the case of such a Transfer by a Seller or its Permitted Transferees, the Sponsor Representative or (ii) (a) a charitable organization, upon written notice to PubCo and, in the case of such a Transfer by the Sponsor (including a Founder Holder) or any CCH Independent Director, the Seller Representative, and in the case of such a Transfer by a Seller or its Permitted Transferees, the Sponsor Representative; (b) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (c) in the case of an individual, pursuant to a qualified domestic relations order; or (d) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of PubCo’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Business Combination; provided, that in connection with any Transfer of such Lock-Up Shares pursuant to clause (ii) above, (x) the restrictions and obligations contained in Section 4.1 and this Section 4.2 will continue to apply to such Lock-Up Shares after any Transfer of such Lock-Up Shares, and (y) the Transferee of such Lock-Up Shares shall have no rights under this Investor Rights Agreement, unless, for the avoidance of doubt, such Transferee is a Permitted Transferee in accordance with this Investor Rights Agreement. Any Transferee of Lock-Up Shares who is a Permitted Transferee of the Transferor pursuant to this Section 4.2 shall be required, at the time of and as a condition to such Transfer, to become a party to this Investor Rights Agreement, the Standstill Agreement (as defined below) and, if applicable, the Sponsor Side Letter by executing and delivering a joinder in the form attached to this Investor Rights Agreement as Exhibit A, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of this Investor Rights Agreement, the Standstill Agreement and, if applicable, the Sponsor Side Letter.
ARTICLE V
GENERAL PROVISIONS
Section 5.1   Assignment; Successors and Assigns; No Third Party Beneficiaries.
(a)   Except as otherwise permitted pursuant to this Investor Rights Agreement, no Party may assign such Party’s rights and obligations under this Investor Rights Agreement, in whole or in part, without the prior written consent of the Seller Representative, in the case of an assignment by the Sponsor (including a Founder Holder) or a CCH Independent Director, or the Sponsor Representative, in the case of an assignment by a Seller. Any such assignee may not again assign those rights, other than in accordance with this Article V. Any attempted assignment of rights or obligations in violation of this Article V shall be null and void.
(b)   Notwithstanding anything to the contrary contained in this Investor Rights Agreement (other than the succeeding sentence of this Section 5.1(b)), (i) prior to the expiration of the Lock-up Period to the extent applicable to such Holder, no Holder may Transfer such Holder’s rights or obligations under this Investor Rights Agreement in connection with a Transfer of such Holder’s Registrable Securities, in whole or in part, except in connection with a Transfer pursuant to Section 4.2; and (ii) after the expiration of the Lock-up Period to the extent applicable to such Holder, a Holder may Transfer such Holder’s rights or obligations under this Investor Rights Agreement in connection with a Transfer of such Holder’s Registrable Securities, in whole or in part, to (x) any of such Holder’s Permitted Transferees, or (y) any Person with the prior written consent of PubCo. In no event can the Sponsor (including the Founder Holders), the Sponsor Representative or the Sellers or the Seller Representative assign any of such Person’s rights under Section 2.1. Any Transferee of Registrable Securities pursuant to this Section 5.1(b) shall be required, at the time of and as a condition to such Transfer, to become a party to this Investor Rights Agreement, and, to the extent a Permitted Transferee of the Transferor, that certain Standstill Agreement, dated the date hereof, among PubCo and the other persons party thereto (the “Standstill Agreement”) and, if applicable, that certain Sponsor Side Letter, by executing and delivering a joinder in the form attached to this Investor Rights Agreement as Exhibit A, whereupon such Transferee will be treated as a Party (with the same rights and obligations as the Transferor) for all purposes of this Investor Rights Agreement, the Standstill Agreement and, if applicable, the Sponsor Side Letter.
(c)   All of the terms and provisions of this Investor Rights Agreement shall be binding upon the Parties and their respective successors, assigns, heirs and representatives, but shall inure to the benefit of

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and be enforceable by the successors, assigns, heirs and representatives of any Party only to the extent that they are permitted successors, assigns, heirs and representatives pursuant to the terms of this Investor Rights Agreement.
(d)   Nothing in this Investor Rights Agreement, express or implied, is intended to confer upon any Party, other than the Parties and their respective permitted successors, assigns, heirs and representatives, any rights or remedies under this Investor Rights Agreement or otherwise create any third party beneficiary hereto.
Section 5.2   Termination.   Except for Sections 2.1(h) and 2.2 (which section shall terminate at such time as the Sellers and their Permitted Transferees are no longer entitled to any rights pursuant to such section), Article II shall terminate automatically (without any action by any Party) as to the Sellers or the Sponsor (including each Founder Holder) at such time at which such Party no longer has the right to designate an individual for nomination to the Board under this Investor Rights Agreement. Article III of this Investor Rights Agreement shall terminate as set forth in Section 3.13. The remainder of this Investor Rights Agreement shall terminate automatically (without any action by any Party) as to each Holder when such Holder ceases to hold any Registrable Securities.
Section 5.3   Severability.   If any provision of this Investor Rights Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions of this Investor Rights Agreement, to the extent permitted by Law shall remain in full force and effect.
Section 5.4   Entire Agreement; Amendments; No Waiver.
(a)   This Investor Rights Agreement, together with the Exhibit to this Investor Rights Agreement, the BCA, the LLC Agreement, and all other Ancillary Agreements (as such term is defined in the BCA), constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions, whether oral or written, relating to such subject matter in any way and there are no warranties, representations or other agreements among the Parties in connection with such subject matter except as set forth in this Investor Rights Agreement and therein.
(b)   No provision of this Investor Rights Agreement may be amended or modified in whole or in part at any time without the express written consent of (i) PubCo, (ii) for so long as the Sellers and their Permitted Transferees collectively Beneficially Own Economic Interests (in the Operating Company and PubCo, without duplication) representing 15% or more of the Economic Interests held by the Sellers immediately after the Closing (excluding for these purposes from both the percentage Beneficially Owned immediately after the Closing and percentage then Beneficially Owned at any time, the Foundation Transfer Amount, from and after the occurrence of the Foundation Transfer), the Seller Representative, (iii) for so long as the Sponsor and its Permitted Transferees collectively Beneficially Own Economic Interests in PubCo representing 15% or more of the Economic Interests held by the Sponsor immediately after the Closing, the Sponsor Representative, and (iv) in any event at least the Holders holding in the aggregate more than fifty percent (50%) of the Registrable Securities Beneficially Owned by the Holders; provided that any such amendment or modification that would be materially adverse in any respect to any Holder shall require the prior written consent of such Holder; provided, further that a provision that has terminated with respect to a Party shall not require any consent of such Party (and such Party’s Economic Interests shall not be considered in computing any percentages) with respect to amending or modifying such provision.
(c)   No waiver of any provision or default under, nor consent to any exception to, the terms of this Investor Rights Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.
Section 5.5   Counterparts; Electronic Delivery.   This Investor Rights Agreement and any other agreements, certificates, instruments and documents delivered pursuant to this Investor Rights Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a contract and each Party forever waives any such defense.

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Section 5.6   Notices.   All notices, demands and other communications to be given or delivered under this Investor Rights Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (c) three (3) calendar days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 5.6, notices, demands and other communications shall be sent to the addresses indicated below if to PubCo, to:
Utz Brands, Inc.
900 High Street
Hanover, PA 17331
Attention:   Dylan B. Lissette
Email:   dlissette@utzsnacks.com
if to the Sellers, to:
Series U of UM Partners, LLC
c/o Utz Quality Foods, LLC
900 High Street
Hanover, PA 17331
Attention:   Dylan B. Lissette
Email:   dlissette@utzsnacks.com
with a copy to:
Cozen O’Connor
One Liberty Place
1650 Market Street, Suite 2800
Philadelphia, PA 19103
Attention:   Larry P. Laubach, Esq.
Email:   llaubach@cozen.com
if to the Sponsor or the CCH Independent Directors, as applicable, to:
Collier Creek Partners LLC
200 Park Avenue, 58th Floor
New York, NY 10166
Attention:   Jason K. Giordano
Email:   giordano@cc.capital
with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:
Peter Martelli, P.C.
Lauren M. Colasacco, P.C.
Christian Nagler
Peter Seligson

Email:
peter.martelli@kirkland.com
lauren.colasacco@kirkland.com
christian.nagler@kirkland.com
peter.seligson@kirkland.com

Section 5.7   Governing Law; Waiver of Jury Trial; Jurisdiction.   The Law of the State of Delaware shall govern (a) all Actions, claims or matters related to or arising from this Investor Rights Agreement

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(including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Investor Rights Agreement, and the performance of the obligations imposed by this Investor Rights Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS INVESTOR RIGHTS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS INVESTOR RIGHTS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS INVESTOR RIGHTS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS INVESTOR RIGHTS AGREEMENT. THE PARTIES FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH SUCH PARTY’S LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES SUCH PARTY’S JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Action arising out of or relating to this Investor Rights Agreement, agrees that all claims in respect of the Action shall be heard and determined in any such court and agrees not to bring any Action arising out of or relating to this Investor Rights Agreement in any other courts. Nothing in this Section 5.7, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity. Each Party agrees that a final judgment in any Action so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.
Section 5.8   Specific Performance.   Each Party hereby agrees and acknowledges that it will be impossible to measure in money the damages that would be suffered if the Parties fail to comply with any of the obligations imposed on them by this Investor Rights Agreement and that, in the event of any such failure, an aggrieved Party will be irreparably damaged and will not have an adequate remedy at Law. Any such Party shall, therefore, be entitled (in addition to any other remedy to which such Party may be entitled at Law or in equity) to seek injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and if any Action should be brought in equity to enforce any of the provisions of this Investor Rights Agreement, none of the Parties shall raise the defense that there is an adequate remedy at Law.
Section 5.9   Subsequent Acquisition of Shares.   Any Equity Securities of PubCo or Operating Company acquired subsequent to the Effective Date by a Holder shall be subject to the terms and conditions of this Investor Rights Agreement and such shares shall be considered to be “Registrable Securities” as such term is used in this Investor Rights Agreement.
Section 5.10   Sponsor Matters.
(a)   The Sponsor represents and warrants to the Sellers that as of the Effective Date the Founder Holders Beneficially Own in the aggregate 9,555,671.61 shares of Class A Common Stock resulting from the automatic conversion of the Class B Ordinary Shares of PubCo Beneficially Owned by the Founder Holders prior to the Effective Date and 1,935,328.38 shares of Restricted Sponsor Shares that are owned by the Sponsor.
(b)   The Sponsor Representative shall give written notice to PubCo and the Sellers promptly following the dissolution of the Sponsor, which notice shall include (i) the effective date of such dissolution, and (ii) the number of shares of Class A Common Stock and Restricted Sponsor Shares referred to in Section 5.10(a) that will be distributed to each Founder Holder as a result of such dissolution. Upon dissolution of the Sponsor, all obligations of the Sponsor under this Investor Rights Agreement will thereafter automatically become obligations of the Founder Holders, without any further action or execution of any agreements or documents by any Founder Holder, and any and all notices to be delivered to the Sponsor under this Investor Rights Agreement after the dissolution of the Sponsor shall be delivered solely to the Sponsor Representative.

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IN WITNESS WHEREOF, each of the Parties has duly executed this Investor Rights Agreement as of the Effective Date.
PUBCO:
UTZ BRANDS, INC. (f/k/a COLLIER CREEK HOLDINGS)
By:

Name:
Title:
SPONSOR:
COLLIER CREEK PARTNERS LLC
By:

Name:
Title:

SELLERS:
SERIES U OF UM PARTNERS, LLC
By:

Name:
Title:
SERIES R OF UM PARTNERS, LLC
By:

Name:
Title:

FOUNDER HOLDERS:

Chinh E. Chu

Roger K. Deromedi

Jason K. Giordano

Erika Giordano
ROGER K. DEROMEDI REVOCABLE TRUST, DATED 2/11/2000, AMENDED AND
RESTATED 11/9/2011
By:

Name:
Roger K. Deromedi

Title:
Trustee

CC COLLIER HOLDINGS, LLC
By:

Name:
Chinh E. Chu

Title:
President and Senior Managing Director

THE CCH INDEPENDENT DIRECTORS:

Antonio F. Fernandez

Matthew M. Mannelly

Craig D. Steeneck

William D. Toler

ANNEX G
FORM OF STANDSTILL AGREEMENT
THIS STANDSTILL AGREEMENT (as it may be amended, supplemented or restated from time to time in accordance with the terms of this Standstill Agreement, the “Standstill Agreement”), dated as of [•], 2020 (the “Effective Date”), is made by and among (i) Utz Brands, Inc., a Delaware corporation formerly known as Collier Creek Holdings, a Cayman Islands exempted company (“PubCo”); (ii) Series U of UM Partners, LLC, a series of a Delaware limited liability company (“Series U”); (iii) Series R of UM Partners, LLC, a series of a Delaware limited liability company (“Series R” and, together with Series U, the “Sellers”); (iv) Collier Creek Partners LLC, a Delaware limited liability company; (v) (A) Chinh E. Chu, (B) CC Collier Holdings, LLC, a Delaware limited liability company, (C) Roger K. Deromedi, (D) Roger K. Deromedi, as Trustee of the Roger K. Deromedi Revocable Trust, Dated 2/11/2000, Amended and Restated 11/9/2011, (E) Jason K. Giordano and (F) Erika Giordano, each in their capacity as a Founder Holder, and (vi) Michael W. Rice, Jane E. Rice, Stacie R. Lissette, Dylan B. Lissette, UQF Holdings, Inc., the Stacie R. Lissette 2012 Generations Trust, the Michael W. Rice 2009 GST Exempt Family Trust, the Michael W. Rice 2010 Multigenerational Trust, SRS GP, LLC and Rice Investments II, LP (each, a “Rice Family Party” and, collectively, the “Rice Family Parties”). Each of PubCo, Sellers, Sponsor, each Founder Holder and each Rice Family Party may be referred to herein as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, PubCo has entered into that certain Business Combination Agreement, dated as of June 5, 2020 (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “BCA”), by and among PubCo, Utz Brands Holdings, LLC (formerly known as UM-U Intermediate, LLC), a Delaware limited liability company (the “Operating Company”), and the Sellers;
WHEREAS, in connection with the consummation of the transactions contemplated by the BCA, PubCo, the Sellers, the Sponsor and the Founder Holders entered into that certain Investor Rights Agreement, dated as of the date hereof, (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “Investor Rights Agreement”), pursuant to which, among other things, the Sellers, the Sponsor and the Founder Holders entered into a nomination and voting agreement with respect to the election of directors of PubCo; and
WHEREAS, in connection with the consummation of the transactions contemplated by the BCA and the entry into the Investor Rights Agreement, the Parties desire to set forth their agreement with respect to certain standstill provisions in accordance with the terms and conditions of this Standstill Agreement.
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Standstill Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1   Definitions.   As used in this Standstill Agreement, the following terms shall have the following meanings:
“Action” means any action, suit, charge, litigation, arbitration, or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise; provided that no Party shall be deemed an Affiliate of PubCo or any of its subsidiaries for purposes of this Standstill Agreement.

“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.
“Board” means the board of directors of PubCo.
“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.
“Bylaws” means the bylaws of PubCo, as in effect on the Closing Date, as the same may be amended from time to time.
“Certificate of Incorporation” means the certificate of incorporation of PubCo, as in effect on the Closing Date, as the same may be amended from time to time.
“Closing Date” has the meaning given to such term in the BCA.
“Common Stock” means, without duplication, the Class A common stock, par value $0.0001 per share, the Class B common stock, par value $0.0001 per share, and the Class V Common Stock, par value $0.0001 per share, of PubCo, and any securities of PubCo or any of its subsidiaries that are convertible into or exchangable or exercisable for any of the foregoing.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto, as the same shall be in effect from time to time.
“Family Member” means with respect to any Person, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such Person or any trust created for the benefit of such Person or of which any of the foregoing is a beneficiary.
“Foundation” means The Rice Family Foundation.
“Foundation Transfer” has the meaning set forth in the LLC Agreement.
“Founder Holder” means each of (a) Chinh E. Chu, (b) CC Collier Holdings, LLC, (c) Roger K. Deromedi, (d) Roger K. Deromedi, as Trustee of the Roger K. Deromedi Revocable Trust, Dated 2/11/2000, Amended and Restated 11/9/2011, (e) Jason K. Giordano and (f) Erika Giordano.
“Governmental Entity” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.
“Laws” means all laws, acts, statutes, constitutions, treaties, ordinances, codes, rules, regulations, and rulings of a Governmental Entity, including common law. All references to “Laws” shall be deemed to include any amendments thereto, and any successor Law, unless the context otherwise requires.
“LLC Agreement” means that certain third amended and restated limited liability company agreement of the Operating Company (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement), by and among PubCo and the Sellers, to be entered into on the Closing Date.
“Person” means any natural person, sole proprietorship, partnership, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.
“Permitted Transferee” means (a) with respect to any Person, (i) any Family Member of such Person, (ii) any Affiliate of such Person, and (iii) any Affiliate of any Family Member of such Person (excluding any Affiliate under this clause (iii) who operates or engages in a business which competes with the business of PubCo or the Operating Company), and (b) with respect to any Seller, (i) any member of the Rice Family, and (ii) any Affiliate of a member of the Rice Family (excluding any Affiliate under this clause (ii) who operates or engages in a business which competes with the business of PubCo or the Operating Company), but excluding the Foundation (and the Foundation shall not be a Permitted Transferee of (y) a Seller, or (z) a Permitted Transferee of a Seller, but the Foundation shall be entitled to the benefit of the Foundation Transfer).

“SEC” means the United States Securities and Exchange Commission.
“Seller Director” has the meaning set forth in the Investor Rights Agreement.
“Seller Representative” has the meaning set forth in the Investor Rights Agreement.
“Sponsor” means Collier Creek Partners LLC, or, upon its dissolution, the Founder Holders.
“Sponsor Director” has the meaning set forth in the Investor Rights Agreement.
“Sponsor Representative” has the meaning set forth in the Investor Rights Agreement.
Section 1.2   Interpretive Provisions.   For all purposes of this Standstill Agreement, except as otherwise provided in this Standstill Agreement or unless the context otherwise requires:
(a)   the meanings of defined terms are applicable to the singular as well as the plural forms of such terms.
(b)   the words “hereof”, “herein”, “hereunder” and words of similar import, when used in this Standstill Agreement, refer to this Standstill Agreement as a whole and not to any particular provision of this Standstill Agreement.
(c)   references in this Standstill Agreement to any Law shall be deemed also to refer to such Law, and all rules and regulations promulgated thereunder.
(d)   whenever the words “include”, “includes” or “including” are used in this Standstill Agreement, they shall mean “without limitation.”
(e)   the captions and headings of this Standstill Agreement are for convenience of reference only and shall not affect the interpretation of this Standstill Agreement.
(f)   pronouns of any gender or neuter shall include, as appropriate, the other pronoun forms.
ARTICLE II
STANDSTILL
Section 2.1   Standstill.
(a)   Each Seller and each Rice Family Party agrees that, for a period beginning on the Closing Date and ending on the third anniversary of the Closing Date, it shall not, and shall cause its controlled Affiliates not to, directly or indirectly:
(i)   acquire, agree to acquire, or make any public announcement of any proposal or offer to acquire any Common Stock (other than as a result of an issuance of Common Stock in connection with any stock split, pro rata stock dividend, subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise), combination (by reverse equity split, reclassification, recapitalization or otherwise) or any transfer between or among the Sellers and/or Rice Family Parties and/or their respective controlled Affiliates) if, after consummation of such acquisition, the Sellers and the Rice Family Parties collectively would Beneficially Own (the “Seller Shares”) more than [•]%1 of the voting power of the Common Stock on a fully diluted basis (the “Cap”); provided that for purposes of calculating the Seller Shares subject to the Cap, (A) any shares of Common Stock acquired as a result of any issuance of Common Stock in connection with any equity award or employee benefit plan, and (B) shares of Class A Common Stock of PubCo acquired by Dylan B. Lissette for an aggregate purchase price not to exceed $1 million, in each case will not be included as Beneficially Owned by any Seller or any Rice Family Party; or

1
Percentage to be inserted in executed version to be equal to Sellers’ closing ownership percentage (inclusive of the Seller Restricted Common Units (and related Class V Voting Stock) plus 5%, but in no event shall the percentage be greater than 60%.

(ii)   other than in connection with any matter recommended by the Board, enter, agree to enter or make any public announcement of any proposal or offer to enter into any merger, business combination, recapitalization, restructuring, tender offer, change in control transaction or other similar extraordinary transaction involving PubCo or any of its subsidiaries or an acquisition of any assets of PubCo and its subsidiaries, in any case which would result in the Sellers and the Rice Family Parties collectively Beneficially Owning more than the Cap.
(b)   Each Seller and each Rice Family Party, on the one hand, for so long as the Sponsor Representative is entitled to designate a Sponsor Director pursuant to Sections 2.1(a) and 2.1(c) of the Investor Rights Agreement, and the Sponsor and each Founder Holder, on the other hand, for so long as the Seller Representative is entitled to designate a Seller Director pursuant to Sections 2.1(a) and 2.1(b) of the Investor Rights Agreement, shall not, directly or indirectly, including through any Affiliate within such Party’s control, or through any other Persons who are part of a “group” (as defined in Section 13(d) of the Exchange Act) with such Party, make, engage in, or in any way, directly or indirectly, participate in any “solicitation” of “proxies” (as such terms are used in the rules of the SEC, but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv) of the Exchange Act) to vote, or seek to influence any other Person with respect to voting of, any voting securities of PubCo or any securities convertible or exchangeable into or exercisable for any such securities, in each case in favor of the election of any Person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Board (or its nominating committee) or to approve stockholder proposals with respect to any provision of this Section 2.1(b) and Section 2.1(c).
(c)   Until the annual meeting of stockholders held by PubCo after the third anniversary of the Closing Date, each Seller, each Rice Family Party, the Sponsor and each Founder Holder shall not, directly or indirectly, including through any Affiliate within its control, or through any other Persons who are part of a “group” (as defined in Section 13(d) of the Exchange Act) with such Party, other than in accordance with the Investor Rights Agreement:
(i)   act, alone or in concert with others, to nominate or elect any Person as a director who is not nominated pursuant to the Investor Rights Agreement or by the Board (or its nominating committee) or propose any matter covered by this Section 2.1(c) to be voted upon by the stockholders of PubCo;
(ii)   take any action in support of or make any proposal or request that constitutes: (A) advising, controlling, engaging or influencing the Board with respect to any plans or proposals to change the number or term of directors or to fill any vacancies on the Board, (B) any other material change with respect to the governance of PubCo, (C) seeking to have PubCo waive provisions in or make amendments or modifications to the Certificate of Incorporation or Bylaws, or (D) a change to the composition of the Board, in each case, other than by making a non-public proposal or request to the Board (or its nominating committee);
(iii)   publicly disclose any intention, plan or arrangement inconsistent with any provision of Section 2.1(b) and this Section 2.1(c);
(iv)   knowingly assist or knowingly encourage or enter into any negotiations, agreements or other contracts with any other Persons which would (or the consummation of the transactions contemplated thereby would) violate any provision of Section 2.1(b) and this Section 2.1(c);
(v)   with respect to any provision of Section 2.1(b) and this Section 2.1(c), (x) form, join or in any way participate in (subject to Section 2.1(d)) a “group” (within the meaning of Section 13(d)(3) of the Exchange Act), except with respect to any group consisting of the Sellers and the Rice Family Parties, on the one hand as applicable, or the Sponsor and the Founder Holders, on the other hand as applicable, with respect to any shares of Common Stock (including knowingly selling shares of Common Stock to any such group); (y) call, or seek to call, a meeting of the stockholders of PubCo or initiate any stockholder proposal for action by stockholders of PubCo with respect to a matter described in Section 2.1(b) or this Section 2.1(c); or (z) take any action that would reasonably be expected to require PubCo to make a public announcement regarding a matter described in Section 2.1(b) or this Section 2.1(c); or

(vi)   enter into any negotiations, agreements or understandings with any third party with respect to a matter described in Section 2.1(b) or this Section 2.1(c), or knowingly encourage, seek to persuade, or knowingly assist any third party to take any action or make any public statement with respect to a matter described in Section 2.1(b) or this Section 2.1(c) or direct or knowingly assist any Person to do any of the foregoing set forth in this clause (vi), or make any public statement inconsistent with any provision of Section 2.1(b) or this Section 2.1(c).
(d)   Notwithstanding anything in this Agreement to the contrary, the foregoing provisions of Section 2.1(a), Section 2.1(b), and Section 2.1(c) shall not, and are not intended to:
(i)   prohibit any Party or its controlled Affiliates from privately communicating with, including making any offer or proposal to, the Board;
(ii)   restrict in any manner how a Party or its controlled Affiliates vote their Common Stock or other Common Stock, except as provided in the Investor Rights Agreement or Section 2.1(b) of this Standstill Agreement;
(iii)   restrict the manner in which any Seller Director or Sponsor Director may (A) vote on any matter submitted to the Board or the stockholders of PubCo, (B) participate in deliberations or discussions of the Board (including making suggestions or raising issues to the Board) in his or her capacity as a member of the Board, or (C) take actions to the extent reasonably taken in connection with his or her exercise of legal duties and obligations as a member of the Board or refrain from taking any action prohibited to the extent reasonably not taken in connection with his or her legal duties and obligations as a member of the Board; or
(iv)   restrict any Seller or Rice Family Party or Sponsor or Founder Holder or any of such Party’s Permitted Transferees from selling or transferring any of its Common Stock so long as, in each case, such sale or transfer is in accordance with the Investor Rights Agreement; provided, that the joinder executed by any Permitted Transferee in connection with such sale or transfer shall include an obligation to be bound by this Standstill Agreement.
ARTICLE III
GENERAL PROVISIONS
Section 3.1   Assignment; Successors and Assigns; No Third Party Beneficiaries.
(a)   Except as otherwise permitted pursuant to this Standstill Agreement, no Party may assign such Party’s rights and obligations under this Standstill Agreement, in whole or in part, without the prior written consent of the Seller Representative, in the case of an assignment by the Sponsor or a Founder Holder, or the Sponsor Representative, in the case of an assignment by a Seller or a Rice Family Party. Any such assignee may not again assign those rights, other than in accordance with this Article III. Any attempted assignment of rights or obligations in violation of this Article III shall be null and void.
(b)   All of the terms and provisions of this Standstill Agreement shall be binding upon the Parties and their respective successors, assigns, heirs and representatives, but shall inure to the benefit of and be enforceable by the successors, assigns, heirs and representatives of any Party only to the extent that they are permitted successors, assigns, heirs and representatives pursuant to the terms of this Standstill Agreement.
(c)   Nothing in this Standstill Agreement, express or implied, is intended to confer upon any Party, other than the Parties and their respective permitted successors, assigns, heirs and representatives, any rights or remedies under this Standstill Agreement or otherwise create any third party beneficiary hereto.
Section 3.2   Termination.   Notwithstanding anything to the contrary contained herein, this Agreement shall immediately and without further action by any of the Parties, automatically terminate upon the termination of the Investor Rights Agreement, provided that prior to such time (a) Section 2.1(a) shall terminate on the third anniversary of the Closing Date and (b) Section 2.1(c) shall terminate on the date of the first annual meeting of stockholders held by PubCo after the third anniversary of the Closing Date.
Section 3.3   Severability.   If any provision of this Standstill Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions of this Standstill Agreement, to the extent permitted by Law shall remain in full force and effect.

Section 3.4   Entire Agreement; Amendments; No Waiver.
(a)   This Standstill Agreement, the Investor Rights Agreement, the BCA, the LLC Agreement, and all other Ancillary Agreements (as such term is defined in the BCA), constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions, whether oral or written, relating to such subject matters and there are no warranties, representations or other agreements among the Parties in connection with such subject matters except as set forth in this Standstill Agreement and therein. Nothing in this Standstill Agreement shall limit the rights of any Person under Article II of the Investor Rights Agreement.
(b)   No provision of this Standstill Agreement may be amended or modified in whole or in part at any time without the express written consent of the Parties and, in the case of PubCo, the unanimous vote of the members of the Board who are not designated by either the Sellers or the Sponsor.
(c)   No waiver of any provision or default under, nor consent to any exception to, the terms of this Standstill Agreement shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.
Section 3.5   Counterparts; Electronic Delivery. This Standstill Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a contract and each Party forever waives any such defense.
Section 3.6   Notices. All notices, demands and other communications to be given or delivered under this Standstill Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (c) three (3) calendar days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 3.6, notices, demands and other communications shall be sent to the addresses indicated below if to PubCo, to:
Utz Brands, Inc.
900 High Street
Hanover, PA 17331
Attention:   Dylan B. Lissette
Email:   dlissette@utzsnacks.com
if to the Sellers, to:
Series U of UM Partners, LLC
c/o Utz Quality Foods, LLC
900 High Street
Hanover, PA 17331
Attention:   Dylan B. Lissette
Email:   dlissette@utzsnacks.com
with a copy to:
Cozen O’Connor
One Liberty Place
1650 Market Street, Suite 2800
Philadelphia, PA 19103
Attention:   Larry P. Laubach, Esq.
Email:   llaubach@cozen.com

if to Rice Family Parties, to:
[•]
[•]
[•]
Attention:   [•]
Email:   [•]
with a copy to:
Cozen O’Connor
One Liberty Place
1650 Market Street, Suite 2800
Philadelphia, PA 19103
Attention:   Larry P. Laubach, Esq.
Email:   llaubach@cozen.com
if to the Sponsor, to:
Collier Creek Partners LLC
200 Park Avenue, 58th Floor
New York, NY 10166
Attention:   Jason K. Giordano
Email:   giordano@cc.capital
with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:   Peter Martelli, P.C.
Lauren M. Colasacco, P.C.
Christian Nagler
Peter Seligson
Email:   peter.martelli@kirkland.com
lauren.colasacco@kirkland.com
christian.nagler@kirkland.com
peter.seligson@kirkland.com
Section 3.7   Governing Law; Waiver of Jury Trial; Jurisdiction.   The Law of the State of Delaware shall govern (a) all Actions, claims or matters related to or arising from this Standstill Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Standstill Agreement, and the performance of the obligations imposed by this Standstill Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS STANDSTILL AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS STANDSTILL AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS STANDSTILL AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS STANDSTILL AGREEMENT. THE PARTIES FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH SUCH PARTY’S LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES SUCH PARTY’S JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Action arising out of or relating to this Standstill Agreement, agrees that all claims in respect of the Action shall be heard and determined in any such court and agrees not to bring any Action arising out of or relating to this Standstill Agreement in any other courts. Nothing in this Section 3.7, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity. Each Party agrees that a final judgment in any Action so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.
Section 3.8   Specific Performance.   Each Party hereby agrees and acknowledges that it will be impossible to measure in money the damages that would be suffered if the Parties fail to comply with any of the obligations imposed on them by this Standstill Agreement and that, in the event of any such failure, an aggrieved Party will be irreparably damaged and will not have an adequate remedy at Law. Any such Party shall, therefore, be entitled (in addition to any other remedy to which such Party may be entitled at Law or in equity) to seek injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond, and if any Action should be brought in equity to enforce any of the provisions of this Standstill Agreement, none of the Parties shall raise the defense that there is an adequate remedy at Law.
[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has duly executed this Standstill Agreement as of the Effective Date.
PUBCO:
UTZ BRANDS, INC. (f/k/a COLLIER CREEK HOLDINGS)
By:

Name:
Title:
SPONSOR:
COLLIER CREEK PARTNERS LLC
By:

Name:
Title:

FOUNDER HOLDERS:

Chinh E. Chu

Roger K. Deromedi

Jason K. Giordano

Erika Giordano
ROGER K. DEROMEDI REVOCABLE TRUST, DATED 2/11/2000, AMENDED AND RESTATED 11/9/2011
By:

Name: Roger K. Deromedi
Title: Trustee
CC COLLIER HOLDINGS, LLC
By:

Name: Chinh E. Chu
Title: President and Senior Managing Director

SELLERS:
SERIES U OF UM PARTNERS, LLC
By:

Name: Dylan B. Lissette
Title: President and Chief Executive Officer
SERIES R OF UM PARTNERS, LLC
By:

Name: Dylan B. Lissette
Title: President and Chief Executive Officer

THE RICE FAMILY PARTIES:
Michael W. Rice	Jane E. Rice
Stacie R. Lissette	Dylan B. Lissette
UQF HOLDINGS, INC.	STACIE R. LISSETTE 2012 GENERATIONS TRUST
By:	By:
Name: Dylan B. Lissette	Name: Dylan B. Lissette
Title: President	Title: Trustee
MICHAEL W. RICE 2009 GST EXEMPT FAMILY TRUST	MICHAEL W. RICE 2010 MULTIGENERATIONAL TRUST
By: Sageworth Trust Company, its Trustee	By: Sageworth Trust Company, its Trustee
By:	By:
Name:	Name:
Title:	Title:
SRS GP, LLC	RICE INVESTMENTS II, LP
By: Michael W. Rice 2009 GST Exempt Family Trust, its general partner
By:	By: Sageworth Trust Company, its Trustee
Name: Michael W. Rice
Title: Sole Member
By:
Name:
Title:

ANNEX H
SPONSOR SIDE LETTER
This letter agreement (this “Side Letter”) is dated as of June 5, 2020, by and among Collier Creek Partners, LLC, a Delaware limited liability company (the “Sponsor”), Antonio F. Fernandez (“Fernandez”), Matthew M. Mannelly (“Mannelly”), William D. Toler (“Toler”), Craig D. Steeneck (“Steeneck” and, together with Fernandez, Mannelly and Toler, each an “Independent Director” and collectively, the “Independent Directors”, and together with the Sponsor, the “Sponsor Parties”), Chinh E. Chu (“Chu”), CC Collier Holdings, LLC, a Delaware limited liability company (“CC Collier”), Roger K. Deromedi (“Deromedi”), Roger K. Deromedi, as Trustee of the Roger K. Deromedi Revocable Trust, Dated 2/11/2000, Amended and Restated 11/9/2011 (the “Deromedi Trust”), Jason K. Giordano (“J. Giordano”), Erika Giordano (“E. Giordano” and, together with Chu, CC Collier, Deromedi, the Deromedi Trust and J. Giordano, the “Founder Holders”), and Collier Creek Holdings, a Cayman Islands exempted company (“PubCo”). Capitalized terms used but not defined in this Side Letter shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below), except as otherwise provided in Section 1.3 of this Side Letter.
RECITALS
WHEREAS, as of the date hereof, (i) the Sponsor is the holder of record (any such holder, a “Holder”) of 11,680,000 Buyer Class B Ordinary Shares (the “Sponsor Shares”), (ii) Fernandez is the Holder of 45,000 Buyer Class B Ordinary Shares (the “Fernandez Shares”), (iii) Mannelly is the Holder of 45,000 Buyer Class B Ordinary Shares (the “Mannelly Shares”), (iv) Toler is the Holder of 52,500 Buyer Class B Ordinary Shares (the “Toler Shares”), and (v) Steeneck is the Holder of 52,500 Buyer Class B Ordinary Shares (the “Steeneck Shares” and, together with the Fernandez Shares, the Mannelly Shares, the Toler Shares, and the Sponsor Shares, the “Founder Shares”);
WHEREAS, contemporaneously with the execution and delivery of this Side Letter, PubCo has entered into a Business Combination Agreement with Series U of UM Partners, LLC, a series of a Delaware limited liability company (“Series U”), Series R of UM Partners, LLC, a series of a Delaware limited liability company (“Series R”, and, together with Series U, “Sellers”), and Utz Brands Holdings, LLC, a Delaware limited liability company (the “Company”), dated as of the date hereof (as amended or modified from time to time in accordance with the terms of such agreement, the “Business Combination Agreement”), pursuant to which, among other things, immediately prior to the Closing, PubCo shall domesticate as a Delaware corporation (the “Domestication”) and, at the Closing, (i) PubCo will acquire the Acquired Company Units and the Acquired Restricted Company Units in exchange for the consideration described therein and (ii) Sellers will amend and restate the Company’s LLCA in the form set forth in an exhibit attached to the Business Combination Agreement (the “Company A&R LLCA”) pursuant to which PubCo will be the sole managing member of the Company;
WHEREAS, in connection with the Domestication and the occurrence of the Closing, each Founder Share will automatically be converted into one share of Class A Common Stock of PubCo (“Class A Common Stock”) pursuant to the Governing Documents of PubCo (the “Automatic Conversion”);
WHEREAS, in accordance with the terms of this Side Letter, in lieu of the Automatic Conversion of an aggregate of 2,000,000 Founder Shares, the Sponsor Parties desire to instead automatically convert an aggregate of 1,000,000 of the Founder Shares into Series B-1 Non-Voting Common Stock of PubCo (the “Series B-1 Common Stock”) and 1,000,000 of the Founder Shares into Series B-2 Non-Voting Common Stock of PubCo (the “Series B-2 Common Stock”, and together with the PubCo Series B-1 Common Stock, the “Class B Common Stock”)) in connection with the Domestication and upon the occurrence of the Closing;
WHEREAS, the remaining Founder Shares shall continue to be subject to the Automatic Conversion; and
WHEREAS, as an inducement to Sellers and the Company to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein, including making each of the Sellers an express third party beneficiary of this Side Letter to the extent set forth herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
CLASS B CONVERSION; COVENANTS
Section 1.1   Conversion of Certain Founder Shares.   Effective as of the consummation of the Domestication, and conditioned on the occurrence of the Closing in accordance with the Business Combination Agreement, each Sponsor Party hereby consents to the automatic conversion of the number of Founder Shares set forth opposite its or his/her name on Schedule I hereto under the header “Founder Shares” into the number of shares of Series B-1 Common Stock and Series B-2 Common Stock set forth opposite its or his/her name on Schedule I hereto under the headers “Series B-1 Common Stock” and “Series B-2 Common Stock”, respectively, in each case in lieu of the Automatic Conversion, in accordance with the terms and conditions of this Side Letter (such automatic conversion, the “Class B Conversion”), which shares of Class B Common Stock shall be subject to the provisions set forth in this Side Letter and the Buyer Certificate of Incorporation (all such Class B Common Stock, the “Restricted Sponsor Shares”). After the Class B Conversion, each Sponsor Party shall own the number of shares of Class A Common Stock set forth opposite its or his/her name on Schedule I hereto under the header “Class A Common Stock”.
Section 1.2   Dividend Payments.   For so long as any Restricted Sponsor Share is outstanding, the payment of any dividend declared by the Board in respect of a share of Class B Common Stock shall not be made by PubCo to any holder of Class B Common Stock unless and until the occurrence of a Conversion Event, as set forth in Section 1.3(a) below, with respect to such share of Class B Common Stock. If any such Restricted Sponsor Share does not convert in accordance with Section 1.3(a) prior to such time as such Restricted Sponsor Share is canceled in accordance with Section 1.4, no dividends previously declared shall be paid or payable to the holder of such Restricted Sponsor Share in respect of any such share of Class B Common Stock and any right to such dividends shall be forfeited in all respects.
Section 1.3   Conversion of Restricted Sponsor Shares.   All capitalized terms used but not defined in this Section 1.3 and Section 1.5 shall have the meaning set forth in the Company A&R LLCA.
(a)   Pursuant to the Company A&R LLCA, PubCo will hold a number of Restricted Common Units equal to the aggregate number of outstanding Restricted Sponsor Shares. Each Restricted Sponsor Share will be held in accordance with this Side Letter unless and until an applicable Vesting Event in accordance with the Company A&R LLCA occurs with respect to the Restricted Common Unit held by PubCo corresponding to such Restricted Sponsor Share. The occurrence of (i) a First Tier Vesting Event or Partial Vesting Event (based on the First Tier Vesting Event threshold) applicable to Restricted Common Units in accordance with the Company A&R LLCA, if ever, shall be treated for purposes of this Side Letter and the Buyer Certificate of Incorporation as a conversion event in respect of the Series B-1 Common Stock (a “B-1 Conversion Event”) upon and after the Conversion Date (as defined in the Company A&R LLCA) with respect to such Restricted Common Units, (ii) a Second Tier Vesting Event or Partial Vesting Event (based on the Second Tier Vesting Event threshold) applicable to Restricted Common Units in accordance with the Company A&R LLCA, if ever, shall be treated for purposes of this Side Letter and the Buyer Certificate of Incorporation as a conversion event in respect of the Series B-2 Common Stock (a “B-2 Conversion Event”) upon and after the Conversion Date with respect to such Restricted Common Units, and (iii) a Full Vesting Event applicable to Restricted Common Units in accordance with the Company A&R LLCA, if ever, shall be treated for purposes of this Side Letter and the Buyer Certificate of Incorporation as a conversion event in respect of the Series B-1 Common Stock and the Series B-2 Common Stock (a “Full Conversion Event” and, together with any B-1 Conversion Event or any B-2 Conversion Event, the “Conversion Events” and each a “Conversion Event”) upon and after the Conversion Date with respect to such Restricted Common Units. The date on which a Conversion Event occurs with respect to any Restricted Common Unit in accordance with this Section 1.3(a) or such later date on which the Conversion Date (as such term is defined pursuant to the Company A&R LLCA) will occur with respect to such Conversion Event as determined pursuant to Section 4.1(d) of the Company A&R LLCA is referred to in this Side Letter as a “Conversion Date”). On a Conversion Date in respect of a Conversion Event, each Restricted Sponsor Share to which such Conversion Event applies shall convert, automatically and without any further action by the holder of such Restricted Sponsor Share, PubCo or any other Person, into an equal number of shares of Class A Common Stock in accordance with Section 4.3(D) of the Buyer Certificate of Incorporation; provided, that, if a B-1 Conversion Event has not occurred at the time of the occurrence of a B-2 Conversion Event, such B-1 Conversion Event shall be deemed to also occur upon the occurrence of the B-2 Conversion Event, such that all of the then outstanding Class B Common Stock shall convert on the Conversion Date in respect of such Conversion Event in accordance with this Section 1.3(a).
(b)   Upon the occurrence of a Conversion Event with respect to a Restricted Sponsor Share, the Dividend Catch-Up Payment (as defined below) in respect of such Restricted Sponsor Share shall become payable as of the Conversion Date with respect to such Conversion Event by PubCo to the holder of record of such Restricted Sponsor Share as of the day immediately prior to such Conversion Date, and shall be paid in accordance with this Section 1.3(b). PubCo shall pay, no later than five (5) Business Days following the Conversion Date with respect to a Restricted Sponsor Share for which a Conversion Event has occurred, the dividends previously declared in respect of such Class B Common Stock beginning at the time of the Closing and ending on the day before the Conversion Date with respect to such Restricted Sponsor Share (“Dividend Catch-Up Period”), but not including dividends declared on the Conversion Date (which amount shall be, for the avoidance of doubt, the aggregate per share amount of dividends declared in respect of a share of Class A Common Stock during the Dividend Catch-Up Period (each such payment, a “Dividend Catch-Up Payment”)). If any portion of a Dividend Catch-Up Payment was declared by PubCo as an in-kind dividend (which, for the avoidance of doubt, for purposes of this Side Letter, shall not include any transaction subject to Section 1.5 hereof), then such portion of the Dividend Catch-Up Payment shall also be paid as an in-kind dividend; provided, however, the Sponsor Parties hereby agree that, to the extent PubCo received cash in lieu of the in-kind distributions in respect of its Common Units held in the Company which were declared substantially concurrently with such in-kind dividend by PubCo comprising a portion of the Dividend Catch-Up Payment, then such equivalent portion of the Dividend Catch-Up Payment shall be paid in cash in lieu of such in-kind dividend and such holder of PubCo stock shall be treated for all purposes as if it received the in-kind distribution of property, which is then immediately exchanged by such holder for cash of equivalent value. If a dividend is declared by PubCo on a Conversion Date, such dividend shall be paid to the Holder of such Restricted Sponsor Share as a holder of Class A Common Stock, and not as part of the Dividend Catch-Up Payment, and PubCo shall ensure that the holder of the Restricted Sponsor Shares on such Conversion Date shall be treated as a record holder of Class A Common Stock (in respect of each Restricted Sponsor Share which converted into a share of Class A Common Stock in accordance with this Section 1.3 on such Conversion Date) for purposes of such dividend.
Section 1.4   Cancellation of Restricted Sponsor Shares.   To the extent that, on or before the tenth (10th) anniversary of the Closing Date, a Vesting Event has not occurred with respect to a Restricted Common Unit pursuant to the Company A&R LLCA and as a result any Restricted Sponsor Share has not converted in accordance with Section 1.3(a) hereof, then immediately and without any further action under this Side Letter, on the date that is the tenth (10th) anniversary of the Closing Date, all such Restricted Sponsor Shares outstanding shall automatically be forfeited to PubCo and canceled for no consideration therefor and shall cease to be outstanding and any dividend declared in respect of such Restricted Sponsor Shares and any Dividend Catch-Up Payment shall also be forfeited to PubCo for no consideration therefor.
Section 1.5   Adjustments.   In the event any stock dividend, stock split, reverse stock split, recapitalization, reclassification, combination or exchange of shares of PubCo occurs with respect to any Founder Shares before the Closing, but excluding the Class B Conversion and the Automatic Conversion, (each, a “Pre-Closing Split”), then the number of Founder Shares that converts into Restricted Sponsor Shares shall be adjusted as a result of such Pre-Closing Split to provide the same economic effect as contemplated by this Side Letter prior to such Pre-Closing Split. In the event any stock dividend, stock split, reverse stock split, recapitalization, reclassification, combination or exchange of shares of Class A Common Stock or Class B Common Stock of PubCo occurs after the Closing but prior to a Conversion Date (each, a “Post-Closing Split”) with respect to Restricted Sponsor Shares held by a Sponsor Party to which a Dividend Catch-Up Payment relates, the per share amount used to calculate the amount of such Dividend Catch-Up Payment with respect to any dividend declared prior to such Post-Closing Split shall be ratably adjusted in a manner consistent with such Post-Closing Split such that, in the aggregate, such Holder of Restricted Sponsor Shares would not receive a greater or lesser Dividend Catch-Up Payment than such Holder would have received absent such Post-Closing Split. Upon the occurrence of a Post-Closing Split, the number of outstanding Restricted Sponsor Shares held in the aggregate by the Founder Holders and the Sponsor Parties shall be adjusted to equal the number of Common Units into which the Restricted Common Units owned by PubCo corresponding to those Restricted Sponsor Shares would convert upon vesting.
Section 1.6   Transfer Restrictions.   Each Sponsor Party hereby acknowledges and agrees that, during the period between the execution of this Side Letter and the Closing, the Founder Shares shall remain subject to and bound by the provisions of, and may only be Transferred (as defined in the Lock-Up Agreement) in accordance with, Section 5 of that certain letter agreement (the “Lock-Up Agreement”), dated as of October 4, 2018, by and among PubCo and each of the Sponsor Parties, a copy of which is attached hereto as Exhibit A. Following the Closing, no Sponsor Party and no Founder Holder shall be entitled to make any voluntary or involuntary, direct or indirect (whether through a change of control of the Transferor or any Person that controls the Transferor, the issuance or transfer of Equity Securities of the Transferor, by operation of law or otherwise), transfer, sale, pledge or hypothecation or other disposition (each, a “Transfer”) of any Restricted Sponsor Share, except in accordance with that Investor Rights Agreement dated as of the Closing Date among PubCo, the Sponsor Parties, the Founder Holders and the other parties thereto (the “Investor Rights Agreement”); provided, that the joinder executed by any transferee in receipt of Restricted Sponsor Shares in connection with such Transfer shall include an obligation to be bound by this Side Letter; provided, further, that any transferee in receipt of Restricted Sponsor Shares will make an election, on a protective basis, under Section 83(b) of the Internal Revenue Code of 1986, as amended (the “Code”) in accordance with Section 1.8 of this Side Letter upon the request of the transferor thereof, within thirty (30) days following such transfer.
Section 1.7   Legend on Certificates for Certificated Shares.   Each outstanding share of Class B Common Stock, whether certificated or in book-entry form, shall bear the following legend:
“THE SHARES REPRESENTED BY THIS CERTIFICATE OR BOOK-ENTRY CREDIT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR APPLICABLE STATE SECURITIES LAWS (“STATE ACTS”) AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER.
THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE OR BOOK-ENTRY CREDIT IS SUBJECT TO THE TRANSFER RESTRICTIONS AND OTHER CONDITIONS SPECIFIED IN THAT CERTAIN LETTER AGREEMENT, DATED AS OF JUNE 5, 2020 BY AND AMONG UTZ BRANDS, INC. (THE “CORPORATION”), COLLIER CREEK PARTNERS, LLC, AND THE OTHER PARTIES THERETO (THE “SIDE LETTER”). A COPY OF SUCH TRANSFER RESTRICTIONS AND OTHER CONDITIONS SHALL BE FURNISHED BY THE CORPORATION TO THE HOLDER OF THE SHARES REPRESENTED BY THIS CERTIFICATE OR BOOK-ENTRY CREDIT UPON SUCH HOLDER’S WRITTEN REQUEST AND WITHOUT CHARGE.
THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE OR BOOK-ENTRY CREDIT IS SUBJECT TO THE TRANSFER RESTRICTIONS AND OTHER CONDITIONS SPECIFIED IN THAT CERTAIN INVESTOR RIGHTS AGREEMENT, DATED AS OF [•], 2020, BY AND AMONG UTZ BRANDS, INC. (THE “CORPORATION”), COLLIER CREEK PARTNERS, LLC, AND THE OTHER PARTIES THERETO (THE “INVESTOR RIGHTS AGREEMENT”). A COPY OF SUCH TRANSFER RESTRICTIONS AND OTHER CONDITIONS SHALL BE FURNISHED BY THE CORPORATION TO THE HOLDER OF THE SHARES REPRESENTED BY THIS CERTIFICATE OR BOOK-ENTRY CREDIT UPON SUCH HOLDER’S WRITTEN REQUEST AND WITHOUT CHARGE.”
Section 1.8   Section 83(b) Elections.   Within thirty (30) days following the Closing Date, each Sponsor Party shall file with the Internal Revenue Service (the “IRS”) (via certified mail, return receipt requested) a completed election, on a protective basis, under Section 83(b) of the Code and the regulations promulgated thereunder, with respect to the Restricted Sponsor Shares into which their Founder Shares converted, in the form attached hereto as Exhibit B and, upon such filing, shall thereafter notify PubCo that such Sponsor Party has made such timely filing and provide PubCo with a copy of such election. Each such Sponsor Party should consult his tax advisor regarding the consequences of Section 83(b) elections, as well as the receipt, holding and sale of the Restricted Sponsor Shares.
Section 1.9   Further Assurances.   PubCo, each Sponsor Party and each Founder Holder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated by this Side Letter on the terms and subject to the conditions set forth herein.
Section 1.10   No Inconsistent Agreement.   Each Sponsor Party and each Founder Holder hereby represents and covenants that such Sponsor Party and such Founder Holder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor Party’s or such Founder Holder’s obligations under this Side Letter with respect to the Restricted Sponsor Shares.
Section 1.11   Founder Acknowledgement.   Each Founder Holder hereby agrees that, upon the receipt of any Restricted Sponsor Shares, it will hold such Restricted Sponsor Shares in accordance with the terms set forth in this Side Letter and upon such receipt agrees to abide by the terms of this Side Letter as if a Sponsor Party (and Holder) hereto. Upon receipt of any Restricted Sponsor Shares, each Founder Holder will make an election, on a protective basis, under Section 83(b) of the Code in accordance with Section 1.8 of this Side Letter upon the request of the Sponsor, within thirty (30) days following such receipt.
Section 1.12   Tax Treatment.   The parties to this Side Letter intend that, for U.S. federal and all applicable state and local income tax purposes, (1) the Automatic Conversion, the Class B Conversion, and the Conversion Events (if any) each qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code, (2) this Side Letter be, and hereby adopt this Side Letter as, a “plan of reorganization” within the meaning of Section 368 of the Code, and (3) the amount of any dividends declared with respect to the Restricted Sponsor Shares not be reported as taxable income (on IRS Form 1099 or otherwise) to the Holders thereof unless and until such dividends are paid in cash or in kind (which, for the avoidance of doubt, for purposes of this Side Letter, shall not include any transaction subject to Section 1.5 hereof), as the case may be. The parties to this Side Letter shall not take any position inconsistent with the intent set forth in this Section 1.12 except to the extent otherwise required by a “determination” as defined in Section 1313 of the Code. References in this Section 1.12 to the Code shall include references to any similar or analogous provisions of state or local law.
Section 1.13   Stock Transactions.   During the period between the execution of this Side Letter and the Closing, each Sponsor Party and each Founder Holder acknowledges and agrees that if he, she or it, directly or indirectly, acquires any shares of PubCo, such Sponsor Party or Founder Holder agrees that he, she or it will (a) make such acquisition in material compliance with applicable Laws regarding the sale and purchase of securities and material non-public information, (b) not elect to make a Buyer Share Redemption with respect to any such purchased shares and (c) vote all such shares in favor of the Buyer Shareholder Voting Matters.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Each Sponsor Party and each Founder Holder represents and warrants to PubCo (solely with respect to itself, himself or herself and not with respect to any other Sponsor Party or Founder Holder) as follows:
Section 2.1   Organization; Due Authorization.   If such Sponsor Party is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Side Letter and the consummation of the transactions contemplated hereby are within such Sponsor Party’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor Party. If such Sponsor Party is an individual, such Sponsor Party and such Founder Holder has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder. This Side Letter has been duly executed and delivered by such Sponsor Party and such Founder Holder and, assuming due authorization, execution and delivery by the other parties to this Side Letter, this Side Letter constitutes a legally valid and binding obligation of such Sponsor Party and such Founder Holder, enforceable against such Sponsor Party and such Founder Holder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Side Letter is being executed in a representative or fiduciary capacity, the Person signing this Side Letter has full power and authority to enter into this Side Letter on behalf of the applicable Sponsor Party or Founder Holder.
Section 2.2   Ownership.   Such Sponsor Party is the Holder of all of such Sponsor Party’s Founder Shares as set forth in this Side Letter, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Founder Shares, other than transfer restrictions under the Securities Act) affecting any such Sponsor Shares, other than any Permitted Liens or pursuant to (i) this Side Letter, (ii) such Sponsor Party’s organizational documents or the organizational documents of PubCo, or (iii) the Investor Rights Agreement.
Section 2.3   No Conflicts.   The execution and delivery of this Side Letter by such Sponsor Party or such Founder Holder does not, and the performance by such Sponsor Party or Founder Holder of his, her or its obligations hereunder will not, (i) if such Sponsor Party is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor Party or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor Party, such Founder Holder or such Sponsor Party’s or Founder Holder’s Founder Shares), in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor Party or such Founder Holder of its, his or her obligations under this Side Letter.
Section 2.4   Litigation.   There are no Proceedings pending against such Sponsor Party or such Founder Holder, or to the knowledge of such Sponsor Party or Founder Holder threatened against such Sponsor Party or Founder Holder, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor Party or Founder Holder of its, his or her obligations under this Side Letter.
ARTICLE III
MISCELLANEOUS
Section 3.1   Termination.   This Side Letter and all of its provisions shall terminate and be of no further force or effect upon the termination of the Business Combination Agreement in accordance with Article XI thereof. Upon such termination of this Side Letter, all obligations of the parties under this Side Letter will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof. This Article III shall survive the termination of this Side Letter.
Section 3.2   Amendment and Waiver.   No amendment of any provision of this Side Letter shall be valid unless the same shall be in writing and signed by PubCo and each Sponsor Party and Founder Holder to the extent such Sponsor Party or Founder Holder holds Founder Shares or Restricted Sponsor Shares; provided, that, in no event shall any amendment be made to the terms of this Side Letter in favor of a Sponsor Party or Founder Holder which would provide such Sponsor Party or Founder Holder with more economic rights than the parallel rights held by PubCo and Sellers in respect of their Restricted Common Units in accordance with the Company A&R LLCA. No waiver of any provision or condition of this Side Letter shall be valid unless the same shall be in writing and signed by the party against which such waiver is to be enforced. No waiver by any party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.

Section 3.3   Assignment; Third Party Beneficiaries.   This Side Letter and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Side Letter nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto, other than in respect of the dissolution of the Sponsor to the members of the Sponsor in receipt of Restricted Sponsor Shares as a result thereof. This Side Letter is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the parties and such permitted assigns, any legal or equitable rights hereunder. Notwithstanding anything to the contrary contained in this Side Letter the parties acknowledge and agree that from the execution of this Side Letter until the occurrence of the Closing or the termination of this Side Letter in accordance with Section 3.1 of this Side Letter (a) the Sellers are express third-party beneficiaries of this Side Letter, (b) no amendment of this Side Letter, waiver of any provision or condition of this Side Letter, or assignment of this Side Letter shall be made without the prior written consent of the Sellers, and (c) the Sellers shall be entitled to enforce the terms of this Side Letter as if they were a party hereto, and the Sellers shall be entitled to exercise any remedies for breaches by any party of, or failure of any party to perform, this Side Letter, including without limitation injunctive or other equitable relief or an Order of specific performance (or any other equitable remedy) to enforce the terms hereof and to prevent breaches of this Side Letter, in addition to any other remedy at law or in equity, and shall not be required to provide any bond or other security in connection with any such Order or injunctive relief.
Section 3.4   Notices.   All notices, demands and other communications to be given or delivered under this Side Letter shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following delivery by reputable overnight express courier (charges prepaid) or (c) three (3) days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 3.4, notices, demands and other communications to the parties hereto shall be sent to the addresses indicated below:
Notices to PubCo, the Sponsor, the Founder Holders and following the Closing, the Company:	with a copy to (which shall not constitute notice):

Collier Creek Holdings	Kirkland & Ellis LLP
200 Park Avenue, 58th Floor	601 Lexington Avenue
New York, NY 10166	New York, NY 10022
Attention: Jason K. Giordano	Attention: Peter Martelli, P.C.
Email: giordano@cc.capital	Lauren M. Colasacco, P.C.
E-mail: peter.martelli@kirkland.com lauren.colasacco@kirkland.com
Notices to Fernandez:	with a copy to (which shall not constitute notice):

Antonio Fernandez	Kirkland & Ellis LLP
c/o Collier Creek Holdings	601 Lexington Avenue
200 Park Avenue, 58th Floor	New York, NY 10022
New York, NY 10166	Attention: Peter Martelli, P.C.
E-mail: antonio.fernandez@affadvisors.com	Lauren M. Colasacco, P.C.
E-mail: peter.martelli@kirkland.com lauren.colasacco@kirkland.com

Notices to Mannelly:	with a copy to (which shall not constitute notice):

Matthew Mannelly	Kirkland & Ellis LLP
c/o Collier Creek Holdings	601 Lexington Avenue
200 Park Avenue, 58th Floor	New York, NY 10022
New York, NY 10166	Attention: Peter Martelli, P.C.
E-mail: mattmannelly@gmail.com	Lauren M. Colasacco, P.C.
E-mail: peter.martelli@kirkland.com lauren.colasacco@kirkland.com
Notices to Toler:	with a copy to (which shall not constitute notice):

William Toler	Kirkland & Ellis LLP
c/o Collier Creek Holdings	601 Lexington Avenue
200 Park Avenue, 58th Floor	New York, NY 10022
New York, NY 10166	Attention: Peter Martelli, P.C.
E-mail: wdtoler@yahoo.com	Lauren M. Colasacco, P.C.
E-mail: peter.martelli@kirkland.com lauren.colasacco@kirkland.com
Notices to Steeneck:	with a copy to (which shall not constitute notice):

Craig Steeneck	Kirkland & Ellis LLP
c/o Collier Creek Holdings	601 Lexington Avenue
200 Park Avenue, 58th Floor	New York, NY 10022
New York, NY 10166	Attention: Peter Martelli, P.C.
E-mail: cdsteeneck0226@gmail.com	Lauren M. Colasacco, P.C.
E-mail: peter.martelli@kirkland.com lauren.colasacco@kirkland.com
Section 3.5   Entire Agreement.   This Side Letter and the exhibits and schedule hereto constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
Section 3.6   Miscellaneous.   The provisions of Sections 12.4, 12.5, 12.7, 12.8, 12.9, and 12.10 of the Business Combination Agreement shall apply mutatis mutandis.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, PubCo, each Sponsor Party and each Founder Holder have duly executed this Side Letter as of the date first written above.
PUBCO:
COLLIER CREEK HOLDINGS
By: /s/ Jason K. Giordano Name: Jason K. Giordano Title: Co-Executive Chairman
SPONSOR PARTIES:
COLLIER CREEK PARTNERS, LLC
By: /s/ Jason K. Giordano Name: Jason K. Giordano Title: Manager
/s/ Antonio F. Fernandez Antonio F. Fernandez
/s/ Matthew M. Mannelly Matthew M. Mannelly
/s/ Craig D. Steeneck Craig D. Steeneck
/s/ William D. Toler William D. Toler

FOUNDER HOLDERS:
/s/ Chinh E. Chu Chinh E. Chu
/s/ Roger K. Deromedi Roger K. Deromedi
/s/ Jason K. Giordano Jason K. Giordano
/s/ Erika Giordano Erika Giordano
ROGER K. DEROMEDI REVOCABLE TRUST, DATED 2/11/2000, AMENDED AND RESTATED 11/9/2011
By: /s/ Roger K. Deromedi Name: Roger K. Deromedi Title: Trustee
CC COLLIER HOLDINGS, LLC
By: /s/ Chinh E. Chu Name: Chinh E. Chu Title: President and Senior Managing Director

ANNEX I
FORM OF TAX RECEIVABLE AGREEMENT
among
UTZ BRANDS, INC.
and
THE PERSONS NAMED HEREIN
Dated as of [•], 2020

I-i

Exhibits and Schedules
Exhibit A
Form of Joinder

Schedule I
Further Agreements

I-ii

TAX RECEIVABLE AGREEMENT
This TAX RECEIVABLE AGREEMENT (this “TRA Agreement”), is dated as of [•], 2020, among Utz Brands, Inc., a Delaware corporation (the “Corporate Taxpayer”), Utz Brands Holdings, LLC, a Delaware limited liability company (“OpCo”), Series U of UM Partners, LLC, a series of a Delaware limited liability company (“Series U”), Series R of UM Partners, LLC, a series of a Delaware limited liability company (“Series R”) (each of Series U and Series R, a “TRA Party” and together the “TRA Parties”), Series U in its capacity as the TRA Party Representative, and each of the other Persons from time to time that become a party to this TRA Agreement.
RECITALS
WHEREAS, the TRA Parties directly or indirectly hold Common Units in OpCo, which is classified as a partnership for United States federal income Tax purposes;
WHEREAS, the Corporate Taxpayer is the sole managing member of OpCo and holds Common Units;
WHEREAS, each of Series U and Series R is classified as a partnership for United States federal income Tax purposes;
WHEREAS, the Corporate Taxpayer, the TRA Parties, and OpCo entered into a Business Combination Agreement (as amended, modified or supplemented from time to time in accordance with such agreement, the “Business Combination Agreement”), pursuant to which the Corporate Taxpayer acquired (i) the Assigned Company Units in exchange for the Net Cash Consideration and shares of Class V Common Stock (the “Purchase”) and (ii) the Issued Company Units in exchange for the Contribution Amount;
WHEREAS, simultaneously with the execution of the Business Combination Agreement, the Corporate Taxpayer and BSOF SN, LLC (“BSOF”) entered into a purchase agreement pursuant to which, subject to the Closing, the Corporate Taxpayer purchased all of the preferred equity interests held by BSOF in Sellers (the “BSOF Preferred Interests”) and all of the common equity interests held by BSOF in Sellers (the “BSOF Common Interests”) (such purchases together, the “BSOF Purchase”);
WHEREAS, simultaneously with the Closing, the Corporate Taxpayer entered into a Redemption Agreement with Series U and Series R, pursuant to which Series U and Series R redeemed the BSOF Common Interests and BSOF Preferred Interests purchased by Corporate Taxpayer in exchange for the Exchanged Company Units (the “Redemption”);
WHEREAS, each Common Unit held by a TRA Party may be Exchanged, together with the surrender and delivery by such holder of one (1) share of Class V Common Stock, for one (1) share of Class A Common Stock or for cash in accordance with and subject to the conditions and limitations in the LLC Agreement;
WHEREAS, pursuant to that certain Stock Purchase Agreement, dated as of September 10, 2019, entered into between Utz Quality Foods, LLC, a Delaware limited liability company (“Peak Buyer”), and Peak Finance Holdings LLC, a Delaware limited liability company, Peak Buyer purchased 100% of the issued and outstanding common stock of Kennedy Endeavors, Incorporated, a Washington corporation (such purchase, the “Peak Acquisition,” and such Person, “Peak Target”), a Code Section 336(e) election was made with respect to such purchase, and Peak Target was subsequently converted into a limited liability company that is disregarded as separate from OpCo for U.S. federal income Tax purposes;
WHEREAS, OpCo, Series U, and Series R currently have and will have in effect an election under Section 754 of the Code for each Taxable Year that includes the Closing Date and (for OpCo only) for each Taxable Year in which an Exchange occurs;
WHEREAS, as a result of the Closing and future Exchanges, the income, gain, loss, deduction, expense and other Tax items of the Corporate Taxpayer may be affected by the (i) Basis Adjustments, (ii) Peak Deductions and (iii) any deduction attributable to any payment (including amounts attributable to Imputed Interest) made under this TRA Agreement (collectively, the “Tax Attributes”); and

WHEREAS, the parties to this TRA Agreement desire to provide for certain payments and make certain arrangements with respect to the effect of the Tax Attributes on the liability for Taxes of the Corporate Taxpayer.
NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth in this TRA Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
SECTION 1.1.   Definitions
As used in this TRA Agreement, the terms set forth in this Article I shall have the following meanings.
“Acquired Company Units” has the meaning set forth in the Business Combination Agreement.
“Acquired Restricted Company Units” has the meaning set forth in the Business Combination Agreement.
“Actual Tax Liability” means, with respect to any Taxable Year, an amount, not less than zero, equal to the sum of (i) the actual liability for U.S. federal income Taxes of the Corporate Taxpayer for such Taxable Year and, if applicable, determined in accordance with a Determination or Amended Schedule (including interest imposed in respect thereof under applicable law), and (ii) the product of (A) the actual amount of taxable income of the Corporate Taxpayer for U.S. federal income Tax purposes for such Taxable Year and, if applicable, determined in accordance with a Determination or Amended Schedule and (B) the Blended Rate for such Taxable Year.
“Advisory Firm” means PricewaterhouseCoopers, Ernst & Young, Deloitte, KPMG, BDO USA, LLP, Grant Thornton LLP, Alvarez & Marsal, RSM US LLP, or, if agreed in writing by the Corporate Taxpayer and the TRA Party Representative, another accounting firm that is nationally recognized as being expert in U.S. federal, state and local income Tax matters.
“Advisory Firm Letter” means a letter prepared by the Advisory Firm (at the expense of OpCo) that prepared the relevant Schedules, notices or other information to be provided by the Corporate Taxpayer to the TRA Parties stating that such Schedules, notices or other information, along with all supporting schedules and work papers prepared by such Advisory Firm in connection with such Schedules, notices or other information, were prepared in a manner that is consistent with the terms of this TRA Agreement and, to the extent not expressly provided in this TRA Agreement, on a reasonable basis in light of the facts and law in existence on the date such Schedules, notices or other information were delivered to the TRA Parties.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise. For purposes of this TRA Agreement, no TRA Party shall be considered to be an Affiliate of the Corporate Taxpayer or OpCo.
“Agreed Rate” means a per annum rate of LIBOR plus 100 basis points.
“Amended Schedule” has the meaning set forth in Section 2.3(b).
“Ancillary Agreements” has the meaning set forth in the Business Combination Agreement.
“Assigned Company Units” has the meaning set forth in the Business Combination Agreement.
“Attributable” means the portion of any Tax Attribute of the Corporate Taxpayer that is attributable to a TRA Party and shall be determined by reference to the Tax Attributes, under the following principles:
(i)   any BSOF Basis Adjustments shall be determined separately with respect to each TRA Party and are Attributable to a TRA Party based on the BSOF Basis Adjustments delivered to the Corporate Taxpayer by such TRA Party as a result of the BSOF Purchase together with the Redemption;

(ii)   any Purchase Basis Adjustments shall be determined separately with respect to each TRA Party and are Attributable to each TRA Party in an amount equal to the total Purchase Basis Adjustments relating to such Units Purchased from such TRA Party;
(iii)   any Peak Deductions shall be determined separately with respect to each TRA Party and are Attributable to a TRA Party based on such TRA Party’s Weighted Average Percentage Interest;
(iv)   any Exchange Basis Adjustments shall be determined separately with respect to each Exchanging Member and are Attributable to each Exchanging Member in an amount equal to the total Exchange Basis Adjustments relating to such Common Units Exchanged by such Exchanging Member; and
(v)   any deduction to the Corporate Taxpayer with respect to a Taxable Year in respect of any payment (including amounts attributable to Imputed Interest) made under this TRA Agreement is Attributable to the Person that is required to include the Imputed Interest or other payment in income (without regard to whether such Person is actually subject to Tax thereon).
“Bankruptcy Rejection” has the meaning set forth in Section 4.1(c).
“Basis Adjustment” means a Purchase Basis Adjustment, a BSOF Basis Adjustment or an Exchange Basis Adjustment.
“Basis Schedule” has the meaning set forth in Section 2.1.
“Blended Rate” means, with respect to any Taxable Year, the sum of the apportionment-weighted effective rates of Tax imposed on the aggregate net income of the Corporate Taxpayer in each U.S. state or local jurisdiction in which the Corporate Taxpayer files Tax Returns for such Taxable Year, with the maximum effective rate in any state or local jurisdiction being equal to the product of (i) the apportionment factor on the income or franchise Corporate Taxpayer Return in such jurisdiction for such Taxable Year and (ii) the maximum applicable corporate income Tax rate in effect in such jurisdiction in such Taxable Year. As an illustration of the calculation of Blended Rate for a Taxable Year, if the Corporate Taxpayer solely files Tax Returns in State 1 and State 2 in a Taxable Year, the maximum applicable corporate income Tax rates in effect in such states in such Taxable Year are 6.5% and 5.5%, respectively, and the apportionment factors for such states in such Taxable Year are 55% and 45%, respectively, then the Blended Rate for such Taxable Year is equal to 6.05% (i.e., 6.5% multiplied by 55% plus 5.5% multiplied by 45%).
“Board” means the Board of Directors of the Corporate Taxpayer.
“Breach Notice” has the meaning set forth in Section 4.1(c).
“BSOF” has the meaning set forth in the Recitals.
“BSOF Basis Adjustment” means the adjustment to the Tax basis of a Reference Asset under Sections 734(b), 743(b), 754 and/or 755 of the Code and, in each case, analogous sections of United States state and local Tax laws, as a result of the BSOF Purchase together with the Redemption.
“BSOF Common Interests” has the meaning set forth in the Recitals.
“BSOF Preferred Interests” has the meaning set forth in the Recitals.
“BSOF Purchase” has the meaning set forth in the Recitals.
“Business Combination Agreement” has the meaning set forth in the Recitals.
“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.
“Cash Exchange Payment” has the meaning set forth in the LLC Agreement.
“Change of Control” means a “Continuing Member COC” as defined in the LLC Agreement.
“Class A Common Stock” has the meaning set forth in the LLC Agreement.

“Class V Common Stock” has the meaning set forth in the LLC Agreement.
“Closing” has the meaning set forth in the Business Combination Agreement.
“Closing Date” has the meaning set forth in the Business Combination Agreement.
“Code” means the United States Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).
“Common Unit” has the meaning set forth in the LLC Agreement.
“Contribution Amount” has the meaning set forth in the Business Combination Agreement.
“Corporate Taxpayer” has the meaning set forth in the Preamble.
“Corporate Taxpayer Return” means the United States federal and/or state and/or local Tax Return, as applicable, of the Corporate Taxpayer filed with respect to Taxes of any Taxable Year.
“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporate Taxpayer, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same such Taxable Years. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedule or Amended Schedule, if any, in existence at the time of such determination; provided, that the computation of the Cumulative Net Realized Tax Benefit shall be adjusted to reflect any applicable Determination with respect to any Realized Tax Benefits and/or Realized Tax Detriments.
“Default Rate” means a per annum rate of LIBOR plus 500 basis points.
“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of state, foreign or local Tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.
“DGCL” means the General Corporation Law of the State of Delaware.
“Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.
“Early Termination Effective Date” means the date on which an Early Termination Schedule becomes binding pursuant to Section 4.2.
“Early Termination Notice” has the meaning set forth in Section 4.2.
“Early Termination Payment” has the meaning set forth in Section 4.3(b).
“Early Termination Rate” means (a) in respect of Tax Benefit Payments resulting solely from the application of clause (6) of the Valuation Assumptions, a per annum rate of LIBOR plus 200 basis points and (b) in respect of all Tax Benefit Payments not described in the foregoing clause (a), a per annum rate of LIBOR plus 350 basis points.
“Early Termination Schedule” has the meaning set forth in Section 4.2.
“Exchange” has the meaning set forth in the LLC Agreement, and “Exchanged” has a correlative meaning.
“Exchange Act” has the meaning set forth in the LLC Agreement.
“Exchange Basis Adjustment” means the adjustment to the Tax basis of a Reference Asset under Sections 732, 734(b) and/or 1012 of the Code (in situations where, as a result of one or more Exchanges, OpCo becomes an entity that is disregarded as separate from its owner for United States federal income Tax purposes) or under Sections 734(b), 743(b), 754 and/or 755 of the Code (in situations where, following an Exchange, OpCo remains in existence as an entity treated as a partnership for United States federal income Tax purposes) and, in each case, analogous sections of United States state and local Tax laws, as a result of an Exchange and the payments made pursuant to this TRA Agreement in respect of such Exchange. The amount of any Exchange Basis Adjustment shall be determined using the Market Value with respect to such Exchange, except, for the avoidance of doubt, as otherwise required by a Determination. For the avoidance of doubt, payments made under this TRA Agreement shall not be treated as resulting in an Exchange Basis Adjustment to the extent such payments are treated as Imputed Interest.
“Exchange Date” means the date of any Exchange.
“Exchanged Company Units” has the meaning set forth in the Business Combination Agreement.
“Exchanging Member” has the meaning set forth in the LLC Agreement.
“Expert” has the meaning set forth in Section 7.9.
“Final Payment Date” means, with respect to any payment required to be made pursuant to this TRA Agreement, the last date on which such payment may be made within the applicable time period prescribed for such payment under this TRA Agreement (i.e., the date on which such payment is due under this TRA Agreement). For example, the Final Payment Date in respect of a Tax Benefit Payment is determined pursuant to Section 3.1(a) of this TRA Agreement.
“Future TRAs” has the meaning set forth in Section 5.1.
“Hypothetical Tax Liability” means, with respect to any Taxable Year, an amount, not less than zero, equal to the sum of (i) the hypothetical liability for U.S. federal income Taxes of the Corporate Taxpayer for such Taxable Year and (ii) the product of (A) the hypothetical amount of taxable income of the Corporate Taxpayer for U.S. federal income Tax purposes for such Taxable Year and (B) the Blended Rate for such Taxable Year, in each case determined using the same methods, elections, conventions and similar practices used on the relevant Corporate Taxpayer Return (taking into account any modifications required by an applicable Determination or Amended Schedule), but (a) calculating depreciation, amortization or similar deductions and income, gain or loss using the Non-Adjusted Tax Basis of the Reference Assets and the Corporate Taxpayer’s distributive share of the Peak Hypothetical Deductions (in place of the Peak Deductions) as reflected on the Schedules including amendments thereto for such Taxable Year and (b) excluding any deduction attributable to any payment (including amounts attributable to Imputed Interest) made under this TRA Agreement for such Taxable Year. For the avoidance of doubt, Hypothetical Tax Liability shall be determined without taking into account the carryover or carryback of any Tax item (or portions thereof) that is attributable to a Tax Attribute as applicable.
“ICC” has the meaning set forth in Section 7.9.
“Imputed Interest” in respect of a TRA Party shall mean any interest imputed under Section 1272, 1274 or 483 or other provision of the Code and any similar provision of state and local Tax law with respect to the Corporate Taxpayer’s payment obligations in respect of such TRA Party under this TRA Agreement.
“Interest Amount” has the meaning set forth in Section 3.1(b).
“IRS” means the United States Internal Revenue Service.
“Issued Company Units” has the meaning set forth in the Business Combination Agreement.
“LIBOR” means during any period, the rate which appears on the Bloomberg Page BBAM1 (or on such other substitute Bloomberg page that displays rates at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market), or the rate which is quoted by another source selected by the Corporate Taxpayer as an authorized information vendor for the purpose of displaying rates at which U.S. dollar deposits are offered by leading banks in the London interbank deposit market (an “Alternate Source”), at approximately 11:00 a.m., London time, two (2) Business Days prior to the first day of such period as the London interbank offered rate for U.S. dollars having a borrowing date and a maturity comparable to such period (or if there shall at any time, for any reason, no longer exist a Bloomberg Page BBAM1 (or any substitute page) or any LIBOR Alternate Source, a comparable replacement rate determined by the Corporate Taxpayer at such time, which determination shall be conclusive absent manifest error); provided, that at no time shall LIBOR be less than 0%. If the Corporate Taxpayer has made the determination, after consultation with the TRA Party Representative, that LIBOR is no longer a widely recognized benchmark rate for newly originated loans in the U.S. loan market in U.S. dollars, then the Corporate Taxpayer shall, subject to the prior written consent of the TRA Party Representative, which consent shall not be unreasonably withheld or delayed, establish a replacement interest rate (the “Replacement Rate”), after giving due consideration to any evolving or then prevailing conventions for similar loans in the U.S. loan market in U.S. dollars for such alternative benchmark, and including any mathematical or other adjustments to such benchmark giving due consideration to any evolving or then prevailing convention for similar loans in the U.S. loan market in U.S. dollars for such benchmark, which adjustment, method for calculating such adjustment and benchmark shall be published on an information service as selected from time to time by the Corporate Taxpayer, subject to the prior written consent of the TRA Party Representative, which consent shall not be unreasonably withheld or delayed. The Replacement Rate shall, subject to the next two sentences, replace LIBOR for all purposes under this TRA Agreement. In connection with the establishment and application of the Replacement Rate, this TRA Agreement shall be amended, with the consent of the Corporate Taxpayer, OpCo and the TRA Party Representative (which consent of the TRA Party Representative shall not be unreasonably withheld or delayed), as necessary or appropriate, in the reasonable judgment of the Corporate Taxpayer, to replace the definition of LIBOR and otherwise to effect the provisions of this definition. The Replacement Rate shall be applied in a manner consistent with market practice; provided that, in each case, to the extent such market practice is not administratively feasible for the Corporate Taxpayer, such Replacement Rate shall be applied as otherwise reasonably determined by the Corporate Taxpayer, after consultation with the TRA Party Representative.
“Liquidity Exceptions” has the meaning set forth in Section 4.1(c).
“LLC Agreement” means, with respect to OpCo, the Third Amended and Restated Limited Liability Company Agreement of OpCo, dated the date hereof, as such agreement may be further amended, restated, supplemented and/or otherwise modified from time to time in accordance with the terms of such agreement.
“Market Value” shall mean, with respect to a Common Unit (a) Exchanged for a Stock Exchange Payment or that is subject to a deemed Exchange under this TRA Agreement, the Stock Value on the Exchange Date or the date of the applicable deemed Exchange, as applicable, or (b) Exchanged for a Cash Exchange Payment, the amount of the Cash Exchange Payment paid in respect of such Common Unit.
“Material Objection Notice” has the meaning set forth in Section 4.2.
“National Securities Exchange” has the meaning set forth in the LLC Agreement.
“Net Cash Consideration” means the Cash Consideration (as defined in the Business Combination Agreement) minus the amount of any Prohibited Affiliate Transactions (as defined in the Business Combination Agreement).
“Net Tax Benefit” has the meaning set forth in Section 3.1(b).
“Non-Adjusted Tax Basis” means, with respect to any Reference Asset at any time, the Tax basis that such asset would have had at such time if no Basis Adjustments had been made.
“Non-Payment Default” has the meaning set forth in Section 4.1(c).
“Objection Notice” has the meaning set forth in Section 2.3(a).
“OpCo” has the meaning set forth in the Preamble.
“Payment Default” has the meaning set forth in Section 4.1(c).
“Peak Acquisition” has the meaning set forth in the Recitals.
“Peak Asset” means an asset that is held by Peak Target immediately prior to the Closing. A Peak Asset also includes any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Peak Asset.
“Peak Buyer” has the meaning set forth in the Recitals.

“Peak Deductions” means the Tax deductions of OpCo arising as a result of the Peak Assets that are either (i) amortizable under Section 197 of the Code or otherwise reported as amortizable on IRS Form 4562 for United States federal income Tax purposes or (ii) of a character subject to the allowance for depreciation provided in Section 167 of the Code, but without taking into account any Basis Adjustments.
“Peak Denominator” means the sum of (i) total number of Acquired Company Units, (ii) total Acquired Restricted Company Units converted into Common Units upon the occurrence of a Vesting Event as of the end of the relevant Taxable Year and (iii) the total number of Common Units received by the Corporate Taxpayer in Exchanges by the TRA Parties after the Closing Date as of the end of the relevant Taxable Year.
“Peak Hypothetical Deductions” means the Peak Deductions determined using the Tax basis that the Peak Assets would have had if the Tax basis of the Peak Assets immediately prior to the Closing had been equal to zero.
“Peak Numerator” means, with respect to a TRA Party, the sum of (I) the product of (A) the quotient of (x) the sum of (i) the number of Assigned Company Units, excluding Acquired Restricted Company Units, Purchased from the TRA Party plus (ii) the number of Exchanged Company Units, excluding Acquired Restricted Company Units, received from the TRA Party in the Redemption divided by (y) the sum of (i) the total number of Assigned Company Units, excluding Acquired Restricted Company Units, Purchased from the TRA Parties at the Closing plus (ii) the total number of Exchanged Company Units, excluding Acquired Restricted Company Units, received from the TRA Parties in the Redemption at the Closing multiplied by (B) the sum of (i) the total number of Acquired Company Units plus (ii) the total Acquired Restricted Company Units converted into Common Units upon the occurrence of a Vesting Event as of the end of the relevant Taxable Year, and (II) the total number of Common Units received by the Corporate Taxpayer in Exchanges by such TRA Party after the Closing Date as of the end of the relevant Taxable Year.
“Peak Target” has the meaning set forth in the Recitals.
“Permitted Transferee” has the meaning set forth in the LLC Agreement.
“Person” means any natural person, sole proprietorship, partnership, trust, unincorporated association, corporation, limited liability company, entity or governmental entity.
“Pre-Closing NOLs” has the meaning set forth in Section 7.11(f).
“Purchase” has the meaning set forth in the Recitals, and “Purchased” has a correlative meaning.
“Purchase Basis Adjustment” means the adjustment to the Tax basis of a Reference Asset under Sections 734(b), 743(b), 754 and/or 755 of the Code and, in each case, analogous sections of United States state and local Tax laws, as a result of (a) the Purchase and (b) the payments made pursuant to this TRA Agreement in respect of (i) such Purchase, (ii) the BSOF Purchase and Redemption and (iii) the Peak Deductions. For the avoidance of doubt, payments made under this TRA Agreement shall not be treated as resulting in a Purchase Basis Adjustment to the extent such payments are treated as Imputed Interest.
“Realized Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability. If all or a portion of the Actual Tax Liability for the Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.
“Realized Tax Detriment” means, for a Taxable Year, the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability. If all or a portion of the Actual Tax Liability for the Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.
“Reconciliation Dispute” has the meaning set forth in Section 7.9.
“Reconciliation Procedures” has the meaning set forth in Section 2.3(a).
“Redemption” has the meaning set forth in the Recitals.

“Reference Asset” means an asset that is held by OpCo, or by any of its direct or indirect Subsidiaries treated as a partnership or disregarded entity (but only if such indirect Subsidiaries are held only through Subsidiaries treated as partnerships or disregarded entities) for purposes of the applicable Tax, at the time of the Purchase, the BSOF Purchase and Redemption or an Exchange, as relevant. A Reference Asset also includes any asset the Tax basis of which is determined, in whole or in part, for purposes of the applicable Tax, by reference to the Tax basis of an asset that is described in the preceding sentence, including, for U.S. federal income Tax purposes, any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.
“Rice Family” has the meaning set forth in the LLC Agreement.
“Schedule” means any of the following: (i) a Basis Schedule; (ii) a Tax Benefit Schedule; or (iii) the Early Termination Schedule, and, in each case, any amendments thereto.
“Securities Act” has the meaning set forth in the LLC Agreement.
“Sellers” means, collectively, Series U and Series R.
“Senior Obligations” has the meaning set forth in Section 5.1.
“Series R” has the meaning set forth in the Preamble.
“Series U” has the meaning set forth in the Preamble.
“Stock Exchange Payment” has the meaning set forth in the LLC Agreement.
“Stock Value” means, on any date, (a) if the Class A Common Stock trades on a National Securities Exchange (as defined in the LLC Agreement) or automated or electronic quotation system, the arithmetic average of the high trading price on such date (or if such date is not a Trading Day (as used in this definition, as defined in the LLC Agreement), the immediately preceding Trading Day) and the low trading price on such date (or if such date is not a Trading Day, the immediately preceding Trading Day) or (b) if the Class A Common Stock is not then traded on a National Securities Exchange or automated or electronic quotation system, as applicable, the Appraiser FMV (as defined in the LLC Agreement) on such date of one (1) share of Class A Common Stock that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, respectively, and without regard to the particular circumstances of the buyer or seller.
“Subsidiaries” means, of any Person, any corporation, association, partnership, limited liability company or other business entity of which more than fifty percent (50%) of the voting power or equity is owned or controlled directly or indirectly by such Person, or one (1) or more of the Subsidiaries of such Person, or a combination thereof.
“Tax Attributes” has the meaning set forth in the Recitals.
“Tax Benefit Payment” has the meaning set forth in Section 3.1(b).
“Tax Benefit Schedule” has the meaning set forth in Section 2.2.
“Tax Return” means any return, declaration, report, information returns, claims for refund, disclosures or similar statement filed or required to be filed with respect to or in connection with Taxes (including any related or supporting schedules, attachments, statements or information filed or required to be filed with respect thereto), including any amendments thereof and declarations of estimated Tax.
“Taxable Year” means a taxable year of the Corporate Taxpayer as defined in Section 441(b) of the Code or comparable section of state or local Tax law, as applicable (and which may include a period of more or less than twelve (12) months for which a Tax Return is made), ending on or after the Closing Date.
“Taxes” means any and all United States federal, state, local and foreign taxes, assessments or similar charges that are based on or measured with respect to net income or profits (including franchise taxes that are based on or measured with respect to net income or profits), and any interest related to such Tax.

“Taxing Authority” means any domestic, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body, in each case, exercising any taxing authority or any other authority or jurisdiction of any kind in relation to Tax matters.
“TRA Agreement” has the meaning set forth in the Preamble.
“TRA Disinterested Majority” means a majority of the directors of the Board who are disinterested as determined by the Board in accordance with the DGCL with respect to the matter being considered by the Board; provided that to the extent a matter being considered by the Board is required to be considered by disinterested directors under the rules of the National Securities Exchange on which the Class A Common Stock is then listed, the Securities Act or the Exchange Act, such rules with respect to the definition of disinterested director shall apply solely with respect to such matter.
“TRA Party” has the meaning set forth in the Preamble.
“TRA Party Representative” means, initially, Series U, and thereafter, that TRA Party or committee of TRA Parties determined from time to time by a plurality vote of the TRA Parties ratably in accordance with their right to receive Early Termination Payments under this TRA Agreement determined as if all TRA Parties had fully Exchanged their Common Units for shares of Class A Common Stock or other consideration and the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange.
“TRA Party’s Weighted Average Percentage Interest” means, with respect to a TRA Party with respect to a Taxable Year, the percentage equal to the quotient of (a) the Peak Numerator with respect to such TRA Party as of the end of the relevant Taxable Year divided by (b) the Peak Denominator as of the end of the relevant Taxable Year; provided, however, that the Corporate Taxpayer and the TRA Party Representative shall reasonably agree on equitable adjustments to each TRA Party’s Weighted Average Percentage Interest to the extent necessary to reflect the parties’ intent that the sum of all of the TRA Parties’ Weighted Average Percentage Interests with respect to any Taxable Year shall be equal to one hundred percent (100%).
“Transfer” has the meaning set forth in the LLC Agreement and the terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.
“Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.
“Units” has the meaning set forth in the LLC Agreement.
“Utz C Corp Entities” has the meaning set forth in the Business Combination Agreement.
“Valuation Assumptions” shall mean, as of an Early Termination Date, the assumptions that in each Taxable Year ending on or after such Early Termination Date, (1) the Corporate Taxpayer will have taxable income sufficient to fully utilize the Tax items, including deductions, arising from the Tax Attributes (other than any items addressed in clause (2) below) during such Taxable Year or future Taxable Years (including deductions and other Tax items arising from Basis Adjustments and Imputed Interest that would result from the applicable future payments made under this TRA Agreement that would be paid in accordance with the Valuation Assumptions, further assuming that such applicable future payments would be paid on the due date (including extensions) for filing the Corporate Taxpayer Return for the applicable Taxable Year) in which such deductions or other Tax items would become available, (2) any loss carryovers generated by deductions arising from any Tax Attributes, which loss carryovers are available in the Taxable Year that includes such Early Termination Date, will be used by the Corporate Taxpayer on a pro rata basis from such Early Termination Date through (A) the scheduled expiration date of such loss carryovers (if any) or (B) if there is no such scheduled expiration, then the fifteen (15) year anniversary of the Early Termination Date, (3) the United States federal, state and local income Tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date and the Blended Rate will be calculated based on such rates and the apportionment factors applicable in the most recently ended Taxable Year, except to the extent any change to such Tax rates for such Taxable Year have already been enacted into law, (4) except as described in clause (5) below, any non-amortizable, non-depreciable Reference Assets (other than the Peak Assets) will be disposed of on the later of (i) the fifteenth (15th) anniversary of the applicable Exchange (in the case of Exchange Basis Adjustments) or the Closing Date (in the case of BSOF Basis Adjustments and Purchase Basis Adjustments) or (ii) the Early Termination Date, and any cash equivalents will be disposed of twelve (12) months following the Early Termination Date; provided, that in the event of a Change of Control, such non-amortizable, non-depreciable assets shall be deemed disposed of at the time of sale (if applicable) of the relevant asset in the Change of Control (if earlier than the applicable fifteenth (15th) anniversary), (5) the stock of or other interests in Subsidiaries that are treated as C corporations for U.S. federal income Tax purposes will never be disposed of, and (6) if, on the Early Termination Date, there are Common Units that have not been Exchanged, then each such Common Unit shall be deemed Exchanged for the Market Value (as determined in accordance with clause (a) of the definition thereof) that would be transferred if the Exchange occurred on the Early Termination Date.
“Vesting Event” has the meaning set forth in the LLC Agreement.
ARTICLE II
DETERMINATION OF CERTAIN REALIZED TAX BENEFIT
SECTION 2.1.   Basis Schedule.   Within one hundred and fifty (150) calendar days after the due date (including extensions) of IRS Form 1120 (or any successor form) of the Corporate Taxpayer for each relevant Taxable Year, the Corporate Taxpayer shall deliver to each TRA Party a schedule (the “Basis Schedule”) that shows, in reasonable detail necessary to perform the calculations required by this TRA Agreement, (i) the actual Tax basis and the Non-Adjusted Tax Basis of the Reference Assets as of the Closing Date and the date of each Exchange, (ii) the Exchange Basis Adjustments Attributable to such TRA Party with respect to the Reference Assets as a result of Exchanges effected by such TRA Party in such Taxable Year, (iii) the Purchase Basis Adjustments and BSOF Basis Adjustments Attributable to such TRA Party for the Taxable Year of the Closing, (iv) the Tax basis in the Peak Assets that will give rise to the Peak Deductions Attributable to such TRA Party for the Taxable Year of the Closing, and (v) the period (or periods) over which such Basis Adjustments and the Tax basis in the Peak Assets are amortizable and/or depreciable, in each case, calculated in the aggregate for all TRA Parties and solely with respect to the TRA Party to which such Basis Schedule is delivered; provided that for each of the first three (3) Taxable Years ending after the Closing Date, such deadline shall be automatically extended from one hundred and fifty (150) calendar days after such due date (including extensions) to one hundred and eighty (180) calendar days after such due date (including extensions). All costs and expenses incurred in connection with the provision and preparation of the Basis Schedules and Tax Benefit Schedules for each TRA Party in compliance with this TRA Agreement and the obtaining of any Advisory Firm Letter shall be borne by OpCo. Each Basis Schedule shall become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).
SECTION 2.2.   Tax Benefit Schedule.
(a)   Tax Benefit Schedule.   Within one hundred and fifty (150) calendar days after the due date (including extensions) of IRS Form 1120 (or any successor form) of the Corporate Taxpayer for any Taxable Year in which there is a Realized Tax Benefit or a Realized Tax Detriment Attributable to a TRA Party, the Corporate Taxpayer shall provide to such TRA Party a schedule showing, in reasonable detail, the calculation of the Tax Benefit Payment (and any Realized Tax Benefit) or the lack of a Tax Benefit Payment (and any Realized Tax Detriment), as applicable, Attributable to such TRA Party for such Taxable Year (a “Tax Benefit Schedule”); provided that for each of the first three (3) Taxable Years ending after the Closing Date, such deadline shall be automatically extended from one hundred and fifty (150) calendar days after such due date (including extensions) to one hundred and eighty (180) calendar days after such due date (including extensions). Each Tax Benefit Schedule shall become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).

(b)   Applicable Principles.   Subject to Section 3.3, the Realized Tax Benefit (or the Realized Tax Detriment) for each Taxable Year is intended to measure the decrease (or increase) in the actual liability for Taxes of the Corporate Taxpayer for such Taxable Year attributable to the Tax Attributes, determined using a “with and without” methodology. Carryovers or carrybacks of any Tax item attributable to any of the Tax Attributes shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of United States state and local income and franchise Tax law, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any Tax item includes a portion that is attributable to any Tax Attribute (“TRA Portion”) and another portion that is not (“Non-TRA Portion”), such portions shall be considered to be used in accordance with the “with and without” methodology so that the amount of any Non-TRA Portion is deemed utilized, to the extent available, prior to the amount of any TRA Portion, to the extent available (with the TRA Portion being applied on a proportionate basis consistent with the provisions of Section 3.3). The parties agree that (A) the payments made pursuant to this TRA Agreement in respect of (i) the Purchase, (ii) the BSOF Purchase and Redemption and (iii) the Peak Deductions (in each case, to the extent permitted by applicable law and other than amounts accounted for as Imputed Interest) are intended to be treated and shall be reported for all purposes, including Tax purposes, as additional contingent consideration to the applicable TRA Parties for the sale of Assigned Common Units at the Closing that has the effect of creating additional Purchase Basis Adjustments and the payments made pursuant to this TRA Agreement in respect of an Exchange are intended to be treated and shall be reported for all purposes, including Tax purposes, as additional contingent consideration to the applicable Exchanging Member for such Exchange that has the effect of creating additional Exchange Basis Adjustments, in each case, to the Reference Assets for the Corporate Taxpayer in the Taxable Year of payment, (B) as a result, such additional Purchase Basis Adjustments and Exchange Basis Adjustments shall be incorporated into the calculation for the Taxable Year of the applicable payment and into the calculations for subsequent Taxable Years, as appropriate, (C) the Actual Tax Liability shall take into account the deduction of the portion of the Tax Benefit Payment that must be accounted for as Imputed Interest under applicable law, (D) the liability for U.S. federal income Taxes of the Corporate Taxpayer and the amount of taxable income of the Corporate Taxpayer for U.S. federal income Tax purposes as determined for purposes of calculating the Actual Tax Liability and the Hypothetical Tax Liability shall include, without duplication, such liability for Taxes and such taxable income that is economically borne by or allocated to the Corporate Taxpayer as a result of the provisions of Sections 10.4, 10.5(a), and 10.5(b) of the LLC Agreement; provided, however, that such liability for Taxes and such taxable income shall be included in the Hypothetical Tax Liability and the Actual Tax Liability subject to the adjustments and assumptions set forth in the definitions thereof and, to the extent any such amount is taken into account on an Amended Schedule, such amount shall adjust a Tax Benefit Payment, as applicable, in accordance with Section 2.3(b), and (E) the provisions of Schedule I shall apply as if fully set forth herein.
SECTION 2.3.   Procedures, Amendments.
(a)   Procedure.   Every time the Corporate Taxpayer delivers to a TRA Party an applicable Schedule under this TRA Agreement, including any Amended Schedule delivered pursuant to Section 2.3(b), and any Early Termination Schedule or amended Early Termination Schedule, the Corporate Taxpayer shall also (x) deliver to such TRA Party supporting schedules and work papers, as determined by the Corporate Taxpayer or as reasonably requested by such TRA Party, providing reasonable detail regarding data and calculations that were relevant for purposes of preparing the Schedule, (y) indicate which Advisory Firm prepared the Schedule and, upon the written request of the TRA Party Representative, use commercially reasonable efforts to cause such Advisory Firm to prepare an Advisory Firm Letter with respect to such Schedule, and (z) allow the TRA Party Representative and its advisors reasonable access to the appropriate representatives at the Corporate Taxpayer and (at the cost and expense of OpCo) at the Advisory Firm that prepared the applicable Schedule in connection with a review of such Schedule. Without limiting the generality of the preceding sentence, the Corporate Taxpayer shall ensure that any Tax Benefit Schedule or Early Termination Schedule that is delivered to a TRA Party, along with any supporting schedules and work papers, provides a reasonably detailed presentation of the calculation of the Actual Tax Liability (the “with” calculation) and the Hypothetical Tax Liability (the “without” calculation) and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. An applicable Schedule or amendment thereto shall become final and binding on all parties thirty (30) calendar days from the date on which all relevant TRA Parties have been given the applicable Schedule or amendment thereto under Section 7.1 unless the TRA Party Representative (i) within thirty (30) calendar days after having been given the applicable Schedule or amendment thereto, gives the Corporate Taxpayer written notice of a material objection to such Schedule or amendment thereto made in good faith (“Objection Notice”), or (ii) provides a written waiver of its right to give an Objection Notice within the period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on the date such waiver is given by the TRA Party Representative and received by the Corporate Taxpayer. If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in the Objection Notice within thirty (30) calendar days after the TRA Party Representative gives the Corporate Taxpayer an Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the reconciliation procedures described in Section 7.9 (the “Reconciliation Procedures”), in which case such Schedule or Amended Schedule becomes binding in accordance with Section 7.9. The TRA Party Representative will represent the interests of each of the TRA Parties and shall raise and pursue, in accordance with this Section 2.3(a), any objection to a Schedule or amendment thereto timely given in writing to the TRA Party Representative by a TRA Party.
(b)   Amended Schedule.   The applicable Schedule for any Taxable Year may be amended from time to time by the Corporate Taxpayer (i) in connection with a Determination affecting such Schedule, (ii) to correct material inaccuracies in the Schedule, including those identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was provided to a TRA Party, (iii) to comply with an Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit, or the Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Year, (v) to reflect a change in the Realized Tax Benefit or the Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year or (vi) to adjust an applicable TRA Party’s Basis Schedule to take into account payments made pursuant to this TRA Agreement (any such Schedule, an “Amended Schedule”). The Corporate Taxpayer shall provide an Amended Schedule to each TRA Party when the Corporate Taxpayer delivers the Basis Schedule for the following Taxable Year. In the event a Schedule is amended after such Schedule becomes final pursuant to Section 2.3(a) or, if applicable, Section 7.9, (A) the Amended Schedule shall not be taken into account in calculating any Tax Benefit Payment in the Taxable Year to which the amendment relates but instead shall be taken into account in calculating the Cumulative Net Realized Tax Benefit for the Taxable Year in which the amendment actually occurs, and (B) as a result of the foregoing, any increase of the Net Tax Benefit attributable to an Amended Schedule shall not accrue the Interest Amount (or any other interest hereunder) until after the due date (without extensions) for filing IRS Form 1120 (or any successor form) of the Corporate Taxpayer with respect to Taxes for the Taxable Year in which the amendment actually occurs.
SECTION 2.4.   Section 754 Election
In its capacity as the sole managing member of OpCo, the Corporate Taxpayer shall ensure that, for the Taxable Year that includes the date hereof and for each Taxable Year in which an Exchange occurs and with respect to which the Corporate Taxpayer has obligations under this TRA Agreement, OpCo and each of its direct and indirect Subsidiaries that is treated as a partnership for U.S. federal income Tax purposes will have in effect an election under Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law) for each such Taxable Year; provided that with respect to any direct or indirect Subsidiary of OpCo that is treated as a partnership for U.S. federal income Tax purposes for which the Corporate Taxpayer or any of its Subsidiaries do not have the authority under the governing documents of such Subsidiary to cause or otherwise do not have control over causing such Subsidiary to have in effect an election under Section 754 of the Code (or under any similar provisions of applicable U.S. state or local law), the Corporate Taxpayer shall use commercially reasonable efforts to cause such Subsidiary to have such an election in effect.

ARTICLE III
TAX BENEFIT PAYMENTS
SECTION 3.1.   Payments.
(a)   Payments.   Within five (5) Business Days after a Tax Benefit Schedule delivered to a TRA Party becomes final in accordance with Section 2.3(a) or, if applicable, Section 7.9, the Corporate Taxpayer shall pay such TRA Party for such Taxable Year the Tax Benefit Payment determined pursuant to Section 3.1(b) that is Attributable to the relevant TRA Party. Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by such TRA Party to the Corporate Taxpayer or as otherwise agreed by the Corporate Taxpayer and such TRA Party. The payments provided for pursuant to the above sentence shall be computed separately for each TRA Party. Without limiting the Corporate Taxpayer’s ability to make offsets against Tax Benefit Payments to the extent permitted by Section 3.5, no TRA Party shall be required under any circumstances to make a payment or return a payment to the Corporate Taxpayer in respect of any portion of any Tax Benefit Payment previously paid by the Corporate Taxpayer to such TRA Party (including any portion of any Early Termination Payment).
(b)   A “Tax Benefit Payment” in respect of a TRA Party for a Taxable Year means an amount, not less than zero, equal to the sum of (i) Net Tax Benefit that is Attributable to such TRA Party and (ii) the Interest Amount with respect thereto. Subject to Section 3.3, the “Net Tax Benefit” for a Taxable Year shall be an amount equal to the excess, if any, of eighty-five percent (85%) of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year, over the total amount of payments previously made under the first sentence of Section 3.1(a) (excluding payments attributable to Interest Amounts); provided, that if there is no such excess (or if a deficit exists), no TRA Party shall be required to make a payment (or return a payment) to the Corporate Taxpayer in respect of any portion of any Tax Benefit Payment previously paid by the Corporate Taxpayer to such TRA Party. The “Interest Amount” shall equal the interest on the Net Tax Benefit calculated at the Agreed Rate from the due date (without extensions) for filing IRS Form 1120 (or any successor form) of the Corporate Taxpayer with respect to Taxes for the applicable Taxable Year until the payment date under Section 3.1(a); provided that such interest shall not accrue on the amount of any Net Tax Benefit after the date on which such amount is actually paid to the applicable TRA Party, regardless of whether such payment is made prior to the due date for such payment under Section 3.1(a) and regardless of whether the amount of any unpaid Net Tax Benefit has yet become final in accordance with Section 2.3(a) or, if applicable, Section 7.9.
SECTION 3.2.   No Duplicative Payments.   It is intended that the provisions of this TRA Agreement will not result in duplicative payment of any amount (including interest) required under this TRA Agreement, including that the aggregate Tax Benefit Payments (excluding payments attributable to Interest Amounts) for any Taxable Year shall not exceed the Net Tax Benefit for such Taxable Year. For purposes of this TRA Agreement, no Tax Benefit Payment shall be based on estimated Tax payments, including United States federal estimated income Tax payments. The provisions of this TRA Agreement shall be construed in the appropriate manner to ensure such intentions are realized.
SECTION 3.3.   Pro Rata Payments.   Notwithstanding anything in Section 3.1 to the contrary, to the extent that the aggregate Realized Tax Benefit of the Corporate Taxpayer with respect to the Tax Attributes is limited in a particular Taxable Year because the Corporate Taxpayer does not have sufficient taxable income, the Net Tax Benefit for the Corporate Taxpayer shall be allocated among all parties eligible for Tax Benefit Payments under this TRA Agreement in proportion to the amounts of Net Tax Benefit, respectively, that would have been Attributable to each TRA Party if the Corporate Taxpayer had sufficient taxable income so that there were no such limitation.
SECTION 3.4.   Payment Ordering.   If for any reason the Corporate Taxpayer does not fully satisfy its payment obligations to make all Tax Benefit Payments due under this TRA Agreement in respect of a particular Taxable Year, then the Corporate Taxpayer and the TRA Parties agree that (i) Tax Benefit Payments for such Taxable Year shall be allocated to all parties eligible for Tax Benefit Payments under this TRA Agreement in proportion to the amounts of Net Tax Benefit, respectively, that would have been Attributable to each TRA Party if the Corporate Taxpayer had sufficient cash available to make such Tax Benefit Payments and (ii) no Tax Benefit Payments shall be made in respect of any Taxable Year until all Tax Benefit Payments to all TRA Parties in respect of all prior Taxable Years have been made in full.

SECTION 3.5.   Overpayments.   To the extent the Corporate Taxpayer makes a payment to a TRA Party in respect of a particular Taxable Year under Section 3.1(a) in an amount in excess of the amount of such payment that should have been made to such TRA Party in respect of such Taxable Year (taking into account Section 3.3 and Section 3.4) under the terms of this TRA Agreement, then such TRA Party shall not receive further payments under Section 3.1(a) until such TRA Party has foregone an amount of payments equal to such excess.
ARTICLE IV
TERMINATION
SECTION 4.1.   Early Termination of Agreement; Breach of Agreement.
(a)   Corporate Taxpayer’s Early Termination Right.   The Corporate Taxpayer may, with the prior written consent of the TRA Disinterested Majority, terminate this TRA Agreement (including with respect to all amounts payable to the TRA Parties and with respect to all of the Units held by the TRA Parties, subject to the immediately succeeding sentence) at any time by paying to each TRA Party the Early Termination Payment in respect of such TRA Party; provided, however, that this TRA Agreement shall terminate only upon the receipt by each TRA Party of its respective Early Termination Payment and payments described in the next sentence, if any, and provided, further, that the Corporate Taxpayer may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid. Upon payment of the Early Termination Payment by the Corporate Taxpayer, none of the TRA Parties or the Corporate Taxpayer shall have any further payment obligations under this TRA Agreement, other than with respect to any (i) any Tax Benefit Payments due and payable and that remain unpaid as of the Early Termination Date (which Tax Benefit Payments shall not be included in the Early Termination Payments) and as of the date of payment of the Early Termination Payment and (ii) any Tax Benefit Payments due for the Taxable Year ending immediately prior to or including the Early Termination Date (except to the extent that the amounts described in this clause (ii) are included in the calculation of the Early Termination Payments (at the option of the Corporate Taxpayer) or are included in clause (i)); provided that upon payment of all amounts, to the extent applicable and without duplication, described in this sentence, this TRA Agreement shall terminate. For the avoidance of doubt, if an Exchange occurs after the Corporate Taxpayer makes all of the required Early Termination Payments, the Corporate Taxpayer shall have no obligations under this TRA Agreement with respect to such Exchange.
(b)   Acceleration Upon Change of Control.   In the event of a Change of Control, the TRA Party Representative shall have the option, by written notice to the Corporate Taxpayer, to cause the acceleration of the unpaid payment obligations as calculated in accordance with this Section 4.1(b), and such payment obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such Change of Control and shall include, without duplication: (i) the Early Termination Payments calculated with respect to such TRA Parties as if the Early Termination Date is the date of such Change of Control, (ii) any Tax Benefit Payments due and payable and that remain unpaid as of the date of such Change of Control (which Tax Benefit Payments shall not be included in the Early Termination Payments described in clause (i)); and (iii) any Tax Benefit Payments due for the Taxable Year ending immediately prior to or including the date of such Change of Control (except to the extent that the amounts described in this clause (iii) are included in the calculation of Early Termination Payments described in clause (i) (at the option of the Corporate Taxpayer) or are included in clause (ii)); provided, that the procedures of Section 4.2 (and Section 2.3, to the extent applicable) and Section 4.3 shall apply mutatis mutandis with respect to the determination of the amount payable by the Corporate Taxpayer pursuant to this sentence and the payment thereof, except that such amount shall not be due and payable until five (5) Business Days after such amount has become final pursuant to Section 4.2 or, if applicable, Section 7.9. In the event of an acceleration following a Change of Control, any Early Termination Payment described in the preceding sentence shall be calculated utilizing the Valuation Assumptions, substituting in each case the terms “date of a Change of Control” for an “Early Termination Date,” and if an Exchange occurs after the Corporate Taxpayer makes all such required Early Termination Payments and other payments described in this Section 4.1(b), the Corporate Taxpayer shall have no obligations under this TRA Agreement with respect to such Exchange.

(c)   Acceleration Upon Material Breach of TRA Agreement.   In the event that the Corporate Taxpayer materially breaches any of its material obligations under this TRA Agreement, whether as a result of (1) a failure to make a payment required to be made pursuant to this TRA Agreement by the Final Payment Date therefor (except for all or a portion of such payment that is being validly disputed in good faith under this TRA Agreement, and then only with respect to the amount in dispute) (a “Payment Default”) or (2) any material breach of any of its material obligations under this TRA Agreement (other than a Payment Default) (a “Non-Payment Default”), which failure or breach, (A) in the case of a Payment Default, continues without payment in full until the later of (y) thirty (30) calendar days following receipt by the Corporate Taxpayer of written notice of such Payment Default from the TRA Party Representative following such Payment Default, and (z) sixty (60) calendar days following the relevant Final Payment Date therefor, or (B) in the case of a Non-Payment Default, continues without cure for a period of thirty (30) calendar days following receipt by the Corporate Taxpayer of written notice of such Non-Payment Default from the TRA Party Representative following such Non-Payment Default (such written notice delivered under clause (A) or (B), a “Breach Notice”), except in each case to the extent otherwise set forth in the final sentence of this Section 4.1(c) or by operation of law as a result of the rejection of this TRA Agreement in a case commenced under bankruptcy laws (such rejection, a “Bankruptcy Rejection”), then, the unpaid payment obligations as calculated in accordance with this Section 4.1(c) shall (I) in the case of a Payment Default, automatically accelerate and become immediately due and payable upon expiration of the applicable period in clause (A) above (but, for the avoidance of doubt, no such acceleration shall occur earlier than thirty (30) calendar days following receipt by the Corporate Taxpayer of a Breach Notice with respect to such Payment Default, and receipt of a Breach Notice shall be a condition precedent to any such acceleration), or (II) in the case of a Non-Payment Default, accelerate and become immediately due and payable upon written notice of acceleration from the TRA Party Representative to the Corporate Taxpayer at any time after the expiration of the applicable period in clause (B) above (provided that in the case of any Bankruptcy Rejection, such acceleration shall be automatic without any such written notice, unless such acceleration is waived in writing by the TRA Party Representative, which waiver may be retroactive). Such payment obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such Breach Notice (or, in the case of any Bankruptcy Rejection, on the date of such Bankruptcy Rejection) and shall include, without duplication: (i) the Early Termination Payments calculated with respect to such TRA Parties as if the Early Termination Date is the date of such Breach Notice or such Bankruptcy Rejection, as applicable; (ii) any Tax Benefit Payments due and payable and that remain unpaid as of the date of such Breach Notice or such Bankruptcy Rejection, as applicable (which Tax Benefit Payments shall not be included in the Early Termination Payments described in clause (i)); and (iii) any Tax Benefit Payments due for the Taxable Year ending immediately prior to or including the date of such Breach Notice or such Bankruptcy Rejection, as applicable (except to the extent that the amounts described in this clause (iii) are included in the calculation of Early Termination Payments described in clause (i) (at the option of the Corporate Taxpayer) or are included in clause (ii)); provided, that the procedures of Section 4.2 (and Section 2.3, to the extent applicable) and Section 4.3 shall apply mutatis mutandis with respect to the determination of the amount payable by the Corporate Taxpayer pursuant to this sentence and the payment thereof, except that such amount shall not be due and payable until five (5) Business Days after such amount has become final pursuant to Section 4.2 or, if applicable, Section 7.9. In the event of an acceleration described in this Section 4.1(c), any Early Termination Payment described in the preceding sentence shall be calculated utilizing the Valuation Assumptions, substituting in each case the terms “date of a Breach Notice” or “date of a Bankruptcy Rejection,” as applicable, for an “Early Termination Date,” and if an Exchange occurs after the Corporate Taxpayer makes all such required Early Termination Payments and other payments described in this Section 4.1(c), the Corporate Taxpayer shall have no obligations under this TRA Agreement with respect to such Exchange. Notwithstanding the foregoing, in the event that the Corporate Taxpayer breaches this TRA Agreement and such breach is not a material breach of a material obligation under this TRA Agreement, a TRA Party shall still be entitled to enforce all of its rights otherwise available under this TRA Agreement, but shall not be entitled to an acceleration of amounts payable under this Section 4.1(c). Notwithstanding anything in this TRA Agreement to the contrary, it shall not be a Payment Default or Non-Payment Default (and no Breach Notice may be delivered) under this TRA Agreement if the Corporate Taxpayer fails to make any payment due pursuant to this TRA Agreement to the extent that the Corporate Taxpayer (w) has insufficient funds, or cannot make such payment as a result of obligations imposed in connection with any Senior Obligations, and cannot take commercially reasonable actions to obtain sufficient funds, to make such payment or (x) would become insolvent as a result of making such payment

(in each case, as determined by the Board in good faith) (clauses (w) and (x) together, the “Liquidity Exceptions”); provided that the interest provisions of Section 5.2 shall apply to such late payment (unless the Corporate Taxpayer does not have sufficient funds to make such payment as a result of limitations imposed by, or payment obligations under, any Senior Obligations, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate); provided, further, that any such payment obligation shall nonetheless accrue for the benefit of the TRA Parties and the Corporate Taxpayer shall make such payment at the first opportunity that the Liquidity Exceptions do not apply; provided, further, however, if the Liquidity Exceptions apply and the Corporate Taxpayer declares or pays any dividend of cash to its shareholders (other than the payment of any dividend to the holders of the Class A Common Stock declared (after the Board has taken into account the pendency of any Tax Benefit Payment) in accordance with the Corporate Taxpayer’s Dividend Policy (as defined in the LLC Agreement) prior to the date any such Tax Benefit Payment became due and payable) while any such Tax Benefit Payment is due and payable and remains unpaid more than sixty (60) days following the relevant Final Payment Date, then the Liquidity Exceptions shall no longer apply and a Breach Notice may be immediately delivered.
(d)   Any Tax Attributes attributable to the Closing or to Exchanges (or deemed Exchanges) with respect to which a payment has been made under Section 4.1(a), Section 4.1(b) or Section 4.1(c) shall be excluded in calculating any future Tax Benefit Payments or Early Termination Payments, and in such case, this TRA Agreement shall have no further application to such payments.
SECTION 4.2.   Early Termination Notice.   If the Corporate Taxpayer chooses to exercise its right of early termination in accordance with Section 4.1 above, the Corporate Taxpayer shall deliver to each TRA Party written notice of such decision to exercise such right (“Early Termination Notice”) and a schedule (the “Early Termination Schedule”) specifying the Corporate Taxpayer’s decision to exercise such right and showing in reasonable detail the calculation of the Early Termination Payment(s) due for each TRA Party. Each Early Termination Schedule shall become final and binding on all parties thirty (30) calendar days from the first date on which all TRA Parties have been given such Schedule under Section 7.1 unless the TRA Party Representative (i) within thirty (30) calendar days after such date gives the Corporate Taxpayer written notice of a material objection to such Schedule made in good faith (“Material Objection Notice”) or (ii) provides a written waiver of its right to give a Material Objection Notice within the period described in clause (i) above, in which case such Schedule becomes binding on the date such waiver is given by the TRA Party Representative to the Corporate Taxpayer. If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in such Material Objection Notice within thirty (30) calendar days after the TRA Party Representative gives the Corporate Taxpayer the Material Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the Reconciliation Procedures in which case such Schedule becomes binding in accordance with Section 7.9. The TRA Party Representative will represent the interests of each of the TRA Parties and shall raise and pursue, in accordance with this Section 4.2, any objection to an Early Termination Schedule timely given in writing to the TRA Party Representative by a TRA Party.
SECTION 4.3.   Payment upon Early Termination.
(a)   Within five (5) Business Days after an Early Termination Effective Date, the Corporate Taxpayer shall pay to each TRA Party an amount equal to the Early Termination Payment in respect of such TRA Party. Such payment shall be made by wire transfer of immediately available funds to a bank account or accounts designated by such TRA Party or as otherwise agreed by the Corporate Taxpayer and such TRA Party or, in the absence of such designation or agreement, by check mailed to the last mailing address provided by such TRA Party to the Corporate Taxpayer.
(b)   “Early Termination Payment” in respect of a TRA Party shall equal the present value, discounted at the Early Termination Rate as of and starting from the applicable Early Termination Date, of all Tax Benefit Payments (excluding the Interest Amount) in respect of such TRA Party that would be required to be paid by the Corporate Taxpayer beginning from the Early Termination Date (but which have not been previously paid as of such date), and assuming that the Valuation Assumptions in respect of such TRA Party are applied and that each such Tax Benefit Payment for each relevant Taxable Year would be paid on the due date (including extensions) under applicable law as of the Early Termination Date for filing of IRS Form 1120 (or any successor form) of the Corporate Taxpayer for each such Taxable Year. For the avoidance of doubt, an Early Termination Payment shall be made to each applicable TRA Party regardless of whether such TRA Party has exchanged all of its Common Units as of the Early Termination Date.
ARTICLE V
SUBORDINATION AND LATE PAYMENTS
SECTION 5.1.   Subordination.   Notwithstanding any other provision of this TRA Agreement to the contrary, any Tax Benefit Payment, Early Termination Payment or any other payment required to be made by the Corporate Taxpayer to any TRA Party under this TRA Agreement shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money (whether secured or unsecured, senior or subordinated and/or however evidenced, including by bonds, notes or other debt instruments) of the Corporate Taxpayer and its Subsidiaries (the “Senior Obligations”) and shall rank pari passu in right of payment with all current or future unsecured obligations of the Corporate Taxpayer that are not Senior Obligations. To the extent that any payment under this TRA Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of TRA Parties and the Corporate Taxpayer shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations. Notwithstanding any other provision of this TRA Agreement to the contrary, to the extent that the Corporate Taxpayer or any of its Affiliates enters into future Tax receivable or other similar agreements (“Future TRAs”), the Corporate Taxpayer shall ensure that the terms of any such Future TRA shall provide that the Tax Attributes subject to this TRA Agreement shall be senior in priority in all respects to any Tax attributes subject to any such Future TRA for purposes of calculating the amount and timing of payments under any such Future TRA.
SECTION 5.2.   Late Payments by the Corporate Taxpayer.   Subject to the first proviso in the last sentence of Section 4.1(c), the amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made to the TRA Parties when due under the terms of this TRA Agreement, whether as a result of Section 5.1 or otherwise, shall be payable together with any interest thereon, computed at the Default Rate (in place of the Agreed Rate, if applicable) commencing from the Final Payment Date therefor accruing to the date of actual payment; provided, that if the Corporate Taxpayer does not have sufficient funds to make the payment as a result of limitations imposed by, or payment obligations in respect of, any Senior Obligations, interest shall instead be computed at the Agreed Rate; provided, further, that if any unpaid portion of any Tax Benefit Payment is the subject of a Reconciliation Dispute and is finally determined in such Reconciliation Dispute to be due and payable, then interest shall accrue on such unpaid portion at the Default Rate (in place of the Agreed Rate) from the date that is thirty (30) days following the due date for the applicable Tax Benefit Schedule until the date of actual payment.
ARTICLE VI
NO DISPUTES; CONSISTENCY; COOPERATION
SECTION 6.1.   Participation in the Corporate Taxpayer’s and OpCo’s Tax Matters.   Except as otherwise provided in this TRA Agreement, the Business Combination Agreement or the LLC Agreement, the Corporate Taxpayer shall have full responsibility for, and sole discretion over, all Tax matters concerning the Corporate Taxpayer and OpCo, including the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, the Corporate Taxpayer shall notify the TRA Party Representative in writing of the commencement of, and keep the TRA Party Representative reasonably informed with respect to, the portion of any audit of the Corporate Taxpayer and OpCo or any of OpCo’s Subsidiaries by a Taxing Authority the outcome of which would reasonably be expected to materially affect the rights and obligations of a TRA Party under this TRA Agreement, including the Tax Benefit Payments payable to TRA Parties, and shall provide to the TRA Party Representative reasonable opportunity (at the cost and expense of the TRA Party Representative, on behalf of the TRA Parties) to participate in or provide information and other input to the Corporate Taxpayer, OpCo and its Subsidiaries and their respective advisors concerning the conduct of any such portion of such audit; provided, however, that the Corporate Taxpayer and OpCo (and its Subsidiaries) shall not be required to take any action that is inconsistent with any provision of the LLC Agreement or the Business Combination Agreement.
SECTION 6.2.   Consistency.   The Corporate Taxpayer and the TRA Parties agree to report and cause their respective Affiliates to report for all purposes, including United States federal, state and local Tax purposes and financial reporting purposes, all Tax-related items (including the Peak Deductions, the Basis Adjustments and each Tax Benefit Payment) in a manner consistent with that set forth in this TRA Agreement or specified by the Corporate Taxpayer in any Schedule, or Amended Schedule, provided by or on behalf of the Corporate Taxpayer under this TRA Agreement that is final and binding on the parties unless otherwise required by applicable law. The Corporate Taxpayer shall (and shall cause OpCo and its other Subsidiaries to) use commercially reasonable efforts (for the avoidance of doubt, taking into account the interests and entitlements of all TRA Parties under this TRA Agreement) to defend the Tax treatment contemplated by this TRA Agreement and any Schedule (or Amended Schedule, as applicable) in any audit, contest or similar proceeding with any Taxing Authority.
SECTION 6.3.   Cooperation.   Each of the TRA Parties shall (a) furnish to the Corporate Taxpayer in a timely manner such information, documents and other materials as the Corporate Taxpayer may reasonably request for purposes of making any determination or computation necessary or appropriate under this TRA Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (b) make itself available to the Corporate Taxpayer and its representatives to provide explanations of documents and materials and such other information as the Corporate Taxpayer or its representatives may reasonably request in connection with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter. OpCo shall reimburse the TRA Parties for any reasonable and documented out-of-pocket costs and expenses incurred pursuant to this Section 6.3.
ARTICLE VII
MISCELLANEOUS
SECTION 7.1.   Notices.   All notices, demands and other communications to be given or delivered under this TRA Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following delivery by reputable overnight express courier (charges prepaid) or (c) three (3) calendar days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 7.1, notices, demands and other communications shall be sent to the addresses indicated below:
If to the Corporate Taxpayer, to:
Utz Brands, Inc.
900 High Street
Hanover, PA 17331
Attention:   [•]
Email:   [•]
which, in the case of delivery of a Breach Notice, shall also include:
Utz Brands, Inc.
900 High Street
Hanover, PA 17331
Attention:   [Chief Executive Officer, Chief Financial Officer and Chairperson of the Audit Committee]
Email:   [•]

with a copy, in any case, to:
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:
Dean Shulman, P.C.
Peter Martelli, P.C.
Lauren M. Colasacco, P.C.

Email:
dean.shulman@kirkland.com
peter.martelli@kirkland.com
lauren.colasacco@kirkland.com

If to Series U or Series R, to:
Series U of UM Partners, LLC
c/o Utz Quality Foods, LLC
900 High Street
Hanover, PA 17331
Attention:   Dylan B. Lissette
Email:   dlissette@utzsnacks.com
with a copy to:
Cozen O’Connor
One Liberty Place
1650 Market Street, Suite 2800
Philadelphia, PA 19103
Attention:
Richard J. Silpe, Esquire
Larry P. Laubach, Esquire

Email:
rsilpe@cozen.com
llaubach@cozen.com

SECTION 7.2.   Counterparts.   This TRA Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a contract and each party forever waives any such defense.
SECTION 7.3.   Entire Agreement; No Third Party Beneficiaries.   This TRA Agreement, the Business Combination Agreement and the Ancillary Agreements, together with all Exhibits and Schedules to this TRA Agreement, contain the entire agreement and understanding among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way. Nothing in this TRA Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this TRA Agreement.
SECTION 7.4.   Governing Law.   The law of the State of Delaware shall govern (a) all claims or matters related to or arising from this TRA Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this TRA Agreement, and the performance of the obligations imposed by this TRA Agreement, in each case without giving effect to any choice-of-law or conflict-of-law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

SECTION 7.5.   Severability.   If any provision of this TRA Agreement is determined to be invalid, illegal or unenforceable by any governmental entity, all other provisions of this TRA Agreement shall nevertheless remain in full force and effect. Upon such determination that any provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this TRA Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
SECTION 7.6.   Successors; Assignment; Amendments; Waivers.
(a)   No TRA Party may assign all or any portion of its rights or obligations under this TRA Agreement to any Person without the prior written approval of the TRA Disinterested Majority, except that, to the extent that a TRA Party Transfers Units to any of such TRA Party’s Permitted Transferees in accordance with the terms of the LLC Agreement, the Transferring TRA Party shall have the option to assign, without the approval of the Board or TRA Disinterested Majority, to the Transferee of such Units the Transferring TRA Party’s rights and obligations under this TRA Agreement with respect to such Transferred Units. As a condition to any such assignment, each Transferee approved by the TRA Disinterested Majority or Permitted Transferee, as applicable, and the Corporate Taxpayer shall execute and deliver a joinder to this TRA Agreement, in the form attached hereto as Exhibit A, agreeing to become a TRA Party for all purposes of this TRA Agreement, except as otherwise provided in such joinder. If a TRA Party Transfers Units in accordance with the terms of the LLC Agreement but does not assign to the Transferee of such Units its rights and obligations under this TRA Agreement with respect to such Transferred Units, (i) such TRA Party shall remain a TRA Party under this TRA Agreement for all purposes, including with respect to the receipt of Tax Benefit Payments to the extent payable hereunder (including any Tax Benefit Payments in respect of the Exchanges of such Transferred Units by such Transferee), and (ii) the Transferee of such Units shall not be a TRA Party. The Corporate Taxpayer may not assign any of its rights or obligations under this TRA Agreement to any Person (other than in connection with a Mandatory Assignment) without the prior written consent of the TRA Party Representative (not to be unreasonably withheld, conditioned or delayed). Any purported assignment in violation of the terms of this Section 7.6 shall be null and void.
(b)   No provision of this TRA Agreement may be amended unless such amendment is approved in writing by each of the Corporate Taxpayer (as determined by the TRA Disinterested Majority) and by the TRA Parties who would be entitled to receive at least two-thirds of the total amount of the Early Termination Payments payable to all TRA Parties under this TRA Agreement if the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange prior to such amendment (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to this TRA Agreement since the date of such most recent Exchange); provided, that no such amendment shall be effective if such amendment will have a disproportionate effect on the payments one or more TRA Parties will be entitled to receive under this TRA Agreement unless such amendment is consented to in writing by such TRA Parties disproportionately affected. No provision of this TRA Agreement may be waived unless such waiver is in writing and signed by the party against whom the waiver is to be effective.
(c)   All of the terms and provisions of this TRA Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors, permitted assigns, heirs, executors, administrators and legal representatives. The Corporate Taxpayer shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporate Taxpayer, by written agreement, expressly to assume and agree to perform this TRA Agreement in the same manner and to the same extent that the Corporate Taxpayer would be required to perform if no such succession had taken place (any such assignment, a “Mandatory Assignment”).
SECTION 7.7.   Interpretation.   The headings and captions used in this TRA Agreement and the table of contents to this TRA Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this TRA Agreement. Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this TRA Agreement. The use of the word “including” herein shall mean “including without limitation.” The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this TRA Agreement, shall refer to this TRA Agreement as a whole and not to any particular provision of this TRA Agreement. References herein to the Preamble or to a specific Section, Subsection, Recital, Clause, Schedule or Exhibit shall refer, respectively, to the Preamble, Sections, Subsections, Recitals, Clauses, Schedules or Exhibits of this TRA Agreement. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. References herein to any gender shall include each other gender. The word “or” shall not be exclusive unless the context clearly requires the selection of one (1) (but not more than one (1)) of a number of items. References to “written” or “in writing” include in electronic form. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and permitted assigns; provided, however, that nothing contained in this Section 7.7 is intended to authorize any assignment or transfer not otherwise permitted by this TRA Agreement. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity. Any reference to “days” shall mean calendar days unless Business Days are expressly specified; provided that if any action is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. References herein to any contract or agreement (including this TRA Agreement) mean such contract or agreement as amended, restated, supplemented or modified from time to time in accordance with the terms thereof. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding.” References herein to any law shall be deemed also to refer to such law, as amended (and any successor laws), and all rules and regulations promulgated thereunder. The word “extent” in the phrase “to the extent” (or similar phrases) shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Except where otherwise expressly provided, all amounts in this TRA Agreement are stated and shall be paid in United States dollars. The parties to this TRA Agreement and their respective counsel have reviewed and negotiated this TRA Agreement as the joint agreement and understanding of such parties, and the language used in this TRA Agreement shall be deemed to be the language chosen by such parties to express their mutual intent, and no rule of strict construction shall be applied against any Person.
SECTION 7.8.   Waiver of Jury Trial; Jurisdiction.
(a)   EACH PARTY TO THIS TRA AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS TRA AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS TRA AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES HEREUNDER. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.
(b)   Subject to Section 7.9, each of the parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any action, suit or proceeding arising out of or relating to this TRA Agreement, agrees that all claims in respect of such action, suit or proceeding shall be heard and determined in any such court and agrees not to bring any action, suit or proceeding arising out of or relating to this TRA Agreement in any other courts. Nothing in this Section 7.8, however, shall affect the right of any party to serve legal process in any other manner permitted by law or at equity. Each party agrees that a final judgment in any action, suit or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.
SECTION 7.9.   Reconciliation.   In the event that the Corporate Taxpayer and the TRA Party Representative are unable to resolve a disagreement with respect to the calculation of amounts owed pursuant to Sections 2.3, 4.1 and 4.2 within the relevant period designated in this TRA Agreement (“Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert in the particular area of disagreement, acting as an expert and not as an arbitrator (the “Expert”), mutually acceptable to the Corporate Taxpayer and the TRA Party Representative. The Expert shall be a partner or principal of PricewaterhouseCoopers, Ernst & Young, Deloitte, KPMG, BDO USA, LLP, Grant Thornton LLP, Alvarez & Marsal, or RSM US LLP, and unless the Corporate Taxpayer and the TRA Party Representative agree in writing otherwise, the Expert shall not, and the firm that employs the

Expert shall not, have any material relationship with any party to this TRA Agreement, any Affiliate of any such parties, any member of the Rice Family, or any Affiliate of any such member or any other actual or potential conflict of interest. If the Corporate Taxpayer and the TRA Party Representative are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, then the Corporate Taxpayer and the TRA Party Representative shall cause the Expert to be selected by the International Chamber of Commerce Centre for Expertise (the “ICC”) in accordance with the criteria set forth above in this Section 7.9. The Expert shall resolve any matter relating to the Basis Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days or, in each case, as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this TRA Agreement and such Tax Return may be filed as prepared by the Corporate Taxpayer, subject to adjustment or amendment upon resolution. The sum of (a) the costs and expenses relating to (i) the engagement (and, if applicable, selection by the ICC) of such Expert and (ii) if applicable, amending any Tax Return in connection with the decision of such Expert and (b) the reasonable out-of-pocket costs and expenses of the Corporate Taxpayer and the TRA Party Representative incurred in the conduct of such proceeding shall be allocated between the Corporate Taxpayer, on the one hand, and the TRA Party Representative (on behalf of the TRA Parties), on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Expert that is unsuccessfully disputed by each such party (as finally determined by the Expert) bears to the total amount of such disputed items so submitted, and each such party shall promptly reimburse the other party for the excess that such other party has paid in respect of such costs and expenses over the amount it has been so allocated. The Corporate Taxpayer may withhold payments under this TRA Agreement to collect amounts due under the preceding sentence. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.9 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on the Corporate Taxpayer and each of the TRA Parties and may be entered and enforced in any court having jurisdiction.
SECTION 7.10.   Withholding.   The Corporate Taxpayer shall be entitled to deduct and withhold from any payment payable pursuant to this TRA Agreement such amounts as the Corporate Taxpayer is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, foreign or other Tax law; provided, however, that the Corporate Taxpayer shall use commercially reasonable efforts to notify and shall reasonably cooperate with the applicable TRA Party prior to the making of such deductions and withholding payments to determine whether any such deductions or withholding payments (other than any deduction or withholding required by reason of such TRA Party’s failure to comply with the last sentence of this Section 7.10) are required under applicable law and in obtaining any available exemption or reduction of, or otherwise minimizing to the extent permitted by applicable law, such deduction and withholding. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by the Corporate Taxpayer, such withheld amounts shall be treated for all purposes of this TRA Agreement as having been paid to the Person in respect of whom such withholding was made. Each TRA Party shall promptly provide the Corporate Taxpayer, OpCo or other applicable withholding agent with any applicable Tax forms and certifications (including IRS Form W-9 or the applicable version of IRS Form W-8) reasonably requested and shall promptly provide an update of any such Tax form or certificate previously delivered if the same has become incorrect or has expired.
SECTION 7.11.   Admission of the Corporate Taxpayer into a Consolidated Group; Transfers of Corporate Assets.
(a)   If the Corporate Taxpayer is or becomes a member of an affiliated, consolidated, combined or unitary group of corporations that files a consolidated, combined or unitary income Tax Return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of state or local Tax law, then: (i) the provisions of this TRA Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments and other applicable items hereunder shall be computed with reference to the consolidated, combined or unitary taxable income of the group as a whole.

(b)   If the Corporate Taxpayer (or any member of a group described in Section 7.11(a)) transfers or is deemed to transfer any Unit or any Reference Asset to a transferee that is treated as a corporation for United States federal income Tax purposes (other than a member of a group described in Section 7.11(a)) in a transaction in which the transferee’s basis in the property acquired is determined in whole or in part by reference to such transferor’s basis in such property, then the Corporate Taxpayer shall cause such transferee to assume the obligation to make payments hereunder with respect to the applicable Tax Attributes associated with any Reference Asset or interest therein acquired (directly or indirectly) in such transfer (taking into account any gain recognized in the transaction) in a manner consistent with the terms of this TRA Agreement as the transferee (or one of its Affiliates) actually realizes Tax benefits from the Tax Attributes.
(c)   If OpCo transfers (or is deemed to transfer for United States federal income Tax purposes) any Reference Asset to a transferee that is treated as a corporation for United States federal income Tax purposes (other than a member of a group described in Section 7.11(a)) in a transaction in which the transferee’s basis in the property acquired is determined in whole or in part by reference to such transferor’s basis in such property, OpCo shall be treated as having disposed of the Reference Asset in a wholly taxable transaction in which income, gain or loss is allocated to the Corporate Taxpayer in accordance with the LLC Agreement. The consideration deemed to be received by OpCo in a transaction contemplated in the prior sentence shall be equal to the fair market value of the deemed transferred asset, plus (i) the amount of debt to which such asset is subject, in the case of a transfer of an encumbered asset or (ii) the amount of debt allocated to such asset, in the case of a transfer of a partnership interest. The transactions described in this Section 7.11(c) and Section 7.11(e) below shall be taken into account in determining the Realized Tax Benefit or Realized Tax Detriment, as applicable, for such Taxable Year based on the income, gain or loss deemed allocated to the Corporate Taxpayer using the Non-Adjusted Tax Basis of the Referenced Assets in calculating its Hypothetical Tax Liability for such Taxable Year and using the actual Tax basis of the Reference Assets in calculating its Actual Tax Liability, determined using the “with and without” methodology. Thus, for example, in determining the Hypothetical Tax Liability of the Corporate Taxpayer, the taxable income of the Corporate Taxpayer shall be determined by treating OpCo as having sold the applicable Reference Asset for its fair market value, recovering any basis applicable to such Reference Asset (using the Non-Adjusted Tax Basis), while the Actual Tax Liability of the Corporate Taxpayer would be determined by recovering the actual Tax basis of the Reference Asset that reflects any Basis Adjustments.
(d)   If any member of a group described in Section 7.11(a) that owns any Unit deconsolidates from the group (or the Corporate Taxpayer deconsolidates from the group), then the Corporate Taxpayer shall cause such member (or the parent of the consolidated group in a case where the Corporate Taxpayer deconsolidates from the group) to assume the obligation to make payments hereunder with respect to the applicable Tax Attributes associated with any Reference Asset it owns (directly or indirectly) in a manner consistent with the terms of this TRA Agreement as the member (or one of its Affiliates) actually realizes Tax benefits.
(e)   Except as otherwise set forth in Section 7.11(d), if the Corporate Taxpayer (or any member of a group described in Section 7.11(a)) transfers (or is deemed to transfer for United States federal income Tax purposes) any Unit in a transaction that is wholly or partially taxable, then for purposes of calculating payments under this TRA Agreement, OpCo shall be treated as having disposed of the portion of any Reference Asset (determined based on a pro rata share of an undivided interest in each Reference Asset) that is indirectly transferred by the Corporate Taxpayer or other entity described above (i.e., taking into account the number of Units transferred) in a wholly or partially taxable transaction, as applicable, in which all income, gain or loss is allocated to the Corporate Taxpayer in accordance with the LLC Agreement. The consideration deemed to be received by OpCo shall be equal to the fair market value of the deemed transferred asset, plus (i) the amount of debt to which such asset is subject, in the case of a transfer of an encumbered asset or (ii) the amount of debt allocated to such asset, in the case of a transfer of a partnership interest.

(f)   Notwithstanding anything to the contrary herein, to the extent any net operating loss carryforwards that exist as of the Closing Date (“Pre-Closing NOLs”) of the Utz C Corp Entities (taking into account any limitations on the utilization of such Pre-Closing NOLs under Section 382 of the Code or otherwise under applicable law) become available to offset the taxable income of the Corporate Taxpayer, except as a result of (i) a Change of Control or (ii) any transaction in which OpCo is no longer treated as a partnership for U.S. federal income Tax purposes, the parties hereto agree that such Pre-Closing NOLs shall be disregarded in the calculation of Realized Tax Benefit (and the components thereof), Realized Tax Detriment (and the components thereof) and the amount of any Tax Benefit Payment for any taxable period in which such Pre-Closing NOLs have become available.
SECTION 7.12.   Confidentiality.
(a)   Subject to Section 6.3, each TRA Party acknowledges and agrees that the information of the Corporate Taxpayer is confidential and, except in the course of performing any duties as necessary for the Corporate Taxpayer and its Affiliates, as required by law or legal process or to enforce the terms of this TRA Agreement, such person shall keep and retain in confidence and not disclose to any Person any confidential matters of the Corporate Taxpayer and its Affiliates and successors or concerning OpCo and its Affiliates and successors learned by the TRA Party pursuant to this TRA Agreement. This Section 7.12 shall not apply to (i) any information that has been made publicly available by the Corporate Taxpayer or any of its Affiliates, becomes public knowledge (except as a result of an act of the TRA Party in violation of this TRA Agreement) or is generally known and (ii) the disclosure of information to the extent necessary for the TRA Party to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such returns. Notwithstanding anything to the contrary in this TRA Agreement, to the extent required by applicable law or to the extent reasonably necessary for the TRA Party to comply with any applicable reportable transaction requirements under applicable law, each TRA Party (and each employee, representative or other agent of the TRA Party, as applicable) may disclose the Tax treatment and Tax structure of the Corporate Taxpayer, OpCo and their Affiliates, and any of their transactions, and all materials of any kind (including opinions or other Tax analyses) that are provided to the TRA Party relating to such Tax treatment and Tax structure.
(b)   If a TRA Party breaches any of the provisions of this Section 7.12, the Corporate Taxpayer shall have the right to seek to have the provisions of this Section 7.12 specifically enforced by injunctive relief by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach shall cause irreparable injury to the Corporate Taxpayer or any of its Subsidiaries and that money damages alone shall not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.
(c)   In no event shall this Section 7.12 limit any obligation of any party under the LLC Agreement or the Business Combination Agreement.
SECTION 7.13.   TRA Party Representative.   By executing this TRA Agreement, each of the TRA Parties shall be deemed to have irrevocably appointed the TRA Party Representative as its agent and attorney in fact with full power of substitution to act from and after the date hereof and to do any and all things and execute any and all documents on behalf of such TRA Parties which may be necessary, convenient or appropriate to facilitate any matters under this TRA Agreement, including: (i) execution of the documents and certificates required pursuant to this TRA Agreement; (ii) except to the extent provided in this TRA Agreement, receipt and forwarding of notices and communications pursuant to this TRA Agreement; (iv) administration of the provisions of this TRA Agreement; (v) any and all consents, waivers, amendments or modifications deemed by the TRA Party Representative to be necessary or appropriate under this TRA Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (vi) taking actions the TRA Party Representative is authorized to take pursuant to the other provisions of this TRA Agreement; (vii) negotiating and compromising, on behalf of such TRA Parties, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this TRA Agreement and executing, on behalf of such TRA Parties, any settlement agreement, release or other document with respect to such dispute or remedy; and (viii) engaging attorneys, accountants, agents or consultants on behalf of such TRA Parties in connection with this TRA Agreement and paying any fees related thereto on behalf of such TRA Parties, subject to reimbursement by such TRA Parties. The TRA Party Representative may resign upon thirty (30) days’ written notice to the Corporate Taxpayer.
[Signature Page Follows]

IN WITNESS WHEREOF, the Corporate Taxpayer, OpCo, Series U, Series R and the TRA Party Representative have duly executed this TRA Agreement as of the date first written above.
Corporate Taxpayer:
UTZ BRANDS, INC.
By:
Name:
Title:
OpCo:
UTZ BRANDS HOLDINGS, LLC
By:
Name:
Title:
TRA Parties:
SERIES U OF UM PARTNERS, LLC
By:
Name:
Title:
SERIES R OF UM PARTNERS, LLC
By:
Name:
Title:
TRA Party Representative:
SERIES U OF UM PARTNERS, LLC
By:
Name:
Title:

ANNEX J
THE COMPANIES LAW (2018 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
COLLIER CREEK HOLDINGS
(ADOPTED BY SPECIAL RESOLUTION DATED 7 SEPTEMBER 2018)

THE COMPANIES LAW (2018 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
COLLIER CREEK HOLDINGS
(ADOPTED BY SPECIAL RESOLUTION DATED 7 SEPTEMBER 2018)
1
The name of the Company is Collier Creek Holdings.

2
The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3
The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4
The liability of each Member is limited to the amount unpaid on such Member’s shares.

5
The share capital of the Company is US$45,100 divided into 400,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preferred shares of a par value of US$0.0001 each.

6
The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7
Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES LAW (2018 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
COLLIER CREEK HOLDINGS
(ADOPTED BY SPECIAL RESOLUTION DATED 7 SEPTEMBER 2018)
1
Interpretation

1.1
In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Applicable Law”	means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.
“Articles”	means these articles of association of the Company.
“Audit Committee”	means the audit committee of the Company formed pursuant to the Articles, or any successor audit committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Business Combination”	means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) must have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Fund (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Fund) at the time of the agreement to enter into a Business Combination; and (b) must not be effectuated with another blank cheque company or a similar company with nominal operations.
“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.
“Cause”	means a conviction for a criminal offence involving dishonesty or engaging in conduct which brings a Director or the Company into disrepute or which results in a material financial detriment to the Company.
“clearing house”	a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.
“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Company”	means the above named company.

“Designated Stock Exchange”	means any U.S. national securities exchange on which the securities of the Company are listed for trading, including The New York Stock Exchange.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Record”	has the same meaning as in the Electronic Transactions Law.
“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.
“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended.
“Founder”	means Collier Creek Partners LLC, a Delaware limited liability company.
“IPO”	means the Company’s initial public offering of securities.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the memorandum of association of the Company.
“Minimum Member”	means a Member meeting the minimum requirements set forth for eligible members to submit proposals under Rule 14a-8 of the Exchange Act or any applicable rules thereunder as may be amended or promulgated thereunder from time to time.
“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.
“Over-Allotment Option”	means the option of the Underwriters to purchase up to an additional 15 per cent of the units (as described in the Articles) sold in the IPO at a price equal to US$10.00 per unit, less underwriting discounts and commissions.
“Preferred Share”	means a preferred share of a par value of US$0.0001 in the share capital of the Company.
“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“SEC”	means the United States Securities and Exchange Commission.
“Share”	means a Class A Share, a Class B Share or a Preferred Share and includes a fraction of a share in the Company.

“Special Resolution”	subject to Article 31.4, has the same meaning as in the Statute, and includes a unanimous written resolution.
“Sponsor”	means Collier Creek Partners LLC, a Delaware limited liability company.
“Statute”	means the Companies Law (2018 Revision) of the Cayman Islands.
“Tax Filing Authorised Person”	means such person as any Director shall designate from time to time, acting severally.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
“Trust Fund”	means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.
“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2
In the Articles:

(a)
words importing the singular number include the plural number and vice versa;

(b)
words importing the masculine gender include the feminine gender;

(c)
words importing persons include corporations as well as any other legal or natural person;

(d)
“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)
“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)
references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)
any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)
the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)
headings are inserted for reference only and shall be ignored in construing the Articles;

(j)
any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)
any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;

(l)
sections 8 and 19(3) of the Electronic Transactions Law shall not apply;

(m)
the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)
the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2
Commencement of Business

2.1
The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2
The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3
Issue of Shares

3.1
Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.

3.2
The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3
The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

3.4
The Company shall not issue Shares to bearer.

4
Register of Members

4.1
The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2
The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5
Closing Register of Members or Fixing Record Date

5.1
For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the requirements of the Designated Stock Exchange, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2
In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the

Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.
5.3
If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6
Certificates for Shares

6.1
A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2
The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3
If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4
Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5
Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the Designated Stock Exchange may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7
Transfer of Shares

7.1
Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with applicable rules of the SEC and federal and state securities laws of the United States. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

7.2
The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8
Redemption, Repurchase and Surrender of Shares

8.1
Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)
Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof; and

(b)
Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

8.2
Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions and repurchases of Shares in the circumstances described at Articles 8.1(a) and 8.1(b) above shall not require further approval of the Members.

8.3
The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4
The Directors may accept the surrender for no consideration of any fully paid Share.

9
Treasury Shares

9.1
The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2
The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10
Variation of Rights of Shares

10.1
Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2
For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3
The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11
Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.
12
Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.
13
Lien on Shares

13.1
The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2
The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3
To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4
The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14
Call on Shares

14.1
Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2
A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3
The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4
If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5
An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6
The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7
The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8
No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15
Forfeiture of Shares

15.1
If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2
If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3
A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4
A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5
A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6
The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16
Transmission of Shares

16.1
If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2
Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3
A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17
Class B Share Conversion

17.1
The rights attaching to all Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article hereof) with the exception that the holder of a Class B Share shall have the Conversion Rights referred to in this Article.

17.2
Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) concurrently with or immediately following the consummation of a Business Combination.

17.3
Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other equity linked securities are issued or deemed issued in excess of the amounts issued in the IPO (including pursuant to the Underwriters’ Over-Allotment Option) and related to or in connection with the closing of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination, the ratio for which the Class B Shares shall convert into Class A Shares will be adjusted so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, on an as-converted basis, 20 per cent of the sum of (i) the total number of all Class A Shares and Class B Shares in issue upon completion of the IPO plus (ii) the sum of (a) all Class A Shares and equity-linked securities issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued in connection with a Business Combination (including any Class A Shares issued pursuant to a forward purchase agreement), excluding any Shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination, any private placement warrants issued to the Sponsor or an affiliate of the Sponsor or the Company’s officers and directors upon the conversion of working capital loans made to the Company and any warrants issued pursuant to a forward purchase agreement, minus (b) the number of Public Shares redeemed in connection with a Business Combination, provided that such conversion of Class B Shares into Class A Shares shall never be less than the Initial Conversion Ratio.
17.4
Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or equity-linked securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5
The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6
Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7
References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8
Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

18
Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1
The Company may by Ordinary Resolution:

(a)
increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)
consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)
convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)
by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)
cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2
All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3
Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, Article 31.4, the Company may by Special Resolution:

(a)
change its name;

(b)
alter or add to the Articles (subject to Article 31.4);

(c)
alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)
reduce its share capital or any capital redemption reserve fund.

19
Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.
20
General Meetings

20.1
All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2
The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

20.3
The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings.

21
Notice of General Meetings

21.1
At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)
in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)
in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

21.2
The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22
Advance Notice for Business

22.1
At each annual general meeting, the Members shall appoint the Directors then subject to appointment in accordance with the procedures set forth in the Articles and subject to Applicable Law and the rules of any applicable stock exchange or quotation system on which Shares may be then listed or quoted. At any such annual general meeting any other business properly brought before the annual general meeting may be transacted.

22.2
To be properly brought before an annual general meeting, business (other than nominations of Directors, which must be made in compliance with, and shall be exclusively governed by, Article 29) must be:

(a)
specified in the notice of the annual general meeting (or any supplement thereto) given to Members by or at the direction of the Directors in accordance with the Articles;

(b)
otherwise properly brought before the annual general meeting by or at the direction of the Directors; or

(c)
otherwise properly brought before the annual general meeting by a Member who:

(i)
is a Minimum Member at the time of giving of the notice provided for in this Article and at the time of the annual general meeting;

(ii)
is entitled to vote at such annual general meeting; and

(iii)
complies with the notice procedures set forth in this Article.

22.3
For any such business to be properly brought before any annual general meeting pursuant to Article 22.2(c), the Member must have given timely notice thereof in writing, either by personal delivery or express or registered mail (postage prepaid), to the Company not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the one-year anniversary of the date of the annual general meeting for the immediately preceding year. However, in the event that the date of the annual general meeting is more than 30 days before or after such anniversary date, in order to be timely, a Member’s notice must be received by the Company not later than the later of: (x) the close of business 90 days prior to the date of such annual general meeting; and (y) if the first public announcement of the date of such advanced or delayed annual general meeting is less than 100 days prior to such date, 10 days following the date of the first public announcement of the annual general meeting date. In no event shall the public announcement of an adjournment or postponement of an annual general meeting, or such adjournment or postponement, commence a new time period or otherwise extend any time period for the giving of a Member’s notice as described herein.

22.4
Any such notice of other business shall set forth as to each matter the Member proposes to bring before the annual general meeting:

(a)
a brief description of the business desired to be brought before the annual general meeting, the reasons for conducting such business at the annual general meeting and the text of any proposal regarding such business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the Articles, the text of the proposed amendment), which shall not exceed 1,000 words;

(b)
as to the Member giving notice and any beneficial owner on whose behalf the proposal is made:

(i)
the name and address of such Member (as it appears in the Register of Members) and such beneficial owner on whose behalf the proposal is made;

(ii)
the class and number of Shares which are, directly or indirectly, owned beneficially or of record by any such Member and by such beneficial owner, respectively, or their respective Affiliates (naming such Affiliates), as at the date of such notice;

(iii)
a description of any agreement, arrangement or understanding (including, without limitation, any swap or other derivative or short positions, profit interests, options, hedging transactions, and securities lending or borrowing arrangement) to which such Member or any such beneficial owner or their respective Affiliates is, directly or indirectly, a party as at the date of such notice: (x) with respect to any Shares; or (y) the effect or intent of which is to mitigate loss to, manage the potential risk or benefit of share price changes (increases or decreases) for, or increase or decrease the voting power of such Member or beneficial owner or any of their Affiliates with respect to Shares or which may have payments based in whole or in part, directly or indirectly, on the value (or change in value) of any Shares (any agreement, arrangement or understanding of a type described in this Article 22.4(iii), a “Covered Arrangement”); and

(iv)
a representation that the Member is a holder of record of Shares entitled to vote at such annual general meeting and intends to appear in person or by proxy at the annual general meeting to propose such business;

(c)
a description of any direct or indirect material interest by security holdings or otherwise of the Member and of any beneficial owner on whose behalf the proposal is made, or their respective Affiliates, in such business (whether by holdings of securities, or by virtue of being a creditor or contractual counterparty of the Company or of a third party, or otherwise) and all agreements, arrangements and understandings between such Member or any such beneficial owner or their respective Affiliates and any other person or persons (naming such person or persons) in connection with the proposal of such business by such Member;

(d)
a representation whether the Member or the beneficial owner intends or is part of a Group which intends:

(i)
to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Ordinary Shares (or other Shares) required to approve or adopt the proposal; and/or

(ii)
otherwise to solicit proxies from Members in support of such proposal;

(e)
an undertaking by the Member and any beneficial owner on whose behalf the proposal is made to:

(i)
notify the Company in writing of the information set forth in Articles 22.4(b)(ii), (b)(iii) and (c) above as at the record date for the annual general meeting promptly (and, in any event, within five (5) business days) following the later of the record date or the date notice of the record date is first disclosed by public announcement; and

(ii)
update such information thereafter within two (2) business days of any change in such information and, in any event, as at close of business on the day preceding the meeting date; and

(f)
any other information relating to such Member, any such beneficial owner and their respective Affiliates that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, such proposal pursuant to section 14 of the Exchange Act, to the same extent as if the Shares were registered under the Exchange Act.

22.5
Notwithstanding anything to the contrary, the notice requirements set forth herein with respect to the proposal of any business pursuant to this Article, other than nominations for Directors which must be made in compliance with, and shall be exclusively governed by Article 29, shall be deemed satisfied by a Member if such Member has submitted a proposal to the Company in compliance with Rule 14a-8 of the Exchange Act and such Member’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the annual general meeting; provided, that such Member shall have provided the information required by Article 22.4; provided, further, that the information required by Article 22.4(b) may be satisfied by providing the information to the Company required pursuant to Rule 14a-8(b) of the Exchange Act.

22.6
Notwithstanding anything in the Articles to the contrary:

(a)
no other business brought by a Member (other than the nominations of Directors, which must be made in compliance with, and shall be exclusively governed by Article 29) shall be conducted at any annual general meeting except in accordance with the procedures set forth in this Article; and

(b)
unless otherwise required by Applicable Law and the rules of any applicable stock exchange or quotation system on which Shares may be then listed or quoted, if a Member intending to bring business before an annual general meeting in accordance with this Article does not: (x) timely provide the notifications contemplated by Article 22.4(e) above; or (y) timely appear in person or by proxy at the annual general meeting to present the proposed business, such business shall not be transacted, notwithstanding that proxies in respect of such business may have been received by the Company or any other person or entity.

22.7
Except as otherwise provided by Applicable Law or the Articles, the chairman or co-chairman of any annual general meeting shall have the power and duty to determine whether any business proposed to be brought before an annual general meeting was proposed in accordance with the foregoing procedures (including whether the Member solicited or did not so solicit, as the case may be, proxies in support of such Member’s proposal in compliance with such Member’s representation as required by Article 22.4(d)) and if any business is not proposed in compliance with this Article, to declare that such defective proposal shall be disregarded. The requirements of this Article shall apply to any business to be brought before an annual general meeting by a Member other than nominations of Directors (which must be made in compliance with, and shall be exclusively governed by Article 29) and other than matters properly brought under Rule 14a-8 of the Exchange Act. For purposes of the Articles, “public announcement” shall mean:

(a)
prior to the IPO, notice of the annual general meeting given to Members by or at the direction of the Directors in accordance with the procedures set forth in the Articles; and

(b)
on and after the IPO, disclosure in a press release of the Company reported by the Dow Jones News Service, Associated Press or comparable news service or in a document publicly filed or furnished by the Company with or to the United States Securities Exchange Commission pursuant to section 13, 14 or 15(b) of the Exchange Act.

22.8
Nothing in this Article shall be deemed to affect any rights of:

(a)
Members to request inclusion of proposals in the Company’s proxy statement pursuant to applicable rules and regulations under the Exchange Act; or

(b)
the holders of any class of Preferred Shares, or any other class of Shares authorised to be issued by the Company, to make proposals pursuant to any applicable provisions thereof.

22.9
Notwithstanding the foregoing provisions of this Article, a Member shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Article, if applicable.

23
Proceedings at General Meetings

23.1
No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

23.2
A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

23.3
A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.
23.4
If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

23.5
The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

23.6
If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

23.7
The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business left unfinished at the meeting from which the adjournment took place.

23.8
When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

23.9
A resolution put to the vote of the meeting shall be decided on a poll.

23.10
A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

23.11
A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

23.12
In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

24
Votes of Members

24.1
Subject to any rights or restrictions attached to any Shares, including as set out at Article 31.1 and 31.4, every Member present in any such manner shall have one vote for every Share of which he is the holder.

24.2
In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

24.3
A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

24.4
No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

24.5
No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

24.6
Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

24.7
A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

25
Proxies

25.1
The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

25.2
The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

25.3
The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

25.4
The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

25.5
Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

26
Corporate Members

26.1
Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.
26.2
If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).

27
Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.
28
Directors

There shall be a board of Directors consisting of not less than one person provided however that, subject to Article 31.1, the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.
29
Nomination of Directors

29.1
Subject to Article 31.1, nominations of persons for election as Directors may be made at an annual general meeting only by:

(a)
the Directors; or

(b)
by any Member who:

(i)
is a Minimum Member at the time of giving of the notice provided for in this Article and at the time of the annual general meeting;

(ii)
is entitled to vote for the appointments at such annual general meeting; and

(iii)
complies with the notice procedures set forth in this Article (notwithstanding anything to the contrary set forth in the Articles, this Article 29.1(b) shall be the exclusive means for a Member to make nominations of persons for election of Directors at an annual general meeting).

29.2
Any Member entitled to vote for the elections may nominate a person or persons for election as Directors only if written notice of such Member’s intent to make such nomination is given in accordance with the procedures set forth in this Article, either by personal delivery or express or registered mail (postage prepaid), to the Company not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the one-year anniversary of the date of the annual general meeting for the immediately preceding year. However, in the event that the date of the annual general meeting is more than 30 days before or after such anniversary date, in order to be timely, a Member’s notice must be received by the Company not later than the later of: (x) the close of business 90 days prior to the date of such annual general meeting; and (y) if the first public announcement of the date of such advanced or delayed annual general meeting is less than 100 days prior to such date, 10 days following the date of the first public announcement of the annual general meeting date. In no event shall the public announcement of an adjournment or postponement of an annual general meeting, or such adjournment or postponement, commence a new time period or otherwise extend any time period for the giving of a Member’s notice as described herein. Members may nominate a person or persons (as the case may be) for election to the Directors only as provided in this Article and only for such class(es) as are specified in the notice of annual general meeting as being up for election at such annual general meeting.
29.3
Each such notice of a Member’s intent to make a nomination of a Director shall set forth:

(a)
as to the Member giving notice and any beneficial owner on whose behalf the nomination is made:

(i)
the name and address of such Member (as it appears in the Register of Members) and any such beneficial owner on whose behalf the nomination is made;

(ii)
the class and number of Shares which are, directly or indirectly, owned beneficially and of record by such Member and any such beneficial owner, respectively, or their respective Affiliates (naming such Affiliates), as at the date of such notice;

(iii)
a description of any Covered Arrangement to which such Member or beneficial owner, or their respective Affiliates, directly or indirectly, is a party as at the date of such notice;

(iv)
any other information relating to such Member and any such beneficial owner that would be required to be disclosed in a proxy statement in connection with a solicitation of proxies for the election of Directors in a contested election pursuant to section 14 of the Exchange Act; and

(v)
a representation that the Member is a holder of record of Shares entitled to vote at such annual general meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in such Member’s notice;

(b)
a description of all arrangements or understandings between the Member or any beneficial owner, or their respective Affiliates, and each nominee or any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the Member;

(c)
a representation whether the Member or the beneficial owner is or intends to be part of a Group which intends:

(i)
to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Ordinary Shares (or other Shares) required to elect the Director or Directors nominated; and/or

(ii)
otherwise to solicit proxies from Members in support of such nomination or nominations;

(d)
as to each person whom the Member proposes to nominate for election or re-election as a Director:

(i)
all information relating to such person as would have been required to be included in a proxy statement filed in connection with a solicitation of proxies for the election of Directors in a contested election pursuant to section 14 of the Exchange Act;

(ii)
a description of any Covered Arrangement to which such nominee or any of his or her Affiliates is a party as at the date of such notice

(iii)
the written consent of each nominee to being named in the proxy statement as a nominee and to serving as a Director if so elected; and

(iv)
whether, if elected, the nominee intends to tender any advance resignation notice(s) requested by the Directors in connection with subsequent elections, such advance resignation to be contingent upon the nominee’s failure to receive a majority vote and acceptance of such resignation by the Directors; and

(e)
an undertaking by the Member of record and each beneficial owner, if any, to (i) notify the Company in writing of the information set forth in Articles 29.3(a)(2), (a)(iii), (b) and (d) above as at the record date for the annual general meeting promptly (and, in any event, within five

(5) business days) following the later of the record date or the date notice of the record date is first disclosed by public announcement and (ii) update such information thereafter within two (2) business days of any change in such information and, in any event, as at close of business on the day preceding the meeting date.
29.4
No person shall be eligible for election as a Director unless nominated in accordance with the procedures set forth in the Articles. Except as otherwise provided by Applicable Law or the Articles, the chairman or co-chairman of any annual general meeting to elect Directors or the Directors may, if the facts warrant, determine that a nomination was not made in compliance with the foregoing procedure or if the Member solicits proxies in support of such Member’s nominee(s) without such Member having made the representation required by Article 29.3(c); and if the chairman, co-chairman or the Directors should so determine, it shall be so declared to the annual general meeting, and the defective nomination shall be disregarded. Notwithstanding anything in the Articles to the contrary, unless otherwise required by Applicable Law or the rules of any applicable stock exchange or quotation system on which Shares may be then listed or quoted, if a Member intending to make a nomination at an annual general meeting in accordance with this Article does not:

(a)
timely provide the notifications contemplated by of Article 29.3(e); or

(b)
timely appear in person or by proxy at the annual general meeting to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Company or any other person or entity.

29.5
Notwithstanding the foregoing provisions of this Article, any Member intending to make a nomination at an annual general meeting in accordance with this Article, and each related beneficial owner, if any, shall also comply with all requirements of the Exchange Act and the rules and regulations thereunder applicable to the same extent as if the Shares were registered under the Exchange Act with respect to the matters set forth in the Articles; provided, however, that any references in the Articles to the Exchange Act are not intended to and shall not limit the requirements applicable to nominations made or intended to be made in accordance with Article 29.1(b).

29.6
Nothing in this Article shall be deemed to affect any rights of the holders of any class of Preferred Shares, or any other class of Shares authorised to be issued by the Company, to appoint Directors pursuant to the terms thereof.

29.7
To be eligible to be a nominee for election or re-election as a Director pursuant to Article 29.1(b), a person must deliver (not later than the deadline prescribed for delivery of notice) to the Company a written questionnaire prepared by the Company with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Company upon written request) and a written representation and agreement (in the form provided by the Company upon written request) that such person:

(a)
is not and will not become a party to:

(i)
any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a Director, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Company; or

(ii)
any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a Director, with such person’s duties under Applicable Law;

(b)
is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been disclosed therein;

(c)
in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a Director, and will comply with,

Applicable Law and corporate governance, conflict of interest, confidentiality and share ownership and trading policies and guidelines of the Company that are applicable to Directors generally; and
(d)
if elected as a Director, will act in the best interests of the Company and not in the interest of any individual constituency. The nominating and governance committee shall review all such information submitted by the Member with respect to the proposed nominee and determine whether such nominee is eligible to act as a Director. The Company and the nominating and governance committee of the Directors may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent Director or that could be material to a reasonable Member’s understanding of the independence, or lack thereof, of such nominee.

29.8
At the request of the Directors, any person nominated for election as a Director shall furnish to the Company the information that is required to be set forth in a Members’ notice of nomination pursuant to this Article.

29.9
Any Member proposing to nominate a person or persons for election as Director shall be responsible for, and bear the costs associated with, soliciting votes from any other voting Member and distributing materials to such Members prior to the annual general meeting in accordance with the Articles and applicable rules of the United States Securities Exchange Commission. A Member shall include any person or persons such Member intends to nominate for election as Director in its own proxy statement and proxy card.

30
Powers of Directors

30.1
Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

30.2
All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

30.3
The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

30.4
The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

31
Appointment and Removal of Directors

31.1
Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares increase and decrease the number of Directors and appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the closing of a Business Combination holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

31.2
The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

31.3
After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

31.4
Article 31.1 may only be amended by a Special Resolution passed by a majority of at least 90 per cent of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution of all Members.

31.5
The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. At the 2019 annual general meeting of the Company, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the 2020 annual general meeting of the Company, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the 2021 annual general meeting of the Company, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of Directors constituting the Board shall shorten the term of any incumbent Director.

32
Vacation of Office of Director

The office of a Director shall be vacated if:
(a)
the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)
the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)
the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)
the Director is found to be or becomes of unsound mind; or

(e)
all of the other Directors (being not less than two in number) determine that he should be removed as a Director for Cause (and not otherwise), either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

33
Proceedings of Directors

33.1
The quorum for the transaction of business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority if there are three or more Directors, shall be two if there are two Directors, and shall be one if there is only one Director.

33.2
Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman or, if there are co-chairmen, each co-chairman, shall have a second or casting vote.

33.3
A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman or co-chairman is located at the start of the meeting.

33.4
A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

33.5
A Director may, or other officer of the Company on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

33.6
The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

33.7
The Directors may elect a chairman or co-chairman of their board and determine the period for which he is to hold office; but if no such chairman or co-chairman is elected, or if at any meeting the chairman or co-chairman is not present within fifteen minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

33.8
All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

33.9
A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

34
Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or co-chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.
35
Directors’ Interests

35.1
A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

35.2
A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

35.3
A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

35.4
No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

35.5
A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

36
Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.
37
Delegation of Directors’ Powers

37.1
The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

37.2
The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

37.3
The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

37.4
The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

37.5
The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any chairman (or co-chairman) of the board of Directors, vice chairman of the board of Directors, one or more chief executive officers or co-chief executive officers, presidents, a chief financial officer, a secretary, a treasurer, vice-presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries, or any other officers as may be determined by the Directors) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.
38
No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.
39
Remuneration of Directors

39.1
The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no remuneration shall be paid to any Director prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

39.2
The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

40
Seal

40.1
The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

40.2
The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

40.3
A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

41
Dividends, Distributions and Reserve

41.1
Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

41.2
Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any

Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.
41.3
The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

41.4
The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

41.5
Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

41.6
The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

41.7
Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

41.8
No Dividend or other distribution shall bear interest against the Company.

41.9
Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

42
Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

43
Books of Account

43.1
The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

43.2
The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

43.3
The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

44
Audit

44.1
The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

44.2
Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

44.3
If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

44.4
The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

44.5
If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

44.6
Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

44.7
Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

45
Notices

45.1
Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served in accordance with the requirements of the Designated Stock Exchange.

45.2
Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

45.3
A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

45.4
Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

46
Winding Up

46.1
If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)
if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)
if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

46.2
If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.
47
Indemnity and Insurance

47.1
Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

47.2
The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

47.3
The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

48
Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.
49
Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
50
Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.
51
Business Combination

51.1
Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of any Business Combination and the distribution of the Trust Fund pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.
51.2
Prior to the consummation of any Business Combination, the Company shall either:

(a)
submit such Business Combination to its Members for approval; or

(b)
provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash equal to the aggregate amount then on deposit in the Trust Fund, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Fund (net of taxes paid or payable, if any), divided by the number of then issued and outstanding Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001.

If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a Business Combination, it shall file tender offer documents with the SEC prior to completing a Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a Member vote to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the SEC.
51.3
At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that a majority of the votes cast that are voted for the approval of the Business Combination, the Company shall be authorised to consummate the Business Combination, provided that the Company shall not consummate any Business Combination unless the Company has net tangible assets of at least US$5,000,001 upon such consummation or any greater net tangible asset or cash requirement that may be contained in the agreement relating to a Business Combination.

51.4
Any Member holding Public Shares who is not a Founder, officer of the Company or Director may, at least two business days’ prior to any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the “IPO Redemption”), provided that no such Member acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company, and provided further that any beneficial owner on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Fund calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Fund (net of taxes paid or payable, if any), divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”). The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 (the “Redemption Limitation”).

The Redemption Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such redemptions shall be cancelled and share certificates (if any) returned to the relevant Members as appropriate.
51.5
In the event that:

(a)
the Company does not consummate a Business Combination by twenty-four months after the closing of the IPO, or such later time as the Members may approve in accordance with the

Articles, the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the funds held in the Trust Fund (net of taxes paid or payable and less up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law; and
(b)
the Members approve an amendment to this Article to modify the substance or timing of the Company’s obligation to (i) provide for the redemption of the Public Shares in connection with a Business Combination or (ii) redeem 100 per cent of the Public Shares if the Company has not consummated an initial Business Combination within twenty-four months after the date of the closing of the IPO, each holder of Public Shares who is not a Founder, officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the funds held in the Trust Fund (net of taxes paid or payable, if any), divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

51.6
Except for the withdrawal of interest to pay taxes, if any, none of the funds held in the Trust Fund shall be released from the Trust Fund until the earlier of an IPO Redemption pursuant to this Article, a repurchase of Shares by means of a tender offer pursuant to this Article or a distribution of the Trust Fund pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Fund.

51.7
After the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to (i) receive funds from the Trust Fund or (ii) vote as a class with Public Shares on any Business Combination.

51.8
The Company may enter into a Business Combination with a target business that is affiliated with the Sponsor, the Directors or officers of the Company.

51.9
The Company shall not enter into an initial Business Combination with another blank check company or similar company with nominal operations.

52
Certain Tax Filings

Each Tax Filing Authorised Person and any such other person, acting alone, as any Director shall designate from time to time, are authorised to file tax forms SS-4, W-8 BEN, W-8 IMY, W-9, 8832 and 2553 and such other similar tax forms as are customary to file with any US state or federal governmental authorities or foreign governmental authorities in connection with the formation, activities and/or elections of the Company and such other tax forms as may be approved from time to time by any Director or officer of the Company. The Company further ratifies and approves any such filing made by any Tax Filing Authorised Person or such other person prior to the date of the Articles.
53
Business Opportunities

53.1
To the fullest extent permitted by Applicable Law, no individual serving as a Director or an officer of the Company (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for

Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or officer of the Company solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.
53.2
To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

53.3
Notwithstanding anything to the contrary in this Article, such renouncement shall not apply to any business opportunity that is expressly offered to such person solely in his or her capacity as a Director or officer of the Company and it is an opportunity the Company is able to complete on a reasonable basis.

ANNEX K
UNIT PURCHASE AGREEMENT
This UNIT PURCHASE AGREEMENT (this “Agreement”), dated as of June 5, 2020 (the “Effective Date”), is by and among Collier Creek Holdings, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation in accordance with the Business Combination Agreement (as defined below), the “Buyer”), BSOF SN LLC, a Delaware limited liability company (“Seller”), and solely for purposes of and to the extent referenced in Article 1, Article 4, Article 5 and Article 6, Series U of UM Partners, LLC, a series of a Delaware limited liability company (“Series U”), and Series R of UM Partners, LLC, a series of a Delaware limited liability company (“Series R” and together with Series U, the “Issuers”). The Buyer, Seller, and the Issuers are referred to in this Agreement as the “Parties”. Capitalized terms used herein and not otherwise defined will have the meaning set forth in the Business Combination Agreement, dated as of the date hereof (the “Business Combination Agreement”), by and among the Buyer, Utz Brands Holdings, LLC, a Delaware limited liability company (the “Company”), Series U, and Series R.
WHEREAS, Seller is party to that certain Second Amended and Restated Limited Liability Company Agreement of UM Partners, LLC, dated as of October 1, 2019 (the “UM Partners LLCA”);
WHEREAS, Seller, Series U, Series R, SRS Leasing, LLC (“SRS”) and UQF Holdings, Inc., in its capacity as the Sellers’ Representative, are parties to that certain Securities Purchase Agreement, dated as of October 1, 2019 (the “Securities Purchase Agreement”), pursuant to which, among other things, each of Series U, Series R and SRS sold preferred units and common units to Seller;
WHEREAS, as of the date hereof, as a result of a restructuring of the subsidiaries of Series U and Series R and the merger of SRS into a subsidiary of Series U, Seller owns, in the aggregate, (i) 21,250 Series A Preferred Units of Series R (the “Series R Preferred”), (ii) 103,750 Series A Preferred Units of Series U (the “Series U Preferred” and, together with the Series R Preferred, the “Preferred Units”), (iii) 54,427 Common Units of Series R (the “Series R Common”), and (iv) 47,633.14 Common Units of Series U (the “Series U Common” and, together with the Series R Common, the “Common Units” and, together with the Preferred Units, the “UM Partners Units”);
WHEREAS, in connection with the Closing and immediately after the consummation of the transactions contemplated by this Agreement, the Issuers will redeem from the Buyer, and the Buyer will have redeemed by the Issuers, all of the UM Partners Units, in exchange for the Exchanged Company Units (the “Redemption”);
WHEREAS, in connection with the transactions set forth in the Business Combination Agreement, the Parties wish to enter into this Agreement; and
WHEREAS, Seller wishes to sell to the Buyer, and the Buyer wishes to purchase from Seller, the UM Partners Units, subject to the terms and conditions set forth herein.
NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:
1.   Purchase and Sale of UM Partners Units.
1.1   Sale of UM Partners Units. Subject to the terms and conditions of this Agreement, simultaneously with and subject to the Closing (as defined below), Seller shall irrevocably sell, assign and transfer to the Buyer, and the Buyer shall purchase from Seller, all right, title and interest in and to the UM Partners Units, free and clear of all Liens, other than Securities Liens and Liens set forth in the Governing Documents of the Issuers, for an amount in cash equal to the amount Seller would have been entitled to receive in respect of the UM Partners Units if such UM Partners Units had been redeemed as of the Closing Date pursuant to Section 3.6 of the UM Partners LLCA (the “Purchase Price”). A sample calculation of the Purchase Price and the allocation thereof among the Series R Preferred, the Series R Common, the Series U Preferred and the Series U Common, in each case, are set forth on Exhibit A hereto. No later than three (3) Business Days prior to the Closing, the Issuers shall deliver to Seller a calculation setting forth the amount of the Purchase Price calculated in accordance with Exhibit A attached hereto and all information, documentation and data reasonably necessary to support such calculation. Seller hereby agrees and acknowledges that the Purchase

Price is all of the consideration Seller is entitled to receive in respect of the UM Partners Units if such UM Partners Units had been redeemed as of the Closing Date pursuant to Section 3.6 of the UM Partners LLCA.
1.2   Closing; Conditions to Closing.
(a)   The closing of the purchase and sale of the UM Partners Units (the “Closing”) shall take place substantially simultaneously with and shall be subject to the consummation of the transactions set forth in the Business Combination Agreement (the “BCA Closing”). The date on which the Closing occurs is referred to as the “Closing Date”.
(b)   The obligation of each Party to consummate the Closing is subject to the satisfaction (or the waiver in writing by such Party) of the following conditions at or prior to the Closing (or at such other time as otherwise set forth below):
(i)   the BCA Closing shall occur substantially simultaneously with the Closing;
(ii)   no Governmental Entity shall have enacted, issued or promulgated any Law that has the effect of making the consummation of the transactions contemplated hereby illegal or of prohibiting or otherwise preventing the consummation of the transactions contemplated hereby; and
(iii)   no Governmental Entity shall have issued or entered any Order that has the effect of making the consummation of the transactions contemplated hereby illegal or of prohibiting or otherwise preventing the consummation of the transactions contemplated hereby.
(c)   The obligation of the Buyer to consummate the Closing is subject to the satisfaction (or the waiver in writing by the Buyer) of the following conditions at or prior to the Closing:
(i)   Seller shall have delivered to the Buyer a properly completed and duly executed Internal Revenue Service Form W-9;
(ii)   Seller shall have delivered to the Buyer an assignment with respect to all of the UM Partners Units in the form attached as Exhibit B hereto, duly executed by Seller;
(iii)   (A) each of the representations and warranties of Seller set forth in Section 2.1 (Organization; Authority; Enforceability), Section 2.2 (Capitalization and Ownership), Section 2.3 (Noncontravention) and Section 2.4 (Brokerage) shall be true and correct in all respects (except for de minimis inaccuracies) on and as of the Effective Date and on and as of the Closing Date (as if made on and as of the Closing Date); and (B) the other representations and warranties set forth in Article 2 shall be true and correct in all material respects on and as of the Effective Date and on and as of the Closing Date (as if made on and as of the Closing Date); provided, that in the case of clause (B), each of the representations and warranties qualified by the term “material,” “material adverse effect” or words of similar import shall be true and correct in all respects on and as of the Effective Date and on and as of the Closing Date (as if made on and as of the Closing Date); and
(iv)   Seller shall have delivered to the Buyer a duly executed certificate from an authorized Person of Seller in the form attached hereto as Exhibit C (the “Seller Bring-Down Certificate”), dated as of the Closing Date, certifying that the condition set forth in Section 1.2(c)(iii) hereof with respect to Seller has been satisfied.
(d)   The obligation of Seller to consummate the Closing is subject to the satisfaction (or the waiver in writing by Seller) of the following conditions at or prior to the Closing:
(i)   the Buyer shall have paid (A) the Purchase Price and (B) any accrued and unpaid amount of the Commitment Fee (as defined in the Securities Purchase Agreement) with respect to the period ending on the Closing Date, in each case, in cash by wire transfer of immediately available funds to such bank account as shall be designated by Seller no later than three (3) Business Days prior to the Closing;
(ii)   (A) each of the representations and warranties of the Buyer set forth in Section 3.1 (Organization; Authority; Enforceability), Section 3.2 (Noncontravention) and Section 3.4 (Brokerage) shall be true and correct in all material respects on and as of the Effective Date and on and as of the Closing Date (as if made on and as of the Closing Date); provided, that each of the representations and warranties qualified by the term “material,” “material adverse effect” or words of similar import shall be true and correct in all respects on and as of the Effective Date and on and as of the Closing Date (as if made on and as of the Closing Date); and (B) the other representations and warranties set forth in Article 3 shall be true and correct in all respects on and as of the Effective Date and on and as of the Closing Date (as if made on and as of the Closing Date), except, in the case of clause (B), to the extent such failure of any representation or warranty to be so true and correct has not had or would not be reasonably expected to have a material adverse effect upon the ability of the Buyer to perform its obligations and to consummate the transactions contemplated by this Agreement; and
(iii)   the Buyer shall have delivered to Seller a duly executed certificate from an authorized Person of the Buyer in the form attached hereto as Exhibit D (the “Buyer Bring-Down Certificate”), dated as of the Closing Date, certifying that the condition set forth in Section 1.2(d)(ii) hereof with respect to the Buyer has been satisfied.
2.   Representations and Warranties of Seller. Seller hereby represents and warrants to the Buyer that:
2.1   Organization; Authority; Enforceability. Seller is a limited liability company duly formed, validly existing, and in good standing under the Laws of the State of Delaware. Seller is qualified to do business and is in good standing as a foreign entity in each jurisdiction in which the character of its properties, or in which the transaction of its business, makes such qualification necessary, except where the failure to be so qualified and in good standing (or equivalent) would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Seller. Seller has the limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The board of managers (or equivalent) of Seller has duly approved this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby. No other limited liability company proceedings on the part of Seller are necessary to approve and authorize the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and (assuming the due authorization, execution and delivery by the other parties thereto) constitutes the valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. Seller is not the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.
2.2   Capitalization and Ownership. Seller is the sole legal and beneficial owner of, and has good and valid title to, the UM Partners Units as of the Effective Date and, as of immediately prior to the Closing, Seller will have good and valid title to the UM Partners Units free and clear of all Liens, in each case, other than Securities Liens and Liens set forth in the Governing Documents of the Issuers, and such title to the UM Partners Units shall duly transfer to and vest in the Buyer at the Closing. No Person has any present or future right to acquire all or any portion of the UM Partners Units, other than pursuant to the Governing Documents of the Issuers. The UM Partners Units represent all of the Equity Interests of Series U and Series R which Seller or any of its Affiliates, directly or indirectly, owns or holds either of record or beneficially. Except for Seller’s rights and obligations set forth in the UM Partners LLCA and the Securities Purchase Agreement (which rights and obligations shall (a) remain in full force and effect at all times prior to the Closing and (b) terminate effective at the Closing in accordance with the terms of this Agreement), Seller does not have any outstanding subscription, warrant, option, call, right, obligation or other agreement or commitment pursuant to which Seller may purchase, acquire or otherwise receive from Series U or Series R or any other Person any Equity Interests of Series U or Series R.
2.3   Noncontravention. The consummation by Seller of the transactions contemplated by this Agreement do not (i) conflict with or result in any breach of any of the material terms, conditions or provisions of, (ii) constitute a material default under (whether with or without the giving of notice, the passage of time or both), (iii) result in a material violation of, (iv) give any third party the right to terminate or accelerate, or cause any termination or acceleration of, any material right or material obligation under, (v) result in the creation of any Lien upon the UM Partners Units under, (vi) require any approval under, from or pursuant to, or (vii) require any filing with, any of the following: (x) any material Contract to which Seller is a party, (y) any Governing Document of Seller or (z) any Governmental Entity under or pursuant to any Law or Order to which Seller is bound or subject, with respect to clauses (x), (y) and (z) that are or would reasonably be expected to be materially adverse to Seller or materially impair or delay the ability of the Seller to consummate the transactions contemplated by this Agreement.
2.4   Brokerage. Seller has not directly or indirectly incurred any Liability in connection with this Agreement or the transactions contemplated hereby that would result in the obligation of the Buyer or the Company (or any of its subsidiaries) to pay any finder’s fee, brokerage or agent’s commissions or other like payments.
2.5   Litigation. There are no material Proceedings pending or, to the actual knowledge of Seller, threatened against Seller or, to the actual knowledge of Seller, any director, officer or employee of Seller (in their capacity as such), and during the past two (2) years, there have not been any such Proceedings and Seller is not subject to or bound by any material outstanding Orders, in each case, that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the ability of Seller to perform its obligations under, and to consummate the transactions contemplated by, this Agreement.
2.6   No Other Representations and Warranties; Non-Reliance. In making its determination to enter into this Agreement, Seller has relied on the results of its own independent investigation and solely on the representations and warranties set forth in Article 3 and the calculation of the Purchase Price and all information, documentation and data supporting such calculation, in each case, delivered by the Buyer and the Issuers prior to the Closing in accordance with Section 1.1, and has not relied on any other oral or written information provided by the Buyer or the Issuers or any of their Representatives. Except for the representations and warranties set forth in this Article 2, none of Seller nor any Person acting on behalf of Seller has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to Seller and Seller disclaims any such representation or warranty. Except for the specific representations and warranties made by the Buyer in Article 3, Seller specifically disclaims that it is relying upon any other representations or warranties that may have been made by the Buyer.
3.   Representations and Warranties of the Buyer. The Buyer hereby represents and warrants to Seller that:
3.1   Organization; Authority; Enforceability. Until the occurrence of the Domestication, the Buyer is an exempted company with limited liability duly formed, validly existing and in good standing under the Laws of the Cayman Islands and upon the occurrence of the Domestication, the Buyer will be a Delaware corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware. The Buyer is or will be qualified to do business and is or will be in good standing as a foreign entity in each jurisdiction in which the character of its properties, or in which the transaction of its business, makes such qualification necessary, except where the failure to be so qualified and in good standing (or equivalent) would not have a Buyer Material Adverse Effect. The Buyer has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of Buyer’s obligations hereunder and the transactions contemplated hereby, have been duly approved and authorized by all requisite Board action on the part of the Buyer. No other proceedings on the part of the Buyer (including, without limitation, any action by the Board or shareholders of the Buyer), except for the receipt of the Required Vote, are necessary to approve and authorize the execution and delivery of this Agreement, the performance of Buyer’s obligations hereunder and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Buyer and (assuming the due authorization, execution and delivery by the other parties thereto) constitutes the valid and binding agreement of the Buyer, enforceable against the Buyer in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. The Buyer is not the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.
3.2   Noncontravention. The consummation by the Buyer of the transactions contemplated by this Agreement do not (i) conflict with or result in any breach of any of the material terms, conditions or provisions of, (ii) constitute a material default under (whether with or without the giving of notice, the passage of time or both), (iii) result in a material violation of, (iv) give any third party the right to terminate or accelerate, or cause any termination or acceleration of, any material right or material obligation under,

(v) result in the creation of any Lien upon its Equity Interests under, (vi) require any approval under, from or pursuant to, or (vii) require any filing with, any of the following: (x) any Contract or lease to which the Buyer is a party, (y) any Governing Document of the Buyer, or (z) any Governmental Entity under or pursuant to any Law or Order to which the Buyer is bound or subject, with respect to clauses (x), (y) and (z) that are or would reasonably be expected to be materially adverse to the Buyer or materially impair or delay the ability of the Buyer to consummate the transactions contemplated by this Agreement.
3.3   Litigation. There are no material Proceedings pending or, to the actual knowledge of the Buyer, threatened against the Buyer or, to the actual knowledge of the Buyer, any director, officer or employee of the Buyer (in their capacity as such), and during the past two (2) years there have not been any such Proceedings and the Buyer is not subject to or bound by any material outstanding Orders, in each case, that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the ability of Buyer to perform its obligations under, and to consummate the transactions contemplated by, this Agreement.
3.4   Brokerage. The Buyer has not directly or indirectly incurred any Liability in connection with this Agreement, or the transactions contemplated hereby, that would result in the obligation of Seller to pay a finder’s fee, brokerage or agent’s commissions or other like payments.
3.5   Investment Intent.
(a)   The Buyer understands and acknowledges that the acquisition of the UM Partners Units involves substantial risk. The Buyer has experience as an investor in securities of companies such as the Issuers, and the Buyer can bear the economic risk of its investment and has sufficient knowledge and experience in financial and business matters that the Buyer is capable of evaluating the merits and risks of its investment in the UM Partners Units.
(b)   Except as set forth in the Business Combination Agreement, the Buyer is acquiring the UM Partners Units for its own account, for investment purposes only and not with a view toward, or for sale in connection with, any distribution thereof, or with any present intention of distributing or selling any UM Partners Units, in each case, in violation of the federal securities Laws, any applicable foreign or state securities Laws or any other applicable Law.
(c)   The Buyer qualifies as an “accredited investor,” as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.
(d)   The Buyer understands and acknowledges that the UM Partners Units have not been registered under the Securities Act, any United States state securities Laws or any other applicable foreign Law. The Buyer acknowledges that such securities may not be transferred, sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other provision of applicable United States federal, United States state, or other Law or pursuant to an applicable exemption therefrom. The Buyer acknowledges that there is no public market for the UM Partners Units and that there can be no assurance that a public market will develop.
3.6   Financial Ability. The Buyer will have at Closing sufficient cash to enable it to pay the Purchase Price.
3.7   No Other Representations and Warranties; Non-Reliance. In making its determination to enter into this Agreement, the Buyer has relied on the results of its own independent investigation and solely on the representations and warranties set forth in Article 2, and has not relied on any other oral or written information provided by Seller or its representatives. Except for the representations and warranties set forth in this Article 3, none of the Buyer nor any Person acting on behalf of the Buyer has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Buyer and the Buyer disclaims any such representation or warranty. Except for the specific representations and warranties made by Seller in Article 2, the Buyer specifically disclaims that it is relying upon any other representations or warranties that may have been made by Seller.

4.   Covenants.
4.1   Commercially Reasonable Efforts; Further Assurances. Subject to the terms and conditions set forth in this Agreement, and to applicable Laws, during the period between the Effective Date and the Closing, the Parties shall use their respective commercially reasonable efforts to (a) take, or cause to be taken, all necessary action (including executing and delivering any agreements, certificates, instruments and documents that are necessary for the consummation of the transactions contemplated by this Agreement), and (b) do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement.
4.2   Public Announcements; Press Releases. No press or other public release or public disclosure by any Party or its Affiliates that relates to the transfer of the UM Partners Units or contains any reference to any other Party or its Affiliates shall be issued without the prior written consent of such other Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that each Party may make any such release or disclosure (including any SEC filing) which is required by applicable Law or the requirements of any stock exchanges. Notwithstanding the immediately preceding sentence, (a) each of the Buyer and the Issuers shall (i) consult with Seller as to the timing of all press or other public release or public disclosure (excluding any SEC filing) that relates to the transfer of the UM Partners Units or contains any reference to Seller or its Affiliates, (ii) allow Seller reasonable time to review and comment on all press or other public release or public disclosure (including any SEC filing) that relates to the transfer of the UM Partners Units or contains any reference to Seller or its Affiliates in advance of its issuance, and (iii) consider in good faith any comments to such release or disclosure (including any SEC filing) made by Seller, and (b) this Section 4.2 shall not prohibit Seller or its Affiliates from disclosing any information to Seller’s and its Affiliates’ respective Affiliates and any existing or prospective general and limited partners, equity holders, members, managers and investors of any of the foregoing to the extent disclosed in compliance with Section 8.23 of the UM Partners LLCA.
4.3   Releases.
(a)   Subject to the other provisions in this Section 4.3, effective upon the Closing, Seller, on behalf of itself and its current and former Affiliates and their respective successors and assigns (collectively, the “Seller Releasing Parties”), irrevocably and unconditionally releases, waives and forever discharges the Buyer, Series U and Series R, and each of the Buyer’s, Series U’s and Series R’s respective current and former Affiliates (including the Company and its subsidiaries), and each of their respective current and former managers, directors, officers, employees, members, stockholders, partners, benefit plan fiduciaries and administrators and their respective successors and assigns (collectively, the “Seller Released Parties”), from and against any and all Liabilities (including attorneys’ fees) and causes of actions of the Seller Releasing Parties, of any kind or nature whatsoever (whether now known or unknown, mature or unmatured, suspected or unsuspected, absolute or contingent) that such Seller Releasing Party has ever had, has or may after the Closing have against any of the Seller Released Parties with respect to any matter from the beginning of time through the Closing arising out of, relating to or resulting from any of the following (collectively, the “Seller Released Matters”): (i) the ownership of the UM Partners Units, (ii) the conduct or operations of Series U or Series R or their respective direct or indirect Subsidiaries or Affiliates prior to the Closing, (iii) the UM Partners LLCA, the Third Amended and Restated Limited Liability Company Agreement of SRS, dated as of October 1, 2019, as in effect immediately prior to the merger of SRS with and into Utz Quality Foods, LLC on December 30, 2019 (the “SRS Leasing LLCA”), and the Securities Purchase Agreement or any contracts, certificates or other documents entered into or delivered in connection with the Securities Purchase Agreement, the UM Partners LLCA or the SRS Leasing LLCA, or (iv) service as an observer appointed by Seller with respect to the board of managers of Series U or Series R or any committees thereof. Seller shall not, and shall cause the other Seller Releasing Parties not to, seek to recover any amounts in connection with the Seller Released Matters from any Seller Released Party.
(b)   Subject to the other provisions in this Section 4.3, effective upon the Closing, each Issuer, on behalf of itself and its current and former Affiliates and their respective successors and assigns (collectively, the “Issuers Releasing Parties”), irrevocably and unconditionally releases, waives and forever discharges the Seller, and each of its current and former Affiliates, and each of their respective current and former managers, directors, officers, employees, members, stockholders, partners, benefit plan fiduciaries and administrators and their respective successors and assigns (collectively, the “Issuers Released Parties”), from and against any and all Liabilities (including attorneys’ fees) and causes of actions of the Issuers Releasing Parties, of any kind or nature whatsoever (whether now known or unknown, mature or unmatured, suspected or unsuspected, absolute or contingent) that such Issuers Releasing Party has ever had, has or may after the Closing have against any of the Issuers Released Parties with respect to any matter from the beginning of time through the Closing arising out of, relating to or resulting from any of the following (collectively, the “Issuers Released Matters”): (i) the ownership of the UM Partners Units, (ii) the conduct or operations of Series U or Series R or their respective direct or indirect Subsidiaries or Affiliates prior to the Closing, (iii) the UM Partners LLCA, the SRS Leasing LLCA and the Securities Purchase Agreement or any contracts, certificates or other documents entered into or delivered in connection with the Securities Purchase Agreement, the UM Partners LLCA or the SRS Leasing LLCA, or (iv) service as an observer appointed by Seller with respect to the board of managers of Series U or Series R or any committees thereof. No Issuers Releasing Party shall, or shall cause any other Issuers Releasing Party to, seek to recover any amounts in connection with the Issuers Released Matters from any Issuers Released Party.
(c)   Subject to the other provisions in this Section 4.3, effective upon the Closing, the Buyer, on behalf of itself and its current and former Affiliates and their successors and assigns (collectively, the “Buyer Releasing Parties”), irrevocably and unconditionally releases, waives and forever discharges the Seller, and each of its current and former Affiliates, and each of their respective current and former managers, directors, officers, employees, members, stockholders, partners, benefit plan fiduciaries and administrators and their respective successors and assigns (collectively, the “Buyer Released Parties”, together with the Seller Released Parties and the Issuers Released Parties, the “Released Parties”), from and against any and all Liabilities (including attorneys’ fees) and causes of actions of the Buyer Releasing Parties, of any kind or nature whatsoever (whether now known or unknown, mature or unmatured, suspected or unsuspected, absolute or contingent) that such Buyer Releasing Party has ever had, has or may after the Closing have against any of the Buyer Released Parties with respect to any matter from the beginning of time through the Closing arising out of, relating to or resulting from any of the following (collectively, the “Buyer Released Matters”, together with the Seller Released Matters and the Issuers Released Matters, the “Released Matters”): (i) the ownership of the UM Partners Units, (ii) the conduct or operations of Series U or Series R or their respective direct or indirect Subsidiaries or Affiliates prior to the Closing, or (iii) the UM Partners LLCA and any contracts, certificates or other documents entered into or delivered in connection with the UM Partners LLCA. No Buyer Releasing Party shall, or shall cause any other Buyer Releasing Party to, seek to recover any amounts in connection with the Buyer Released Matters from any Buyer Released Party.
(d)   It is the intention of each Party, in executing the release set forth in Section 4.3 and in giving and receiving the consideration called for in this Agreement, that this release shall be effective upon the Closing as a full and final accord and satisfaction and general release of and from all of its applicable Released Matters. Seller hereby represents to the Buyer, Series U and Series R that Seller has not voluntarily or involuntarily assigned or transferred or purported to assign or transfer to any Person any Seller Released Matters and that, to the actual knowledge of Seller, no Person other than Seller has any interest in such Seller Released Matters by applicable Law or Contract by virtue of any action or inaction by Seller in a manner that would derogate from or otherwise prejudice the foregoing waiver. Each of the Buyer and the Issuers hereby represents to Seller that none of the Buyer, Series U or Series R has voluntarily or involuntarily assigned or transferred or purported to assign or transfer to any Person any of its applicable Released Matters and that, to the actual knowledge of the Buyer, Series U or Series R, respectively, no Person other than the Buyer, Series U or Series R, respectively, has any interest in such Released Matters by applicable Law or Contract by virtue of any action or inaction by the Buyer, Series U or Series R, respectively, in a manner that would derogate from or otherwise prejudice the foregoing waiver.
(e)   Notwithstanding anything to the contrary in this Section 4.3, (i) the Released Matters shall exclude any Liabilities or rights of any Released Party (A) set forth in this Agreement, (B) arising out of actions or omissions occurring after the Closing, (C) arising out of, or resulting from, fraud of the applicable released Persons, or (D) arising out of, resulting from, or relating to Contracts entered into in the Ordinary Course of Business; (ii) the Seller Released Matters shall exclude (A) any Liabilities or rights of any of Seller or any observer appointed by Seller under Section 2.8 of the UM Partners LLCA or Section 2.8 of the SRS Leasing LLCA, and any Liabilities, rights, defenses or counterclaims relating to any matters under Section 4.3(e)(iii) (including those arising under the UM Partners LLCA, the SRS Leasing LLCA, the

Securities Purchase Agreement or applicable law); and (iii) the Issuers Released Matters shall exclude any Liabilities or rights of any Issuers Released Party (X) under Section 5.5 of the UM Partners LLCA and Section 5.5 of the SRS Leasing LLCA, including any imputed underpayments (within the meaning of Section 6225 of the of Code) , or (Y) under Section 8.5 and Section 8.6 of the UM Partners LLCA and Section 8.5 and Section 8.6 of the SRS Leasing LLCA , in each case, with respect to items of income, gain, loss, deduction and credit (or adjustments thereto) of the Issuers or SRS (or an entity treated as a partnership, for U.S. federal income tax purposes, in which the Issuers hold (or have held) or SRS holds (or has held) an interest) that are attributable, for U.S. federal and applicable state and local income tax purposes, to the period of time during which the Seller held its interest in the Issuers and SRS during 2019 and the Issuers in 2020, assuming the closing of the books method of accounting, and otherwise allocable (or determined as allocable by any such subsequent adjustment) to the Seller. Nothing in this Section 4.3 shall waive, release, discharge, limit, modify, restrict, operate as a waiver with respect to or otherwise affect any Liabilities or rights referred to in the immediately preceding sentence. The invalidity or unenforceability of any part of this Section 4.3 shall not affect the validity or enforceability of the remainder of this Section 4.3, which shall remain in full force and effect.
(f)   No Liability or cause of actions arising from any Released Matters shall be released, waived or discharged by virtue of this Section 4.3 at any time prior to the Closing. Furthermore, if this Agreement is terminated prior to the Closing, the provisions set forth in this Section 4.3 shall be null and void ab initio.
4.4   Consent; Waiver; Termination of Other Agreements.
(a)   Effective as of the Closing, each of Seller and each Issuer hereby (i) consents to and approves the purchase by the Buyer from Seller of the UM Partners Units and the other transactions contemplated by this Agreement, notwithstanding any provisions to the contrary set forth in the UM Partners LLCA, (ii) waives any and all transfer and other restrictions under the UM Partners LLCA to the extent such restrictions relate to the purchase by the Buyer from Seller of the UM Partners Units and the other transactions contemplated by this Agreement, and (iii) agrees that Seller shall no longer be a party to, be bound by or have any rights or obligations under, the UM Partners LLCA, except as set forth in this Agreement. At all times prior to the Closing, Seller shall remain a party to the UM Partners LLCA, and all of Seller’s rights and obligations under the UM Partners LLCA shall remain in full force and effect.
(b)   Each of Seller and each Issuer hereby agrees that the Securities Purchase Agreement and all Contracts, certificates or other documents entered into or delivered in connection with the Securities Purchase Agreement (other than the UM Partners LLCA), and all of the respective rights, duties and Liabilities of such Parties thereunder, shall (i) at all times prior to the Closing, remain in full force and effect, and (ii) effective as of the Closing, be forever, fully and completely waived and terminated and of no further force or effect.
(c)   If this Agreement is terminated prior to the Closing, the provisions set forth in this Section 4.4 shall be null and void ab initio.
4.5   Post-Closing Confidentiality. After the Closing, Seller shall continue to comply with Section 8.23 of the UM Partners LLCA (including to maintain the confidentiality of all Confidential Information (as defined in Section 8.23 of the UM Partners LLCA, but also including the terms of this Agreement), including all such Confidential Information which remains in the possession of Seller).
4.6   Business Combination Agreement. The BCA Closing shall occur substantially simultaneously with the Closing.
5.   Termination.
5.1   Termination of Agreement. This Agreement may be terminated at any time prior to the Closing Date as follows:
(a)   automatically and without any action or notice by any of the Parties, if the Business Combination Agreement shall have been terminated in accordance with Article XI thereof;
(b)   by mutual written consent of the Buyer and Seller; and

(c)   by the Buyer or Seller, if the Closing shall not have occurred by the twelve (12) month anniversary of the Effective Date; provided, that such right to terminate this Agreement under this Section 5.1(c) shall not be available to a Party that has breached its obligations under this Agreement in a manner that shall have proximately contributed to the failure of the Closing to occur by such date.
5.2   Notice of Termination. Each Party may exercise the right to terminate this Agreement pursuant to and to the extent required under Section 5.1 by providing written notice of termination from time to time to the other Parties, which notice shall specify the basis for termination.
5.3   Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of this Article 5, this Agreement shall have no further force or effect, and there shall be no further Liability on the part of any Party to any other Person in respect hereof; provided, that the covenants, obligations and agreements set forth in Section 4.2 (Public Announcements; Press Releases), Article 6 (Miscellaneous) and in this Section 5.3 shall survive the termination of this Agreement; provided further, that, except as otherwise provided herein, no such termination shall relieve any Party of any Liability resulting from any breach of this Agreement prior to the time of such termination.
6.   Miscellaneous.
6.1   Survival of Representations, Warranties and Covenants. None of the representations and warranties, or any of the covenants, obligations or agreements that are required to be performed prior to the Closing, set forth in this Agreement or in any other agreements, certificates, instruments and documents to be entered into pursuant hereto, including, without limitation, any rights arising out of any breach of such representations, warranties, covenants, obligations or agreements, shall survive the Closing. The covenants, obligations and agreements of the Parties that are required to be performed at or after the Closing pursuant to this Agreement or any other agreements, certificates, instruments and documents to be entered into pursuant hereto shall survive the Closing until fully performed.
6.2   Notices. All notices, demands and other communications to be given or delivered under this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. eastern time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following delivery by reputable overnight express courier (charges prepaid) or (c) three (3) days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 6.2, notices, demands and other communications to the Buyer, Seller and the Issuers shall be sent to the addresses indicated below:
if to the Buyer, to:
Collier Creek Holdings
200 Park Avenue, 58th Floor
New York, NY 10166
Attention: Jason K. Giordano
Email: giordano@cc.capital
with a copy to (which shall not constitute notice):
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention: Peter Martelli, P.C.
           Lauren M. Colasacco, P.C.
E-mail: peter.martelli@kirkland.com
           lauren.colasacco@kirkland.com

if to Seller, to:
BSOF SN LLC
c/o Akin Gump Strauss Hauer & Feld LLP
1999 Avenue of the Stars, Suite 600
Los Angeles, CA 90067
Attention: David Antheil
Email: dantheil@akingump.com
if to Series U or Series R, to:
Series U of UM Partners, LLC
900 High Street
Hanover, PA 17331
Attention: Dylan Lissette
Email: dlissette@utzsnacks.com
with a copy (which shall not constitute notice) to:
Cozen O’Connor
One Liberty Place
1650 Market Street, Suite 2800
Philadelphia, PA 19103
Attention: Larry Laubach
Email: llaubach@cozen.com
6.3   Counterparts; Electronic Delivery. This Agreement and the other agreements, certificates, instruments and documents delivered pursuant to this Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a Contract and each Party forever waives any such defense
6.4   Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. Neither this Agreement, nor any of the rights, interests or obligations hereunder, may be assigned or delegated by any Party (including by operation of Law) without the prior written consent of each of the Buyer, Seller and the Issuers, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that Seller may assign or delegate any and all of its rights under this Agreement to one or more of its Affiliates without the consent of any other Party. Any purported assignment or delegation not permitted under this Section 6.4 shall be null and void ab initio.
6.5   Entire Agreement; No Third Party Beneficiaries. This Agreement and the other agreements, certificates, instruments and documents delivered pursuant to this Agreement constitute the entire agreement and understanding among the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter in any way. Except for the rights, and duties or obligations owed to, Seller under the UM Partners LLCA (which rights, duties and obligations shall (a) remain in full force and effect at all times prior to the Closing and (b) terminate effective at the Closing in accordance with the terms of this Agreement), the Parties have voluntarily agreed to define their rights and Liabilities with respect to the transactions contemplated by this Agreement exclusively pursuant to the terms and provisions of this Agreement, and disclaim that they are owed any duties or are entitled to any remedies not set forth in this Agreement. Furthermore, this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and no Person has any special relationship with another Person that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction. This Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder (other than each Released Party enforcing its rights under Section 4.3 and each Non-Party Affiliate enforcing its rights under Section 6.11).

6.6   Governing Law; Waiver of Jury Trial; Jurisdiction. The Law of the State of Delaware shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice-of-law or conflict-of-law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES HEREUNDER. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 6.6, however, shall affect the right of any Party to serve legal process in any manner permitted by Law or at equity. Each Party agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any manner provided by Law or at equity.
6.7   Trust Account Waiver. Seller acknowledges that the Buyer has established the Trust Account for the benefit of its public stockholders, which holds proceeds of its initial public offering. For and in consideration of the Buyer entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller, for itself and the Affiliates it has the authority to bind, hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to (i) the Buyer’s public stockholders upon the redemption of their respective shares in the Buyer and (ii) the underwriters of the Buyer’s initial public offering in respect of their deferred underwriting commissions held in the Trust Account, in each case as set forth in the Trust Agreement (collectively, the “Trust Distributions”)), and hereby waives any claims it has or may have at any time solely against the Trust Account (including the Trust Distributions) as a result of, or arising out of, any discussions, contracts or agreements (including this Agreement) between the Buyer and Seller and will not seek recourse against the Trust Account (including the Trust Distributions) for any reason whatsoever. Seller agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the Buyer and the Sponsor to induce the Buyer to enter in this Agreement, and Seller further intends and understands such waiver to be valid, binding and enforceable against Seller and its Affiliates that it has the authority to bind under applicable Law. To the extent Seller or any of its Affiliates that Seller has the authority to bind commences any action or proceeding against the Buyer or any of its Affiliates based upon, in connection with, relating to or arising out of any matter relating to discussions, contracts or agreements (including this Agreement) between the Buyer and Seller, which Proceeding seeks, in whole or in part, monetary relief against the Buyer or its representatives, Seller hereby acknowledges and agrees that Seller’s and its Affiliates’ sole remedy shall be against assets of the Buyer (excluding the assets in the Trust Account) and that such claim shall not permit Seller or such Affiliates (or any Person claiming on any of their behalves) to have any claim against the Trust Account (including the Trust Distributions) or any amounts contained in the Trust Account while in the Trust Account.
6.8   Fees and Expenses. Each of the Parties shall be responsible for all fees and expenses incurred by such Party in connection with this Agreement and the consummation of the transactions contemplated by this Agreement, whether or not the Closing is consummated. Notwithstanding the immediately preceding sentence, the Issuers shall jointly and severally pay to Seller an amount equal to all fees and expenses incurred by Seller and its Affiliates in connection with this Agreement, promptly after receipt from Seller of invoices and other supporting documentation setting forth such fees and expenses in reasonable detail; provided, that the obligations of the Issuers pursuant to this sentence shall in no event exceed Fifty Thousand Dollars ($50,000).
6.9   Amendment and Waiver. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing, signed by the Buyer, Seller and the Issuers. No waiver of any provision or condition of this Agreement shall be valid unless the same shall be in writing and signed by the Party against which such waiver is to be enforced. No waiver by any Party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.
6.10   Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated by this Agreement are unique and recognize and affirm that in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, money damages would be inadequate (and therefore the non-breaching Party would have no adequate remedy at Law) and the non-breaching Party would be irreparably damaged. Accordingly, unless this Agreement has been terminated, each Party agrees that each other Party shall be entitled to seek specific performance, an injunction or other equitable relief (without posting of bond or other security or needing to prove irreparable harm) to prevent breaches of the provisions of this Agreement and to seek specific enforcement of this Agreement and the terms and provisions hereof in any Proceeding, in addition to any other remedy to which such Person may be entitled. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 6.10 shall not be required to provide any bond or other security in connection with any such injunction.
6.11   No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement (except in the case of the immediately succeeding sentence) or any document, agreement, or instrument delivered contemporaneously herewith, and notwithstanding the fact that any Party may be a partnership or limited liability company, each Party hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the Parties shall have any obligation hereunder and that no Party has any rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements, or instruments delivered contemporaneously herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Party (or any of their successors or permitted assignees), against any former, current, or future general or limited partner, manager, stockholder or member of any Party (or any of their successors or permitted assignees) or any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing, but in each case not including the Parties (each, but excluding for the avoidance of doubt, the Parties, a “Non-Party Affiliate”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, Contract, equity or otherwise) by or on behalf of such Party against the Non-Party Affiliates, by the enforcement of any assessment or by any Proceeding, or by virtue of any statute, regulation or other applicable Law, or otherwise; it being agreed and acknowledged that no personal Liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Party Affiliate, as such, for any obligations of the applicable Party under this Agreement or any agreements, certificates, instruments and documents delivered pursuant hereto or the transactions contemplated hereby, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, Contract, equity or otherwise) based on, in respect of, or by reason of, such obligations or their creation. Notwithstanding the foregoing, a Non-Party Affiliate may have obligations under any documents, agreements, or instruments delivered contemporaneously herewith or otherwise required by this Agreement if such Non-Party Affiliate is party to such document, agreement or instrument. Except to the extent otherwise set forth herein, and subject in all cases to the terms, conditions and limitations set forth herein, this Agreement may only be enforced against, and any claim or cause of action of any kind based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are named as Parties hereto and then only with respect to the obligations set forth herein with respect to such Party. Each Non-Party Affiliate is intended as a third-party beneficiary of this Section 6.11.
6.12   Tax Matters.
(a)   For U.S. federal and applicable state and local income tax purposes, the Parties agree that (i) the purchase and sale of the UM Partners Units pursuant to this Agreement shall be treated as a sale of partnership interests in Series U and Series R from Seller to the Buyer in exchange for the Purchase Price in a transaction described in Section 741 of the Code, and (ii) the distributive share of income, gain, loss, deduction and credit of Series R and Series U for the taxable year that includes the Closing Date allocable to Seller shall be determined by using the interim closing of the books method, as provided for in Section 706 of the Code and the Treasury Regulations thereunder (or any similar provision of applicable state or local law). In addition, for U.S. federal and applicable state and local income tax purposes, the Issuers and Buyer agree that, as a result of the Redemption occurring immediately after the transactions contemplated by this Agreement, the Buyer shall not be allocated any taxable income, gain, loss, deduction or credit of Series U or Series R, however the Buyer shall be allocated book-up gain, if any, resulting from the transactions contemplated by this Agreement under Section 704(b) of the Code and applicable Treasury Regulations thereunder (collectively, the “Tax Positions”).
(b)   The Issuers and Buyer (and Seller solely for purposes of the first sentence of Section 6.12(a)) shall and shall cause each of their respective applicable Affiliates to, (i) prepare and file all tax returns consistent with the Tax Positions, (ii) take no position in any communication (whether written or unwritten) with any Governmental Entity inconsistent with the Tax Positions, and (iii) promptly inform the other Parties of any challenge by any Governmental Entity to any portion of the Tax Positions.
(c)   Each of Series R and Series U shall: (i) in respect of its taxable year that includes the Closing Date, furnish to Seller a final Schedule K-1 for such taxable year (respectively, the “Series R Schedule K-1” and the “Series U Schedule K-1”) and reasonable estimates of the information to be shown thereon, no later than the date on which such schedule or information, as applicable, is provided to other members of such Issuer; and (ii) provide such information as is reasonably requested by Seller and reasonably necessary for the filing of any tax return by Seller in relation to the applicable Issuer. Unless otherwise required by applicable law, Seller shall, in its income tax return and other statements filed with the Internal Revenue Service or other taxing authority report all tax items in accordance with the treatment of such items by the Issuers as reflected on the Series R Schedule K-1 and the Series U Schedule K-1.
(d)   The Issuers shall prepare, or cause a third party to prepare on behalf of the Issuers, a draft schedule (the “Allocation Schedule”): (i) allocating the Purchase Price among Series R Preferred, Series U Preferred, Series R Common Series U Common; (ii) allocating the Purchase Price (including assumed liabilities) among each Issuer’s assets in accordance with the requirements of Section 751 of the Code; and (iii) specifying the classification of each Issuer’s asset for purposes of Section 751(a) of the Code. No later than thirty (30) days prior to the filing of tax returns of the Issuers for the year of the sale, the Issuers shall make such draft Allocation Schedule available to the Seller for review and comment and shall cooperate with Seller and its advisers in the preparation of the final Allocation Schedule (including by considering in good faith Seller’s comments to such Allocation Schedule). Unless otherwise required by applicable Law, the Parties shall file all tax returns (including amended returns and claims for refund) in a manner consistent with such Allocation Schedule, and shall use their respective reasonable best efforts to sustain such allocation in any subsequent tax audit or tax dispute.
(e)   Except as otherwise required by applicable law, the Issuers shall not, without the prior written consent of the Seller (which consent shall not be unreasonably withheld, conditioned or delayed), provide consent to any action requiring consent of the Issuers under Section 9.1 of the Business Combination Agreement if such action relates to partnership related items during the period of time Seller held its interest in the Issuers that would have a material adverse and disproportionate tax effect on the Seller.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.
THE BUYER:
COLLIER CREEK HOLDINGS
By:	/s/ Jason K. Giordano Name: Jason K. Giordano Title: Co-Executive Chairman

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.
SELLER:
BSOF SN LLC
By:	/s/ Peter Koffler Name: Peter Koffler Title: Authorized Signatory

IN WITNESS WHEREOF, Series U and Series R hereby agree to be bound solely by the terms of Article 1, Article 4, Article 5 and Article 6 of this Agreement to the extent referenced therein as of the date first above written.
SERIES U OF UM PARTNERS, LLC
By:	/s/ Dylan B. Lissette Name: Dylan B. Lissette Title: President and Chief Executive Officer
SERIES R OF UM PARTNERS, LLC
By:	/s/ Dylan B. Lissette Name: Dylan B. Lissette Title: President and Chief Executive Officer

EXHIBIT A
CALCULATION OF PURCHASE PRICE
[See attached.]

EXHIBIT B
ASSIGNMENT OF UM PARTNERS UNITS
[See attached.]

EXHIBIT C
SELLER BRING-DOWN CERTIFICATE
[See attached.]

EXHIBIT D
BUYER BRING-DOWN CERTIFICATE
[See attached.]